Form 20-F
period 2015-12-31
Pyxis Tankers Inc.
filed 2016-03-23
CIK 1640043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-37611

PYXIS TANKERS INC.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Marshall Islands

(Jurisdiction of incorporation or organization)

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of principal executive office)

Mr. Antonios C. Backos

Senior Vice President Corporate Development & General Counsel

59 K. Karamanli Street

Maroussi 15125 Greece

Tel: +30 210 638 0200

Fax: +30 210 653 7715

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock, par value U.S. $0.001 per share	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Common Stock, par value U.S. $0.001 per share: 18,244,671 as of December 31, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or

15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐    No  ☐

INTRODUCTION

Unless otherwise indicated in this Annual Report on Form 20-F (“Annual Report”), “Pyxis,” the “Company,” “we,” “us” and “our” refer to Pyxis Tankers Inc. and its consolidated subsidiaries.

Our audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP” or “GAAP”.

All references in this Annual Report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros,” mean euros, unless otherwise noted.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements in this Annual Report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including drydocking and insurance costs, competition in the tanker industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Item 3. Key Information – D. Risk Factors” section of this Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;
•	the length and number of off-hire periods and dependence on third-party managers; and
•	other factors discussed under the “Item 3. Key Information – D. Risk Factors” in this Annual Report.

You should not place undue reliance on forward-looking statements contained in this Annual Report, because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this Annual Report are qualified in their entirety by the cautionary statements contained in this Annual Report. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The following table presents in each case for the periods and at the dates indicated, selected consolidated financial and operating data of Pyxis Tankers Inc. for each of the years in the three-year period ended December 31, 2015. The table should be read together with “Item 5 - Operating and Financial Review and Prospects”. The selected consolidated financial data of Pyxis Tankers Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheets at December 31, 2014 and 2015, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year ended December 31,
(In thousands of U.S. Dollars, except per share data)	2013	2014	2015
Revenue	$21,980	$27,760	33,170
Voyage related costs and commissions	(3,817)	(10,030)	(4,725)
Vessel operating expenses	(10,220)	(11,064)	(13,188)
General and administrative expenses	(173)	(93)	(1,773)
Management fees, related parties	(468)	(611)	(577)
Management fees, other	(823)	(922)	(1,061)
Depreciation and amortization	(4,677)	(5,649)	(5,884)
Vessel impairment charge	—	(16,930)	—
Interest expenses and finance cost, net	(402)	(1,704)	(2,531)
Other income	192	—	74
Net income/(loss)	$1,592	$(19,243)	3,505

Earnings/(losses) per common share, basic	$0.09	$(1.05)	$0.19

Earnings/(losses) per common share, diluted	$-	$-	$0.19

Weighted average number of shares, basic	18,244,671	18,244,671	18,244,671

Weighted average number of shares, diluted	18,244,671	18,244,671	18,277,893

	Year ended December 31,
(In thousands of U.S. Dollars)	2014	2015
Balance Sheet Data
Total current assets	$3,372	$5,885
Total other non-current assets	1,122	5,336
Fixed assets, net	117,445	130,501
Total assets	121,939	141,722
Total current liabilities	7,047	11,200
Total non – current liabilities	60,991	75,956
Total stockholders’ equity	53,901	54,566
Capital Stock	$72,981	$70,141

	Year ended December 31,
(In thousands of U.S. Dollars)	2013	2014	2015
Cash Flow Data
Net cash provided by operating activities	$5,992	$5,362	$12,366
Net cash used in investing activities	(29,389)	(7,156)	(18,766)
Net cash provided by financing activities	24,902	246	9,879
Change in cash and cash equivalents	$1,505	$(1,548)	$3,479

	Year ended December 31,
	2013	2014	2015
Ownership days (1)	1,566	1,825	2,177
Available days (2)	1,566	1,806	2,137
Operating days (3)	1,523	1,694	2,092
Utilization % (4)	97.2%	93.8%	97.9%
Daily time charter equivalent rate (5)	$11,926	$10,466	$13,597
Average number of vessels (6)	4.3	5.0	6.0
Number of vessels at period end	5.0	5.0	6.0
Weighted average age of vessels (7)	4.0	5.0	4.8

(1)

Ownership days are the total number of days in a period during which each of the vessels in our fleet was owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.

(2)

Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels should be capable of generating revenues.

(3)

Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.

(5)

Daily TCE is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues after deducting voyage expenses, including commissions by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.

(6)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.

(7)	Weighted average age of the fleet, is the sum of the ages of our vessels, weighted by the dead weight tonnage (“dwt”) of each vessel on the total fleet dwt.

Recent Daily Fleet Data:
(Amounts in U.S.$)		Year ended December 31,
		2013	2014	2015
Eco-Efficient MR2: (2 units)
	TCE	14,401	15,210	15,631
	Opex	10,908	5,584	6,430
	Utilization %	100.0%	100.0%	99.4%
Eco-Modified MR2: (1 unit)
	TCE	21,114	12,596	17,480
	Opex	6,337	6,802	6,461
	Utilization %	100.0%	86.4%	91.3%
Standard MR2: (1 unit)
	TCE	13,021	12,019	17,237
	Opex	6,376	6,739	6,325
	Utilization %	99.2%	95.4%	100.0%
Handysize Tankers: (2 units)
	TCE	6,116	6,200	7,622
	Opex	6,062	5,581	5,358
	Utilization %	94.5%	93.4%	98.6%
Fleet: (6 units)
	TCE	11,926	10,466	13,597
	Opex	6,527	6,062	6,058
	Utilization %	97.2%	93.8%	97.9%

Vessel operating expenses per day (“Opex”) are our vessel operating expenses for a vessel, which consist primarily of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the days in the applicable period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Industry

Operating ocean-going vessels is inherently risky.

The operation of ocean-going vessels in international trade is affected by a number of risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events, including marine disasters, bad weather, grounding, fire explosions, collisions, human error, mechanical failure, personal injury, vessel and cargo and property loss or damage, hostilities, labor strikes, adverse weather conditions, stowaways, placement on our vessels of illegal drugs and other contraband by smugglers, war, terrorism, piracy, human error, environmental accidents generally, collisions and other catastrophic natural and marine disasters. An accident involving any of our vessels could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, damage to our customer relationships, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business or higher insurance rates.

In addition, the operation of tankers, and product tankers in particular, has unique operational risks associated with the transportation of refined petroleum products and chemicals. A spill of refined petroleum products or chemicals may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels. Compared to other types of vessels, product tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision or other cause due to the high flammability and high volume of the products transported in tankers. In addition, if our vessels are found with contraband, we may face governmental or other regulatory claims. Any of these circumstances or events could negatively impact our business, results of operations and financial condition. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

If our vessels suffer damage, they may need to be repaired at a shipyard. The costs of repairs are unpredictable and may be substantial. We may have to pay repairs that our insurance does not cover in full. In addition, we may be unable to find space at a suitable shipyard or our vessels may be forced to travel to a shipyard that is not conveniently located to our vessels’ positions. The loss of revenues and continuation of certain operating expenses while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial conditions. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

We operate our vessels worldwide and as a result, our vessels are exposed to international risks that may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations.  In addition to the circumstances and events summarized above, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions that may reduce our revenue or increase our expenses. International shipping is also subject to various security and customs inspection and related procedures in countries of origin and destination and transhipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows and financial condition.

Charter hire rates for tankers are cyclical and volatile.

The product tanker market is cyclical and volatile in charter hire rates. The degree of charter hire rate volatility among different types of product tankers has varied widely. After reaching historical highs in mid-2008, charter hire rates for product tankers declined significantly before increasing in 2015. If the shipping industry and charter hire rates are depressed in the future when our charters expire, we may be unable to recharter our vessels at rates as favorable to us as historical rates and our revenues, with the result that earnings and available cash flow will likely be adversely affected. In addition, a decline in charter hire rates likely will cause the value of our vessels to decline. Our ability to re-charter our vessels upon the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the tanker market at that time and changes in the supply and demand for vessel capacity.

The factors that influence the demand for product tanker vessel capacity are outside of our control, unpredictable and include:

•	demand and supply for refined petroleum products and other liquid bulk products such as vegetable and edible oils;
•	competition from alternative sources of energy and a shift in consumer demand from products towards other energy resources such as wind, solar or water energy;
•	regional availability of refining capacity;
•	the globalization of manufacturing;
•	global and regional economic and political conditions and developments in international trade;
•	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported;
•	competition from other shipping companies and other modes of transportation that compete with product tankers;
•	environmental and other regulatory developments;
•	international sanctions, embargoes, import and export restrictions, nationalizations and wars;
•	currency exchange rates; and
•	weather and natural disasters.

The factors that influence the supply of product tanker vessel capacity are outside of our control and unpredictable and include:

•	the number of product tanker newbuilding deliveries;
•	the scrapping rate of older product tankers;
•	the price of steel and vessel equipment;
•	the cost of newbuildings and the cost of retrofitting or modifying secondhand product tankers as a result of charterer requirements;
•	availability and cost of capital;
•	cost and supply of labor;
•	technological advances in product tanker design and capacity;
•	conversion of product tankers to other uses and the conversion of other vessels to product tankers;
•	product tankers freight rates, which is itself effected by factors that may affect the rate of newbuilding, scrapping and laying-up of product tankers;
•	port and canal congestion;
•	exchange rate fluctuations;
•	changes in environmental and other regulations that may limit the useful lives of product tankers; and
•	the number of product tankers that are out of service.

These factors influencing the supply of and demand for product tanker capacity and charter rates are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. A global economic downturn may reduce demand for transportation of refined petroleum products and chemicals.  We cannot assure you that we will be able to successfully charter our product tankers in the future at all or at rates sufficient to allow us to meet our contractual obligations, including repayment of our indebtedness, or to pay dividends to our stockholders.

Product tanker rates also fluctuate based on seasonal variations in demand.

Product tanker markets are typically stronger in the winter months as a result of increased refined petroleum products consumption in the northern hemisphere but weaker in the summer months as a result of lower products consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The price volatility of products resulting from these factors has historically led to increased product trading activities in the winter months. As a result, revenues generated by our vessels have been historically weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

An over-supply of product tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of product tankers is affected by a number of factors such as demand for energy resources, oil, petroleum and chemical products, as well as strong overall global economic growth. If the capacity of new ships delivered exceeds the capacity of product tankers being scrapped and lost, product tanker capacity will increase. For example, as of March 15, 2016, the order book for MR tankers represented slightly over 7.9% of the existing fleet and the order book may increase further in the future. If the supply of product tanker capacity increases and if the demand for product tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations and financial condition.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in many regions of the world. Although the frequency of piracy on ocean-going vessels has decreased since 2014, piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and the Gulf of Guinea. Tanker vessels are particularly vulnerable to attacks by pirates. If regions in which our vessels are deployed are characterized as “war risk’’ zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee of Lloyds Insurance and IUA Company “war and strikes’’ listed areas, premiums payable for coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels.  These risks could have a material adverse impact on our business, results of operations and financial condition.

Our substantial operations outside the United States expose us to political, governmental and economic instability.

Our operations are primarily conducted outside the United States and may be adversely affected by changing or adverse political, governmental and economic conditions in the countries where our vessels are flagged or registered and in the regions where we operate. In particular, we may derive some portion of our revenues from our vessels transporting refined petroleum products from politically unstable regions.

In addition, terrorist attacks such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008, Paris on November 13, 2015 and continuing hostilities in Iraq, Syria and Afghanistan and elsewhere in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions, or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future. Crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents.

Our operations are also potentially vulnerable to economic instability inherent in political and government risk. In particular, the shipping industry, like many others, is dependent on the economies of India and China. India’s gross domestic product growth has exhibited noteworthy growth in the recent years. The Chinese government’s reputation and reform of its economy continue to develop. Many of the reforms by the Chinese government are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. Notwithstanding these developments, the Chinese economy has slowed its pace of growth in the recent past.

In addition, fluctuations in exchange rates may affect charter rates and may adversely affect the profitability in U.S. dollars of the services we provide in foreign markets where payment is made in other currencies. All of our consolidated revenue is received in U.S. dollars. The amount and frequency of expenses paid in currency other than the U.S. dollar (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations, including the continued devaluation of the yuan by the People’s Bank of China that commenced in August 2015. Even if we implement hedging strategies to mitigate this risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the hedging activities and potential accounting implications.

Political instability in Greece may have an adverse impact on our and Pyxis Maritime Corp.’s (“Maritime”) operations in that country. We are headquartered in Greece, which is in the midst of an economic crisis that includes, among other things, a high budget deficit compared to previous years. The Greek government is adopting reforms, and it is not clear how this new legislation will be implemented in practice. On August 19, 2015, the European Commission signed a Memorandum of Understanding (the “MoU”) with Greece following approval by the European Stability Mechanism Board of Governors for further stability support accompanied by a third economic adjustment program. Within the scope of the MoU, the Greek government has committed to phasing out special tax treatments of the shipping industry. Over the past recent years, Greece has subjected foreign flag vessels (jointly with their owners and their Greek ship managers) to tonnage tax equal to that payable for equivalent Greek flag vessels, on condition of providing a tax credit for the equivalent taxes actually incurred in respect of the same vessels towards their flag states. Greece has also enacted legislation increasing the levels of tonnage tax by 4% until 2020 in conformity with the MoU. As part of those reforms, the government in Greece may impose additional taxes on ship management companies located in Greece, including on shipping income which currently benefits from an exemption from Greek taxes.

Any of these factors may interfere with the operation of our vessels, increase the cost and risk that insurance will be unavailable, insufficient or more expensive for our vessels and increase our costs, which could harm our business, results of operations and financial condition.

The current global economic condition and financial environment may negatively affect our business.

In recent years, businesses in the global economy generally have suffered from a general recession, faced limited or no credit or credit on less favorable terms than previously obtained, lower demand for goods and services, reduced liquidity and declining capital markets. These factors have led to lower demand for refined petroleum products including fuel oil, which, along with diminished trade credit available for the delivery of such cargoes have led to decreased demand for product tankers, creating downward pressure on charter rates and reduced product tanker values. In particular, a significant number of the port calls we expect our vessels to make will likely involve the loading or discharging of cargo in ports in Organization of Economic Cooperation and Development countries and the Asia Pacific region. China’s economy has shown signs of slowing its growth rate. We cannot assure you that the Chinese, Indian or Japanese economies, which generate a substantial amount of demand for shipping companies, will not experience a significant contraction or otherwise negatively change in the future, especially due to the recent effects from the turmoil in the Chinese capital markets. Moreover, a significant or protracted slowdown in the economies of the United States, the European Union or various Asian countries may adversely affect the economic growth in China and elsewhere. In addition, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for our services.

These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities.

If the current global economic and financial environment persists or worsens, we may be negatively affected in the following ways:

•	we may not be able to employ our vessels at charter rates as favorable to us as historical rates or operate our vessels profitably;
•

the market value of our vessels could decrease, which may cause us to, among other things, recognize losses if any of our vessels are sold or if their values are impaired, violate covenants in our current loan agreements and future financing agreements and be unable to incur debt at all or on terms that are acceptable to us; and

•

we may experience difficulties obtaining financing commitments or be unable to fully draw under loans we arrange in the future if the lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

In addition, as a result of the ongoing economic slump in Greece and the related austerity measures implemented by the Greek government, our and Maritime’s operations in Greece will likely be subjected to new regulations that will require us to incur new or additional compliance or other administrative costs and may require that they pay to the Greek government new taxes or other fees as described above. Furthermore, the continuing debt crisis in Greece and a possible default in the future may undermine Greece’s political and economic stability and may lead it to exit the Eurozone, which may adversely affect our and Maritime’s operations located in Greece. Even though the Greek government has enacted measures to ease the flow of foreign funds transferred to Greece, we also face the risk that continued capital controls on banking deposits with Greek financial institutions and future strikes, work stoppages, civil unrest within Greece may disrupt our shore-side operations and those of Maritime’s employees located in Greece.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Changes in fuel, or bunkers, prices may adversely affect profits.

Fuel, or bunkers, is a significant expense in shipping operations for our vessels employed on the spot market and can have a significant impact on earnings. With respect to our vessels employed on time charter, the charterer is generally responsible for the cost and supply of fuel, but such cost may affect the charter rates we are able to negotiate for our vessels. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Changes in the price of fuel may adversely affect our profitability.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, our reputation and the market for our common stock could be adversely affected.

Although no vessels owned or operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan, and Syria, in the future, our vessels may call on ports in these countries from time to time on charterers’ instructions in violation of contractual provisions that prohibit them from doing so. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions on companies, such as us, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

In 2012, President Barack Obama signed Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contact with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “Iran Threat Reduction Act”), which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, financial transactions subject to U.S. jurisdiction, and that person’s vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the Joint Plan of Action (“JPOA”). Under the JPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the United States and European Union would voluntarily suspend certain sanctions for a period of six months.

On January 20, 2014, the United States and European Union indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries, initially for the six-month period beginning January 20, 2014 and ending July 20, 2014. The JPOA has since been extended on multiple occasions.

On July 14, 2015, the P5+1 and the European Union announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program (the “JCPOA”), which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for ten years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016 (“Implementation Day”), the United States joined the European Union and the United Nations in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency (“IAEA”), that Iran had satisfied its respective obligations under the JCPOA.

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of “Transition Day,” set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as engaging in operations under an otherwise lawful contract or transaction with a third party which separately and subsequently becomes involved in sanctionable conduct.

Our vessels could be arrested by maritime claimants, which could result in a significant loss of earnings and cash flow if we are not able to post the required security to lift the arrest.

Generally under the terms of the time charters for our vessels, a vessel would be placed off-hire (that is, the charterer could cease to pay charterhire) for any period during which it is “arrested” for a reason not arising from the fault of the charterer. Under maritime law in many jurisdictions, and under the International Convention on Arrest of Ships, 1999, crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagees, suppliers of goods and services to a vessel and shippers and consignees of cargo and others entitled to a maritime lien against the vessel may enforce their lien by “arresting” a vessel through court processes. In addition, claims may be brought by parties in hostile jurisdictions or on fictitious grounds or for claims against previous owners, if any, or in respect of previous cargoes. Any such claims could lead to the arrest of the vessel, against which the ship owner would have to post security to have the arrest lifted and to defend against such claims.

In addition, in those countries adopting the International Convention on Arrest of Ships, 1999, and in certain other jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s maritime lien has arisen, but also any “associated” vessel owned or controlled by the legal or beneficial owner of that vessel. While in some of the jurisdictions which have adopted this doctrine, liability for damages is limited in scope and would only extend to a company and its vessel owning subsidiaries, there can be no assurance that liability for damages caused by a vessel managed by International Tanker Management (“ITM”) our technical manager (but otherwise with no affiliation at all to us), would not be asserted against us or one or more of our vessels. The arrest of one or more vessels in our fleet could result in a material loss of cash flow for us and/or require us to pay substantial sums to have the arrest lifted.

Governments could requisition our vessels during a period of war or emergency.

A government could take actions for requisition of title, hire or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could negatively impact our business, results of operations and financial condition.

Environmental, safety and other increasingly strict governmental regulations expose us to liability and significant additional expenditures.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration. One such example is the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (“BWM Convention”), which calls for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. Please see our discussion of the International Maritime Organization in Item 4 of this Annual Report for further discussion on the BWM Convention. Although the BWM Convention has not yet been ratified, it is expected that once ratified, ballast water treatment systems will be required to be installed on vessels at the first renewal survey following the entry into force of this convention. These and other requirements imposed by such environmental, safety and other regulations can affect the resale value or useful lives of our vessels, require costly vessel modifications or operational changes or restrictions, a reduction in cargo-capacity, or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. In addition, ship owners incur significant costs in complying with the regulations summarized above and in meeting maintenance and inspection requirements and in developing contingency arrangements for potential environmental damages such as spills. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, even to scrap or sell certain vessels altogether and generally to increase our compliance costs.

We are subject to complex laws and regulations, including environmental laws and regulations, which can adversely affect our business, results of operations and financial condition.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990 (“OPA”), requirements of the U.S Coast Guard and the U.S. Environmental Protection Agency (“EPA”), the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), the U.S. Clean Air Act, the

U.S. Clean Water Act, the International Maritime Organization (“IMO”), International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as “CLC”), the IMO International Convention on Civil Liability for Bunker Oil Pollution Damages (the “Bunker Convention”), the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as “MARPOL”), including designation of Emission Control Areas thereunder, the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as the “SOLAS Convention”), the BWM Convention, the IMO International Convention on Load Lines of 1966 (as from time to time amended), the U.S. Maritime Transportation Security Act of 2002, the International Labour Organization (“ILO”) Maritime Labour Convention (“MLC”) and European Union regulations. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such new laws or regulations.

These costs could have a material adverse effect on our business, results of operations and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of its operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether it was negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of its tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations and financial condition.

The failure to maintain class certifications of authorized classification societies on one or more of our vessels would affect our ability to employ such vessels.

The hull and machinery of every commercial vessel must be certified as meeting its class requirements by a classification society authorized by the vessel’s country of registry. The classification society certifies that the vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the SOLAS Convention. The operating vessels in our fleet are classed by the major classification societies, Nippon Kaiji Kyokai (Class NK) and Det Norske Veritas. ITM, our technical manager, and the vessels in our fleet have also been awarded ISM certifications from major classification societies. In order for a vessel to maintain its classification, the vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle under which the machinery would be surveyed from time to time over a five year period. All of the vessels in our fleet on time charters or operating on the spot market are on special survey cycles for both hull and machinery inspection. Every vessel may also be required to be drydocked every two to three years for inspection of the underwater parts of the vessel. If a vessel fails any survey or otherwise fails to maintain its class, the vessel will be unable to trade and will be unemployable, and may subject us to claims from the charterer if it has chartered the vessel, which would negatively impact our revenues as well as our reputation.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”), promulgated by the IMO under the SOLAS Convention. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of safety and environmental protection policies setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, invalidation of our existing insurance, or reduction in available insurance coverage for our affected vessels. Such noncompliance may also result in a denial of access to, or detention in, certain ports.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these laws. In certain circumstances, third parties may request our employees and agents to make payments that may not comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery laws. Despite such compliance program, we cannot assure you that our internal control policies and procedures always will protect us from reckless or negligent acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could have a negative impact on our business, results of operations and financial condition.

We are subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them.

We are indemnified for certain liabilities incurred while operating our vessels through membership in protection and indemnity associations, which are mutual insurance associations whose members contribute to cover losses sustained by other association members. Claims are paid through the aggregate premiums (typically annually) of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the association may include those incurred by members of the association, as well as claims submitted to the association from other protection and indemnity associations with which our association has entered into interassociation agreements. We cannot assure you that the associations to which we belong will remain viable.

We must protect the safety and condition of the cargoes transported on our vessels and any failure to do so may subject us to claims for loss or damage.

Under our time charters and on the spot market, we are responsible for the safekeeping of cargo entrusted to us and must properly maintain and control equipment and other apparatus to ensure that cargo is not lost or damaged in transit. Claims and any liability for loss or damage to cargo that is not covered by insurance could harm our reputation and adversely affect our business, financial condition and results of operations.

We may face labor interruptions.

A majority of the crew members on the vessels in our fleet that are under time or spot charters are employed under collective bargaining agreements. ITM, our technical manager, is a party to some of these collective bargaining agreements. These collective bargaining agreements and any employment arrangements with crew members on the vessels in our fleet may not prevent labor interruptions and are subject to renegotiation in the future. Any labor interruptions, including due to failure to successfully renegotiate collective bargaining employment agreements with the crew members on the vessels in our fleet, could disrupt our operations and could adversely affect our business, financial condition and results of operations.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance, the impact of the stress of operations and stipulations from classification societies. If new product tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire and the resale value of their vessels could significantly decrease. As a result, our financial condition and available cash could be adversely affected.

Risks Related to Our Business and Operations

We operate in highly competitive international markets.

The product tanker industry is highly fragmented, with many charterers, owners and operators of vessels, and the transportation of refined petroleum products is characterized by intense competition. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of which have substantially greater financial and other resources than we do. Although we believe that no single competitor has a dominant position in the markets in which we compete, the trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which will likely result in greater competition to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Competition for charters, including for the transportation of refined petroleum products, is intense and depends on price as well as on vessel location, size, age, condition and acceptability of the vessel and its operator to the charterer and reputation. Competition may increase in some or all of our principal markets, including with the entry of new competitors. We may not be able to compete successfully or effectively with our competitors and our competitive position may be eroded in the future, which could have an adverse effect on our business, financial condition and results of operations.

Because we intend to charter some of the vessels in our fleet on the spot market or in pools trading in the spot market, we expect to have exposure to the cyclicality and volatility of the spot charter market.

The spot market is highly competitive and volatile, and spot charter rates may fluctuate dramatically based on the competitive factors listed in the preceding risk factor. Significant fluctuations in spot charter rates may result in significant fluctuations in our ability to continuously recharter our vessels upon the expiration or termination of their current spot charters and in the earnings of our vessels operating on the spot market. Since we charter some of our vessels on the spot market, and may in the future also admit our vessels in pools trading on the spot market, we have exposure to the cyclicality and volatility of the spot charter market. By focusing the employment of some of the vessels in our fleet on the spot market, we will benefit if conditions in this market strengthen. However, we will also be particularly vulnerable to declining spot charter rates. Future spot charters may not be available at the rates currently prevailing in the spot market or that will allow us to operate our vessels profitably. When spot charter rates decrease, our earnings will be adversely impacted to the extent we have vessels trading on the spot market.

We may be unable to secure medium- and long-term employment for our vessels at profitable rates.

One of our strategies is to explore and selectively enter into or renew medium- and long-term, fixed rate time and bareboat charters for some of the vessels in our fleet in order to provide us with a base of stable cash flows and to manage charter rate volatility. However, the process for obtaining longer term charters is highly competitive and generally involves a more lengthy and intense screening and vetting process and the submission of competitive bids, compared to shorter term charters. In addition to the quality, age and suitability of the vessel, longer term charters tend to be awarded based upon a variety of other factors relating to the vessel operator, including: the operator’s environmental, health and safety record; shipping industry relationships, reputation for customer service, technical and operating expertise and safety record; shipping experience and quality of ship operations, including cost-effectiveness; quality, experience and technical capability of crews; the ability to finance vessels at competitive rates and overall financial stability; relationships with shipyards and the ability to obtain suitable berths with on-time delivery of new vessels according to customer’s specifications; willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and competitiveness of the bid in terms of overall price. We cannot assure you that we would be successful in winning medium and long term employment for our vessels at profitable rates.

Our ability to obtain new customers will depend upon a number of factors, many of which are beyond our control.

Our ability to obtain new customers will depend upon a number of factors, many of which are beyond our control. These include our ability to: successfully manage our liquidity and obtain the necessary financing to fund our anticipated growth; attract, hire, train and retain qualified personnel and technical managers to manage and operate our fleet; identify and consummate desirable acquisitions, joint ventures or strategic alliances; and identify and capitalize on opportunities in new markets. ITM, our technical manager, may not be approved through the vessel vetting process of certain charterers, thereby limiting our ability to develop new customers. It is likely that we will face substantial competition for medium- and long-term employment from a number of experienced shipping companies, many of which may have significantly greater financial and other resources than we do. Increased competition may cause greater price competition. As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for medium- and long-term charters on a profitable basis, if at all.

We may not be able to successfully mix our charter durations profitably.

It may be difficult to properly balance charter and spot business and anticipate trends in these sectors. If we are successful in employing vessels under medium- and long-term charters, those vessels will not be available for the spot market during an upturn in the tanker market cycle, when spot trading may be more profitable. By contrast, at the expiration of our charters, if a charter terminates early for any reason or if we acquire vessels charter-free, we may want to charter or re-charter our vessels under medium- and long-term charters. Should more vessels be available on the spot or short-term market at the time we are seeking to fix new medium- to long-term charters, we may have difficulty entering into such charters at profitable rates and for any term other than a short-term and, as a result, our cash flow may be subject to instability. A more active short-term or spot market may require us to enter into charters on all our vessels based on fluctuating market rates, as opposed to long-term contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the charter rates for tankers are depressed. If we cannot successfully employ our vessels in a profitable mix of medium- and long-term charters and on the spot market, our business, results of operations and financial condition could be adversely affected.

Counterparties, including charterers or technical managers, could fail to meet their obligations to us.

We enter into with third parties, among other things, memoranda of agreement, charter parties, ship management agreements and loan agreements with respect to the purchase and operation of our fleet and our business. Such agreements subject us to counterparty risks. In particular, we face credit risk with our charterers. It is possible that not all of our charterers will provide detailed financial information regarding their operations. As a result, charterer risk is largely assessed on the basis of our charterers’ reputation in the market, and even on that basis, there can be no assurance that they can or will fulfill their obligations under the contracts we enter into with them. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charter hire or attempt to renegotiate charter rates. Should a charterer counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for that vessel, and any new charter arrangements we secure on the spot market or on substitute charters may be at lower rates depending on the then existing charter rate levels. In addition, if the charterer of a vessel in our fleet that is used as collateral under our loan agreements defaults on its charter obligations to us, such default may constitute an event of default under our loan agreements, which may allow the banks to exercise remedies under our loan agreements. As a result of these risks, we could sustain significant losses, which could have a material adverse effect on our business, results of operations and financial condition.

We may fail to successfully control our operating and voyage expenses.

Our operating results are dependent on our ability to successfully control our operating and voyage expenses. Under our ship management agreements with ITM, our technical manager, we are required to pay for vessel operating expenses (which includes crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses), and, for spot charters, voyage expenses (which include bunker expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and conversions). These expenses depend upon a variety of factors, many of which are beyond our or the technical manager’s control, including unexpected increases in costs for crews, insurance or spare parts for its vessels, unexpected drydock repairs, mechanical failures or human error (including revenue lost in off-hire days), arrest action against our vessels due to failure to pay debts, disputes with creditors or claims by third parties, labor strikes, severe weather conditions, any quarantines of our vessels and uncertainties in the world oil markets. Some of these costs, primarily relating to insurance and enhanced security measures, have been increasing and may increase, possibly significantly, in the future. Repair costs are unpredictable and can be substantial, some of which may not be covered by insurance. If our vessels are subject to unexpected or unscheduled off-hire time, it could adversely affect our cash flow and may expose us to claims for liquidated damages if the vessel is chartered at the time of the unscheduled off-hire period. The cost of drydocking repairs, additional off-hire time, an increase in our operating expenses and/or the obligation to pay any liquidated damages could adversely affect our business, results of operations and financial condition. In addition, to the extent our vessels are employed under voyage charters in the future, our expenses may be impacted by increases in bunker costs and by canal costs, including the cost of canal-related delays incurred by employment of its vessels on certain routes. Unlike time charters in which the charterer bears all bunker and canal costs, in spot charters we bear these costs. Because it is not possible to predict the future price of bunkers or canal-related costs when fixing spot charters, a significant rise in these costs could have an adverse impact on the costs associated with any spot charters we enter into and our earnings. Additionally, an increase in the price of bunkers beyond our expectations may adversely affect our profitability at the time we negotiate time or bareboat charters.

We will be required to make substantial capital expenditures, for which we may be dependent on additional financing, to maintain the vessels we own or to acquire other vessels.

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. Our business strategy is also based in part upon the expansion of our fleet through the purchase of additional vessels. We currently estimate, based upon current and anticipated market conditions, our capital expenditures of potential acquisitions in the near term could be in excess of $25.0 million. This amount includes the possible acquisition of the Miss Lucy or the Pyxis Loucas, two vessels owned or controlled by affiliates of our chief executive officer. Maintenance capital expenditures include drydocking expenses, modification of existing vessels or acquisitions of new vessels to the extent these expenditures are incurred to maintain the operating capacity of our fleet. In addition, we expect to incur significant maintenance costs for our current and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, and vessels are typically drydocked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. We estimate the cost to drydock a vessel is between $0.3 and $0.8 million, depending on the size and condition of the vessel and the location of drydocking. In addition, capital maintenance expenditures could increase as a result of changes in the cost of labor and materials, customer requirements, increases in the size of our fleet, governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment and competitive standards. Pending government regulations may also require us to incur $0.65 million or more per MR tanker for ballast water treatment system upgrades during special surveys commencing 2017.

To purchase additional vessels from time to time, we may be required to incur additional borrowings or raise capital through the sale of debt or additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at that time as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.

We cannot assure you that we will be able to obtain such additional financing in the future on terms that are acceptable to us or at all. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition. In addition, our actual operating and maintenance capital expenditures will vary significantly from quarter to quarter based on, among other things, the number of vessels drydocked during that quarter. Even if we are successful in obtaining the necessary funds for capital expenditures, the terms of such financings could limit our ability to pay dividends to our stockholders. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant dilution.

Any vessel modification projects we undertake could have significant cost overruns, delays or fail to achieve the intended results.

Market volatility and higher fuel prices, coupled with increased regulation and concern about the environmental impact of the international shipping industry, have led to an increased focus on fuel efficiency. Many shipbuilders have implemented vessel modification programs for their existing ships in an attempt to capture potential efficiency gains. We will consider making modifications to our fleet where we believe the efficiency gains will result in a positive return for our stockholders. However, these types of projects are subject to risks of delay and cost overruns, resulting from shortages of equipment, unforeseen engineering problems, work stoppages, unanticipated cost increases, inability to obtain necessary certifications and approvals, shortages of materials or skilled labor, among other problems. In addition, any completed modification may not achieve the full expected benefits or could even compromise the fleet’s ability to operate at higher speeds, which is an important factor in generating additional revenue in an improving freight rate environment. The failure to successfully complete any modification project we undertake or any significant cost overruns or delays in any retrofitting projects could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to implement our business strategy successfully or manage our growth effectively.

Our future growth will depend on the successful implementation of our business strategy. A principal focus of our business strategy is to grow by expanding the size of our fleet while capitalizing on a mix of charter types, including on the spot market. Our future growth will depend upon a number of factors, some of which are not within our control. These factors include our ability to identify suitable tankers and/or shipping companies for acquisitions at attractive prices, identify and consummate desirable acquisitions, joint ventures or strategic alliances, hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet, improve our operating, financial and accounting systems and controls and obtain required financing for our existing and new vessels and operations.

Acquisitions of vessels may not be profitable to us at or after the time we acquire them. We may fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements, decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance vessel acquisitions, significantly increase our interest expense or financial leverage if we incur additional debt to finance vessel acquisitions, fail to integrate any acquired tankers or businesses successfully with our existing operations, accounting systems and infrastructure generally, incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired, particularly if any vessel we acquire proves not to be in good condition or incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges. In addition, unlike newbuildings, secondhand vessels typically provide very limited or no warranties with respect to the condition of the vessel. While we expect we would inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders of the secondhand vessels that we acquire.

We also seek to take advantage of changing market conditions, which may include taking advantage of pooling arrangements or profit sharing components of the charters we may enter into. In addition, our future growth will depend upon our ability to: maintain or develop new and existing customer relationships; employ vessels consistent with our chartering strategy, successfully manage our liquidity and expenses and identify and capitalize on opportunities in new markets. Changing market and regulatory conditions may require or result in the sale or other disposition of vessels we are not able to charter because of customer preferences or because they are not or will not be compliant with existing or future rules, regulations and conventions. Additional vessels of the age and quality we desire may not be available for purchase at prices we are prepared to pay or at delivery times acceptable to us, and we may not be able to dispose of vessels at reasonable prices, if at all.

However, even if we successfully implement our business strategy, we may not improve our net revenues or operating results. Furthermore, we may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies in response to business or competitive factors or factors or events beyond our control. Our failure to execute our business strategy or to manage our growth effectively could adversely affect our business, results of operations and financial condition.

New vessels may experience initial operational difficulties and unexpected incremental start-up costs.

New vessels, during their initial period of operation, have the possibility of encountering structural, mechanical and electrical problems as well as unexpected incremental start-up costs. Typically, the purchaser of a newbuilding will receive the benefit of a warranty from the shipyard for newbuildings, but we cannot assure you that any warranty we obtain will be able to resolve any problem with the vessel without additional costs to us and off-hire periods for the vessel. Upon delivery of a new build vessel from a shipyard, we may incur operating expenses above the incremental start-up costs typically associated with such a delivery and such expenses may include, among others, additional crew training, consumables and spares.

Delays in deliveries of vessels on order or additional vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our operating results.

We expect to purchase additional vessels from time to time. The delivery of these vessels, or vessels on order, could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations. The delivery of vessels we propose to order or that are on order could be delayed because of, among other things, work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels, quality or other engineering problems, changes in governmental regulations or maritime self-regulatory organization standards, lack of raw materials, bankruptcy or other financial crisis of the shipyard building the vessels, our inability to obtain requisite financing or make timely payments, a backlog of orders at the shipyard building the vessels, hostilities or political or economic disturbances in the countries where the vessels are being built, weather interference or catastrophic event, such as a major earthquake, typhoon or fire, our requests for changes to the original vessel specifications, shortages or delays in the receipt of necessary construction materials, such as steel, our inability to obtain requisite permits or approvals, a dispute with the shipyard building the vessels, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financings or damage to or destruction of vessels while being operated by the seller prior to the delivery date. If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter under which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, results of operations and financial condition could be adversely affected.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires our management to make various estimates including future charter rates, operating expenses and drydock costs. All of these items have been historically volatile.

The failure of our charterers to meet their obligations under our time charter agreements, on which we depend for a majority of our revenues, could cause us to suffer losses or otherwise adversely affect our business.

As of March 10, 2016, five of our vessels in operation were employed under fixed rate time charter agreements. When our existing time charter agreements expire or upon delivery in the future of any vessels we construct or order, we may enter into new time charter agreements for periods of three months or longer. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. The costs and delays associated with the default by a charterer under a charter of a vessel may be considerable. If our charterers fail to meet their obligations to us or attempt to renegotiate their charter agreements, we could sustain significant losses, which could have a material adverse effect on our business, results of operations, financial condition and compliance with covenants in our loan agreements.

Our charterers may terminate charters early or choose not to re-charter with us, which could adversely affect our business, results of operations and financial condition.

Our charters may terminate earlier than the dates indicated in the charter party agreements. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive loss of the relevant vessel, the requisition for hire of the relevant vessel, the drydocking of the relevant vessel for a certain period of time or the failure of the relevant vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the tanker industry, the charter rates received for specific types of vessels and various operating expenses. An early termination of our charters may adversely affect our business, results of operations and financial condition.

We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In the future, we may also employ our vessels on the spot-charter market, which is subject to greater rate fluctuation than the time charter market. If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our available cash may be significantly reduced or eliminated.

We are dependent on the services of our founder and chief executive officer and other members of our senior management team.

We are dependent upon our chief executive officer, Mr. Valentis, and the other members of our senior management team for the principal decisions with respect to our business activities. The loss or unavailability of the services of any of these key members of our management team for any significant period of time, or the inability of these individuals to manage or delegate their responsibilities successfully as our business grows, could adversely affect our business, results of operations and financial condition. If the individuals were no longer to be affiliated with us, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result. We currently do not intend to maintain “key man” life insurance for our chief executive or other members of our senior management team.

Our founder, chairman and chief executive officer has affiliations with Maritime, our ship manager, which may create conflicts of interest.

Mr. Valentis, our founder, chairman and chief executive officer, also owns and controls Maritime, our ship manager. His responsibilities and relationships with Maritime could create conflicts of interest between us, on the one hand, and Maritime, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with Maritime. Maritime entered into a Head Management Agreement with us. The negotiation of these management arrangements may have resulted in certain terms that may not reflect market standard terms or may include terms that could not have been obtained from arms-length negotiations with unaffiliated third parties for similar services.

In addition, Maritime may give preferential treatment to vessels that are time chartered-in by related parties because our founder, chairman and chief executive officer and members of his family may receive greater economic benefits. In particular, as of December 31, 2015, Maritime provided commercial management services to three tanker vessels, other than the vessels in our fleet, that were owned or operated by entities affiliated with Mr. Valentis, and such entities may acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our business, results of operations and financial condition.

Several of our senior executive officers do not, and certain of our officers in the future may not, devote all of their time to our business, which may hinder our ability to operate successfully.

Mr. Valentis, Mr. Lytras, our chief operating officer, Mr. Williams, our chief financial officer, and Mr. Backos, our general counsel, senior vice president and secretary, participate, and other of our senior officers which we may appoint in the future may also participate, in business activities not associated with us. As a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to our stockholders as well as stockholders of other companies with which they may be affiliated. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, results of operations and financial condition.

Our senior executive officers and directors may not be able to successfully organize and manage a publicly traded company.

None of our senior executive officers or directors have previously organized and managed a publicly traded company, and they may not be successful in doing so. The demands of organizing and managing a publicly traded company such as us are much greater as compared to those of a private company, and some of our senior executive officers and directors may not be able to successfully meet those increased demands.

As we expand our business, Maritime and we may need to improve our operating and financial systems and Maritime will need to recruit and retain suitable employees and crew for our vessels.

Our and Maritime’s current operating and financial systems may not be adequate as the size of our fleet expands, and attempts to improve those systems may be ineffective. In addition, as we expand our fleet, Maritime may need to recruit and retain suitable additional seafarers and shore based administrative and management personnel. We cannot guarantee that Maritime will be able to continue to hire suitable employees as we expand our fleet. If we or Maritime encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to accomplish the above as we expands our fleet, our financial reporting performance may be adversely affected and, among other things, it may not be compliant with SEC rules.

Our insurance may be insufficient to cover losses that may result from our operations.

Although we carry hull and machinery, protection and indemnity and war risk insurance on each of the vessels in our fleet, we face several risks regarding that insurance. The insurance is subject to deductibles, limits and exclusions. Since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. As a result, there may be other risks against which we are not insured, and certain claims may not be paid. We do not carry insurance covering the loss of revenues resulting from vessel off-hire time based on our analysis of the cost of this coverage compared to our off-hire experience.

Certain of our insurance coverage, such as tort liability including pollution-related liability, is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. These additional payments will be based not only on our claim records but also on the claim records of other members of the protection and indemnity associations through which we receive insurance coverage. We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. We maintain for each of the vessels in our existing fleet pollution liability coverage insurance in the amount of $1.0 billion per incident. A catastrophic oil spill or marine disaster could exceed such insurance coverage. The circumstances of a spill could also result in a denial of coverage by insurers, protracted litigation and delayed or diminished insurance recoveries. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. The circumstances of a spill, including non-compliance with environmental laws, could also result in the denial of coverage, protracted litigation and delayed or diminished insurance recoveries or settlements. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage. Furthermore, even if insurance coverage is adequate we may not be able to obtain a timely replacement vessel in the event of a loss. Any of these circumstances or events could negatively impact our business, results of operations and financial condition.

We and our subsidiaries may be subject to group liability for damages or debts owed by one of our subsidiaries or by us.

Although each of our vessels is and will be separately owned by individual subsidiaries, under certain circumstances, a parent company and its ship-owning subsidiaries can be held liable under corporate veil piercing principles for damages or debts owed by one of the subsidiaries or the parent. Therefore, it is possible that all of our assets and those of our subsidiaries could be subject to execution upon a judgment against us or any of our subsidiaries.

Maritime, our ship manager, ITM, our technical manager for all of our vessels, and North Sea Tankers (“NST”), our commercial manager for the Northsea Alpha and Northsea Beta, are privately held companies and there is little or no publicly available information about them.

The ability of Maritime, ITM and NST to render their respective management services will depend in part on their own financial strength. Circumstances beyond each such company’s control could impair its financial strength. Because each of these companies is privately held, information about each company’s financial strength is not available. As a result, we and an investor in our securities might have little advance warning of financial or other problems affecting either Maritime, ITM or NST even though its financial or other problems could have a material adverse effect on us and our stockholders.

Our vessels may operate in pooling arrangements in the future, which may or may not be beneficial compared to chartering our vessels outside of a pool.

In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on factors, which may include its cargo capacity, speed and fuel consumption, and actual on-hire performance. Pooling arrangements are intended to maximize vessel utilization. However, pooling arrangements are dependent on the spot charter market, in which rates fluctuate. We cannot assure you that entering any of our vessels into a pool will be beneficial to us compared to chartering our vessels outside of a pool. If we participate in, or for any reason our vessels cease to participate in a pooling arrangement, their utilization rates could fall and the amount of additional hire paid could decrease, either of which could have an adverse effect on our business, results of operations and financial condition. We also cannot assure you that if we join a pooling arrangement that we will continue to use the pooling arrangement or whether the pools our vessels could participate in will continue to exist in the future.

Exchange rate fluctuations could adversely affect our revenues, financial condition and operating results.

We generate a substantial part of our revenues in U.S. dollars, but incur costs in other currencies. The difference in currencies could in the future lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies. We have not hedged our exposure to exchange rate fluctuations, and as a result, our U.S. dollar denominated results of operations and financial condition could suffer as exchange rates fluctuate.

Risks Related to our Indebtedness

The market values of our vessels may decrease, which could cause, as in the past, us to breach covenants in our loan agreements.

The fair market values of product tankers have generally experienced high volatility. You should expect the market value of our vessels to fluctuate. Values for ships can fluctuate substantially over time due to a number of factors, including prevailing economic conditions in the energy markets, a substantial or extended decline in demand for refined products, competition from other shipping companies and other modes of transportation, the level of worldwide refined petroleum product production and exports, changes in the supply-demand balance of the global product tanker market, applicable governmental regulations, the availability of newbuild and newer, more advanced vessels at attractive prices compared to our vessels, changes in prevailing charter hire rates, the physical condition of the ship, the vessel’s size, age, technical specifications, efficiency and operational flexibility and the cost of retrofitting or modifying existing ships, as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

If the market value of our fleet declines, we may not be able to incur debt at all or on terms that are acceptable to us. A decrease in these values could cause us to breach certain covenants that are contained in our loan agreements and in future financing agreements. Prior to the consummation of the merger agreed to in the Agreement and Plan of Merger, which we entered into on April 23, 2015 (the “LookSmart Agreement”), vessel value fluctuations caused us to not comply with the minimum security covenant in Fourthone’s loan agreement with Commerzbank. In connection with our obtaining Commerzbank’s consent to the merger, in October 2015 we provided Commerzbank with a new guarantee (in place of the prior one given by Maritime) and security in the Northern Alpha and Northsea Beta as additional collateral to satisfy such non-compliance.

If we breach covenants in our loan agreements or future financing agreements and are unable to cure the breach, our lenders could accelerate our debt repayment and foreclose on vessels in our fleet. In addition, as vessels grow older, they generally decline in value. If for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations and financial condition could be adversely affected. The market value of our fleet may decline more rapidly than book value as the vessels age, and we will incur losses on disposition if we sell vessels below depreciated book value. Please read “Item 4. Information on the Company – The International Product Tanker Shipping Industry” for information concerning historical prices of product tankers.

Restrictive covenants in our current and future loan agreements may impose financial and other restrictions on us.

The restrictions and covenants in our current and future loan agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. Our current loan agreements contain, and future financing agreements will likely contain, restrictive covenants that may prohibit us or our subsidiaries from, among other things:

•

paying dividends under certain circumstances, including if there is a default under the loan agreements or with respect to our subsidiaries, Sixthone and Seventhone, if the ratio of the total liabilities and the market value of our adjusted total assets (total assets adjusted to reflect the market value of all our vessels) and our subsidiaries as a group is greater than 65% in the relevant year;

•	incurring or guaranteeing indebtedness;
•	charging, pledging or otherwise encumbering our vessels;
•	changing the flag, class, management or ownership of our vessels;
•	utilizing available cash;
•	changing ownership or structure, including through mergers, consolidations, liquidations or dissolutions;

•	making certain investments;
•	entering into a new line of business;
•	changing the commercial and technical management of our vessels; and
•	selling, transferring, assigning or changing the beneficial ownership or control of our vessels.

In addition, the loan agreements generally contain covenants requiring us, among other things, to ensure that:

•

we maintain minimum cash and cash equivalents based on the number of vessels owned and chartered-in and debt service requirements. Our required minimum cash balance as of December 31, 2014 and December 31, 2015 was $1.1 million and $4.6 million, respectively, and our required minimum cash balance will increase to $5.0 million as of June 30, 2016;

•

our subsidiaries, Sixthone and Seventhone, maintain retention accounts with monthly deposits equal to one-third of the next quarterly principal installment together with the appropriate amount of interest expense due;

•

the fair market value of the mortgaged vessel plus any additional collateral must be no less than a certain percentage (ranging from 125% to 133%) of outstanding borrowings under the applicable loan agreement, less any money in respect of the principal outstanding with the credit of any applicable retention account and any free or pledged cash deposits held with the lender in our or its subsidiary’s name; and

•	we maintain, depending on the loan agreement, a total liabilities to total asset ratio (as adjusted for market values) of no greater than 75%.

As a result of the above, we may need to seek permission from our lenders in order to engage in some corporate actions. The lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to you if we determine to do so in the future, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

Our ability to comply with covenants and restrictions contained in our current and future loan agreements may also be affected by events beyond our control, including prevailing economic, financial and industry conditions. If our cash flow is insufficient to service our current and future indebtedness and to meet our other obligations and commitments, we will be required to adopt one or more alternatives, such as reducing or delaying our business activities, acquisitions, investments, capital expenditures, the payment of dividends or the implementation of our other strategies, refinancing or restructuring our debt obligations, selling vessels or other assets, seeking to raise additional debt or equity capital or seeking bankruptcy protection. However, we may not be able to effect any of these remedies or alternatives on a timely basis, on satisfactory terms or at all, which could lead to events of default under these loan agreements, giving the lenders foreclosure rights on our vessels.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all, or our ability to do so only at a higher than anticipated cost, may materially affect our results of operations and our ability to implement our business strategy.

Servicing debt, including debt which we may incur in the future, will limit funds available for other purposes and if we cannot service our debt, we may lose our vessels.

Borrowings under our existing and future loan agreements require, and will require, us to dedicate a part of our cash flow from operations to paying principal and interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes. Amounts borrowed under our loan agreements bear interest at variable rates. Increases in prevailing interest rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to: seek to raise additional capital; refinance or restructure our debt; sell vessels; or reduce or delay capital investments. However, these alternatives, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our loan agreements, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and foreclose against the collateral vessels securing that debt.

Risks Related to Being a Public, Emerging Growth Company

Our costs of operating as a public company will increase and will be significant, and our management will be required to devote substantial time to complying with public company regulations.

As a public company, we have begun to incur, and expect to incur additional, significant legal, accounting and other expenses, including costs associated with our public company reporting requirements under the Exchange Act. We must also follow the rules, regulations and requirements subsequently adopted by the SEC, including Sarbanes-Oxley, and the rules of Nasdaq. Although we cannot precisely predict the final yearly amount, we believe that such additional expenses would be in excess of approximately $0.5 million per year, which includes accounting and legal fees, costs for remuneration of our board of directors and our committees and director and officer liability insurance. In addition, our senior executive officers, none of whom has experience managing U.S. public companies, and other personnel will also need to devote a substantial amount of time and financial resources to complying with these rules, regulations and requirements. Our management may initially require additional services from accounting, legal and other professional advisors. As a result, these efforts may divert management’s attention from implementing our business strategy.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an “emerging growth company” for up to five years. As an emerging growth company, we are not required to comply with the auditor attestation requirements of the Sarbanes-Oxley Act, we have reduced disclosure obligations regarding executive compensation in our periodic reports, and we are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will not adopt the new or revised standard until the time private companies are required to adopt the new or revised standard. This may make comparison of our financial statements with other public companies difficult or impossible because of the potential differences in accountant standards used. We cannot predict if investors will find our common stock less attractive because we may rely on these provisions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in our implementation, could cause us to fail to meet our reporting obligations. Any testing by us conducted in connection with Section 404 of Sarbanes-Oxley, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that may require prospective or retroactive changes in our financial statements or identify other areas for further attention or improvement. In addition, for as long as we are an “emerging growth company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of Sarbanes-Oxley. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to restatements of our financial statements and require us to incur the expense of remediation. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to findings in our auditors’ reports and challenge the accuracy of our published audited consolidated financial statements.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board (“PCAOB”) inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly and unlike for most U.S. public companies and their stockholders, the PCAOB was prevented from evaluating our auditor’s performance of audits and its quality control procedures, and we and our stockholders were deprived of the possible benefits of such inspections. During 2015, Greece has agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors’ quality control procedures, question the validity of the auditor’s reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.

Risks Related to our Common Stock

An investment in our common stock is speculative and there can be no assurance of any return on any such investment.

An investment in our common stock is highly speculative, and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in their investment, including the risk of losing their entire investment.

We may issue additional shares of our common stock or other equity securities without stockholder approval, which would dilute your ownership interests and may depress the market price of our common stock.

We may issue additional shares of our common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without stockholder approval, in a number of circumstances. Our issuance of additional common stock or other equity securities of equal or senior rank would have the following effects:

•	our existing stockholders’ proportionate ownership interest in us will decrease;
•	the amount of cash available per share, including for payment of dividends in the future, may decrease;
•	the relative voting strength of each previously outstanding share of our common stock may be diminished; and
•	the market price of our common stock may decline.

Future sales of shares of our common stock by existing shareholders or issuance of shares of our common stock pursuant to the exercise by Legacy LookSmart Stockholders of their make-whole right could negatively impact our ability to sell equity in the future and cause the market price of shares of our common stock to decline.

The market price for shares of our common stock could decline as a result of sales by existing stockholders of large numbers of shares of our common stock, or as a result of the perception that such sales may occur. In addition, according to the make-whole right in our LookSmart Agreement, the Legacy LookSmart Stockholders may elect to receive the value of any difference between $4.30 and the price of our shares in a future offering of at least $5.0 million completed prior to April 29, 2018 in additional shares of our common stock.  Please read “Item 4. Information on the Company – The LookSmart Agreement and Make-Whole Right” for information concerning the make-whole right.  The ability of Legacy LookSmart Stockholders to obtain additional shares of our common stock and any future sales of shares of our common stock by these and other stockholders also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate or bankruptcy law and, as a result, stockholders may have fewer rights and protections under Marshall Islands law than under a U.S. jurisdiction.

Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by management, directors or significant stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction. Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our stockholders and creditors may experience delays in their ability to recover their claims after any such insolvency or bankruptcy.

It may be difficult to serve process on or enforce a U.S. judgment against us, our officers and our directors because we are a foreign corporation.

We are a corporation formed in the Marshall Islands, a substantial portion of our assets are located outside of the United States and many of our directors and executive officers are not residents of the United States. As a result, you may have difficulty serving legal process within the United States upon us. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us in any action, including actions based upon the civil liability provisions of U.S.

federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. As a result, it may be difficult or impossible for you to bring an original action against us or against individuals in a Marshall Islands court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise because the Marshall Islands courts would not have subject matter jurisdiction to entertain such a suit. A judgment entered in a foreign jurisdiction is enforceable in the Marshall Islands without a retrial on the merits so long as the provisions of the Marshall Islands Uniform Foreign Money-Judgments Recognition Act are complied with. In addition, there is doubt as to the enforceability in Greece against us and/or our executive officers and directors who are non-residents of the U.S., in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the securities laws of the U.S.

We do not intend to pay dividends in the near future and cannot assure you that we will pay dividends.

We do not intend to pay dividends in the near future and will make dividend payments to our stockholders in the future only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal, fiduciary and contractual requirements. The payment of any dividends is not guaranteed or assured, and if paid at all in the future, may be discontinued at any time at the discretion of the board of directors.

Our ability to pay dividends will in any event be subject to factors beyond our control, including the following:

•	our earnings, financial condition and anticipated cash requirements;
•	the terms of any current or future credit facilities or loan agreements;
•	the loss of a vessel or the acquisition of one or more vessels;
•	required capital expenditures;
•	increased or unanticipated expenses;
•	future issuances of securities;
•	disputes or legal actions; and
•

the requirements of the laws of the Marshall Islands, which limit payments of dividends if we are, or could become, insolvent and generally prohibit the payment of dividends other than from surplus (retaining earnings and the excess of consideration received for the sale of shares above the par value of the shares).

The payment of dividends would not be permitted if we are not in compliance with our loan agreements or in default of such agreements.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our existing vessels, and subsidiaries we form in the future will own any other vessels we may acquire in the future. All payments under our charters will be made to our subsidiaries. As a result, our ability to pay dividends and meet our other obligations will depend on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of our loan agreements, any financing agreement we may enter into in the future, or by Marshall Islands law, which regulates the payment of dividends by companies. The applicable loan agreement entered into by our subsidiaries, Sixthone and Seventhone, prohibit such subsidiaries from paying any dividends to us unless the ratio of the total liabilities and the market value adjusted total assets (total assets adjusted to reflect the market value of all our vessels) of us and our subsidiaries as a group is 65% or less. If we, Sixthone or Seventhone do not satisfy this requirement or if we or a subsidiary breach a covenant in our loan agreements or any financing agreement we may enter into in the future, such subsidiary may be restricted from paying dividends. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends unless we obtain funds from other sources, which we may not be able to do.

Maritime Investors Inc. (“Maritime Investors”) beneficially owns approximately 93% of our total outstanding common stock, which may limit stockholders’ ability to influence our actions.

Maritime Investors, a corporation controlled by our chief executive officer, Mr. Valentis, beneficially owns approximately 93% of our outstanding common stock and has the power to exert considerable influence over our actions through Maritime Investors’ ability to effectively control matters requiring stockholder approval, including the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether our stockholders believe that any such transaction is in their or our best interests. For example, Maritime Investors could cause us to consummate a merger or acquisition that increases the amount of our indebtedness or causes us to sell all of our revenue-generating assets. We cannot assure you that the interests of Maritime Investors will coincide with the interests of other stockholders. As a result, the market price of shares of our common stock could be adversely affected.

Additionally, Maritime Investors may invest in entities that directly or indirectly compete with us, or companies in which Maritime Investors currently invests may begin competing with us. Maritime Investors may also separately pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. As a result of these relationships, when conflicts arise between the interests of Maritime Investors and the interests of our other stockholders, Mr. Valentis may not be a disinterested director. Maritime Investors will effectively control all of our corporate decisions so long as they continue to own a substantial number of shares of our common stock.

As a foreign private issuer our corporate governance practices are exempt from certain Nasdaq corporate governance requirements applicable to U.S. domestic companies. As a result, our corporate governance practices may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

We believe that our corporate governance practices are in compliance with the applicable Nasdaq listing rules, and are not prohibited by, the laws of the Republic of the Marshall Islands. For a list of the corporate governance practices followed by us in lieu of the corporate governance rules applicable to U.S. domestic companies, see “Item 16G – Corporate Governance” below.

Anti-takeover provisions in our Articles of Incorporation and Bylaws could make it difficult for our stockholders to replace our board of directors or could have the effect of discouraging an acquisition, which could adversely affect the market price of our common stock.

Several provisions of our Articles of Incorporation and Bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These provisions include:

•	providing for a classified board of directors with staggered, three year terms;
•	authorizing the board of directors to issue so-called “blank check” preferred stock without stockholder approval;
•	prohibiting cumulative voting in the election of directors;
•

authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of two-thirds of the outstanding shares of our common stock cast at an annual meeting of stockholders;

•	prohibiting stockholder action by written consent unless consent is signed by all stockholders entitled to vote on the action;
•	limiting the persons who may call special meetings of stockholders;
•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and
•	restrict business combinations with interested shareholders.

These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

We may have to pay tax on U.S. source income, which would reduce our earnings and cash flow.

Under the Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a vessel owning or chartering corporation (or “shipping income”) that is attributable to voyages that either begin or end in the United States is characterized as “U.S.-source shipping income” and such income is generally subject to a 4% U.S. federal income tax (on a gross basis) unless that corporation qualifies for exemption from tax under Section 883 of the Code or under an applicable U.S. income tax treaty.

As we and our shipowning subsidiaries are organized under the laws of the Republic of the Marshall Islands, a country with which the United States does not have an income tax treaty, we do not qualify for a treaty-based exemption. However, we believe that we qualify for the exemption from tax under Section 883 of the Code for the 2015 taxable year and intend to take such position on our returns for the 2015 taxable year. Nevertheless, for the 2016 or any later taxable year, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S.-source shipping income.  For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if additional shares of our common stock are issued to new shareholders such that, due to their status or unwillingness to cooperate with certain substantiation and reporting requirements, we no longer satisfy one of the ownership test requirements for qualification.  Due to the factual nature of the issues involved, we can give no assurances on the availability of the exemption to us.

If we and/or one or more of our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we and/or such subsidiaries would generally be subject for that year to a 4% U.S. federal income tax on the U.S.-source shipping income for that year. The imposition of this tax could have a negative effect on our business and would result in decreased earnings and cash flow.  See “Item 10. Additional Information – E. Taxation – U.S. Federal Income Taxation of Pyxis” for a detailed discussion of the qualification for the exemption under Section 883 of the Code.

If U.S. tax authorities were to treat us or one or more of our subsidiaries as a “passive foreign investment company,” there could be adverse tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company” (or a “PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (ii) at least 50% of the average value of the corporation’s assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, time and voyage charter income is generally viewed as income derived from the performance of services and not rental income and, therefore, would not constitute “passive income.”  U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and projected operations, we do not believe that we (or any of our subsidiaries) was a PFIC in its 2015 taxable year, nor do we expect us (or any of our subsidiaries) to become a PFIC with respect to the 2016 or any later taxable year.  In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.

If we were treated as a PFIC for any taxable year, our U.S. shareholders may face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders made an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax upon excess distributions and upon any gain from the disposition of shares of our common stock at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our shares. See “Item 10. Additional Information – E. Taxation – U.S. Federal Income Tax Considerations – U.S. Federal Income Taxation of U.S. Holders – Passive Foreign Investment Company Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. holders of our shares of common stock if we are or were to be treated as a PFIC.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company

Our legal and commercial name is Pyxis Tankers Inc.  We are a holding company incorporated under the laws of the Marshall Islands BCA on March 23, 2015 and maintain our principal place of business at the offices of our ship manager, Pyxis Maritime Corp., at 59 K. Karamanli, Maroussi 15125, Athens, Greece. Our telephone number at that address is +30 210 638 0200.  Our registered agent in the Marshall Islands is The Trust Company of the Marshall Islands, Inc. located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

We own the vessels in our fleet through six separate wholly-owned subsidiaries that were incorporated in the Marshall Islands. We acquired the vessel-owning subsidiaries from affiliates of our founder and chief executive officer in advance of the closing of the transactions contemplated by the LookSmart Agreement.  In accordance with the terms of the LookSmart Agreement, LookSmart, Ltd. (“LookSmart”), a company then listed on the NASDAQ Capital Market, completed its merger with and into our wholly owned subsidiary, Maritime Technologies Corp. on October 28, 2015. As a condition precedent to the consummation of the merger, LookSmart transferred all of its business, assets and liabilities to its wholly owned subsidiary, LookSmart Group, Inc., and then spun off the ownership of this subsidiary to the LookSmart stockholders. In connection with and prior to the closing of the merger, LookSmart consummated a 1 to .1512 reverse split, thereby reducing the number of its shares outstanding from 5,768,851 to 872,036. Each post-split share of LookSmart was cancelled and exchanged for the right to receive 1.0667 shares of our common stock. Following the merger, we had a total of 18,244,671 shares of common stock issued and outstanding, after giving effect to rounding up on fractional shares.

In September 2013, we took delivery of the new build Pyxis Theta for a total cost of $38.2 million. In April 2014, as part of the fifth year special survey dry docking of the Pyxis Malou, we completed a $0.2 million upgrade program to enhance the vessel’s fuel efficiency and reduce environmental emissions. In January 2015, we took delivery of the new build Pyxis Epsilon for a total cost of $32.5 million. In May and June 2015, the fifth year special survey drydockings for the Northsea Alpha and the Northsea Beta were completed for a cost of $0.4 million for each vessel.

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenues for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Furthermore, we are not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this Annual Report.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of the merger; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

B.	Business Overview

Overview

We are an international maritime transportation company focused on the product tanker sector. Our fleet is comprised of six double hull product tankers, which are employed under a mix of short- and medium-term time charters and spot charters. We acquired these six vessels prior to the merger from affiliates of our founder and chief executive officer, Mr. Valentios (“Eddie”) Valentis. Four of the vessels in the fleet are MR tankers, three of which have eco-efficient or eco-modified designs, and two are short-range tanker sister ships. Each of the vessels in the fleet has IMO certifications and is capable of transporting refined petroleum products, such as naphtha, gasoline, jet fuel, kerosene, diesel and fuel oil, as well as other liquid bulk items, such as vegetable oils and organic chemicals.

Our principal objective is to own and operate our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the product tanker sector to maximize our revenues. We intend to expand the fleet through selective acquisitions of modern product tankers, primarily MRs. We expect to employ our vessels primarily through time charters to creditworthy customers and on the spot market. We intend to continually evaluate the markets in which we operate and, based upon our view of market conditions, adjust our mix of vessel employment by counterparty and stagger our charter expirations. In addition, we may choose to opportunistically direct asset sales when conditions are appropriate, and may pursue a sale or long-term strategy for our small tankers.

The Fleet

The following chart provides summary information concerning our fleet as of March 10, 2016:

		Carrying			Anticipated	Charter
		Capacity	Year	Type of	Redelivery	Rate
Vessel Name	Shipyard	(dwt)	Built	Charter	Date(1)	(per day) (2)
Pyxis Epsilon	SPP / S. Korea	50,295	2015	Time	Jan. 2017	$16,575
Pyxis Theta	SPP / S. Korea	51,795	2013	Time	Sep. 2016	$15,600
Pyxis Malou	SPP / S. Korea	50,667	2009	Time	Jun. 2016	$18,200
Pyxis Delta	Hyundai / S. Korea	46,616	2006	Time	Sep. 2016	$18,000
Northsea Alpha	Kejin / China	8,615	2010	Time	Oct. 2016	$9,650
Northsea Beta	Kejin / China	8,647	2010	Spot	n/a	n/a
		216,635

(1)

Each time charter contains a provision that allows for redelivery plus or minus 30 days, except the Pyxis Delta which allows 15 days. The Pyxis Epsilon’s charterer has an option to extend the charter for one year for $18,050/day. The Pyxis Theta’s charterer has an option to extend the charter for one year for $16,600/day and for an additional year for $17,600/day.

(2)	This table shows gross rates and does not reflect any commissions payable.

Our Charters

We generate revenues by charging customers a fee, typically called charterhire, for the use of our vessels. Customers utilize the vessels to transport their refined petroleum products and other liquid bulk items and have historically entered into the following types of contractual arrangements with us or our affiliates:

•

Time charters: A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate. The customer, also called a charterer, is responsible for substantially all of the vessel’s voyage expenses, which are costs related to a particular voyage including the cost for fuel, which is also called bunkers, and any port fees, cargo loading and unloading expenses, canal tolls and agency fees.

•

Spot charters: A spot charter is a contract to carry a specific cargo for a single voyage. Spot charters for voyages involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot voyage charter, the vessel owner is responsible for the payment of all expenses including voyage expenses, such as port, canal and bunker costs.

The table below sets forth the basic distinctions between these types of charters:

	Time Charter	Spot Charters
Typical contract length	3 months - 5 years or more	Indefinite but typically less than 3 months
Basis on which charter rate is paid	Per day	Per ton, typically
Voyage expenses	Charterer pays	Pyxis pays
Vessel operating costs(1)	Pyxis pays	Pyxis pays
Off-hire (2)	Pyxis pays	Pyxis pays

(1)

We are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and the commercial and technical management fees payable to our ship managers. The largest components of our vessel operating costs are generally crews and repairs and maintenance.

(2)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydocking.

Under both time and spot charters on the vessels in the fleet, we are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. We have entered into a contract with Maritime to provide commercial, sale and purchase, and other operations and maintenance services to all of the vessels in our fleet, except for the chartering of the Northsea Alpha and the Northsea Beta, which is performed by NST, a third party manager. Our vessel owning subsidiaries have contracted with ITM, a third party technical manager and subsidiary of V. Ships Limited, to provide crewing and technical management to all of the vessels in our fleet.  See “–Management of Ship Operations, Administration and Safety” below.

We intend to continue to outsource the chartering of the Northsea Alpha to NST, and the day-to-day crewing and technical management of all our vessels to ITM. We believe that ITM has a strong reputation for providing high quality technical vessel services, including expertise in efficiently managing tankers.  On March 16, 2016, we delivered to NST notice of termination with respect to the Northsea Beta, pursuant to which we expect that Thirdone Corp.’s ship management agreement with NST will terminate in June 2016.

In the future, we may also place one or more of our vessels in pooling arrangements or on bareboat charters:

•

Pooling Arrangements. In pooling arrangements, vessels are managed by a single pool manager who markets a number of vessels as a single, cohesive fleet and collects, or pools, their net earnings prior to distributing them to the individual owners, typically under a pre-arranged weighting system that recognizes a vessel’s earnings capacity based on various factors. The vessel owner also generally pays commissions on pooling arrangements generally ranging from 1.25% to 5.0% of the earnings.

•

Bareboat Charters. A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer generally provides for all of the vessel’s operating expenses in addition to the voyage costs and assumes all risk of operation. A bareboat charterer will generally be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel, including drydockings and insurance.

Our Competitive Strengths

We believe that we possess a number of competitive strengths relative to other product tanker companies, including:

•

High Quality Fleet of Modern Tankers.  As of December 31, 2015, our fleet had an average age of 4.8 years, based on dead weight tonnage, compared to an industry average of approximately 9 years. Our fleet of vessels consists mainly of MR tankers that were built in Korean shipyards. We believe these vessels, along with our smaller tankers, provide our customers with high quality and reliable transportation of cargos at competitive operating costs. Owning a modern fleet reduces off-hire time, repairs and maintenance costs, including dry-docking expenses, and improves safety and environmental performance. Our operating focus has led to high fleet utilization, which has been 96.3% since January, 1, 2013.  Also, lenders are attracted to modern, well maintained vessels, which can result in more reasonable terms for secured loans.

•

Established Relationships with Charterers. We have developed long-standing relationships with a number of leading tanker charterers, including major integrated oil companies, refiners, international trading firms and large vessel operators, which we believe will benefit us in the future as we continue to grow our business. Our customers have included, among others, Shell, Cargill, Koch, Trafigura, Total and Vitol.  We strive to meet high standards of operating performance, achieve cost-efficient operations, reliability and safety in all of our operations and maintain long-term relationships with our customers. We believe that our charterers value our fleet of modern, quality tankers as well as our management team’s industry experience. These attributes should allow us to continue to charter our vessels and expand our fleet.

•

Competitive Cost Structure. Even though we currently operate a relatively small number of vessels, we believe we are very cost competitive as compared to other companies in our industry. For example, during the year ended December 31, 2015, our daily operating costs per vessel were $6,058 while our general and administrative expenses were $814 per vessel, per ownership day. This is a result of our fleet profile, our experienced technical and commercial managers as well as the hands-on approach of our management team. Our technical manager, ITM, manages 35 tankers, including our vessels. Our technical and commercial management fees aggregate $750/day/vessel, which is competitive within our industry.  Our collaborative approach between our management team and our external managers creates a platform that we believe is able to deliver excellent operational results at competitive costs and positions us for further growth.

•

Well-Positioned to Capitalize on Improving Rates. We believe our current fleet is positioned to capitalize when spot charter rates improve. As of March 10, 2016, we had five tankers under time charter and one under spot voyages. Our MRs have an average contract duration of seven months, exclusive of the exercise option to extend the charters. As of March 10, 2016, 61% of our fleet’s available days in 2016 were contracted, exclusive of charterers’ options, which provide us visable cash flows. For any additional tankers we acquire, we expect to continue to employ our mixed chartering strategy.

•

Experienced Management Team. Our four senior officers, led by our Chairman and Chief Executive Officer, Valentios Valentis, have combined over 70 years of industry experience in shipping, including vessel ownership, acquisitions, divestitures, new buildings, dry dockings and vessel modifications, on-board operations, chartering, technical supervision, corporate management, legal/regulatory, accounting and finance.

Our Business Strategy

Our principal objective is to own, operate and grow our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the tanker sector. Our strategy to achieve this objective includes the following:

•

Maintain High Quality Fleet of Modern Tankers. We intend to maintain a high quality fleet that meets rigorous industry standards and our charterers’ requirements and that has an average age of six years or less. We consider our fleet to be high quality based on the specifications to which our vessels were built and the reputation of each of the shipyards that built the vessels. We believe that our customers prefer the better reliability, fewer off-hire days and greater operating efficiency of modern, high quality vessels. Our MR tankers include eco-efficient and eco- modified designed vessels which offer the benefits of lower fuel consumption and reduced emissions. We also intend to maintain the quality of our fleet through ITM’s comprehensive planned maintenance and preventive maintenance programs.

•

Grow the Fleet Opportunistically. We plan to take advantage of what we believe to be attractive asset values in the product tanker sector to expand our fleet through acquisitions. We believe that demand for tankers will expand as trade routes for liquid cargoes continue to evolve to developed markets, such as those in the United States and Europe, and as changes in refinery production patterns in developing countries such as China and India, as well as in the Middle East, contribute to increases in the transportation of refined petroleum products. We believe that a diversified tanker fleet will enable us to serve our customers across the major tanker trade routes and to continue to develop a global presence. We have strong relationships with reputable owners, charterers, banks and shipyards, which we believe will assist us in identifying attractive vessel acquisition opportunities. We intend to focus primarily on the acquisition of IMO II and III class vessels of eight years of age or less, which have been built in Tier 1 Asian shipyards and have modern fuel efficient designs given demands for lower bunker, or fuel, consumption and concerns about environmental emissions. We may also benefit in the future from the potential acquisition of two MR tankers owned or controlled by affiliates of Mr. Valentis, the Miss Lucy and/or the Pyxis Loucas. We will also consider acquisitions of new build vessels (that is, re-sales) and of fleets of existing vessels when such acquisitions are accretive to stockholders or provide other strategic or operating advantages to us.

•

Optimize the operating efficiency of our fleet.   We evaluate each of our existing and future vessels regarding their operating efficiency, and if we believe it will advance the operation of our fleet and benefit our business, we will make fuel saving and other modifications.  We will consider making such modifications when the vessels complete their charter contracts or undergo scheduled drydocking, or with new acquisitions, at the time we acquire them. Among the modifications that we monitor and may make in the future to our vessels include: fitting devices that reduce main engine fuel consumption without reducing available power and speed; fitting devices that improve fuel combustion and therefore fuel consumption for auxiliary equipment; efficient electrical power generation and usage; minimizing hull and propeller frictional losses; systems that allow for optimized routing; and systems that allow for improved maintenance, performance monitoring and management. We have evaluated and successfully installed a variety of technologies and equipment in vessels in our fleet that have resulted in operating efficiencies.  For example, we completed modifications on the Pyxis Malou and its affiliated sister ship, the Pyxis Loucas, during their fifth year special surveys that resulted in each vessel attaining an attractive return on the investment.  We will continue to build on our experience with these and other modifications and seek methods to efficiently improve the operational performance of our vessels while keeping costs competitive.

•

Utilize Portfolio Approach for Commercial Employment. We expect to employ the vessels in our fleet under a mix of time charters (with and without profit share), bareboat charters, pooling arrangements and on the spot market. Long-term time charters with a profit sharing component will offer us some protection in the event charter rates decrease, while allowing us to share in increased profits in the event rates increase. In addition, we expect to diversify our charters by customer and staggered duration. We believe that this portfolio approach to vessel employment is an integral part of risk management which will provide us a base of stable cash flows while enabling us to take advantage of rising charter rates and market volatility.

•

Preserve Strong Safety Record & Commitment to Customer Service and Support. Maritime and ITM have strong histories of complying with rigorous health, safety and environmental protection standards and have excellent vessel safety records. We intend to maintain these high standards in order to provide our customers with a high level of safety, customer service and support.

•

Maintain Financial Flexibility. We intend to maintain financial flexibility to expand our fleet by targeting a balanced capital structure of debt and equity. As part of our risk management policies, at the time of any vessel acquisition, we expect to enter into time charters which provide us predictable cash flows for the duration of the charter and attract lower-cost bank financing at more favorable terms. We believe this will allow us to build upon our strong commercial banking relationships and optimize our ability to access the public capital markets to respond opportunistically to changes in our industry and financial market conditions.

The LookSmart Agreement and Make-Whole Right

On April 23, 2015, we and our wholly-owned subsidiary, Maritime Technologies Corp., entered into the LookSmart Agreement with LookSmart and its then wholly-owned subsidiary, LookSmart Group, Inc. (“LSG”).  On October 28, 2015, LookSmart completed its merger with and into Maritime Technologies Corp. As a condition to the consummation of the merger, LookSmart transferred all of its business, assets and liabilities to LSG, and then spun off the ownership of LSG to the LookSmart stockholders. In connection with the closing of the merger, each share of LookSmart was cancelled and exchanged for the right to receive 1.0667 shares of our common stock. Following the merger, we had a total of 18,244,671 shares of common stock issued and outstanding, after giving effect to rounding up on fractional shares.

In accordance with the terms of the LookSmart Agreement, each of LSG, its subsidiaries, and LSG’s majority shareholder, Michael Onghai, agreed to jointly and severally indemnify us and our directors, officers, stockholders and affiliates from and against any and all claims, liabilities, losses, damages, judgments, costs and/or expenses or amounts that are paid in settlement related to, among other things, (i) the breach of any representation, warranty or covenant made by LookSmart or LSG in the LookSmart Agreement or in any document delivered pursuant thereto, or (ii) the business or operations of LookSmart, LSG and their respective subsidiaries prior to the merger closing, including taxes owed for all periods and activities prior to the merger closing (collectively, the “LSG Indemnification Liabilities”).  In addition, we agreed to indemnify LookSmart and its directors, officers, stockholders and affiliates from and against any and all claims, liabilities, losses, damages, judgments, costs and/or expenses or amounts that are paid in settlement related to the breach of any representation, warranty or covenant we made in the LookSmart Agreement or in any document delivered pursuant thereto, or the business or operations of us and our subsidiaries prior to the closing of the merger.

Pursuant to the LookSmart Agreement and until October 28, 2017, none of LSG or its operating subsidiaries, shall directly or indirectly, transfer or create any encumbrance on any of their respective businesses, operations or assets, subject to certain limited exceptions, without our prior written consent. In addition, we entered into a Pledge Agreement on April 23, 2015 with LSG and Michael Onghai, pursuant to which, among other things, Michael Onghai and his affiliates pledged to us all of their shares (i) that they received from us in exchange of their LookSmart shares in connection with the merger and (ii) in LSG’s operating subsidiaries (with certain exceptions).  The pledge and the constraint on the disposition of the LSG operating business during the two-year period after closing of the merger were designed to provide collateral to support LSG’s indemnification obligations under the LookSmart Agreement.  To the extent that any LSG Indemnification Liabilities are not timely paid as set forth in the Pledge Agreement, the LookSmart Agreement provides that such LSG Indemnification Liabilities will first be paid by Michael Onghai out of the shares he received in the merger that he pledged pursuant to the Pledge Agreement, and then by each of LSG and its subsidiaries.

In accordance with the terms of the LookSmart Agreement, we granted a make-whole right to each former LookSmart stockholder who has held their LookSmart shares and the shares of our common stock they received in connection with the merger continuously since April 29, 2015 (the “Legacy LookSmart Stockholders”).  According to the make-whole right, the Legacy LookSmart Stockholders may elect to receive the value of any difference between $4.30 and the price of our shares in a future offering of at least $5.0 million (excluding any proceeds received from any shares purchased by Maritime Investors or its affiliates) completed prior to April 29, 2018.   Any Legacy LookSmart Stockholder that elects such right, would receive the value of such difference in additional shares of our common stock.  Any persons that purchased shares of Looksmart’s common stock after April 29, 2015 are not entitled to the make-whole right.  In the event that we do not conduct such an offering prior to April 29, 2018, each Legacy LookSmart Stockholder will have a 24-hour put option to require us to purchase from them a pro rate amount of our common stock that would result in aggregate proceeds to all such electing Legacy LookSmart Stockholders in an amount not to exceed $2.0 million, provided that in no event would any such Legacy LookSmart Stockholder receive more than $4.30 per share.

Management of Ship Operations, Administration and Safety

Historically, our ship manager, Maritime, and its technical manager, ITM, have entered into individual ship management agreements with our vessel-owning subsidiaries pursuant to which they provided us with:

•	commercial management services, which have included obtaining employment, that is, the chartering, for our vessels and managing our relationships with charterers;
•	strategic management services, which include providing us with strategic guidance with respect to locating, purchasing, financing and selling vessels;
•

technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support; and

•	shoreside personnel who carry out the management functions described above.

Ship Management Agreements with Maritime. Headquartered in Maroussi, Greece, Maritime was formed in May 2007 by our founder and chief executive officer to take advantage of opportunities in the tanker sector. Maritime’s business employs or receives consulting services from 11 people in four departments: technical, operations, chartering and finance/accounting. We entered into a Head Management Agreement with Maritime, pursuant to which Maritime provides us and our vessels, among other things, with ship management services and administrative services. Under the Head Management Agreement, each vessel owning subsidiary that owns a vessel in our fleet also has entered into a separate ship management agreement with Maritime. Maritime provides us and our vessels with the following services: commercial, sale and purchase, provisions, insurance, bunkering, operations and maintenance, dry-docking and newbuilding construction supervision. Maritime also provides administrative services such as executive, financial, accounting and other administrative services. Maritime also supervises the crewing and technical management performed by ITM for all our vessels and the chartering of the Northsea Alpha and the Northsea Beta, which is performed by NST. In return for such services, we pay to Maritime for each vessel while in operation, a fee per day of $325 (or $160 per day per vessel for any subsidiaries that contract out the chartering of the vessels to NST or others), and for each vessel under construction, a fee of $450 plus an additional daily fee, which is dependent on the seniority of the personnel, to cover the cost of the engineers employed to conduct the supervision. In addition, Maritime receives 1.0% of the purchase price of any sale and purchase transaction from the seller of the vessel, and 1.25% of all chartering, hiring and freight revenue procured by or through it. Maritime also receives a lump sum of approximately $1.6 million per annum for the administrative services it provides to us. We believe these amounts payable to Maritime are very competitive to many of our U.S. publicly listed tanker competitors, especially given our relative size. We anticipate that once our fleet reaches 15 tankers, the fee that we pay to Maritime for its ship management services for vessels in operation will recognize a volume discount in an amount to be determined by the parties at that time.

Ship Management Agreements with ITM. We outsource the day-to-day technical management of our vessels to an unaffiliated third party, ITM, which has been certified for ISO 9001:2008 and ISO 14001:2004. Each vessel owning subsidiary that owns a vessel in our fleet under a time or spot charter has entered into a ship management agreement with ITM. ITM is responsible for all technical management, including crewing, maintenance, repair, drydockings and maintaining required vetting approvals. In performing its services, ITM is responsible for operating a management system that complies, and ensure that each vessel and its crew comply, with all applicable health, safety and environmental laws and regulations. Absent a material change in the operating costs of each vessel, we pay for all expenses that are incurred in respect of each vessel, which will be presented to us in an annual budget. In addition to reimbursement of actual vessel related operating costs, we are also obligated to pay an annual fee to ITM of $155,000 per vessel (equivalent to approximately $425/day). This fee is reduced to the extent any vessel ITM manages is not fully operational for a time, that is, a period of “lay-up.”

Each ship management agreement with ITM continues by its terms until it is terminated by either party. The ship management agreements can be cancelled by us for any reason at any time upon three months’ advance notice, but neither party can cancel the agreement, other than for specified reasons, until 18 months after the initial effective date of the ship management agreement. We have the right to terminate the ship management agreement for a specific vessel upon 60 days’ notice if in our reasonable opinion ITM fails to manage the vessel in accordance with sound ship management practice. ITM can cancel the ship management agreement if it has not received payment it requests within 60 days. Each ship management agreement will be terminated if the relevant vessel is sold (other than to our affiliates), becomes a total loss, becomes a constructive, compromised or arranged total loss or is requisitioned for hire.

Commercial Ship Management Agreements with NST. We also outsource the chartering of the Northsea Alpha and the Northsea Beta to North Sea Tankers BV, an unaffiliated third party. Each of the subsidiaries owning these vessels has entered into a commercial ship management agreement with NST. In return for the chartering and related services for these vessels, we pay NST an annual fee of €55,000 per vessel (equivalent to approximately €151/day) plus a commission from 1.25% to 5% calculated on the net daily charter revenue , generated within a calendar quarter, of €3,374 and above. In case these vessels do not have certain specified approvals from major oil companies in place, then the commission is set at 2.5% on gross revenue. We entered into a letter of understanding with NST on March 10, 2016, which clarified that we could continue to terminate each of our ship management agreements with NST upon three months’ advance notice, notwithstanding that NST may have nominated the vessels for contracts of affreightment entered into by NST with third parties.  On March 16, 2016, we delivered to NST notice of termination with respect to the Northsea Beta, pursuant to which we expect that Thirdone Corp.’s ship management agreement with NST will terminate in June 2016.

We are obligated to keep insurance for each of our vessels, including hull and machinery insurance and protection and indemnity insurance (including pollution risks and crew insurances), and we must ensure each vessel carries a certificate of financial responsibility as required. We are responsible to ensure that all premiums are paid. See “--Risk Management and Insurance” below.

Classification, Inspection and Maintenance

Every large, commercial seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and is maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a party. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For seagoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable, on special equipment classed at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Special (Class Renewal) Surveys. Class renewal surveys, also known as “special surveys,” are carried out on the vessel’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull. During the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period is granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s discretion, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

Occasional Surveys. These are inspections carried out as a result of unexpected events, for example, an accident or other circumstances requiring unscheduled attendance by the classification society for re-confirming that the vessel maintains its class, following such an unexpected event.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All of our operating vessels in our existing fleet are certified as being “in class” by Nippon Kaiji Kyokai (Class NK) and DNV GL. We expect that all vessels that we purchases will be certified prior to their delivery and that we will have no obligation to take delivery of the vessel if it is not certified as “in class” on the date of closing.

Risk Management and Insurance

General

The operation of any cargo carrying ocean-going vessel embraces a wide variety of risks, including the following:

•	Physical damage to the vessel:
•	mechanical failure or damage for example by reason of the seizure of a main engine crankshaft;
•	physical damage to the vessel by reason of a grounding, collision or fire; and
•	other physical damage due to crew negligence.
•	Liabilities to third parties:
•	cargo loss or shortage incurred during the voyage;
•	damage to third party property, such as during a collision or berthing operation;
•	personal injury or death to crew and/or passengers sustained due to accident; and
•	environmental damage for example arising from marine disasters such as oil spills and other environmental mishaps.
•	Business interruption and war risk or war-like operations:
•

this would include business interruption, for example by reason of political disturbance, strikes or labor disputes, or physical damage to the vessel and/or crew and cargo resulting from deliberate actions, such as piracy, war-like actions between countries, terrorism and malicious acts or vandalism.

The value of such losses or damages may vary from modest sums, for example for a small cargo shortage damage claim, to catastrophic liabilities, for example arising out of a marine disaster, such as a serious oil or chemical spill, which may be virtually unlimited. While we expect to maintain the traditional range of marine and liability insurance coverage for our fleet (hull and machinery insurance, war risks insurance and protection and indemnity coverage) in amounts and to extents that we believe will be prudent to cover normal risks in our operations, we cannot insure against all risks, and it cannot be assured that all covered risks are adequately insured against. Furthermore, there can be no guarantee that any specific claim will be paid by the insurer or that it will always be possible to obtain insurance coverage at reasonable rates. Any uninsured or under-insured loss could harm our business and financial condition.

The following table sets forth information regarding the insurance coverage on our existing fleet as of December 31, 2015.

Type	Aggregate Sum Insured For All Vessels in our Existing Fleet
Hull and Machinery	$200.2 million.
War Risk	$202.0 million.
Protection and Indemnity (P&I)	Pollution liability claims: limited to $1.0 billion per vessel per incident.

Hull and Machinery Insurance and War Risk Insurance

The principal coverages for marine risks (covering loss or damage to the vessels, rather than liabilities to third parties) are hull and machinery insurance and war risk insurance. These address the risks of the actual (or constructive) total loss of a vessel and accidental damage to a vessel’s hull and machinery, for example from running aground or colliding with another vessel. These insurances provide coverage which is limited to an agreed “insured value” which, as a matter of policy, is never less than the particular vessel’s fair market value. Reimbursement of loss under such coverage is subject to policy deductibles which vary according to the vessel and the nature of the coverage.

Protection and Indemnity Insurance

P&I insurance is the principal coverage for a ship owner’s third party liabilities as they arise out of the operation of its vessel. Such liabilities include those arising, for example, from the injury or death of crew, passengers and other third parties working on or about the vessel to whom the ship owner is responsible, or from loss of or damage to cargo carried on board or any other property owned by third parties to whom the ship owner is liable. P&I coverage is traditionally (and for the most part) provided by mutual insurance associations, originally established by ship owners to provide coverage for risks that were not covered by the marine policies that developed through the Lloyd’s market.

Our P&I coverage for liabilities arising out of oil pollution is limited to $1.0 billion per vessel per incident in our existing fleet. As the P&I associations are mutual in nature, historically, there has been no limit to the value of coverage afforded. In recent years, however, because of the potentially catastrophic consequences to the membership of a P&I association having to make additional calls upon the membership for further funds to meet a catastrophic liability, the associations have introduced a formula based overall limit of coverage. Although contingency planning by the managements of the various associations has reduced the risk to as low as reasonably practicable, it nevertheless remains the case that an adverse claims experience across an association’s membership as a whole may require the members of that association to pay, in due course, unbudgeted additional funds to balance its books.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nevertheless remain uninsured across our fleet are “loss of hire” and “strikes.” We will not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for revenue or “loss of hire” that is not receivable by the ship-owner under the policy. For example, loss of hire risk may be covered on a 14/90/90 basis, with a 14 days deductible, 90 days cover per incident and a 90-day overall limit per vessel per year. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods.

Competition

We operate in international markets that are highly competitive. As a general matter, competition is based primarily on the supply and demand of commodities and number of vessels operating at any given time. We compete for charters, in particular, on the basis of price, vessel location, size, age, condition of the vessel, acceptability of the vessel and its operator to the charterer, as well as on our reputation. We will arrange charters for our vessels typically through the use of brokers, who negotiate the terms of the charters based on market conditions. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of which have substantially greater financial and other resources than we do. Although we believe that no single competitor has a dominant position in the markets in which we compete, the trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which will likely result in greater competition to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Ownership of tankers is highly fragmented and is divided among publicly listed companies, state-controlled owners and independent shipowners. Some of our publicly listed competitors include Scorpio Tankers Inc., Ardmore Shipping Corporation, Capital Product Partners L.P. and Tsakos Energy Navigation Limited.

Customers

We market our vessels and related services to a broad range of customers, including international commodity trading companies, oil and gas, and large shipping companies. During the last two years, our major customers have included, among others, Shell, Vitol, Clearlake, Trafigura, ST Shipping, Hyproc Shipping, Repsol, MTMM, Cargill and Koch Industries. In addition to these companies, we and our ship manager, Maritime, also have historical and growing chartering relationships with major oil companies, including Exxon, Shell, BP, SK Energy, Statoil, Total, Petramina, Gazprom and Petrobras.

Our top five customers accounted for approximately 68.8% and 52.6% of our revenues in 2015 and 2014, respectively. In 2015, Shell, MTMM, Vitol, Hyproc Shipping and Cargill accounted for 17.8%, 17.4%, 17.2%, 9.6% and 6.8%, of our revenues, respectively. In 2014, Vitol, Clearlake, ST Shipping, Trafigura and SIETCO accounted for 20.5%, 8.7%, 8.5%, 8.2% and 6.7% of our revenues, respectively. As of December 31, 2015, we did not have any material trade receivable outstanding from any of our customers that accounted more than 10% of the customer’s revenues during 2015. We do not believe that we are dependent on any one of our key customers. In the event of a default of a charter by any of our key customers, we could seek to re-employ the vessel in the spot or time charter markets, although the rate could be lower than the charter rate agreed with such charterer.

The International Product Tanker Shipping Industry

All the information and data contained in this section, including the analysis of the international product tanker shipping industry, has been provided by Drewry Maritime Advisors (“Drewry”), and Drewry has advised us that the statistical and graphical information contained in this section is drawn from its database and other sources. In connection therewith, Drewry has advised that: (i) certain information in its database is derived from estimates or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in its database, and (iii) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data complication is subject to limited audit and validation procedures. We believe that all third-party data provided in this section, “The International Product Tanker Shipping Industry,” is reliable.

Summary

The refined petroleum products (“products”) tanker shipping industry has experienced some fundamental changes in the last decade and one result of these changes has been that seaborne trade in products and demand for product shipping capacity has grown strongly.

From 2003 to 2008 growth in trade was spurred on by rising global oil demand and by changes in the location of refinery capacity, while in recent years the shale oil revolution in the United States (U.S.) has helped to underpin the continued expansion in seaborne products trades.

Overall, seaborne trade in products grew by a compound annual growth rate (“CAGR”) of 3.9% between 2005 and 2015 from 618 to 905 million tons.  However, product tanker ton mile demand increased at a CAGR of 5.5%, because geographical shifts in the pattern of movements have led to increased trade on longer haul routes. Apart from the U.S., countries such as India have seen double digit growth in export product trades in the last decade.

Products - Seaborne Trade Index

Source: Drewry

Future growth in seaborne product trades will depend on a number of factors, not least of which will be prevailing trends in the global economy and in oil demand.  However, it is apparent that trade will continue to be underpinned by the emergence of the U.S. as a major exporter of products and the growth in refining capacity in countries such as India, which are heavily focused on servicing export markets.

In terms of vessel supply, products are carried in product tankers, product/chemical tankers and to a limited extent in chemical tankers.  Within the context of this report, product tankers include coated and uncoated ships with average tank sizes in excess of 3,000 cubic meters, and product/chemical tankers which are certified by the IMO to transport products and certain chemicals/edible oils, with an average tank sizes of less than 3,000 cubic meters.  Chemical tankers are all IMO certified and they normally possess multiple tanks of less than 3,000 cubic meters, which are used almost exclusively to transport bulk liquid chemicals and edible oils. They have therefore been excluded in this report.

The fleet trading in products therefore consists principally of the first two groups and between 2010 and 2014 fleet growth in these sectors was relatively subdued.  In March 2016 the product tanker and product/chemical fleets totaled 2,494 ships with a combined capacity of 136.2 million dwt.  This fleet excludes U.S. flag Jones Act vessels.

Product tanker fleet growth in 2015 was approximately 5.0% in capacity terms and improved utilization rates in the sector have led to much stronger freight rates since late 2014 (see table below) due to a number of factors, including:

(i)	increased trade due to higher stocking activity and improved demand for products
(ii)	longer voyage distances because of refining capacity additions in Asia
(iii)	product tankers are also carrying crude oil encouraged by firm freight rates for dirty tankers
(iv)	lower bunker prices have also been a factor contributing to higher net earnings

For example, the average time charter equivalent (“TCE”) of the spot rate for a Medium Range 1 (“MR1”) product tanker in 2015 was $21,050/day, compared with an average of $12,125/day in 2014. Similarly, the average TCE of the spot rate for a Medium Range 2 (“MR2”) product tanker was $20,400/day in 2015, compared with $8,942/day in 2014.

On a one year time charter rate basis MR1 rates rose from $12,938/day in 2014 to $14,958/day in 2015 and $16,250/day in February 2016.  For MR2s the equivalent rates were $14,438/day, $17,271/day and $18,000/day, respectively.

Product Tanker One Year Time Charter Rates (US$ Per Day)

Source: Drewry

Encouraged by higher earnings, tanker owners have placed newbuilding orders, which have led to an increase in the ratio of the total product tanker orderbook to the existing fleet to 14.3% of dead weight tons as of March 15, 2016; although in the MR sector it was 4.4%% for MR1s and 8.7% for MR2s.  Once again, this excludes newbuilding orders for U.S. Jones Act vessels.

There is also a secondhand market for ships and product tankers to change hands between owners on a regular basis.  Secondhand prices are generally influenced by potential vessel earnings, which in turn are influenced by trends in the supply and demand for shipping capacity.

In this respect the improvement in freight rates and more positive market sentiment have had a beneficial impact on secondhand vessel values. For example, in February 2016, a five year old MR2 was valued at $27.0 million, compared with $25.0 million in the corresponding month of 2015.  However, it is worth noting that current secondhand tanker values are still below long term averages.

The Products Market

The maritime shipping industry is fundamental to international trade as it is the only pragmatic and cost effective way of transporting large volumes of many essential commodities, semi-finished and finished goods over long distances.  In turn, the product tanker shipping industry is a vital link in the global energy supply chain, given its ability to carry large quantities of products and bulk liquid chemicals as well as vegetable oils and fats between points of production and points of consumption.

The product tanker shipping industry is highly competitive, with vessel earnings sensitive to changes in the demand for and supply of shipping capacity, and it is consequently cyclical and volatile in nature. The wider oil tanker market is divided between crude tankers that carry either crude oil or dirty products such as residual fuel oil; product tankers that carry cargoes such as gas oils and gasoline, and more sophisticated product/chemical and chemical tankers which can carry additionally chemicals and vegetable oils and fats. The basic structure of the tanker market is shown in the chart below.

Source: Drewry

Demand for tanker shipping is a product of the physical quantity of the cargo (measured in terms of tons) together with the distance the cargo is carried. Generally, demand cycles move in line with developments in the global economy, but other factors such as changes in sources of oil production and refinery capacity, plus movements in oil prices also play a part.

The volume of oil moved by sea was affected by economic recession in 2008/2009, but since then renewed growth in the world economy and in oil demand has had a positive impact on trade. Oil demand has benefited from strong economic growth in Asia, especially in China, where oil consumption increased by CAGR of 5.4% to 11.2 million barrels per day (“bpd”) between 2005 and 2015. Per capita oil consumption in developing countries such as China and India is low in comparison with the developed world, and this provides scope for higher oil consumption in these economies. Conversely, oil consumption in developed OECD economies has been in decline for much of the last decade, although provisional data for the U.S. and some European countries indicates that this trend was reversed in 2015.  This was almost certainly due to the positive impact of lower oil prices on demand for products such as gasoline.

In 2015, 3.2 billion tons of crude oil, products and vegetable oils/chemicals were moved by sea. Of this, crude shipments constituted 2.1 billion tons of cargo, products 0.9 billion tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products.

World Seaborne Tanker Trade

Source: Drewry

Tanker supply is determined by the size of the existing fleet, measured in terms of deadweight tons (“dwt”). Changes in supply are influenced by a variety of factors, including the size of the existing fleet by number and ship size; the rate of deliveries of newbuildings from the vessel orderbook, and the rate of removals from the fleet through scrapping, loss, conversion and regulatory obsolescence.  Other factors, such as port congestion and vessel speeds also affect supply.

Crude oil, products and chemicals/vegetable oils and fats are essentially carried by four different types of tanker.  Crude oil is transported in uncoated vessels, which range upwards in size from 55,000 dwt. Clean products are carried in coated tankers ranging in size from 10,000 dwt to 80,000 dwt plus. There is also a group of ships called product/chemical tankers which have the ability to carry both products and certain chemicals because they have an IMO Certificate of Fitness to Carry Bulk Liquid Chemicals.  As such they represent ‘swing’ ships, with the ability to move between the product and chemical sectors depending on market conditions.  Finally, there is a specialist chemical fleet which is all IMO rated, and which is employed primarily in transporting chemicals and vegetable oils and fats. The pure chemical fleet represents some 25% of all tankers that can carry products, but because the majority of it is trading in chemicals it is excluded from the analysis of the fleets and orderbook.

The main types of product tanker, together with indicative vessel sizes by class, the type and average size of tanks, IMO certification and the main cargoes carried are shown in the table below. Unless otherwise specified, references in this section to “product tankers” include both non-IMO product tankers and IMO-certified product/chemical tankers.

Types of Product Tanker

Source: Drewry

Product tankers are employed in the market through a number of different chartering options:

•

A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load port to discharge port basis, subject to various cargo handling terms.  Most of these charters are of a single or spot voyage nature. The cost of repositioning the ship to load the next cargo falls outside the charter and is at the cost and discretion of the owner.  The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis.  The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

•

A time charter involves the use of the vessel, either for a number of months or years or in less instances, for a trip between specific delivery and redelivery positions.  The charterer pays all voyage related costs.  The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

•

A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages.  This arrangement constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years.  All of the ship’s operating, voyage and capital costs are borne by the ship owner.  The freight rate is normally agreed on a per cargo ton basis.

•

A bareboat charter involves the use of a vessel usually over longer periods of time ranging up to several years.  All voyage related costs, including vessel fuel, or bunkers, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance are the responsibility of the charterer. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

The basic structure of the products tanker shipping industry and certain major trading routes of product tankers are outlined in the chart below.

The Product Tanker Shipping Industry

(February 2016)

Crude Oil
Refineries
Oil products
Dirty
Clean
Crude tankers carry only crude and fuel oils
Product tankers can switch between clean and dirty products
Sophisticated product tankers work at the clean end and some can carry certain chemicals
1,933
Crude tankers
2,428
Product tankers
354.8 MDwt
Crude tankers
135.5 MDwt
Product tankers
Crude Tankers
Product Tankers
MDwt
LR2 80,000+ Dwt
LR1 55-79,999 Dwt
MR2 37-54,999 Dwt
MR1 25-36,999 Dwt
Handy 10-24,999 Dwt
307 Ships
78 Orderbook
Fleet 34.0 MDwt
Orderbook 8.8 MDwt
330 Ships
63 Orderbook
Fleet 24.1 MDwt
Orderbook 4.6 MDwt
1,538 Ships
209 Orderbook
Fleet 71.4 MDwt
Orderbook 10.2 MDwt
123 Ships
10 Orderbook
Fleet 4.1 MDwt
Orderbook 0.3 MDwt
130 Ships
24 Orderbook
Fleet 1.9 MDwt
Orderbook 0.4 MDwt
MR1
MR2 / LR1
LR1
LR1 / LR2
Europe – Mediterranean
Gasoline
Naphtha
North Europe – North America
South Korea – Japan
Gas oil
Gasoline
Caribbean – North America
Gasoline
Naphtha
Gas oil
US – South America
Gas oil
Intra Asia
Gas oil
Naphtha
South East Asia – Europe
Veg Oils
South America – Asia
Veg Oils

Source: Drewry

Seaborne Trade in Products, Vegetable Oils and Bulk Liquid Chemicals

In 2015, total seaborne trade in products, vegetable oils and fats, and bulk liquid chemicals amounted to 1.13 billion tons.  The development in trade in these cargoes between 2005 and 2015 is shown in the table below.  Since 2005, seaborne trade in these cargoes has increased in every year with the exception of 2009.

Seaborne Trade in Products, Vegetable Oils & Fats and Bulk Liquid Chemicals

Source: Drewry

Products trades have received a boost in the last decade as a result of developments in the U.S. energy economy.  In the U.S. as a result of the development of shale oil deposits, domestic crude oil production increased by a CAGR of 10.6% to in excess of 9 million bpd between 2008 and 2015.

Horizontal drilling and hydraulic fracturing have triggered a shale oil revolution. Rising crude oil production also ensured the availability of cheaper feedstocks to local refineries, and as a result the U.S. became a major net exporter of products (see chart below).

U.S. Crude Oil Production and U.S. Refined Petroleum Product Exports

Source: Drewry

In a short span of time, the U.S. has become the largest exporter of refined products in the world, with supplies from U.S. Gulf Coast terminals heading to most parts of the globe. By way of illustration, U.S. product exports to South America were close to 5 million tons in 2005, but owing to strong import demand and the growth in U.S. products availability, exports rose to in excess of 40 million tons in 2015.  Most of these exports were carried in MR product tankers which have proved to be the mainstay of export shipping capacity.  The basic structure of the U.S. products industry is shown in the chart below.

The U.S. Product Sector

Crude Oil
Production
2010
5.3
2015
9.3
Imports
2010
9.2
2015
7.3
Input
2010
15.2
2015
16.4
Output
2010
16.9
2015
17.8
Oil products
Refineries
Imports
2010
1.4
2015
1.0
Exports
2010
2.5
2015
4.3
Product Tankers
US product exports
7.7
9.4
1.0
4.9
6.1
5.1
Singapore
3.2
8.5
Colombia
2.9
4.6
Ecuador
3.4
4.8
Brazil
3.1
6.0
Chile
2010
2015

Source: Drewry

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput.  In short, capacity and throughput are moving from the developed to the developing world and the changes that have occurred in the period 2006 to 2015 are shown in the table below. Between 2006 and 2015 total OECD refining throughput declined by 6.6%, largely as a result of cut-backs in European refining capacity.  On the other hand, throughput in the Americas in the same period was up, rising from 18.5 to 19.2 million bpd.  In 2015, OECD countries accounted for 47.1% of global refinery throughput.

Refinery Throughput (1) 2006-2015

(‘000 Barrels Per Day)

(1)	The difference between oil consumption and refinery throughput is accounted for by condensates, output gains; direct burning of crude oil and other non-gas liquids.

Source: Drewry

Asia (excluding China) and the Middle East added over 0.6 million bpd of export-oriented refinery capacity in 2014.  In 2015, the Middle East added a further 0.4 million bpd of new capacity and a further 0.2 million bpd came on stream in Asia.  As a result of these developments, countries such as India have become major exporters of products.

Changing Product Trades—Longer Haul Voyages

Source: Drewry

Upon completion of scheduled developments for 2016, approximately 0.3 million bpd of new refining capacity will be added in the Middle East and 0.5 million bpd in Asia. Further new capacity is currently scheduled for both regions in the period 2017 to 2020, but it remains to be seen if these plans will be affected by the recent collapse in oil prices.  Anticipated changes in refinery capacity on a regional basis in the years 2016 to 2020 aggregate to potentially 4.7 million bpd of additional capacity which are illustrated in the chart below.

Planned Additions to Global Refining Capacity (1)

(1)	Assumes all announced plans go ahead as scheduled; in ‘000 bpd

Source: Drewry

Chinese and Indian refinery capacity, for example, has grown at faster rates than any other global region in the last decade, due to strong domestic oil consumption, and the construction of export orientated refineries.  In the period 2005 to 2015, Chinese refining capacity increased by  97% and for India the growth was 81% (see chart below).

China & India – Refining Capacity(1)

(in ‘000 Barrels Per Day)

(1)	Capacity for 2016 to 2018 assumes all announced plans go ahead as scheduled

Source: Drewry

In the product market, growth in U.S. domestic oil demand has combined with greater availability of crude feedstock (due to increased U.S. domestic crude oil production), rising refinery throughput and the expansion of pipeline infrastructure to make larger-scale product exports feasible, particularly of middle distillates from the U.S. Gulf.  Average U.S. exports of products have grown from just over 1.0 million bpd in 2005 to 2.8 million bpd in 2015.  Changes in U.S., Saudi Arabian and Indian product exports in the period 2005 to 2015 are shown in the chart below.

Oil Product Exports – Major Exporters

(Million Barrels Per Day)

Source: Drewry

In developed economies, such as Europe, refinery capacity is in decline and this trend is likely to continue as refinery development plans are concentrated in areas such as Asia and the Middle East at or close to oil producing centers and where the new capacity coming on stream is export orientated. These new refineries are more competitive, as they can process sour crude oil and are technically more advanced as well as more environmentally friendly compared with existing European refineries.  It is also the case that few new refineries are planned for Europe.

Oil Product Imports – Major Regions

(Million Barrels Per Day)

Source: Drewry

The changes that are taking in place in seaborne product trades are of benefit to MR product tankers, the workhorses of the industry.  In addition to the mainstay trades such as gasoline movements across the Atlantic, MR vessels have the flexibility to service a diverse range of ports and the capability to accommodate the most common parcel sizes.

Product Tanker Demand

Changes in seaborne product trades and product tanker ton-mile demand in the period 2005 to 2015 are shown in the table below.

Seaborne Product Trade and Ton Mile Demand

Source: Drewry

Tanker demand expressed in terms of ton miles can be calculated by multiplying the volume of products carried on the loaded leg (measured in metric tons) by the distance over which it is carried (measured in miles).  Using this ton mile approach, demand in the product sector increased by a CAGR of 5.5% between 2005 and 2015.  In effect, changes in the geographical pattern of product movements have led to an increase in average voyage lengths. For example, in 2005 the average loaded voyage length in the product sector was 2,736 miles, but by 2015 the average voyage length had increased to approximately 3,180 miles.

The changes that have taken place in total product tanker trade and ton mile demand between 2005 and 2015 are illustrated in the chart below. Continued growth at these historical levels is feasible but will be subject to global economic growth and a continuation of recent trade and refinery trends.

Product Tanker - Seaborne Trade and Vessel Demand

Source: Drewry

Changes in the volume of seaborne trade on the main product routes in the period 2005-2015 are shown in the table below. The data in the table substantiates the previous remarks regarding the expansion of export trades from countries such as the U.S. and India.

Key Seaborne Product Trades

(‘000 Tons)

(e) partially estimated

Source: Drewry

In looking ahead growth in products trade will continue to be affected by changes in both the volume of refining capacity and where this capacity is located.  In this respect it is clear that refining capacity in developed areas of the world such as Europe is in decline, plus few new refineries are planned for this region. But in countries such as India and China, refinery capacity is growing and some of the capacity being brought on stream is designed to service export markets.  The introduction of new capacity in the Middle East and Asia to date has stimulated both an increase in overall trade volumes and geographical changes in the pattern of product trades, which have led to longer haul voyages.  As such, if the refinery expansion plans which have been announced for the developed world are implemented as scheduled, further growth in trade and product tanker demand should occur.

Product Tankers –Vessel Types

To recap, within the context of this review the product capable fleet consists of product tankers and product/chemical tankers, and as such pure chemical tankers are excluded from the analysis. The product capable fleet can be further divided into the five main size sectors which are shown in the table below.

Product Tanker Types and Main Uses

Source: Drewry

Long Range (“LR”) product tankers are normally classed as either LR1 or LR2 ships depending on their size.  They are employed on various routes, but are less flexible than MR units, as many ports do not have the facilities to accommodate larger ships.

MR tankers carry the majority of products transported by sea as their size allows the greatest flexibility on trade routes and port access. The MR fleet can be divided into MR1, typically sized 25,000 dwt to 36,999 dwt and MR2 typically sized 37,000 dwt to 54,999 dwt.  The smallest product tankers, often referred to as “Handies”, are largely deployed on short haul routes.

The Product Tanker Fleet

As of March 15, 2016 the product tanker fleet comprised of 2,494 vessels with a combined capacity of 136.2 million dwt.  The March 15, 2016 product tanker fleet by vessel type and size is shown in the table below.

The Product Tanker Fleet (1) March 15, 2016

(1)	Excludes U.S flag vessels

(Totals may not tally due to rounding)

Source: Drewry

Future supply will be affected by the size of the newbuilding orderbook. As of March 15, 2016, there were a total of 279 product and product/chemical tankers with a total capacity of 19.4 m dwt on order, equivalent to 14.3% of the existing fleet.  The MR1 orderbook is equivalent to 4.4% of the existing fleet and for MR2s the figure is 8.7%.

Product Tanker Orderbook(1) and Scheduled Year of Delivery: March 15, 2016

(1)	Excludes U.S flag vessels

Source: Drewry

Based on the total orderbook and scheduled deliveries, approximately 8.9 million dwt is expected to be delivered in the remainder of 2016, 8.6 million dwt in 2017 and 2.0 million dwt in 2018 and beyond.  In recent years, however, the orderbook has been affected by the non-delivery of vessels (sometimes referred to as ‘‘slippage’’). Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while some was due to vessel cancellations. Slippage is likely to remain an issue going forward and, as such, it will have a moderating effect over product tanker fleet growth in 2016/2017.

Tanker supply is also affected by vessel scrapping or demolition and the removal of vessels through loss and conversion.  As a product  tanker ages, vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain its “in-class” status. Often, particularly when tankers reach approximately 25 years of age (less in the case of larger vessels), the costs of conducting the class survey and performing required repairs become economically inefficient. In addition, in the case of product tankers there is also the current requirement to retrofit ballast water management systems to existing vessels. For a MR2 tanker the cost could be as much as $1 million including labor. Additional expenditure of this kind will be another factor impacting on the decision to scrap older vessels.

The age profile of the product and product/chemical fleets is shown in the table below.

Product and Product/Chemical Fleet – Age Profile (1)

(1)	Based on February 2016 fleet

Source: Drewry

The age profile of the more sophisticated product/chemical fleet is generally younger than its straight product tanker counterpart.   The average age of MR1 and MR2 product tankers is 15.2 and 12.3 years, respectively, while for product/chemical tankers the average age of MR1 and MR2 tankers is 13.0 and 7.4 years, respectively.  Approximately 23% of the MR1 product tanker fleet is over 20 years of age and for MR2s the equivalent figure is 14%.In the product/chemical fleet there are no MR1 ships over 20 years of age and only 2% of MR2s are aged 20 years or more.

In addition to vessel age, scrapping activity is influenced by freight markets. During periods of high freight rates, scrapping activity will decline and the opposite will occur when freight rates are low. This is evident from the chart below which shows the trend in product tanker scrapping for period 2011-2016.

Product Tanker Scrapping

(‘000 Dwt)

Source: Drewry

Overall, the firm tanker freight market of 2015 pushed scrapping to low levels and only 3 MR tankers were sent for demolition during 2015.

The Product Tanker Freight Market

The product tanker charter market is highly competitive. Competition is based primarily on the offered charter rate, the location and technical specification of the vessel. Similarly, the reputation of the vessel and its manager will play a major role in the product tanker market than other shipping sectors. Typically, the agreed terms are based on standard industry charter parties prepared to streamline the negotiation and documentation processes.

The major charterers of product tanker tonnage are oil companies, both private and state controlled, oil traders and refiners, and in some cases independent ship owners. The oil companies in particular have their own agreed procedures for vetting and approving tonnage suitable for charter. Oil company vetting procedures are generally more stringent than others, especially when vessels are being taken on period charter. Typically, the vetting procedures will include periodic assessments of the vessel owner’s office set-up and management, the setting of key performance indicators (“KPI”), and examination of crew retention rates and appraisal of the financial accounts of company providing the ship for charter.

Product Tanker Freight Rates

Worldscale is the tanker industry’s standard reference for calculating spot freight rates. Worldscale provides the flexibility required for the oil trade. Products are a fairly homogenous commodity as it does not vary significantly in quality and it is relatively easy to transport by a variety of methods. These attributes, combined with the volatility of the world oil markets, means that a products cargo may be bought and sold many times while at sea and therefore, the cargo owner requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures, this would involve the shipowner calculating separate individual freights for a wide variety of discharge points. Worldscale provides a set of nominal rates designed to provide roughly the same daily income irrespective of discharge point.  Time charter equivalent (“TCE”) is the measurement that describes the earnings potential of any spot market voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which removes all expenses (port costs, bunkers and commission) from the gross revenue, resulting in a net revenue which is then divided by the total voyage days, which includes the days from discharge of the prior cargo until discharge of the cargo for which the freight is paid (at sea and in port), to give a daily TCE rate.

References to time charter rates in this section include rates for “clean” cargoes that are transported primarily in product/chemical tankers and other product cargoes that are typically transported in such vessels.

The supply and demand for product tanker capacity influences product tanker charter hire rates and vessel values.  In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time.  In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus more prone to volatility.  The chart and table below illustrate changes in the monthly average TCE rates for MR product tankers in the period from January 2005 to February 2016.

Product Tanker Time Charter Equivalent (TCE) Spot Rates: 2005-2016
(US$/Day – Period Averages)

Source: Drewry

Time Charter Equivalent (TCE) Spot Rates: 2005-2016 (1)
(US$/Day – Period Averages)

(1)

TCE rates are based on normal sailing speeds/consumption. In weak freight markets this can theoretically lead to negative rates, but in most cases this is avoided by reducing sailing speeds and fuel consumption.

Source: Drewry

After a period of favorable market conditions between 2005 and 2008, demand for products fell as the world economy went into recession in the second half of 2008 and there was a negative impact on product tanker demand. With supply at the same time increasing at a fast pace, falling utilization levels pushed tanker freight rates downwards in 2009.  A modest recovery took place in the early part of 2010, but this was short-lived and rates started to fall once more in mid-2012 and they remained weak until late 2013.

Although the freight rates were quite volatile in 2014, they were generally strong especially in the closing months of the year. The rise in rates can be attributed to stronger vessel demand, low growth in fleet supply and more positive market sentiment. The buoyancy in freight rates continued in 2015, before moderating in the last quarter of the year.  Time charter rates started to pick up and were in line with the spot market rates. The trend in one year period average of time charter rates for period 2005- February, 2016 is shown in the chart below.

One Year Time Charter Rates

(US$ Per Day – Period Average)

Source: Drewry

One Year Time Charter Rates

(US$ Per Day – Period Average)

Source: Drewry

Meanwhile, the use of slow steaming to reduce bunker consumption and triangulation voyage patterns helped to avoid negative earnings in most cases. Triangulation in effect reduces the amount of time a vessel will spend sailing in ballast (i.e.,empty) and seeks to maximize the amount of time it is carrying revenue generating cargo. The map below show how triangulation works for a MR tanker.

Typical MR Triangulation in the Atlantic Basin

Source: Drewry

Eco Ships

Ship builders have recently designed and built ships that use less fuel while carrying the same amount of cargo as an existing ship. These vessels are referred to in the industry as “eco” ships. In addition, an eco ship has a number of technical innovations designed to reduce emissions. Such vessels are a comparatively new development, with the first designs appearing in 2012.

A newbuilding eco ship has an optimized hull form and a lower speed fuel efficient engine, which will reduce fuel consumption. Existing ships can reduce fuel consumption by lowering sailing speeds, but in practice this only happens when markets are substantially over-supplied and bunker prices are high.  Other options for existing ships to reduce fuel consumption include retrofitting equipment such as applying low friction paint, or installing Mewis ducts (which maximizes propeller thrust) and a rudder bulb or other similar features.  Eco ships started to be delivered in the second half of 2012, and in the case of tankers, most of the vessels delivered to date have been less than 100,000 dwt. Size is important in evaluating the relative benefits of eco vessels, as smaller ships spend a greater proportion of their trading year in port, where there is little economic benefit between an eco design and a conventional tanker. Shipbuilders do not provide warranted performance data for eco ships, but the experience of vessels delivered to date appears to suggest that fuel savings of approximately 15% over conventional units are achievable under normal sailings speeds.  For an MR2 product tanker, the difference in daily fuel consumption between an eco and a non-eco ship is approximately 15% tons a day, while sailing at design speeds. Based on January 2016 bunker prices this would equate to annual fuel savings in excess of $0.5 million per annum.  It also seems to be the case that the first eco ships that were delivered in 2012 are less sophisticated in design as ships delivered in 2015.

Newbuilding Prices and Secondhand Values

Vessels are constructed at shipyards of varying size and technical sophistication.  Drybulk carriers are generally considered to be the least technically sophisticated vessels to construct, with oil and product tankers, container vessels and LNG carriers entailing a much higher degree of technical sophistication. The actual construction of a vessel can take place in 2 years and can be partitioned into five stages: contract signing, steel cutting, keel laying, launching and delivery. The amount of time between signing a newbuilding contract and the date of delivery is usually between 20-24 months, but in times of high shipbuilding demand it can extend to three years.

The charts which follow illustrate the trend in newbuilding (“NB”) prices and secondhand (“SH”) values (5 years old) for a MR1 and MR2 product and product/chemical tanker.

MR1 Product & Product/Chemical Tanker – Newbuilding Price & Secondhand Values

(US$ Million)

Source: Drewry

MR2 Product & Product/Chemical Tanker – Newbuilding Price & Secondhand Values

(US$ Million)

Source: Drewry

Newbuilding prices for all sizes of tanker rose steadily between 2004 and mid-2008. This was due to a number of factors, including high levels of new ordering, a shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders’ costs as a result of strengthening steel prices and the weakening U.S. dollar.  Prices, however, weakened in 2009, as a result of a downturn in new ordering, and they remained weak until the second half of 2013, when they started to rise albeit slowly once more. Since 2014, they have been broadly flat and they remain below long-term averages.

Secondhand Value

Secondhand values reflect prevailing and expected charter rates, albeit with a lag. During extended periods of high charter rates, vessel values tend to appreciate and vice versa. Vessel values are also influenced by other factors including the age of the vessel. Values for young vessels, those approximately five years old or under, are also influenced by newbuilding prices, while values for vessels older than 25 years and near the end of their useful economic life, are influenced by the value of steel scrap.

In addition, values for younger vessels tend to fluctuate less on a percentage basis than values for older vessels. This is attributed to the finite useful economic life of older vessels which makes the value of younger vessels, commensurate with longer remaining economic lives, less susceptible to the level of prevailing and expected charter rates in the short term.

Vessel values are determined on a daily basis in the sale and purchase (“S&P”) market, where vessels are sold and bought through specialized sale and purchase brokers who regularly report these transactions to the market.  The sale and purchase market for product tankers is transparent and quite liquid, with a large number of vessels changing hands on a regular basis.

In the period 2005 to 2007, secondhand values of modern tankers rose substantially as a result of the underlying trend in freight rates and newbuilding prices. At times, during the height of the boom, values for modern secondhand tankers exceeded newbuilding prices. However, the downturn in tanker freight rates in the second half of 2008 had an immediate and negative impact on second hand values as the tables indicate.

There was a brief rally in values in late 2010/early 2011 but this proved short-lived and thereafter prices continued to decline until the middle of 2013. Between the most recent peak and trough in the market, values fell by as much as 50%. In the second half of 2013 values started to rise in tandem with the improvement in freight rates and more positive market sentiment and the values continued to increase in 2014 and 2015. However, as in the case of newbuilding prices, second hand values of product tankers are still below long-term averages.

Government Regulation; Effect of Existing or Probable Governmental Regulations on the Business; Costs and Effects of Compliance with Environmental Laws

General

Our operations and our status as an operator and manager of ships are significantly regulated by international conventions, (i.e., the SOLAS Convention, MARPOL), class requirements, U.S. federal, state and local and foreign health, safety and environmental protection laws and regulations, including the OPA, CERCLA the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, regulations adopted by the IMO and the European Union, various volatile organic compound air emission requirements, IMO/U.S. Coast Guard pollution regulations and various SOLAS Convention and MARPOL amendments, as well as other regulations. In addition, various jurisdictions either have or are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. Compliance with these laws, regulations and other requirements would likely entail additional expense, including vessel modifications and implementation of certain operating procedures.

We are also required by various other governmental and quasi-governmental agencies and private organizations to obtain permits, licenses and certificates for our vessels, depending upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew, the age and size of the vessel and its status as owner or charterer. Failure to maintain necessary permits, licenses or certificates could require us to incur substantial costs or temporarily suspend operations of one or more of its vessels.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will in the future impose greater inspection and safety requirements on all vessels in the shipping industry. In addition to inspections by us, our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (such as U.S. Coast Guard, Harbor Head or equivalent), classification societies, flag state administration P&I Associations, charterers, and particularly terminal operators and oil companies which conduct frequent vessel inspections.

We believe that our vessels operate in full compliance with applicable environmental laws and regulations. However, because such laws and regulations frequently change and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these and any future requirements or the impact of these and any future requirements on the resale value or useful lives of our vessels.

International Maritime Organization

The IMO is the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the CLC, the Bunker Convention, and the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.

In 2012, the IMO’s Marine Environmental Protection Committee (“MEPC”), adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk (the “IBC Code”). The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

In 2013, the MEPC adopted by resolution amendments to the MARPOL Annex I Condition Assessment Scheme (“CAS”). The amendments, became effective on October 1, 2014, and pertain to revising references to the inspections of bulk carriers and tankers after the introduction of the 2011 ESP Code. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls of sulfur emissions known as “Emission Control Areas” (“ECAs”) (see below).

The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur. By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which was further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. On August 1, 2012, certain coastal areas of North America were designated ECAs and effective January 1, 2014, the applicable areas of the United States Caribbean Sea were designated ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships in part to address greenhouse gas emissions. It made the Energy Efficiency Design Index (“EEDI”) apply to all new ships, and the Ship Energy Efficiency Management Plan (“SEEMP”) apply to all ships.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new tier III marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Safety Management System Requirements

The IMO also adopted the SOLAS Convention and the International Convention on Load Lines (“LL”), which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS Convention and LL standards. May 2012 SOLAS Convention amendments entered into force as of January 1, 2014. The Convention on Limitation for Maritime Claims (“LLMC”) was recently amended and went into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

Our operations are also subject to environmental standards and requirements contained in the ISM Code promulgated by the IMO under Chapter IX of the SOLAS Convention. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.

Noncompliance with the ISM Code and other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner’s personal fault and under the 1992 Protocol where the spill is caused by the ship owner’s personal act or omission by intentional or reckless conduct where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the Bunker Convention to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (“BWM Convention”), in February 2004. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, the BWM Convention has not yet been ratified but proposals regarding implementation have recently been submitted to the IMO. Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date ’existing’ vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Furthermore, in October 2014, the MEPC met and adopted additional resolutions concerning the BWM Convention’s implementation. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on its operations.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. The OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” “in the case of a vessel, as any person owning, operating or chartering by demise, the vessel.” Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
•	injury to, or economic losses resulting from, the destruction of real and personal property;
•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
•	loss of subsistence use of natural resources that are injured, destroyed or lost;
•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
•

net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 31, 2015, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,00 per gross ton or $18,796,800 for any double-hull tanker that is over 3,000 gross tons (subject to periodic adjustment for inflation), and our fleet is entirely composed of vessels of this size class. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard’s for each of our vessels that is required to have one.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement (“BSEE”) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. A new rule issued by the U.S. Bureau of Ocean Energy Management (“BOEM”) that increased the limits of liability of damages for offshore facilities under OPA based on inflation took effect in January 2015. In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation, regulations, or other requirements applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

Through our P&I Club membership, we expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed its insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act (“CWA”), prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA and U.S. Coast Guard (“USCG”), have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict its vessels from entering U.S. waters.

The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (“VGP”). For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent (“NOI”), at least 30 days before the vessel operates in United States waters. On March 28, 2013 the EPA re-issued the VGP for another five years. This VGP took effect on December 19, 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act (“NISA”), impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some of which are pending, will co-exist.

The U.S. Clean Air Act of 1970 (as amended by the Clean Air Act Amendments of 1977 and 1990, the “CAA”), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels will be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes will be equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to adopt State Implementation Plans (“SIPs”), designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas will be equipped with vapor recovery systems that satisfy these existing requirements.

Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, flag, and the number of times the ship has been detained. The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions from ships.

As of January 1, 2013, all new ships must comply with two new sets of mandatory requirements to address greenhouse gas emissions from ships which were adopted by MEPC, in July 2011. Currently operating ships are required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European ports from January 2018 collect and publish data on carbon dioxide omissions. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period, from 2013 to 2020. If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018. In December 2013, the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The ILO is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, (the “MTSA”), came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to the SOLAS Convention created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code (“ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism.

To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”), from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•

on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•	the development of vessel security plans;
•	ship identification number to be permanently marked on a vessel’s hull;
•

a continuous synopsis record kept onboard showing a vessel’s history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate, may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The USCG regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided that such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by classification societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

•

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

•

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). In December 2013 the IACS adopted new harmonized Common Structure Rules which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. All of our vessels are certified as being “in-class” by Nippon Kaiji Kyokai (“NKK”) and DNV GL. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of shares of our common stock.

C.	Organizational Structure

We were incorporated under the laws of the Republic of the Marshall Islands (the “Marshall Islands”) on March 23, 2015. We own the vessels in our fleet through six separate wholly-owned subsidiaries that were incorporated in the Marshall Islands.

The following is a list of our subsidiaries:

Name of Company	Country of Incorporation	Principal Activities	Ownership (%)
SECONDONE CORP.	Marshall Islands	Ship ownership and operations	100%
THIRDONE CORP.	Marshall Islands	Ship ownership and operations	100%
FOURTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
SIXTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
SEVENTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
EIGHTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
Maritime Technologies Corp.	Delaware	Non-operating subsidiary	100%

D.	Property, Plants and Equipment

Other than our vessels, we do not own any material property. Pyxis Maritime Corp. (“Maritime”), an affiliated ship management company, provides office space to us in part of Maritime’s offices in Maroussi, Greece in connection with the administrative services provided to us under the terms of the Head Management Agreement.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section is a discussion of our financial condition as of December 31, 2013, 2014 and 2015 and the results of operations for the years ended December 31, 2013, 2014 and 2015. You should read the following discussion and analysis together with our financial statements and related notes included elsewhere in this Annual Report. This discussion includes forward-looking statements which are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those currently anticipated, expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please read the section entitled “Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors.”

With the delivery into service of the new build tanker, Pyxis Epsilon, in January 2015, our fleet consisted of six vessels in operation at December 31, 2015. We expect that our historical results of operations will not necessarily be indicative of our future results of operations for the following reasons:

•

not all of the vessels in our fleet were operating during all periods reflected in our historical results, with one of the vessels in our fleet having been under construction until January 2015 and one vessel (the Pyxis Theta) having been delivered in September 2013;

•	as the fleet expanded, the number of operating days increased in 2015 by 398 days and 569 days, compared to 2014 an 2013, respectively;
•	our expenses while our vessels were under construction were materially different as compared to our expenses while our vessels are in operation; and
•

in 2015, we incurred additional general and administrative expenses of $1.7 million compared to 2014, comprising the fixed yearly fee payable to Maritime for the services of our executive officers and the general costs associated with being a public company that we did not incur previously.

Important Financial Terms

Revenues

We generate revenue by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. Revenues are driven primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charterhire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, drydockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. At December 31, 2015, we employed five of the vessels in our fleet on time charters and one vessel on the spot market. As of March 10, 2016, the average remaining term of our time charters was approximately seven months, exclusive of charterers’ option to extend the contracts. The average remaining term of our time charters does not take into account that, after the expiration of the initial period of the charter, the charterer of the Pyxis Epsilon has the option to extend its charter for a period of up to one year, and the charterer of the Pyxis Theta has the option to extend its charter for a period of up to two years. Revenues are recognized as they are earned ratably during the duration of the period of each time or spot charter. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricants’ prices.

Spot Charters

Generally a spot charter refers to a contract to carry a specific cargo for a single voyage, which generally lasts from several days to three months. Spot charters typically involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot charter, the vessel owner is responsible for the payment of all expenses including its capital costs, voyage expenses, such as port, canal and bunker costs, as well as vessel operating expenses. Fluctuations in spot charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

Voyage Expenses

We incur voyage expenses for our vessels operating under spot charters, which mainly include brokerage commissions, port and canal charges and bunker expenses. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot charters because these expenses are for the account of the vessel owner. All voyage expenses are expensed as incurred. The amount of brokerage commissions payable, if any, depends on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer. Commissions are deferred and amortized over the related voyage period as revenues are earned.

Vessel Operating Expenses

We incur vessel operating expenses for our vessels operating under time and spot charters. Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

We expect to incur additional expenses going forward as a public company that we did not incur previously. We expect that the primary components of general and administrative expenses will consist of the annual fee payable to Maritime for the administrative services under our Head Management Agreement, which includes the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the preparation of public reporting documents, legal and accounting costs, including hiring additional legal and accounting professionals and staff, and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of Nasdaq, board of directors compensation and investor relations.

Management Fees

We pay management fees to Maritime, our commercial manager, and ITM, our technical manager, for the commercial and technical management services respectively, for our vessels. These services include obtaining employment for our vessels and managing our relationships with charterers; strategic management services; technical management services, which include managing day-to-day vessel operations, ensuring regulatory and classification society compliance, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs and arranging insurance for vessels; and providing shoreside personnel who carry out the management functions described above. We also pay management fees to NST for their chartering services for the Northsea Alpha and the Northsea Beta. As part of their ship management services, Maritime provides us with supervision services for new construction of vessels; these costs are capitalized as part of the total delivered cost of the vessel.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimated the residual values of our vessels to be $250 per lightweight ton in 2013 and increased the estimated residual values of our vessels to $300 per lightweight ton effective January 1, 2014. We expect our depreciation charges to increase due to the expansion of our fleet.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is generally linked to the three month LIBOR rate. In the future, we may consider the use of financial hedging products to limit our interest rate exposure.

In evaluating our financial condition, we focus on the above measures as well as fleet utilization and time charter equivalent rates to assess our operating performance. We also monitor our cash position and outstanding debt to assess short-term liquidity and our ability to finance further fleet expansion. Discussions about possible acquisitions or sales of existing vessels are based on our financial and operational criteria which depend on the state of the charter market, availability of vessel investments, employment opportunities, anticipated dry-docking costs and general economic prospects.

We believe that the important factors to consider in analyzing future results of operations and trends in future periods include the following:

•	charter rates and periods of charter hire and any revenues we would receive in the future from any pools in which our vessels may operate;
•	vessel operating expenses and voyage costs, including commissions;
•

depreciation and amortization expenses, which are a function of the cost of our vessels, significant vessel maintenance or improvement costs, our vessels’ estimated useful lives and estimated residual values;

•	financing costs related to our indebtedness, including hedging of interest rate risk;
•	costs of being a public reporting company, including general and administrative expenses, compliance, accounting and legal costs and regulatory expenses; and
•	fluctuations in foreign exchange rates because our revenues are in U.S. dollars but some of our expenses are paid in other currencies.

Revenues from time charters, and to the extent we enter into any in the future, bareboat charters, are stable over the duration of the charter, provided there are no unexpected or periodic off-hire periods and no performance claims from the charterer or charterer defaults. Revenues from spot charters fluctuate, depending on the hire rate in effect at the time of the charter.

Recent accounting pronouncements are discussed in Note 2 of the financial statements contained within this Annual Report.

A.	Operating Results

As of December 31, 2015, we had six vessels in operation, five of which were employed on time charters and one of which was employed on spot charter. MR vessels owned for a full year typically operate for 360 days per year, which is our historical average, excluding any time for drydockings. The five non-operating days per year represent average time spent off-hire. If a vessel undergoes a scheduled intermediate or special survey, the estimated duration is five and 20 days, respectively.

The break-out of revenue by spot and time charters for the recent reported periods is reflected below (in thousands of U.S. dollars):

	Year ended December 31, 2013		Year ended December 31, 2014		Year ended December 31, 2015
	Spot	Time	Spot	Time	Spot	Time
Voyage Revenue	$5,598	$16,382	$15,881	$11,879	$8,677	$24,493

The following table reflects our ownership days, available days and operating days, fleet utilization, daily time charter equivalent (“TCE”), average number of vessels and number of vessels at period end, in each case, for the years ended December 31, 2013, 2014 and 2015.

	Year ended December 31,
	2013	2014	2015
Ownership days (1)	1,566	1,825	2,177
Available days (2)	1,566	1,806	2,137
Operating days (3)	1,523	1,694	2,092
Utilization % (4)	97.2%	93.8%	97.9%
Daily time charter equivalent rate (5)	$11,926	$10,466	$13,597
Average number of vessels (6)	4.3	5.0	6.0
Number of vessels at period end	5.0	5.0	6.0
Weighted average age of vessels (7)	4.0	5.0	4.8

(1)

Ownership days are the total number of days in a period during which each of the vessels in our fleet was owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.

(2)

Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels should be capable of generating revenues.

(3)

Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.

(5)

Daily TCE is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues after deducting voyage expenses, including commissions by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.

(6)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.

(7)	Weighted average age of the fleet, is the sum of the ages of our vessels, weighted by the dead weight tonnage (“dwt”) of each vessel on the total fleet dwt.

The following table reflects the calculation of our daily TCE rates for the years ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
	(Thousands of U.S. dollars, except total operating days and daily TCE rates)
	2013	2014	2015
Voyage revenues	21,980	27,760	33,170
Voyage expenses	(3,817)	(10,030)	(4,725)
Time charter equivalent revenue	18,163	17,730	28,445

Total operating days	1,523	1,694	2,092

Daily time charter equivalent rate	11,926	10,466	13,597

The decline in the TCE rate in 2014 reflects the lower charter rate of the Pyxis Malou since it operated in the spot market for virtually all of 2014. The improvements in the TCE rate during the year ended December 31, 2015 over the same period in 2014 reflect the inclusion of the Pyxis Epsilon, as well as the improvements in charter rates for the Pyxis Malou and the Pyxis Delta.

Recent Daily Fleet Data:
(Amounts in U.S.$)		Year ended December 31,
		2013	2014	2015
Eco-Efficient MR2: (2 units)
	TCE	14,401	15,210	15,631
	Opex	10,908	5,584	6,430
	Utilization %	100.0%	100.0%	99.4%
Eco-Modified MR2: (1 unit)
	TCE	21,114	12,596	17,480
	Opex	6,337	6,802	6,461
	Utilization %	100.0%	86.4%	91.3%
Standard MR2: (1 unit)
	TCE	13,021	12,019	17,237
	Opex	6,376	6,739	6,325
	Utilization %	99.2%	95.4%	100.0%
Handysize Tankers: (2 units)
	TCE	6,116	6,200	7,622
	Opex	6,062	5,581	5,358
	Utilization %	94.5%	93.4%	98.6%
Fleet: (6 units)
	TCE	11,926	10,466	13,597
	Opex	6,527	6,062	6,058
	Utilization %	97.2%	93.8%	97.9%

Consolidated Statements of Comprehensive Income/(Loss) for the Fiscal Year Ended December 31, 2014 Compared to the Fiscal Year Ended December 31, 2015

	2014	2015		Change	%
	(Millions of U.S. dollars)
Voyage revenues:	$27.8	$33.2	$	$5.4	$19.4%

Expenses:
Voyage related costs and commissions	(10.0)	(4.7)		(5.3)	-53.0%
Vessel operating expenses	(11.1)	(13.2)		2.1	18.9%
General and administrative expenses	(0.1)	(1.8)		1.7	1700.0%
Management fees, related parties	(0.6)	(0.6)		—	0.0%
Management fees, other	(0.9)	(1.1)		0.2	22.2%
Amortization of special survey costs	(0.2)	(0.2)		—	0.0%
Depreciation	(5.5)	(5.7)		0.2	3.6%
Vessel impairment charge	(16.9)	—		(16.9)	-100.0%
Operating income/(loss)	(17.5)	5.9		23.4	133.7%

Other income/(expenses):
Other income	—	0.1		0.1	100.0%
Interest and finance costs, net	(1.7)	(2.5)		0.8	47.1%
Total other income/(expenses)	(1.7)	(2.4)		0.7	41.2%

Net income/(loss)	$(19.2)	$3.5	$	$22.7	$118.2%

Other comprehensive income	—	—		—	0.0%
Total comprehensive income/(loss)	$(19.2)	$3.5	$	$22.7	$118.2%

(Amounts are presented in U.S. million, rounded to the nearest $100 thousand unless otherwise stated)

Voyage revenues: Voyage revenues of $33.2 million for the year ended December 31, 2015, represented an increase of $5.4 million, or 19.4%, from $27.8 million over 2014. The increase reflected the time charter revenue contribution of the Pyxis Epsilon which was delivered in January 2015, higher spot charter revenue for the Pyxis Malou and higher time charter rates concluded during 2015 primarily for the Pyxis Delta.

Voyage related costs and commissions: Voyage related costs and commissions of $4.7 million for the year ended December 31, 2015, represented a decrease of $5.3 million, or 53.0%, from $10.0 million over 2014. This decrease was mainly a result of a lower portion of our fleet operating under spot charters.

Vessel operating expenses: Vessel operating expenses of $13.2 million for the year ended December 31, 2015, increased by $2.1 million, or 18.9%, from $11.1 million in the prior fiscal year. The increase is attributed to operating expenses incurred for the Pyxis Epsilon, which was delivered in January 2015.

General and administrative expenses: General and administrative expenses of $1.8 million for the year ended December 31, 2015 increased by $1.7 million, from $0.1 million in the prior fiscal year, mainly due to the administration fees payable under the Head Management Agreement of $1.2 million, stock compensation to certain of our officers of $0.1 million and other fees and expenses associated with us being a public company.

Management fees, related parties: Management fees to related parties of $0.6 million for the year ended December 31, 2015, remained relatively stable compared to the prior fiscal year.

Management fees, other: Management fees to others of $1.1 million for the year ended December 31, 2015, increased by $0.2 million, or 22.2%, from $0.9 million in the prior fiscal year. The increase is attributed to management fees for the Pyxis Epsilon, which was delivered in January 2015.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the year ended December 31, 2015, remained relatively stable compared to the prior fiscal year.

Depreciation: Depreciation of $5.7 million for the year ended December 31, 2015 increased by $0.2 million, or 3.6%, from $5.5 million in 2014. The increase was primarily due to the addition of the Pyxis Epsilon to our fleet, partially offset by the write-down of the carrying value of the Pyxis Malou in December 2014.

Vessel impairment charge: Vessel impairment charge of $16.9 million was incurred in 2014, due to a write-down in the carrying value for the Pyxis Malou based on our year-end analysis, available market data and standard accounting procedures. No impairment charge was recognized in 2015.

Other income: Other income was nil during the year ended December 31, 2014, and increased slightly to $0.1 million during the year ended December 31, 2015.

Interest and finance costs, net: Interest and finance costs, net for the year ended December 31, 2015, amounted to $2.5 million, compared to $1.7 million in 2014, reflecting an increase of $0.8 million. The increase is mainly attributed to the drawdown of the loan in January 2015 used to finance the remaining construction cost of the Pyxis Epsilon.

Consolidated Statements of Comprehensive Income/(Loss) for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2014

	2013	2014		Change	%
	(Millions of U.S. dollars)
Voyage revenues:	$22.0	$27.8	$	$5.8	$26.4%

Expenses:
Voyage related costs and commissions	(3.8)	(10.0)		6.2	163.2%
Vessel operating expenses	(10.2)	(11.1)		0.9	8.8%
General and administrative expenses	(0.2)	(0.1)		(0.1)	-50.0%
Management fees, related parties	(0.5)	(0.6)		0.1	20.0%
Management fees, other	(0.8)	(0.9)		0.1	12.5%
Amortization of special survey costs	(0.2)	(0.2)		—	0.0%
Depreciation	(4.5)	(5.5)		1.0	22.2%
Vessel impairment charge	-	(16.9)		16.9	100.0%
Operating income/(loss)	1.8	(17.5)		(19.3)	-1072.2%

Other income/(expenses):
Other income	0.2	—		(0.2)	-100.0%
Interest and finance costs, net	(0.4)	(1.7)		1.3	325.0%
Total other income/(expenses)	(0.2)	(1.7)		1.5	750.0%

Net income/(loss)	$1.6	$(19.2)	$	$(20.8)	$-1300.0%

Other comprehensive income	—	—		—	0.0%
Total comprehensive income/(loss)	$1.6	$(19.2)	$	$(20.8)	$-1300.0%

(Amounts are presented in U.S. million, rounded to the nearest $100 thousand unless otherwise stated)

Voyage revenues: Voyage revenues of $27.8 million for the year ended December 31, 2014, represented an increase of $5.8 million, or 26.4%, from $22.0 million over 2013. The increase reflected the full year time charter revenue contribution of the Pyxis Theta in 2014, which was delivered in 2013 and operated approximately only for 100 days during this year, as well as a higher spot charter revenue primarily for the Pyxis Malou.

Voyage related costs and commissions: Voyage related costs and commissions of $10.0 million, for the year ended December 31, 2014, represented an increase of $6.2 million, or 163.2%, from $3.8 million in 2013. This increase was substantially a result of a greater portion of our fleet operating under spot charters.

Vessel operating expenses: Vessel operating expenses of $11.1 million in 2014 increased by $0.9 million, or 8.8%, from $10.2 million in the prior fiscal year. This increase was a result of the full year’s operation of the Pyxis Theta.

General and administrative expenses: General and administrative expenses of $0.1 million in 2014 were slightly decreased from $0.2 million in 2013. Certain general and administrative expenses associated with the delivery of the Pyxis Theta in 2013 were not incurred in 2014 as no fleet additions occurred.

Management fees: Management fees to related parties of $0.6 million in 2014 increased by $0.1 million, or 20.0%, from $0.5 million in 2013. The increase was a result of the full year’s operation of the Pyxis Theta and predelivery management fees charged by Maritime for the new vessel under construction, Pyxis Epsilon. Management fees to others of $0.9 million in 2014 increased $0.1 million, or 12.5%, from $0.8 million in 2013 due to technical management fees paid to ITM for a full year’s operation of the Pyxis Theta.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million in 2014 remained relatively stable compared to the prior fiscal year.

Depreciation: Depreciation of $5.5 million in 2014 increased by $1.0 million, or 22.2%, from $4.5 million in 2013. This increase reflected a full year’s operation of the Pyxis Theta in 2014, partially offset by $0.1 million lower depreciation, due to change in vessels’ scrap value, as a result of the reassessment of the estimated scrap rate from $250 per light weight ton (“lwt”) in 2013 to $300/lwt in 2014. The increase in scrap value results in a decrease in the remaining annual depreciation per vessel, exclusive of future capital improvements.

Vessel impairment charge: Vessel impairment charge of $16.9 million was incurred in 2014 due to a write-down in the carrying value for the Pyxis Malou based on our year-end analysis, available market data and standard accounting procedures. No impairment charge occurred in 2013. See “Critical Accounting Policies–Vessel Impairment” below.

Other income: Other income of nil in 2014 reflected a decline of $0.2 million over the prior year. The $0.2 million in 2013 was a result of a receipt of a remaining payment under a vessel warranty claim.

Interest and finance costs: Interest and finance costs for 2014 amounted to $1.7 million, compared to $0.4 million for 2013, an increase of $1.3 million. Interest and finance costs for 2013 are net of a discount realized in 2013 by us for the prepayment of the then outstanding bank loan relating to the Pyxis Delta. Excluding this discount, the increase of interest and finance costs for 2014 compared to 2013 was $0.2 million, which is mainly attributed to the drawdown of the loan in September 2013 used to finance the remaining construction cost of the Pyxis Theta.

B.	Liquidity and Capital Resources

Overview

Our principal sources of liquidity are cash flows from operations, borrowings from bank debt, and in the future, from the selective sale of vessels and the proceeds of issuances of equity and debt. We expect that our future liquidity requirements will relate primarily to:

•	payments of interest and other debt-related expenses and the repayment of principal on our bank debt;
•	vessel acquisitions;
•	our operating expenses, including drydocking and special survey costs; and
•	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity for bank covenants.

We expect to rely upon operating cash flows, long-term borrowings, the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. We believe that our operating cash flows from the employment of our vessels on charters and on the spot market will be sufficient to fund our present and projected cash requirements though the next 12 month period ending December 31, 2016. To the extent we acquire additional vessels other than the Miss Lucy and/or the Pyxis Loucas, which we expect will be acquired in exchange for additional issuance of shares of our common stock in accordance with the LookSmart Agreement, we may need to rely on new bank debt, proceeds from future securities offerings and/or cash flows from operations to meet our liquidity needs. We currently estimate, based upon current and anticipated market conditions, our capital expenditures of potential acquisitions in the near term could be in excess of $25.0 million.

Our business is capital intensive and our future success will depend on our ability to maintain a high quality fleet through the acquisition of modern tanker vessels and the selective sale of older tanker vessels. We may pursue a sale or other long-term strategy, such as, a bareboat charter agreement with purchase option, for the Northsea Alpha and the Northsea Beta. These acquisitions and dispositions will be principally subject to management’s expectation of future market conditions, our ability to acquire and dispose of tanker vessels on favorable terms as well as access to cost-effective capital on reasonable terms.

We do not intend to pay quarterly dividends to the holders of our shares in the near future and expect to retain our cash flows primarily for debt repayment, reinvestment in our business (such as to fund vessel or fleet acquisitions), payment of vessel operating costs, including drydocking, and for general corporate and administrative expenses, in each case, as determined by our board of directors.

Consolidated Cash Flows information:

	Year ended December 31,
(In millions of U.S. Dollars)	2013	2014	2015
Net cash provided by operating activities	$6.0	$5.4	$12.4
Net cash used in investing activities	$(29.4)	$(7.2)	$(18.8)
Net cash provided by financing activities	$24.9	$0.2	$9.9

Cash Flow Analysis

Net cash provided by operating activities: Changes in net cash from operating activities primarily reflected delivery of the new build vessels, the Pyxis Theta and the Pyxis Epsilon in 2013 and 2015, respectively, fluctuations in spot charter rates, drydocking costs and changes in working capital.

Net cash provided by operating activities was $12.4 million for 2015 compared to $5.4 million for 2014 and $6.0 million in 2013. The significant increase in net cash provided by operating activities during 2015, was primarily attributed to cash generated by the operations of the Pyxis Epsilon, which was delivered in January 2015 and higher charter rates achieved by the Pyxis Delta and the Pyxis Malou.

Net cash used in investing activities: Net cash used in investing activities was $18.8 million in 2015, compared to $7.2 million in 2014 and $29.4 million in 2013. Net cash used in investing activities reflected the,advances for the construction of the new build vessel, the Pyxis Epsilon, in 2014 and the final delivery instalment to the shipyard for the vessel in 2015, and construction and final delivery instalment to the shipyard for the new build vessel, the Pyxis Theta in 2013.

Net cash provided by financing activities: Net cash provided by financing activities was $9.9 million in 2015 compared to $0.2 million in 2014 and $24.9 million in 2013. Net cash provided by financing activities reflects additional debt and equity investments for the new build vessels, the Pyxis Theta and the Pyxis Epsilon, which were under construction and were delivered to us in 2013 and 2015, respectively, offset by scheduled principal amortization payments under our bank loans.

Indebtedness

Our vessel owning subsidiaries, as borrowers, entered into loan agreements to purchase each of the vessels in our fleet. As of December 31, 2015, our vessel owning subsidiaries had outstanding loans under the following loan agreements:

•

Secondone (which owns the Northsea Alpha) and Thirdone (which owns the Northsea Beta) entered as joint and several borrowers into a loan agreement on September 26, 2007, which was amended on May 28, 2010, and supplemented in December 2010, with Commerzbank AG related to a term loan facility of up to $24.6 million, of which they borrowed $15.6 million. The term loan facility bears interest at LIBOR plus a margin of 1.5% per year, and matures in May 2020. This loan is repayable in semi-annual installments and a balloon payment. The security for this loan is a first preferred mortgage over the Northsea Alpha for Secondone, and the Northsea Beta for Thirdone. In accordance with the terms of the bank’s consent to the transactions contemplated by the LookSmart Agreement, Pyxis Tankers Inc. guaranteed this loan pursuant to a new guarantee agreement dated October 23, 2015 and increased the loan margin to 1.75% per year effective as of the date we became a publicly listed entity. In addition, we undertake to maintain on each of December 31, 2015 and March 31, 2016 minimum cash deposits at the higher of $4,500 or $750 per vessel in our fleet. On each of June 30, September 30, December 31 and March 31 of each year thereafter, we undertake to maintain minimum cash deposits at the higher of $5,000 or $750 per vessel in our fleet, of which $2,500 shall be freely available and unencumbered cash under deposit by us (the “Minimum Cash Requirement”). At any time that the number of vessels in our fleet exceeds ten, the Minimum Cash Requirement will be reduced to an amount of $500, for each vessel in the fleet that exceeds ten.

•

FOURTHONE CORP. (“Fourthone”) (which owns the Pyxis Malou), entered into a loan agreement on December 12, 2008, with Commerzbank AG for a term loan facility up to $41.6 million, which was drawndown in February 2009. The loan bears interest at LIBOR plus a margin of 1.2% per year, and matures in February 2026. This loan is repayable in semi-annual installments until maturity. At December 31, 2014, the Fourthone loan was not in compliance with its minimum security covenant of 125% of its then outstanding loan balance. On March 23, 2015, Fourthone received a letter from Commerzbank according to which the bank consented to the acquisition of 100% ownership interest in Secondone, Thirdone and Fourthone by us. In return for the bank granting consent to the transactions contemplated by the LookSmart Agreement and in order to remedy the breach of the minimum security covenant under this loan, Pyxis Tankers Inc. guaranteed this loan pursuant to a new guarantee agreement dated October 23, 2015 and added the Northsea Alpha and the Northsea Beta as additional collateral for this loan by, among other things, having Secondone, Thirdone and Fourthone enter into cross-guarantees on their respective loans. In addition, we increased the margin on the loan to 1.75% per year and reduced its maturity to May 2020 effective as of the date that we became a publicly listed entity.

•

Sixthone (which owns the Pyxis Delta), and Seventhone (which owns the Pyxis Theta), jointly and severally entered into a loan agreement with HSH Nordbank AG, dated October 12, 2012, amended and supplemented on February 13, 2013 for a term loan facility of up to $37.3 million. The total drawn down under the loan agreement was $34.8 million in two tranches. The tranche relating to Sixthone matures in May 2017 and the tranche relating to Seventhone matures in September 2018. Under this loan, both the Pyxis Theta and the Pyxis Delta have been mortgaged. Pyxis Tankers Inc. entered into a new guarantee agreement for this loan on October 26, 2015.

•

EIGHTHONE CORP. (“Eighthone”) (which owns the Pyxis Epsilon, a vessel delivered from the shipyard on January 14, 2015), entered into a loan agreement with DVB Bank SE on January 12, 2015, for a term loan facility of up to $21.0 million and, on the same date, drew down that amount. The loan bears interest at LIBOR plus a margin of 2.9% per annum, and matures in January 2022. The loan is repayable in quarterly installments and a balloon payment. We entered into a new guarantee agreement for this loan and pledged the shares we acquired of Eighthone to the bank on October 26, 2015.

Each of the loan agreements referenced above is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings. In addition, certain of our loan agreements and guarantees require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that:

•	we or the applicable vessel owning subsidiary that is the borrower under the loan must maintain pledged deposits equal to a specified dollar amount;
•

certain of our vessel owning subsidiaries maintain a retention account with monthly deposits equal to one-sixth of the next principal installment together with the appropriate percentage of interest next due;

•

the fair market value of the mortgaged vessel plus any additional collateral must be no less than a certain percentage (ranging from 125% to 133%) of outstanding borrowings under the applicable loan agreement, less any money in respect of the principal standing to the credit of the retention account and any free or pledged cash deposits held with the lender in our or its subsidiary’s name; and

•	we maintain, depending on the loan agreement, a total liabilities to total asset ratio (as adjusted for market values) of no greater than 75%.

The events of default under our loan documents generally include provisions relating to events of default, such as:

•	the non-payment on the due date of any amount under the loan agreements or any related document;
•	the breach of any covenant or undertaking or failure to provide additional security as required;
•	any untrue or incorrect representation or warranty; and
•	any cross-default.

Major Capital Expenditures

In September 2013, we took delivery of the new build Pyxis Theta for a total cost of $38.2 million. In April 2014, as part of the fifth year special survey dry docking of the Pyxis Malou, we completed a $0.2 million upgrade program to enhance the vessel’s fuel efficiency and reduce environmental emissions. In January 2015, we took delivery of the new build Pyxis Epsilon for a total cost of $ 32.5 million. In May and June 2015, the fifth year special survey drydockings for the Northsea Alpha and the Northsea Beta were completed for a cost of $0.4 million for each vessel.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements required us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report.

Vessel Impairment

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. We record impairment losses only when events occur that cause us to believe that future cash flows for any individual vessel (which is considered a cash generating unit) will be less than its carrying value. The carrying amounts of vessels held and used by us are reviewed accordingly for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In these instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and our eventual disposition is less than the vessel’s carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. As of December 31, 2015, the estimated market value of our fleet was $140.8 million, which included the Pyxis Epsilon, and exceeded the carrying value of $131.3 million (including deferred special survey costs). As of December 31, 2015, the market value of each vessel exceeded its net book value, except the Northsea Alpha and the Northsea Beta, for which the market values were $0.3 million and $0.2 million lower than their net book values as of December 31, 2015, respectively. In this respect, we performed an impairment analysis to estimate the future undiscounted cash flows for each of these small tankers. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of December 31, 2015 and accordingly, no adjustment to the vessels’ carrying values was required. As of December 31, 2014, the market value of each vessel exceeded its net book value, except the Pyxis Malou, for which the market value was $16.9 million lower than its net book value. In this respect, we performed an impairment analysis to estimate the future undiscounted cash flows for this vessel. The analysis resulted in lower undiscounted cash flows than such vessel’s carrying value as of December 31, 2014 and accordingly, an impairment loss of $16.9 million was recorded for the year ended December 31, 2014.

We determine future undiscounted net operating cash flows for each vessel and compare it to the vessel’s carrying value. The future undiscounted net operating cash flows are determined by considering the:

•	estimated vessel utilization of 98.6%;
•	estimated vessel scrap value at $300 per lightweight ton;
•

charter revenues from existing time charters for the fixed fleet days, and an estimated daily time charter equivalent using seven years historical time charter rates average for similar vessels for the unfixed days over the remaining estimated useful life of the vessel, net of our historical data on vessel operating expenses and adjusted for 2.5% annual inflation; and

•	estimated cost of scheduled intermediate and special survey drydockings.

When the estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, we compare the carrying value to the vessel’s fair value. If the fair market value is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value, by recording a charge to operations.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, these assumptions are highly subjective. For example, we determined future undiscounted net operating cash flows, in part, based on the average gross one year time charter equivalent rate for 2009-2015 (years before 2009 were high yield periods and thus excluded) of $13,335/day for a small product tanker of similar class to the Northsea Alpha or Northsea Beta. This seven year period represents a reasonable amount of time in which a substantial portion of the worldwide small tankers newbuild order book was delivered and the global economic conditions gradually improved. Although the current rates for our smaller tankers average $8,500/day, we believe that the seven year average rate for a one year time charter is also reasonable for these smaller vessels as it represents a sufficient amount of time for market conditions to improve for the Northsea Alpha and Northsea Beta since they are approximately five year old vessels with 20 years of remaining economic life. Historically, actual freight rates, which have experienced wide spreads between peaks and troughs, industry costs and scrap prices have been volatile, and long-term estimates may differ considerably. There can be no assurance as to how long charter rates and vessel values will remain at their present levels or whether they will change by any significant degree.

Vessel Lives and Depreciation

We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of its initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value at the date of the vessel’s acquisition, which is estimated at $300 per lightweight ton, which our management believes is common in the shipping industry. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the demand and supply dynamics characterizing the product tanker market at any given time. The product tanker industry has been highly cyclical in recent years, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for products and tanker capacity. For other trends affecting our business please see other discussions in “Item 4. Information on the Company” and "Item 5. Operating and Financial Review and Prospects".

E.	Off-Balance Sheet Arrangements.

We do not have any off-balance sheet arrangements as of the date of this Annual Report.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2015.

As of December 31, 2015	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Thousands of U.S. dollars)
Loan Principal (1)	$81,094	$7,263	$34,285	$26,246	$13,300

Loan Interest (2)	$8,711	$2,590	$3,830	$1,827	$464

Promissory note (3)	$2,500	$—	$2,500	$—	$—

Interest on promissory note (3)	$72	$69	$3	$—	$—

Total	$92,377	$9,922	$40,618	$28,073	$13,764

(1)

Secondone and Thirdone together, Sixthone and Seventhone together, and Fourthone and Eighthone each independently, entered into loan agreements with banks, for which the vessels they own are mortgaged as collateral. Please read “–Liquidity and Capital Resources–Indebtedness” above for more information.

(2)

Assuming scheduled loan principal amortization as described above based on an average LIBOR rate of 0.712% plus a weighted average margin per annum over LIBOR for the four periods ending December 31, of approximately 2.52%, 2.60%, 2.87% and 2.90%, respectively, and of 2.50% for the entire duration of the existing loan agreements.

(3)

On October 28, 2015, we and Maritime Investors Corp. entered into a new promissory note of $2,500, payable on January 15, 2017, which replaced the prior promissory note of $625. The new promissory note bears an interest rate of 2.75% p.a. payable quarterly in arrears in cash or additional shares of our common stock, at a price per share based on a five day volume weighted average price.

G.	Safe Harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see the section entitled "Forward-Looking Statements" in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

Directors and Executive Officers

Our directors are divided into three classes and serve the following terms:

Class:	Term:
Class I

Class I directors serve for a term of three years, and are elected by the stockholders at the beginning of each term.  The next full 3-year term for Class I directors extends to our annual meeting of stockholders in 2018

Class II	Class II directors serve for a term of one year, and are elected by the stockholders at the beginning of each term. The next term for Class II directors extends to our 2016 annual stockholders meeting
Class III

Class III directors serve for a term of two years, and are elected by the stockholders at the beginning of each term.  The next term for Class III directors extends to our 2017 annual stockholders meeting

The following table sets forth information regarding our executive officers and directors as of the date of this Annual Report. The business address of each of the below-listed directors and officers is c/o Pyxis Tankers Inc., K. Karamanli 59, Maroussi 15125, Athens, Greece.

Name	Age	Position
Valentios (“Eddie”) Valentis	49	Chairman, Chief Executive Officer and Class I Director
Henry P. Williams	60	Chief Financial Officer and Treasurer
Antonios C. Backos	46	Senior Vice President for Corporate Development, General Counsel and Secretary
Konstantinos Lytras	50	Chief Operating Officer
Robin P. Das	43	Class III Director
Robert B. Ladd	58	Class II Director
Basil G. Mavroleon	68	Class III Director
Aristides J. Pittas	56	Class II Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Valentios (“Eddie”) Valentis, a Class I director, has over 25 years of shipping industry experience, including owning, operating and managing tankers. He has served as Chief Executive Officer and Chairman of our board of directors since our inception. In 2007, Mr. Valentis founded and is the president of Maritime. In 2001, Mr. Valentis was appointed Managing Director of KONKAR SHIPPING AGENCIES S.A., a drybulk operator based in Greece, which is a position he continues to hold. From 1998 to 2001, Mr. Valentis was the Commercial Manager for Loucas G. Matsas Salvage & Towage. From 1996 through 1998, Mr. Valentis worked as a dry cargo chartering broker for N. Cotzias Shipping. From 1989 to 1995, Mr. Valentis was involved in the operation of his family’s drybulk vessels. Since 2013, Mr. Valentis has also served as a member of the Greek Committee of NKK Classification Society. Mr. Valentis has an MBA from Southern New Hampshire University and a B.Sc. from Landsdowne College, London. Mr. Valentis also holds a Captain’s diploma from the Aspropyrgos Naval Academy in Greece.

Henry P. Williams was appointed as our Chief Financial Officer and Treasurer on August 5, 2015. Mr. Williams has approximately 35 years of commercial, investment and merchant banking experience. From February 2015, he served as a financial consultant to and is employed by Maritime and its affiliates. From March 2014 to January 2015, Mr. Williams was Managing Director, Head of Maritime, Energy Services & Infrastructure (U.S.) investment banking for Canaccord Genuity Inc. From August 2012 to February 2014, Mr. Williams was a Senior Advisor to North Sea Securities LLC, a boutique advisory firm in New York. From November 2010 to June 2012, Mr. Williams was Managing Director, Global Sector Head, Shipping of Nordea Markets in Oslo, Norway and Head of its U.S. Investment Banking division in New York. From 1992 until 2010, Mr. Williams was employed by Oppenheimer & Co. Inc., lastly as Managing Director, Head of Energy & Transportation of its investment banking division. Mr. Williams has an MBA in Finance from New York University Leonard N. Stern School of Business and a BA in Economics and Business Administration from Rollins College.

Antonios C. Backos, has served as our Senior Vice President for Corporate Development, General Counsel and Secretary since our inception. Since October 2012, Mr. Backos has also been the Executive Director of AB Management LLC, a private consulting firm providing transactional advisory services to international ultra-high net worth families and their affiliates primarily in the shipping, energy and natural resources sectors. He has served as a consultant to our affiliates since June 2013 and commencing April 2016, Mr. Backos will be employed by Maritime and its affiliates. Mr. Backos was a partner focusing on capital markets, private equity, mergers & acquisitions and other corporate cross-border transactions at the international law firms of Watson, Farley &

Williams LLP from 2008 to 2012, Orrick Herrington & Sutcliffe LLP from 2006 to 2008 and Healy & Baillie LLP from 2005 to 2006. Mr. Backos commenced his corporate legal career in 1997 and worked until 2005 at the New York and London offices of international law firm Weil, Gotshal & Manges LLP. Mr. Backos has a B.S. (Wharton School of Business) and a B.A. from the University of Pennsylvania and graduate degrees from the London School of Economics (M.Sc.) and the University of Michigan Law School (J.D.). Mr. Backos is a member of the New York Bar, the Connecticut Maritime Association and the Maritime Law Association of the United States.

Konstantinos Lytras, has served as our Chief Operating Officer since our inception. Mr. Lytras has also served as Maritime’s financial director since September 2008. Prior to joining Maritime, from 2007 through 2008, Mr. Lytras served as Managing Director and Co-Founder of Navbulk Shipping S.A., a start-up shipping company focused on dry bulk vessels. From 2002 through 2007, Mr. Lytras worked as Financial Director of Neptune Lines Shipping and Managing Enterprises S.A. Mr. Lytras served as Financial Controller of Dioryx Maritime Corp. and Liquimar Tankers Management Inc. from 1996 through 2002. Mr Lytras worked as a Financial Assistant from 1992 to 1994 at Inchcape Shipping Services. Mr. Lytras earned a B.A. in Business Administration from Technological Institute of Piraeus and a B.S. in Economics from the University of Athens.

Robin P. Das, serves as a Class III director. Mr. Das has worked in shipping finance and investment banking since 1995. He is the founder and has been a director of Auld Partners Ltd, a boutique shipping and finance focused advisory firm since 2013. From 2011 to 2012, Mr. Das was Managing Director (partner) of Navigos Capital Management, an asset management firm established to focus on the shipping sector. From 2005 until October 2011, Mr. Das was Global Head of Shipping at HSH Nordbank, then the largest lender globally to the shipping industry. Before joining HSH in 2005, he was Head of Shipping at WestLB and prior to that time, Mr. Das was joint Head of European Shipping at J.P. Morgan. Mr. Das holds a BSc (Honours) degree from the University of Strathclyde.

Robert B. Ladd, serves as a Class II director. Mr. Ladd was appointed President and CEO of MGT Capital Investments, Inc. (NYSE: MGT) in January 2012. From 2006 to 2012, Mr. Ladd served on the board of directors of Delcath Systems, Inc. (NASDAQ: DCTH) and from 2007 to 2009, he served on the board of directors of InFocus Systems, Inc. (NASDAQ: INFS). Mr. Ladd is also the managing member of Laddcap Value Advisors, LLC, which serves as the investment manager for various private partnerships, including Laddcap Value Partners LP. From 2002 to 2003, Mr. Ladd was a Managing Director at Neuberger Berman, a large international money management firm catering to individuals and institutions. From 1992 through November 2002, Mr. Ladd was a portfolio manager for various high net worth clients of Neuberger Berman. Prior to this experience, Mr. Ladd was a securities analyst at Neuberger from 1988 through 1992. Mr. Ladd has earned his designation as a Chartered Financial Analyst in 1986. Mr. Ladd holds a B.S. from the University of Pennsylvania and an MBA from Northwestern University.

Basil G. Mavroleon, serves as a Class III director. Mr. Mavroleon has been in the shipping industry for over 40 years. In 1970, Mr. Mavroleon joined Charles R. Weber Company, Inc., one of the oldest and largest tanker brokerages and marine consultants in the United States. Mr. Mavroleon was Managing Director of Charles R. Weber Company, Inc. for 25 years and Manager of the Projects Group for 5 years. Mr. Mavroleon now serves as Managing Director of WeberSeas (Hellas) S.A., a comprehensive sale and purchase, newbuilding, marine projects and ship finance brokerage in Athens, Greece. Mr. Mavroleon served as a Director of Baltic Trading Limited (NYSE: BALT) and is a Director of Genco Shipping and Trading Limited (NYSE: GNK), on which he also served from 1997 until 2014. Since its inception in 2003 through its liquidation in 2005, Mr. Mavroleon served as Chairman of Azimuth Fund Management (Jersey) Limited, a hedge fund that dealt with tanker freight forward agreements and derivatives. Mr. Mavroleon is a member of the Baltic Exchange, is on the board of the Associate Membership Committee of INTERTANKO, a member of the Association of Ship Brokers and Agents, a member of the Hellenic Shipbrokers Association, is on the Advisory Board of NAMMA(North American Maritime Ministry Association), is Director Emeritus of NAMEPA (North American Marine Environmental Protection Association), and is the Chairman of World Scale Association (NYC) INC. Mr. Mavroleon is a member of the Hellenic Chamber of Commerce, the Connecticut Maritime Association (CMA), NYMAR (New York Maritime Inc.), an Honorary Director of the Maritime Foundation Knowledge Center and an Associate Member of the Greek Shipping Hall of Fame Academy and a Trustee of The Maritime Aquarium at Norwalk. He was educated at Windham College, Putney Vermont.

Aristides J. Pittas, serves as a Class II Director. Mr. Pittas has more than 30 years of shipping industry experience. Since May 2005, he has been a member of the board of directors and the chairman and chief executive officer of Euroseas Ltd. (NASDAQ: ESEA), an independent shipping company that operates in the drybulk and container shipping industry. Since 1997, Mr. Pittas has also been the President of Eurochart, Euroseas’ affiliate, which is a shipbroking company specializing in chartering, selling and purchasing ships. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, Euroseas’ affiliated ship management company. Eurobulk is a ship management company that provides ocean transportation services. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle Upon Tyne and a M.Sc. in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	Compensation of Directors, Executive Officers and Key Employees

We have no direct employees. The services of our executive officers, internal auditors and secretary are provided by Maritime. We have entered into a Head Management Agreement with Maritime, pursuant to which we pay approximately $1.6 million per year for the services of these individuals, and for other administrative services associated with our being a public company and other services to our subsidiaries. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”.

Our non-executive directors receive in aggregate an annual compensation in the amount of $40,000 per year, plus reimbursements for actual expenses incurred while acting in his capacity as a director. We may in the future also grant directors awards under our Pyxis Tankers Inc. 2015 Equity Incentive Plan as compensation.  We do not have a retirement plan for our officers or directors. There are no service contracts with our non-executive directors that provide for benefits upon termination of their services as director. Individuals serving as chairs of committees will be entitled to receive additional compensation from us as the board of directors may determine.

Equity Incentive Plan

We have adopted the Pyxis Tankers Inc. 2015 Equity Incentive Plan (the “Plan”), an equity incentive plan which entitles our and our subsidiaries’ and affiliates’ employees, officers and directors, as well as consultants and service providers to us (including persons who are employed by or provide services to any entity that is itself a consultant or service provider) and our subsidiaries (including employees of Maritime, our affiliated ship manager), to receive stock options, stock appreciation rights, restricted stock grants, restricted stock units, unrestricted stock grants, other equity-based or equity-related awards, and dividend equivalents. We summarize below the material terms of the Plan.

The nominating and corporate governance committee of our board of directors serves as the administrator under the Plan. Subject to adjustment for changes in capitalization as provided in the Plan, the maximum aggregate number of shares of common stock that may be delivered pursuant to awards granted under the Plan during the ten-year term of the Plan will be 15% of the then-issued and outstanding number of shares of our common stock. If an award granted under the Plan is forfeited, or otherwise expires, terminates or is cancelled or settled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to other awards under the Plan. Any shares that are held back to satisfy the exercise price or tax withholding obligation pursuant to any stock options or stock appreciation rights granted under the Plan will again be available for delivery pursuant to other awards under the Plan. No award may be granted under the Plan after the tenth anniversary of the date the Plan is adopted by our board of directors.

In the event that we are subject to a “change of control” (as defined in the Plan), the Plan administrator may, in accordance with the terms of the Plan, make such adjustments and other substitutions to the Plan and outstanding awards under the Plan as it deems equitable or desirable.

Except as otherwise determined by the Plan administrator in an award agreement, the exercise price for options shall be equal to the fair market value of a share of our common stock on the date of grant, but in no event can the exercise price be less than 100% of the fair market value on the date of grant. The maximum term of each stock option agreement may not exceed ten years from the date of the grant.

Stock appreciation rights (“SARs”), will provide for a payment of the difference between the fair market value of a share of our common stock on the date of exercise of the SAR and the exercise price of a SAR, which will not be less than 100% of the fair market value on the date of grant, multiplied by the number of shares for which the SAR is exercised. The SAR agreement will also specify the maximum term of the SAR, which will not exceed ten years from the date of grant. Payment upon exercise of the SAR may be made in the form of cash, shares of our common stock or any combination of both, as determined by the Plan administrator.

Restricted and/or unrestricted stock grants may be issued with or without cash consideration under the Plan and may be subject to such restrictions, vesting and/or forfeiture provisions as the Plan administrator may provide. The holder of a restricted stock grant awarded under the Plan may have the same voting, dividend and other rights as our other stockholders.

Settlement of vested restricted stock units may be in the form of cash, shares of our common stock or any combination of both, as determined by the Plan administrator. The holders of restricted stock units will have no voting rights.

Subject to the provisions of the Plan, awards granted under the Plan may include dividend equivalents. The Plan administrator may determine the amounts, terms and conditions of any such awards provided that they comply with applicable laws.  We have not set aside any amounts to provide pension, retirement or similar benefits to persons eligible to receive awards under the Plan or otherwise.

C.	Board Practices

Our board of directors consists of five directors, four of whom, Robin P. Das, Robert B. Ladd, Basil G. Mavroleon and Aristides J. Pittas, have been determined by our board of directors to be independent under the rules of Nasdaq and the rules and regulations of the SEC. Our audit committee consists of three independent, non-executive directors: Robin Das, Basil Mavroleon and Aristides Pittas. We believe that Robin Das qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee, among other things, reviews our external financial reporting, engages our external auditors, and oversees our financial reporting procedures and the adequacy of our internal accounting controls. The nominating and corporate governance committee consists of Basil G. Mavroleon, Aristides J. Pittas and Valentios (“Eddie”) Valentis. The nominating and corporate governance committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices.

D.	Employees

We have no direct employees. The services of our executive officers, internal auditors and secretary are provided by Maritime. We have entered into a Head Management Agreement with Maritime, pursuant to which we pay approximately $1.6 million per year for the services of these individuals, and for other administrative services associated with our being a public company and other services to our subsidiaries. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

Indemnification of Officers and Directors

We have entered into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for indemnification for related expenses, including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding except as contained in specified exceptions. We believe that the provisions in our bylaws and indemnification agreements described above are necessary to attract and retain talented and experienced officers and directors.

E.	Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors as a group, see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table sets forth information regarding the beneficial owners of more than five percent of shares of our common stock, and the beneficial ownership of each of our directors and executive officers and of all of our directors and executive officers as a group as of March 18, 2016. All of our stockholders, including the stockholders listed in this table, are entitled to one vote for each share held.

Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this Annual Report, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned
Identity of person or group(1)	Number	Percentage
Maritime Investors Corp.(2)	17,002,445	93.2%
Valentios (“Eddie”) Valentis (2)	17,007,445	93.2%
Henry P. Williams (3)	16,074	*
Antonios C. Backos (3)	11,074	*
Konstantinos Lytras (3)	13,974	*
Robin P. Das	—	—
Robert B. Ladd	—	—
Basil G. Mavroleon	—	—
Aristides J. Pittas	—	—
All directors and executive officers as a group (8 person)	17,048,567	93.3%

(1)

Except as otherwise provided herein, each person named herein as a beneficial owner of securities has sole voting and investment power as to such securities and such person’s address is c/o 59 K. Karamanli Street, Maroussi, 15125, Greece.

(2)

Valentios (“Eddie”) Valentis is a 100% stockholder of Maritime Investors and shares voting and investment power with Maritime Investors of the 17,002,445 shares of our common stock held by it.  Mr. Valentis owns the balance of his holdings in our shares of common stock through his affiliated company, Thousand Islands Lake Corp.

(3)	Each of Messrs. Backos, Lytras and Williams received 11,074 restricted shares of our common stock as an award under our 2015 Equity Incentive Plan.
*	Less than 1% of our outstanding shares of common stock.
B.	Related Party Transactions

Amended and Restated Head Management Agreement with Maritime.

The operations of our vessels are managed by Maritime, an affiliated ship management company, under our Head Management Agreement dated August 5, 2015 and separate management agreements with each of our ship owning subsidiaries. Under the Head Management Agreement, Maritime will either be directly responsible for or oversee all aspects of ship management for us and our fleet. Under that agreement, Maritime will also provide administrative services to us, which will include, among other things, the provision of the services of our Chief Executive Officer, Chief Financial Officer, Senior Vice President of Corporate Development, General Counsel and Secretary, Chief Operating Officer, one or more internal auditor(s) and a secretary, as well as use of office space in Maritime’s premises. As part of the ship management services, Maritime will provide us and our vessels with the following services: commercial, sale and purchase, provisions, insurance, bunkering, operations and maintenance, dry-docking and newbuilding construction supervision. Maritime will also supervise the crewing and technical management performed by ITM for all our vessels and the chartering of the Northsea Alpha and the Northsea Beta, which is performed by NST.

Maritime also currently manages two vessels, the Miss Lucy and the Pyxis Loucas, not owned by us, and oversees the construction of one MR tanker under a shipbuilding contract entered into by a party affiliated with Mr. Valentis, our founder and Chief Executive Officer.

The term of the Head Management Agreement with Maritime commenced on March 23, 2015 and will continue until March 23, 2020. The Head Management Agreement cannot be terminated by Maritime without cause or under other limited circumstances, such as sale of us or Maritime or the bankruptcy of either party. The Head Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the preceding termination date. Pursuant to the Head Management Agreement, each of our new subsidiaries that acquires a vessel in the future will enter into a separate management agreement with Maritime with a rate set forth in the Head Management Agreement. Under the Head Management Agreement, we will pay Maritime a cost of $1.6 million annually for the services of our executive officers and other administrative services, including use of office space in Maritime’s premises. In return for Maritime’s ship management services, we will pay to Maritime for each vessel while in operation, a fee per day of $325, and for each vessel under construction, a fee of $450 plus an additional daily fee, which is dependent on the seniority of the personnel, to cover the cost of the engineers employed to conduct the supervision. The fees payable to Maritime for the administrative and ship management services will be adjusted effective as of every January 1st for inflation in Greece or such other country where it is headquartered. Based on the deflationary environment in Greece, the fees for these services in 2016 will be reduced by approximately 1.7%.  In addition, Maritime will receive 1.0% of the purchase price of any sale and purchase transaction from the seller of the vessel, and 1.25% of all chartering, hiring and freight revenue procured by or through it. In the event the agreement is terminated without cause and a change of control (as defined therein) occurred within 12 months after such termination or the agreement is terminated due to a change of control, we will pay Maritime an amount equal to 2.5 times the administrative fee. During 2015, 2014 and 2013, Maritime received fees from us for the ship management services of $1.0 million, $0.9 million and $0.6 million, respectively.

We pay as well additional commissions to major charterers and their brokers that usually range from 1.00% to 5.00%. During 2015, 2014 and 2013, Maritime received chartering and vessel sale commissions of $0.3 million, $0.2 million and $0.5 million, respectively.

Promissory Note issued to Maritime Investors

On October 28, 2015, we issued a promissory note in the amount of $2.5 million in favor of Maritime Investors in connection with its election to receive a portion of the merger true-up shares in the form of a promissory note. The note also includes amounts due to Maritime Investors for the payment of $0.6 million by Maritime Investors to LookSmart, representing the cash consideration of the merger, and amounts that allowed us to pay miscellaneous transactional costs.  The promissory note has a maturity of January 15, 2017 and an interest rate of 2.75% per annum.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

We may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business. At this time, we are not aware of any proceedings against us or the vessels in our fleet or contemplated to be brought against us or the vessels in our fleet which could have significant effects on our financial position or profitability. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our board of directors believes are reasonable and prudent. We expect that most claims arising in the normal course of business would be covered by insurance, subject to customary deductibles. Any such claims, however, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

We do not intend to pay dividends in the near future and will make dividend payments to our stockholders in the future only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal, fiduciary and contractual requirements, including our current and future loan agreements. The payment of any dividends is not guaranteed or assured, and if paid at all in the future, may be discontinued at any time at the discretion of the board of directors.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details

Our shares of common stock were approved for listing on the Nasdaq Capital Market on October 28, 2015 under the symbol “PXS” and the first reported trade on the Nasdaq Capital Market for our shares was in November 2015. The high and low closing prices of shares of our common stock on the Nasdaq Capital Market are presented for the periods listed below.

FOR THE YEAR ENDED	HIGH	LOW
December 31, 2015	$4.05	$1.26
December 31, 2016 (through and including March 18, 2016)	$1.90	$0.65

FOR THE QUARTER ENDED	HIGH	LOW
December 31, 2015	$4.05	$1.26
March 31, 2016 (through and including March 18, 2016)	$1.90	$0.65

FOR THE MONTHS	HIGH	LOW
November 2015	$4.05	$2.05
December 2015	$2.88	$1.26
January 2016	$1.32	$0.65
February 2016	$1.16	$0.70
March 2016 (through and including March 18, 2016)	$1.90	$1.16

On February 23, 2016, we received a deficiency notice from The Nasdaq Stock Market, Inc. stating that, for a period of 30 consecutive trading days, our shares of common stock closed below the minimum price of $1.00 per share as required for continued listing on the Nasdaq Capital Market. In accordance with the notice, we had until August 22, 2016, or 180 calendar days from the date of the notice, to regain compliance with Nasdaq’s continued listing minimum closing bid price requirements (Marketplace Rule 5550(a)(2)). We received a written notification from the exchange on March 11, 2016 stating that the closing bid price of our shares had been $1.00 per share or higher for ten consecutive trading days, from February 26 to March 10, 2016, and, accordingly, we were again in compliance with the exchange’s minimum closing bid price rule.

B.	Plan of Distribution

Not applicable.

C.	Markets

Shares of our common stock are trading on the Nasdaq Capital Market under the symbol “PXS”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our Articles of Incorporation have been filed as Exhibit 3.1 to our Registration Statement on Form F-4 (File No. 333-203598) filed with the SEC on April 23, 2015.  Our Bylaws have been filed as Exhibit 3.2 to our Registration Statement on Form F-4 (File No. 333-203598) filed with the SEC on April 23, 2015. The information contained in these exhibits is incorporated by reference herein.

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in the section entitled  “Description of Pyxis Securities” in our Registration Statement on Form F-4 (File No. 333-203598), filed with the SEC on October 5, 2015.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of The Marshall Islands or by our Articles of Incorporation or Bylaws.

C.	Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions of such contracts are included in Item 4. Information on the Company, Item 5. Operating and Financial Review and Prospects, Item 7. Major Shareholders and Related Party Transactions, and in Notes 3 (Transactions with Related Parties) and 8 (Long-term Debt) to our consolidated financial statements included in this Annual Report. Other than these contracts, we have not entered into any other material contracts in the two years immediately preceding the date of this Annual Report, other than contracts entered into in the ordinary course of business.

D.	Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.	Taxation

Certain U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of an investment in our common stock. The discussion set forth below is based upon the Code, Treasury regulations and judicial and administrative rulings and decisions all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect. In addition, the application and interpretation of certain aspects of the PFIC rules, referred to below, require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the U.S. Internal Revenue Service (“IRS”) or the courts and prospective investors should note that no rulings have been or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions.

Further, the following summary does not deal with all U.S. federal income tax consequences applicable to any given investor, nor does it address the U.S. federal income tax considerations applicable to categories of investors subject to special taxing rules, such as brokers, expatriates, banks, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, controlled foreign corporations, individual retirement or other tax-deferred accounts, dealers or traders in securities or currencies, traders in securities that elects to use a mark-to-market method of accounting for their securities holdings, partners and partnerships, S corporations, estates and trusts, investors that hold their common stock as part of a hedge, straddle or an integrated or conversion transaction, investors whose “functional currency” is not the U.S. dollar or investors that own, directly or indirectly 10% or more of our stock by vote or value. Furthermore, the discussion does not address alternative minimum tax consequences or estate or gift tax consequences, nor any state tax consequences, and is generally limited to investors that will hold their common stock as “capital assets” within the meaning of Section 1221 of the Code. Each prospective investor is strongly urged to consult, and depend on, his or her own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to him or her of the acquisition, ownership or disposition of our common stock.

THIS DISCUSSION SHOULD NOT BE VIEWED AS TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, THE EFFECT OF ANY CHANGES IN APPLICABLE TAX LAW, AND YOUR ENTITLEMENT TO BENEFITS UNDER AN APPLICABLE INCOME TAX TREATY.

U.S. Federal Income Taxation of the Company

Operating Income

Unless exempt from U.S. federal income taxation under Section 883 of the Code or under an applicable U.S. income tax treaty, a foreign corporation that earns only shipping income is generally subject to U.S. federal income taxation under one of two alternative tax regimes: (i) the 4% gross basis tax, or (ii) the net basis tax and branch profits tax. For this purpose, shipping income includes income from (i) the use of a vessel, (ii) hiring or leasing of a vessel for use on a time, operating or bareboat charter basis or (iii) the performance of services directly related to the use of a vessel (and thus includes spot, time and bareboat charter income). We anticipate that we will earn substantially all our shipping income from the chartering or employment of vessels for use on a spot or time charter basis; we may also, in the future, place one or more of our vessels in pooling arrangements or on bareboat charters.

The U.S.-source portion of shipping income is 50% of the income attributable to voyages that begin or end in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the shipping income attributable to such voyages is subject to the 4% gross basis tax. Although the entire amount of shipping income from voyages that both begin and end in the United States would be U.S. source, we are not permitted by United States law to engage in voyages that both begin and end in the United States.

As we and our subsidiaries are organized under the laws of the Republic of the Marshall Islands, a country with which the United States does not have an income tax treaty, we do not qualify for a treaty-based exemption.

The 4% Gross Basis Tax

The United States imposes a 4% U.S. federal income tax on a foreign corporation’s gross U.S.- source shipping income to the extent such income is not treated as effectively connected with the conduct of a U.S. trade or business. As a result of the 50% sourcing rule discussed above, the effective tax is 2% of the gross income attributable to voyages beginning or ending in the United States.

The Net Basis Tax and Branch Profits Tax

We do not expect to engage in any activities in the United States or otherwise have a fixed place of business in the United States. Nonetheless, if this situation were to change or if we were to be treated as engaged in a U.S. trade or business, all or a portion of our taxable income, including gain from the sale of vessels, could be treated as effectively connected with the conduct of this U.S. trade or business (or “effectively connected income”). Any effectively connected income, net of allowable deductions, would be subject to U.S. federal corporate income tax (with the highest statutory rate currently being 35%). In addition, we also may be subject to a 30% “branch profits” tax on earnings effectively connected with the conduct of the U.S. trade or business (as determined after allowance for certain adjustments), and on certain interest paid or deemed paid that is attributable to the conduct of our U.S. trade or business. The 4% gross basis tax described above is inapplicable to income that is treated as effectively connected income. Our U.S.-source shipping income would be considered to be effectively connected income only if we have or are treated as having a fixed place of business in the United States involved in the earning of U.S.-source shipping income and substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation (such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States). Based on our intended mode of shipping operations and other activities, we do not expect to have any effectively connected income.  In the absence of exemption from tax under Section 883 of the Code, our gross U.S. source shipping income would be subject to the 4% U.S. federal income tax imposed, described above.

The Section 883 Exemption

The 4% gross basis tax, the net basis tax and branch profits taxes described above are inapplicable to shipping income that qualifies for exemption under Section 883 of the Code (the “Section 883 Exemption”). A foreign corporation will qualify for the Section 883 Exemption if:

•

it is organized in a “qualified foreign country,” which is a country outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an “equivalent exemption”); and

•

it satisfies one of the following two ownership tests (discussed in more detail below): (A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders” (the “50% Ownership Test”); or (B) its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States (the “Publicly-Traded Test.”).

We and all of our subsidiaries that earn shipping income are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury recognizes the Republic of the Marshall Islands as a country that grants an equivalent exemption and thus a qualified foreign country.  Therefore, if we and our subsidiaries satisfy the 50% Ownership Test or Publicly-Traded Test for a taxable year, and otherwise comply with applicable substantiation and reporting requirements, we will be exempt from U.S. federal income tax for that taxable year with respect to our U.S.-source shipping income.

The 50% Ownership Test

For purposes of the 50% Ownership Test, “qualified shareholders” include: (i) individuals who are “residents” (as defined in the Treasury regulations promulgated under Section 883 of the Code (the “Section 883 Regulations”) of qualified foreign countries, (ii) corporations organized in qualified foreign countries that meet the Publicly Traded Test (discussed below), (iii) governments (or subdivisions thereof) of qualified foreign countries, (iv) non-profit organizations organized in qualified foreign countries, and (v) certain beneficiaries of pension funds organized in qualified foreign countries, in each case, that do not beneficially own the shares in the foreign corporation claiming the Section 883 Exemption, directly or indirectly (at any point in the chain of ownership), in the form of bearer shares (as described in the Section 883 Regulations).  For this purpose, certain constructive ownership rules under the Section 883 Regulations require looking through the ownership of entities to the owners of the interests in those entities.  The foreign corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the

IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations) and must meet certain substantiation and reporting requirements.

The Publicly Traded Test

The Section 883 Regulations provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which constitute our sole class of issued and outstanding stock, are “primarily traded” on the Nasdaq Capital Market, which is an established market for these purposes.

Under the Section 883 Regulations, our common shares would be considered to be “regularly traded” on an established securities market if one or more classes of our shares representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the “listing threshold.” Our common shares, which constitutes our sole class of issued and outstanding stock, are listed on the Nasdaq Capital Market. Accordingly, we will satisfy the listing threshold.

The Section 883 Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year (the “trading frequency test”); and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year (the “trading volume test”). Even if this were not the case, the Section 883 Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares; for this purpose, a dealer makes a market in a stock only if the dealer regularly and actively offers to, and in fact does, purchase the stock from, and sell the stock to, customers who are not related to the dealer in the ordinary course.

Notwithstanding the foregoing, the Section 883 Regulations also provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding stock (the “5% Override Rule”).

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares (or “5% shareholders”) the Section 883 Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common shares. The Section 883 Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.  Consistent with the Schedule 13D filed with the SEC on October 28, 2015, Mr. Valentis beneficially owned (through Maritime Investors) more than 90% of our shares of common stock for all of the 2015 taxable year.  Thus, we believe that the 5% Override Rule is triggered for the 2015 taxable year.

However, even if 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% shareholders, qualified shareholders (as defined generally under the Section 883 Regulations and discussed above) own sufficient number of shares to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year.  In this case, Mr. Valentis was the sole 5% shareholder for the 2015 taxable year.  Thus, we believe that the 5% Override Rule would be inapplicable.

Based on the foregoing, we intend to take the position that we and our subsidiaries satisfy the 50% Ownership Test for the 2015 taxable year and intend to comply with the substantiation and reporting requirements that are applicable under Section 883 of the Code to claim the Section 883 Exemption.  We also believe that we and our subsidiaries would satisfy the Publicly Traded Test for the 2015 taxable year.  If in the 2016 or any future taxable year, the ownership of our shares of common stock changes, because, among other things, we can give no assurance that such shareholders are qualified shareholders or that a sufficient number of qualified shareholders will cooperate with us in respect of the applicable substantiation and reporting requirements, there can be no assurance that we will satisfy either the 50% Ownership Test or the Publicly Traded Test, in which case we and our subsidiaries would not qualify for the Section 883 Exemption for that taxable year and would be subject to U.S. federal tax as set forth in the above discussion.

Gain on Sale of Vessels

In general, regardless of whether we qualify for the Section 883 Exemption, we will not be subject to U.S. federal income tax with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.  A sale of a vessel will generally be considered to occur outside of the U.S. for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. To the extent possible, we will attempt to structure any sale of a vessel so that it is considered to occur outside of the United States.

U.S. Federal Income Taxation of U.S. Holders

As used herein, “U.S. Holder” means a beneficial owner of common stock that is an individual citizen or resident of the United States for U.S. federal income tax purposes, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust where a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust (or a trust that has made a valid election under Treasury regulations to be treated as a domestic trust). A “Non-U.S. Holder” generally means any owner (or beneficial owner) of common stock that is not a U.S. Holder, other than a partnership. If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding common stock should consult their own tax advisors regarding the tax consequences of an investment in the common stock (including their status as U.S. Holders or Non-U.S. Holders).

Distributions on Common Stock

Subject to the discussion of PFICs below, any distributions made by us with respect to our shares of common stock to a U.S. Holder of common stock will generally constitute dividends, which may be taxable as ordinary income or qualified dividend income as described in more detail below, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and, thereafter, as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.

Dividends paid with respect to our common stock generally will be treated as non-U.S. source income and generally will constitute “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal foreign tax credit purposes.

Dividends paid on the shares of a non-U.S. corporation to an individual U.S. Holder generally will not be treated as qualified dividend income that is taxable at preferential tax rates. However, dividends paid in respect of our common stock to an individual U.S. Holder may qualify as qualified dividend income if: (i) our common stock is readily tradable on an established securities market in the United States; (ii) we are not a PFIC for the taxable year during which the dividend is paid or in the immediately preceding taxable year; (iii) the individual U.S. Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the “ex dividend date” and (iv) the individual U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Thus, we can give no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of such individual U.S. Holders.  Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to an individual U.S. Holder.

Further, special rules may apply to any “extraordinary dividend” –generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in a common share–paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by certain individual U.S. Holders from the sale or exchange of such common shares will be treated as long term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such common stock. Assuming we do not constitute a PFIC for any taxable year, this gain or loss will generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income

A U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s net investment income for the taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000). A U.S. Holder’s net investment income will generally include distributions we make on the common stock which are treated as dividends for U.S. federal income tax purposes and capital gains from the sale, exchange or other disposition of the common stock. This tax is in addition to any income taxes due on such investment income.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds shares in a foreign corporation classified as a PFIC, for

U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder holds our common shares, either:

(i) at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the income test; or

(ii) at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as the asset test.

For purposes of determining whether we are a PFIC, cash will be treated as an asset which is held for the production of passive income. In addition, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current and projected operations, we does not believe that we (or any of our subsidiaries) were a PFIC in the 2015 taxable year, nor do we expect (or any of our subsidiaries) to become a PFIC with respect to the 2016 or any later taxable year.   In making the determination as to whether we are a PFIC, we intend to treat the gross income that we derive or that are deemed to derive from the spot and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from spot and time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “qualified electing fund” (a “QEF election”). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. If we were treated as a PFIC, a U.S. Holder will generally be required to file IRS Form 8621 with respect to its ownership of our common shares.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “electing holder”) the electing holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the electing holder, regardless of whether distributions were received from us by the electing holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The electing holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the electing holder’s tax basis in the common shares. An electing holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An electing holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our shares of common stock. A U.S. Holder would make a timely QEF election for our shares of common stock by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2015 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our shares of common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the shares at the end of the taxable year over such Holder’s adjusted tax basis in the shares.

The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his shares of our common stock would be adjusted to reflect any such income or loss amount recognized. Any gain realized on the sale, exchange or other disposition of our shares of common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a “non-electing holder”) would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the non-electing holder on the shares in a taxable year in excess of 125% of the average annual distributions received by the non-electing holder in the three preceding taxable years, or, if shorter, the non-electing holder’s holding period for the shares), and (ii) any gain realized on the sale, exchange or other disposition of our shares of common stock. Under these special rules:

(i) the excess distribution or gain would be allocated ratably over the Non-electing holder’s aggregate holding period for the shares;

(ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and

(iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO OUR STATUS AS A PFIC, AND, IF WE (AND/OR ONE OR MORE OF OUR SUBSIDIARIES) ARE TREATED AS A PFIC, AS TO THE EFFECT ON THEM OF, AND THE REPORTING REQUIREMENTS WITH RESPECT TO, THE PFIC RULES AND THE DESIRABILITY OF MAKING, AND THE AVAILABILITY OF, EITHER A QEF ELECTION OR A MARK-TO-MARKET ELECTION WITH RESPECT TO OUR SHARES OF COMMON STOCK. WE PROVIDE NO ADVICE ON TAXATION MATTERS.

U.S. Federal Income Taxation of Non-U.S. Holders

Dividends on Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our shares of common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our shares of common stock, unless:

(i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States; or

(ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and who also meets other conditions.

Income or Gains Effectively Connected with a U.S. Trade or Business

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, dividends on the common shares and gain from the sale, exchange or other disposition of our shares of common stock, that is effectively connected with the conduct of that trade or business, will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

Information reporting to the IRS may be required with respect to payments on our shares of common stock and with respect to proceeds from the sale of the shares of common stock. With respect to Non-U.S. Holders, copies of such information returns reporting may be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of any applicable income tax treaty or exchange of information agreement. A “backup” withholding tax (currently at a 28% rate) may also apply to those payments if a non-corporate holder of the shares of common stock fails to provide certain identifying information (such as the holder’s taxpayer identification number or an attestation to the status of the holder as a Non-U.S. Holder), such holder is notified by the IRS that he or she has failed to report all interest or dividends required to be shown on his or her federal income tax returns or, in certain circumstances, such holder has failed to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying under penalties of perjury their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.  A Non-U.S. Holder should consult his or her own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining the exemption.

U.S. Holders of our shares of common stock may be required to file forms with the IRS under the applicable reporting provisions of the Code. For example, such U.S. Holders may be required, under Sections 6038, 6038B and/or 6046 of the Code, to supply the IRS with certain information regarding the U.S. Holder, other U.S. Holders and us if (i) such person owns at least 10% of the total value or 10% of the total combined voting power of all classes of shares entitled to vote or (ii) the acquisition, when aggregated with certain other acquisitions that may be treated as related under applicable regulations, exceeds $100,000. In the event a U.S. Holder fails to file a form when required to do so, the U.S. Holder could be subject to substantial tax penalties.

If our shareholder is a Non-U.S. Holder and sells his or her shares of common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the shareholder certifies that he or she is not a U.S. person, under penalty of perjury, or he or she otherwise establishes an exemption. If our shareholder is a Non-U.S. Holder and sells his or her common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such shareholder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a shareholder outside the United States, if the shareholder sells his or her shares of common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the shareholder is not a U.S. person and certain other conditions are met, or the shareholder otherwise establishes an exemption.

Backup withholding is not an additional tax and may be refunded (or credited against the holder’s U.S. federal income tax liability, if any), provided that appropriate returns are filed with and certain required information is furnished to the IRS in a timely manner.

In addition, individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our shares of common stock, unless the shares are held in an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, a Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations in respect of our shares of common stock.

Material Marshall Islands Tax Considerations

The following is a summary of certain material Marshall Islands tax consequences of our activities to us and our shareholders. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholder.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We file reports and other information with the SEC. These materials, including this Annual Report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please see Note 11 “Risk Management” to our consolidated financial statements included in this Annual Report for a further description of risk management that may apply to us.

(a)	Quantitative Information about Market Risk

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our amortizing bank debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings and our ability to service debt.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the years ended December 31, 2015 and 2014, by approximately $0.1 million in each year based upon our average debt level during 2015 and 2014.

Foreign Currency Exchange Risk

We generate most of our revenue in U.S. dollars, but a portion of our expenses, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses and in general and administrative expenses. As of December 31, 2015, approximately 14% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

Inflation

We do not consider inflation to be a significant risk to our business in the current environment and foreseeable future.

(b)	Qualitative Information about Market Risk

Interest Rate Exposure

Our debt obligations under each of its loan agreements bear interest at LIBOR plus a fixed margin. Increasing interest rates could adversely affect its future profitability. Lower interest rates lower the returns on cash investments. We regularly monitors interest rate exposure and will enter into swap arrangements with acceptable financial counterparties to hedge exposure where it is considered economically advantageous to do so. However, there may be certain incremental costs incurred if we enter into such arrangements.

Operational Risk

We are exposed to operating costs risk arising from various vessel operations. The key areas of operating risk include drydock, repair costs, insurance and piracy. Our risk management includes various strategies for technical management of drydock and repairs coordinated with a focus on measuring cost and quality. Our relatively young fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. Finally, we have established a set of countermeasures in order to minimize this risk of piracy attacks during voyages, which includes hiring third party security to protect the crew and make navigation safer for the vessels.

Foreign Exchange Rate Exposure

Our vessel owning subsidiaries generate revenues in U.S. dollars but incur a portion of their vessel operating expenses, and we incur a majority of its general and administrative costs, in other currencies, primarily Euros. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period, while other of these expenses, such as the compensation paid to Maritime for the administrative services, remain relatively fixed. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost to us of paying such expenses and as a result, an adverse or positive movement could increase or decrease operating expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. We believe these adverse effects to be immaterial and has not entered into any derivative contracts for either transaction or translation risk during the year.

Credit Risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of our amounts are held across four banks. While we believe this risk of loss is low, it keeps this under review and will revise its policy for managing cash and cash equivalents if considered advantageous and prudent to do so. We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. We generally do not acquire collateral for trade accounts receivable.

We may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluates concentration of credit risk regularly and performs on-going evaluations of these charterers for credit risk. As of December 31, 2015 and March 10, 2016 all of our vessels were employed with different charterers.

Commodity Risk Exposure

The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Because we do not hedge its fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability and cash flows.

Liquidity Risk

The principal objective in relation to liquidity is to ensure that we have access at minimum cost, to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by strict forecasting of cash flows arising from time charter revenue, vessel operating expenses, general and administrative overhead and servicing of debt. We maintain limited cash balances in financial institutions operating in Greece.

Inflation

We do not expect inflation to be a significant risk to it in the current and foreseeable economic environment. In the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and finance costs.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

Part II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

We were incorporated under the laws of the Marshall Islands on March 23, 2015. We own the vessels in our fleet through six separate wholly-owned subsidiaries that were incorporated in the Marshall Islands. On April 23, 2015, we entered into the LookSmart Agreement as described above in “Item 4. Information on the Company – A. History and Development of the Company.”

ITEM 15.	CONTROLS AND PROCEDURES.

Our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2015, have concluded that, as of such date, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	RESERVED

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. Robin Das is an audit committee financial expert as defined by the Securities and Exchange Commission rules and that he has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr. Das is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

ITEM 16B.	CODE OF ETHICS

Our board of directors has approved and adopted a Code of Business Conduct and Ethics for all officers and employees, a copy of which is available on our website at http://www.pyxistankers.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors - Accountants S.A. (“Ernst & Young”), has served as our independent registered public accounting firm for the year ended December 31, 2015.  Our audit committee was established October 28, 2015. Our accountants billed the following fees to us for professional services:

(a)	Audit Fees

The audit fees for the audit of the year ended December 31, 2015 were $0.1 million.

(b)	Audit-Related Fees

Audit-related fees charged for the year ended December 31, 2015 in relation to our registration statement on Form F-4 were $0.4 million.

(c)	Tax Fees

No tax fees were charged for the year ended December 31, 2015.

(d)	All Other Fees

No other fees were charged for the year ended December 31, 2015.

(e)	Audit and Non-Audit Services Pre-Approval Policy

(1) Our audit committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditors. As part of this responsibility, the audit committee pre-approves the audit and non-audit fees, terms and services performed by the independent auditors in order to assure that they do not impair the auditors’ independence. Our audit committee has not adopted a detailed policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

(2) No policies and procedures relating to the pre-approval by our audit committee of the services of our independent auditors were applicable for the year ended December 31, 2014 because our audit committee was not established until October 28, 2015. Our audit committee separately pre-approved all engagements and fees paid to our principal accountants since October 28, 2015.

(f)	Audit Work Performed by Other Than Principal Accountant if Greater Than 50%

Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
March 2015	10,000,000 shares of common stock (1)		$0.001	n/a	n/a
October 2015	7,002,445 shares of common stock (2)	$	n/a	n/a	n/a
Total	17,002,445	$	n/a	n/a	n/a

(1)	On March 23, 2015, in connection with our formation, Maritime Investors subscribed for and purchased 10,000,000 shares of our common stock for a consideration of $10,000 in cash.
(2)

Following Maritime Investor’s direct and indirect contribution to us of the shares of our vessel-owning subsidiaries and in connection with the closing of the merger and other transactions on October 28, 2015 in accordance with the provisions of the LookSmart Agreement, Maritime Investors was issued 7,002,445 shares of our common stock for no additional cash consideration.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We believe that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Marshall Islands. Therefore, we believe we are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter.

The practices that we follow in lieu of Nasdaq’s corporate governance rules include:

•

instead of obtaining an independent review of related party transactions for conflicts of interests by our audit committee or another independent body of our board of directors, consistent with Marshall Islands law requirements, no transaction between us and one or more of our directors or officers, or between us and any other entity in which one or more of our directors or officers are directors or officers, or have a financial interest, shall be void or voidable for this reason alone or solely because such director or officer is present at or participates in the meeting of our board of directors that authorized the contract or transaction or solely because the vote of such director or officer are counted for such purposes if: (i) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to our board of directors and our board of directors in good faith authorizes such contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of our board of directors as defined in Section 55 of the BCA, by unanimous vote of our disinterested directors; or (ii) the material facts as to the director’s or officer’s relationship or interest and as to such contract or transaction are disclosed and the contract or transaction is specifically approved in good faith by a vote of the stockholders entitled to vote thereon; or (iii) the contract or transaction is fair to us as of the time it is authorized, approved or ratified by our board of directors, a committee thereof or our stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of our board of directors or of a committee that authorizes the aforementioned contract or transaction;

•

as a foreign private issuer, we will not be required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we intend to notify our stockholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that stockholders must give us advance notice to properly introduce any business at a meeting of the stockholders and that stockholders may designate in writing a proxy to act on their behalf;

•

instead of holding regular meetings at which only independent directors are present, our entire board of directors, a majority of whom are currently independent, will hold regular meetings as is consistent with Marshall Islands law;

•

stockholder approval is not required to amend or terminate our equity incentive plan or to establish a new equity incentive plan since Marshall Islands law permits the board of directors to take these actions;

•	as a foreign private issuer, we will not be required to obtain stockholder approval prior to the issuance of securities in connection with an acquisition of the stock or assets of another company; and
•

in lieu of obtaining stockholder approval prior to the issuance of designated securities, we intend to comply with provisions of the BCA and obtain the approval of our board of directors for such share issuances.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See index to Financial Statements on page F-1 of this Annual Report.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/Form	File Number	Exhibit	File Date

1.1#	Articles of Incorporation of the Company	F-4	333-203598	3.1	April 23, 2015

1.2#	Bylaws of the Company	F-4	333-203598	3.2	April 23, 2015

2.1#	Agreement and Plan of Merger, dated April 23, 2015, by and among Pyxis Tankers Inc., Maritime Technologies Corp., LookSmart, Ltd. and LookSmart Group, Inc.	F-4	333-203598	2.1	April 23, 2015

2.2*	Amendment to Agreement and Plan of Merger, dated as of September 22, 2015, by and among Pyxis Tankers Inc., Maritime Technologies Corp., LookSmart Ltd. and LookSmart Group, Inc.

2.3#	Form of Lock-Up Agreement	F-4	333-203598	10.1	April 23, 2015

2.4#	Specimen Stock Certificate of Pyxis Tankers Inc.	F-4	333-203598	4.2	September 28, 2015

3.1#	Voting Agreement between LookSmart, Ltd, Pyxis Tankers Inc. and Michael Onghai	F-4	333-203598	10.2	August 6, 2015

4.1#	Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	F-4	333-203598	10.3	September 4, 2015

4.2#	Form of Ship Management Agreement with International Tanker Management Ltd.	F-4	333-203598	10.4	September 4, 2015

4.3#	Form of Commercial Ship Management Agreement with North Sea Tankers BV	F-4	333-203598	10.5	September 4, 2015

4.4#	Loan Agreement, dated as of September 26, 2007, by and between Secondone Corp. and Thirdone Corp., as borrowers, and Deutsche Schiffsbank Aktiengesellschaft, as lender	F-4	333-203598	10.6	August 6, 2015

4.4.1*

Supplemental Agreement relating to a term loan facility dated September 26, 2007, dated as of May 28, 2010, by and between Secondone Corp. and Thirdone Corp., as joint and several borrowers, and Deutsche Schiffsbank Aktiengesellschaft, as lender

4.4.2*

Supplemental Agreement in relation to a Loan Agreement dated September 26, 2007, dated as of December 1, 2010, by and between Secondone Corp. and Thirdone Corp., as joint and several borrowers, and Deutsche Schiffsbank Aktiengesellschaft, as lender

Exhibit Number	Description of Exhibit	Schedule/Form	File Number	Exhibit	File Date

4.4.3*

Supplemental Agreement in relation to a Loan Agreement dated September 26, 2007, dated as of October 23, 2015, by and between Secondone Corp. and Thirdone Corp., as joint and several borrowers, and Commerzbank Aktiengesellschaft, as lender

4.4.4*	Guarantee relating to a Loan Agreement dated September 26, 2007, dated as of October 23, 2015, by and between Pyxis Tankers Inc., as guarantor, and Commerzbank Aktiengesellschaft, as lender

4.5#	Loan Agreement, dated as of December 12, 2008, between Fourthone Corp., as borrower, and Deutsche Schiffsbank Aktiengesellschaft, as lender	F-4	333-203598	10.7	August 6, 2015

4.5.1*	Supplemental Agreement in relation to a Loan Agreement dated December 12, 2008, dated as of October 23, 2015, by and between Fourthone Corp., as borrower, and Commerzbank Aktiengesellschaft, as lender
4.5.2*	Guarantee related to a Loan Agreement dated December 12, 2008, dated as of October 23, 2015, by and between Pyxis Tankers Inc., as guarantor, and Commerzbank Aktiengesellschaft, as lender

4.6#	Loan Agreement, dated October 12, 2012, by and among Sixthone Corp. and Seventhone Corp., as borrowers, the banks and financial institutions listed therein, as lenders, and HSH Nordbank AG, as agent	F-4	333-203598	10.8	August 6, 2015

4.6.1#	Supplemental Agreement to the Loan Agreement dated October 12, 2012, dated February 13, 2013, by and among Sixthone Corp. and Seventhone Corp., the lenders and HSH Nordbank AG, as agent	F-4	333-203598	10.9	August 6, 2015

4.6.2*	Second Supplemental Agreement to the Loan Agreement dated October 12, 2012, dated October 23, 2015, by and among Sixthone Corp. and Seventhone Corp., the lenders, and HSH Nordbank AG, as agent
4.6.3*	Guarantee relating to a Loan Agreement dated October 12, 2012, dated as of October 26, 2015, by and between Pyxis Tankers Inc., as guarantor, and HSH Nordbank AG, as security trustee

4.7#	Facility Agreement for a $21,000,000 Term Loan Facility, dated January 12, 2015, by and among Eighthone Corp., as borrower, and DVB Bank SE, as lender and as agent and security trustee	F-4	333-203598	10.10	August 6, 2015

4.7.1*

Supplemental Agreement in relation to a Loan Agreement dated January 12, 2015, dated October 23, 2015, by and among Eighthone Corp., DVB Bank SE, as lender and DVB Bank SE, as agent and security trustee

4.7.2*	Corporate Guarantee, dated as of October 26, 2015, by and between Pyxis Tankers Inc., as guarantor, and DVB Bank SE, as security trustee

Exhibit Number	Description of Exhibit	Schedule/Form	File Number	Exhibit	File Date
4.7.3*	Pledge over Shares in Eighthone Corp., dated as of October 26, 2015, by and between Pyxis Tankers Inc. and DVB Bank SE, as security trustee

4.8#	Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of April 23, 2015	F-4	333-203598	10.11	August 6, 2015

4.9*	Pledge Agreement, dated as of April 23, 2015, by and among Michael Onghai, LookSmart Group Inc. and Pyxis Tankers Inc.

4.10#	Form of 2015 Equity Incentive Plan	F-4	333-203598	10.12	September 4, 2015

4.11#	Form of Indemnification Agreement	F-4	333-203598	10.13	September 4, 2015

4.12*	Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015

8.1*	List of Subsidiaries

12.1*	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d- 14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as at December 31, 2014 and 2015;

(ii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2013, 2014 and 2015;

(iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2013, 2014 and 2015;

(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015; and

(v) Notes to the Consolidated Financial Statements.

#	Indicates a document previously filed with the Commission.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PYXIS TANKERS INC.

	By:	/s/Valentios Valentis
		Name:	Valentios Valentis
		Title:	Chairman, Chief Executive Officer and Director

Date: March 23, 2016

PYXIS TANKERS INC.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Pyxis Tankers Inc.

We have audited the accompanying consolidated balance sheets of Pyxis Tankers Inc. (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pyxis Tankers Inc. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/Ernst and Young (Hellas) Certified Auditors Accountants S.A. Athens, Greece March 23, 2016

PYXIS TANKERS INC.

Consolidated Balance Sheets

As at December 31, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	December 31, 2014	December 31, 2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$500	$3,979
Restricted cash current portion	147	143
Inventories (Note 4)	904	583
Trade receivables	1,203	455
Prepayments and other assets	618	725
Total current assets	3,372	5,885

FIXED ASSETS, NET:
Advances for vessel acquisition (Note 5)	13,728	—
Vessels, net (Note 6)	103,717	130,501
Total fixed assets, net	117,445	130,501

OTHER NON CURRENT ASSETS:
Restricted cash, net of current portion	1,000	4,500
Deferred charges, net (Note 7)	122	836
Total other non current assets	1,122	5,336
Total assets	$121,939	$141,722

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$5,529	$7,095
Accounts payable	571	1,103
Due to related parties (Note 3)	131	121
Hire collected in advance	479	2,129
Accrued and other liabilities	337	752
Total current liabilities	7,047	11,200

NON-CURRENT LIABILITIES:
Promissory note (Note 3)	—	2,500
Long-term debt, net of current portion (Note 8)	60,991	73,456
Total non-current liabilities	60,991	75,956

COMMITMENTS AND CONTINGENCIES (Note 12)	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value, 50,000,000 shares authorized, none issued) (Note 9)	—	—
Common stock ($0.001 par value, 450,000,000 shares authorized, none and 18,244,671 shares issued and outstanding at December 31, 2014 and 2015, respectively) (Note 9)	—	18
Additional paid-in capital (Note 9)	72,981	70,123
Accumulated deficit	(19,080)	(15,575)
Total stockholders’ equity	53,901	54,566
Total liabilities and stockholders’ equity	$121,939	$141,722

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Consolidated Statements of Comprehensive Income/(Loss)

For the years ended December 31, 2013, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	2013	2014	2015
Voyage revenues:	$21,980	$27,760	$33,170

Expenses:
Voyage related costs and commissions (Note 3)	(3,817)	(10,030)	(4,725)
Vessel operating expenses	(10,220)	(11,064)	(13,188)
General and administrative expenses (Note 3 and Note 9)	(173)	(93)	(1,773)
Management fees, related parties (Note 3)	(468)	(611)	(577)
Management fees, other	(823)	(922)	(1,061)
Amortization of special survey costs (Note 7)	(157)	(203)	(174)
Depreciation (Note 6)	(4,520)	(5,446)	(5,710)
Vessel impairment charge (Note 6 and Note 7)	—	(16,930)	—
Operating income/(loss)	1,802	(17,539)	5,962

Other income/(expenses):
Other income	192	—	74
Interest and finance costs, net (Note 13)	(402)	(1,704)	(2,531)
Total other income/(expenses)	(210)	(1,704)	(2,457)

Net income/(loss)	$1,592	$(19,243)	$3,505

Other comprehensive income	—	—	—
Total comprehensive income/(loss)	$1,592	$(19,243)	$3,505

Earnings/(losses) per common share, basic	$0.09	$(1.05)	$0.19

Earnings/(losses) per common share, diluted	$-	$-	$0.19

Weighted average number of shares, basic	18,244,671	18,244,671	18,244,671

Weighted average number of shares, diluted	18,244,671	18,244,671	18,277,893

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2013, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Common Stock		Additional		Total
		Par	paid-in	Retained Earnings /	Stockholders'
	# of shares	Value	capital	(Accumulated Deficit)	Equity
BALANCE, January 1, 2013	—	$—	$45,367	$(1,429)	$43,938
Net income	—	—	—	1,592	1,592
Other comprehensive income	—	—	—	—	—
Total comprehensive income	—	—	—	1,592	1,592
Stockholder’s contributions	—	—	22,247	—	22,247
Stockholder’s re-imbursements/distributions	—	—	(13,457)	—	(13,457)
BALANCE, December 31, 2013	—	$—	$54,157	$163	$54,320
Net loss	—	—	—	(19,243)	(19,243)
Other comprehensive income	—	—	—	—	—
Total comprehensive loss	—	—	—	(19,243)	(19,243)
Stockholder’s contributions	—	—	18,824	—	18,824
BALANCE, December 31, 2014	—	$—	$72,981	$(19,080)	$53,901
Net Income	—	—	—	3,505	3,505
Other comprehensive income	—	—	—	—	—
Total comprehensive income	—	—	—	3,505	3,505
Expenses for Merger	—	—	(1,745)	—	(1,745)
Issuance of common stock	18,244,671	18	(8)	—	10
Stock compensation	—	—	143	—	143
Stockholder’s re-imbursements/distributions	—	—	(1,248)	—	(1,248)
BALANCE, December 31, 2015	18,244,671	$18	$70,123	$(15,575)	$54,566

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2014 and 2015

(Expressed in thousands of U.S. Dollars)

	2013	2014	2015
Cash flows from operating activities:
Net income/(loss)	$1,592	$(19,243)	$3,505
Adjustments to reconcile net income/(loss) to net cash from operating activities:
Depreciation	4,520	5,446	5,710
Amortization of special survey costs	157	203	174
Vessel impairment charge	—	16,930	—
Amortization of financing costs	193	136	173
Stock compensation	—	—	143

(Increase)/Decrease in:
Inventories	(90)	(482)	321
Trade receivables	(674)	(131)	748
Prepayments and other assets	(121)	(217)	(107)
Special surveys cost	—	(469)	(888)

Increase/(Decrease) in:
Accounts payable	(256)	328	532
Due to related parties	(412)	3,353	(10)
Hire collected in advance	900	(421)	1,650
Accrued and other liabilities	183	(71)	415
Net cash provided by operating activities	$5,992	$5,362	$12,366

Cash flows from investing activities:
Advances for vessel acquisition	(29,389)	(6,923)	(18,766)
Additions to vessel cost	—	(233)	—
Net cash used in investing activities	$(29,389)	$(7,156)	$(18,766)

Cash flows from financing activities:
Proceeds from long-term debt	34,800	—	21,000
Repayment of long-term debt	(17,801)	(6,183)	(6,863)
Issuance of promissory note	—	—	2,500
Issuance of common stock	—	—	10
Change in restricted cash	(887)	5	(3,496)
Proceeds from equity contributions	22,247	6,424	—
Paid-in capital re-imbursement/distribution	(13,457)	—	(1,248)
Payment of financing costs	—	—	(279)
Expenses for Merger	—	—	(1,745)
Net cash provided by financing activities	$24,902	$246	$9,879

Net increase/(decrease) in cash and cash equivalents	1,505	(1,548)	3,479

Cash and cash equivalents at beginning of the year	543	2,048	500

Cash and cash equivalents at end of the year	$2,048	$500	$3,979

SUPPLEMENTAL INFORMATION

Cash paid for interest, net of amounts capitalized	$1,307	$1,788	$2,191

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

1.	Basis of Presentation and General Information:

Pyxis Tankers Inc. (the “Company” or “Pyxis”) was formed as a corporation under the laws of the Republic of Marshall Islands on March 23, 2015, for the purpose of acquiring from entities under common control 100% ownership interest in six vessel-owning companies, SECONDONE CORP. (“Secondone”), THIRDONE CORP. (“Thirdone”), FOURTHONE CORP. (“Fourthone”), SIXTHONE CORP. (“Sixthone”), SEVENTHONE CORP. (“Seventhone”) and EIGHTHONE CORP. (“Eighthone”), (collectively the “vessel-owning companies”). The vessel-owning companies were established under the laws of the Republic of Marshall Islands and are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning subsidiary	Incorporation date	Vessel	DWT	Year Built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Sixthone	01/18/2010	Pyxis Delta	46,616	2006	03/04/2010
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015

All of the Company’s vessels are double-hulled and are engaged in the transportation of refined petroleum products and other liquid bulk items, such as, organic chemicals and vegetable oils. The vessels Northsea Alpha and Northsea Beta are smaller tanker sister ships and Pyxis Malou, Pyxis Delta, Pyxis Theta and Pyxis Epsilon, are medium-range tankers.

Prior to the consummation of the transactions discussed below, Mr. Valentios (“Eddie”) Valentis was the sole ultimate stockholder of the Company and the vessel-owning companies, holding all of their issued and outstanding share capital through MARITIME INVESTORS CORP. (“Maritime Investors”). Maritime Investors owned directly 100% of Pyxis, Secondone and Thirdone, and owned indirectly (through the intermediate holding company PYXIS HOLDINGS INC. (“Holdings”)) 100% of Fourthone, Sixthone, Seventhone and Eighthone.

On March 25, 2015, the Company caused Maritime Technologies Corp., a Delaware corporation (“Merger Sub”), to be formed as its wholly owned subsidiary and to be a party to the agreement and plan of merger discussed below.

On April 23, 2015, the Company and Merger Sub entered into an agreement and plan of merger (the “Agreement and Plan of Merger”) (further amended on September 22, 2015) with among others, LookSmart, Ltd. (“LS”), a digital advertising solutions company listed on NASDAQ. Merger Sub served as the entity into which LS was merged in accordance with the Agreement and Plan of Merger (the “Merger”). Upon execution of the Agreement and Plan of Merger, Pyxis paid LS a cash consideration of $600.

Prior to the Merger, on October 26, 2015, Holdings and Maritime Investors transferred all of their shares in the vessel-owning companies to Pyxis as a contribution in kind, at no consideration. Since there was no change in ultimate ownership or control of the business of the vessel-owning companies, the transaction constituted a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests. Accordingly, upon the transfer of the assets and liabilities of the vessel-owning companies, the financial statements of the Company are presented using combined historical carrying amounts of the assets and liabilities of the vessel owning-companies and present the consolidated financial position and results of operations, as if the Company and its wholly-owned companies were consolidated for all periods presented.

On October 28, 2015, in accordance with the terms of the Agreement and Plan of Merger, LS merged with and into the Merger Sub, with Merger Sub surviving the Merger and continuing to be a wholly owned subsidiary of Pyxis.

On October 28, 2015, the Merger was consummated and the Company’s shares commenced their listing on the NASDAQ Capital Markets thereafter.

Pyxis is both the legal and accounting acquirer of LS. The acquisition by Pyxis of LS is not an acquisition of an operating company as the business of LS was spun off prior to the acquisition. As such, for accounting purposes, the Merger between Merger Sub and LS is accounted for as a capital transaction rather than as a business combination.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentis, provides certain ship management services to the vessel-owning companies (Note 3). With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to International Tanker Management Ltd. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each agreement with ITM will continue indefinitely until terminated by either party with three months’ prior notice.

In September 2010, Secondone and Thirdone entered into commercial management agreements with North Sea Tankers BV (“NST”), an unrelated company established in the Netherlands. Pursuant to these agreements, NST provides chartering services to Northsea Alpha and Northsea Beta. The agreements with NST will continue indefinitely until terminated by either party with three months’ prior notice.

2.	Significant Accounting Policies:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries (the vessel-owning companies and Merger Sub). All intercompany balances and transactions have been eliminated upon consolidation.

Pyxis as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation” a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Pyxis consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2015 no such interest existed.

(b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

(c) Comprehensive Income/(Loss): The Company follows the provisions of ASC 220 “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Company had no transactions which affect comprehensive income/(loss) during the years ended December 31, 2013, 2014 and 2015 and, accordingly, comprehensive income/(loss) was equal to net income/(loss).

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar as it operates in international shipping markets and, therefore, primarily transacts business in U.S. dollars. The Company’s accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income/(loss). All amounts in the financial statements are presented in thousand U.S. dollars rounded at the nearest thousand.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

(e) Commitments and Contingencies: Provisions are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date.

(f) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the claim is not subject to litigation.

(g) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with qualified financial institutions with high creditworthiness. The Company performs periodic evaluations of the relative creditworthiness of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

(h) Cash and Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Restricted cash is associated with pledged retention accounts in connection with the loan repayments and minimum liquidity requirements under the loan agreements discussed in Note 8 and is presented separately in the accompanying consolidated balance sheets.

(i) Income Taxation: Under the laws of the countries of incorporation of the vessel owning companies’ and/or the vessels’ registration, the vessel owning companies are not liable for any income tax on their income derived from shipping operations. Instead, a tax is levied based on the tonnage of the vessels, which is included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income / (loss). The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel owning companies are residents of a country granting an equivalent exemption to U.S. persons.

(j) Inventories: Inventories consist of lubricants and bunkers on board, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

(k) Trade Receivables: The amount shown as receivables, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for overdue accounts receivable. The allowance for overdue accounts at December 31, 2014 and 2015 was $nil.

(l) Advances for Vessels under Construction and Related Costs: This represents amounts expended by the Company in accordance with the terms of the construction contracts for its vessels, as well as other expenses incurred directly or under a management agreement with a related party in connection with onsite supervision. The carrying value of vessels under construction represents the accumulated costs at the balance sheet date. Costs components include payments for yard installments and variation orders, commissions to a related party, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs.

(m) Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred in connection with the acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage, as well as professional fees directly associated with the vessel acquisition). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expenses as incurred. Amounts paid to sellers of vessels as advances and for other costs related with the acquisition of a vessel are included in Advances for vessel acquisitions in the accompanying consolidated balance sheets until the date the vessel is delivered to the Company, when the amounts are transferred to Vessels, net.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessels’ remaining estimated economic useful life, after considering the estimated residual value. A vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate of $0.300 per ton. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(n) Impairment of Long Lived Assets: The Company reviews its long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

As of December 31, 2014, the Company concluded that the economic and market conditions, including the significant disruptions in the global credit markets in the prior years, had broad effects on participants in a wide variety of industries. Time charter rates and charter free vessel values remained at depressed levels during 2014 as reduced demand for transportation services occurred during a time of increased supply of vessels, conditions that were considered to be indicators of possible impairment. As a result, the Company performed an impairment assessment of the Company’s long lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its respective carrying value.

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions relating to time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.

To the extent impairment indicators are present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter rate for the unfixed days (based on the most recent seven year historical average rates, over the remaining estimated useful life of the vessels), expected outflows for vessels’ operating expenses assuming an annual inflation rate of 2.50% (in line with the average world Consumer Price Index forecasted), planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, after December 31, 2014, pursuant to the Company’s existing group management agreement, and fleet utilization of 98.6% (excluding the scheduled off-hire days for planned dry-dockings and vessel surveys which are determined separately ranging from five days for intermediate and up to 20 days for special surveys depending on the size and age of each vessel) based on historical experience.

The salvage value used in the impairment test is estimated to be approximately $0.300 per light weight ton in accordance with the vessels’ depreciation policy. The Company’s assessment concluded that measurement of impairment was required for one vessel as of December 31, 2014. As the undiscounted projected net operating cash flows for one vessel exceeded its carrying value, the Company obtained valuations from two independent ship brokers to determine the market value of the vessel based on which an impairment loss of $16,930, was recorded as of December 31, 2014, of which $16,530 was charged against Vessels, net and $400 against Deferred charges, net (Note 6 and Note 7).

As of December 31, 2015, the Company obtained market valuations for all its vessels from reputable marine appraisers, each of which exceeded the carrying value of the respective vessel, except the Northsea Alpha and the Northsea Beta, for which the market values were $330 and $201 lower than their net book values as of December 31, 2015, respectively. In this respect, the Company performed an impairment analysis to estimate the future undiscounted cash flows for each of these small tankers, using the same assumptions with the impairment test performed as of December 31, 2014. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of December 31, 2015 and accordingly, no adjustment to the vessels’ carrying values was required.

(o) Accounting for Special Survey and Drydocking Costs: The Company follows the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred at the yard and parts used in the drydocking or special survey, are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the shipyard and costs incurred in the dry-docking or special survey. If a drydock or a survey is performed prior to the scheduled date, the remaining unamortized balances of the previous drydock and survey are immediately written off. Unamortized drydock and survey balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

(p) Financing Costs: Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as a direct deduction from the carrying amount of the debt liability. Such costs are deferred and amortized to Interest and finance costs in the consolidated

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

statements of comprehensive income/(loss) during the life of the related debt using the effective interest method. Unamortized costs relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. Commitment fees relating to undrawn loan principal are expensed as incurred. Upon adoption, of the new guidance the Company adjusted all prior periods presented in the consolidated financial statements.

ASU No. 2015-03 is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. Early adoption is permitted. The Company early adopted the new guidance for the consolidated financial statements for the fiscal year ending December 31, 2015 and thus presented deferred financing costs, net of accumulated amortization as a reduction of long-term debt. In order to conform with the current period presentation, the Company has reclassified deferred financing costs, net from Deferred Charges and has decreased the amount of Current portion of long-term debt by $134 and the amount of Long-term portion of long-term debt by $303 on the consolidated balance sheet as of December 31, 2014 (Note 8). This reclassification has no impact on the Company’s results of operations, cash flows and net assets for any period.

(q) Revenue and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using primarily either spot charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each spot or time charter. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight line basis over the term of the time charter as service is performed.  A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the spot charter and is recognized ratably as earned during the related spot charter’s duration period. Hire collected in advance includes cash received prior to the balance sheet date and is related to revenue earned after such date.

Voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under spot charter arrangements, except for commissions, which are always paid for by the Company, regardless of the charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred and amortized over the related voyage period in a charter to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

Revenues for the years ended December 31, 2013, 2014 and 2015, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

Charterer	2013	2014	2015
A	—	7%	18%
B	—	21%	17%
C	—	—	17%
D	36%	—	—
E	22%	—	—
	58.0%	28.0%	52.0%

(r) Fair Value Measurements: The Company follows the provisions of ASU 820 “Fair Value Measurements and Disclosures”, which defines and provides guidance as to the measurement of fair value. This standard creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 11).

(s) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide (subject to certain agreed exclusions) and, as a result, the disclosure of geographic information is impracticable. As a result, management, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(t) Earnings/(losses) per Share: Basic earnings/(losses) per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding. The computation of diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and is performed using the treasury stock method.

(u) Stock Compensation: The Company has a stock based incentive plan that covers directors and officers of the Company and its affiliates and its consultants and service providers. Awards granted are valued at fair value and compensation cost is recognized on a straight line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock awarded to directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock awarded to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period.

(v) New accounting pronouncements are discussed below:

(i) Revenue from Contracts with Customers: In May 2014, FASB and the International Accounting Standards Board (“IASB”) (collectively, the “Boards”) jointly issued a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods, and key judgments and estimates.

The guidance in ASU 2014-09 “Revenue from Contracts with Customers (Topic 606)” supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition”, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this ASU supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition—Construction-Type and Production-Type Contracts”. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. In August 2015, the FASB deferred by one year the effective date of the new guidance. The new revenue recognition standard will be effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Nonpublic entities will be required to adopt the standard for annual reporting periods beginning after 15 December 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Public and nonpublic entities will be permitted to adopt the standard as early as the original public entity effective date (i.e., annual reporting periods beginning after December 15, 2016 and interim periods therein). Early adoption prior to that date will not be permitted. Management is in the process of assessing the impact of the new standard on the Company’s consolidated financial position and performance.

(ii) Going Concern: In August 2014, FASB issued ASU No. 2014-15 – “Presentation of Financial Statements - Going Concern”. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period based on the relevant conditions and events that are known at the date when financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Management is in the process of assessing the impact of the new standard on the Company’s consolidated financial position and performance.

(iii) Inventory: In July 2015, the FASB issued ASU 2015-11, “Simplifying the Measurement of Inventory”. ASU 2015-11 simplifies the subsequent measurement of inventory by replacing today’s lower of cost or market test with a lower of cost and net realizable

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

value test. The guidance applies only to inventories for which cost is determined by methods other than last-in first-out (“LIFO”) and the retail inventory method (“RIM”). Entities that use LIFO or RIM will continue to use existing impairment models. The guidance is effective for public business entities for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted, and the new guidance must be applied prospectively after the date of adoption. Management is in the process of assessing the impact of the new standard on the Company’s consolidated financial position and performance.

(iv) Income Statement—Extraordinary and Unusual Items: In January 2015, the FASB issued ASU No. 2015-01 “Income Statement—Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. The concept of extraordinary items is removed and instead items that are both unusual in nature and infrequently occurring should be presented within income from continuing operations or disclosed in notes to financial statements because those items satisfy the conditions for an item that is unusual in nature or infrequently occurring. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, but adoption must occur at the beginning of a fiscal year. Companies can elect to apply the guidance either prospectively or retrospectively. Management is in the process of assessing the impact of the new standard on the Company’s consolidated financial position and performance.

(v)Consolidation: In February 2015, the FASB issued ASU No. 2015-02 “Consolidation (Topic 810), Amendments to the Consolidation Analysis.” The guidance eliminates the deferral of FAS 167, which has allowed entities with interests in certain investment funds to follow the previous consolidation guidance in FIN 46(R), and makes other changes to both the variable interest model and the voting model. While the guidance is aimed at asset managers, it will affect all reporting entities that have variable interests in other legal entities (e.g., limited partnerships, similar entities and certain corporations). In some cases, consolidation conclusions will change. In other cases, reporting entities will need to provide additional disclosures about entities that currently aren’t considered variable interest entities (VIEs) but will be considered VIEs under the new guidance provided they have a variable interest in those VIEs. The guidance is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For other entities, it is effective for fiscal years beginning after  December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. A reporting entity must apply the amendments using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the period of adoption or apply the amendments retrospectively. Management is in the process of assessing the impact of the new standard on the Company’s consolidated financial position and performance.

(vi)Leases: In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) which provides new guidance related to accounting for leases and supersedes existing U.S. GAAP on lease accounting. The ASU will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases, unless the lease is a short term lease. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. Management is in the process of assessing the impact of the new standard on the Company’s consolidated financial position and performance.

3.	Transactions with Related Parties:

The Company uses the services of Maritime, a ship management company with its principal office in Greece and an office in the U.S.A. Maritime is engaged under separate management agreements directly by the Company’s respective subsidiaries to provide a wide range of shipping services, including but not limited to, chartering (other than for the Northsea Alpha and the Northsea Beta, which is performed by NST), sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel. For the ship management services, Maritime charges a fee payable by each subsidiary of $0.325 per day per vessel, while the vessel is in operation including any pool arrangements (out of which a fee of Euro 151 per day was paid to NST with respect to vessels Northsea Alpha and Northsea Beta for which chartering was contracted to NST) and $0.450 per day per vessel while the vessel is under construction, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “ship-management fees”).

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

In addition, Maritime charges the Company a commission of 1.25% on all charter hire agreements arranged by Maritime.

The management agreements for the vessels Northsea Alpha, Northsea Beta and Pyxis Delta will continue until December 31, 2015, for Pyxis Theta until December 31, 2017 and for the Pyxis Epsilon and the Pyxis Malou until December 31, 2018. Thereafter, all management agreements will continue until terminated by either party on three months’ notice.

On October 14, 2015, the vessel owning companies amended and restated their management agreements with Maritime to provide that the post-delivery management fees will be $0.160 per day as long as the chartering services are subcontracted to NST.

Following their initial expiration date, the amended management agreements will be renewed for consecutive five year periods.

Under a Head Management Agreement (the “Head Management Agreement”) with Maritime that commenced on March 23, 2015 and will continue until March 23, 2020 (unless terminated by either party on 90 days’ notice), Maritime provides administrative services to the Company, which include, among other, the provision of the services of Pyxis’ Chief Executive Officer, Chief Financial Officer, Senior Vice President of Corporate Development, General Counsel and Corporate Secretary, Chief Operating Officer, one or more internal auditor(s) and a secretary, as well as use of office space in Maritime’s premises. Under the Head Management Agreement, Pyxis pays Maritime a fixed fee of $1,600 annually (the “administration fees”). On August 5, 2015, the Company amended and restated its Head Management Agreement with Maritime to provide that in the event of a change of control of the Company during the management period or within 12 months after the early termination of the Head Management Agreement, then the Company will pay to Maritime an amount equal to 2.5 times the then annual administration fees.

The ship-management fees and the administration fees will be adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year.

The fees charged by Maritime during the years ended December 31, 2013, 2014 and 2015, totaled $1,150, $1,102 and $2,153, respectively. Of these amounts, (i) $468, $611 and $577 for the years ended December 31, 2013, 2014 and 2015, respectively, are separately reflected in the accompanying consolidated statements of comprehensive income/(loss) as Management fees, related parties, (ii) $503, $255 and $10 for the years ended December 31, 2013, 2014 and 2015, respectively, which relate to the supervision costs during the vessels construction period and commission on the acquisition of the vessels are included as a component of Vessels, net, in the accompanying consolidated balance sheets (Note 6), (iii) $179, $236 and $321 for the years ended December 31, 2013, 2014 and 2015, respectively, are included in Voyage related costs and commissions in the accompanying consolidated statements of comprehensive income/(loss) and (iv) $1,245 for the year ended December 31, 2015, is included in the accompanying consolidated statement of comprehensive income in General and administrative expenses. During the years ended December 31, 2013, 2014 and 2015, no commissions on revenues from charter hire agreements relating to Northsea Alpha and Northsea Beta were charged by Maritime, since Secondone and Thirdone have entered into separate commercial management agreements with NST, discussed in Note 1 above.

On April 23, 2015, the Company issued a promissory note amounting to $625 (the “Note”) in favor of Maritime Investors. The Note was issued in return for the payment of $600 by Maritime Investors to LS on behalf of Pyxis, representing the cash consideration of the Merger. The remaining balance of the Note covered miscellaneous transaction costs. On October 28, 2015, Pyxis and Maritime Investors agreed to replace the existing Note of $625 with a new promissory note of $2,500, payable on January 15, 2017. The additional amount of $1,875 was provided in lieu of additional, newly issued, fully paid and non-assessable shares of Pyxis common stock, in accordance with the terms of the amended Agreement and Plan of Merger (Note 1). The new promissory note bears an interest rate of 2.75% per annum payable quarterly in arrears in cash or additional Pyxis shares, at a price per Pyxis share based on a five day volume weighted average price, at Pyxis’ discretion. As of December 31, 2015, the amount of $2,500 is separately reflected in the consolidated balance sheet under non-current liabilities.

Accrued interest for the period from the replacement date of the Note until December 31, 2015, amounted to $12, and is included in Interest and finance costs, net in the accompanying consolidated statement of comprehensive income for the year ended December 31, 2015.

As of December 31, 2014 and 2015, the balances due to Maritime were $131 and $121, respectively and are included in Due to related parties in the accompanying consolidated balance sheets. The balances with Maritime are interest free and with no specific repayment terms.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

4.	Inventories:

The amounts in the accompanying consolidated balance sheets as at December 31, 2014 and 2015 are analyzed as follows:

	2014	2015
Lubricants	643	583
Bunkers	261	—
Total	904	583

5.	Advances for Vessel Acquisition:

On October 6, 2011, Seventhone contracted with a shipyard for the construction and purchase of a newbuilding vessel (Pyxis Theta) at a contract price of $37,100. The vessel was delivered to Seventhone on September 16, 2013 at cost of $38,155 (Note 6).

On February 28, 2013, Eighthone contracted with a shipyard for the construction and purchase of a newbuilding vessel (Pyxis Epsilon) at a contract price of $32,200. The vessel was delivered on January 14, 2015.

The amounts shown in the accompanying 2014 consolidated balance sheet includes payments to the shipyard, capitalized commissions, management fees and fees for supervision services from Maritime and capitalized interest cost.

The movement of the account in the accompanying consolidated balance sheets as at December 31, 2014 and 2015 is as follows:

	2013	2014	2015
Beginning balance	15,571	6,805	13,728
Pre-delivery installments and other vessel equipment	28,580	6,440	18,743
Supervision fees - related parties (Note 3)	181	255	10
Capitalised interest (Note 13)	306	228	13
Purchase commission – related parties (Note 3)	322	—	—
Transferred to vessel cost (Note 6)	(38,155)	—	(32,494)
Total	6,805	13,728	—

The amount of $28,580 comprises payments towards the Pyxis Theta for various equipment of $83 and installments paid to the shipyard of $22,057, following price adjustment of $263, concerning compensation for the vessel’s late delivery and items not delivered by the shipyard and payments towards Hull S-1153 (Pyxis Epsilon) of $6,440.

The amount of $18,743 refers to the delivery installment for the Pyxis Epsilon paid to the shipyard of $19,320, net of $550, concerning compensation for the vessel’s late delivery and a final credit to the Company of $27.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

6.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance January 1, 2013	105,350	(13,525)	91,825
Depreciation	—	(4,520)	(4,520)
Transfer from advances for vessel acquisition (Note 5)	38,155	—	38,155
Balance December 31, 2013	143,505	(18,045)	125,460
Additions to vessel cost	233	—	233
Depreciation	—	(5,446)	(5,446)
Vessel impairment charge	(16,530)	—	(16,530)
Balance December 31, 2014	127,208	(23,491)	103,717
Depreciation	—	(5,710)	(5,710)
Transfer from advances for vessel acquisition (Note 5)	32,494	—	32,494
Balance December 31, 2015	159,702	(29,201)	130,501

Seventhone took delivery of the Pyxis Theta on September 16, 2013. As a result, $36,920 of advances paid to the shipyard together with $1,235 of capitalized costs (out of which $22,141 and $444, respectively, were incurred during the year ended December 31, 2013), were transferred from Advances for vessel acquisition to Vessels, net.

Eighthone took delivery of the Pyxis Epsilon on January 14, 2015. As a result, $31,623 of advances paid to the shipyard together with $871 of capitalized costs (out of which $18,743 and $23, respectively, were incurred during the year ended December 31, 2015), were transferred from Advances for vessel acquisition to Vessels, net.

As of December 31, 2014, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review indicated that such carrying amount was not fully recoverable for the Company’s vessel Pyxis Malou. Consequently the carrying value of this vessel was written down resulting in total impairment charge of $16,930, of which $16,530 was charged against Vessels, net, based on level 3 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine brokers.

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 8.

7.	Deferred Charges:

The movement in Deferred charges in the accompanying consolidated balance sheets are as follows:

Special Survey
Costs
Balance January 1, 2013	413
Amortization	(157)
Balance, December 31, 2013	256
Additions	469
Amortization	(203)
Impairment charge	(400)
Balance, December 31, 2014	122
Additions	888
Amortization	(174)
Balance, December 31, 2015	836

The amortization of the special survey costs is separately reflected in the accompanying consolidated statements of comprehensive income/(loss).

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

Impairment charge of $400 relates to the impairment of the Pyxis Malou as of December 31, 2014 discussed in Note 2 and Note 6.

8.	Long-term Debt:

The amounts shown in the accompanying consolidated balance sheets at December 31, 2014 and 2015 are analyzed as follows:

Vessel (Borrower)	2014	2015
(a) Northsea Alpha (Secondone)	5,728	5,268
(a) Northsea Beta (Thirdone)	5,728	5,268
(b) Pyxis Malou (Fourthone)	24,630	22,490
(c) Pyxis Delta (Sixthone)	11,137	9,787
(c) Pyxis Theta (Seventhone)	19,734	18,481
(d) Pyxis Epsilon (Eighthone)	—	19,800
Total	66,957	81,094

Current portion	5,663	7,263
Less: Current portion of deferred financing costs	(134)	(168)
Current portion of long-term debt, net	5,529	7,095

Long-term portion	61,294	73,831
Less: Non current portion of deferred financing costs	(303)	(375)
Long-term debt, net of current portion	60,991	73,456

(a)

In September 2007, Secondone and Thirdone jointly entered into a loan agreement with a financial institution for an amount of up to $24,560, in order to partly finance the acquisition cost of the vessels Northsea Alpha and Northsea Beta.

For each of Secondone and Thirdone, the outstanding balance of the loan at December 31, 2015 of $5,268, is repayable in nine semiannual installments of $230 each, the first falling due in February 2016, and the last installment accompanied by a balloon payment of $3,198 falling due in May 2020.

The loan is secured by a first priority mortgage over the two vessels, a first priority assignment of the vessels’ insurances and earnings and by a corporate guarantee. The loan agreement contains customary ship finance covenants including restrictions as to changes in management and ownership of the vessels, as well as a requirement that the minimum security cover (“MSC”) be at least 133% of the respective outstanding loan balance for each of the vessels.

On October 23, 2015, Secondone and Thirdone entered into a supplemental agreement to their loan agreement (see Note 8(b) herein).

(b)	Based on a loan agreement concluded on December 12, 2008, in February 2009, Fourthone borrowed $41,600 in order to partly finance the acquisition cost of the Pyxis Malou.

As of December 31, 2014, Fourthone was not in compliance with its loan covenant related to the MSC ratio. The covenant required Fourthone to maintain a market value of Pyxis Malou of at least 125% of its balance under the loan agreement. As of December 31, 2014, no waiver had been obtained for this non-compliance and, accordingly, the bank had the right to require Fourthone, within 30 business days from the date of the written demand of the bank, to either prepay the loan in such amount as may be necessary to cause the market value of the vessel to equal or exceed the MSC ratio or provide such additional collateral as may be acceptable to the bank to bring Fourthone into compliance with the required MSC ratio. In accordance with a letter received by the lending bank of Secondone, Thirdone and Fourthone on March 23, 2015, Fourthone, was not required to make any deficiency payment, subject to certain changes to the loan agreements with these vessel-owning companies. Accordingly, on October 23, 2015, Fourthone also concluded a supplemental agreement to its loan agreement.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

The terms of the supplemental agreements with Secondone, Thirdone and Fourthone  and the respective new security documents provide among other things, as follows:

i.	the margins under the loan agreements were increased to 1.75% p.a.,
ii.

Fourthone’s outstanding loan balance of $22,490 as of December 31, 2015, will be repaid in nine consecutive semi-annual instalments of $1,070 each, plus a balloon instalment of $12,860 on May 31, 2020,

iii.	a second priority mortgage was registered over the Northsea Alpha and the Northsea Beta,
iv.	Maritime was released as the corporate guarantor and was replaced by Pyxis, and
v.

Pyxis undertakes to maintain on each of December 31, 2015 and March 31, 2016, minimum cash deposits at the higher of $4,500 or $750 per vessel in its fleet. On each of June 30, September 30, December 31 and March 31 of each year thereafter, Pyxis undertakes to maintain minimum cash deposits at the higher of $5,000 or $750 per vessel in its fleet, of which $2,500 shall be freely available and unencumbered cash under deposit by Pyxis. At any time that the number of vessels in the fleet exceeds ten, the minimum cash requirement shall be reduced to an amount of $500, for each vessel in the fleet that exceeds ten.

(c)

In March 2010, Sixthone borrowed $15,000 in order to partly finance the acquisition cost of the Pyxis Delta. The outstanding balance of the loan at January 29, 2013 of $11,371, was fully prepaid using proceeds received from a capital contribution and existing available cash, at a discount on the then outstanding amount (Note 9). Savings of $1,114 is reflected under interest and finance costs in the 2013 consolidated statement of comprehensive income (Note 13). On October 12, 2012, Sixthone and Seventhone, concluded as joint and several borrowers a loan agreement with a financial institution in order to partly finance the acquisition and construction cost of: (i) the Pyxis Delta (Tranche A: up to the lesser of $16,000 and 60% of the market value of the Pyxis Delta) and (ii) the Pyxis Theta (Tranche B: up to the lesser of $21,300 and 60% of the initial market value of the Pyxis Theta). On February 13, 2013, Sixthone and Seventhone entered into a supplemental agreement with the bank to revise Tranche A to an amount of up to $14,000. The amount drawn down by Sixthone associated with Tranche A on February 15, 2013, was $13,500. On September 9, 2013, Seventhone drew down $21,300 associated with Tranche B.

For both Tranches A and B, the tenor is five years but in no event later than June 30, 2017 for Tranche A and January 31, 2019 for Tranche B. The loan bears interest at three month LIBOR plus a margin of 3.35% per annum, payable quarterly. As of December 31, 2015, the outstanding balance of Tranche A of $9,787 corresponding to Sixthone, is repayable in six quarterly installments of $338 each, the first falling due in February 2016, and the last together with a balloon payment of $7,759 falling due in May 2017. As of December 31, 2015, the outstanding balance of Tranche B of $18,481 corresponding to Seventhone, is repayable in 11 quarterly installments of $313 each, the first falling due in March 2016 and the last together with a balloon payment of $15,038 falling due in September 2018.

The loan is secured by a first priority mortgage over the two vessels, a first priority assignment of the vessels’ insurances and earnings and by a corporate guarantee. The loan agreement contains customary ship finance covenants including restrictions as to changes in management and ownership of the vessels, as well as a requirement that the “MSC” be at least 130% of the respective outstanding loan balance for each of the vessels. In addition, the loan includes the maintenance of minimum deposits with the bank of $1,000 and the maintenance of a maximum corporate leverage ratio, requiring the ratio of total liabilities over the market value of the group’s adjusted total assets (total assets adjusted to reflect the market value of all group vessels) not to exceed 65% in the relevant year.

On October 23, 2015, Sixthone and Seventhone concluded a supplemental agreement to their loan agreement, according to which Holdings was released as the corporate guarantor and was replaced by Pyxis.

(d)

Based on a loan agreement concluded on January 12, 2015, Eighthone borrowed $21,000 on the same date in order to partly finance the construction cost of the Pyxis Epsilon. The loan bears interest at three month LIBOR plus a margin of 2.9% per annum, payable quarterly. The outstanding balance of the loan at December 31, 2015, of $19,800 is repayable in five quarterly installments of $400 each, the first falling due in January 2016, followed by 20 quarterly installments of $300 each, the last together with a balloon payment of $11,800 falling due in January 2022.

Among others, the loan contains a minimum liquidity requirement for the group of companies owned by the corporate guarantor, of at least the higher of: i) $750 multiplied by the number of vessels owned by Pyxis’ subsidiaries and ii) during Pyxis’ first two financial quarters following its listing on NASDAQ, debt service for the following three months and thereafter, debt service for the following six months.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

In addition, the loan includes the maintenance of a maximum corporate leverage ratio, requiring the ratio of total liabilities over the market value of the group’s adjusted total assets (total assets adjusted to reflect the market value of all group vessels) not to exceed 75% in the relevant year.

On October 23, 2015, Eighthone concluded a supplemental loan agreement, according to which Holdings was released as the corporate guarantor and was replaced by Pyxis.

Each loan is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings. Each loan agreement contains customary ship finance covenants including restrictions as to changes in management and ownership of the vessel, in dividends distribution when certain financial ratios are not met, as well as requirements regarding MSC ratios.

The annual principal payments required to be made after December 31, 2015, are as follows:

Year ending December 31,	Amount
2016	7,263
2017	14,050
2018	20,235
2019	4,260
2020	21,986
2021 and thereafter	13,300
Total	81,094

Total interest expense on long-term debt for the years ended December 31, 2013, 2014 and 2015, amounted to $1,460, $1,796 and $2,359, respectively, and is included in Interest and finance costs, net (Note 13) in the accompanying consolidated statements of comprehensive income/(loss). Of the above amounts $306, $228 and $13 for the years ended December 31, 2013, 2014 and 2015, respectively, were capitalized and are included in Advances for vessels acquisition and Vessels, net, respectively. The Company’s weighted average interest rate (including the margin) for the years ended December 31, 2013, 2014 and 2015, was 2.40%, 2.57% and 2.78% per annum, respectively.

9.	Common Stock Equity of Contributed Entities and Additional Paid-In Capital:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares and 50,000,000 preferred shares with a par value of USD 0.001 per share, out of which 10,000,000 common shares were issued to Maritime Investors upon formation of Pyxis.

In connection with the Merger and as provided in the Agreement and Plan of Merger, the Company further issued: i) to Maritime Investors, 7,002,445 common “true-up” shares following the transfer of the shares of the vessel-owning companies to Pyxis and ii) to LS shareholders and Maxim Group LLC (Pyxis’ financial advisor), 931,761 and 310,465 common shares, respectively. In connection with the closing of the Merger, each post-split common share of LS was cancelled and was exchanged for the right to receive 1.0667 shares of Pyxis common stock.

The amounts shown in the accompanying consolidated balance sheets as Additional paid-in capital represent contributions made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes, net of subsequent distributions primarily from re-imbursement of certain payments to shipyards in respect to the construction of new-built vessels.

The capital contributions for 2013 of $22,247 consist of $5,550 representing the fourth installment payment for the construction of the Pyxis Theta, $6,440 representing the first and second installment payments for the construction of the Pyxis Epsilon (Note 5) and $10,257 relating to the early repayment of the outstanding principal under the loan discussed in Note 8(c) above.

The capital contributions for 2014 of $18,824 consist of $6,424 representing the third and fourth installment payments for the construction of the Pyxis Epsilon (Note 5) and of $12,400 representing amounts due to Maritime which Holdings undertook the obligation to pay.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

In addition, paid-in capital includes transaction costs relating to the Merger of $3,080, comprising: i) the fees charged by Pyxis’ legal advisors, consultants and auditors, totaling to $820, ii) $625 representing the cash consideration to LS shareholders upon execution of the Merger and miscellaneous transactional costs and iii) an aggregate $1,635 fee due to Maxim Group LLC, of which $300 was paid in cash and $1,335 was compensated through the issuance of restricted stock (i.e., 310,465 Pyxis’ common shares) at the date of the Merger and accounted for as transaction cost. The aforementioned transaction costs totaling to $1,745 payable in cash were recognized in equity.

On October 28, 2015, the Company’s Board of Directors approved an equity incentive plan (the “EIP”), providing for the granting of share-based awards to directors, officers and employees of the Company and its affiliates and to its consultants and service providers. The maximum aggregate number of shares of common stock of the Company, that may be delivered pursuant to awards granted under the EIP, shall be equal to 15% of the then issued and outstanding number of shares of common stock. On the same date the Company’s Board of Directors approved the issuance of 33,222 restricted shares of the Company’s common stock to certain of its officers. As of December 31, 2015, all such shares had vested and none were issued. The respective stock compensation recognized in the consolidated statement of comprehensive income under General and administrative expenses for the year ended December 31, 2015, amounted to $143.

Stockholder’s re-imbursements/distributions for the years ended December 31, 2013, 2014 and 2015 amounted to $13,457, $nil and $1,248 respectively.

10.	Earnings per Common Share:

	2013	2014	2015
Net income/(loss) available to common stockholders	1,592	(19,243)	3,505

Weighted average common shares outstanding	18,244,671	18,244,671	18,244,671

Dilutive effect of stock granted under the EIP	-	-	33,222

Weighted average common shares – diluted (Note 9)	18,244,671	18,244,671	18,277,893

Basic earnings per common share	0.09	(1.05)	0.19

Diluted earnings per common share	-	-	0.19

Basic earnings per share for the years ended December 31, 2013 and 2014, reflect retrospectively the common shares issued upon formation of Pyxis and in connection with the consummation of the Merger. Dilutive earnings per share has been adjusted to reflect the restricted shares of the Company’s common stock to certain of its officers, granted during the year ended December 31, 2015 under the Company’s EIP (Note 9).

11.	Risk Management:

The principal financial assets of the Company consist of cash and cash equivalents, amounts due from related parties and trade accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable and due to related parties.

Interest Rate Risk

The Company’s interest rates are calculated at LIBOR plus a margin. Long-term loans and repayment terms are described in Note 8. The Company’s exposure to market risk from changes in interest rates relates to the Company’s bank debt obligations.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

Credit Risk

Credit risk is minimized since accounts receivable from charterers are presented net of the relevant provision for uncollectible amounts, whenever required. On the balance sheet date there were no significant concentrations on credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Currency risk

The Company’s transactions are denominated primarily in U.S. Dollars; therefore overall currency exchange risk is limited. Balances in foreign currency other than U.S. Dollars are not considered significant.

Fair Value

The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their respective approximate their respective carrying amounts due to their short term nature. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates.

The Company at December 31, 2014, determined the fair value of one of its vessels at market value, through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements. Level 3 data are derived principally from or corroborated by unobservable data, for example brokers valuations. The Company performs such an exercise on an annual basis and whenever circumstances indicate so. All other nonfinancial assets or nonfinancial liabilities are carried at fair value at December 31, 2015.

12.	Commitments and Contingencies:

Long-term Time Charters: Future minimum contractual charter revenues, gross of 1.25% brokerage commissions to Maritime, and of any other brokerage commissions to third parties, based on vessels committed, non-cancelable, long-term time charter contracts as of December 31, 2015 are as follows:

Year ending December 31,	Amount
2016	16,801
2017	282
17,083

Make Whole Right and Financial Guarantee (Note 11): In the event that subsequent to the Merger, Pyxis completes a primary common share financing (a “Future Pyxis Offering”) at a an offering price per share (the “New Offering Price”) lower than the valuation ascribed to the share of Pyxis common stock received by the former LS stockholders pursuant to the Agreement and Plan of Merger (the “Consideration Value”), Pyxis will be obligated to make “whole” the former LS stockholders  as of April 29, 2015 (the “Make Whole Record Date”) pursuant to which such LS stockholders will be entitled to receive additional shares of Pyxis common stock to compensate them for the difference between the New Offering Price and the Consideration Value (the “Make Whole Right”). The Make Whole Right shall only apply to the first Future Pyxis Offering following the closing of the Merger which results in gross proceeds to Pyxis of at least $5,000, excluding any proceeds received from any shares purchased or sold by Maritime Investors or its affiliates.

In addition, the Make Whole Right provides that should Pyxis fail to complete a Future Pyxis Offering within a date which is three years from the date of the closing of the Merger, each former LS stockholder who has held his Pyxis shares continuously from the date of the Make Whole Record Date (the “Legacy LS Stockholders”) until the expiration of such three year period, will have a 24-hour option (the “Put Period”) to require Pyxis to purchase from such Legacy LS Stockholders, a pro rata amount of Pyxis common stock that would result in aggregate gross proceeds to the Legacy LS Stockholders, in an amount not to exceed $2,000; provided that in no event shall a Legacy LS Stockholder receive an amount per share greater than the Consideration Value (the “Financial Guarantee”).

Under ASC 815, the Make Whole Right does not meet the criteria to be accounted for as a derivative instrument under “Derivatives and Hedging.” since it is not readily convertible into cash. The Make Whole Right requires the Company to issue its own equity shares and according to ASC 460 “Guarantees”, the Company is not required to recognize an initial liability. If a Future Pyxis Offering was completed as of December 31, 2015, the maximum number of shares that may have been issued to Legacy LS Stockholders would

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2014 and 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data)

have amounted to 2,248,058, based on the closing price of the stock at December 31, 2015 of $1.26, the Consideration Value at the Merger date of $4.30, and assuming that the number of Legacy LS Stockholders at December 31, 2015 is the same as the number at the Make Whole Record Date.

The Financial Guarantee is accounted under ASC 460-10 “Guarantees – Option Based Contracts”. No liability for the Financial Guarantee has been reflected in the accompanying 2015 consolidated balance sheet, assuming that a Future Pyxis Offering will take place, the number of shares to be repurchased is not fixed, and the New Offering Price will be at a minimum equal to the Consideration Value. The Company controls the timing of any Future Pyxis Offering and the New Offering Price of any Pyxis shares in such future offering will be subject to U.S. capital markets conditions and investors’ interest.

Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

13.	Interest and Finance Cost:

The amounts in the accompanying consolidated statements of comprehensive income / (loss) are analyzed as follows:

	2013	2014	2015
Interest on long-term debt (Note 8)	1,460	1,796	2,359
Interest on Promissory Note (Note 3)	—	—	12
Capitalized interest (Note 5)	(306)	(228)	(13)
Loan commitment fees	169	—	—
Discount on early debt repayment	(1,114)	—	—
Amortization of deferred financing costs (Note 8)	193	136	173
Total	402	1,704	2,531

14.	Subsequent Events:

(i)

On February 23, 2016, the Company received a de-listing notification from the NASDAQ Stock Market, because the closing bid price of the Company's common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement. On March 10, 2016, the NASDAQ Stock Market notified the Company that this deficiency was remediated, because the closing bid price of its common stock remained higher than $1.00 per share for ten consecutive business days following the submission of the de-listing notice.

(ii)	On March 15, 2016, the Company issued the 33,222 restricted shares of its common stock, which had been granted in 2015 to certain of its officers under the EIP (Note 9).