Form 20-F
period 2016-12-31
Pyxis Tankers Inc.
filed 2017-03-28
CIK 1640043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Common Stock, par value U.S. $0.001 per share: 18,277,893 as of December 31, 2016

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

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements in this Annual Report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Item 3. Key Information – D. Risk Factors” section of this Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

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

The following table presents in each case for the periods and at the dates indicated, our selected consolidated financial and operating data for each of the years in the three-year period ended December 31, 2016. You should read the table together with “Item 5 - Operating and Financial Review and Prospects”. Our selected consolidated financial data is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. GAAP. Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2014, 2015 and 2016 and the consolidated balance sheets at December 31, 2015 and 2016, together with the notes thereto, are included in “Item 18. Financial Statements” and you should read them in their entirety.

Statements of Comprehensive Income / (Loss) Data	Year ended December 31,
(In thousands of U.S. Dollars, except per share data)	2014	2015	2016
Voyage revenues	$27,760	$33,170	$30,710
Voyage related costs and commissions	(10,030)	(4,725)	(6,611)
Vessel operating expenses	(11,064)	(13,188)	(12,871)
General and administrative expenses	(93)	(1,773)	(2,574)
Management fees, related parties	(611)	(577)	(631)
Management fees, other	(922)	(1,061)	(1,024)
Depreciation and amortization of special survey costs	(5,649)	(5,884)	(6,004)
Vessel impairment charge	(16,930)	—	(3,998)
Other income	—	74	—
Interest expenses and finance cost, net	(1,704)	(2,531)	(2,810)
Net (loss) / income	$(19,243)	$3,505	$(5,813)

(Loss) / earnings per common share, basic and diluted	$(1.05)	$0.19	$(0.32)

Weighted average number of shares, basic	18,244,671	18,244,671	18,277,893

Weighted average number of shares, diluted	18,244,671	18,277,893	18,277,893

Balance Sheets Data	Year ended December 31,
(In thousands of U.S. Dollars)	2015	2016

Total current assets	$6,028	$4,184
Total other non-current assets	5,193	5,215
Total fixed assets, net	130,501	121,341
Total assets	141,722	130,740
Total current liabilities	11,200	12,870
Total non-current liabilities	75,956	69,117
Total stockholders’ equity	$54,566	$48,753

Statements of Cash Flows Data	Year ended December 31,
(In thousands of U.S. Dollars)	2014	2015	2016

Net cash provided by operating activities	$5,362	$12,366	$4,446
Net cash used in investing activities	(7,156)	(18,766)	—
Net cash provided / (used in) by financing activities	241	9,875	(7,785)
Change in cash and cash equivalents	$(1,553)	$3,475	$(3,339)

	Year ended December 31,
	2014	2015	2016
Ownership days (1)	1,825	2,177	2,196
Available days (2)	1,806	2,137	2,176
Operating days (3)	1,694	2,092	1,986
Utilization % (4)	93.8%	97.9%	91.3%
Daily time charter equivalent rate (5)	$10,466	$13,597	$12,134
Average number of vessels (6)	5.0	6.0	6.0
Number of vessels at period end	5	6	6
Weighted average age of vessels (7)	5.0	4.8	5.8

(1)

Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.

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

(5)

Daily time charter equivalent (“TCE”) is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.

(6)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.

(7)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dead weight tonnage (“dwt”) of each vessel on the total fleet dwt.

Recent Daily Fleet Data:
(In U.S. Dollars, except for Utilization %)		Year ended December 31,
		2014	2015	2016
Eco-Efficient MR2: (2 of our vessels)
	TCE	15,210	15,631	15,015
	Opex	5,584	6,430	5,754
	Utilization %	100.0%	99.4%	97.0%
Eco-Modified MR2: (1 of our vessels)
	TCE	12,596	17,480	10,705
	Opex	6,802	6,461	6,255
	Utilization %	86.4%	91.3%	92.9%
Standard MR2: (1 of our vessels)
	TCE	12,019	17,237	15,504
	Opex	6,739	6,325	6,772
	Utilization %	95.4%	100.0%	90.5%
Handysize Tankers: (2 of our vessels)
	TCE	6,200	7,622	7,939
	Opex	5,581	5,358	5,315
	Utilization %	93.4%	98.6%	85.1%
Fleet: (6 vessels)
	TCE	10,466	13,597	12,134
	Opex	6,062	6,058	5,861
	Utilization %	93.8%	97.9%	91.3%

Vessel operating expenses per day (“Opex”) are our vessel operating expenses for a vessel, which consist primarily of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the days in the applicable period. Please see “Item 4. Information on the Company – B. Business Overview – The International Product Tanker Shipping Industry – Eco Ships” for a description of the terms “eco-efficient”, “eco-modified” and “standard”.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Industry

Operating ocean-going vessels is inherently risky.

The operation of ocean-going vessels in international trade is affected by a number of risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events, including bad weather, grounding, fire, explosions, mechanical failure, personal injury, vessel and cargo property loss or damage, hostilities, labor strikes, adverse weather conditions, stowaways, placement on our vessels of illegal drugs and other contraband by smugglers, war, terrorism, piracy, human error, environmental accidents generally, collisions and other catastrophic natural and marine disasters. An accident involving any of our vessels could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, damage to our customer relationships, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business or higher insurance rates.

In addition, the operation of tankers, and product tankers in particular, has unique operational risks associated with the transportation of refined petroleum products and chemicals. A spill of refined petroleum products or chemicals may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. We could also become subject to personal injury or property damage claims relating to the release of, or exposure to, hazardous materials associated with our operations. Violations of, or liabilities under, environmental requirements also can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels. Compared to other types of vessels, product tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision or other cause due to the high flammability and high volume of the products transported in tankers. In addition, if our vessels are found with contraband, we may face governmental or other regulatory claims. Any of these circumstances or events could negatively impact our business, results of operations and financial condition.

If our vessels suffer damage, they may need to be repaired at a shipyard. The costs of repairs are unpredictable and may be substantial. We may have to pay repairs that our insurance does not cover in full. In addition, we may be unable to find space at a suitable shipyard or our vessels may be forced to travel to a shipyard that is not conveniently located to our vessels’ positions. The loss of revenues and continuation of certain operating expenses while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial conditions. In addition, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

We operate our vessels worldwide and as a result, our vessels are exposed to international risks that may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. In addition to the circumstances and events summarized above, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions that may reduce our revenue or increase our expenses. International shipping is also subject to various security and customs inspection and related procedures in countries of origin and destination and transshipment points. Inspection procedures can result in the seizure of cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations and financial condition.

Charter hire rates for product tankers are cyclical and volatile.

The product tanker market is cyclical and volatile in charter hire rates. The degree of charter hire rate volatility among different types of product tankers has varied widely, and, as a result, our ability to charter, or to re-charter our vessels upon the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the product tanker market at that time and changes in the supply and demand for vessel capacity. After reaching historic highs in mid-2008, charter hire rates for product tankers declined significantly before increasing in 2015 and then declining again in 2016. If charter hire rates remain depressed or fall further in the future when our charters expire, we may be unable to re-charter our vessels at rates as favorable to us, with the result that our earnings and available cash flow will continue to be adversely affected. In addition, a decline in charter hire rates will likely cause the value of our vessels to decline.

Charter hire rates depend on the demand for, and supply of, product tanker vessels. The factors that influence the demand for product tanker vessel capacity are unpredictable and outside of our control, and include, among others:

•	demand and supply for refined petroleum products and other liquid bulk products such as vegetable and edible oils;
•	competition from alternative sources of energy and a shift in consumer demand towards other energy resources such as wind, solar or water energy;
•	regional availability of refining capacity;
•	the globalization of manufacturing;
•	global and regional economic and political conditions and developments in international trade;
•

increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those areas;

•	changes in seaborne and other transportation patterns, including changes in the distances over which refined petroleum and chemical cargoes are transported;
•	competition from other shipping companies and other modes of transportation that compete with product tankers;
•	environmental and other regulatory developments;
•	international sanctions, embargoes, import and export restrictions, nationalizations and wars;
•	currency exchange rates; and
•	weather and natural disasters.

The factors that influence the supply of product tanker vessel capacity are also outside of our control and unpredictable and include, among others:

•	the number of product tanker newbuilding deliveries;
•	the scrapping rate of older product tankers;
•	the price of steel and vessel equipment;
•	the cost of newbuildings and the cost of retrofitting or modifying secondhand product tankers as a result of charterer requirements;
•	availability and cost of capital;
•	cost and supply of labor;
•	technological advances in product tanker design and capacity;
•	conversion of product tankers to other uses and the conversion of other vessels to product tankers;
•	product tanker freight rates, which are themselves affected by factors that may affect the rate of newbuilding, scrapping and laying-up of product tankers;
•	port and canal congestion;
•	exchange rate fluctuations;
•	changes in environmental and other regulations that may limit the useful lives of product tankers; and
•	the number of product tankers that are out of service.

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

Product tanker rates fluctuate based on seasonal variations in demand.

Product tanker markets are typically stronger in the winter months as a result of increased refined petroleum products consumption in the northern hemisphere and weaker in the summer months as a result of lower consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. Unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The price volatility of products resulting from these factors has historically led to increased product trading activities in the winter months. As a result, revenues generated by vessels are typically weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31. If increased revenues generated in the fall/winter months are not sufficient to offset any decreases in revenue in the spring/summer months, it may have an adverse effect on our business results, results of operations and financial condition.

An over-supply of product tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of product tankers is affected by a number of factors such as the demand for energy resources, oil, petroleum and chemical products, as well as overall global economic growth. There has been a global trend towards energy efficient technologies and alternative sources of energy. In the long-term, demand for oil may be reduced by increased availability of such energy sources and machines that run on them. In addition, reduced global supply of oil due to coordinated action, such as the production cuts recently agreed by the Organization of Petroleum Exporting Countries (“OPEC”) and other oil producing nations, may lead to an over-supply of product tanker capacity due to lower demand for the transportation of refined petroleum products.

Furthermore, if the capacity of new ships delivered exceeds the capacity of product tankers being scrapped and lost, product tanker capacity will increase. For example, as of February 28, 2017, the order book for medium range (“MR”) tankers represented 5.3% of the existing fleet and the order book may increase further in the future. If the supply of product tanker capacity increases and if the demand for product tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline.

A reduction in charter rates and the value of our vessels for any of these reasons may have a material adverse effect on our business, results of operations and financial condition.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in many regions of the world. Although the frequency of piracy on ocean-going vessels has decreased since 2014, piracy incidents continue to occur, such as in the Gulf of Aden off the coast of Somalia and the Gulf of Guinea. Tanker vessels are particularly vulnerable to attacks by pirates. If regions in which our vessels are deployed are characterized as “war risk’’ zones or “war and strikes” listed areas by insurers, or other parties such as the Joint War Committee of Lloyds Insurance and IUA Company, premiums payable for coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents. In addition, any detention hijacking as a result of an act of piracy against our vessels could increase the cost or affect the availability of insurance for our vessels. These risks could have a material adverse impact on our business, results of operations and financial condition.

Our substantial operations outside the United States expose us to political, governmental and economic instability.

Our operations are primarily conducted outside the United States and may be adversely affected by changing or adverse political, governmental and economic conditions in the countries where our vessels are flagged or registered, and in the regions where we operate. In particular, we may derive some portion of our revenues from our vessels transporting refined petroleum products from politically unstable regions.

Terrorist attacks, such as the attacks that occurred against targets in the United States on September 11, 2001, Mumbai on November 26, 2008, Paris on November 13, 2015, Nice on July 14, 2016, and continuing hostilities in Iraq, Syria, Afghanistan and elsewhere in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance causing instability. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions, or a disruption of, or limit to, trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

Our operations are also potentially vulnerable to economic instability inherent in political and government risk. In particular, the shipping industry, like many others, is dependent on the continued growth of emerging markets. For example, the Chinese government’s reputation and economic reforms continue to develop. Many of the reforms by the Chinese government are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. Due to these and other risks, there can be no assurance that China’s economy will continue to exhibit high growth.

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

Political instability in Greece may have an adverse impact on our and our ship manager, Pyxis Maritime Corp.’s (“Maritime”), operations in that country. We are headquartered in Greece, which continues to be in the midst of an economic crisis that includes, among other things, a high budget deficit compared to previous years. The Greek government is adopting reforms, and it is not clear how this new legislation will be implemented in practice. On August 19, 2015, the European Commission signed a Memorandum of Understanding (the “MoU”) with Greece following approval by the European Stability Mechanism Board of Governors for further stability support accompanied by a third economic adjustment program. Within the scope of the MoU, the Greek government has committed to phasing out special tax treatments of the shipping industry. Over recent years, Greece has subjected foreign flag vessels (jointly with their owners and their Greece-based ship managers) to tonnage tax equal to that payable for equivalent Greek flag vessels on condition of providing a tax credit for the equivalent taxes actually incurred in respect of the same vessels towards their flag states. Greece has also enacted legislation increasing the levels of tonnage tax by 4% until 2020 in conformity with the MoU. In addition, Greek tax-related shipping legislation is currently under scrutiny by the EU Competition Commission, and the European Commission has the ability to amend the existing shipping tax-related legislation in Greece by early 2019. As part of its reforms, the government in Greece may impose additional taxes on ship management companies located in Greece, as well as on shipowners with vessels under the management of such Greece-based managers, including on shipping income which currently benefits from a dividend tax exemption.

Any of these factors may interfere with the operation of our vessels, increase the cost and risk that insurance will be unavailable, insufficient or more expensive for our vessels and increase our costs, which could harm our business, results of operations and financial condition.

The current global economic condition and financial environment may negatively affect our business.

In recent years, businesses in the global economy have faced slower growth, recessions, limited or no credit or credit on less favorable terms than previously obtained, lower demand for goods and services, reduced liquidity and declining capital markets. These factors have had, and in part continue to have, a negative effect on the demand for refined petroleum products including fuel oil or bunkers, which, along with diminished trade credit available for the delivery of such cargoes have led to decreased demand for product tankers, creating downward pressure on charter rates and reduced product tanker values. In particular, a significant number of the port calls we expect our vessels to make will likely involve the loading or discharging of cargo in ports in Organization of Economic Cooperation and Development countries and the Asia Pacific region. China’s economy has shown signs of slowing its growth rate. We cannot assure you that the Chinese, Indian or Japanese economies, which generate a substantial amount of demand for shipping companies, will not experience a significant contraction or otherwise negatively change in the future, especially due to the recent effects from the turmoil in the Chinese capital markets. Moreover, a significant or protracted slowdown in the economies of the United States, the European Union (“EU”) or various Asian countries may adversely affect economic growth in China and elsewhere. In addition, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for our services.

These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, especially those lending in the shipping industry, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), increased margins or lending rates or have refused to refinance existing debt at all. Moreover, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Further tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities.

Global economic conditions remain fragile with uncertainty surrounding full recovery and long-term prospects. If the current global economic and financial environment persists or worsens, we may be negatively affected in the following ways, among others:

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

In addition, as a result of the ongoing economic slump in Greece and the related austerity measures implemented by the Greek government, our and Maritime’s operations in Greece will likely be subjected to new regulations that will require us to incur new or additional compliance or other administrative costs and may require us to pay to the Greek government new taxes or other fees as described above. In particular, a recently enacted social security reform is likely to require us and Maritime to incur additional social security costs regarding our and Maritime’s Greek based personnel. Furthermore, the continuing debt crisis in Greece and a possible default in the future may undermine Greece’s political and economic stability and may lead it to exit the Eurozone, which may adversely affect our and Maritime’s operations located in Greece. Even though the Greek government has enacted measures to ease the flow of foreign funds transferred to Greece, we also face the risk that continued capital controls on banking deposits with Greek financial institutions and future strikes, work stoppages and civil unrest within Greece may disrupt our shore-side operations and those of Maritime’s employees located in Greece.

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

Although no vessels owned or operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Iran, Sudan, and Syria, in the future, our vessels may call on ports in these countries from time to time on charterers’ instructions in violation of contractual provisions that prohibit them from doing so. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions on companies, such as us, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

In 2012, President Barack Obama signed Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contact with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “Iran Threat Reduction Act”), which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, financial transactions subject to U.S. jurisdiction, and U.S. ports for that person’s vessels for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the Joint Plan of Action (“JPOA”). Under the JPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the United States and the EU would voluntarily suspend certain sanctions for a period of six months.

On January 20, 2014, the United States and EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries, initially for the six-month period beginning January 20, 2014 and ending July 20, 2014. The JPOA has since been extended on multiple occasions.

On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program (the “JCPOA”), which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for ten years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016 (“Implementation Day”), the United States joined the EU and the United Nations in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency (“IAEA”), that Iran had satisfied its respective obligations under the JCPOA.

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

We do not do business in sanctions-targeted jurisdictions. We have not entered into agreements or other arrangements with the governments or any governmental entities of sanctioned countries, and we do not have any direct business dealings with officials or representatives of any sanctioned governments or entities. However, it is nevertheless possible that third-party charterers of our vessels, or their sub-charterers, may arrange for vessels in our fleet to call on ports located in one or more sanctioned countries. To avoid this, and maintain our compliance with applicable sanctions and embargo laws and regulations, we have various policies and controls in place, such as, among others, the monitoring and review of the movement of our vessels, as well as the cargo being transported by our vessels, on a continuing basis, and provisions in our charter contracts that restrict our vessels from visiting countries targeted by sanctions or embargo laws.

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

Generally under the terms of the time charters for our vessels, a vessel would be placed off-hire (that is, the charterer could cease to pay charter hire) for any period during which it is “arrested” for a reason not arising from the fault of the charterer. Under maritime law in many jurisdictions, and under the International Convention on Arrest of Ships, 1999, crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagees, suppliers of goods and services to a vessel and shippers and consignees of cargo and others entitled to a maritime lien against the vessel may enforce their lien by “arresting” a vessel through court processes. In addition, claims may be brought by parties in hostile jurisdictions or on fictitious grounds or for claims against previous owners, if any, or in respect of previous cargoes. Any such claims could lead to the arrest of the vessel, against which the ship owner would have to post security to have the arrest lifted and to defend against such claims.

In addition, in those countries adopting the International Convention on Arrest of Ships, 1999, and in certain other jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s maritime lien has arisen, but also any “associated” vessel owned or controlled by the legal or beneficial owner of that vessel. While in some of the jurisdictions which have adopted this doctrine, liability for damages is limited in scope and would only extend to a company and its vessel-owning subsidiaries, there can be no assurance that liability for damages caused by a vessel managed by International Tanker Management, our technical manager (“ITM”) (but otherwise with no affiliation to us at all), would not be asserted against us or one or more of our vessels. The arrest of one or more vessels in our fleet could result in a material loss of cash flow for us and/or require us to pay substantial sums to have the arrest lifted.

Governments could requisition our vessels during a period of war or emergency.

A government could take actions for requisition of title, hire or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, a government could requisition our vessels for hire, which occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could negatively impact our business, results of operations and financial condition.

We are subject to increasingly complex laws and regulations, including environmental and safety laws and regulations, which expose us to liability and significant additional expenditures, and can adversely affect our insurance coverage and access to certain ports as well as our business, results of operations and financial condition.

Our operations are affected by extensive and changing international, national and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration.

These laws and regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990 (the “OPA”), requirements of the U.S Coast Guard (“USCG”) and the U.S. Environmental Protection Agency (the “EPA”), the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (the “CERCLA”), the U.S. Clean Air Act of 1970 (as amended from time to time and referred to herein as the “CAA”), the U.S. Clean Water Act of 1972 (as amended from time to time and referred to herein as the “CWA”), the International Maritime Organization (the “IMO”), the International Convention on Civil Liability for Oil Pollution Damage of 1969 (as amended from time to time and referred to herein as the “CLC”), the IMO International Convention on Civil Liability for Bunker Oil Pollution Damages (the “Bunker Convention”), the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as amended from time to time and referred to herein as “MARPOL”), including designation of Emission Control Areas (“ECAs”) thereunder, the IMO International Convention for the Safety of Life at Sea of 1974 (as amended from time to time and referred to herein as the “SOLAS Convention”) and the International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”) promulgated thereby, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), the IMO International Convention on Load Lines of 1966 (as from time to time amended), the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”), the International Labour Organization (“ILO”), the Maritime Labour Convention (“MLC”) and EU regulations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under the OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks.

The safe operation of our vessels is affected by the requirements of the ISM Code, promulgated by the IMO under the SOLAS Convention. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of safety and environmental protection policies setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, invalidation of our existing insurance, or reduction in available insurance coverage for our affected vessels. Such noncompliance may also result in a denial of access to, or detention in, certain ports.

Compliance with such laws and regulations, where applicable, may require installation of costly equipment, vessel modifications, operational changes or restrictions, a reduction in cargo-capacity and may affect the resale value or useful lives of our vessels as well as result in the denial of access to, or detention in, certain jurisdictional waters or ports. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, even to scrap or sell certain vessels altogether and generally to increase our compliance costs. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations. All of the above, both individually and cumulatively, could have a material adverse effect on our business, results of operations and financial condition.

Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cyber-security regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cyber-security threats. This might cause companies to cultivate additional procedures for monitoring cyber-security, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

For more information on laws and regulations applicable to our business, please see “Item 4. Information on the Company – B. Business Description – Government Regulation; Effect of Existing or Probable Governmental Regulations on the Business; Costs and Effect of Compliance with Environmental Laws”.

The failure to maintain class certifications of authorized classification societies on one or more of our vessels would affect our ability to employ such vessels.

The hull and machinery of every commercial vessel must be certified as meeting its class requirements by a classification society authorized by the vessel’s country of registry. The classification society certifies that the vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the SOLAS Convention. The operating vessels in our fleet are classed by the major classification societies, Nippon Kaiji Kyokai (“NKK”) and Det Norske Veritas (“DNV GL”). ITM and the vessels in our fleet have also been awarded certifications from major classification societies under the ISM Code. In order for a vessel to maintain its classification, the vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle under which the machinery would be surveyed from time to time over a five year period. All of the vessels in our fleet on time charters or operating on the spot market are on special survey cycles for both hull and machinery inspection. Every vessel may also be required to be dry-docked every two to three years for inspection of the underwater parts of the vessel. If a vessel fails any survey or otherwise fails to maintain its class, the vessel will be unable to trade and will be unemployable, and may subject us to claims from the charterer if it has chartered the vessel, which would negatively impact our revenues as well as our reputation.

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

We are indemnified for certain liabilities incurred while operating our vessels through membership in protection and indemnity associations, which are mutual insurance associations whose members contribute to cover losses sustained by other association members. Claims are paid through the aggregate premiums (typically annually) of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the association may include those incurred by members of the association, as well as claims submitted to the association from other protection and indemnity associations with which our association has entered into inter-association agreements. We cannot assure you that the associations to which we belong will remain viable.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance, the impact of the stress of operations and stipulations from classification societies. If new product tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our financial condition and available cash could be adversely affected.

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

The spot market is highly competitive and volatile, and spot charter rates may fluctuate dramatically based on the competitive factors listed in the preceding risk factor. Significant fluctuations in spot charter rates may result in significant fluctuations in our ability to continuously re-charter our vessels upon the expiration or termination of their current spot charters and in the earnings of our vessels operating on the spot market. Since we charter a number of our vessels on the spot market, and may in the future also admit our vessels in pools trading on the spot market, we have exposure to the cyclicality and volatility of the spot charter market. By focusing the employment of some of the vessels in our fleet on the spot market, we will benefit if conditions in this market strengthen. However, we will also be particularly vulnerable to declining spot charter rates. Future spot charters may continue to be at the rates currently prevailing in the spot market at which we cannot operate our vessels profitably and may fall further. If spot charter rates remain at current levels or decrease further, our earnings will be adversely impacted to the extent we have vessels trading on the spot market.

We may be unable to secure medium- and long-term employment for our vessels at profitable rates.

One of our strategies is to explore and selectively enter into or renew medium- and long-term, fixed rate time and bareboat charters for some of the vessels in our fleet in order to provide us with a base of stable cash flows and to manage charter rate volatility. However, the process for obtaining longer term charters is highly competitive and generally involves a more lengthy and intense screening and vetting process and the submission of competitive bids, compared to shorter term charters. In addition to the quality, age and suitability of the vessel, longer term charters tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

•	office assessments and audits of the vessel operator;
•	the operator’s environmental, health and safety record;
•	compliance with heightened industry standards that have been set by several oil companies and other charterers;
•

compliance with several oil companies and other charterers’ codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical requirements and relationships with third-parties;

•	shipping industry relationships, reputation for customer service, technical and operating expertise and safety record;
•	shipping experience and quality of ship operations, including cost-effectiveness;
•	quality, experience and technical capability of crews;
•	the ability to finance vessels at competitive rates and overall financial stability;
•	relationships with shipyards and the ability to obtain suitable berths with on-time delivery of new vessels according to customer’s specifications;
•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
•	competitiveness of the bid in terms of overall price.

We cannot assure you that we would be successful in winning medium- and long-term employment for our vessels at profitable rates.

Our ability to obtain new customers will depend upon a number of factors, many of which are beyond our control.

Our ability to obtain new customers will depend upon a number of factors, many of which are beyond our control. These include, among others, our ability to: successfully manage our liquidity and obtain the necessary financing to fund our anticipated growth; attract, hire, train and retain qualified personnel and technical managers to manage and operate our fleet; identify and consummate desirable acquisitions, joint ventures or strategic alliances; and identify and capitalize on opportunities in new markets. ITM may not be approved through the vessel vetting process of certain charterers, thereby limiting our ability to develop new customers.

We may not be able to successfully mix our charter durations profitably.

It may be difficult to properly balance time and spot charters and anticipate trends in these markets. If we are successful in employing vessels under medium- and long-term charters, those vessels will not be available for the spot market during an upturn in the product tanker demand cycle, when spot trading may be more profitable. By contrast, at the expiration of our charters, if a charter terminates early for any reason or if we acquire vessels charter-free, we may want to charter or re-charter our vessels under medium- and long-term charters. Should more vessels be available on the spot or short-term market at the time we are seeking to fix new medium- to long-term time charters, we may have difficulty entering into such charters at profitable rates and for any term other than a short-term and, as a result, our cash flow may be subject to instability. A more active short-term or spot market may require us to enter into charters on all our vessels based on fluctuating market rates, as opposed to long-term contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the charter rates for product tankers are depressed. If we cannot successfully employ our vessels in a profitable mix of medium- and long-term time charters and on the spot market, our business, results of operations and financial condition could be adversely affected.

We have become reliant on Maritime, an entity affiliated with our Chairman and Chief Executive Officer, Mr. Valentis, for our short-term working capital financing.

At December 31, 2016, Maritime extended $2.0 million of advances which we used to pay various operating costs, debt service and other obligations. In the near-term, we expect Maritime to advance us additional funds for similar purposes. There are no specific repayment terms with respect to these advances, which Maritime controls as our manager. We cannot assure you that in the future we will be able to rely on Maritime for this working capital financing on similar terms, or at all, or on what terms Maritime will request repayment. If our operating cash flows are insufficient to satisfy our liquidity needs, we may have to rely on the sale of assets or additional equity financing to raise adequate funds or restructure our indebtedness, or a combination thereof. An inability to continue this financing in the future from Maritime or the imposition by Maritime of repayment terms that are unfavorable to us may negatively affect our liquidity position and our ability to fund our ongoing operations.

Counterparties, including charterers or technical managers, could fail to meet their obligations to us.

We enter into, among other things, memoranda of agreement, charter parties, ship management agreements and loan agreements with third parties with respect to the purchase and operation of our fleet and our business. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under these agreements with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. In particular, we face credit risk with our charterers. It is possible that not all of our charterers will provide detailed financial information regarding their operations. As a result, charterer risk is largely assessed on the basis of our charterers’ reputation in the market, and even on that basis, there can be no assurance that they can or will fulfill their obligations under the contracts we enter into with them.

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

Our operating results are dependent on our ability to successfully control our operating and voyage expenses. Under our ship management agreements with ITM we are required to pay for vessel operating expenses (which includes crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses), and, for spot charters, voyage expenses (which include bunker expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and conversions). These expenses depend upon a variety of factors, many of which are beyond our or the technical manager’s control, including unexpected increases in costs for crews, insurance or spare parts for our vessels, unexpected dry-dock repairs, mechanical failures or human error (including revenue lost in off-hire days), arrest action against our vessels due to failure to pay debts, disputes with creditors or claims by third parties, labor strikes, severe weather conditions, any quarantines of our vessels and uncertainties in the world oil markets. Some of these costs, primarily relating to voyage expenses, have been increasing and may increase, possibly significantly, in the future. Repair costs are unpredictable and can be substantial, some of which may not be covered by insurance. If our vessels are subject to unexpected or unscheduled off-hire time, it could adversely affect our cash flow and may expose us to claims for liquidated damages if the vessel is chartered at the time of the unscheduled off-hire period. The cost of dry-docking repairs, additional off-hire time, an increase in our operating expenses and/or the obligation to pay any liquidated damages could adversely affect our business, results of operations and financial condition.

In addition, to the extent our vessels are employed under spot charters in the future, our expenses may be impacted by increases in bunker costs and by canal costs, including the cost of canal-related delays incurred by employment of the vessels on certain routes. Unlike time charters in which the charterer bears all bunker and canal costs, in spot charters we bear these costs. Because it is not possible to predict the future price of bunker or canal-related costs when fixing spot charters, a significant rise in these costs could have an adverse impact on the costs associated with any spot charters we enter into and our earnings. Additionally, an increase in the price of bunkers beyond our expectations may adversely affect our profitability at the time we negotiate time or bareboat charters. Proposed low-sulfur bunker rules may result in a significant increase in vessel bunker costs starting in 2020.

We will be required to make substantial capital expenditures, for which we may be dependent on additional financing, to maintain the vessels we own or to acquire other vessels.

We must make substantial capital expenditures to maintain, over the long-term, the operating capacity of our fleet. Our business strategy is also based in part upon the expansion of our fleet through the purchase of additional vessels. Maintenance capital expenditures include dry-docking expenses, modification of existing vessels or acquisitions of new vessels to the extent these expenditures are incurred to maintain the operating capacity of our fleet. In addition, we expect to incur significant maintenance costs for our current and any newly-acquired vessels. A newbuilding vessel must be dry-docked within five years of its delivery from a shipyard, and vessels are typically dry-docked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. We estimate the cost to dry-dock a vessel is between $0.2 and $0.9 million (including estimated expenditures for upgrades to comply with new ballast water treatment system regulations), depending on the size and condition of the vessel and the location of dry-docking. In addition, capital maintenance expenditures could increase as a result of changes in the cost of labor and materials, customer requirements, increases in the size of our fleet, governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment and competitive standards.

To purchase additional vessels from time to time, we may be required to incur additional borrowings or raise capital through the sale of debt or additional equity securities. Asset impairments, financial stress, enforcement actions and credit rating pressures experienced in recent years by financial institutions to extend credit to the shipping industry due to depressed shipping rates and the deterioration of asset values that have led to losses in many banks’ shipping portfolios, as well as changes in overall banking regulations, have severely constrained the availability of credit for shipping companies like us. For example, following heavy losses in its shipping portfolio, and at the EU Commission’s behest, one of our lenders, HSH Nordbank AG, has initiated a process to be privatized by the end of February 2018.

In addition, our ability to obtain bank financing or to access the capital markets for future offerings may be limited by the terms of our existing credit agreements, our financial condition, the actual or perceived credit quality of our customers, and any defaults by them, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.

We cannot assure you that we will be able to obtain such additional financing in the future on terms that are acceptable to us or at all. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition. In addition, our actual operating and maintenance capital expenditures will vary significantly from quarter to quarter based on, among other things, the number of vessels dry-docked during that quarter. Even if we are successful in obtaining the necessary funds for capital expenditures, the terms of such financings could limit our ability to pay dividends to our stockholders. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant dilution.

Any vessel modification projects we undertake could have significant cost overruns, delays or fail to achieve the intended results.

Market volatility and higher bunker prices, coupled with increased regulation and concern about the environmental impact of the international shipping industry, have led to an increased focus on bunker efficiency. Many shipbuilders have implemented vessel modification programs for their existing ships in an attempt to capture potential efficiency gains. We will consider making modifications to our fleet in instances when we believe the efficiency gains will result in a positive return for our stockholders. However, these types of projects are subject to risks of delay and cost overruns, resulting from shortages of equipment, unforeseen engineering problems, work stoppages, unanticipated cost increases, inability to obtain necessary certifications and approvals, shortages of materials or skilled labor, among other problems. In addition, any completed modification may not achieve the full expected benefits or could even compromise the fleet’s ability to operate at higher speeds, which is an important factor in generating additional revenue in an improving freight rate environment. The failure to successfully complete any modification project we undertake or any significant cost overruns or delays in any retrofitting projects could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to implement our business strategy successfully or manage our growth effectively.

Our future growth will depend on the successful implementation of our business strategy. A principal focus of our business strategy is to grow by expanding the size of our fleet while capitalizing on a mix of charter types, including on the spot market. Our future growth will depend upon a number of factors, some of which are not within our control. These factors include, among others, our ability to:

•	identify suitable tankers and/or shipping companies for acquisitions at attractive prices;
•	identify and consummate desirable acquisitions, joint ventures or strategic alliances;
•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;
•	improve our operating, financial and accounting systems and controls; and
•	obtain required financing for our existing and new vessels and operations.

Acquisitions of vessels may not be profitable to us at or after the time we acquire them. We may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;
•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance vessel acquisitions;
•	significantly increase our interest expense or financial leverage if we incur additional debt to finance vessel acquisitions;
•	fail to integrate any acquired tankers or businesses successfully with our existing operations, accounting systems and infrastructure generally;
•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired, particularly if any vessel we acquire proves not to be in good condition; or
•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

In addition, unlike newbuildings, secondhand vessels typically provide very limited or no warranties with respect to the condition of the vessel. While we expect we would inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for, and operated exclusively by, us. Generally, we do not receive the benefit of warranties from the builders of the secondhand vessels that we acquire.

We also seek to take advantage of changing market conditions, which may include taking advantage of pooling arrangements or profit sharing components of the charters we may enter into. In addition, our future growth will depend upon our ability to: maintain or develop new and existing customer relationships; employ vessels consistent with our chartering strategy; successfully manage our liquidity and expenses; and identify and capitalize on opportunities in new markets. Changing market and regulatory conditions may require or result in the sale or other disposition of vessels we are not able to charter because of customer preferences or because they are not or will not be compliant with existing or future rules, regulations and conventions. Additional vessels of the age and quality we desire may not be available for purchase at prices we are prepared to pay or at delivery times acceptable to us, and we may not be able to dispose of vessels at reasonable prices, if at all.

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

New vessels, during their initial period of operation, have the possibility of encountering structural, mechanical and electrical problems as well as unexpected incremental start-up costs. Typically, the purchaser of a newbuilding will receive the benefit of a warranty from the shipyard for newbuildings, but we cannot assure you that any warranty we obtain will be able to resolve any problem with the vessel without additional costs to us and off-hire periods for the vessel. Upon delivery of a newbuild vessel from a shipyard, we may incur operating expenses above the incremental start-up costs typically associated with such a delivery and such expenses may include, among others, additional crew training, consumables and spares.

Delays in deliveries of additional vessels, our decision to cancel an order for purchase of a vessel, or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our operating results.

We expect to purchase additional vessels from time to time. The delivery of these vessels, or vessels on order, could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations. The delivery of vessels we propose to order or that are on order could be delayed because of, among other things:

•	work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels;
•	quality or other engineering problems;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	lack of raw materials;
•	bankruptcy or other financial crisis of the shipyard building the vessels;
•	our inability to obtain requisite financing or make timely payments;
•	a backlog of orders at the shipyard building the vessels;
•	hostilities or political or economic disturbances in the countries where the vessels are being built;
•	weather interference or a catastrophic event, such as a major earthquake, typhoon or fire;
•	our requests for changes to the original vessel specifications;
•	shortages or delays in the receipt of necessary construction materials, such as steel;
•	our inability to obtain requisite permits or approvals;
•	a dispute with the shipyard building the vessels, non-performance of the purchase or construction agreement with respect to a vessel by the seller or the shipyard as applicable;
•	our inability to obtain requisite permits, approvals or financings; or
•	damage to or destruction of vessels while being operated by the seller prior to the delivery date.

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

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires our management to make various estimates including future charter rates, operating expenses and dry-dock costs. All of these items have been historically volatile. We reviewed, as of December 31, 2016, the carrying amount in connection with the estimated recoverable amount for each of our vessels. This review indicated that such carrying amount was not fully recoverable for the Northsea Alpha and the Northsea Beta. Consequently, we wrote down the carrying value of these vessels and recorded a total vessel impairment charge of $4.0 million.

Our charterers may terminate charters early or choose not to re-charter with us, which could adversely affect our business, results of operations and financial condition.

Our charters may terminate earlier than the dates indicated in the charter party agreements. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive loss of the relevant vessel, the requisition for hire of the relevant vessel, the dry-docking of the relevant vessel for a certain period of time or the failure of the relevant vessel to meet specified performance criteria. An early termination of our charters may adversely affect our business, results of operations and financial condition.

We cannot predict whether any of our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. Also, we may incur additional costs depending on where the vessel is re-delivered to us. We may also employ our vessels on the spot-charter market, which is subject to greater rate fluctuation than the time charter market. If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our available cash may be significantly reduced or eliminated.

We are dependent on the services of our founder and Chief Executive Officer and other members of our senior management team.

We are dependent upon our Chief Executive Officer, Mr. Valentios (“Eddie”) Valentis, and the other members of our senior management team for the principal decisions with respect to our business activities. The loss or unavailability of the services of any of these key members of our management team for any significant period of time, or the inability of these individuals to manage or delegate their responsibilities successfully as our business grows, could adversely affect our business, results of operations and financial condition. If the individuals were no longer to be affiliated with us, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result. We do not maintain “key man” life insurance for our Chief Executive Officer or other members of our senior management team.

Our founder, Chairman and Chief Executive Officer has affiliations with Maritime, which may create conflicts of interest.

Mr. Valentis, our founder, Chairman and Chief Executive Officer, also owns and controls Maritime. His responsibilities and relationships with Maritime could create conflicts of interest between us, on the one hand, and Maritime, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with Maritime. Maritime entered into a head management agreement with us and into separate ship management agreements with our subsidiaries. The negotiation of these management arrangements may have resulted in certain terms that may not reflect market standard terms or may include terms that could not have been obtained from arms-length negotiations with unaffiliated third parties for similar services.

In addition, Maritime may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of December 31, 2016, Maritime provided commercial management services to one tanker vessel, other than the vessels in our fleet, that was owned or operated by one or more entities affiliated with Mr. Valentis, and such entities may acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our business, results of operations and financial condition.

Several of our senior executive officers do not, and certain of our officers in the future may not, devote all of their time to our business, which may hinder our ability to operate successfully.

Mr. Valentis, our Chairman and Chief Executive Officer, Mr. Lytras, our Chief Operating Officer, Mr. Williams, our Chief Financial Officer, and Mr. Backos, our General Counsel, Senior Vice President and Secretary, participate, and other of our senior officers which we may appoint in the future may also participate, in business activities not associated with us. As a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to our stockholders as well as stockholders of other companies with which they may be affiliated. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, results of operations and financial condition.

Our senior executive officers and directors may not be able to successfully manage a publicly traded company.

None of our senior executive officers or directors have previously managed a publicly traded company, and they may not be successful in doing so. The demands of managing a publicly traded company such as us are much greater as compared to those of a private company, and some of our senior executive officers and directors may not be able to successfully meet those increased demands.

As we expand our business, both we and Maritime may need to improve our operating and financial systems and Maritime will need to recruit and retain suitable employees and crew for our vessels.

Our and Maritime’s current operating and financial systems may not be adequate as the size of our fleet expands, and attempts to improve those systems may be ineffective. In addition, as we expand our fleet, Maritime may need to recruit and retain suitable additional seafarers and shore based administrative and management personnel. We cannot guarantee that Maritime will be able to continue to hire suitable employees as we expand our fleet. If we or Maritime encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to accomplish the above, our financial reporting performance may be adversely affected and, among other things, it may not be compliant with Securities and Exchange Commission (“SEC”) rules.

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

Certain of our insurance coverage, such as tort liability (including pollution-related liability), is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. Claims submitted to the association may include those incurred by members of the association, as well as claims submitted to the association from other protection and indemnity associations with which our association has entered into inter-association agreements. We cannot assure you that the associations to which we belong will remain viable. If such associations do not remain viable or are unable to cover our losses, we may have to pay what our insurance does not cover in full.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. We maintain for each of the vessels in our existing fleet pollution liability coverage insurance in the amount of $1.0 billion per incident. A catastrophic oil spill or marine disaster could exceed such insurance coverage. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. The circumstances of a spill, including non-compliance with environmental laws, could also result in the denial of coverage, protracted litigation and delayed or diminished insurance recoveries or settlements. The insurance that may be available to us may be significantly more expensive than our existing coverage. Furthermore, even if insurance coverage is adequate, we may not be able to obtain a timely replacement vessel in the event of a loss. Any of these circumstances or events could negatively impact our business, results of operations and financial condition.

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

Maritime and ITM are privately held companies and there is little or no publicly available information about them.

The ability of Maritime and ITM to render their respective management services will depend in part on their own financial strength. Circumstances beyond each such company’s control could impair its financial strength. Because each of these companies is privately held, information about each company’s financial strength is not available. As a result, we and an investor in our securities might have little advance warning of financial or other problems affecting either Maritime or ITM even though its financial or other problems could have a material adverse effect on us and our stockholders.

Our vessels may operate in pooling arrangements in the future, which may or may not be beneficial compared to chartering our vessels outside of a pool.

In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on factors, which may include its cargo capacity, speed and bunker consumption, and actual on-hire performance. Pooling arrangements are intended to maximize vessel utilization. However, pooling arrangements are dependent on the spot charter market, in which rates fluctuate. We cannot assure you that entering any of our vessels into a pool will be beneficial to us compared to chartering our vessels outside of a pool. If we participate in, or for any reason our vessels cease to participate in a pooling arrangement, their utilization rates could fall and the amount of additional hire paid could decrease, either of which could have an adverse effect on our business, results of operations and financial condition. We also cannot assure you that if we join a pooling arrangement that we will continue to use the pooling arrangement or whether the pools our vessels could participate in will continue to exist in the future.

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

Under our time and spot charters, we are responsible for the safekeeping of cargo entrusted to us and must properly maintain and control equipment and other apparatus to ensure that cargo is not lost or damaged in transit. Claims and any liability for loss or damage to cargo that is not covered by insurance could harm our reputation and adversely affect our business, financial condition and results of operations.

We may face labor interruptions.

A majority of the crew members on the vessels in our fleet that are under time or spot charters are employed under collective bargaining agreements. ITM is a party to some of these collective bargaining agreements. These collective bargaining agreements and any employment arrangements with crew members on the vessels in our fleet may not prevent labor interruptions and are subject to renegotiation in the future. Any labor interruptions, including due to failure to successfully renegotiate collective bargaining employment agreements with the crew members on the vessels in our fleet, could disrupt our operations and could adversely affect our business, financial condition and results of operations.

A cyber-attack could materially disrupt our business.

We and our ship managers rely on information technology systems and networks in our and their operations and business administration. Our or any of our ship managers' operations and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data. A successful cyber-attack could materially disrupt our or our managers' operations, which could also adversely affect the safety of our operations or result in the unauthorized release or alteration of information in our or our managers' systems. Such an attack on us, or our managers, could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny, diminished customer confidence and damage to our reputation. We do not maintain cyber-liability insurance at this time to cover such losses. As a result, a cyber-attack or other breach of any such information technology systems could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to our Indebtedness

We may not be able to generate sufficient cash flow to meet our debt service and other obligations.

Our ability to make scheduled payments on our outstanding indebtedness and other obligations will depend on our ability to generate cash from operations in the future. Our future financial and operating performance will be affected by a range of economic, financial, competitive, regulatory, business and other factors that we cannot control, such as general economic and financial conditions in the tanker sector or the economy generally. In particular, our ability to generate steady cash flow will depend on our ability to secure charters at acceptable rates. Our ability to renew our existing charters or obtain new charters at acceptable rates or at all will depend on the prevailing economic and competitive conditions.

Amounts borrowed under our loan agreements bear interest at variable rates. Increases in prevailing interest rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease.

In addition, our existing loan agreements require us to maintain various cash balances, our financial and operating performance is also dependent on our subsidiaries' ability to make distributions to us, whether in the form of dividends, loans or otherwise. The timing and amount of such distributions will depend on restrictions on our various debt instruments, our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

At any time that our operating cash flows are insufficient to service our debt and other liquidity needs, we may be forced to take actions such as increasing our accounts payable and/or our amounts due to related parties, reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, seeking bankruptcy protection or any combination of the foregoing. For example, at December 31, 2016, our accounts payable were $3.1 million and our amount due to related parties was $2.0 million, which represented increases of $2.0 and $1.8 million, respectively, since December 31, 2015. We cannot assure you that any of the actions listed above could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. As of December 31, 2016, our total bank debt outstanding, net of deferred financing costs, aggregated $73.4 million. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions as, among other things, if we are unable to meet our debt obligations or if some other default occurs under our loan agreements, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and foreclose against the collateral vessels securing that debt. Any such action could also result in an impairment of cash flows and our ability to service debt in the future.

The market values of our vessels may decrease, which could cause, as in the past, us to breach covenants in our loan agreements.

The fair market values of product tankers have generally experienced high volatility. You should expect the market value of our vessels to fluctuate. Values for ships can fluctuate substantially over time due to a number of factors, including, among others:

•	prevailing economic conditions in the energy markets;
•	a substantial or extended decline in demand for refined products;
•	competition from other shipping companies and other modes of transportation;
•	the level of worldwide refined petroleum product production and exports;
•	changes in the supply-demand balance of the global product tanker market;
•	applicable governmental regulations;
•	the availability of newbuild and newer, more advanced vessels at attractive prices compared to our vessels;
•	changes in prevailing charter hire rates;
•	the physical condition of the vessel;
•	the vessel’s size, age, technical specifications, efficiency and operational flexibility; and
•

the cost of retrofitting or modifying existing ships, as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

If the market value of our fleet declines further, we may not be able to incur debt at all or on terms that are acceptable to us. An additional decrease in these values could cause us to breach certain covenants that are contained in our loan agreements and in future financing agreements. Prior to the consummation of the merger agreed to in the Agreement and Plan of Merger, which we entered into on April 23, 2015 (the “LookSmart Agreement”), vessel value fluctuations caused us to not comply with the minimum security covenant in our subsidiary’s loan agreement with Commerzbank AG (“Commerzbank”). In connection with our obtaining Commerzbank’s consent to the merger, in October 2015 we provided Commerzbank with a new guarantee (in place of the prior one given by Maritime) and security in the Northern Alpha and Northsea Beta as additional collateral to satisfy such non-compliance.

If we breach covenants in our loan agreements or future financing agreements and are unable to cure the breach, our lenders could accelerate our debt repayment and foreclose on vessels in our fleet. In addition, as vessels grow older, they generally decline in value. If for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations and financial condition could be adversely affected. During 2016, the market value of our fleet declined more rapidly than book value as the vessels aged, and this trend may continue in the future. Accordingly, we will incur losses on disposition if we sell vessels below their depreciated book value. Please see “Item 4. Information on the Company – B. Business Overview – The International Product Tanker Shipping Industry” for information concerning historical prices of product tankers.

Restrictive covenants in our current and future loan agreements may impose financial and other restrictions on us.

The restrictions and covenants in our current and future loan agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. Our current loan agreements contain, and future financing agreements will likely contain, restrictive covenants that prohibit us or our subsidiaries from, among other things:

•

paying dividends under certain circumstances, including if there is a default under the loan agreements or, only with respect to our subsidiaries, Sixthone Corp. (“Sixthone”) and Seventhone Corp. (“Seventhone”), if the ratio of our and our subsidiaries as a group total liabilities to market value adjusted total assets is greater than 65% in the relevant year. As of December 31, 2016, the ratio of total liabilities over the market value of our adjusted total assets was 68%, or 3% higher than the required threshold. As such, until such non-compliance is cured, neither Sixthone nor Seventhone is permitted to distribute dividends to us;

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

In addition, the loan agreements generally contain covenants requiring us, among other things, to ensure that:

•

we maintain minimum cash and cash equivalents based on the number of vessels owned and chartered-in and debt service requirements. Our required minimum cash balance as of December 31, 2015 and 2016 was $4.5 million and $5.0 million, respectively;

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

•	we maintain, depending on the loan agreement, a total liabilities to market value adjusted total assets ratio of no greater than 75%.

As a result of the above, we may need to seek permission from our lenders in order to engage in some corporate actions. The lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

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

Risks Related to Being a Public, Emerging Growth Company

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We expect to remain an “emerging growth company” until December 31, 2020. As an emerging growth company, we are not required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act. Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt-out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt-out is irrevocable. We have elected not to opt-out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will not adopt the new or revised standard until the time private companies are required to adopt the new or revised standard. This may make comparison of our financial statements with other public companies difficult or impossible because of the potential differences in accountant standards used. Investors may find our common stock less attractive because we rely on these provisions. If investors find our common stock less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Any testing by us conducted in connection with Section 404 of Sarbanes-Oxley, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that may require prospective or retroactive changes in our financial statements or identify other areas for further attention or improvement. In addition, for as long as we are an “emerging growth company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of Sarbanes-Oxley. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to restatements of our financial statements and require us to incur the expense of remediation. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to findings in our auditors’ reports and challenge the accuracy of our published audited consolidated financial statements.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board (“PCAOB”) inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. These PCAOB inspections could result in findings in our auditors’ quality control procedures, question the validity of the auditor’s reports on our published consolidated financial statements and cast doubt upon the accuracy of our published audited financial statements.

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

The market price for shares of our common stock could decline as a result of sales by existing stockholders of large numbers of shares of our common stock, or as a result of the perception that such sales may occur. In addition, according to the make-whole right in our LookSmart Agreement, the Legacy LookSmart Stockholders (as defined in “Item 4. Information on the Company – The LookSmart Agreement and Make-Whole Right”) are entitled to receive the value of any difference between $4.30 and the price of our shares in a future offering of common stock of at least $5.0 million completed prior to April 29, 2018. If such an offering had been completed as of December 31, 2016, the maximum number of shares issuable to Legacy LookSmart Stockholders would have amounted to 609,228, based on the closing price of our shares on December 31, 2016 of $2.60 and assuming that all of the original Legacy LookSmart Stockholders retained their make-whole right as of such date and they exercised their right to receive the shares. Please read “Item 4. Information on the Company – The LookSmart Agreement and Make-Whole Right” for information concerning the make-whole right. The ability of Legacy LookSmart Stockholders to obtain additional shares of our common stock and any future sales of shares of our common stock by these and other stockholders might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate or bankruptcy law and, as a result, stockholders may have fewer rights and protections under Marshall Islands law than under a U.S. jurisdiction.

Our corporate affairs are governed by our Articles of Incorporation, Bylaws and the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by management, directors or significant stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction. Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our stockholders and creditors may experience delays in their ability to recover their claims after any such insolvency or bankruptcy.

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

We do not intend to pay dividends in the near future and cannot assure you that we will ever pay dividends.

We do not intend to pay dividends in the near future, and we will make dividend payments to our stockholders in the future only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal, fiduciary and contractual requirements. The payment of any dividends is not guaranteed or assured, and, if paid at all in the future, may be discontinued at any time at the discretion of the board of directors.

Our ability to pay dividends will in any event be subject to factors beyond our control, including the following, among others:

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

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our existing vessels, and subsidiaries we form in the future will own any other vessels we may acquire in the future. All payments under our charters will be made to our subsidiaries. As a result, our ability to meet our financial and other obligations, and to pay dividends in the future, will depend on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of our loan agreements, any financing agreement we may enter into in the future, or by Marshall Islands law, which regulates the payment of dividends by companies. The applicable loan agreement entered into by our subsidiaries, Sixthone and Seventhone, prohibits such subsidiaries from paying any dividends to us unless the ratio of the total liabilities and the market value adjusted total assets (total assets adjusted to reflect the market value of all our vessels) of us and our subsidiaries as a group is 65% or less. As of December 31, 2016, this ratio was 68% and until such non-compliance is cured, we will not be able to receive dividend distributions from these two subsidiaries. If we, Sixthone or Seventhone do not satisfy this requirement or if we or a subsidiary breach a covenant in our loan agreements or any financing agreement we may enter into in the future, such subsidiary may be restricted from paying dividends. If we are unable to obtain funds from our subsidiaries, we will not be able to fund our liquidity needs or pay dividends in the future unless we obtain funds from other sources, which we may not be able to do.

Maritime Investors Inc. (“Maritime Investors”) beneficially owns approximately 93% of our total outstanding common stock, which may limit stockholders’ ability to influence our actions.

Maritime Investors, a corporation controlled by our Chief Executive Officer, Mr. Valentis, beneficially owns approximately 93% of our outstanding common stock and has the power to exert considerable influence over our actions through Maritime Investors’ ability to effectively control matters requiring stockholder approval, including the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether our other stockholders believe that any such transaction is in their or our best interests. For example, Maritime Investors could cause us to consummate a merger or acquisition that increases the amount of our indebtedness or causes us to sell all of our revenue-generating assets. We cannot assure you that the interests of Maritime Investors will coincide with the interests of other stockholders. As a result, the market price of shares of our common stock could be adversely affected.

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

We believe that our corporate governance practices are in compliance with the applicable NASDAQ listing rules and are not prohibited by the laws of the Republic of the Marshall Islands. For a list of the corporate governance practices followed by us in lieu of the corporate governance rules applicable to U.S. domestic companies, please see “Item 16G – Corporate Governance” below.

Anti-takeover provisions in our Articles of Incorporation and Bylaws could make it difficult for our stockholders to replace our board of directors or could have the effect of discouraging an acquisition, which could adversely affect the market price of our common stock.

Several provisions of our Articles of Incorporation and Bylaws make it difficult for our stockholders to change the composition of our board of directors in any one year. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These provisions include:

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

•	prohibiting stockholder action by written consent unless consent is signed by all stockholders entitled to vote on the action;
•	limiting the persons who may call special meetings of stockholders;
•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and
•	restricting business combinations with interested shareholders.

These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

We may have to pay tax on U.S. source income, which would reduce our earnings and cash flow.

Under the Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a vessel-owning or chartering corporation (or “shipping income”) that is attributable to voyages that either begin or end in the United States is characterized as “U.S.-source shipping income” and such income is generally subject to a 4% U.S. federal income tax (on a gross basis) unless that corporation qualifies for exemption from tax under Section 883 of the Code or under an applicable U.S. income tax treaty.

As we and our shipowning subsidiaries are organized under the laws of the Republic of the Marshall Islands, a country with which the United States does not have an income tax treaty, we do not qualify for a treaty-based exemption. However, we believe that we qualify for the exemption from tax under Section 883 of the Code for the 2016 taxable year and intend to take such position on our returns for the 2016 taxable year. Nevertheless, for the 2017 or any later taxable year, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S.-source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if additional shares of our common stock are issued to new shareholders such that, due to their status or unwillingness to cooperate with certain substantiation and reporting requirements, we no longer satisfy one of the ownership test requirements for qualification. Due to the factual nature of the issues involved, we can give no assurances on the availability of the exemption to us.

If we and/or one or more of our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we and/or such subsidiaries would generally be subject for that year to a 4% U.S. federal income tax on the U.S.-source shipping income for that year. The imposition of this tax could have a negative effect on our business and would result in decreased earnings and cash flow. Please see “Item 10. Additional Information – E. Taxation – U.S. Federal Income Taxation of the Company” for a detailed discussion of the qualification for the exemption under Section 883 of the Code.

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

Based on our current and projected operations, we do not believe that we (or any of our subsidiaries) were a PFIC in our 2016 taxable year, nor do we expect us (or any of our subsidiaries) to become a PFIC with respect to the 2017 or any later taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service (“IRS”) or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.

If we were treated as a PFIC for any taxable year, our U.S. shareholders may face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders made an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax upon excess distributions and upon any gain from the disposition of shares of our common stock at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our shares. Please see “Item 10. Additional Information – E. Taxation – U.S. Federal Income Tax Considerations – U.S. Federal Income Taxation of U.S. Holders – Passive Foreign Investment Company Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. holders of our shares of common stock if we are or were to be treated as a PFIC.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company

Our legal and commercial name is Pyxis Tankers Inc. We are an international maritime transportation holding company that was incorporated under the laws of the BCA on March 23, 2015, and we maintain our principal place of business at the offices of our ship manager, Pyxis Maritime Corp., at 59 K. Karamanli, Maroussi 15125, Athens, Greece. Our telephone number at that address is +30 210 638 0200. Our registered agent in the Marshall Islands is The Trust Company of the Marshall Islands, Inc. located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

We own the vessels in our fleet through six separate wholly-owned subsidiaries that were incorporated in the Marshall Islands. We acquired the vessel-owning subsidiaries from affiliates of our founder and Chief Executive Officer in advance of the closing of the transactions contemplated by the LookSmart Agreement. In accordance with the terms of the LookSmart Agreement, LookSmart, Ltd. (“LookSmart”), a company then listed on the NASDAQ Capital Market, completed its merger with and into our wholly-owned subsidiary, Maritime Technologies Corp. on October 28, 2015. As a condition precedent to the consummation of the merger, LookSmart transferred all of its business, assets and liabilities to its wholly-owned subsidiary, LookSmart Group, Inc., and then spun off the ownership of this subsidiary to the LookSmart stockholders. We had a total of 18,244,671 shares of common stock issued and outstanding immediately following the merger and the issuance of our shares to the LookSmart shareholders.

In April 2014, as part of the fifth year special survey dry-docking of the Pyxis Malou, we completed a $0.2 million upgrade program to enhance the vessel’s bunker efficiency and reduce environmental emissions. In January 2015, we took delivery of the newbuild Pyxis Epsilon for a total cost of $32.5 million. In May and June 2015, we completed the fifth year special survey dry-dockings for the Northsea Alpha and the Northsea Beta for a cost of $0.4 million for each vessel. In November 2016, we completed the second fifth year special survey dry-docking for the Pyxis Delta for a cost of $0.4 million.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenues for the last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Furthermore, we are not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this Annual Report.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of the merger; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

B.	Business Overview

Overview

We are an international maritime transportation company focused on the product tanker sector. Our fleet is comprised of six double hull product tankers, which are employed under a mix of spot and medium-term time charters. As of February 28, 2017, our fleet had an average age of 5.9 years, based on dead weight tonnage, compared to an industry average of approximately 10.7, with a total cargo carrying capacity of 216,635 dwt. We acquired these six vessels from affiliates of our founder and Chief Executive Officer, Mr. Eddie Valentis. Four of the vessels in the fleet are MR tankers, three of which have eco-efficient or eco-modified designs, and two are short-range tanker sister ships. Each of the vessels in the fleet has IMO certifications and is capable of transporting refined petroleum products, such as naphtha, gasoline, jet fuel, kerosene, diesel and fuel oil, as well as other liquid bulk items, such as vegetable oils and organic chemicals.

Our principal objective is to own and operate our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the product tanker sector to maximize our revenues. We intend to expand the fleet through selective acquisitions of modern product tankers, primarily MRs, and to employ our vessels through time charters to creditworthy customers and on the spot market. We intend to continually evaluate the markets in which we operate and, based upon our view of market conditions, adjust our mix of vessel employment by counterparty and stagger our charter expirations. In addition, we may choose to opportunistically direct asset sales when conditions are appropriate, and may pursue a sale or long-term strategy for our small tankers.

The Fleet

The following chart provides summary information concerning our fleet as of March 24, 2017:

			Carrying			Charter	Anticipated
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel type	(dwt)	Built	Charter	(per day) (1)	Date
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$13,350	Dec. 2017
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Spot	n/a	n/a
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Spot	n/a	n/a
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$13,125	Sep. 2017
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta (2)	Kejin / China	Small Tanker	8,647	2010	Time	$7,650	Sep. 2017
			216,635

(1)	This table shows gross rates and does not reflect any commissions payable.
(2)

The Northsea Beta’s charterer has an option to extend the charter for six additional months at the same charter rate. We may also withdraw the vessel from this charter upon 30 days’ notice in the event of a sale of the vessel.

Our Charters

We generate revenues by charging customers a fee, typically called charter hire, for the use of our vessels. Customers utilize the vessels to transport their refined petroleum products and other liquid bulk items and have historically entered into the following types of contractual arrangements with us or our affiliates:

•

Time charters: A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate. The customer, also called a charterer, is responsible for substantially all of the vessel’s voyage expenses, which are costs related to a particular voyage including the cost for bunkers and any port fees, cargo loading and unloading expenses, canal tolls and agency fees. In addition, a time charter may include a profit share component, which would enable us to participate in increased profits in the event rates increase above the specified daily rate.

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

The table below sets forth the basic distinctions between these types of charters:

	Time Charter	Spot Charters
Typical contract length	Typically 3 months - 5 years or more	Indefinite but typically less than 3 months
Basis on which charter rate is paid	Per day	Per ton, typically
Voyage expenses	Charterer pays	We pay
Vessel operating costs (1)	We pay	We pay
Off-hire (2)	We pay	We pay

(1)

We are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and the commercial and technical management fees payable to our ship managers. The largest components of our vessel operating costs are generally crews and repairs and maintenance.

(2)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or dry-docking.

Under both time and spot charters on the vessels in the fleet, we are responsible for the technical management of the vessel and for maintaining the vessel, periodic dry-docking, cleaning and painting and performing work required by regulations. We have entered into a contract with Maritime to provide commercial, sale and purchase, and other operations and maintenance services to all of the vessels in our fleet. The chartering services of the Northsea Alpha and the Northsea Beta were performed by North Sea Tankers BV (“NST”), a third party manager, until we terminated our commercial management agreements with NST in 2016, as discussed below. Our vessel-owning subsidiaries have contracted with ITM, a third party technical manager and subsidiary of V. Ships Limited, to provide crewing and technical management to all of the vessels in our fleet. Please see “– Management of Ship Operations, Administration and Safety” below.

We intend to continue to outsource the day-to-day crewing and technical management of all our vessels to ITM. We believe that ITM has a strong reputation for providing high quality technical vessel services, including expertise in efficiently managing tankers. Following our delivery of termination notices to NST, Maritime assumed full commercial management of the Northsea Beta and the Northsea Alpha in June and November 2016, respectively.

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

•

Bareboat Charters. A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer generally provides for all of the vessel’s operating expenses in addition to the voyage costs and assumes all risk of operation. A bareboat charterer will generally be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel, including dry-dockings and insurance.

Our Competitive Strengths

We believe that we possess a number of competitive strengths relative to other product tanker companies, including:

•

High Quality Fleet of Modern Tankers. As of February 28, 2017, our fleet had an average age of 5.9 years, based on dead weight tonnage, compared to an industry average of approximately 10.7. Our fleet of vessels consists mainly of MR tankers that were built in Korean shipyards. We believe these vessels, along with our smaller tankers, provide our customers with high quality and reliable transportation of cargos at competitive operating costs. Owning a modern fleet reduces off-hire time, repairs and maintenance costs, including dry-docking expenses, and improves safety and environmental performance. Also, lenders are attracted to modern, well maintained vessels, which can result in more reasonable terms for secured loans.

•

Established Relationships with Charterers. We have developed long-standing relationships with a number of leading tanker charterers, including major integrated and national oil companies, refiners, international trading firms and large vessel operators, which we believe will benefit us in the future as we continue to grow our business. Our customers have included, among others, Shell, Valero, Koch, Trafigura, Total and Vitol. We strive to meet high standards of operating performance, achieve cost-efficient operations, reliability and safety in all of our operations and maintain long-term relationships with our customers. We believe that our charterers value our fleet of modern, quality tankers as well as our management team’s industry experience. These attributes should allow us to continue to charter our vessels and expand our fleet.

•

Competitive Cost Structure. Even though we currently operate a relatively small number of vessels, we believe we are very cost competitive as compared to other companies in our industry. For example, during the year ended December 31, 2016, our daily operating costs per vessel were $5,861, while our general and administrative expenses were $1,172 per vessel, per ownership day. This is a result of our fleet profile, our experienced technical and commercial managers as well as the hands-on approach and substantial equity ownership of our management team. Our technical manager, ITM, manages 42 tankers, including our vessels. Our technical and commercial management fees aggregate to approximately $750 per day per vessel, which is competitive within our industry. Our collaborative approach between our management team and our external managers creates a platform that we believe is able to deliver excellent operational results at competitive costs and positions us for further growth.

•

Well-Positioned to Capitalize on Improving Rates. We believe our current fleet is positioned to capitalize when spot and time charter rates improve. As of March 24, 2017, we had three tankers under time charters and three under spot voyages. As of March 24, 2017, 39% of our fleet’s available days in 2017 were contracted, exclusive of charterers’ options. For any additional tankers we acquire, we expect to continue to employ our mixed chartering strategy.

•

Experienced Management Team. Our four senior officers, led by our Chairman and Chief Executive Officer, Mr. Valentios Valentis, have combined over 100 years of industry experience in shipping, including vessel ownership, acquisitions, divestitures, newbuildings, dry-dockings and vessel modifications, on-board operations, chartering, technical supervision, corporate management, legal/regulatory, accounting and finance.

Our Business Strategy

Our principal objective is to own, operate and grow our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the tanker sector. Our strategy to achieve this objective includes the following:

•

Maintain High Quality Fleet of Modern Tankers. We intend to maintain a high quality fleet that meets rigorous industry standards and our charterers’ requirements and that has an average age of seven years or less. We consider our fleet to be high quality based on the specifications to which our vessels were built and the reputation of each of the shipyards that built the vessels. We believe that our customers prefer the better reliability, fewer off-hire days and greater operating efficiency of modern, high quality vessels. Our MR tankers include eco-efficient and eco-modified designed vessels which offer the benefits of lower bunker consumption and reduced emissions. In addition, we are able to cost-effectively operate standard older MRs. We also intend to maintain the quality of our fleet through ITM’s comprehensive planned maintenance and preventive maintenance programs.

•

Grow the Fleet Opportunistically. We plan to take advantage of what we believe to be attractive asset values in the product tanker sector to expand our fleet through acquisitions. We believe that demand for tankers will expand as trade routes for liquid cargoes continue to evolve to developed markets, such as those in the United States and Europe, and as changes in refinery production patterns in developing countries such as China and India, as well as in the Middle East, contribute to increases in the transportation of refined petroleum products. We believe that a diversified tanker fleet will enable us to serve our customers across the major tanker trade routes and to continue to develop a global presence. We have strong relationships with reputable owners, charterers, banks and shipyards, which we believe will assist us in identifying attractive vessel acquisition opportunities. We intend to focus primarily on the acquisition of IMO II and III class MR tankers of eight years of age or less, which have been built in Tier 1 Asian shipyards within the last eight years and have modern bunker efficient designs given demands for lower bunker consumption and concerns about environmental emissions. We will also consider acquisitions of newbuild vessels (also called re-sales), which typically have lower operating costs, and of fleets of existing vessels when such acquisitions are accretive to stockholders or provide other strategic or operating advantages to us.

•

Optimize the Operating Efficiency of our Fleet. We evaluate each of our existing and future vessels regarding their operating efficiency, and if we believe it will advance the operation of our fleet and benefit our business, we may make vessel modifications to improve fuel consumption and meet stricter environmental standards. We will consider making such modifications when the vessels complete their charter contracts or undergo scheduled dry-docking, or with new acquisitions, at the time we acquire them. Among the modifications that we monitor and may make in the future to our vessels include: fitting devices that reduce main engine bunker consumption without reducing available power and speed; fitting devices that improve bunker combustion and therefore bunker consumption for auxiliary equipment; efficient electrical power generation and usage; minimizing hull and propeller frictional losses; systems that allow for optimized routing; and systems that allow for improved maintenance, performance monitoring and management. We refer to vessels that have one or more of these modifications as “eco-modified.” We have evaluated and successfully installed in vessels a variety of technologies and equipment that have resulted in operating efficiencies. For example, we completed modifications on the Pyxis Malou during its fifth year special survey that we believe has resulted in our attaining an attractive return on such capital investment in the first year of operation. We will continue to build on our experience with these and other modifications and seek methods to efficiently improve the operational performance of our vessels while keeping costs competitive and in full regulatory compliance.

•

Utilize Portfolio Approach for Commercial Employment. We expect to employ the vessels in our fleet under a mix of spot and time charters (with and without profit share), bareboat charters and pooling arrangements. We expect to diversify our charters by customer and staggered duration. In addition, any long-term time charters we enter into with a profit sharing component will offer us some protection when charter rates decrease, while allowing us to share in increased profits in the event rates increase. We believe that this portfolio approach to vessel employment is an integral part of risk management which will provide us a base of stable cash flows while providing us the optionality to take advantage of rising charter rates and market volatility in the spot market.

•

Preserve Strong Safety Record & Commitment to Customer Service and Support. Maritime and ITM have strong histories of complying with rigorous health, safety and environmental protection standards and have excellent vessel safety records. We intend to maintain these high standards in order to provide our customers with a high level of safety, customer service and support.

•

Maintain Financial Flexibility. We intend to maintain financial flexibility to expand our fleet by targeting a balanced capital structure of debt and equity. As part of our risk management policies, we expect to enter into time charters for most of the vessels we acquire, which provide us predictable cash flows for the duration of the charter and attract lower-cost debt financing at more favorable terms. We believe this will allow us to build upon our strong commercial lending relationships and optimize our ability to access the public capital markets to respond opportunistically to changes in our industry and financial market conditions.

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

In accordance with the terms of the LookSmart Agreement, each of LSG, its subsidiaries, and LSG’s majority shareholder, Mr. Michael Onghai, agreed to jointly and severally indemnify us and our directors, officers, stockholders and affiliates from and against any and all claims, liabilities, losses, damages, judgments, costs and/or expenses or amounts that are paid in settlement related to, among other things, (i) the breach of any representation, warranty or covenant made by LookSmart or LSG in the LookSmart Agreement or in any document delivered pursuant thereto, or (ii) the business or operations of LookSmart, LSG and their respective subsidiaries prior to the merger closing, including taxes owed for all periods and activities prior to the merger closing (collectively, the “LSG Indemnification Liabilities”). In addition, we agreed to indemnify LookSmart and its directors, officers, stockholders and affiliates from and against any and all claims, liabilities, losses, damages, judgments, costs and/or expenses or amounts that are paid in settlement related to the breach of any representation, warranty or covenant we made in the LookSmart Agreement or in any document delivered pursuant thereto, or the business or operations of us and our subsidiaries prior to the closing of the merger.

Pursuant to the LookSmart Agreement and until October 28, 2017, none of LSG or its operating subsidiaries, shall directly or indirectly, transfer or create any encumbrance on any of their respective businesses, operations or assets, subject to certain limited exceptions, without our prior written consent. In addition, we entered into a Pledge Agreement on April 23, 2015 with LSG and Mr. Michael Onghai, pursuant to which, among other things, Mr. Michael Onghai and his affiliates pledged to us all of their shares (i) that they received from us in exchange for their LookSmart shares in connection with the merger and (ii) in LSG’s operating subsidiaries (with certain exceptions). The pledge and the constraint on the disposition of the LSG operating business during the two-year period after closing of the merger were designed to provide collateral to support LSG’s indemnification obligations under the LookSmart Agreement. To the extent that any LSG Indemnification Liabilities are not timely paid as set forth in the Pledge Agreement, the LookSmart Agreement provides that such LSG Indemnification Liabilities will first be paid by Mr. Michael Onghai out of the shares he received in the merger that he pledged pursuant to the Pledge Agreement, and then by each of LSG and its subsidiaries.

In accordance with the terms of the LookSmart Agreement, we granted a make-whole right to each former LookSmart stockholder who has held their LookSmart shares and the shares of our common stock they received in connection with the merger continuously since April 29, 2015 (the “Legacy LookSmart Stockholders”). According to the make-whole right, the Legacy LookSmart Stockholders are entitled to receive the value of any difference between $4.30 and the price of our shares in a future offering of at least $5.0 million (excluding any proceeds received from any shares purchased by Maritime Investors or its affiliates) completed prior to April 29, 2018. Any Legacy LookSmart Stockholder that exercises such right, would receive the value of such difference in additional shares of our common stock. Any person who purchased shares of LookSmart’s common stock after April 29, 2015 and any former LookSmart stockholders who have sold the shares of our common stock they received in exchange for LookSmart shares they had held since such date in connection with the merger are not entitled to the make-whole right with respect to such shares. In the event that we do not conduct such an offering prior to April 29, 2018, each Legacy LookSmart Stockholder will have a 24-hour put option to require us to purchase from them a pro rate amount of our common stock that would result in aggregate proceeds to all such electing Legacy LookSmart Stockholders in an amount not to exceed $2.0 million, provided that in no event would any such Legacy LookSmart Stockholder receive more than $4.30 per share.

Seasonality

For a description of the effect of seasonality on our business, please see “Item 3. Key Information – D. Risk Factors – Product tanker rates fluctuate based on seasonal variations in demand”.

Management of Ship Operations, Administration and Safety

Typically, Maritime and ITM enter into individual ship management agreements with our vessel-owning subsidiaries pursuant to which they provide us with:

•	commercial management services, which include obtaining employment, that is, the chartering, for our vessels and managing our relationships with charterers;
•	strategic management services, which include providing us with strategic guidance with respect to locating, purchasing, financing and selling vessels;
•

technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising dry-docking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support; and

•	shoreside personnel who carry out the management functions described above.

Head Management Agreement and Ship Management Agreements with Maritime. Headquartered in Maroussi, Greece, Maritime was formed in May 2007 by our founder and Chief Executive Officer to take advantage of opportunities in the tanker sector. Maritime’s business employs or receives consulting services from 10 people in four departments: technical, operations, chartering and finance/accounting. We entered into a head management agreement with Maritime (the “Head Management Agreement”) pursuant to which they provide us and our vessels, among other things, with ship management services and administrative services. Under the Head Management Agreement, each vessel-owning subsidiary that owns a vessel in our fleet also enters into a separate ship management agreement with Maritime. Maritime provides us and our vessels with the following services: commercial, sale and purchase, provisions, insurance, bunkering, operations and maintenance, dry-docking and newbuilding construction supervision. Maritime also provides administrative services to us such as executive, financial, accounting and other administrative services. As part of its responsibilities, Maritime supervises the crewing and technical management performed by ITM for all our vessels. In return for such services, Maritime receives from us:

•

for each vessel while in operation a fee of $325 per day, and for each vessel under construction, a fee of $450 per day, plus an additional daily fee, which is dependent on the seniority of the personnel, to cover the cost of the engineers employed to conduct the supervision (collectively the “ship-management fees”);

•	1.0% of the purchase price of any sale and purchase transaction from the seller of the vessel;
•	1.25% of all chartering, hiring and freight revenue we receive that was procured by or through Maritime; and
•	a lump sum of approximately $1.6 million per annum for the administrative services it provides to us (the “administration fees”).

The ship-management fees and the administration fees are also subject to annual adjustment to take into account inflation in Greece or such other country where Maritime was headquartered during the preceding year. We believe these amounts payable to Maritime are very competitive to many of our U.S. publicly listed tanker competitors, especially given our relative size. We anticipate that once our fleet reaches 15 tankers, the fee that we pay to Maritime for its ship management services for vessels in operation will recognize a volume discount in an amount to be determined by the parties at that time.

The Head Management Agreement will continue until March 23, 2020, unless terminated by either party on 90 days’ notice. Following the initial expiration date, the Head Management Agreement will automatically be renewed for a five year period. In addition, the ship management agreements have an initial term of five years, while following their initial expiration dates, they will automatically be renewed for consecutive five year periods, or until terminated by either party on three months’ notice.

For more information on our Head Management Agreement and our ship management agreements with Maritime, please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

Ship Management Agreements with ITM. We outsource the day-to-day technical management of our vessels to an unaffiliated third party, ITM, which has been certified for ISO 9001:2008 and ISO 14001:2004. Each vessel-owning subsidiary that owns a vessel in our fleet under a time or spot charter also typically enters into a separate ship management agreement with ITM. ITM is responsible for all technical management, including crewing, maintenance, repair, dry-dockings and maintaining required vetting approvals. In performing its services, ITM is responsible for operating a management system that complies, and ITM ensures that each vessel and its crew comply, with all applicable health, safety and environmental laws and regulations. In addition to reimbursement of actual vessel related operating costs, we also pay an annual fee to ITM of $155,000 per vessel (equivalent to approximately $425 per day). This fee is reduced to the extent any vessel ITM manages is not fully operational for a time, which is also referred to as any period of “lay-up.”

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

Commercial Ship Management Agreements with NST. We outsourced the chartering of the Northsea Beta and the Northsea Alpha to North Sea Tankers BV, an unaffiliated third party, until June and November, 2016, respectively. Each of the subsidiaries owning these vessels had entered into a commercial ship management agreement with NST. In return for the chartering and related services for these vessels, we paid NST an annual fee of €55,000 per vessel (equivalent to approximately €151 per day) plus a commission from 1.25% to 5% calculated on the net daily charter revenue, generated within a calendar quarter, of €3,374 and above. In case these vessels did not have certain specified approvals from major oil companies in place, then the commission was set at 2.5% on gross revenue. Following NST’s termination, Maritime assumed full commercial management of the Northsea Beta and the Northsea Alpha.

Insurance. We are obligated to keep insurance for each of our vessels, including hull and machinery insurance and protection and indemnity insurance (including pollution risks and crew insurances), and we must ensure each vessel carries a certificate of financial responsibility as required. We are responsible to ensure that all premiums are paid. Please see “– Risk Management and Insurance” below.

Classification, Inspection and Maintenance

Every large, commercial seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and is maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a party. In addition, where surveys of vessels are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull and machinery, including the electrical plant and any special equipment, are required to be performed as follows:

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (the “IACS”). In December 2013, the IACS adopted new harmonized Common Structure Rules which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. All of our vessels are certified as being “in-class” by NKK and DNV GL. We expect that all vessels that we purchase will be certified prior to their delivery and that we will have no obligation to take delivery of the vessel if it is not certified as “in class” on the date of closing.

Risk Management and Insurance

General

The operation of any cargo carrying ocean-going vessel embraces a wide variety of risks, including the following:

•	Physical damage to the vessel:
➢	mechanical failure or damage, for example by reason of the seizure of a main engine crankshaft;
➢	physical damage to the vessel by reason of a grounding, collision or fire; and
➢	other physical damage due to crew negligence.
•	Liabilities to third parties:
➢	cargo loss or shortage incurred during the voyage;
➢	damage to third party property, such as during a collision or berthing operation;
➢	personal injury or death to crew and/or passengers sustained due to accident; and
➢	environmental damage, for example arising from marine disasters such as oil spills and other environmental mishaps.
•	Business interruption and war risk or war-like operations:
➢

this would include business interruption, for example by reason of political disturbance, strikes or labor disputes, or physical damage to the vessel and/or crew and cargo resulting from deliberate actions such as piracy, war-like actions between countries, terrorism and malicious acts or vandalism.

The value of such losses or damages may vary from modest sums, for example for a small cargo shortage damage claim, to catastrophic liabilities, for example arising out of a marine disaster such as a serious oil or chemical spill, which may be virtually unlimited. While we expect to maintain the traditional range of marine and liability insurance coverage for our fleet (hull and machinery insurance, war risks insurance and protection and indemnity coverage) in amounts and to extents that we believe will be prudent to cover normal risks in our operations, we cannot insure against all risks, and it cannot be assured that all covered risks are adequately insured against. Furthermore, there can be no guarantee that any specific claim will be paid by the insurer or that it will always be possible to obtain insurance coverage at reasonable rates. Any uninsured or under-insured loss could harm our business and financial condition.

The following table sets forth information regarding the insurance coverage on our existing fleet as of December 31, 2016.

Type	Aggregate Sum Insured For All Vessels in our Existing Fleet
Hull and Machinery	$202.0 million
War Risk	$202.0 million
Protection and Indemnity (“P&I”)	Pollution liability claims: limited to $1.0 billion per vessel per incident

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

Competition

We operate in international markets that are highly competitive. As a general matter, competition is based primarily on the supply and demand of commodities and the number of vessels operating at any given time. We compete for charters, in particular, on the basis of price and vessel location, size, age and condition, as well as the acceptability of the vessel’s operator to the charterer and on our reputation. We will arrange charters for our vessels typically through the use of brokers, who negotiate the terms of the charters based on market conditions. Competition arises primarily from other product tanker owners, including major oil companies as well as independent tanker companies, some of which have substantially greater financial and other resources than we do. Although we believe that no single competitor has a dominant position in the markets in which we compete, the trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which will likely result in greater competition to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Ownership of product tankers is highly fragmented and is divided among publicly listed companies, state-controlled owners and independent shipowners, some of which also have other types of tankers or vessels that carry diverse cargoes. Several of our publicly listed competitors include Scorpio Tankers Inc., Ardmore Shipping Corporation, Capital Product Partners L.P. and Tsakos Energy Navigation Limited.

Customers

We market our vessels and related services to a broad range of customers, including international commodity trading companies and oil, gas, and large shipping companies.

Our significant customers that accounted for more than 10% of our revenues in 2015 and 2016 were as follows:

Charterer	2015	2016
Shell Tankers (Singapore) Pte. Ltd.	18%	—
Mansel Ltd.	17%	12%
MTM Trading LLC	17%	20%
Cargill International S.A.	—	14%
Hyproc Shipping Company SPA	—	10%
	52%	56%

In addition to these companies, we and our ship manager, Maritime, also have historical and growing chartering relationships with major integrated oil and international trading companies, including Exxon, BP, SK Energy, Statoil, Total, Petramina, Gazprom, Vitol, Clearlake, Trafigura, ST Shipping (an affiliate of Glencore), Repsol, Koch Shipping and Petrobras.

As of December 31, 2016, we did not have any material trade receivable outstanding from any of our customers that accounted more than 10% of our revenues during 2016. We do not believe that we are dependent on any one of our key customers. In the event of a default of a charter by any of our key customers, we could seek to re-employ the vessel in the spot or time charter markets, although the rate could be lower than the charter rate agreed with such charterer.

The International Product Tanker Shipping Industry

All the information and data contained in this section, including the analysis of relating to the international product tanker shipping industry, has been provided by Drewry Maritime Advisors (“Drewry”). Drewry has advised us that the statistical and graphical information contained in this section is drawn from its database and other sources. In connection therewith, Drewry has advised that: (i) certain information in its database is derived from estimates or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in its database, and (iii) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believe it to be accurate and correct, data complication is subject to limited audit and validation procedures. We believe that all third-party data provided in this section, “The International Product Tanker Shipping Industry,” is reliable.

Summary

The refined petroleum products (“products”) tanker shipping industry has undergone some fundamental changes since 2003. From 2003 to 2008 seaborne trade in products was spurred on by rising global oil demand and by changes in the location of refinery capacity. In recent years, the development of shale oil reserves in the United States (“U.S.”) has helped to underpin the continued expansion in seaborne products trades, with the U.S. becoming the world’s largest exporter of products.

Overall, seaborne trade in products grew by a compound annual growth rate (“CAGR”) of 3.8% between 2006 and 2016, rising from 677 to 987 million tons. However, product tanker ton mile demand over the same period increased at a CAGR of 5.6% because geographical shifts in the pattern of movements have led to increased trade on longer haul routes. Apart from the U.S., countries such as India have also seen double digit growth in export product trades in the last decade.

Products - Seaborne Trade Index

Source: Drewry

Future growth in seaborne product trades is dependent on a number of factors, not least of which will be prevailing trends in the global economy and in oil demand. However, it is apparent that seaborne trade will continue to be underpinned by the emergence of the U.S. as a major exporter of products and the growth in refining capacity in countries such as India, which are heavily focused on servicing export markets.

In terms of vessel supply, products are carried in product tankers, product/chemical tankers and to a limited extent in chemical tankers. Within the context of this report, product tankers include coated and uncoated ships with average tank sizes in excess of 3,000 cubic meters and product/chemical tankers which are certified by the IMO to transport products and certain chemicals/edible oils, with average tank sizes of less than 3,000 cubic meters. Chemical tankers are all IMO certified and they normally possess multiple tanks of less than 3,000 cubic meters, which are used almost exclusively to transport bulk liquid chemicals and edible oils. They have therefore been excluded in this report. The fleet trading in products therefore consists principally of product tankers and product/chemical tankers. As of February 28, 2017 the total fleet of these two categories amounted to 2,650 ships, with a combined 138.7 million dwt.

Between 2010 and 2014 fleet growth in these sectors was relatively subdued and this helped to create a tighter balance between vessel supply and demand which ultimately led to an improvement in freight rates. However, there were other factors which combined to create a healthier market including:

(i)	increased trade due to higher stocking activity and improved demand for oil products;
(ii)	longer voyage distances because of refining capacity additions in Asia and the Middle East;
(iii)	product tankers are also carrying crude oil encouraged by firm freight rates for dirty tankers; and
(iv)	lower bunker prices were a factor contributing to higher net earnings

As a result of these developments the average daily TCE of the spot rate for a Medium Range 1 (“MR1”) product tanker in 2015 was $21,050 per day, compared with an average of $12,125 per day in 2014. Similarly, the average TCE of the spot rate for a Medium Range 2 (“MR2”) product tanker was $20,400 per day in 2015, compared with $8,942 per day in 2014. On a one year time charter rate basis MR1 rates rose from $12,938 per day in 2014 to $14,958 per day in 2015. For MR2s the equivalent rates were $14,438 per day and $17,271 per day, respectively.

However, the increase in freight rates encouraged new ordering, and at its highest point in 2016 the ratio of the product tanker orderbook to the existing product tanker fleet was close to 15%. Negative market sentiment and high levels of new deliveries from the orderbook combined to push the market down, and in 2016 average one year time charter rates for an MR2 tanker declined to $15,125 per day, a decrease of 12% from 2015. Nevertheless, towards the end of 2016 there were signs that the market was beginning to correct itself, as supply growth was moderating in the wake of a near collapse in new vessel ordering. In February 2017, the orderbook to existing fleet ratio by dwt had dropped to 9.8% for the product fleet as a whole, and in the case of MR2 tankers to 6.3%. Moreover, in February 2017 the MR2 one year time charter rate was up by a small amount from the recent low of $12,000 per day in October 2016.

Product Tanker One Year Time Charter Rates

(US$ Per Day)

Source: Drewry

There is also a vibrant secondhand market for ships, and product tankers change hands between owners on a regular basis. Secondhand prices are generally influenced by potential vessel earnings, which in turn are influenced by trends in the supply and demand for shipping capacity. The improvement in freight rates and more positive market sentiment in the period from late 2014 to early 2016 had a beneficial impact on secondhand vessel values. For example, in February 2016, a five year old MR2 was valued at $27.0 million, compared with $25.0 million in the corresponding month of 2015. However, limited access and higher cost of capital, including traditional bank debt, have slowed sale and purchase activity recently and resulted in lower vessel valuations. Despite the downturn in freight rates in 2016, values for good quality young tonnage have remained firm, and in March 2017 a five year old MR2 tanker was valued at $22.0 million, an amount $10.9 million (33.1%) below the average price since 2006.

The Products Market

The maritime shipping industry is fundamental to international trade as it is the only pragmatic and cost effective way of transporting large volumes of many essential commodities, semi-finished and finished goods over long distances. In turn, the product tanker shipping industry is a vital link in the global energy supply chain given its ability to carry large quantities of products and bulk liquid chemicals as well as vegetable oils and fats between points of production and points of consumption.

The product tanker shipping industry is highly competitive, with vessel earnings sensitive to changes in the demand for, and supply of, shipping capacity and it is consequently cyclical and volatile in nature. The wider oil tanker market is divided between crude tankers that carry either crude oil or dirty products such as residual fuel oil, product tankers that carry cargoes such as gas oils and gasoline, and more sophisticated product/chemical and chemical tankers which can carry additionally chemicals and vegetable oils and fats. Petroleum products consist of a number of different grades of dirty products (e.g., fuel oil) and a number of different grades of clean products (e.g., gasoline). The basic structure of the tanker market is shown in the chart below.

Source: Drewry

Demand for tanker shipping is a product of the physical quantity of the cargo (measured in terms of tons) together with the distance the cargo is carried. Generally, demand cycles move in line with developments in the global economy, but other factors such as changes in sources of oil production and refinery capacity, plus movements in oil prices also play a part.

The volume of oil moved by sea was negatively affected by economic recession in 2008 and 2009, but since then renewed growth in the world economy and in oil demand has had a positive impact on seaborne trade. Oil demand has benefited from economic growth in Asia, especially in China, where oil consumption increased by a CAGR of 5.4% to 11.9 million barrels per day (“bpd”) between 2006 and 2016. Provisional estimate suggests that world oil demand in 2016 was 96.5 million bpd, an increase of 1.5% from 2015. Between 2006 and 2016, world oil demand grew by a CAGR of 1.3%.

World Oil Consumption: 1991-2016

(Million bpd)

* Provisional estimate

Source: Drewry

Low per capita oil consumption in developing countries such as China and India compared to the developed world provides scope for higher oil consumption in these economies. Conversely, oil consumption in developed OECD economies has been in decline for much of the last decade, although provisional data for the U.S. and some European countries indicates that this trend was reversed in 2015 and 2016. This was almost certainly due to the positive impact of lower oil prices on demand for products such as gasoline and record new vehicle sales.

In 2016, 3.2 billion tons of crude oil, products and vegetable oils/chemicals were moved by sea. Of this, crude shipments accounted for 2.0 billion tons of cargo, products 1.0 billion tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products.

World Seaborne Tanker Trade: 2000-2016

Source: Drewry

Tanker supply is determined by the size of the existing fleet, measured in terms of dwt. Changes in supply are influenced by a variety of factors, including the size of the existing fleet by number and ship size, the rate of deliveries of newbuildings from the vessel orderbook, and the rate of removals from the fleet through scrapping, loss, conversion and regulatory obsolescence. Other factors, such as port congestion and vessel speeds also affect supply.

Crude oil, products and chemicals/vegetable oils and fats are essentially carried by four different types of tanker. Crude oil is transported in uncoated vessels, which range upwards in size from 55,000 dwt. Clean products are carried in coated tankers ranging in size from 10,000 dwt to 80,000 dwt plus and by product/chemical tankers which have the ability to carry both products and certain chemicals because they have an IMO Certificate of Fitness to Carry Bulk Liquid Chemicals. This latter category represents ‘swing’ ships, with the ability to move between the product and chemical sectors depending on market conditions. Finally, there is a specialist chemical fleet which is all IMO rated, and which is employed primarily in transporting chemicals and vegetable oils and fats. The pure chemical fleet represents some 25.0% of all tankers that can carry products, but because the majority of it is trading in chemicals it is excluded from the analysis of the fleets and orderbook.

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

•

A time charter involves the use of the vessel, either for a number of months or years or in few instances, for a trip between specific delivery and redelivery positions. The charterer pays all voyage related costs. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

•

A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. This arrangement constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship’s operating; voyage and capital costs are borne by the ship owner. The freight rate is normally agreed on a per cargo ton basis.

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

(February 2017)

Source: Drewry

Seaborne Trade in Products, Vegetable Oils and Bulk Liquid Chemicals

In 2016, total seaborne trade in products, vegetable oils and fats, and bulk liquid chemicals amounted to 1.2 billion tons. The development in trade in these cargoes between 2006 and 2016 is shown in the table below. Since 2006, seaborne trade in these cargoes has increased in every year.

Seaborne Trade in Products, Vegetable Oils & Fats and Bulk Liquid Chemicals: 2006-2016

(Million Tons)

Source: Drewry

A prime factor driving products trades in the last few years has been developments in the U.S energy economy. Horizontal drilling and hydraulic fracturing have enabled shale oil deposits in the U.S. to be developed and this has led to a steep rise in U.S. domestic oil production. Between 2006 and the end of 2016, U.S. oil production rose from 5.0 to 8.9 million bpd. Rising crude oil production also ensured the availability of cheaper feedstocks to local refineries, and, as a result, the U.S. became a major net exporter of products (see chart below).

U.S Crude Oil Production and U.S. Refined Petroleum Product Exports: 2006-2017

(‘000 Barrels Per Day)

Source: Drewry

In a relatively short span of time the U.S. has become the largest exporter of refined products in the world, with supplies from U.S. Gulf Coast terminals heading to most parts of the globe. By way of illustration, U.S. product exports to South America were close to 8.8 million tons in 2006, but by 2016 had grown to 63.2 million tons, owing to strong import demand and the growth in U.S. products availability. Most of these exports were carried by MR product tankers, which constitute approximately nearly 60% of global product tanker fleet capacity and have been the mainstay of seaborne trade in refined petroleum products.

However, it should be noted that lower crude oil prices in 2015 and 2016 have adversely impacted U.S. shale oil producers and accordingly crude production in the region has been declining since May 2015. In November 2016, U.S. crude oil production was 8.9 million bpd, compared with 9.3 million bpd in November 2015. Declining crude oil production in addition to the lifting of the ban on crude oil exports in December 2015 has also limited the availability of feedstocks to domestic refineries. However, as the chart above shows, exports of products from the U.S. have remained at high levels despite the recent downturn in domestic oil production.

The U.S Product Sector

Crude Oil
Production
2010
5.5
2016
8.9
Imports
2010
9.2
2016
7.9
Input
2010
13.2
2016
16.5
Output
2016
17.7
Refineries
Oil products
Imports
2010
1.4
2016
2.1
Exports
2010
2.3
2016
4.6
Product Tankers
US product exports
7.7
9.4
4.9
6.1
5.1
3.2
8.5
2.9
4.6
3.4
4.8
3.1
6.0
2010
2016

Source: Drewry

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2006 and 2016 total OECD refining throughput declined by 4.6%, largely as a result of cutbacks in OECD Europe and OECD Asia Oceania. Conversely, throughput in the OECD Americas in the same period moved up by 1.9% to 18.9 million bpd. In 2016, refining throughput of OECD countries stood at 37.5 million bpd and accounted for 47.5% of global refinery throughput.

Refinery Throughput (1) 2006-2016

(‘000 Barrels Per Day)

(1)	The difference between oil consumption and refinery throughput is accounted for by condensates, output gains; direct burning of crude oil and other non-gas liquids.

Source: Drewry

Asia (excluding China) and the Middle East added over 0.65 million bpd of export-oriented refinery capacity in 2016. As a result of these developments countries such as India and Saudi Arabia have consolidated their positions as major exporters of products. It is also the case that export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have prompted longer-haul shipments to cater for product demand. In the product market, growth in U.S. domestic oil demand has combined with greater availability of crude feedstock, rising refinery throughput and the expansion of pipeline infrastructure to make larger-scale product exports feasible, particularly of middle distillates from the U.S. Gulf. Average U.S. exports of products have grown from just over 1.0 million bpd in 2005 to 2.8 million bpd in at the end of 2016. Changes in U.S., Saudi Arabian and Indian product exports in the period 2006 to 2016 are shown in the chart below.

Oil Product Exports – Major Exporters: 2006-2017

(Million Barrels Per Day)

Source: Drewry

Changing Product Trades—Longer Haul Voyages

Source: Drewry

Further new refinery capacity is currently scheduled for both the Middle East and Asia in the period 2017 to 2020, but it remains to be seen how these plans will be affected by lower oil prices. In the period 2017 to 2021, anticipated additions to refinery capacity on a regional basis (illustrated in the chart below) amount to 7.3 million bpd, or 9.2% of existing refinery capacity.

Planned Additions to Global Refining Capacity (1)

(Million Barrels Per Day)

(1)	Assumes all announced plans go ahead as scheduled

Source: Drewry

In developed economies, such as Europe, refinery capacity is in decline and this trend is likely to continue as refinery development plans are concentrated in areas such as Asia and the Middle East at or close to oil producing centers and where the new capacity coming on stream is export orientated. These new refineries are more competitive, as they can process sour crude oil and are technically more advanced as well as more environmentally friendly compared with existing European refineries. It is also the case that few new refineries or expansions are planned for Europe. By contrast Chinese and Indian refinery capacity, for example, has grown at faster rates than any other global region in the last decade, due to strong domestic oil consumption, and the construction of export orientated refineries. In the period 2006 to 2016, Chinese refining capacity increased by 97% and for India the growth was 81% (see chart below).

China & India – Refining Capacity (1)

(‘000 Barrels Per Day)

Capacity for 2017 to 2018 assumes all announced plans go ahead as scheduled

Source: Drewry

The trend in product imports in major product regions of the world in the period 2006-2017 is shown in the chart below.

Oil Product Imports – Major Regions: 2006-2017

(Million Barrels Per Day)

Source: Drewry

On the whole, the changes that are taking in place in both the volume and geographical structure of seaborne product trades are of benefit to MR product tankers, the workhorses of the industry. In addition to the mainstay trades such as gasoline movements across the Atlantic, MR vessels have the flexibility to service a diverse range of ports and the capability to accommodate the most common parcel sizes.

Product Tanker Demand

Changes in seaborne product trades and product tanker ton-mile demand in the period 2006 to 2016 are shown in the table below.

Seaborne Product Trade and Ton Mile Demand: 2006-2016

Source: Drewry

Tanker demand expressed in terms of ton miles can be calculated by multiplying the volume of products carried on the loaded leg (measured in metric tons) by the distance over which it is carried (measured in miles). Using this ton mile approach, demand in the product sector increased by a CAGR of 5.6% between 2006 and 2016. In effect, changes in the geographical pattern of product movements have led to an increase in average voyage lengths. For example, in 2006 the average loaded voyage length in the product sector was 2,685 miles, but by 2016 the average voyage length had increased to approximately 3,141miles. The changes that have taken place in total product tanker trade and ton mile demand between 2006 and 2016 are illustrated in the chart below. Continued growth at these historical levels is feasible but will be subject to global economic growth and a continuation of recent trade and refinery trends.

Product Tanker - Seaborne Trade and Vessel Demand: 2006-2016

Source: Drewry

Changes in the volume of seaborne trade on the main product routes in the period 2006-2016 are shown in the table below. The data in the table substantiates the previous remarks regarding the expansion of export trades from countries such as the U.S. and India.

Seaborne Product Trades: 2006-2016

(‘000 Tons)

Source: Drewry

Product Tankers –Vessel Types

To recap, within the context of this review the product capable fleet consists of product tankers and product/chemical tankers, and as such, pure chemical tankers are excluded from the analysis. The product capable fleet can be further divided into the five main size sectors which are shown in the table below.

Product Tanker Types and Main Uses

Source: Drewry

Long Range (“LR”) product tankers are normally classed as either LR1 or LR2 ships depending on their size. They are employed on various routes, but are less flexible than MR units, as many ports do not have the facilities to accommodate larger ships. MR tankers carry the majority of products transported by sea as their size allows the greatest flexibility on trade routes and port access. The MR fleet can be divided into MR1, typically sized 25,000 dwt to 36,999 dwt, and MR2 typically sized 37,000 dwt to 54,999 dwt. The smallest product tankers, often referred to as “Handies”, are largely deployed on short haul routes.

The Product Tanker Fleet

As of February 28, 2017 the product tanker fleet comprised of 2,650 vessels with a combined capacity of 138.7 million dwt. The February 28, 2017 product tanker fleet by vessel type and size is shown in the table below.

The Product Tanker Fleet (1)

(1)	As of February 28, 2017. Excludes U.S flag vessels

Source: Drewry

Future supply will be affected by the size of the newbuilding orderbook. As of February 28, 2017, there were a total of 193 product and product/chemical tankers on order, equivalent to 7.3% of the existing fleet by units and 9.8% of the existing fleet by dwt. The MR2 orderbook was equivalent to 5.9% of the existing MR2 fleet by units and 6.3% by dwt. From January 1, 2016 to February 28, 2017, orders for 11 newbuild MR2 tankers were placed with shipyards.

Product Tanker Orderbook (1) and Scheduled Year of Delivery

(1)	As of February 28, 2017. Excludes U.S flag vessels

Source: Drewry

Based on the total orderbook and scheduled deliveries as of February 28, 2017, approximately 7.4 million dwt is expected to be delivered in the remainder of 2017, 4.6 million dwt in 2018 and 1.7 million dwt in 2019 and beyond. In recent years, however, the orderbook has been affected by the non-delivery of vessels (sometimes referred to as ‘‘slippage’’). Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while some was due to vessel cancellations. Slippage is likely to remain an issue going forward and, as such, it will have a moderating effect over product tanker fleet growth in 2017/2018.

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

The average age of the product and product/chemical fleet was 10.7 years as of February 28, 2017. The age profile is shown in the table below.

Product and Product/Chemical Fleet – Age Profile (1)

(1)	Based on February 28, 2017 fleet

Source: Drewry

The age profile of the more sophisticated product/chemical fleet is generally younger than its straight product tanker counterpart. The average age of MR1 and MR2 product tankers is 19.1 and 13.2 years, respectively, while for product/chemical tankers the average age of MR1 and MR2 tankers are 14.0 and 7.8 years, respectively. Approximately 38.0% of the MR1 product tanker fleet is over 20 years of age and for MR2s the equivalent figure is also 38.0%. In the product/chemical fleet there are no MR1 ships over 20 years of age and only 2.0% of MR2s are aged 20 years or more. Overall, 13.4% of the current MR2 fleet is aged 20 years or more.

In addition to vessel age, scrapping activity is influenced by freight markets. During periods of high freight rates, scrapping activity will decline and the opposite will occur when freight rates are low. This is evident from the chart below which shows the trend in product tanker scrapping for period 2011-2016. High levels of scrappage were seen in the period 2011 to 2014 and this was a contributing factor in the recovery of product tanker freight rates. Scrapping levels declined in 2015 and 2016 due to a stronger freight market and the fact that the age profile of the product fleet was reduced by the influx of newbuildings.

Two other important factors are likely to affect product tanker supply in the future. The first is the requirement to retrofit ballast water management systems (“BWTS”) to existing vessels. In February 2004, the IMO adopted the BWM Convention. The IMO ballast water management BWM Convention contains an environmentally protective numeric standard for the treatment of ship's ballast water before it is discharged. This standard, detailed in Regulation "D-2" of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO "D-2" standard is also the standard that has been adopted by the U.S. Coast Guard's ballast water regulations and the U.S. EPA's Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. The BWM Convention will enter into force on September 8, 2017. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date and for an MR2 tanker the retrofit cost could be as much as $1.0 million per vessel including labor. Expenditure of this kind will be another factor impacting on the decision to scrap older vessels.

The second factor that is likely to impact on future vessel supply is the drive to introduce low sulfur fuels. For many years heavy fuel oil (“HFO”) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but it is “dirty” from an environmental point of view.

The sulfur content of HFO is extremely high and it is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (“SO2”), an important source for acid rain as well as respiratory diseases. In some port cities, such as Hong Kong, shipping is the largest single source of SO2 emissions, as well as emissions of particulate matter (“PM”), which are directly tied to the sulfur content of fuel. One estimate suggests that PM emissions from maritime shipping led to 87,000 premature deaths worldwide in 2012.

The IMO, the governing body of international shipping, has made a decisive effort to diversify the industry away from HFO into cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operated within the Emission Control Areas (“ECAs”) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel are required to use marine gas oil with allowable sulfur content up to 1,000 parts per million (“ppm”). From 2020, ships sailing outside ECAs will switch to marine diesel oil with permitted sulfur content up to 5,000 ppm. This will create openings for a variety of new fuels, or major capital expenditure for costly “scrubbers” to be retrofitted on existing ships and as such it will be another factor hastening the demise of older ships whose propulsion systems are based on the use of HFO.

Product Tanker Scrapping: 2011-2016

(‘000 Dwt)

Source: Drewry

The Product Tanker Charter Market

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

The major charterers of product tanker tonnage are oil companies, both private and state controlled, oil traders and refiners, and in some cases independent ship owners. The oil companies in particular have their own agreed procedures for vetting and approving tonnage suitable for charter. Oil company vetting procedures are generally more stringent than others, especially when vessels are being taken on time charter. Typically, the vetting procedures will include periodic assessments of the vessel owner’s office set-up and management, the setting of key performance indicators (KPIs), and examination of crew retention rates and appraisal of the financial accounts of company providing the ship for charter.

Product Tanker Charter Rates

Worldscale is the tanker industry’s standard reference for calculating spot charter rates. Worldscale provides the flexibility required for the oil trade. Products are a fairly homogenous commodity as it does not vary significantly in quality and it is relatively easy to transport by a variety of methods. These attributes, combined with the volatility of the world oil markets, means that a products cargo may be bought and sold many times while at sea and therefore, the cargo owner requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures, this would involve the shipowner calculating separate individual charter rates for a wide variety of discharge points. Worldscale provides a set of nominal rates designed to provide roughly the same daily income irrespective of discharge point. TCE is the measurement that describes the earnings potential of any spot market voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which removes all expenses (port costs, bunkers and commission) from the gross revenue, resulting in a net revenue which is then divided by the total voyage days, which includes the days from discharge of the prior cargo until discharge of the cargo for which the charter is paid (at sea and in port), to give a daily TCE rate.

The supply and demand for product tanker capacity influences product tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus more prone to volatility. The chart and table below illustrate changes in the monthly average TCE rates for product tankers in the period from January 2006 to February 2017 for selected representative routes.

Product Tanker Time Charter Equivalent (TCE) Spot Rates: 2006-2017
(US$/Day – Period Averages)

Source: Drewry

Time Charter Equivalent (TCE) Spot Rates: 2006-2017 (1)
(US$/Day – Period Averages)

(1)

TCE rates are based on normal sailing speeds/consumption. In weak freight markets this can theoretically lead to negative rates, but in most cases this is avoided by reducing sailing speeds and fuel consumption.

Source: Drewry

After a period of favorable market conditions between 2004 and 2008, demand for products fell as the world economy went into recession in the latter half of 2008 and there was a negative impact on product tanker demand. With supply at the same time increasing at a fast pace, falling utilization levels pushed tanker charter rates downwards in 2009. A modest recovery took place in the early part of 2010, but this was short-lived and rates started to fall once more in mid-2012 before rebounding in 2014.

Charter rates in the tanker sector started to improve in the second half of 2014 as result of low growth in vessel supply and rising vessel demand. In the products sector a number of other factors combined to push up rates, including:

•	Falling crude prices;
•	Increased trade due to higher stocking activity and improved demand for oil products;
•	Longer voyage distances because of refining capacity additions in Asia;
•	Product tankers also carrying crude encouraged by firm charter rates for dirty tankers;
•	Lower bunker prices contributing to higher net earnings; and
•	Freight rates remained firm throughout 2015 and this led to higher revenue and improved profitability for ship-owners.

However, by early 2016 product tanker charter rates were in decline as newbuilding orders placed in 2013-2015 led to a sharp increase in product tanker supply in 2016. Time charter rates have followed a similar trend to spot market rates. The trend in one year period average time charter rates for product tankers in the period 2006-2017 is shown in the chart and below.

Product Tanker One Year Time Charter Rates: 2006-2017

(US$ Per Day – Period Average)

Source: Drewry

One Year Time Charter Rates: 2006-2017

(US$ Per Day – Period Average)

Source: Drewry

During weak freight markets owners often use slow steaming to reduce bunker consumption, but the use of triangulation voyage can help to bolster earnings. Triangulation in effect reduces the amount of time a vessel will spend sailing in ballast (i.e., empty) and seeks to maximize the amount of time it is carrying revenue generating cargo. The map below show how triangulation works for a typical MR tanker.

Typical MR Triangulation in the Atlantic Basin

Source: Drewry

Eco Ships

Ship builders have recently designed and built ships that use less fuel while carrying the same amount of cargo as an existing ship. These vessels are referred to in the industry as “eco” ships. In addition, an eco ship has a number of technical innovations designed to reduce emissions. Such vessels are a comparatively new development, with the first designs appearing in 2012 and are typically called “eco-efficient” tankers.

A newbuilding eco ship has an optimized hull form and a lower speed fuel efficient engine, which will reduce fuel consumption. Existing ships can reduce fuel consumption by lowering sailing speeds, but in practice this only happens when markets are substantially over-supplied and bunker prices are high. Other options for existing ships to reduce fuel consumption include retrofitting equipment such as applying low friction paint, or installing Mewis ducts (which maximizes propeller thrust) and a rudder bulb or other similar features (vessels with such features are typically called “eco-modified” tankers). Eco ships started to be delivered in the second half of 2012, and in the case of tankers, most of the vessels delivered to date have been less than 100,000 dwt.

Size is important in evaluating the relative benefits of eco vessels, as smaller ships spend a greater proportion of their trading year in port, where there is little economic benefit between an eco-design and an older or “standard” tanker without added or retrofitted fuel consumption reduction features. Shipbuilders do not provide warranted performance data for eco ships, but the experience of vessels delivered to date appears to suggest that fuel savings of approximately 15% over standard tankers are achievable under normal sailings speeds. For an MR2 product tanker, the difference in daily fuel consumption between an eco and a non-eco ship is approximately 15% lower fuel consumption per day, while sailing at design speeds. It also seems to be the case that the first eco ships that were delivered in 2012 are less sophisticated in design as ships delivered post 2015.

Newbuilding Prices and Secondhand Values

Vessels are constructed at shipyards of varying size and technical sophistication. Drybulk carriers are generally considered to be the least technically sophisticated vessels to construct, with oil and product tankers, container vessels and LNG carriers entailing a much higher degree of technical sophistication. The actual construction of a vessel can take place in two years and can be partitioned into five stages: contract signing, steel cutting, keel laying, launching and delivery. The amount of time between signing a newbuilding contract and the date of delivery is usually between 20-24 months, but in times of high shipbuilding demand it can extend to three years.

The charts which follow illustrate the trend in newbuilding (“NB”) prices and secondhand (“SH”) values (5 years old) for a MR1 and MR2 product and product/chemical tanker.

MR1 Product &Product/Chemical Tanker –

Newbuilding Price & Secondhand Value: 2006-2017

(US$ Million)

Source: Drewry

Newbuilding prices increased significantly between 2003 and 2007 primarily as a result of increased tanker demand. Thereafter prices weakened in the face of a poor freight market and lower levels of new ordering. In late 2013, prices started to recover and they continued to edge up slowly during 2014 before falling marginally in late 2015. Moreover, newbuilding prices fell further in 2016 because of excess capacity available at shipyards accompanied with low steel prices. New orders declined on account of diminishing earning potential of oil tankers, and mandatory compliance to Tier III emission for ships ordered on or after January 1, 2016, as well as owners’ limited access to cost-effective capital.

Source: Drewry

Secondhand values primarily, albeit with a lag, reflect prevailing and expected charter rates. During extended periods of high charter rates vessel values tend to appreciate and vice versa. However vessel values are also influenced by other factors, including the age of the vessel. Prices for young vessels, those approximately up to five years old, are also influenced by newbuilding prices while prices for old vessels, near the end of their useful economic life, those approximately at or in excess of 25 years, are influenced by the value of scrap steel. In addition, values for younger vessels tend to fluctuate less on a percentage basis than values for older vessels. This is attributed to the finite useful economic life of older vessels which makes the value of younger vessels, commensurate with longer remaining economic lives, less susceptible to the level of prevailing and expected charter rates in the short term.

Vessel values are determined on a daily basis in the sale and purchase (“S&P”) market, where vessels are sold and bought through specialized sale and purchase brokers who regularly report these transactions to the market. The sale and purchase market for product tankers is transparent and quite liquid, with a large number of vessels changing hands on a regular basis.

In the period from 2005 to 2007, secondhand values of modern tankers rose substantially as a result of the underlying trend in freight rates and newbuilding prices. At times, during the height of the boom, values for modern secondhand tankers exceeded newbuilding prices. However, the downturn in tanker charter rates in the second half of 2008 had an immediate and negative impact on second hand values as the tables indicate. There was a brief rally in values in late 2010 and early 2011 but this proved short-lived and thereafter prices continued to decline until the middle of 2013.

In late 2013, prices for all modern tankers increased as a result of improvement in freight rates and positive market sentiment and further gains were recorded in 2014 and 2015. However in 2016, second hand prices saw a double-digit decline on weakening charter rates. For illustration, the secondhand price of a five year old MR 2 tanker fell by 18% from US$ 27.0 million at the end of 2015 to US$ 22.0 million by the end of 2016. As of February 2017, secondhand prices for product tankers were also still well below their long-term averages for every vessel class.

Government Regulation; Effect of Existing or Probable Governmental Regulations on the Business; Costs and Effects of Compliance with Environmental Laws

General

Our operations and our status as an operator and manager of ships are significantly regulated by international conventions, (i.e., the SOLAS Convention and MARPOL), class requirements, U.S. federal, state and local and foreign health, safety and environmental protection laws and regulations, including the OPA, CERCLA, the U.S. Port and Waterways Safety Act, the Act to Prevent Pollution from Ships, regulations adopted by the IMO and the EU, various volatile organic compound air emission requirements, IMO/USCG pollution regulations and various SOLAS Convention and MARPOL amendments, as well as other regulations. In addition, various jurisdictions either have or are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. Compliance with these laws, regulations and other requirements entail, or would entail, additional expense, including vessel modifications and implementation of certain operating procedures.

We are also required by various other governmental and quasi-governmental agencies and private organizations to obtain permits, licenses and certificates for our vessels, depending upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew, the age and size of the vessel and our status as owner or charterer. Failure to maintain necessary permits, licenses or certificates could require us to incur substantial costs or temporarily suspend operations of one or more of our vessels.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will in the future impose greater inspection and safety requirements on all vessels in the shipping industry. In addition to inspections by us, our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (such as USCG, Harbor Head or equivalent), classification societies, flag state administration P&I Associations, charterers, and particularly terminal operators and oil companies which conduct frequent vessel inspections.

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

International Maritime Organization

The IMO is the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the CLC, the Bunker Convention and the MARPOL. MARPOL is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.

In 2012, the IMO’s Marine Environmental Protection Committee (“MEPC”), adopted by resolution amendments to the International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk (the “IBC Code”). The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. As of January 1, 2016, amendments to the IBC Code require that all chemical tankers must be fitted with approved stability instruments capable of verifying compliance with both intact and damage stability.

In 2013, the MEPC adopted by resolution amendments to the MARPOL Annex I Condition Assessment Scheme (“CAS”). The amendments, which became effective on October 1, 2014, are intended to complement inspections for bulk carriers and tankers set forth in the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, and enhances the programs of inspections for certain tankers.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can, for example, include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of bunker and allows for special areas to be established with more stringent controls of sulfur emissions in ECAs.

The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any bunker used on board ships. As of January 1, 2012, the amended Annex VI requires that bunker contain no more than 3.50% sulfur. On October 27, 2016, at its 70th session (“MEPC 70”), MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.50% to 0.50% as of the beginning of 2020 rather than extending the deadline back to 2025. By 2020, ships will now have to either reduce sulfur from emissions through the installation and use of emission scrubbers or purchase fuel with lower sulfur content.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use bunker with sulfur content in excess of 0.10%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. On August 1, 2012, certain coastal areas of North America were designated ECAs and effective January 1, 2014, the applicable areas of the U.S. Caribbean Sea were designated ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

As of January 1, 2013, all new ships had to comply with new sets of mandatory requirements to address greenhouse gas emissions from ships adopted by MEPC, in July 2011 relating to greenhouse gas emissions. All ships are required to develop and follow a Ship Energy Efficiency Management Plan, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, applies to new ships. By 2025, all new ships built must be 30% more energy efficient than those built in 2014. These requirements could cause us to incur additional compliance costs.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. At MEPC 70, MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021. It is expected that these areas will be formally designated after draft amendments are presented at MEPC’s next session. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO adopted the SOLAS Convention and the International Convention on Load Lines (“LL”), which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS Convention and LL standards. Some SOLAS Convention amendments entered into force as of January 1, 2014 and addressed a range of issues including regulations regarding the carriage of dangerous goods and safe manning levels. The Convention on Limitation for Maritime Claims of 1976 as amended (“LLMC”) was recently amended and went into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

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

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. ITM has obtained documents of compliance for its offices, and we have obtained safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.

Noncompliance with the ISM Code and other IMO regulations may subject the ship owner or bareboat charterer to increased liability, decreases in, or invalidation of, available insurance coverage for affected vessels and denial of access to, or detention in, some ports.

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

The IMO adopted the Bunker Convention to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as bunker in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, the IMO adopted the BWM Convention in February 2004 and it was ratified in 2016. This will result in ballast water treatment systems being required to be installed on vessels at the first renewal survey starting September 2017. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance will be material, it is difficult to predict the overall impact of such a requirement on our operations. At present, none of our vessels have had the necessary installation of ballast water treatment systems.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The OPA has established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. The OPA affects all “owners and operators” whose vessels trade in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The U.S. has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” “in the case of a vessel, as any person owning, operating or chartering by demise, the vessel.” Accordingly, both OPA and CERCLA impact our operations.

Under the OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

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

The OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 (subject to periodic adjustment for inflation) for tanker vessels greater than 3,000 gross tons, other than a single hull tanker vessel, such as double hull tankers, and our fleet is entirely composed of vessels of this size class. These limits of liability do not apply (rendering the responsible person liable for the total cost of response and damages) if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

The OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have provided such evidence and received certificates of financial responsibility from the USCG’s for each of our vessels that is required to have one.

The OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement (“BSEE”) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems and blowout prevention practices. A new rule issued by the U.S. Bureau of Ocean Energy Management (“BOEM”) that increased the limits of liability of damages for offshore facilities under OPA based on inflation took effect in January 2015. In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling and the BSEE announced a new Well Control Rule in April 2016. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation, regulations, or other requirements applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

Through our P&I club membership, we expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA and USCG, have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within U.S. waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (“VGP”). For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent (“NOI”), at least 30 days before the vessel operates in U.S. waters. On March 28, 2013 the EPA re-issued the VGP for another five years. This VGP took effect on December 19, 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act (“NISA”), impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters. As of June 21, 2012, the USCG implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The USCG must approve any technology before it is placed on a vessel.

As of January 1, 2014, vessels are technically subject to the phasing-in of these standards. However, it was not until December 2016 that the USCG first approved said technology. The USCG previously provided waivers to vessels that could not install the as-yet unapproved technology and vessels now requiring a waiver will need to show why they cannot install the approved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remain in effect until the EPA issues a new VGP. In the fall 2016, sources reported that the EPA indicated it was working on a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some of which are pending, will co-exist.

The CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels will be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes will be equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to adopt State Implementation Plans (“SIPs”), designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas will be equipped with vapor recovery systems that satisfy these existing requirements.

Compliance with the EPA and the USCG regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the EU amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, flag and the number of times the ship has been detained. The EU also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the EU with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limit greenhouse gas emissions from ships.

The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European ports from January 2018 collect and publish data on carbon dioxide omissions. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period, from 2013 to 2020. In the U.S., the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has received petitions from the California Attorney General and various environmental groups seeking such regulation. Moreover, in the U.S. individual states can also enact environmental regulations. For example, California has introduced caps for greenhouse gas emissions and, in the end of 2016, signaled it may take action regarding climate change. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The ILO is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. Amendments to MLC 2006 were adopted in 2014 and 2016.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

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

To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”), from a recognized security organization approved by the vessel’s flag state. The following are among the various requirements, some of which are found in SOLAS:

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

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

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

We were incorporated under the laws of the Republic of the Marshall Islands on March 23, 2015. We own the vessels in our fleet through six separate wholly-owned subsidiaries that were incorporated in the Marshall Islands.

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

Other than our vessels, we do not own any material property. Maritime, our affiliated ship management company, provides office space to us in part of Maritime’s offices in Maroussi, Greece in connection with the administrative services provided to us under the terms of the Head Management Agreement.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section is a discussion of our financial condition and results of operations as of and for the years ended December 31, 2014, 2015 and 2016. You should read the following discussion and analysis together with our financial statements and related notes included elsewhere in this Annual Report. This discussion includes forward-looking statements which are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those currently anticipated, expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please read the section entitled “Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors.”

With the delivery into service of the newbuild tanker Pyxis Epsilon in January 2015, our fleet consisted of six vessels in operation as of December 31, 2015 and 2016. We expect that our historical results of operations will not necessarily be indicative of our future results of operations for the following reasons:

•	not all of the vessels in our fleet were operating during all periods reflected in our historical results, with one of the vessels in our fleet having been under construction until January 2015;
•	as the fleet expanded, the number of ownership days increased in 2016 by 19 and 371 days, compared to 2015 and 2014, respectively;
•	our expenses while our vessels were under construction were materially different as compared to our expenses while our vessels are in operation; and
•

in 2015 and 2016, we incurred additional general and administrative expenses of $1.7 million and $2.5 million, respectively, over such expenses in 2014 due to the implementation of the fixed yearly fee payable to Maritime for the services of our executive officers and the general costs associated with being a public company that we did not incur previously.

Important Financial Terms

Revenues

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. Revenues are driven primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. At December 31, 2016, we employed two of the vessels in our fleet on time charters and four vessels on the spot market. Revenues from time charter agreements providing for varying daily rates are accounted for as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is not recognized until a charter has been agreed, even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunker, but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

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

Voyage Related Costs and Commissions

We incur voyage related costs for our vessels operating under spot charters, which mainly include port and canal charges and bunker expenses. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot charters because these expenses are for the account of the vessel owner. All voyage related costs are expensed as incurred. The amount of brokerage commissions payable, if any, depends on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer. Commissions are deferred and amortized over the related voyage period as revenues are earned.

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

General and Administrative Expenses

As a public company, we incurred additional expenses that we did not incur previously. The primary components of general and administrative expenses consist of the annual fee payable to Maritime for the administrative services under our Head Management Agreement, which includes the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the preparation of public reporting documents, legal and accounting costs, including hiring additional legal and accounting professionals and staff, and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors compensation and investor relations.

Management Fees

We pay management fees to Maritime and ITM for commercial and technical management services, respectively, for our vessels. These services include: obtaining employment for our vessels and managing our relationships with charterers; strategic management services; technical management services, which include managing day-to-day vessel operations, ensuring regulatory and classification society compliance, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs and arranging insurance for vessels; and providing shoreside personnel who carry out the management functions described above. As part of their ship management services, Maritime provides us with supervision services for new construction of vessels; these costs are capitalized as part of the total delivered cost of the vessel.

We also paid management fees to NST for their chartering services for the Northsea Alpha and the Northsea Beta. In 2016, we sent to NST notices of termination with respect to the commercial management agreements for both such vessels, and in June and November 2016, Maritime assumed full commercial management of the Northsea Beta and the Northsea Alpha, respectively.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimate the residual values of our vessels to be $300 per lightweight ton.

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

We believe that the important factors to consider in analyzing future results of operations and trends in future periods include the following:

•	charter rates and periods of charter hire and any revenues we would receive in the future from any pools in which our vessels may operate;
•	vessel operating expenses and voyage related costs and commissions;
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

As of December 31, 2016, we had six vessels in operation, two of which were employed on time charters and four of which were employed on spot charters. MR vessels owned for a full year typically operate for 360 days per year, which is our historical average, excluding any time for dry-dockings. The five non-operating days per year represent average time spent off-hire. If a vessel undergoes a scheduled intermediate or special survey, the estimated duration is five and 20 days, respectively.

The break-out of revenue by spot and time charters for the recent reported periods is reflected below (in thousands of U.S. dollars):

	Year ended December 31, 2014		Year ended December 31, 2015		Year ended December 31, 2016
	Spot	Time	Spot	Time	Spot	Time
Voyage revenues	$15,881	$11,879	$8,677	$24,493	$9,472	$21,238

The following table reflects our ownership days, available days and operating days, fleet utilization, TCE, average number of vessels and number of vessels at period end, in each case, for the years ended December 31, 2014, 2015 and 2016.

	Year ended December 31,
	2014	2015	2016
Ownership days (1)	1,825	2,177	2,196
Available days (2)	1,806	2,137	2,176
Operating days (3)	1,694	2,092	1,986
Utilization % (4)	93.8%	97.9%	91.3%
Daily time charter equivalent rate (5)	$10,466	$13,597	$12,134
Average number of vessels (6)	5.0	6.0	6.0
Number of vessels at period end	5	6	6
Weighted average age of vessels (7)	5.0	4.8	5.8

(1)

Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.

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

(5)

Daily TCE is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.

(6)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.

(7)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dwt of each vessel on the total fleet dwt.

The following table reflects the calculation of our daily TCE rates for the years ended December 31, 2014, 2015 and 2016 (in thousands of U.S. dollars, except total operating days and daily TCE rates):

	Year ended December 31,
	2014	2015	2016
Voyage revenues	$27,760	$33,170	$30,710
Voyage related costs and commissions	(10,030)	(4,725)	(6,611)
Time charter equivalent revenues *	$17,730	$28,445	$24,099

Total operating days	1,694	2,092	1,986

Daily time charter equivalent rate *	$10,466	$13,597	$12,134

* Subject to rounding

The improvements in the TCE rate during the year ended December 31, 2015 over the same period in 2014 reflect the inclusion of the Pyxis Epsilon, as well as the improvements in charter rates for the Pyxis Malou and the Pyxis Delta. The decline in the TCE rate in 2016 was primarily attributed to greater spot charter activity, which resulted in lower voyage revenues net of voyage related costs and commissions.

Recent Daily Fleet Data:
(In U.S. Dollars, except for Utilization %)		Year ended December 31,
		2014	2015	2016
Eco-Efficient MR2: (2 of our vessels)
	TCE	15,210	15,631	15,015
	Opex	5,584	6,430	5,754
	Utilization %	100.0%	99.4%	97.0%
Eco-Modified MR2: (1 of our vessels)
	TCE	12,596	17,480	10,705
	Opex	6,802	6,461	6,255
	Utilization %	86.4%	91.3%	92.9%
Standard MR2: (1 of our vessels)
	TCE	12,019	17,237	15,504
	Opex	6,739	6,325	6,772
	Utilization %	95.4%	100.0%	90.5%
Handysize Tankers: (2 of our vessels)
	TCE	6,200	7,622	7,939
	Opex	5,581	5,358	5,315
	Utilization %	93.4%	98.6%	85.1%
Fleet: (6 vessels)
	TCE	10,466	13,597	12,134
	Opex	6,062	6,058	5,861
	Utilization %	93.8%	97.9%	91.3%

Our fleet consists of two eco-efficient MR2 tankers, the Pyxis Theta and the Pyxis Epsilon, one eco-modified MR2, the Pyxis Malou, one standard MR2 (a non-eco-efficient or eco-modified tanker, which was built prior to 2012), the Pyxis Delta, and the handysize tankers, the Northsea Alpha and the Northsea Beta. The eco-efficient MR2’s were primarily under time charter during the respective operating periods. The Pyxis Epsilon was delivered to us in January 2015, and the higher operating expenses in that year reflect vessel start-up costs. During 2014 to 2016, the remaining vessels in our fleet were employed at various occasions under time and spot charters. Lower TCE and utilization rates in 2014 and 2016 for these vessels primarily reflect greater spot charter activity.

Consolidated Statements of Comprehensive Income / (Loss) for the Fiscal Year Ended December 31, 2015 Compared to the Fiscal Year Ended December 31, 2016

	2015	2016	Change	%
	(In thousands of U.S. dollars)
Voyage revenues:	$33,170	$30,710	$(2,460)	(7.4%)

Expenses:
Voyage related costs and commissions	(4,725)	(6,611)	(1,886)	39.9%
Vessel operating expenses	(13,188)	(12,871)	317	(2.4%)
General and administrative expenses	(1,773)	(2,574)	(801)	45.2%
Management fees, related parties	(577)	(631)	(54)	9.4%
Management fees, other	(1,061)	(1,024)	37	(3.5%)
Amortization of special survey costs	(174)	(236)	(62)	35.6%
Depreciation	(5,710)	(5,768)	(58)	1.0%
Vessel impairment charge	—	(3,998)	(3,998)	n/a
Operating income / (loss)	$5,962	$(3,003)	$(8,965)	(150.4%)

Other income / (expenses):
Other income	74	—	(74)	(100.0%)
Interest and finance costs, net	(2,531)	(2,810)	(279)	11.0%
Total other expenses, net	$(2,457)	$(2,810)	$(353)	14.4%

Net income / (loss)	$3,505	$(5,813)	$(9,318)	(265.8%)

Voyage revenues: Voyage revenues of $30.7 million for the year ended December 31, 2016 represented a decrease of $2.5 million, or 7.4%, from $33.2 million in the comparable period in 2015. The decrease during the year ended December 31, 2016, was attributed to lower time charter equivalent rates as well as to a decrease in total operating days associated with greater spot charter activity in 2016.

Voyage related costs and commissions: Voyage related costs and commissions of $6.6 million for the year ended December 31, 2016 represented an increase of $1.9 million, or 39.9%, from $4.7 million in the comparable period in 2015. The increase was primarily attributed to greater spot charter activity which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $12.9 million for the year ended December 31, 2016 declined $0.3 million, or 2.4%, from $13.2 million in the comparable period in 2015. This decrease was mainly attributed to the one-time, pre-operating costs in 2015, incurred by the newbuild Pyxis Epsilon, which was delivered to our fleet in January 2015.

General and administrative expenses: General and administrative expenses of $2.6 million for the year ended December 31, 2016 increased by $0.8 million, or 45.2%, from $1.8 million in the comparable period in 2015, mainly due to the additional administration fees payable to Maritime under the Head Management Agreement (which commenced effectively on March 23, 2015) of $0.4 million and other fees and professional expenses of $0.4 million associated with our status as a publicly listed company.

Management fees, related parties: Management fees to Maritime of $0.6 million for the year ended December 31, 2016 remained relatively stable compared to the year ended December 31, 2015.

Management fees, other: Management fees payable to ITM and NST of $1.0 million in the aggregate for the year ended December 31, 2016 remained relatively stable compared to the same period in 2015. In March and June 2016, we sent notices of termination of the commercial management agreements with NST for the Northsea Beta and Northsea Alpha, respectively. In June and November 2016, Maritime assumed full commercial management of the Northsea Beta and Northsea Alpha, respectively.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the year ended December 31, 2016 increased by $0.1 million, or 35.6%, compared to the same period in 2015, mainly due to the amortization of the special surveys performed by Northsea Alpha and Northsea Beta during the second quarter of 2015 and the special survey performed by the Pyxis Delta during the fourth quarter of 2016.

Depreciation: Depreciation of $5.8 million for the year ended December 31, 2016 remained relatively stable compared to the same period in 2015.

Vessel impairment charge: The vessel impairment charge of $4.0 million, of which $3.4 million was charged against vessels, net, and $0.6 million against deferred charges, net, for the year ended December 31, 2016, relates to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their fair values. There was no such charge recorded in 2015.

Interest and finance costs, net: Interest and finance costs, net, for the year ended December 31, 2016 amounted to $2.8 million, compared to $2.5 million in the comparable period in 2015, an increase of $0.3 million, or 11.0%. The increase is mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding bank debt.

Consolidated Statements of Comprehensive Income / (Loss) for the Fiscal Year Ended December 31, 2014 Compared to the Fiscal Year Ended December 31, 2015

	2014	2015	Change	%
	(In thousands of U.S. dollars)
Voyage revenues:	$27,760	$33,170	$5,410	19.5%

Expenses:
Voyage related costs and commissions	(10,030)	(4,725)	5,305	(52.9%)
Vessel operating expenses	(11,064)	(13,188)	(2,124)	19.2%
General and administrative expenses	(93)	(1,773)	(1,680)	1,806.5%
Management fees, related parties	(611)	(577)	34	(5.6%)
Management fees, other	(922)	(1,061)	(139)	15.1%
Amortization of special survey costs	(203)	(174)	29	(14.3%)
Depreciation	(5,446)	(5,710)	(264)	4.8%
Vessel impairment charge	(16,930)	—	16,930	(100.0%)
Operating (loss) / income	$(17,539)	$5,962	$23,501	(134.0%)

Other income / (expenses):
Other income	—	74	74	n/a
Interest and finance costs, net	(1,704)	(2,531)	(827)	48.5%
Total other expenses, net	$(1,704)	$(2,457)	$(753)	44.2%

Net (loss) / income	$(19,243)	$3,505	$22,748	(118.2%)

Voyage revenues: Voyage revenues of $33.2 million for the year ended December 31, 2015 represented an increase of $5.4 million, or 19.5%, from $27.8 million over 2014. The increase reflected the time charter revenue contribution of the Pyxis Epsilon which was delivered in January 2015, higher spot charter revenue for the Pyxis Malou and higher time charter rates concluded during 2015 primarily for the Pyxis Delta.

Voyage related costs and commissions: Voyage related costs and commissions of $4.7 million for the year ended December 31, 2015 represented a decrease of $5.3 million, or 52.9%, from $10.0 million over 2014. This decrease was mainly a result of a lower portion of our fleet operating under spot charters.

Vessel operating expenses: Vessel operating expenses of $13.2 million for the year ended December 31, 2015 increased by $2.1 million, or 19.2%, from $11.1 million in the prior fiscal year. The increase is attributed to operating expenses incurred for the Pyxis Epsilon, which was delivered in January 2015.

General and administrative expenses: General and administrative expenses of $1.8 million for the year ended December 31, 2015 increased by $1.7 million from $0.1 million in the prior fiscal year, mainly due to the administration fees payable under the Head Management Agreement of $1.2 million, stock compensation to certain of our officers of $0.1 million and other fees and expenses associated with being a public company.

Management fees, related parties: Management fees to related parties of $0.6 million for the year ended December 31, 2015 remained relatively stable compared to the prior fiscal year.

Management fees, other: Management fees to others of $1.1 million for the year ended December 31, 2015 increased by $0.1 million, or 15.1%, from $0.9 million in the prior fiscal year. The increase is attributed to management fees for the Pyxis Epsilon, which was delivered in January 2015.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the year ended December 31, 2015 remained relatively stable compared to the prior fiscal year.

Depreciation: Depreciation of $5.7 million for the year ended December 31, 2015 increased by $0.3 million, or 4.8%, from $5.4 million in 2014. The increase was primarily due to the addition of the Pyxis Epsilon to our fleet, partially offset by the write-down of the carrying value of the Pyxis Malou in December 2014.

Vessel impairment charge: A vessel impairment charge of $16.9 million was incurred in 2014, due to a write-down in the carrying value for the Pyxis Malou based on our year-end analysis, available market data and standard accounting procedures. No impairment charge was recognized in 2015.

Other income: Other income was nil during the year ended December 31, 2014, and increased slightly to $0.1 million during the year ended December 31, 2015.

Interest and finance costs, net: Interest and finance costs, net, for the year ended December 31, 2015 amounted to $2.5 million, compared to $1.7 million in 2014, reflecting an increase of $0.8 million. The increase is mainly attributed to the drawdown of the loan in January 2015 used to finance the remaining construction cost of the Pyxis Epsilon.

B.	Liquidity and Capital Resources

Overview

Our principal sources of liquidity are cash flows from operations, borrowings from bank debt, and we expect in the future, from the selective sale of vessels and the proceeds of issuances of equity and debt. We expect that our future liquidity requirements will relate primarily to:

•	payments of interest and other debt-related expenses and the repayment of principal on our bank debt;
•	vessel acquisitions;
•	our operating expenses, including dry-docking and special survey costs; and
•	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity for bank covenants.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters and amounts due to related parties, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. As of the filing date of this Annual Report, we believe that our operating cash flows will be sufficient to fund our present and projected cash requirements though the next 12 month period. To the extent we acquire additional vessels, we may need to rely on new debt, proceeds from future securities offerings and/or cash flows from operations to meet our liquidity needs.

Our business is capital intensive and our future success will depend on our ability to maintain a high quality fleet through the acquisition of modern tanker vessels and the selective sale of older tanker vessels. We may pursue a sale or other long-term strategy such as a bareboat charter agreement with purchase option or commitment, for the Northsea Alpha and the Northsea Beta. These acquisitions and dispositions will be principally subject to management’s expectation of future market conditions, our ability to acquire and dispose of tanker vessels on favorable terms as well as access to cost-effective capital on reasonable terms.

We do not intend to pay quarterly dividends to the holders of our shares in the near future and expect to retain our cash flows primarily for the payment of vessel operating costs, dry-docking costs, debt servicing and other obligations, general corporate and administrative expenses, and reinvestment in our business (such as to fund vessel or fleet acquisitions), in each case, as determined by our board of directors.

Cash Flow Analysis

Cash and cash equivalents as of December 31, 2016, amounted to $0.8 million, compared to $4.1 million as of December 31, 2015. We define working capital as current assets minus current liabilities. We had a working capital deficit of $8.7 million as of December 31, 2016, compared to the working capital deficit of $5.2 million as of December 31, 2015. The decrease in our working capital is mainly due to a decrease in cash and cash equivalents of $3.3 million and a decrease of $0.2 million in the remaining current assets and current liabilities.

Consolidated Cash Flows information:

Statements of Cash Flows Data	Year ended December 31,
(In millions of U.S. Dollars)	2014	2015	2016

Net cash provided by operating activities	$5.4	$12.4	$4.4
Net cash used in investing activities	$(7.2)	$(18.8)	$—
Net cash provided / (used in) by financing activities	$0.2	$9.9	$(7.8)

Operating Activities: Net cash provided by operating activities was $4.4 million for 2016, compared to $12.4 million for 2015. The decrease in our net cash from operating activities was mainly due to a decrease in voyage revenues net of voyage related costs and commissions by $4.3 million due to lower time charter equivalent and utilization rates, an increase in general and administrative expenses of $1.0 million, an increase in cash paid for interest and finance costs of $0.3 million and an increase in cash flows from changes in other assets and liabilities that in aggregate amounted to $2.7 million, partially offset by a decrease in vessel operating expenses by $0.3 million. Due to lower operating income and greater spot charter activity in the latter half of 2016, inventories and trade receivables increased, while accounts payables and amounts due to related parties expanded.

Net cash provided by operating activities was $12.4 million for 2015, compared to $5.4 million for 2014. The significant increase in net cash provided by operating activities during 2015 was primarily attributed to cash generated by the operations of the Pyxis Epsilon, which was delivered in January 2015, and the higher charter rates achieved by the Pyxis Delta and the Pyxis Malou.

Investing Activities: There was no net cash provided by or used in investing activities for 2016, compared to net cash used in investing activities of $18.8 million for 2015. This mainly reflects the cash outflows relating to the delivery of the newbuild vessel Pyxis Epsilon, which was delivered in January 2015.

Financing Activities: Net cash used in financing activities was $7.8 million for 2016, which mainly reflects long-term debt repayments of $7.3 million, and an increase in restricted cash of $0.5 million. Net cash provided by financing activities was $9.9 million for 2015, which mainly reflects the proceeds from long-term debt of $21.0 million and the proceeds from the issuance of the promissory note of $2.5 million, partially offset by the long-term debt repayments of $6.9 million, an increase in restricted cash of $3.5 million, a paid-in capital re-imbursement of $1.2 million, outflows relating to the merger that was completed in 2015 of $1.7 million and the payment of financing costs of $0.3 million.

Indebtedness

Our vessel-owning subsidiaries, as borrowers, entered into loan agreements to purchase each of the vessels in our fleet. As of December 31, 2016, our vessel-owning subsidiaries had outstanding loans under the following loan agreements:

•

SECONDONE CORP. (“Secondone”) (which owns the Northsea Alpha) and THIRDONE CORP. (“Thirdone”) (which owns the Northsea Beta) entered as joint and several borrowers into a loan agreement on September 26, 2007, as subsequently amended and supplemented, with Commerzbank providing for an up to $24.6 million facility. The term loan facility bears interest at LIBOR plus a margin of 1.75% per year, and matures in May 2020. The outstanding balance of the loan at December 31, 2016, for each of the Secondone and the Thirdone, was $4.8 million. The loan is repayable in semi-annual installments and a balloon payment. In accordance with the terms of the bank’s consent to the transactions contemplated by the LookSmart Agreement, we guaranteed this loan pursuant to a new guarantee agreement dated October 23, 2015. In addition, we undertook to maintain on each of December 31, 2015 and March 31, 2016 minimum cash deposits at the higher of $4.5 million or $750,000 per vessel in our fleet. On each of June 30, September 30, December 31 and March 31 of each year thereafter, we undertook to maintain minimum cash deposits at the higher of $5.0 million or $750,000 per vessel in our fleet, of which $2.5 million must be freely available and unencumbered cash under deposit by us (the “Minimum Cash Requirement”). At any time the number of vessels in our fleet exceeds ten, the Minimum Cash Requirement will be reduced to an amount of $500,000 for each vessel in the fleet that exceeds ten. The security for this loan is a first preferred mortgage over the Northsea Alpha for Secondone, and the Northsea Beta for Thirdone. In addition, a second priority mortgage is registered over the Pyxis Malou.

•

FOURTHONE CORP. (“Fourthone”) (which owns the Pyxis Malou), entered into a loan agreement on December 12, 2008, as subsequently amended and supplemented, with Commerzbank providing for an up to $41.6 million facility. The loan bears interest at LIBOR plus a margin of 1.75% per year, and matures in May 2020. The outstanding balance of the loan at December 31, 2016, was $20.4 million. The loan is repayable in semi-annual installments and a balloon payment. At December 31, 2014, the Fourthone loan was not in compliance with its minimum security covenant of 125% of its then outstanding loan balance. On March 23, 2015, Fourthone received a letter from Commerzbank according to which the bank consented to the acquisition of 100% ownership interest in Secondone, Thirdone and Fourthone by us. In return for the bank granting consent to the transactions contemplated by the LookSmart Agreement and in order to remedy the breach of the minimum security covenant under this loan, we guaranteed this loan pursuant to a new guarantee dated October 23, 2015 and added additional collateral for this loan by, among other things, having Secondone, Thirdone and Fourthone enter into cross-guarantees on their respective loans. As a result, the security for this loan is a first preferred mortgage over the Pyxis Malou and a second priority mortgage is registered over the Northsea Alpha and the Northsea Beta.

•

Sixthone (which owns the Pyxis Delta), and Seventhone (which owns the Pyxis Theta), jointly and severally entered into a loan agreement on October 12, 2012, as subsequently amended and supplemented, with HSH Nordbank AG providing for an up to $37.3 million facility. In February 2013, Sixthone drew down an amount of $13.5 million and, in September 2013, Seventhone drew down an amount of $21.3 million (“Tranche A” and “Tranche B”, respectively). The loan bears interest at LIBOR plus a margin of 3.35% per year. Under the original agreement, the tranche relating to Sixthone matures in May 2017 and the tranche relating to Seventhone matures in September 2018. On September 29, 2016, we agreed with the lender of Sixthone to extend the maturity of Tranche A from May 2017 to September 2018, under the same amortization schedule and applicable margin. The outstanding balance of the loan at December 31, 2016, for the Sixthone and the Seventhone, was $8.4 million and $17.2 million, respectively. The loan is repayable in quarterly installments and a balloon payment. The security for this loan is a first preferred mortgage over the Pyxis Delta for Sixthone, and the Pyxis Theta for Seventhone.

•

EIGHTHONE CORP. (“Eighthone”) (which owns the Pyxis Epsilon), entered into a loan agreement on January 12, 2015, as subsequently amended and supplemented, with DVB Bank SE providing for an up to $21.0 million facility. The loan bears interest at LIBOR plus a margin of 2.90% per annum, and matures in January 2022. The outstanding balance of the loan at December 31, 2016, was $18.2 million. The loan is repayable in quarterly installments and a balloon payment. We entered into a new guarantee agreement and pledged the shares we acquired of Eighthone to the bank on October 26, 2015. The security for this loan is a first preferred mortgage over the Pyxis Epsilon.

Each of the loan agreements referenced above is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings. In addition, certain of our loan agreements and guarantees require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that:

•	we or the applicable vessel-owning subsidiary that is the borrower under the loan must maintain pledged deposits equal to a specified dollar amount;
•

we must maintain minimum liquidity of at least the higher of: i) $5.0 million (of which $2.5 million shall be freely available and unencumbered cash under deposit by us), ii) $750,000 per vessel in our fleet, or iii) debt service for the following six months;

•

certain of our vessel-owning subsidiaries maintain a retention account with monthly deposits equal to one-third of the next principal installment together with the appropriate percentage of interest next due;

•

the fair market value of the mortgaged vessel plus any additional collateral must be no less than a certain percentage (ranging from 125% to 133%) of outstanding borrowings under the applicable loan agreement, less any money in respect of the principal standing to the credit of the retention account and any free or pledged cash deposits held with the lender in our or its subsidiary’s name (the minimum security collateral cover or “MSC”); and

•

we maintain, depending on the loan agreement, a total liabilities to market value adjusted total assets ratio of no greater than 75%. One of our lenders requires such ratio not to exceed 65% in order for the relevant vessel-owning companies to proceed with dividends distribution. As of December 31, 2016, the ratio of total liabilities to market value adjusted total assets ratio was 68%, or 3% higher than the required threshold. Until such non-compliance is cured, we will not be able to receive dividend distributions from these two subsidiaries.

The events of default under our loan documents generally include provisions relating to events of default, such as:

•	the non-payment on the due date of any amount under the loan agreements or any related document;
•	the breach of any covenant or undertaking or failure to provide additional security as required;
•	any untrue or incorrect representation or warranty; and
•	any cross-default.

As of December 31, 2016, we were in compliance with all of our financial and MSC covenants with respect to our loan agreements, other than the ratio of total liabilities to market value adjusted total assets with one of our lenders as discussed above. In addition, as of December 31, 2016, there was no amount available to be drawn down under our existing loan agreements.

Major Capital Expenditures

In April 2014, as part of the fifth year special survey dry-docking of the Pyxis Malou, we completed a $0.2 million upgrade program to enhance the vessel’s bunker efficiency and reduce environmental emissions. In January 2015, we took delivery of the newbuild Pyxis Epsilon for a total cost of $32.5 million. In May and June 2015, we completed the fifth year special survey dry-dockings for the Northsea Alpha and the Northsea Beta for a cost of $0.4 million for each vessel. In November 2016, we completed the second fifth year special survey dry-docking for the Pyxis Delta for a cost of $0.4 million.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements required us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all of our significant accounting policies, please see Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report.

Going Concern

We perform on a regular basis cash flow projections to evaluate whether we will be in a position to cover our liquidity needs for the next 12 month period and in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with significant assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees and general and administrative expenses, and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

We determine cash flow projections by considering the:

•	estimated vessel utilization of 98.6%;
•

charter revenues from existing time charters for the fixed fleet days, and an estimated daily time charter equivalent using independent market analysts’ estimates for similar vessels for the unfixed days over the remaining period until the end of the 12 month period, net of our historical data on vessel operating expenses, management fees and general and administrative expenses, adjusted for 2.0% annual inflation; and

•	estimated cost of scheduled intermediate and special survey dry-dockings.

As of the filing date of this Annual Report, we believe that we will be in a position to cover our liquidity needs for the next 12 month period and in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements.

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

As of December 31, 2014, the market value of each vessel exceeded its net book value, except the Pyxis Malou, for which the market value was $16.9 million lower than its net book value. In this regard, we performed an impairment analysis to estimate the future undiscounted cash flows for this vessel. The analysis resulted in lower undiscounted cash flows than such vessel’s carrying value as of December 31, 2014 and accordingly, an impairment loss of $16.9 million was recorded for the year ended December 31, 2014.

As of December 31, 2015, the estimated market value of our fleet was $140.8 million, which exceeded the carrying value of $131.3 million (including deferred charges relating to special survey costs). As of December 31, 2015, the market value of each vessel exceeded its net book value, except the Northsea Alpha and the Northsea Beta, for which the market values were $0.3 million and $0.2 million lower than their net book values as of December 31, 2015, respectively. In this regard, we performed an impairment analysis to estimate the future undiscounted cash flows for each of these small tankers. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of December 31, 2015 and accordingly, no adjustment to the vessels’ carrying values was required.

As of December 31, 2016, we obtained market valuations for all of our vessels from reputable marine appraisers, all of which were lower than the carrying values of the respective vessels, except for the Pyxis Epsilon. More specifically, the market values of the Pyxis Malou, the Pyxis Delta, the Pyxis Theta, the Northsea Alpha and the Northsea Beta were $2.7 million, $2.5 million, $6.2 million, $1.8 million and $1.6 million lower than their carrying values as of December 31, 2016, respectively. In this regard, we performed an impairment analysis to estimate the future undiscounted cash flows for each of these tankers. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of December 31, 2016, except for the Northsea Alpha and the Northsea Beta for which a total vessel impairment charge of $4.0 million was recorded as of December 31, 2016, of which $3.4 million was charged against vessels, net, and $0.6 million against deferred charges, net.

We determine future undiscounted net operating cash flows for each vessel and compare it to the vessel’s carrying value. The future undiscounted net operating cash flows are determined by considering the:

•	estimated vessel utilization of 98.6%;
•	estimated vessel scrap value at $300 per lightweight ton;
•

charter revenues from existing time charters for the fixed fleet days, and an estimated daily time charter equivalent using the most recent seven year historical average time charter rates, where available, for similar vessels for the unfixed days over the remaining estimated useful life of the vessel, net of our historical data on vessel operating expenses and adjusted for 2.0% annual inflation; and

•	estimated cost of scheduled intermediate and special survey dry-dockings.

When the estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, we compare the carrying value to the vessel’s fair value. If the fair market value is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value, by recording a charge to operations.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, these assumptions are highly subjective. For example, we determined future undiscounted net operating cash flows, in part, based on the average gross one year time charter equivalent rate for the most recent seven year period (years before that period were high yield periods and thus excluded). This seven year period represents a reasonable amount of time in which a substantial portion of the worldwide product tankers newbuild order book was delivered and the global economic conditions gradually improved. Historically, actual freight rates, which have experienced wide spreads between peaks and troughs, industry costs and scrap prices have been volatile, and long-term estimates may differ considerably. There can be no assurance as to how long charter rates and vessel values will remain at their present levels or whether they will change by any significant degree.

Vessel Lives and Depreciation

We depreciate our vessels on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of its initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value at the date of the vessel’s acquisition, which is estimated at $300 per lightweight ton, which our management believes is common in the shipping industry. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the supply and demand dynamics characterizing the product tanker market at any given time. The product tanker industry has been highly cyclical in recent years, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for products and tanker capacity. For other trends affecting our business please see other discussions in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”.

E.	Off-Balance Sheet Arrangements.

We do not have any off-balance sheet arrangements as of the date of this Annual Report.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2016.

As of December 31, 2016	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands of U.S. Dollars)
Loan agreements - principal (1)	$73,831	$6,963	$31,582	$23,186	$12,100
Interest on loans (2)	$7,046	$2,554	$3,171	$1,262	$59
Promissory note - principal (3)	$2,500	$—	$2,500	$—	$—
Interest on promissory note (3)	$140	$69	$71	$—	$—
Technical management agreements – ITM (4)	$229	$229	$—	$—	$—
Ship management agreements – Maritime (5)	$681	$444	$237	$—	$—
Administrative services – Maritime (6)	$5,163	$1,600	$3,200	$363	$—
Total	$89,590	$11,859	$40,761	$24,811	$12,159

(1)

Secondone and Thirdone, together, Sixthone and Seventhone, together, and Fourthone and Eighthone, independently, entered into loan agreements with banks, for which the vessels they own are mortgaged as collateral. Please read “– Liquidity and Capital Resources – Indebtedness” above for more information.

(2)

Assumes scheduled loan principal amortization as described above, based on an average 3-month LIBOR rate of 0.9979% plus the applicable margin over LIBOR for the entire duration of the existing loan agreements. Please read “– Liquidity and Capital Resources – Indebtedness” above for more information.

(3)

On October 28, 2015, we and Maritime Investors Corp. entered into a new promissory note of $2,500, payable on January 15, 2017, which replaced the prior promissory note of $625. The new promissory note bears an interest rate of 2.75% p.a. payable quarterly in arrears in cash or additional shares of our common stock, at a price per share based on a five day volume weighted average price. As of March 7, 2017, the maturity date of the promissory note was extended to January 2019. Such extension is taken into account on the table above.

(4)

The technical management agreements with ITM can be cancelled by us for any reason at any time upon three months’ advance notice, but neither party can cancel the agreement, other than for specified reasons, until 18 months after the initial effective date of the ship management agreement. As of December 31, 2016, all such agreements were cancelable upon three months’ advance notice.

(5)

The management agreements for the vessels have an initial term of five years. For the Northsea Alpha, Northsea Beta and Pyxis Delta the base term expired on December 31, 2015, for Pyxis Theta will expire on December 31, 2017 and for the Pyxis Epsilon and the Pyxis Malou will expire on December 31, 2018. Following their initial expiration dates, the management agreements will automatically be renewed for consecutive five year periods, or until terminated by either party on three months’ notice.

(6)	Pursuant to our Head Management Agreement, administrative services will be provided minimum until March 23, 2020.
G.	Safe Harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see the section entitled “Forward-Looking Statements” in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

Directors and Executive Officers

Our directors are divided into three classes and serve the following terms:

Class:	Term:
Class I

Class I directors serve for a term of three years, and are elected by the stockholders at the beginning of each term. The next full 3-year term for Class I directors extends to our annual meeting of stockholders in 2018.

Class II

Class II directors serve for a term of one year, and are elected by the stockholders at the beginning of each term. The next term for Class II directors extends to our 2019 annual stockholders meeting.

Class III

Class III directors serve for a term of two years, and are elected by the stockholders at the beginning of each term. The next term for Class III directors extends to our 2017 annual stockholders meeting.

The following table sets forth information regarding our executive officers and directors as of the date of this Annual Report. The business address of each of the below-listed directors and officers is c/o Pyxis Tankers Inc., K. Karamanli 59, Maroussi 15125, Athens, Greece.

Name	Age	Position
Eddie Valentis	50	Chairman, Chief Executive Officer and Class I Director
Henry P. Williams	61	Chief Financial Officer and Treasurer
Antonios C. Backos	47	Senior Vice President for Corporate Development, General Counsel and Secretary
Konstantinos Lytras	51	Chief Operating Officer
Robin P. Das	44	Class III Director
Robert B. Ladd	58	Class II Director
Basil G. Mavroleon	69	Class III Director
Aristides J. Pittas	58	Class II Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Eddie Valentis, a Class I director, has over 25 years of shipping industry experience, including owning, operating and managing tankers. He has served as Chief Executive Officer and Chairman of our board of directors since our inception. In 2007, Mr. Valentis founded and is the president of Maritime. In 2001, Mr. Valentis was appointed Managing Director of Konkar Shipping Agencies S.A., a drybulk operator based in Greece, which is a position he continues to hold. From 1998 to 2001, Mr. Valentis was the Commercial Manager for Loucas G. Matsas Salvage & Towage. From 1996 through 1998, Mr. Valentis worked as a dry cargo chartering broker for N. Cotzias Shipping. From 1989 to 1995, Mr. Valentis was involved in the operation of his family’s drybulk vessels. Since 2013, Mr. Valentis has also served as a member of the Greek Committee of NKK Classification Society, and, since 2016, as a council member of the International Association of Independent Tanker Owners (INTERTANKO). Mr. Valentis has an MBA from Southern New Hampshire University and a B.Sc. from Landsdowne College, London. Mr. Valentis also holds a Captain’s diploma from the Aspropyrgos Naval Academy in Greece.

Henry P. Williams was appointed as our Chief Financial Officer and Treasurer in August 2015. Mr. Williams has approximately 35 years of commercial, investment and merchant banking experience. From February 2015, he served as a financial consultant to and is employed by Maritime and its affiliates. From March 2014 to January 2015, Mr. Williams was Managing Director, Head of Maritime, Energy Services & Infrastructure (U.S.) investment banking for Canaccord Genuity Inc. From August 2012 to February 2014, Mr. Williams was a Senior Advisor to North Sea Securities LLC, a boutique advisory firm in New York. From November 2010 to June 2012, Mr. Williams was Managing Director, Global Sector Head, Shipping of Nordea Markets in Oslo, Norway and Head of its U.S. Investment Banking division in New York. From 1992 until 2010, Mr. Williams was employed by Oppenheimer & Co. Inc., as Managing Director, Head of Energy & Transportation of its investment banking division. Mr. Williams has an MBA in Finance from New York University Leonard N. Stern School of Business and a BA in Economics and Business Administration from Rollins College.

Antonios C. Backos, has served as our Senior Vice President for Corporate Development, General Counsel and Secretary since our inception. Since 2012, Mr. Backos has also been the Executive Director of AB Management LLC, a private consulting firm providing transactional advisory services to international ultra-high net worth families and their affiliates primarily in the shipping, energy and natural resources sectors. He has served as a consultant to our affiliates since June 2013, and, commencing April 2016, Mr. Backos has been employed by Maritime and its affiliates. Mr. Backos was a partner focusing on capital markets, private equity, mergers & acquisitions and other corporate cross-border transactions at the international law firms of Watson, Farley & Williams LLP from 2008 to 2012, Orrick Herrington & Sutcliffe LLP from 2006 to 2008 and Healy & Baillie LLP from 2005 to 2006. Mr. Backos commenced his corporate legal career in 1997 and worked until 2005 at the New York and London offices of international law firm Weil, Gotshal & Manges LLP. Since February 2017, Mr. Backos has also served as a non-executive director of Zebra Fuel Ltd., an app-based on demand start-up. Mr. Backos has a B.S. (Wharton School of Business) and a B.A. from the University of Pennsylvania and graduate degrees from the London School of Economics (M.Sc.) and the University of Michigan Law School (J.D.). Mr. Backos is a member of the New York Bar, the Connecticut Maritime Association and the Maritime Law Association of the United States.

Konstantinos Lytras, has served as our Chief Operating Officer since our inception. Mr. Lytras has also served as Maritime’s Financial Director since 2008. Prior to joining Maritime, from 2007 through 2008, Mr. Lytras served as Managing Director and Co-Founder of Navbulk Shipping S.A., a start-up shipping company focused on dry bulk vessels. From 2002 through 2007, Mr. Lytras worked as Financial Director of Neptune Lines Shipping and Managing Enterprises S.A. Mr. Lytras served as Financial Controller of Dioryx Maritime Corp. and Liquimar Tankers Management Inc. from 1996 through 2002. Mr. Lytras worked as a Financial Assistant from 1992 to 1994 at Inchcape Shipping Services Ltd. Mr. Lytras earned a B.A. in Business Administration from Technological Institute of Piraeus and a B.S. in Economics from the University of Athens.

Robin P. Das, serves as a Class III director. Mr. Das has worked in shipping finance and investment banking since 1995. He is the founder and has been a director of Auld Partners Ltd, a boutique shipping and finance focused advisory firm, since 2013. From 2011 to 2012, Mr. Das was Managing Director (partner) of Navigos Capital Management LLC, an asset management firm established to focus on the shipping sector. From 2005 until 2011, Mr. Das was Global Head of Shipping at HSH Nordbank AG, then the largest lender globally to the shipping industry. Before joining HSH Nordbank AG in 2005, he was Head of Shipping at WestLB and prior to that time, Mr. Das was joint Head of European Shipping at J.P. Morgan. Since October 2016, Mr. Das also serves as director of Nimrod Sea Assets Limited (LSE:NSA), which invests in marine assets associated with the offshore oil and gas industry. Mr. Das holds a BSc (Honours) degree from the University of Strathclyde.

Robert B. Ladd, serves as a Class II director. Mr. Ladd was appointed President and CEO of MGT Capital Investments, Inc. (NYSE: MGT) in January 2012. From 2006 to 2012, Mr. Ladd served on the board of directors of Delcath Systems, Inc. (NASDAQ: DCTH) and, from 2007 to 2009, he served on the board of directors of InFocus Systems, Inc. (NASDAQ: INFS). Mr. Ladd is also the managing member of Laddcap Value Advisors, LLC, which serves as the investment manager for various private partnerships, including Laddcap Value Partners LP. From 2002 to 2003, Mr. Ladd was a Managing Director at Neuberger Berman Group LLC (“Neuberger”), a large international money management firm catering to individuals and institutions. From 1992 through 2002, Mr. Ladd was a portfolio manager for various high net worth clients of Neuberger. Prior to this experience, Mr. Ladd was a securities analyst at Neuberger from 1988 through 1992. Mr. Ladd has earned his designation as a Chartered Financial Analyst in 1986. Mr. Ladd holds a B.S. from the University of Pennsylvania and an MBA from Northwestern University.

Basil G. Mavroleon, serves as a Class III director. Mr. Mavroleon has been in the shipping industry for 45 years. Since 1970, Mr. Mavroleon has worked for Charles R. Weber Company, Inc., one of the oldest and largest tanker brokerages and marine consultants in the United States. Mr. Mavroleon was Managing Director of Charles R. Weber Company, Inc. for 25 years and Manager of the Projects Group for five years, from 2009 until 2013. Mr. Mavroleon currently serves as Managing Director of WeberSeas (Hellas) S.A., a comprehensive sale and purchase, newbuilding, marine projects and ship finance brokerage based in Athens, Greece. He is a Director of Genco Shipping and Trading Limited (NYSE: GNK), a company engaged in the shipping business focused on the drybulk industry spot market. Since its inception in 2003 through its liquidation in 2005, Mr. Mavroleon served as Chairman of Azimuth Fund Management (Jersey) Limited, a hedge fund that invested in tanker freight forward agreements and derivatives. Mr. Mavroleon is on the board of the Associate Membership Committee of INTERTANKO, is on the Advisory Board of NAMMA (North American Maritime Ministry Association), is Director Emeritus of NAMEPA (North American Marine Environmental Protection Association), and the Chairman of the New York World Scale Committee (NYC) INC. Mr. Mavroleon was educated at Windham College, Putney Vermont.

Aristides J. Pittas, serves as a Class II Director. Mr. Pittas has more than 30 years of shipping industry experience. Since 2005, he has been a member of the board of directors and the Chairman and Chief Executive Officer of Euroseas Ltd. (NASDAQ: ESEA) (“Euroseas”), an independent shipping company that operates in the drybulk and container shipping industry. Since 1997, Mr. Pittas has also been the President of Eurochart S.A., Euroseas’ affiliate, which is a shipbroking company specializing in chartering, selling and purchasing ships. Since 1995, Mr. Pittas has been the President and Managing Director of Eurobulk Ltd., Euroseas’ affiliated ship management company. Eurobulk Ltd. is a ship management company that provides ocean transportation services. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle Upon Tyne and a M.Sc. in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	Compensation of Directors, Executive Officers and Key Employees

We have no direct employees. The services of our executive officers, internal auditors and secretary are provided by Maritime. We have entered into a Head Management Agreement with Maritime, pursuant to which we pay approximately $1.6 million per year for the services of these individuals, and for other administrative services associated with our being a public company and other services to our subsidiaries. Please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”.

Our non-executive directors receive in aggregate an annual compensation in the amount of $165,000 per year, plus reimbursements for actual expenses incurred while acting in their capacity as a director. We may in the future also grant directors awards under our Pyxis Tankers Inc. 2015 equity incentive plan as compensation. We do not have a retirement plan for our officers or directors. There are no service contracts with our non-executive directors that provide for benefits upon termination of their services as director. Individuals serving as chairs of committees will be entitled to receive additional compensation from us as the board of directors may determine.

Equity Incentive Plan

On October 28, 2015, we adopted the Pyxis Tankers Inc. 2015 equity incentive plan (the “EIP”), an equity incentive plan which entitles our and our subsidiaries’ and affiliates’ employees, officers and directors, as well as consultants and service providers to us (including persons who are employed by or provide services to any entity that is itself a consultant or service provider) and our subsidiaries (including employees of Maritime, our affiliated ship manager), to receive stock options, stock appreciation rights, restricted stock grants, restricted stock units, unrestricted stock grants, other equity-based or equity-related awards, and dividend equivalents. We summarize below the material terms of the EIP.

The nominating and corporate governance committee of our board of directors serves as the administrator under the EIP. Subject to adjustment for changes in capitalization as provided in the EIP, the maximum aggregate number of shares of common stock that may be delivered pursuant to awards granted under the EIP during the ten-year term of the EIP will be 15% of the then-issued and outstanding number of shares of our common stock. If an award granted under the EIP is forfeited, or otherwise expires, terminates or is cancelled or settled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to other awards under the EIP. Any shares that are held back to satisfy the exercise price or tax withholding obligation pursuant to any stock options or stock appreciation rights granted under the EIP will again be available for delivery pursuant to other awards under the EIP. No award may be granted under the EIP after the tenth anniversary of the date the EIP was adopted by our board of directors.

In the event that we are subject to a “change of control” (as defined in the EIP), the EIP administrator may, in accordance with the terms of the EIP, make such adjustments and other substitutions to the EIP and outstanding awards under the EIP as it deems equitable or desirable.

Except as otherwise determined by the EIP administrator in an award agreement, the exercise price for options shall be equal to the fair market value of a share of our common stock on the date of grant, but in no event can the exercise price be less than 100% of the fair market value on the date of grant. The maximum term of each stock option agreement may not exceed ten years from the date of the grant.

Stock appreciation rights (“SARs”), will provide for a payment of the difference between the fair market value of a share of our common stock on the date of exercise of the SAR and the exercise price of a SAR, which will not be less than 100% of the fair market value on the date of grant, multiplied by the number of shares for which the SAR is exercised. The SAR agreement will also specify the maximum term of the SAR, which will not exceed ten years from the date of grant. Payment upon exercise of the SAR may be made in the form of cash, shares of our common stock or any combination of both, as determined by the EIP administrator.

Restricted and/or unrestricted stock grants may be issued with or without cash consideration under the EIP and may be subject to such restrictions, vesting and/or forfeiture provisions as the EIP administrator may provide. The holder of a restricted stock grant awarded under the EIP may have the same voting, dividend and other rights as our other stockholders.

Settlement of vested restricted stock units may be in the form of cash, shares of our common stock or any combination of both, as determined by the EIP administrator. The holders of restricted stock units will have no voting rights.

Subject to the provisions of the EIP, awards granted under the EIP may include dividend equivalents. The EIP administrator may determine the amounts, terms and conditions of any such awards provided that they comply with applicable laws. We have not set aside any amounts to provide pension, retirement or similar benefits to persons eligible to receive awards under the EIP or otherwise.

C.	Board Practices

Our board of directors consists of five directors, four of whom, Robin P. Das, Robert B. Ladd, Basil G. Mavroleon and Aristides J. Pittas, have been determined by our board of directors to be independent under the rules of NASDAQ and the rules and regulations of the SEC. Our audit committee consists of three independent, non-executive directors: Robin Das, Basil Mavroleon and Aristides Pittas. We believe that Robin Das qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee, among other things, reviews our external financial reporting, engages our external auditors, and oversees our financial reporting procedures and the adequacy of our internal accounting controls. The nominating and corporate governance committee consists of Basil G. Mavroleon, Aristides J. Pittas and Eddie Valentis. The nominating and corporate governance committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices.

D.	Employees

We have no direct employees. The services of our executive officers, internal auditors and secretary are provided by Maritime. We have entered into a Head Management Agreement with Maritime, pursuant to which we pay approximately $1.6 million per year for the services of these individuals, and for other administrative services associated with our being a public company and other services to our subsidiaries. Please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

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

With respect to the total amount of common stock owned by all of our officers and directors as a group, please see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table sets forth information regarding the beneficial owners of more than five percent of shares of our common stock, and the beneficial ownership of each of our directors and executive officers and of all of our directors and executive officers as a group as of March 27, 2017. All of our stockholders, including the stockholders listed in this table, are entitled to one vote for each share held.

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

	Shares Beneficially Owned
Identity of person or group(1)	Number	Percentage
Maritime Investors Corp.(2)	17,002,445	93.0%
Eddie Valentis (2)	17,007,445	93.0%
Henry P. Williams (3)	16,074	*
Antonios C. Backos (3)	11,074	*
Konstantinos Lytras (3)	13,974	*
Robin P. Das	—	—
Robert B. Ladd	—	—
Basil G. Mavroleon	—	—
Aristides J. Pittas	—	—
All directors and executive officers as a group (8 person)	17,048,567	93.3%

(1)

Except as otherwise provided herein, each person named herein as a beneficial owner of securities has sole voting and investment power as to such securities and such person’s address is c/o 59 K. Karamanli Street, Maroussi, 15125, Greece.

(2)

Eddie Valentis is a 100% stockholder of Maritime Investors and shares voting and investment power with Maritime Investors of the 17,002,445 shares of our common stock held by it. Mr. Valentis owns the balance of his holdings in our shares of common stock through his affiliated company, Thousand Islands Lake Corp.

(3)	Each of Messrs. Backos, Lytras and Williams received 11,074 restricted shares of our common stock in March 2016 as an award under our 2015 equity incentive plan.
*	Less than 1% of our outstanding shares of common stock.

As of March 15, 2017, we had 1,212 shareholders of record, 115 of which were located in the United States and held an aggregate of 1,231,156 shares of our common stock, representing 6.7% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 1,218,331 shares of our common stock as of March 15, 2017. Accordingly, we believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners.

B.	Related Party Transactions

Amended and Restated Head Management Agreement with Maritime.

The operations of our vessels are managed by Maritime, an affiliated ship management company, under our Head Management Agreement dated August 5, 2015 and separate management agreements with each of our vessel-owning subsidiaries. Under the Head Management Agreement, Maritime is either directly responsible for or oversees all aspects of ship management for us and our fleet. Under that agreement, Maritime also provides administrative services to us, which include, among other things, the provision of the services of our Chief Executive Officer, Chief Financial Officer, Senior Vice President of Corporate Development, General Counsel and Secretary, Chief Operating Officer, one or more internal auditor(s) and a secretary, as well as use of office space in Maritime’s premises. As part of the ship management services, Maritime provides us and our vessels with the following services: commercial, sale and purchase, provisions, insurance, bunkering, operations and maintenance, dry-docking and newbuilding construction supervision. Maritime also supervises the crewing and technical management performed by ITM for all our vessels.

Maritime also currently manages one vessel, Pyxis Lamda, owned by a party affiliated with Mr. Valentis, our founder and Chief Executive Officer.

The term of the Head Management Agreement with Maritime commenced on March 23, 2015 and will continue until March 23, 2020. The Head Management Agreement can be terminated by Maritime only for cause or under other limited circumstances, such as upon a sale of us or Maritime or the bankruptcy of either party. The Head Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the termination date. Pursuant to the Head Management Agreement, each of our new subsidiaries that acquires a vessel in the future will enter into a separate management agreement with Maritime with a rate set forth in the Head Management Agreement. Under the Head Management Agreement, we pay Maritime a cost of $1.6 million annually for the services of our executive officers and other administrative services, including use of office space in Maritime’s premises. In return for Maritime’s ship management services, we pay to Maritime for each vessel while in operation, a fee per day of $325, and for each vessel under construction, a fee of $450 plus an additional daily fee, which is dependent on the seniority of the personnel, to cover the cost of the engineers employed to conduct the supervision. The fees payable to Maritime for the administrative and ship management services will be adjusted effective as of every January 1st for inflation in Greece or such other country where it is headquartered. On August 9, 2016, we amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the ship-management fees and the administration fees, which will remain the same as per the previous calendar year. In addition, Maritime will receive 1.0% of the purchase price of any sale and purchase transaction from the seller of the vessel, and 1.25% of all chartering, hiring and freight revenue procured by or through it. In the event the agreement is terminated without cause and a change of control (as defined therein) occurred within 12 months after such termination or the agreement is terminated due to a change of control, we will pay Maritime an amount equal to 2.5 times the administrative fee.

The following amounts were charged by Maritime to us during 2014, 2015 and 2016:

	Year Ended December 31,
(In thousands of U.S. Dollars)	2014	2015	2016
Charter hire commissions	$236	$321	$316
Ship-management fees	611	577	631
Administration fees	—	1,245	1,600
Vessel construction supervision fees	255	10	—
Total	$1,102	$2,153	$2,547

Promissory Note issued to Maritime Investors

On October 28, 2015, we issued a promissory note in the amount of $2.5 million in favor of Maritime Investors in connection with its election to receive a portion of the merger true-up shares in the form of a promissory note. The note also includes amounts due to Maritime Investors for the payment of $0.6 million by Maritime Investors to LookSmart, representing the cash consideration of the merger, and the amounts that allowed us to pay miscellaneous transactional costs. The promissory note had a maturity of January 15, 2017 and an interest rate of 2.75% per annum. On August 9, 2016, we agreed with Maritime Investors to extend the maturity of the promissory note for one year, from January 15, 2017 to January 15, 2018, at the same terms and at no additional cost to us. In addition, on March 7, we agreed with Maritime Investors to further extend the maturity of the promissory note for one additional year, from January 15, 2018 to January 15, 2019, at the same terms and at no additional costs to us.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information

Please see Item 18.

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

For the year ended December 31,	High	Low
2015	$4.30	$1.26
2016	$4.27	$0.55

For the quarter ended	High	Low
December 31, 2015	$4.30	$1.26
March 31, 2016	$2.05	$0.55
June 30, 2016	$4.27	$1.92
September 30, 2016	$3.52	$2.07
December 31, 2016	$4.25	$1.89

For the months	High	Low
September 2016	$3.30	$2.73
October 2016	$2.96	$2.07
November 2016	$4.25	$2.01
December 2016	$3.50	$1.89
January 2017	$3.00	$2.47
February 2017	$2.71	$2.19
March 2017 (1)	$2.42	$2.11

(1) Through and including March 27, 2017

On February 23, 2016, we received a deficiency notice from The NASDAQ Stock Market, Inc. stating that, for a period of 30 consecutive trading days, our shares of common stock closed below the minimum price of $1.00 per share as required for continued listing on the NASDAQ Capital Market. In accordance with the notice, we had until August 22, 2016, or 180 calendar days from the date of the notice, to regain compliance with NASDAQ’s continued listing minimum closing bid price requirements (Marketplace Rule 5550(a)(2)). We received a written notification from the exchange on March 11, 2016 stating that the closing bid price of our shares had been $1.00 per share or higher for 10 consecutive trading days, from February 26 to March 10, 2016, and, accordingly, we were again in compliance with the exchange’s minimum closing bid price rule.

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

We are a corporation organized under the laws of the Republic of the Marshall Islands and are subject to the provisions of Marshall Islands law. Given below is a summary of the material features of our common shares. This summary is not a complete discussion of our charter documents and other instruments that create the rights of our shareholders. You are urged to read carefully those documents and instruments, which are included as exhibits to this annual report.

Our authorized capital stock consists of 450,000,000 shares of common stock, par value, $0.001 per share, of which 18,277,893 shares are currently issued and outstanding and 50,000,000 shares of preferred stock, par value, $0.001 per share, none of which are outstanding. All of our shares of stock are in registered form. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of The Marshall Islands or by our Articles of Incorporation or Bylaws.

Common Stock

Subject to preferences that may be applicable to any outstanding preferred shares, holders of our common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock are entitled to receive pro rata the remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions.

Preferred Stock

Our board of directors has the authority to authorize the issuance from time to time of one or more classes of preferred stock with one or more series within any class thereof, with such voting powers, full or limited, or without voting powers and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions thereon as shall be set forth in the resolution or resolutions adopted by our board of directors providing for the issuance of such preferred stock. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.

Shareholders Meetings

Under our Bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special shareholder meetings may be called at any time by the majority of our board of directors or the chairman of the board. No business may be conducted at the special meeting other than the business brought before the special meeting by the majority of our board of directors or the chairman of the board. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Interested Transactions

Our Bylaws provide that no contract or transaction between us and one or more of our directors or officers, or between us and any other corporation, partnership, association or other organization in which one or more of its directors or officers are our directors or officers, or have a financial interest, will be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board of directors or committee thereof which authorizes the contract or transaction or solely because his or her or their votes are counted for such purpose, if (i) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to our board of directors or its committee and the board of directors or the committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the board of directors as provided in the BCA, by unanimous vote of the disinterested directors; (ii) the material facts as to the relationship or interest are disclosed to the shareholders, and the contract or transaction is specifically approved in good faith by the vote of the shareholders; or (iii) the contract or transaction is fair to us as of the time it is authorized, approved or ratified, by the board of directors, its committee or the shareholders.

Certain Provisions of Our Articles of Incorporation and Bylaws

Certain provisions of Marshall Islands law and our articles of incorporation and bylaws could make the acquisition of the Company by means of a tender offer, a proxy contest, or otherwise, and the removal of our incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to work with our management.

Our articles of incorporation and bylaws include provisions that:

•	allow our board of directors to issue, without further action by the shareholders, up to 50,000,000 shares of undesignated preferred stock;
•	providing for a classified board of directors with staggered, three year terms;
•	prohibiting cumulative voting in the election of directors;
•	prohibiting stockholder action by written consent unless consent is signed by all stockholders entitled to vote on the action;
•

authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of two-thirds of the outstanding shares of our common stock cast at an annual meeting of stockholders;

•	require that special meetings of our shareholders be called only by a majority of our board of directors or the chairman of the board; and
•	establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders.

Our articles of incorporation also prohibit us from engaging in any “Business Combination” with any “Interested Shareholder” (as such terms are explained further below) for a period of three years following the date the shareholder became an Interested Shareholder, unless:

•	prior to such time, our board of directors approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;
•

upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

•

at or subsequent to such time, the Business Combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two thirds of the outstanding voting stock that is not owned by the Interested Shareholder; or

•	the shareholder became an Interested Shareholder prior to March 23, 2015.

These restrictions shall not apply if:

•

a shareholder becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Company and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

•

the Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required of a proposed transaction which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of the Board; and (iii) is approved or not opposed by a majority of the members of our board of directors then in office (but not less than one) who were directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(a) a merger or consolidation of the Company (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

(b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any direct or indirect wholly-owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

(c) a proposed tender or exchange offer for 50% or more of our outstanding voting shares.

Our articles of incorporation define a “Business Combination” to include:

•

any merger or consolidation of the Company or any direct or indirect majority-owned subsidiary of the Company with (i) the Interested Shareholder or any of its affiliates, or (ii) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Shareholder;

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Company, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding shares;

•

any transaction which results in the issuance or transfer by the Company or by any direct or indirect majority-owned subsidiary of the Company of any shares, or any share of such subsidiary, to the Interested Shareholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which securities were outstanding prior to the time that the Interested Shareholder became such; (B) pursuant to a merger with a direct or indirect wholly-owned subsidiary of the Company solely for purposes of forming a holding company; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (D) pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of said shares; or (E) any issuance or transfer of shares by the Company; provided however, that in no case under items (C)-(E) of this subparagraph shall there be an increase in the Interested Shareholder’s proportionate share of the any class or series of shares;

•

any transaction involving the Company or any direct or indirect majority-owned subsidiary of the Company which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, or shares of any such subsidiary, or securities convertible into such shares, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

•

any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Company), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted above) provided by or through the Company or any direct or indirect majority-owned subsidiary.

Our articles of incorporation define an “Interested Shareholder” as any person (other than the Company and any direct or indirect majority-owned subsidiary of the Company or Maritime Investors and its affiliates) that:

•	is the owner of 15% or more of our outstanding voting shares; or
•

is an affiliate or associate of the Company and was the owner of 15% or more of the outstanding voting shares of the Company at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder; and the affiliates and associates of such person; provided, however, that the term “Interested Shareholder” shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Company; provided that such person shall be an Interested Shareholder if thereafter such person acquires additional shares of voting shares of the Company, except as a result of further Company action not caused, directly or indirectly, by such person.

C.	Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions of such contracts are included in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 7. Major Shareholders and Related Party Transactions”, and in Notes 3 (Transactions with Related Parties) and 7 (Long-term Debt) to our consolidated financial statements included in this Annual Report. Other than these contracts, we have not entered into any other material contracts in the two years immediately preceding the date of this Annual Report, other than contracts entered into in the ordinary course of business.

D.	Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.	Taxation

Certain U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of an investment in our common stock. The discussion set forth below is based upon the Code, Treasury regulations and judicial and administrative rulings and decisions all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect. In addition, the application and interpretation of certain aspects of the PFIC rules, referred to below, require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the IRS or the courts and prospective investors should note that no rulings have been or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions.

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

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares (or “5% shareholders”) the Section 883 Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common shares. The Section 883 Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes. Consistent with the Schedule 13D filed with the SEC on October 28, 2015, Mr. Valentis beneficially owned (through Maritime Investors) more than 90% of our shares of common stock for all of the 2016 taxable year. Thus, we believe that the 5% Override Rule is triggered for the 2016 taxable year.

However, even if 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% shareholders, qualified shareholders (as defined generally under the Section 883 Regulations and discussed above) own sufficient number of shares to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In this case, Mr. Valentis was the sole 5% shareholder for the 2016 taxable year. Thus, we believe that the 5% Override Rule would be inapplicable.

Based on the foregoing, we intend to take the position that we and our subsidiaries satisfy the 50% Ownership Test for the 2016 taxable year and intend to comply with the substantiation and reporting requirements that are applicable under Section 883 of the Code to claim the Section 883 Exemption. We also believe that we and our subsidiaries would satisfy the Publicly Traded Test for the 2016 taxable year. If in the 2017 or any future taxable year, the ownership of our shares of common stock changes, because, among other things, we can give no assurance that such shareholders are qualified shareholders or that a sufficient number of qualified shareholders will cooperate with us in respect of the applicable substantiation and reporting requirements, there can be no assurance that we will satisfy either the 50% Ownership Test or the Publicly Traded Test, in which case we and our subsidiaries would not qualify for the Section 883 Exemption for that taxable year and would be subject to U.S. federal tax as set forth in the above discussion.

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

Further, special rules may apply to any “extraordinary dividend” –generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in a common share–paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by certain individual U.S. Holders from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

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

Based on our current and projected operations, we do not believe that we (or any of our subsidiaries) were a PFIC in the 2016 taxable year, nor do we expect (or any of our subsidiaries) to become a PFIC with respect to the 2017 or any later taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income that we derive or that are deemed to derive from the spot and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from spot and time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “electing holder”) the electing holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the electing holder, regardless of whether distributions were received from us by the electing holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The electing holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the electing holder’s tax basis in the common shares. An electing holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An electing holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our shares of common stock. A U.S. Holder would make a timely QEF election for our shares of common stock by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2016 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.

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

Please see Note 10 “Risk Management and Fair Value Measurements” to our consolidated financial statements included in this Annual Report for a further description of our risk management.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the years ended December 31, 2015 and 2016 by approximately $0.9 million and $0.8 million, respectively, based upon our average debt level during 2015 and 2016.

Foreign Currency Exchange Risk

We generate most of our revenue in U.S. dollars, but a portion of our expenses, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses and in general and administrative expenses. As of December 31, 2015 and 2016, approximately 14% and 10%, respectively, of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

Inflation

We do not consider inflation to be a significant risk to our business in the current environment and foreseeable future.

(b)	Qualitative Information about Market Risk

Interest Rate Exposure

Our debt obligations under each of our subsidiaries’ loan agreements bear interest at LIBOR plus a fixed margin. Increasing interest rates could adversely affect our future profitability. Lower interest rates lower the returns on cash investments. We regularly monitors interest rate exposure and will enter into swap arrangements with acceptable financial counterparties to hedge exposure where it is considered economically advantageous to do so. However, there may be certain incremental costs incurred if we enter into such arrangements.

Operational Risk

We are exposed to operating costs risk arising from various vessel operations. The key areas of operating risk include dry-dock, repair costs, insurance and piracy. Our risk management includes various strategies for technical management of dry-dock and repairs coordinated with a focus on measuring cost and quality. Our relatively young fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. Finally, we have established a set of countermeasures in order to minimize this risk of piracy attacks during voyages, which includes hiring third party security to protect the crew and make navigation safer for the vessels.

Foreign Exchange Rate Exposure

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur a portion of their vessel operating expenses, and we incur a majority of our general and administrative costs, in other currencies, primarily Euros. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period, while other of these expenses, such as the compensation paid to Maritime for the administrative services, remain relatively fixed. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost to us of paying such expenses and, as a result, an adverse or positive movement could increase or decrease operating expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. We believe these adverse effects to be immaterial and have not entered into any derivative contracts for either transaction or translation risk during the year.

Credit Risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of our amounts are held across four banks. While we believe this risk of loss is low, we keep this under review and will revise our policy for managing cash and cash equivalents if we consider it advantageous and prudent to do so. We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not acquire collateral for trade accounts receivable.

We may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and performs on-going evaluations of these charterers for credit risk. As of December 31, 2016 and March 1, 2017 all of our vessels were employed with different charterers.

Commodity Risk Exposure

The price and supply of bunker is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Because we do not hedge our bunker costs, an increase in the price of bunker beyond our expectations may adversely affect our profitability and cash flows.

Liquidity Risk

The principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by strict forecasting of cash flows arising from time charter revenue, vessel operating expenses, general and administrative overhead and servicing of debt. We maintain limited cash balances in financial institutions operating in Greece.

Inflation

We do not expect inflation to be a significant risk in the current and foreseeable economic environment. In the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and finance costs.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The management of Pyxis Tanker Inc., with the participation of the Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2016, has concluded that, as of such date, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

B. Management’s Annual Report on Internal Control over Financial Reporting

In accordance with Rule 13a-15(f) of the Exchange Act, our management is responsible for the establishment and maintenance of adequate internal controls over our financial reporting. Pyxis Tankers Inc.’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management performed an assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2016 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control, Integrated Framework (2013). Based on its assessment, management has determined that our internal control over financial reporting was effective as of December 31, 2016.

C. Attestation Report of the Registered Public Accounting Firm

Not applicable.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	RESERVED

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. Robin Das is an audit committee financial expert as defined by the SEC rules and that he has the requisite financial sophistication under the applicable rules and regulations of the NASDAQ Stock Market. Mr. Das is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the NASDAQ Stock Market.

ITEM 16B.	CODE OF ETHICS

Our board of directors has approved and adopted a Code of Business Conduct and Ethics for all officers and employees, a copy of which is available on our website at http://www.pyxistankers.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors - Accountants S.A. (“Ernst & Young”), has served as our independent registered public accounting firm for the years ended December 31, 2015 and 2016. Our audit committee was established October 28, 2015. Our accountants billed the following fees to us for professional services:

(a)	Audit Fees

The audit fees for the audit of the years ended December 31, 2015 and 2016 were $0.1 million and $0.2 million, respectively.

(b)	Audit-Related Fees

Audit-related fees charged for the years ended December 31, 2015 and 2016 were $0.4 million and $nil, respectively.

(c)	Tax Fees

No tax fees were charged for the years ended December 31, 2015 and 2016.

(d)	All Other Fees

No other fees were charged for the years ended December 31, 2015 and 2016.

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

Not applicable.

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

The practices that we follow in lieu of NASDAQ’s corporate governance rules include:

•

instead of obtaining an independent review of related party transactions for conflicts of interests by our audit committee or another independent body of our board of directors, consistent with Marshall Islands law requirements, no transaction between us and one or more of our directors or officers, or between us and any other entity in which one or more of our directors or officers are directors or officers, or have a financial interest, shall be void or voidable for this reason alone or solely because such director or officer is present at or participates in the meeting of our board of directors that authorized the contract or transaction or solely because the vote of such director or officer are counted for such purposes if: (i) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to our board of directors, and our board of directors in good faith authorizes such contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of our board of directors as defined in Section 55 of the BCA, by unanimous vote of our disinterested directors; (ii) the material facts as to the director’s or officer’s relationship or interest and as to such contract or transaction are disclosed and the contract or transaction is specifically approved in good faith by a vote of the stockholders entitled to vote thereon; or (iii) the contract or transaction is fair to us as of the time it is authorized, and is approved or ratified by our board of directors, a committee thereof or our stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of our board of directors or of a committee that authorizes the aforementioned contract or transaction;

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Please see Financial Statements beginning on page F-1 of this Annual Report.

ITEM 18.1.	SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF PYXIS TANKERS INC. (PARENT COMPANY ONLY)

Please see Schedule I, beginning after page F-28 of this Annual Report.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

1.1#	Articles of Incorporation of the Company	F-4	333-203598	3.1	April 23, 2015

1.2#	Bylaws of the Company	F-4	333-203598	3.2	April 23, 2015

2.1#	Agreement and Plan of Merger, dated April 23, 2015, by and among Pyxis Tankers Inc., Maritime Technologies Corp., LookSmart, Ltd. and LookSmart Group, Inc.	F-4	333-203598	2.1	April 23, 2015

2.2#	Amendment to Agreement and Plan of Merger, dated as of September 22, 2015, by and among Pyxis Tankers Inc., Maritime Technologies Corp., LookSmart Ltd. and LookSmart Group, Inc.	20-F	001-37611	2.2	March 23, 2016

2.3#	Form of Lock-Up Agreement	F-4	333-203598	10.1	April 23, 2015

2.4#	Specimen Stock Certificate of Pyxis Tankers Inc.	F-4	333-203598	4.2	September 28, 2015

3.1#	Voting Agreement between LookSmart, Ltd, Pyxis Tankers Inc. and Michael Onghai	F-4	333-203598	10.2	August 6, 2015

4.1#	Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	F-4	333-203598	10.3	September 4, 2015

4.1.1*	First Amendment dated August 9, 2016, to the Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.

4.2#	Form of Ship Management Agreement with International Tanker Management Ltd.	F-4	333-203598	10.4	September 4, 2015

4.3#	Form of Commercial Ship Management Agreement with North Sea Tankers BV	F-4	333-203598	10.5	September 4, 2015

4.4#	Loan Agreement, dated as of September 26, 2007, by and between Secondone Corp. and Thirdone Corp., as borrowers, and Deutsche Schiffsbank Aktiengesellschaft, as lender	F-4	333-203598	10.6	August 6, 2015

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

4.4.1#	Supplemental Agreement relating to a term loan facility dated September 26, 2007, dated as of May 28, 2010, by and between Secondone Corp. and Thirdone Corp., as joint and several borrowers, and Deutsche Schiffsbank Aktiengesellschaft, as lender	20-F	001-37611	4.4.1	March 23, 2016

4.4.2#	Supplemental Agreement in relation to a Loan Agreement dated September 26, 2007, dated as of December 1, 2010, by and between Secondone Corp. and Thirdone Corp., as joint and several borrowers, and Deutsche Schiffsbank Aktiengesellschaft, as lender	20-F	001-37611	4.4.2	March 23, 2016

4.4.3#	Supplemental Agreement in relation to a Loan Agreement dated September 26, 2007, dated as of October 23, 2015, by and between Secondone Corp. and Thirdone Corp., as joint and several borrowers, and Commerzbank Aktiengesellschaft, as lender	20-F	001-37611	4.4.3	March 23, 2016

4.4.4#	Guarantee relating to a Loan Agreement dated September 26, 2007, dated as of October 23, 2015, by and between Pyxis Tankers Inc., as guarantor, and Commerzbank Aktiengesellschaft, as lender	20-F	001-37611	4.4.4	March 23, 2016

4.5#	Loan Agreement, dated as of December 12, 2008, between Fourthone Corp., as borrower, and Deutsche Schiffsbank Aktiengesellschaft, as lender	F-4	333-203598	10.7	August 6, 2015

4.5.1#	Supplemental Agreement in relation to a Loan Agreement dated December 12, 2008, dated as of October 23, 2015, by and between Fourthone Corp., as borrower, and Commerzbank Aktiengesellschaft, as lender	20-F	001-37611	4.5.1	March 23, 2016

4.5.2#	Guarantee related to a Loan Agreement dated December 12, 2008, dated as of October 23, 2015, by and between Pyxis Tankers Inc., as guarantor, and Commerzbank Aktiengesellschaft, as lender	20-F	001-37611	4.5.2	March 23, 2016

4.6#	Loan Agreement, dated October 12, 2012, by and among Sixthone Corp. and Seventhone Corp., as borrowers, the banks and financial institutions listed therein, as lenders, and HSH Nordbank AG, as agent	F-4	333-203598	10.8	August 6, 2015

4.6.1#	Supplemental Agreement to the Loan Agreement dated October 12, 2012, dated February 13, 2013, by and among Sixthone Corp. and Seventhone Corp., the lenders and HSH Nordbank AG, as agent	F-4	333-203598	10.9	August 6, 2015

4.6.2#	Second Supplemental Agreement to the Loan Agreement dated October 12, 2012, dated October 23, 2015, by and among Sixthone Corp. and Seventhone Corp., the lenders, and HSH Nordbank AG, as agent	20-F	001-37611	4.6.2	March 23, 2016

4.6.3#	Guarantee relating to a Loan Agreement dated October 12, 2012, dated as of October 26, 2015, by and between Pyxis Tankers Inc., as guarantor, and HSH Nordbank AG, as security trustee	20-F	001-37611	4.6.3	March 23, 2016

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

4.6.4*	Third Supplemental Agreement to the Loan Agreement dated October 12, 2012, dated September 29, 2016, by and among Sixthone Corp. and Seventhone Corp., the lenders, and HSH Nordbank AG, as agent

4.7#	Facility Agreement for a $21,000,000 Term Loan Facility, dated January 12, 2015, by and among Eighthone Corp., as borrower, and DVB Bank SE, as lender and as agent and security trustee	F-4	333-203598	10.10	August 6, 2015

4.7.1#	Supplemental Agreement in relation to a Loan Agreement dated January 12, 2015, dated October 23, 2015, by and among Eighthone Corp., DVB Bank SE, as lender and DVB Bank SE, as agent and security trustee	20-F	001-37611	4.7.1	March 23, 2016

4.7.2#	Corporate Guarantee, dated as of October 26, 2015, by and between Pyxis Tankers Inc., as guarantor, and DVB Bank SE, as security trustee	20-F	001-37611	4.7.2	March 23, 2016

4.7.3#	Pledge over Shares in Eighthone Corp., dated as of October 26, 2015, by and between Pyxis Tankers Inc. and DVB Bank SE, as security trustee	20-F	001-37611	4.7.3	March 23, 2016

4.8#	Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of April 23, 2015	F-4	333-203598	10.11	August 6, 2015

4.9#	Pledge Agreement, dated as of April 23, 2015, by and among Michael Onghai, LookSmart Group Inc. and Pyxis Tankers Inc.	20-F	001-37611	4.9	March 23, 2016

4.10#	Form of 2015 Equity Incentive Plan	F-4	333-203598	10.12	September 4, 2015

4.11#	Form of Indemnification Agreement	F-4	333-203598	10.13	September 4, 2015

4.12#	Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015	20-F	001-37611	4.12	March 23, 2016

4.12.1*	First Amendment dated August 9, 2016, to the Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of April 23, 2015

4.12.2*	Second Amendment dated March 7, 2017, to the Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of April 23, 2015

8.1*	List of Subsidiaries

12.1*	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d- 14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101*

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as at December 31, 2015 and 2016;

(ii) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2014, 2015 and 2016;

(iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2014, 2015 and 2016;

(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016; and

(v) Notes to the Consolidated Financial Statements.

#	Indicates a document previously filed with the Commission, incorporated by reference herein.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PYXIS TANKERS INC.

	By:	/s/Valentios Valentis
		Name:	Valentios Valentis
		Title:	Chairman, Chief Executive Officer and Director

Date: March 28, 2017

PYXIS TANKERS INC.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Pyxis Tankers Inc.

We have audited the accompanying consolidated balance sheets of Pyxis Tankers Inc. and its wholly-owned subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income / (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule listed in Item 18.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pyxis Tankers Inc. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/Ernst and Young (Hellas) Certified Auditors Accountants S.A. Athens, Greece March 28, 2017

PYXIS TANKERS INC.

Consolidated Balance Sheets

As at December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Notes	2015	2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$4,122	$783
Restricted cash, current portion		143	143
Inventories	4	583	1,173
Trade receivables, net		455	1,681
Prepayments and other assets		725	404
Total current assets		6,028	4,184

FIXED ASSETS, NET:
Vessels, net	5, 10	130,501	121,341
Total fixed assets, net		130,501	121,341

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion		4,357	4,857
Deferred charges, net	6	836	358
Total other non-current assets		5,193	5,215
Total assets		$141,722	$130,740

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current	7	$7,095	$6,813
Accounts payable		1,103	3,115
Due to related parties	3	121	1,953
Hire collected in advance		2,129	415
Accrued and other liabilities		752	574
Total current liabilities		11,200	12,870

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	7	73,456	66,617
Promissory note	3	2,500	2,500
Total non-current liabilities		75,956	69,117

COMMITMENTS AND CONTINGENCIES	11	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	8	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 18,244,671 and 18,277,893 shares issued and outstanding at December 31, 2015 and 2016, respectively)	8	18	18
Additional paid-in capital	8	70,123	70,123
Accumulated deficit		(15,575)	(21,388)
Total stockholders’ equity		54,566	48,753
Total liabilities and stockholders’ equity		$141,722	$130,740

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Consolidated Statements of Comprehensive Income / (Loss)

For the years ended December 31, 2014, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Notes	2014	2015	2016
Voyage revenues		$27,760	$33,170	$30,710

Expenses:
Voyage related costs and commissions	3	(10,030)	(4,725)	(6,611)
Vessel operating expenses		(11,064)	(13,188)	(12,871)
General and administrative expenses	3, 8	(93)	(1,773)	(2,574)
Management fees, related parties	3	(611)	(577)	(631)
Management fees, other		(922)	(1,061)	(1,024)
Amortization of special survey costs	6	(203)	(174)	(236)
Depreciation	5	(5,446)	(5,710)	(5,768)
Vessel impairment charge	5, 10	(16,930)	—	(3,998)
Operating (loss) / income		(17,539)	5,962	(3,003)

Other income / (expenses):
Other income		—	74	—
Interest and finance costs, net	3, 12	(1,704)	(2,531)	(2,810)
Total other expenses, net		(1,704)	(2,457)	(2,810)

Net (loss) / income		$(19,243)	$3,505	$(5,813)

(Loss) / earnings per common share, basic and diluted	9	$(1.05)	$0.19	$(0.32)

Weighted average number of shares, basic	9	18,244,671	18,244,671	18,277,893

Weighted average number of shares, diluted	9	18,244,671	18,277,893	18,277,893

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2014, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Common Stock		Additional paid-in capital	Retained Earnings / (Accumulated Deficit)	Total Stockholders' Equity
	# of Shares	Par value

BALANCE, January 1, 2014	—	$—	$54,157	$163	$54,320
Net loss	—	—	—	(19,243)	(19,243)
Stockholder’s contributions	—	—	18,824	—	18,824
BALANCE, December 31, 2014	—	$—	$72,981	$(19,080)	$53,901
Issuance of common stock	18,244,671	18	(8)	—	10
Net income	—	—	—	3,505	3,505
Expenses for Merger	—	—	(1,745)	—	(1,745)
Stock compensation	—	—	143	—	143
Paid-in capital re-imbursement / distribution	—	—	(1,248)	—	(1,248)
BALANCE, December 31, 2015	18,244,671	$18	$70,123	$(15,575)	$54,566
Issuance of common stock	33,222	—	—	—	—
Net loss	—	—	—	(5,813)	(5,813)
BALANCE, December 31, 2016	18,277,893	$18	$70,123	$(21,388)	$48,753

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2015 and 2016

(Expressed in thousands of U.S. Dollars)

	2014	2015	2016
Cash flows from operating activities:
Net (loss) / income	$(19,243)	$3,505	$(5,813)
Adjustments to reconcile net (loss) / income to net cash from operating activities:
Depreciation	5,446	5,710	5,768
Amortization of special survey costs	203	174	236
Amortization of financing costs	136	173	164
Vessel impairment charge	16,930	—	3,998
Stock compensation	—	143	—

Changes in assets and liabilities:
Inventories	(482)	321	(590)
Trade receivables	(131)	748	(1,226)
Prepayments and other assets	(217)	(107)	321
Special surveys cost	(469)	(888)	(364)
Accounts payable	328	532	2,012
Due to related parties	3,353	(10)	1,832
Hire collected in advance	(421)	1,650	(1,714)
Accrued and other liabilities	(71)	415	(178)
Net cash provided by operating activities	$5,362	$12,366	$4,446

Cash flows from investing activities:
Advances for vessel acquisition	(6,923)	(18,766)	—
Additions to vessel cost	(233)	—	—
Net cash used in investing activities	$(7,156)	$(18,766)	$—

Cash flows from financing activities:
Proceeds from long-term debt	—	21,000	—
Repayment of long-term debt	(6,183)	(6,863)	(7,263)
Issuance of promissory note	—	2,500	—
Issuance of common stock	—	10	—
Change in restricted cash	—	(3,500)	(500)
Proceeds from equity contributions	6,424	—	—
Paid-in capital re-imbursement / distribution	—	(1,248)	—
Payment of financing costs	—	(279)	(22)
Expenses for Merger	—	(1,745)	—
Net cash provided by / (used in) financing activities	$241	$9,875	$(7,785)

Net (decrease) / increase in cash and cash equivalents	(1,553)	3,475	(3,339)

Cash and cash equivalents at beginning of the year	2,200	647	4,122

Cash and cash equivalents at end of the year	$647	$4,122	$783

SUPPLEMENTAL INFORMATION:
Cash paid for interest, net of amounts capitalized	$1,788	$2,191	$2,779

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

1.	Basis of Presentation and General Information

PYXIS TANKERS INC. (“Pyxis”) was formed as a corporation under the laws of the Republic of Marshall Islands on March 23, 2015, for the purpose of acquiring from entities under common control a 100% ownership interest in six vessel-owning companies, SECONDONE CORP. (“Secondone”), THIRDONE CORP. (“Thirdone”), FOURTHONE CORP. (“Fourthone”), SIXTHONE CORP. (“Sixthone”), SEVENTHONE CORP. (“Seventhone”) and EIGHTHONE CORP. (“Eighthone” and collectively with the other vessel-owning companies, the “Vessel-owning companies”). All of the Vessel-owning companies were established under the laws of the Republic of Marshall Islands and are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Sixthone	01/15/2010	Pyxis Delta	46,616	2006	03/04/2010
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Pyxis and its wholly-owned subsidiaries (collectively the “Company”) as discussed below, as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016.

All of the Company’s vessels are double-hulled and are engaged in the transportation of refined petroleum products and other liquid bulk items, such as, organic chemicals and vegetable oils. The vessels Northsea Alpha and Northsea Beta are smaller tanker sister ships and Pyxis Malou, Pyxis Delta, Pyxis Theta and Pyxis Epsilon, are medium-range tankers.

Prior to the consummation of the transactions discussed below, Mr. Valentios (“Eddie”) Valentis was the sole ultimate stockholder of Pyxis and the Vessel-owning companies, holding all of their issued and outstanding share capital through MARITIME INVESTORS CORP. (“Maritime Investors”). Maritime Investors owned directly 100% of Pyxis, Secondone and Thirdone, and owned indirectly (through the intermediate holding company PYXIS HOLDINGS INC. (“Holdings”)) 100% of Fourthone, Sixthone, Seventhone and Eighthone.

On March 25, 2015, Pyxis caused MARITIME TECHNOLOGIES CORP., a Delaware corporation (“Merger Sub”), to be formed as its wholly-owned subsidiary and to be a party to the agreement and plan of merger discussed below.

On April 23, 2015, Pyxis and Merger Sub entered into an agreement and plan of merger (the “Agreement and Plan of Merger”) (further amended on September 22, 2015) with among others, LOOKSMART LTD. (“LS”), a digital advertising solutions company listed on NASDAQ. Merger Sub served as the entity into which LS was merged in accordance with the Agreement and Plan of Merger (the “Merger”). Upon execution of the Agreement and Plan of Merger, Pyxis paid LS a cash consideration of $600.

Prior to the Merger, on October 26, 2015, Holdings and Maritime Investors transferred all of their shares in the Vessel-owning companies to Pyxis as a contribution in kind, at no consideration. Since there was no change in ultimate ownership or control of the business of the Vessel-owning companies, the transaction constituted a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests. Accordingly, upon the transfer of the assets and liabilities of the Vessel-owning companies, the financial statements of the Company are presented using combined historical carrying amounts of the assets and liabilities of the Vessel-owning companies and present the consolidated financial position and results of operations, as if Pyxis and its wholly-owned companies were consolidated for all periods presented.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

1.	Basis of Presentation and General Information – Continued:

On October 28, 2015, in accordance with the terms of the Agreement and Plan of Merger, LS, after having divested full of its business and all of its assets and liabilities, merged with and into the Merger Sub, with Merger Sub surviving the Merger and continuing to be a wholly-owned subsidiary of Pyxis.

On October 28, 2015, the Merger was consummated and the Company’s shares commenced their listing on the NASDAQ Capital Markets thereafter.

Pyxis was both the legal and accounting acquirer of LS. The acquisition by Pyxis of LS was not an acquisition of an operating company as the business, assets and liabilities of LS were spun off prior to the Merger. As such, for accounting purposes, the Merger between Merger Sub and LS was accounted for as a capital transaction rather than as a business combination.

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

In September 2010, Secondone and Thirdone entered into commercial management agreements with NORTH SEA TANKERS BV (“NST”), an unrelated company established in the Netherlands. Pursuant to these agreements, NST provided chartering services to Northsea Alpha and Northsea Beta. On March 16, 2016 and on June 28, 2016, the Company sent notices of termination of the commercial management agreement with Thirdone and Secondone, respectively. In June and November 2016, Maritime assumed full commercial management of the Northsea Beta and the Northsea Alpha, respectively.

As of December 31, 2016, Mr. Valentis beneficially owned approximately 93% of the Company’s common stock.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2.	Significant Accounting Policies:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the accounts of Pyxis and its wholly-owned subsidiaries (the Vessel-owning companies and Merger Sub). All intercompany balances and transactions have been eliminated upon consolidation.

Pyxis, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation” a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Pyxis consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. Pyxis evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2016 no such interest existed.

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

(c) Comprehensive Income / (Loss): The Company follows the provisions of ASC 220 “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Company had no transactions which affect comprehensive income / (loss) during the years ended December 31, 2014, 2015 and 2016 and, accordingly, comprehensive income / (loss) was equal to net income / (loss).

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2.Significant Accounting Policies – Continued:

(d) Foreign Currency Translation: Since the Company operates in international shipping markets and, therefore, primarily transacts business in U.S. dollars, its functional currency is the U.S. dollar. The Company’s accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income / (loss). All amounts in the financial statements are presented in thousand U.S. dollars rounded at the nearest thousand.

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

(h) Cash and Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Restricted cash is associated with pledged retention accounts in connection with the loan repayments and minimum liquidity requirements under the loan agreements discussed in Note 7 and is presented separately in the accompanying consolidated balance sheets.

In order to align the Restricted cash, current portion and the Restricted cash, net of current portion included under the accompanying consolidated balance sheets with the minimum liquidity requirements pursuant to the Company’s debt agreements, the Company adjusted the balance of the sum of both line items to include the balance under its retention accounts in the overall minimum liquidity requirements discussed in Note 7. In this context, as of December 31, 2015, Cash and cash equivalents increased and Restricted cash, net of current portion decreased by $143. This reclassification has no impact on the Company’s results of operations and net assets for any period.

(i) Income Taxation: Under the laws of the Republic of the Marshall Islands, the country of incorporation of the Vessel-owning companies, and/or the vessels’ registration, the Vessel-owning companies are not liable for any income tax on their income derived from shipping operations. Instead, a tax is levied depending on the countries where the vessels trade based on their tonnage, which is included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income / (loss). The Vessel-owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. The Company believes that based on current legislation the relevant Vessel-owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related Vessel-owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel-owning companies are residents of a country granting an equivalent exemption to U.S. persons.

(j) Inventories: Inventories consist of lubricants and bunkers on board the vessels, which are stated at the lower of cost or market value. Cost is determined by the first-in, first-out (“FIFO”) method.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2.Significant Accounting Policies – Continued:

(k) Trade Receivables, net: The amount shown as receivables, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for overdue accounts receivable. The allowance for doubtful accounts at December 31, 2015 and 2016 was $nil and $100, respectively.

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

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessels’ remaining estimated economic useful life, after considering the estimated residual value. A vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate of $0.300 per ton. The Company estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(n) Impairment of Long Lived Assets: The Company reviews its long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.

To the extent impairment indicators are present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter rate for the unfixed days (based on the most recent seven year historical average rates, where available, over the remaining estimated useful life of the vessels), expected outflows for vessels’ operating expenses assuming an annual inflation rate of 2.00% (in line with the world Consumer Price Index), planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, pursuant to the Company’s existing group management agreement, and fleet utilization of 98.6% (excluding the scheduled off-hire days for planned dry-dockings and vessel surveys which are determined separately ranging from five days for intermediate and up to 20 days for special surveys depending on the size and age of each vessel) based on historical experience. The residual value used in the impairment test is estimated to be approximately $0.300 per lightweight ton in accordance with the vessels’ depreciation policy.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2.Significant Accounting Policies – Continued:

(n) Impairment of Long Lived Assets – Continued:

As of December 31, 2015, the Company obtained market valuations for all its vessels from reputable marine appraisers, each of which exceeded the carrying value of the respective vessel, except for the Northsea Alpha and the Northsea Beta, for which the market values were $330 and $201 lower than their net book values as of December 31, 2015, respectively. In this respect, the Company performed an impairment analysis to estimate the future undiscounted cash flows for each of these vessels. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of December 31, 2015 and accordingly, no adjustment to the vessels’ carrying values was required.

As of December 31, 2016, the Company obtained market valuations for all its vessels from reputable marine appraisers, all of which were lower than the carrying values of the respective vessels, except for the Pyxis Epsilon. More specifically, the market values of the Pyxis Malou, the Pyxis Delta, the Pyxis Theta, the Northsea Alpha and the Northsea Beta were $2,694, $2,524, $6,176, $1,769 and $1,623 lower than their carrying values as of December 31, 2016, respectively. In this respect, the Company performed an impairment analysis to estimate the future undiscounted cash flows for each of these tankers. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of December 31, 2016, except for the Northsea Alpha and the Northsea Beta for which a total Vessel impairment charge of $3,998 was recorded as of December 31, 2016, of which $3,392 was charged against Vessels, net and $606 against Deferred charges, net (Notes 5, 6 and 10).

(o) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred at the yard and parts used in the dry-docking or special survey, are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the shipyard and costs incurred in the dry-docking or special survey. If a dry-dock or a survey is performed prior to the scheduled date, the remaining unamortized balances of the previous dry-dock and survey are immediately written off. Unamortized dry-dock and survey balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

(p) Financing Costs: Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as a direct deduction from the carrying amount of the debt liability. Such costs are deferred and amortized to Interest and finance costs in the consolidated statements of comprehensive income / (loss) during the life of the related debt using the effective interest method. Unamortized costs relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. Commitment fees relating to undrawn loan principal are expensed as incurred.

(q) Revenue and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using primarily either spot charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each spot or time charter. Revenues from time charter agreements providing for varying daily rates are accounted for as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is not recognized until a charter has been agreed, even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the spot charter and is recognized ratably as earned during the related spot charter’s duration period. Hire collected in advance includes cash received prior to the balance sheet date and is related to revenue earned after such date.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2.	Significant Accounting Policies – Continued:

(q) Revenue and Related Expenses – Continued:

Revenues for the years ended December 31, 2014, 2015 and 2016, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

Charterer	2014	2015	2016
A	7%	18%	—
B	21%	17%	12%
C	—	17%	20%
D	—	—	14%
E	—	—	10%
	28%	52%	56%

(r) Fair Value Measurements: The Company follows the provisions of Accounting Standard Update (“ASU”) 2015-07 “Fair Value Measurements and Disclosures”, Topic 820, which defines and provides guidance as to the measurement of fair value. This standard creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 10).

(s) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide (subject to certain agreed exclusions) and, as a result, the disclosure of geographic information is impracticable. As a result, management, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(t) Earnings / (loss) per Share: Basic earnings / (loss) per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding. The computation of diluted earnings / (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and is performed using the treasury stock method.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2.Significant Accounting Policies – Continued:

(v) Going Concern: The Company performs on a regular basis cash flow projections to evaluate whether it will be in a position to cover its liquidity needs for the next 12 month period and in compliance with the financial and security collateral cover ratio covenants under its existing debt agreements. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with significant assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, the Company’s management fees and general and administrative expenses, and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

As of the filing date of the financial statements, the Company believes that it will be in a position to cover its liquidity needs for the next 12 month period and in compliance with the financial and security collateral cover ratio covenants under its existing debt agreements as discussed in Note 7.

(w) New Accounting Pronouncements:

i) Revenue from Contracts with Customers: In May 2014, the Financial Accounting Standards Board (“FASB”) and the International Accounting Standards Board (“IASB”) (collectively, the “Boards”) jointly issued a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods, and key judgments and estimates.

The guidance in ASU 2014-09 “Revenue from Contracts with Customers (Topic 606)” supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition”, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this ASU supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition—Construction-Type and Production-Type Contracts”. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. In August 2015, the FASB deferred by one year the effective date of the new guidance. The new revenue recognition standard will be effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Nonpublic entities will be required to adopt the standard for annual reporting periods beginning after 15 December 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Public and nonpublic entities will be permitted to adopt the standard as early as the original public entity effective date (i.e., annual reporting periods beginning after December 15, 2016 and interim periods therein). In 2016, the FASB issued two updates with respect to Topic 606: ASU 2016-10, “Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing” and ASU 2016-12, “Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients.” The amendments in these updates do not change the core principle of the guidance in Topic 606. The amendments in update 2016-10 clarify the following two aspects of Topic 606: i) identifying performance obligations and ii) licensing implementation guidance. The amendments in update 2016-12 similarly affect only certain narrow aspects of Topic 606; namely, i) “Assessing the Collectability Criterion and Accounting for Contracts That Do Not Meet the Criteria for Step 1,” ii) “Presentation of Sales Taxes and Other Similar Taxes Collected from Customers,” iii) “Noncash Consideration,” iv) “Contract Modifications at Transition,” v) “Completed Contracts at Transition,” and vi) “Technical Correction.” The effective date and transition requirements for the amendments in these updates are the same as the effective date and transition requirements in Topic 606. Early adoption prior to that date will not be permitted. The Company is in the process of assessing the impact of the new standard on the Company’s consolidated financial position and performance.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2.Significant Accounting Policies – Continued:

(w) New accounting pronouncements are discussed below – Continued:

ii) Inventories: In July 2015, the FASB issued ASU 2015-11, “Simplifying the Measurement of Inventory”. ASU 2015-11 simplifies the subsequent measurement of inventory by replacing today’s lower of cost or market test with a lower of cost and net realizable value test. The guidance applies only to inventories for which cost is determined by methods other than last-in first-out (“LIFO”) and the retail inventory method (“RIM”). Entities that use LIFO or RIM will continue to use existing impairment models. The guidance is effective for public business entities for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted, and the new guidance must be applied prospectively after the date of adoption. The Company believes that the implementation of this update will not have any material impact on its financial statements.

iii) Leases: In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) which provides new guidance related to accounting for leases and supersedes existing U.S. GAAP on lease accounting. The ASU will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases, unless the lease is a short term lease. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Company is in the process of assessing the impact of the new standard on the Company’s consolidated financial position and performance.

iv) Stock Compensation: In March 2016, the FASB issued the ASU No 2016-09, Stock Compensation, which is intended to simplify several aspects of the accounting for share-based payment award transactions. The guidance will be effective for the fiscal year beginning after December 15, 2016, including interim periods within that year. The Company believes that the implementation of this update will not have any material impact on its financial statements.

v) Classification of Certain Cash Payments and Cash Receipts: In August 2016, the FASB issued the ASU 2016-15 – classification of certain cash payments and cash receipts. This ASU addresses certain cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. It must be applied retrospectively to all periods presented but may be applied prospectively from the earliest date practicable, if retrospective application would be impracticable. The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.

vi) Restricted Cash: In November 2016 the FASB issued the ASU 2016-18 – Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The implementation of this update affects disclosures only and has no impact on the Company’s balance sheet and statement of comprehensive income / (loss). The Company has not elected early adoption.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2.Significant Accounting Policies – Continued:

(w) New accounting pronouncements are discussed below – Continued:

(vii) Business Combinations: In January 2017, FASB issued the ASU 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. Company is in the process of assessing the impact of the new standard on the Company’s consolidated financial position and performance.

3.	Transactions with Related Parties:

The Company uses the services of Maritime, a ship management company with its principal office in Greece and an office in the U.S.A. Maritime is engaged under separate management agreements directly by the Company’s respective subsidiaries to provide a wide range of shipping services, including but not limited to, chartering, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel. For the ship management services, Maritime charges a fee payable by each subsidiary of $0.325 per day per vessel, while the vessel is in operation including any pool arrangements (or $0.160 per day for as long as the chartering services for the Northsea Alpha and the Northsea Beta were subcontracted to NST) and $0.450 per day per vessel while the vessel is under construction, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “ship-management fees”). As discussed in Note 1, in June and November 2016, Maritime assumed full commercial management of the Northsea Beta and the Northsea Alpha, respectively. In addition, Maritime charges the Company a commission rate of 1.25% on all charter hire agreements arranged by Maritime.

The management agreements for the vessels have an initial term of five years. For the Northsea Alpha, Northsea Beta and Pyxis Delta the base term expired on December 31, 2015, for Pyxis Theta will expire on December 31, 2017 and for the Pyxis Epsilon and the Pyxis Malou will expire on December 31, 2018. Following their initial expiration dates, the management agreements will automatically be renewed for consecutive five year periods, or until terminated by either party on three months’ notice.

Under a Head Management Agreement (the “Head Management Agreement”) with Maritime that commenced on March 23, 2015 and will continue until March 23, 2020 (unless terminated by either party on 90 days’ notice), Maritime provides administrative services to the Company, which include, among other, the provision of the services of the Company’s Chief Executive Officer, Chief Financial Officer, Senior Vice President of Corporate Development, General Counsel and Corporate Secretary, Chief Operating Officer, one or more internal auditor(s) and a secretary, as well as the use of office space in Maritime’s premises. Following the initial expiration date, the Head Management Agreement will automatically be renewed for a five year period. Under the Head Management Agreement, the Company pays Maritime a fixed fee of $1,600 annually (the “administration fees”). In the event of a change of control of the Company during the management period or within 12 months after the early termination of the Head Management Agreement, then the Company will pay to Maritime an amount equal to 2.5 times the then annual administration fees.

The ship-management fees and the administration fees will be adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year. On August 9, 2016, the Company amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the ship-management fees and the administration fees, which will remain, for the particular calendar year, as per the previous calendar year.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

3.	Transactions with Related Parties – Continued:

The following amounts charged by Maritime are included in the accompanying consolidated statements of comprehensive income / (loss):

	Year Ended December 31,
	2014	2015	2016
Included in Voyage related costs and commissions
Charter hire commissions	$236	$321	$316

Included in Management fees, related parties
Ship-management fees	611	577	631

Included in General and administrative expenses
Administration fees	—	1,245	1,600

Total	$847	$2,143	$2,547

In addition, Maritime also charged $255, $10 and $nil for the years ended December 31, 2014, 2015 and 2016, respectively, which relate to the supervision costs during the vessels construction period, and are included as a component of Vessels, net, in the accompanying consolidated balance sheets.

On April 23, 2015, the Company issued a promissory note amounting to $625 (the “Note”) in favor of Maritime Investors. The Note was issued in return for the payment of $600 by Maritime Investors to LS on behalf of the Company, representing the cash consideration of the Merger. The remaining balance of the Note covered miscellaneous transaction costs. On October 28, 2015, the Company and Maritime Investors agreed to replace the existing Note of $625 with a new promissory note of $2,500, payable on January 15, 2017. The additional amount of $1,875 was provided in lieu of additional, newly issued, fully paid and non-assessable shares of Pyxis common stock, in accordance with the terms of the amended Agreement and Plan of Merger (Note 1). The new promissory note bears an interest rate of 2.75% per annum payable quarterly in arrears in cash or additional shares of the Company, at a price per share based on a five day volume weighted average price, at the Company’s discretion. As of December 31, 2015, the amount of $2,500 is separately reflected in the consolidated balance sheet under non-current liabilities. On each of August 9, 2016, and March 7, 2017, the Company agreed with Maritime Investors to extend the maturity of the promissory note for one year, at same terms and at no additional cost to the Company. The maturity of the promissory note, as amended, is January 2019.

Interest charged for the period from the replacement date of the Note until December 31, 2015, and for the year ended December 31, 2016, amounted to $12 and $69, respectively, and is included in Interest and finance costs, net, in the accompanying consolidated statement of comprehensive income / loss.

As of December 31, 2015 and 2016, the balances due to Maritime were $121 and $1,953, respectively and are included in Due to related parties in the accompanying consolidated balance sheets. The amount due to Maritime as of December 31, 2016, includes $300 placed in escrow by Maritime on behalf of Sixthone, relating to a dispute with one of the Company’s charterers, as discussed in Note 11. The balances with Maritime are interest free and with no specific repayment terms.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

4.	Inventories:

The amounts in the accompanying consolidated balance sheets as at December 31, 2015 and 2016 are analyzed as follows:

	2015	2016
Lubricants	$583	$479
Bunkers	—	694
Total	$583	$1,173

5.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance January 1, 2014	$143,505	($18,045)	$125,460
Additions to vessel cost	233	—	233
Depreciation	—	(5,446)	(5,446)
Vessel impairment charge	(28,443)	11,913	(16,530)
Balance December 31, 2014	115,295	(11,578)	103,717
Depreciation	—	(5,710)	(5,710)
Transfer from advances for vessel acquisition	32,494	—	32,494
Balance December 31, 2015	147,789	(17,288)	130,501
Depreciation	—	(5,768)	(5,768)
Vessel impairment charge	(9,729)	6,337	(3,392)
Balance December 31, 2016	$138,060	($16,719)	$121,341

Eighthone took delivery of the Pyxis Epsilon on January 14, 2015. As a result, $31,623 of advances paid to the shipyard together with $871 of capitalized costs (out of which $18,743 and $23, respectively, were incurred during the year ended December 31, 2015), were transferred from Advances for vessel acquisition to Vessels, net.

As of December 31, 2016, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review indicated that such carrying amount was not fully recoverable for the Company’s vessels Northsea Alpha and Northsea Beta. Consequently the carrying value of these vessels was written down resulting in a total impairment charge of $3,998, of which $3,392 was charged against Vessels, net, based on level 2 inputs of the fair value hierarchy, as discussed in Notes 2 and 10.

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 7.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

6.	Deferred Charges:

The movement in Deferred charges in the accompanying consolidated balance sheets are as follows:

Special Survey
Costs
Balance, January 1, 2014	$256
Additions	469
Amortization	(203)
Impairment charge	(400)
Balance, December 31, 2014	122
Additions	888
Amortization	(174)
Balance, December 31, 2015	836
Additions	364
Amortization	(236)
Impairment charge	(606)
Balance, December 31, 2016	$358

The amortization of the special survey costs is separately reflected in the accompanying consolidated statements of comprehensive income / (loss).

The impairment charge of $606 relates to the impairments of the Northsea Alpha and the Northsea Beta as of December 31, 2016, discussed in Notes 2 and 10.

7.	Long-term Debt:

The amounts shown in the accompanying consolidated balance sheets at December 31, 2015 and 2016 are analyzed as follows:

Vessel (Borrower)	2015	2016
(a) Northsea Alpha (Secondone)	$5,268	$4,808
(a) Northsea Beta (Thirdone)	5,268	4,808
(b) Pyxis Malou (Fourthone)	22,490	20,350
(c) Pyxis Delta (Sixthone)	9,787	8,437
(c) Pyxis Theta (Seventhone)	18,481	17,228
(d) Pyxis Epsilon (Eighthone)	19,800	18,200
Total	$81,094	$73,831

Current portion	$7,263	$6,963
Less: Current portion of deferred financing costs	(168)	(150)
Current portion of long-term debt, net of deferred financing costs, current	$7,095	$6,813

Long-term portion	$73,831	$66,868
Less: Non-current portion of deferred financing costs	(375)	(251)
Long-term debt, net of current portion and deferred financing costs, non-current	$73,456	$66,617

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7.	Long-term Debt – Continued:
(a)

On September 26, 2007, Secondone and Thirdone jointly entered into a loan agreement with a financial institution for an amount of up to $24,560, in order to partly finance the acquisition cost of the vessels Northsea Alpha and Northsea Beta.

Each of Secondone’s and Thirdone’s outstanding loan balance at December 31, 2016 amounting to $4,808, is repayable in seven semiannual installments of $230 each, the first falling due in May 2017, and the last installment accompanied by a balloon payment of $3,198 falling due in May 2020.

The main terms and conditions of the loan agreement dated September 26, 2007, as subsequently amended, are as follows:

•	In addition to a first priority mortgage over the Northsea Alpha and the Northsea Beta, the loan is secured by a second priority mortgage over the Pyxis Malou.

•	The loan bears interest at LIBOR, plus a margin of 1.75% per annum.

Covenants:

•

The Company undertakes to maintain as of December 31, 2015 and March 31, 2016, minimum liquidity at the higher of $4,500 or $750 per vessel in its fleet. On each of June 30, September 30, December 31 and March 31 of each year thereafter, the Company undertakes to maintain minimum cash deposits at the higher of $5,000 or $750 per vessel in its fleet, of which $2,500 shall be freely available and unencumbered cash under deposit by the Company. At any time that the number of vessels in the fleet exceeds ten, the minimum cash requirement shall be reduced to an amount of $500, for each vessel in the fleet that exceeds ten.

•	The minimum security collateral cover (“MSC”) is to at least 133% of the respective outstanding loan balance.
(b)	Based on a loan agreement concluded on December 12, 2008, Fourthone borrowed $41,600 in February 2009 in order to partly finance the acquisition cost of the Pyxis Malou.

The outstanding balance of the loan at December 31, 2016 of $20,350, is repayable in seven semiannual installments of $1,070 each, the first falling due in February 2017, plus a balloon payment of $12,860 falling due in May 2020.

The main terms and conditions of the loan agreement dated December 12, 2008, as subsequently amended, are as follows:

•	In addition to a first priority mortgage over the Pyxis Malou, the loan is secured by a second priority mortgage over the Northsea Alpha and the Northsea Beta.

•	The loan bears interest at LIBOR, plus a margin of 1.75% per annum.

Covenants:

•

The Company undertakes to maintain on each of December 31, 2015 and March 31, 2016, minimum liquidity at the higher of $4,500 or $750 per vessel in its fleet. On each of June 30, September 30, December 31 and March 31 of each year thereafter, the Company undertakes to maintain minimum cash deposits at the higher of $5,000 or $750 per vessel in its fleet, of which $2,500 shall be freely available and unencumbered cash under deposit by the Company. At any time that the number of vessels in the fleet exceeds ten, the minimum cash requirement shall be reduced to an amount of $500, for each vessel in the fleet that exceeds ten.

•	MSC is to be at least 125% of the respective outstanding loan balance.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7.	Long-term Debt – Continued:
(c)

On October 12, 2012, Sixthone and Seventhone concluded as joint and several borrowers a loan agreement with a financial institution in order to partly finance the acquisition and construction cost of the Pyxis Delta and the Pyxis Theta, respectively. In February 2013, Sixthone drew down an amount of $13,500, while in September 2013, Seventhone drew down an amount of $21,300 (“Tranche A” and “Tranche B”, respectively). On September 29, 2016, the Company agreed with the lender of Sixthone to extend the maturity of Tranche A from May 2017 to September 2018, under the same amortization schedule and applicable margin.

Following the supplemental agreement dated September 29, 2016, the outstanding balance of the loan under Tranche A at December 31, 2016 of $8,437, is repayable in seven quarterly installments of $338 each, the first falling due in February 2017, and the last installment accompanied by a balloon payment of $6,071 falling due in September 2018. In addition, the outstanding balance of the loan under Tranche B at December 31, 2016 of $17,228, is repayable in seven quarterly installments of $313 each, the first falling due in March 2017, and the last installment accompanied by a balloon payment of $15,037 falling due in September 2018.

The main terms and conditions of the loan agreement dated October 12, 2012, as subsequently amended, are as follows:

•	The loan bears interest at LIBOR, plus a margin of 3.35% per annum.

Covenants:

•	The Company undertakes to maintain minimum deposits with the bank of $1,000 at all times.

•

The ratio of the Company’s total liabilities to market value adjusted total assets is not to exceed 65%. This requirement is only applicable in order to assess whether the two Vessel-owning companies are entitled to distribute dividends to Pyxis. As of December 31, 2016, such ratio was 68%, or 3% higher than the required threshold. Until the Company cures such non-compliance, neither Sixthone nor Seventhone will be permitted to make dividend distributions.

•	MSC is to be at least 130% of the respective outstanding loan balance.
(d)	Based on a loan agreement concluded on January 12, 2015, Eighthone borrowed $21,000 on the same date in order to partly finance the construction cost of the Pyxis Epsilon.

The outstanding balance of the loan at December 31, 2016 of $18,200, is repayable in one quarterly installment of $400 due in January 2017, followed by 20 quarterly installments of $300 each, the last together with a balloon payment of $11,800 falling due in January 2022.

The main terms and conditions of the loan agreement dated January 12, 2015, as subsequently amended, are as follows:

•	The loan bears interest at LIBOR, plus a margin of 2.90% per annum.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7.	Long-term Debt – Continued:

Covenants:

•	The Company undertakes to maintain minimum deposits with the bank of $750 at all times.

•

The Company undertakes to maintain minimum liquidity of at least the higher of: i) $750 multiplied by the number of vessels owned by the Company and ii) during the Company’s first two financial quarters following its listing on NASDAQ, debt service for the following three months and thereafter, debt service for the following six months

•	The ratio of the Company’s total liabilities to market value adjusted total assets is not to exceed 75%.

•	MSC is to be at least 130% of the respective outstanding loan balance until January 2018 and at least 135% thereafter.

Each loan is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings. Each loan agreement contains customary ship finance covenants including restrictions as to changes in management and ownership of the vessel, and in dividend distributions when certain financial ratios are not met.

As of December 31, 2016, the Company was in compliance with all of its financial and MSC covenants with respect to its loan agreements, other than the ratio of total liabilities over the market value of the Company’s adjusted total assets with one of its lenders, which only restricts the ability of two vessel-owning companies to distribute dividends to Pyxis as discussed above in 7(c). In addition, as of December 31, 2016, there was no amount available to be drawn down by the Company under its existing loan agreements.

The annual principal payments required to be made after December 31, 2016, are as follows:

Year ending December 31,	Amount
2017	$6,963
2018	27,322
2019	4,260
2020	21,986
2021	1,200
2022 and thereafter	12,100
Total	$73,831

Total interest expense on long-term debt for the years ended December 31, 2014, 2015 and 2016, amounted to $1,796, $2,359 and $2,577, respectively, and is included in Interest and finance costs, net (Note 12) in the accompanying consolidated statements of comprehensive income / (loss). Of the above amounts $228, $13 and $nil for the years ended December 31, 2014, 2015 and 2016, respectively, were capitalized and are included in Advances for vessels acquisition and Vessels, net, respectively. The Company’s weighted average interest rate (including the margin) for the years ended December 31, 2014, 2015 and 2016, was 2.57%, 2.78% and 3.27% per annum, including the promissory note discussed in Note 3, respectively.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

8.	Common Stock Equity of Contributed Entities and Additional Paid-In Capital:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares and 50,000,000 preferred shares with a par value of USD 0.001 per share, out of which 10,000,000 common shares were issued to Maritime Investors upon formation of Pyxis.

As of December 31, 2015 and 2016, the Company had a total of 18,244,671 and 18,277,893, common shares outstanding, respectively, and no preferred shares outstanding.

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

On October 28, 2015, the Company’s Board of Directors approved an equity incentive plan (the “EIP”), providing for the granting of share-based awards to directors, officers and employees of the Company and its affiliates and to its consultants and service providers. The maximum aggregate number of shares of common stock of the Company, that may be delivered pursuant to awards granted under the EIP, shall be equal to 15% of the then issued and outstanding number of shares of common stock. On the same date the Company’s Board of Directors approved the issuance of 33,222 restricted shares of the Company’s common stock to certain of its officers. As of December 31, 2015, all such shares had been vested, but were not issued until March 2016. The respective stock compensation recognized in the consolidated statement of comprehensive income / (loss) under General and administrative expenses for the years ended December 31, 2015 and 2016, amounted to $143 and $nil, respectively.

Paid-in capital re-imbursement / distribution for the years ended December 31, 2014, 2015 and 2016 amounted to $nil, $1,248 and $nil respectively.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

9.	Earnings / (Loss) per Common Share:

	2014	2015	2016
Net (loss) / income available to common stockholders	($19,243)	$3,505	($5,813)

Weighted average number of common shares, basic	18,244,671	18,244,671	18,277,893

Dilutive effect of stock granted under the EIP	-	33,222	-

Weighted average number of common shares, diluted	18,244,671	18,277,893	18,277,893

(Loss) / earnings per common share, basic and diluted	($1.05)	$0.19	($0.32)

Basic earnings per share for the year ended December 31, 2014 reflect retrospectively the common shares issued upon formation of Pyxis and in connection with the consummation of the Merger. Dilutive earnings per share has been adjusted to reflect the restricted shares of the Company’s common stock to certain of its officers, granted during the year ended December 31, 2015 under the Company’s EIP (Note 8).

10.	Risk Management and Fair Value Measurements:

The principal financial assets of the Company consist of cash and cash equivalents, amounts due from related parties and trade accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable and due to related parties.

Interest Rate Risk

The Company’s interest rates are calculated at LIBOR plus a margin. Long-term loans and repayment terms are described in Note 7. The Company’s exposure to market risk from changes in interest rates relates to the Company’s bank debt obligations.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

10.	Risk Management and Fair Value Measurements – Continued:

Fair Value

The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their respective carrying amounts due to their short term nature. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates.

Long Lived Assets Held and Used

As of December 31, 2016, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review indicated that such carrying amount was not fully recoverable for the Company’s vessels Northsea Alpha and Northsea Beta. Consequently the carrying value of these vessels was written down as presented in the table below.

Vessel	Significant Other Observable Inputs (Level 2)	Impairment Loss charged against Vessels, net	Impairment Loss charged against Deferred charges, net	Vessel Impairment Charge
Northsea Alpha	$8,000	$1,769	$292	$2,061
Northsea Beta	8,000	1,623	314	1,937
TOTAL	$16,000	$3,392	$606	$3,998

The fair value is based on level 2 inputs of the fair value hierarchy and reflects the Company’s best estimate of the value of each vessel on a time charter free basis, and is supported by a vessel valuation of an independent shipbroker as of December 31, 2016, which is mainly based on recent sales and purchase transactions of similar vessels.

The Company recognized the total Vessel impairment charge of $3,998, which is included in the accompanying consolidated statements of comprehensive income / (loss) for the year ended December 31, 2016.

The Company performs such an exercise on an annual basis and whenever circumstances indicate so. All other nonfinancial assets or nonfinancial liabilities are carried at fair value as of December 31, 2015 and 2016.

11.	Commitments and Contingencies:

Minimum Contractual Charter Revenues: Future minimum contractual charter revenues, gross of 1.25% brokerage commissions to Maritime, and of any other brokerage commissions to third parties, based on vessels committed, non-cancelable, long-term time charter contracts as of December 31, 2016 are as follows:

Year ending December 31,	Amount
2017	$4,846
$4,846

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

11.Commitments and Contingencies – Continued:

Make-Whole Right and Financial Guarantee: In the event that subsequent to the Merger, the Company completes a primary common share financing (a “Future Pyxis Offering”) at an offering price per share (the “New Offering Price”) lower than the valuation ascribed to the share of the Company’s common stock received by the former LS stockholders pursuant to the Agreement and Plan of Merger (the “Consideration Value”), the Company will be obligated to make “whole” the former LS stockholders as of April 29, 2015 (the “Make-Whole Record Date”) pursuant to which such LS stockholders will be entitled to receive additional shares of the Company’s common stock to compensate them for the difference between the New Offering Price and the Consideration Value (the “Make-Whole Right”). The Make-Whole Right shall only apply to the first Future Pyxis Offering following the closing of the Merger which results in gross proceeds to the Company of at least $5,000, excluding any proceeds received from any shares purchased or sold by Maritime Investors or its affiliates.

In addition, the Make-Whole Right provides that should the Company fail to complete a Future Pyxis Offering within a date which is three years from the date of the closing of the Merger, each former LS stockholder who has held his Company shares continuously from the date of the Make-Whole Record Date (the “Legacy LS Stockholders”) until the expiration of such three year period, will have a 24-hour option (the “Put Period”) to require the Company to purchase from such Legacy LS Stockholders, a pro rata amount of the Company’s common stock that would result in aggregate gross proceeds to the Legacy LS Stockholders, in an amount not to exceed $2,000; provided that in no event shall a Legacy LS Stockholder receive an amount per share greater than the Consideration Value (the “Financial Guarantee”).

Under ASC 815, the Make-Whole Right does not meet the criteria to be accounted for as a derivative instrument under “Derivatives and Hedging.” since it is not readily convertible into cash. The Make-Whole Right requires the Company to issue its own equity shares and according to ASC 460 “Guarantees”, the Company is not required to recognize an initial liability. If a Future Pyxis Offering had been completed as of December 31, 2016, the maximum number of shares issuable to Legacy LS Stockholders would have amounted to 609,228, based on the closing price of the Company’s stock on December 31, 2016 of $2.60, the Consideration Value at the Merger date of $4.30, and assuming that all number of the original Legacy LS Stockholders retained their make-whole right as of such date and they exercised their right to receive the additional shares.

The Financial Guarantee is accounted under ASC 460-10 “Guarantees – Option Based Contracts”. No liability for the Financial Guarantee has been reflected in the accompanying consolidated balance sheet dates, assuming that a Future Pyxis Offering will take place, the number of shares to be repurchased is not fixed, and the New Offering Price will be at a minimum equal to the Consideration Value. The Company controls the timing of any Future Pyxis Offering and the New Offering Price of any Company shares in such future offering will be subject to U.S. capital markets conditions and investors’ interest.

Dispute with charterer: In September 2016, the Company had a commercial dispute with one of its charterers. As a result, Maritime placed an amount of $300, as security, in escrow on behalf of Sixthone, and is included in balances due to related parties as reflected in the accompanying consolidated balance sheet for the year ended December 31, 2016, as discussed in Note 3. The Company has already recognized allowance for doubtful accounts of $100 relating to this case, as discussed in Note 2.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

12.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of comprehensive income / (loss) are analyzed as follows:

	2014	2015	2016
Interest on long-term debt (Note 7)	$1,796	$2,359	$2,577
Interest on Promissory Note (Note 3)	—	12	69
Capitalized interest	(228)	(13)	—
Amortization of deferred financing costs (Note 7)	136	173	164
Total	$1,704	$2,531	$2,810

13.	Subsequent Events:

On March 7, 2017, the Company agreed with Maritime Investors to further extend the maturity of the promissory note for one additional year, from January 2018 to January 2019, at same terms and at no additional cost to the Company.

Schedule I – Condensed Financial Information of PYXIS TANKERS INC. (Parent Company Only)

Balance Sheets

As at December 31, 2015 and 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	2015	2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,967	$—
Prepayments and other assets	2	—
Total current assets	1,969	—

NON-CURRENT ASSETS:
Restricted cash	2,607	131
Investment in subsidiaries*	57,778	52,131
Total non-current assets	60,385	52,262
Total assets	$62,354	$52,262

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$226	$105
Due to related parties	4,909	822
Accrued and other liabilities	153	82
Total current liabilities	5,288	1,009

NON-CURRENT LIABILITIES:
Promissory note	2,500	2,500
Total non-current liabilities	2,500	2,500

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 18,244,671 and 18,277,893 shares issued and outstanding at December 31, 2015 and 2016, respectively)	18	18
Additional paid-in capital	70,123	70,123
Accumulated deficit	(15,575)	(21,388)
Total stockholders’ equity	54,566	48,753
Total liabilities and stockholders’ equity	$62,354	$52,262

* Eliminated in consolidation

Schedule I – Condensed Financial Information of PYXIS TANKERS INC. (Parent Company Only)

Statements of Comprehensive Income / (Loss)

For the period from March 23, 2015 (“Incorporation Date”) until December 31, 2015, and for the year ended December 31, 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	From Incorporation Date until December 31, 2015	Year Ended December 31, 2016
Expenses:
General and administrative expenses	$(1,607)	$(2,344)
Operating loss	(1,607)	(2,344)

Other expenses:
Interest and finance costs, net	(13)	(72)
Total other expenses, net	(13)	(72)

Equity in earnings / (loss) of subsidiaries*	5,125	(3,397)

Net income / (loss)	$3,505	$(5,813)

Earnings / (loss) per common share, basic and diluted	$0.19	$(0.32)

Weighted average number of shares, basic	18,244,671	18,277,893

Weighted average number of shares, diluted	18,277,893	18,277,893

* Eliminated in consolidation

Schedule I – Condensed Financial Information of PYXIS TANKERS INC. (Parent Company Only)

Statements of Stockholders’ Equity

For the period from Incorporation Date until December 31, 2015, and for the year ended December 31, 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Common Stock		Additional paid-in capital	Accumulated Deficit	Total Stockholders' Equity
	# of Shares	Par value

BALANCE, as of Incorporation Date	—	$—	$71,733	$(19,080)	$52,653
Issuance of common stock	18,244,671	18	(8)	—	10
Net income	—	—	—	3,505	3,505
Expenses for Merger	—	—	(1,745)	—	(1,745)
Stock compensation	—	—	143	—	143
BALANCE, December 31, 2015	18,244,671	$18	$70,123	$(15,575)	$54,566
Issuance of common stock	33,222	—	—	—	—
Net loss	—	—	—	(5,813)	(5,813)
BALANCE, December 31, 2016	18,277,893	$18	$70,123	$(21,388)	$48,753

Schedule I – Condensed Financial Information of PYXIS TANKERS INC. (Parent Company Only)

Statements of Cash Flows

For the period from Incorporation Date until December 31, 2015, and for the year ended December 31, 2016

(Expressed in thousands of U.S. Dollars)

	From Incorporation Date until December 31, 2015	Year Ended December 31, 2016
Cash flows from operating activities:
Net income / (loss)	$3,505	$(5,813)
Adjustments to reconcile net income / (loss) to net cash from operating activities:
Stock compensation	143	—
Equity in (earnings) / loss of subsidiaries, net of dividends received*	(5,125)	5,647

Changes in assets and liabilities:
Prepayments and other assets	(2)	2
Accounts payable	226	(121)
Due to related parties	4,909	(4,087)
Accrued and other liabilities	153	(71)
Net cash provided by / (used in) operating activities	$3,809	$(4,443)

Cash flows from investing activities:
Net cash provided by investing activities	$—	$—

Cash flows from financing activities:
Issuance of promissory note	2,500	—
Issuance of common stock	10	—
Change in restricted cash	(2,607)	2,476
Expenses for Merger	(1,745)	—
Net cash (used in) / provided by financing activities	$(1,842)	$2,476

Net increase / (decrease) in cash and cash equivalents	1,967	(1,967)

Cash and cash equivalents at beginning of the period	—	1,967

Cash and cash equivalents at end of the period	$1,967	$—

* Eliminated in consolidation

Schedule I – Condensed Financial Information of PYXIS TANKERS INC. (Parent Company Only)

For the period from Incorporation Date until December 31, 2015, and for the year ended December 31, 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data)

In the condensed financial information of Pyxis, Pyxis’ investment in subsidiaries is stated at cost plus equity in undistributed earnings / losses of subsidiaries. During the period from the Incorporation Date until December 31, 2015, Pyxis did not receive dividend distributions from its subsidiaries. In May 2016, Pyxis received dividend distributions from Sixthone and Seventhone amounting to $2,250, in the aggregate, based on the respective vessel-owning companies’ financial position as of and for the year ended December 31, 2015.

The lender of Sixthone and Seventhone requires the ratio of the Company’s total liabilities to market value adjusted total assets not to exceed 65%. This requirement is only applicable in order to assess whether the two Vessel-owning companies are entitled to distribute dividends to Pyxis. As of December 31, 2015, the ratio of the Company’s total liabilities to market value adjusted total assets was 58%, while as of December 31, 2016, such ratio was 68%, or 3% higher than the required threshold. As discussed in Note 7, until the Company cures such non-compliance, neither Sixthone nor Seventhone will be permitted to make dividend distributions. Other than the above, there are no legal or regulatory restrictions on Pyxis’ ability to obtain funds from its subsidiaries through dividends, loans or advances.

The condensed financial information of Pyxis, as parent company only, should be read in conjunction with the Company’s consolidated financial statements.