Form 20-F
period 2017-12-31
Pyxis Tankers Inc.
filed 2018-03-23
CIK 1640043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Common Stock, par value U.S. $0.001 per share: 20,877,893 as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]	Non-accelerated filer	[X]
Emerging growth company	[X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other	[ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [  ] Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [  ] No [  ]

INTRODUCTION

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

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	the length and number of off-hire periods and dependence on third-party managers; and

●	other factors discussed under the “Item 3. Key Information – D. Risk Factors” in this Annual Report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents in each case for the periods and at the dates indicated, our selected consolidated financial and operating data for each of the years in the three-year period ended December 31, 2017. You should read the table together with “Item 5. Operating and Financial Review and Prospects”. Our selected consolidated financial data is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. GAAP. Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2015, 2016 and 2017 and the consolidated balance sheets at December 31, 2016 and 2017, together with the notes thereto, are included in “Item 18. Financial Statements” and you should read them in their entirety.

Statements of Comprehensive Income / (Loss) Data	Year ended December 31,
(In thousands of U.S. dollars, except per share data)	2015	2016	2017
Voyage revenues	$33,170	$30,710	$29,826
Voyage related costs and commissions	(4,725)	(6,611)	(8,710)
Vessel operating expenses	(13,188)	(12,871)	(12,761)
General and administrative expenses	(1,773)	(2,574)	(3,188)
Management fees, related parties	(577)	(631)	(712)
Management fees, other	(1,061)	(1,024)	(930)
Depreciation and amortization of special survey costs	(5,884)	(6,004)	(5,640)
Vessel impairment charge	—	(3,998)	—
Bad debt provisions	—	—	(231)
Other income	74	—	—
Interest expenses and finance cost, net	(2,531)	(2,810)	(2,897)
Net income / (loss)	$3,505	$(5,813)	$(5,243)

Earnings / (loss) per common share, basic and diluted	$0.19	$(0.32)	$(0.28)

Weighted average number of shares, basic	18,244,671	18,277,893	18,461,455

Weighted average number of shares, diluted	18,277,893	18,277,893	18,461,455

Balance Sheets Data	Year ended December 31,
(In thousands of U.S. dollars)	2015	2016	2017

Total current assets	$6,028	$4,184	$3,895
Total other non-current assets	5,193	5,215	5,144
Total fixed assets, net	130,501	121,341	115,774
Total assets	141,722	130,740	124,813
Total current liabilities	11,200	12,870	12,531
Total non-current liabilities	75,956	69,117	64,126
Total stockholders’ equity	$54,566	$48,753	$48,156

Statements of Cash Flows Data	Year ended December 31,
(In thousands of U.S. dollars)	2015	2016	2017

Net cash provided by operating activities	$12,366	$4,446	$3,677
Net cash used in investing activities	(18,766)	—	—
Net cash provided by / (used in) financing activities	9,875	(7,785)	(2,767)
Change in cash and cash equivalents	$3,475	$(3,339)	$910

	Year ended December 31,
	2015	2016	2017
Ownership days (1)	2,177	2,196	2,190
Available days (2)	2,137	2,176	2,190
Operating days (3)	2,092	1,986	1,956
Utilization % (4)	97.9%	91.3%	89.3%
Daily time charter equivalent rate (5)	$13,597	$12,134	$10,795
Average number of vessels (6)	6.0	6.0	6.0
Number of vessels at period end	6	6	6
Weighted average age of vessels (7)	4.8	5.8	6.8

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily time charter equivalent (“TCE”) rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.
(6)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(7)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dead weight tonnage (“dwt”) of each vessel on the total fleet dwt.

Recent Daily Fleet Data:
(In U.S. dollars, except for Utilization %)		Year ended December 31,
		2015	2016	2017
Eco-Efficient MR2: (2 of our vessels)
	TCE	15,631	15,015	13,027
	Opex	6,430	5,754	5,838
	Utilization %	99.4%	97.0%	94.1%
Eco-Modified MR2: (1 of our vessels)
	TCE	17,480	10,705	13,042
	Opex	6,461	6,255	6,433
	Utilization %	91.3%	92.9%	90.1%
Standard MR2: (1 of our vessels)
	TCE	17,237	15,504	12,209
	Opex	6,325	6,772	6,036
	Utilization %	100.0%	90.5%	99.2%
Handysize Tankers: (2 of our vessels)
	TCE	7,622	7,939	5,979
	Opex	5,358	5,315	5,408
	Utilization %	98.6%	85.1%	79.2%
Fleet: (6 vessels)
	TCE	13,597	12,134	10,795
	Opex	6,058	5,861	5,827
	Utilization %	97.9%	91.3%	89.3%

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

Our revenues are derived substantially from a single segment where charter hire rates for product tankers are cyclical and volatile.

Substantially all of our revenues are derived from a single market, the product tanker segment, and therefore our financial results depend on chartering activities and developments in this segment. The product tanker market is cyclical and volatile in charter hire rates. The degree of charter hire rate volatility among different types of product tankers has varied widely, and, as a result, our ability to charter, or to re-charter our vessels upon the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the product tanker market at that time and changes in the supply and demand for vessel capacity. After reaching historic highs in mid-2008, charter hire rates for product tankers declined significantly before increasing in 2015 and then declining again in 2016. Since then, charter hire rates have remained volatile. If charter hire rates remain depressed or fall further in the future when our charters expire, we may be unable to re-charter our vessels at rates as favorable to us, with the result that our earnings and available cash flow will continue to be adversely affected. In addition, a decline in charter hire rates will likely cause the value of our vessels to decline.

Charter hire rates depend on the demand for, and supply of, product tanker vessels. The factors that influence the demand for product tanker vessel capacity are unpredictable and outside of our control, and include, among others:

●	demand and supply for refined petroleum products and other liquid bulk products such as vegetable and edible oils;

●	competition from alternative sources of energy and a shift in consumer demand towards other energy resources such as wind, solar or water energy;

●	regional availability of refining capacity;

●	the globalization of manufacturing;

●	global and regional economic and political conditions and developments in international trade;

●	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those areas;

●	product imbalances across regions (affecting the level of trading activity);

●	changes in seaborne and other transportation patterns, including changes in the distances over which refined petroleum and chemical cargoes are transported;

●	competition from other shipping companies and other modes of transportation that compete with product tankers;

●	environmental and other regulatory developments;

●	international sanctions, embargoes, import and export restrictions, nationalizations and wars;

●	currency exchange rates; and

●	weather and natural disasters.

The factors that influence the supply of product tanker vessel capacity are also outside of our control and unpredictable and include, among others:

●	the number of product tanker newbuilding deliveries;

●	the efficiency and age of the global product tanker fleet;

●	the scrapping rate of older product tankers or casualties;

●	the price of steel and vessel equipment;

●	the cost of newbuildings and the cost of retrofitting or modifying secondhand product tankers as a result of charterer requirements;

●	shipyard capacity and financial condition;

●	availability and cost of capital;

●	cost and supply of labor;

●	technological advances in product tanker design and capacity;

●	conversion of product tankers to other uses and the conversion of other vessels to product tankers;

●	the number of product tankers used for floating storage;

●	the number of product tankers trading crude or “dirty” oil products;

●	product tanker freight rates, which are themselves affected by factors that may affect the rate of newbuilding, scrapping and laying-up of product tankers;

●	port and canal congestion;

●	the cost of bunkers and fuel oil, and their impact on vessel speed;

●	exchange rate fluctuations;

●	changes in environmental and other regulations that may limit the useful lives of product tankers; and

●	the number of product tankers that are out of service.

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

An over-supply of product tanker capacity may lead to reductions in charter rates, vessel values and profitability.

The market supply of product tankers is affected by a number of factors such as the demand for energy resources, oil, petroleum and chemical products, as well as overall global economic growth. There has been a global trend towards energy efficient technologies, lower environmental emissions and alternative sources of energy. In the long-term, demand for oil may be reduced by increased availability of such energy sources and machines that run on them. In addition, reduced global supply of oil due to coordinated action, such as the production cuts recently agreed by the Organization of Petroleum Exporting Countries (“OPEC”) and other oil producing nations, may lead to an over-supply of product tanker capacity due to lower demand for the transportation of refined petroleum products.

Furthermore, if the capacity of new ships delivered exceeds the capacity of product tankers being scrapped and lost, product tanker capacity will increase. For example, as of February 28, 2018, there were 173 product and product/chemical tankers on order, equivalent to 6.5% of the existing fleet by units and 7.5% of the existing fleet by dwt and the orderbook may increase further in the future. If the supply of product tanker capacity increases and if the demand for product tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline.

A reduction in charter rates and the value of our vessels for any of these reasons may have a material adverse effect on our business, results of operations and financial condition.

Over the last five years, a number of vessel owners have ordered and taken delivery of so-called “eco-efficient” vessel designs, which offer significant bunker savings as compared to older designs. Increased demand for and supply of “eco-efficient” vessels could reduce demand for certain of our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

We estimate that a significant proportion of newbuilding orders are based on new vessel designs, which purport to offer material bunker savings compared to older designs, such as a significant proportion of our tanker vessels. See “Item 4. Information on the Company – B. Business Overview – The Fleet.” New vessel designs could result in a significant reduction of bunker cost for charterers. As the supply of “eco-efficient” tankers expands, if charterers prefer those vessels over our tankers that are not classified as such, this may reduce demand for our non-“eco-efficient” tankers, impair our ability to re-charter such tankers at competitive rates or at all and have a material adverse effect on our business, results of operations and financial condition.

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

In addition, fluctuations in exchange rates may affect charter rates and may adversely affect the profitability in U.S. dollars of the services we provide in foreign markets where payment is made in other currencies. Substantially all of our consolidated revenue is received in U.S. dollars. The amount and frequency of expenses paid in currency other than the U.S. dollar (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations, including the continued devaluation of the Yuan by the People’s Bank of China that commenced in August 2015. Even if we implement hedging strategies to mitigate this risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the hedging activities and potential accounting implications.

Political instability in Greece may have an adverse impact on our and Pyxis Maritime Corp.’s (“Maritime”) operations in that country. We are headquartered in Greece, which continues to be in the midst of an economic crisis that includes, among other things, a high budget deficit compared to previous years. The Greek government is adopting reforms, and it is not clear how this new legislation will be implemented in practice. On August 19, 2015, the European Commission signed a Memorandum of Understanding (the “MoU”) with Greece following approval by the European Stability Mechanism Board of Governors for further stability support accompanied by a third economic adjustment program. Within the scope of the MoU, the Greek government has committed to phasing out special tax treatments of the shipping industry. Over recent years, Greece has subjected foreign flag vessels (jointly with their owners and their Greece-based ship managers) to tonnage tax equal to that payable for equivalent Greek flag vessels on condition of providing a tax credit for the equivalent taxes actually incurred in respect of the same vessels towards their flag states. Greece has also enacted legislation increasing the levels of tonnage tax by 4% until 2020 in conformity with the MoU. In addition, Greek tax-related shipping legislation is currently under scrutiny by the EU Competition Commission, and the European Commission has the ability to amend the existing shipping tax-related legislation in Greece by early 2019. A Supplemental Memorandum of Understanding forming part of the third economic adjustment program has also been agreed, which provides for a review in 2018 of Greece’s preferential tax treatments for the shipping industry. As part of its reforms, the government in Greece may impose additional taxes on ship management companies located in Greece, as well as on shipowners with vessels under the management of such Greece-based managers, including on shipping income which currently benefits from a dividend tax exemption.

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

Global economic conditions remain fragile with uncertainty surrounding full recovery and long-term prospects. If the current global economic and financial environment persists or worsens, we may be negatively affected in the following ways, among others:

●	we may not be able to employ our vessels at charter rates as favorable to us as historical rates or operate our vessels profitably;

●	the market value of our vessels could decrease, which may cause us to, among other things, recognize losses if any of our vessels are sold or if their values are impaired, violate covenants in our current loan agreements and future financing agreements and be unable to incur debt at all or on terms that are acceptable to us; and

●	we may experience difficulties obtaining financing commitments or be unable to fully draw under loans we arrange in the future if the lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

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

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, our reputation and the market for our securities could be adversely affected.

While none of our vessels called on ports located in countries subject to U.S. sanctions during 2017, and we intend to comply with all applicable sanctions and embargo laws and regulations, our vessels may call on ports in these countries from time to time on charterers’ instructions in the future, and there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

In addition, on May 1, 2012, President Obama signed Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader, and U.S. persons are generally prohibited from all transactions or dealings with such persons, whether direct or indirect. Among other things, foreign sanctions evaders are unable to transact in U.S. dollars.

Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “Iran Threat Reduction Act”), which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of the person’s vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the Joint Plan of Action (“JPOA”). Under the JPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and the EU would voluntarily suspend certain sanctions for a period of six months.

On January 20, 2014, the U.S. and the EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries, from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.

On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program (the “JCPOA”), which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016 (“Implementation Day”), the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency (“IAEA”) that Iran had satisfied its respective obligations under the JCPOA.

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from the Office of Foreign Assets Control’s (“OFAC”) sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently “lifted” until the earlier of “Transition Day,” set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities. On October 13, 2017, the President Trump announced that he would not certify Iran’s compliance with the JCPOA. This did not withdraw the U.S. from the JCPOA or reinstate any sanctions. However, the U.S. President must periodically renew sanctions waivers and his refusal to do so could result in the reinstatement of certain sanctions currently suspended under the JCPOA. Although it is our intention to comply with the provisions of the JCPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JCPOA, as noted above.

Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the Trump administration, the EU, and/or other international bodies as a result of the annexation of Crimea by Russia in March 2014. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

In addition, in those countries adopting the International Convention on Arrest of Ships, 1999, and in certain other jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s maritime lien has arisen, but also any “associated” vessel owned or controlled by the legal or beneficial owner of that vessel. While in some of the jurisdictions which have adopted this doctrine, liability for damages is limited in scope and would only extend to a company and its vessel-owning subsidiaries, there can be no assurance that liability for damages caused by a vessel managed by International Tanker Management (“ITM”) (but otherwise with no affiliation to us at all), would not be asserted against us or one or more of our vessels. The arrest of one or more vessels in our fleet could result in a material loss of cash flow for us and/or require us to pay substantial sums to have the arrest lifted.

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

These laws and regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990 (the “OPA”), requirements of the U.S Coast Guard (“USCG”) and the U.S. Environmental Protection Agency (the “EPA”), the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (the “CERCLA”), the U.S. Clean Air Act of 1970 (as amended from time to time and referred to herein as the “CAA”), the U.S. Clean Water Act of 1972 (as amended from time to time and referred to herein as the “CWA”), the International Maritime Organization (the “IMO”), the International Convention on Civil Liability for Oil Pollution Damage of 1969 (as amended from time to time and referred to herein as the “CLC”), the IMO International Convention on Civil Liability for Bunker Oil Pollution Damages (the “Bunker Convention”), the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as amended from time to time and referred to herein as “MARPOL”), including designation of Emission Control Areas (“ECAs”) thereunder, the IMO International Convention for the Safety of Life at Sea of 1974 (as amended from time to time and referred to herein as the “SOLAS Convention”) and the International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”) promulgated thereby, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), the IMO International Convention on Load Lines of 1966 (as from time to time amended), the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”), the International Labour Organization (“ILO”), the Maritime Labour Convention and EU regulations.

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

Compliance with such laws and regulations, where applicable, may require installation of costly equipment, vessel modifications, operational changes or restrictions, a reduction in cargo-capacity and may affect the resale value or useful lives of our vessels as well as result in the denial of access to, or detention in, certain jurisdictional waters or ports. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Government regulation of the shipping industry, particularly as it may relate to safety, ship recycling requirements, greenhouse gas emissions and climate change, and other environmental matters, can be expected to become stricter in the future, and may require us to incur significant capital expenditures on our vessels to keep them in compliance, may require us to scrap or sell certain vessels altogether, may reduce the residual value we receive if a vessel is scrapped, and may generally increase our compliance costs. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations. All of the above, both individually and cumulatively, could have a material adverse effect on our business, results of operations and financial condition.

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

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act (the “FCPA”) and similar worldwide anti-bribery laws.

The FCPA and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these laws. In certain circumstances, third parties may request our employees and agents to make payments that may not comply with the FCPA and other anti-bribery laws. Despite such compliance program, we cannot assure you that our internal control policies and procedures always will protect us from reckless or negligent acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could have a negative impact on our business, results of operations and financial condition.

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

Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”) aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health, and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention’s entry into force, however, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation is prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives, and prior to the ship being recycled.

On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and which is currently open for accession by IMO Member States. The Hong Kong Convention will enter into force 24 months after the date on which 15 IMO Member States, representing 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of March 5, 2018, six countries have ratified the Hong Kong Convention. Upon implementation, certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities.

These regulatory developments, when implemented, may lead to cost escalation by shipyards, repair yards and scrap yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with latest requirements which may have an adverse effect on our future performance, results of operations, cash flows and financial position.

We may incur additional costs to retrofit ballast water treatment systems in our vessels to comply with new regulations.

Vessels unload ballast water during passage by taking ballast water in one port and unloading it in another. This helps maintain safety and stability. However, the ballast water can contain local organisms and pathogens. When vessels unload ballast water they can then release organisms and pathogens in different parts of the world, which can be invasive to that local ecosystem. To avoid transfers of invasive species in ballast water, the IMO and United States have regulations that require ballast water is treated prior to the discharge.

In order to comply with IMO and U.S. ballast water regulations, we are required to install ballast water treatment plants on all vessels from January 2020 to June 2022. The cost of compliance per vessel for us is estimated to be between $0.2 and $0.6 million, depending on specifications of the vessel. Significant investments in ballast water treatment systems may have a material adverse effect on our future performance, results of operations, cash flows and financial position. For more information on these regulations, see “Item 4. Information on the Company – B. Business Overview – Government Regulation; Effect of Existing or Probable Governmental Regulations on the Business; Costs and Effects of Compliance with Environmental Laws.”

Sulfur regulations to reduce air pollution from ships are likely to require retrofitting of vessels and may cause us to incur significant costs.

In October 2016, the IMO set January 1, 2020 as the implementation date for vessels to comply with its low sulfur fuel oil requirement, which cuts sulfur levels from 3.5% to 0.5%. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which is likely to be available around the world by 2020 but likely at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas (“LNG”), which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See “Item 4. Information on the Company – B. Business Overview – Government Regulation; Effect of Existing or Probable Governmental Regulations on the Business; Costs and Effects of Compliance with Environmental Laws.”

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Paris Agreement”), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

On June 29, 2017, the Global Industry Alliance (“GIA”), was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United Nations Development Program-IMO project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, shipowners, operators, classification societies and oil companies, signed to launch the GIA.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Therefore, any long-term material adverse effect on the oil and gas industry could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Please read “Item 4. Information on the Company – B. Business Overview – Government Regulation; Effect of Existing or Probable Governmental Regulations on the Business; Costs and Effects of Compliance with Environmental Laws.”

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

One of our strategies is to explore and selectively enter into or renew medium- and long-term, fixed rate time and bareboat charters for some of the vessels in our fleet in order to provide us with a base of stable cash flows and to manage charter rate volatility. However, the process for obtaining longer term charters is highly competitive and generally involves a more lengthy and intense screening and vetting process and the submission of competitive bids, compared to shorter term charters. In addition to the quality, age and suitability of the vessel, longer term charters tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

●	office assessments and audits of the vessel operator;

●	the operator’s environmental, health and safety record;

●	compliance with heightened industry standards that have been set by several oil companies and other charterers;

●	compliance with several oil companies and other charterers’ codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical requirements and relationships with third-parties;

●	shipping industry relationships, reputation for customer service, technical and operating expertise and safety record;

●	shipping experience and quality of ship operations, including cost-effectiveness;

●	quality, experience and technical capability of crews;

●	the ability to finance vessels at competitive rates and overall financial stability;

●	relationships with shipyards and the ability to obtain suitable berths with on-time delivery of new vessels according to customer’s specifications;

●	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

●	competitiveness of the bid in terms of overall price.

We cannot assure you that we would be successful in winning medium- and long-term employment for our vessels at profitable rates.

A substantial portion of our revenues is derived from a limited number of customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.

We currently derive substantially all of our revenues from a limited number of customers. In 2017, three customers accounted for approximately 49% of our total revenues. The loss of any significant customer or a decline in the amount of services provided to a significant customer could have an adverse effect on our future performance, results of operations, cash flows and financial position.

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

If we cannot meet our customers’ quality and compliance requirements we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

Our customers, in particular those in the petroleum products industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, or a continuous decrease in the quality concerning one or more vessels occurring over time. Moreover, continuous increasing requirements from petroleum products industry customers can further complicate our ability to meet the standards. Any noncompliance by us, either suddenly or over a period of time, on one or more vessels, or an increase in requirements by petroleum products operators above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

At December 31, 2016, Maritime extended $2.0 million of advances which we used to pay various operating costs, debt service and other obligations. During 2017, such advances had been increased to $5.8 million. On December 29, 2017, we entered into a third amendment to the promissory note we issued in favor of Maritime Investors Corp. (“Maritime Investors”) on October 28, 2015. This amendment (i) increased the outstanding principal balance of the promissory note from $2.5 million to $5.0 million, (ii) extended the maturity date to June 15, 2019, and (iii) increased the fixed rate to 4.00% per annum, payable only in cash. In exchange for entering into this amendment, we reduced the outstanding balance due to Maritime by $2.5 million. In the near-term, we expect Maritime to advance us additional funds for similar purposes. There are no specific repayment terms with respect to these advances, which Maritime controls as our manager. We cannot assure you that in the future we will be able to rely on Maritime for this working capital financing on similar terms, or at all, or on what terms Maritime will request repayment. If our operating cash flows are insufficient to satisfy our liquidity needs, we may have to rely on the sale of assets or additional equity financing to raise adequate funds or restructure our indebtedness, or a combination thereof. An inability to continue this financing in the future from Maritime or the imposition by Maritime of repayment terms that are unfavorable to us may negatively affect our liquidity position and our ability to fund our ongoing operations.

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

We depend on ITM and Maritime to operate our business and our business could be harmed if they fail to perform their services satisfactorily.

Pursuant to our management agreements, ITM provides us with day-to-day technical management services (including crewing, maintenance, repair, dry-dockings and maintaining required vetting approvals) and Maritime provides us with ship management and administrative services for our vessels. Our operational success depends significantly upon ITM and Maritime’s satisfactory performance of these services. Our business would be harmed if ITM or Maritime failed to perform these services satisfactorily. In addition, if our management agreements with either ITM or Maritime were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our management agreements. A change of technical manager may require approval by certain customers of ours for employment of a vessel.

Our ability to compete for and enter into new period time and spot charters and to expand our relationships with our existing charterers will depend largely on our relationship with ITM and Maritime, and their respective reputation and relationships in the shipping industry. If ITM or Maritime suffers material damage to its reputation or relationships, it may harm our ability to:

●	obtain new charters;

●	obtain financing on commercially acceptable terms;

●	maintain satisfactory relationships with our charterers and suppliers; and

●	successfully execute our business strategies.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, financial condition and results of operations.

We may fail to successfully control our operating and voyage expenses.

Our operating results are dependent on our ability to successfully control our operating and voyage expenses. Under our ship management agreements with ITM we are required to pay for vessel operating expenses (which includes crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses), and, for spot charters, voyage expenses (which include bunker expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and conversions). These expenses depend upon a variety of factors, many of which are beyond our or the technical manager’s control, including unexpected increases in costs for crews, insurance or spare parts for our vessels, unexpected dry-dock repairs, mechanical failures or human error (including revenue lost in off-hire days), vessel age, arrest action against our vessels due to failure to pay debts, disputes with creditors or claims by third parties, labor strikes, severe weather conditions, any quarantines of our vessels and uncertainties in the world oil markets. Some of these costs, primarily relating to voyage expenses, have been increasing and may increase, possibly significantly, in the future. Repair costs are unpredictable and can be substantial, some of which may not be covered by insurance. If our vessels are subject to unexpected or unscheduled off-hire time, it could adversely affect our cash flow and may expose us to claims for liquidated damages if the vessel is chartered at the time of the unscheduled off-hire period. The cost of dry-docking repairs, additional off-hire time, an increase in our operating expenses and/or the obligation to pay any liquidated damages could adversely affect our business, results of operations and financial condition.

In addition, to the extent our vessels are employed under spot charters in the future, our expenses may be impacted by increases in bunker costs and by canal costs, including the cost of canal-related delays incurred by employment of the vessels on certain routes. Unlike time charters in which the charterer bears all bunker and canal costs, in spot charters we bear these costs. Because it is not possible to predict the future price of bunker or canal-related costs when fixing spot charters, a significant rise in these costs could have an adverse impact on the costs associated with any spot charters we enter into and our earnings. Additionally, an increase in the price of bunkers beyond our expectations may adversely affect our profitability at the time we negotiate time or bareboat charters, and low-sulfur bunker rules may result in a significant increase in vessel bunker costs starting in 2020.

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

To purchase additional vessels from time to time, we may be required to incur additional borrowings or raise capital through the sale of debt or additional equity securities. Asset impairments, financial stress, enforcement actions and credit rating pressures experienced in recent years by financial institutions to extend credit to the shipping industry due to depressed shipping rates and the deterioration of asset values that have led to losses in many banks’ shipping portfolios, as well as changes in overall banking regulations, have severely constrained the availability of credit for shipping companies like us. For example, following heavy losses in its shipping portfolio, and at the EU Commission’s behest, one of our lenders, HSH Nordbank AG (“HSH”), was privatized on February 28, 2018.

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

Our future growth will depend on the successful implementation of our business strategy. A principal focus of our business strategy is to grow by expanding the size of our fleet while capitalizing on a mix of charter types, including on the spot market. Our future growth will depend upon a number of factors, some of which are not within our control. These factors include, among others, our ability to:

●	identify suitable tankers and/or shipping companies for acquisitions at attractive prices;

●	identify and consummate desirable acquisitions, joint ventures or strategic alliances;

●	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

●	improve our operating, financial and accounting systems and controls; and

●	obtain required financing for our existing and new vessels and operations.

Acquisitions of vessels may not be profitable to us at or after the time we acquire them. We may:

●	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

●	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance vessel acquisitions;

●	significantly increase our interest expense or financial leverage if we incur additional debt to finance vessel acquisitions;

●	fail to integrate any acquired tankers or businesses successfully with our existing operations, accounting systems and infrastructure generally;

●	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired, particularly if any vessel we acquire proves not to be in good condition; or

●	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

If we purchase and operate secondhand vessels, we will be exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for other cash needs or dividends.

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

We expect to purchase additional vessels from time to time. The delivery of these vessels, or vessels on order, could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations. The delivery of vessels we propose to order or that are on order could be delayed because of, among other things:

●	work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels;

●	quality or other engineering problems;

●	changes in governmental regulations or maritime self-regulatory organization standards;

●	lack of raw materials;

●	bankruptcy or other financial crisis of the shipyard building the vessels;

●	our inability to obtain requisite financing or make timely payments;

●	a backlog of orders at the shipyard building the vessels;

●	hostilities or political or economic disturbances in the countries where the vessels are being built;

●	weather interference or a catastrophic event, such as a major earthquake, typhoon or fire;

●	our requests for changes to the original vessel specifications;

●	shortages or delays in the receipt of necessary construction materials, such as steel;

●	our inability to obtain requisite permits or approvals;

●	a dispute with the shipyard building the vessels, non-performance of the purchase or construction agreement with respect to a vessel by the seller or the shipyard as applicable;

●	our inability to obtain requisite permits, approvals or financings; or

●	damage to or destruction of vessels while being operated by the seller prior to the delivery date.

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

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires our management to make various estimates including future charter rates, operating expenses and dry-dock costs. All of these items have been historically volatile. We reviewed, as of December 31, 2016, the carrying amount in connection with the estimated recoverable amount for each of our vessels. This review indicated that such carrying amount was not fully recoverable for the Northsea Alpha and the Northsea Beta. Consequently, we wrote down the carrying value of these vessels and recorded a total vessel impairment charge of $4.0 million. We performed an impairment test as of December 31, 2017, and the analysis indicated that no further adjustment to our vessels’ carrying values was required.

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

Mr. Valentis, our founder, Chairman and Chief Executive Officer, also owns and controls Maritime. His responsibilities and relationships with Maritime could create conflicts of interest between us, on the one hand, and Maritime, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with Maritime. Maritime entered into a Head Management Agreement (as defined herein) with us and into separate ship management agreements with our subsidiaries. The negotiation of these management arrangements may have resulted in certain terms that may not reflect market standard terms or may include terms that could not have been obtained from arms-length negotiations with unaffiliated third parties for similar services.

In addition, Maritime may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of December 31, 2017, Maritime provided commercial management services to one tanker vessel, other than the vessels in our fleet, that was owned or operated by one or more entities affiliated with Mr. Valentis. Such conflicts may have an adverse effect on our business, results of operations and financial condition.

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

We have a limited operating history which may make it difficult for investors to evaluate our prospects for success.

We were incorporated under the laws of the Republic of the Marshall Islands on March 23, 2015. We own the vessels in our fleet through six separate wholly-owned subsidiaries that are incorporated in the Republic of the Marshall Islands. We acquired the vessel-owning subsidiaries from affiliates of our founder and Chief Executive Officer in advance of the closing of the transactions contemplated by the agreement and plan of merger dated as of April 23, 2015, as amended (the “Agreement and Plan of Merger”) by and among Maritime Technologies Corp., LookSmart Ltd. (“LookSmart”), LookSmart Group, Inc. (“LSG”) and us (the “LookSmart Agreement”), which occurred on October 28, 2015. We have a limited operating history as a consolidated company and this lack of consolidated operating history may make it difficult for investors to evaluate our prospects for success. There is no assurance that we will be successful and the likelihood of success must be considered in light of the relatively early stage of our consolidated operations.

As we expand our business, both we and Maritime may need to improve our operating and financial systems and Maritime will need to recruit and retain suitable employees and crew for our vessels.

Our and Maritime’s current operating and financial systems may not be adequate as the size of our fleet expands, and attempts to improve those systems may be ineffective. In addition, as we expand our fleet, Maritime may need to recruit and retain suitable additional seafarers and shore based administrative and management personnel. We cannot guarantee that Maritime will be able to continue to hire suitable employees as we expand our fleet. If we or Maritime encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to accomplish the above, our financial reporting performance may be adversely affected and, among other things, it may not be compliant with the Securities and Exchange Commission (“SEC”) rules.

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

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, environmental claims or proceedings, employment and personal injury matters, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases or insurers may not remain solvent, which may have a material adverse effect on our financial condition.

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

Increase in frequency of immigrant salvage operations in the Mediterranean could adversely affect our business.

In 2017, the majority of the Northsea Alpha’s and the Northsea Beta’s trading routes occurred in the Mediterranean Sea. In recent years, the number of immigrants attempting to cross the Mediterranean from North Africa to Europe in unseaworthy vessels has increased significantly. Many of the vessels are in such a poor condition that they either capsize and sink, incur engine problems or are otherwise incapacitated en route to Europe. As a result, commercial ships may, if witnessing an immigrant vessel in distress, deviate from the task and course and conduct a salvage operation. Such salvage operation may prove costly in terms of time and resources spent and can thus prove a substantial cost for the commercial vessel and may pose risks to the safety of the crew, vessel and cargo. If we are not able to mitigate this potential exposure, and dependent on the number of such salvage operations which must be carried out in the future, this could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

We do not currently enter into hedging arrangements with respect to the cost of fuel.

We have not entered into hedging arrangements to establish, in advance, a price for the cost of fuel. As a result, although we may realize the benefit of any short-term decrease in the price of fuel, we will not be protected against increases in the price of fuel, which could materially adversely affect our business, financial condition and results of operation.

In addition, to the extent we decide to enter into hedging arrangements in the future, the success of any hedging arrangement generally depends on the degree of correlation between price movements of a derivative instrument and the position being hedged, the creditworthiness of the counterparty, the costs of the hedging transaction and other factors. While such transactions may reduce the risks of losses with respect to adverse movements in market factors, the transaction may also limit the opportunity for gain. In addition, these arrangements may require the posting of cash or other collateral at a time when we have insufficient cash or illiquid assets such that the posting of the cash is either impossible or requires the sale of assets at prices that do not reflect their underlying value. Moreover, these hedging arrangements may generate significant transactions costs, including potential tax costs and legal fees, which reduce the anticipated returns on an investment. There can be no assurance that any future hedging transaction we enter will successfully hedge the risks associated with hedged positions or that it will not result in poorer overall investment performance than if it had not been executed.

A cyber-attack could materially disrupt our business.

We and our ship managers rely on information technology systems and networks in our and their operations and business administration. Our or any of our ship managers’ operations and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data. A successful cyber-attack could materially disrupt our or our managers’ operations, which could also adversely affect the safety of our operations or result in the unauthorized release or alteration of information in our or our managers’ systems. Such an attack on us, or our managers, could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny, diminished customer confidence and damage to our reputation. We do not maintain cyber-liability insurance at this time to cover such losses. As a result, a cyber-attack or other breach of any such information technology systems could have a material adverse effect on our business, results of operations and financial condition.

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

In addition, our existing loan agreements require us to maintain various cash balances, our financial and operating performance is also dependent on our subsidiaries’ ability to make distributions to us, whether in the form of dividends, loans or otherwise. The timing and amount of such distributions will depend on restrictions on our various debt instruments, our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

At any time that our operating cash flows are insufficient to service our debt and other liquidity needs, we may be forced to take actions such as increasing our accounts payable and/or our amounts due to related parties, reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, seeking bankruptcy protection or any combination of the foregoing. For example, at December 31, 2016, our accounts payable were $3.1 million and our amount due to related parties was $2.0 million, which represented increases of $2.0 and $1.8 million, respectively, since December 31, 2015. At December 31, 2017, our accounts payable declined to $2.3 million, while our amount due to related parties increased to $2.1 million, after being reduced by $2.5 million following the third amendment to our promissory note with Maritime Investors that we entered into on December 29, 2017, as discussed above. We cannot assure you that any of the actions listed above could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. As of December 31, 2017, our total bank debt outstanding, net of deferred financing costs, aggregated $66.4 million. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions as, among other things, if we are unable to meet our debt obligations or if some other default occurs under our loan agreements, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and foreclose against the collateral vessels securing that debt. Any such action could also result in an impairment of cash flows and our ability to service debt in the future. Further, our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

The market values of our vessels may decrease, which could cause, as in the past, us to breach covenants in our loan agreements.

The fair market values of product tankers have generally experienced high volatility. You should expect the market value of our vessels to fluctuate. Values for ships can fluctuate substantially over time due to a number of factors, including, among others:

●	prevailing economic conditions in the energy markets;

●	a substantial or extended decline in demand for refined products;

●	competition from other shipping companies and other modes of transportation;

●	the level of worldwide refined petroleum product production and exports;

●	changes in the supply-demand balance of the global product tanker market;

●	applicable governmental regulations;

●	the availability of newbuild and newer, more advanced vessels at attractive prices compared to our vessels;

●	changes in prevailing charter hire rates;

●	the physical condition of the vessel;

●	the vessel’s size, age, technical specifications, efficiency and operational flexibility; and

●	the cost of retrofitting or modifying existing ships, as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

If the market value of our fleet declines further, we may not be able to incur debt at all or on terms that are acceptable to us. An additional decrease in these values could cause us to breach certain covenants that are contained in our loan agreements and in future financing agreements.

If we breach covenants in our loan agreements or future financing agreements and are unable to cure the breach, our lenders could accelerate our debt repayment and foreclose on vessels in our fleet. In addition, as vessels grow older, they generally decline in value. If for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations and financial condition could be adversely affected. During 2017, the market value of our fleet was less than its book value. Accordingly, we will incur losses on disposition if we sell vessels below their depreciated book value.

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

The restrictions and covenants in our current and future loan agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. Our current loan agreements contain, and future financing agreements will likely contain, restrictive covenants that prohibit us or our subsidiaries from, among other things:

●	paying dividends under certain circumstances, including if there is a default under the loan agreements or, only with respect to our subsidiaries, Sixthone Corp. (“Sixthone”) and Seventhone Corp. (“Seventhone”), if the ratio of our and our subsidiaries as a group total liabilities to market value adjusted total assets is greater than 65% in the relevant year. As of December 31, 2016, the ratio of total liabilities over the market value of our adjusted total assets was 68%, or 3% higher than the required threshold. As of December 31, 2017, the requirement was met as such ratio was marginally lower than 65%, and therefore, Sixthone and Seventhone are permitted to distribute dividends to us;

●	incurring or guaranteeing indebtedness;

●	charging, pledging or otherwise encumbering our vessels;

●	changing the flag, class, management or ownership of our vessels;

●	utilizing available cash;

●	changing ownership or structure, including through mergers, consolidations, liquidations or dissolutions;

●	making certain investments;

●	entering into a new line of business;

●	changing the commercial and technical management of our vessels;

●	selling, transferring, assigning or changing the beneficial ownership or control of our vessels; and

●	changing the control, or Mr. Valentis maintaining less than 50% ownership, of the corporate guarantor.

In addition, the loan agreements generally contain covenants requiring us, among other things, to ensure that:

●	we maintain minimum cash and cash equivalents based on the number of vessels owned and chartered-in and debt service requirements. Our required minimum cash balance as of December 31, 2016 and 2017 was $5.0 million;

●	our subsidiaries, Sixthone and Seventhone, maintain retention accounts with monthly deposits equal to one-third of the next quarterly principal installment together with the appropriate amount of interest expense due;

●	the fair market value of the mortgaged vessel plus any additional collateral must be no less than a certain percentage, ranging from 130% to 140%, of outstanding borrowings under the applicable loan agreement, less, in certain loan agreements, any money in respect of the principal outstanding with the credit of any applicable retention account and any free or pledged cash deposits held with the lender in our or its subsidiary’s name; and

●	we maintain, depending on the loan agreement, a total liabilities to market value adjusted total assets ratio of no greater than 75%.

In addition, failure to re-domicile three of our vessel-owning subsidiaries to the Republic of Malta by May 1, 2018, as required under one of our loan agreements that we entered into in February 2018, will result in an event of default under such loan agreement. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Indebtedness.”

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

If LIBOR is volatile, it could affect our profitability, earnings and cash flow.

LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Because the interest rates borne by most of our outstanding indebtedness fluctuates with changes in LIBOR, significant changes in LIBOR would have a material effect on the amount of interest payable on our debt, which in turn, could have an adverse effect on our financial condition. In order to hedge our variable interest rate exposure, on January 19, 2018, Seventhone entered into an interest rate cap agreement with its lender for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022.

Risks Related to Being a Public, Emerging Growth Company

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We expect to remain an “emerging growth company” until December 31, 2020. As an emerging growth company, we are not required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act. Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt-out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt-out is irrevocable. We have elected not to opt-out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will not adopt the new or revised standard until the time private companies are required to adopt the new or revised standard. This may make comparison of our financial statements with other public companies difficult or impossible because of the potential differences in accountant standards used. Investors may find our securities less attractive because we rely on these provisions. If investors find our securities less attractive as a result, there may be a less active trading market for our securities and prices of the securities may be more volatile.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our securities.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that may require prospective or retroactive changes in our financial statements or identify other areas for further attention or improvement. In addition, for as long as we are an “emerging growth company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to restatements of our financial statements and require us to incur the expense of remediation. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

The Public Company Accounting Oversight Board (“PCAOB”) inspection of our independent accounting firm could lead to findings in our auditors’ reports and challenge the accuracy of our published audited consolidated financial statements.

Auditors of U.S. public companies are required by law to undergo periodic PCAOB inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. These PCAOB inspections could result in findings in our auditors’ quality control procedures, question the validity of the auditor’s reports on our published consolidated financial statements and cast doubt upon the accuracy of our published audited financial statements.

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

The price of our Common Stock may be volatile.

Our shares of common stock have been listed on the NASDAQ since November 2, 2015. We cannot assure you that the public market for our common stock will be active and liquid. The price of shares of our common stock may fluctuate due to a variety of factors, some of which are beyond our control, including:

●	actual or anticipated fluctuations in our periodic results and those of other public companies in the shipping industry;

●	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

●	speculation in the press or investment community about our business or the shipping industry generally;

●	mergers and strategic alliances in the shipping industry;

●	market prices and conditions in the shipping industry;

●	changes in government regulation;

●	potential or actual military conflicts or acts of terrorism;

●	natural disasters affecting the supply chain or use of petroleum products;

●	the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts;

●	the thin trading market for our common stock, which makes it somewhat illiquid;

●	additions or departures of key personnel;

●	announcements concerning us or our competitors;

●	the general state of the securities market; and

●	domestic and international economic, market and currency factors unrelated to our performance.

These market and industry factors may materially reduce the market price of shares of our common stock, regardless of our operating performance. The seaborne transportation industry has been highly unpredictable and volatile. The market for shares of our common stock may be equally volatile, and has been particularly volatile during the period from November 2017 through January 2018. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than those paid by you in any previous or future offerings.

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

We may issue additional shares of our common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without stockholder approval, in a number of circumstances. Our issuance of additional common stock or other equity securities of equal or senior rank would have the following effects:

●	our existing stockholders’ proportionate ownership interest in us will decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting strength of each previously outstanding share of our common stock may be diminished; and

●	the market price of our common stock may decline.

Future sales of shares of our common stock by existing stockholders or issuance of shares of our common stock pursuant to the exercise by former holders of LookSmart’s common stock of their right to receive additional shares of our common stock could negatively impact our ability to sell equity in the future and cause the market price of shares of our common stock to decline.

The market price for shares of our common stock could decline as a result of sales by existing stockholders of large numbers of shares of our common stock, including Maritime Investors (the parent of Pyxis Holdings Inc.) and the selling stockholders named herein, or as a result of the perception that such sales may occur. In addition, in accordance with the terms of the LookSmart Agreement, former holders of LookSmart’s common stock (the “Legacy LookSmart Stockholders”) are entitled to receive the value of any difference between $4.30 (the “Consideration Value”) and the price of our shares in a future offering of common stock of at least $5 million completed prior to April 29, 2018 (the “Make-Whole Right”). During November and December 2017, our share’s trade activity increased notably. Its price reached a high of $12.22, or about 184% higher than the Consideration Value. We estimate that most of the shares that were originally issued to Legacy LookSmart Stockholders have been sold. Nonetheless, the actual number of original shares currently held by Legacy LookSmart Stockholders cannot be accurately assessed. Please read “Item 4. Information on the Company – The LookSmart Agreement and Make-Whole Right” for information concerning the Make-Whole Right. The ability of Legacy LookSmart Stockholders to obtain additional shares of our common stock and any future sales of shares of our common stock by these and other stockholders might make it more difficult to us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate or bankruptcy law and, as a result, stockholders may have fewer rights and protections under Marshall Islands law than under a U.S. jurisdiction.

Our corporate affairs are governed by our Articles of Incorporation, Bylaws and the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by management, directors or significant stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction. Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our stockholders and creditors may experience delays in their ability to recover their claims after any such insolvency or bankruptcy. Further, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our existing vessels, and subsidiaries we form in the future will own any other vessels we may acquire in the future. All payments under our charters will be made to our subsidiaries. As a result, our ability to meet our financial and other obligations, and to pay dividends in the future, will depend on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of our loan agreements, any financing agreement we may enter into in the future, or by Marshall Islands law, which regulates the payment of dividends by our companies. The applicable loan agreement entered into by our subsidiaries, Sixthone and Seventhone, prohibits such subsidiaries from paying any dividends to us unless the ratio of the total liabilities and the market value adjusted total assets (total assets adjusted to reflect the market value of all our vessels) of us and our subsidiaries as a group is 65% or less. As of December 31, 2016, the ratio of total liabilities over the market value of our adjusted total assets was 68%, or 3% higher than the required threshold. As of December 31, 2017, the requirement was met as such ratio was marginally lower than 65%. If we, Sixthone or Seventhone do not satisfy this requirement or if we or a subsidiary breach a covenant in our loan agreements or any financing agreement we may enter into in the future, such subsidiary may be restricted from paying dividends. If we are unable to obtain funds from our subsidiaries, we will not be able to fund our liquidity needs or pay dividends in the future unless we obtain funds from other sources, which we may not be able to do.

It may be difficult to serve process on or enforce a U.S. judgment against us, our officers and our directors because we are not a U.S. corporation.

We are a Marshall Islands corporation, a substantial portion of our assets are located outside of the United States and many of our directors and executive officers are not residents of the United States. As a result, you may have difficulty serving legal process within the United States upon us. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. As a result, it may be difficult or impossible for you to bring an original action against us or against individuals in a Marshall Islands court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise because the Marshall Islands courts would not have subject matter jurisdiction to entertain such a suit. A judgment entered in a foreign jurisdiction is enforceable in the Marshall Islands without a retrial on the merits so long as the provisions of the Marshall Islands Uniform Foreign Money-Judgments Recognition Act are complied with. In addition, there is doubt as to the enforceability in Greece against us and/or our executive officers and directors who are non-residents of the U.S., in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the securities laws of the U.S.

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

Our ability to pay dividends will in any event be subject to factors beyond our control, including the following, among others:

●	our earnings, financial condition and anticipated cash requirements;

●	the terms of any current or future credit facilities or loan agreements;

●	the loss of a vessel or the acquisition of one or more vessels;

●	required capital expenditures;

●	increased or unanticipated expenses;

●	future issuances of securities;

●	disputes or legal actions; and

●	the requirements of the laws of the Marshall Islands, which limit payments of dividends if we are, or could become, insolvent and generally prohibit the payment of dividends other than from surplus (retaining earnings and the excess of consideration received for the sale of shares above the par value of the shares).

The payment of dividends would not be permitted if we are not in compliance with our loan agreements or in default of such agreements.

Maritime Investors beneficially owns approximately 81.4% of our total outstanding common stock, which may limit stockholders’ ability to influence our actions.

Maritime Investors, a corporation controlled by our Chief Executive Officer, Mr. Valentis, beneficially owns approximately 81.4% of our outstanding common stock. As a result, Maritime Investors has the power to exert considerable influence over our actions through Maritime Investors’ ability to effectively control matters requiring stockholder approval, including the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether our other stockholders believe that any such transaction is in their or our best interests. For example, Maritime Investors could cause us to consummate a merger or acquisition that increases the amount of our indebtedness or causes us to sell all of our revenue-generating assets. We cannot assure you that the interests of Maritime Investors will coincide with the interests of other stockholders. As a result, the market price of shares of our common stock could be adversely affected.

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

If our common stock does not meet the NASDAQ’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.

Under the rules of NASDAQ, listed companies are required to maintain a share price of at least $1.00 per share. If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. If the price of our common stock closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the 180-day timeframe, then our common stock could be delisted. On February 23, 2016, we received a deficiency notice from The NASDAQ Stock Market, Inc. stating that, for a period of 30 consecutive trading days, our shares of common stock closed below the minimum price of $1.00 per share as required for continued listing on NASDAQ. In accordance with the notice, we had until August 22, 2016, or 180 calendar days from the date of the notice, to regain compliance with NASDAQ’s continued listing minimum closing bid price requirements (Marketplace Rule 5550(a)(2)). We received a written notification from the exchange on March 11, 2016 stating that the closing bid price of our shares had been $1.00 per share or higher for 10 consecutive trading days, from February 26 to March 10, 2016, and, accordingly, we were again in compliance with the exchange’s minimum closing bid price rule.

On June 1, 2017, our shares of common stock closed at the price of $0.99 per share. However, the closing price of our shares has remained above $1.00 per share since that date.

As a foreign private issuer, our corporate governance practices are exempt from certain NASDAQ corporate governance requirements applicable to U.S. domestic companies. As a result, our corporate governance practices may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

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

Several provisions of our Articles of Incorporation and Bylaws make it difficult for our stockholders to change the composition of our board of directors in any one year. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These provisions include:

●	providing for a classified board of directors with staggered, three year terms;

●	authorizing the board of directors to issue so-called “blank check” preferred stock without stockholder approval;

●	prohibiting cumulative voting in the election of directors;

●	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of two-thirds of the outstanding shares of our common stock cast at an annual meeting of stockholders;

●	prohibiting stockholder action by written consent unless consent is signed by all stockholders entitled to vote on the action;

●	limiting the persons who may call special meetings of stockholders;

●	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

●	restricting business combinations with interested stockholders.

These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Tax Risks

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

As we and our shipowning subsidiaries are organized under the laws of the Republic of the Marshall Islands, a country with which the United States does not have an income tax treaty, we do not qualify for a treaty-based exemption. However, we believe that we qualify for the exemption from tax under Section 883 of the Code for the 2017 taxable year and intend to take such position on our returns for the 2017 taxable year. Nevertheless, for the 2018 or any later taxable year, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S.-source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if additional shares of our common stock are issued to new stockholders such that, due to their status or unwillingness to cooperate with certain substantiation and reporting requirements, we no longer satisfy one of the ownership test requirements for qualification. Due to the factual nature of the issues involved, we can give no assurances on the availability of the exemption to us.

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

A non-U.S. corporation will be treated as a “passive foreign investment company” (or a “PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (ii) at least 50% of the average value of the corporation’s assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, time and voyage charter income is generally viewed as income derived from the performance of services and not rental income and, therefore, would not constitute “passive income.” U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

U.S. shareholders of a PFIC generally are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC, and would be subject to annual information reporting to the U.S. Internal Revenue Service (the “IRS”). If we were to be treated as a PFIC for any taxable year (and regardless of whether we remained a PFIC for subsequent taxable years), a U.S. shareholder who does not make certain mitigating elections (as described more fully under “Item 10. Additional Information – E. Taxation – U.S. Federal Income Taxation of U.S. Holders”) would be required to allocate ratably over such U.S. shareholder’s holding period any “excess distributions” received (i.e., the portion of any distributions received on our common stock in a taxable year in excess of 125% of certain average historic annual distributions) and any gain realized on the sale, exchange or other disposition of our common stock. The amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC would be subject to U.S. federal income tax as ordinary income and the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year. An interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Investors in our common stock are urged to consult with their own tax advisors regarding the tax consequences of the PFIC rules to them, including the benefit of any available mitigating elections. For a more complete discussion of the U.S. Federal income tax consequences of passive foreign investment company characterization, see “Item 10. Additional Information – E. Taxation – U.S. Federal Income Taxation of U.S. Holders.”

Based on our current and projected operations, we do not believe that we (or any of our subsidiaries) were a PFIC in our 2017 taxable year, and we do not expect to become (or any of our subsidiaries to become) a PFIC with respect to the 2018 or any later taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute “passive assets.” There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are (or were in a prior taxable year) a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.

If U.S. tax authorities were to treat us as a “controlled foreign corporation,” there could be adverse U.S. federal income tax consequences to certain U.S. investors.

If more than 50% of the voting power or value of our shares is treated as owned by U.S. citizens or residents, U.S. corporations or partnerships, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned at least 10% of our voting power or value (each, a “U.S. Stockholder”), then we and one or more of our subsidiaries will be a controlled foreign corporation (or “CFC”) for U.S. federal income tax purposes. If we were treated as a CFC for any taxable year, our U.S. Stockholders may face adverse U.S. federal income tax consequences and information reporting obligations. See “Item 10. Additional Information – E. Taxation – U.S. Federal Income Taxation of U.S. Holders.”

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

We own the vessels in our fleet through six separate wholly-owned subsidiaries that are incorporated in the Marshall Islands. We acquired the vessel-owning subsidiaries from affiliates of our founder and Chief Executive Officer in advance of the closing of the transactions contemplated by the LookSmart Agreement. In accordance with the terms of the LookSmart Agreement, LookSmart, a company then listed on the NASDAQ Capital Market, completed its merger with and into our wholly-owned subsidiary, Maritime Technologies Corp. on October 28, 2015. As a condition precedent to the consummation of the merger, LookSmart transferred all of its business, assets and liabilities to its wholly-owned subsidiary, LSG, and then spun off the ownership of this subsidiary to the LookSmart stockholders. We had a total of 18,244,671 shares of common stock issued and outstanding immediately following the merger and the issuance of our shares to the LookSmart shareholders.

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

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenues for the last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Furthermore, we are not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this Annual Report.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least $1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of the merger; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

B. Business Overview

Overview

We are an international maritime transportation company focused on the product tanker sector. Our fleet is comprised of six double hull product tankers, which are employed under a mix of spot and medium-term time charters. As of March 20, 2018, our fleet had an average age of 7.0 years, based on dead weight tonnage, compared to an industry average of approximately 10.6, with a total cargo carrying capacity of 216,635 dwt. We acquired these six vessels from affiliates of our founder and Chief Executive Officer, Mr. Eddie Valentis. Four of the vessels in the fleet are medium range (“MR”) tankers, three of which have eco-efficient or eco-modified designs, and two are short-range tanker sister ships. Each of the vessels in the fleet has IMO certifications and is capable of transporting refined petroleum products, such as naphtha, gasoline, jet fuel, kerosene, diesel and fuel oil, as well as other liquid bulk items, such as vegetable oils and organic chemicals.

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

The Fleet

The following chart provides summary information concerning our fleet as of March 20, 2018:

			Carrying			Charter	Anticipated
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel type	(dwt)	Built	Charter	(per day) (1)	Date
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$16,250	May 2018
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Time	$15,000	May 2018
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$14,000	Jul. 2018
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$14,325	May 2018
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635

(1)	This table shows gross rates and does not reflect any commissions payable.

Our Charters

We generate revenues by charging customers a fee, typically called charter hire, for the use of our vessels. Customers utilize the vessels to transport their refined petroleum products and other liquid bulk items and have historically entered into the following types of contractual arrangements with us or our affiliates:

●	Time charters: A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate. The customer, also called a charterer, is responsible for substantially all of the vessel’s voyage expenses, which are costs related to a particular voyage including the cost for bunkers and any port fees, cargo loading and unloading expenses, canal tolls and agency fees. In addition, a time charter may include a profit share component, which would enable us to participate in increased profits in the event rates increase above the specified daily rate.

●	Spot charters: A spot charter is a contract to carry a specific cargo for a single voyage. Spot charters for voyages involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot voyage charter, the vessel owner is responsible for the payment of all expenses including voyage expenses, such as port, canal and bunker costs.

The table below sets forth the basic distinctions between these types of charters:

	Time Charter	Spot Charters
Typical contract length	Typically 3 months - 5 years or more	Indefinite but typically less than 3 months
Basis on which charter rate is paid	Per day	Per ton, typically
Voyage expenses	Charterer pays	We pay
Vessel operating costs (1)	We pay	We pay
Off-hire (2)	We pay	We pay

(1)	We are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and the commercial and technical management fees payable to our ship managers. The largest components of our vessel operating costs are generally crews and repairs and maintenance.
(2)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or dry-docking.

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

In the future, we may also place one or more of our vessels in pooling arrangements or on bareboat charters:

●	Pooling Arrangements. In pooling arrangements, vessels are managed by a single pool manager who markets a number of vessels as a single, cohesive fleet and collects, or pools, their net earnings prior to distributing them to the individual owners, typically under a pre-arranged weighting system that recognizes a vessel’s earnings capacity based on various factors. The vessel owner also generally pays commissions on pooling arrangements generally ranging from 1.25% to 5.0% of the earnings.

●	Bareboat Charters. A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer generally provides for all of the vessel’s operating expenses in addition to the voyage costs and assumes all risk of operation. A bareboat charterer will generally be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel, including dry-dockings and insurance.

Our Competitive Strengths

We believe that we possess a number of competitive strengths relative to other product tanker companies, including:

●	High Quality Fleet of Modern Tankers. As of March 20, 2018, our fleet had an average age of 7.0 years, based on dead weight tonnage, compared to an industry average of approximately 10.6. Our fleet of vessels consists mainly of MR tankers that were built in Korean shipyards. We believe these vessels, along with our smaller tankers, provide our customers with high quality and reliable transportation of cargos at competitive operating costs. Owning a modern fleet reduces off-hire time, repairs and maintenance costs, including dry-docking expenses, and improves safety and environmental performance. Also, lenders are attracted to modern, well maintained vessels, which can result in more reasonable terms for secured loans.

●	Established Relationships with Charterers. We have developed long-standing relationships with a number of leading tanker charterers, including major integrated and national oil companies, refiners, international trading firms and large vessel operators, which we believe will benefit us in the future as we continue to grow our business. Our customers have included, among others, Shell, Valero, Koch, Trafigura, Total and Vitol. We strive to meet high standards of operating performance, achieve cost-efficient operations, reliability and safety in all of our operations and maintain long-term relationships with our customers. We believe that our charterers value our fleet of modern, quality tankers as well as our management team’s industry experience. These attributes should allow us to continue to charter our vessels and expand our fleet.

●	Competitive Cost Structure. Even though we currently operate a relatively small number of vessels, we believe we are very cost competitive as compared to other companies in our industry. For example, during the year ended December 31, 2017, our daily operating costs per vessel were $5,827, while our general and administrative expenses were $1,294 per vessel, per ownership day, excluding non-cash items. This is a result of our fleet profile, our experienced technical and commercial managers as well as the hands-on approach and substantial equity ownership of our management team. Our technical manager, ITM, manages 49 tankers, including our vessels. Our technical and commercial management fees aggregate to approximately $750 per day per vessel, which is competitive within our industry. Our collaborative approach between our management team and our external managers creates a platform that we believe is able to deliver excellent operational results at competitive costs and positions us for further growth.

●	Well-Positioned to Capitalize on Improving Rates. We believe our current fleet is positioned to capitalize when spot and time charter rates improve. As of March 20, 2018, we had four tankers under time charters and two under spot voyages. As of March 20, 2018, 18% of our fleet’s remaining available days in 2018 were contracted, exclusive of charterers’ options. For any additional tankers we acquire, we expect to continue to employ our mixed chartering strategy.

●	Experienced Management Team. Our four senior officers, led by our Chairman and Chief Executive Officer, Mr. Valentios Valentis, have combined over 100 years of industry experience in shipping, including vessel ownership, acquisitions, divestitures, newbuildings, dry-dockings and vessel modifications, on-board operations, chartering, technical supervision, corporate management, legal/regulatory, accounting and finance.

Our Business Strategy

Our principal objective is to own, operate and grow our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the tanker sector. Our strategy to achieve this objective includes the following:

●	Maintain High Quality Fleet of Modern Tankers. We intend to maintain a high quality fleet that meets rigorous industry standards and our charterers’ requirements and that has an average age of eight years or less. We consider our fleet to be high quality based on the specifications to which our vessels were built and the reputation of each of the shipyards that built the vessels. We believe that our customers prefer the better reliability, fewer off-hire days and greater operating efficiency of modern, high quality vessels. Our MR tankers include eco-efficient and eco-modified designed vessels which offer the benefits of lower bunker consumption and reduced emissions. In addition, we are able to cost-effectively operate standard older MRs. We also intend to maintain the quality of our fleet through ITM’s comprehensive planned maintenance and preventive maintenance programs.

●	Grow the Fleet Opportunistically. We plan to take advantage of what we believe to be attractive asset values in the product tanker sector to expand our fleet through acquisitions. We believe that demand for tankers will expand as trade routes for liquid cargoes continue to evolve to developed markets, such as those in the United States and Europe, and as changes in refinery production patterns in developing countries such as China and India, as well as in the Middle East, contribute to increases in the transportation of refined petroleum products. We believe that a diversified tanker fleet will enable us to serve our customers across the major tanker trade routes and to continue to develop a global presence. We have strong relationships with reputable owners, charterers, banks and shipyards, which we believe will assist us in identifying attractive vessel acquisition opportunities. We intend to focus primarily on the acquisition of IMO II and III class MR tankers of eight years of age or less, which have been built in Tier 1 Asian shipyards and have modern bunker efficient designs given demands for lower bunker consumption and concerns about environmental emissions. We will also consider acquisitions of newbuild vessels (also called re-sales), which typically have lower operating costs, and of fleets of existing vessels when such acquisitions are accretive to stockholders or provide other strategic or operating advantages to us.

●	Optimize the Operating Efficiency of our Fleet. We evaluate each of our existing and future vessels regarding their operating efficiency, and if we believe it will advance the operation of our fleet and benefit our business, we may make vessel modifications to improve fuel consumption and meet stricter environmental standards. We will consider making such modifications when the vessels complete their charter contracts or undergo scheduled dry-docking, or with new acquisitions, at the time we acquire them. Among the modifications that we monitor and may make in the future to our vessels include: fitting devices that reduce main engine bunker consumption without reducing available power and speed; fitting devices that improve bunker combustion and therefore bunker consumption for auxiliary equipment; efficient electrical power generation and usage; minimizing hull and propeller frictional losses; systems that allow for optimized routing; and systems that allow for improved maintenance, performance monitoring and management. We refer to vessels that have one or more of these modifications as “eco-modified.” We have evaluated and successfully installed in vessels a variety of technologies and equipment that have resulted in operating efficiencies. For example, we completed modifications on the Pyxis Malou during its fifth year special survey that we believe has resulted in our attaining an attractive return on such capital investment in the first year of operation. We will continue to build on our experience with these and other modifications and seek methods to efficiently improve the operational performance of our vessels while keeping costs competitive and in full regulatory compliance.

●	Utilize Portfolio Approach for Commercial Employment. We expect to employ the vessels in our fleet under a mix of spot and time charters (with and without profit share), bareboat charters and pooling arrangements. We expect to diversify our charters by customer and staggered duration. In addition, any long-term time charters we enter into with a profit sharing component will offer us some protection when charter rates decrease, while allowing us to share in increased profits in the event rates increase. We believe that this portfolio approach to vessel employment is an integral part of risk management which will provide us a base of stable cash flows while providing us the optionality to take advantage of rising charter rates and market volatility in the spot market.

●	Preserve Strong Safety Record & Commitment to Customer Service and Support. Maritime and ITM have strong histories of complying with rigorous health, safety and environmental protection standards and have excellent vessel safety records. We intend to maintain these high standards in order to provide our customers with a high level of safety, customer service and support.

●	Maintain Financial Flexibility. We intend to maintain financial flexibility to expand our fleet by targeting a balanced capital structure of debt and equity. As part of our risk management policies, we expect to enter into time charters for most of the vessels we acquire, which provide us predictable cash flows for the duration of the charter and attract lower-cost debt financing at more favorable terms. We believe this will allow us to build upon our strong commercial lending relationships and optimize our ability to access the public capital markets to respond opportunistically to changes in our industry and financial market conditions.

The LookSmart Agreement and Make-Whole Right

On April 23, 2015, we and our wholly-owned subsidiary, Maritime Technologies Corp., entered into the LookSmart Agreement with LookSmart and its then wholly-owned subsidiary, LSG. On October 28, 2015, LookSmart completed its merger with and into Maritime Technologies Corp. As a condition to the consummation of the merger, LookSmart transferred all of its business, assets and liabilities to LSG, and then spun off the ownership of LSG to the LookSmart stockholders. In connection with the closing of the merger, each share of LookSmart was cancelled and exchanged for the right to receive 1.0667 shares of our common stock. Following the merger, we had a total of 18,244,671 shares of common stock issued and outstanding, after giving effect to rounding up on fractional shares.

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

In accordance with the terms of the LookSmart Agreement, we granted a Make-Whole Right to each former LookSmart stockholder who has held their LookSmart shares and the shares of our common stock they received in connection with the merger continuously since April 29, 2015. According to the Make-Whole Right, the Legacy LookSmart Stockholders are entitled to receive the value of any difference between $4.30 and the price of our shares in a future offering of at least $5.0 million (excluding any proceeds received from any shares purchased by Maritime Investors or its affiliates) completed prior to October 28,2018. Any Legacy LookSmart Stockholder that exercises such right, would receive the value of such difference in additional shares of our common stock. Any person who purchased shares of LookSmart’s common stock after April 29, 2015 and any former LookSmart stockholders who have not continuously held through October 28, 2018, the shares of our common stock they received in exchange for LookSmart shares they had held since such date in connection with the merger are not entitled to the Make-Whole Right with respect to such shares. In the event that we do not conduct such an offering prior to October 28, 2018, each Legacy LookSmart Stockholder will have a 24-hour put option to require us to purchase from them a pro rate amount of our common stock that would result in aggregate proceeds to all such electing Legacy LookSmart Stockholders in an amount not to exceed $2.0 million, provided that in no event would any such Legacy LookSmart Stockholder receive more than $4.30 per share.

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

Management of Ship Operations, Administration and Safety

Typically, Maritime and ITM enter into individual ship management agreements with our vessel-owning subsidiaries pursuant to which they provide us with:

●	commercial management services, which include obtaining employment, that is, the chartering, for our vessels and managing our relationships with charterers;

●	strategic management services, which include providing us with strategic guidance with respect to locating, purchasing, financing and selling vessels;

●	technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising dry-docking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support; and

●	shoreside personnel who carry out the management functions described above.

Head Management Agreement and Ship Management Agreements with Maritime. Headquartered in Maroussi, Greece, Maritime was formed in May 2007 by our founder and Chief Executive Officer to take advantage of opportunities in the tanker sector. Maritime’s business employs or receives consulting services from 10 people in four departments: technical, operations, chartering and finance/accounting. We entered into a head management agreement with Maritime (the “Head Management Agreement”) pursuant to which they provide us and our vessels, among other things, with ship management services and administrative services. Under the Head Management Agreement, each vessel-owning subsidiary that owns a vessel in our fleet also enters into a separate ship management agreement with Maritime. Maritime provides us and our vessels with the following services: commercial, sale and purchase, provisions, insurance, bunkering, operations and maintenance, dry-docking and newbuilding construction supervision. Maritime also provides administrative services to us such as executive, financial, accounting and other administrative services. As part of its responsibilities, Maritime supervises the crewing and technical management performed by ITM for all our vessels. In return for such services, Maritime receives from us:

●	for each vessel while in operation a fee of $325 per day, and for each vessel under construction, a fee of $450 per day, plus an additional daily fee, which is dependent on the seniority of the personnel, to cover the cost of the engineers employed to conduct the supervision (collectively the “Ship-management Fees”);

●	1.00% of the purchase price of any sale and purchase transaction from the seller of the vessel;

●	1.25% of all chartering, hiring and freight revenue we receive that was procured by or through Maritime; and

●	a lump sum of approximately $1.6 million per annum for the administrative services it provides to us (the “Administration Fees”).

The Ship-management Fees and the Administration Fees are also subject to annual adjustment to take into account inflation in Greece or such other country where Maritime was headquartered during the preceding year. Effective January 1, 2018, the Ship-management Fees and the Administration Fees were increased by 1.12% in line with the average inflation rate in Greece in 2017. We believe these amounts payable to Maritime are very competitive to many of our U.S. publicly listed tanker competitors, especially given our relative size. We anticipate that once our fleet reaches 15 tankers, the fee that we pay to Maritime for its ship management services for vessels in operation will recognize a volume discount in an amount to be determined by the parties at that time.

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

Risk Management and Insurance

General

The operation of any cargo carrying ocean-going vessel embraces a wide variety of risks, including the following:

●	Physical damage to the vessel:

	●	mechanical failure or damage, for example by reason of the seizure of a main engine crankshaft;

	●	physical damage to the vessel by reason of a grounding, collision or fire; and

	●	other physical damage due to crew negligence.

●	Liabilities to third parties:

	●	cargo loss or shortage incurred during the voyage;

	●	damage to third party property, such as during a collision or berthing operation;

	●	personal injury or death to crew and/or passengers sustained due to accident; and

	●	environmental damage, for example arising from marine disasters such as oil spills and other environmental mishaps.

●	Business interruption and war risk or war-like operations:

	●	this would include business interruption, for example by reason of political disturbance, strikes or labor disputes, or physical damage to the vessel and/or crew and cargo resulting from deliberate actions such as piracy, war-like actions between countries, terrorism and malicious acts or vandalism.

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

The following table sets forth information regarding the insurance coverage on our existing fleet as of December 31, 2017.

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

Competition

We operate in international markets that are highly competitive. As a general matter, competition is based primarily on the supply and demand of commodities and the number of vessels operating at any given time. We compete for charters, in particular, on the basis of price and vessel location, size, age and condition, as well as the acceptability of the vessel’s operator to the charterer and on our reputation. We will arrange charters for our vessels typically through the use of brokers, who negotiate the terms of the charters based on market conditions. Competition arises primarily from other product tanker owners, including major oil companies as well as independent tanker companies, some of which have substantially greater financial and other resources than we do. Although we believe that no single competitor has a dominant position in the markets in which we compete, the trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which will likely result in greater competition to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Ownership of product tankers is highly fragmented and is divided among publicly listed companies, state-controlled owners and independent shipowners, some of which also have other types of tankers or vessels that carry diverse cargoes. Several of our publicly listed competitors include Scorpio Tankers Inc., Ardmore Shipping Corporation, Capital Product Partners L.P., Top Ships Inc. and Tsakos Energy Navigation Limited.

Customers

We market our vessels and related services to a broad range of customers, including international commodity trading companies and oil, gas, and large shipping companies.

Our significant customers that accounted for more than 10% of our revenues in 2016 and 2017 were as follows:

Charterer	2016	2017
Shell Tankers (Singapore) Pte. Ltd.	—	15%
Mansel Ltd.	12%	—
MTM Trading LLC	20%	16%
Cargill International S.A.	14%	—
Hyproc Shipping Company SPA	10%	—
PMI Trading Ltd.	—	18%
	56%	49%

In addition to these companies, we and our ship manager, Maritime, also have historical and growing chartering relationships with major integrated oil and international trading companies, including Exxon, BP, SK Energy, Statoil, Total, Petramina, Gazprom, Vitol, Clearlake, Trafigura, ST Shipping (an affiliate of Glencore), Repsol, Koch Shipping and Petrobras.

As of December 31, 2017, we did not have any material trade receivable outstanding from any of our customers that accounted more than 10% of our revenues during 2017. We do not believe that we are dependent on any one of our key customers. In the event of a default of a charter by any of our key customers, we could seek to re-employ the vessel in the spot or time charter markets, although the rate could be lower than the charter rate agreed with such charterer.

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

Summary

The refined petroleum products (“products”) tanker shipping industry has undergone some fundamental changes since 2003. From 2003 to 2008 seaborne trade in products was spurred on by rising global oil demand and by changes in the location of refinery capacity. While in recent years, the development of shale oil reserves in the United States (“U.S.”) has helped to underpin the continued expansion in seaborne products trades, with the U.S. becoming the world’s largest exporter of products.

Overall, seaborne trade in products grew by a compound annual growth rate (“CAGR”) of 3.6% between 2007 and 2017, rising from 723 to 1,034 million tons. However, product tanker ton-mile demand over the same period increased at a CAGR of 4.3%, because geographical shifts in the pattern of movements have led to increased trade on longer haul routes. Apart from the U.S., countries such as India have also seen double-digit growth in export product trades in the last decade.

Products - Seaborne Trade Index

* Provisional estimate

Source: Drewry

Future growth in seaborne product trades is dependent on a number of factors, not least of which will be prevailing trends in the global economy and in oil demand. However, it is apparent that seaborne trade will continue to be underpinned by the emergence of the U.S. as a major exporter of products and the growth in refining capacity in countries such as India, which is heavily focused on servicing export markets.

In terms of vessel supply, products are carried in product tankers, product/chemical tankers and to a limited extent in chemical tankers. Within the context of this report, product tankers include coated and uncoated ships with average tank sizes in excess of 3,000 cubic meters and product/chemical tankers, which are certified by the IMO to transport products, and certain chemicals/edible oils, with average tank sizes of less than 3,000 cubic meters. Chemical tankers are all IMO certified and they normally possess multiple tanks of less than 3,000 cubic meters, which are used almost exclusively to transport bulk liquid chemicals and edible oils. They have therefore been excluded in this report. The fleet trading in products, therefore, consists principally of product tankers and product/chemical tankers. As of December 31, 2017, the total fleet of these two categories amounted to 2,650 ships, with a combined 143.3 million deadweight tons (“dwt”).

Between 2010 and 2014, fleet growth in these sectors was relatively subdued and this helped to create a tighter balance between vessel supply and demand, which ultimately led to an improvement in freight rates. However, there were other factors, which combined to create a healthier market, including:

(i)	increased trade due to higher stocking activity and improved demand for oil products

(ii)	longer voyage distances because of refining capacity additions in Asia and the Middle East

(iii)	product tankers are also carrying crude oil encouraged by firm freight rates for dirty tankers

(iv)	lower bunker prices were a factor contributing to higher net earnings

As a result of these developments, the average daily TCE of the spot rate for an MR1 product tanker in 2015 was $21,050/day, compared with an average of $12,125/day in 2014. Similarly, the average TCE of the spot rate for an MR2 product tanker was $20,400/day in 2015, compared with $8,942/day in 2014. On a one-year time-charter rate basis, MR1 rates rose from $12,938/day in 2014 to $14,958/day in 2015. For MR2s the equivalent rates were $14,438/day and $17,271/day, respectively. However, the increase in freight rates encouraged new ordering, and at its highest point in 2016, the ratio of the product tanker orderbook to the existing product tanker fleet was close to 15%. Negative market sentiment and new deliveries from the orderbook combined to push the market down and in 2016, the average one-year time charter rates for a MR2 tanker declined to $15,125/day, a decrease of 12.4% from 2015.

A spate of newbuilding deliveries in 2017 aggravated the situation further for ship-owners and the average one-year time charter rate for a MR2 tanker declined further by 12.8% to average $13,188/ day in 2017. Nevertheless, towards the end of 2017, there were signs that the market was beginning to correct itself, as supply growth was moderating in the wake of a near collapse in new vessel ordering. By December 2017, the orderbook to existing fleet ratio by dwt had dropped to 8.2% for the product fleet as a whole, and in the case of MR2 tankers to 6.3%. Moreover, in December 2017, the MR2 one-year time charter rate improved by 16.7% to $14,000/day from the recent low of $12,000/day in October 2016.

Product Tanker One-Year Time Charter Rates

(US$ Per Day)

Source: Drewry

There is also a vibrant secondhand market for ships and product tankers change hands between owners on a regular basis. Secondhand prices are generally influenced by potential vessel earnings, which in turn are influenced by trends in the supply and demand for shipping capacity. The improvement in freight rates and more positive market sentiment in the period from late 2014 to early 2016 had a beneficial impact on secondhand vessel values. For example, in the winter months of 2015-16, a five-year old MR2 was valued at $27.0 million, compared with $25.0 million in the corresponding month of 2014-15. However, limited access and higher cost of capital, including traditional bank debt, have slowed sale and purchase activity recently and resulted in lower vessel valuations; value of these vessels dropped to $22.0 million in by October 2016.

Despite the downturn in freight rates in 2017, values for good quality young tonnage firmed up in the latter months of the year and in December 2017, a five-year old MR2 tanker was valued at $25.0 million, but still $5.8 million (18.7%) below the average price since 2007.

The Products Market

The maritime shipping industry is fundamental to international trade as it is the only pragmatic and cost-effective way of transporting large volumes of many essential commodities, semi-finished and finished goods over long distances. In turn, the product tanker shipping industry is a vital link in the global energy supply chain, given its ability to carry large quantities of products and bulk liquid chemicals as well as vegetable oils and fats between points of production and points of consumption.

The product tanker shipping industry is highly competitive, with vessel earnings sensitive to changes in the demand for and supply of shipping capacity and it is consequently cyclical and volatile in nature. The wider oil tanker market is divided between crude tankers that carry either crude oil or dirty products such as residual fuel oil, product tankers that carry cargoes such as gas oils and gasoline and more sophisticated product/chemical and chemical tankers, which can carry additionally chemicals and vegetable oils and fats. Petroleum products consist of a number of different grades of dirty products (e.g., fuel oil) and a number of different grades of clean products (e.g., gasoline). The basic structure of the tanker market is shown in the chart below.

Source: Drewry

Demand for tanker shipping is a product of the physical quantity of the cargo (measured in terms of tons) together with the distance the cargo is carried. Generally, demand cycles move in line with developments in the global economy, but other factors such as changes in sources of oil production and refinery capacity, plus movements in oil prices also play a vital role.

The volume of oil moved by sea was negatively affected by economic recession in 2008 and 2009, but since then renewed growth in the world economy and in oil demand has had a positive impact on seaborne trade. Oil demand has benefited from economic growth in Asia, especially in China, where oil consumption increased by a CAGR of 5.4% to 11.9 million barrels per day (“bpd”) between 2006 and 2016. The provisional estimates suggests that world oil demand in 2017 was 97.8 million bpd, an increase of 1.6% from 2016. Between 2007 and 2017, world oil demand grew by a CAGR of 1.2%.

World Oil Consumption: 1991-2017

(Million bpd)

* Provisional estimate

Source: Drewry

Low per capita oil consumption in developing countries such as China and India compared to the developed world provides scope for higher oil consumption in these economies. Conversely, oil consumption in developed OECD economies has been in decline for much of the last decade. However, this trend was reversed in 2015 because of the positive impact of lower oil prices on demand for products such as gasoline and record new vehicle sales. Oil demand in OECD economies increased at a CAGR of 1.2% between 2015 and 2016 to 46.9 million bpd in 2016. Provisional data for the U.S. and some European countries indicates continued rising consumption because of strong economic growth in developed economies. In 2017, OECD oil consumption is provisionally estimated at 47.3 million bpd.

In 2017, 3.4 billion tons of crude oil, products and vegetable oils/chemicals were moved by sea. Of this, crude shipments accounted for 2.1 billion tons of cargo, products 1.0 billion tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products. During the period of 2012-17, the seaborne transportation of products and vegetable oils/chemicals increased at a CAGR of 3.8%, slightly higher than average global GDP growth of 3.5% per year during the same period.

World Seaborne Tanker Trade: 2000-2017

* Provisional estimate

Source: Drewry

Tanker supply is determined by the size of the existing fleet, measured in terms of dwt. Changes in supply are influenced by a variety of factors such as the size of the existing fleet by number and ship size, the rate of deliveries of newbuildings from the vessel orderbook, and the rate of removals from the fleet through scrapping, conversion and regulatory obsolescence. Other factors, such as port congestion and vessel speeds also affect supply.

Crude oil, products and chemicals/vegetable oils and fats are essentially carried by four different types of tankers.

Crude oil is transported in uncoated vessels, which range upwards in size from 55,000 dwt. Clean products are carried in coated tankers ranging in size from 10,000 dwt to 80,000 dwt plus and by product/chemical tankers which have the ability to carry both products and certain chemicals because they have an IMO Certificate of Fitness to Carry Bulk Liquid Chemicals. This latter category represents ‘swing’ ships, with the ability to move between the product and chemical sectors depending on market conditions. Finally, there is a specialist chemical fleet which is all IMO rated, and which is employed primarily in transporting chemicals and vegetable oils and fats. The pure chemical fleet represents approximately 25.0% of all tankers (based on capacity) that can carry products, but because the majority of it is trading in chemicals, it is excluded from the analysis of the fleets and orderbook.

The main types of product tanker, together with indicative vessel sizes by class, the type and average size of tanks, IMO certification and the main cargoes carried are shown in the table below. Unless otherwise specified, references in this section to “product tankers” include both non-IMO product tankers and IMO-certified product/chemical tankers.

Types of Product Tanker

Source: Drewry

Product tankers are employed in the market through a number of different chartering options:

●	A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load port to discharge port basis, subject to various cargo handling terms. Most of these charters are of a single or spot voyage nature. The cost of repositioning the ship to load the next cargo falls outside the charter and is at the cost and discretion of the owner. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

●	A time charter involves the use of the vessel, either for a number of months or years or in few instances, for a trip between specific delivery and redelivery positions. The charterer pays all voyage related costs. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible for the payment of all vessel-operating expenses and capital costs of the vessel.

●	A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. This arrangement constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship’s operating; voyage and capital costs are borne by the ship-owner. The freight rate is normally agreed on a per cargo ton basis.

●	A bareboat charter involves the use of a vessel usually over long periods ranging up to several years. All voyage related costs, including vessel fuel, or bunkers, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance are the responsibility of the charterer. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

The basic structure of the products tanker shipping industry and certain major trading routes of product tankers are outlined in the chart below.

The Product Tanker Shipping Industry

Crude Oil
Refineries
Oil products
Dirty
Clean
Bitumen
Gas Oil
Diesel
Naphtha
Crude tankers carry only crude and fuel oils
Product tankers can switch between clean and dirty products
Sophisticated product tankers work at the clean end and some can carry chemicals
2,016
Crude tankers
2,650
Product tankers
382.5 MDwt
Crude tankers
143.3 MDwt
Product tankers
Crude Tankers
Product Tankers
Product Tankers - Fleet and orderbook by vessel segment, 2017
In terms of number of ships
In terms of total capacity
LR2 80,000+ Dwt
303 Ships
41 Orderbook
Fleet 33.3 MDwt
Orderbook 4.8 MDwt
LR1 55-79,999 Dwt
357 Ships
24 Orderbook
Fleet 26.2 MDwt
Orderbook 1.7 MDwt
MR2 40-54,999 Dwt
1,630 Ships
98 Orderbook
Fleet 75.9 MDwt
Orderbook 4.8 MDwt
MR1 25-39,999 Dwt
145 Ships
15 Orderbook
Fleet 4.8 MDwt
Orderbook 0,35 MDwt
Handy 10-24,999 Dwt
215 Ships
1 Orderbook
Fleet 3.1 MDwt
Orderbook 0.02 MDwt
MR1
MR2 / LR1
LR1
LR1 / LR2
Europe - Mediterranean
Gasoline
Naphtha
Gas oil
Diesel
North Europe - North America
Gasoline
North America - Europe
Diesel
Middle East - Europe
Gas oil
Jet Fuel
South Korea - Japan
Gas oil
Gasoline
Caribbean - North America
Gasoline
Naphtha
Gas oil
Middle East - Far East
Naphtha
Intra Asia
Gas oil
Naphtha
US - South America
Gas oil
Jet Fuel
South East Asia - Europe
Veg Oils
South America - Asia
Veg Oils

Source: Drewry

Seaborne Trade in Products, Vegetable Oils and Bulk Liquid Chemicals

In 2017, total seaborne trade in products, vegetable oils and fats, and bulk liquid chemicals amounted to 1.3 billion tons. The development of trade in these cargoes between 2007 and 2017 is shown in the table below. Since 2007, seaborne trade in these cargoes has increased in every year.

Seaborne Trade in Products, Vegetable Oils & Fats and Bulk Liquid Chemicals: 2007-2017

(Million Tons)

* Provisional estimate

Source: Drewry

A prime factor driving products trades in the last few years has been developments in the U.S energy economy. Horizontal drilling and hydraulic fracturing have enabled shale oil deposits in the U.S. to be developed and this has led to a steep rise in U.S. domestic oil production. Between 2007 and 2017 U.S. oil production rose from 5.1 to 9.3 million bpd. Rising crude oil production also ensured the availability of cheaper feedstocks to local refineries, and as a result, the U.S. became a major net exporter of products (see chart below).

U.S. Crude Oil Production and U.S. Refined Petroleum Product Exports to Latin America: 2007-2017

Source: Drewry

In a relatively short span of time, the U.S. has become the largest exporter of refined products in the world, with supplies from U.S. Gulf Coast terminals heading to most parts of the globe. By way of illustration, U.S. products exports to Latin America were close to 14.4 million tons in 2005, but by 2017 had grown to 78.4 million tons, or a CAGR of 15.2%, owing to strong import demand and the growth in U.S. products availability. Most of these exports were carried by MR product tankers, which constitute approximately 55% of global product tanker fleet capacity and have been the mainstay of seaborne trade in refined petroleum products.

However, lower crude oil prices in 2015 and 2016 have adversely impacted U.S. shale oil producers and accordingly crude production in the region has been declining since May 2015. The U.S. crude oil production peaked at 9.6 m bpd in April 2015 and was on declining trend till September 2016. The continuation of production cut by OPEC came as a relief for domestic producers; production data of recent months reflected a rising trend and the country pumped 10.1 million bpd in November 2017 – a record high in the U.S. crude production.

The U.S. Products Sector

Crude Oil
Production
2012
6.5 Mb/d
2017
9.3 Mb/d
Imports
2012
8.5 Mb/d
2017
6.8 Mb/d
Input
2012
15 Mb/d
2017
16.6 Mb/d
Refineries
Output
2012
16.1 Mb/d
2017
18.2 Mb/d
Oil products
Imports
2012
2.07 Mb/d
2017
2.15 Mb/d
Exports
2012
3.14 Mb/d
2017
5.16 Mb/d
Product Tankers
US product exports
10.9Mt
7.9Mt
Netherlands
3.2Mt
3.7Mt
France
5.8Mt
6.3Mt
Singapore
3.8Mt
5.1Mt
Colombia
2.6Mt
3.8Mt
Ecuador
5.6Mt
12.9Mt
Brazil
6.1Mt
6.0Mt
Chile
2012
2017*

* Provisional estimate

Source: Drewry

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2007 and 2017 total OECD refining throughput declined by 1.7%, largely as a result of cutbacks in OECD Europe and OECD Asia Oceania. Conversely, throughput in the OECD Americas in the same period moved up by 4.1% to 19.3 million bpd. In 2017, refining throughput of OECD countries stood at 38.5 million bpd and accounted for 47.8% of global refinery throughput.

Refinery Throughput (1) 2007-2017

(‘000 Barrels Per Day)

(1)	The difference between oil consumption and refinery throughput is accounted for by condensates, output gains; direct burning of crude oil and other non-gas liquids.

Source: Drewry

Asia (excluding China) and the Middle East added over 0.65 million bpd of export-oriented refinery capacity in 2016. As a result of these developments countries such as India and Saudi Arabia have consolidated their positions as major exporters of products. It is also the case that export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have prompted longer-haul shipments to cater for products demand.

In the products market, growth in U.S. domestic oil demand has combined with greater availability of crude feedstock, rising refinery throughput and the expansion of pipeline infrastructure to make larger-scale product exports feasible, particularly of middle distillates from the U.S. Gulf. Average U.S. exports of products have grown from 1.2 million bpd in 2007 to 4.8 million bpd in 2017, or at a CAGR of 14.5%. Changes in U.S., Saudi Arabian and Indian product exports in the period 2007 to 2017 are shown in the chart below.

Oil Product Exports – Major Exporters: 2007-2017

(Million Barrels Per Day)

Source: Drewry

Changing Product Trades—Longer Haul Voyages

Source: Drewry

New refining capacity of 1.3 million bpd was scheduled to come online in 2017 and further new refinery capacity is currently scheduled for both the Middle East and Asia in the period 2018 to 2022. In the period 2018 to 2022 anticipated additions to refinery capacity on a regional basis (illustrated in the chart below) amount to 5.8 million bpd, or 6.0% of existing refinery capacity.

Planned Additions to Global Refining Capacity (1)

(Million Barrels Per Day)

(1)	Assumes all announced plans go ahead as scheduled

Source: Drewry

In developed economies, such as Europe, refinery capacity is on the decline and this trend is likely to continue as refinery development plans are concentrated in areas such as Asia and the Middle East or close to oil producing centres and where the new capacity coming on stream is export orientated. These new refineries are more competitive, as they can process sour (higher sulfur) crude oil and are technically more advanced as well as more environmentally friendly compared with existing European refineries. It is also the case that few new refineries or expansions are planned for Europe. By contrast Chinese and Indian refinery capacity, for example, has grown at faster rates than any other global region in the last decade, due to strong domestic oil consumption, and the construction of export-orientated refineries. In the period 2007 to 2017, Chinese refining capacity increased by 80.7% and for India, the growth was 66.4% (see chart below).

China & India – Refining Capacity

(‘000 Barrels Per Day)

Capacity for 2018 to 2020 assumes all announced plans go ahead as scheduled

Source: Drewry

The trend in product imports of major product importing regions of the world in the period 2007-2017 is shown in the chart below.

Oil Product Imports – Major Regions: 2007-2017

(Million Barrels Per Day)

Source: Drewry

On the whole, the changes that are taking place in both the volume and geographical structure of seaborne product trades are of benefit to MR product tankers, the workhorses of the industry. In addition to the mainstay trades such as gasoline movements across the Atlantic, MR vessels have the flexibility to service a diverse range of ports and the capability to accommodate the most common parcel sizes.

Product Tanker Demand

Changes in seaborne product trades and product tanker ton-mile demand in the period 2007 to 2017 are shown in the table below.

Seaborne Product Trade and Ton Mile Demand: 2007-2017

* Provisional estimate

Source: Drewry

Tanker demand expressed in terms of ton-miles can be calculated by multiplying the volume of products carried on the loaded leg (measured in metric tons) by the distance over which it is carried (measured in miles). Using this ton mile approach, demand in the product sector increased by a CAGR of 4.3% between 2007 and 2017. In effect, changes in the geographical pattern of product movements have led to an increase in average voyage lengths. For example, in 2007, the average loaded voyage length in the product sector was 2,869 miles, but by 2014 the average voyage length had increased to approximately 3,127 miles. However, because of the growth in intra-Asian products trades, average voyage lengths declined slightly to 3,041 miles in 2017. The changes that have taken place in total product tanker trade and ton-mile demand between 2007 and 2017 are illustrated in the chart below. Continued growth at these historical levels is feasible but will be subject to global economic growth and a continuation of recent trade and refinery trends.

Product Tanker - Seaborne Trade and Vessel Demand: 2007-2017

* Provisional estimate

Source: Drewry

Changes in the volume of seaborne trade on the main product routes in the period 2007-2017 are shown in the table below. The data in the table substantiates the previous remarks regarding the expansion of export trades from countries such as the U.S. and India.

Seaborne Product Trades: 2007-2017

(‘000 Tons)

* Provisional estimate

Source: Drewry

Product Tankers –Vessel Types

To recap, within the context of this review the product capable fleet consists of product tankers and product/chemical tankers, and as such, pure chemical tankers are excluded from the analysis. The product capable fleet can be further divided into the five main size sectors which are shown in the table below.

Product Tanker Types and Main Uses

Source: Drewry

Long Range (“LR”) product tankers are normally classed as either LR1 or LR2 ships depending on their size. They are employed on various routes, but are less flexible than MR units, as many ports do not have the facilities to accommodate larger ships. MR tankers carry the majority of products transported by sea as their size allows the greatest flexibility on trade routes and port access. The MR fleet can be divided into MR1, typically sized 25,000 dwt to 36,999 dwt, and MR2 typically sized 37,000 dwt to 54,999 dwt. The smallest product tankers, often referred to as “Handies”, are largely deployed on short-haul routes.

The Product Tanker Fleet

As of February 28, 2018, the product tanker fleet comprised of 2,657 vessels with a combined capacity of 144.2 million dwt. The February 28, 2018, product tanker fleet by vessel type and size is shown in the table below.

The Product Tanker Fleet (1)

(1)	As of February 28, 2018. Excludes U.S. flag vessels

Source: Drewry

Future supply will be affected by the size of the newbuilding orderbook. As of February 28, 2018, there were 173 product and product/chemical tankers on order, equivalent to 6.5% of the existing fleet by units and 7.5% of the existing fleet by dwt. The MR2 orderbook was equivalent to 6.2% of the existing MR2 fleet by units and 6.6% by dwt.

Product Tanker Orderbook (1) and Scheduled Year of Delivery

(1)	As of February 28, 2018. Excludes U.S. flag vessels

Source: Drewry

Based on the total orderbook and scheduled deliveries as of February 28, 2018, approximately 5.5 million dwt is expected to be delivered in next 10 months of 2018, 3.1 million dwt in 2019 and 2.1 million dwt in 2020 and beyond. In recent years, however, the orderbook has been affected by the non-delivery of vessels (sometimes referred to as “slippage”), which in certain years has been as high as 35% of the scheduled deliveries. Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while some were due to vessel cancellations. Slippage is likely to remain an issue going forward and, as such, it will have a moderating effect on product tanker fleet growth in over next two years.

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

The average age of the product and product/chemical fleet was 10.6 years as of February 28, 2018. The age profile is shown in the table below.

Product and Product/Chemical Fleet – Age Profile (1)

(1)	Based on February 28, 2018 fleet

Source: Drewry

The age profile of the more sophisticated product/chemical fleet is generally younger than its straight product tanker counterpart. The average age of MR1 and MR2 product tankers is 19.3 and 13.3 years, respectively, while for product/chemical tankers the average age of MR1 and MR2 tankers are 14.6 and 8.2 years, respectively. Approximately 38% of the MR1 product tanker fleet is over 20 years of age and for MR2s the equivalent figure is 14%. In the product/chemical fleet, there are no MR1 ships over 20 years of age and only 2.0% of MR2s are aged 20 years or more. Overall, 5.6% of the current MR2 fleet or 91 vessels are aged 20 years or more.

In addition to vessel age, scrapping activity is influenced by freight markets. During periods of high freight rates, scrapping activity will decline and the opposite will occur when freight rates are low. This is evident from the chart below, which shows the trend in product tanker scrapping for period 2011-2017. High levels of scrappage were seen in the period 2011 to 2014 and this was a contributing factor in the recovery of product tanker freight rates. Scrapping levels declined in 2015 and 2016 due to a stronger freight market and the fact that the age profile of the product fleet was reduced by the influx of newbuildings. In 2017, weak vessel earnings led to increased scrapping and 1.5 million dwt was sent to the scrapyards for demolition with 15 MR2 demolished.

Two other important factors are likely to affect product tanker supply in the future. The first is the requirement to retrofit ballast water management systems (“BWTS”) to existing vessels. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments. The IMO ballast water management (“BWM”) Convention contains an environmentally protective numeric standard for the treatment of ship’s ballast water before it is discharged. This standard, detailed in Regulation “D-2” of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO “D-2” standard is also the standard that has been adopted by the U.S. Coast Guard’s ballast water regulations and the U.S. EPA’s Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. In July 2017 the IMO has extended the regulatory requirement of compliance to BWM Convention from September 8, 2017 to September 8, 2019. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date and for an MR2 tanker, the retrofit cost could be as much as $1.0 million per vessel including labour. Expenditure of this kind will be another factor impacting on the decision to scrap older vessels once the BWM convention comes into force in September 2019.

The second factor that is likely to impact on future vessel supply is the drive to introduce low sulfur fuels. For many years heavy fuel oil (“HFO”) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but it is “dirty” from an environmental point of view.

The sulfur content of HFO is extremely high and it is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (“SO2”), an important source for acid rain as well as respiratory diseases. In some port cities, such as Hong Kong, shipping is the largest single source of SO2 emissions, as well as emissions of particulate matter (“PM”), which are directly tied to the sulfur content of the fuel. One estimate suggests that PM emissions from maritime shipping led to 87,000 premature deaths worldwide in 2012. The implementation of IMO’s 2020 sulphur cap regulation will require all ships to burn fuel with less than 0.5% sulphur content, compared with a present limit of 3.5%. For shipowners the principal options are: (i) burn alternative bunker fuels, such as Marine Gas Oil and Low-Sulphur Fuel Oil (LSFO), (ii) retrofit existing ships with an Exhaust Gas Cleaning System (EGCS) also known as Scrubbers, which will allow the continued use of higher sulphur content fuels and (iii) for those owners ordering newbuildings, there is also the option to order LNG dual-fueled vessels, but with a significant price premium. Vessel owners might prefer to demolish the older vessels over installing scrubbers, a first-hand estimate suggest that 95 MR2 vessels are scheduled to face their 4th special survey by September 2019.

The IMO, the governing body of international shipping, has made a decisive effort to diversify the industry away from HFO into cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (“ECAs”) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel are required to use marine gas oil with allowable sulfur content up to 1,000 parts per million (“ppm”). From 2020, ships sailing outside ECAs will switch to marine diesel oil with permitted sulfur content up to 5,000 ppm. This will create openings for a variety of new fuels, or major capital expenditure for costly “scrubbers” to be retrofitted on existing ships and as such it will be another factor hastening the demise of older ships whose propulsion systems are based on the use of HFO.

Product Tanker Scrapping: 2011-2017

(‘000 Dwt)

Source: Drewry

The Product Tanker Charter Market

The product tanker charter market is fragmented and highly competitive. Competition is based primarily on the offered charter rate, the location and technical specification of the vessel. Similarly, the reputation of the vessel and its manager will play a major role in the product tanker market than other shipping sectors. Typically, the agreed terms are based on standard industry charter parties prepared to streamline the negotiation and documentation processes.

The major charterers of product tanker tonnage are oil companies, both private and state-controlled, oil traders and refiners, and in some cases independent ship owners. The oil companies, in particular, have their own agreed procedures for vetting and approving tonnage suitable for charter. Oil company vetting procedures are generally more stringent than others, especially when vessels are being taken on time charter. Typically, the vetting procedures will include periodic assessments of the vessel owner’s office set-up and management, the setting of key performance indicators (KPIs), and examination of crew retention rates and appraisal of the financial accounts of the company providing the ship for charter.

Product Tanker Charter Rates

Worldscale is the tanker industry’s standard reference for calculating spot charter rates. Worldscale provides the flexibility required for the oil trade. Products are a fairly homogenous commodity as it does not vary significantly in quality and it is relatively easy to transport by a variety of methods. These attributes, combined with the volatility of the world oil markets, means that a products cargo may be bought and sold many times while at sea and therefore, the cargo owner requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures, this would involve the shipowner calculating separate individual charter rates for a wide variety of discharge points. Worldscale provides a set of nominal rates designed to provide roughly the same daily income irrespective of the discharge point. Time charter equivalent (“TCE”) is the measurement that describes the earnings potential of any spot market voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which removes all expenses (port costs, bunkers and commission) from the gross revenue, resulting in a net revenue which is then divided by the total voyage days, which includes the days from discharge of the prior cargo until discharge of the cargo for which the charter is paid (at sea and in port), to give a daily TCE rate.

The supply and demand for product tanker capacity influences product tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus more prone to volatility. The chart and table below illustrate changes in the monthly average TCE rates for product tankers in the period from January 2007 to December 2017 for selected representative routes.

Product Tanker Time Charter Equivalent (TCE) Spot Rates: 2007-2017
(US$/Day – Period Averages)

Source: Drewry

Time Charter Equivalent (TCE) Spot Rates: 2007-2017 (1)
(US$/Day – Period Averages)

(1)	TCE rates are based on normal sailing speeds/consumption. In weak freight markets this can theoretically lead to negative rates, but in most cases, this is avoided by reducing sailing speeds and fuel consumption.

Source: Drewry

After a period of favourable market conditions between 2004 and 2008, demand for products fell as the world economy went into recession in the latter half of 2008 and there was a negative impact on product tanker demand. With supply at the same time increasing at a fast pace, falling utilization levels pushed tanker charter rates downwards in 2009. The product tanker market continued to remain weak on account of surge in newbulding deliveries and as a result shipowners faced a period of suppressed vessel earning between 2009 and 2014.

Charter rates in the tanker sector started to improve in the second half of 2014 as result of low growth in vessel supply and rising vessel demand. In the products sector, a number of other factors combined to push up rates, including:

●	Falling crude prices
●	Increased trade due to higher stocking activity and improved demand for oil products
●	Longer voyage distances because of refining capacity additions in Asia
●	Product tankers also carrying crude encouraged by firm charter rates for dirty tankers
●	Lower bunker prices contributing to higher net earnings
●	Freight rates remained firm throughout 2015 and this led to higher revenue and improved profitability for ship-owners

However, by early 2016 product tanker charter rates were in decline as newbuilding orders placed in 2013-2015 led to a sharp increase in product tanker supply in 2016. Moreover, high levels of newbuilding deliveries of product and product/chemical tankers in 2017 outpaced demand growth and TCE rates declined accordingly. Time charter rates have followed a similar trend to spot market rates. The trend in one year period average time charter rates for product tankers in the period 2007-2017 is shown in the chart and below.

Product Tanker One Year Time Charter Rates: 2007- February 2018

(US$ Per Day – Period Averages)

Source: Drewry

One Year Time Charter Rates: 2007-2017

(US$ Per Day – Period Averages)

Source: Drewry

During weak freight markets owners often use slow steaming to reduce bunker consumption, but the use of triangulation voyage can help to bolster earnings. Triangulation in effect reduces the amount of time a vessel will spend sailing in ballast (i.e., empty) and seeks to maximize the amount of time it is carrying revenue-generating cargo. The map below shows how triangulation works for a typical MR tanker.

Typical MR Triangulation in the Atlantic Basin

Source: Drewry

Eco Ships

Shipbuilders have designed and built ships that use less fuel while carrying the same amount of cargo as an existing ship. These vessels are referred to in the industry as “eco” ships. In addition, an eco-ship has a number of technical innovations designed to reduce emissions. Such vessels are a comparatively new development, with the first designs appearing in 2012 and are typically called “eco-efficient” tankers.

A newbuilding eco-ship has an optimized hull form and a lower speed fuel-efficient engine, which will reduce fuel consumption. Existing ships can reduce fuel consumption by lowering sailing speeds, but in practice, this only happens when markets are substantially over-supplied and bunker prices are high. Other options for existing ships to reduce fuel consumption include retrofitting equipment such as applying low friction paint or installing Mewis ducts (which maximizes propeller thrust) and a rudder bulb or other similar features (vessels with such features are typically called “eco-modified” tankers). Eco ships started to be delivered in the second half of 2012, and in the case of tankers, most of the vessels delivered to date have been less than 100,000 dwt.

Size is important in evaluating the relative benefits of eco vessels, as smaller ships spend a greater proportion of their trading year in port, where there is little economic benefit between an eco-design and an older or “standard” tanker. Without added or retrofitted fuel consumption reduction features, shipbuilders do not provide warranted performance data for eco-ships, but the experience of vessels delivered to date appears to suggest that fuel savings of approximately 15% over standard tankers are achievable under normal sailings speeds. For an MR2 product tanker, the difference in daily fuel consumption between an eco and a non-eco ship is approximately 15% lower fuel consumption per day, while sailing at design speeds. It also seems to be the case that the first eco ships that were delivered in 2012 are less sophisticated in design as ships delivered post-2015.

Newbuilding Prices and Secondhand Values

Vessels are constructed at shipyards of varying size and technical sophistication. Drybulk carriers are generally considered to be the least technically sophisticated vessels to construct, with oil and product tankers, container vessels and LNG carriers entailing a much higher degree of technical sophistication. The actual construction of a vessel can take place in two years and can be partitioned into five stages: contract signing, steel cutting, keel laying, launching and delivery. The amount of time between signing a newbuilding contract and the date of delivery is usually between 20-24 months, but in times of high shipbuilding demand, it can extend to three years.

The tables which follow illustrate the trend in newbuilding (“NB”) prices and secondhand (“SH”) values (5 years old) for an MR1 and MR2 product and product/chemical tanker.

MR1 Product &Product/Chemical Tanker

Newbuilding Price & Secondhand Value: 2007-2017

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

The IMO’s Tier III norms aims to reduce nitrogen oxides (NOx) emission by approximately 70% compared with current Tier II regulations. The implementation of Tier III emission norms apply to vessels in North America, the US Caribbean, the Baltic Sea, the North Sea, and all future NOx Emission Control Areas: any vessel that might pass through must comply. The shipowners have to adopt Selective Catalytic Reduction (SCR) to comply with Tier III emission norms. The IMO stipulates that all vessels ordered on or after January 1, 2016 must have SCR installed on it.

MR2 Product &Product/Chemical Tanker

Newbuilding Price & Secondhand Value: 2007-2017

(US$ Million)

Source: Drewry

Secondhand values primarily, albeit with a lag, reflect prevailing and expected charter rates. During extended periods of high charter rates vessel values tend to appreciate and vice versa. However, vessel values are also influenced by other factors, including the age of the vessel. Prices for young vessels, those approximately up to five years old, are also influenced by newbuilding prices while prices for old vessels, near the end of their useful economic life, those approximately at or in excess of 25 years, are influenced by the value of scrap steel. In addition, values for younger vessels tend to fluctuate less on a percentage basis than values for older vessels. This is attributed to the finite useful economic life of older vessels which makes the value of younger vessels, commensurate with longer remaining economic lives, less susceptible to the level of prevailing and expected charter rates in the short term.

Vessel values are determined on a daily basis in the sale and purchase (“S&P”) market, where vessels are sold and bought through specialized sale and purchase brokers who regularly report these transactions to the market. The sale and purchase market for product tankers is transparent and quite liquid, with a large number of vessels changing hands on a regular basis.

In the period 2005 to 2007, secondhand values of modern tankers rose substantially as a result of the underlying trend in freight rates and newbuilding prices. At times, during the height of the boom, values for modern secondhand tankers exceeded newbuilding prices. However, the downturn in tanker charter rates in the second half of 2008 had an immediate and negative impact on second-hand values as the tables indicate. There was a brief rally in values in late 2010/early 2011 but this proved short-lived and thereafter prices continued to decline until the middle of 2013.

In late 2013, prices for all modern tankers increased as a result of improvement in freight rates and positive market sentiment and further gains were recorded in 2014 and 2015. However, in 2016, second-hand prices saw a double-digit decline on account of weakening charter rates. For illustration, the secondhand price of a five-year old MR 2 tanker fell by 18.5% from US$ 27.0 million at the end of 2015 to US$ 22.0 million by the end of 2016. However, the market saw increased demand for modern secondhand vessels in 2017, in anticipation of a recovery in the freight market and buyers trying to take advantage of historically low asset prices. As such secondhand modern product tanker prices showed a rising trend in 2017. For example, the secondhand prices of a five-year old MR2 increased by 9.1% since during the year and as of February 28, 2018 five year old MR2 vessels were changing hands at US$ 24 million.

Government Regulation; Effect of Existing or Probable Governmental Regulations on the Business; Costs and Effects of Compliance with Environmental Laws

General

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations. Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LPG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

In 2012, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the “IBC Code.” The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code.

In 2013, the MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The IMO’s Marine Environmental Protection Committee (“MEPC”), adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from the current 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur complaint fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that all of our vessels are in substantial compliance with SOLAS and LL Convention standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard on or after September 8, 2019. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Costs of compliance may be substantial.

Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost compliance could increase for ocean carriers and may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. The costs of compliance with a mandatory mid-ocean ballast exchange could be material, and it is difficult to predict the overall impact of such a requirement on our operations.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (“the CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate with the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;

(iii)	loss of subsistence use of natural resources that are injured, destroyed or lost;

(iv)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi)	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability is limited to the greater of $2,200 per gross ton or $18,796,800. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including the raising of liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, the status of several of these initiatives and regulations is currently in flux. For example, the U.S. Bureau of Safety and Environmental Enforcement (“BSEE”) announced a new Well Control Rule in April 2016, but pursuant to orders by the U.S. President in early 2017, the BSEE announced in August 2017 that this rule would be revised. In January 2018, the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years. The effects of the proposal are currently unknown. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (the “VGP”). On March 28, 2013, the EPA re-issued the VGP for another five years from the effective date of December 19, 2013. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants. For a new vessel delivered to an owner or operator after December 19, 2013 to be covered by the VGP, the owner must submit a Notice of Intent (“NOI”) at least 30 days (or 7 days for eNOIs) before the vessel operates in United States waters. We have submitted NOIs for our vessels where required.

The USCG regulations adopted under the U.S. National Invasive Species Act (“NISA”) impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or may otherwise restrict our vessels from entering U.S. waters. The USCG has implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. As of January 1, 2014, vessels were technically subject to the phasing-in of these standards, and the USCG must approve any technology before it is placed on a vessel. The USCG first approved said technology in December 2016, and continues to review ballast water management systems. The USCG may also provide waivers to vessels that demonstrate why they cannot install the new technology. The USCG has set up requirements for ships constructed before December 1, 2013 with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3—first scheduled drydock after January 1, 2014; and (2) ballast capacity above 5,000m3—first scheduled drydock after January 1, 2016. All of our vessels have ballast capacities over 5,000m3, and those of our vessels trading in the U.S. will have to install water ballast treatment plants at their first drydock after January 1, 2016, unless an extension is granted by the USCG.

The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast requirements including, in some states, specific treatment standards. Compliance with the EPA, USCG and state regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

Two recent United States court decisions should be noted. First, in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. The effect of such redrafting remains unknown. Second, on October 9, 2015, the Sixth Circuit Court of Appeals stayed the Waters of the United States rule (WOTUS), which aimed to expand the regulatory definition of “waters of the United States,” pending further action of the court. In response, regulations have continued to be implemented as they were prior to the stay on a case-by-case basis. In February 2017, the U.S. President issued an executive order directing the EPA and U.S. Army Corps of Engineers publish a proposed rule rescinding or revising the WOTUS rule. In January 2018, the EPA and Army Corps of Engineers issued a final rule pursuant to the President’s order, under which the Agencies will interpret the term “waters of the United States” to mean waters covered by the regulations, as they are currently being implemented, within the context of the Supreme Court decisions and agency guidance documents, until February 6, 2020. Litigation regarding the status of the WOTUS rule is currently underway, and the effect of future actions in these cases upon our operations is unknown.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.

International Labour Organization

The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On June 1, 2017, the U.S. president announced that it is withdrawing from the Paris Agreement. The timing and effect of such action has yet to be determined.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, an initial IMO strategy for reduction of greenhouse gas emissions is expected to be adopted at MEPC 72 in April 2018. The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions. The outcome of this order is not yet known. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA or individual U.S. states could enact environmental regulations that would affect our operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions 40% by 2030.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The following are among the various requirements, some of which are found in the SOLAS Convention:

●	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

●	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

●	the development of vessel security plans;

●	ship identification number to be permanently marked on a vessel’s hull;

●	a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

●	compliance with flag state security certification requirements.

The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping).

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of shares of our common stock.

C.	Organizational Structure

We were incorporated under the laws of the Republic of the Marshall Islands on March 23, 2015. We own the vessels in our fleet through six separate wholly-owned subsidiaries that are incorporated in the Republic of Marshall Islands.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section is a discussion of our financial condition and results of operations as of and for the years ended December 31, 2015, 2016 and 2017. You should read the following discussion and analysis together with our financial statements and related notes included elsewhere in this Annual Report. This discussion includes forward-looking statements which are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those currently anticipated, expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please read the section entitled “Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors.”

Important Financial Terms

Revenues

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. Revenues are driven primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. At December 31, 2017, we employed two of the vessels in our fleet on time charters and four vessels on the spot market. Revenues from time charter agreements providing for varying daily rates are accounted for as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is not recognized until a charter has been agreed, even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate.

We expect that our adoption of Accounting Standards Update (“ASU”) 2014-09, “Revenues from Contracts with Customers (Topic 606)” may result in a change in the method of recognizing revenue from spot charters, whereby our method of determining proportional performance will change from discharge-to-discharge (assuming a new charter has been agreed before the completion of the previous spot charter) to load-to-discharge. This will result in no revenue being recognized from discharge of the prior spot charter to loading of the current spot charter and all revenue being recognized from loading of the current spot charter to discharge of the current spot charter. This change will result in revenue being recognized later in the voyage, which may cause additional volatility in revenue and earnings between periods. We are in the process of validating aspects of our preliminary assessment of ASU 2014-09, determining the transitional impact and completing other items required for the adoption of ASU 2014-09. The new revenue recognition standard will be effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunker (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

Spot Charters

Generally a spot charter refers to a contract to carry a specific cargo for a single voyage, which generally lasts from several days to three months. Spot charters typically involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot charter, the vessel owner is responsible for the payment of all expenses including its capital costs, voyage expenses (such as port, canal and bunker costs) and vessel operating expenses. Fluctuations in spot charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes at a given port.

Voyage Related Costs and Commissions

We incur voyage related costs for our vessels operating under spot charters, which mainly include port and canal charges and bunker expenses. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot charters because these expenses are for the account of the vessel owner. All voyage related costs are expensed as incurred. The amount of brokerage commissions payable, if any, depends on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer. Commissions are deferred and amortized over the related voyage period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned.

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

General and Administrative Expenses

The primary components of general and administrative expenses consist of the annual fee payable to Maritime for the administrative services under our Head Management Agreement, which includes the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs, including costs of legal and accounting professionals and staff, and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors compensation and investor relations.

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

Previously, we paid management fees to NST for their chartering services for the Northsea Alpha and the Northsea Beta. In June and November 2016, we terminated the commercial management agreements for both such vessels with NST, and Maritime assumed full commercial management of the Northsea Beta and the Northsea Alpha, respectively.

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

We believe that the important factors to consider in analyzing future results of operations and trends in future periods include the following:

●	charter rates and periods of charter hire and any revenues we would receive in the future from any pools in which our vessels may operate;

●	vessel operating expenses and voyage related costs and commissions;

●	depreciation and amortization expenses, which are a function of the cost of our vessels, significant vessel maintenance or improvement costs, our vessels’ estimated useful lives and estimated residual values;

●	financing costs related to our indebtedness, including hedging of interest rate risk;

●	costs of being a public reporting company, including general and administrative expenses, compliance, accounting and legal costs and regulatory expenses; and

●	fluctuations in foreign exchange rates because our revenues are in U.S. dollars but some of our expenses are paid in other currencies.

Revenues from time charters, and to the extent we enter into any in the future, bareboat charters, are stable over the duration of the charter, provided there are no unexpected or periodic off-hire periods and no performance claims from the charterer or charterer defaults. Revenues from spot charters fluctuate, depending on the hire rate in effect at the time of the charter.

Recent accounting pronouncements are discussed in Note 2 of the consolidated financial statements contained within this Annual Report.

A.	Operating Results

As of December 31, 2017, we had six vessels in operation, two of which were employed on time charters and four of which were employed on the spot market. MR vessels owned for a full year typically operate for 360 days per year, which is our historical average, excluding any time for dry-dockings. The five non-operating days per year represent average time spent off-hire. If a vessel undergoes a scheduled intermediate or special survey, the estimated duration is five and 20 days, respectively.

The break-out of revenue by spot and time charters for the recent reported periods is reflected below (in thousands of U.S. dollars):

	Year ended December 31, 2015		Year ended December 31, 2016		Year ended December 31, 2017
	Spot	Time	Spot	Time	Spot	Time
Voyage revenues	$8,677	$24,493	$9,472	$21,238	$16,906	$12,920

The following table reflects our ownership days, available days and operating days, fleet utilization, TCE, average number of vessels and number of vessels at period end, in each case, for the years ended December 31, 2015, 2016 and 2017.

	Year ended December 31,
	2015	2016	2017
Ownership days (1)	2,177	2,196	2,190
Available days (2)	2,137	2,176	2,190
Operating days (3)	2,092	1,986	1,956
Utilization % (4)	97.9%	91.3%	89.3%
Daily time charter equivalent rate (5)	$13,597	$12,134	$10,795
Average number of vessels (6)	6.0	6.0	6.0
Number of vessels at period end	6	6	6
Weighted average age of vessels (7)	4.8	5.8	6.8

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily TCE rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.
(6)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(7)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dwt of each vessel on the total fleet dwt.

The following table reflects the calculation of our daily TCE rates for the years ended December 31, 2014, 2015 and 2016 (in thousands of U.S. dollars, except total operating days and daily TCE rates):

	Year ended December 31,
	2015	2016	2017
Voyage revenues	$33,170	$30,710	$29,826
Voyage related costs and commissions	(4,725)	(6,611)	(8,710)
Time charter equivalent revenues *	$28,445	$24,099	$21,116

Total operating days	2,092	1,986	1,956

Daily time charter equivalent rate *	$13,597	$12,134	$10,795

* Subject to rounding

The decline in the TCE rate in 2016 and 2017 over the same period in 2015 was primarily attributed to greater spot charter activity, which resulted in lower voyage revenues net of voyage related costs and commissions.

Recent Daily Fleet Data:
(In U.S. dollars, except for Utilization %)		Year ended December 31,
		2015	2016	2017
Eco-Efficient MR2: (2 of our vessels)
	TCE	15,631	15,015	13,027
	Opex	6,430	5,754	5,838
	Utilization %	99.4%	97.0%	94.1%
Eco-Modified MR2: (1 of our vessels)
	TCE	17,480	10,705	13,042
	Opex	6,461	6,255	6,433
	Utilization %	91.3%	92.9%	90.1%
Standard MR2: (1 of our vessels)
	TCE	17,237	15,504	12,209
	Opex	6,325	6,772	6,036
	Utilization %	100.0%	90.5%	99.2%
Handysize Tankers: (2 of our vessels)
	TCE	7,622	7,939	5,979
	Opex	5,358	5,315	5,408
	Utilization %	98.6%	85.1%	79.2%
Fleet: (6 vessels)
	TCE	13,597	12,134	10,795
	Opex	6,058	5,861	5,827
	Utilization %	97.9%	91.3%	89.3%

Our fleet consists of two eco-efficient MR2 tankers, the Pyxis Theta and the Pyxis Epsilon, one eco-modified MR2, the Pyxis Malou, one standard MR2 (a non-eco-efficient or eco-modified tanker, which was built prior to 2012), the Pyxis Delta, and the handysize tankers, the Northsea Alpha and the Northsea Beta. The eco-efficient MR2’s were primarily under time charter during the respective operating periods. The Pyxis Epsilon was delivered to us in January 2015, and the higher operating expenses in that year reflect vessel start-up costs. During 2015 to 2017, the remaining vessels in our fleet were employed at various occasions under time and spot charters. Lower TCE and utilization rates in 2016 and 2017 for these vessels primarily reflect greater spot charter activity.

Consolidated Statements of Comprehensive Loss for the Fiscal Year Ended December 31, 2016 Compared to the Fiscal Year Ended December 31, 2017

	2016	2017	Change	%
	(In thousands of U.S. dollars)
Voyage revenues:	$30,710	$29,826	$(884)	(2.9%)

Expenses:
Voyage related costs and commissions	(6,611)	(8,710)	(2,099)	31.8%
Vessel operating expenses	(12,871)	(12,761)	110	(0.9%)
General and administrative expenses	(2,574)	(3,188)	(614)	23.9%
Management fees, related parties	(631)	(712)	(81)	12.8%
Management fees, other	(1,024)	(930)	94	(9.2%)
Amortization of special survey costs	(236)	(73)	163	(69.1%)
Depreciation	(5,768)	(5,567)	201	(3.5%)
Vessel impairment charge	(3,998)	—	3,998	(100.0%)
Bad debt provisions	—	(231)	(231)	N/A
Operating loss	$(3,003)	$(2,346)	$657	(21.9%)

Other expenses:
Interest and finance costs, net	(2,810)	(2,897)	(87)	3.1%
Total other expenses, net	$(2,810)	$(2,897)	$(87)	3.1%

Net loss	$(5,813)	$(5,243)	$570	(9.8%)

Voyage revenues: Voyage revenues of $29.8 million for the year ended December 31, 2017, represented a decrease of $0.9 million, or 2.9%, from $30.7 million in the comparable period in 2016. The decrease in 2017 was attributed to lower time charter equivalent rates as well as to a decrease in total operating days attributed to increased idle days between voyage charter employments.

Voyage related costs and commissions: Voyage related costs and commissions of $8.7 million for the year ended December 31, 2017, represented an increase of $2.1 million, or 31.8%, from $6.6 million in the comparable period in 2016. The increase was primarily attributed to greater spot charter activity, which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $12.8 million for the year ended December 31, 2017, represented a slight decrease of approximately $0.1 million, or 0.9%, from $12.9 million in the comparable period in 2016.

General and administrative expenses: General and administrative expenses of $3.2 million for the year ended December 31, 2017, increased by $0.6 million, or 23.9%, from $2.6 million in the comparable period in 2016. The increase in general and administrative expenses was primarily attributed to the $0.4 million non-cash restricted stock compensation that was recorded in the fourth quarter of 2017 and to the one-off expenses of $0.3 million relating to the public equity offering that was terminated in July 2017.

Management fees, related parties: Management fees to Maritime of $0.7 million for the year ended December 31, 2017, increased by $0.1 million, or 12.8%, from $0.6 million in the comparable period in 2016. The increase was attributed to the increase in the daily management fee of the Northsea Beta and the Northsea Alpha as a result of Maritime’s assumption of full commercial management of these vessels in June and November 2016, respectively.

Management fees, other: Management fees mainly payable to ITM of $0.9 million for the year ended December 31, 2017, decreased by $0.1 million, or 9.2%, compared to the year ended December 31, 2016, which included the services of North Sea Tankers BV, the former commercial manager of the Northsea Alpha and the Northsea Beta.

Amortization of special survey costs: Amortization of special survey costs was $0.1 million for the year ended December 31, 2017, compared to $0.2 million for the year ended December 31, 2016. The decrease in amortization of special survey costs is attributed to the write-off of the unamortized portion of the special survey costs of the Northsea Alpha and the Northsea Beta since an impairment charge was recognized on both vessels as of December 31, 2016.

Depreciation: Depreciation of $5.6 million for the year ended December 31, 2017, remained relatively stable compared to the year ended December 31, 2016.

Bad debt provisions: Bad debt provisions of $0.2 million for the year ended December 31, 2017, represented an increase in doubtful trade accounts receivable.

Interest and finance costs, net: Interest and finance costs, net, for the year ended December 31, 2017, amounted to $2.9 million, compared to $2.8 million in the comparable period in 2016, an increase of $0.1 million, or 3.1%. The increase was mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding bank debt.

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

Voyage revenues: Voyage revenues of $30.7 million for the year ended December 31, 2016, represented a decrease of $2.5 million, or 7.4%, from $33.2 million in the comparable period in 2015. The decrease during the year ended December 31, 2016, was attributed to lower time charter equivalent rates as well as to a decrease in total operating days associated with greater spot charter activity in 2016.

Voyage related costs and commissions: Voyage related costs and commissions of $6.6 million for the year ended December 31, 2016, represented an increase of $1.9 million, or 39.9%, from $4.7 million in the comparable period in 2015. The increase was primarily attributed to greater spot charter activity which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $12.9 million for the year ended December 31, 2016, declined $0.3 million, or 2.4%, from $13.2 million in the comparable period in 2015. This decrease was mainly attributed to the one-time, pre-operating costs in 2015, incurred by the newbuild Pyxis Epsilon, which was delivered to our fleet in January 2015.

General and administrative expenses: General and administrative expenses of $2.6 million for the year ended December 31, 2016, increased by $0.8 million, or 45.2%, from $1.8 million in the comparable period in 2015, mainly due to the additional administration fees payable to Maritime under the Head Management Agreement (which commenced effectively on March 23, 2015) of $0.4 million and other fees and professional expenses of $0.4 million associated with our status as a publicly listed company.

Management fees, related parties: Management fees to Maritime of $0.6 million for the year ended December 31, 2016, remained relatively stable compared to the year ended December 31, 2015.

Management fees, other: Management fees payable to ITM and NST of $1.0 million in the aggregate for the year ended December 31, 2016, remained relatively stable compared to the same period in 2015. In March and June 2016, we sent notices of termination of the commercial management agreements with NST for the Northsea Beta and Northsea Alpha, respectively. In June and November 2016, Maritime assumed full commercial management of the Northsea Beta and Northsea Alpha, respectively.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the year ended December 31, 2016, increased by $0.1 million, or 35.6%, compared to the same period in 2015, mainly due to the amortization of the special surveys performed by Northsea Alpha and Northsea Beta during the second quarter of 2015 and the special survey performed by the Pyxis Delta during the fourth quarter of 2016.

Depreciation: Depreciation of $5.8 million for the year ended December 31, 2016, remained relatively stable compared to the same period in 2015.

Vessel impairment charge: The vessel impairment charge of $4.0 million, of which $3.4 million was charged against vessels, net, and $0.6 million against deferred charges, net, for the year ended December 31, 2016, relates to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their fair values. There was no such charge recorded in 2015.

Interest and finance costs, net: Interest and finance costs, net, for the year ended December 31, 2016, amounted to $2.8 million, compared to $2.5 million in the comparable period in 2015, an increase of $0.3 million, or 11.0%. The increase is mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding bank debt.

B.	Liquidity and Capital Resources

Overview

Our principal sources of liquidity are cash flows from operations, borrowings from bank debt, proceeds from issuances of equity and, we expect in the future, from the selective sale of vessels and the proceeds from further issuances of equity and debt. We expect that our future liquidity requirements will relate primarily to:

●	payments of interest and other debt-related expenses and the repayment of principal on our bank debt;

●	vessel acquisitions;

●	our operating expenses, including dry-docking and special survey costs; and

●	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity for bank covenants.

On April 27, 2017, we filed with the SEC a registration statement on Form F-1 with respect to a proposed offering of our shares of common stock in an amount of $10.0 million (exclusive of the over-allotment option). Due to market conditions, we decided not to proceed with the planned public equity offering and on July 13, 2017, the relevant registration statement was withdrawn and offering costs of $0.3 million were written-off during the year ended December 31, 2017.

On December 6, 2017, we entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which we, in a private placement, agreed to issue and sell to the Investors an aggregate of 2,400,000 shares of our common stock at a price per share of $2.00 (the “Private Placement”). The Private Placement closed on December 8, 2017, resulting in gross proceeds of $4.8 million, before deducting placement offering expenses, which were used for general corporate purposes, including the repayment of outstanding indebtedness. On December 19, 2017, we filed with the SEC a registration statement on Form F-3 to register for resale the shares of common stock issued under the Purchase Agreement, which was declared effective on January 3, 2018. Following the issuance of additional shares pursuant to the Private Placement, Mr. Valentis’ percentage of beneficial ownership of our common stock declined to 81.4%.

On February 2, 2018, we filed with the SEC a registration statement on Form F-3, under which we may sell from time to time common stock, preferred stock, debt securities, warrants, purchase contracts and units, each as described therein, in any combination, in one or more offerings up to an aggregate dollar amount of $100.0 million. In addition, the selling stockholders referred to in the registration statement may sell in one of more offerings up to 5,233,222 shares of our common stock from time to time as described therein. The registration statement was declared effective by the SEC on February 12, 2018.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters and amounts due to related parties, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. As of the filing date of this Annual Report, we believe that our operating cash flows will be sufficient to fund our present and projected cash requirements through the next 12-month period, as discussed below. To the extent we acquire additional vessels, we may need to rely on new debt, proceeds from future securities offerings and/or cash flows from operations to meet our liquidity needs.

Our business is capital intensive and our future success will depend on our ability to maintain a high quality fleet through the acquisition of modern tanker vessels and the selective sale of older tanker vessels. We may pursue a sale or other long-term strategy such as a bareboat charter agreement with purchase option or commitment for the Northsea Alpha and the Northsea Beta. These acquisitions and dispositions will be principally subject to management’s expectation of future market conditions, our ability to acquire and dispose of tanker vessels on favorable terms as well as access to cost-effective capital on reasonable terms.

We do not intend to pay dividends to the holders of our shares in the near future and expect to retain our cash flows primarily for the payment of vessel operating costs, dry-docking costs, debt servicing and other obligations, general corporate and administrative expenses, and reinvestment in our business (such as to fund vessel or fleet acquisitions), in each case, as determined by our board of directors.

Cash Flow Analysis

Cash and cash equivalents as of December 31, 2017, amounted to $1.7 million, compared to $0.8 million as of December 31, 2016. We define working capital as current assets minus current liabilities. We had a working capital deficit of $8.6 million as of December 31, 2017, compared to the working capital deficit of $8.7 million as of December 31, 2016. The decrease in our working capital deficit is mainly due to an increase in cash and cash equivalents of $0.9 million following the closing of the Private Placement discussed above, partially offset by a $0.5 million increase in current portion of long-term debt, net of deferred financing costs, current, and a decrease of $0.3 million in the remaining current assets, net of the remaining current liabilities.

Consolidated Cash Flows information:

Statements of Cash Flows Data	Year ended December 31,
(In millions of U.S. dollars)	2015	2016	2017

Net cash provided by operating activities	$12.4	$4.4	$3.7
Net cash used in investing activities	$(18.8)	$—	$—
Net cash provided by / (used in) financing activities	$9.9	$(7.8)	$(2.8)

Operating Activities: Net cash provided by operating activities was $3.7 million for 2017, compared to $4.4 million for 2016. The decrease in our net cash from operating activities was mainly due to a decrease in voyage revenues, net of voyage related costs and commissions by $3.0 million due to lower time charter equivalent and utilization rates, an increase in general and administrative expenses, excluding the non-cash share based compensation recorded in 2017, of $0.3 million following the write-off of costs from the terminated public equity offering, and an increase in cash outflows from changes in other assets and liabilities that in aggregate amounted to $0.3 million, partially offset by an increase in cash inflows from changes in trade receivables, net, of $2.0 million, an increase in cash inflows from changes in balances due to related parties by $0.8 million, and a decrease in vessel operating expenses by $0.1 million. The effects of greater spot charter activity in 2017 primarily resulted in lower operating income and changes to other current assets and current liabilities.

Net cash provided by operating activities was $4.4 million for 2016, compared to $12.4 million for 2015. The decrease in our net cash from operating activities was mainly due to a decrease in voyage revenues, net of voyage related costs and commissions by $4.3 million due to lower time charter equivalent and utilization rates, an increase in general and administrative expenses of $1.0 million, an increase in cash paid for interest and finance costs of $0.3 million, and an increase in cash outflows from changes in other assets and liabilities that in aggregate amounted to $2.7 million, partially offset by a decrease in vessel operating expenses by $0.3 million. Due to lower operating income and greater spot charter activity in the latter half of 2016, inventories and trade receivables increased, while accounts payables and amounts due to related parties increased.

Investing Activities: There was no net cash provided by or used in investing activities for 2017 and 2016, compared to net cash used in investing activities of $18.8 million for 2015. This mainly reflects the cash outflows relating to the delivery of the newbuild vessel Pyxis Epsilon, which was delivered in January 2015.

Financing Activities: Net cash used in financing activities was $2.8 million for 2017, which mainly reflects long-term debt repayments of $7.0 million, and the payment of common stock offering costs of $0.4 million and financing costs of $0.2 million, partially offset by the gross proceeds of $4.8 million from the issuance of common stock pursuant to the Private Placement discussed above. Net cash used in financing activities was $7.8 million for 2016, which mainly reflects long-term debt repayments of $7.3 million, and an increase in restricted cash of $0.5 million. Net cash provided by financing activities was $9.9 million for 2015, which mainly reflects the proceeds from long-term debt of $21.0 million and the proceeds from the issuance of the promissory note of $2.5 million, partially offset by the long-term debt repayments of $6.9 million, an increase in restricted cash of $3.5 million, a paid-in capital re-imbursement of $1.2 million, outflows relating to the merger that was completed in 2015 of $1.7 million and the payment of financing costs of $0.3 million.

Indebtedness

Our vessel-owning subsidiaries, as borrowers, entered into loan agreements to purchase each of the vessels in our fleet. As of December 31, 2017, our vessel-owning subsidiaries had outstanding loans under the following loan agreements:

●	SECONDONE CORP. (“Secondone”) (which owns the Northsea Alpha) and THIRDONE CORP. (“Thirdone”) (which owns the Northsea Beta) entered as joint and several borrowers into a loan agreement on September 26, 2007, as subsequently amended and supplemented, with Commerzbank providing for an up to $24.6 million facility. The term loan facility bore interest at LIBOR plus a margin of 1.75% per year, and would mature in May 2020. The outstanding balance of the loan at December 31, 2017, for each of the Secondone and the Thirdone, was $4.3 million. The loan was repayable in semi-annual installments and a balloon payment. In accordance with the terms of the bank’s consent to the transactions contemplated by the LookSmart Agreement, we guaranteed this loan pursuant to a new guarantee agreement dated October 23, 2015. In addition, we undertook to maintain on each of March 31, June 30, September 30 and December 31 cash deposits at the higher of $5.0 million or $750,000 per vessel in our fleet, of which $2.5 million should have been freely available and unencumbered cash under deposit by us (the “Minimum Cash Requirement”). At any time the number of vessels in our fleet exceeded ten, the Minimum Cash Requirement would be reduced to an amount of $500,000 for each vessel in the fleet that exceeded ten. The security for this loan was a first preferred mortgage over the Northsea Alpha for Secondone, and the Northsea Beta for Thirdone. In addition, a second priority mortgage was registered over the Pyxis Malou. On February 28, 2018, the loan agreement was refinanced as discussed below.

●	FOURTHONE CORP. (“Fourthone”) (which owns the Pyxis Malou), entered into a loan agreement on December 12, 2008, as subsequently amended and supplemented, with Commerzbank providing for an up to $41.6 million facility. The loan bore interest at LIBOR plus a margin of 1.75% per year, and would mature in May 2020. The outstanding balance of the loan at December 31, 2017, was $18.2 million. The loan was repayable in semi-annual installments and a balloon payment. At December 31, 2014, the Fourthone loan was not in compliance with its minimum security covenant of 125% of its then outstanding loan balance. On March 23, 2015, Fourthone received a letter from Commerzbank according to which the bank consented to the acquisition of 100% ownership interest in Secondone, Thirdone and Fourthone by us. In return for the bank granting consent to the transactions contemplated by the LookSmart Agreement and in order to remedy the breach of the minimum security covenant under this loan, we guaranteed this loan pursuant to a new guarantee dated October 23, 2015 and added additional collateral for this loan by, among other things, having Secondone, Thirdone and Fourthone enter into cross-guarantees on their respective loans. As a result, the security for this loan was a first preferred mortgage over the Pyxis Malou and a second priority mortgage was registered over the Northsea Alpha and the Northsea Beta. On February 28, 2018, the loan agreement was refinanced as discussed below.

●	Sixthone (which owns the Pyxis Delta), and Seventhone (which owns the Pyxis Theta), jointly and severally entered into a loan agreement on October 12, 2012, as subsequently amended and supplemented, with HSH Nordbank AG providing for an up to $37.3 million facility. In February 2013, Sixthone drew down an amount of $13.5 million and, in September 2013, Seventhone drew down an amount of $21.3 million (“Tranche A” and “Tranche B”, respectively). The loan bears interest at LIBOR plus a margin of 3.35% per year. Under the original agreement, the tranche relating to Sixthone would mature in May 2017 and the tranche relating to Seventhone would mature in September 2018. On September 29, 2016, we agreed with the lender of Sixthone to extend the maturity of Tranche A from May 2017 to September 2018, under the same amortization schedule and applicable margin. In addition, on June 6, 2017, HSH Nordbank AG agreed to further extend the maturity of the respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization profile. The outstanding balance of the loan at December 31, 2017, for the Sixthone and the Seventhone, was $7.1 million and $16.0 million, respectively. The loan is repayable in quarterly installments and a balloon payment. The security for this loan is a first preferred mortgage over the Pyxis Delta for Sixthone, and the Pyxis Theta for Seventhone.

●	EIGHTHONE CORP. (“Eighthone”) (which owns the Pyxis Epsilon), entered into a loan agreement on January 12, 2015, as subsequently amended and supplemented, with DVB Bank SE providing for an up to $21.0 million facility. The loan bears interest at LIBOR plus a margin of 2.90% per annum, and matures in January 2022. The outstanding balance of the loan at December 31, 2017, was $16.9 million. The loan is repayable in quarterly installments and a balloon payment. We entered into a new guarantee agreement and pledged the shares we acquired of Eighthone to the bank on October 26, 2015. The security for this loan is a first preferred mortgage over the Pyxis Epsilon.

On February 28, 2018, we refinanced existing indebtedness of $26.9 million under the Secondone, Thirdone and Fourthone loan agreements with a new 5-year secured term loan of $20.5 million with Amsterdam Trade Bank N.V., and cash of $2.1 million. The remaining balance of approximately $4.3 million was written-off by the previous lender at closing, which will be recorded as gain from debt extinguishment in the first quarter of 2018. The new loan bears interest at LIBOR plus a margin of 4.65% per annum, and matures in February 2023. The loan is repayable in quarterly installments and a balloon payment. Standard loan covenants include, among others, a minimum loan to value ratio and liquidity. As a condition subsequent to the execution of this loan agreement, the borrowers, Secondone, Thirdone and Fourthone, are required to proceed with all required procedures for their re-domiciliation to the jurisdiction of the Republic of Malta by May 1, 2018. We expect that the re-domiciliation will become effective prior to May 2018, and upon re-domiciliation, the borrowers will be renamed to Secondone Corporation Ltd., Thirdone Corporation Ltd. and Fourthone Corporation Ltd., respectively. The security for this loan is a first preferred mortgage over the Northsea Alpha, the Northsea Beta and the Pyxis Malou.

Each of the loan agreements referenced above is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings, and guaranteed by the parent company. In addition, certain of our loan agreements and guarantees require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that:

●	we or the applicable vessel-owning subsidiary that is the borrower under the loan must maintain pledged deposits equal to a specified dollar amount;

●	we must maintain minimum liquidity of at least the higher of: i) $750,000 per vessel in our fleet, or iii) debt service for the following six months;

●	certain of our vessel-owning subsidiaries maintain a retention account with monthly deposits equal to one-third of the next principal installment together with the appropriate percentage of interest next due;

●	the fair market value of the mortgaged vessel plus any additional collateral must be no less than a certain percentage, ranging from 130% to 140%, of outstanding borrowings under the applicable loan agreement, less, in certain loan agreements, any money in respect of the principal standing to the credit of the retention account and any free or pledged cash deposits held with the lender in our or its subsidiary’s name (the minimum security collateral cover or “MSC”); and

●	we maintain, depending on the loan agreement, a total liabilities to market value adjusted total assets ratio of no greater than 75%. One of our lenders requires such ratio not to exceed 65% in order for the relevant vessel-owning companies to proceed with dividend distributions. As of December 31, 2016, the ratio of total liabilities to market value adjusted total assets ratio was 68%, or 3% higher than the required threshold. As of December 31, 2017, the requirement was met as such ratio was marginally lower than 65%, and therefore, these vessel-owning companies are able to proceed with dividend distributions.

The events of default under our loan documents generally include provisions relating to events of default, such as:

●	the non-payment on the due date of any amount under the loan agreements or any related document;

●	the breach of any covenant or undertaking or failure to provide additional security as required;

●	any untrue or incorrect representation or warranty; and

●	any cross-default.

As of December 31, 2017, we were in compliance with all of our financial and MSC covenants with respect to our loan agreements, and there was no amount available to be drawn down under our existing loan agreements.

As discussed above, our interest rates are calculated at LIBOR plus a margin, and hence we are exposed to movements in LIBOR. In order to hedge our variable interest rate exposure, on January 19, 2018, Seventhone entered into an interest rate cap agreement with its lender for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022.

Major Capital Expenditures

In January 2015, we took delivery of the newbuild Pyxis Epsilon for a total cost of $32.5 million. In May and June 2015, we completed the fifth year special survey dry-dockings for the Northsea Alpha and the Northsea Beta for a cost of $0.4 million for each vessel. In November 2016, we completed the second fifth year special survey dry-docking for the Pyxis Delta for a cost of $0.4 million.

Our next dry-docking is for the Pyxis Theta, scheduled in the third quarter of 2018.

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

Going Concern

We perform on a regular basis cash flow projections to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with significant assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees and general and administrative expenses, and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

We determine cash flow projections by considering the:

●	estimated vessel utilization ranging from 85% to 98%, depending on the vessel type;

●	charter revenues from existing time charters for the fixed fleet days, and an estimated daily time charter equivalent using independent market analysts’ estimates for similar vessels for the unfixed days over the remaining period until the end of the 12-month period, net of our recent historical data on vessel operating expenses, management fees and general and administrative expenses; and

●	estimated cost of scheduled intermediate and special survey dry-dockings.

As of December 31, 2017, we had a working capital deficit of $8.6 million, defined as current assets minus current liabilities. We considered such deficit in conjunction with the future market prospects and potential future financings. As of the filing date of this Annual Report, we believe that we will be in a position to cover our liquidity needs for the next 12-month period and in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements.

Vessel Impairment

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. We record impairment losses only when events occur that cause us to believe that future cash flows for any individual vessel (which is considered a cash generating unit) will be less than its carrying value. The carrying amounts of vessels held and used by us are reviewed accordingly for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In these instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and our eventual disposition is less than the vessel’s carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. As of December 31, 2015, 2016 and 2017, our fleet was independently valued at $140.8 million, $111.1 million and $109.3 million based on the average of appraisals from two internationally recognized maritime brokers.

As of December 31, 2015, we obtained market valuations for all of our vessels from reputable marine appraisers, all of which exceeded the carrying value of the respective vessels, except for the Northsea Alpha and the Northsea Beta, for which the market values were $0.3 million and $0.2 million lower than their carrying values, including any unamortized deferred charges relating to special survey costs, as of December 31, 2015, respectively. In this respect, we performed an impairment analysis to estimate the future undiscounted cash flows for each of these vessels. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of December 31, 2015, and accordingly, no adjustment to the vessels’ carrying values was required.

As of December 31, 2016, we obtained market valuations for all of our vessels from reputable marine appraisers. Based on these valuations, we identified impairment indications for all of our vessels, except for the Pyxis Epsilon. More specifically, the market values of these vessels were, in aggregate, $15.8 million lower than their carrying values, including any unamortized deferred charges relating to special survey costs, as of December 31, 2016. In this respect, we performed an impairment analysis to estimate the future undiscounted cash flows for each of these vessels. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of December 31, 2016, except for the Northsea Alpha and the Northsea Beta for which a total vessel impairment charge of $4.0 million was recorded as of December 31, 2016, of which $3.4 million was charged against vessels, net, and $0.6 million against deferred charges, net.

As of December 31, 2017, we obtained market valuations for all of our vessels from reputable marine appraisers. Based on these valuations, we identified impairment indications for certain of our vessels. More specifically, the market values of these vessels were, in aggregate, $8.3 million lower than their carrying values, including any unamortized deferred charges relating to special survey costs, as of December 31, 2017. In this respect, we performed an impairment analysis to estimate the future undiscounted cash flows for each of these vessels. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of December 31, 2017, and accordingly, no adjustment to the vessels’ carrying values was required.

We determine future undiscounted net operating cash flows for each vessel and compare it to the vessel’s carrying value. The future undiscounted net operating cash flows are determined by considering the:

●	estimated vessel utilization of 98%, or 93% for the years including scheduled off-hire days for planned dry-dockings and vessel surveys;

●	estimated vessel scrap value at $300 per lightweight ton;

●	charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent based on recent market estimates for the first year and the most recent seven year historical average time charter rates, where available, for similar vessels for the unfixed days over the remaining estimated useful life of the vessel, net of our recent historical data on vessel operating expenses; and

●	estimated cost of scheduled intermediate and special survey dry-dockings.

When the estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, we compare the carrying value to the vessel’s fair value. If the fair market value is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value, by recording a charge to operations.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, these assumptions are highly subjective. For example, we determined future undiscounted net operating cash flows, in part, based on the average gross one year time charter equivalent rate for the most recent seven year period (years before that period were high yield periods and thus excluded). This seven year period represents a reasonable amount of time in which a substantial portion of the worldwide product tankers newbuild orderbook was delivered and the global economic conditions gradually improved. Historically, actual freight rates, which have experienced wide spreads between peaks and troughs, industry costs and scrap prices have been volatile, and long-term estimates may differ considerably. There can be no assurance as to how long charter rates and vessel values will remain at their present levels or whether they will change by any significant degree.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2017, while taking into consideration the existing indebtedness of Secondone, Thirdone and Fourthone with the new 5-year secured loan discussed above.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands of U.S. dollars)
Loan agreements - principal (1)	$66,868	$7,440	$15,902	$32,756	$10,770
Interest on loans (2)	$11,983	$3,108	$5,384	$3,406	$85
Promissory note - principal (3)	$5,000	$—	$5,000	$—	$—
Interest on promissory note (3)	$291	$200	$91	$—	$—
Technical management agreements – ITM (4)	$229	$229	$—	$—	$—
Ship management agreements – Maritime (5)	$354	$354	$—	$—	$—
Administrative services – Maritime (6)	$3,563	$1,600	$1,963	$—	$—
Total	$88,288	$12,931	$28,340	$36,162	$10,855

(1)	Secondone and Thirdone, together, Sixthone and Seventhone, together, and Fourthone and Eighthone, independently, entered into loan agreements with banks, for which the vessels they own are mortgaged as collateral. The principal repayments presented in the table above, do not reflect the gain from debt extinguishment of $4.3 million that will be recorded in the first quarter of 2018. Please read “– Liquidity and Capital Resources – Indebtedness” above for more information.
(2)	Assumes scheduled loan principal amortization as described above, based on an average 3-month LIBOR rate of 1.6943% plus the applicable margin over LIBOR for the entire duration of the existing loan agreements. Please read “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Promissory Issued to Maritime Investors” for more information.
(3)	On October 28, 2015, we and Maritime Investors Corp. entered into a promissory note, which as subsequently amended and supplemented, has an outstanding principal balance of $5.0 million payable on June 15, 2019, and bears a fixed interest rate of 4.00% per annum, payable quarterly in cash. Please read “– Liquidity and Capital Resources – Indebtedness” above for more information.
(4)	The technical management agreements with ITM can be cancelled by us for any reason at any time upon three months’ advance notice, but neither party can cancel the agreement, other than for specified reasons, until 18 months after the initial effective date of the ship management agreement. As of December 31, 2017, all such agreements were cancelable upon three months’ advance notice.
(5)	The management agreements for the vessels have an initial term of five years. For the Northsea Alpha, Northsea Beta and Pyxis Delta the base term expired on December 31, 2015, for Pyxis Theta expired on December 31, 2017 and for the Pyxis Epsilon and the Pyxis Malou will expire on December 31, 2018. Following their initial expiration dates, the management agreements will automatically be renewed for consecutive five year periods, or until terminated by either party on three months’ notice.
(6)	Pursuant to our Head Management Agreement, administrative services will be provided at least until March 23, 2020.

G.	Safe Harbor

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

Our directors are divided into three classes and serve the following terms:

Class:	Term:

Class I	Class I directors serve for a term of three years, and are elected by the stockholders at the beginning of each term. The current term for Class I directors extends to our annual meeting of stockholders in 2018.

Class II	Class II directors serve for a term of three years, and are elected by the stockholders at the beginning of each term. The current term for Class II directors extends to our 2019 annual stockholders meeting.

Class III	Class III directors serve for a term of three years, and are elected by the stockholders at the beginning of each term. The current term for Class III directors extends to our 2020 annual stockholders meeting.

The following table sets forth information regarding our executive officers and directors as of the date of this Annual Report. The business address of each of the below-listed directors and officers is c/o Pyxis Tankers Inc., K. Karamanli 59, Maroussi 15125, Athens, Greece.

Name	Age	Position
Eddie Valentis	51	Chairman, Chief Executive Officer and Class I Director
Henry P. Williams	62	Chief Financial Officer and Treasurer
Antonios C. Backos	48	Senior Vice President for Corporate Development, General Counsel and Secretary
Konstantinos Lytras	52	Chief Operating Officer
Robin P. Das	45	Class III Director
Basil G. Mavroleon	70	Class III Director
Aristides J. Pittas	59	Class II Director

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

Henry P. Williams was appointed as our Chief Financial Officer and Treasurer in August 2015. Mr. Williams has over 35 years of commercial, investment and merchant banking experience. From February 2015, he served as a financial consultant to and is employed by Maritime and its affiliates. From March 2014 to January 2015, Mr. Williams was Managing Director, Head of Maritime, Energy Services & Infrastructure (U.S.) investment banking for Canaccord Genuity Inc. From August 2012 to February 2014, Mr. Williams was a Senior Advisor to North Sea Securities LLC, a boutique advisory firm in New York. From November 2010 to June 2012, Mr. Williams was Managing Director, Global Sector Head, Shipping of Nordea Markets in Oslo, Norway and Head of its U.S. Investment Banking division in New York. From 1992 until 2010, Mr. Williams was employed by Oppenheimer & Co. Inc., as Managing Director, Head of Energy & Transportation of its investment banking division. Mr. Williams has an MBA in Finance from New York University Leonard N. Stern School of Business and a BA in Economics and Business Administration from Rollins College.

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

Our non-executive directors receive in aggregate an annual compensation in the amount of $125,000 per year, plus reimbursements for actual expenses incurred while acting in their capacity as a director. We may in the future also grant directors awards under our Pyxis Tankers Inc. 2015 equity incentive plan as compensation. We do not have a retirement plan for our officers or directors. There are no service contracts with our non-executive directors that provide for benefits upon termination of their services as director. Individuals serving as chairs of committees will be entitled to receive additional compensation from us as the board of directors may determine.

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

On October 28, 2015, our board of directors approved the issuance of 33,222 restricted shares of our common stock to certain of our officers. As of December 31, 2015, all such shares had been vested, but were not issued until March 2016. On November 15, 2017, 200,000 restricted shares of our common stock were granted and issued to one of our senior officers, and were vested immediately upon issuance.

C. Board Practices

Our board of directors consists of four directors, three of whom, Robin P. Das, Basil G. Mavroleon and Aristides J. Pittas, have been determined by our board of directors to be independent under the rules of NASDAQ and the rules and regulations of the SEC. Our audit committee consists of three independent, non-executive directors: Robin Das, Basil Mavroleon and Aristides Pittas. We believe that Robin Das qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee, among other things, reviews our external financial reporting, engages our external auditors, and oversees our financial reporting procedures and the adequacy of our internal accounting controls. The nominating and corporate governance committee consists of Basil G. Mavroleon, Aristides J. Pittas and Eddie Valentis. The nominating and corporate governance committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial owners of more than five percent of shares of our common stock, and the beneficial ownership of each of our directors and executive officers and of all of our directors and executive officers as a group as of March 22, 2018. All of our stockholders, including the stockholders listed in this table, are entitled to one vote for each share held.

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

	Shares Beneficially Owned
Identity of person or group (1)	Number	Percentage
Eddie Valentis (Maritime Investors Corp.) (2)	17,002,445	81.4%
Henry P. Williams (3)	211,074	1.0%
Antonios C. Backos (3)	11,074	*
Konstantinos Lytras (3)	11,074	*
Robin P. Das	—	—
Basil G. Mavroleon	—	—
Aristides J. Pittas	—	—
All directors and executive officers as a group (8 person)	17,235,667	82.6%

(1)	Except as otherwise provided herein, each person named herein as a beneficial owner of securities has sole voting and investment power as to such securities and such person’s address is c/o 59 K. Karamanli Street, Maroussi, 15125, Greece.
(2)	Eddie Valentis is a 100% stockholder of Maritime Investors and shares voting and investment power with Maritime Investors of the 17,002,445 shares of our common stock held by it.
(3)	Each of Messrs. Backos, Lytras and Williams received 11,074 restricted shares of our common stock in March 2016 as an award under our EIP. In addition, Mr. Williams also received 200,000 restricted shares of our common stock in November 2017 as an award under our EIP.
*	Less than 1% of our outstanding shares of common stock.

As of March 22, 2018, we had 1,212 shareholders of record, 115 of which were located in the United States and held an aggregate of 3,831,156 shares of our common stock, representing 18% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 3,618,331 shares of our common stock as of March 22, 2018. Accordingly, we believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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

The term of the Head Management Agreement with Maritime commenced on March 23, 2015 and will continue until March 23, 2020. The Head Management Agreement can be terminated by Maritime only for cause or under other limited circumstances, such as upon a sale of us or Maritime or the bankruptcy of either party. The Head Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the termination date. Pursuant to the Head Management Agreement, each of our new subsidiaries that acquires a vessel in the future will enter into a separate management agreement with Maritime with a rate set forth in the Head Management Agreement. Under the Head Management Agreement, we pay Maritime a cost of $1.6 million annually for the services of our executive officers and other administrative services, including use of office space in Maritime’s premises. In return for Maritime’s ship management services, we pay to Maritime for each vessel while in operation, a fee per day of $325, and for each vessel under construction, a fee of $450 plus an additional daily fee, which is dependent on the seniority of the personnel, to cover the cost of the engineers employed to conduct the supervision. The fees payable to Maritime for the administrative and ship management services will be adjusted effective as of every January 1st for inflation in Greece or such other country where it is headquartered. On August 9, 2016, we amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the ship-management fees and the administration fees, which will remain the same as per the previous calendar year. Effective January 1, 2018, the Ship-management Fees and the Administration Fees were increased by 1.12% in line with the average inflation rate in Greece in 2017. In addition, Maritime will receive 1.0% of the purchase price of any sale and purchase transaction from the seller of the vessel, and 1.25% of all chartering, hiring and freight revenue procured by or through it. In the event the agreement is terminated without cause and a change of control (as defined therein) occurred within 12 months after such termination or the agreement is terminated due to a change of control, we will pay Maritime an amount equal to 2.5 times the administrative fee.

The following amounts were charged by Maritime to us during 2015, 2016 and 2017:

	Year Ended December 31,
(In thousands of U.S. dollars)	2015	2016	2017
Charter hire commissions	$321	$316	$368
Ship-management fees	577	631	712
Administration fees	1,245	1,600	1,600
Vessel construction supervision fees	10	—	—
Total	$2,153	$2,547	$2,680

Promissory Note issued to Maritime Investors

On October 28, 2015, we issued a promissory note in the amount of $2.5 million in favor of Maritime Investors in connection with its election to receive a portion of the merger true-up shares in the form of a promissory note. The promissory note also includes amounts due to Maritime Investors for the payment of $0.6 million by Maritime Investors to LookSmart, representing the cash consideration of the merger, and the amounts that allowed us to pay miscellaneous transactional costs. The promissory note had a maturity of January 15, 2017 and an interest rate of 2.75% per annum. On August 9, 2016, we agreed with Maritime Investors to extend the maturity of the promissory note for one year, from January 15, 2017 to January 15, 2018, at the same terms and at no additional cost to us. In addition, on March 7, we agreed with Maritime Investors to further extend the maturity of the promissory note for one additional year, from January 15, 2018 to January 15, 2019, at the same terms and at no additional costs to us. On December 29, 2017, we entered into a third amendment to the promissory note, pursuant to which (i) the outstanding principal balance increased from $2.5 million to $5.0 million, (ii) the maturity date was extended to June 15, 2019, and (iii) the fixed interest rate was increased to 4.00% per annum, payable only in cash. In exchange for entering into the third amendment, we reduced the outstanding balance due to Maritime by $2.5 million.

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

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our shares of common stock were approved for listing on the NASDAQ Capital Market on October 28, 2015 under the symbol “PXS” and the first reported trade on the NASDAQ Capital Market for our shares was in November 2015. The high and low sales prices of shares of our common stock on the NASDAQ Capital Market are presented for the periods listed below.

For the year ended December 31,	High	Low
2015	$4.30	$1.26
2016	$4.27	$0.55
2017	$12.22	$0.90

For the quarter ended	High	Low
March 31, 2016	$2.05	$0.55
June 30, 2016	$4.27	$1.92
September 30, 2016	$3.52	$2.07
December 31, 2016	$4.25	$1.89
March 31, 2017	$3.00	$1.92
June 30, 2017	$2.33	$0.90
September 30, 2017	$2.06	$1.53
December 31, 2017	$12.22	$1.50
March 31, 2018 (1)	$3.88	$1.06

For the months	High	Low
September 2017	$2.06	$1.82
October 2017	$2.03	$1.50
November 2017	$5.25	$1.55
December 2017	$12.22	$1.92
January 2018	$3.88	$1.62
February 2018	$1.77	$1.17
March 2018 (1)	$1.55	$1.06

(1) Through and including March 22, 2018

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

On June 1, 2017, our shares of common stock closed at a price of $0.99 per share. However, the closing price of our shares has remained above $1.00 per share since that date.

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

Our authorized capital stock consists of 450,000,000 shares of common stock, par value $0.001 per share, of which 20,877,893 shares are currently issued and outstanding and 50,000,000 shares of preferred stock, par value $0.001 per share, none of which are outstanding. All of our shares of stock are in registered form. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of The Marshall Islands or by our Articles of Incorporation or Bylaws.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of our common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock are entitled to receive pro-rata the remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions.

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

Directors

Our directors are elected by a plurality of the votes cast at a meeting of stockholders entitled to vote. There is no provision for cumulative voting.

Directors are elected annually on a staggered basis. There are three classes of directors; each class serves a separate term length. Our board of directors has the authority to, in its discretion, fix the amounts which shall be payable to members of the board of directors and to members of any committee for attendance at the meetings of the board of directors or of such committee and for services rendered to us.

Shareholders Meetings

Under our Bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special shareholder meetings may be called at any time by the majority of our board of directors or the chairman of the board. No business may be conducted at the special meeting other than the business brought before the special meeting by the majority of our board of directors or the chairman of the board. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

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

Our articles of incorporation and bylaws include provisions that:

●	allow our board of directors to issue, without further action by the shareholders, up to 50,000,000 shares of undesignated preferred stock;

●	providing for a classified board of directors with staggered, three year terms;

●	prohibiting cumulative voting in the election of directors;

●	prohibiting stockholder action by written consent unless consent is signed by all stockholders entitled to vote on the action;

●	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of two-thirds of the outstanding shares of our common stock cast at an annual meeting of stockholders;

●	require that special meetings of our shareholders be called only by a majority of our board of directors or the chairman of the board; and

●	establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders.

Our articles of incorporation also prohibit us from engaging in any “Business Combination” with any “Interested Shareholder” (as such terms are explained further below) for a period of three years following the date the shareholder became an Interested Shareholder, unless:

●	prior to such time, our board of directors approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;

●	upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

●	at or subsequent to such time, the Business Combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two thirds of the outstanding voting stock that is not owned by the Interested Shareholder; or

●	the shareholder became an Interested Shareholder prior to March 23, 2015.

These restrictions shall not apply if:

●	a shareholder becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Company and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

●	the Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required of a proposed transaction which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of the Board; and (iii) is approved or not opposed by a majority of the members of our board of directors then in office (but not less than one) who were directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

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

(c) a proposed tender or exchange offer for 50% or more of our outstanding voting shares.

Our articles of incorporation define a “Business Combination” to include:

●	any merger or consolidation of the Company or any direct or indirect majority-owned subsidiary of the Company with (i) the Interested Shareholder or any of its affiliates, or (ii) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Shareholder;

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Company, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding shares;

●	any transaction which results in the issuance or transfer by the Company or by any direct or indirect majority-owned subsidiary of the Company of any shares, or any share of such subsidiary, to the Interested Shareholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which securities were outstanding prior to the time that the Interested Shareholder became such; (B) pursuant to a merger with a direct or indirect wholly-owned subsidiary of the Company solely for purposes of forming a holding company; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which security is distributed, pro-rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (D) pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of said shares; or (E) any issuance or transfer of shares by the Company; provided however, that in no case under items (C)-(E) of this subparagraph shall there be an increase in the Interested Shareholder’s proportionate share of the any class or series of shares;

●	any transaction involving the Company or any direct or indirect majority-owned subsidiary of the Company which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, or shares of any such subsidiary, or securities convertible into such shares, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

●	any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Company), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted above) provided by or through the Company or any direct or indirect majority-owned subsidiary.

Our articles of incorporation define an “Interested Shareholder” as any person (other than the Company, Maritime Investors and any direct or indirect majority-owned subsidiary of the Company or Maritime Investors and its affiliates) that:

●	is the owner of 15% or more of our outstanding voting shares; or

●	is an affiliate or associate of the Company and was the owner of 15% or more of the outstanding voting shares of the Company at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder; and the affiliates and associates of such person; provided, however, that the term “Interested Shareholder” shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Company; provided that such person shall be an Interested Shareholder if thereafter such person acquires additional shares of voting shares of the Company, except as a result of further Company action not caused, directly or indirectly, by such person.

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

E. Taxation

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences of an investment in our common stock. The discussion set forth below is based upon the Code, Treasury regulations and judicial and administrative rulings and decisions all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect. In addition, the application and interpretation of certain aspects of the PFIC rules, referred to below, and of new tax legislation enacted in December 2017 (commonly known as the “Tax Cuts and Jobs Act” or “TCJA”) require the issuance of regulations and other guidance which in many instances have not been promulgated or provided and which may have retroactive effect. There can be no assurance that any of these regulations or other guidance will be enacted, promulgated or provided, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the IRS or the courts and prospective investors should note that no rulings have been or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions.

Further, the following summary does not deal with all U.S. federal income tax consequences applicable to any given investor, nor does it address the U.S. federal income tax considerations applicable to categories of investors subject to special taxing rules, such as brokers, expatriates, banks, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, controlled foreign corporations, individual retirement or other tax-deferred accounts, dealers or traders in securities or currencies, traders in securities that elects to use a mark-to-market method of accounting for their securities holdings, partners and partnerships, S corporations, estates and trusts, investors that hold their common stock as part of a hedge, straddle or an integrated or conversion transaction, investors whose “functional currency” is not the U.S. dollar or investors that own, directly or indirectly, 10% or more of our stock by vote or value. Furthermore, the discussion does not address alternative minimum tax consequences or estate or gift tax consequences or any state tax consequences, and is generally limited to investors that hold our common stock as “capital assets” within the meaning of Section 1221 of the Code. Each investor is strongly urged to consult, and depend on, his or her own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to him or her of an investment in our common stock.

THIS DISCUSSION SHOULD NOT BE VIEWED AS TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES, AS WELL AS ANY OTHER TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION, THE EFFECT OF ANY CHANGES IN APPLICABLE TAX LAW, AND YOUR ENTITLEMENT TO BENEFITS UNDER AN APPLICABLE INCOME TAX TREATY.

U.S. Federal Income Taxation of the Company

Operating Income

Unless exempt from U.S. federal income taxation under Section 883 of the Code or under an applicable U.S. income tax treaty, a foreign corporation that earns only shipping income is generally subject to U.S. federal income taxation under one of two alternative tax regimes: (i) the 4% gross basis tax or (ii) the net basis tax and branch profits tax. For this purpose, shipping income includes income from (i) the use of a vessel, (ii) hiring or leasing of a vessel for use on a time, operating or bareboat charter basis or (iii) the performance of services directly related to the use of a vessel (and thus includes spot, time and bareboat charter income). We anticipate that we will earn substantially all our shipping income from the chartering or employment of vessels for use on a spot or time charter basis; we may also, in the future, place one or more of our vessels in pooling arrangements or on bareboat charters.

The U.S.-source portion of shipping income is 50% of the income attributable to voyages that begin or end, but not both begin and end, in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the shipping income attributable to such voyages is subject to the 4% gross basis tax. Although the entire amount of shipping income from voyages that both begin and end in the United States would be U.S. source, we are not permitted by United States law to engage in voyages that both begin and end in the United States and therefore we do not expect to have any U.S.-source shipping income.

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

The Net Basis Tax and Branch Profits Tax

We do not expect to engage in any activities in the United States or otherwise have a fixed place of business in the United States. Nonetheless, if this situation were to change or if we were to be treated as engaged in a U.S. trade or business, all or a portion of our taxable income, including gain from the sale of vessels, could be treated as effectively connected with the conduct of this U.S. trade or business (or “effectively connected income”). Any effectively connected income, net of allowable deductions, would be subject to U.S. federal corporate income tax (with the highest statutory rate beginning with our 2018 taxable year being 21%). In addition, we also may be subject to a 30% “branch profits” tax on earnings effectively connected with the conduct of the U.S. trade or business (as determined after allowance for certain adjustments), and on certain interest paid or deemed paid that is attributable to the conduct of our U.S. trade or business. The 4% gross basis tax described above is inapplicable to income that is treated as effectively connected income. Our U.S.-source shipping income would be considered to be effectively connected income only if we have or are treated as having a fixed place of business in the United States involved in the earning of U.S.-source shipping income and substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation (such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States). Based on our intended mode of shipping operations and other activities, we do not expect to have any effectively connected income. In the absence of exemption from tax under Section 883 of the Code, our gross U.S. source shipping income would be subject to the 4% U.S. federal income tax imposed, described above.

The Section 883 Exemption

The 4% gross basis tax, the net basis tax and the branch profits tax described above are inapplicable to shipping income that qualifies for exemption under Section 883 of the Code (the “Section 883 Exemption”). A foreign corporation will qualify for the Section 883 Exemption if:

●	it is organized in a “qualified foreign country,” which is a country outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an “equivalent exemption”);

●	it satisfies one of the following two ownership tests (discussed in more detail below): (A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders” (the “50% Ownership Test”); or (B) its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States (the “Publicly-Traded Test.”); and

●	it meets certain substantiation, reporting and other requirements (which include the filing of U.S. income tax returns).

We and all of our subsidiaries that earn shipping income are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury recognizes the Republic of the Marshall Islands as a country that grants an equivalent exemption and thus is a qualified foreign country. Therefore, if we and our subsidiaries satisfy the 50% Ownership Test or Publicly-Traded Test for a taxable year, and otherwise comply with applicable substantiation and reporting requirements, we will be exempt from U.S. federal income tax for that taxable year with respect to our U.S.-source shipping income.

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

Notwithstanding the foregoing, the Section 883 Regulations also provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by one or more persons who each own 5% or more of the vote and value of such class of outstanding stock (the “5% Override Rule”).

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares (or “5% shareholders”) the Section 883 Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common shares. The Section 883 Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes. Consistent with the Schedule 13D/A filed with the SEC on January 2, 2018, Mr. Valentis beneficially owned at least 81.4% of our shares of common stock for all of the 2017 taxable year. Thus, we believe that the 5% Override Rule is triggered for the 2017 taxable year.

However, even if the 5% Override Rule is triggered, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% shareholders, qualified shareholders (as defined generally under the Section 883 Regulations and discussed above) own sufficient number of shares to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In this case, Mr. Valentis was the sole 5% shareholder for the 2017 taxable year. Thus, we believe that the 5% Override Rule would be inapplicable.

Based on the foregoing, we intend to take the position that we and our subsidiaries satisfy the 50% Ownership Test for the 2017 taxable year and intend to comply with the substantiation and reporting requirements that are applicable under Section 883 of the Code to claim the Section 883 Exemption. We also believe that we and our subsidiaries would satisfy the Publicly Traded Test for the 2017 taxable year. If in the 2018 or any future taxable year, the ownership of our shares of common stock changes, because, among other things, we can give no assurance that such shareholders are qualified shareholders or that a sufficient number of qualified shareholders will cooperate with us in respect of the applicable substantiation and reporting requirements, there can be no assurance that we will satisfy either the 50% Ownership Test or the Publicly Traded Test, in which case we and our subsidiaries would not qualify for the Section 883 Exemption for that taxable year and would be subject to U.S. federal tax as set forth in the above discussion.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, “U.S. Holder” means a beneficial owner of common stock that is an individual citizen or resident of the United States for U.S. federal income tax purposes, a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust where a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust (or a trust that has made a valid election under Treasury regulations to be treated as a domestic trust). A “Non-U.S. Holder” generally means any owner (or beneficial owner) of common stock that is not a U.S. Holder, other than a partnership. If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding common stock should consult their own tax advisors regarding the tax consequences of an investment in the common stock (including their status as U.S. Holders or Non-U.S. Holders).

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

U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us, except that certain U.S. Holders that are corporations and that directly, indirectly or constructively own 10% or more of our voting power or value may be entitled to a 100% dividends received deduction under certain circumstances. The rules with respect to the dividends received deduction are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances and on whether we are a PFIC, CFC or both, among other things. You should consult your own tax advisor to determine the effect of the dividends received deduction on your ownership of our common stock.

Dividends paid with respect to our common stock generally will be treated as non-U.S. source income and generally will constitute “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal foreign tax credit purposes. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. You should consult your own tax advisor to determine the foreign tax credit implications of owning our common stock, including rules regarding the ability to utilize foreign tax credits against income recognized currently by a U.S. Stockholder under the TCJA.

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

Further, special rules may apply to any “extraordinary dividend”–generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in a common share–paid by us to a U.S. Holder that is a corporation for U.S. federal income tax purposes. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by certain U.S. Holders that are corporations for U.S. federal income tax purposes from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

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

3.8% Tax on Net Investment Income

A U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of, in the case of a U.S. Holder that is an individual, (i) the U.S. Holder’s net investment income for the taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000). A U.S. Holder’s net investment income will generally include distributions we make on the common stock which are treated as dividends for U.S. federal income tax purposes and capital gains from the sale, exchange or other disposition of the common stock. This tax is in addition to any income taxes due on such investment income.

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

Based on our current and projected operations, we do not believe that we (or any of our subsidiaries) were a PFIC in the 2017 taxable year, nor do we expect (or any of our subsidiaries) to become a PFIC with respect to the 2018 or any later taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income that we derive or that are deemed to derive from the spot and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from spot and time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “electing holder”) the electing holder must report for U.S. federal income tax purposes its pro-rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the electing holder, regardless of whether distributions were received from us by the electing holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The electing holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the electing holder’s tax basis in the common shares. An electing holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incur with respect to any taxable year. An electing holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our shares of common stock. A U.S. Holder would make a timely QEF election for our shares of common stock by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2017 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.

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

CFC Status and Significant Tax Consequences

If more than 50% of either the total combined voting power of our stock entitled to vote or the total value of all of our outstanding stock were owned, directly, indirectly or constructively by one or more U.S. Stockholders (i.e., (i) citizens or residents of the United States, (ii) U.S. partnerships or corporations, or (iii) U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively 10% or more of the total combined voting power or value of our shares entitled to vote), the Company and its wholly-owned subsidiaries generally would be treated as CFCs. U.S. Stockholders of a CFC generally are required to include in gross income their pro rata shares of the CFC’s “subpart F income,” investments in “United States property” and, beginning with our 2018 taxable year, “global intangible low-taxed income” (or “GILTI”), each as defined in the Code, of the CFC even if they do not receive actual distributions. Consequently, any U.S. Holders who are also U.S. Stockholders may be required to include in their U.S. federal taxable income their pro rata share of our (or our subsidiaries’) subpart F income, investments in United States property or GILTI, regardless of the amount of cash distributions received. We believe that our time charter income will not be treated as passive rental income, but there can be no assurance that the IRS will accept this position.

In the case where we are a CFC, to the extent that our distributions to a U.S. Holder who is also a U.S. Stockholder are attributable to prior inclusions of subpart F income, investments in United States property or GILTI of such U.S. Holder, such distributions generally are not required to be reported as additional income of such U.S. Holder.

Whether or not we or a subsidiary will be a CFC depends on the identity of our stockholders during each taxable year. As of the date of this Annual Report, we do not believe that we are a CFC.

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

Backup Withholding and Information Reporting

Information reporting to the IRS may be required with respect to payments on our shares of common stock and with respect to proceeds from the sale of the shares of common stock. With respect to Non-U.S. Holders, copies of such information returns reporting may be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of any applicable income tax treaty or exchange of information agreement. A “backup” withholding tax (currently at a 24% rate) may also apply to those payments if a non-corporate holder of the shares of common stock fails to provide certain identifying information (such as the holder’s taxpayer identification number or an attestation to the status of the holder as a Non-U.S. Holder), such holder is notified by the IRS that he or she has failed to report all interest or dividends required to be shown on his or her federal income tax returns or, in certain circumstances, such holder has failed to comply with applicable certification requirements.

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

If a shareholder is a Non-U.S. Holder and sells his or her shares of common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the shareholder certifies that he or she is not a U.S. person, under penalty of perjury, or he or she otherwise establishes an exemption. If our shareholder is a Non-U.S. Holder and sells his or her common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such shareholder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a shareholder outside the United States, if the shareholder sells his or her shares of common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the shareholder is not a U.S. person and certain other conditions are met, or the shareholder otherwise establishes an exemption.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the years ended December 31, 2016 and 2017 by approximately $0.8 million and $0.7 million, respectively, based upon our average debt level during 2016 and 2017.

Foreign Currency Exchange Risk

We generate most of our revenue in U.S. dollars, but a portion of our expenses, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses and in general and administrative expenses. As of December 31, 2016 and 2017, approximately 10% and 9%, respectively, of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

Inflation

We do not consider inflation to be a significant risk to our business in the current environment and foreseeable future.

(b) Qualitative Information about Market Risk

Interest Rate Exposure

Our debt obligations under each of our subsidiaries’ loan agreements bear interest at LIBOR plus a fixed margin. Increasing interest rates could adversely affect our future profitability. Lower interest rates lower the returns on cash investments. We regularly monitors interest rate exposure and will enter into swap arrangements with acceptable financial counterparties to hedge exposure where it is considered economically advantageous to do so. However, there may be certain incremental costs incurred if we enter into such arrangements. In order to hedge our variable interest rate exposure, on January 19, 2018, Seventhone entered into an interest rate cap agreement with one of its lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022.

Operational Risk

We are exposed to operating costs risk arising from various vessel operations. The key areas of operating risk include dry-dock, repair costs, insurance and piracy. Our risk management includes various strategies for technical management of dry-dock and repairs coordinated with a focus on measuring cost and quality. Our relatively young fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. Finally, we have established a set of countermeasures in order to minimize this risk of piracy attacks during voyages, which include hiring third party security to protect the crew and make navigation safer for the vessels.

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

We may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and performs on-going evaluations of these charterers for credit risk. As of December 31, 2017 and March 20, 2018 all of our vessels were employed with different charterers.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The management of Pyxis Tanker Inc., with the participation of the Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2017, has concluded that, as of such date, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management performed an assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2017 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control, Integrated Framework (2013). Based on its assessment, management has determined that our internal control over financial reporting was effective as of December 31, 2017.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), has served as our independent registered public accounting firm for the years ended December 31, 2016 and 2017. Our audit committee was established October 28, 2015. Our accountants billed the following fees to us for professional services (amounts in thousands of U.S. dollars):

(a) Audit Fees

The audit fees for the audit of each of the years ended December 31, 2016 and 2017 were $159 and $190, respectively.

(b) Audit-Related Fees

Audit-related fees charged for the years ended December 31, 2016 and 2017 were $6 and $91, respectively.

(c) Tax Fees

Tax fees charged for the years ended December 31, 2016 and 2017 were $nil and $14, respectively.

(d) All Other Fees

No other fees were charged for the years ended December 31, 2016 and 2017.

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

(f) Audit Work Performed by Other Than Principal Accountant if Greater Than 50%

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares purchased (1)	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Maximum amount in US$ that may yet be expected on share repurchases under programs
August 2017	7,891	1.88	N/A	N/A
September 2017	43,572	1.88	N/A	N/A

(1) Between August and September 2017, Maritime Investors purchased 51,463 shares of our outstanding shares of common stock through Pyxis Holdings Inc., its wholly owned subsidiary, in one or more open market or privately negotiated purchases at times and prices considered to be appropriate using cash on hand. The purchases of the shares were made for investment purposes. In December 2017, all of these shares were sold into the open market.

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

The practices that we follow in lieu of NASDAQ’s corporate governance rules include:

●	instead of obtaining an independent review of related party transactions for conflicts of interests by our audit committee or another independent body of our board of directors, consistent with Marshall Islands law requirements, no transaction between us and one or more of our directors or officers, or between us and any other entity in which one or more of our directors or officers are directors or officers, or have a financial interest, shall be void or voidable for this reason alone or solely because such director or officer is present at or participates in the meeting of our board of directors that authorized the contract or transaction or solely because the vote of such director or officer are counted for such purposes if: (i) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to our board of directors, and our board of directors in good faith authorizes such contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of our board of directors as defined in Section 55 of the BCA, by unanimous vote of our disinterested directors; (ii) the material facts as to the director’s or officer’s relationship or interest and as to such contract or transaction are disclosed and the contract or transaction is specifically approved in good faith by a vote of the stockholders entitled to vote thereon; or (iii) the contract or transaction is fair to us as of the time it is authorized, and is approved or ratified by our board of directors, a committee thereof or our stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of our board of directors or of a committee that authorizes the aforementioned contract or transaction;

●	as a foreign private issuer, we will not be required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we intend to notify our stockholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that stockholders must give us advance notice to properly introduce any business at a meeting of the stockholders and that stockholders may designate in writing a proxy to act on their behalf;

●	in place of a compensation committee and consistent with Marshall Islands law requirements, our entire board of directors, a majority of whom are currently independent, reviews and approves executive compensation and performance awards as well as the policies and procedures to determine such payments;

●	instead of holding regular meetings at which only independent directors are present, our entire board of directors, a majority of whom are currently independent, will hold regular meetings as is consistent with Marshall Islands law;

●	stockholder approval is not required to amend or terminate our equity incentive plan or to establish a new equity incentive plan since Marshall Islands law permits the board of directors to take these actions;

●	as a foreign private issuer, we will not be required to obtain stockholder approval prior to the issuance of securities in connection with an acquisition of the stock or assets of another company; and

●	in lieu of obtaining stockholder approval prior to the issuance of designated securities, we intend to comply with provisions of the BCA and obtain the approval of our board of directors for such share issuances.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Please see Financial Statements beginning on page F-1 of this Annual Report.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

1.1#	Articles of Incorporation of the Company	F-4	333-203598	3.1	April 23, 2015

1.2#	Bylaws of the Company	F-4	333-203598	3.2	April 23, 2015

2.1#	Agreement and Plan of Merger, dated April 23, 2015, by and among Pyxis Tankers Inc., Maritime Technologies Corp., LookSmart, Ltd. and LookSmart Group, Inc.	F-4	333-203598	2.1	April 23, 2015

2.2#	Amendment to Agreement and Plan of Merger, dated as of September 22, 2015, by and among Pyxis Tankers Inc., Maritime Technologies Corp., LookSmart Ltd. and LookSmart Group, Inc.	20-F	001-37611	2.2	March 23, 2016

2.3#	Form of Lock-Up Agreement	F-4	333-203598	10.1	April 23, 2015

2.4#	Specimen Stock Certificate of Pyxis Tankers Inc.	F-4	333-203598	4.2	September 28, 2015

3.1#	Voting Agreement between LookSmart, Ltd, Pyxis Tankers Inc. and Michael Onghai	F-4	333-203598	10.2	August 6, 2015

4.1#	Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	F-4	333-203598	10.3	September 4, 2015

4.1.1#	First Amendment dated August 9, 2016, to the Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	20-F	001-37611	4.1.1	March 28, 2017

4.2#	Form of Ship Management Agreement with International Tanker Management Ltd.	F-4	333-203598	10.4	September 4, 2015

4.3#	Form of Commercial Ship Management Agreement with North Sea Tankers BV	F-4	333-203598	10.5	September 4, 2015

4.4#	Loan Agreement, dated as of September 26, 2007, by and between Secondone Corp. and Thirdone Corp., as borrowers, and Deutsche Schiffsbank Aktiengesellschaft, as lender	F-4	333-203598	10.6	August 6, 2015

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

4.4.1#	Supplemental Agreement relating to a term loan facility dated September 26, 2007, dated as of May 28, 2010, by and between Secondone Corp. and Thirdone Corp., as joint and several borrowers, and Deutsche Schiffsbank Aktiengesellschaft, as lender	20-F	001-37611	4.4.1	March 23, 2016

4.4.2#	Supplemental Agreement in relation to a Loan Agreement dated September 26, 2007, dated as of December 1, 2010, by and between Secondone Corp. and Thirdone Corp., as joint and several borrowers, and Deutsche Schiffsbank Aktiengesellschaft, as lender	20-F	001-37611	4.4.2	March 23, 2016

4.4.3#	Supplemental Agreement in relation to a Loan Agreement dated September 26, 2007, dated as of October 23, 2015, by and between Secondone Corp. and Thirdone Corp., as joint and several borrowers, and Commerzbank Aktiengesellschaft, as lender	20-F	001-37611	4.4.3	March 23, 2016

4.4.4#	Guarantee relating to a Loan Agreement dated September 26, 2007, dated as of October 23, 2015, by and between Pyxis Tankers Inc., as guarantor, and Commerzbank Aktiengesellschaft, as lender	20-F	001-37611	4.4.4	March 23, 2016

4.5#	Loan Agreement, dated as of December 12, 2008, between Fourthone Corp., as borrower, and Deutsche Schiffsbank Aktiengesellschaft, as lender	F-4	333-203598	10.7	August 6, 2015

4.5.1#	Supplemental Agreement in relation to a Loan Agreement dated December 12, 2008, dated as of October 23, 2015, by and between Fourthone Corp., as borrower, and Commerzbank Aktiengesellschaft, as lender	20-F	001-37611	4.5.1	March 23, 2016

4.5.2#	Guarantee related to a Loan Agreement dated December 12, 2008, dated as of October 23, 2015, by and between Pyxis Tankers Inc., as guarantor, and Commerzbank Aktiengesellschaft, as lender	20-F	001-37611	4.5.2	March 23, 2016

4.6#	Loan Agreement, dated October 12, 2012, by and among Sixthone Corp. and Seventhone Corp., as borrowers, the banks and financial institutions listed therein, as lenders, and HSH Nordbank AG, as agent	F-4	333-203598	10.8	August 6, 2015

4.6.1#	Supplemental Agreement to the Loan Agreement dated October 12, 2012, dated February 13, 2013, by and among Sixthone Corp. and Seventhone Corp., the lenders and HSH Nordbank AG, as agent	F-4	333-203598	10.9	August 6, 2015

4.6.2#	Second Supplemental Agreement to the Loan Agreement dated October 12, 2012, dated October 23, 2015, by and among Sixthone Corp. and Seventhone Corp., the lenders, and HSH Nordbank AG, as agent	20-F	001-37611	4.6.2	March 23, 2016

4.6.3#	Guarantee relating to a Loan Agreement dated October 12, 2012, dated as of October 26, 2015, by and between Pyxis Tankers Inc., as guarantor, and HSH Nordbank AG, as security trustee	20-F	001-37611	4.6.3	March 23, 2016

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

4.6.4#	Third Supplemental Agreement to the Loan Agreement dated October 12, 2012, dated September 29, 2016, by and among Sixthone Corp. and Seventhone Corp., the lenders, and HSH Nordbank AG, as agent	20-F	001-37611	4.6.4	March 28, 2017

4.6.5#	Fourth Supplemental Agreement to the Loan Agreement dated October 12, 2012, dated June 6, 2017, by and among Sixthone Corp. and Seventhone Corp., the lenders, and HSH Nordbank AG, as agent	F-1/A	333-217498	10.20	June 6, 2017

4.7#	Facility Agreement for a $21,000,000 Term Loan Facility, dated January 12, 2015, by and among Eighthone Corp., as borrower, and DVB Bank SE, as lender and as agent and security trustee	F-4	333-203598	10.10	August 6, 2015

4.7.1#	Supplemental Agreement in relation to a Loan Agreement dated January 12, 2015, dated October 23, 2015, by and among Eighthone Corp., DVB Bank SE, as lender and DVB Bank SE, as agent and security trustee	20-F	001-37611	4.7.1	March 23, 2016

4.7.2#	Corporate Guarantee, dated as of October 26, 2015, by and between Pyxis Tankers Inc., as guarantor, and DVB Bank SE, as security trustee	20-F	001-37611	4.7.2	March 23, 2016

4.7.3#	Pledge over Shares in Eighthone Corp., dated as of October 26, 2015, by and between Pyxis Tankers Inc. and DVB Bank SE, as security trustee	20-F	001-37611	4.7.3	March 23, 2016

4.8*	Facility Agreement dated February 23, 2018, by and among Secondone Corp., Thirdone Corp. and Fourthone Corp., as borrowers, and Amsterdam Trade Bank N.V. as arranger, facility agent and security agent

4.9#	Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of April 23, 2015	F-4	333-203598	10.11	August 6, 2015

4.10#	Pledge Agreement, dated as of April 23, 2015, by and among Michael Onghai, LookSmart Group Inc. and Pyxis Tankers Inc.	20-F	001-37611	4.9	March 23, 2016

4.11#	Form of 2015 Equity Incentive Plan	F-4	333-203598	10.12	September 4, 2015

4.12#	Form of Indemnification Agreement	F-4	333-203598	10.13	September 4, 2015

4.13#	Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015	20-F	001-37611	4.12	March 23, 2016

4.13.1#	First Amendment dated August 9, 2016, to the Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015	20-F	001-37611	4.12.1	March 28, 2017

4.13.2#	Second Amendment dated March 7, 2017, to the Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015	20-F	001-37611	4.12.2	March 28, 2017

4.13.3#	Third Amendment dated December 29, 2017, to the Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015	SC 13D/A	005-89171	1	January 2, 2018

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

4.14#	Stock Purchase Agreement, effective as of June 13, 2017, by and between Pyxis Tankers Inc. and Pyxis Holdings Inc.	F-3	333-222160	10.32	December 19, 2017

4.15#	Securities Purchase Agreement, dated December 6, 2017, among Pyxis Tankers Inc. and the purchaser identified on the signature pages thereto	6-K	001-37611	10.1	December 8, 2017

4.16#	Registration Rights Agreement, dated December 6, 2017, among Pyxis Tankers Inc. and the purchasers identified on the signature pages thereto	6-K	001-37611	10.3	December 8, 2017

8.1*	List of Subsidiaries

12.1*	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)

15.2*	Consent of Drewry Shipping Consultants Ltd.

101*

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as at December 31, 2016 and 2017;

(ii) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2015, 2016 and 2017;

(iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2015, 2016 and 2017;

(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017; and

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

Date: March 23, 2018

PYXIS TANKERS INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Pyxis Tankers Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pyxis Tankers Inc. (the Company) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income/(loss), stockholders equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2015.

Athens, Greece

March 23, 2018

PYXIS TANKERS INC.

Consolidated Balance Sheets

As at December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Notes	2016	2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$783	$1,693
Restricted cash, current portion		143	141
Inventories	4	1,173	1,016
Trade accounts receivable, net		1,681	703
Prepayments and other assets		404	342
Total current assets		4,184	3,895

FIXED ASSETS, NET:
Vessels, net	5, 10	121,341	115,774
Total fixed assets, net		121,341	115,774

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion		4,857	4,859
Deferred charges, net	6	358	285
Total other non-current assets		5,215	5,144
Total assets		$130,740	$124,813

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current	7	$6,813	$7,304
Trade accounts payable		3,115	2,293
Due to related parties	3	1,953	2,125
Hire collected in advance		415	—
Accrued and other liabilities		574	809
Total current liabilities		12,870	12,531

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	7	66,617	59,126
Promissory note	3	2,500	5,000
Total non-current liabilities		69,117	64,126

COMMITMENTS AND CONTINGENCIES	11	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	8	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 18,277,893 and 20,877,893 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	8	18	21
Additional paid-in capital	8	70,123	74,766
Accumulated deficit		(21,388)	(26,631)
Total stockholders’ equity		48,753	48,156
Total liabilities and stockholders’ equity		$130,740	$124,813

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Consolidated Statements of Comprehensive Income / (Loss)

For the years ended December 31, 2015, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Notes	2015	2016	2017
Voyage revenues		$33,170	$30,710	$29,826

Expenses:
Voyage related costs and commissions	3	(4,725)	(6,611)	(8,710)
Vessel operating expenses		(13,188)	(12,871)	(12,761)
General and administrative expenses	3, 8	(1,773)	(2,574)	(3,188)
Management fees, related parties	3	(577)	(631)	(712)
Management fees, other		(1,061)	(1,024)	(930)
Amortization of special survey costs	6	(174)	(236)	(73)
Depreciation	5	(5,710)	(5,768)	(5,567)
Vessel impairment charge	5, 10	—	(3,998)	—
Bad debt provisions		—	—	(231)
Operating income / (loss)		5,962	(3,003)	(2,346)

Other income / (expenses):
Other income		74	—	—
Interest and finance costs, net	3, 12	(2,531)	(2,810)	(2,897)
Total other expenses, net		(2,457)	(2,810)	(2,897)

Net income / (loss)		$3,505	$(5,813)	$(5,243)

Earnings / (loss) per common share, basic and diluted	9	$0.19	$(0.32)	$(0.28)

Weighted average number of shares, basic	9	18,244,671	18,277,893	18,461,455

Weighted average number of shares, diluted	9	18,277,893	18,277,893	18,461,455

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2015, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Common Stock		Additional paid-in	Accumulated	Total Stockholders’
	# of Shares	Par value	capital	Deficit	Equity
BALANCE, January 1, 2015	—	$—	$72,981	$(19,080)	$53,901
Issuance of common stock	18,244,671	18	(8)	—	10
Net income	—	—	—	3,505	3,505
Expenses for Merger	—	—	(1,745)	—	(1,745)
Stock compensation	—	—	143	—	143
Paid-in capital re-imbursement	—	—	(1,248)	—	(1,248)
BALANCE, December 31, 2015	18,244,671	$18	$70,123	$(15,575)	$54,566
Issuance of common stock - EIP	33,222	—	—	—	—
Net loss	—	—	—	(5,813)	(5,813)
BALANCE, December 31, 2016	18,277,893	$18	$70,123	$(21,388)	$48,753
Issuance of common stock	2,400,000	3	4,288	—	4,291
Issuance of common stock - EIP	200,000	—	—	—	—
Stock compensation	—	—	355	—	355
Net loss	—	—	—	(5,243)	(5,243)
BALANCE, December 31, 2017	20,877,893	$21	$74,766	$(26,631)	$48,156

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2016 and 2017

(Expressed in thousands of U.S. dollars)

	2015	2016	2017
Cash flows from operating activities:
Net income / (loss)	$3,505	$(5,813)	$(5,243)
Adjustments to reconcile net income / (loss) to net cash from operating activities:
Depreciation	5,710	5,768	5,567
Amortization of special survey costs	174	236	73
Amortization of financing costs	173	164	153
Vessel impairment charge	—	3,998	—
Stock compensation	143	—	355
Bad debt provisions	—	—	231
Changes in assets and liabilities:
Inventories	321	(590)	157
Trade accounts receivable, net	748	(1,226)	747
Prepayments and other assets	(107)	321	62
Special surveys cost	(888)	(364)	—
Trade accounts payable	532	2,012	(858)
Due to related parties	(10)	1,832	2,672
Hire collected in advance	1,650	(1,714)	(415)
Accrued and other liabilities	415	(178)	176
Net cash provided by operating activities	$12,366	$4,446	$3,677

Cash flows from investing activities:
Advances for vessel acquisition	(18,766)	—	—
Net cash used in investing activities	$(18,766)	$—	$—

Cash flows from financing activities:
Proceeds from long-term debt	21,000	—	—
Repayment of long-term debt	(6,863)	(7,263)	(6,963)
Issuance of promissory note	2,500	—	—
Proceeds from issuance of common stock	10	—	4,800
Common stock offering costs	—	—	(414)
Change in restricted cash	(3,500)	(500)	—
Paid-in capital re-imbursement	(1,248)	—	—
Payment of financing costs	(279)	(22)	(190)
Expenses for Merger	(1,745)	—	—
Net cash provided by / (used in) financing activities	$9,875	$(7,785)	$(2,767)

Net increase / (decrease) in cash and cash equivalents	3,475	(3,339)	910

Cash and cash equivalents at beginning of the period	647	4,122	783

Cash and cash equivalents at end of the period	$4,122	$783	$1,693

SUPPLEMENTAL INFORMATION:
Cash paid for interest, net of amounts capitalized	2,191	2,779	2,549
Non-cash financing activities – increase in promissory note	—	—	2,500

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

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

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Pyxis and its wholly-owned subsidiaries (collectively the “Company”) as discussed below, as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017.

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

Prior to the Merger, on October 26, 2015, Holdings and Maritime Investors transferred all of their shares in the Vessel-owning companies to Pyxis as a contribution in kind, at no consideration. Since there was no change in ultimate ownership or control of the business of the Vessel-owning companies, the transaction constituted a reorganization of companies under common control and has been accounted for in a manner similar to a pooling of interests. Accordingly, upon the transfer of the assets and liabilities of the Vessel-owning companies, the financial statements of the Company are presented using combined historical carrying amounts of the assets and liabilities of the Vessel-owning companies and present the consolidated financial position and results of operations, as if Pyxis and its wholly-owned companies were consolidated for all periods presented.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

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

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM continues by its terms until it is terminated by either party. The ship-management agreements can be cancelled by the Company for any reason at any time upon three months’ advance notice, but neither party can cancel the agreements, other than for specified reasons, until 18 months after the initial effective date of the ship-management agreement.

In September 2010, Secondone and Thirdone entered into commercial management agreements with NORTH SEA TANKERS BV (“NST”), an unrelated company established in the Netherlands. Pursuant to these agreements, NST provided chartering services to Northsea Alpha and Northsea Beta. On March 16, 2016 and on June 28, 2016, the Company sent notices of termination of the commercial management agreements between NST and Thirdone and Secondone, respectively. In June and November 2016, Maritime assumed full commercial management of the Northsea Beta and the Northsea Alpha, respectively.

As of December 31, 2017, Mr. Valentis beneficially owned approximately 81.4% of the Company’s common stock.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

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

Pyxis, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation” a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Pyxis consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. Pyxis evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2017, no such interest existed.

(b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

(c) Comprehensive Income / (Loss): The Company follows the provisions of ASC 220 “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Company had no transactions which affect comprehensive income / (loss) during the years ended December 31, 2015, 2016 and 2017 and, accordingly, comprehensive income / (loss) was equal to net income / (loss).

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar as the Company’s vessels operate in international shipping markets and, therefore, primarily transact business in U.S. dollars. The Company’s accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Resulting gains or losses are included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income / (loss). All amounts in the financial statements are presented in thousand U.S. dollars rounded at the nearest thousand.

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

(j) Inventories: Inventories consist of lubricants and bunkers (where applicable) on board the vessels, which are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out (“FIFO”) method.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

(k) Trade Accounts Receivable, Net: The amount shown as receivables, at each balance sheet date, includes trade accounts receivable from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for overdue accounts receivable. The allowance for doubtful accounts at December 31, 2016 and 2017, was $100 and $96, respectively.

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

(m) Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred in connection with the acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage, as well as professional fees directly associated with the vessel acquisition). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are expensed as incurred.

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessels’ remaining estimated economic useful life, after considering the estimated residual value. A vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate of $0.300 per ton. The Company estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. In the event that future regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life will be adjusted at the date such regulations are adopted.

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

To the extent impairment indicators are present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed days and an estimated daily time charter rate for the unfixed days (based on recent market estimates for the first year and the most recent seven year historical average rates, where available thereafter, over the remaining estimated useful life of the vessels), expected outflows for vessels’ operating expenses, planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, pursuant to the Company’s existing group management agreement, and fleet utilization of 98.0%, or 93.0% for the years including scheduled off-hire days for planned dry-dockings and vessel surveys, based on historical experience. The residual value used in the impairment test is estimated to be approximately $0.300 per lightweight ton in accordance with the vessels’ depreciation policy.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

(n) Impairment of Long Lived Assets – Continued:

As of December 31, 2016, the Company obtained market valuations for all its vessels from reputable marine appraisers. Based on these valuations, the Company identified impairment indications for all of its vessels, except for the Pyxis Epsilon. More specifically, the market values of these vessels were, in aggregate, $15,751 lower than their carrying values, including any unamortized deferred charges relating to special survey costs, as of December 31, 2016. In this respect, the Company performed an impairment analysis to estimate the future undiscounted cash flows for each of these vessels. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of December 31, 2016, except for the Northsea Alpha and the Northsea Beta for which a total Vessel impairment charge of $3,998 was recorded as of December 31, 2016, of which $3,392 was charged against Vessels, net and $606 against Deferred charges, net (Notes 5, 6 and 10).

As of December 31, 2017, the Company obtained market valuations for all its vessels from reputable marine appraisers. Based on these valuations, the Company identified impairment indications for certain of its vessels. More specifically, the market values of these vessels were, in aggregate, $8,299 lower than their carrying values, including any unamortized deferred charges relating to special survey costs, as of December 31, 2017. In this respect, the Company performed an impairment analysis to estimate the future undiscounted cash flows for each of these vessels. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of December 31, 2017 and, accordingly, no adjustment to the vessels’ carrying values was required.

(o) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred at the yard and parts used in the dry-docking or special survey, are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the shipyard and costs incurred in the dry-docking or special survey. If a dry-dock or a survey is performed prior to the scheduled date, any remaining unamortized balances of the previous dry-dock and survey are immediately written off. Unamortized dry-dock and survey balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

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

(q) Revenue and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. The vessels are chartered using primarily either spot charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each spot or time charter. Revenues from time charter agreements providing for varying daily rates are accounted for as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is not recognized until a charter has been agreed, even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the spot charter and is recognized ratably as earned during the related spot charter’s duration period. Hire collected in advance includes cash received prior to the balance sheet date and is related to revenue earned after such date.

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

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

(q) Revenue and Related Expenses – Continued:

Revenues for the years ended December 31, 2015, 2016 and 2017, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

Charterer	2015	2016	2017
A	18%	—	15%
B	17%	12%	—
C	17%	20%	16%
D	—	14%	—
E	—	10%	—
F	—	—	18%
	52%	56%	49%

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

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

(v) Going Concern: The Company performs on a regular basis cash flow projections to evaluate whether it will be in a position to cover its liquidity needs for the next 12-month period and in compliance with the financial and security collateral cover ratio covenants under its existing debt agreements. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with significant assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, the Company’s management fees and general and administrative expenses, and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

As of December 31, 2017, the Company had a working capital deficit of $8,636, defined as current assets minus current liabilities. As of the filing date of the consolidated financial statements, the Company believes that it will be in a position to cover its liquidity needs for the next 12-month period through cash generated from operations and will be in compliance with the financial and security collateral cover ratio covenants under its existing debt agreements as discussed in Note 7.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

(w) New accounting pronouncements are discussed below – Continued:

i) Revenue from Contracts with Customers – Continued: The Company expects that the adoption of ASU 2014-09 may result in a change in the method of recognizing revenue from spot charters, whereby the Company’s method of determining proportional performance will change from discharge-to-discharge (assuming a new charter has been agreed before the completion of the previous spot charter) to load-to-discharge. This will result in no revenue being recognized from discharge of the prior spot charter to loading of the current spot charter and all revenue being recognized from loading of the current spot charter to discharge of the current spot charter. This change will result in revenue being recognized later in the voyage, which may cause additional volatility in revenue and earnings between periods. The Company will adopt the standard as of January 1, 2018 and is expecting that the adoption will not have a material effect on its consolidated financial statements, other than additional revenue disclosures in the notes to the consolidated financial statements, for the vessels employed under time charter agreements, since in these cases revenue is accounted under the lease standard. As of December 31, 2017, there were no vessels employed under voyage charters and in this respect, there will be no effect in revenue recognition as of that date.

ii) Leases: In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) which provides new guidance related to accounting for leases and supersedes existing U.S. GAAP on lease accounting. The ASU will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases, unless the lease is a short term lease. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Company is in the process of assessing the impact of the new standard on the Company’s consolidated financial position and performance.

iii) Classification of Certain Cash Payments and Cash Receipts: In August 2016, the FASB issued the ASU 2016-15 – classification of certain cash payments and cash receipts. This ASU addresses certain cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. It must be applied retrospectively to all periods presented but may be applied prospectively from the earliest date practicable, if retrospective application would be impracticable. The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.

iv) Restricted Cash: In November 2016 the FASB issued the ASU 2016-18 – Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The implementation of this update affects disclosures only and has no impact on the Company’s consolidated balance sheet and consolidated statement of comprehensive income / (loss). The Company has not elected early adoption.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

(w) New accounting pronouncements are discussed below – Continued:

(v) Business Combinations: In January 2017, FASB issued the ASU 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. As there are no ongoing or planned business combinations, the Company expects that the implication of this update will not have any material impact on its consolidated financial position and performance.

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

The management agreements for the vessels have an initial term of five years. For the Northsea Alpha, Northsea Beta and Pyxis Delta the base term expired on December 31, 2015, for Pyxis Theta it expired on December 31, 2017 and for the Pyxis Epsilon and the Pyxis Malou it will expire on December 31, 2018. Following their initial expiration dates, the management agreements will automatically be renewed for consecutive five year periods, or until terminated by either party on three months’ notice.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

3. Transactions with Related Parties – Continued:

The Ship-management Fees and the Administration Fees will be adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year. On August 9, 2016, the Company amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-management Fees and the Administration Fees, which will remain, for the particular calendar year, as per the previous calendar year. Effective January 1, 2018, the Ship-management Fees and the Administration Fees were increased by 1.12% in line with the average inflation rate in Greece in 2017.

The following amounts charged by Maritime are included in the accompanying consolidated statements of comprehensive income / (loss):

	Year Ended December 31,
	2015	2016	2017
Included in Voyage related costs and commissions
Charter hire commissions	$321	$316	$368

Included in Management fees, related parties
Ship-management Fees	577	631	712

Included in General and administrative expenses
Administration Fees	1,245	1,600	1,600

Total	$2,143	$2,547	$2,680

On April 23, 2015, the Company issued a promissory note amounting to $625 in favor of Maritime Investors. The promissory note was issued in return for the payment of $600 by Maritime Investors to LS on behalf of the Company, representing the cash consideration of the Merger. The remaining balance of the promissory note covered miscellaneous transaction costs. On October 28, 2015, the Company and Maritime Investors agreed to replace the existing promissory note of $625 with a new one of $2,500, payable on January 15, 2017. The additional amount of $1,875 was provided in lieu of additional, newly issued, fully paid and non-assessable shares of Pyxis common stock, in accordance with the terms of the amended Agreement and Plan of Merger (Note 1). The promissory note dated October 28, 2015, bore an interest rate of 2.75% per annum payable quarterly in arrears in cash or additional shares of the Company, at a price per share based on a five day volume weighted average price, at the Company’s discretion. On each of August 9, 2016, and March 7, 2017, the Company agreed with Maritime Investors to extend the maturity of the promissory note, at same terms and at no additional cost to the Company. The maturity of the promissory note, as amended, was January 2019. On December 29, 2017, the Company entered into a third amendment to the promissory note, pursuant to which (i) the outstanding principal balance increased from $2,500 to $5,000, (ii) the maturity date was extended to June 15, 2019, and (iii) the fixed interest rate was increased to 4.00% per annum, payable only in cash. In exchange for entering into the third amendment, the Company reduced the outstanding balance due to Maritime by $2,500. As of December 31, 2016 and 2017, the amounts of $2,500 and $5,000, respectively, are separately reflected in the consolidated balance sheet under non-current liabilities.

Interest charged for the period from the replacement date of the promissory note until December 31, 2015 and for the years ended December 31, 2016 and 2017, amounted to $12, $69 and $70, respectively, and is included in Interest and finance costs, net, in the accompanying consolidated statement of comprehensive income / (loss).

As of December 31, 2016 and 2017, the balances due to Maritime were $1,953 and $2,125, respectively and are included in Due to related parties in the accompanying consolidated balance sheets. The amount due to Maritime as of December 31, 2016, includes $300 placed in escrow by Maritime on behalf of Sixthone, relating to a dispute with one of the Company’s charterers, as discussed in Note 11. The balance with Maritime is interest free and with no specific repayment terms.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

4. Inventories:

The amounts in the accompanying consolidated balance sheets as at December 31, 2016 and 2017, are analyzed as follows:

	2016	2017
Lubricants	$479	$404
Bunkers	694	612
Total	$1,173	$1,016

5. Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance January 1, 2015	$115,295	$(11,578)	$103,717
Depreciation	—	(5,710)	(5,710)
Transfer from advances for vessel acquisition	32,494	—	32,494
Balance December 31, 2015	147,789	(17,288)	130,501
Depreciation	—	(5,768)	(5,768)
Vessel impairment charge	(9,729)	6,337	(3,392)
Balance December 31, 2016	138,060	(16,719)	121,341
Depreciation	—	(5,567)	(5,567)
Balance December 31, 2017	$138,060	$(22,286)	$115,774

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

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

6. Deferred Charges, net:

The movement in Deferred charges, net in the accompanying consolidated balance sheets are as follows:

Special Survey
Costs
Balance, January 1, 2015	$122
Additions	888
Amortization	(174)
Balance, December 31, 2015	836
Additions	364
Amortization	(236)
Impairment charge	(606)
Balance, December 31, 2016	358
Amortization	(73)
Balance, December 31, 2017	$285

The amortization of the special survey costs is separately reflected in the accompanying consolidated statements of comprehensive income / (loss).

The impairment charge of $606 relates to the impairments of the Northsea Alpha and the Northsea Beta as of December 31, 2016, discussed in Notes 2 and 10.

7. Long-term Debt:

The amounts shown in the accompanying consolidated balance sheets at December 31, 2016 and 2017, are analyzed as follows:

Vessel (Borrower)	2016	2017
(a) Northsea Alpha (Secondone)	$4,808	$4,348
(a) Northsea Beta (Thirdone)	4,808	4,348
(b) Pyxis Malou (Fourthone)	20,350	18,210
(c) Pyxis Delta (Sixthone)	8,437	7,087
(c) Pyxis Theta (Seventhone)	17,228	15,975
(d) Pyxis Epsilon (Eighthone)	18,200	16,900
Total	$73,831	$66,868

Current portion	$6,963	$7,440
Less: Current portion of deferred financing costs	(150)	(136)
Current portion of long-term debt, net of deferred financing costs, current	$6,813	$7,304

Long-term portion	$66,868	$59,428
Less: Non-current portion of deferred financing costs	(251)	(302)
Long-term debt, net of current portion and deferred financing costs, non-current	$66,617	$59,126

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

7. Long-term Debt – Continued:

(a)	On September 26, 2007, Secondone and Thirdone jointly entered into a loan agreement with a financial institution for an amount of up to $24,560, in order to partly finance the acquisition cost of the vessels Northsea Alpha and Northsea Beta.

Each of Secondone’s and Thirdone’s outstanding loan balance at December 31, 2017, amounting to $4,348, was repayable in five semiannual installments of $230 each, the first falling due in May 2018 and the last installment accompanied by a balloon payment of $3,198 falling due in May 2020.

The main terms and conditions of the loan agreement dated September 26, 2007, as subsequently amended, were as follows:

●	In addition to a first priority mortgage over the Northsea Alpha and the Northsea Beta, the loan was secured by a second priority mortgage over the Pyxis Malou.

●	The loan bore interest at LIBOR, plus a margin of 1.75% per annum.

Covenants:

●	The Company undertook to maintain on each of March 31, June 30, September 30 and December 31 of each year, minimum cash deposits at the higher of $5,000 or $750 per vessel in its fleet, of which $2,500 would be freely available and unencumbered cash under deposit by the Company. At any time that the number of vessels in the fleet exceeded ten, the minimum cash requirement would be reduced to an amount of $500, for each vessel in the fleet that exceeded ten.

●	The minimum security collateral cover (“MSC”) was to be at least 133% of the respective outstanding loan balance.

On February 28, 2018, Secondone’s and Thirdone’s outstanding loan balances as of December 31, 2017, were settled through the refinancing discussed below.

(b)	Based on a loan agreement concluded on December 12, 2008, Fourthone borrowed $41,600 in February 2009 in order to partly finance the acquisition cost of the Pyxis Malou.

The outstanding balance of the loan at December 31, 2017 of $18,210, was repayable in five semiannual installments of $1,070 each, the first falling due in February 2018, plus a balloon payment of $12,860 falling due in May 2020.

The main terms and conditions of the loan agreement dated December 12, 2008, as subsequently amended, were as follows:

●	In addition to a first priority mortgage over the Pyxis Malou, the loan was secured by a second priority mortgage over the Northsea Alpha and the Northsea Beta.

●	The loan bore interest at LIBOR, plus a margin of 1.75% per annum.

Covenants:

●	The Company undertook to maintain on each of March 31, June 30, September 30 and December 31 of each year, minimum cash deposits at the higher of $5,000 or $750 per vessel in its fleet, of which $2,500 would be freely available and unencumbered cash under deposit by the Company. At any time that the number of vessels in the fleet exceeded ten, the minimum cash requirement would be reduced to an amount of $500, for each vessel in the fleet that exceeded ten.

●	MSC was to be at least 125% of the respective outstanding loan balance.

On February 28, 2018, Fourthone’s outstanding loan balance as of December 31, 2017, was settled through the refinancing discussed below.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

7. Long-term Debt – Continued:

(c)	On October 12, 2012, Sixthone and Seventhone concluded as joint and several borrowers a loan agreement with a financial institution in order to partly finance the acquisition and construction cost of the Pyxis Delta and the Pyxis Theta, respectively. In February 2013, Sixthone drew down an amount of $13,500, while in September 2013, Seventhone drew down an amount of $21,300 (“Tranche A” and “Tranche B”, respectively). On September 29, 2016, the Company agreed with the lender of Sixthone to extend the maturity of Tranche A from May 2017 to September 2018, under the same amortization schedule and applicable margin. In addition, on June 6, 2017, the lender of Sixthone and Seventhone agreed to further extend the maturity of its respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization schedule.

Following the supplemental agreement dated June 6, 2017, the outstanding balance of the loan under Tranche A at December 31, 2017, of $7,087, is repayable in 20 quarterly installments of $338 each, the first falling due in February 2018, and the last installment accompanied by a balloon payment of $327 falling due in September 2022. In addition, the outstanding balance of the loan under Tranche B at December 31, 2017, of $15,975, is repayable in 19 quarterly installments of $313 each, the first falling due in March 2018, and the last installment accompanied by a balloon payment of $10,028 falling due in September 2022.

The main terms and conditions of the loan agreement dated October 12, 2012, as subsequently amended, are as follows:

●	The loan bears interest at LIBOR, plus a margin of 3.35% per annum.

Covenants:

●	The Company undertakes to maintain minimum deposits with the bank of $1,000 at all times, plus an additional liquidity amount of $200 until September 10, 2018.

●	The ratio of the Company’s total liabilities to market value adjusted total assets is not to exceed 65%. This requirement is only applicable in order to assess whether the two Vessel-owning companies are entitled to distribute dividends to Pyxis. As of December 31, 2016, the relevant ratio was 68%, or 3% higher than the required threshold. As of December 31, 2017, the requirement was met as such ratio was marginally lower than 65%, and therefore, Sixthone and Seventhone are permitted to make dividend distributions to Pyxis.

●	MSC is to be at least 130% of the respective outstanding loan balance.

(d)	Based on a loan agreement concluded on January 12, 2015, Eighthone borrowed $21,000 on the same date in order to partly finance the construction cost of the Pyxis Epsilon.

The outstanding balance of the loan at December 31, 2017, of $16,900, is repayable in 17 quarterly installments of $300 each, the first falling due in January 2018, and the last installment accompanied by a balloon payment of $11,800 falling due in January 2022.

The main terms and conditions of the loan agreement dated January 12, 2015, as subsequently amended, are as follows:

●	The loan bears interest at LIBOR, plus a margin of 2.90% per annum.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

7. Long-term Debt – Continued:

Covenants:

●	The Company undertakes to maintain minimum deposits with the bank of $750 at all times.

●	The Company undertakes to maintain minimum liquidity of at least the higher of: i) $750 multiplied by the number of vessels owned by the Company, and ii) the Company’s debt service for the following six months.

●	The ratio of the Company’s total liabilities to market value adjusted total assets is not to exceed 75%.

●	MSC is to be at least 130% of the respective outstanding loan balance until January 2018 and at least 135% thereafter.

On February 28, 2018, the Company refinanced existing indebtedness of $26,906 under the Secondone, Thirdone and Fourthone loan agreements with a new 5-year secured loan of $20,500 and cash of $2,100. The remaining balance of approximately $4,306 was written-off by the previous lender at closing, which will be recorded as gain from debt extinguishment in the first quarter of 2018. The new loan bears interest at LIBOR plus a margin of 4.65% per annum. The loan is repayable in 20 quarterly installments amounting to $10,320 in the aggregate, the first falling due in May 2018, and the last installment accompanied by a balloon payment of $10,180 falling due in February 2023. The first four quarterly installments, amounting to $400 each, are followed by four amounting to $500 each, four amounting to $530 each, four amounting to $560 each and four amounting to $590 each. Standard loan covenants include, among others, a minimum loan to value ratio and liquidity. As a condition subsequent to the execution of this loan agreement, the borrowers, Secondone, Thirdone and Fourthone, are required to proceed with all required procedures for their re-domiciliation to the jurisdiction of the Republic of Malta by May 1, 2018. We expect that the re-domiciliation will become effective prior to May 2018, and upon re-domiciliation, the borrowers will be renamed to SECONDONE CORPORATION LTD., THIRDONE CORPORATION LTD. and FOURTHONE CORPORATION LTD., respectively.

Each loan is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings. Each loan agreement contains customary ship finance covenants including restrictions as to changes in management and ownership of the vessel, and in dividend distributions when certain financial ratios are not met.

As of December 31, 2017, the Company was in compliance with all of its financial and MSC covenants with respect to its loan agreements. In addition, as of December 31, 2017, there was no amount available to be drawn down by the Company under its existing loan agreements.

The annual principal payments required to be made after December 31, 2017, while taking into consideration the refinancing of the existing indebtedness of Secondone, Thirdone and Fourthone with the new 5-year secured loan discussed above, are as follows:

Year ending December 31,	Amount
2018	$7,440
2019	5,703
2020	10,199
2021	6,013
2022	26,743
2023 and thereafter	10,770
Total	$66,868

Total interest expense on long-term debt for the years ended December 31, 2015, 2016 and 2017, amounted to $2,359, $2,577 and $2,674, respectively, and is included in Interest and finance costs, net (Note 12) in the accompanying consolidated statements of comprehensive income / (loss). The Company’s weighted average interest rate (including the margin) for the years ended December 31, 2015, 2016 and 2017, was 2.78%, 3.27% and 3.74% per annum, including the promissory note discussed in Note 3, respectively.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

8. Capital Structure and Equity Incentive Plan:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares and 50,000,000 preferred shares with a par value of USD 0.001 per share, out of which 10,000,000 common shares were issued to Maritime Investors upon formation of Pyxis.

In connection with the Merger and as provided in the Agreement and Plan of Merger, the Company further issued: i) to Maritime Investors, 7,002,445 common “true-up” shares following the transfer of the shares of the Vessel-owning companies to Pyxis and, ii) to LS shareholders and Maxim Group LLC (Pyxis’ financial advisor), 931,761 and 310,465 common shares, respectively.

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

In addition, paid-in capital includes transaction costs relating to the Merger of $3,080, comprising: i) the fees charged by Pyxis’ legal advisors, consultants and auditors, totaling to $820, ii) $625 representing the cash consideration to LS shareholders upon execution of the Merger and miscellaneous transactional costs and, iii) an aggregate of $1,635 fee due to Maxim Group LLC, of which $300 was paid in cash and $1,335 was compensated through the issuance of restricted stock (or 310,465 Pyxis’ common shares) at the date of the Merger and accounted for as transaction cost. The aforementioned transaction costs totaling to $1,745 payable in cash were recognized in equity. Paid-in capital re-imbursement for the year ended December 31, 2015, amounted to $1,248. There was no paid-in capital re-imbursement for the years ended December 31, 2016 and 2017.

On October 28, 2015, the Company’s board of directors approved an equity incentive plan (the “EIP”), providing for the granting of share-based awards to directors, officers and employees of the Company and its affiliates and to its consultants and service providers. The maximum aggregate number of shares of common stock of the Company that may be delivered pursuant to awards granted under the EIP, shall be equal to 15% of the then issued and outstanding number of shares of common stock. On the same date the Company’s board of directors approved the issuance of 33,222 restricted shares of the Company’s common stock to certain of its officers. As of December 31, 2015, all such shares had been vested, but were not issued until March 2016. The respective non-cash stock compensation recognized in the consolidated statement of comprehensive income under General and administrative expenses for the year ended December 31, 2015, amounted to $143. On November 15, 2017, 200,000 restricted shares of the Company’s common stock were granted and issued to a senior officer of the Company, which were vested immediately upon issuance. The fair value of such restricted shares based on the average of the high-low trading price of the shares on November 15, 2017, was $355, which was recorded as a non-cash stock compensation and included in the consolidated statement of comprehensive loss under General and administrative expenses for the year ended December 31, 2017.

On December 6, 2017, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company, in a private placement, agreed to issue and sell to the Investors an aggregate of 2,400,000 shares of its common stock at a price per share of $2.00 (the “Private Placement”). As a condition of the Purchase Agreement, the Company, Maritime Investors and each of the Company’s directors and executive officers entered into lock-up agreements pursuant to which they could not, among other things, offer or sell shares of the Company’s common stock until the earlier of i) 30 days after effective date (as defined therein) and ii) the disposition by the Investors of all of the shares of common stock they received in the Private Placement. In connection with the Private Placement, the Company also entered into a registration rights agreement with the Investors, pursuant to which the Company was obligated to prepare and file with the Securities and Exchange Commission (“SEC”) a registration statement to register for resale the registrable securities (as defined therein) on or prior to December 21, 2017. The Private Placement closed on December 8, 2017, resulting in gross proceeds of $4,800, before deducting offering expenses of approximately $509, which were used for general corporate purposes, including the repayment of outstanding indebtedness. On December 19, 2017, the Company filed with the SEC a registration statement on Form F-3 to register for resale the shares of common stock issued under the Purchase Agreement, which was declared effective on January 3, 2018.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

8. Capital Structure and Equity Incentive Plan – Continued:

On February 2, 2018, the Company filed with the SEC a registration statement on Form F-3, under which it may sell from time to time common stock, preferred stock, debt securities, warrants, purchase contracts and units, each as described therein, in any combination, in one or more offerings up to an aggregate dollar amount of $100,000. In addition, the selling stockholders referred to in the registration statement may sell in one of more offerings up to 5,233,222 shares of the Company’s common stock from time to time as described therein. The registration statement was declared effective by the SEC on February 12, 2018.

As of December 31, 2016, the Company had a total of 18,277,893 common shares outstanding and no preferred shares outstanding. As of December 31, 2017 and following the issuance of the 200,000 shares of common stock under the EIP, as well as the issuance of the 2,400,000 shares of common stock pursuant to the Private Placement, both discussed above, the Company’s outstanding common shares increased from 18,277,893 to 20,877,893.

9. Earnings / (Loss) per Common Share:

	2015	2016	2017
Net income / (loss) available to common stockholders	$3,505	$(5,813)	$(5,243)

Weighted average number of common shares, basic	18,244,671	18,277,893	18,461,455

Dilutive effect of stock granted under the EIP	33,222	-	-

Weighted average number of common shares, diluted	18,277,893	18,277,893	18,461,455

Earnings / (loss) per common share, basic and diluted	$0.19	$(0.32)	$(0.28)

Dilutive earnings per share for the year ended December 31, 2015, has been adjusted to reflect the restricted shares of the Company’s common stock to certain of its officers under the Company’s EIP, as discussed in Note 8.

10. Risk Management and Fair Value Measurements:

The principal financial assets of the Company consist of cash and cash equivalents and trade accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable, amounts due to related parties and a promissory note.

Interest rate risk: The Company’s interest rates are calculated at LIBOR plus a margin, as discussed in Note 7 and hence the Company is exposed to movements in LIBOR. In order to hedge its variable interest rate exposure, on January 19, 2018, the Company, via one of its vessel-ownings subsidiaries, entered into an interest rate cap agreement with one of its lenders for a notional amount of $10,000 and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022.

Credit risk: Credit risk is minimized since trade accounts receivable from charterers are presented net of the relevant provision for uncollectible amounts, whenever required. On the balance sheet date there were no significant concentrations on credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the balance sheet.

Currency risk: The Company’s transactions are denominated primarily in U.S. dollars; therefore overall currency exchange risk is limited. Balances in foreign currency other than U.S. dollars are not considered significant.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

10. Risk Management and Fair Value Measurements – Continued:

Fair value: The fair values of cash and cash equivalents, trade accounts receivable and trade accounts payable approximate their respective carrying amounts due to their short-term nature. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the promissory note approximates its carrying amount as its fixed interest rate of 4.00% approximates recent variable interest rates.

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

Vessel	Significant Other Observable Inputs (Level 2)	Impairment Loss charged against Vessels, net	Impairment Loss charged against Deferred charges, net	Vessel Impairment Charge
Northsea Alpha	$8,000	$1,770	$292	$2,062
Northsea Beta	8,000	1,622	314	1,936
TOTAL	$16,000	$3,392	$606	$3,998

The fair value is based on level 2 inputs of the fair value hierarchy and reflects the Company’s best estimate of the value of each vessel on a time charter free basis, and is supported by a vessel valuation of an independent shipbroker as of December 31, 2016, which is mainly based on recent sales and purchase transactions of similar vessels.

The Company recognized the total Vessel impairment charge of $3,998, which is included in the accompanying consolidated statements of comprehensive loss for the year ended December 31, 2016. No such loss was recognized for the year ended December 31, 2017.

The Company performs such an exercise on an annual basis and whenever circumstances indicate so. All other nonfinancial assets or nonfinancial liabilities are carried at fair value as of December 31, 2016 and 2017.

11. Commitments and Contingencies:

Minimum contractual charter revenues: Future minimum contractual charter revenues, gross of 1.25% brokerage commissions to Maritime and of any other brokerage commissions to third parties, based on vessels committed, non-cancelable, long-term time charter contracts as of December 31, 2017, are as follows:

Year ending December 31,	Amount
2018	$2,048
$2,048

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

11. Commitments and Contingencies – Continued:

Make-Whole Right and Financial Guarantee: In the event that subsequent to the Merger, the Company completes a primary common share financing (a “Future Pyxis Offering”) at an offering price per share (the “New Offering Price”) lower than $4.30, the valuation ascribed to the share of the Company’s common stock received by the former LS stockholders pursuant to the Agreement and Plan of Merger (the “Consideration Value”), the Company will be obligated to make “whole” the Legacy LS Stockholders (as defined below) as of April 29, 2015 (the “Make-Whole Record Date”) pursuant to which such Legacy LS Stockholders will be entitled to receive additional shares of the Company’s common stock to compensate them for the difference between the $4.30 per share and the New Offering Price (the “Make-Whole Right”). The Make-Whole Right shall only apply to the first Future Pyxis Offering following the closing of the Merger which results in gross proceeds to the Company of at least $5,000, excluding any proceeds received from any shares purchased or sold by Maritime Investors or its affiliates.

In addition, the Make-Whole Right provides that should the Company fail to complete a Future Pyxis Offering within a date which is three years from the date of the closing of the Merger, or October 28, 2018, each former LS stockholder who has held the Company shares continuously from the date of the Make-Whole Record Date (the “Legacy LS Stockholders”) until the expiration of such three year period, will have a 24-hour option (the “Put Period”) to require the Company to purchase from such Legacy LS Stockholders, a pro-rata amount of the Company’s common stock that would result in aggregate gross proceeds to the Legacy LS Stockholders, in an amount not to exceed $2,000; provided that in no event shall a Legacy LS Stockholder receive an amount per share greater than $4.30 (the “Financial Guarantee”).

Under ASC 815, the Make-Whole Right does not meet the criteria to be accounted for as a derivative instrument under “Derivatives and Hedging” since it is not readily convertible into cash. The Make-Whole Right requires the Company to issue its own equity shares and, according to ASC 460 “Guarantees”, the Company is not required to recognize an initial liability.

During November and December 2017, the Company’s share trade activity increased notably. Its price reached a high of $12.22, or about 184% higher than the Consideration Value of $4.30. The Company estimates that most of the original 931,761 shares that were originally issued to LS stockholders have been sold. Nonetheless, the actual number of original shares currently held by the Legacy LS Stockholders cannot be accurately assessed. The Financial Guarantee is accounted under ASC 460-10 “Guarantees – Option Based Contracts”. No liability for the Financial Guarantee has been reflected in the accompanying consolidated balance sheet dates, assuming that a Future Pyxis Offering will take place and the number of shares to be repurchased is not fixed. The Company controls the timing of any Future Pyxis Offering and the New Offering Price of any Pyxis shares in such future offering will be subject to U.S. capital markets conditions and investors’ interest at that time.

Dispute with charterer: In September 2016, the Company had a commercial dispute with one of its charterers. As a result, Maritime placed an amount of $300, as security, in escrow on behalf of Sixthone, which is included in balances due to related parties in the accompanying consolidated balance sheet as of December 31, 2016, as discussed in Note 3. In 2016, the Company recognized an allowance for doubtful accounts of $100 relating to this case. In 2017, such allowance was increased to $200.

In October 2017, the relevant commercial dispute was resolved and a settlement agreement was signed. Pursuant to this agreement, from the total amount of $300 held under escrow, $150 was paid to the charterer and the resulting balance was paid back to Maritime.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

11. Commitments and Contingencies – Continued:

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

12. Interest and Finance Costs, net:

The amounts in the accompanying consolidated statements of comprehensive income / (loss) are analyzed as follows:

	2015	2016	2017
Interest on long-term debt (Note 7)	$2,359	$2,577	$2,674
Interest on promissory note (Note 3)	12	69	70
Capitalized interest	(13)	—	—
Amortization of financing costs	173	164	153
Total	$2,531	$2,810	$2,897

13. Subsequent Events:

Interest rate cap: In order to hedge its variable interest rate exposure, on January 19, 2018, the Company, via one of its vessel-ownings subsidiaries, entered into an interest rate cap agreement with one of its lenders, as discussed in Note 10.

Registration statement on Form F-3: On February 2, 2018, the Company filed with SEC a registration statement on Form F-3, which was declared effective on February 12, 2018, as discussed in Note 8.

Refinance of existing indebtedness: On February 28, 2018, the Company refinanced existing indebtedness of $26,906 under the Secondone, Thirdone and Fourthone loan agreements with a new 5-year secured loan of $20,500 and cash of $2,100. The remaining balance of approximately $4,306 was written-off by the previous lender at closing, which will be recorded as gain from debt extinguishment in the first quarter of 2018. As a condition subsequent to the execution of this loan agreement, the borrowers, Secondone, Thirdone and Fourthone, will be re-domiciled to the jurisdiction of the Republic of Malta and will be renamed to SECONDONE CORPORATION LTD., THIRDONE CORPORATION LTD. and FOURTHONE CORPORATION LTD., respectively, as discussed in Note 7.

