Form 20-F/A
period 2018-12-31
Pyxis Tankers Inc.
filed 2019-06-06
CIK 1640043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Common Stock, par value U.S. $0.001 per share: 21,060,190_as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes[X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [  ] Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No [X]

Explanatory Note

This Amendment No.1 to the Annual Report on Form 20-F of Pyxis Tankers Inc. for the fiscal year ended December 31, 2018, originally filed with the Securities and Exchange Commission on March 29, 2019 (the “2018 Form 20-F”), is being filed, solely for the purpose of adding the following disclosures regarding our home country corporate governance practices under “Item 16G – Corporate Governance.”

●	in place of a nominating and corporate governance committee composed of only independent directors and consistent with Marshall Islands law requirements, our nominating and corporate governance committee is composed of two independent directors and one non-independent executive director;

This Form 20-F/A makes no changes to the consolidated financial statements of Pyxis Tankers Inc. Other than what is stated above, this Form 20-F/A does not amend, update or restate the information in any other item of the 2018 Form 20-F or reflect any events that have occurred after the original filing of the 2018 Form 20-F.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Form 20-F/A also contains new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements have been included in this Form 20-F/A and this Form 20-F/A does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4, and 5 of the certifications have been omitted. Similarly, because no financial statements have been included in this Form 20-F/A, no new certifications are being made pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

****************

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

The practices that we follow in lieu of NASDAQ’s corporate governance rules include:

●	instead of obtaining an independent review of related party transactions for conflicts of interests by our audit committee or another independent body of our board of directors, consistent with Marshall Islands law requirements, no transaction between us and one or more of our directors or officers, or between us and any other entity in which one or more of our directors or officers are directors or officers, or have a financial interest, shall be void or voidable for this reason alone or solely because such director or officer is present at or participates in the meeting of our board of directors that authorized the contract or transaction or solely because the vote of such director or officer are counted for such purposes if: (i) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to our board of directors, and our board of directors in good faith authorizes such contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of our board of directors as defined in Section 55 of the BCA, by unanimous vote of our disinterested directors; (ii) the material facts as to the director’s or officer’s relationship or interest and as to such contract or transaction are disclosed and the contract or transaction is specifically approved in good faith by a vote of the stockholders entitled to vote thereon; or (iii) the contract or transaction is fair to us as of the time it is authorized, and is approved or ratified by our board of directors, a committee thereof or our stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of our board of directors or of a committee that authorizes the aforementioned contract or transaction;

●	as a foreign private issuer, we will not be required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we intend to notify our stockholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that stockholders must give us advance notice to properly introduce any business at a meeting of the stockholders and that stockholders may designate in writing a proxy to act on their behalf;

●	in place of a compensation committee and consistent with Marshall Islands law requirements, our entire board of directors, a majority of whom are currently independent, reviews and approves executive compensation and performance awards as well as the policies and procedures to determine such payments;

●	in place of a nominating and corporate governance committee composed of only independent directors and consistent with Marshall Islands law requirements, our nominating and corporate governance committee is composed of two independent directors and one non-independent executive director;

●	instead of holding regular meetings at which only independent directors are present, our entire board of directors, a majority of whom are currently independent, will hold regular meetings as is consistent with Marshall Islands law;

●	stockholder approval is not required to amend or terminate our equity incentive plan or to establish a new equity incentive plan since Marshall Islands law permits the board of directors to take these actions;

●	as a foreign private issuer, we will not be required to obtain stockholder approval prior to the issuance of securities in connection with an acquisition of the stock or assets of another company; and

●	in lieu of obtaining stockholder approval prior to the issuance of designated securities, we intend to comply with provisions of the BCA and obtain the approval of our board of directors for such share issuances.

Item 19. Exhibits

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PYXIS TANKERS INC.
(Registrant)

Date: June 6, 2019	By:	/s/ Valentios Valentis
Valentios Valentis
Chairman, Chief Executive Officer and Director