Form 20-F
period 2019-12-31
Pyxis Tankers Inc.
filed 2020-03-31
CIK 1640043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Tel: +30 210 638 0200

Fax: +30 210 653 7715

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value U.S. $0.001 per share	PXS	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Common Stock, par value U.S. $0.001 per share: 21,370,280 as of December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]	Non-accelerated filer	[X]
Emerging growth company	[X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “would,” “could,” “projects,” “forecasts,” “potential”, “may,” “should” and similar expressions are forward-looking statements. All statements in this Annual Report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Item 3. Key Information – D. Risk Factors” section of this Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions, including environmental and securities matters, taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	our future operating or financial results;

●	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

●	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

●	our ability to successfully employ our vessels, including under time charters;

●	changes in our operating expenses, including bunker fuel prices, dry docking costs, general and administrative expenses and insurance costs, including adequacy of coverage;

●	our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

●	planned, pending or recent acquisitions and divestitures, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

●	vessel breakdowns and instances of off-hire;

●	potential claims or liability from future litigation, government inquiries and investigations;

●	the arrest or detention of our vessels by maritime claimants or governmental authorities;

●	any disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

●	general product tanker shipping market trends, including fluctuations in charter hire rates and vessel values;

●	changes in supply and demand in the product tanker shipping industry, including the market for our vessels and the number of newbuildings under construction;

●	the strength of world economies;

●	stability of Europe and the Euro;

●	disruption of world trade due to rising protectionism, breakdown of multilateral trade agreements, acts of piracy, terrorism, political events, public health threats, international hostilities and instability;

●	fluctuations in interest rates, including the impact on our debt of the discontinuance of LIBOR after 2021, and foreign exchange rates;

●	changes in seaborne and other transportation;

●	business disruptions due to natural disasters and health catastrophes, such as the recent outbreak of Coronavirus COVID-19 (“COVID-19”);

●	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery or corruption;

●	general domestic and international political conditions; the length and number of off-hire periods and dependence on key employees and third-party managers; and

●	other factors discussed under the “Item 3. Key Information – D. Risk Factors” in this Annual Report and please see the Company’s other filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents in each case for the periods and at the dates indicated, our selected consolidated financial and operating data. You should read the table together with “Item 5. Operating and Financial Review and Prospects”. Our selected consolidated financial data is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. GAAP. The selected financial data as of December 31, 2015, 2016 and 2017 and for the years ended December 31, 2015 and 2016 have been derived from our audited consolidated financial statements not included herein. The selected financial data as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019, are derived from our audited consolidated financial statements together with the notes thereto and are included in “Item 18. Financial Statements” herein.

Statements of Comprehensive Income / (Loss) Data	Year ended December 31,
(In thousands of U.S. dollars, except per share data)	2015	2016	2017	2018	2019
Revenues, net*	$32,929	$30,387	$29,579	$28,457	$27,753
Voyage related costs and commissions*	(4,484)	(6,288)	(8,463)	(11,817)	(5,122)
Vessel operating expenses	(13,188)	(12,871)	(12,761)	(12,669)	(12,756)
General and administrative expenses	(1,773)	(2,574)	(3,188)	(2,404)	(2,407)
Management fees, related parties	(577)	(631)	(712)	(720)	(724)
Management fees, other	(1,061)	(1,024)	(930)	(930)	(930)
Depreciation and amortization of special survey costs	(5,884)	(6,004)	(5,640)	(5,633)	(5,320)
Loss on vessel held for sale	—	—	—	—	(2,756)
Vessel impairment charge	—	(3,998)	—	(2,282)	—
Bad debt provisions	—	—	(231)	(13)	(26)
Gain from debt extinguishment	—	—	—	4,306	—
Loss from financial derivative instrument	—	—	—	(19)	(27)
Interest expenses and finance cost, net	(2,531)	(2,810)	(2,897)	(4,490)	(5,775)
Other income	74	—	—	—	—
Net income / (loss)	$3,505	$(5,813)	$(5,243)	$(8,214)	$(8,330)

Earnings / (loss) per common share, basic and diluted	$0.19	$(0.32)	$(0.28)	$(0.39)	$(0.39)

Weighted average number of shares, basic	18,244,671	18,277,893	18,461,455	20,894,202	21,161,164

Weighted average number of shares, diluted	18,277,893	18,277,893	18,461,455	20,894,202	21,161,164

* Pursuant to the adoption of ASU 2014-09, Revenues have been presented net of address commissions which were previously recognized under Voyage related costs and commissions. Comparative amounts have been reclassified accordingly.

Balance Sheets Data	Year ended December 31,
(In thousands of U.S. dollars)	2015	2016	2017	2018	2019

Total current assets	$6,028	$4,184	$3,895	$4,307	$17,235
Total other non-current assets	5,193	5,215	5,144	4,318	4,027
Total fixed assets, net	130,501	121,341	115,774	107,992	87,507
Total assets	141,722	130,740	124,813	116,617	108,769
Total current liabilities	11,200	12,870	12,531	13,545	22,536
Total non-current liabilities	75,956	69,117	64,126	63,129	54,233
Total stockholders’ equity	$54,566	$48,753	$48,156	$39,943	$32,000

Statements of Cash Flows Data	Year ended December 31,
(In thousands of U.S. dollars)	2015	2016	2017	2018	2019

Net cash provided by / (used in) operating activities	$12,366	$4,446	$3,677	$(2,203)	$5,661
Net cash used in investing activities	(18,766)	—	—	(99)	(517)
Net cash provided by / (used in) financing activities *	13,375	(7,285)	(2,767)	(187)	(4,172)
Change in cash and cash equivalents and restricted cash	$6,975	$(2,839)	$910	$(2,489)	$972

*Comparative amounts have been reclassified due to current presentation of restricted cash pursuant to the adoption of ASU No. 2016-18-Statement of Cash Flows-Restricted Cash on January 1, 2018.

	Year ended December 31,
Fleet Operating Data	2015	2016	2017	2018	2019
Ownership days (1)	2,177	2,196	2,190	2,190	2,190
Available days (2)	2,137	2,176	2,190	2,154	2,162
Operating days (3)	2,092	1,986	1,956	1,816	1,925
Utilization % (4)	97.9%	91.3%	89.3%	84.3%	89.0%
Daily time charter equivalent rate (5)	$13,597	$12,134	$10,795	$9,163	$11,756
Daily vessel operating expenses (6)	$6,058	$5,861	$5,827	$5,785	$5,825
Average number of vessels (7)	6.0	6.0	6.0	6.0	6.0
Number of vessels at period end	6	6	6	6	6
Weighted average age of vessels (8)	4.8	5.8	6.8	7.8	8.8

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily time charter equivalent (“TCE”) rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. Please see reconciliation of TCE under Item 5.A. Operating Results.
(6)	Daily vessel operating expenses are direct operating expenses such as crewing, provisions, repairs and maintenance, insurance, deck and engine stores, lubricating oils and tonnage tax divided by ownership days.
(7)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(8)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dead weight tonnage (“dwt”) of each vessel on the total fleet dwt.

Recent Daily Fleet Data:
(In U.S. dollars, except for Utilization %)		Year ended December 31,
		2015	2016	2017	2018	2019
Eco-Efficient MR2: (2 of our vessels)	TCE	15,631	15,015	13,027	10,524	14,337
	Opex	6,430	5,754	5,838	5,962	5,872
	Utilization %	99.4%	97.0%	94.1%	91.8%	100%
Eco-Modified MR2: (1 of our vessels)
	TCE	17,480	10,705	13,042	12,383	13,410
	Opex	6,461	6,255	6,433	6,505	6,813
	Utilization %	91.3%	92.9%	90.1%	86.6%	99.1%
Standard MR2: (1 of our vessels)
	TCE	17,237	15,504	12,209	8,887	13,115
	Opex	6,325	6,772	6,036	6,039	6,092
	Utilization %	100.0%	90.5%	99.2%	91.0%	99.7%
Handysize Tankers: (2 of our vessels)
	TCE	7,622	7,939	5,979	5,844	5,860
	Opex	5,358	5,315	5,408	5,122	5,150
	Utilization %	98.6%	85.1%	79.2%	72.6%	68.1%
Fleet: (6 vessels)
	TCE	13,597	12,134	10,795	9,163	11,756
	Opex	6,058	5,861	5,827	5,785	5,825
	Utilization %	97.9%	91.3%	89.3%	84.3%	89.0%

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

Charter hire rates depend on the demand for, and supply of, product tanker vessels.

The factors that influence the demand for product tanker vessel capacity are unpredictable and outside of our control, and include, among others:

●	demand and supply for refined petroleum products and other liquid bulk products such as vegetable and edible oils;

●	competition from alternative sources of energy and a shift in consumer demand towards other energy resources such as wind, solar or water energy as well as greater use of electric powered vehicles;

●	the globalization of manufacturing and developments of transportation services;

●	regional availability of refining capacity and inventories;

●	increases in the production of refined petroleum products in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to refined petroleum products pipelines in those areas;

●	the distance oil and petroleum products are moved by sea; changes in seaborne and other transportation patterns, including changes in the distances over which refined petroleum and chemical cargoes are transported;

●	competition from other shipping companies and other modes of transportation, such as railroads that compete with product tankers;

●	availability of newbuild crude tankers to take petroleum products on their maiden voyage upon delivery from shipyards;

●	product imbalances across regions (affecting the level of trading activity);

●	global and regional economic and political conditions, including armed conflicts, terrorist activities, and strikes; environmental and other regulatory developments;

●	health disasters, such as COVID-19, developments in international trade generally;

●	international sanctions, embargoes, import and export restrictions, nationalizations and wars;

●	currency exchange rates; and

●	weather and natural disasters.

The factors that influence the supply of product tanker vessel capacity are also outside of our control and unpredictable and include, among others:

●	demand and supply for refined petroleum products and other liquid bulk products such as vegetable and edible oils;

●	availability and pricing of other energy resources such as natural gas;

●	the number of product tanker newbuilding deliveries;

●	the efficiency and age of the global product tanker fleet;

●	the demolition prices and scrapping rate of older product tankers or casualties;

●	the price of steel and vessel equipment;

●	the cost of newbuildings and the cost of retrofitting or modifying secondhand product tankers as a result of charterer requirements;

●	shipyard capacity, financial condition and new vessel construction throughput/delays in deliveries;

●	availability, terms and cost of capital;

●	cost and supply of labor;

●	technological innovations and advances in product tanker design and capacity, including the introduction and operating performance of scrubbers;

●	conversion of product tankers to other uses and the conversion of other vessels to product tankers;

●	the number of product tankers used for floating storage;

●	the number of product tankers trading crude or “dirty” oil products;

●	product tanker freight rates, whether time or spot charters, including spot market related pools the Company may join, which are themselves affected by factors that may affect the rate of newbuilding, scrapping and laying-up of product tankers;

●	port and canal congestion;

●	the cost of bunkers and fuel oil, and their impact on vessel speed; currency exchange rate fluctuations;

●	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;

●	changes in environmental and other regulations that may limit the useful lives of product tankers; and

●	the number of product tankers that are out of service.

These factors influencing the supply of and demand for product tanker capacity and charter rates are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. A global economic downturn may reduce demand for transportation of refined petroleum products and chemicals. We cannot assure you that we will be able to successfully charter our product tankers in the future at all or at rates sufficient to allow us to meet our contractual obligations, including repayment of our indebtedness.

Product tanker rates fluctuate based on seasonal variations in demand.

Product tanker markets are typically stronger in the winter months as a result of increased refined petroleum products consumption in the northern hemisphere and weaker in the summer months as a result of lower consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. Unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The price volatility of products resulting from these factors has historically led to increased product trading activities in the winter months. As a result, revenues generated by vessels are typically weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31. If increased revenues generated in the fall/winter months are not sufficient to offset any decreases in revenue in the spring/summer months, it may have an adverse effect on our business, results of operations and financial condition. In addition, the effects of the infectious disease, COVID-19, are rapidly evolving globally and are uncertain. The Company’s business could be adversely affected by this recent outbreak. Any prolonged restrictive measures in order to control the spread of COVID-19 or other adverse public health development in Asia, U.S. or the Company’s targeted markets may also have a material and adverse effect on the demand for the Company’s vessels, operations and financial condition.

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

Newly built product tankers were delivered in significant numbers starting at the beginning of 2006 through 2019 and continuing into 2020. Furthermore, if the capacity of new ships delivered exceeds the capacity of product tankers being scrapped and lost, product tanker capacity will increase. For example, as of February 29, 2020, there were 169 product and product/chemical tankers on order, equivalent to 5.9% of the existing fleet by units and 6.6% of the existing fleet by dwt and the orderbook may increase further in the future. If the supply of product tanker capacity increases and if the demand for product tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. If that happens, as the Company’s charters expire, the Company may only be able to re-charter its vessels at reduced or unprofitable rates, or the Company may not be able to charter its vessels at all. A reduction in charter rates and the value of our vessels for any of these reasons may have a material adverse effect on our business, results of operations and financial condition.

In addition, product tankers currently used to transport crude oil and other “dirty” products may be “cleaned up” and reintroduced into the product tanker market, which would increase the available product tanker tonnage which may affect the supply and demand balance for product tankers. This could have an adverse effect on our business, results of operations and financial position.

Over the last eight years, a number of vessel owners have ordered and taken delivery of so-called “eco-efficient” vessel designs, which offer significant bunker savings as compared to older designs. Increased demand for and supply of “eco-efficient” vessels could reduce demand for certain of our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

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

Acts of piracy have historically affected ocean-going vessels trading in many regions of the world, such as South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and in particular, the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in 2019. Sea piracy incidents continue to occur, and tanker vessels are particularly vulnerable to attacks by pirates. If regions in which our vessels are deployed are characterized as “war risk’’ zones or “war and strikes” listed areas by insurers, or other parties such as the Joint War Committee of Lloyds Insurance and IUA Company, premiums payable for coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents. In addition, any detention hijacking as a result of an act of piracy against our vessels, increases in cost associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or travelling at increased speeds as recommended by BMP4), or unavailability or increases in cost of insurance for our vessels, could have a material adverse impact on our business, results of operations and financial condition.

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of cargoes in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The year-over-year growth rate of China’s GDP was approximately 6.1% for the year ended December 31, 2019, as compared to approximately 6.6% for the year ended December 31, 2018, and continues to remain below pre-2008 levels. We cannot assure you that the Chinese economy will not experience a significant contraction in the future, especially in light of the impact of COVID-19. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars”. The International Monetary Fund has warned that continuing trade tensions, including significant tariff increases, between the United States and China are expected to result in a 0.8% cumulative reduction of global GDP in 2020. We cannot assure you that the Chinese economy will not experience a significant contraction in the future.

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

The current global economic condition and financial environment, may negatively affect our business.

In recent years, businesses in the global economy have faced periods of slower growth, recessions, limited or no credit or credit on less favorable terms than previously obtained, lower demand for goods and services, reduced liquidity and volatile capital markets. These factors have had, and in part continue to have, a negative effect on the demand for refined petroleum products including fuel oil or bunkers, which, along with diminished trade credit available for the delivery of such cargoes have led to periodic decreased demand for product tankers, creating downward pressure on charter rates and reduced product tanker values. Beginning in February 2020, due in part to fears associated with the spread of COVID-19, global financial markets, and financial markets in the U.S., experienced greater than usual volatility and a steep and abrupt downturn. The volatility and downturn may continue as COVID-19 continues to spread. China’s economy has shown signs of slowing its growth rate, especially due to the recent impact of COVID-19. A significant number of the port calls we expect our vessels to make will likely involve the loading or discharging of cargo in ports in Organization of Economic Cooperation and Development countries (“OECD”) and the Asia Pacific region. We cannot assure you that the Chinese, Indian or Japanese economies, which generate a substantial amount of demand for shipping companies, will not experience a significant contraction or otherwise negatively change in the future, especially due to the recent effects from the turmoil in the Asian capital markets. Moreover, a significant or protracted slowdown in the economies of the United States, the European Union (“EU”) or various Asian countries may adversely affect economic growth in China and elsewhere. In addition, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for our services.

Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or “Brexit,” terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea or Iran. Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, in Mumbai on November 26, 2008 and in Paris on November 13, 2015, and the Manchester on May 22, 2017, as well as the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, and including increased tensions between the U.S. and Iran which in January 2020 escalated into a U.S. airstrike in Baghdad that killed a high-ranking Iranian general, as well as the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between the U.S. and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019). These uncertainties could also adversely affect our ability to obtain additional financing or insurance on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures which have been somewhat mitigated by the recent trade deal (first phase trade agreement) between the U.S. and China, which requires the purchase of over USD 50 billion of Chinese energy products including crude oil. Additionally, in March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. There have also been continuing trade tensions, including significant tariff increases, between the United States and China. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition.

In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the United Kingdom from the European Union, or Brexit, and potential new trade policies in the United States further increase the risk of additional trade protectionism.

In addition, public health threats, such as the COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers.

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

The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as “Brexit”), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remains in place until December 2020, during which the U.K. will be subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. There is currently no agreement in place regarding the aftermath of the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU-derived laws to replace or replicate following the withdrawal. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position and results of operations. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.

Changes in fuel, or bunkers, prices may adversely affect profits.

Fuel, or bunkers, is a significant expense in shipping operations for our vessels employed on the spot market and changes in the price of fuel may adversely affect the Company’s profitability and can have a significant impact on earnings. With respect to our vessels employed on time charter, the charterer is generally responsible for the cost and supply of fuel, but such cost may affect the charter rates we are able to negotiate for our vessels. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our tankers are not employed or are employed on voyage charters. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are prepared to pay. In addition, as of January 1, 2020 the entry into force of the 0.5% global sulfur cap in marine fuels under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI has initially led to a significant increase in the costs for low sulfur fuel used by vessels that are not equipped with exhaust gas scrubbers. Non-scrubber tankers may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulfur fuel), and consequently may have difficulty finding employment, command lower charter hire, have difficulty in financing and/or need to be scrapped. Further, fuel may become much more expensive in the future, including as a result of the imposition of lower sulfur oxide emissions under new IMO 2020 regulations, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Also, older vessels usually consume more fuel than eco-efficient vessels. Consequently, employment of our older vessels may be lower and less profitable. Changes in the price of fuel may adversely affect our profitability.

If our vessels call on ports located in or operate in countries or territories that are subject to sanctions or embargoes imposed by the United States, the European Union, the United Nations, or other governments it could result in monetary fines and penalties and adversely affect our reputation and the market price of our common shares.

During the year ending December 31, 2019, none of our vessels called on ports located in countries or territories subject to country-wide or territory-wide sanctions and/or embargoes imposed by the U.S. government or other authorities or countries or regions identified by the U.S. government or other authorities as state sponsors of terrorism (“Sanctioned Jurisdictions”). However, although we believe we are currently in compliance with all applicable sanctions and embargo laws and regulations, we take steps reasonably designed to mitigate against violations of law, which includes relevant provisions in charter agreements forbidding the use of our vessels in trade that would violate economic sanctions and we monitor and review the movement of our vessels, it is possible that our vessels may call on ports in these countries or regions from time to time in the future on our charterers’ instructions, without our consent. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

Current or future counterparties of ours may be affiliated with persons or entities that are, or may be in the future, the subject of sanctions imposed by the U.S., the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party, or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, we could face monetary fines or penalties, or we may suffer reputational harm.

Furthermore, as of the date hereof, neither the Company nor its subsidiaries have ever entered into or have any future plans to enter into, directly or indirectly, any contracts, agreements or other arrangements with the governments of North Korea, Iran, Syria, Cuba, Venezuela, or Crimea which are currently considered Sanctioned Jurisdictions.

Due to the nature of our business and the evolving nature of the foregoing sanctions and embargo laws and regulations, there can be no assurance that we will be in compliance at all times in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access the U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or refrain from investing, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries or territories.

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

In addition, in those countries adopting the International Convention on Arrest of Ships, 1999, and in certain other jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s maritime lien has arisen, but also any “associated” vessel owned or controlled by the legal or beneficial owner of that vessel. While in some of the jurisdictions which have adopted this doctrine, liability for damages is limited in scope and would only extend to a company and its vessel-owning subsidiaries, there can be no assurance that liability for damages caused by a vessel managed by an unaffiliated party, International Tanker Management (“ITM”), would not be asserted against us or one or more of our vessels. The arrest of one or more vessels in our fleet could result in a material loss of cash flow for us and/or require us to pay substantial sums to have the arrest lifted.

The smuggling or alleged smuggling of drugs or other contraband onto the Company’s vessels may lead to governmental claims against the Company.

The Company expects that its vessels will call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent the Company’s vessels are found with or accused to be carrying contraband, whether inside or attached to the hull of our vessels and whether with or without the knowledge of any of its crew, the Company may face governmental or other regulatory claims which could have an adverse effect on the Company’s business, financial condition, results of operations and cash flows. Additionally, such events could have consequences on our share price.

Governments could requisition our vessels during a period of war or emergency.

A government could take actions for requisition of title, hire or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, a government could requisition our vessels for hire, which occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we would expect to be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment, if any, would be uncertain. Government requisition of one or more of our vessels could negatively impact our business, results of operations and financial condition.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors.  These limitations in both the debt and equity capital markets may affect our ability to develop as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements.  The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

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

Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicates that cyber-security regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cyber-security threats. This might cause companies to cultivate additional procedures for monitoring cyber-security, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

The failure to maintain class certifications of authorized classification societies on one or more of our vessels would affect our ability to employ such vessels.

The hull and machinery of every commercial vessel must be certified as meeting its class requirements by a classification society authorized by the vessel’s country of registry. The classification society certifies that the vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the SOLAS Convention. The operating vessels in our fleet are classed by the major classification societies, Nippon Kaiji Kyokai (“NKK”) and Det Norske Veritas (“DNV GL”). ITM and the vessels in our fleet have also been awarded certifications from major classification societies under the ISM Code. In order for a vessel to maintain its classification, the vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle under which the machinery would be surveyed from time to time over a five-year period. All of the vessels in our fleet on time charters or operating on the spot market are on special survey cycles for both hull and machinery inspection. Every vessel may also be required to be dry-docked every two to three years for inspection of the underwater parts of the vessel. If a vessel fails any survey or otherwise fails to maintain its class, the vessel will be unable to trade and will be unemployable, and may subject us to claims from the charterer if it has chartered the vessel, which would negatively impact our revenues as well as our reputation.

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

Vessels unload ballast water during passage by taking ballast water in one port and unloading it in another. This helps maintain safety and stability. However, the ballast water can contain local organisms and pathogens. When vessels unload ballast water they can then release organisms and pathogens in different parts of the world, which can be invasive to that local ecosystem. To avoid transfers of invasive species in ballast water, the IMO and United States have regulations that require ballast water is treated prior to the discharge. In order to comply with IMO and U.S. ballast water regulations, we are required to install ballast water treatment plants on all vessels by September 2023.

In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (“BWM Convention”). The BWM Convention aims to prevent the spread of harmful aquatic organisms from one region to another by establishing standards and procedures for the management and control of ships’ ballast water and sediments. The BWM Convention contains an environmentally protective numeric standard for the treatment of ship’s ballast water before it is discharged. This standard, detailed in Regulation “D-2” of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO “D-2” standard is also the standard that has been adopted by the U.S. Coast Guard’s ballast water regulations and the U.S. EPA’s Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.

Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after September 8, 2019 and for an MR2 tanker, the retrofit cost could be as much as $0.75 million per vessel including labor. The cost of compliance per vessel for us is estimated to be $0.6 million, depending on specifications of the vessel. Significant investments in ballast water treatment systems (“BWTS”) may have a material adverse effect on our future performance, results of operations, cash flows and financial position depending on the ability to install effective ballast water treatment systems, including ship yard availability, and the extent to which existing vessels must be modified to accommodate such systems

As of the date of this filing, one vessel in the Company’s fleet, Pyxis Malou, currently has a BWTS installed and Pyxis Epsilon is scheduled for an installation in April 2020. The Company cannot be assured that this latest system will be approved by the regulatory bodies of every jurisdiction in which it may wish to conduct its business. Accordingly, the Company may have to make additional investments in this vessel and substantial investments in the remaining vessels in its fleet that do not carry any such equipment. Also, as part of our loan agreements, lenders may require us to periodically deposit additional funds as a reserve to cover these expenditures.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found within the VGP, within two years. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

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

The Hong Kong Convention will enter into force 24 months after the date on which 15 IMO Member States, representing 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of December 9, 2019, 15 countries representing just over 30% of world merchant shipping tonnage have ratified or approved accession of the Hong Kong Convention. Even though the Hong Kong Convention is currently not in effect, the European Parliament and the Council of the EU have adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities. We are required to comply with EU Ship Recycling Regulation by December 31, 2020, since our ships trade in EU region.

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

Climate change and greenhouse gas restrictions may adversely impact our operations, markets and capital sources.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization’s Marine Environment Protection Committee announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services and investor interest in our common stock. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources and electric powered vehicles. Therefore, any long-term material adverse effect on the oil and gas industry could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Also, increasing focus and selectivity by investors and certain lenders on environmentally sensitive and sustainable public companies could make our stock less appealing or bank debt to be become more restricted and/or costly due to the nature of our business. Please read “Item 4. Information on the Company – B. Business Overview – Government Regulation; Effect of Existing or Probable Governmental Regulations on the Business; Costs and Effects of Compliance with Environmental Laws.”

Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance, the impact of the stress of operations and stipulations from classification societies. If new product tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our financial condition and available cash could be adversely affected.

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

Because we intend to charter some of the vessels in our fleet in the spot market or in pools trading in the spot market, we expect to have exposure to the cyclicality and volatility of the spot charter market and incur additional working capital. As of March 23, 2020, we operated two vessels in the spot market which is highly competitive and volatile. Spot charter rates may fluctuate dramatically based on the competitive factors listed in the preceding risk factor. Significant fluctuations in spot charter rates may result in significant fluctuations in our ability to continuously re-charter our vessels upon the expiration or termination of their current spot charters and in the earnings of our vessels operating on the spot market. Since we charter some of our vessels on the spot market, and may in the future also admit our vessels in pools trading on the spot market, we have exposure to fluctuations in cash flows due to the cyclicality and volatility of the spot charter market. By focusing the employment of some of the vessels in our fleet on the spot market, we will benefit if conditions in this market strengthen. However, we will also be particularly vulnerable to declining spot charter rates. Future spot charters may continue to be at the rates currently prevailing in the spot market at which we cannot operate our vessels profitably and may fall further. If spot charter rates remain at current levels or decrease further, our earnings will be adversely impacted to the extent we have vessels trading on the spot market. Trading our vessels in the spot market or in pools requires greater working capital than operating under a time charter as the vessel owner is responsible for various voyage related costs, such as, fuel, port and canal charges, as well as additional timing for collections of charter receivables, including additional demurrage revenues.

We may be unable to secure medium- and long-term employment for our vessels at profitable rates and present and future vessel employment could be adversely affected by an inability to clear the oil majors’ risk assessment process.

One of our strategies is to explore and selectively enter into or renew medium- and long-term, fixed rate time and, possibly, bareboat charters for some of the vessels in our fleet in order to provide us with a base of stable cash flows and to manage charter rate volatility. However, the process for obtaining longer term charters is highly competitive and generally involves a lengthier and intense screening and vetting process and the submission of competitive bids, compared to shorter term charters. Shipping, and especially refined petroleum product tankers have been, and will remain, heavily regulated. The so-called “oil majors”, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports.

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

We currently derive substantially all of our revenues from a limited number of customers. In 2019, three customers accounted for approximately 86% of our total revenues with one customer accounting for 71% of our total revenues. The loss of any significant customer or a decline in the amount of services provided to a significant customer could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Our financial performance and operations may be adversely affected by outbreaks of infectious diseases, such as the recent COVID-19, and related governmental responses.

Our business could be materially and adversely affected by the outbreak of epidemic and pandemic diseases. On March 11, 2020, the World Health Organization declared the COVID-19, a virus causing potentially deadly respiratory tract infections, a “Pandemic”. On March, 13, 2020, the President of the United States declared a State of National Emergency due to COVID-19 and other countries have or may consider similar measures. COVID-19 has negatively affected global economic conditions and contributed to the significant decline in the prices for crude oil and refined petroleum products, which could materially impact the demand for our services and operations, including our customers and suppliers. A majority of the cargoes we transport consist of refined petroleum products used by the global transportation industry. If the pandemic persists, lower demand for our services could reduce the charter rate and number of our charters in 2020 as well as vessel utilization. We currently have three vessels whose time charters may expire in spring, 2020 and, if the effect of COVID-19 is ongoing, we may be unable to charter these vessels at the rates or for the length of time we currently expect. In addition, governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. Those measures, though temporary in nature, may continue and increase depending on developments in the virus’ outbreak. Our vessels may not be able to call on certain infected ports and this may affect seafarers serving on our vessels, including a disruption in crew changes. Ship inspection reports, or SIRE’s, may not be updated as third party inspectors are unable or unwilling to visit certain locations, and consequently, our vessels may not meet charterers vetting approvals. By September, 2020, all of our vessels will require updated SIRE’s. In response to various government mandates, many executives and staff of our managers, Maritime and ITM, are currently working from home and have cancelled or postponed non-essential business travel. The unavailability of this personnel and the changes in normal operating procedures could compromise supervision of our fleet, operating performance, financial reporting and internal controls. Additionally, a significant amount of ship repair and drydocking work is performed within China. Significant delays and contract cancellations of such work have been reported in early 2020 and has resulted in the re-allocation to other yards globally at potentially higher costs and more off-hire days. We have three vessels scheduled for special surveys by summer, 2020. For example, we recently re-scheduled Pyxis Epsilon’s first special survey with BWTS installation to Turkey with an estimated higher cost of $0.1 million. If these dry-dockings do not occur on time, our vessels may not be in compliance with our classification societies which would impair our abilities to operate our vessels. Any prolonged restrictive measures in order to control COVID-19 or other adverse public health developments in our targeted markets may have a material and adverse effect on our business operations and demand for our vessels more generally. Moreover, lower revenues could result in our inability to service our debts and default under our secured loan agreements. Lower ship values could also occur and lead to violations of our loan covenants and impairments to carrying asset values. Possible payment defaults by charterers could result in charge-offs of accounts receivables and other accounting adjustments. The evolving effects of COVID-19 are uncertain and could have a material adverse effect on our business, results of operations and financial condition.

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

The process of obtaining new charters is highly competitive, generally involves an intensive screening process and competitive bids and often extends for several months. Contracts are awarded based upon a variety of factors, including:

●	the owner’s management experience;

●	the operator’s industry relationships, experience and reputation for customer service, quality operations and safety;

●	the quality and age of the vessels;

●	the quality, experience and technical capability of the crew;

●	the operator’s willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

●	the competitiveness of the bid in terms of overall price.

The Company’s ability to obtain new customers will also depend upon a number of factors, many of which are beyond our control, including:

●	our ability to:

○	successfully manage our liquidity and obtain the necessary financing to fund our anticipated growth;

○	identify and consummate desirable acquisitions, joint ventures or strategic alliances; and

○	identify and capitalize on opportunities in new markets;

●	ITM’s ability to:

○	attract, hire, train and retain qualified personnel and managers to manage and operate its fleet; and

○	being approved through the vessel vetting process of certain charterers.

If we cannot meet our customers’ quality and compliance requirements, we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial condition.

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

We have limited current liquidity and have become reliant on Pyxis Maritime Corp. (“Maritime”) and Maritime Investors Corp., (“Maritime Investors”), entities affiliated with our Chairman and Chief Executive Officer, Mr. Valentis, for our short-term working capital financing.

At December 31, 2019, we had cash and cash equivalents of $1.4 million and restricted cash required deposits by our lenders of $3.7 million. At December 31, 2019, Maritime had extended $6.8 million of advances which we used to pay various operating costs, debt service and other obligations. During the quarter ended December 31, 2019, such advances increased to a highpoint of $6.9 million. In the near-term, we expect Maritime to advance us additional funds for similar purposes. Currently there are no specific repayment terms with respect to these advances, which Maritime controls as our manager. We cannot assure you that in the future Maritime will continue to provide these advances or other working capital financings on similar or different terms, or at all. If our operating cash flows are insufficient to satisfy our liquidity needs, we may have to rely on the sale of assets, such as the recent sale of Pyxis Delta, or additional equity financing to raise adequate funds or restructure our indebtedness, or a combination thereof.

Also, on October 28, 2015, we and Maritime Investors entered into a promissory note, which as subsequently amended and supplemented, has an outstanding principal balance of $5.0 million payable on a quarterly basis at an annual interest rate of 9.0%, of which 4.5% is payable in cash and 4.5% in restricted common stock (the “Amended and Restated Promissory Note”). Please refer to “Item 7 – Related Party Transactions” below for more information.

An inability to continue this financing in the future from Maritime or Maritime Investors, or the imposition by Maritime of repayment terms that are unfavorable to us may negatively affect our liquidity position and our ability to fund our ongoing operations.

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

We must make substantial capital expenditures to maintain, over the long-term, the operating capacity of our fleet. Our business strategy is also based in part upon the expansion of our fleet through the purchase of additional vessels. Maintenance capital expenditures include dry-docking expenses, modification of existing vessels or acquisitions of new vessels to the extent these expenditures are incurred to maintain the operating capacity of our fleet. In addition, we expect to incur significant maintenance costs for our current and any newly-acquired vessels. A newbuilding vessel must be dry-docked within five years of its delivery from a shipyard, and vessels are typically dry-docked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. We estimate the cost to dry-dock a vessel is between $1.0. and $1.15 million (including estimated expenditures for upgrades to comply with new BWTS system regulations), depending on the age, size and condition of the vessel and the location of dry-docking. In addition, capital maintenance expenditures could increase as a result of changes in the cost of labor and materials, customer requirements, increases in the size of our fleet, governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment and competitive standards. As of March 23, 2020, Pyxis Epsilon is scheduled for her first special survey with BWTS installation in April 2020 and Northsea Alpha and Northsea Beta are scheduled for their second special surveys in the summer of 2020.

To purchase additional vessels from time to time, we may be required to incur additional borrowings or raise capital through the sale of debt or additional equity securities. Asset impairments, financial stress, enforcement actions and credit rating pressures experienced in recent years by financial institutions to extend credit to the shipping industry due to depressed shipping rates and the deterioration of asset values that have led to losses in many banks’ shipping portfolios, as well as changes in overall banking regulations, have severely constrained the availability of credit for shipping companies like us. In addition, the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

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

The Company does not plan to install scrubbers and may have to pay more for fuel which could adversely affect the Company’s business, results of operations and financial condition.

Effective January 1, 2020 all vessels must comply with the IMO’s low sulfur fuel oil (“LSFO”) requirement, which cuts sulfur levels from 3.5% to 0.5%. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels, which is available in most ports globally but at a higher cost than high-sulfur fuel oil (“HSFO”); (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See “Item 4. Information on the Company – B. Business Overview – Government Regulation; Effect of Existing or Probable Governmental Regulations on the Business; Costs and Effects of Compliance with Environmental Laws.”

In light of operating and economic uncertainties surrounding the use of scrubbers, the Company has chosen not to purchase and install these units. However, the Company may, in the future, determine to purchase scrubbers for installation on its vessels. While scrubbers rely on technology that has been developed over a significant period of time for use in a variety of applications, their use for maritime applications is a more recent development. Each vessel will require physical modifications to be made in order to install a scrubber, the scope of which will depend on, among other matters, the age and type of vessel, its engine and its existing fixtures and equipment. The purchase and installation of scrubbers will involve significant capital expenditures, currently estimated at $1.5 million per vessel, and the vessel will be out of operation for more than 30 days in order for the scrubbers to be installed. In addition, future arrangements that the Company may enter into with respect to shipyard drydock capacity to implement these scrubber installations may be affected by delays or issues affecting vessel modifications being undertaken by other vessel owners at those shipyards, which could cause the Company’s vessels to be out of service for even longer periods or installation dates to be delayed. In addition, as there is a limited operating history of scrubbers on vessels such as those owned and operated by the Company, the operation and maintenance of scrubbers and related ongoing costs to these vessels is uncertain. Any unforeseen complications or delays in connection with acquiring, installing, operating or maintaining scrubbers installed on the Company’s vessels could adversely affect the Company’s business, results of operations and financial condition.

Furthermore, it is uncertain how the availability of HSFO and LSFO around the world will be affected by implementation of the IMO 2020 Regulations, as well as the prices of HSFO and LSFO generally and the price differential between the two fuels after January 1, 2020, are also uncertain. If LSFO is unavailable in port and we or our charterers cannot obtain a temporary waiver to refuel and use HSFO for the next voyage, we or our charterers could be subject to fines by regulatory authorities and be in violation of the charter agreements. Scarcity and the quality in the supply of LSFO, or a higher-than-anticipated difference in the costs between the two types of fuel, may cause the Company to pay more than for its fuel than scrubber fitted vessels, which could adversely affect the Company’s business, results of operations and financial condition.

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

There is limited operating history of using LSFO on our vessels and new compliant fuel blends which have been introduced but the vessel performance, economic impact and timing of using such fuels on our vessels is still evolving. In addition, our vessels will likely incur higher fuel costs associated with using more expensive compliant fuel. Such costs may be material and could adversely affect the Company’s business, results of operations and financial condition, particularly in any case where we are unable to pass through the costs of higher fuel to charterers due to competition with vessels that have installed scrubbers, market conditions or otherwise.

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

The Company’s current business strategy includes additional future growth through the acquisition of secondhand vessels and, possibly, newbuild resales. While the Company typically inspects secondhand vessels prior to purchase, this does not provide the Company with the same knowledge about their condition that it would have had if these vessels had been built for and operated exclusively for us. Generally, the Company does not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.

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

In addition, unless we maintain cash reserves or raise external funds on acceptable terms for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard and range from 2034 to 2040. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for other cash needs, including improvement of working capital, early repayment of debt or possible cash dividends.

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

Although we currently have no vessels on order, under construction or subject to purchase agreements, we expect to purchase additional vessels from time to time. The delivery of these vessels, or vessels on order, could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations. The delivery of vessels we propose to order or that are on order could be delayed because of, among other things:

●	work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels;

●	changes in governmental regulations or maritime self-regulatory organization standards;

●	lack of raw materials or supply chain issues for vessel parts and components;

●	bankruptcy or other financial crisis of the shipyard building the vessels;

●	our inability to obtain requisite financing or make timely payments;

●	a backlog of orders at the shipyard building the vessels;

●	hostilities, political, health or economic disturbances in the countries where the vessels are being built;

●	weather interference or a catastrophic event, such as a major earthquake, typhoon or fire;

●	our requests for changes to the original vessel specifications;

●	shortages or delays in the receipt of necessary construction materials, such as steel;

●	our inability to obtain requisite permits or approvals;

●	a dispute with the shipyard building the vessels, non-performance of the purchase or construction agreement with respect to a vessel by the seller or the shipyard as applicable;

●	non-performance of the vessel purchase agreement by the seller;

●	our inability to obtain requisite permits, approvals or financings; or

●	damage to or destruction of vessels while being operated by the seller prior to the delivery date.

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

Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they are made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will improve by a significant degree. If charter rates were to remain at depressed levels, future assessments of vessel impairments would be adversely affected. Any impairment charges incurred as a result of further declines in charter rates could have a material adverse impact on the Company’s business, results of operations and financial condition. As at December 31, 2019, we compared the carrying amount of the Company’s vessels to their market values and identified impairment indications for two of its vessels. The Company performed an impairment analysis to estimate the future undiscounted cash flows with respect to each of these vessels. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of December 31, 2019, and, accordingly, no adjustment to the vessels’ carrying values was required.

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

In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on factors, which may include its cargo capacity, speed and bunker consumption, and actual on-hire performance. Pooling arrangements are intended to maximize vessel utilization. However, pooling arrangements are dependent on the spot charter market, in which rates fluctuate. Also, the pool manager requires the prompt payment of up to $0.5 million of vessel working capital upon entry into the pool. Exit from the pool typically requires a minimum of three months’ advance notice to the pool manager. We cannot assure you that entering any of our vessels into a pool will be beneficial to us compared to chartering our vessels outside of a pool. If we participate in, or for any reason our vessels cease to participate in a pooling arrangement, their utilization rates could fall and the amount of additional hire paid could decrease, either of which could have an adverse effect on our business, results of operations and financial condition. We also cannot assure you that if we join a pooling arrangement that we will continue to use the pooling arrangement or whether the pools our vessels could participate in will continue to exist in the future.

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

In addition, Maritime may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of December 31, 2019, Maritime provided commercial management services to one tanker vessel, other than the vessels in our fleet, that was owned or operated by one or more entities affiliated with Mr. Valentis. Such conflicts may have an adverse effect on our business, results of operations and financial condition.

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

We generate a significant part of our revenues in U.S. dollars, but incur costs in other currencies. The difference in currencies could in the future lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies. We have not hedged our exposure to exchange rate fluctuations, and as a result, our U.S. dollar denominated results of operations and financial condition could suffer as exchange rates fluctuate.

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

In 2019 and 2020, a significant portion of Northsea Alpha’s and Northsea Beta’s trading routes occurred in the Mediterranean Sea. In recent years, the number of immigrants attempting to cross the Mediterranean from North Africa to Europe in unseaworthy vessels has increased significantly. Many of the vessels are in such a poor condition that they either capsize and sink, incur engine problems or are otherwise incapacitated en route to Europe. As a result, commercial ships may, if witnessing an immigrant vessel in distress, deviate from the task and course and conduct a salvage operation. Such salvage operation may prove costly in terms of time and resources spent and can thus prove a substantial cost for the commercial vessel and may pose risks to the safety of the crew, vessel and cargo. If we are not able to mitigate this potential exposure, and dependent on the number of such salvage operations which must be carried out in the future, this could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

At any time that our operating cash flows are insufficient to service our debt and other liquidity needs, we may be forced to take actions such as increasing our accounts payable and/or our amounts due to related parties, reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, seeking bankruptcy protection or any combination of the foregoing. For example, on December 16, 2019, we announced the sale of Pyxis Delta, our 2006-built standard MR tanker. We chose the sell our oldest vessel for a number of strategic, operating and financial reasons. Upon closing in January 2020, the net proceeds after commissions of $13.2 million were used to repay $5.7 million of bank debt, reduce accounts payable and amounts due to related parties, and improve working capital. We cannot assure you that any of the actions listed above could be affected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. As of December 31, 2019, our total funded debt outstanding, net of deferred financing costs, aggregated $63.2 million. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions as, among other things, if we are unable to meet our debt obligations or if some other default occurs under our loan agreements, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and foreclose against the collateral vessels securing that debt. Any such action could also result in an impairment of cash flows and our ability to service debt in the future. Further, our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

The market values of tanker vessels are highly volatile, have decreased in the past and may decrease further in the future which may cause the Company to recognize losses if we sell our tankers or record impairments and affect the Company’s ability to comply with its loan covenants and refinance its debt. The fair market values of product tankers have generally experienced high volatility. The fair market values for tankers declined significantly from historically high levels reached in 2008, and are currently slightly above average levels of the past 10 years. You should expect the market value of our vessels to fluctuate. Values for ships can fluctuate substantially over time due to a number of factors, including, among others:

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

The restrictions and covenants in our current and future loan agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. Our current loan agreements contain, and future financing agreements will likely contain, restrictive covenants that prohibit us or our subsidiaries from, among other things:

●	paying dividends under certain circumstances, including if there is a default under the loan agreements or, only with respect to our subsidiary Seventhone Corp. (“Seventhone”), if the ratio of our and our subsidiaries as a group total liabilities to market value adjusted total assets is greater than 65% in the relevant year. As of December 31, 2019, the ratio of total liabilities over the market value of our adjusted total assets was 68%, or 3% higher than the required threshold and therefore Seventhone is not permitted to distribute dividends to us;

●	incurring or guaranteeing indebtedness;

●	charging, pledging or otherwise encumbering our vessels;

●	changing the flag, class, management or ownership of our vessels;

●	utilizing available cash;

●	changing ownership or structure, including through mergers, consolidations, liquidations or dissolutions;

●	making certain investments;

●	entering into a new line of business;

●	changing the commercial and technical management of our vessels;

●	selling, transferring, assigning or changing the beneficial ownership or control of our vessels; and

●	changing the control, or Mr. Valentis maintaining less than 50% ownership, of the corporate guarantor.

In addition, the loan agreements generally contain covenants requiring us, among other things, to ensure that:

●	we maintain minimum liquidity cash balances based on the number of vessels owned and debt service requirements. Our required minimum cash balance as of December 31, 2018 and 2019 was $3.7 million for both periods;

●	our subsidiary Seventhone, maintains a retention account with monthly deposits equal to one-third of the next quarterly principal installment together with the appropriate amount of interest expense due; and

●	the fair market value of the mortgaged vessel plus any additional collateral must be no less than a certain percentage, ranging from 115% to 140%, of outstanding borrowings under the applicable loan agreement, less, in certain loan agreements, any money in respect of the principal outstanding with the credit of any applicable retention account and any free or pledged cash deposits held with the lender in our or its subsidiary’s name.

As a result of the above, we may need to seek permission from our lenders in order to engage in some corporate actions. The lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

Our ability to comply with covenants and restrictions contained in our current and future loan agreements may also be affected by events beyond our control, including prevailing economic, financial and industry conditions. If our cash flow is insufficient to service our current and future indebtedness and to meet our other obligations and commitments, we will be required to adopt one or more alternatives, such as reducing or delaying our business activities, acquisitions, investments, capital expenditures, the payment of dividends or the implementation of our other strategies, refinancing or restructuring our debt obligations, selling vessels or other assets, seeking to raise additional debt or equity capital or seeking bankruptcy protection. However, we may not be able to affect any of these remedies or alternatives on a timely basis, on satisfactory terms or at all, which could lead to events of default under these loan agreements, giving the lenders foreclosure rights on our vessels.

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

London Interbank Offered Rate (“LIBOR”) is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness and obligations. LIBOR has been volatile in the past, with the spread between LIBOR and the U.S. prime lending rate widening significantly at times. Because the interest rates borne by a majority of our outstanding indebtedness fluctuates with changes in LIBOR, significant changes in LIBOR would have a material effect on the amount of interest payable on our debt, which in turn, could have an adverse effect on our financial condition. In order to hedge our variable interest rate exposure, on January 19, 2018, Seventhone entered into an interest rate cap agreement with its lender for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022.

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow. In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us.

Risks Related to Being a Public, Emerging Growth Company

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We expect to remain an “emerging growth company” until December 31, 2020. As an emerging growth company, we are not required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act. Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt-out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt-out is irrevocable. We have elected not to opt-out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, may not adopt the new or revised standard until the time private companies are required to adopt the new or revised standard. This may make comparison of our financial statements with other public companies difficult or impossible because of the potential differences in accountant standards used. Investors may find our securities less attractive because we rely on these provisions. If investors find our securities less attractive as a result, there may be a less active trading market for our securities and prices of the securities may be more volatile.

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

Our shares of common stock have been listed on the NASDAQ since November 2, 2015. We cannot assure you that the public market for our common stock will be active and liquid. The price of shares of our common stock may fluctuate due to a variety of factors, some of which are beyond our control, including:

●	actual or anticipated fluctuations in our periodic results and those of other public companies in the shipping industry;

●	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

●	speculation in the press or investment community, including on-line newsletters, trading platforms and chat-rooms, about our business or the shipping industry generally;

●	mergers and strategic alliances in the shipping industry;

●	market prices and conditions in the shipping industry;
●	evolving investor preferences away from carbon- based companies and towards environmentally friendly or sustainable companies;

●	changes in government regulation;

●	introduction of new technology by the Company or its competitors;

●	commodity prices and in particular prices of oil and natural gas;

●	the ability or willingness of OPEC to set and maintain production levels for oil;

●	oil and gas production levels by non-OPEC countries;

●	potential or actual military conflicts or acts of terrorism;

●	natural disasters affecting the supply chain or use of petroleum products;

●	the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts;

●	the thin trading market for our common stock, which makes it somewhat illiquid;

●	the Company’s capital structure;

●	additions or departures of key personnel;

●	announcements concerning us or our competitors;

●	the general state of the securities market; and

●	domestic and international economic, market and currency factors unrelated to our performance.

These market and industry factors may materially reduce the market price of shares of our common stock, regardless of our operating performance. The seaborne transportation industry has been highly unpredictable and volatile. The market for shares of our common stock may be equally volatile, and has been particularly volatile during the period August to September, 2019 and February, 2020. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than those paid by you in any previous or future offerings.

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

The market price for shares of our common stock could decline as a result of sales by existing stockholders of large numbers of shares of our common stock, including our affiliate Maritime Investors, and the selling stockholders named herein, or as a result of the perception that such sales may occur. Any future sales of shares of our common stock by these stockholders might make it more difficult to us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate.

Reports published by analysts, including projections in those reports that exceed the Company’s actual results, could adversely affect the price and trading volume of the Company’s common stock.

The Company currently expects that securities research firms and analysts will continue to publish their own periodic estimates or projections for the Company’s business. These projections may vary widely and may not accurately predict the results the Company actually achieves. The Company’s share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on the Company downgrades the Company’s stock or publishes inaccurate or unfavorable research about the Company’s business, our share price could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on the Company regularly, our share price or trading volume could decline.

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

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our existing vessels, and subsidiaries we form in the future will own any other vessels we may acquire in the future. All payments under our charters will be made to our subsidiaries. As a result, our ability to meet our financial and other obligations, and to possibly pay dividends in the future, will depend on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of our loan agreements, any financing agreement we may enter into in the future, or by Marshall Islands or Maltese law, which regulates the payment of dividends by our companies. The loan agreement of our subsidiary, Seventhone, prohibits paying any dividends to us unless the ratio of the total liabilities to the market value adjusted total assets (total assets adjusted to reflect the market value of all our vessels) of us and our subsidiaries as a group is 65% or less. As of December 31, 2019, the ratio of total liabilities over the market value of our adjusted total assets was 68%, or 3% higher than the required threshold. If we or Seventhone do not satisfy the 65% requirement or if we or a subsidiary breach a covenant in our loan agreements or any financing agreement we may enter into in the future, such subsidiary may be restricted from paying dividends. If we are unable to obtain funds from our subsidiaries, we will not be able to fund our liquidity needs or pay dividends in the future unless we obtain funds from other sources, which we may not be able to do.

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

Maritime Investors beneficially owns approximately 80.2% of our total outstanding common stock, which may limit stockholders’ ability to influence our actions.

Maritime Investors, a corporation controlled by our Chief Executive Officer, Mr. Valentis, beneficially owns approximately 80.2% of our outstanding common stock. As a result, Maritime Investors has the power to exert considerable influence over our actions through its ability to effectively control matters requiring stockholder approval, including the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether our other stockholders believe that any such transaction is in their or our best interests. For example, Maritime Investors could cause us to consummate a merger or acquisition that increases the amount of our indebtedness or causes us to sell all of our revenue-generating assets. We cannot assure you that the interests of Maritime Investors will coincide with the interests of other stockholders. As a result, the market price of shares of our common stock could be adversely affected.

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

Under the rules of NASDAQ, listed companies are required to maintain a share price of at least $1.00 per share. If the share price declines below $1.00 for a period of 30 consecutive trading days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. If the price of our common stock closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the 180-day timeframe, then our common stock could be delisted. During 2019, we did not receive any deficiency notice from The NASDAQ Stock Market, Inc. but since March 5, 2020, our share price has been lower than $1.00.

A continued decline in the closing price of our common shares on NASDAQ could result in suspension or delisting procedures in respect of our common shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our common shares to investors and constitutes a breach under certain of our credit agreements as well as constitutes an event of default under certain classes of our preferred stock and would cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.

Finally, if the volatility in the market continues or worsens, it could have a further adverse effect on the market price of our common shares, regardless of our operating performance.

Furthermore, as a foreign private issuer, our corporate governance practices are exempt from certain NASDAQ corporate governance requirements applicable to U.S. domestic companies. As a result, our corporate governance practices may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

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

During our 2019 taxable year, we and our ship owning subsidiaries are organized under the laws of the Republic of the Marshall Islands and the laws of the Republic of Malta. The Republic of the Marshall Islands is a country that has in place with the United States of America both an Order affording relief from double taxation in relation to the taxation of income derived from the international operation of ships and aircraft which entered into force on the 11th March 1997 in respect of income derived on or after the 1st January 1997; as well as a Convention for the avoidance of double taxation and prevention of fiscal evasion with respect to taxes on income which entered into force on the 23rd November 2010.

Whilst it was agreed between the Government of the United States of America and the Government of Malta that the provisions of the Convention shall not affect the continued validity and application of the preceding Order, the Convention nevertheless provides that it shall not restrict in any manner any benefit accorded by any other agreement to which the Contracting States are parties.

Under the Order, in accordance with Sections 872(b) and 883(A) of the Internal Revenue Code, the United States of America agreed to exempt from tax gross income derived from the international operation of ships by corporation which are incorporated in Malta. Such exemption is applicable only if the corporation meets one of the following conditions:

(1)	the corporation’s stock is primarily and regularly traded on an established securities market in Malta. another country which grants a reciprocal exemption to U.S. corporations or the United States, or

(2)	more than fifty (50) percent of the value of the corporation’s stock is owned directly or indirectly by individuals who are residents of Malta or of another foreign country which grants an equivalent exemption to U.S. corporations or by a corporation organized in a country which grants an equivalent exemption to U.S. corporations and whose stock is primarily and regularly traded on an established securities market in that country, another country which grants an equivalent exemption to U.S. corporations, or the United States.

The Convention, in turn, under Article 8 dealing specifically with shipping and air transport, sets out the relevant rule to the effect that profits of an enterprise of a contracting state from the operation of ships in international traffic shall be taxable only in that state. The Convention defines the term “enterprise of a Contracting State” to mean an enterprise carried on by a resident of a Contracting State; and under Article 4 the term “resident” is defined to mean any person who, under the laws of that State, is liable to tax therein by reason of his domicile, residence, citizenship, place of management, place of incorporation, or any other criterion of a similar nature.

The Maltese subsidiaries are liable to tax in Malta by reason of their domicile and place of incorporation.

We believe that our Maltese subsidiaries qualify for treaty-based exemption both under the Order, as well as under the Convention. However, in the event that we were to be unable to demonstrate due satisfaction of the conditions for exemption under the Order as set out above, then we would nevertheless enjoy exemption under the Convention.

Accordingly, income earned by our subsidiaries organized under the laws of Malta may qualify for a treaty-based exemption. Income earned by our subsidiaries under the law of the Marshall Islands don’t qualify for a treaty-based exemption. However, we believe that we qualify for the exemption from tax under Section 883 of the Code for the 2019 taxable year and intend to take such position on our returns for the 2019 taxable year. Nevertheless, for the 2020 or any later taxable year, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S.-source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if additional shares of our common stock are issued to new stockholders such that, due to their status or unwillingness to cooperate with certain substantiation and reporting requirements, we no longer satisfy one of the ownership test requirements for qualification. Due to the factual nature of the issues involved, we can give no assurances on the availability of the exemption to us.

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

Our subsidiaries organized under the laws of the Republic of Malta would always benefit from the treaty based exemption since voyages that either begin or end in the United States (characterized by the Code as “U.S.-source shipping income”) would qualify as international transport for purposes of the tax treaty. Furthermore, and in addition to the tax treaty provisions, under article 12(1)(c)(iii)(k) of the Malta Income Tax Act, the profits of a non-resident shipowner as defined in article 28, are exempt from tax in Malta, provided that the country to which such non-resident shipowner belongs extends a similar exemption to shipowners who are not resident in such country but who are resident in Malta. This exemption is therefore extended on a reciprocity basis.

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

Based on our current and projected operations, we do not believe that we (or any of our subsidiaries) were a PFIC in our 2019 taxable year, and we do not expect to become (or any of our subsidiaries to become) a PFIC with respect to the 2020 or any later taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute “passive assets.” There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are (or were in a prior taxable year) a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Pyxis Tankers Inc. We are an international maritime transportation holding company that was incorporated under the laws of the BCA on March 23, 2015, and we maintain our principal place of business at the offices of our ship manager, Pyxis Maritime Corp. (“Maritime”), at 59 K. Karamanli, Maroussi 15125, Athens, Greece. Our telephone number at that address is +30 210 638 0200. Our registered agent in the Marshall Islands is The Trust Company of the Marshall Islands, Inc. located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. Our website is www.pyxistankers.com. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. None of the information contained on those websites is incorporated into or forms a part of this annual report.

We own the vessels in our current fleet through five separate wholly-owned subsidiaries that are incorporated in the Marshall Islands and Malta. We acquired the vessel-owning subsidiaries from affiliates of our founder and Chief Executive Officer in connection with our merger with LookSmart in October 2015. Pursuant to which, LookSmart merged with and into Maritime Technologies Corp. and we commenced trading on the NASDAQ Capital Market under the symbol “PXS”. As part of the merger transactions, LookSmart transferred all of its then existing business, assets and liabilities to its wholly-owned subsidiary, which was spun off to the LookSmart stockholders.

On November 13, 2019, we formally began the sale process for Pyxis Delta. On January 16, 2020, we completed the sale for $13.5 million. The net proceeds from the sale of the vessel were approximately $13.2 million, out of which $5.7 million was used for the prepayment of Pyxis Delta and Pyxis Theta loan facility and $7.5 million for the repayment of our liabilities to our related party (Maritime) and for the repayment of obligations to our trade creditors.

B. Business Overview

Overview

We are an international maritime transportation company focused on the product tanker sector. Our fleet is comprised of five double hull product tankers, which are employed under a mix of spot and medium-term time charters. As of March 23, 2020, our fleet had an average age of 7.8 years, based on dwt, compared to an industry average of approximately 13 years, with a total cargo carrying capacity of 170,019 dwt. We acquired these five vessels in 2015 from affiliates of our founder and Chief Executive Officer, Mr. Eddie Valentis. Three of the vessels in the fleet are medium range (“MR”) tankers, all of which have eco-efficient or eco-modified designs, and two are short-range tanker sister ships. Each of the vessels in the fleet has IMO certifications and is capable of transporting refined petroleum products, such as naphtha, gasoline, jet fuel, kerosene, diesel and fuel oil, as well as other liquid bulk items, such as vegetable oils and organic chemicals.

Our principal objective is to own and operate our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the product tanker sector to maximize our revenues. We intend to expand the fleet through selective acquisitions of modern product tankers, primarily MRs, and to employ our vessels through time charters to creditworthy customers and on the spot market. We intend to continually evaluate the markets in which we operate and, based upon our view of market conditions, adjust our mix of vessel employment by counterparty and stagger our charter expirations. In addition, we may choose to opportunistically direct asset sales or acquisitions when conditions are appropriate. Management is considering the potential sale and / or bareboat charter for Northsea Alpha and Northsea Beta.

The Fleet

The following table provides summary information concerning our fleet as of March 23, 2020:

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of Charter	Charter Rate (per day) (1)	Earliest Redelivery Date
Pyxis Epsilon (2)	SPP* / S. Korea	MR	50,295	2015	Time	$15,350	March 2020
Pyxis Theta (3)	SPP / S. Korea	MR	51,795	2013	Time	$15,375	May 2020
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$15,500	April 2020
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			170,019

(1)	These are gross charter rates and do not reflect any commissions payable.

(2)	As of March 23, 2020, Pyxis Epsilon was temporarily off-hire under her time charter contract in order to perform her scheduled special survey. Any off-hire incurred is an extension to the existing charter party redelivery date.

(3)	Pyxis Theta is contracted with a charterer’s option to extend the charter at a gross rate of $17,500 for a further 12 months (plus / minus 30 days).

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

In the future, we may also place one or more of our vessels in pooling arrangements or on bareboat charters:

●	Pooling Arrangements. In pooling arrangements, vessels are managed by a single pool manager who markets a number of vessels as a single, cohesive fleet and collects, or pools, their net earnings prior to distributing them to the individual owners, typically under a pre-arranged weighting system that recognizes a vessel’s earnings capacity based on various factors. The vessel owner also generally pays commissions on pooling arrangements generally ranging from 1.25% to 5.0% of the earnings.

●	Bareboat Charters. A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer generally provides for all of the vessel’s operating expenses in addition to the voyage costs and assumes all risk of operation. A bareboat charterer will generally be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel, including dry-dockings and insurance.

Our Competitive Strengths

We believe that we possess a number of competitive strengths relative to other product tanker companies, including:

●	High Quality Fleet of Modern Tankers. As of March 23, 2020, our fleet had an average age of 7.8 years, based on dwt, compared to an industry average of approximately 13 years. Our fleet of vessels consists mainly of MR tankers that were built in Korean shipyards. We believe these MR tankers, along with our smaller tankers, provide our customers with high quality and reliable transportation of cargos at competitive operating costs. Owning a modern fleet reduces off-hire time, repairs and maintenance costs, including dry-docking expenses, and improves safety and environmental performance. Also, lenders are attracted to modern, well maintained vessels, which can result in more reasonable terms for secured loans.

●	Established Relationships with Charterers. We have developed long-standing relationships with a number of leading tanker charterers, including major integrated and national oil companies, refiners, international trading firms and large vessel operators, which we believe will benefit us in the future as we continue to grow our business. Our customers have included, among others, Trafigura, BP, SK Energy, Equinor, Total, Petramina, Vitol, ST Shipping (an affiliate of Glencore), Greenergy, Repsol, Petrobras and their respective subsidiaries. We strive to meet high standards of operating performance, achieve cost-efficient operations, reliability and safety in all of our operations and maintain long-term relationships with our customers. We believe that our charterers value our fleet of modern, quality tankers as well as our management team’s industry experience. These attributes should allow us to continue to charter our vessels and expand our fleet.

●	Competitive Cost Structure. Even though we currently operate a relatively small number of vessels, we believe we are very cost competitive as compared to other companies in our industry. For example, during the year ended December 31, 2019, our daily operating costs per vessel were $5,825, while our general and administrative expenses were $1,099 per vessel, per ownership day, excluding non-cash items. This is a result of our fleet profile, our experienced technical and commercial managers as well as the hands-on approach and substantial equity ownership of our management team. Our technical manager, ITM, manages 54 tankers, including our vessels. Our technical and commercial management fees aggregate to approximately $755 per day per vessel, which is competitive within our industry. Our collaborative approach between our management team and our external managers creates a platform that we believe is able to deliver excellent operational results at competitive costs and positions us for further growth.

●	Well-Positioned to Capitalize on Improving Rates. We believe our current fleet is positioned to capitalize when spot and time charter rates improve. As of March 23, 2020, we had three tankers contracted under time charter, one of which is performing a scheduled special survey, and two under spot voyages. As of March 23, 2020, 6% of our fleet’s remaining available days in 2020 were contracted, exclusive of charterers’ options. For any additional tankers we may acquire, we expect to continue to employ our mixed chartering strategy.

●	Experienced Management Team. Our four senior officers, led by our Chairman and Chief Executive Officer, Mr. Valentios Valentis, have combined over 100 years of industry experience in shipping, including vessel ownership, acquisitions, divestitures, newbuildings, dry-dockings and vessel modifications, on-board operations, chartering, technical supervision, corporate management, legal/regulatory, accounting and finance.

Our Business Strategy

Our principal objective is to own, operate and grow our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the tanker sector. Our strategy to achieve this objective includes the following:

●	Maintain High Quality Fleet of Modern Tankers. We intend to maintain a high quality fleet that meets rigorous industry standards and our charterers’ requirements and that has an average age of 10 years or less. We consider our fleet to be high quality based on the specifications to which our vessels were built and the reputation of each of the shipyards that built the vessels. We believe that our customers prefer the better reliability, fewer off-hire days and greater operating efficiency of modern, high quality vessels. Our MR tankers are all eco-efficient and eco-modified designed vessels which offer the benefits of lower bunker consumption and reduced emissions. In addition, we are able to cost-effectively operate standard older MRs. We also intend to maintain the quality of our fleet through ITM’s comprehensive planned maintenance and preventive maintenance programs.

●	Grow the Fleet Opportunistically. We plan to take advantage of what we believe to be attractive asset values in the product tanker sector to expand our fleet through acquisitions. We believe that demand for tankers will expand as trade routes for liquid cargoes continue to evolve to developed markets, such as those in the United States and Europe, and as changes in refinery production patterns in developing countries such as China and India, as well as in the Middle East, contribute to increases in the transportation of refined petroleum products. We believe that a diversified tanker fleet will enable us to serve our customers across the major tanker trade routes and to continue to develop a global presence. We have strong relationships with reputable owners, charterers, banks and shipyards, which we believe will assist us in identifying attractive vessel acquisition opportunities. We intend to focus primarily on the acquisition of IMO II and III class MR tankers of 10 years of age or less, which have been built in Tier 1 Asian shipyards and have modern bunker efficient designs given demands for lower bunker consumption and concerns about environmental emissions. We will also consider acquisitions of newbuild vessels (also called re-sales), which typically have lower operating costs, and of fleets of existing vessels when such acquisitions are accretive to stockholders or provide other strategic or operating advantages to us.

●	Optimize the Operating Efficiency of our Fleet. We evaluate each of our existing and future vessels regarding their operating efficiency, and if we believe it will advance the operation of our fleet and benefit our business, we may make vessel modifications to improve fuel consumption and meet stricter environmental standards. We will consider making such modifications when the vessels complete their charter contracts or undergo scheduled dry-docking, including installation of required of ballast water treatment systems, or with new acquisitions, at the time we acquire them. Among the modifications that we monitor and may make in the future to our vessels include: fitting devices that reduce main engine bunker consumption without reducing available power and speed; fitting devices that improve bunker combustion and therefore bunker consumption for auxiliary equipment; efficient electrical power generation and usage; minimizing hull and propeller frictional losses; systems that allow for optimized routing; and systems that allow for improved maintenance, performance monitoring and management. We refer to vessels that have one or more of these modifications as “eco-modified.” We have evaluated and successfully installed in vessels a variety of technologies and equipment that have resulted in operating efficiencies. For example, we completed modifications on Pyxis Malou during its first special survey that we believe has resulted in our attaining an attractive return on such capital investment in the first year of operation. We also installed a BWTS during her second special survey in order to meet new environmental regulations. We will continue to build on our experience with these and other modifications and seek methods to efficiently improve the operational performance of our vessels while keeping costs competitive and meet full regulatory compliance.

●	Utilize Portfolio Approach for Commercial Employment. We expect to employ the vessels in our fleet under a mix of spot and time charters (with and without profit share), bareboat charters and pooling arrangements. We expect to diversify our charters by customer and staggered duration. In addition, any long-term time charters we enter into with a profit sharing component will offer us some protection when charter rates decrease, while allowing us to share in increased profits in the event rates increase. We believe that this portfolio approach to vessel employment is an integral part of risk management which will provide us a base of stable cash flows while providing us the optionality to take advantage of rising charter rates and market volatility in the spot market.

●	Preserve Strong Safety Record & Commitment to Customer Service and Support. Maritime and ITM have strong histories of complying with rigorous health, safety and environmental protection standards and have excellent vessel safety records. We intend to maintain these high standards in order to provide our customers with a high level of safety, customer service and support.

●	Maintain Financial Flexibility. We intend to maintain financial flexibility to expand our fleet by targeting a balanced capital structure of debt and equity. As part of our risk management policies, we expect to enter into time charters for most of the vessels we acquire, which provide us predictable cash flows for the duration of the charter and attract lower-cost debt financing at more favorable terms. We believe this will allow us to build upon our strong commercial lending relationships and optimize our ability to access the public capital markets to respond opportunistically to changes in our industry and financial market conditions.

Seasonality

For a description of the effect of seasonality on our business, please see “Item 3. Key Information – D. Risk Factors – Product tanker rates fluctuate based on seasonal variations in demand”.

Management of Ship Operations, Administration and Safety

Our executive officers and secretary are employed by and their services are provided by Maritime.

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

The Ship-Management Fees and the Administration Fees are subject to annual adjustments to take into account inflation in Greece or such other country where Maritime was headquartered during the preceding year. Effective January 1, 2020, the Ship-Management Fees and the Administration Fees were increased by 0.26% in line with the average inflation rate in Greece in 2019. We believe these amounts payable to Maritime are very competitive to many of our U.S. publicly listed tanker competitors, especially given our relative size. We anticipate that once our fleet reaches 15 tankers, the fee that we pay to Maritime for its ship management services for vessels in operation will recognize a volume discount in an amount to be determined by the parties at that time.

The Head Management Agreement was automatically renewed on March 23, 2020 for a five-year period and may be terminated by either party on 90 days’ notice prior to March 23, 2025.

For more information on our Head Management Agreement and our ship management agreements with Maritime, please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

Ship Management Agreements with ITM. We outsource the day-to-day technical management of our vessels to an unaffiliated third party, ITM, which has been certified for ISO 9001:2008 and ISO 14001:2004. Each vessel-owning subsidiary that owns a vessel in our fleet under a time or spot charter also typically enters into a separate ship management agreement with ITM. ITM is responsible for all technical management, including crewing, maintenance, repair, dry-dockings and maintaining required vetting approvals. In performing its services, ITM is responsible for operating a management system that complies, and ITM ensures that each vessel and its crew comply, with all applicable health, safety and environmental laws and regulations. In addition to reimbursement of actual vessel related operating costs, we also pay an annual fee to ITM which in 2019 was $155,000 per vessel (equivalent to approximately $425 per day). This fee is reduced to the extent any vessel ITM manages is not fully operational for a time, which is also referred to as any period of “lay-up.”

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

Risk Management and Insurance

General

The operation of any cargo carrying ocean-going vessel embraces a wide variety of risks, including the following:

●	Physical damage to the vessel:

➢	mechanical failure or damage, for example by reason of the seizure of a main engine crankshaft;

➢	physical damage to the vessel by reason of a grounding, collision or fire; and

➢	other physical damage due to crew negligence.

●	Liabilities to third parties:

➢	cargo loss or shortage incurred during the voyage;

➢	damage to third party property, such as during a collision or berthing operation;

➢	personal injury or death to crew and/or passengers sustained due to accident; and

➢	environmental damage, for example arising from marine disasters such as oil spills and other environmental mishaps.

●	Business interruption and war risk or war-like operations:

➢	this would include business interruption, for example by reason of political disturbance, strikes or labor disputes, or physical damage to the vessel and/or crew and cargo resulting from deliberate actions such as piracy, war-like actions between countries, terrorism and malicious acts or vandalism.

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

The following table sets forth information regarding the insurance coverage on our existing fleet as of March 23, 2020.

Type	Aggregate Sum Insured For All Vessels in our Existing Fleet
Hull and Machinery	$171.0 million
War Risk	$171.0 million
Protection and Indemnity (“P&I”)	Pollution liability claims: limited to $1.0 billion per vessel per incident

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

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nevertheless remain uninsured across our fleet are “loss of hire” and “strikes.” We will not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for revenue or “loss of hire” that is not receivable by the ship-owner under the policy. For example, loss of hire risk may be covered on a 14/90/90 basis, with a 14 days’ deductible, 90 days cover per incident and a 90-day overall limit per vessel per year. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods.

Competition

We operate in international markets that are highly competitive. As a general matter, competition is based primarily on the supply and demand of commodities and the number of vessels operating at any given time. We compete for charters, in particular, on the basis of price and vessel location, size, age and condition, as well as the acceptability of the vessel’s operator to the charterer and on our reputation. We will arrange charters for our vessels typically through the use of brokers, who negotiate the terms of the charters based on market conditions. Competition arises primarily from other product tanker owners, including major oil companies as well as independent tanker companies, some of which have substantially greater financial and other resources than we do. Although we believe that no single competitor has a dominant position in the markets in which we compete, the trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which will likely result in greater competition to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Ownership of product tankers is highly fragmented and is divided among publicly listed companies, state-controlled owners and independent shipowners, some of which also have other types of tankers or vessels that carry diverse cargoes. Several of our publicly listed competitors include Scorpio Tankers Inc., Ardmore Shipping Corporation, Diamond S Shipping Inc., International Seaways Inc., and Top Ships Inc.

Customers

We market our vessels and related services to a broad range of customers, including international commodity trading companies and oil, gas, and large shipping companies.

Our significant customers that accounted for more than 10% of our revenues in 2018 and 2019 were as follows:

Charterer	2018	2019
Trafigura Maritime Logistics Pte. Ltd.	23%	71%
Koch Shipping Pte. Ltd.	15%	—
	38%	71%

In addition to these companies, we and our ship manager, Maritime, also have historical and growing chartering relationships with major integrated oil and international trading companies, including BP, SK Energy, Equinor, Total, Petramina, Vitol, Clearlake, ST Shipping (an affiliate of Glencore), Greenergy, Petroineos, Repsol, Petrobras and their respective subsidiaries.

As of December 31, 2019, we did not have any material trade receivable outstanding from any of our customers that accounted more than 10% of our revenues during 2019. We do not believe that we are dependent on any one of our key customers. In the event of a default of a charter by any of our key customers, we could seek to re-employ the vessel in the spot or time charter markets, although the rate could be lower than the charter rate agreed with the defaulting charterer.

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

Overall, seaborne trade in products grew by a compound annual growth rate (CAGR) of 2.9% between 2010 and 2019, rising from 810 to 1,046 million tons. However, product tanker ton-mile demand increased at a CAGR of 2.9% over the same period as geographical shifts in the trade pattern have led to increased trade on long-haul routes. Apart from the U.S., countries such as India and Saudi Arabia have also seen more growth in their products export in the last decade.

Products - Seaborne Trade Index

* Provisional estimate

Source: GTIS, Drewry

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

In terms of vessel supply, products are carried in product tankers, product/chemical tankers and to a limited extent in chemical tankers. Within the context of this report, product tankers include coated and uncoated ships with average tank sizes in excess of 3,000 cubic meters and product/chemical tankers, which are certified by the IMO to transport products, and certain chemicals/edible oils, with average tank sizes of less than 3,000 cubic meters. Chemical tankers are all IMO certified and they normally possess multiple tanks of less than 3,000 cubic meters, which are used almost exclusively to transport bulk liquid chemicals and edible oils. They have therefore been excluded in this report. The fleet trading in products, therefore, consists principally of product tankers and product/chemical tankers. As of February 29, 2020, the total fleet of these two categories amounted to 2,845 ships with a combined capacity of 155.3 million deadweight tons (dwt).

Between 2010 and 2014, fleet growth in these sectors was relatively subdued and this helped to create a tighter balance between vessel supply and demand, which ultimately led to an improvement in freight rates. However, there were other factors which also facilitated the creation of a healthier market, including:

(i)	increased trade due to higher stocking activity and improved demand for oil products
(ii)	longer voyage distances because of refining capacity additions in Asia and the Middle East
(iii)	encouraged by firm freight rates for dirty tankers, product tankers are also carrying crude oil
(iv)	lower bunker prices contributed to higher net earnings

As a result of these developments, the average daily time charter equivalent (TCE) rate for a Medium Range 1 (MR1) product tanker in 2015 was $21,050/day, compared with average of $12,125/day in 2014. Similarly, the average TCE rate for a Medium Range 2 (MR2) product tanker was $20,133/day in 2015, compared with $6,875/day in 2014. On a one-year time charter rate basis, MR1 rates rose from $12,938/day in 2014 to $14,958/day in 2015. For MR2 vessels, the equivalent rates were $14,438/day and $17,271/day, respectively. However, the increase in freight rates encouraged new ordering, and at its highest point in 2016, the ratio of the MR2 product tanker orderbook to the existing global MR2 fleet was 11.7%. Negative market sentiment and newbuild deliveries combined to push the market down, and in 2016, the average one-year time charter rates for an MR2 tanker declined to $15,125/day – a decrease of 12.4% from 2015.

A spate of newbuilding deliveries in 2017 aggravated the situation further for shipowners, and the average one-year time charter rate for a MR2 tanker declined further by 12.8% to average $13,188/ day in 2017. The market remained weak in 2018 and the average time charter rate for these vessels slid marginally to $13,133/day. Nevertheless, the product tanker market bottomed out in the fall of 2018. Vessel earnings surged substantially in the last quarter of 2018 on account of record high demolitions and steady increase in the demand for tankers. In 2019, the increase in product tanker freight rates was driven by a spike in diesel trade before IMO 2020 regulations came into effect on January 1, 2020. Product tanker freight rates surged to multi-year highs in October 2019 on trickle-down effect from crude tanker market, where rates surged after US sanctions on Cosco Shipping Tanker (Dalian) Co, squeezed tonnage supply.

Product Tanker One-Year Time Charter Rates

(US$ Per Day)

	2010-2019			2013	2014	2015	2016	2017	2018	2019
Vessels	Averages	Low	High	Averages	Averages	Averages	Averages	Averages	Averages	Averages
MR1	12,640	9,850	16,500	12,833	12,938	14,958	13,833	11,458	11,646	13,471
MR2	14,141	11,000	19,500	14,246	14,438	17,271	15,125	13,188	13,133	14,667
LR1	14,919	12,500	20,500	13,708	15,188	19,333	17,000	12,979	12,938	16,542
LR2	17,045	12,500	29,500	14,488	15,708	21,688	22,063	15,625	15,125	21,396

Source: Drewry

There is also a vibrant second-hand market for ships and product tankers change hands between owners on a regular basis. Second-hand prices are generally influenced by potential vessel earnings, which in turn are influenced by trends in the supply and demand for shipping capacity. The improvement in freight rates and more positive market sentiment in the period from late 2014 to early 2016 had a beneficial impact on second-hand vessel values. For example, in the winter months of 2015-16, a five-year old MR2 was valued at $27.0 million, compared with $25.0 million in the corresponding month of 2014-15. However, limited access and higher cost of capital, including traditional bank debt, have slowed down sale and purchase activity and resulted in lower vessel valuations; the value of these vessels dropped to $22.0 million by October 2016.

Despite low freight rates in both 2017 and 2018, values for younger vessels of good quality have moved up. The increased activity in the S&P market at historically low vessel values in 2017 and expected recovery in the tanker market were the key factors that drove asset prices in 2018. In 2019, second-hand prices for product tankers continued to climb up in tandem with the recovery in charter rates.

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

The product tanker shipping industry is highly competitive, with vessel earnings sensitive to changes in the demand for and supply of shipping capacity and it is consequently cyclical and volatile in nature. The wider oil tanker market is divided between crude tankers that carry either crude oil or dirty products such as residual fuel oil, product tankers that carry cargoes such as gas oils and gasoline and more sophisticated product/chemical and chemical tankers, which can carry additionally chemicals and vegetable oils and fats. Petroleum products consist of a number of different grades of dirty products (e.g. fuel oil) and different grades of clean products (e.g. gasoline). The basic structure of the tanker shipping market is shown in the following diagram.

Source: Drewry

Demand for tanker shipping is a product of the physical quantity of the cargo (measured in tons) together with the distance the cargo is carried (measured in miles). Generally, demand cycles move in line with developments in the global economy, but other factors such as changes in sources of oil production and refinery capacity, plus movements in oil prices also play a key role.

The volume of oil moved by sea was adversely affected by the global financial crisis of 2008 and 2009, but since then, renewed growth in the world economy and in oil demand has had a positive impact on seaborne trade. Oil demand has benefited from economic growth in Asia, especially in China, where oil consumption increased at a CAGR of 4.8% to 13.6 million barrels per day (mbpd) between 2010 and 2019. World oil demand grew from 88.4 mbpd in 2010 to 100.3 mbpd in 2019 at a CAGR of 1.4%.

World Oil Consumption: 1991-2019

(Million bpd)

Source: IEA, Drewry

COVID-19 outbreak in China and its global spread is posing a serious threat to global economic growth in 2020, which in turn might potentially hurt global oil demand. Although the situation is still highly uncertain at the moment, the contagion is likely to lead to the first year of decline in global oil demand in more than a decade. A weak economic activity coupled with a significant decline in transportation demand is likely to squeeze the global oil demand, which in turn pose risk to refined products and crude oil trade. Similarly, weak economic activity on account of Covid-19 poses risk to the demand and trade of chemicals.

Low per capita oil consumption in developing countries such as China and India compared to the developed world provides scope for higher oil consumption in these economies. Conversely, oil consumption in developed OECD economies has been in decline for much of the last decade. However, this trend was reversed in 2015 because of the positive impact of lower oil prices on demand for products such as gasoline and record new vehicle sales. Oil demand in OECD economies increased at a CAGR of 1.3% from 45.8 mbpd in 2014 to 47.7 mbpd in 2017. In 2018, OECD oil demand further grew by 0.2 mbpd to reach 47.9 mbpd. Consumption increased in the U.S. and some European countries because of higher industrial activity on the back of improving general economic conditions in developed economies. In 2019, OECD oil consumption remained relatively flat compared to 2018.

In 2019, 3,444 million tons of crude oil, products and vegetable oils/chemicals were moved by sea. Of this, crude shipments accounted for 2,102 million tons of cargo, products 1,046 million tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products. During the period 2014-19, the seaborne trade of products and vegetable oils/chemicals increased at an average CAGR of 2.8% – 0.8% higher than the growth in seaborne trade of crude oil during the same period. Additionally, lower growth in trade in 2018 compared with 2017 was due to lower growth in oil demand as well as inventory drawdown. Oil demand grew 1.2% in 2018 compared with 1.8% in 2017. Seaborne trade declined 0.5% yoy to 3.4 bn tons in 2019 on account of lower refinery runs and weaker economic growth. During the period of 2010-19, the seaborne transportation of products and vegetable oils/chemicals increased at an average CAGR of 3.2%, which is highly correlated to average global GDP growth of 3.8% per year during the same period.

World Seaborne Tanker Trade: 2001-2019

	Crude Oil		Oil Products		Chemicals		Total		Global GDP (IMF)
Year	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	% y-o-y
2001	1,751	3.2%	518	3.0%	114	-3.1%	2,382	2.8%	2.3%
2002	1,756	0.3%	519	0.3%	122	7.0%	2,396	0.6%	2.9%
2003	1,860	5.9%	550	6.0%	129	5.9%	2,538	5.9%	3.7%
2004	1,963	5.6%	599	8.8%	141	9.5%	2,703	6.5%	5.0%
2005	1,994	1.6%	646	8.0%	156	10.5%	2,797	3.5%	4.6%
2006	1,996	0.1%	677	4.7%	166	6.5%	2,839	1.5%	5.5%
2007	2,008	0.6%	723	6.8%	176	5.9%	2,907	2.4%	5.6%
2008	2,014	0.3%	765	5.8%	179	1.8%	2,957	1.7%	3.0%
2009	1,928	-4.2%	777	1.6%	185	3.3%	2,889	-2.3%	-0.1%
2010	1,997	3.6%	810	4.3%	197	6.8%	3,004	4.0%	5.4%
2011	1,941	-2.8%	860	6.3%	207	4.7%	3,008	0.1%	4.3%
2012	1,988	2.4%	859	-0.2%	212	2.6%	3,059	1.7%	3.5%
2013	1,920	-3.4%	904	5.3%	252	19.1%	3,077	0.6%	3.5%
2014	1,904	-0.9%	914	1.1%	252	-0.1%	3,070	-0.2%	3.6%
2015	1,974	3.7%	963	5.3%	266	5.4%	3,202	4.3%	3.5%
2016	2,060	4.4%	999	3.8%	267	0.6%	3,327	3.9%	3.4%
2017	2,121	2.9%	1,043	4.3%	283	5.8%	3,447	3.6%	3.8%
2018	2,116	-0.2%	1,055	1.1%	293	3.4%	3,463	0.5%	3.6%
2019	2,102	-0.7%	1,046	-0.8%	296	1.2%	3,444	-0.5%	3.0%
CAGR (2014-2019)	2.0%		2.7%		3.3%		2.3%
CAGR (2010-2019)	0.6%		2.9%		4.6%		1.5%

Source: IMF, GTIS, Drewry

Tanker supply is determined by the size of the existing fleet, measured in terms of dwt. Changes in supply are influenced by a variety of factors such as the size of the existing fleet by number and ship size, the rate of deliveries of new buildings from the vessel orderbook, and the rate of removals from the fleet through scrapping, conversion and regulatory obsolescence. Other factors, such as port congestion and vessel speeds, also influence supply.

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

Types of Product Tanker

Product Tanker Type	Products		Product/Chemical
Sub Types/Size (Dwt)	Long Range 2 (LR2)	80,000+	Long Range 1 (LRI)	55-79,999
	Long Range 1 (LRI)	55-79,999	Medium Range 2 (MR2)	37-54,999
	Medium Range 2 (MR2)	37-54,999	Medium Range 1 (MR1)	25-36,999
	Medium Range 1 (MR1)	25-36,999	Handy	10-24,999
	Handy	10-24,999
Average Tank Size (1)	>3,000 cbm		>3,000 cbm
Tanks (2)	Coated/Uncoated		Coated
IMO Certification (3)	Non IMO		IMO 2/3 & IMO 3
Cargoes Carried (4)	Clean Products		Clean Products
	Dirty Products		Vegetable Oils
Certain chemicals

(1)	Product capable tankers with an average tank size above 3,000 cubic metres (cbm) are deemed to be Product or Product/Chemical tankers. Tankers with an average tank size below 3,000 cbm are deemed to be chemical tankers.
(2)	Type of tank coating. Coated ships includes epoxy, zinc etc, while some chemical tankers have all/part stainless steel tanks.
(3)	International Maritime Organisation (IMO) Certificate of Fitness for the Carriage of Chemicals in Bulk.
(4)	The main cargoes carried by each ship type.

Source: Drewry

Product tankers are employed in the market through a number of different chartering options:

●	A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load port to discharge port basis, subject to various cargo handling terms. Most of these charters are of a single or spot voyage nature. The cost of repositioning the ship to load the next cargo falls outside the charter and is at the cost and discretion of the owner. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

●	A time charter involves the use of the vessel, either for a number of months or years or in few instances, for a trip between specific delivery and redelivery positions. The charterer pays all voyage related costs. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible for the payment of all vessel-operating expenses and capital costs of the vessel.

●	A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. This arrangement constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship’s operating voyage and capital costs are borne by the ship-owner. The freight rate is normally agreed on a per cargo ton basis.

●	A bareboat charter involves the use of a vessel usually over long periods ranging up to several years. All voyage related costs, including vessel fuel, or bunkers, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance are the responsibility of the charterer. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

The basic structure of the products tanker shipping industry and certain major trading routes of product tankers are outlined in the following diagram.

The Product Tanker Shipping Industry

Crude Oil
Refineries
Oil products
Dirty
Clean
Crude tankers carry only crude and fuel oils
Product tankers can switch between clean and dirty products
2,333
Crude tankers
2,845
Product tankers
416.0 MDwt
Crude tankers
155.3 MDwt
Product tankers
Sophisticated product tankers work at the clean end and some can carry chemicals
Crude Tankers
Product Tankers
Product Tankers - Fleet and orderbook by vessel segment, February 2020
In terms of number of ships
In terms of total capacity
LR2 80,000+ Dwt
346 Ships
38 Orderbook
Fleet 38.4 MDwt
Orderbook 4.2 MDwt
LR1 55-79,999 Dwt
379 Ships
2 Orderbook
Fleet 27.8 MDwt
Orderbook 0.2 MDwt
MR2 40-54,999 Dwt
1,739 Ships
103 Orderbook
Fleet 81.3 MDwt
Orderbook 5.1 MDwt
MR1 25-39,999 Dwt
120 Ships
21 Orderbook
Fleet 4.0 MDwt
Orderbook 0.7 MDwt
Handy 10-24,999 Dwt
261 Ships
5 Orderbook
Fleet 3.8 MDwt
Orderbook 0.1 MDwt
MR1
MR2 / LR1
LR1
LR1 /LR2
Europe - Mediterranean
Gasoline
Naphtha
Gas oil
Diesel
North Europe - North America
Gasoline
Middle East - Europe
Gas oil
Jet Fuel
South Korea - Japan
Gas oil
Gasoline
North America - Europe
Diesel
Middle East - Far East
Naphtha
Intra Asia
Gas oil
Naphtha
Caribbean - North America
Gasoline
Naphtha
Gas oil
US - South America
Gas oil
Jet Fuel
South East Asia - Europe
Veg Oils
South America - Asia
Veg Oils

Source: Drewry

Seaborne Trade in Products, Vegetable Oils and Bulk Liquid Chemicals

In 2019, total seaborne trade in products, vegetable oils and fats, and bulk liquid chemicals amounted to 1,289.7 million tons. The development of trade in these cargoes between 2010 and 2019 is shown in the table below.

Seaborne Trade in Products, Vegetable Oils & Fats and Bulk Liquid Chemicals: 2010-2019

(Million Tons)

Sector	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2010-19 CAGR %
Products
Fuel Oil	248.3	259.0	241.3	256.6	247.1	246.3	246.1	253.9	246.9	227.9	-0.9%
Gasoil/Diesel	212.1	230.0	237.6	252.2	259.0	273.7	295.2	311.4	315.4	316.8	4.6%
Gasoline	136.4	147.7	146.2	148.3	149.3	165.8	179.6	184.6	192.8	194.8	4.0%
Kerosene/Jet Fuel	75.5	82.1	79.6	88.3	90.2	95.6	98.3	100.1	102.8	105.2	3.8%
Lubricating Oil	19.1	21.4	22.9	23.1	23.5	27.5	27.3	29.4	29.7	28.7	4.6%
Naphtha	50.8	49.8	49.6	54.2	94.7	96.7	98.6	98.6	94.3	90.8	6.7%
Other/Unknown	67.4	70.4	81.4	81.5	50.6	55.9	58.4	54.1	72.6	67.8	0.1%
Total Products	809.5	860.3	858.7	904.2	914.3	961.5	1,003.6	1,032.0	1,054.5	1,032.1	2.7%
Vegetable Oils & Fats	61.5	63.6	68.7	70.1	72.7	79.8	75.3	81.3	81.9	83.3	3.4%
Bulk Liquid Chemicals	135.6	142.6	142.9	146.5	149.1	154.1	158.8	166.5	172.5	174.4	2.8%
Total	1,006.6	1,066.5	1,070.3	1,120.8	1,136.1	1,195.5	1,237.7	1,279.9	1,308.9	1,289.7	2.8%

Source: GTIS, Drewry

A prime factor driving products trades in the last few years has been developments in E&P activity in the U.S. energy sector. Horizontal drilling and hydraulic fracturing have enabled shale oil deposits in the U.S. to be developed and this has led to a steep rise in U.S. domestic oil production. Between 2010 and 2019, U.S. oil production rose from 5.5 mbpd to 12.2 mbpd. Rising crude oil production also ensured the availability of cheaper feedstocks to local refineries, and as a result, the U.S. became a major net exporter of refined products.

U.S. Crude Oil Production and Refined Petroleum Product Exports to Latin America: Jan 2010-Dec 2019

(Million Barrels Per Day)

Source: JODI, Drewry

In a relatively short span of time, the U.S. has become the largest exporter of refined products in the world, with supplies from the U.S. Gulf Coast terminals heading to most parts of the globe. By way of illustration, the U.S. products exports to Latin America increased at a CAGR of 7.7% per annum during 2010-19 to 1.5 mbpd in 2019. This was due to strong import demand from Latin American countries and the growth in the availability of U.S. products. Most of these exports were carried by MR product tankers, which constitute about 55% of global product tanker fleet capacity and have been the mainstay of seaborne trade in refined petroleum products.

However, lower crude oil prices in 2015 and 2016 adversely impacted U.S. shale oil producers. U.S. crude oil production peaked at 9.6 mbpd in April 2015 and declined thereafter till September 2016. Nevertheless, the production cut by OPEC members from January 2017 came as a relief for domestic producers, and U.S. crude production started increasing; the U.S. became the largest crude producer in September 2018. U. S. crude production increased at a CAGR of 11.5% during 2016-19 to 12.2 mbpd, which has strengthened the country’s position in the global oil market.

The U.S. Products Sector

Crude Oil
Production
2014
8.8 Mb/d
2019
12.2 Mb/d
Imports
2014
7.3 Mb/d
2019
6.8 Mb/d
Input
2014
16.1 Mb/d
2019
19.0 Mb/d
Output
2014
17.6 Mb/d
2019
18.4 Mb/d
Oil products
Refineries
Imports
2014
1.32 Mb/d
2019
1.73 Mb/d
Exports
2014
2.89 Mb/d
2019
5.10 Mb/d
Product Tankers
US product exports
9.1Mb
5.1Mb
Netherlands
4.9Mb
1.7Mb
5.7Mb
2.0Mb
Singapore
7.4Mb
5.5Mb
Colombia
4.2Mb
3.9Mb
Ecuador
6.2Mb
16.0Mb
Brazil
5.7Mb
5.7Mb
Chile
2014
2019

Source: Drewry

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2010 and 2019, refining throughput in OECD Europe declined at a CAGR of 0.1%, whereas throughput in OECD Americas during the same period grew by 0.7% CAGR and in OECD Asia Oceania by 0.2% CAGR. The total OECD refining throughput increased at a CAGR of 0.4% during 2010-19, largely as a result of cutbacks in OECD Europe, while throughput in OECD Americas and OECD Asia Oceania grew. In 2019, refining throughput of OECD countries stood at 38.1 mbpd and accounted for 46.4% of global refinery throughput, down from 49.5% in 2010. Global refinery throughput decline 0.4% in 2019 because of weak oil demand during the year and heavier than normal refinery maintenance in the first half of the year.

Refinery Throughput (1) 2010-2019

(‘000 Barrels Per Day)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
OECD Americas	17,931	17,898	18,190	18,492	18,934	18,850	18,960	19,290	19,400	19,100
OECD Europe	12,265	11,935	11,942	11,304	11,232	11,900	11,920	12,300	12,100	12,200
OECD Asia Oceania	6,697	6,586	6,609	6,720	6,652	6,700	6,890	7,200	7,000	6,800
FSU	6,401	6,592	6,683	6,831	7,069	6,850	6,880	6,880	7,000	6,800
Non-OECD Europe	658	627	587	559	557	500	500	570	600	600
China	8,630	9,041	9,749	10,427	10,864	10,400	10,790	11,830	12,000	13,000
Other Asia	8,598	8,637	8,792	8,588	8,541	10,000	10,380	10,440	10,600	10,500
Latin America	4,678	4,873	4,470	4,589	4,545	4,550	4,200	3,830	3,500	3,200
Middle East	6,164	6,324	6,257	6,202	6,501	6,450	6,810	7,520	8,000	7,800
Africa	2,451	2,168	2,202	2,182	2,255	2,250	2,090	1,920	2,100	2,000
Total	74,471	74,682	75,482	75,894	77,149	78,450	79,420	81,780	82,300	82,000

(1)	The difference between oil consumption and refinery throughput is accounted for by condensates, output gains; direct burning of crude oil and other non-gas liquids.

Source: BP, IEA, Drewry

Asia (excluding China) and the Middle East added over 0.55 mbpd of refinery capacity in 2018, a substantial part of which is destined for international markets, whereas there was no material change in refining capacity in OECD America and OECD Europe. Nearly 0.55 mbpd of new refining capacity in the Middle East and another 0.45 mbpd in Asia (excluding China) came online in 2019, taking the combined new refining capacity in the Middle East and Asia (excluding China) to 1.0 mbpd. As a result of these developments, countries such as India and Saudi Arabia have consolidated their positions as major exporters of products. Export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have promoted long-haul shipments to cater to products demand.

In the products market, there has been growth in U.S. domestic oil production, which ensured greater availability of crude feedstock, rising refinery throughput and the expansion of pipeline infrastructure to make large-scale product exports feasible, particularly of middle distillates from the U.S. Gulf. Average U.S. exports of products have grown from 2.1 mbpd in 2010 to 5.1 mbpd in 2019 at a CAGR of 10.6%. Changes in the U.S., Saudi Arabian and Indian product exports from January 2010 to December 2019 are shown in the following chart.

Oil Product Exports – Major Exporters: Jan 2010-Dec 2019

(Million Barrels Per Day)

Source: JODI, Drewry

Changing Product Trades - Longer Haul Voyages

Source: Drewry

New refining capacity of 2.4 mbpd came online in 2019 and further new refinery capacity of 2.5 mbpd is currently scheduled for both the Middle East and Asia from 2020 to 2024. In the period 2020 to 2022, anticipated additions to refinery capacity on a regional basis amount to 7.0 mbpd, or 6.9% of existing refinery capacity.

Planned Additions to Global Refining Capacity (1)

(Million Barrels Per Day)

(1)	Assumes all announced plans go ahead as scheduled

Source: IEA, Drewry

In developed economies, such as Europe, refinery capacity is on the decline. This trend is likely to continue as refinery development plans are concentrated in areas such as Asia and the Middle East or close to oil producing centers and the majority of the planned refining capacities are export orientated. These new refineries are more competitive as they can process sour (higher sulfur) crude oil and are technically more advanced, as well as more environment friendly compared with existing European refineries. By contrast, Chinese and Indian refinery capacity has grown at faster rates than any other global regions in the last decade, owing to strong domestic oil consumption and the construction of export-orientated refineries. From 2010 to 2019, Chinese refining capacity increased by 60.3% and Indian refining capacity expanded by 34.0%.

China & India – Refining Capacity

(‘000 Barrels Per Day)

Capacity for 2020 to 2024 assumes all announced plans go ahead as scheduled

Source: BP, IEA, Drewry

The trend in product imports of major product importing regions of the world from January 2010 to December2019 is shown in the following chart.

Oil Product Imports – Major Regions: Jan 2010-Dec 2019

(Million Barrels Per Day)

Source: JODI, Drewry

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

Product Tanker Demand

Changes in seaborne product trades and product tanker ton-mile demand in the period 2010 to 2019 are shown in the table given below.

Seaborne Product Trade and Ton Mile Demand: 2010-2019

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2010-19 CAGR %
Products
Trade - Million Tons	809.6	860.3	858.8	904.3	914.3	962.5	999.4	1042.8	1054.5	1046.1	2.9%
Ton Miles - Billion Ton Miles	2,514	2,566	2,586	2,733	2,859	3,023	3,115	3,112	3,213	3,263	2.9%
Avg Haul Length - Miles	3,105	2,983	3,011	3,022	3,127	3,141	3,117	2,984	3,046	3,119	0.1%
Vegetable Oils
Trade - Million Tons	61.5	63.6	68.7	70.1	72.7	79.8	75.3	81.3	81.9	83.3	3.4%
Ton Miles - Billion Ton Miles	263	255	282	297	298	330	312	337	334	340	2.9%
Avg Haul Length - Miles	4,279	4,008	4,107	4,240	4,104	4,138	4,141	4,143	4,078	4,077	-0.5%
Chemicals
Trade - Million Tons	135.6	142.6	142.9	146.5	149.4	154.1	158.8	166.5	172.5	174.4	2.8%
Ton Miles - Billion Ton Miles	475	501	493	490	497	521	555	583	610	635	3.3%
Avg Haul Length - Miles	3,500	3,512	3,453	3,341	3,323	3,380	3,496	3,500	3,536	3,643	0.4%
Total
Trade - Million Tons	1,007	1,067	1,070	1,121	1,136	1,196	1,234	1,291	1,309	1,304	2.9%
Ton Miles - Billion Ton Miles	3,251	3,322	3,361	3,519	3,654	3,875	3,982	4,032	4,157	4,238	3.0%
Avg Haul Length - Miles	3,230	3,115	3,140	3,140	3,215	3,238	3,228	3,124	3,175	3,250	0.1%

Source: GTIS, Drewry

Tanker demand, expressed in terms of ton-miles, can be calculated by multiplying the volume of products carried on the loaded leg (measured in metric tons) by the distance over which it is carried (measured in miles). Based on the ton-mile approach, demand in the product sector increased at a CAGR of 2.9% between 2010 and 2019. In effect, changes in the geographical pattern of product movements have led to changes in average voyage lengths. For example, in 2010, the average loaded voyage length in the product sector was 3,105 miles and it remained mostly flat till 2016. However, because of growth in intra-Asian products trades, average voyage lengths dropped to 2,984 miles in 2017. The changes that have taken place in total product tanker trade and ton-mile demand between 2010 and 2019 are illustrated in the chart below.

Product Tanker - Seaborne Trade and Vessel Demand: 2010-2019

* Provisional estimates

Source: GTIS, Drewry

Changes in the volume of seaborne trade on the main product routes in the period 2010-2019 are shown in the table below. The data in the table substantiates the previous remarks regarding the expansion of export trades from countries such as the US, China and India.

Seaborne Product Trades: 2010-2019

(‘000 Tons)

Exporter	Importer	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	CAGR % 10-19

India	Brazil	2,432	3,079	3,456	2,700	5,149	1,519	294	50	186	856	-11.0%
	Saudi Arabia	906	1,395	4,624	7,050	7,828	3,771	1,092	660	661	646	-3.7%
	Singapore	7,961	9,865	10,882	8,547	7,426	6,223	9,389	13,577	10,460	8,095	0.2%
	United Arab Emirates	7,885	7,134	7,046	4,534	6,940	6,959	8,095	7,985	9,245	9,643	2.3%
	United States	952	1,689	1,377	3,507	4,585	3,428	3,655	3,555	4,125	3,653	16.1%
	Total named routes	20,136	23,161	27,384	26,337	31,929	21,900	22,524	25,827	24,676	22,894	1.4%
Russia	Germany	437	340	662	1,609	3,729	3,310	2,453	2,289	3,126	5,574	32.7%
	Netherlands	16,325	15,741	18,350	18,127	19,107	20,244	16,961	14,619	13,073	27,029	5.8%
	Singapore	3,769	1,999	1,819	836	5,979	5,619	5,726	7,557	4,930	4,976	3.1%
	South Korea	700	852	1,419	2,946	6,156	7,445	3,980	3,504	5,466	5,071	24.6%
	Turkey	10,719	8,944	9,081	6,539	5,041	6,102	6,571	8,176	9,483	7,528	-3.8%
	United States	3,784	6,073	4,491	4,469	5,953	8,426	12,102	8,506	7,226	10,908	12.5%
	Total named routes	35,734	33,949	35,823	34,525	45,965	51,146	47,793	44,651	43,304	61,086	6.1%
Saudi Arabia	Singapore	2,775	4,029	4,200	4,141	5,857	4,466	5,072	4,740	4,735	3,195	1.6%
United Arab Emirates	Singapore	3,140	3,687	4,100	5,782	5,884	6,343	4,785	6,056	5,354	8,872	12.2%
	Total named routes	5,914	7,715	8,300	9,922	11,741	10,809	9,856	10,795	10,089	12,067	8.2%
United States	Brazil	3,434	4,195	5,628	4,891	6,182	4,848	8,558	13,590	11,883	16,020	18.7%
	Chile	3,136	5,356	6,079	5,634	5,727	6,124	6,076	6,265	7,033	5,706	6.9%
	Colombia	3,242	3,159	3,756	5,915	7,384	8,998	6,928	4,667	4,548	5,459	6.0%
	Ecuador	2,873	2,527	2,607	3,442	4,237	4,618	3,908	4,018	3,926	3,838	3.3%
	France	982	2,027	3,186	4,756	4,862	4,747	4,063	3,184	2,506	1,735	6.5%
	Netherlands	7,659	10,552	10,926	10,723	9,134	8,811	7,664	6,113	7,474	5,122	-4.4%
	Panama	4,135	4,917	5,932	6,251	6,819	6,459	4,725	5,202	5,649	6,070	4.4%
	Singapore	6,119	5,954	5,786	6,800	5,703	4,694	4,785	6,056	5,306	1,995	-11.7%
	Total named routes	31,580	38,688	43,899	48,413	50,049	49,299	46,705	49,095	48,325	45,944	4.3%
China	Singapore	4,312	1,811	1,961	3,783	4,160	6,850	10,503	12,297	14,868	14,945	14.8%
	Panama	4,371	5,321	5,019	4,144	3,471	3,276	3,223	3,322	3,187	2,770	-4.9%
	South Korea	883	1,133	1,328	1,539	1,813	2,261	2,017	3,295	2,679	3,079	14.9%
	Vietnam	1,663	1,247	1,272	1,525	1,934	1,902	1,488	1,238	1,755	2,255	3.4%
	Indonesia	2,638	2,865	2,131	2,594	2,096	1,212	936	1,003	737	1,151	-8.8%
	Australia	88	104	196	147	599	1,453	2,472	1,676	2,724	4,125	53.3%
	Total named routes	13,955	12,480	11,908	13,732	14,073	16,954	20,640	22,833	25,949	28,325	8.2%

* Provisional estimates

Source: GTIS, Drewry

Product Tankers –Vessel Types

To recap, within the context of this review, the product capable fleet consists of product tankers and product/chemical tankers, and as such, pure chemical tankers are excluded from the analysis. The product capable fleet can be further divided into the five main size sectors which are shown in the table below.

Product Tanker Types and Main Uses

Class of Tanker	Cargo Capacity (Dwt)	Typical Use
Long Range 2 (LR2)	80,000 +	Short- to medium-haul crude oil and refined petroleum products transportations from the North Sea or West Africa to Europe or the East Coast of the United States, from the Middle East Gulf to the Pacific Rim.

Long Range 1 (LR1)	55,000 - 79,999	Short- to medium-haul crude oil and refined petroleum products transportations worldwide, mostly on regional trade routes.

Medium Range 2 (MR2) Medium Range 1 (MR1)	37,000-54,999 25,000-36,999	Flexible vessels involved in medium-haul petroleum products trades both in the Atlantic Basin and the growing intra-Asian/Middle East/ISC trades.

Small	1,000 - 24,999	Short-haul of mostly refined petroleum products worldwide, usually on local or regional trade routes.

Source: Drewry

Long Range (LR) product tankers are normally classed as either LR1 or LR2 ships depending on their size. They are employed on various routes, but are less flexible than Medium Range (MR) tankers as many ports do not have the facilities to accommodate larger ships. MR tankers carry the majority of products transported by sea as their size allows the greatest flexibility on trade routes and port access. The MR fleet can be divided into MR1, typically sized 25,000 dwt to 36,999 dwt, and MR2 typically sized 37,000 dwt to 54,999 dwt. The smallest product tankers, often referred to as “Handies”, are largely deployed on short-haul routes.

The Product Tanker Fleet

As of February 29, 2020, the product tanker fleet comprised of 2,845 vessels with a combined capacity of 155.3 million dwt. The product tanker fleet by vessel type and size as on February 29, 2020, is shown in the table given below.

The Product Tanker Fleet (1)

Total Product Fleet	Deadweight Tons (Dwt)	Number of Vessels	% of Fleet	Capacity ‘000 Dwt	% of Fleet

Long Range 2 (LR2)	80,000+	346	12.2	38,360	24.7
Long Range 1 (LR1)	55-79,999	379	13.3	27,843	17.9
Medium Range 2 (MR2)	37-54,999	1,739	61.1	81,266	52.3
Medium Range 1 (MR1)	25-36,999	120	4.2	4,010	2.6
Handy	10-24,999	261	9.2	3,827	2.5
Total		2,845	100.0	155,306	100.0

Of Which:

Product Tankers	Deadweight Tons (Dwt)	Number of Vessels	% of Fleet	Capacity ‘000 Dwt	% of Fleet

Long Range 2 (LR2)	80,000+	343	23.1	38,062	42.1
Long Range 1 (LRI)	55-79,999	337	22.7	24,766	27.4
Medium Range 2 (MR2)	37-54,999	451	30.4	20,768	23.0
Medium Range 1 (MR1)	25-36,999	91	6.1	2,987	3.3
Handy	10-24,999	261	17.6	3,827	4.2
Total		1,483	100.0	90,410	100.0

Product/Chemical	Deadweight Tons (Dwt)	Number of Vessels	% of Fleet	Capacity ‘000 Dwt	% of Fleet

Long Range 2 (LR2)	80,000+	3	0.2	298	0.5
Long Range 1 (LRI)	55-79,999	42	3.1	3,076	4.7
Medium Range 2 (MR2)	37-54,999	1,288	94.6	60,498	93.2
Medium Range 1 (MR1)	25-36,999	29	2.1	1,024	1.6
Handy	10-24,999	0	0.0	0	0.0
Total		1,362	100.0	64,896	100.0

(1)	As of February 29, 2020. Excludes U.S. flag vessels

Source: Drewry

Future supply will be affected by the size of the newbuilding orderbook. As of February 29, 2020, there were 169 product and product/chemical tankers on order, equivalent to 5.9% of the existing fleet by units and 6.6% of the existing fleet by dwt. The MR2 orderbook was equivalent to 5.9% of the existing MR2 fleet by units and 6.3% by dwt. The existing orderbook to fleet ratio for product tankers is substantially lower than ~25% in 2009 and ~15% in 2016. A total of 72 vessels (including 49 MR2) were ordered in 2019.

Product Tanker Orderbook (1) and Scheduled Year of Delivery

						Scheduled Year of Delivery
Total Product Fleet		Orderbook		% Fleet		2020		2021		2022+
Vessel Size	Deadweight Tons (Dwt)	No	000 Dwt	No	Dwt	No	000 Dwt	No	000 Dwt	No	000 Dwt
Long Range 2 (LR2)	80,000+	38	4,247	11.0	11.1	13	1,409	20	2,273	5	565
Long Range 1 (LR1)	55-79,999	2	152	0.5	0.5	2	152	0	0	0	0
Medium Range 2 (MR2)	37-54,999	103	5,094	5.9	6.3	52	2,552	44	2,189	7	353
Medium Range 1 (MR1)	25-36,999	21	669	17.5	16.7	11	331	5	164	5	174
Handy	10-24,999	5	75	1.9	2.0	5	75	0	0	0	0
Total		169	10,237	5.9	6.6	83	4,520	69	4,626	17	1,092

Of Which:

		Orderbook		% Fleet		2020		2021		2022+
Product Tankers	Deadweight Tons (Dwt)	No	000 Dwt	No	Dwt	No	000 Dwt	No	000 Dwt	No	000 Dwt
Long Range 2 (LR2)	80,000+	38	4,247	11.1	11.2	13	1,409	20	2,273	5	565
Long Range 1 (LRI)	55-79,999	2	152	0.6	0.6	2	152	0	0	0	0
Medium Range 2 (MR2)	37-54,999	13	656	2.9	3.2	5	252	5	251	3	153
Medium Range 1 (MR1)	25-36,999	1	33	1.1	1.1	1	33	0	0	0	0
Handy	10-24,999	4	51	1.5	1.3	4	51	0	0	0	0
Total		58	5,138	3.9	5.7	25	1,897	25	2,523	8	718

		Orderbook		% Fleet		2020		2021		2022+
Product/Chemical	Deadweight Tons (Dwt)	No	000 Dwt	No	Dwt	No	000 Dwt	No	000 Dwt	No	000 Dwt
Long Range 2 (LR2)	80,000+	0	0	0.0	0.0	0	0	0	0	0	0
Long Range 1 (LRI)	55-79,999	0	0	0.0	0.0	0	0	0	0	0	0
Medium Range 2 (MR2)	37-54,999	90	4,439	7.0	7.3	47	2,300	39	1,938	4	200
Medium Range 1 (MR1)	25-36,999	20	636	69.0	62.1	10	298	5	164	5	174
Handy	10-24,999	1	24	0.0	0.0	1	24	0	0	0	0
Total		111	5,099	8.1	7.9	58	2,623	44	2,102	9	374

(1)	As of February 29, 2020. Excludes U.S. flag vessels

Source: Drewry

Based on the total orderbook and scheduled deliveries as of February 29, 2020, nearly 4.5 million dwt is expected to be delivered in the next 10 months of 2020, 4.6 million dwt in 2021 and 1.1 million dwt in 2022 and beyond. Nearly 52 newbuild MR2 vessels with an aggregate capacity of 2.6 million dwt are expected to join the global product tanker fleet in the next 10 months of 2020. In recent years, however, the orderbook has been affected by the non-delivery of vessels (sometimes referred to as “slippage”), which in certain years has been as high as 35% of the scheduled deliveries. In 2019, the newbuild deliveries of MR2 vessels recorded a slippage of 1% (based on capacity). Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while some were due to vessel cancellations. Slippage is likely to remain an issue going forward and, as such, it will have a moderating effect on product tanker fleet growth in over next two years. The impact of Covid-19 in early 2020 may increase the level of slippage.

Tanker supply is also affected by vessel scrapping or demolition and the removal of vessels through loss and conversion. As a product tanker ages, vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain its “in-class” status. Often, particularly when tankers reach approximately 25 years of age (less in the case of larger vessels), the cost of conducting the class survey and performing required repairs become inefficient. Nearly 51 product tankers with an aggregate capacity of 2.5 million dwt were scrapped in 2018, which is the highest since 2011. Product tanker scrappage was muted in 2019 with only 14 product tankers with an aggregate capacity of 0.9 million dwt scrapped. Scrappage declined in 2019 as charter rates surged. The average age of the product and product/chemical fleet was 11.0 years as of February 29, 2020. The age profile is shown in the following table.

Product and Product/Chemical Fleet – Age Profile (1)

Product	< 5 Yrs	5-10 Yrs	10-15 Yrs	15-20 Yrs	20-25 Yrs	25+ Yrs	Average Age - Yrs
10-24,999 Dwt	10.0%	18.0%	15.7%	9.6%	13.4%	33.3%	19.1
25-36,999 Dwt	2.2%	14.3%	6.6%	39.6%	22.0%	15.4%	18.9
37-54,999 Dwt	0.9%	17.3%	37.7%	28.2%	11.8%	4.2%	14.6
55-79,999 Dwt	14.2%	20.5%	48.1%	15.4%	1.5%	0.3%	10.9
80,000+ Dwt	39.4%	21.9%	26.5%	7.6%	4.4%	0.3%	8.2

Product/Chemical	< 5 Yrs	5-10 Yrs	10-15 Yrs	15-20 Yrs	20-25 Yrs	25+ Yrs	Average Age - Yrs
10-24,999 Dwt	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
25-36,999 Dwt	0.0%	3.4%	27.6%	62.1%	6.9%	0.0%	16.1
37-54,999 Dwt	27.9%	23.3%	34.0%	12.0%	2.8%	0.0%	9.2
55-79,999 Dwt	33.3%	23.8%	35.7%	4.8%	2.4%	0.0%	7.9
80,000+ Dwt	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	15.3

(1)	Based on February 29, 2020 fleet

Source: Drewry

The age profile data indicates that the more sophisticated product/chemical fleet is generally younger than its straight product tanker counterpart. The average age of MR1 and MR2 product tankers is 18.9 and 14.6 years respectively, whereas for product/chemical tankers, the average age of MR1 and MR2 tankers are 16.1 and 9.2 years, respectively. As on February 29, 2020 the average age of global MR2 fleet is 11.9 years. Nearly 37% of the MR1 product tanker fleet is over 20 years of age, and for MR2s, the equivalent figure is 16%. In the product/chemical fleet, 7% of MR1 ships are over 20 years of age and nearly 3.0% of MR2s are aged 20 years or more. Overall, 6.2% of the current MR2 fleet or 108 vessels are aged 20 years or more.

In addition to vessel age, demolitions are also influenced by freight markets. During periods of high freight rates, scrapping activity will decline and the opposite will occur when freight rates are low. This is evident from the chart below, which shows the trend in product tanker demolitions from 2011 to 2018. High levels of demolitions were seen from 2011 to 2014, and this was also a key factor that facilitated the recovery of product tanker freight rates. Scrapping levels declined in 2015 and 2016 due to a stronger freight market and the fact that the age profile of the product fleet was reduced by the influx of newbuildings. In 2017, weak vessel earnings led to increased scrapping activity, and vessels with combined capacity of 1.5 million dwt were sent to the scrapyards, with 13 MR2s demolished. A depressed freight market has stimulated even greater demolitions and an aggregate capacity of 2.5 million dwt (including 21 MR2 vessels with combined capacity of 1.1 million dwt) was scrapped in 2018. Product tanker scrapping came down sharply in 2019 as owners delayed demolitions on account of a surge in charter rates and in anticipation of firm demand after the implementation of IMO 2020. A total of 0.9 million dwt (including 14 MR2 tankers with combined capacity of 0.6 million dwt) of product tankers were scrapped in 2019.

Product Tanker Scrapping: 2012-2019

(‘000 Dwt)

Source: Drewry

Two other important factors are likely to affect product tanker supply in the future. The first is the requirement to retrofit Ballast Water Management Systems (BWTS) to existing vessels. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments. The IMO Ballast Water Management (BWM) Convention contains an environmentally protective numeric standard for the treatment of a ship’s ballast water before it is discharged. This standard, detailed in Regulation ‘D-2’ of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO ‘D-2’ standard is also the standard that has been adopted by the U.S. Coast Guard’s ballast water regulations and the U.S. EPA’s Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. In July 2017, the IMO extended the regulatory requirement of compliance to the BWM Convention from September 8, 2017 to September 8, 2019. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date, and for an MR2 tanker, the retrofit cost could be as much as $1.0 million per vessel, including labor. Expenditure of this kind has become another factor impacting the decision to scrap older vessels after the BWM convention came into effect in September 2019.

The second factor that is likely to impact future vessel supply is the drive to introduce low sulfur fuels. Heavy fuel oil (HFO) has been the main fuel of the shipping industry since many years. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulfur content of HFO is extremely high and it is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (SO2), an important source for acid rain, as well as respiratory diseases. In some port cities, such as Hong Kong, shipping is the largest single source of SO2 emissions, as well as emissions of particulate matter (PM), which are directly tied to the sulfur content of the fuel. One estimate suggests that PM emissions from maritime shipping led to 87,000 premature deaths worldwide in 2012.

The IMO, the governing body of international shipping, has made a concerted effort to diversify the industry away from HFO into cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (ECAs) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea and the English Channel are required to use marine gas oil with allowable sulfur content up to 0.1%.

In order to reduce the emission of air pollutants from ships in key areas of China, the Ministry of Transport issued stricter emission control area regulations in their territorial waters. Beginning on 1 January 2020, ships entering inland waterways, including the Yangtze River and Xijiang River have to adhere to a strict requirement of 0.1% sulfur content. From January 1, 2022, ships will be required to comply with the 0.1% sulfur content requirement when entering the Hainan coastal ECA. In the meantime, China is considering adopting more stringent emission control requirements, such as to implement the 0.1% sulfur content limit requirement in all coastal waters beginning January 1, 2025.

The IMO implemented emission control regulation globally with effect from January 1, 2020. It stipulates that ships sailing outside ECAs will switch to an alternate fuel with permitted sulfur content up to 0.5% or will retrofit scrubbers in order to reduce emission. This has created demand for Very Low Sulfur Fuel Oil (VLSFO) with 0.5% sulfur content. Some owners of large vessels have also opted for scrubber retrofitting on existing ships. As such the emission regulation will be another factor hastening the eventual demolition of older ships. Within the context of the wider market, increased vessel scrapping is a positive development as it helps to counterbalance new ship deliveries and moderates fleet growth.

Implementation of the new bunker fuel regulation, which places a cap on the sulfur content in marine fuel, could be a blessing in disguise for shipowners as it may keep vessel demolitions high until 2021. The price of compliant fuel has been high because of limited availability. The price differential between HSFO (3.5%) and VLSFO (0.5%) has been USD 192 per ton on average year-to-date 2020 (till 19th March). This differential is expected to narrow in the coming months as VLSFO fuel availability and supply chain stabilize. Operating old and inefficient ships will be uneconomical without fitting high-cost scrubbers. Shipowners will prefer to phase out vintage vessels over installing scrubbers, which will further improve supply-demand dynamics of the tanker market. In addition, refiners will enjoy higher margins due to the price differential between low sulfur compliant fuel and HFO. Accordingly, refinery runs are expected to increase to meet the growing demand of compliant marine fuel. Higher refinery runs will create demand for additional crude imports by refiners, which will lead to higher seaborne trade and greater ton-mile demand for product tankers.

As of February 29, 2020, 14.8% of the existing product tanker capable fleet based on capacity (includes Product Tankers and Product/ Chemical tankers) are either already fitted with scrubbers or are awaiting scrubber retrofit. LR2 constitutes the largest proportion with 26.2%, followed by LR1 at 10.0%and MR2 at 12.5%. Altogether, 22.9 mdwt (336 vessels) of product tanker capacity have either scrubber installed on them or will have scrubber retrofitted in coming years. Globally, 4% of the fleet (based on number of vessels) is either fitted with scrubbers or pending scrubber retrofit. Vessels moving out of trade to retrofit scrubbers impede supply growth and support freight rates. The total cost to retrofit an MR2 with a scrubber is estimated to be $1.0-2.0 million.

The IMO has been devising various strategies to reduce greenhouse gases and carbon emissions from ships. According to the latest announcement, the IMO plans to initiate measures to reduce CO2 emissions by at least 40% by 2030 and 70% by 2050 from the level in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 compared to 2008 levels. These are likely to be achieved by setting energy efficiency requirements and encouraging shipowners to use alternative fuels such as biofuels, electro-/synthetic fuels (hydrogen, ammonia, etc.). It may include limiting the speed of ships i.e. slow steaming. Currently there is uncertainty with regard to the exact measures the IMO will undertake to achieve these targets. This uncertainty is deterring shipowners from ordering newbuild vessels as these vessels may have high environmental compliance costs in future.

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

The supply and demand for product tanker capacity influences product tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus more prone to volatility. The chart and table below illustrate changes in the monthly average TCE rates for product tankers in the period from January 2010 to February 2020 for selected representative routes.

Product Tanker Time Charter Equivalent (TCE) Rates: Jan 2010-Feb 2020
(US$/Day – Period Averages)

Source: Drewry

Time Charter Equivalent (TCE) Spot Rates: 2010-February 2020 (1)
(US$/Day – Period Averages)

	MR1	MR2	LR1	LR2
Year Period Average	Med-Med (Clean)	NEW-Caribs/USES (Clean)	AG-Japan (Clean)	AG-Japan (Clean)
2010	8,908	9,875	6,608	11,580
2011	6,750	8,442	2,408	7,515
2012	8,117	7,875	4,800	8,246
2013	9,375	9,142	5,417	8,490
2014	12,125	6,875	8,858	14,283
2015	21,050	20,133	21,742	28,673
2016	11,633	13,200	12,142	14,858
2017	10,386	7,442	7,225	7,936
2018	8,931	6,196	8,082	9,411
2019	13,325	10,739	14,252	18,698
Feb-20	36,448	18,701	22,981	31,609
2010-2019
Averages	11,060	9,992	9,153	12,981
Low	197	1,100	-3,800	-1,252
High	36,448	26,100	35,800	49,945

(1)	TCE rates are based on normal sailing speeds/consumption. In weak freight markets this can theoretically lead to negative rates, but in most cases, this is avoided by reducing sailing speeds and fuel consumption.

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

Charter rates in the tanker sector started to improve in the second half of 2014 as result of low growth in vessel supply and rising vessel demand. In the products sector, a number of other factors combined to push up rates, including:

●	Falling crude oil prices;
●	Increased trade due to higher stocking activity and improved demand for oil products;
●	Longer voyage distances because of refining capacity additions in Asia;
●	Product tankers also carrying crude encouraged by firm charter rates for dirty tankers;
●	Lower bunker prices contributing to higher net earnings; and
●	Freight rates remaining firm throughout 2015, leading to higher revenue and improved profitability for ship-owners.

However, by early 2016 product tanker charter rates were on a decline as newbuilding orders placed in 2013-15 led to a sharp increase in product tanker supply in 2016. Moreover, high levels of newbuilding deliveries of product and product/chemical tankers in 2017 outpaced demand growth and TCE rates declined accordingly. The market remained weak through the fall of 2018 before reflecting signs of improvement in vessel earnings in the latter months of the year. The steep increase in product tanker charter rates in 2019 was driven by a spike in diesel trade before IMO 2020 regulations came into effect on January 1, 2020. The trickle-down effect of the tight crude tanker market after US sanctions on Cosco shipping Tanker (Dalian) Co. pushed product tanker freight rates to multi-year highs towards the end of 2019 and also caused a number of LR2 to trade dirty cargos, thus reducing clean product capacity in the short term.

Product Tanker One Year Time Charter Rates: 2010-Feb 2020

(US$ Per Day – Period Averages)

Source: Drewry

One Year Time Charter Rates: 2010-February 2020

(US$ Per Day – Period Averages)

Year Period Average	MR1	MR2	LR1	LR2
2010	11,038	12,388	14,608	16,333
2011	12,208	13,633	13,767	14,758
2012	12,013	13,325	13,129	13,263
2013	12,833	14,246	13,708	14,488
2014	12,938	14,438	15,188	15,708
2015	14,958	17,271	19,333	21,688
2016	13,833	15,125	17,000	22,063
2017	11,458	13,188	12,979	15,625
2018	11,646	13,133	12,938	15,125
2019	13,471	14,667	16,542	21,396
Feb-20	13,750	15,500	17,000	21,000
2010-2019
Averages	12,640	14,141	14,919	17,045
Low	9,850	11,000	12,500	12,500
High	16,500	19,500	20,500	29,500

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

Size is important in evaluating the relative benefits of eco vessels as smaller ships spend a greater proportion of their trading year in port, where there is little economic benefit between an eco-design and an older or “standard” tanker without added or retrofitted fuel consumption reduction features. Shipbuilders do not provide warranted performance data for eco-ships, but the experience of vessels delivered to date appears to suggest that fuel savings of about 15% over standard tankers are achievable under normal sailings speeds. For an MR2 product tanker, the difference in daily fuel consumption between an eco and a non-eco ship is approximately 15% lower fuel consumption per day, while sailing at design speeds. It also seems to be the case that the first eco ships that were delivered in 2012 are less sophisticated in design than ships delivered post-2015. The eco-designed MR2 vessels generally command a premium of $1,000/day to $1,500/day over non eco-designed counterparts in time charter market. It is estimated that scrubber-fitted MR2 can obtain premium over an eco-designed tanker. However, additional operating and capital costs need to be included to determine return on investment.

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

The table which follow illustrate the trend in newbuilding (NB) prices and second-hand (SH) values (5 years old and 10 years old) for an MR2 product and product/chemical tanker.

MR2 Product & Product/Chemical Tanker

Newbuilding Price & Second-hand Value: 2010-February 2020

(US$ Million)

	MR2
End Year	NB Price	NB Price Average 10-Feb 20	SH Price - 5 Yrs Old	SH Price Average 10-Feb 20	SH Price - 10 Yrs Old	SH Price - 10 Yrs Average 10-Feb 20
2010	36.0	35.1	24.0	26.2	18.0	17.5
2011	36.0	35.1	27.0	26.2	18.0	17.5
2012	33.0	35.1	24.0	26.2	15.0	17.5
2013	35.0	35.1	29.0	26.2	19.0	17.5
2014	37.0	35.1	24.0	26.2	16.0	17.5
2015	36.0	35.1	27.0	26.2	19.0	17.5
2016	32.0	35.1	22.0	26.2	15.0	17.5
2017	33.0	35.1	24.0	26.2	16.0	17.5
2018	36.0	35.1	27.0	26.2	18.0	17.5
2019	36.0	35.1	30.0	26.2	19.0	17.5
Feb-20	36.0	35.1	30.0	26.2	19.0	17.5

Note: Newbuilding prices prior to 2016 and second hand prices are for Tier II vessels, Newbuilding prices from 2016 are for Tier III vessels. Additionally, scrubber installation on an MR2 vessel will be in the range of $1.0 to 2.0. million depending on whether installation occurs on NB or a SH retrofit tankers

Source: Drewry

Newbuilding prices increased significantly between 2003 and 2007 primarily as a result of increased tanker demand. Thereafter, prices weakened in the face of a depressed freight market and lower levels of new ordering. In late 2013, prices started to recover and they continued to edge up slowly during 2014 before falling marginally in late 2015. Moreover, newbuilding prices fell further in 2016 because of excess capacity available at shipyards accompanied with low steel prices. New orders declined on account of diminishing earning potential of oil tankers, and mandatory compliance to Tier III emission for ships ordered on or after January 1, 2016, as well as owners’ limited access to cost-effective capital. However, newbuild prices increased in the range of 5-15% over the last two years mainly on the back of increased steel prices and improved bargaining power of shipyards. In 2018, these prices moved up with the expectation of a recovery in the product tanker market.

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

Vessel values are determined on a daily basis in the sale and purchase (S&P) market, where vessels are sold and bought through specialized sale and purchase brokers who regularly report these transactions to the market. The sale and purchase market for product tankers is transparent and quite liquid, with a large number of vessels changing hands on a regular basis.

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

In late 2013, prices for all modern tankers increased as a result of improvement in freight rates and positive market sentiment and further gains were recorded in 2014 and 2015. However, in 2016, second-hand prices saw a double-digit decline on account of weakening charter rates. For illustration, the second-hand price of a five-year old MR 2 tanker fell by 18.5% from $27.0 million at end-2015 to $ 22.0 million by end-2016. However, the second hand prices started recovery in 2017-18 despite weakness in freight rates as historically low asset prices underpinned demand for modern second-hand vessels ahead of IMO2020. Prices climbed higher further in 2019 in tandem with recovery in freight rates and continued firmness in demand for modern fuel efficient tonnage. For example, the second-hand price of a five-year old MR2 increased by 11.1% in 2019, while that of MR1 increased 8.7% during the same period. The second-hand price for 5 year old MR2 vessels from January 2018 reflects the asset values of first generation Eco-efficient MR2 vessels.

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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

The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III NOx standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The documents of compliance and safety management certificates are renewed as required.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.

Once mid-ocean exchange or ballast ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

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

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future . The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. The effects of these proposals and changes are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business, results of operation and financial condition.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” The effect of this rule is currently unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (the “VGP”) program (which authorizes discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

International Labour Organization

The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. The timing and effect of such action has yet to be determined.

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

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g. , DNV-GL and NKK).

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

Hull and Machinery Insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defence insurance for our fleet. We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

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

The following is a list of our subsidiaries:

Name of Company	Country of Incorporation	Principal Activities	Ownership (%)
SECONDONE CORPORATION LTD	Malta	Ship ownership and operations	100%
THIRDONE CORPORATION LTD.	Malta	Ship ownership and operations	100%
FOURTHONE CORPORATION LTD.	Malta	Ship ownership and operations	100%
SIXTHONE CORP. *	Marshall Islands	Ship ownership and operations	100%
SEVENTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
EIGHTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
MARITIME TECHNOLOGIES CORP.	Delaware	Non-operating subsidiary	100%

* Pyxis Delta was sold to an unaffiliated 3rd party on January 13th, 2020.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

COVID-19 outbreak: the effects of the infectious disease, COVID-19, are rapidly evolving globally and are uncertain. The Company’s business could be adversely affected by this recent outbreak. Any prolonged restrictive measures in order to control the spread of COVID-19 or other adverse public health development in Asia, U.S. or the Company’s targeted markets may have a material and adverse effect on the demand for the Company’s vessels, operations and financial condition.

This section is a discussion of our financial condition and results of operations as of and for the years ended December 31, 2017 2018 and 2019. You should read the following discussion and analysis together with our financial statements and related notes included elsewhere in this Annual Report. This discussion includes forward-looking statements which are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those currently anticipated, expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please read the section entitled “Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors.”

Important Financial and Operational Terms

We use a variety of financial and operational terms and concepts. These include the following:

Voyage Revenues, net

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. Revenues are generated primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. At December 31, 2019, we employed four of our vessels on time charters with the remaining two vessels in our fleet employed in the spot market. Revenues from time charter agreements providing for varying daily rates are accounted as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is recognized from loading of the current spot charter to discharge of the current spot charter as discussed below. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate.

As of January 1, 2018, we adopted Accounting Standard Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606)”. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. We analyzed our contacts with charterers and determined that our spot charters fall under the provisions of ASC 606, while our time charter agreements are lease agreements that fall under the provisions of ASC 842 and that contain certain non-lease components.

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

We assessed our contract with charterers for spot charters and concluded that there is one single performance obligation for each of our spot charters, which is to provide the charterer with a transportation service within a specified time period. In addition, we have concluded that spot charters meet the criteria to recognize revenue over time as the charterer simultaneously receives and consumes the benefits of our performance. The adoption of this standard resulted in a change whereby our method of revenue recognition changed from discharge-to-discharge (assuming a new charter has been agreed before the completion of the previous spot charter) to load-to-discharge. This resulted in no revenue being recognized from discharge of the prior spot charter to loading of the current spot charter and all revenue being recognized from loading of the current spot charter to discharge of the current spot charter. This change results in revenue being recognized later in the voyage, which may cause additional volatility in revenues and earnings between periods. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the spot charter. We have determined that demurrage represents variable consideration and we estimate demurrage at contract inception. Demurrage income estimated, net of address commission, is recognized over the time of the charter as the performance obligation is satisfied.

Under a spot charter, we incur and pay for certain voyage expenses, primarily consisting of brokerage commissions, port and canal costs and bunker consumption, during the spot charter (load-to-discharge) and during the ballast voyage (date of previous discharge to loading, assuming a new charter has been agreed before the completion of the previous spot charter). Before the adoption of ASC 606, all voyage expenses were expensed as incurred, except for brokerage commissions. Brokerage commissions are deferred and amortized over the related voyage period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned. Under ASC 606 and after implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer and contract fulfillment costs, should be capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. We assessed the new guidance and concluded that voyage costs during the ballast voyage represented costs to fulfil a contract which give rise to an asset and should be capitalized and amortized over the spot charter, consistent with the recognition of voyage revenues from spot charter from load-to-discharge, while voyage costs incurred during the spot charter should be expensed as incurred. As of December 31, 2019, deferred contract fulfillment costs were not material. With respect to incremental costs, we have selected to adopt the practical expedient in the guidance and any costs to obtain a contract will be expensed as incurred (for the Company’s spot charters that do not exceed one year). Vessel operating expenses are expensed as incurred.

In addition, pursuant to this standard, and the new Leases standard discussed below, as of January 1, 2018, we elected to present Revenues, net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by us and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying audited consolidated statements of comprehensive loss included elsewhere herein. In this respect, for the year ended December 31, 2017, Revenues, net and Voyage related costs and commissions decreased by $0.2 million, respectively. This reclassification has no impact on our consolidated financial position and results of operations for any of the periods presented.

We do not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

We elected to early adopt the new lease standard “Leases” ASC 842 as of September 30, 2018 with adoption reflected as of January 1, 2018. We adopted the standard by using the modified retrospective method and selected the additional optional transition method. Also, we elected to apply a package of practical expedients under ASC 842, which allowed us, not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. In this respect no cumulative-effect adjustment was recognized to the 2018 opening balance of accumulated deficit. We assessed our new time charter contracts at the adoption date under the new guidance and concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. We concluded that the criteria for not separating the lease and non-lease components of its time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels, is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. Brokerage and address commissions on time charter revenues are deferred and amortized over the related voyage period, to the extent revenue has been deferred, since commissions are earned as revenues earned, and are presented in voyage expenses and as a reduction to voyage revenues, respectively. Vessel operating expenses are expensed as incurred. By taking the practical expedients, existing time charters at January 1, 2018 continued to be accounted for under ASC 840 while new time charters commencing in 2018 and onwards are accounted for under ASC 842. The adoption of ASC 842 had no effect on our consolidated financial position and results of operations for the year ended December 31, 2018.

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

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. We have also incurred interest expense in relation to the $5.0 million promissory note we issued in favor of Maritime Investors. Except for the interest payments under our promissory note and the loan for the Eighthone that are based on fixed rates, the interest rate under our debt agreements is linked to the LIBOR rate. In order to hedge our variable interest rate exposure, on January 19, 2018, we, via one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

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

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenues for the last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include, but are not limited to, exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards and that emerging growth companies are exempt from mandatory auditor rotation.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least $1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of the merger on December 31, 2020; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company on December 31, 2020, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

A. Operating Results

At December 31, 2019, we employed four of the vessels in our fleet on time charters and two vessels were operating in the spot market. Our MR vessels are available to operate the entire year, except for scheduled special surveys and dry-dockings. Due to improving market conditions and lower spot trading activities, especially for our MR’s, the number of non-operating days per year, which represent average time spent off-hire, declined in 2019. If a vessel undergoes a scheduled intermediate survey, or special survey with BWTS installation, the estimated duration is five or 25 days, respectively.

The break-out of revenue by spot and time charters for the years ended December 31, 2017, 2018 and 2019 is reflected below (in thousands of U.S. dollars):

	Year ended December 31, 2017		Year ended December 31, 2018		Year ended December 31, 2019
	Spot	Time	Spot	Time	Spot	Time
Revenues, net	$16,668	$12,911	$16,990	$11,467	$8,142	$19,611

The following table reflects our fleet’s ownership days, available days, operating days, utilization, TCE, average number of vessels, number of vessels at period end, average age and operating expenses in each case, for the years ended December 31, 2017, 2018 and 2019.

	Year ended December 31,
Fleet Operating Data	2017	2018	2019
Ownership days (1)	2,190	2,190	1,925
Available days (2)	2,190	2,154	2,162
Operating days (3)	1,956	1,816	1,925
Utilization % (4)	89.3%	84.3%	89.0%
Daily time charter equivalent rate (5)	$10,795	$9,163	$11,756
Daily vessel operating expenses (6)	$5,827	$5,785	$5,825
Average number of vessels (7)	6.0	6.0	6.0
Number of vessels at period end	6	6	6
Weighted average age of vessels (8)	6.8	7.8	8.8

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily TCE rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.
(6)	Daily vessel operating expenses are direct operating expenses such as crewing, provisions, repairs and maintenance, insurance, deck and engine stores, lubricating oils and tonnage tax divided by ownership days.
(7)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(8)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dwt of each vessel on the total fleet dwt.

The following table reflects the calculation of our daily TCE rates for the years ended December 31, 2017, 2018 and 2019 (in thousands of U.S. dollars, except total operating days and daily TCE rates):

	Year ended December 31,
	2017	2018	2019
Revenues, net	$29,579	$28,457	$27,753
Voyage related costs and commissions	(8,463)	(11,817)	(5,122)
Time charter equivalent revenues *	$21,116	$16,640	$22,631

Total operating days	1,956	1,816	1,925

Daily time charter equivalent rate	$10,795	$9,163	$11,756

* Subject to rounding

The increase in the TCE rate in 2019 over 2018 and 2017 is primarily attributable to stronger freight markets in the product tanker sector, improved vessel utilization and lower spot market chartering activity, which resulted in higher revenues net of voyage related costs and commissions.

Recent Daily Fleet Data:

(In U.S. dollars, except for Utilization %)

		Year ended December 31,
		2017	2018	2019
Eco-Efficient MR2: (2 of our vessels)
	TCE	13,027	10,524	14,337
	Opex	5,838	5,962	5,872
	Utilization %	94.1%	91.8%	100%
Eco-Modified MR2: (1 of our vessels)
	TCE	13,042	12,383	13,410
	Opex	6,433	6,505	6,813
	Utilization %	90.1%	86.6%	99.1%
Standard MR2: (1 of our vessels)
	TCE	12,209	8,887	13,115
	Opex	6,036	6,039	6,092
	Utilization %	99.2%	91.0%	99.7%
Handysize Tankers: (2 of our vessels)
	TCE	5,979	5,844	5,860
	Opex	5,408	5,122	5,150
	Utilization %	79.2%	72.6%	68.1%
Fleet: (6 vessels)
	TCE	10,795	9,163	11,756
	Opex	5,827	5,785	5,825
	Utilization %	89.3%	84.3%	89.0%

As at December 31, 2019 our fleet consisted of two eco-efficient MR2 tankers, Pyxis Theta and Pyxis Epsilon, one eco-modified MR2, Pyxis Malou, one standard MR2 (a non-eco-efficient or eco-modified tanker, which was built prior to 2012), the Pyxis Delta, and two handysize tankers, Northsea Alpha and Northsea Beta. In January 2020, Pyxis Delta was sold to an unrelated third party. During 2017 to 2019, the vessels in our fleet were employed at various occasions under time and spot charters.

Consolidated Statements of Comprehensive Loss for the Fiscal Year Ended December 31, 2018 Compared to the Fiscal Year Ended December 31, 2019

	2018	2019	Change	%
	(In thousands of U.S. dollars)
Revenues, net:	$28,457	$27,753	$(704)	(2.5)%

Expenses:
Voyage related costs and commissions	(11,817)	(5,122)	6,698	(56.7)%
Vessel operating expenses	(12,669)	(12,756)	(87)	0.7%
General and administrative expenses	(2,404)	(2,407)	(3)	0.1%
Management fees, related parties	(720)	(724)	(4)	%
Management fees, other	(930)	(930)	—	—
Amortization of special survey costs	(133)	(240)	(107)	80.5%
Depreciation	(5,500)	(5,320)	180	(3.3)%
Vessel impairment charge	(2,282)	—	2,282	(100.0)%
Loss on vessel held-for-sale	—	(2,756)	(2,756)	n/a
Bad debt provisions	(13)	(26)	(13)	100%
Operating loss	$(8,011)	$(2,528)	$5,483	(68.4)%

Other expenses:
Gain from debt extinguishment	4,306	—	(4,306)	(100)%
Loss from financial derivative	(19)	(27)	(8)	42.1%
Interest and finance costs, net	(4,490)	(5,775)	(1,285)	28.6%
Total other expenses, net	$(203)	$(5,802)	$(5,599)	2,758.1%
Net loss	$(8,214)	$(8,330)	$(116)	1.4%

Revenues, net: Revenues, net, of $27.8 million for the year ended December 31, 2019, represent a decrease of $0.7 million, or 2.5%, from $28.5 million in the comparable period in 2018. We owned six vessels during the year, the same number as in the prior year, with 2,162 available days for revenue generation in 2019 compared to 2,154 available days in 2018. Available days were slightly less in 2018 compared to 2019 due to the scheduled special survey of Pyxis Theta and the drydocking of Pyxis Malou in 2018 while Pyxis Malou performed her scheduled special survey in 2019. Our Handysize tankers operated solely in the spot market during 2018 and 2019 whereas our MR tankers operated both on spot and in the time charter market during both periods.

Revenue from spot voyages in 2019 was $8.1 million, a decrease of $8.9 million from $17.0 million in 2018. Time charter revenue increased by 71.3% or $8.2 million, from $11.5 million in 2018 to $19.7 million in 2019. The slight revenue decrease in 2019 reflected lower levels of spot charter revenue offset by higher time charter activity and revenues as the period market improved and we fixed our MRs on medium term charters.

Voyage related costs and commissions: Voyage related costs and commissions of $5.1 million for the year ended December 31, 2019, represented a decrease of $6.7 million, or 56.8%, from $11.8 million in the comparable period in 2018. The decrease is largely attributable to the number of days that the fleet operated under spot charter. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and the decrease in spot chartering results in a decrease in voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $12.8 million for the year ended December 31, 2019, represented a slight increase of $0.1 million, or 0.8%, from $12.7 million in the comparable period in 2018.

General and administrative expenses: General and administrative expenses were $2.4 million for the year ended December 31, 2019 were stable compared to 2018.

Management fees, related parties: Management fees to Maritime of $0.7 million for the year ended December 31, 2019, were the same in 2018.

Management fees, other: Management fees, payable to ITM of $0.9 million for the year ended December 31, 2019, were the same in 2018.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the year ended December 31, 2019, represented an increase of $0.1 million, or 80.5% compared to the same period in 2018 due to Pyxis Malou’s 10th year second special survey which was performed during the first quarter of 2019.

Depreciation: Depreciation of $5.3 million for the year ended December 31, 2019, a decrease of $0.2 million or 3.3% compared to $5.5 million charged for the 2018 period. The slight decrease is due largely to the impairment charge on Northsea Alpha and Northsea Beta that was recorded in 2018 which reduced the depreciable book value of the vessels, as well as the vessel held-for-sale, which means less depreciable days from the date of classification.

Vessel Impairment Charge: There was no vessel impairment charge for the year ended December 31, 2019 compared to $2.3 million in the prior year. The impairment charges for the year ended December 31, 2018 related to vessels Northsea Alpha and Northsea Beta.

Loss on vessel held-for-sale: The loss on vessel held-for-sale for the year ended December 31, 2019 was $2.8 million. This loss relates to the reclassification on the balance sheet of Pyxis Delta from Fixed Assets, net on the balance sheet to Vessel held-for-sale. Pyxis Delta was sold in January 2020. There was no comparable amount in the year ended December 31, 2018.

Gain from debt extinguishment: Gain from debt extinguishment was zero in 2019 compared to $4.3 million in the prior year. The gain in 2018 was a result of debt discount received for the early prepayment of loans from Commerzbank when Northsea Alpha, Northsea Beta and Pyxis Malou were refinanced in full with Amsterdam Trade Bank, N.V. (“ATB”) in February, 2018.

Interest and finance costs, net: Interest and finance costs, net, for the year ended December 31, 2019, amounted to $5.8 million, compared to $4.5 million in the comparable period in 2018, an increase of $1.3 million, or 28.9%. The increase was attributable mainly to higher LIBOR rates paid on floating rate bank debt compared to the comparable period in 2018 and the refinancing of the loans on four of our vessels at higher interest margins. The overall weighted average interest rate increased to 8.2% in 2019 from 6.0% in the comparable period in 2018.

Consolidated Statements of Comprehensive Loss for the Fiscal Year Ended December 31, 2017 Compared to the Fiscal Year Ended December 31, 2018

	2017	2018	Change	%
	(In thousands of U.S. dollars)
Revenues, net:	$29,579	$28,457	$(1,122)	(3.8)%

Expenses:
Voyage related costs and commissions	(8,463)	(11,817)	(3,354)	39.6%
Vessel operating expenses	(12,761)	(12,669)	92	(0.7)%
General and administrative expenses	(3,188)	(2,404)	(784)	(24.6)%
Management fees, related parties	(712)	(720)	(8)	1.1%
Management fees, other	(930)	(930)	—	—
Amortization of special survey costs	(73)	(133)	(60)	82.2%
Depreciation	(5,567)	(5,500)	67	(1.2)%
Vessel impairment charge	—	(2,282)	(2,282)	—
Bad debt provisions	$(231)	$(13)	$(218)	(94.4)%
Operating loss	(2,346)	(8,011)	(5,665)	241.5%

Other income / (expenses):
Gain from debt extinguishment	—	4,306	4,306	—
Loss from financial derivative	—	(19)	(19)	—
Interest and finance costs, net	(2,897)	(4,490)	(1,593)	55.0%
Total other expenses, net	$(2,897)	$(203)	$(2,694)	(93.0)%

Net loss	$(5,243)	$(8,214)	$(2,971)	56.7%

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

Gain from debt extinguishment: Gain from debt extinguishment in 2018 was $4.3 million compared to zero in the prior year. The gain was a result of debt discount received for the early prepayment of loans from Commerzbank when Northsea Alpha, Northsea Beta and Pyxis Malou were fully refinanced with Amsterdam Trade Bank, N.V. (“ATB”) in February 2018.

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

On March 30, 2018, we filed with the SEC a prospectus supplement to sell up to $2.3 million of common shares through an At-the-Market (“ATM”) offering or similar direct placement. We did not issue any securities under this program, but in November 19, 2018 we amended the prospectus supplement to increase the offering to $3.675 million. During the year ended December 31, 2019 we sold 214,828 common shares at weighted average price per share of $1.65 that resulted in gross proceeds to the Company of approximately $354,000.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters and amounts due to related parties, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. The Company performs regular cash flow projections to evaluate whether it will be in a position to cover its liquidity needs for the next 12-month period and be in compliance with the financial and security collateral cover ratio covenants under its existing debt agreements. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with significant assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, the Company’s management fees, general and administrative expenses, and debt servicing requirements. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations. As of December 31, 2019, the Company had a working capital deficit of $5.3 million, defined as current assets minus current liabilities. As of the filing date of the consolidated financial statements, the Company expects that it will be in a position to cover its liquidity needs for the next 12-month period through cash generated from operations and by managing our working capital requirements, including the amount due to related parties. In addition, the Company may consider the raising of capital including debt, equity securities, joint ventures and / or sale of assets.

Our business is capital intensive and our future success will depend on our ability to maintain a high quality fleet through the acquisition of modern tanker vessels and the selective sale of older tanker vessels. We may pursue a sale or other long-term strategy such as a bareboat charter agreement with purchase option or commitment for Northsea Alpha and Northsea Beta. These acquisitions and dispositions will be principally subject to management’s expectation of future market conditions, our ability to acquire and dispose of tanker vessels on favorable terms as well as access to cost-effective capital on reasonable terms.

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

Working Capital Position

Cash and cash equivalents as of December 31, 2019, amounted to $1.4 million, compared to $0.5 million as of December 31, 2018. We define working capital as current assets minus current liabilities. We had a working capital deficit of $5.3 million as of December 31, 2019, compared to the working capital deficit of $9.2 million as of December 31, 2018. The decrease in our working capital deficit was primarily due to the classification of Pyxis Delta as held-for-sale and its associated debt under current liabilities. The estimated net sales proceeds from the sale of the vessel of $13.2 million were included in current assets while the outstanding debt repayments due on vessel sale of $5.7 million were included in the current portion of long-term debt.

Consolidated Cash Flows information:

Statements of Cash Flows Data	Year ended December 31,
(In millions of U.S. dollars)	2017	2018	2019

Net cash provided by / (used in) operating activities	$3.7	$(2.2)	$5.7
Net cash used in investing activities	$—	$(0.1)	$(0.5)
Net cash used in financing activities	$(2.8)	$(0.2)	$(4.2)

Operating Activities: Net cash provided by operating activities was $5.7 million for 2019, compared to net cash used in operating activities of $2.2 million for 2018. There were a number of factors driving the increase in our net cash from operating activities compared to the prior year. Firstly, revenues, net of voyage costs, increased from $16.6 million in 2018 to $22.6 million in 2019 due to a decrease in the number of spot voyages performed in 2018 and an improving freight market. Secondly, aggregate non-cash amounts, relating largely to depreciation of $5.3 million and loss on vessel held-for-sale in 2019 of $2.8 million, and depreciation of $5.5 million, impairment charges of $2.3 million and a gain on debt extinguishment of $4.3 million in 2018, increased from $4.0 million in 2018 to $8.7 million in 2019. Thirdly, aggregate movements in current assets and liabilities contributed approximately $5.3 million to cash in 2019, largely attributable to a decrease in trade accounts receivable of $1.3 million, an increase of $1.0 million in hire collected in advance and due to related parties of $3.4 million, offset by a net decline of $0.4 million in other assets and liabilities.

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

Investing Activities: Net cash used in investing activities was $0.5 million during 2019 relating to costs incurred for the ballast water treatment system fitted on Pyxis Malou compared to $0.1 million during 2018 related to an advance payment for the aforementioned ballast water treatment system. There was no net cash provided by or used in investing activities for 2017.

Financing Activities: Net cash used in financing activities in 2019 amounted to $4.2 million relating to net proceeds from the issuance of common stock of $0.3 million offset by scheduled debt repayments of $4.5 million.

Net cash used in financing activities in 2018 amounted to $0.2 million. During 2018, the Company received $44.5 million in new loan facilities with ATB and EntrustGlobal and repaid long-term debt of $43.6 million as discussed below, including fully repaying the debt outstanding with Commerzbank and DVB Bank of $26.9 million (before the $4.3 million gain from debt extinguishment) and $16.0 million, respectively. Financing costs of $0.9 million were paid in relation to the new loan facilities during 2018 and $0.3 million of cash received from issuing common stock during 2018 was offset by $0.4 million payment of costs related to the filing of the Universal Shelf Registration Statement under Form F-3 and the ATM program in 2018.

Indebtedness

Our vessel-owning subsidiaries, as borrowers, entered into loan agreements in connection with the purchase of each of the vessels in our fleet. As of December 31, 2019, our vessel-owning subsidiaries had outstanding borrowings under the following loan agreements:

●	SECONDONE CORP. (“Secondone”) (which owns Northsea Alpha), THIRDONE CORP. (“Thirdone”) (which owns Northsea Beta) and FOURTHONE CORP. (“Fourthone”) (which owns Pyxis Malou) refinanced existing indebtedness of $26.9 million on February 28, 2018 under the Secondone, Thirdone and Fourthone loan agreements utilizing a new 5-year secured term loan of $20.5 million with Amsterdam Trade Bank N.V., and cash of $2.1 million. The remaining balance of approximately $4.3 million was written-off by the previous lender at closing and was recorded as gain from debt extinguishment in the first quarter of 2018. The new loan bears interest at LIBOR plus a margin of 4.65% per annum, and matures in February 2023. The loan is repayable in quarterly installments and a balloon payment. Standard loan covenants include, amongst others, a minimum loan to value ratio and liquidity. As a condition subsequent to the execution of this loan agreement, the borrowers, Secondone, Thirdone and Fourthone, proceeded with all required procedures for their re-domiciliation to the jurisdiction of the Republic of Malta. The re-domiciliation became effective on March 1, 2018 and the borrowers were renamed to Secondone Corporation Ltd., Thirdone Corporation Ltd. and Fourthone Corporation Ltd., respectively. The loan is secured by, among other things as set forth below, joint-and-several first preferred mortgages relating to Northsea Alpha, Northsea Beta and Pyxis Malou. As of December 31, 2018 and 2019, the aggregate outstanding balance of the loans relating to these vessels was $19.3 million and $17.4 million, respectively.

●	SIXTHONE CORP. (“Sixthone”) (which owns Pyxis Delta), and SEVENTHONE CORP. (“Seventhone”) (which owns Pyxis Theta), jointly and severally entered into a loan agreement on October 12, 2012, as subsequently amended and supplemented, with Hamburg Commercial Bank (“HCOB”) (previously known as HSH Nordbank AG) providing for a loan facility up to $37.3 million. In February 2013, Sixthone drew down an amount of $13.5 million and, in September 2013, Seventhone drew down an amount of $21.3 million (“Tranche A” and “Tranche B”, respectively). The loan bears interest at LIBOR plus a margin of 3.35% per year. Under the original agreement, the tranche relating to Sixthone matured in May 2017 and the tranche relating to Seventhone matured in September 2018. On September 29, 2016, we agreed with the lender of Sixthone to extend the maturity of Tranche A from May 2017 to September 2018, under the same amortization schedule and applicable margin. In addition, on June 6, 2017, HCOB agreed to further extend the maturity of the respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization profile. The loan is repayable in quarterly installments and a balloon payment. The loan is secured by, among other things as set forth below, joint-and-several first preferred mortgages relating to Pyxis Delta and Pyxis Theta. As of December 31, 2018 and 2019, the aggregate outstanding balance of the loan relating to these vessels was $20.1 million and $17.5 million, respectively. Following the sale of Delta in January, 2020, the outstanding loan tranche of $4.0 million related to Sixthone was repaid in full and a prepayment of $1.6 million was paid against the outstanding loan tranche of Seventhone. Following these payments, the debt outstanding under the facility was $11.8 million.

●	EIGHTHONE CORP. (“Eighthone”), (which owns Pyxis Epsilon), entered into a new $24.0 million loan agreement with Wilmington Trust National Association on September 27, 2018 for the purpose of refinancing the outstanding indebtedness with DVB Bank SE. The loan facility bears an interest rate of 11.0% per annum and matures in September 2023. Fees are payable upon early prepayment or on final repayment of outstanding principal, subject to certain conditions or events being met. The principal obligation amortizes in 18 quarterly installments that started on March 29, 2019, equal to the lower of $0.4 million and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. The facility is secured by, among other things as set forth below, a first priority mortgage relating to Pyxis Epsilon. As of December 31, 2018 and 2019, the aggregate outstanding balance of the loan relating to Pyxis Epsilon was $24.0 million.

Each of the loan agreements referenced above is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings, and guaranteed by the parent company. In addition, certain of our loan agreements and guarantees require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that:

●	the certain vessel-owning subsidiaries that are a borrower under the respective loan agreement must maintain pledged deposits equal to a specified dollar amount;

●	we must maintain minimum liquidity of between $0.3 million and $0.85 million per vessel;

●	certain of our vessel-owning subsidiaries maintain a retention account with monthly deposits equal to one-third of the next principal installment together with the appropriate percentage of interest next due;

●	the fair market value of the mortgaged vessel plus any additional collateral must be no less than a certain percentage, ranging from 115% to 140%, of outstanding borrowings under the applicable loan agreement, less, in certain loan agreements, any money in respect of the principal standing to the credit of the retention account and any free or pledged cash deposits held with the lender in our or its subsidiary’s name (the minimum security collateral cover or “MSC”); and

●	for the HCOB credit facility, the total liabilities to market value adjusted total assets ratio should not exceed 65% in order for the relevant vessel-owning companies to proceed with dividend distributions. As of December 31, 2019, the ratio of total liabilities to market value adjusted total assets was 68%, or 3% higher than the required threshold. Until such time as the ratio of total liabilities to market value adjusted total assets falls below the 65% threshold, the borrowers under the credit facility, Sixthone and Seventhone, will be unable to pay any dividend or make any other form of distribution.

The events of default under our loan documents generally include provisions relating to events of default, such as:

●	the non-payment on the due date of any amount under the loan agreements or any related document;

●	the breach of any covenant or undertaking or failure to provide additional security as required;

●	any untrue or incorrect representation or warranty; and

●	any cross-default.

As of December 31, 2019, we were in compliance with all of our financial covenants with respect to our loan agreements and there was no amount available to be drawn down under our existing loan agreements.

As discussed above, with the exception of the Eighthone loan, our loan interest rates payable are calculated at LIBOR plus a margin, and hence we are exposed to movements in LIBOR. In order to hedge our variable interest rate exposure, on January 19, 2018, Seventhone entered into an interest rate cap agreement with its lender for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. At inception, Seventhone paid $0.05 million to enter into the interest rate cap which at December 31, 2019 had a fair value of $0.0 million.

Amended and Restated Promissory Note

On October 28, 2015, we and Maritime Investors entered into a promissory note, which as subsequently amended and supplemented, has an outstanding principal balance of $5.0 million payable on a quarterly basis at an annual interest rate of 9.0%, of which 4.5% is payable in cash and 4.5% in restricted common stock. Please refer to “Item 7 – Related Party Transactions” below for more information” and “Note 3 – Transaction with related parties” to our consolidated financial statements included in this Annual Report.

Major Capital Expenditures

In January 2018, $0.3 million was paid for certain work carried out on Pyxis Malou in advance of her dry docking scheduled in early 2019 and in September 2018, $0.3 million was paid for the scheduled first fifth year special survey of Pyxis Theta.

During 2019, $0.8 million was paid for carrying out the scheduled 2nd special survey of Pyxis Malou during the first quarter of 2019 as well as installing a BWTS during the special survey.

During the first half of 2020, Pyxis Epsilon is scheduled to undergo her first special survey and BWTS installation at an estimated aggregate cost of $1.0 million as well as Northsea Alpha and Northsea Beta will undergo their second special surveys at an estimated cost of $0.4 million each.

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

We determine cash flow projections by considering the:

●	estimated vessel utilization ranging from 75.0% and 98.6%, depending on the vessel type and whether the vessel is operating on spot or under time charter;

●	charter revenues from existing time charters for the fixed fleet days, and an estimated daily time charter equivalent using independent market analysts’ estimates for similar vessels for the unfixed days over the remaining period until the end of the 12-month period, net of our recent historical data on vessel operating expenses, management fees and general and administrative expenses; and

●	estimated cost of scheduled intermediate and special survey dry-dockings.

As of December 31, 2019, we had a working capital deficit of $5.3 million, defined as current assets minus current liabilities. We considered such deficit in conjunction with the future market prospects and potential future financings. As of the filing date of this Annual Report, we believe that we will be in a position to cover our liquidity needs for the next 12-month period through operating cash flows, management of working capital, sale of assets, refinancing indebtedness or raising additional equity capital, or a combination thereof. We believe that we will be in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements for the next 12-month period.

Vessel Impairment

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. We record impairment losses only when events occur that cause us to believe that future cash flows for any individual vessel (which is considered a cash generating unit) will be less than its carrying value. The carrying amounts of vessels held and used by us are reviewed accordingly for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In these instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and our eventual disposition is less than the vessel’s carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. As of December 31, 2018, our fleet was independently valued at $103.4 million based on the average of appraisals from two internationally recognized maritime brokers. On a similar basis, but excluding the Pyxis Delta, our fleet was valued at $92.1 million at December 31, 2019.

As of December 31, 2017, we obtained market valuations for all of our vessels from reputable marine appraisers. Based on these valuations, we identified impairment indications for certain of our vessels. More specifically, the market values of these vessels were, in aggregate, $8.3 million lower than their carrying values, including any unamortized deferred charges relating to special survey costs, as of December 31, 2017. In this respect, we performed an impairment analysis to estimate the future undiscounted cash flows related to each of these vessels. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of December 31, 2017, and accordingly, no adjustment to the vessels’ carrying values was required.

As of December 31, 2018, we obtained market valuations for all of our vessels from reputable marine appraisers. Based on these valuations, we identified impairment indications for all of our vessels, except for Pyxis Epsilon. More specifically, the market values of these vessels were, in aggregate, $10 million lower than their carrying values, including any unamortized deferred charges relating to special survey costs, as of December 31, 2018. In this respect, we performed an impairment analysis to estimate the future undiscounted cash flows related to each of these vessels. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of December 31, 2018 with the exception of Northsea Alpha and Northsea Beta. A total impairment charge of $0.7 million was recorded at December 31, 2018, all of which was charged against vessels, net on the balance sheet. This impairment charge was in addition to the $1.6 million impairment charge recorded in the first quarter, 2018 relating to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their fair values following the impairment analysis carried out for the fleet at March 31, 2018. The aggregate non-cash impairment charges for the Handysize vessels in 2018 was approximately $2.3 million.

As of December 31, 2019, we obtained market valuations for all of our vessels from reputable marine appraisers. Based on these valuations, we identified impairment indications for two of our vessels. More specifically, the market values of these vessels were, in aggregate, $3.4 million lower than their carrying values, including any unamortized deferred charges relating to special survey costs, as of December 31, 2019. In this respect, we performed an impairment analysis to estimate the future undiscounted cash flows for each of these vessels. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of December 31, 2019, and accordingly, no adjustment to the vessels’ carrying values was required.

For the purposes of the impairment test in 2019, we determine future undiscounted net operating cash flows for each vessel and compare it to the vessel’s carrying value. The future undiscounted net operating cash flows are determined by considering the:

●	estimated vessel utilization of 75.0% to 98.6% (depending on the type of the vessel) for the first year and 70.0% to 93.0%, including scheduled off-hire days for planned dry-dockings and vessel surveys, for the years thereafter, based on historical experience;

●	estimated vessel scrap value at $300 per lightweight ton;

●	charter revenues from existing time charters for the fixed fleet days and the most recent seven year historical average time charter rates, where available, for similar vessels for the unfixed days over the remaining estimated useful life of the vessel, net of our recent historical data on vessel operating expenses;

●	estimated cost of scheduled intermediate and special survey dry-dockings; and

●	inflationary factor for vessel operating expenses and dry-docking costs of 2.0% per year.

When the estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, we compare the carrying value to the vessel’s fair value. If the fair market value is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value, by recording a charge to operations.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, these assumptions are highly subjective. For example, we determined future undiscounted net operating cash flows, in part, based on the average gross one-year time charter equivalent rate for the most recent seven-year period. This seven-year period represents a reasonable amount of time in which a substantial portion of the worldwide product tankers newbuilding orderbook was delivered and the global economic conditions gradually improved from the recession of 2008-09. Historically, actual freight rates, which have experienced wide spreads between peaks and troughs, industry costs and scrap prices have been volatile, and long-term estimates may differ considerably. There can be no assurance as to how long charter rates and vessel values will remain at their present levels or whether they will change by any significant degree.

Vessel Lives and Depreciation

We depreciate our vessels on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of its initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value at the date of the vessel’s acquisition, which is estimated at $300 per lightweight ton, which our management believes is common in the shipping industry. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the supply and demand dynamics characterizing the product tanker market at any given time. The product tanker industry has been highly cyclical in recent years, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for products and tanker capacity. The Company’s business could be materially and adversely affected by the risks, or the public perception of the risks and travel restrictions related to the COVID-19 pandemic. The Company is unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results. For other trends affecting our business please see other discussions in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”.

E. Off-Balance Sheet Arrangements.

We do not have any off-balance sheet arrangements as of the date of this Annual Report.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2019.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands of U.S. dollars)
Loan agreements - principal (1)	$58,919	$8,866	$15,283	$34,770	$—
Interest on loans (2)	$16,588	$4,882	$8,873	$2,833	$—
Promissory note - principal (3)	$5,000	$—	$—	$5,000	$—
Interest on promissory note (3)	$1,819	$451	$900	$468	$—
Technical management agreements – ITM (4)	$232	$232	$—	$—	$—
Ship management agreements – Maritime (5)	$181	$181	$—	$—	$—
Administrative services – Maritime (6)	$370	$370	$—	$—	$—
Total	$83,109	$14,982	$25,056	$43,071	$—

(1)	Secondone, Thirdone and Fourthone, together, Sixthone and Seventhone, together, and Eighthone, independently, entered into loan agreements with lenders, for which the vessels they own are mortgaged as collateral. Please read “– Liquidity and Capital Resources – Indebtedness” above for more information. During December 2019, the Company entered into an agreement to sell Pyxis Delta, an MR owned by Sixthone. The associated debt outstanding relating to Pyxis Delta as at December 31, 2019 has been reflected in the table above as payable within one year. However, upon receipt of the net sale proceeds in January 2020, the scheduled principal payments for 2020 will be $3,192.
(2)	Assumes scheduled loan principal amortization as described above, based on an average 3-month LIBOR rate of 1.91% plus the applicable margin over LIBOR for the entire duration of the existing loan agreements. Please also read “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Promissory Note Issued to Maritime Investors” for more information.
(3)	On October 28, 2015, we and Maritime Investors entered into a promissory note, which as subsequently amended and supplemented, has an outstanding principal balance of $5.0 million payable on a quarterly basis at an annual interest rate of 9.0%, of which 4.5% is payable in cash and 4.5% in restricted common stock. Please refer to “Item 7 – Related Party Transactions” below for more information.
(4)	The technical management agreements with ITM can be cancelled by us for any reason at any time upon three months’ advance notice, but neither party can cancel the agreement, other than for specified reasons, until 18 months after the initial effective date of the ship management agreement. As of December 31, 2019, all such agreements were cancelable upon three months’ advance notice.
(5)	The management agreements relating to the vessels had initial terms of five years. The initial terms of these agreements expired on December 31, 2015 with respect to Northsea Alpha, Northsea Beta and Pyxis Delta, on December 31, 2017 with respect to Pyxis Theta and on December 31, 2018 with respect to Pyxis Epsilon and Pyxis Malou. Following the initial terms, the management agreements were automatically renewed by the terms of the agreement for consecutive five year periods and may be terminated by either party on three months’ notice.
(6)	Pursuant to our Head Management Agreement, as amended, administrative services are contracted to be provided through March 23, 2025.

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

Name	Age	Position
Eddie Valentis	53	Chairman, Chief Executive Officer and Class I Director
Henry P. Williams	64	Chief Financial Officer and Treasurer
Konstantinos Lytras	55	Chief Operating Officer and Secretary
Robin P. Das	46	Class III Director
Basil G. Mavroleon	71	Class III Director
Aristides J. Pittas	60	Class II Director

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

Konstantinos Lytras has served as our Chief Operating Officer since our inception and as our Secretary since October 15, 2018. Mr. Lytras has also served as Maritime’s Financial Director since 2008. Prior to joining Maritime, from 2007 through 2008, Mr. Lytras served as Managing Director and Co-Founder of Navbulk Shipping S.A., a start-up shipping company focused on dry bulk vessels. From 2002 through 2007, Mr. Lytras worked as Financial Director of Neptune Lines Shipping and Managing Enterprises S.A. Mr. Lytras served as Financial Controller of Dioryx Maritime Corp. and Liquimar Tankers Management Inc. from 1996 through 2002. Mr. Lytras worked as a Financial Assistant from 1992 to 1994 at Inchcape Shipping Services Ltd. Mr. Lytras earned a B.A. in Business Administration from Technological Institute of Piraeus and a B.S. in Economics from the University of Athens.

Robin P. Das serves as a Class III director. Mr. Das has worked in shipping finance and investment banking since 1995. He is the founder and has been a director of Auld Partners Ltd, a boutique shipping and finance focused advisory firm, since 2013. From 2011 to 2012, Mr. Das was Managing Director (partner) of Navigos Capital Management LLC, an asset management firm established to focus on the shipping sector. From 2005 until 2011, Mr. Das was Global Head of Shipping at HSH Nordbank AG, then the largest lender globally to the shipping industry. Before joining HSH Nordbank AG in 2005, he was Head of Shipping at WestLB and prior to that time, Mr. Das was joint Head of European Shipping at J.P. Morgan. Since October 2016, Mr. Das also serves as director of Nimrod Sea Assets Limited (LSE:NSA), which invests in marine assets associated with the offshore oil and gas industry. Mr. Das holds a BSc (Honours) degree from the University of Strathclyde.

Basil G. Mavroleon serves as a Class III director. Mr. Mavroleon has been in the shipping industry for 45 years. Since 1970, Mr. Mavroleon has worked for Charles R. Weber Company, Inc., one of the oldest and largest tanker brokerages and marine consultants in the United States. Mr. Mavroleon was Managing Director of Charles R. Weber Company, Inc. for 25 years and Manager of the Projects Group for five years, from 2009 until 2013. Mr. Mavroleon currently serves as Managing Director of WeberSeas (Hellas) S.A., a comprehensive sale and purchase, newbuilding, marine projects and ship finance brokerage based in Athens, Greece. He is a Director of Genco Shipping and Trading Limited (NYSE: GNK), a company engaged in the shipping business focused on the drybulk industry spot market. Since its inception in 2003 through its liquidation in 2005, Mr. Mavroleon served as Chairman of Azimuth Fund Management (Jersey) Limited, a hedge fund that invested in tanker freight forward agreements and derivatives. Mr. Mavroleon is on the board of the Associate Membership Committee of INTERTANKO, is on the Advisory Board of NAMMA (North American Maritime Ministry Association), is Director Emeritus of NAMEPA (North American Marine Environmental Protection Association), and the Chairman of the New York World Scale Committee (NYC) INC. Mr. Mavroleon was educated at Windham College, Putney Vermont.

Aristides J. Pittas serves as a Class II Director. Mr. Pittas has more than 30 years of shipping industry experience. Since 2005, he has been a member of the board of directors and the Chairman and Chief Executive Officer of Euroseas Ltd. (NASDAQ: ESEA) (“Euroseas”), an independent shipping company that operates in the drybulk and container shipping industry. Since 1997, Mr. Pittas has also been the President of Eurochart S.A., Euroseas’ affiliate, which is a shipbroking company specializing in chartering, selling and purchasing ships. Since 1995, Mr. Pittas has been the President and Managing Director of Eurobulk Ltd., Euroseas’ affiliated ship management company. Eurobulk Ltd. is a ship management company that provides ocean transportation services. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle Upon Tyne and a M.Sc. in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

Family Relationships

There are no familial relationships among any of our executive officers or directors.

B. Compensation

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

Equity Incentive Plan

On October 28, 2015, we adopted the Pyxis Tankers Inc. 2015 equity incentive plan (the “EIP”), which entitles our and our subsidiaries’ and affiliates’ employees, officers and directors, as well as consultants and service providers to us (including persons who are employed by or provide services to any entity that is itself a consultant or service provider) and our subsidiaries (including employees of Maritime, our affiliated ship manager), to receive stock options, stock appreciation rights, restricted stock grants, restricted stock units, unrestricted stock grants, other equity-based or equity-related awards, and dividend equivalents. We summarize below the material terms of the EIP.

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

C. Board Practices

Our board of directors consists of four directors, three of whom, Robin P. Das, Basil G. Mavroleon and Aristides J. Pittas, have been determined by our board of directors to be independent under the rules of NASDAQ and the rules and regulations of the SEC. Directors elected by our common shareholders are divided into three classes serving staggered three-year terms. At each annual meeting of shareholders, directors will be elected to succeed the class of directors whose terms have expired, and each of them shall hold office until the third succeeding annual meeting of shareholders if the Board is then classified, and until such director’s successor is elected and has qualified. We held our 2019 annual meeting of shareholders on November 12, 2019, at which Aristides J. Pittas was re-elected to serve as Class II Director for a term of three years until our 2022 annual meeting of shareholders.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial owners of more than five percent of shares of our common stock, and the beneficial ownership of each of our directors and executive officers and of all of our directors and executive officers as a group as of March 23, 2020. All of our stockholders, including the stockholders listed in this table, are entitled to one vote for each share held.

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

	Shares Beneficially Owned
Identity of person or group (1)	Number	Percentage
Eddie Valentis (Maritime Investors Corp.) (2)	17,188,238	80.2%
Henry P. Williams (3)	213,574	1.0%
Konstantinos Lytras (3)	40,078	*
Robin P. Das	—	—
Basil G. Mavroleon	—	—
Aristides J. Pittas	—	—
All directors and executive officers as a group (8 person)	17,441,890	81.2%

(1)	Except as otherwise provided herein, each person named herein as a beneficial owner of securities has sole voting and investment power as to such securities and such person’s address is c/o 59 K. Karamanli Street, Maroussi, 15125, Greece.
(2)	Eddie Valentis is a 100% stockholder of Maritime Investors and shares voting and investment power with Maritime Investors of the 17,188,238 shares of our common stock held by it.
(3)	Each of Messrs Lytras and Williams received 11,074 restricted shares of our common stock in March 2016 as an award under our EIP. In addition, Mr. Williams also received 200,000 restricted shares of our common stock in November 2017 as an award under our EIP.
*	Less than 1% of our outstanding shares of common stock.

As of March 23, 2020, we had 1,210 shareholders of record, 114 of which were located in the United States and held an aggregate of 9,239,356 shares of our common stock, representing 43.1% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 9,237,604 shares of our common stock as of March 23, 2020. Accordingly, we believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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

The term of the Head Management Agreement with Maritime commenced on March 23, 2015 for an initial period of five years through March 23, 2020. The Head Management Agreement can be terminated by Maritime only for cause or under other limited circumstances, such as upon a sale of us or Maritime or the bankruptcy of either party. On March 23, 2020, the Head Management Agreement was extended for an additional five-year period through March 23, 2025. Pursuant to the Head Management Agreement, each of our new subsidiaries that acquires a vessel in the future will enter into a separate management agreement with Maritime with a rate set forth in the Head Management Agreement. Under the Head Management Agreement, we pay Maritime a cost of $1.6 million annually for the services of our executive officers and other administrative services, including use of office space in Maritime’s premises. In return for Maritime’s ship management services, we pay to Maritime for each vessel while in operation, a daily fee of $325, and for each vessel under construction, a fee of $450 plus an additional daily fee, which is dependent on the seniority of the personnel, to cover the cost of the engineers employed to conduct the supervision. The fees payable to Maritime for the administrative and ship management services will be adjusted effective as of every January 1st for inflation in Greece or such other country where it is headquartered. On August 9, 2016, we amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-Management Fees and the administration fees, which will remain the same as per the previous calendar year. Effective January 1, 2020, the Ship-Management Fees and the Administration Fees were increased by 0.26% in line with the average inflation rate in Greece in 2019. In addition, Maritime will receive 1.0% of the purchase price of any sale and purchase transaction from the seller of the vessel, and 1.25% of all chartering, hiring and freight revenue procured by or through it. In the event the agreement is terminated without cause and a change of control (as defined therein) occurs within 12 months after such termination or the agreement is terminated due to a change of control, we will pay Maritime an amount equal to 2.5 times the administrative fee. On March 18, 2020, we amended the Head Management Agreement with Maritime to provide that in the event of such change of control and termination, the Company shall also pay to Maritime an amount equal to 12 months of the then daily Ship-Management Fees.

The following amounts were charged by Maritime to us during 2017, 2018 and 2019:

	Year Ended December 31,
(In thousands of U.S. dollars)	2017	2018	2019
Charter hire commissions	$368	$354	$351
Ship-Management Fees	712	720	724
Administration fees	1,600	1,618	1,628
Total	$2,680	$2,692	$2,703

Promissory Note issued to Maritime Investors

On October 28, 2015, we issued a promissory note in the amount of $2.5 million in favor of Maritime Investors in connection with its election to receive a portion of the merger true-up shares in the form of a promissory note. The promissory note also includes amounts due to Maritime Investors for the payment of $0.6 million by Maritime Investors to LookSmart, representing the cash consideration of the merger, and the amounts that allowed us to pay miscellaneous transactional costs. The promissory note had a maturity of January 15, 2017 and an interest rate of 2.75% per annum. On May 14, 2019, we entered into a second amendment to the Amended and Restated Promissory Note. This amendment (i) extended the maturity date to January 15, 2024, and (ii) increased the annual interest rate to 9.0% (of which 4.5% is payable in cash quarterly in arrears and 4.5% payable in the Company’s restricted common stock) per annum on a daily basis from April 1, 2019 until the Amended and Restated Promissory Note is paid in full. Otherwise, the annual interest rate of 9% shall continue to be paid in cash or in the afore-mentioned combination of cash and shares on a quarterly basis, at the Company’s option. During the year ended December 31, 2019 and on January 2, 2020, we issued 95,262 and 50,188 common shares, respectively, to settle the annual interest charged under the Amended and Restated Promissory Note.

Under the terms of the credit facility agreement of one of our subsidiaries, Eighthone Corp. with EntrustGlobal (the “Credit Facility”), no repayment of principal under the Amended & Restated Promissory Note may be made while any PIK interest or Principal Deficiency Amount is outstanding under the Credit Facility. After the repayment restrictions on the Amended & Restated Promissory Note have been lifted per the Credit Facility, the Company, at its option, may continue to pay interest on the Amended & Restated Promissory Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash.

Maritime Advances

At December 31, 2019, Maritime had extended $6.8 million of advances which we used to pay various operating costs, debt service and other obligations. During the quarter ended December 31, 2019, such advances increased to a highpoint of $6.9 million. The balance with Maritime is interest free and with no specific repayment terms.

Please also see Item 7.B. Compensation of Directors, Executive Officers and Key Employees – Equity Incentive Plan.

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

On September 6, 2018 we received a deficiency notice from The NASDAQ Stock Market, Inc. stating that, for a period of 30 consecutive trading days, our shares of common stock closed below the minimum price of $1.00 per share as required for continued listing on the NASDAQ Capital Market. In accordance with the notice, we had until March 5, 2019 or 180 calendar days from the date of the notice, to regain compliance with NASDAQ’s continued listing minimum closing bid price requirements (Marketplace Rule 5550(a)(2)). We received a written notification from the exchange on October 31, 2018 stating that the closing bid price of our shares had been $1.00 per share or higher for 10 consecutive trading days, from October 15 to October 26, 2018, and, accordingly, we were again in compliance with the exchange’s minimum closing bid price rule. As of the date of this annual report, our stock price is $0.81. Please also see “Item 3. Key Information – D. Risk Factors – If our common stock does not meet the NASDAQ’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.”

B. Plan of Distribution

Not applicable.

C. Markets

Shares of our common stock trade on the NASDAQ Capital Market under the symbol “PXS”.

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

Our authorized capital stock consists of 450,000,000 shares of common stock, par value $0.001 per share, of which 21,370,280 shares are issued and outstanding as of December 31, 2019 and 50,000,000 shares of preferred stock, par value $0.001 per share, none of which are outstanding. All of our shares of stock are in registered form. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of The Marshall Islands or by our Articles of Incorporation or Bylaws.

On October 28, 2015, our board of directors approved the EIP, providing for the granting of share-based awards to our directors, officers and employees and affiliates and to our consultants and service providers. On November 15, 2017, 200,000 restricted shares of our common stock were granted and issued to one of our senior officers, which were vested immediately upon issuance. During the year ended December 31, 2018 and 2019, no additional shares were granted under the EIP

On December 6, 2017, we entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which we, in a private placement, agreed to issue and sell to the Investors an aggregate of 2,400,000 shares of our common stock at a price per share of $2.00 (the “Private Placement”).

On March 30, 2018, we launched our At-The-Market Program (“ATM Program”) under which we may, from time to time, issue and sell shares of our common stock up to an aggregate offering of $2.3 million through a sales agent as either agent or principal. On November 19, 2018, the ATM program was amended to increase the offering to $3.675 million. As of December 31, 2018, and 2019, we offered and sold of 182,297 and 214,828 shares of common stock, respectively, under the ATM Program.

As of December 31, 2019, we also issued 95,262 of common shares to settle the interest charged on the Amended and Restated Promissory Note.

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

Further, the following summary does not deal with all U.S. federal income tax consequences applicable to any given investor, nor does it address the U.S. federal income tax considerations applicable to categories of investors subject to special taxing rules, such as brokers, expatriates, banks, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, controlled foreign corporations, individual retirement or other tax-deferred accounts, dealers or traders in securities or currencies, traders in securities that elects to use a mark-to-market method of accounting for their securities holdings, partners and partnerships, S corporations, estates and trusts, investors required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”, persons subject to the “base erosion and anti-avoidance” tax, investors that hold their common stock as part of a hedge, straddle or an integrated or conversion transaction, investors whose “functional currency” is not the U.S. dollar or investors that own, directly or indirectly, 10% or more of our stock by vote or value. Furthermore, the discussion does not address alternative minimum tax consequences or estate or gift tax consequences or any state tax consequences, and is generally limited to investors that hold our common stock as “capital assets” within the meaning of Section 1221 of the Code. Each investor is strongly urged to consult, and depend on, his or her own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to him or her of an investment in our common stock.

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

The Republic of Malta in place with the United States of America both an order for the relief from double taxation in relation to the taxation of income derived from the international operation of ships as well as a Convention for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income has an income tax treaty with the United States, but the Republic of the Marshall Islands does not have an income tax treaty with the United States. Accordingly, income earned by our subsidiaries organized under the laws of the Republic of Malta, but not by us or our subsidiaries organized under the laws of the Republic of the Marshall Islands, may qualify for a treaty-based exemption.

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

The Net Basis Tax and Branch Profits Tax

We do not expect to engage in any activities in the United States or otherwise have a fixed place of business in the United States. Nonetheless, if this situation were to change or if we were to be treated as engaged in a U.S. trade or business, all or a portion of our taxable income, including gain from the sale of vessels, could be treated as effectively connected with the conduct of this U.S. trade or business (or “effectively connected income”). Any effectively connected income, net of allowable deductions, would be subject to U.S. federal corporate income tax (with the statutory rate currently being 21%). In addition, we also may be subject to a 30% “branch profits” tax on earnings effectively connected with the conduct of the U.S. trade or business (as determined after allowance for certain adjustments), and on certain interest paid or deemed paid that is attributable to the conduct of our U.S. trade or business. The 4% gross basis tax described above is inapplicable to income that is treated as effectively connected income. Our U.S.-source shipping income would be considered to be effectively connected income only if we have or are treated as having a fixed place of business in the United States involved in the earning of U.S.-source shipping income and substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation (such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States). Based on our intended mode of shipping operations and other activities, we do not expect to have any effectively connected income. In the absence of exemption from tax under Section 883 of the Code (and/or, only in the case of income earned by our subsidiaries organized under the laws of the Republic of Malta, the applicable exemption, under the aforementioned order for double taxation relief in relation to the taxation of income derived from the international operation of ships and/or the income tax treaty between the United States and the Republic of Malta), our gross U.S. source shipping income would be subject to the 4% U.S. federal income tax imposed, described above.

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

For our 2019 taxable year, we and three of our subsidiaries that earn shipping income were organized under the laws of the Republic of the Marshall Islands. Effective March 1, 2018, three of our subsidiaries that earn shipping income domiciled to the Republic of Malta. We and three of our subsidiaries that earn shipping income are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury recognizes each of the Republic of the Marshall Islands and the Republic of Malta as a country that grants an equivalent exemption and thus is a qualified foreign country. Therefore, if we and our subsidiaries satisfy the 50% Ownership Test or Publicly-Traded Test for a taxable year, and otherwise comply with applicable substantiation and reporting requirements, we will be exempt from U.S. federal income tax for that taxable year with respect to our U.S.-source shipping income.

In respect of our subsidiaries organized under the laws of the Republic of Malta, we believe in any case that we may rely on the applicable treaty exemption provided for in the aforementioned order for double taxation relief in relation to the taxation of income derived from the international operation of ships and/or the tax treaty in place between the U.S. and the Republic of Malta and thus need not satisfy the aforementioned criteria for exemption as set out in Section 883 of the Code

The 50% Ownership Test

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

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares (or “5% shareholders”) the Section 883 Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common shares. The Section 883 Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes. Consistent with the Schedule 13D/A filed with the SEC on November 4, 2019, Mr. Valentis beneficially owned more than 5% of our common stock for all of the 2019 taxable year. Thus, we believe that the 5% Override Rule is triggered for the 2019 taxable year.

However, even if the 5% Override Rule is triggered, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% shareholders, qualified shareholders (as defined generally under the Section 883 Regulations and discussed above) own sufficient number of shares to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In this case, Mr. Valentis was the sole 5% shareholder for the 2019 taxable year and is a qualified shareholder for purposes of the Section 883 Regulations. Thus, we believe that the 5% Override Rule would be inapplicable.

Based on the foregoing, we intend to take the position that we and our subsidiaries satisfy both the 50% Ownership Test and the Publicly-Traded Test for the 2019 taxable year and intend to comply with the substantiation and reporting requirements that are applicable under Section 883 of the Code to claim the Section 883 Exemption. If in the 2020 or any future taxable year, the ownership of our shares of common stock changes, because, among other things, we can give no assurance that such shareholders are qualified shareholders or that a sufficient number of qualified shareholders will cooperate with us in respect of the applicable substantiation and reporting requirements, there can be no assurance that we will satisfy either the 50% Ownership Test or the Publicly Traded Test, in which case we and our subsidiaries would not qualify for the Section 883 Exemption for that taxable year and would be subject to U.S. federal tax as set forth in the above discussion (subject to only in the case of income earned by our subsidiaries organized under the laws of the Republic of Malta, the applicable exemption, under the aforementioned order for double taxation relief in relation to the taxation of income derived from the international operation of ships and/or the income tax treaty between the United States and the Republic of Malta).

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

Distributions on Common Stock

Subject to the discussion of PFICs below, any distributions made by us with respect to our shares of common stock to a U.S. Holder of common stock will generally constitute dividends, which may be taxable as ordinary income or qualified dividend income as described in more detail below, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and, thereafter, as capital gain.

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

Dividends paid on the shares of a non-U.S. corporation to an individual U.S. Holder generally will not be treated as qualified dividend income that is taxable at preferential tax rates. However, dividends paid in respect of our common stock to an individual U.S. Holder may qualify as qualified dividend income if: (i) our common stock is readily tradable on an established securities market in the United States; (ii) we are not a PFIC for the taxable year during which the dividend is paid or in the immediately preceding taxable year; (iii) the individual U.S. Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the “ex-dividend date” and (iv) the individual U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Thus, we can give no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of such individual U.S. Holders. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to an individual U.S. Holder.

Further, special rules may apply to any “extraordinary dividend”–generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in a common share–paid by us to a U.S. Holder that is a corporation for U.S. federal income tax purposes. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by certain U.S. Holders that are corporations for U.S. federal income tax purposes from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

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

Based on our current and projected operations, we do not believe that we (or any of our subsidiaries) were a PFIC in the 2019 taxable year, nor do we expect (or any of our subsidiaries) to become a PFIC with respect to the 2020 or any later taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income that we derive or that are deemed to derive from the spot and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from spot and time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “electing holder”) the electing holder must report for U.S. federal income tax purposes its pro-rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the electing holder, regardless of whether distributions were received from us by the electing holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The electing holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the electing holder’s tax basis in the common shares. An electing holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incur with respect to any taxable year. An electing holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our shares of common stock. A U.S. Holder would make a timely QEF election for our shares of common stock by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2020 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.

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

Under Maltese law, the subsidiary companies Secondone Corporation Ltd., Thirdone Corporation Ltd. and Fourthone Corporation Ltd., being Maltese registered companies, are deemed by the Income Tax Act to be resident in Malta for tax purposes. However such companies, being the respective registered owners and operators of the Maltese registered vessels Northsea Alpha , Northsea Beta and Pyxis Malou , are not subject to Malta income tax on any profits derived by them, including tax on any gains of a capital nature as may be derived from the sale or other transfer of the vessels concerned, to the extent that (1) such profits are derived from ‘shipping activities’ (being in particular the international carriage of goods or passengers by sea in terms of the EU Maritime State Aid Guidelines and such other activities that have been approved or considered as eligible for tonnage tax purposes by the European Commission) and (2) such vessels have been declared by the Minister responsible for Shipping to be and continue to qualify as ‘tonnage tax ships’ under the Merchant Shipping (Taxation And Other Matters Relating to Shipping Organisations) Regulations 2018; provided that for the year in respect of which exemption from tax is applied (i) all applicable tonnage taxes have been paid and (ii) separate accounts were kept clearly distinguishing the payments and receipts by the companies concerned in respect of shipping activities, including the ownership, operation, administration or management of the vessels as tonnage tax ships, and payments and receipts in respect of any other business.

No Maltese withholding tax will be imposed upon payment of dividends by any one of Secondone Corporation Ltd., Thirdone Corporation Ltd. and Fourthone Corporation Ltd., being the three (3) Maltese registered companies concerned, to their shareholder.

The subsidiary companies Seventhone Corp. and Eighthone Corp., being companies registered under the laws of the Marshall Islands, are not considered to be tax resident in Malta and are therefore not subject to any income tax in Malta, including tax on any gains of a capital nature as may be derived from the sale or other transfer of the Maltese registered vessels Pyxis Theta and Pyxis Epsilon which are respectively owned by them. The appointment by these companies of a Resident Agent in Malta in connection with their registration with the registrar of Shipping as ‘International Owners’ does not constitute a permanent establishment in Malta for tax purposes.

Under Greek Law, the shipmanagement companies which have established an office in Greece under the so called “Law 89” regime, currently legislated by Law 27/1975 as in force, are not subject to any income tax. The same applies to the shipowning companies of the vessels which are managed by such shipmanagement companies and to their foreign holding companies, provided the latter are exclusively holding companies of such shipowning companies, without other activities. There is, however, an annual tonnage tax levy over the vessels managed by such companies, lesser than previously (in view of the below mentioned recent agreement) for which the respective shipowning company and shipmanagement company are jointly and severally liable to pay to the Greek State; also, the tax residents of Greece who receive dividends from such shipowning or their holding companies, (pursuant to a recent agreement between the Union of Greek Shipowners and the Greek State) are taxed at 10% on the dividends which they receive and which they import into Greece, not being liable to any other taxation for these, or any tax for those dividends which either remain with the holding company or are paid to the individual Greek tax resident abroad.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

COVID-19 outbreak: The effects of the infectious disease, COVID-19, are rapidly evolving globally and are uncertain. The Company’s business could be adversely affected by this recent outbreak. Any prolonged restrictive measures in order to control the spread of COVID-19 or other adverse public health development in Asia, U.S. or the Company’s targeted markets may have a material and adverse effect on the demand for the Company’s vessels, operations and financial condition.

Please see “Note 10. Risk Management and Fair Value Measurements” to our consolidated financial statements included in this Annual Report for a further description of our risk management.

A. Quantitative Information about Market Risk

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our amortizing bank debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings and our ability to service debt.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the years ended December 31, 2018 and 2019 by approximately $0.6 million for both periods, based upon our average debt level during 2018 and 2019.

Foreign Currency Exchange Risk

We generate most of our revenue in U.S. dollars, but a portion of our expenses, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses and in general and administrative expenses. As of December 31, 2018 and 2019, approximately 6% and 8%, respectively, of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars. We do not consider foreign currency exchange risk to be a significant risk to our business in the current environment and foreseeable future.

Inflation

We do not consider inflation to be a significant risk to our business in the current environment and foreseeable future.

B. Qualitative Information about Market Risk

Interest Rate Exposure

Our debt obligations under each of our subsidiaries’ loan agreements bear interest at LIBOR plus a fixed margin. Increasing interest rates could adversely affect our future profitability. Lower interest rates lower the returns on cash investments. We regularly monitor interest rate exposure and will enter into swap arrangements with acceptable financial counterparties to hedge exposure where it is considered economically advantageous to do so. However, there may be certain incremental costs incurred if we enter into such arrangements. In order to hedge our variable interest rate exposure, on January 19, 2018, Seventhone entered into an interest rate cap agreement with one of its lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022.

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

We may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk. As of December 31, 2019 and March 23, 2020, four and three of our vessels, respectively, were employed with the same charterer.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The management of Pyxis Tanker Inc., with the participation of the Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2019, has concluded that, as of such date, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management performed an assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2019 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control, Integrated Framework (2013). Based on its assessment, management has determined that our internal control over financial reporting was effective as of December 31, 2019.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has approved and adopted a Code of Business Conduct and Ethics for all officers and employees, a copy of which is available on our website at http://www.pyxistankers.com. We will provide any person, free of charge, with a copy of our Code of Business Conduct and Ethics upon written request to our registered office at 59 K. Karamanli Street, Maroussi 15125 Greece.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), has served as our independent registered public accounting firm for the years ended December 31, 2018 and 2019. Our audit committee was established October 28, 2015. Our accountants billed the following fees to us for professional services:

(a) Audit Fees

The audit fees for the audit of each of the years ended December 31, 2018 and 2019 were $214,000 and $166,000, respectively.

(b) Audit-Related Fees

Audit-related fees charged for the years ended December 31, 2018 and 2019 were $72,000 and $23,000, respectively. Fees related to audit performed on the Company’s subsidiaries, related consents and comfort letters and any other audit related services required for SEC or other regulatory filings.

(c) Tax Fees

Tax fees charged for the years ended December 31, 2018 and 2019 were $1,000 and $1,000, respectively. Fees related to U.S. Federal Tax Compliance assurance services.

(d) All Other Fees

No other fees were charged for the years ended December 31, 2018 and 2019.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchases of equity securities by the issuer and affiliated purchasers has taken place during 2019.

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

The practices that we follow in lieu of NASDAQ’s corporate governance rules include:

●	instead of obtaining an independent review of related party transactions for conflicts of interests by our audit committee or another independent body of our board of directors, consistent with Marshall Islands law requirements, no transaction between us and one or more of our directors or officers, or between us and any other entity in which one or more of our directors or officers are directors or officers, or have a financial interest, shall be void or voidable for this reason alone or solely because such director or officer is present at or participates in the meeting of our board of directors that authorized the contract or transaction or solely because the vote of such director or officer are counted for such purposes if: (i) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to our board of directors, and our board of directors in good faith authorizes such contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of our board of directors as defined in Section 55 of the BCA, by unanimous vote of our disinterested directors; (ii) the material facts as to the director’s or officer’s relationship or interest and as to such contract or transaction are disclosed and the contract or transaction is specifically approved in good faith by a vote of the stockholders entitled to vote thereon; or (iii) the contract or transaction is fair to us as of the time it is authorized, and is approved or ratified by our board of directors, a committee thereof or our stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of our board of directors or of a committee that authorizes the aforementioned contract or transaction;

●	as a foreign private issuer, we will not be required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we intend to notify our stockholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that stockholders must give us advance notice to properly introduce any business at a meeting of the stockholders and that stockholders may designate in writing a proxy to act on their behalf;

●	consistent with Marshall Islands law, we do not disclose all agreements and arrangements between any director or nominee for director, and any person or entity other than the Company, relating to compensation or other payment in connection with such person’s candidacy or service of director of the Company;

●	in place of a compensation committee and consistent with Marshall Islands law requirements, our entire board of directors, a majority of whom are currently independent, reviews and approves executive compensation and performance awards as well as the policies and procedures to determine such payments;

●	in place of a nominating and corporate governance committee composed of only independent directors and consistent with Marshall Islands law requirements, our nominating and corporate governance committee is composed of two independent directors and one non-independent executive director;

●	instead of holding regular meetings at which only independent directors are present, our entire board of directors, a majority of whom are currently independent, will hold regular meetings as is consistent with Marshall Islands law;

●	stockholder approval is not required to amend or terminate our equity incentive plan or to establish a new equity incentive plan since Marshall Islands law permits the board of directors to take these actions;

●	as a foreign private issuer, we will not be required to obtain stockholder approval prior to the issuance of securities in connection with an acquisition of the stock or assets of another company;

●	in lieu of obtaining stockholder approval prior to the issuance of designated securities, we intend to comply with provisions of the BCA and obtain the approval of our board of directors for such share issuances; and

●	consistent with Marshall Islands law, we do not require that our corporate actions or issuances cannot disparately reduce or restrict the voting rights of existing shareholders.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Refer to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Please see Financial Statements beginning on page F-1 of this Annual Report.

ITEM 18.1 SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF PYXIS TANKERS INC. (PARENT COMPANY ONLY)

Please see Schedule I beginning on page F-29 of this Annual Report.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

1.1#	Articles of Incorporation of the Company	F-4	333-203598	3.1	April 23, 2015
1.2#	Bylaws of the Company	F-4	333-203598	3.2	April 23, 2015
2.1#	Specimen Stock Certificate of Pyxis Tankers Inc.	F-4	333-203598	4.2	September 28, 2015
2.2*	Description of Securities
4.1#	Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	F-4	333-203598	10.3	September 4, 2015
4.1.1#	First Amendment dated August 9, 2016, to the Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	20-F	001-37611	4.1.1	March 28, 2017
4.1.2*	Second Amendment dated March 18, 2020, to the Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.
4.2#	Form of Ship Management Agreement with International Tanker Management Ltd.	F-4	333-203598	10.4	September 4, 2015
4.3#	Form of Commercial Ship Management Agreement with North Sea Tankers BV	F-4	333-203598	10.5	September 4, 2015
4.4#	Loan Agreement, dated October 12, 2012, by and among Sixthone Corp. and Seventhone Corp., as borrowers, the banks and financial institutions listed therein, as lenders, and HSH Nordbank AG, as agent	F-4	333-203598	10.8	August 6, 2015
4.4.1#	Supplemental Agreement to the Loan Agreement dated October 12, 2012, dated February 13, 2013, by and among Sixthone Corp. and Seventhone Corp., the lenders and HSH Nordbank AG, as agent	F-4	333-203598	10.9	August 6, 2015

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

4.4.2#	Second Supplemental Agreement to the Loan Agreement dated October 12, 2012, dated October 23, 2015, by and among Sixthone Corp. and Seventhone Corp., the lenders, and HSH Nordbank AG, as agent	20-F	001-37611	4.6.2	March 23, 2016
4.4.3#	Guarantee relating to a Loan Agreement dated October 12, 2012, dated as of October 26, 2015, by and between Pyxis Tankers Inc., as guarantor, and HSH Nordbank AG, as security trustee	20-F	001-37611	4.6.3	March 23, 2016
4.4.4#	Third Supplemental Agreement to the Loan Agreement dated October 12, 2012, dated September 29, 2016, by and among Sixthone Corp. and Seventhone Corp., the lenders, and HSH Nordbank AG, as agent	20-F	001-37611	4.6.4	March 28, 2017
4.4.5#	Fourth Supplemental Agreement to the Loan Agreement dated October 12, 2012, dated June 6, 2017, by and among Sixthone Corp. and Seventhone Corp., the lenders, and HSH Nordbank AG, as agent	F-1/A	333-217498	10.20	June 6, 2017
4.5#	Facility Agreement for a $21,000,000 Term Loan Facility, dated January 12, 2015, by and among Eighthone Corp., as borrower, and DVB Bank SE, as lender and as agent and security trustee	F-4	333-203598	10.10	August 6, 2015
4.5.1#	Supplemental Agreement in relation to a Loan Agreement dated January 12, 2015, dated October 23, 2015, by and among Eighthone Corp., DVB Bank SE, as lender and DVB Bank SE, as agent and security trustee	20-F	001-37611	4.7.1	March 23, 2016
4.5.2#	Corporate Guarantee, dated as of October 26, 2015, by and between Pyxis Tankers Inc., as guarantor, and DVB Bank SE, as security trustee	20-F	001-37611	4.7.2	March 23, 2016
4.5.3#	Pledge over Shares in Eighthone Corp., dated as of October 26, 2015, by and between Pyxis Tankers Inc. and DVB Bank SE, as security trustee	20-F	001-37611	4.7.3	March 23, 2016
4.6#	Facility Agreement dated February 23, 2018, by and among Secondone Corp., Thirdone Corp. and Fourthone Corp., as borrowers, and Amsterdam Trade Bank N.V. as arranger, facility agent and security agent	20-F	001-37611	4.8	March 23, 2018
4.7#	Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of April 23, 2015	F-4	333-203598	10.11	August 6, 2015
4.8#	Pledge Agreement, dated as of April 23, 2015, by and among Michael Onghai, LookSmart Group Inc. and Pyxis Tankers Inc.	20-F	001-37611	4.9	March 23, 2016
4.9#	Form of 2015 Equity Incentive Plan	F-4	333-203598	10.12	September 4, 2015
4.10#	Form of Indemnification Agreement	F-4	333-203598	10.13	September 4, 2015
4.11#	Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015	20-F	001-37611	4.12	March 23, 2016
4.11.1#	First Amendment dated August 9, 2016, to the Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015	20-F	001-37611	4.12.1	March 28, 2017
4.11.2#	Second Amendment dated March 7, 2017, to the Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015	20-F	001-37611	4.12.2	March 28, 2017

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

4.11.3#	Amended and Restated Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. dated December 29, 2017	SC 13D/A	005-89171	1	January 2, 2018
4.11.4#	Amendment No. 1 dated June 29, 2018 to the Amended & Restated Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of December 29, 2017	20-F	001-37611	4.13.4	March 29, 2019
4.11.5*	Amendment No. 2 dated May 14, 2019 to the Amended & Restated Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of December 29, 2017
4.12#	Stock Purchase Agreement, effective as of June 13, 2017, by and between Pyxis Tankers Inc. and Pyxis Holdings Inc.	F-3	333-222160	10.32	December 19, 2017
4.13#	Registration Rights Agreement, dated December 6, 2017, among Pyxis Tankers Inc. and the purchasers identified on the signature pages thereto	6-K	001-37611	10.3	December 8, 2017
4.14#	Facility Agreement dated September 27, 2018, by and among Eighthone Corp. as borrower, Pyxis Tankers Inc. as guarantor and Wilmington Trust, National Association as facility agent and security agent.	20-F	001-37611	4.17	March 29, 2019
4.14.1#	Deferred Fee Agreement dated September 28, 2018, by and among Eighthone Corp. as borrower and Wilmington Trust, National Association as facility agent	20-F	001-37611	4.17.1	March 29, 2019
4.15#	Equity Distribution Agreement, dated March 30, 2018 between Pyxis Tankers Inc. and Noble Capital Markets	6K	001-37611	1.1	March 30, 2018
4.15.1#	Amendment No. 1 to the Equity Distribution Agreement dated November 19, 2018 between Pyxis Tankers Inc. and Noble Capital Markets	6K	001-37611	1.1	November 20, 2018
8.1*	List of Subsidiaries
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)
15.2*	Consent of Drewry Shipping Consultants Ltd.

101*

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as at December 31, 2017 and 2018;

(ii) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2016, 2017 and 2018;

(iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2016, 2017 and 2018;

(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2017 and 2018;

(v) Notes to the Consolidated Financial Statements; and

(vi) Schedule I.

#	Indicates a document previously filed with the SEC, incorporated by reference herein.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PYXIS TANKERS INC.

	By:	/s/ Valentios Valentis
	Name:	Valentios Valentis
	Title:	Chairman, Chief Executive Officer and Director

Date: March 31, 2020

PYXIS TANKERS INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Pyxis Tankers Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pyxis Tankers Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedule listed in the Index at Item 18.1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

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

Athens, Greece

March 31, 2020

PYXIS TANKERS INC.

Consolidated Balance Sheets

As at December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Notes	2018	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$545	$1,441
Restricted cash, current portion		255	535
Inventories	4	807	501
Trade accounts receivable, net		2,585	1,243
Vessel held-for-sale	5	—	13,190
Prepayments and other assets		115	325
Total current assets		4,307	17,235

FIXED ASSETS, NET:
Vessels, net	5, 10	107,992	87,507
Total fixed assets, net		107,992	87,507

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	7	3,404	3,200
Financial derivative instrument	10	28	1
Deferred charges, net	6	740	779
Prepayments and other assets		146	47
Total other non-current assets		4,318	4,027
Total assets		$116,617	$108,769

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	7	$4,333	$8,984
Trade accounts payable		4,746	4,538
Due to related parties	3	3,402	6,849
Hire collected in advance		422	1,415
Accrued and other liabilities		642	750
Total current liabilities		13,545	22,536

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	7	58,129	49,233
Promissory note	3	5,000	5,000
Total non-current liabilities		63,129	54,233

COMMITMENTS AND CONTINGENCIES	11	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	8	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,060,190 and 21,370,280 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	8	21	21
Additional paid-in capital	8	74,767	75,154
Accumulated deficit		(34,845)	(43,175)
Total stockholders’ equity		39,943	32,000
Total liabilities and stockholders’ equity		$116,617	$108,769

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2017, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Notes	2017	2018	2019
Revenues, net	2	$29,579	$28,457	$27,753

Expenses:
Voyage related costs and commissions	3	(8,463)	(11,817)	(5,122)
Vessel operating expenses		(12,761)	(12,669)	(12,756)
General and administrative expenses	3, 8	(3,188)	(2,404)	(2,407)
Management fees, related parties	3	(712)	(720)	(724)
Management fees, other		(930)	(930)	(930)
Amortization of special survey costs	6	(73)	(133)	(240)
Depreciation	5	(5,567)	(5,500)	(5,320)
Vessel impairment charge	5, 10	—	(2,282)	—
Loss on vessel held-for-sale	2, 5	—	—	(2,756)
Bad debt provisions		(231)	(13)	(26)
Operating loss		(2,346)	(8,011)	(2,528)

Other income / (expenses):
Gain from debt extinguishment	7	—	4,306	—
Loss from financial derivative instrument	10	—	(19)	(27)
Interest and finance costs, net	3, 12	(2,897)	(4,490)	(5,775)
Total other expenses, net		(2,897)	(203)	(5,802)

Net loss		$(5,243)	$(8,214)	$(8,330)

Loss per common share, basic and diluted	9	$(0.28)	$(0.39)	$(0.39)

Weighted average number of shares, basic and diluted		18,461,455	20,894,202	21,161,164

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2017, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	# of Shares	Par value	Capital	Deficit	Equity
BALANCE, January 1, 2017	18,277,893	$18	$70,123	$(21,388)	$48,753
Issuance of common stock	2,400,000	3	4,288	—	4,291
Issuance of common stock - EIP	200,000	—	—	—	—
Stock compensation	—	—	355	—	355
Net loss	—	—	—	(5,243)	(5,243)
BALANCE, December 31, 2017	20,877,893	$21	$74,766	$(26,631)	$48,156
Net proceeds from the issuance of common stock	182,297	—	1	—	1
Net loss	—	—	—	(8,214)	(8,214)
BALANCE, December 31, 2018	21,060,190	$21	$74,767	$(34,845)	$39,943
Net proceeds from the issuance of common stock	214,828	—	274	—	274
Issuance of common stock under the promissory note	95,262	—	113	—	113
Net loss	—	—	—	(8,330)	(8,330)
BALANCE, December 31, 2019	21,370,280	$21	$75,154	$(43,175)	$32,000

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2018 and 2019

(Expressed in thousands of U.S. dollars)

	2017	2018	2019
Cash flows from operating activities:
Net loss	$(5,243)	$(8,214)	$(8,330)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	5,567	5,500	5,320
Amortization of special survey costs	73	133	240
Amortization and write-off of financing costs	153	386	258
Vessel impairment charge	—	2,282	—
Gain from debt extinguishment	—	(4,306)	—
Loss from financial derivative instrument	—	19	27
Loss on vessel held-for-sale	—	—	2,756
Stock compensation	355	—	—
Bad debt provisions	231	13	26
Issuance of common stock under the promissory note	—	—	113
Changes in assets and liabilities:
Inventories	157	209	306
Trade accounts receivable, net	747	(1,895)	1,316
Prepayments and other assets	62	227	(210)
Special surveys cost	—	(588)	(435)
Trade accounts payable	(858)	2,499	(274)
Due to related parties	2,672	1,277	3,447
Hire collected in advance	(415)	422	993
Accrued and other liabilities	176	(167)	108
Net cash provided by / (used in) operating activities	$3,677	$(2,203)	$5,661

Cash flows from investing activities:
Advances for ballast water treatment system	—	—	(47)
Ballast water treatment system installation	—	(99)	(470)
Net cash used in investing activities	$—	$(99)	$(517)

Cash flows from financing activities:
Proceeds from long-term debt	—	44,500	—
Repayment of long-term debt	(6,963)	(43,640)	(4,503)
Gross proceeds from issuance of common stock	4,800	315	354
Common stock offerings costs	(414)	(407)	(23)
Payment for financial derivative instrument	—	(47)	—
Payment of financing costs	(190)	(908)	—
Net cash used in financing activities	$(2,767)	$(187)	$(4,172)

Net increase / (decrease) in cash and cash equivalents and restricted cash	910	(2,489)	972

Cash and cash equivalents and restricted cash at the beginning of the year	5,783	6,693	4,204

Cash and cash equivalents and restricted cash at end of the year	$6,693	$4,204	$5,176

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$2,549	$4,283	$5,163
Non-cash financing activities – increase in promissory note	2,500	—	—
Non-cash financing activities – issuance of common stock under the promissory note	—	—	113
Unpaid portion of ballast water treatment system installation	—	—	56
Unpaid portion for Common stock offering costs	—	—	57

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

1. Basis of Presentation and General Information

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. As of December 31, 2019 Pyxis owns 100% ownership interest in the following six vessel-owning companies:

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

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Pyxis and its wholly-owned subsidiaries (collectively the “Company”), as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019.

All of the Company’s vessels are double-hulled and are engaged in the transportation of refined petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. The vessels Northsea Alpha and Northsea Beta are smaller tanker sister ships and Pyxis Malou, Pyxis Delta, Pyxis Theta and Pyxis Epsilon, are medium-range tankers.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

1. Basis of Presentation and General Information - Continued

Prior to the Merger, on October 26, 2015, Holdings and Maritime Investors transferred all of their shares in the Vessel-owning companies to Pyxis as a contribution in kind, at no consideration. Since there was no change in ultimate ownership or control of the business of the Vessel-owning companies, the transaction constituted a reorganization of companies under common control and was accounted for in a manner similar to a pooling of interests. Accordingly, upon the transfer of the assets and liabilities of the Vessel-owning companies, the financial statements of the Company were presented using combined historical carrying amounts of the assets and liabilities of the Vessel-owning companies.

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

As of December 31, 2019, Mr. Valentis beneficially owned approximately 80.2% of the Company’s common stock.

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

Pyxis, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation” a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Pyxis consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. Pyxis evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2019, no such interest existed.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies - Continued:

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

(c) Comprehensive Income / (Loss): The Company follows the provisions of ASC 220 “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Company had no transactions which affect comprehensive loss during the years ended December 31, 2017, 2018 and 2019 and, accordingly, comprehensive loss was equal to net loss.

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar as the Company’s vessels operate in international shipping markets and, therefore, primarily transact business in U.S. dollars. The Company’s accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Resulting gains or losses are included in Vessel operating expenses in the accompanying consolidated statements of comprehensive loss. All amounts in the financial statements are presented in thousand U.S. dollars rounded to the nearest thousand.

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

(i) Income Taxation: Under the laws of the Republic of the Marshall Islands, the country of incorporation of certain of the Company’s vessel-owning companies, and/or the vessels’ registration, the vessel-owning companies are not liable for any income tax on their income derived from shipping operations. Instead, a tax is levied depending on the countries where the vessels trade based on their tonnage, which is included in Vessel operating expenses in the accompanying consolidated statements of comprehensive loss. The vessel-owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. The Company believes that based on current legislation the relevant vessel-owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related vessel-owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel-owning companies are residents of a country granting an equivalent exemption to U.S. persons.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

(i) Income Taxation – Continued:

Under the laws of the Republic of Malta, the country of incorporation of certain of the Company’s vessel-owning companies, and/or the vessels’ registration, these vessel-owning companies are not liable for any income tax on their income derived from shipping operations. The Republic of Malta is a country that has an income tax treaty with the United States. Accordingly, income earned by vessel-owning companies organized under the laws of the Republic of Malta may qualify for a treaty-based exemption. Specifically, Article 8 (Shipping and Air Transport) of the treaty sets out the relevant rule to the effect that profits of an enterprise of a Contracting State from the operation of ships in international traffic shall be taxable only in that State.

(j) Inventories: Inventories consist of lubricants and bunkers (where applicable) on board the vessels, which are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out (“FIFO”) method.

(k) Trade Accounts Receivable, Net: Under spot charters, the Company normally issues its invoices to charterers at the completion of the voyage. Invoices are due upon issuance of the invoice. Since the Company satisfies its performance obligation over the time of the spot charter, the Company recognizes its unconditional right to consideration in trade accounts receivable, net of a provision for doubtful accounts, if any. Trade accounts receivable from spot charters as of December 31, 2018 and 2019, amounted to $2,581 and $743, respectively. The allowance for doubtful accounts at December 31, 2018 and 2019, was nil and $26, respectively. Under time charter contracts, the Company normally issues invoices on a monthly basis 30 days in advance of providing its services. Trade accounts receivable from time charters as of December 31, 2018 and 2019, amounted to $4 and $500, respectively. Hire collected in advance includes cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. The hire collected in advance as of December 31, 2018 and 2019 was $422 and $1,415 respectively and concerns hire received in advance from time charters.

(l) Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred in connection with the acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage, as well as professional fees directly associated with the vessel acquisition). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are expensed as incurred.

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

(m) Impairment of Long Lived Assets: The Company reviews its long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, management fees, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.

To the extent impairment indicators are present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed days and an estimated daily time charter rate for the unfixed days (based on the most recent seven year historical average rates over the remaining estimated useful life of the vessels), expected outflows for vessels’ operating expenses, planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, pursuant to the Company’s existing group management agreement, and fleet utilization of 75.0% to 98.6% (depending on the type of the vessel) or 70% to 93.0%, including scheduled off-hire days for planned dry-dockings and vessel surveys, based on historical experience. The residual value used in the impairment test is estimated to be approximately $0.3 per lightweight ton in accordance with the vessels’ depreciation policy.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

(m) Impairment of Long-Lived Assets – Continued:

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

As of December 31, 2018, the Company obtained market valuations for all its vessels from reputable marine appraisers. Based on these valuations, the Company identified impairment indications for all of its vessels, except for the Pyxis Epsilon. More specifically, the market values of these vessels were, in aggregate, $9,987 lower than their carrying values, including any unamortized deferred charges relating to special survey costs, as of that date. In this respect, the Company performed an impairment analysis to estimate the future undiscounted cash flows for each of these vessels. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of December 31, 2018, except for the Northsea Alpha and the Northsea Beta, for which a total Vessel impairment charge of $2,282 was recorded as of December 31, 2018, against Vessels, net (Notes 5, 6 and 10).

As of December 31, 2019, the Company obtained market valuations for all its vessels from reputable marine appraisers. Based on these valuations, the Company identified impairment indications for two of its vessels. More specifically, the market values of these vessels were, in aggregate, $3,354 lower than their carrying values, including any unamortized deferred charges relating to special survey costs, as of that date. In this respect, the Company performed an impairment analysis to estimate the future undiscounted cash flows for each of these vessels. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of December 31, 2019, and, accordingly, no adjustment to the vessels’ carrying values was required.

(n) Long-lived Assets Classified as Held for Sale: The Company classifies long lived assets and disposal groups as being held-for-sale in accordance with ASC 360, “Property, Plant and Equipment”, when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held-for-sale are measured at the lower of their carrying amount or fair value less costs to sell. According to ASC 360-10-35, the fair value less costs to sell of the long-lived asset (disposal group) should be assessed at each reporting period it remains classified as held-for-sale. Subsequent changes in the long-lived asset’s fair value less costs to sell (increase or decrease) would be reported as an adjustment to its carrying amount, not exceeding the carrying amount of the long-lived asset at the time it was initially classified as held-for-sale. These long-lived assets are not depreciated once they meet the criteria to be classified as held-for-sale and are classified in current assets on the consolidated balance sheet (Notes 5, 6).

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

(o) Financial Derivative Instrument – Continued:

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or its designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the consolidated statement of comprehensive loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the current period’s consolidated statement of comprehensive loss as financial income or expense.

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

Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as Assets held-for-sale and are not recoverable as of the date of such classification are immediately written-off in the consolidated statement of comprehensive loss.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

(t) Earnings / (loss) per Share – Continued:

The computation of diluted earnings / (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and is performed using the treasury stock method. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2019.

(u) Stock Compensation: The Company has a stock based incentive plan that covers directors and officers of the Company and its affiliates and its consultants and service providers. Awards granted are valued at fair value and compensation cost is recognized on a straight-line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock awarded at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method.

(v) Going Concern: The Company performs cash flow projections on a regular basis to evaluate whether it will be in a position to cover its liquidity needs for the next 12-month period and in compliance with the financial and security collateral cover ratio covenants under its existing debt agreements. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with significant assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, the Company’s management fees and general and administrative expenses, and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

As of December 31, 2019, the Company had a working capital deficit of $5,301, defined as current assets minus current liabilities. The Company considered such deficit in conjunction with the future market prospects and potential future financings. As of the filing date of these consolidated financial statements, the Company believes that it will be in a position to cover its liquidity needs for the next 12-month period through operating cash flows, management of working capital, sale of assets, refinancing indebtedness or raising additional equity capital, or a combination thereof. The Company believes that will be in compliance with the financial and security collateral cover ratio covenants under its existing debt agreements for the next 12-month period.

(w) Revenues, net: The Company generates its revenues from charterers. The vessels are chartered using either spot charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate.

The following table presents the Company’s revenue disaggregated by revenue source, net of commissions, for the years ended December 31, 2017, 2018 and 2019:

	December 31, 2017	December 31, 2018	December 31, 2019
Revenues derived from spot charters, net	$16,668	$16,990	$8,067
Revenues derived from time charters, net	12,911	11,467	19,686
Revenues, net	$29,579	$28,457	$27,753

Revenue from customers (ASC 606): As of January 1, 2018, the Company adopted Accounting Standard Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606)”. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. The Company analyzed its contracts with charterers at the adoption date and has determined that its spot charters fall under the provisions of ASC 606, while its time charter agreements are lease agreements that fall under the provisions of ASC 842 and that contain certain non-lease components. The Company elected to adopt ASC 606 by applying the modified retrospective transition method, recognizing the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of accumulated deficit. As of December 31, 2017, there were no vessels employed under spot charters and as a result, the Company has not included any adjustments to the 2018 opening balance of accumulated deficit and prior periods were not retrospectively adjusted.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

(w) Revenues, net – Continued:

The Company assessed its contracts with charterers for spot charters and concluded that there is one single performance obligation for its spot charter, which is to provide the charterer with a transportation service within a specified time period. In addition, the Company has concluded that a spot charter meets the criteria to recognize revenue over time as the charterer simultaneously receives and consumes the benefits of the Company’s performance. The adoption of this standard resulted in a change whereby the Company’s method of revenue recognition changed from discharge-to-discharge (assuming a new charter has been agreed before the completion of the previous spot charter) to load-to-discharge. This resulted in no revenue being recognized from discharge of the prior spot charter to loading of the current spot charter and all revenue being recognized from loading of the current spot charter to discharge of the current spot charter. This change results in revenue being recognized later in the voyage, which may cause additional volatility in revenues and earnings between periods. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the spot charter. The Company has determined that demurrage represents a variable consideration and estimates demurrage at contract inception. Demurrage income estimated, net of address commission, is recognized over the time of the charter as the performance obligation is satisfied.

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

In addition, pursuant to this standard and the new Leases standard (discussed below), as of January 1, 2018, the Company elected to present Revenues net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying consolidated statements of comprehensive loss. In this respect, for the year ended December 31, 2017, Revenues, net and Voyage related costs and commissions each decreased by $247. This reclassification has no impact on the Company’s consolidated financial position and results of operations for any of the periods presented.

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

(w) Revenues, net – Continued:

Revenues for the years ended December 31, 2017, 2018 and 2019, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

Charterer	2017	2018	2019
A	15%	—	—
B	16%	—	—
C	18%	—	—
D	—	23%	71%
E	—	15%	—
	49%	38%	71%

Leases: The Company elected to early adopt the new lease standard “Leases” ASC 842 as of September 30, 2018 with adoption reflected as of January 1, 2018. The Company adopted the standard by using the modified retrospective method and selected the additional optional transition method. Also, the Company elected to apply a package of practical expedients under ASC 842, which allowed the Company, not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. In this respect no cumulative-effect adjustment was recognized to the 2018 opening balance of accumulated deficit. The Company assessed its new time charter contracts at the adoption date under the new guidance and concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. The Company concluded that the criteria for not separating the lease and non-lease components of its time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels, is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. Brokerage and address commissions on time charter revenues are deferred and amortized over the related voyage period, to the extent revenue has been deferred, since commissions are earned as revenues earned, and are presented in voyage expenses and as a reduction to voyage revenues (see above), respectively. Vessel operating expenses are expensed as incurred. By taking the practical expedients, existing time charters at January 1, 2018 continued to be accounted for under ASC 840 while new time charters commencing in 2018 and onwards are accounted for under ASC 842. The adoption of ASC 842 had no effect on the Company’s consolidated financial position and results of operations for the year ended December 31, 2018.

(x) Restricted Cash: As of January 1, 2018, the Company adopted the ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that the statement of cash flows explain the change in the total of cash and cash equivalents and restricted cash. ASU 2016-18 was adopted retrospectively for the years ended December 31, 2017, 2018 and 2019, and restricted cash of $5,000, $3,659 and $3,735, respectively, has been aggregated with cash and cash equivalents in both the beginning-of-period and end-of-period line items of the consolidated statements of cash flows for each of the periods presented. The implementation of this update has no impact on the Company’s consolidated balance sheet and consolidated statement of comprehensive loss.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the accompanying consolidated balance sheets that are presented in the accompanying consolidated statement of cash flows for the years ended December 31, 2017, 2018 and 2019.

	December 31, 2017	December 31, 2018	December 31, 2019
Cash and cash equivalents	$1,693	$545	$1,441
Restricted cash, current portion	141	255	535
Restricted cash, net of current portion	4,859	3,404	3,200
Total cash and cash equivalents and restricted cash	$6,693	$4,204	$5,176

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

(y) Business combinations: As of January 1, 2018, the Company adopted the ASU No. 2017-01, “Business Combinations” (Topic 805) which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance, the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The implementation of this update had no effect on the Company’s consolidated financial position and results of operations for the year ended December 31, 2018.

(z) New Accounting Pronouncements – Adopted

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): Part I. Accounting for Certain Financial Instruments with Down Round Features; Part II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-Controlling Interests with a Scope Exception, (ASU No. 2017-11). Part I of this Update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this Update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable non-controlling interests. The amendments in Part II of this Update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The implementation of this update had no effect on the Company’s consolidated financial position and results of operations for the year ended December 31, 2019.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU No. 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Furthermore, in October 2018, the FASB issued ASU 2018-16, “Derivatives and Hedging (Topic 815)—Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes”, which permits the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the UST, the LIBOR swap rate, the OIS rate based on the Fed Funds Effective Rate and the SIFMA Municipal Swap Rate. The amendments in this Update apply to all entities that elect to apply hedge accounting to benchmark interest rate hedges under Topic 815. For entities that have not already adopted Update 2017-12, the amendments in this Update are required to be adopted concurrently with the amendments in Update 2017-12. Early adoption is permitted in any interim period upon issuance of this Update if an entity already has adopted Update 2017-12. The amendments should be adopted on a prospective basis for qualifying new or redesignated hedging relationships entered into on or after the date of adoption. The implementation of this update had no effect on the Company’s consolidated financial position and results of operations for the year ended December 31, 2019.

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Non-Employee Share-Based Payment Accounting (Topic 718): ASU No. 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. For public business entities, the amendments in ASU No. 2018-07 are effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The implementation of this update had no effect on the Company’s consolidated financial position and results of operations for the year ended December 31, 2019.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

(aa) New Accounting Pronouncements – Not Yet Adopted:

In June 2016, the FASB issued ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326) —Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 amended guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. Furthermore, in November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”. The amendments clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. In addition, in April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. In May 2019, the FASB issued ASU 2019-05, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments—Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement—Overall, and 825-10. The effective date and transition requirements for the amendments in these Updates are the same as the effective dates and transition requirements in Update 2016-13, as amended by these Updates. The Company has assessed all the expected credit losses of its financial assets and the adoption of this ASU does not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP to make disclosures about recurring and non-recurring fair value measurements. ASU 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Company has assessed the impact of this new accounting guidance and the adoption of this ASU does not have a material impact on its consolidated financial statements and related disclosures.

In October 2018, the FASB issued ASU 2018-17, “Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities”. The FASB is issuing this Update in response to stakeholders’ observations that Topic 810, Consolidation, could be improved in the following areas: (i) applying the variable interest entity (VIE) guidance to private companies under common control and (ii) considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests. The amendments in this Update improve the accounting for those areas, thereby improving general purpose financial reporting. ASU 2018-17 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. All entities are required to apply the amendments in this update retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

3. Transactions with Related Parties:

The Company uses the services of Maritime, a ship management company with its principal office in Greece and an office in the U.S.A. Maritime is engaged under separate management agreements directly by the Company’s respective subsidiaries to provide a wide range of shipping services, including but not limited to, chartering, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel. For the ship management services, Maritime charges a fee payable by each subsidiary of $0.325 per day per vessel while the vessel is in operation including any pool arrangements and $0.450 per day per vessel while the vessel is under construction, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “Ship-management Fees”). In addition, Maritime charges the Company a commission rate of 1.25% on all charter hire agreements arranged by Maritime.

The management agreements for the vessels have an initial term of five years. For the Northsea Alpha, Northsea Beta and Pyxis Delta the base term expired on December 31, 2015, for Pyxis Theta it expired on December 31, 2017 and for the Pyxis Epsilon and the Pyxis Malou it expired on December 31, 2018. Following their initial expiration dates, the management agreements are automatically renewed for consecutive five year periods, or until terminated by either party on three months’ notice.

The Head Management Agreement (the “Head Management Agreement”) with Maritime commenced on March 23, 2015 and continued through March 23, 2020. Following the initial expiration date, the Head Management Agreement is automatically renewed for a five-year period (unless terminated by either party on 90 days’ notice). Maritime provides administrative services to the Company, which include, among other, the provision of the services of the Company’s Chief Executive Officer, Chief Financial Officer, General Counsel and Corporate Secretary, Chief Operating Officer, one or more internal auditor(s) and a secretary, as well as the use of office space in Maritime’s premises. Under the Head Management Agreement, the Company pays Maritime a fixed fee of $1,600 annually (the “Administration Fees”). In the event of a change of control of the Company during the management period or within 12 months after the early termination of the Head Management Agreement, then the Company will pay to Maritime an amount equal to 2.5 times the then annual Administration Fees. Pursuant to the amendment of this agreement on March 18, 2020, in the event of such change of control and termination, the Company shall also pay to Maritime an amount equal to 12 months of the then daily Ship-management Fees.

The Ship-management Fees and the Administration Fees are adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year. On August 9, 2016, the Company amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-management Fees and the Administration Fees, which will remain, for the particular calendar year, as per the previous calendar year. Effective January 1, 2018, 2019 and 2020, the Ship-management Fees and the Administration Fees were increased by 1.12%, 0.62% and 0.26%, respectively in line with the average inflation rate in Greece in 2017, 2018 and 2019, respectively.

The following amounts were charged by Maritime pursuant to the head management and ship-management agreements with the Company, and are included in the accompanying consolidated statements of comprehensive loss:

	Year Ended December 31,
	2017	2018	2019
Included in Voyage related costs and commissions
Charter hire commissions	$368	$354	$351

Included in Management fees, related parties
Ship-management Fees	712	720	724

Included in General and administrative expenses
Administration Fees	1,600	1,618	1,628

Total	$2,680	$2,692	$2,703

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

3. Transactions with Related Parties - Continued:

On October 28, 2015 the Company issued a promissory note in favor of Maritime Investors in the amount of $2.5 million, with an interest rate payable of 2.75% and maturity of January 15, 2017. Certain amendments were made increasing the principal balance to $5.0 million, extending the maturity date to March 31, 2020 and the interest rate to 4.5%. On May 14, 2019, the Company entered into a second amendment to the Amended & Restated Promissory Note which (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the credit facility of Eighthone with Entrust Global (the “Credit Facility”) on September 2023 (see Note 7), b) January 15, 2024 and c) repayment of any Paid-In-Kind (“PIK”) interest and principal deficiency amount under the Credit Facility, and (ii) increased the interest rate to 9.0% per annum of which 4.5% shall be paid in cash and 4.5% shall be paid in common shares of the Company calculated on the volume weighted average closing share price for the 10 day period immediately prior to each quarter end. The new interest rate was effective from April 1, 2019. After the repayment restrictions have been lifted per the Credit Facility, the Company, at its option, may continue to pay interest on the Amended & Restated Promissory Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments”, and concluded that the transaction should be accounted for as debt extinguishment.

With respect to the portion of interest that will be settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) and followed the guidance in ASC 835-30 to accrue the liability to the redemption amount using the interest method.

Interest charged on the Amended & Restated Promissory Note for the years ended December 31, 2017, 2018 and 2019, amounted to $70 and $213 and $395, respectively, and is included in Interest and finance costs, net (Note 12) in the accompanying consolidated statements of comprehensive loss. Out of the total interest charged on the Amended & Restated Promissory Note during the year ended December 31, 2019, $225 is payable in cash and the remaining amount of $170 is settled in common shares. Of the amount settled in common shares, $113 was settled in common shares during 2019 and the remaining amount of $57 were settled in January 2020.

The amount of $5,000 is separately reflected in the accompanying consolidated balance sheets under non-current liabilities.

As of December 31, 2018 and 2019, the balances due to Maritime were $3,402 and $6,849, respectively, and are reflected in Due to related parties in the accompanying consolidated balance sheets. The balance with Maritime is interest free and with no specific repayment terms.

4. Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2018	December 31, 2019
Lubricants	$428	$403
Bunkers	379	98
Total	$807	$501

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

5. Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance January 1, 2017	$138,060	(16,719)	$121,341
Depreciation	—	(5,567)	(5,567)
Balance December 31, 2017	138,060	(22,286)	115,774
Depreciation	—	(5,500)	(5,500)
Vessel impairment charge	(3,750)	1,468	(2,282)
Balance December 31, 2018	$134,310	$(26,318)	$107,992
Depreciation	—	(5,320)	(5,320)
Additions	625	-	625
Reclassification of vessel as held-for-sale	(26,412)	10,622	(15,790)
Balance December 31, 2019	$108,523	$(21,016)	$87,507

As of December 31, 2018, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review indicated that such carrying amount was not fully recoverable for the Company’s vessels Northsea Alpha and Northsea Beta. Consequently, the carrying value of these vessels was written down resulting in a total impairment charge of $2,282 that was charged against Vessels, net, based on level 2 inputs of the fair value hierarchy, as discussed in Notes 2 and 10. No impairment charge was deemed necessary for the year ended December 31, 2019.

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 7.

On November 13, 2019, the Company decided to make arrangements to sell Pyxis Delta and the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel Pyxis Delta as “held for sale” were met. On December 11, 2019, the Company entered into an agreement with a third-party to sell the vessel. As at December 31, 2019, the amount of $13,190 was separately reflected in Vessel held-for-sale on the consolidated balance sheet, representing the estimated fair market value of the vessel based on the vessel’s sale price, net of costs to sell. The difference between the estimated fair value less costs to sell the vessel and the vessel’s carrying value (including the unamortized balance of its associated dry-docking cost), amounting to $2,756, was written-off and included in the consolidated statement of comprehensive loss for the year ended December 31, 2019 and classified as Loss on vessel held-for-sale. The total net proceeds from the sale of the vessel were approximately $13.2 million, $5.7 million out of which was used for the prepayment of Pyxis Delta and Pyxis Theta loan facility and $7.5 million for the repayment of the Company's liabilities to its related party (Maritime) and for the repayment of obligations to its trade creditors.

As of December 31, 2019, additions of $625 relate to the ballast water treatment system installation of Pyxis Malou, out of which $569 has been paid and $56 is accrued and remains unpaid.

6. Deferred charges, net:

The movement in the deferred charges, net in the accompanying consolidated balance sheets are as follows:

Dry docking costs
Balance, January 1, 2017	$358
Amortization	(73)
Balance, December 31, 2017	285
Additions	588
Amortization	(133)
Balance, December 31, 2018	740
Additions	435
Amortization	(240)
Transfer to vessel held-for-sale	(156)
Balance, December 31, 2019	$779

The amortization of the dry-docking costs is separately reflected in the accompanying consolidated statements of comprehensive loss.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

7. Long-term Debt:

The amounts shown in the accompanying consolidated balance sheets at December 31, 2018 and 2019, are analyzed as follows:

Vessel (Borrower)	December 31, 2018	December 31, 2019
(a) Northsea Alpha (Secondone)	$4,055	$3,690
(a) Northsea Beta (Thirdone)	4,055	3,690
(b) Pyxis Malou (Fourthone)	11,190	10,020
(c) Pyxis Delta (Sixthone)	5,400	4,050
(c) Pyxis Theta (Seventhone)	14,722	13,469
(d) Pyxis Epsilon (Eighthone)	24,000	24,000
Total	$63,422	$58,919

Current portion	$4,503	$9,241
Less: Current portion of deferred financing costs	(170)	(257)
Current portion of long-term debt, net of deferred financing costs, current	$4,333	$8,984

Long-term portion	$58,919	$49,678
Less: Non-current portion of deferred financing costs	(790)	(445)
Long-term debt, net of current portion and deferred financing costs, non-current	$58,129	$49,233

(a)	On September 26, 2007, Secondone and Thirdone jointly entered into a loan agreement with a financial institution for an amount of up to $24,560, in order to partly finance the acquisition cost of the vessels Northsea Alpha and Northsea Beta.

(b)	Based on a loan agreement concluded on December 12, 2008, Fourthone borrowed $41,600 in February 2009 in order to partly finance the acquisition cost of the Pyxis Malou.

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

Each of Secondone’s and Thirdone’s outstanding loan balance at December 31, 2019, amounting to $3,690, is repayable in 13 remaining quarterly installments of $100 each amounting to $1,300 in the aggregate, the first falling due in February 2020, and the last installment accompanied by a balloon payment of $2,390 falling due in February 2023.

As of December 31, 2019, the outstanding balance of the Fourthone loan of $10,020 is repayable in 13 quarterly installments amounting to $4,620, the first falling due in February 2020, and the last installment accompanied by a balloon payment of $5,400 falling due in February 2023. The first installment, amounting to $300, is followed by four amounting to $330 each, four amounting to $360 each and four amounting to $390.

The loan bears interest at LIBOR plus a margin of 4.65% per annum.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

7. Long-term Debt - Continued:

Standard loan covenants include, among others, a minimum liquidity and a minimum required Security Cover Ratio (“MSC”).

Covenants:

●	The Company undertakes to maintain minimum deposits with the bank of $1,450 at all times, plus Maintenance Account of $60 per quarter ($30 for each of Secondone and Thirdone) until next special survey.

●	MSC is to be at least 140% of the respective outstanding loan balance until February 2020, at least 150% until February 2022 and at least 155% thereafter.

(c)	On October 12, 2012, Sixthone and Seventhone concluded as joint and several borrowers a loan agreement with a financial institution in order to partly finance the acquisition and construction cost of the Pyxis Delta and the Pyxis Theta, respectively. In February 2013, Sixthone drew down an amount of $13,500, while in September 2013, Seventhone drew down an amount of $21,300 (“Tranche A” and “Tranche B”, respectively). On September 29, 2016, the Company agreed with the lender of Sixthone to extend the maturity of Tranche A from May 2017 to September 2018, under the same amortization schedule and applicable margin. In addition, on June 6, 2017, the lender of Sixthone and Seventhone agreed to further extend the maturity of its respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization schedule.

On November 13, 2019, the Company decided to make arrangements to sell Pyxis Delta, and the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel Pyxis Delta as “held for sale” were met. As at December 31, 2019, upon classification of Pyxis Delta as vessel held-for-sale, the total outstanding balance of Tranche A of $4,050 was classified in the consolidated balance sheet under the line item “Current portion of long-term debt, net of deferred financing costs”. According to the loan agreement, the early prepayment of the outstanding balance of Tranche A obliges the Company to make a prepayment of $1,624 for Tranche B so that the required security cover ratio of the facility remains the same as the ratio applied immediately prior to the sale. As of December 31, 2019, the amount of $1,624 of Tranche B, that is due to be prepaid upon the early prepayment of Tranche A, has also been classified in the consolidated balance sheet under the line item “Current portion of long-term debt, net of deferred financing costs”.

After the prepayment of $1,624 of Tranche B for Pyxis Theta, the outstanding balance will be $11,845 which will be repayable in 11 remaining quarterly installments of $275 each, amounting to $3,025 in the aggregate, the first falling due in March 2020, and the last installment accompanied by a balloon payment of $8,820 falling due in September 2022.

The main terms and conditions of the loan agreement dated October 12, 2012, as subsequently amended, are as follows:

●	The loan bears interest at LIBOR, plus a margin of 3.35% per annum.

Covenants:

●	The Company undertakes to maintain minimum deposits with the bank of $1,000 at all times.

●	The ratio of the Company’s total liabilities to market value adjusted total assets is not to exceed 65%. This requirement is only applicable in order to assess whether the two Vessel-owning companies are entitled to distribute dividends to Pyxis. As of December 31, 2018 and 2019, the requirement was not met as such ratio was 68%, or 3% higher than the required threshold.

●	MSC is to be at least 130% of the respective outstanding loan balance.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

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

The new loan facility bears an interest rate of 11% of which 1.0% can be paid as PIK interest per annum for the first two years, and 11.0% per annum thereafter and incurs fees due upfront and upon early prepayment or final repayment of outstanding principal.

The principal obligation amortizes in 14 quarterly installments starting in March 29, 2020, equal to the lower of $400 and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. As of December 31, 2019, the outstanding balance of Eighthone loan is $24,000. Management cannot currently assess with any certainty that any amount under the cash sweep will be made prior to loan maturity.

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

Under the facility, a deferred fee may be payable on the occurrence of certain events including, among others, the sale of the vessel or on repayment or maturity of the loan. If payable, the amount due is calculated as the lesser of (a) 15% of the amount of the loan borrowed under the facility agreement and (b) 15% of the difference between (i) the charter-free fair market value of the vessel plus any dry dock reserve account balance and (ii) any outstanding loan amount at the time of the repayment or maturity of the facility. In the event that the deferred fee and the prepayment fee become simultaneously payable, only the higher of the prepayment fee or the deferred fee will be payable. Management has assessed this deferred fee as a contingent liability under ASC 450 and concluded that such loss contingency shall not be accrued by a charge in the consolidated statements of comprehensive loss, since information available does not indicate that is probable that the liability has been incurred as of the balance sheet date at December 31, 2019 and cannot be reliably estimated.

Each loan is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings. Each loan agreement contains customary ship finance covenants including restrictions as to changes in management and ownership of the vessel and in dividend distributions when certain financial ratios are not met.

As of December 31, 2019, the Company was in compliance with all of its financial and MSC covenants with respect to its loan agreements, other than the ratio of total liabilities over the market value of the Company’s adjusted total assets with one of its lenders, which only restricts the ability of two vessel-owning companies to distribute dividends to Pyxis as discussed above in 7(c). In addition, as of December 31, 2019, there was no amount available to be drawn down by the Company under its existing loan agreements.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

7. Long-term Debt - Continued:

The annual principal payments required to be made after December 31, 2019, are as follows:

To December 31,	Amount
2020 *	$9,241
2021	3,312
2022	11,971
2023	34,395
2024 and thereafter	-
Total	$58,919

* $5,674 relate to prepayments for Pyxis Delta and Pyxis Theta loan facility (as discussed earlier in this Note). The scheduled principal payments in 2020 are $3,192

Total interest expense on long-term debt for the years ended December 31, 2017, 2018 and 2019, amounted to $2,674, $3,835 and $5,122 respectively, and is included in Interest and finance costs, net (Note 12) in the accompanying consolidated statements of comprehensive loss. The Company’s weighted average interest rate (including the margin) for the years ended December 31, 2017, 2018 and 2019, was 3.74%, 6.00% and 8.2% per annum, including the promissory note discussed in Note 3, respectively.

8. Equity Capital Structure and Equity Incentive Plan:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares and 50,000,000 preferred shares with a par value of USD 0.001 per share.

The amounts shown in the accompanying consolidated balance sheets as Additional paid-in capital represent contributions made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes, net of subsequent distributions primarily from re-imbursement of certain payments to shipyards in respect to the construction of new-built vessels. There was no paid-in capital re-imbursement for the years ended December 31, 2018 and 2019.

On October 28, 2015, the Company’s board of directors approved an equity incentive plan (the “EIP”), providing for the granting of share-based awards to directors, officers and employees of the Company and its affiliates and to its consultants and service providers. The maximum aggregate number of shares of common stock of the Company that may be delivered pursuant to awards granted under the EIP, shall be equal to 15% of the then issued and outstanding number of shares of common stock. On the same date the Company’s board of directors approved the issuance of 33,222 restricted shares of the Company’s common stock to certain of its officers that were issued later in 2016. On November 15, 2017, 200,000 restricted shares of the Company’s common stock were granted and issued to a senior officer of the Company, which were vested immediately upon issuance. The fair value of such restricted shares based on the average of the high-low trading price of the shares on November 15, 2017, was $355, which was recorded as a non-cash stock compensation and included in the consolidated statement of comprehensive loss under General and administrative expenses for the year ended December 31, 2017. During the year ended December 31, 2018 and 2019, no additional shares were granted under the EIP and as of December 31, 2018 and 2019, there was no unrecognized compensation cost.

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

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

8. Equity Capital Structure and Equity Incentive Plan - Continued:

On February 2, 2018, the Company filed with the SEC a registration statement on Form F-3, under which it may sell from time to time common stock, preferred stock, debt securities, warrants, purchase contracts and units, each as described therein, in any combination, in one or more offerings up to an aggregate dollar amount of $100,000. In addition, the selling stockholders referred to in the registration statement may sell in one of more offerings up to 5,233,222 shares of the Company’s common stock from time to time as described therein. The registration statement was declared effective by the SEC on February 12, 2018. On March 30, 2018, the Company filed a prospectus supplement to the Shelf Registration Statement related to an At-The-Market Program (“ATM Program”) under which it may, from time to time, issue and sell shares of its common stock up to an aggregate offering of $2,300 through a sales agent as either agent or principal. No shares were sold under this initial ATM Program, but on November 19, 2018, the prospectus supplement was amended to increase the offering to $3,675.

As of December 31, 2018, following the issuance and sale of 182,297 shares of common stock under the ATM Program, the Company’s outstanding common shares increased from 20,877,893 to 21,060,190. During the year ended December 31, 2019, the Company offered and sold an additional 214,828 common shares under this program to raise $354 at an average (gross) price of $1.65/share. Furthermore, during the same period, the Company issued 95,262 of common shares to settle the interest charged on the Amended & Restated Promissory Note, discussed in Note 3. At December 31, 2019, the Company had a total of 21,370,280 common shares issued and outstanding.

9. Loss per Common Share:

	For the years ended December 31,
	2017	2018	2019
Net loss available to common stockholders	$(5,243)	$(8,214)	$(8,330)

Weighted average number of common shares, basic and diluted	18,461,455	20,894,202	21,161,164

Loss per common share, basic and diluted	$(0.28)	$(0.39)	$(0.39)

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

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

10. Risk Management and Fair Value Measurements - Continued:

Currency risk: The Company’s transactions are denominated primarily in U.S. dollars; therefore overall currency exchange risk is limited. Balances in foreign currency other than U.S. dollars are not considered significant.

Fair value: The Management has determined that the fair values of the assets and liabilities as of December 31, 2019 are as follows:

	Carrying Value	Fair Value
Cash and cash equivalents	$5,176	$5,176
Trade accounts receivable, net	$1,243	$1,243
Trade accounts payable	$4,538	$4,538
Long-term debt with variable interest rates, net	$34,919	$34,919
Long-term loans and promissory note with non-variable interest rates, net	$29,000	$29,000

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

Consolidated Balance Sheets – Location	December 31, 2018	December 31, 2019
Financial derivative instrument – Other non-current assets	$28	$1

Consolidated Statements of Comprehensive Loss - Location	December 31, 2018	December 31, 2019
Financial derivative instrument – Fair value at the beginning of the period	$(47)	$(28)
Financial derivative instrument – Fair value as at period end	28	1
Loss from financial derivative instrument	$(19)	$(27)

Assets measured at fair value on a recurring basis: Interest rate cap

The fair value of the Company’s interest rate cap agreement is determined based on market-based LIBOR rates. LIBOR rates are observable at commonly quoted intervals for the full term of the cap and therefore, are considered Level 2 items in accordance with the fair value hierarchy.

Assets measured at fair value on a non-recurring basis: Long lived assets held and used and Held for sale

As of December 31, 2018, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review indicated that such carrying amount was not fully recoverable for the Company’s vessels Northsea Alpha and Northsea Beta. Consequently, the carrying value of these vessels was written-down to their respective fair values as presented in the table below.

Vessel	Significant Other Observable Inputs (Level 2)	Vessel Impairment Charge (charged against Vessels, net)
Northsea Alpha	$6,125	$1,142
Northsea Beta	6,125	1,140
TOTAL	$12,250	$2,282

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

10. Risk Management and Fair Value Measurements - Continued:

The fair value is based on level 2 inputs of the fair value hierarchy and reflects the Company’s best estimate of the value of each vessel on a time charter free basis and is supported by a vessel valuation of an independent shipbroker which is mainly based on recent sales and purchase transactions of similar vessels.

The Company performs an impairment exercise whenever there are indicators of impairment.

The Company recognized the total Vessel impairment charge of $2,282 which is included in the accompanying consolidated statements of comprehensive loss for the year ended December 31, 2018.

No impairment loss was recognized for the years ended December 31, 2017 and 2019.

On November 13, 2019, the Company decided to make arrangements to sell Pyxis Delta, and the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel as “held for sale”, were met. Long lived assets classified as held-for-sale are measured at the lower of their carrying amount or fair value less costs to sell. As at December 31, 2019, the Company has classified Pyxis Delta under Vessel held-for-sale on the consolidated balance sheet, at a value of $13,190 representing the estimated fair market value of the vessel, net of costs to sell, based on the gross selling price of the agreement signed with a third party to sell the vessel, on December 11, 2019. (Level 2 inputs of the fair value hierarchy).

As of December 31, 2018 and 2019, the Company did not have any other assets or liabilities measured at fair value on a non- recurring basis.

11. Commitments and Contingencies:

Minimum contractual charter revenues:

The Company employs certain of its vessels under lease agreements. Time charters typically may provide for variable lease payments, charterers’ options to extend the lease terms at higher rates and termination clauses. The Company’s contracted time charters as of December 31, 2019, range from one to three months, with varying extension periods at the charterers’ option and do not provide for variable lease payments. Our time charters contain customary termination clauses which protect either the Company or the charterers from material adverse situations.

Future minimum contractual charter revenues, gross of 1.25% address commission and 1.25% brokerage commissions to Maritime and of any other brokerage commissions to third parties, based on the vessels’ committed, non-cancelable, long-term time charter contracts as of December 31, 2019, are as follows:

Year ending December 31,	Amount
2020	$3,894
$3,894

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

December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

12. Interest and Finance Costs, net:

The amounts in the accompanying consolidated statements of comprehensive loss are analyzed as follows:

	For the years ended December 31,
	2017	2018	2019
Interest on long-term debt (Note 7)	$2,674	$3,835	$5,122
Interest on promissory note (Note 3)	70	213	395
Long-term debt prepayment fees	—	56	—
Amortization and write-off of financing costs	153	386	258
Total	$2,897	$4,490	$5,775

13. Subsequent Events:

Sale of vessel: On December 11, 2019, the Company entered into an agreement to sell Pyxis Delta (Note 5), at a gross sales price of $13,500. The vessel was delivered to its buyers on January 13, 2020. The total net proceeds from the sale of the vessel were approximately $13.2 million, $5.7 million out of which was used for the prepayment of Pyxis Delta and Pyxis Theta loan facility and $7.5 million for the repayment of the Company's liabilities to its related party (Maritime) and for the repayment of obligations to its trade creditors.

Loan prepayment: Following the sale of Pyxis Delta, the Company prepaid the aggregate amount of $5,674 of outstanding debt in accordance with the terms of the loan agreement as discussed in more detail in Note 7.

Issuance of shares: On January 2, 2020, following the second amendment to the Amended & Restated Promissory Note dated May 14, 2019, the Company issued 50,188 of common shares at the volume weighted average closing share price for the 10-day period immediately prior to the quarter end, as discussed in Note 8.

COVID-19 outbreak: The Company’s financial and operating performance may be adversely affected by the recent COVID-19 outbreak. Any prolonged restrictive measures in order to control the spread of COVID-19 or other adverse public health development in Asia or the Company’s targeted markets may have a material and adverse effect on the Company’s business operations, and demand for its vessels and financial condition.

Schedule I – Condensed Financial Information of PYXIS TANKERS INC. (Parent Company Only)

Balance Sheets

As at December 31, 2018 and 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	2018	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$17	$1
Due from related parties*	9,578	7,696
Prepayments and other assets	29	2
Total current assets	9,624	7,699

NON-CURRENT ASSETS:
Investment in subsidiaries*	35,598	29,944
Total non-current assets	35,598	29,944
Total assets	$45,222	$37,643

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$162	$251
Accrued and other liabilities	117	392
Total current liabilities	279	643

NON-CURRENT LIABILITIES:
Promissory note	5,000	5,000
Total non-current liabilities	5,000	5,000

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,060,190 and 21,370,280 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	21	21
Additional paid-in capital	74,767	75,154
Accumulated deficit	(34,845)	(43,175)
Total stockholders’ equity	39,943	32,000
Total liabilities and stockholders’ equity	$45,222	$37,643

* Eliminated on consolidation

Schedule I – Condensed Financial Information of PYXIS TANKERS INC. (Parent Company Only)

Statements of Comprehensive Loss

For the years ended December 31, 2017, 2018 and 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	2017	2018	2019
Expenses:
General and administrative expenses	$(3,121)	$(2,314)	$(2,282)
Operating loss	(3,121)	(2,314)	(2,282)

Other expenses:
Interest and finance costs, net	(73)	(215)	(395)
Total other expenses, net	(73)	(215)	(395)

Equity in loss of subsidiaries*	(2,049)	(5,685)	(5,653)

Net loss	$(5,243)	$(8,214)	$(8,330)

Loss per common share, basic and diluted	$(0.28)	$(0.39)	$(0.39)

Weighted average number of shares, basic and diluted	18,461,455	20,894,202	21,161,164

* Eliminated on consolidation

Schedule I – Condensed Financial Information of PYXIS TANKERS INC. (Parent Company Only)

Statements of Stockholders’ Equity

For the years ended December 31, 2017, 2018 and 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	# of Shares	Par value	Capital	Deficit	Equity
BALANCE, January 1, 2017	18,277,893	$18	$70,123	$(21,388)	$48,753
Issuance of common stock	2,400,000	3	4,288	—	4,291
Issuance of common stock – EIP	200,000	—	—	—	—
Stock compensation	—	—	355	—	355
Net loss	—	—	—	(5,243)	(5,243)
BALANCE, December 31, 2017	20,877,893	$21	$74,766	$(26,631)	$48,156
Net proceeds from the issuance of common stock	182,297	—	1	—	1
Net loss	—	—	—	(8,214)	(8,214)
BALANCE, December 31, 2018	21,060,190	$21	$74,767	$(34,845)	$39,943
Net proceeds from the issuance of common stock	214,828	—	274	—	274
Issuance of common stock under the promissory note	95,262	—	113	—	113
Net loss	—	—	—	(8,330)	(8,330)
BALANCE, December 31, 2019	21,370,280	$21	$75,154	$(43,175)	$32,000

Schedule I – Condensed Financial Information of PYXIS TANKERS INC. (Parent Company Only)

Statements of Cash Flows

For the years ended December 31, 2017, 2018 and 2019

(Expressed in thousands of U.S. Dollars)

	2017	2018	2019
Cash flows from operating activities:
Net loss	$(5,243)	$(8,214)	$(8,330)
Adjustments to reconcile net loss to net cash from operating activities:
Stock compensation	355	—	—
Equity in loss of subsidiaries *	2,049	5,685	5,653
Issuance of common stock under the promissory note	—	—	113

Changes in assets and liabilities:
Due from related parties	(572)	(206)	1,882
Prepayments and other assets	(77)	13	27
Accounts payable	(34)	182	33
Due to related parties	1,678	—	—
Accrued and other liabilities	22	(46)	275
Net cash used in operating activities	$(1,822)	$(2,586)	$(347)

Cash flows from investing activities:
Net cash provided by investing activities	$—	$—	$—

Cash flows from financing activities:
Gross proceeds from issuance of common stock	4,800	315	354
Common stock offering costs	(414)	(407)	(23)
Net cash provided by / (used in) financing activities	$4,386	$(92)	$331

Net increase / (decrease) in cash and cash equivalents and restricted cash	2,564	(2,678)	(16)

Cash and cash equivalents and restricted cash at the beginning of the year	131	2,695	17

Cash and cash equivalents and restricted cash at the end of the year	$2,695	$17	$1

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$69	$174	$-
Non-cash financing activities – increase in promissory note	2,500	-	-
Non-cash financing activities – issuance of common stock under the promissory note	-	-	113
Unpaid portion for Common stock offering costs	-	-	57

* Eliminated in consolidation

Schedule I – Condensed Financial Information of PYXIS TANKERS INC. (Parent Company Only)

For years ended December 31, 2017, 2018 and 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data)

In the condensed financial information of Pyxis, Pyxis’ investment in subsidiaries is stated at cost plus equity in undistributed earnings / losses of subsidiaries. During the years ended December 31, 2017, 2018 and 2019, Pyxis did not receive any dividend distributions from its subsidiaries.

The lender of Sixthone and Seventhone requires the ratio of the Company’s total liabilities to market value adjusted total assets not to exceed 65%. This requirement is only applicable in order to assess whether the two Vessel-owning companies are entitled to distribute dividends to Pyxis. As of December 31, 2018 and 2019, the requirement was not met as such ratio was 68%, or 3% higher than the required threshold. The aggregate net assets of Sixthone and Seventhone as at December 31, 2019 were approximately $26.6 million. The restrictions on the net assets will be lifted upon full repayment of the debt to the lender or if we are in compliance with the market value adjusted total assets covenant. As discussed in Note 7, until the Company cures such non-compliance, neither Sixthone nor Seventhone will be permitted to make dividend distributions. Other than the above, there are no legal or regulatory restrictions on Pyxis’ ability to obtain funds from its subsidiaries through dividends, loans or advances.

The condensed financial information of Pyxis, as parent company only, should be read in conjunction with the Company’s consolidated financial statements.

