Form 20-F
period 2020-12-31
Pyxis Tankers Inc.
filed 2021-04-12
CIK 1640043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Tel: +30 210 638 0200

Fax: +30 210 653 7715

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	PXS	Nasdaq Capital Market
Series A Cumulative Convertible Preferred Shares, par value $0.001 per share Warrants to purchase Common Stock, par value of $0.001 per share	PXSAP PXSAW	Nasdaq Capital Market Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Common Stock, par value U.S. $0.001 per share: 21,962,881as of December 31, 2020

Series A Cumulative Convertible Preferred Shares, par value U.S. $0.001 per share: 181,475 as of December 31, 2020

Warrants to purchase Common Stock, par value of $0.001 per share: 1,735,040 as of December 31, 2020

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

Large accelerated filer	[ ]	Accelerated filer	[ ]	Non-accelerated filer	[X]
Emerging growth company	[ ]

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

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

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions and compliance, including environmental and securities matters, taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	our future operating or financial results;

●	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

●	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

●	our ability to successfully employ our vessels, including under time charters;

●	changes in our operating expenses, including bunker fuel prices, dry docking costs, general and administrative expenses and insurance costs, including adequacy of coverage;

●	our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

●	planned, pending or recent acquisitions and divestitures, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

●	vessel breakdowns and instances of off-hire;

●	potential claims or liability from future litigation, government inquiries and investigations and potential costs due to environmental damage and vessel collisions;

●	the arrest or detention of our vessels by maritime claimants or governmental authorities;

●	any disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

●	general product tanker shipping market trends, including fluctuations in charter hire rates and vessel values and their useful lives;

●	changes in supply and demand in the product tanker shipping industry, including the market for our vessels and the number of newbuildings under construction;

●	the strength of world and regional economies;

●	stability of Europe and the Euro;

●	disruption of world trade due to rising protectionism, breakdown of multilateral trade agreements, acts of piracy, terrorism, political events, public health threats, international hostilities and instability;

●	fluctuations in interest rates, including the impact on our debt of the discontinuance of the London Interbank Offered Rate, or LIBOR, after 2021, and foreign exchange rates;

●	changes in seaborne and other transportation;

●	business disruptions due to natural disasters and health catastrophes, such as the outbreak of Coronavirus (“COVID-19”);

●	the length and severity of epidemics and pandemics, including the going global outbreak of COVID-19 and its impact on the demand for seaborne transportation in the tanker sector;

●	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery or corruption;

●	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies;

●	general domestic and international political conditions; the length and number of off-hire periods and dependence on key employees and third-party managers; and

●	other factors discussed under the “Item 3. Key Information – D. Risk Factors” in this Annual Report and please see the Company’s other filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents in each case for the periods and at the dates indicated, our selected consolidated financial and operating data. You should read the table together with “Item 5. Operating and Financial Review and Prospects”. Our selected consolidated financial data is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. GAAP. The selected financial data as of December 31, 2016, 2017 and 2018 and for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included herein. The selected financial data as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020, are derived from our audited consolidated financial statements together with the notes thereto and are included in “Item 18. Financial Statements” herein.

Statements of Comprehensive Income / (Loss) Data	Year ended December 31,
(In thousands of U.S. dollars, except per share data)	2016	2017	2018	2019	2020
Revenues, net*	$30,387	$29,579	$28,457	$27,753	$21,711
Voyage related costs and commissions*	(6,288)	(8,463)	(11,817)	(5,122)	(4,268)
Vessel operating expenses	(12,871)	(12,761)	(12,669)	(12,756)	(10,880)
General and administrative expenses	(2,574)	(3,188)	(2,404)	(2,407)	(2,378)
Management fees, related parties	(631)	(712)	(720)	(724)	(637)
Management fees, other	(1,024)	(930)	(930)	(930)	(819)
Depreciation and amortization of special survey costs	(6,004)	(5,640)	(5,633)	(5,560)	(4,671)
Loss on vessel held for sale	—	—	—	(2,756)	—
Gain from the sale of vessel, net	—	—	—	—	7
Vessel impairment charge	(3,998)	—	(2,282)	—	—
Bad debt provisions	—	(231)	(13)	(26)	—
Gain from debt extinguishment	—	—	4,306	—	—
Loss from financial derivative instrument	—	—	(19)	(27)	(1)
Interest expenses and finance cost, net	(2,810)	(2,897)	(4,490)	(5,775)	(4,964)
Net loss	$(5,813)	$(5,243)	$(8,214)	$(8,330)	$(6,900)

Dividend Series A Convertible Preferred Stock	—	—	—	—	(82)

Net loss attributable to common shareholders	$(5,813)	$(5,243)	$(8,214)	$(8,330)	$(6,982)

Loss per common share, basic and diluted	$(0.32)	$(0.28)	$(0.39)	$(0.39)	$(0.32)

Weighted average number of shares, basic and diluted	18,277,893	18,461,455	20,894,202	21,161,164	21,548,126

* Pursuant to the adoption of ASU 2014-09, Revenues have been presented net of address commissions which were previously recognized under Voyage related costs and commissions. Comparative amounts have been reclassified accordingly.

Balance Sheets Data	Year ended December 31,
(In thousands of U.S. dollars)	2016	2017	2018	2019	2020

Total current assets	$4,184	$3,895	$4,307	$17,235	$5,405
Total other non-current assets	5,215	5,144	4,318	4,027	4,011
Total fixed assets, net	121,341	115,774	107,992	87,507	83,774
Total assets	130,740	124,813	116,617	108,769	93,190
Total current liabilities	12,870	12,531	13,545	22,536	8,300
Total non-current liabilities	69,117	64,126	63,129	54,233	55,331
Total stockholders’ equity	$48,753	$48,156	$39,943	$32,000	$29,559

Statements of Cash Flows Data	Year ended December 31,
(In thousands of U.S. dollars)	2016	2017	2018	2019	2020

Net cash provided by / (used in) operating activities	$4,446	$3,677	$(2,203)	$5,661	$(13,030)
Net cash (used in) / provided by investing activities	—	—	(99)	(517)	12,630
Net cash used in financing activities *	(7,285)	(2,767)	(187)	(4,172)	(739)
Change in cash and cash equivalents and restricted cash	$(2,839)	$910	$(2,489)	$972	$(1,139)

*Comparative amounts have been reclassified due to current presentation of restricted cash pursuant to the adoption of ASU No. 2016-18-Statement of Cash Flows-Restricted Cash on January 1, 2018.

	Year ended December 31,
Fleet Operating Data	2016	2017	2018	2019	2020
Ownership days (1)	2,196	2,190	2,190	2,190	1,830
Available days (2)	2,176	2,190	2,154	2,162	1,764
Operating days (3)	1,986	1,956	1,816	1,925	1,523
Utilization % (4)	91.3%	89.3%	84.3%	89.0%	86.3%
Daily time charter equivalent rate (5)	$12,134	$10,795	$9,163	$11,756	$11,456
Daily vessel operating expenses (6)	$5,861	$5,827	$5,785	$5,825	$5,847
Average number of vessels (7)	6.0	6.0	6.0	6.0	5.0
Number of vessels at period end	6	6	6	6	5
Weighted average age of vessels (8)	5.8	6.8	7.8	8.8	8.6

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily time charter equivalent (“TCE”) rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. Please see reconciliation of TCE under Item 5.A. Operating Results.
(6)	Daily vessel operating expenses are direct operating expenses such as crewing, provisions, repairs and maintenance, insurance, deck and engine stores, lubricating oils and tonnage tax divided by ownership days.
(7)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(8)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dead weight tonnage (“dwt”) of each vessel on the total fleet dwt.

Recent Daily Fleet Data:
(In U.S. dollars, except for Utilization %)		Year ended December 31,
		2016	2017	2018	2019	2020
Eco-Efficient MR2: (2 of our vessels)	TCE	15,015	13,027	10,524	14,337	14,377
	Opex	5,754	5,838	5,962	5,872	6,107
	Utilization %	97.0%	94.1%	91.8%	100%	97.2%
Eco-Modified MR2: (1 of our vessels)
	TCE	10,705	13,042	12,383	13,410	14,130
	Opex	6,255	6,433	6,505	6,813	6,612
	Utilization %	92.9%	90.1%	86.6%	99.1%	97.5%
Standard MR2: (1 of our vessels)
	TCE	15,504	12,209	8,887	13,115	-
	Opex	6,772	6,036	6,039	6,092	-
	Utilization %	90.5%	99.2%	91.0%	99.7%	-
Handysize Tankers: (2 of our vessels)
	TCE	7,939	5,979	5,844	5,860	5,331
	Opex	5,315	5,408	5,122	5,150	5,204
	Utilization %	85.1%	79.2%	72.6%	68.1%	69.5%
Fleet: (6 vessels / 5 vessels)
	TCE	12,134	10,795	9,163	11,756	11,456
	Opex	5,861	5,827	5,785	5,825	5,847
	Utilization %	91.3%	89.3%	84.3%	89.0%	86.3%

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our securities is highly speculative and involves a high degree of risk. Before making an investment in our securities, you should carefully consider the risks described below, as well as other information included or incorporated by reference in this Annual report before deciding to invest in our securities. The summary of risk factors below is qualified in its entirety by the more fulsome risk factors that follow.

Summary of Risk Factors

●	Our vessels may be exposed to international and inherent operational risks that may reduce revenue or increase expenses.
●	Our revenues are derived substantially from a single segment where charter hire rates for product tankers are cyclical and volatile.
●	Product tanker rates fluctuate based on seasonal variations in demand.
●	The continuation of the COVID-19 pandemic, and the emergence of other epidemic or pandemic crises, could have material adverse effects on our business, results of operations or financial condition.
●	An over-supply of product tanker capacity may lead to reductions in charter rates, vessel values and profitability.
●	Increased demand for and supply of “eco-efficient” vessels could reduce demand for certain of our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.
●	Acts of piracy on ocean-going vessels could adversely affect our business.
●	The current global economic condition and financial environment, including an economic slowdown or changes in the economic and political environment in the Asia Pacific region, could have a material adverse effect on our business and financial condition.
●	The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions and our business.
●	Changes in prices for fuel, or bunkers, may adversely affect results of operations.
●	If our vessels call on ports located in or operate in countries or territories that are the subject of sanctions or embargoes imposed by the United States, the European Union, the United Nations, or other governmental authorities, it could result in monetary fines and penalties and adversely affect our reputation and the market price of our common shares.
●	Our vessels could be arrested by maritime claimants, which could result in a significant loss of earnings and cash flow.
●	The smuggling or alleged smuggling of drugs or other contraband onto the Company’s vessels may lead to governmental claims.
●	Governments could requisition our vessels during a period of war or emergency.
●	Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.
●	We are subject to increasingly complex laws and regulations, including environmental and safety laws and regulations, which expose us to liability and significant expenditures, and can adversely affect our insurance coverage and our business.
●	The failure to maintain class certifications of authorized classification societies would affect our ability to employ such vessels.
●	We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and similar worldwide anti-bribery laws.
●	The Company obtains some of its insurance through protection and indemnity associations, which could result in significant additional premium payments. We are also subject to funding calls by such associations, and our associations may not have enough resources to cover claims made against them.
●	We will incur additional costs to retrofit ballast water treatment systems in our vessels to comply with new regulations.
●	Safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
●	Climate change and greenhouse gas restrictions may adversely impact our operations, markets and capital sources.
●	Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income, future performance, and financial condition.
●	We recently had a working capital deficit and may not be able to fund our ongoing operations.
●	We operate in highly competitive international markets.
●	We may be unable to secure medium- and long-term employment for our vessels at profitable rates and present and future vessel employment could be adversely affected by an inability to clear the oil majors’ risk assessment process.
●	A substantial portion of our revenues is derived from a limited number of customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.
●	The Company’s growth depends on its ability to expand relationships with existing customers and obtain new customers, for which it will face substantial competition.
●	We may not be able to successfully mix our charter durations profitably.
●	We have limited current liquidity and have become reliant on Pyxis Maritime Corp. (“Maritime”) and Maritime Investors Corp., (“Maritime Investors”), entities affiliated with our Chairman and Chief Executive Officer, Mr. Valentis, for our short-term working capital financing.
●	Counterparties, including charterers or technical managers, could fail to meet their obligations to us.
●	We depend on International Tanker Management (“ITM”) and Maritime to operate our business, and our business could be harmed if they fail to perform their services satisfactorily.
●	We may fail to successfully control our operating and voyage expenses.
●	We will be required to make substantial capital expenditures, for which we may be dependent on additional financing, to maintain the vessels we own or to acquire other vessels.
●	Any vessel modification projects we undertake could have significant cost overruns, delays or fail to achieve the intended results.

●	The Company does not plan to install scrubbers and may have to pay more for fuel which could adversely affect the Company’s business, results of operations and financial condition.
●	We may not be able to implement our business strategy successfully or manage our growth effectively.
●	Purchase and operation of secondhand vessels can expose us to increased operating costs, which could adversely affect our earnings, and the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
●	New vessels may experience initial operational difficulties and unexpected incremental start-up costs.
●	Delays in deliveries of additional vessels, our decision to cancel an order for purchase of a vessel, or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our operating results.
●	Declines in charter rates and other market deterioration could cause us to incur impairment charges.
●	Our charterers may terminate charters early or choose not exercise options to extend charters or to re-charter with us, which could adversely affect our business, results of operations and financial condition.
●	Our vessels may operate in pooling arrangements in the future, which may not be beneficial compared to those outside of a pool.
●	We depend on the services of our founder and Chief Executive Officer and other members of our senior management team.
●	Our founder, Chairman and Chief Executive Officer has affiliations with Maritime, which may create conflicts of interest.
●	Several of our senior executive officers do not, and certain of our officers in the future may not, devote all of their time to our business, which may hinder our ability to operate successfully.
●	As we expand our business, both we and Maritime may need to improve our operating and financial systems and Maritime will need to recruit and retain suitable employees and crew for our vessels.
●	Our insurance may be insufficient to cover losses that may result from our operations.
●	We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
●	We and our subsidiaries may be subject to group liability for damages or debts owed by one of our subsidiaries or by us.
●	Maritime and ITM are privately held companies, and there is little or no publicly available information about them.
●	Exchange rate fluctuations could adversely affect our revenues, financial condition and operating results.
●	Failure to protect the safety and condition of the cargoes transported on our vessels may subject us to claims for loss or damage.
●	Increase in frequency of immigrant salvage operations in the Mediterranean could adversely affect our business.
●	We may face labor interruptions, which if not resolved in a timely manner, could have a material adverse effect on our business.
●	We do not currently enter into hedging arrangements with respect to the cost of fuel.
●	A cyber-attack and failure to comply with data privacy laws could materially disrupt our business.
●	We may not be able to generate sufficient cash flow to meet our debt service and other obligations.
●	Restrictive covenants in our current and future loan agreements may impose financial and other restrictions on us.
●	Volatility of LIBOR and potential changes in the benchmark could affect our profitability, earnings and cash flow.
●	Since we are no longer an “emerging growth company”, we must comply with increased disclosure or governance requirements.
●	The market price of our common stock has fluctuated widely and may fluctuate in the future.
●	Future sales of our common shares could cause the market price of our common shares to decline.
●	We may not generate sufficient cash to service our obligations, including our obligations under the Series A Preferred Shares.
●	Conversion of the Series A Preferred Shares and Warrants will dilute the ownership interest of existing shareholders
●	Reports published by analysts, including projections therein that exceed the Company’s actual results, could adversely affect the price and trading volume of the Company’s common stock.
●	We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate or bankruptcy law and, as a result, stockholders may have fewer rights and protections under Marshall Islands law than under a U.S. jurisdiction.
●	As a holding company, we depend on the ability of our subsidiaries to distribute funds to us to satisfy our obligations.
●	It may be difficult to serve process on or enforce a U.S. judgment against us, our officers or directors because we are not a U.S. corporation.
●	We do not intend to pay common stock dividends in the near future and cannot assure you that we will ever pay such dividends.
●	Maritime Investors beneficially owns approximately 47.3% of our total outstanding common stock, which may limit stockholders’ ability to influence our actions.
●	If our common stock does not meet the NASDAQ’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.
●	Anti-takeover provisions in our constituent documents could make it difficult for our stockholders to replace board of directors or could have the effect of discouraging acquisitions, which could adversely affect the market price of our common stock.
●	We may have to pay tax on U.S. source income, which would reduce our earnings and cash flow.
●	The Maltese subsidiaries are liable to tax in Malta by reason of their domicile and place of incorporation.
●	Various tax rules may adversely impact the Company’s business, results of operations and financial condition.
●	Depending on U.S. tax authorities’ treatment of the Company, there could be adverse tax consequences to U.S. holders.

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

Substantially all of our revenues are derived from a single market, the product tanker segment, and therefore our financial results depend on chartering activities and developments in this segment. The product tanker market is cyclical and volatile in charter hire rates. The degree of charter hire rate volatility among different types of product tankers has varied widely, and, as a result, our ability to charter, or to re-charter our vessels upon the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the product tanker market at that time and changes in the supply and demand for vessel capacity. Any renewal or replacement charters that the Company enters into may not be sufficient to allow the Company to operate its vessels profitably. After reaching historic highs in mid-2008, charter hire rates for product tankers declined significantly before increasing in 2015 and then declining again in 2016. Since then, charter hire rates have remained volatile, especially during 2020. If charter hire rates remain depressed or fall further in the future when our charters expire, we may be unable to re-charter our vessels at rates as favorable to us, with the result that our earnings and available cash flow will continue to be adversely affected. In addition, a decline in charter hire rates will likely cause the value of our vessels to decline.

Charter hire rates depend on the demand for, and supply of, product tanker vessels.

The factors that influence the demand for product tanker vessel capacity are unpredictable and outside of our control, and include, among others:

●	demand and supply for refined petroleum products and other liquid bulk products such as vegetable and edible oils;

●	competition from alternative sources of energy and a shift in consumer demand towards other energy resources such as wind, solar or water energy as well as greater use of electric powered vehicles;

●	the globalization of manufacturing and developments of transportation services;

●	regional availability of refining capacity and inventories;

●	increases in the production of refined petroleum products in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to refined petroleum products pipelines in those areas;

●	the distance oil and refined petroleum products are moved by sea; changes in seaborne and other transportation patterns, including changes in the distances over which refined petroleum and chemical cargoes are transported;

●	competition from other shipping companies and other modes of transportation, such as railroads that compete with product tankers;

●	availability of newbuild crude tankers to take refined petroleum products on their maiden voyage upon delivery from shipyards;

●	product imbalances across regions (affecting the level of trading activity);

●	global and regional economic and political conditions, including armed conflicts, terrorist activities, and strikes; environmental and other regulatory developments;

●	health disasters, such as COVID-19, developments in international trade generally;

●	international sanctions, embargoes, import and export restrictions, nationalizations and wars;

●	currency exchange rates; and

●	weather and natural disasters.

The factors that influence the supply of product tanker vessel capacity are also outside of our control and unpredictable and include, among others:

●	demand and supply for refined petroleum products and other liquid bulk products such as vegetable and edible oils;

●	availability and pricing of other energy resources such as natural gas;

●	the number of product tanker newbuilding deliveries;

●	the efficiency and age of the global product tanker fleet;

●	the demolition prices and scrapping rate of older product tankers or casualties;

●	the price of steel and vessel equipment;

●	the cost of newbuildings and the cost of retrofitting or modifying secondhand product tankers as a result of charterer requirements;

●	shipyard capacity, financial condition and new vessel construction throughput/delays in deliveries;

●	availability, terms and cost of capital;

●	cost and supply of labor;

●	technological innovations and advances in product tanker design and capacity, including the introduction and operating performance of scrubbers;

●	conversion of product tankers to other uses and the conversion of other vessels to product tankers;

●	the number of product tankers used for floating storage;

●	the number of product tankers trading crude or “dirty” oil products;

●	product tanker freight rates, whether time or spot charters, including spot market related pools the Company may join, which are themselves affected by factors that may affect the rate of newbuilding, scrapping and laying-up of product tankers;

●	port and canal congestion;

●	the cost of bunkers and fuel oil, and their impact on vessel speed; currency exchange rate fluctuations;

●	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;

●	changes in environmental and other regulations that may limit the useful lives of product tankers; and

●	the number of product tankers that are out of service.

These factors influencing the supply of and demand for product tanker capacity and charter rates are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. A global economic downturn, such as in 2020, may reduce demand for transportation of refined petroleum products, edible oils and chemicals. We cannot assure you that we will be able to successfully charter our product tankers in the future at all or at rates sufficient to allow us to meet our contractual obligations, including repayment of our indebtedness.

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

The COVID-19 pandemic is dynamic. The continuation of the pandemic and the emergence of other epidemic or pandemic crises could have material adverse effects on our business, results of operations or financial condition.

The COVID-19 pandemic is dynamic, including the developments of variants of the virus and its ultimate scope, duration and effects are uncertain. The pandemic and any future epidemic or pandemic crises could result in direct and indirect adverse effects on the product tanker industry. Effects of the current pandemic include, or may include, among others:

●	deterioration of worldwide, regional or national economic conditions and activity, which could further reduce or prolong the recent significant declines in oil prices, or continue to adversely affect global demand for crude oil and petroleum products, demand for product tankers, and charter and spot rates;
●	disruptions to operations of industry participants as a result of the potential health impact on workforces, including crew;
●	business disruptions from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions for individuals and vessels, hygiene measures (such as quarantining and social distancing) or implementation of remote working arrangements;
●	potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, oil majors or government agencies and (c) maintenance and any repairs or upgrades to, or drydocking of, vessels due to quarantine, worker health, regulations or a shortage of required spares;
●	reduced cash flow and financial condition, including potential liquidity constraints;
●	reduced access to or increase the cost of capital as a result of any credit tightening generally or due to declines in global financial markets;
●	potential decreases in the market values of vessels and related impairment charges;
●	potential noncompliance with covenants in our credit facilities; and
●	potential deterioration in the financial condition and prospects of industry participants.

Although disruption and effects from the coronavirus pandemic may be temporary or moderated by expanding vaccine accessibility, given the dynamic nature of these circumstances, the duration of business disruption and the related financial impact on the product tanker industry and its participants cannot be reasonably estimated at this time. In addition, public health threats and other highly communicable disease outbreaks, such as the COVID-19 pandemic, could adversely affect the business, results of operations or financial condition of us or our customers, suppliers and other business partners.

In addition, the effects of the infectious disease, COVID-19, are rapidly evolving globally and are uncertain. The Company’s business could be adversely affected by this outbreak. Any prolonged restrictive measures in order to control the spread of COVID-19 or other adverse public health development in Asia, U.S. or the Company’s targeted markets may also have a material and adverse effect on the demand for the Company’s vessels, operations and financial condition.

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

Newly built product tankers were delivered in significant numbers starting at the beginning of 2006 through 2020 and continuing into 2021. Furthermore, if the capacity of new ships delivered exceeds the capacity of product tankers being scrapped and lost, product tanker capacity will increase. For example, as of February 28, 2021, there were 100 product and product/chemical tankers on order, equivalent to 6.3% of the existing fleet by units and 6.6% of the existing fleet by dwt and the orderbook may increase further in the future. If the supply of product tanker capacity increases and if the demand for product tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. If that happens, as the Company’s charters expire, the Company may only be able to re-charter its vessels at reduced or unprofitable rates, or the Company may not be able to charter its vessels at all. A reduction in charter rates and the value of our vessels for any of these reasons may have a material adverse effect on our business, results of operations and financial condition.

In addition, product tankers currently used to transport crude oil and other “dirty” products may be “cleaned up” and reintroduced into the product tanker market, which would increase the available product tanker tonnage which may affect the supply and demand balance for product tankers. This could have an adverse effect on our business, results of operations and financial position.

Over the last nine years, a number of vessel owners have ordered and taken delivery of so-called “eco-efficient” vessel designs, which offer significant bunker savings as compared to older designs. Increased demand for and supply of “eco-efficient” vessels could reduce demand for certain of our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

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

Acts of piracy have historically affected ocean-going vessels trading in many regions of the world, such as South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Gulf of Guinea region off Nigeria. Sea piracy incidents continue to occur, and tanker vessels are particularly vulnerable to attacks by pirates. If regions in which our vessels are deployed are characterized as “war risk’’ zones or “war and strikes” listed areas by insurers, or other parties such as the Joint War Committee of Lloyds Insurance and IUA Company, premiums payable for coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents. In addition, any detention hijacking as a result of an act of piracy against our vessels, increases in cost associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or travelling at increased speeds as recommended by BMP4), or unavailability or increases in cost of insurance for our vessels, could have a material adverse impact on our business, results of operations and financial condition.

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of cargoes in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The year-over-year growth rate of China’s GDP declined to 2.3% for the year ended December 31, 2020, as compared to approximately 6.0% for the year ended December 31, 2019, and continues to remain below pre-2008 levels. We cannot assure you that the Chinese economy will not experience a significant contraction in the future, especially in light of the impact of COVID-19. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars”. The International Monetary Fund has warned that continuing trade tensions, including significant tariff increases, between the United States and China are expected to result in a 0.8% cumulative reduction of global GDP in 2020. We cannot assure you that the Chinese economy will not experience a significant contraction in the future.

Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is adjusting the level of direct control that it exercises over the economy through state plans and other measures. There is a questionable level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain refined petroleum products are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic shipping and tanker companies and may hinder our ability to compete with them effectively. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Moreover, an economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.

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

Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures which have been somewhat mitigated by the recent trade deal (first phase trade agreement) between the U.S. and China, which requires the purchase of over USD 50 billion of Chinese energy products including crude oil. Additionally, in March 2018, former President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. However, it is not yet clear how the new United States administration under President Biden may deviate from the former administration’s protectionist foreign trade policies. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition.

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

In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as “Brexit”), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU negotiated the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remained in place until December 2020, during which the U.K. was subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. On December 24, 2020, the U.K. and the EU entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which was applied on a provisional basis from January 1, 2021. While the new economic relationship does not match the relationship that existed during the time the U.K. was a member state of the EU, the Trade and Cooperation Agreement sets out preferential arrangements in certain areas such as trade in goods and in services, digital trade and intellectual property. Negotiations between the U.K. and the EU are expected to continue in relation to other areas which are not covered by the Trade and Cooperation Agreement. The long term effects of Brexit will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the U.K. and EU.

It is unclear what long-term economic, financial, trade, and legal implications the withdrawal of the U.K. from the European Union would have and how such withdrawal would affect our business. In addition, Brexit may lead other European Union member countries to consider referendums regarding their European Union membership. Any of these events, along with any political, economic and regulatory changes that may occur, could cause political and economic uncertainty and harm our business and financial results.

Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.

Changes in fuel, or bunkers, prices may adversely affect results of operations.

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

If our vessels call on ports located in or operate in countries or territories that are the subject of sanctions or embargoes imposed by the United States, the European Union, the United Nations, or other governmental authorities it could result in monetary fines and penalties and adversely affect our reputation and the market price of our common shares.

Although none of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws in 2020, and we endeavor to take steps reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected.

Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be affiliated with persons or entities that are, or may be in the future, the subject of sanctions or embargoes imposed by the U.S., the EU, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries, are party, or if we are found to be in violation of such applicable sanctions or embargoes, our results of operations may be adversely affected, we could face monetary fines or penalties, or we may suffer reputational harm.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance at all times in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access the U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or refrain from investing, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

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

In addition, in those countries adopting the International Convention on Arrest of Ships, 1999, and in certain other jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s maritime lien has arisen, but also any “associated” vessel owned or controlled by the legal or beneficial owner of that vessel. While in some of the jurisdictions which have adopted this doctrine, liability for damages is limited in scope and would only extend to a company and its vessel-owning subsidiaries, there can be no assurance that liability for damages caused by a vessel managed by an unaffiliated party, ITM, would not be asserted against us or one or more of our vessels. The arrest of one or more vessels in our fleet could result in a material loss of cash flow for us and/or require us to pay substantial sums to have the arrest lifted.

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

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

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

These laws and regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990 (the “OPA”), requirements of the U.S Coast Guard (“USCG”) and the U.S. Environmental Protection Agency (the “EPA”), the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (the “CERCLA”), the U.S. Clean Air Act of 1970 (as amended from time to time and referred to herein as the “CAA”), the U.S. Clean Water Act of 1972 (as amended from time to time and referred to herein as the “CWA”), the International Maritime Organization (the “IMO”), the International Convention on Civil Liability for Oil Pollution Damage of 1969 (as amended from time to time and referred to herein as the “CLC”), the IMO International Convention on Civil Liability for Bunker Oil Pollution Damages (the “Bunker Convention”), MARPOL, including designation of Emission Control Areas (“ECAs”) thereunder, the IMO International Convention for the Safety of Life at Sea of 1974 (as amended from time to time and referred to herein as the “SOLAS Convention”) and the International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”) promulgated thereby, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), the IMO International Convention on Load Lines of 1966 (as from time to time amended) (the “LL Convention”), the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”), the International Labour Organization (“ILO”), the Maritime Labour Convention, EU regulations, and the International Ship and Port Facility Security Code (the “ISPS Code”).

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

We could be adversely affected by violations of the FCPA and similar worldwide anti-bribery laws.

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

Vessels unload ballast water during passage by taking ballast water in one port and unloading it in another. This helps maintain safety and stability. However, the ballast water can contain local organisms and pathogens. When vessels unload ballast water they can then release organisms and pathogens in different parts of the world, which can be invasive to that local ecosystem. To avoid transfers of invasive species in ballast water, the IMO and United States have regulations that require ballast water is treated prior to the discharge. In order to comply with IMO and U.S. ballast water regulations, we are required to install ballast water treatment plants on all MR’s by September 2023.

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

Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after September 8, 2019 and for an MR2 tanker, the retrofit cost could be as much as $0.75 million per vessel including labor. The cost of compliance per vessel for us is estimated to be $0.6 million, depending on specifications of the vessel. Significant investments in ballast water treatment systems (“BWTS”) may have a material adverse effect on our future performance, results of operations, cash flows and financial position depending on the ability to install effective ballast water treatment systems, including ship yard availability, and the extent to which existing vessels must be modified to accommodate such systems

As of the date of this filing, two vessels in the Company’s fleet, Pyxis Malou and Pyxis Epsilon, have a BWTS installed. The Company cannot be assured that this system will continue to be approved by the regulatory bodies of every jurisdiction in which it may wish to conduct its business. Accordingly, the Company may have to make additional investments in these vessels and substantial investments in the remaining medium range (“MR”) tanker, the Pyxis Theta, that does not carry such equipment. Also, as part of future loan agreements, lenders may require us to periodically deposit additional funds as a reserve to cover these types of expenditures.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found within the VGP, within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

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

The Hong Kong Convention will enter into force 24 months after the date on which 15 IMO Member States, representing 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of the date of this Annual Report, 16 countries have ratified or approved accession of the Hong Kong Convention, but the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied. Even though the Hong Kong Convention is currently not in effect, the European Parliament and the Council of the EU have adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities. We are required to comply with EU Ship Recycling Regulation by December 31, 2020, since our ships trade in EU region.

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

Additionally, on September 15, 2020 the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market from 2022, meaning that specific regulations on this are forthcoming and will require shipowners to buy permits to cover such emissions.

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. However, on January 20, 2021, newly-elected U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. The effect of such action has yet to be determined. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services and investor interest in our common stock. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources and electric powered vehicles. Therefore, any long-term material adverse effect on the oil and gas industry could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Also, increasing focus and selectivity by investors and certain lenders on environmentally sensitive and sustainable public companies could make our stock less appealing or bank debt to be become more restricted and/or costly due to the nature of our business. Please read “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry” in this Annual Report, incorporated by reference herein.

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

Risks Related to Our Business and Operations

We recently had a working capital deficit and may not be able to fund our ongoing operations.

We are operating in a challenging market with low charter rates and vessel utilization, which has significantly weakened our liquidity. We have incurred a net loss to common shareholders of $7.0 million for the year ended December 31, 2020 and have a working capital deficit of $2.9 million at December 31, 2020. Additionally, as of December 31, 2020, there was no amount available for us to draw down under our existing loan agreements.

In order to avoid there being substantial doubt about our ability to fund future operations, meet our obligations as they become due and help us fund our growth plans, we recently completed the 2021 Private Placement Transaction (as defined below), which generated $23.1 million in net proceeds as well as refinanced the outstanding loan for the Pyxis Epsilon which extended our debt maturities and reduced interest costs.

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

Because we intend to charter some of the vessels in our fleet in the spot market or in pools trading in the spot market, we expect to have exposure to the cyclicality and volatility of the spot charter market and incur additional working capital. As of April 6, 2021, we operated two vessels in the spot market which is highly competitive and volatile. Spot charter rates may fluctuate dramatically based on the competitive factors listed in the preceding risk factor. Significant fluctuations in spot charter rates may result in significant fluctuations in our ability to continuously re-charter our vessels upon the expiration or termination of their current spot charters and in the earnings of our vessels operating on the spot market. Since we charter some of our vessels on the spot market, and may in the future also admit our vessels in pools trading on the spot market, we have exposure to fluctuations in cash flows due to the cyclicality and volatility of the spot charter market. By focusing the employment of some of the vessels in our fleet on the spot market, we will benefit if conditions in this market strengthen. However, we will also be particularly vulnerable to declining spot charter rates. Future spot charters may continue to be at the rates currently prevailing in the spot market at which we cannot operate our vessels profitably and may fall further. If spot charter rates remain at current levels or decrease further, our earnings will be adversely impacted to the extent we have vessels trading on the spot market. Trading our vessels in the spot market or in pools requires greater working capital than operating under a time charter as the vessel owner is responsible for various voyage related costs, such as, fuel, port and canal charges, as well as additional timing for collections of charter receivables, including additional demurrage revenues.

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

We currently derive substantially all of our revenues from a limited number of customers. In 2019, three customers accounted for approximately 86% of our total revenues with one customer accounting for 71% of our total revenues and in 2020, two customers accounted for approximately 74% of our total revenues, one of which accounted for 58% of our total revenues. The loss of any significant customer or a decline in the amount of services provided to a significant customer could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Our financial performance and operations may be adversely affected by outbreaks of infectious diseases, such as the ongoing COVID-19 pandemic, and related governmental responses.

Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China in late 2019 and that has spread to most nations around the globe has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for tankers may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for tankers and other shipping sectors, including, among other things:

●	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;

●	decreases in the market value of tankers and limited second-hand market for the sale of vessels;

●	limited and higher cost of financing for vessels;

●	loan covenant defaults; and

●	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we and our managers face significant risks to personnel and operations due to the COVID-19 pandemic. The crews on our vessels face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. Delays in crew rotations may also cause us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

The COVID-19 pandemic and measures in place against the spread of the virus have led to a difficult environment in which to dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity globally, with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other factors, including lower demand for some of the cargoes we carry, have contributed to lower tanker rates in the second half of 2020.

Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees’ well-being, while making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which could increase the risk of cyber security attacks.

While it is still too early to fully assess the overall impact that COVID-19 will have on our financial condition and operations and on the tanker industry in general, we assess that the tanker charter rates have been reduced significantly as a result of COVID-19 after an initial increase in rates through the spring of 2020 and that the shipping industry in general and our Company specifically are likely to continue to be exposed to volatility in the near term.

Further, containment measures and quarantine restrictions adopted by many countries worldwide have caused significant impact on our ability to embark and disembark crew members and on our seafarers themselves. As a result, since the outbreak of COVID-19 and as of the date of this Annual Report, we have encountered certain delays and surrounding complexities in embarking and disembarking crew onto our ships which further resulted in increased operational costs and decreased revenues by reason of off-hires associated with crew rotation and related logistical complications associated with supplying our vessels with spares or other supplies.

The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, and value of our vessels.

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

We have limited current liquidity and have become reliant on Maritime and Maritime Investors , entities affiliated with our Chairman and Chief Executive Officer, Mr. Valentis, for our short-term working capital financing.

At December 31, 2020, we had cash and cash equivalents and restricted cash of $4.0 million. Of this amount, $2.4 million was restricted cash deposits required by our lenders. At December 31, 2019, Maritime had extended $6.8 million of advances which we used to pay various operating costs, debt service and other obligations. Through December 31, 2020, amounts due to Maritime were repaid and the balance due from Maritime as at December 31, 2020, amounted to $2.3 million which was used to prepay management fees and certain vessel dry docking costs. In the near-term, Maritime may advance or receive from us additional funds for similar purposes. Currently there are no specific repayment terms with respect to these advances, which Maritime controls as our manager. We cannot assure you that in the future Maritime will continue to provide these advances or other working capital funding on similar or different terms, or at all. If our operating cash flows are insufficient to satisfy our liquidity needs, we may have to rely on the sale of assets or additional debt or equity financings to raise adequate funds or restructure our indebtedness, or a combination thereof.

Also, on October 28, 2015, we and Maritime Investors entered into a promissory note, which as subsequently amended and supplemented, has an outstanding principal balance of $5.0 million payable on a quarterly basis at an annual interest rate of 9.0%, of which 4.5% is payable in cash and 4.5% in restricted common stock (the “Amended and Restated Promissory Note”). Please refer to “Item 7. Major Shareholders and Related Party Transactions” below for more information.

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

Pursuant to our management agreements, ITM provides us with day-to-day technical management services (including crewing, maintenance, repair, dry-dockings and maintaining required vetting approvals) and Maritime provides us with ship management and administrative services for our vessels. Our operational success depends significantly upon ITM and Maritime’s satisfactory performance of these services, including their abilities to attract and retain highly skilled and qualified personnel, particularly seamen and on-shore staff who deal directly with vessel operations. Our business would be harmed if ITM or Maritime failed to perform these services satisfactorily. In addition, if our management agreements with either ITM or Maritime were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our management agreements. A change of technical manager may require approval by certain customers of ours for employment of a vessel.

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

We must make substantial capital expenditures to maintain, over the long-term, the operating capacity of our fleet. Our business strategy is also based in part upon the expansion of our fleet through the purchase of additional vessels. Maintenance capital expenditures include dry-docking expenses, modification of existing vessels or acquisitions of new vessels to the extent these expenditures are incurred to maintain the operating capacity of our fleet. In addition, we expect to incur significant maintenance costs for our current and any newly-acquired vessels. A newbuilding vessel must be dry-docked within five years of its delivery from a shipyard, and vessels are typically dry-docked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. We estimate the cost to dry-dock a vessel is between $0.3 and $1.03 million (including estimated expenditures for upgrades to comply with new BWTS system regulations), depending on the age, size and condition of the vessel and the location of dry-docking. In addition, capital maintenance expenditures could increase as a result of changes in the cost of labor and materials, customer requirements, increases in the size of our fleet, governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment and competitive standards.

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

Effective January 1, 2020 all vessels must comply with the IMO’s low sulfur fuel oil (“LSFO”) requirement, which cuts sulfur levels from 3.5% to 0.5%. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels, which is available in most ports globally but at a higher cost than high-sulfur fuel oil (“HSFO”); (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry” in this Annual Report.

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

As of February 28, 2021, approximately 14.8% of the worldwide fleet of MR2 were scrubber-fitted. Fuel expense reductions from operating scrubber-fitted vessels could result in a substantial reduction of bunker cost for charterers compared to vessels in our fleet which do not have scrubbers. If (a) the supply of scrubber-fitted tankers increases, (b) the differential between the cost of HSFO and LSFO is high and (c) charterers prefer such vessels over our tankers, demand for our vessels may be reduced and our ability to re-charter our vessels at competitive rates may be impaired.

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

Although we currently have no vessels on order, under construction or subject to purchase agreements, we expect to purchase additional vessels from time to time. The delivery of these vessels, or vessels on order, could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations. The delivery of vessels we propose to order or that are on order could be delayed because of, among other things:

●	work stoppages or other labor disturbances, engineering problems or other events that disrupt the operations of the shipyard building the vessels;

●	changes in governmental regulations or maritime self-regulatory organization standards;

●	lack of raw materials or supply chain issues for vessel parts and components;

●	bankruptcy or other financial crisis of the shipyard building the vessels;

●	our inability to obtain requisite financing or make timely payments;

●	a backlog of orders at the shipyard building the vessels;

●	hostilities, political, health or economic disturbances in the countries where the vessels are being built;

●	weather interference or a catastrophic event, such as a major earthquake, typhoon or fire;

●	our requests for changes to the original vessel specifications;

●	shortages or delays in the receipt of necessary construction materials, such as steel;

●	our inability to obtain requisite permits or approvals;

●	a dispute with the shipyard building the vessels, non-performance of the purchase or construction agreement with respect to a vessel by the seller or the shipyard as applicable;

●	non-performance of the vessel purchase agreement by the seller;

●	our inability to obtain requisite permits, approvals or financings; or

●	damage to or destruction of vessels while being operated by the seller prior to the delivery date.

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

Should the carrying value plus the unamortized dry-dock and survey balance of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts plus the unamortized dry-dock and survey balances in connection with the estimated recoverable amount indicated no impairment charge for the Company’s vessels as of December 31, 2019 and 2020, respectively. See Note #2 (m) in the Consolidated Financial Statements.

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

In addition, Maritime may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of December 31, 2020, Maritime provided commercial management services to one tanker vessel, other than the vessels in our fleet, that was owned or operated by one or more entities affiliated with Mr. Valentis. Such conflicts may have an adverse effect on our business, results of operations and financial condition.

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

A cyber-attack and failure to comply with data privacy laws could materially disrupt our business.

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

Additionally, our information systems and infrastructure could be physically damaged by events such as fires, terrorist attacks and unauthorized access to our servers and facilities, as well as the unauthorized entrance into our information systems. Furthermore, we communicate with our customers through an ecommerce platform run by third-party service providers over which we have no management control. A potential failure of our computer systems or a failure of our third-party ecommerce platform provider to satisfy its contractual service level commitments to us may have a material-adverse effect on our business, financial condition and results of operation. Our efforts to modernize and digitize our operations and communications with our customers further increase our dependency on information technology systems, which exacerbates the risks we could face if these systems malfunction.

The EU has recently adopted a comprehensive overhaul of its data protection regime from the current national legislative approach to a single European Economic Area Privacy Regulation, the General Data Protection Regulation (“GDPR”). The GDPR came into force on May 25, 2018, and applies to organizations located within the EU, as well as to organizations located outside of the EU if they offer goods or services to, or monitor the behavior of, EU data subjects. It imposes a strict data protection compliance regime with significant penalties and includes new rights such as the “portability” of personal data. It applies to all companies processing and holding the personal data of data subjects residing in the EU, regardless of the company’s location. Implementation of the GDPR could require changes to certain of our business practices, thereby increasing our costs. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, our existing loan agreements require us to maintain various cash balances, while our financial and operating performance is also dependent on our subsidiaries’ ability to make distributions to us, whether in the form of dividends, loans or otherwise. The timing and amount of such distributions will depend on restrictions on our various debt instruments, our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, the provisions of Marshall Islands and Maltese laws affecting the payment of dividends and other factors. Under Maltese law, dividends may only be distributed out of profits available for distribution and/or out of any distributable accumulated reserves.

At any time that our operating cash flows are insufficient to service our debt and other liquidity needs, we may be forced to take actions such as increasing our accounts payable and/or our amounts due to related parties, reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, seeking bankruptcy protection or any combination of the foregoing. For example, on December 16, 2019, we announced the sale of Pyxis Delta, our 2006-built standard MR tanker. We chose the sell our oldest vessel for a number of strategic, operating and financial reasons. Upon closing in January 2020, the net proceeds after commissions of $13.2 million were used to repay $5.7 million of bank debt, reduce accounts payable and amounts due to related parties, and improve working capital. We cannot assure you that any of the actions listed above could be affected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. As of December 31, 2020, our total funded debt outstanding, net of deferred financing costs and Amended and Restated Promissory Note aggregated $58.6 million. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions as, among other things, if we are unable to meet our debt obligations or if some other default occurs under our loan agreements, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and foreclose against the collateral vessels securing that debt. Any such action could also result in an impairment of cash flows and our ability to service debt in the future. Further, our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

The market values of tanker vessels are highly volatile, have decreased in the past and may decrease further in the future which may cause the Company to recognize losses if we sell our tankers or record impairments and affect the Company’s ability to comply with its loan covenants and refinance its debt. The fair market values of product tankers have generally experienced high volatility. The fair market values for tankers declined significantly from historically high levels reached in 2008, and currently approximate average levels of the past 10 years. You should expect the market value of our vessels to fluctuate. Values for ships can fluctuate substantially over time due to a number of factors, including, among others:

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

The restrictions and covenants in our current and future loan agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. Our current loan agreements contain, and future financing agreements will likely contain, restrictive covenants that prohibit us or our subsidiaries from, among other things:

●	paying dividends under certain circumstances, including if there is a default under the loan agreements or, only with respect to our subsidiary Seventhone Corp. (“Seventhone”) under the Alpha Bank Facility entered into in July 2020, if the ratio of our (and our subsidiaries as a group) total liabilities to market value adjusted total assets is greater than 75% in the relevant year. As of December 31, 2020, the ratio of total liabilities over the market value of our adjusted total assets was 66%, and therefore, under the Alpha Bank Facility Seventhone was permitted to distribute dividends to us as of December 31, 2020;

●	incurring or guaranteeing indebtedness;

●	charging, pledging or otherwise encumbering our vessels;

●	changing the flag, class, management or ownership of our vessels;

●	utilizing available cash;

●	changing ownership or structure, including through mergers, consolidations, liquidations or dissolutions;

●	making certain investments;

●	entering into a new line of business;

●	changing the commercial and technical management of our vessels;

●	selling, transferring, assigning or changing the beneficial ownership or control of our vessels; and

●	changing the control, or Mr. Valentis maintaining less than 40% ownership or Mr. Valentis ceases to be the Chairman, of the corporate guarantor.

In addition, the loan agreements generally contain covenants requiring us, among other things, to ensure that:

●	we maintain minimum liquidity cash balances based on the number of vessels owned and debt service requirements. Our required minimum cash balance as of December 31, 2019 and 2020 was $3.7 million and $2.4 million, respectively;

●	the fair market value of the mortgaged vessel plus any additional collateral must be no less than a certain percentage, ranging from 115% to 150%, of outstanding borrowings under the applicable loan agreement, less, in certain loan agreements, any money in respect of the principal outstanding with the credit of any applicable retention account and any free or pledged cash deposits held with the lender in our or its subsidiary’s name; and

●	we maintain vessel insurances of the higher of market value or at least 125% of the outstanding loan balance

As a result of the above, we may need to seek permission from our lenders in order to engage in some corporate actions. The lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

Our ability to comply with covenants and restrictions contained in our current and future loan agreements may also be affected by events beyond our control, including prevailing economic, financial and industry conditions, a change of control of the Company or a reduction in Mr. Valentis’ shareholding. If our cash flow is insufficient to service our current and future indebtedness and to meet our other obligations and commitments, we will be required to adopt one or more alternatives, such as reducing or delaying our business activities, acquisitions, investments, capital expenditures, the payment of dividends or the implementation of our other strategies, refinancing or restructuring our debt obligations, selling vessels or other assets, seeking to raise additional debt or equity capital or seeking bankruptcy protection. However, we may not be able to affect any of these remedies or alternatives on a timely basis, on satisfactory terms or at all, which could lead to events of default under these loan agreements, giving the lenders foreclosure rights on our vessels.

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

Volatility of LIBOR and potential changes in the benchmark could affect our profitability, earnings and cash flow.

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

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow. In addition, on November 30, 2020, ICE Benchmark Administration, the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced plans to consult on ceasing publication of U.S. Dollar LIBOR on December 31, 2021 for only the one-week and two-month U.S. Dollar LIBOR tenors, and on June 30, 2023 for all other U.S. Dollar LIBOR tenors. The United States Federal Reserve concurrently issued a statement advising banks to stop new U.S. Dollar LIBOR issuances by the end of 2021. Such announcements indicate that the continuation of LIBOR on the current basis will not be guaranteed after 2021, and the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us.

Risks Related to our Common Stock

We are no longer an “emerging growth company” and, as a result, are required to comply with increased disclosure and governance requirements.

On December 31, 2020, we ceased to be an “emerging growth company” as defined in the JOBS Act. Since we are not an “accelerated filer” or a “large accelerated filer” (as such terms are defined under the U.S. securities laws) we are not required comply with the provisions of Section 404(b) of the Sarbanes-Oxley Act (“SOX”), which would otherwise require our independent registered public accounting firm to provide us with an attestation report on the effectiveness of our internal control over financial reporting (“IFCR”). Compliance with Section 404 is expensive for our shareholders and time consuming for management and could result in the detection of internal control deficiencies of which we are currently unaware. However, we are required to comply with other SOX mandates, including CEO and CFO certifications, the requirement to establish and maintain ICFR and have management assess its effectiveness, and a financial statement audit by an independent auditor, who is required to obtain an understanding of ICFR in the performance of the financial statement audit but not for the purpose of expressing an opinion on the effectiveness of our ICFR. If we become subject to additional SOX provisions, including Section 404(b), in the future, compliance with these provisions will likely incrementally increase our legal and financial compliance costs and make some activities more time consuming and costly.

The market price of our common stock has fluctuated widely and the market price of our common stock may fluctuate in the future.

The market price of our common stock has fluctuated widely since our initial public offering in October 2015, reaching a high of $12.22 per share in December 2017 and a low of $0.62 per share in March 2020. Most recently during the period between January 4, 2021 and April 6, 2021 our shares reached a high of $2.96 and low of $0.83 with pricing continuing to be volatile as a result of many factors, including the issuance of additional shares of common stock in the 2021 Private Placement Transaction, our actual results of operations and perceived prospects, the prospects of our competitors and of the shipping industry in general and in particular the product tanker sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the product tanker sector, changes in general economic or market conditions and broader market fluctuations.

As such, our stock prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. In addition, the ongoing outbreak of the novel COVID-19 virus has caused broad stock market and industry fluctuations. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our common shares. In addition to the above, the market price for our common shares may be influenced by many other factors, including the following:

●	investor reaction to our business strategy;

●	our continued compliance with the NASDAQ listing standards;

●	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	our ability or inability to raise additional capital and the terms on which we raise it;

●	declines in the market prices of stocks generally;

●	trading volume of our common shares;

●	sales of our common shares by us or our stockholders;

●	general economic, industry and market conditions; and

●	other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the ongoing COVID-19 pandemic, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

These broad market and industry factors may seriously harm the market price of our common shares, regardless of our operating performance, and may be inconsistent with any improvements in actual or expected operating performance, financial condition or other indicators of value. Since the stock price of our common shares has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in our common shares could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current prices.

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due short sellers of shares of common shares, known as a “short squeeze”. These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

Future sales of our common shares could cause the market price of our common shares to decline.

The market price for our common shares could decline as a result of sales by existing shareholders of large numbers of our common shares, or as a result of the perception that such sales may occur. Sales of our common shares by these shareholders also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices we deem appropriate.

We may not be able to generate sufficient cash to service our obligations, including our obligations under the Series A Preferred Shares.

In October 2020, we issued 200,000 units (“Units”) at a price of $25.00 per Unit. Each Unit was immediately separable into (i) one 7.75% Series A Cumulative Convertible Preferred Share, par value $0.001 per share (the “Series A Preferred Shares”), and (ii) eight warrants (the “Warrants”). Our ability to make dividend payments on any outstanding shares of preferred stock, including the Series A Preferred Shares and any other preferred shares that we may issue in the future, and outstanding indebtedness will depend on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities or excess cash balances sufficient to permit us to pay the liquidation preference and dividends on our preferred stock, including the Series A Preferred Shares, as well as principal and interest on our outstanding indebtedness. Please also see the risk factor “We currently have a working capital deficit and may not be able to fund our ongoing operations”.

Conversion of the Series A Preferred Shares and Warrants will dilute the ownership interest of existing shareholders

As of April 6, 2021, there are currently 141,186 Series A Preferred Shares and 1,590,540 Warrants outstanding. Each Series A Preferred Share is convertible into common stock at any time of the option of the holder. Additionally, each Warrant represents the right to purchase a common share at a pre-determined exercise price. The conversion of the Series A Preferred Shares and exercise of outstanding warrants will dilute the ownership interest of existing shareholders by up to 10%. Two separate warrants, the first exercisable for the purchase of an aggregate of 2,000 Series A Preferred Shares and the second exercisable for the purchase of an aggregate of 16,000 warrants to purchase common shares, which are not included in the figures provided above, were issued to certain employees of ThinkEquity as compensation in connection with ThinkEquity’s role as underwriter and placement agent in the Company’s recent Series A Preferred Shares and Warrants Transaction. The warrants issued to these certain employees of ThinkEquity referenced in the immediately preceding sentence are subject to a 180 day lockup period.

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

These market and industry factors may materially reduce the market price of shares of our common stock, regardless of our operating performance. The seaborne transportation industry has been highly unpredictable and volatile. The market for shares of our common stock may be equally volatile, and has been particularly volatile during the period August to September 2019 and February 2020. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than those paid by you in any previous or future offerings.

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

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our existing vessels, and subsidiaries we form in the future will own any other vessels we may acquire in the future. All payments under our charters will be made to our subsidiaries. As a result, our ability to meet our financial and other obligations, and to possibly pay dividends in the future, will depend on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of our loan agreements, any financing agreement we may enter into in the future, or by Marshall Islands or Maltese law, which regulates the payment of dividends by our companies. The loan agreement of our subsidiary, Seventhone, prohibits paying any dividends to us unless the ratio of the total liabilities to the market value adjusted total assets (total assets adjusted to reflect the market value of all our vessels) of us and our subsidiaries as a group is 75% or less. As of December 31, 2020, the ratio of total liabilities over the market value of our adjusted total assets (calculated in accordance with the Alpha Bank Facility) was 71%. If we or Seventhone do not satisfy the 75% requirement or if we or a subsidiary breach a covenant in our loan agreements or any financing agreement we may enter into in the future, such subsidiary may be restricted from paying dividends. If we are unable to obtain funds from our subsidiaries, we will not be able to fund our liquidity needs or pay dividends in the future unless we obtain funds from other sources, which we may not be able to do.

It may be difficult to serve process on or enforce a U.S. judgment against us, our officers and our directors because we are not a U.S. corporation.

We are a Marshall Islands corporation, and a substantial portion of our assets are located outside of the United States and many of our directors and executive officers are not residents of the United States. As a result, you may have difficulty serving legal process within the United States upon us. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. As a result, it may be difficult or impossible for you to bring an original action against us or against individuals in a Marshall Islands court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise because the Marshall Islands courts would not have subject matter jurisdiction to entertain such a suit. A judgment entered in a foreign jurisdiction is enforceable in the Marshall Islands without a retrial on the merits so long as the provisions of the Marshall Islands Uniform Foreign Money-Judgments Recognition Act are complied with. In addition, there is doubt as to the enforceability in Greece against us and/or our executive officers and directors who are non-residents of the U.S., in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the securities laws of the U.S.

We do not intend to pay common stock dividends in the near future and cannot assure you that we will ever pay common stock dividends.

We do not intend to pay common stock dividends in the near future, and we will make dividend payments to our stockholders in the future only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal, fiduciary and contractual requirements. The payment of any common stock dividends is not guaranteed or assured, and, if paid at all in the future, may be discontinued at any time at the discretion of the board of directors.

Our ability to pay common stock dividends will in any event be subject to factors beyond our control, including the following, among others:

●	our earnings, financial condition and anticipated cash requirements;

●	the terms of any current or future credit facilities or loan agreements;

●	the loss of a vessel or the acquisition of one or more vessels;

●	required capital expenditures;

●	increased or unanticipated expenses;

●	future issuances of securities;

●	disputes or legal actions; and

●	the requirements of the laws of the Marshall Islands, which limit payments of common stock dividends if we are, or could become, insolvent and generally prohibit the payment of common stock dividends other than from surplus (retaining earnings and the excess of consideration received for the sale of shares above the par value of the shares).

The payment of common stock dividends would not be permitted if we are not in compliance with our loan agreements or in default of such agreements.

Maritime Investors beneficially owns approximately 47.3% of our total outstanding common stock, which may limit stockholders’ ability to influence our actions.

Maritime Investors, a corporation controlled by our Chief Executive Officer, Mr. Valentis, beneficially owns approximately 47.3% of our outstanding common stock as of April 6, 2021. Prior to the closing of the 2021 Private Placement Transaction, Mr. Valentis owned approximately 81% of our outstanding common stock. As a result, Maritime Investors has the power to exert considerable influence over our actions through its ability to effectively control matters requiring stockholder approval, including the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether our other stockholders believe that any such transaction is in their or our best interests. For example, Maritime Investors could cause us to consummate a merger or acquisition that increases the amount of our indebtedness or causes us to sell all of our revenue-generating assets. We cannot assure you that the interests of Maritime Investors will coincide with the interests of other stockholders. As a result, the market price of shares of our common stock could be adversely affected.

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

Under the rules of NASDAQ, listed companies are required to maintain a share price of at least $1.00 per share. If the share price declines below $1.00 for a period of 30 consecutive trading days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. If the price of our common stock closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the 180-day timeframe, then our common stock could be delisted. On July 2, 2020, Nasdaq had notified us of our noncompliance with the minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq’s listing rules. On December 29, 2020, we received written notification granting us a 180-day extension, or until June 28, 2021 to regain compliance with the minimum bid price requirement. Subsequently, from January 28, 2021 to February 16, 2021, our closing bid price for our common shares has been $1.00 per share or greater and Nasdaq has informed us that we have regained compliance with the exchange’s minimum closing bid price rule and the matter is closed.

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

During our 2020 taxable year, we and our ship owning subsidiaries are organized under the laws of the Republic of the Marshall Islands and the laws of the Republic of Malta. The Republic of the Marshall Islands is a country that has in place with the United States of America both an Order affording relief from double taxation in relation to the taxation of income derived from the international operation of ships and aircraft which entered into force on the 11th March 1997 in respect of income derived on or after the 1st January 1997; as well as a Convention for the avoidance of double taxation and prevention of fiscal evasion with respect to taxes on income which entered into force on the 23rd November 2010.

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

Accordingly, income earned by our subsidiaries organized under the laws of Malta may qualify for a treaty-based exemption. Income earned by our subsidiaries under the law of the Marshall Islands don’t qualify for a treaty-based exemption. However, we believe that we qualify for the exemption from tax under Section 883 of the Code for the 2020 taxable year and intend to take such position on our returns for the 2020 taxable year. Nevertheless, for the 2021 or any later taxable year, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S.-source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if additional shares of our common stock are issued to new stockholders such that, due to their status or unwillingness to cooperate with certain substantiation and reporting requirements, we no longer satisfy one of the ownership test requirements for qualification. Due to the factual nature of the issues involved, we can give no assurances on the availability of the exemption to us.

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

Based on our current and projected operations, we do not believe that we (or any of our subsidiaries) were a PFIC in our 2020 taxable year, and we do not expect to become (or any of our subsidiaries to become) a PFIC with respect to the 2021 or any later taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute “passive assets.” There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are (or were in a prior taxable year) a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Pyxis Tankers Inc. We are an international maritime transportation holding company that was incorporated under the laws of the BCA on March 23, 2015, and we maintain our principal place of business at the offices of our ship manager, Maritime, at 59 K. Karamanli, Maroussi 15125, Athens, Greece. Our telephone number at that address is +30 210 638 0200. Our registered agent in the Marshall Islands is The Trust Company of the Marshall Islands, Inc. located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. Our website is www.pyxistankers.com. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. None of the information contained on those websites is incorporated into or forms a part of this Annual Report.

We own the vessels in our current fleet through five separate wholly-owned subsidiaries that are incorporated in the Marshall Islands and Malta. We acquired the vessel-owning subsidiaries from affiliates of our founder and Chief Executive Officer in connection with our merger with LookSmart in October 2015. Pursuant to the foregoing, LookSmart merged with and into Maritime Technologies Corp. and we commenced trading on the NASDAQ Capital Market under the symbol “PXS”. As part of the merger transactions, LookSmart transferred all of its then existing business, assets and liabilities to its wholly-owned subsidiary, which was spun off to the LookSmart stockholders.

We periodically assess the value of our fleet from an operational and financial standpoint as well as potential strategic opportunities such as vessel acquisition or disposition. On January 13, 2020, we completed the sale of the Pyxis Delta for $13.5 million. The net proceeds from the sale of the vessel were approximately $13.2 million, out of which $5.7 million was used for the prepayment of Pyxis Delta and Pyxis Theta loan facility and $7.5 million for the repayment of our liabilities to our related party (Maritime) and for the repayment of obligations to our trade creditors.

Recent and Other Developments

Issuance of shares: On January 4, 2021 and April 2, 2021, following the second amendment to the Amended & Restated Promissory Note dated May 14, 2019, we issued 64,446 and 47,827, respectively, of our common shares at the volume weighted average closing share price for the 10-day period immediately prior to the quarter end.

Pyxis Regains Compliance with NASDAQ’s Minimum Closing Bid Price Rule: On July 2, 2020, NASDAQ had notified us of our noncompliance with the minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of the NASDAQ Stock Market. On December 29, 2020, we received written notification granting us a 180-day extension, or until June 28, 2021, to regain compliance with the minimum bid price requirement. Subsequently, from January 28, 2021 to February 16, 2021, our closing bid price for our common shares was $1.00 per share or greater and, on February 17, 2021, NASDAQ informed us that we had regained compliance with the exchange’s minimum closing bid price rule (NASDAQ Listing Rule 5550(a)(2)).

Closing of $25.0 Million Private Placement of Common Stock: On February 24, 2021 we announced that we had closed our definitive securities purchase agreements with a group of investors, which resulted in gross proceeds to the Company of $25.0 million, before deducting placement offering expenses. We issued 14,285,715 shares of common stock at a price of $1.75 per share. We will use the net proceeds from the offering for general corporate purposes, which may include the repayment of outstanding indebtedness and potential vessel acquisitions. The securities offered and sold by us in the private placement were subsequently registered under the Securities Act of 1933, as amended (the “Securities Act”), under a resale registration statement filed with the SEC and became effective on March 11, 2021. Any resale of our shares under such resale registration statement will be made only by means of a prospectus.

Series A Preferred Share Conversions & Warrant Exercises: Since October 13, 2020 through April 6, 2021, an aggregate of 58,814 of Series A Preferred Shares were converted into 1,052,529 registered common shares of the Company and 144,500 Warrants were exercised for 144,500 registered common shares.

As of April 6, 2021, we had a total of 37,225,792 common shares issued and outstanding of which Mr. Valentis beneficially owned 47.3%.

Amendment to Eighthone Loan: On March 4, 2021, Eighthone Corp., the owner of the Pyxis Epsilon, entered into a Third Amendment with Wilmington Trust, as agent, to modify two loan covenants. The minimum liquidity amount thereunder shall remain at $0.5 million through 2021 and increase to $0.75 million thereafter until maturity. The minimum security cover thereunder shall remain at 115% of the outstanding loan (currently $24 million) through 2021 and increase to 125% thereafter. All other terms and conditions shall remain in full force and effect.

Refinancing of Eighthone Loan: On March 30, 2021, we announced that we had successfully completed the refinancing of a previous loan facility secured by the Pyxis Epsilon with a $17 million loan which has an interest rate of Libor plus 3.35% and is repayable over 5 years.

Dividend Payments: On January 20, 2021, February 22, 2021 and March 22, 2021, we paid cash dividends of $0.1615 per Series A Convertible Preferred Share for each month. Our board of directors has also declared a monthly dividend of $0.1615 per share on our Series A Preferred Shares, for the month of April 2021. The cash dividend will be payable on April 20, 2021 to holders of record as of April 13, 2021.

B. Business Overview

Overview

We are an international maritime transportation company focused on the product tanker sector. Our fleet is comprised of five double hull product tankers, which are employed under a mix of spot and medium-term time charters. As of April 6, 2021, our fleet had an average age of 9.5 years, based on dwt, compared to an industry average of approximately 13 years, with a total cargo carrying capacity of 170,019 dwt. We acquired these five vessels in 2015 from affiliates of our founder and Chief Executive Officer, Mr. Eddie Valentis. Three of the vessels in the fleet are MR tankers, all of which have eco-efficient or eco-modified designs, and two are short-range tanker sister ships. Each of the vessels in the fleet has IMO certifications and is capable of transporting refined petroleum products, such as naphtha, gasoline, jet fuel, kerosene, diesel and fuel oil, as well as other liquid bulk items, such as vegetable oils and organic chemicals.

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

The Fleet

The following table provides summary information concerning our fleet as of April 6, 2021:

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of Charter	Charter Rate (per day) (1)	Earliest Redelivery Date
Pyxis Epsilon (2)	SPP* / S. Korea	MR	50,295	2015	Time	$14,000	May 2021
Pyxis Theta (2)	SPP / S. Korea	MR	51,795	2013	Time	$14,000	June 2021
Pyxis Malou (3)	SPP / S. Korea	MR	50,667	2009	Time	$12,000	July 2021
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			170,019

(1)	These are gross charter rates and do not reflect any commissions payable.

(2)	Pyxis Epsilon and Pyxis Theta are contracted with a charterer’s option to extend the charter at the rate of $15,500 per day for additional six months, minus 45 days or plus 70 days.

(3)	Pyxis Malou is fixed for six months, minus 40 or plus 50 days at charterer’s option at $12,000 per day.

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

In the future, we may also place one or more of our vessels in pooling arrangements or on bareboat charters:

●	Pooling Arrangements. In pooling arrangements, vessels are managed by a single pool manager who markets a number of vessels as a single, cohesive fleet and collects, or pools, their net earnings prior to distributing them to the individual owners, typically under a pre-arranged weighting system that recognizes a vessel’s earnings capacity based on various factors. The vessel owner also generally pays commissions on pooling arrangements generally ranging from 1.25% to 5.0% of the earnings.

●	Bareboat Charters. A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer generally provides for all of the vessel’s operating expenses in addition to the voyage costs and assumes all risk of operation. A bareboat charterer will generally be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel, including dry-dockings and insurance.

Our Competitive Strengths

We believe that we possess a number of competitive strengths relative to other product tanker companies, including:

●	High Quality Fleet of Modern Tankers. As of April 6, 2021, our fleet had an average age of 9.5 years, based on dwt, compared to an industry average of approximately 13 years. Our fleet of vessels consists mainly of MR tankers that were built in Korean shipyards. We believe these MR tankers, along with our smaller tankers, provide our customers with high quality and reliable transportation of cargos at competitive operating costs. Owning a modern fleet reduces off-hire time, repairs and maintenance costs, including dry-docking expenses, and improves safety and environmental performance. Also, lenders are attracted to modern, well maintained vessels, which can result in more reasonable terms for secured loans.

●	Established Relationships with Charterers. We have developed long-standing relationships with a number of leading tanker charterers, including major integrated and national oil companies, refiners, international trading firms and large vessel operators, which we believe will benefit us in the future as we continue to grow our business. Our customers have included, among others, Trafigura, BP, SK Energy, Equinor, Total, Petramina, Vitol, ST Shipping (an affiliate of Glencore), Greenergy, Repsol, Petrobras and their respective subsidiaries. We strive to meet high standards of operating performance, achieve cost-efficient operations, reliability and safety in all of our operations and maintain long-term relationships with our customers. In concert with our technical manager, we constantly monitor and report the environmental impact of our vessels to address increasing industry-wide emissions concerns. We believe that our charterers value our fleet of modern, quality tankers as well as our management team’s industry experience. These attributes should allow us to continue to charter our vessels and expand our fleet.

●	Competitive Cost Structure. Even though we currently operate a relatively small number of vessels, we believe we are very cost competitive as compared to other companies in our industry. For example, during the year ended December 31, 2020, our total daily operational costs, including vessel operating expenses, technical commercial management fees plus allocable general and administrative expenses for our eco-efficient MR tankers averaged approximately $8,200. This is a result of our fleet profile, our experienced technical and commercial managers as well as the hands-on approach and substantial equity ownership of our management team. Moreover, a constant focus on operational improvements is a key component of our corporate culture. Our technical manager, ITM, manages over 50 tankers, including our vessels. Our technical and commercial management fees aggregate to approximately $755 per day per vessel, which is competitive within our industry. Our collaborative approach between our management team and our external managers creates a platform that we believe is able to deliver excellent operational results at competitive costs and positions us for further growth. Total daily operational costs is a non-U.S. GAAP measure. For a description of total daily operational costs and analysis of the components that make this measure, please see “Summary Financial Data—Non U.S. GAAP Measures.”

●	Well-Positioned to Capitalize on Improving Rates. We believe our current fleet is positioned to capitalize when spot and time charter rates improve. As of April 6, 2021, we had three tankers contracted under time charter and two under spot voyages. As of April 6, 2021, 15% of our fleet’s remaining available days in 2021 were contracted, exclusive of charterers’ options. For any additional tankers we may acquire, we expect to continue to employ our mixed chartering strategy.

●	Experienced Management Team. Our four senior officers, led by our Chairman and Chief Executive Officer, Mr. Eddie Valentis, have combined over 100 years of industry experience in shipping, including vessel ownership, acquisitions, divestitures, newbuildings, dry-dockings and vessel modifications, on-board operations, chartering, technical supervision, corporate management, legal/regulatory, accounting and finance.

Our Business Strategy

Our principal objective is to own, operate and grow our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the tanker sector. Our strategy to achieve this objective includes the following:

●	Maintain High Quality Fleet of Modern Tankers. We intend to maintain a high quality fleet that meets rigorous industry standards and our charterers’ requirements and that has an average age of 10 years or less. We consider our fleet to be high quality based on the specifications to which our vessels were built and the reputation of each of the shipyards that built the vessels. We believe that our customers prefer the better reliability, fewer off-hire days and greater operating efficiency of modern, high quality vessels. Our MR tankers are all eco-efficient and eco-modified designed vessels which offer the benefits of lower bunker consumption and reduced emissions. In addition, we are able to cost-effectively operate standard older MRs. We also intend to maintain the quality of our fleet through ITM’s comprehensive planned maintenance and preventive maintenance programs.

●	Grow the Fleet Opportunistically. We plan to take advantage of what we believe to be attractive asset values in the product tanker sector to expand our fleet through acquisitions. We believe that demand for tankers will expand as trade routes for liquid cargoes continue to evolve to developed markets, such as those in the United States and Europe, and as changes in refinery production patterns in developing countries such as China and India, as well as in the Middle East, contribute to increases in the transportation of refined petroleum products. We believe that a diversified tanker fleet will enable us to serve our customers across the major tanker trade routes and to continue to develop a global presence. We have strong relationships with reputable owners, charterers, banks and shipyards, which we believe will assist us in identifying attractive vessel acquisition opportunities. We intend to focus primarily on the acquisition of IMO II and III class MR tankers of 10 years of age or less, which have been built in Tier 1 Asian shipyards and have modern bunker efficient designs given demands for lower bunker consumption and concerns about environmental emissions. We will also consider acquisitions of newbuild vessels (also called re-sales), which typically have lower operating costs, and of fleets of existing vessels when such acquisitions are accretive to stockholders or provide other strategic or operating advantages to us.

●	Optimize the Operating Efficiency of our Fleet. We evaluate each of our existing and future vessels regarding their operating efficiency, and if we believe it will advance the operation of our fleet and benefit our business, we may make vessel modifications to improve fuel consumption and meet stricter environmental standards. We will consider making such modifications when the vessels complete their charter contracts or undergo scheduled dry-docking, including installation of required of ballast water treatment systems, or with new acquisitions, at the time we acquire them. Among the modifications that we monitor and may make in the future to our vessels include: fitting devices that reduce main engine bunker consumption without reducing available power and speed; fitting devices that improve bunker combustion and therefore bunker consumption for auxiliary equipment; efficient electrical power generation and usage; minimizing hull and propeller frictional losses; systems that allow for optimized routing; and systems that allow for improved maintenance, performance monitoring and management. We refer to vessels that have one or more of these modifications as “eco-modified.” We have evaluated and successfully installed in vessels a variety of technologies and equipment that have resulted in operating efficiencies and lower emissions. For example, we completed modifications on Pyxis Malou during its first special survey that we believe has resulted in our attaining an attractive return on such capital investment in the first year of operation. In 2019, we installed a BWTS during her second special survey in order to meet new environmental regulations. We will continue to build on our experience with these and other modifications and seek methods to efficiently improve the operational performance of our vessels while keeping costs competitive and meet full regulatory compliance and increasing environmental standards.

●	Utilize Portfolio Approach for Commercial Employment. We expect to employ the vessels in our fleet under a mix of spot and time charters (with and without profit share), bareboat charters and pooling arrangements. We expect to diversify our charters by customer and staggered duration. In addition, any long-term time charters we enter into with a profit sharing component will offer us some protection when charter rates decrease, while allowing us to share in increased profits in the event rates increase. We believe that this portfolio approach to vessel employment is an integral part of risk management which will provide us a base of stable cash flows while providing us the optionality to take advantage of rising charter rates and market volatility in the spot market.

●	Preserve Strong Safety Record & Commitment to Customer Service and Support. Maritime and ITM have strong histories of complying with rigorous health, safety and environmental protection standards and have excellent vessel safety records. We expect to continue to meet charterers’ (and lenders’) reporting requirements of vessel emissions. We intend to maintain these high standards in order to provide our customers with a high level of safety, customer service and support.

●	Maintain Financial Flexibility. We intend to maintain financial flexibility to expand our fleet by targeting a balanced capital structure of debt and equity. As part of our risk management policies, we expect to enter into time charters for most of the vessels we acquire, which provide us predictable cash flows for the duration of the charter and attract lower-cost debt financing at more favorable terms. We believe this will allow us to build upon our strong commercial lending relationships and optimize our ability to access the public capital markets to respond opportunistically to changes in our industry and financial market conditions.

●

Support Good Environmental, Social & Governance Standards. We comply with all current vessel environmental regulations, and continue to monitor and record vessel emissions and hazardous materials inventory. We emphasize operational safety and quality maintenance for all our vessels and crews. We try to ensure a productive work environment on board and on shore in order to meet all safety and health regulations, labor conditions and respect for human rights. Our outsourcing of technical, commercial and administrative management services to ITM and Maritime are critical to effectively achieve these objectives. Lastly, we are committed to good corporate governance standards as a fully compliant, publicly-listed company in the U.S.

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

Head Management Agreement and Ship Management Agreements with Maritime. Headquartered in Maroussi, Greece, Maritime was formed in May 2007 by our founder and Chief Executive Officer to take advantage of opportunities in the tanker sector. Maritime’s business employs or receives consulting services from 13 people in four departments: technical, operations, chartering and finance/accounting. We entered into a head management agreement with Maritime (the “Head Management Agreement”) pursuant to which they provide us and our vessels, among other things, with ship management services and administrative services. Under the Head Management Agreement, each vessel-owning subsidiary that owns a vessel in our fleet also enters into a separate ship management agreement with Maritime. Maritime provides us and our vessels with the following services: commercial, sale and purchase, provisions, insurance, bunkering, operations and maintenance, dry-docking and newbuilding construction supervision. Maritime also provides administrative services to us such as executive, financial, accounting and other administrative services. As part of its responsibilities, Maritime supervises the crewing and technical management performed by ITM for all our vessels. In return for such services, Maritime receives from us:

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

The Ship-Management Fees and the Administration Fees are subject to annual adjustments to take into account inflation in Greece or such other country where Maritime was headquartered during the preceding year. Effective January 1, 2020, the Ship-Management Fees and the Administration Fees were increased by 0.26% in line with the average inflation rate in Greece in 2019 and were approximately $330 per day per ship and $1.6 million annually, respectively. However, in 2020 there was nominal deflation in Greece, so there was no scheduled increase in these fees for 2021. We believe these amounts payable to Maritime are very competitive to many of our U.S. publicly listed tanker competitors, especially given our relative size. We anticipate that once our fleet reaches 15 tankers, the fee that we pay to Maritime for its ship management services for vessels in operation will recognize a volume discount in an amount to be determined by the parties at that time.

The Head Management Agreement was automatically renewed on March 23, 2020 for a five-year period and may be terminated by either party on 90 days’ notice prior to March 23, 2025.

For more information on our Head Management Agreement and our ship management agreements with Maritime, please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

Ship Management Agreements with ITM. We outsource the day-to-day technical management of our vessels to an unaffiliated third party, ITM, which has been certified for ISO 9001:2008 and ISO 14001:2004. Each vessel-owning subsidiary that owns a vessel in our fleet under a time or spot charter also typically enters into a separate ship management agreement with ITM. ITM is responsible for all technical management, including crewing, maintenance, repair, dry-dockings and maintaining required vetting approvals. In performing its services, ITM is responsible for operating a management system that complies, and ITM ensures that each vessel and its crew comply, with all applicable health, safety and environmental laws and regulations. In addition to reimbursement of actual vessel related operating costs, we also pay an annual fee to ITM which in 2020 was $155,000 per vessel (equivalent to approximately $425 per day). This fee is reduced to the extent any vessel ITM manages is not fully operational for a time, which is also referred to as any period of “lay-up.”

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

Insurance. We are obligated to keep insurance for each of our vessels, including hull and machinery insurance and protection and indemnity insurance (including pollution risks and crew insurances), and we must ensure each vessel carries a certificate of financial responsibility as required. We are responsible to ensure that all premiums are paid. Please see “Item 4. Information on the Company – B. Business Overview.– Risk Management and Insurance” below.

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

The following table sets forth information regarding the insurance coverage on our existing fleet as of April 6, 2021.

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

Competition

We operate in international markets that are highly competitive. As a general matter, competition is based primarily on the supply and demand of commodities and the number of vessels operating at any given time. We compete for charters, in particular, on the basis of price and vessel location, size, age and condition, as well as the acceptability of the vessel’s operator to the charterer and on our reputation. We will arrange charters for our vessels typically through the use of brokers, who negotiate the terms of the charters based on market conditions. Competition arises primarily from other product tanker owners, including major oil companies as well as independent tanker companies, some of which have substantially greater financial and other resources than we do. Although we believe that no single competitor has a dominant position in the markets in which we compete, the trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which will likely result in greater competition to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Ownership of product tankers is highly fragmented and is divided among publicly listed companies, state-controlled owners and independent shipowners, some of which also have other types of tankers or vessels that carry diverse cargoes. Several of our publicly listed competitors include Scorpio Tankers Inc., Ardmore Shipping Corporation, Diamond S Shipping Inc., and Top Ships Inc.

Customers

We market our vessels and related services to a broad range of customers, including international commodity trading companies and oil, gas, and large shipping companies.

Our significant customers that accounted for more than 10% of our revenues in 2019 and 2020 were as follows:

Charterer	2019	2020
Trafigura Maritime Logistics Pte. Ltd.	71%	58%
Clearlake Shipping Pte. Ltd	—	16%
	71%	74%

In addition to these companies, we and our ship manager, Maritime, also have historical and growing chartering relationships with major integrated oil and international trading companies, including BP, SK Energy, Equinor, Total, Vitol, Clearlake (a subsidiary of Gunvor), ST Shipping (an affiliate of Glencore), Greenergy, Repsol, Valero and their respective subsidiaries.

As of December 31, 2020, we did not have any material trade receivable outstanding from any of our customers that accounted more than 10% of our revenues during 2020. We do not believe that we are dependent on any one of our key customers. In the event of a default of a charter by any of our key customers, we could seek to re-employ the vessel in the spot or time charter markets, although the rate could be lower than the charter rate agreed with the defaulting charterer.

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

Overall, seaborne trade in products grew by a compound annual growth rate (CAGR) of 2.8% between 2010 and 2019, rising from 810 million tons to 1,036 million tons. Product tanker ton-mile demand also increased at a CAGR of 2.8% over the same period from 2,514 billion-ton miles to 3,218 billion-ton miles. However, mobility restrictions due to the outbreak of COVID-19 adversely affected the demand for products. Provisional estimates indicate that seaborne trade of products fell 9.9% yoy to 934 million tons in 2020 with the ton-mile demand also dropping 8.8% yoy to 2,935 billion-ton miles. The sharp decline in seaborne trade in 2020 can be seen as an outlier. The roll out of various vaccines and gradual easing of restrictions by various governments are expected to support the growth in demand and seaborne trade of products. Apart from the U.S., countries such as India, China, and Saudi Arabia have also exported substantially higher quantities of products in the past decade.

Products - Seaborne Trade Index

* Provisional estimates

Source: GTIS, Drewry

Future growth in seaborne product trades is dependent on a number of factors, not least of which will be prevailing trends in the global economy and in oil demand. However, it is apparent that seaborne trade will continue to be underpinned by the emergence of the U.S. as a major exporter of products and the growth in refining capacity in areas such as China, India and the Middle East, which are heavily focused on servicing export markets.

In terms of vessel supply, products are carried in product tankers, product/chemical tankers and to a limited extent in chemical tankers. Within the context of this report, product tankers include coated and uncoated ships with average tank sizes in excess of 3,000 cubic meters and product/chemical tankers, which are certified by the IMO to transport products, and certain chemicals/edible oils, with average tank sizes of less than 3,000 cubic meters. Chemical tankers are all IMO certified and they normally possess multiple tanks of less than 3,000 cubic meters, which are used almost exclusively to transport bulk liquid chemicals and edible oils. They have therefore been excluded in this report. The fleet trading in products, therefore, consists principally of product tankers and product/chemical tankers. As of February 28, 2021, the total fleet of these two categories amounted to 2,957 ships with a combined capacity of 160.7 million deadweight tons (dwt).

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

(i)	increased trade due to higher stocking activity and improved demand for oil products
(ii)	longer voyage distances because of refining capacity additions in Asia and the Middle East
(iii)	encouraged by firm freight rates for dirty tankers, product tankers are also carrying crude oil
(iv)	lower bunker prices contributed to higher net earnings

As a result of these developments, the average daily time charter equivalent (TCE) rate for a Medium Range 2 (MR2) product tanker was $20,133/day in 2015, compared with $6,875/day in 2014. On a one-year time charter rate basis, MR2 rates rose from $14,438/day in 2014 to $17,271/day in 2015. However, the increase in freight rates encouraged new ordering, and at its highest point in 2016, the ratio of the MR2 product tanker orderbook to the existing global MR2 fleet was 11.7%. Negative market sentiment coupled with elevated newbuild deliveries pushed the market down. As a result, one-year time charter rates for an MR2 tanker in 2016 averaged $15,125/day – a decline of 12.4% from 2015.

A spate of newbuilding deliveries in 2017 aggravated the situation further for shipowners, and the average one-year time charter rate for an MR2 tanker declined by another 12.8% to average $13,188/day in 2017. The market remained weak in 2018 and the average time charter rate for these vessels slid marginally to $13,133/day. Nevertheless, the product tanker market bottomed out in the fall of 2018. Vessel earnings surged substantially in the last quarter of 2018 on account of record high demolitions and steady increase in the demand for tankers. In 2019, the increase in product tanker freight rates was driven by a spike in diesel trade before IMO 2020 regulations came into effect on January 1, 2020. Product tanker freight rates surged to multi-year highs in October 2019 on trickle-down effect from the crude tanker market, where rates surged after the U.S. sanctions on Cosco Shipping Tanker (Dalian) Co, squeezed tonnage supply. Fading seasonality and uncertainty due to COVID-19 led to a decline in vessel earnings in the initial months of 2020. However, the surge in earrings of crude tankers in March and April on account of the unprecedented oversupply of crude oil due to the price war between Saudi Arabia and Russia as well as demand destruction on account of lockdown measures in several economies to contain the spread of the virus cascaded into the products market as well. Steep contango of crude oil and, to a lesser extent refined products, resulted in a rapid inventory build-up onshore and demand spilling over to floating storage. TCE rates for MR2 tankers averaged a record high of $38,367/day in April 2020 before undergoing a severe correction in later months on seasonal weakness, inventory de-stocking and return of vessels that were locked in floating storage to active trade. Accordingly, TCE rates for MR2 tankers averaged $13,117/day in the second half of 2020. One-year time charter rate for an MR2 tanker reflected a similar uptrend in the initial months of 2020 before easing to $13,500/day in December 2020. However, one-year time charter rate of these vessels improved 5.6% in January 2021 to $14,250/day on the back of gradual recovery in demand and optimism infused by vaccine rollouts in several economies in recent months.

Product Tanker One-Year Time Charter Rates

(US$ Per Day)

	2011-2020			2014	2015	2016	2017	2018	2019	2020
Vessels	Averages	Low	High	Averages	Averages	Averages	Averages	Averages	Averages	Averages
MR1	12,846	11,000	16,500	12,938	14,958	13,833	11,458	11,646	13,471	13,100
MR2	14,390	12,000	19,500	14,438	17,271	15,125	13,188	13,133	14,667	14,879
LR1	15,183	12,500	24,250	15,188	19,333	17,000	12,979	12,938	16,542	17,246
LR2	17,691	12,500	36,000	15,708	21,688	22,063	15,625	15,125	21,396	22,800

Source: Drewry

There is also a vibrant second-hand market for ships and product tankers change hands between owners on a regular basis. Second-hand prices are generally influenced by potential vessel earnings, which in turn are influenced by trends in the supply and demand for shipping capacity. The improvement in freight rates and more positive market sentiment in the period from late 2014 to early 2016 had a beneficial impact on second-hand vessel values. For example, in the winter months of 2015-16, a five-year old MR2 was valued at $27.0 million, compared with $25.0 million in the corresponding period of 2014-15. However, limited access and higher cost of capital, including traditional bank debt, have slowed down sale and purchase activity and resulted in lower vessel valuations; the value of these vessels dropped to $22.0 million by October 2016.

Despite low freight rates in both 2017 and 2018, second-hand values of younger vessels with lower fuel consumption have inched up. Increased activity in the S&P market at historically low vessel values in 2017 and expected recovery in the tanker market were the key factors that drove asset prices in 2018. In 2019, second-hand values of product tankers continued to climb up in tandem with the recovery in charter rates. Asset values improved further in the first four months of 2020 on the back of a spike in vessel earnings. However, the correction in freight rates and increased uncertainty in the backdrop of COVID-19 led to their decline in the latter half of the year Accordingly, a five-year old MR2 was valued at $26.0 million in December, 2020 compared with $31.0 million in April. A potential recovery in demand driven by the launch of COVID-19 vaccinations supported the asset prices in early 2021 with a five-year old MR2 priced at $27.5 million in February 2021.

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

Source: Drewry

Demand for tanker shipping is a product of the physical quantity of the cargo (measured in tons) together with the distance the cargo is carried (measured in miles). Generally, demand cycles move in line with developments in the global economy, but other factors such as changes in sources of oil production and refinery capacity, plus movements in oil prices play a key role.

The volume of oil moved by sea was adversely affected by the global financial crisis of 2008 and 2009, but since then, renewed growth in the world economy and in oil demand has had a positive impact on seaborne trade. Oil demand has benefited from economic growth in Asia, especially in China, where oil consumption increased at a CAGR of 4.8% to 13.7 million barrels per day (mbpd) between 2010 and 2019 which inched up further to 13.8 mbpd in 2020 as the country remained largely unaffected by the COVID-19 pandemic despite the initial outbreak in Wuhan. World oil demand grew from 88.4 mbpd in 2010 to 99.7 mbpd in 2019 at a CAGR of 1.4%. However, the spread of COVID-19 to various parts of the world adversely affected the global oil demand in April 2020. Lockdown measures enforced by several economies to contain the spread of the virus to minimize potential damages resulted in unprecedented demand destruction. As a result, global oil demand plunged by nearly 30 mbpd in April. With gradual easing of these restriction and resumption of economic activities, oil demand partially rebounded in the latter part of the year and global oil demand averaged 91.0 mbpd in 2020 – a decline of 8.7% from the level in 2019.

World Oil Consumption: 1991-2020

(Million bpd)

* Provisional estimates

Source: IEA, Drewry

Low per capita oil consumption in developing countries such as China and India compared to the developed world provides scope for higher oil consumption in these economies. Conversely, oil consumption in developed OECD economies has been on decline for much of the last decade. However, this trend was reversed in 2015 because of the positive impact of lower oil prices on demand for products such as gasoline and record new vehicle sales. Oil demand in OECD economies increased at a CAGR of 1.3% from 45.8 mbpd in 2014 to 47.7 mbpd in 2017. In 2018, OECD oil demand further grew by 0.2 mbpd to reach 47.9 mbpd. Consumption increased in the U.S. and some European countries because of higher industrial activity on the back of improving general economic conditions in developed economies. In 2019, OECD oil consumption remained relatively flat compared to 2018 whereas demand plunged 11.7% to 42.1 mbpd in 2020 due to lockdown restrictions imposed to contain the spread of COVID-19 in several OECD economies.

In 2020, 3,109 million tons of crude oil, products, and vegetable oils/chemicals were moved by sea. Of this, crude shipments accounted for 1,886 million tons of cargo, products 934 million tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals, and associated products. During 2014-2019, the seaborne trade of products and vegetable oils/chemicals increased at an average CAGR of 2.7% – 1.0% higher than the growth in seaborne trade of crude oil during the same period. Additionally, lower growth in trade in 2018 compared with 2017 was due to lower growth in oil demand as well as inventory drawdown. Oil demand grew 1.2% in 2018 compared with 1.8% in 2017. The demand inched up further 0.4% to 99.7 mbpd in 2019. However, the outbreak of COVID-19 led to a sharp decline in oil consumption and global oil demand fell 8.7% to 91.0 mbpd in 2020. Seaborne trade declined 8.5% yoy to 3,109 million tons in 2020 on account of lockdown restriction enforced in several major economies to contain the spread of the virus which led to a contraction of 4.2% in the global GDP during the year. During 2010-2019, seaborne transportation of products and vegetable oils/chemicals increased at an average CAGR of 3.2%, which is strongly correlated to average global GDP growth of 3.2% per year during the same period. A sharp decline in seaborne trade in 2020 seems to be an outlier. Trade is expected to improve with gradual recovery in demand due to the launch of several vaccines which is expected to support the pace of economic recovery in future.

World Seaborne Tanker Trade: 2001-2020

Year	Crude Oil		Oil Products		Chemicals		Total		Global GDP**
	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	Billion $
2001	1,809	1.5%	518	3.0%	114	-3.1%	2,441	1.6%	33,653
2002	1,795	-0.8%	519	0.3%	122	7.0%	2,436	-0.2%	34,775
2003	1,899	5.8%	550	6.0%	129	5.9%	2,578	5.8%	39,034
2004	2,011	5.9%	599	8.8%	141	9.5%	2,750	6.7%	43,940
2005	2,039	1.4%	646	8.0%	156	10.5%	2,841	3.3%	47,607
2006	2,057	0.9%	677	4.7%	166	6.5%	2,900	2.1%	51,575
2007	2,040	-0.8%	723	6.8%	176	5.9%	2,939	1.4%	58,221
2008	2,039	-0.1%	765	5.8%	179	1.8%	2,982	1.5%	63,839
2009	1,946	-4.5%	777	1.6%	185	3.3%	2,908	-2.5%	60,489
2010	1,991	2.3%	810	4.3%	197	6.8%	2,998	3.1%	66,141
2011	1,948	-2.1%	860	6.3%	207	4.7%	3,015	0.6%	73,414
2012	2,005	2.9%	859	-0.2%	212	2.6%	3,076	2.0%	74,805
2013	1,910	-4.7%	904	5.3%	252	19.1%	3,066	-0.3%	76,990
2014	1,893	-0.9%	914	1.1%	252	-0.1%	3,060	-0.2%	79,060
2015	1,963	3.7%	963	5.3%	266	5.4%	3,191	4.3%	74,829
2016	2,050	4.4%	999	3.8%	267	0.6%	3,317	3.9%	76,022
2017	2,109	2.9%	1,043	4.3%	283	5.8%	3,435	3.6%	80,716
2018	2,096	-0.6%	1,055	1.1%	293	3.4%	3,443	0.2%	85,690
2019	2,061	-1.7%	1,036	-1.8%	300	2.4%	3,396	-1.4%	87,552
2020*	1,886	-8.5%	934	-9.9%	289	-3.6%	3,109	-8.5%	83,845
CAGR (2014-2019)	1.7%		2.5%		3.5%		2.1%		2.1%
CAGR (2010-2019)	0.4%		2.8%		4.7%		1.4%		3.2%

* Provisional estimates

** GDP at current prices

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

Crude oil is transported in uncoated vessels, which range upwards in size from 55,000 dwt. Clean products are carried in coated tankers ranging in size from 10,000 dwt to 80,000 dwt plus and by product/chemical tankers which have the ability to carry both products and certain chemicals because they have an IMO Certificate of Fitness to Carry Bulk Liquid Chemicals. This latter category represents ‘swing’ ships, with the ability to move between the product and chemical sectors depending on market conditions. Finally, there is a specialist chemical fleet which is all IMO rated, and which is employed primarily in transporting chemicals and vegetable oils and fats. The pure chemical fleet represents nearly 26.7% of all tankers (based on capacity) that can carry products, but because the majority of it is trading in chemicals, it is excluded from the analysis of the fleets and orderbook.

The main types of product tanker, together with indicative vessel sizes by class, the type and average size of tanks, IMO certification and the main cargoes carried are shown in the table below. Unless otherwise specified, references in this section to “product tankers” include both non-IMO product tankers and IMO-certified product/chemical tankers.

Types of Product Tanker

Product Tanker Type	Products		Product/Chemical
Sub Types/Size (Dwt)	Long Range 2 (LR2)	80,000+	Long Range 1 (LRI)	55-79,999
	Long Range 1 (LRI)	55-79,999	Medium Range 2 (MR2)	40-54,999
	Medium Range 2 (MR2)	40-54,999	Medium Range 1 (MR1)	25-39,999
	Medium Range 1 (MR1)	25-39,999	Handy	10-24,999
	Handy	10-24,999
Average Tank Size (1)	>3,000 cbm		>3,000 cbm
Tanks (2)	Coated/Uncoated		Coated
IMO Certification (3)	Non IMO		IMO 2/3 & IMO 3
Cargoes Carried (4)	Clean Products		Clean Products
	Dirty Products		Vegetable Oils
Certain chemicals

(1)	Product capable tankers with an average tank size above 3,000 cubic metres (cbm) are deemed to be Product or Product/Chemical tankers. Tankers with an average tank size below 3,000 cbm are deemed to be chemical tankers.

(2)	Type of tank coating. Coated ships includes epoxy, zinc etc., while some chemical tankers have all/part stainless steel tanks.

(3)	International Maritime Organization (IMO) Certificate of Fitness for the Carriage of Chemicals in Bulk.

(4)	The main cargoes carried by each ship type.

Source: Drewry

Product tankers are employed in the market through a number of different chartering options:

●	A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load port to discharge port basis, subject to various cargo handling terms. Most of these charters are of a single or spot voyage nature. The cost of repositioning the ship to load the next cargo falls outside the charter and is at the cost and discretion of the owner. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

●	A time charter involves the use of the vessel, either for a number of months or years or in few instances, for a trip between specific delivery and redelivery positions. The charterer pays all voyage related costs including bunker fuel. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible for the payment of all vessel-operating expenses and capital costs of the vessel.

●	A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. This arrangement constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship’s operating voyage and capital costs are borne by the ship-owner. The freight rate is normally agreed on a per cargo ton basis.

●	A bareboat charter involves the use of a vessel usually over long periods ranging up to several years. All voyage related costs, including vessel fuel, or bunkers, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance are the responsibility of the charterer. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

The basic structure of the products tanker shipping industry and certain major trading routes of product tankers are outlined in the following diagram.

The Product Tanker Shipping Industry

Crude Oil
Refineries
Oil products
Dirty
Clean
Crude tankers carry only crude and fuel oils
Product tankers can switch between clean and dirty products
Sophisticated product tankers work at the clean end and some can carry chemicals
2,169 Crude tankers
2,957 Product tankers
425.1 MDwt Crude tankers
160.7 MDwt Product tankers
Crude Tankers
Product Tankers
Product Tankers - Fleet and orderbook by vessel segment, Feb 2021
In terms of number of ships
In terms of total capacity
LR2 80,000+ Dwt
357 Ships
48 Orderbook
Fleet 39.59 MDwt
Orderbook 5.477 MDwt
LR1 55-79,999 Dwt
384 Ships
1 Orderbook
Fleet 28.237 MDwt
Orderbook 0.077 MDwt
MR2 40-54,999 Dwt
1,585 Ships
100 Orderbook
Fleet 76.135 MDwt
Orderbook 4.998 MDwt
MR1 25-39,999 Dwt
344 Ships
13 Orderbook
Fleet 12.587 MDwt
Orderbook 0.455 MDwt
Handy 10-24,999 Dwt
287 Ships
7 Orderbook
Fleet 4.144 MDwt
Orderbook 0.097 MDwt
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
South America - Asia
Veg Oils

Source: Drewry

Seaborne Trade in Products, Vegetable Oils and Bulk Liquid Chemicals

In 2020, total seaborne trade in products, vegetable oils and fats, and bulk liquid chemicals amounted to 1,184.0 million tons – a decline of 8.5% in 2020 from 1,293.6 million tons in the previous year. The development of trade in these cargoes between 2010 and 2020 is shown in the table below.

Seaborne Trade in Products, Vegetable Oils & Fats and Bulk Liquid Chemicals: 2010-2020

(Million Tons)

Sector	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020*	2010-19 CAGR %	2019-20%
Products
Fuel Oil	248.3	259.0	241.3	256.6	255.3	254.1	253.8	253.5	249.9	231.7	194.7	-0.8%	-16.0%
Gasoil/Diesel	212.1	230.0	237.6	252.2	259.0	273.4	294.0	310.4	314.5	315.1	285.5	4.5%	-9.4%
Gasoline	136.4	147.7	146.2	148.3	149.3	165.2	179.4	186.1	193.2	196.4	164.9	4.1%	-16.1%
Kerosene/Jet Fuel	75.5	82.1	79.6	88.3	90.2	95.6	97.1	99.3	102.8	105.8	75.8	3.8%	-28.3%
Lubricating Oil	19.1	21.4	22.9	23.1	23.5	27.5	27.1	29.0	29.8	27.8	25.1	4.2%	-9.5%
Naphtha	50.8	49.8	49.6	54.2	94.2	96.5	96.2	96.5	94.2	87.5	81.3	6.2%	-7.1%
Other/Unknown	67.4	70.4	81.4	81.5	42.8	50.3	51.8	68.0	74.6	71.3	106.2	0.6%	48.8%
Total Products	809.5	860.3	858.7	904.2	914.3	962.5	999.4	1,042.8	1,059.0	1,035.6	933.6	2.8%	-9.9%
Vegetable Oils & Fats	61.5	63.6	68.7	70.1	72.7	79.8	75.3	81.3	81.9	85.0	81.5	3.7%	-4.0%
Bulk Liquid Chemicals	135.6	142.6	142.9	146.5	149.1	154.1	158.8	166.5	172.5	173.1	168.9	2.7%	-2.4%
Total	1,006.6	1,066.5	1,070.3	1,120.8	1,136.1	1,196.5	1,233.5	1,290.7	1,313.4	1,293.6	1,184.0	2.8%	-8.5%

* Provisional estimates

Source: GTIS, Drewry

A prime factor driving products trades in the last few years has been developments in E&P activity in the U.S. energy sector. Horizontal drilling and hydraulic fracturing have enabled shale oil deposits in the U.S. to be developed and this has led to a steep rise in U.S. domestic oil production. Between 2010 and 2020, U.S. crude oil production rose from 5.5 mbpd to 11.3 mbpd. Increased crude oil production also ensured the availability of cheaper feedstocks to local refineries, and as a result, the U.S. became a major net exporter of refined products.

U.S. Crude Oil Production and Refined Petroleum Product Exports to Latin America: Jan 2010-Dec 2020

(Million Barrels Per Day)

Source: JODI, Drewry

In a relatively short span of time, the U.S. has become the largest exporter of refined products in the world, with supplies from the U.S. Gulf Coast terminals heading to most parts of the globe. By way of illustration, the U.S. products exports to Latin America increased at a CAGR of 9.1% during 2010-2019 from 0.8 mbpd in 2010 to 1.7 mbpd in 2019. Exports dropped 13.7% to 1.5 mbpd in 2020 primarily on account of restrictions imposed to contain the spread of the virus, but started recovering gradually toward the end of the year with the U.S. exporting 1.7 mbpd of products to Latin America in December 2020. Strong import demand from Latin America and increased availability of products in the U.S. have facilitated the growth in trade in the past decade. Most of these products were carried by MR product tankers, which constitute about 47.4% of the global product tanker fleet in terms of capacity and have been the mainstay of seaborne trade in refined petroleum products.

However, lower crude oil prices in 2015 and 2016 adversely impacted U.S. shale oil producers. U.S. crude oil production peaked at 9.6 mbpd in April 2015 and declined thereafter till September 2016. Nevertheless, the production cut by OPEC members from January 2017 came as a relief for domestic producers, and U.S. crude production started increasing. The U.S. became the largest crude producer in September 2018. U.S. crude production increased at a CAGR of 11.4% during 2016-2019 to 12.2 mbpd, which has strengthened the country’s position in the global oil market. However, the unprecedented demand destruction and resultant low oil prices in the backdrop of the pandemic threw a new challenge for the U.S. oil and gas industry. Several producers announced oil well shut-ins in and the country’s crude oil production declined from a record 12.9 mbpd in November 2019 to 10.0 mbpd in May 2020. However, the gradual easing of restriction, resumption of economic activities, and rising oil prices encouraged producers to increase the output in the latter half of 2020 taking the country’s crude oil production to 11.0 mbpd in December 2020.

The U.S. Products Sector

Crude Oil
Production
2015
9.4 Mb/d
2020
11.3 Mb/d
Imports
2015
7.3 Mb/d
2020
5.8 Mb/d
Input
2015
16.2 Mb/d
2020
14.2 Mb/d
Refineries
Output
2013
18.2 Mb/d
2020
16.4 Mb/d
Oil products
Imports
2015
1.44 Mb/d
2020
1.54 Mb/d
Exports
2015
2.95 Mb/d
2020
4.79 Mb/d
Product Tankers
US product exports
8.8Mt
4.3Mt
Netherlands
4.7Mt
2.1Mt
9.0Mt
4.3Mt
Colombia
4.6Mt
3.2Mt
4.7Mt
3.9Mt
Singapore
6.1Mt
6.2Mt
Chile
4.8Mt
15.7Mt
Brazil
2015
2020*

* Provisional estimates

Source: Drewry

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2010 and 2019, refining throughput in OECD Europe declined at a CAGR of 0.1%, whereas throughput in OECD Americas and OECD Asia Oceania during the same period grew at a CAGR of 0.7% and 0.2%, respectively. The total OECD refining throughput increased at a CAGR of 0.4% during 2010-2019, largely as a result of increase in OECD Americas. In 2019, refining throughput of OECD countries stood at 38.1 mbpd and accounted for 46.7% of the global refinery throughput, down from 49.5% in 2010. The OECD refinery throughput fell 13.1% yoy to 33.1 mbpd in 2020. Global refinery throughput declined 0.6% in 2019 because of weak oil demand during the year and heavier than normal refinery maintenance in the first half of the year, whereas it dropped 8.8% to 74.4 mbpd in 2020 mainly on account of weak demand due to the pandemic.

Product tanker trade remained under pressure in 2020 due to COVID-19 pandemic with many refineries either running with low utilization rates or getting shut down. Low Naphtha production in Japan led the country to increase imports from Middle East (mostly Qatar) by about 6.4% in 2020 compared to 2019 levels. Similarly, closure of refineries in Australia forced the nation to import large amount of gasoline from Singapore, South Korea and India. Recently, many refineries went offline in Texas due to snow storm which led to increase in gasoline imports from Europe.

Refinery Throughput (1) 2010-2020

(‘000 Barrels Per Day)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020*
OECD Americas	17,931	17,898	18,190	18,492	18,934	18,850	18,960	19,290	19,400	19,100	16,500
OECD Europe	12,265	11,935	11,942	11,304	11,232	11,900	11,920	12,300	12,000	12,200	10,700
OECD Asia Oceania	6,697	6,586	6,609	6,720	6,652	6,700	6,890	7,200	7,000	6,800	5,900
FSU	6,401	6,592	6,683	6,831	7,069	6,850	6,880	6,880	7,000	6,800	6,500
Non-OECD Europe	658	627	587	559	557	500	500	570	600	500	400
China	8,630	9,041	9,749	10,427	10,864	10,400	10,790	11,830	12,100	13,000	13,400
Other Asia	8,598	8,637	8,792	8,588	8,541	10,000	10,380	10,440	10,600	10,300	9,300
Latin America	4,678	4,873	4,470	4,589	4,545	4,550	4,200	3,830	3,500	3,200	3,000
Middle East	6,164	6,324	6,257	6,202	6,501	6,450	6,810	7,520	7,900	7,700	6,800
Africa	2,451	2,168	2,202	2,182	2,255	2,250	2,090	1,920	2,000	2,000	1,900
Total	74,471	74,682	75,482	75,894	77,149	78,450	79,420	81,780	82,100	81,600	74,400

(1)	The difference between oil consumption and refinery throughput is accounted for by condensates, output gains; direct burning of crude oil and other non-gas liquids.

* Provisional estimates

Source: BP, IEA, Drewry

Asia (excluding China) and the Middle East added over 0.45 mbpd of refinery capacity in 2019, a substantial part of which is destined for international markets. OECD Europe and OECD Americas added 200 kbpd and 20 kbpd of new refining capacity in 2019 respectively, whereas there was no material change in refining capacity in OECD Oceania. Nearly 570 kbpd of new refining capacity in the Middle East and another 162 kbpd in Asia (excluding China) was scheduled to come online in 2020, taking the combined new refining capacity in the Middle East and Asia (excluding China) to 0.73 mbpd. As a result of these developments, countries such as India and Saudi Arabia have consolidated their positions as major exporters of products. Export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have promoted long-haul shipments to cater to products demand.

In the products market, there has been growth in U.S. domestic oil production, which ensured greater availability of crude feedstock, rising refinery throughput and the expansion of pipeline infrastructure to make large-scale product exports feasible, particularly of middle distillates from the U.S. Gulf. Average U.S. exports of products have grown from 2.1 mbpd in 2010 to 5.1 mbpd in 2019 at a CAGR of 10.6%. Changes in the U.S., Saudi Arabian and Indian product exports from January 2010 to December 2020 are shown in the following chart.

Oil Product Exports – Major Exporters: Jan 2010-Dec 2020

(Million Barrels Per Day)

Source: JODI, Drewry

Changing Product Trades - Longer Haul Voyages

Source: Drewry

Nearly 2.2 mbpd of new refining capacity is currently scheduled for both the Middle East and Asia (excluding China) from 2021 to 2025, majority of which will cater to international markets, but it remains to be seen how these plans will be affected by the pandemic and increasing emphasis on clean energy. Overall, nearly 5.4 mbpd or 5.3% of the existing global refining capacity is planned to be commissioned over the next five years, between 2021 and 2025.

Planned Additions to Global Refining Capacity (1)

(Million Barrels Per Day)

(1)	Assumes all announced plans go ahead as scheduled

Source: IEA, Drewry

In developed economies, such as Europe, refinery capacity is on the decline. This trend is likely to continue as refinery development plans are concentrated in areas such as Asia and the Middle East or close to oil producing centers and the majority of the planned refining capacities are export-orientated. These new refineries are more competitive as they can process sour (higher sulfur) crude oil and are technically more advanced, as well as more environment friendly compared with existing European refineries. By contrast, Chinese and Indian refinery capacity has grown at faster pace than any other region in the last decade, owing to strong domestic oil consumption and the construction of export-orientated refineries. From 2010 to 2019, Chinese refining capacity increased 57.2% and Indian refining capacity expanded 35.2%. In 2020, the refining capacity in India and China increased 2.4% and 1.9%, respectively.

China & India – Refining Capacity

(‘000 Barrels Per Day)

Capacity for 2021 to 2025 assumes all announced plans go ahead as scheduled

Source: BP, IEA, Drewry

The trend in product imports of major product importing regions of the world from January 2010 to December 2020 is shown in the following chart.

Oil Product Imports – Major Regions: Jan 2010-Dec 2020

(Million Barrels Per Day)

Source: JODI, Drewry

Overall, the changes that are taking place in both the volume and geographical structure of seaborne product trades are of benefit to MR product tankers, the workhorses of the industry. In addition to being the mainstay for key trade routes such as gasoline movements across the Atlantic, MR vessels have the flexibility to service a diverse range of ports and the capability to accommodate the most common parcel sizes.

Product Tanker Demand

Changes in seaborne product trades and product tanker ton-mile demand in the period 2010 to 2020 are shown in the table given below.

Seaborne Product Trade and Ton Mile Demand: 2010-2020

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	*	2010-19 CAGR %	2019-20%
Products
Trade - Million Tons	809.6	860.3	858.8	904.3	914.3	962.5	999.4	1042.8	1059.0	1035.6	933.6		2.8%	-9.9%
Ton Miles - Billion Ton Miles	2,514	2,566	2,586	2,733	2,859	3,023	3,115	3,112	3,220	3,218	2,935		2.8%	-8.8%
Avg Haul Length - Miles	3,105	2,983	3,011	3,022	3,127	3,141	3,117	2,984	3,041	3,107	3,144		0.0%	1.2%
Vegetable Oils
Trade - Million Tons	61.5	63.6	68.7	70.1	72.7	79.8	75.3	81.3	81.9	85.0	81.5		3.7%	-4.0%
Ton Miles - Billion Ton Miles	263	255	282	297	298	330	312	337	334	345	341		3.1%	-1.1%
Avg Haul Length - Miles	4,279	4,008	4,107	4,240	4,104	4,138	4,141	4,143	4,078	4,061	4,183		-0.6%	3.0%
Chemicals
Trade - Million Tons	135.6	142.6	142.9	146.5	149.4	154.1	158.8	166.5	172.5	173.1	168.9		2.7%	-2.4%
Ton Miles - Billion Ton Miles	475	501	493	490	497	521	555	583	610	628	627		3.2%	-0.2%
Avg Haul Length - Miles	3,500	3,512	3,453	3,341	3,323	3,380	3,496	3,500	3,535	3,631	3,714		0.4%	2.3%
Total
Trade - Million Tons	1,007	1,067	1,070	1,121	1,136	1,196	1,234	1,291	1,313	1,294	1,184		2.8%	-8.5%
Ton Miles - Billion Ton Miles	3,251	3,322	3,361	3,519	3,654	3,875	3,982	4,032	4,164	4,191	3,903		2.9%	-6.9%
Avg Haul Length - Miles	3,230	3,115	3,140	3,140	3,215	3,238	3,228	3,124	3,170	3,240	3,297		0.0%	1.7%

* Provisional estimates

Source: GTIS, Drewry

Tanker demand, expressed in terms of ton-miles, can be calculated by multiplying the volume of products carried on the loaded leg (measured in metric tons) by the distance over which it is carried (measured in miles). Based on the ton-mile approach, demand in the product sector increased at a CAGR of 2.8% to 3,218 billion-ton miles between 2010 and 2019 whereas it dropped 8.8% to 2,935 billion-ton miles in 2020 primarily on account of lower trade due to COVID-19. In effect, changes in the geographical pattern of product movements have led to changes in average voyage lengths. For example, in 2010, the average loaded voyage length in the product sector was 3,105 miles and it remained mostly flat till 2016. However, because of growth in intra-Asia products trades, average voyage length dropped to 2,984 miles in 2017, but it has since been on the rise with growing weightage of long-haul trade in the past three years. The changes that have taken place in total product tanker trade and ton-mile demand between 2010 and 2020 are illustrated in the chart below.

Product Tanker - Seaborne Trade and Vessel Demand: 2010-2020

* Provisional estimates

Source: GTIS, Drewry

Changes in the volume of seaborne trade on the main product routes in the period 2010-2020 are shown in the table below. The data in the table substantiates the previous remarks regarding the expansion of export trades from countries such as the US, China and India.

Seaborne Product Trades: 2010-2020

(‘000 Tons)

Exporter	Importer	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	*	2010-19 CAGR %	2019-20%
India	Brazil	2,432	3,079	3,456	2,700	5,149	1,519	294	50	186	856	330		-11.0%	-61.4%
	Saudi Arabia	906	1,395	4,624	7,050	7,828	3,771	1,092	660	667	644	958		-3.7%	48.7%
	Singapore	7,961	9,865	10,882	8,547	7,426	6,223	9,389	13,577	10,465	8,089	10,420		0.2%	28.8%
	United Arab Emirates	7,885	7,134	7,046	4,534	6,940	6,959	8,095	7,985	9,263	9,601	9,066		2.2%	-5.6%
	United States	952	1,689	1,377	3,507	4,585	3,428	3,655	3,555	4,125	3,618	3,468		16.0%	-4.1%
	Total named routes	20,136	23,161	27,384	26,337	31,929	21,900	22,524	25,827	24,706	22,808	24,242		1.4%	6.3%
Russia	Germany	437	340	662	1,609	3,729	3,310	2,453	2,289	3,128	2,787	2,968		22.9%	6.5%
	Netherlands	16,325	15,741	18,350	18,127	19,107	20,244	16,961	14,619	13,076	13,514	10,532		-2.1%	-22.1%
	Singapore	3,769	1,999	1,819	836	5,979	5,619	5,726	7,557	4,930	4,983	3,689		3.2%	-26.0%
	South Korea	700	852	1,419	2,946	6,156	7,445	3,980	3,504	5,466	5,071	5,048		24.6%	-0.5%
	Turkey	10,719	8,944	9,081	6,539	5,041	6,102	6,571	8,176	9,483	7,528	6,733		-3.9%	-10.6%
	United States	3,784	6,073	4,491	4,469	5,953	8,426	12,102	8,506	7,226	10,908	16,696		12.5%	53.1%
	Total named routes	35,734	33,949	35,823	34,525	45,965	51,146	47,793	44,651	43,309	44,790	45,667		2.5%	2.0%
Saudi Arabia	Singapore	2,775	4,029	4,200	4,141	5,857	4,466	5,072	4,740	4,735	3,194	2,847		1.6%	-10.9%
United Arab Emirates	Singapore	3,140	3,687	4,100	5,782	5,884	6,343	5,482	4,244	5,354	8,872	4,787		12.2%	-46.0%
	Total named routes	5,914	7,715	8,300	9,922	11,741	10,809	10,554	8,984	10,089	12,067	7,635		8.2%	-36.7%
United States	Brazil	3,434	4,195	5,628	4,891	6,182	4,848	8,558	13,756	11,613	16,464	15,679		19.0%	-4.8%
	Chile	3,136	5,356	6,079	5,634	5,727	6,124	6,076	6,310	6,755	5,838	6,154		7.1%	5.4%
	Colombia	3,242	3,159	3,756	5,915	7,384	8,998	6,928	4,777	4,597	5,793	4,346		6.7%	-25.0%
	Ecuador	2,873	2,527	2,607	3,442	4,237	4,618	3,908	4,005	4,090	3,969	3,172		3.7%	-20.1%
	France	982	2,027	3,186	4,756	4,862	4,680	4,063	3,183	2,508	1,505	2,131		4.9%	41.6%
	Netherlands	7,659	10,552	10,926	10,723	9,134	8,811	7,664	6,079	6,492	5,183	4,337		-4.2%	-16.3%
	Panama	4,135	4,917	5,932	6,251	6,819	6,459	4,725	5,165	5,238	6,263	6,291		4.7%	0.5%
	Singapore	6,119	5,954	5,786	6,800	5,703	4,694	4,785	5,883	5,324	1,775	3,905		-12.8%	120.0%
	Total named routes	31,580	38,688	43,899	48,413	50,049	49,232	46,705	49,158	46,617	46,789	46,015		4.5%	-1.7%
China	Singapore	4,312	1,811	1,961	3,783	4,160	6,850	10,503	12,297	14,868	14,945	12,337		14.8%	-17.4%
	Panama	4,371	5,321	5,019	4,144	3,471	3,276	3,223	3,322	3,187	2,770	2,970		-4.9%	7.2%
	South Korea	883	1,133	1,328	1,539	1,813	2,261	2,017	3,295	2,679	3,078	2,602		14.9%	-15.5%
	Vietnam	1,663	1,247	1,272	1,525	1,934	1,902	1,488	1,238	1,755	2,255	1,179		3.4%	-47.7%
	Indonesia	2,638	2,865	2,131	2,594	2,096	1,212	936	1,003	737	1,151	759		-8.8%	-34.1%
	Australia	88	104	196	147	599	1,453	2,472	1,676	2,724	4,124	2,904		53.3%	-29.6%
	Total named routes	13,955	12,480	11,908	13,732	14,073	16,954	20,640	22,833	25,949	28,324	22,752		8.2%	-19.7%

* Provisional estimates

Source: GTIS, Drewry

Product Tankers –Vessel Types

To recap, within the context of this review, the product capable fleet consists of product tankers and product/chemical tankers, and as such, pure chemical tankers are excluded from the analysis. The product capable fleet can be further divided into the five main size sectors which are shown in the table below.

Product Tanker Types and Main Uses

Class of Tanker	Cargo Capacity (Dwt)	Typical Use
Long Range 2 (LR2)	80,000+	Short- to medium-haul crude oil and refined petroleum products transportations from the North Sea or West Africa to Europe or the East Coast of the United States, from the Middle East Gulf to the Pacific Rim.
Long Range 1 (LR1)	55,000 - 79,999	Short- to medium-haul crude oil and refined petroleum products transportations worldwide, mostly on regional trade routes.
Medium Range 2 (MR2)	40,000-54,999	Flexible vessels involved in medium-haul petroleum products trades both in the Atlantic Basin and the growing intra-Asian/Middle East/ISC trades.
Medium Range 1 (MR1)	25,000-39,999
Small	1,000 - 24,999	Short-haul of mostly refined petroleum products worldwide, usually on local or regional trade routes.

Source: Drewry

Long Range (LR) product tankers are normally classed as either LR1 or LR2 ships depending on their size. They are employed on various routes, but are less flexible than Medium Range (MR) tankers as many ports do not have the facilities to accommodate larger ships. MR tankers carry the majority of products transported by sea as their size allows greater flexibility on trade routes and port access. The MR fleet can be divided into MR1, typically sized 25,000 dwt to 39,999 dwt, and MR2 typically sized 40,000 dwt to 54,999 dwt. The smallest product tankers, often referred to as “Handies”, are largely deployed on short-haul routes.

The Product Tanker Fleet

As of February 28, 2021, the product tanker fleet comprised of 2,957 vessels with a combined capacity of 160.7 million dwt. The product tanker fleet by vessel type and size as on February 28, 2021, is shown in the table given below.

The Product Tanker Fleet (1)

Total Product Fleet	Deadweight Tons (Dwt)	Number of Vessels	% of Fleet	Capacity ‘000 Dwt	% of Fleet

Long Range 2 (LR2)	80,000+	357	12.1	39,590	24.6
Long Range 1 (LR1)	55-79,999	384	13.0	28,237	17.6
Medium Range 2 (MR2)	40-54,999	1,585	53.6	76,135	47.4
Medium Range 1 (MR1)	25-39,999	344	11.6	12,587	7.8
Handy	10-24,999	287	9.7	4,144	2.6
Total		2,957	100.0	160,692	100.0

Of Which:
Product Tankers	Deadweight Tons (Dwt)	Number of Vessels	% of Fleet	Capacity ‘000 Dwt	% of Fleet

Long Range 2 (LR2)	80,000+	353	23.0	39,212	42.2
Long Range 1 (LRI)	55-79,999	347	22.6	25,512	27.4
Medium Range 2 (MR2)	40-54,999	417	27.1	19,518	21.0
Medium Range 1 (MR1)	25-39,999	133	8.7	4,589	4.9
Handy	10-24,999	287	18.7	4,144	4.5
Total		1,537	100.0	92,974	100.0

Product/Chemical	Deadweight Tons (Dwt)	Number of Vessels	% of Fleet	Capacity ‘000 Dwt	% of Fleet

Long Range 2 (LR2)	80,000+	4	0.3	378	0.6
Long Range 1 (LRI)	55-79,999	37	2.6	2,724	4.0
Medium Range 2 (MR2)	40-54,999	1,168	82.3	56,617	83.6
Medium Range 1 (MR1)	25-39,999	211	14.9	7,998	11.8
Handy	10-24,999	0	0.0	0	0.0
Total		1,420	100.0	67,718	100.0

(1)	Excludes U.S. flag vessels

Source: Drewry

Future supply will be affected by the size of the newbuilding orderbook. As of February 28, 2021, there were 169 product and product/chemical tankers on order, equivalent to 5.7% of the existing fleet by units and 6.9% of the existing fleet by dwt. The MR2 orderbook was equivalent to 6.3% of the existing MR2 fleet by units and 6.6% by dwt. The existing orderbook-to-fleet ratio for product tankers is substantially lower than ~25% in 2009 and ~15% in 2016. A total of 66 vessels (including 41 MR2) were ordered in 2020, of which 8 vessels (including 5 MR2) will be scrubber-fitted ships.

Product Tanker Orderbook (1) and Scheduled Year of Delivery

Total Product Fleet							Scheduled Year of Delivery
	Deadweight	Orderbook		% Fleet		2021		2022		2023+
Vessel Size	Tons (Dwt)	No	000 Dwt	No	Dwt	No	000 Dwt	No	000 Dwt	No	000 Dwt
Long Range 2 (LR2)	80,000+	48	5,477	13.4	13.8	24	2,691	14	1,626	10	1,160
Long Range 1 (LR1)	55-79,999	1	77	0.3	0.3	1	77	0	0	0	0
Medium Range 2 (MR2)	40-54,999	100	4,998	6.3	6.6	64	3,202	30	1,507	6	289
Medium Range 1 (MR1)	25-39,999	13	455	3.8	3.6	12	420	1	35	0	0
Handy	10-24,999	7	97	2.4	2.3	7	97	0	0	0	0
Total		169	11,104	5.7	6.9	108	6,487	45	3,168	16	1,449

Of Which:
Product Tankers	Deadweight	Orderbook		% Fleet		2021		2022		2023+
	Tons (Dwt)	No	000 Dwt	No	Dwt	No	000 Dwt	No	000 Dwt	No	000 Dwt
Long Range 2 (LR2)	80,000+	48	5,477	13.6	14.0	24	2,691	14	1,626	10	1,160
Long Range 1 (LRI)	55-79,999	0	0	0.0	0.0	0	0	0	0	0	0
Medium Range 2 (MR2)	40-54,999	17	858	4.1	4.4	9	454	5	254	3	150
Medium Range 1 (MR1)	25-39,999	0	0	0.0	0.0	0	0	0	0	0	0
Handy	10-24,999	7	97	2.4	2.3	7	97	0	0	0	0
Total		72	6,432	4.7	6.9	40	3,241	19	1,880	13	1,310

Product/Chemical	Deadweight	Orderbook		% Fleet		2021		2022		2023+
	Tons (Dwt)	No	000 Dwt	No	Dwt	No	000 Dwt	No	000 Dwt	No	000 Dwt
Long Range 2 (LR2)	80,000+	0	0	0.0	0.0	0	0	0	0	0	0
Long Range 1 (LRI)	55-79,999	1	77	2.7	2.8	1	77	0	0	0	0
Medium Range 2 (MR2)	40-54,999	83	4,140	7.1	7.3	55	2,748	25	1,253	3	139
Medium Range 1 (MR1)	25-39,999	13	455	6.2	5.7	12	420	1	35	0	0
Handy	10-24,999	0	0	0.0	0.0	0	0	0	0	0	0
Total		97	4,672	6.8	6.9	68	3,245	26	1,288	3	139

(1)	Excludes U.S. flag vessels

Source: Drewry

Based on the existing orderbook and scheduled deliveries as of February 28, 2021, nearly 6.5 million dwt is expected to be delivered in the next 10 months of 2021, 3.2 million dwt in 2022 and 1.4 million dwt in 2023 and beyond. Nearly 64 newbuild MR2 vessels with an aggregate capacity of 3.2 million dwt are expected to join the global product tanker fleet in the next 10 months of 2021. In recent years, however, the orderbook has been affected by the non-delivery of vessels (sometimes referred to as ‘‘slippage’’), which in certain years has been as high as 35% of the scheduled deliveries. Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while others were due to vessel cancellations. Slippage is likely to remain an issue going forward and, as such, it will have a moderating effect on product tanker fleet growth over the next two years. The spread of COVID-19 resulted in substantially higher slippage of MR2 vessels in 2020 at 12% compared with 2.2% in 2019. The pandemic will continue to impact the delivery schedule in 2021 as well and slippage during the year could be higher than in 2019.

Tanker supply is also affected by vessel scrapping or demolition and the removal of vessels through loss and conversion. As a product tanker ages, vessel owners often conclude that it is more economical to scrap the vessel that has exhausted its useful life than to upgrade it to maintain its “in-class” status. Often, particularly when tankers reach approximately 25 years of age (less in the case of larger vessels), the cost of conducting the class survey and performing required repairs become inefficient. Another factor is the higher steel price which increases demolitions in a low freight rate environment. Nearly 49 product tankers with an aggregate capacity of 2.4 million dwt were scrapped in 2018, which is the highest since 2011. As charter rates improved substantially in 2019, product tanker scrapping plunged with 24 product tankers aggregating 902 thousand dwt scrapped. A temporary spike in vessel earnings led to a further decline in demolitions and 21 product tankers with an aggregate capacity of 876 thousand dwt were sent to the scrapyards in 2020. As of February 28, 2021, five product tankers with aggregate capacity of 156 thousand dwt were scrapped. The average age of the product and product/chemical fleet was 11.9 years as of February 28, 2021. The age profile is shown in the following table.

Product and Product/Chemical Fleet – Age Profile (1)

Product	< 5 Yrs	5-10 Yrs	10-15 Yrs	15-20 Yrs	20-25 Yrs	25+ Yrs	Average Age - Yrs
10-24,999 Dwt	15.0%	15.3%	15.3%	9.8%	12.5%	32.1%	18.5
25-39,999 Dwt	1.5%	9.0%	5.3%	51.1%	19.5%	13.5%	19.3

40-54,999 Dwt	1.7%	10.1%	41.5%	27.6%	14.4%	4.8%	15.2
55-79,999 Dwt	14.1%	13.0%	48.1%	22.8%	1.7%	0.3%	11.8
80,000+ Dwt	33.7%	23.5%	29.7%	7.9%	4.8%	0.3%	8.8

Product/Chemical	< 5 Yrs	5-10 Yrs	10-15 Yrs	15-20 Yrs	20-25 Yrs	25+ Yrs	Average Age - Yrs
10-24,999 Dwt	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
25-39,999 Dwt	6.6%	22.3%	36.0%	30.8%	4.3%	0.0%	12.7
40-54,999 Dwt	26.1%	26.9%	30.4%	14.0%	2.6%	0.0%	9.2
55-79,999 Dwt	35.1%	21.6%	35.1%	2.7%	5.4%	0.0%	8.6
80,000+ Dwt	25.0%	0.0%	0.0%	75.0%	0.0%	0.0%	12.4

(1)	Based on February 28, 2021 fleet

Source: Drewry

The age profile data indicates that the more sophisticated product/chemical fleet is generally younger than its straight product tanker counterpart. The average age of MR2 product tankers is 15.2 years, whereas for product/chemical tankers, the average age is 9.2 years. As on February 28, 2021 the average age of global MR2 fleet is 10.8 years. Nearly 19.2% of the MR2 product tanker fleet is over 20 years of age. In the product/chemical fleet, 2.6% of MR2 ships are over 20 years of age. Overall, 6.9% of the current MR2 fleet or 110 vessels are aged 20 years or more.

In addition to vessel age, demolitions are also influenced by freight markets. During periods of high freight rates, scrapping activity will decline and the opposite will occur when freight rates are low. This is evident from the chart below, which shows the trend in product tanker demolitions from 2012 to February 2021. High levels of demolitions were seen from 2012 to 2014, and this was also a key factor that facilitated the recovery of product tanker freight rates. Scrapping levels declined in 2015 and 2016 due to a stronger freight market and the fact that the age profile of the product fleet was reduced by the influx of newbuildings. In 2017, weak vessel earnings led to increased scrapping activity, and vessels with combined capacity of 1.6 million dwt were sent to the scrapyards, with 14 MR2s demolished. A depressed freight market has stimulated even greater demolitions and an aggregate capacity of 2.4 million dwt (including 19 MR2 vessels with combined capacity of 856 thousand dwt) was scrapped in 2018. Product tanker scrapping came down sharply in 2019 as owners delayed demolitions on account of a surge in charter rates and in anticipation of firm demand after the implementation of IMO 2020. A total of 902 thousand dwt (including 14 MR2 tankers with combined capacity of 622 thousand dwt) of product tankers were scrapped in 2019. The rapid spike in freight rates in the aftermath of COVID-19 and temporary shutdown at a number of demolition yards due to the virus further reduced the scrapping activity, and a total of 876 thousand dwt (including 8 MR2 tankers with aggregate capacity of 363 thousand dwt) were scrapped in 2020.

Product Tanker Scrapping: 2012-Feb 2021

(‘000 Dwt)

* Demolitions in two months till February 28, 2021

Source: Drewry

Two other important factors are likely to affect product tanker supply in the future. The first is the requirement to retrofit BWTS to existing vessels. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments. The IMO Ballast Water Management (BWM) Convention contains an environmentally protective numeric standard for the treatment of a ship’s ballast water before it is discharged. This standard, detailed in Regulation ‘D-2’ of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO ‘D-2’ standard is also the standard that has been adopted by the U.S. Coast Guard’s ballast water regulations and the U.S. EPA’s Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. In July 2017, the IMO extended the regulatory requirement of compliance to the BWM Convention from September 8, 2017 to September 8, 2019. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date, and for an MR2 tanker, the retrofit cost could be as much as $1.0 million per vessel, including labor. Expenditure of this kind has become another factor impacting the decision to scrap older vessels after the BWM convention came into effect in September 2019.

The second factor that is likely to impact future vessel supply is the drive to introduce low sulfur fuels. High sulfur fuel oil (HSFO) has been the main fuel of the shipping industry for many years. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulfur content of HSFO is extremely high and it is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (SO2), an important source for acid rain, as well as respiratory diseases. In some port cities, such as Hong Kong, shipping is the largest single source of SO2 emissions, as well as emissions of particulate matter (PM), which are directly tied to the sulfur content of the fuel.

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

In order to reduce the emission of air pollutants from ships in key areas of China, the Ministry of Transport issued stricter emission control regulations in China’s territorial waters. Beginning on January 1, 2020, ships entering inland waterways, including the Yangtze River and Xijiang River have to adhere to a strict requirement of 0.1% sulfur content. From January 1, 2022, ships will be required to comply with the 0.1% sulfur content requirement while entering the Hainan coastal ECA. In the meantime, China is considering adopting more stringent emission control requirements, such as to implement the 0.1% sulfur content limit requirement in all coastal waters beginning January 1, 2025.

The IMO implemented emission control regulation globally with effect from January 1, 2020. It stipulated that ships sailing outside ECAs must switch to an alternate fuel with permitted sulfur content up to 0.5% or retrofit scrubbers in order to reduce emission. This has created demand for Very Low Sulfur Fuel Oil (VLSFO) with 0.5% sulfur content. Some owners have also opted for scrubber retrofitting on existing ships. As such the emission regulation should be another factor hastening the eventual demolition of older ships. Within the context of the wider market, increased vessel scrapping is a positive development as it helps to counterbalance new ship deliveries and moderates fleet growth. There were apprehensions that the shipping industry will undergo a major upheaval as tougher rules on sulfur emissions from ships were to come into effect on January 1, 2020. Stakeholders were anxious about availability of compliant fuels, longer wait periods and penalties due to non-compliance. However, it has been more than a year since the IMO 2020 came into force and none of these apprehensions turned out to be true, barring a few sporadic technical issues associated with blended bunker fuels. However, the average price of LSFO is higher than HSFO which is another reason why older, more fuel consuming, vessels are less economical.

Moreover, in 2020 international marine fuel markets have seen four waves of turbulence within a few months. First, in January, the enforcement of IMO2020 regulations capping marine fuel sulfur emissions content at 0.5% down from 3.5%. Second, in February, the demand for petroleum products started to slide as a result of shutdowns to contain the spread of the virus. Third, in March, the oil price war between Saudi Arabia and Russia led to a plunge in the crude oil prices. Last, there has been unprecedented destruction in global oil demand as the pandemic spread intensified across geographies. WTI crude futures entered negative territory as oil prices crashed further despite a mid-April OPEC+ agreement to reduce crude oil production. The record oversupply of ~30 mbpd led to an oil glut with the excess oil making way into floating storage. Prices of the three main types of marine fuels - very low-sulphur fuel oil (VLSFO) with 0.5% sulphur, high-sulphur fuel oil (HSFO) with 3.5% sulphur and marine gasoil (MGO) with 0.1% sulphur - followed the crude prices downhill from January to April. However, the plunge in VLSFO prices outpaced the decline in HSFO prices, substantially narrowing VLSFO’s premium over HSFO. The premium which used to be nearly $300 per ton in January 2020 was around $100 per ton in February 2021 as the availability of compliant fuel was not an issue due to reduced demand and increased supply of VLSFO across major bunkering ports. The narrowing VLSFO-HSFO premium diluted shipowners’ incentive to invest in scrubbers and prolonged the period for the return on investment for those who had already invested in scrubbers. Overall installation of scrubbers and new fuel regulations turned out to be a non-event in the backdrop of COVID-19 and low fuel prices.

As of February 28, 2021, 16.8% of the existing product tanker capable fleet based on capacity (includes Product Tankers and Product/Chemical tankers) are either already fitted with scrubbers or are awaiting scrubber retrofit. LR2 constitutes the largest proportion with 28.6%, followed by MR2 at 16.3% and LR1 at 9.6%. Altogether, 27.0 million dwt (404 vessels) of product tanker capacity have either scrubber installed on them or will have scrubber retrofitted in coming years. About 18.8% of the global tanker fleet (based on number of vessels) is either fitted with scrubbers or pending scrubber retrofit. Vessels moving out of trade to retrofit scrubbers impede supply growth and support freight rates. The total cost to retrofit an MR2 with a scrubber is estimated to be in the range of $1.0-2.0 million.

IMO 2030, IMO 2050 and Sea Cargo Charter

In addition to the recently implemented emission control regulations, the IMO has been devising strategies to reduce greenhouse gases (“GHG”) and carbon emissions from ships. According to the latest announcement, the IMO plans to initiate measures to reduce CO2 emissions by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements and encouraging shipowners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia. It may include limiting the speed of the ships. Currently, there is uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. Although the current macroeconomic environment is the main deterrent, IMO-related uncertainty is also a key factor preventing ship owners from placing new orders, as these vessels may have a high environmental compliance cost in the future. As mentioned above, some shipowners are ahead of the curve by having ordered LNG-fueled ships in order to comply with stricter regulations that may be announced in future.

In November 2020, Marine Environment Protection Committee (“MEPC”) approved a draft for the new mandatory regulations to cut the carbon intensity of existing ships. Formal adoption of the proposal for GHG and CO2 emissions reduction action plan is expected in June 2021. It will be a combination of technical and operational measures. These will be monitored by the flag administration and corrective actions will be required in the event of constant non-compliance. The draft amendments would require the IMO to review the effectiveness of the implementation of the Carbon Intensity Indicator (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”) requirements, by January 1, 2026 at the latest. EEXI is a technical measure and would apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the Energy Efficiency Design Index baseline). On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D, or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the vessel’s Ship Energy Efficiency Management Plan (SEEMP). A vessel rated D for three consecutive years, or E, would have to submit a corrective action plan, to show how the required index (C or above) would be achieved. Further, the European Union has endorsed a binding target of at least 55% domestic reduction in economy-wide GHG reduction by 2030 compared to 1990. Shipowners operating in this region are required to comply with this regulation.

The Sea Cargo Charter, applicable to bulk ship charterers, is a global framework that allows for the integration of climate considerations into chartering decisions to favor climate-aligned maritime transport. At present, 18 charterers are signatories to the sea cargo charter. These charters have vowed to make the details of their shipping carbon footprint public. We expect these regulations to affect old tonnage more, which would need to slow steam or incur capital expenses for energy efficiency improvements to remain viable. Moreover they are likely to make the very old tonnage uneconomical.

Energy Transition

Traditionally, fossil fuel-based energy sources such as oil, natural gas, and coal have propelled the global economy, but their share has been declining over the past few years from 86.9% in 2011 to 84.3% in 2019 with the share of oil remaining stagnant at around 33% during the period. However, the transition from fossil fuel-based energy to renewable sources of energy is currently underway which has received a boost from the accelerated sales of electric vehicles (“EVs”), even though their share in total sales was a meagre 2.5% in 2019. As the cost of EVs becomes competitive with vehicles that have internal combustion engines, and charging infrastructure is developed across the world, sales of EVs are expected to gain momentum, reducing the demand for gasoline and diesel in the long run. The demand for naphtha and jet fuel is likely to remain robust and will be the key driver of global trade in crude and refined petroleum products.

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

Product Tanker Charter Rates

Worldscale is the tanker shipping industry’s standard reference for calculating spot charter rates as it provides the flexibility required for the oil trade. Products are a fairly homogenous commodity as it does not vary significantly in quality and it is relatively easy to transport by a variety of methods. These attributes, combined with the volatility of the world oil markets, means that a products cargo may be bought and sold many times while at sea, and therefore, the cargo owner requires greater flexibility in the choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures, this would involve the shipowner calculating separate individual charter rates for a wide variety of discharge points. Worldscale provides a set of nominal rates designed to provide roughly the same daily income irrespective of the discharge point. Time charter equivalent (TCE) is the measurement that describes the earnings potential of any spot market voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which removes all expenses (port costs, bunkers and commission) from the gross revenue, resulting in a net revenue which is then divided by the total voyage days, which includes the days from discharge of the prior cargo until discharge of the cargo for which the charter is paid (at sea and/or in port), to give a daily TCE rate.

The supply and demand for product tanker capacity influences product tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus more prone to volatility. During the period January 2011 to December 2020, the average TCE spot and one year time charter rates for MR2 vessels were $10,320 per day and $ 14,230 per day respectively. The chart and table below illustrate changes in the monthly average TCE rates for product tankers from January 2010 to February 2021 for selected representative routes.

Product Tanker Time Charter Equivalent (TCE) Rates: Jan 2010-Feb 2021

(US$/Day – Period Averages)

Source: Drewry

Time Charter Equivalent (TCE) Spot Rates: 2010-February 2021 (1)

(US$/Day – Period Averages)

Year Period Average	MR2	LR1	LR2
	Caribs-USAC	AG-Japan (Clean)	AG-Japan (Clean)
2010	9,875	6,608	11,580
2011	8,442	2,408	7,515
2012	7,875	4,800	8,246
2013	9,142	5,417	8,490
2014	6,875	8,858	14,283
2015	20,133	21,742	28,673
2016	13,200	12,142	14,858
2017	7,442	7,225	7,936
2018	6,196	8,082	9,411
2019	10,739	14,252	18,698
2020	13,117	19,949	27,777
Feb-21	6,592	2,124	-848
2011-2020
Averages	10,316	10,487	14,589
Low	1,100	-3,800	-1,252
High	38,367	70,352	102,333

(1)	TCE rates are based on normal sailing speeds/consumption. In weak freight markets this can theoretically lead to negative rates, but in most cases, this is avoided by reducing sailing speeds and fuel consumption.

Source: Drewry

Product tanker charter rates remained weak during 2009-2014 on account of surge in newbuilding deliveries. Charter rates in the tanker sector started to improve in the second half of 2014 as result of low growth in vessel supply and rising vessel demand. In the products sector, a number of other factors combined to push up rates, including:

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

However, by early 2016 product tanker charter rates were on a decline as newbuilding orders placed in 2013-15 led to a sharp increase in product tanker supply in 2016. Moreover, high levels of newbuilding deliveries of product and product/chemical tankers in 2017 outpaced demand growth and TCE rates declined further. The market remained weak through the fall of 2018 before reflecting signs of improvement in vessel earnings in the latter months of the year. The steep increase in product tanker charter rates in 2019 was driven by a spike in diesel trade before IMO 2020 regulations came into effect on January 1, 2020. The trickle-down effect of the tight crude tanker market after US sanctions on Cosco Shipping Tanker (Dalian) Co. pushed product tanker freight rates to multi-year highs towards the end of 2019 and also caused a number of LR2 to trade dirty cargos, thus reducing overall clean product capacity in the short term. Fading seasonality and uncertainty due to the outbreak of COVID-19 in China led to the decline in vessel earnings in the first two months of 2020. However, an oil price war between Russia and Saudi Arabia coupled with demand destruction as a result of the implementation of lockdown measures in several economies to contain the spread of the virus led to a surge in earnings of crude tankers in March and April. Several LRs switched to trade in crude shipments that limited the supply of vessels deployed for product shipments. Some of the product tankers were used for floating storage of refined products as well. With the virus spreading globally, the weak demand for refined products led to an increase in both onshore and offshore stocking activity in spring 2020 as the increasing use of product tankers as storage facilities coupled with global port congestions resulted in a surge in product tanker rates in March and April. Nearly 6 mdwt or about 6.6% of the product tanker fleet was deployed for floating storage at the peak of the contango opportunities in the oil market in April 2020. This led to substantial improvement in product tanker day rates as well. TCE rates for MR2 tankers averaged a record $38,367/day in April 2020 before undergoing a rapid correction in following months on seasonal weakness, inventory de-stocking and return of vessel supply.

At the end of February 2021, nearly 2.23 million dwt of capacity comprising nearly 2.4% of the product tanker fleet was used for offshore storage, indicating a declining trend in on-the-water storage of refined products from a peak in May 2020. Product tankers coming out from floating storage increased vessel supply and have an adverse impact of spot rates in latter half of 2020. However, TCE rates for MR2 vessels have been rising in recent months with slow recovery in demand and optimism infused by vaccine rollouts for COVID-19. One-year time charter rate for an MR2 tanker reflected a similar trend and the rate for these vessels stood at $14,250/day in February 2021.

Product Tanker One Year Time Charter Rates: Jan 2010-Feb 2021

(US$ Per Day – Period Averages)

Source: Drewry

One Year Time Charter Rates: 2010-February 2021

(US$ Per Day – Period Averages)

Year Period Average	MR2	LR1	LR2
2010	12,388	14,608	16,333
2011	13,633	13,767	14,758
2012	13,325	13,129	13,263
2013	14,246	13,708	14,488
2014	14,438	15,188	15,708
2015	17,271	19,333	21,688
2016	15,125	17,000	22,063
2017	13,188	12,979	15,625
2018	13,133	12,938	15,125
2019	14,667	16,542	21,396
2020	14,879	17,246	22,800
Feb-21	14,250	13,000	15,000
2011-2020
Averages	14,390	15,183	17,691
Low	12,000	12,500	12,500
High	19,500	24,250	36,000

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

Size is important in evaluating the relative benefits of eco vessels as smaller ships spend a greater proportion of their trading year in port, where there is little economic benefit between an eco-design and an older or “standard” tanker without added or retrofitted fuel consumption reduction features. Shipbuilders do not provide warranted performance data for eco-ships, but the experience of vessels delivered to date appears to suggest that fuel savings of about 15% over standard tankers are achievable under normal sailings speeds. For an MR2 product tanker, the difference in daily fuel consumption between an eco and a non-eco ship is approximately 15% lower fuel consumption per day, while sailing at design speeds. It also seems to be the case that the first eco ships that were delivered in 2012 are less sophisticated in design than ships delivered post-2015. The eco-designed MR2 vessels generally command a premium of $1,000/day to $1,500/day over non eco-designed counterparts in time charter market. It is estimated that scrubber-fitted MR2 can obtain a modest premium over an eco-designed tanker. However, additional operating and capital costs need to be included to determine return on investment.

Newbuilding Prices and Second-hand Values

Vessels are constructed at shipyards of varying size and technical sophistication. Drybulk carriers are generally considered to be the least technically sophisticated vessels to construct, with oil and product tankers, container vessels and LNG carriers entailing a much higher degree of technical sophistication. The actual construction of a vessel can take place in two years and can be sub-divided into five stages: contract signing, steel cutting, keel laying, launching and delivery. The amount of time between signing a newbuilding contract and the date of delivery is usually between 20-24 months, but in times of high shipbuilding demand, it can extend up to three years. Market prospects are key driver for new orders. New ordering can also be influenced by evolving ship designs, technological improvements, such as, engine capabilities, pricing, and availability of newer more environment friendly fuels.

The table which follows illustrate the trend in newbuilding (NB) construction prices and second-hand (SH) values (5 years old and 10 years old) for an MR2 product and product/chemical tanker.

MR2 Product & Product/Chemical Tanker

Newbuilding Price & Second-hand Value: 2011-February 2021

(US$ Million)

	MR2
End Year	NB Price	NB Price Average	SH Price - 5 Yrs Old	SH Price Average (5 Yrs Old)	SH Price - 10 Yrs Old	SH Price Average (10 Yrs Old)
2011	36.0	34.8	27.0	26.4	18.0	17.4
2012	33.0	34.8	24.0	26.4	15.0	17.4
2013	35.0	34.8	29.0	26.4	19.0	17.4
2014	37.0	34.8	24.0	26.4	16.0	17.4
2015	36.0	34.8	27.0	26.4	19.0	17.4
2016	32.0	34.8	22.0	26.4	15.0	17.4
2017	33.0	34.8	24.0	26.4	16.0	17.4
2018	36.0	34.8	27.0	26.4	18.0	17.4
2019	36.0	34.8	30.0	26.4	19.0	17.4
2020	34.0	34.8	26.0	26.4	17.0	17.4
Feb-21	34.0	34.8	27.5	26.4	18.5	17.4

Note: Newbuilding prices prior to 2016 and second hand prices are for Tier II vessels, Newbuilding prices from 2016 are for Tier III vessels. Additionally, scrubber installation on an MR2 vessel will be in the range of $1.0 to 2.0. million depending on whether installation occurs on NB or a SH retrofit tankers

Source: Drewry

Newbuilding prices increased significantly between 2003 and 2007 primarily as a result of increased tanker demand. Thereafter, prices weakened in the face of a depressed freight market and lower levels of new ordering. In late 2013, prices started to recover and they continued to edge up slowly during 2014 before falling marginally in late 2015. Moreover, newbuilding prices fell further in 2016 because of excess capacity available at shipyards accompanied with low steel prices. New orders declined on account of diminishing earning potential of oil tankers, and mandatory compliance to Tier III emission for ships ordered on or after January 1, 2016, as well as owners’ limited access to cost-effective capital. However, newbuild prices increased in the range of 5-15% in the latter half of 2017 and 2018 mainly on the back of increased steel prices and improved bargaining power of shipyards. In 2018, these prices moved up with the expectation of a recovery in the product tanker market. Newbuilding prices of MR2 tankers largely remained flat between August 2018 and April 2020 before registering a decline of ~5% in the latter half of 2020 due to lower orders and weak market prospects. Excess shipbuilding capacity has also kept newbuilding prices in check.

The IMO’s Tier III norms aims to reduce nitrogen oxides (NOx) emission by approximately 70% compared with current Tier II regulations. The implementation of Tier III emission norms applies to vessels in North America, the Caribbean, the Baltic Sea, the North Sea, and all future NOx Emission Control Areas: any vessel that might pass through must comply. The shipowners have to adopt Selective Catalytic Reduction (SCR) to comply with Tier III emission norms. The IMO stipulates that all vessels ordered on or after January 1, 2016 must have SCR installed on it.

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

In the period 2005 to 2007, second-hand values of modern tankers rose substantially as a result of the underlying trend in freight rates and newbuilding prices. At times, during the height of the boom, values for modern second-hand tankers exceeded newbuilding prices. However, the downturn in tanker charter rates in the second half of 2008 had an immediate and adverse impact on second-hand values. There was a brief rally in values in late 2010/early 2011, but this proved to be short-lived, and thereafter, prices continued to decline until the middle of 2013.

In late 2013, prices for all modern tankers increased as a result of improvement in freight rates and positive market sentiment and further gains were recorded in 2014 and 2015. However, in 2016, second-hand prices saw a double-digit decline on account of weakening charter rates. For illustration, the second-hand price of a five-year old MR 2 tanker fell by 18.5% from $27.0 million at year end-2015 to $ 22.0 million by year end-2016. However, the second-hand prices started recovery in 2017-18 despite weakness in freight rates as historically low asset prices underpinned demand for modern second-hand vessels ahead of IMO2020. Prices climbed higher further in 2019 in tandem with recovery in freight rates and continued firmness in demand for modern fuel-efficient tonnage. For example, the second-hand price of a five-year old MR2 increased by 11.1% in 2019. The vessel values continued their uptrend in the initial four months of 2020 on the back of a spike in vessel earnings; however, the sharp correction in freight rates in the latter half of the year led to a 13.3% decline in second-hand prices of a five-year old MR2 vessel. Gradual recovery in demand and optimism on the back of roll out of COVID-19 vaccines supported the second-hand prices in recent months, and a five-year old MR2 was valued at $27.5 million in February 2021 compared with $26.0 million in December 2020. The second-hand price for 5 year old MR2 vessels from January 2018 reflects the asset values of first generation Eco-efficient MR2 vessels.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

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

International Maritime Organization

The IMO has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78, the International Convention for the SOLAS Convention, and the LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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

The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 may be adopted at the MEPC 76 session, to be held during 2021.

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

Under Chapter IX of the SOLAS Convention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the BWM Convention in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022.

Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. These amendments may be formally adopted at MEPC 76 in 2021.

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

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. The effects of these proposals and changes are currently unknown, and recently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining WOTUS and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines WOTUS This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order. The effect of this rule is currently unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the VIDA, which was signed into law on December 4, 2018 and replaces the VGP program (which authorizes discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market from 2022. This will require shipowners to buy permits to cover these emissions. Contingent on another formal approval vote, specific regulations are forthcoming and are expected to be proposed by 2021.

International Labour Organization

The ILO is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intended to withdraw from the Paris Agreement, and that withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.

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

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden, Arabian Sea area and West Africa area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., DNV and NKK).

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

The following is a list of our subsidiaries:

Name of Company	Country of Incorporation	Principal Activities	Ownership (%)
SECONDONE CORPORATION LTD	Malta	Ship ownership and operations	100%
THIRDONE CORPORATION LTD.	Malta	Ship ownership and operations	100%
FOURTHONE CORPORATION LTD.	Malta	Ship ownership and operations	100%
SIXTHONE CORP. *	Marshall Islands	Non-operating subsidiary	100%
SEVENTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
EIGHTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
MARITIME TECHNOLOGIES CORP.	Delaware	Non-operating subsidiary	100%

* Pyxis Delta was sold to an unaffiliated third party on January 13, 2020.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on our business, financial performance and the results of our operations, including due to decreased demand for global seaborne refined petroleum products trade and related charter rates, the extent of which will depend largely on future developments. In light of COVID-19, we, as of December 31, 2020, evaluated whether there are conditions or events that cause substantial doubt about our ability to continue as a going concern. We reviewed our revenue concentration risk, the recoverability of our accounts receivable (i.e. credit risk) and tested our assets for potential impairment. As a result of this evaluation it was determined that the only material impact of COVID-19 to us has been lower charter activity which has effected the entire industry and resulted in lower profitability and greater losses. However, many of our estimates and assumptions, especially charter rates, require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change in future periods.

This section is a discussion of our financial condition and results of operations as of and for the years ended December 31, 2019 and 2020. You should read the following discussion and analysis together with our financial statements and related notes included elsewhere in this Annual Report. This discussion includes forward-looking statements which are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those currently anticipated, expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please read the section entitled “Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors.”

Important Financial and Operational Terms

We use a variety of financial and operational terms and concepts. These include the following:

Voyage Revenues, net

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. Revenues are generated primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. At December 31, 2020, we employed two of our vessels on time charters with the remaining three vessels in our fleet employed in the spot market. Revenues from time charter agreements providing for varying daily rates are accounted as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is recognized from loading of the current spot charter to discharge of the current spot charter as discussed below. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate.

As of January 1, 2018, we adopted Accounting Standard Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606)”. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. We analyzed our contacts with charterers at the adoption date and have determined that our spot charters fall under the provisions of ASC 606, while our time charter agreements are lease agreements that fall under the provisions of ASC 842 and that contain certain non-lease components.

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

We assessed our contracts with charterers for spot charters and concluded that there is one single performance obligation for each of our spot charters, which is to provide the charterer with a transportation service within a specified time period. In addition, we have concluded that spot charters meet the criteria to recognize revenue over time as the charterer simultaneously receives and consumes the benefits of our performance. The adoption of this standard resulted in a change whereby our method of revenue recognition changed from discharge-to-discharge (assuming a new charter has been agreed before the completion of the previous spot charter) to load-to-discharge. This resulted in no revenue being recognized from discharge of the prior spot charter to loading of the current spot charter and all revenue being recognized from loading of the current spot charter to discharge of the current spot charter. This change results in revenue being recognized later in the voyage, which may cause additional volatility in revenues and earnings between periods. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the spot charter. We have determined that demurrage represents a variable consideration and we estimate demurrage at contract inception. Demurrage income estimated, net of address commission, is recognized over the time of the charter as the performance obligation is satisfied.

Under a spot charter, we incur and pay for certain voyage expenses, primarily consisting of brokerage commissions, port and canal costs and bunker consumption, during the spot charter (load-to-discharge) and during the ballast voyage (date of previous discharge to loading, assuming a new charter has been agreed before the completion of the previous spot charter). Before the adoption of ASC 606, all voyage expenses were expensed as incurred, except for brokerage commissions. Brokerage commissions are deferred and amortized over the related voyage period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned. Under ASC 606 and after implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer and contract fulfillment costs, should be capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. We assessed the new guidance and concluded that voyage costs during the ballast voyage represented costs to fulfil a contract which give rise to an asset and should be capitalized and amortized over the spot charter, consistent with the recognition of voyage revenues from spot charter from load-to-discharge, while voyage costs incurred during the spot charter should be expensed as incurred. With respect to incremental costs, we have selected to adopt the practical expedient in the guidance and any costs to obtain a contract will be expensed as incurred (for our spot charters that do not exceed one year). Vessel operating expenses are expensed as incurred.

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

We elected to early adopt the new lease standard as of September 30, 2018 with adoption reflected as of January 1, 2018. We adopted the standard by using the modified retrospective method and selected the additional optional transition method. Also, we elected to apply a package of practical expedients under ASC 842, which allowed us, not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. In this respect no cumulative-effect adjustment was recognized to the 2018 opening balance of accumulated deficit. We assessed its new time charter contracts at the adoption date under the new guidance and concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. We concluded that the criteria for not separating the lease and non-lease components of its time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels, is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. After the lease commencement date, we evaluate lease modifications, if any, that could result in a change in the accounting for leases. For a lease modification, an evaluation is performed to determine if it should be treated as either a separate lease or a change in the accounting of an existing lease. Brokerage and address commissions on time charter revenues are deferred and amortized over the related voyage period, to the extent revenue has been deferred, since commissions are earned as revenues earned, and are presented in voyage expenses and as a reduction to voyage revenues (see above), respectively. Vessel operating expenses are expensed as incurred. By taking the practical expedients, existing time charters at January 1, 2018, continued to be accounted for under ASC 840 while new time charters commencing in 2018 and onwards are accounted for under ASC 842. The adoption of ASC 842 had no effect on our consolidated financial position and results of operations for the years ended December 31, 2018 and 2019. Upon adoption of ASC 842, we made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40.

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

Implications of Not Being an Emerging Growth Company

On December 31, 2020, we ceased to be an “emerging growth company” as defined in the JOBS Act. Since we are not an “accelerated filer” or a “large accelerated filer” (as such terms are defined under the U.S. securities laws) we are not required comply with the provisions of Section 404(b) of SOX, which would otherwise require our independent registered public accounting firm to provide us with an attestation report on the effectiveness of our IFCR. Compliance with Section 404 is expensive for our shareholders and time consuming for management and could result in the detection of internal control deficiencies of which we are currently unaware. However, we are required to comply with other SOX mandates, including CEO and CFO certifications, the requirement to establish and maintain ICFR and have management assess its effectiveness, and a financial statement audit by an independent auditor, who is required to obtain an understanding of ICFR in the performance of the financial statement audit but not for the purpose of expressing an opinion on the effectiveness of our ICFR. If we become subject to additional SOX provisions, including Section 404(b), in the future, compliance with these provisions will likely incrementally increase our legal and financial compliance costs and make some activities more time consuming and costly.

A. Operating Results

At December 31, 2020, we employed two of the vessels in our fleet on time charters and three vessels were operating in the spot market. Our MR vessels are available to operate the entire year, except for scheduled special surveys and dry-dockings. Due to marginally increased spot trading activity for our MR’s the number of non-operating days per year, which represent average time spent off-hire, increased in 2020. If a vessel undergoes a scheduled intermediate survey, or special survey with BWTS installation, the estimated duration is five or 25 days, respectively.

The break-out of revenue by spot and time charters for the years ended December 31, 2019 and 2020 is reflected below (in thousands of U.S. dollars):

	Year ended December 31, 2019		Year ended December 31, 2020
	Spot	Time	Spot	Time
Revenues, net	$8,067	$19,686	$7,022	$14,689

The following table reflects our fleet’s ownership days, available days, operating days, utilization, TCE, average number of vessels, number of vessels at period end, average age and operating expenses in each case, for the years ended December 31, 2019 and 2020.

	Year ended December 31,
Fleet Operating Data	2019	2020
Ownership days (1)	2,190	1,830
Available days (2)	2,162	1,764
Operating days (3)	1,925	1,523
Utilization % (4)	89.0%	86.3%
Daily time charter equivalent rate (5)	$11,756	$11,456
Daily vessel operating expenses (6)	$5,825	$5,847
Average number of vessels (7)	6.0	5.0
Number of vessels at period end	6	5
Weighted average age of vessels (8)	8.8	8.6

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily TCE rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.
(6)	Daily vessel operating expenses are direct operating expenses such as crewing, provisions, repairs and maintenance, insurance, deck and engine stores, lubricating oils and tonnage tax divided by ownership days.
(7)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(8)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dwt of each vessel on the total fleet dwt.

The following table reflects the calculation of our daily TCE rates for the years ended December 31, 2019 and 2020 (in thousands of U.S. dollars, except total operating days and daily TCE rates):

	Year ended December 31,
	2019	2020
Revenues, net	$27,753	$21,711
Voyage related costs and commissions	(5,122)	(4,268)
Time charter equivalent revenues *	$22,631	$17,443

Total operating days	1,925	1, 523

Daily time charter equivalent rate	$11,756	$11,456

* Subject to rounding

The decrease in the TCE rate in 2020 compared to 2019 was primarily attributable to fewer available days and lower revenue primarily reflecting the sale of our older MR Pyxis Delta in early 2020, lower charter rates and the special surveys that three of our vessels had undergone during 2020 compared to one in 2019. For the year ended December 31, 2020, we reported a net loss to common shareholders of $7.0 million vs. $8.3 million in 2019. In 2020, lower revenues, net of $6.0 million or 21.8%, compared to 2019 were partially offset by an aggregate decrease of approximately $3.8 million in vessel operating expenses, management fees, depreciation and interest and finance costs, net, which primarily reflected the impact from the sale of Pyxis Delta and the repayment of its loan. Furthermore, the decline in our revenues, net was also partially offset by $0.8 million decrease in voyage related costs and commissions as a result of the fewer operating days of our small tankers which were employed under spot charter arrangements. These differences were counterbalanced by the recognition of a $2.8 million loss on vessel held for sale in 2019 resulting in a $1.4 million improvement in the Net Loss for the year ended December 31, 2020.

Recent Daily Fleet Data:

(In U.S. dollars, except for Utilization %)

		Year ended December 31,
		2019	2020
Eco-Efficient MR2: (2 of our vessels)
	TCE	14,337	14,377
	Opex	5,872	6,107
	Utilization %	100%	97.2%
Eco-Modified MR2: (1 of our vessels)
	TCE	13,410	14,130
	Opex	6,813	6,612
	Utilization %	99.1%	97.5%
Standard MR2: (1 of our vessels)
	TCE	13,115	-
	Opex	6,092	-
	Utilization %	99.7%	-
Handysize Tankers: (2 of our vessels)
	TCE	5,860	5,331
	Opex	5,150	5,204
	Utilization %	68.1%	69.5%
Fleet: (6 vessels)
	TCE	11,756	11,456
	Opex	5,825	5,847
	Utilization %	89.0%	86.3%

As at December 31, 2020 our fleet consisted of two eco-efficient MR2 tankers, Pyxis Theta and Pyxis Epsilon, one eco-modified MR2, Pyxis Malou, and two handysize tankers, Northsea Alpha and Northsea Beta. During 2019 to 2020, the vessels in our fleet were employed at various occasions under time and spot charters.

Consolidated Statements of Comprehensive Loss for the Fiscal Year Ended December 31, 2019 Compared to the Fiscal Year Ended December 31, 2020

	2019	2020	Change	%
	(In thousands of U.S. dollars)
Revenues, net:	$27,753	$21,711	$(6,042)	(21.8)%

Expenses:
Voyage related costs and commissions	(5,122)	(4,268)	854	(16.7)%
Vessel operating expenses	(12,756)	(10,880)	1,876	(14.7)%
General and administrative expenses	(2,407)	(2,378)	29	(1.2)%
Management fees, related parties	(724)	(637)	87	(12.0)%
Management fees, other	(930)	(819)	111	(11.9)%
Amortization of special survey costs	(240)	(253)	(13)	5.4%
Depreciation	(5,320)	(4,418)	902	(17.0)%
Loss on vessel held-for-sale	(2,756)	—	2,756	(100.0)%
Gain from the sale of vessel, net	—	7	7	100%
Bad debt provisions	(26)	—	26	(100.0)%
Operating loss	$(2,528)	$(1,935)	$593	(23.5)%

Other expenses:
Loss from financial derivative	(27)	(1)	26	(96.3)%
Interest and finance costs, net	(5,775)	(4,964)	811	(14.0)%
Total other expenses, net	$(5,802)	$(4,965)	$837	(14.4)%

Net loss	$(8,330)	$(6,900)	$1,430	(17.2)%

Dividend Series A Convertible Preferred Stock	—	(82)	(82)	(100)%

Net loss attributable to common shareholders	$(8,330)	$(6,982)	$1,348	(16.2)%

Revenues, net: Revenues, net, of $21.7 million for the year ended December 31, 2020, represent a decrease of $6.1 million, or 21.8%, from $27.8 million in the comparable period in 2019. Our Handysize tankers operated solely in the spot market during 2019 and 2020 whereas our MR tankers operated both on spot and in the time charter market during both periods. Revenue from spot voyages in 2020 was $7.0 million a decrease of $1.1 million from $8.1 million in 2019. Time charter revenue decreased by 25.4% or $5.0 million, from $19.7 million in 2019 to $14.7 million in 2020. The decrease was primarily attributable to lower charter rates, as well as the decrease of our total available days from 2,162 days in 2019 to 1,764 days in 2020 as a result of the sale of our oldest MR Pyxis Delta and the scheduled special surveys of Northsea Alpha, Northsea Beta and Pyxis Epsilon that took place in 2020, resulting in more dry-dock days from 28 in 2019 to 66 in 2020.

Voyage related costs and commissions: Voyage related costs and commissions of $4.3 million for the year ended December 31, 2020, represented a decrease of $0.8 million, or 16.7%, from $5.1 million in the comparable period in 2019. For the year ended December 31, 2020, operating days for our small tankers were 482 contrary to 497 days for the comparative period in 2019. The lower spot chartering activity contribute to less voyage costs as under spot charters, all voyage expenses are typically borne by us rather than the charterer.

Vessel operating expenses: Vessel operating expenses of $10.9 million for the year ended December 31, 2020, represented a decrease of $1.9 million, or 14.7%, from $12.8 million in the comparable period in 2019, which was mainly attributed to the sale of Pyxis Delta.

General and administrative expenses: General and administrative expenses were $2.4 million for the year ended December 31, 2020 were stable compared to 2019.

Management fees, related parties: Management fees to Maritime of $0.6 million for the year ended December 31, 2020, represented a decrease of 12.0 % over the comparable period in 2019 or $0.1 million due to the sale of Pyxis Delta in January 2020.

Management fees, other: Management fees, payable to ITM of $0.8 million for the year ended December 31, 2020, represented a decrease of 11.9% or $0.1 million compared to the year ended December 31, 2019 which was also attributed to the sale of Pyxis Delta.

Amortization of special survey costs: Amortization of special survey costs of $0.3 million for the year ended December 31, 2020, represented a small increase of 5.4%, compared to the same period in 2019 primarily attributed to the additional amortization after the Pyxis Epsilon, Northsea Alpha and Beta special surveys in 2020.

Depreciation: Depreciation of $4.4 million for the year ended December 31, 2020, a decrease of $0.9 million or 17.0% compared to $5.3 million charged for the 2019 period. The decrease was attributed to a five vessel fleet in 2020 as compared to a six vessel fleet for the same period in 2019.

Loss on vessel held-for-sale: the non-cash loss of $2.8 million during the year ended December 31, 2019, relates to the sale of Pyxis Delta that was closed in January 2020. There was no comparable amount in the year ended December 31, 2020.

Interest and finance costs, net: Interest and finance costs, net, for the year ended December 31, 2020, amounted to $5.0 million, compared to $5.8 million in the comparable period in 2019, a decrease of $0.8 million, or 14.0%. The decrease was attributable to lower LIBOR rates paid on floating rate bank debt compared to the same period in 2019 and the prepayment of the associated outstanding loan of Pyxis Delta upon its sale. The total borrowings outstanding (exclusive of promissory note and deferred financing costs) decreased to $54.3 million at December 31, 2020 from $58.9 million a year earlier.

Results for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

For a discussion of our results for the year ended December 31, 2019 compared to the year ended December 31, 2018, please see “Item 5 - Operating and Financial Review and Prospects - A. Operating Results” contained in our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 31, 2020.

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

On March 30, 2018, we filed with the SEC a prospectus supplement to sell up to $2.3 million of common shares through an At-the-Market (“ATM”) offering or similar direct placement. We did not issue any securities under this program until November 2018 but on November 19, 2018 we amended the prospectus supplement to increase the offering to $3.675 million. During the year ended December 31, 2019 we sold 214,828 common shares at weighted average price per share of $1.65 that resulted in gross proceeds to the Company of approximately $354,000. No shares have been sold under the ATM Program in 2020.

On October 13, 2020, we announced the closing of our offering of 200,000 Units at an offering price of $25.00 per Unit (the “Offering”). Each Unit was immediately separable into one Series A Preferred Share and eight (8) detachable Warrants, each warrant exercisable for one common share, for a total of up to 1,600,000 of our common shares. Each Warrant will entitle the holder to purchase one common share at an initial exercise price of $1.40 per share at any time prior to October 13, 2025 or, in case of absence of an effective registration statement, to exchange those cashless based on a formula. Any Warrants that remain unexercised on October 13, 2025 shall be automatically exercised by way of a cashless exercise on that date.

We also agreed to issue and sell to designees of the underwriter as compensation, two separate types of Underwriter’s Warrants for an aggregate purchase price of $100 (absolute amount). The Warrants were issued pursuant to an Underwriting Agreement dated October 8, 2020. The first type of the Underwriter’s Warrants is a warrant for the purchase of an aggregate of 2,000 Series A Preferred Shares at an exercise price of $24.92 and the second type is a warrant for the purchase of an aggregate of 16,000 Warrants at an exercise price of $0.01, at any time on or after April 6, 2021 and prior to October 8, 2025 (the “Termination Date”). On exercise, each Underwriter Warrant allows the holder to purchase one of our Series A Preferred Shares or one Warrant or, in case of absence of an effective registration statement, to exchange those cashless based on a formula set in the Underwriting Agreement. Any Underwriter’s Warrants that remain unexercised on the Termination Date shall be automatically exercised by way of a cashless exercise on that date. The Underwriter’s Warrants are also subject to customary adjustment provisions similar to the detachable Warrants discussed above.

We have accounted for Underwriter’s Warrants in accordance with ASC 718-Compensation-Stock Compensation, classified within stockholders’ equity. As of December 31, 2020, 2,000 Underwriter’s Warrants to purchase 2,000 Series A Preferred Shares and 16,000 Underwriter’s warrant to purchase 16,000 Warrants remained outstanding.

On October 13, 2020, we had granted the underwriter a 45-day option to purchase up to 30,000 additional Series A Preferred Shares and/or 240,000 additional Warrants. The purchase price to be paid by the Underwriters per optional preferred share was $23.051 and the purchase price per optional Warrant was $0.00925. On the same day, the underwriter partially exercised its overallotment option for 135,040 Warrants for gross proceeds of $1. We considered that the overallotment option was a freestanding financial instrument but did not meet the derivative definition criteria and did not require bifurcation.

The Warrants are also subject to customary adjustment provisions, such as for stock dividends, subdivisions and combinations and certain fundamental transactions such as those in which we directly or indirectly, in one or more related transactions effect our merger or consolidation with or into another entity, or we effect any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions. We determined that the Warrants are indexed to our own stock and meet all the conditions for equity classification. As of December 31, 2020, 1,735,040 Warrants remained outstanding.

The Series A Preferred Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “PXSAP” and “PXSAW”, respectively.

The rights, preferences and restrictions attaching to Series A Preferred Shares and Warrants are described in the “Description of Securities” filed herewith as Exhibit 2.2 to this Annual Report.

On November 20, 2020, we paid a cash dividend of $0.1991 per share on each Series A Preferred Share for the first period in November 2020. On December 21, 2020, we paid a cash dividend of $0.1615 per share on each Series A Preferred Share for the month of December 2020.

On January 20, 2021, February 22, 2021 and March 22, 2021, we paid cash dividends of $0.1615 per Series A Preferred Share for each month which aggregated $83.

We received gross proceeds of $5.0 million from the Offering, prior to deducting underwriting discounts and offering expenses. The net proceeds from the Offering of approximately $4.3 million were used for general corporate purposes, including working capital and the repayment of debt.

On February 24, 2021, we announced that we had closed our definitive securities purchase agreements with a group of investors, which resulted in gross proceeds of $25.0 million, before deducting placement offering expenses. We issued 14,285,715 shares of common stock at a price of $1.75 per share. We will use the net proceeds from the offering for general corporate purposes, which may include the repayment of outstanding indebtedness and potential vessel acquisitions. Our securities offered and sold in the private placement were subsequently registered under the Securities Act, under a resale registration statement filed with the SEC and became effective on March 11, 2021. Any resale of our shares under such resale registration statement will be made only by means of a prospectus.

On March 29, 2021, we entered into a new secured loan agreement for the refinancing of the existing Eighthone loan. The $17 million provided by the new secured loan combined with $7.3 million of available cash were used to prepay the outstanding indebtedness of $24 million of the previous loan in full and fund closing fees and expenses.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters and amounts due to/from related parties, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. We perform regular cash flow projections to evaluate whether it will be in a position to cover its liquidity needs for the next 12-month period and be in compliance with the financial and security collateral cover ratio covenants under its existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees, general and administrative expenses, and debt service requirements. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations. As of December 31, 2020, we had a working capital deficit of $2.9 million, defined as current assets minus current liabilities. As of the filing date of the consolidated financial statements, we expect that we will be in a position to cover our liquidity needs for the next 12-month period through the 2021 Private Placement Transaction, the debt refinancing of the Entrust Loan, and cash generated from the vessels’ operations. In addition, we may consider the raising of capital including debt, equity securities, joint ventures and / or sale of assets.

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

We do not intend to pay dividends to the holders of our common shares in the near future and expect to retain our cash flows primarily for the payment of vessel operating costs, dry-docking costs, debt service and other obligations, general corporate and administrative expenses, and reinvestment in our business (such as to fund vessel or fleet acquisitions), in each case, as determined by our board of directors.

Working Capital Position

Cash and cash equivalents as of December 31, 2020, amounted to $1.6 million, compared to $1.4 million as of December 31, 2019. We define working capital as current assets minus current liabilities. We had a working capital deficit of $2.9 million as of December 31, 2020, compared to the working capital deficit of $5.3 million as of December 31, 2019.

Consolidated Cash Flows information:

Statements of Cash Flows Data	Year ended December 31,
(In millions of U.S. dollars)	2019	2020

Net cash provided by / (used in) operating activities	$5.7	$(13.0)
Net cash (used in) / provided by investing activities	$(0.5)	$12.6
Net cash used in financing activities	$(4.2)	$(0.7)

Operating Activities: Net cash used in operating activities was $13.0 million for 2020, compared to net cash provided by operating activities of $5.7 million for 2019. There were a number of factors driving the decrease in our net cash from operating activities compared to the prior year. Firstly, aggregate movements in current assets and liabilities during the year ended December 31, 2020, decreased cash by $16.5 million which was significantly attributable to a decrease in trade accounts payable and accrued liabilities of $0.8 million and payments to related parties (Maritime) of $12.6 million from the net proceeds from the sale of Pyxis Delta, the refinancing of Seventhone and the Offering. Furthermore, a decrease in cash by $3.0 million was the result of the decrease in hire collected in advance by $1.7 million, the decrease in trade accounts receivable, net, by $0.7 million as well as a decrease by approximately $0.6 million in special survey costs as a result of the scheduled special surveys of Northsea Alpha, Northsea Beta and Pyxis Epsilon that took place in 2020. A decrease in cash by $0.5 million related to inventories was almost fully offset by an increase in prepayments and other assets by $0.4 million. Secondly, lower revenues, net in 2020, of $6.0 million were partially offset by an aggregate decrease of approximately $3.8 million in voyage related costs and commissions, vessel operating expenses, management fees and interest and finance costs, net, which primarily reflected the impact from the sale of Pyxis Delta and the repayment of its loan.

Investing Activities: Net cash provided by investing activities was $12.6 million during 2020 consisted of the total net proceeds from the sale of Pyxis Delta of $13.2 million offset by $0.5 million to the costs incurred for the ballast water treatment system fitted on Pyxis Epsilon, compared to net cash payments of $0.5 million for the ballast water treatment installation on Pyxis Malou, that was completed in 2019.

Financing Activities: Net cash used in financing activities in 2020 amounted to $0.7 million. During 2020, we received $15.3 million proceeds from the new loan facility for Pyxis Theta with Alpha Bank and paid the aggregate amount of $19.9 million which includes debt repayments for Pyxis Delta and Pyxis Theta as a result of the sale of Pyxis Delta as well as scheduled loan amortization and payment of financing costs of $0.3 million in relation to Seventhone’s new loan facility. Additionally, we received $4.3 million net proceeds from the Offering. Net cash used in financing activities in 2019 amounted to $4.2 million relating to net proceeds from the issuance of common stock of $0.3 million offset by scheduled loan principal repayments of $4.5 million.

Indebtedness

Our vessel-owning subsidiaries, as borrowers, entered into loan agreements in connection with the purchase of each of the vessels in our fleet. As of December 31, 2020, our vessel-owning subsidiaries had outstanding borrowings under the following loan agreements:

●	SECONDONE CORP. (“Secondone”) (which owns Northsea Alpha), THIRDONE CORP. (“Thirdone”) (which owns Northsea Beta) and FOURTHONE CORP. (“Fourthone”) (which owns Pyxis Malou) refinanced existing indebtedness of $26.9 million on February 28, 2018 under the Secondone, Thirdone and Fourthone loan agreements utilizing a new 5-year secured term loan of $20.5 million with Amsterdam Trade Bank N.V., and cash of $2.1 million. The remaining balance of approximately $4.3 million was written-off by the previous lender at closing and was recorded as gain from debt extinguishment in the first quarter of 2018. The new loan bears interest at LIBOR plus a margin of 4.65% per annum, and matures in February 2023. The loan is repayable in quarterly installments and a balloon payment. Standard loan covenants include, amongst others, a minimum loan to value ratio and liquidity. As a condition subsequent to the execution of this loan agreement, the borrowers, Secondone, Thirdone and Fourthone, proceeded with all required procedures for their re-domiciliation to the jurisdiction of the Republic of Malta. The re-domiciliation became effective on March 1, 2018 and the borrowers were renamed to Secondone Corporation Ltd., Thirdone Corporation Ltd. and Fourthone Corporation Ltd., respectively. The loan is secured by, among other things as set forth below, joint-and-several first preferred mortgages relating to Northsea Alpha, Northsea Beta and Pyxis Malou. As of December 31, 2019 and 2020 the aggregate outstanding balance of the loans relating to these vessels was $17.4 million and $15.3 million, respectively.

●	SIXTHONE CORP. (“Sixthone”) (which owned Pyxis Delta as of January 2020) and SEVENTHONE CORP. (“Seventhone”) (which owns Pyxis Theta) jointly and severally entered into a loan agreement on October 12, 2012, as subsequently amended and supplemented, with Hamburg Commercial Bank (“HCOB”) (previously known as HSH Nordbank AG) providing for a loan facility up to $37.3 million. In February 2013, Sixthone drew down an amount of $13.5 million and, in September 2013, Seventhone drew down an amount of $21.3 million (“Tranche A” and “Tranche B”, respectively). The loan bears interest at LIBOR plus a margin of 3.35% per year. Under the original agreement, the tranche relating to Sixthone matured in May 2017 and the tranche relating to Seventhone matured in September 2018. On September 29, 2016, we agreed with the lender of Sixthone to extend the maturity of Tranche A from May 2017 to September 2018, under the same amortization schedule and applicable margin. In addition, on June 6, 2017, HCOB agreed to further extend the maturity of the respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization profile. The loan is repayable in quarterly installments and a balloon payment. The loan is secured by, among other things as set forth below, joint-and-several first preferred mortgages relating to Pyxis Delta and Pyxis Theta. As of December 31, 2019, the aggregate outstanding balance of the loan relating to these vessels was $17.5 million. Following the sale of Delta in January 2020, the outstanding loan tranche of $4.0 million related to Sixthone was repaid in full and a prepayment of $1.6 million was paid against the outstanding loan tranche of Seventhone. Following these payments, the debt outstanding under the facility was $11.8 million. On June 25, 2020, we signed a Commitment Letter with a new lender for the refinancing of the existing facility. On July 8, 2020, Seventhone entered into the new $15.25 million secured loan agreement with the ALPHA BANK, for the purpose of refinancing the outstanding indebtedness of $11.3 million under the previous loan facility. The new loan bears interest at LIBOR plus a margin of 3.35% per annum. The principal obligation amortizes in 19 consecutive quarterly installments of $300 each, the first falling due in January 2021, and the last installment accompanied by a balloon payment of $9.25 million falling due in July 2025. Standard collateral interests and customary covenants are incorporated in this facility. As of December 31, 2020, the aggregate outstanding balance of the loan relating to Pyxis Theta was $15.0 million.

●	EIGHTHONE CORP. (“Eighthone”) (which owns Pyxis Epsilon) entered into a new $24.0 million loan agreement with Wilmington Trust National Association on September 27, 2018 for the purpose of refinancing the outstanding indebtedness with DVB Bank SE. The loan facility bears an interest rate of 11.0% per annum and matures in September 2023. Fees are payable upon early prepayment or on final repayment of outstanding principal, subject to certain conditions or events being met. The principal obligation amortizes in 18 quarterly installments that started on March 29, 2019, equal to the lower of $0.4 million and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. The facility is secured by, among other things as set forth below, a first priority mortgage relating to Pyxis Epsilon. As of December 31, 2019 and 2020, the aggregate outstanding balance of the loan relating to Pyxis Epsilon was $24.0 million. On March 29, 2021, we entered into a new secured loan agreement for the refinancing of the existing Eighthone loan. The $17 million provided by the new secured loan combined with $7.3 million of available cash were used to prepay the outstanding indebtedness of $24 million of the previous loan in full and fund closing fees and expenses. The new five year loan has quarterly amortization of $0.3 million with $11 million due at maturity. The loan is priced at Libor plus 3.35%. All other terms and conditions were standard for a bank loan of this type.

Each of the loan agreements referenced above is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings, and guaranteed by the parent company. In addition, certain of our loan agreements and guarantees require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that:

●	the certain vessel-owning subsidiaries that are a borrower under the respective loan agreement must maintain pledged deposits equal to a specified dollar amount;

●	we must maintain minimum liquidity of between $0.3 million and $0.85 million per vessel;

●	the fair market value of the mortgaged vessel plus any additional collateral must be no less than a certain percentage, ranging from 115% to 150%, of outstanding borrowings under the applicable loan agreement, less, in certain loan agreements, any money in respect of the principal standing to the credit of the retention account and any free or pledged cash deposits held with the lender in our or its subsidiary’s name (the minimum security collateral cover or “MSC”); and

●

for the ALPHA BANK credit facility, the ratio of the Company’s total liabilities to total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the Vessel-owning company is entitled to distribute dividends to Pyxis. As of December 31, 2020, the requirement was met as such ratio was 66%, or 9% lower than the required threshold.

The events of default under our loan documents generally include provisions relating to events of default, such as:

●	the non-payment on the due date of any amount under the loan agreements or any related document;

●	the breach of any covenant (which includes a requirement for Mr. Valentis to maintain 40% or more of ownership or Mr. Valentis to continue to act as the Chairman, of the corporate guarantor) or undertaking or failure to provide additional security as required;

●	any untrue or incorrect representation or warranty; and

●	any cross-default.

As of December 31, 2020, we were in compliance with all of our financial covenants with respect to our loan agreements and there was no amount available to be drawn down under our existing loan agreements.

As discussed above, with the exception of the Eighthone loan, our loan interest rates payable are calculated at LIBOR plus a margin, and hence we are exposed to movements in LIBOR. In order to hedge our variable interest rate exposure, on January 19, 2018, Seventhone entered into an interest rate cap agreement with its lender for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. At inception, Seventhone paid $0.05 million to enter into the interest rate cap which at December 31, 2020 had a fair value of $0.0 million.

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

During 2020, $0.8 million was paid to complete the costs for the 2nd special survey of Pyxis Malou and installation of the BWTS.

During the second quarter of 2020, Pyxis Epsilon had her first special survey and BWTS installation at an aggregate cost of $1.05 million. In the fourth quarter of 2020, Northsea Alpha and Northsea Beta had their second special surveys at a cost of $0.7 million in the aggregate.

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

Going Concern

We perform on cash flow projections on a regular basis to evaluate whether we will be in a position to both cover our liquidity needs for the next 12-month period and be in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees and general and administrative expenses, and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

We determine cash flow projections by considering the:

●	estimated vessel utilization ranging from 75.0% and 98.6%, depending on the vessel type and whether the vessel is operating on spot or under time charter;

●	charter revenues from existing time charters for the fixed fleet days, and an estimated daily time charter equivalent using independent market analysts’ estimates for similar vessels for the unfixed days over the remaining period until the end of the 12-month period, net of our recent historical data on vessel operating expenses, management fees and general and administrative expenses; and

●	estimated cost and off–hire period of scheduled intermediate and special survey dry-dockings.

As of December 31, 2020, we had a working capital deficit of $2.9 million, defined as current assets minus current liabilities. We considered such deficit in conjunction with the future market prospects and potential future financings. As of the filing date of this Annual Report, we believe that we will be in a position to cover our liquidity needs for the next 12-month period through the 2021 Private Placement Transaction, the debt refinancing of the Entrust Loan, and cash generated from the vessels’ operations and possible asset sales. We believe that we will be in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements for the next 12-month period.

Vessel Impairment

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. We record impairment losses only when events occur that cause us to believe that future cash flows for any individual vessel (which is considered a cash generating unit) will be less than its carrying value. The carrying amounts of vessels held and used by us are reviewed accordingly for potential impairment whenever events or changes in circumstances indicate that the carrying amount plus the unamortized dry dock and survey balances of a particular vessel may not be fully recoverable. In these instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and our eventual disposition is less than the vessel’s carrying amount plus the unamortized dry-dock and survey balances. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. As of December 31, 2019, our fleet was independently valued at $92.1 million based on the average of appraisals from two internationally recognized maritime brokers. Our fleet was valued at $79.8 million at December 31, 2020.

Should the carrying value plus the unamortized dry-dock and survey balance of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. We determine the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

No impairment charge for our vessels was recorded as of December 31, 2019 and 2020, respectively.

For the purposes of the impairment test in 2020, we determine future undiscounted net operating cash flows for each vessel and compare it to the vessel’s carrying value. The future undiscounted net operating cash flows are determined by considering the:

●	estimated vessel utilization of 75.0% to 98.6% (depending on the type of the vessel) for the first year and 78.0% to 93.0%, including scheduled off-hire days for planned dry-dockings and vessel surveys, for the years thereafter, based on historical experience;

●	estimated vessel scrap value at $300 per lightweight ton;

●	charter revenues from existing time charters for the fixed fleet days and the most recent seven year historical average time charter rates, for similar vessels for the unfixed days over the remaining estimated useful life of the vessel, net of our recent historical data on vessel operating expenses;

●	estimated cost of scheduled intermediate and special survey dry-dockings; and

●	inflationary factor for vessel operating expenses and dry-docking costs of 2.0% per year.

When the estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, we compare the carrying value to the vessel’s fair value. If the fair market value is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value, by recording a charge to operations.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, these assumptions are highly subjective. For example, we determined future undiscounted net operating cash flows, in part, based on the average gross one-year time charter equivalent rate for the most recent seven-year period. This seven-year period represents a reasonable amount of time in which a substantial portion of the worldwide product tankers newbuilding orderbook was delivered and the global economic conditions gradually improved from the recession of 2008-09 and the volatile period of 2020. Historically, actual freight rates, which have experienced wide spreads between peaks and troughs, industry costs and scrap prices have been volatile, and long-term estimates may differ considerably. There can be no assurance as to how long charter rates and vessel values will remain at their present levels or whether they will change by any significant degree.

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

Revenues, net

We generate our revenues from charterers. The vessels are chartered using either spot charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate.

The following table presents our revenue disaggregated by revenue source, net of commissions, for the years ended December 31, 2019 and 2020:

	December 31, 2019	December 31, 2020
Revenues derived from spot charters, net	$8,067	$7,022
Revenues derived from time charters, net	19,686	14,689
Revenues, net	$27,753	$21,711

Revenue from customers (ASC 606): As of January 1, 2018, we adopted Accounting Standard Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606)”. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. We analyzed our contracts with charterers at the adoption date and have determined that our spot charters fall under the provisions of ASC 606, while our time charter agreements are lease agreements that fall under the provisions of ASC 842 and that contain certain non-lease components. We elected to adopt ASC 606 by applying the modified retrospective transition method, recognizing the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of accumulated deficit.

We assessed our contracts with charterers for spot charters and concluded that there is one single performance obligation for each of our spot charters, which is to provide the charterer with a transportation service within a specified time period. In addition, we have concluded that a spot charter meets the criteria to recognize revenue over time as the charterer simultaneously receives and consumes the benefits of our performance. The adoption of this standard resulted in a change whereby our method of revenue recognition changed from discharge-to-discharge (assuming a new charter has been agreed before the completion of the previous spot charter) to load-to-discharge. This resulted in no revenue being recognized from discharge of the prior spot charter to loading of the current spot charter and all revenue being recognized from loading of the current spot charter to discharge of the current spot charter. This change results in revenue being recognized later in the voyage, which may cause additional volatility in revenues and earnings between periods. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the spot charter. We have determined that demurrage represents a variable consideration and estimates demurrage at contract inception. Demurrage income estimated, net of address commission, is recognized over the time of the charter as the performance obligation is satisfied.

Under a spot charter, we incur and pay for certain voyage expenses, primarily consisting of brokerage commissions, port and canal costs and bunker consumption, during the spot charter (load-to-discharge) and during the ballast voyage (date of previous discharge to loading, assuming a new charter has been agreed before the completion of the previous spot charter). Before the adoption of ASC 606, all voyage expenses were expensed as incurred, except for brokerage commissions. Brokerage commissions are deferred and amortized over the related voyage period in a charter to the extent revenue has been deferred since commissions are earned as our revenues are earned. Under ASC 606 and after the implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer and contract fulfillment costs, should be capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. We assessed the new guidance and concluded that voyage costs during the ballast voyage represented costs to fulfil a contract which give rise to an asset and should be capitalized and amortized over the spot charter, consistent with the recognition of voyage revenues from spot charter from load-to-discharge, while voyage costs incurred during the spot charter should be expensed as incurred. With respect to incremental costs, we have selected to adopt the practical expedient in the guidance and any costs to obtain a contract will be expensed as incurred, for our spot charters that do not exceed one year. Vessel operating expenses are expensed as incurred.

In addition, pursuant to this standard and the new Leases standard (discussed below), as of January 1, 2018, we elected to present Revenues net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by us and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying consolidated statements of comprehensive loss.

We do not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

Leases: We elected to early adopt the new lease standard as of September 30, 2018 with adoption reflected as of January 1, 2018. We adopted the standard by using the modified retrospective method and selected the additional optional transition method. Also, we elected to apply a package of practical expedients under ASC 842, which allowed us, not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. In this respect no cumulative-effect adjustment was recognized to the 2018 opening balance of accumulated deficit. We assessed its new time charter contracts at the adoption date under the new guidance and concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. We concluded that the criteria for not separating the lease and non-lease components of its time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels, is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. After the lease commencement date, we evaluate lease modifications, if any, that could result in a change in the accounting for leases. For a lease modification, an evaluation is performed to determine if it should be treated as either a separate lease or a change in the accounting of an existing lease. Brokerage and address commissions on time charter revenues are deferred and amortized over the related voyage period, to the extent revenue has been deferred, since commissions are earned as revenues earned, and are presented in voyage expenses and as a reduction to voyage revenues (see above), respectively. Vessel operating expenses are expensed as incurred. By taking the practical expedients, existing time charters at January 1, 2018, continued to be accounted for under ASC 840 while new time charters commencing in 2018 and onwards are accounted for under ASC 842. The adoption of ASC 842 had no effect on our consolidated financial position and results of operations for the year ended December 31, 2018 and 2019. Upon adoption of ASC 842, we made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40.

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

E. Off-Balance Sheet Arrangements.

We do not have any off-balance sheet arrangements as of the date of this Annual Report.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2020.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands of U.S. dollars)
Loan agreements - principal (1)	$54,260	$3,632	$39,278	$11,350	$—
Interest on loans (2)	$10,502	$3,952	$5,936	$614	$—
Promissory note - principal (3)	$5,000	$—	$—	$5,000	$—
Interest on promissory note (3)	$1,368	$450	$900	$18	$—
Technical management agreements – ITM (4)	$191	$191	$—	$—	$—
Ship management agreements – Maritime (5)	$149	$149	$—	$—	$—
Administrative services – Maritime (6)	$402	$402	$—	$—	$—
Total	$71,872	$8,776	$46,114	$16,982	$—

(1)	Secondone, Thirdone and Fourthone, together, Sixthone and Seventhone, together, and Eighthone, independently, entered into loan agreements with lenders, for which the vessels they own are mortgaged as collateral. Please read “– Liquidity and Capital Resources – Indebtedness” above for more information.
(2)	Assumes scheduled loan principal amortization as described above, based on an average 3-month LIBOR rate of 0.24% plus the applicable margin over LIBOR for the entire duration of the existing loan agreements. Please also read “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Promissory Note Issued to Maritime Investors” for more information.
(3)	On October 28, 2015, we and Maritime Investors entered into a promissory note, which as subsequently amended and supplemented, has an outstanding principal balance of $5.0 million payable on a quarterly basis at an annual interest rate of 9.0%, of which 4.5% is payable in cash and 4.5% in restricted common stock. Please refer to “Item 7 – Related Party Transactions” below for more information.
(4)	The technical management agreements with ITM can be cancelled by us for any reason at any time upon three months’ advance notice, but neither party can cancel the agreement, other than for specified reasons, until 18 months after the initial effective date of the ship management agreement. As of December 31, 2020, all such agreements were cancelable upon three months’ advance notice.
(5)	The management agreements relating to the vessels had initial terms of five years. The initial terms of these agreements expired on December 31, 2015 with respect to Northsea Alpha, Northsea Beta and Pyxis Delta, on December 31, 2017 with respect to Pyxis Theta and on December 31, 2018 with respect to Pyxis Epsilon and Pyxis Malou. Following the initial terms, the management agreements were automatically renewed by the terms of the agreement for consecutive five year periods and may be terminated by either party on three months’ notice.
(6)	Pursuant to our Head Management Agreement, as amended, administrative services are contracted to be provided through March 23, 2025.

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

Name	Age	Position
Valentios “Eddie” Valentis	54	Chairman, Chief Executive Officer and Class I Director
Henry P. Williams	65	Chief Financial Officer and Treasurer
Konstantinos Lytras	56	Chief Operating Officer and Secretary
Robin P. Das	48	Class III Director
Basil G. Mavroleon	72	Class III Director
Aristides J. Pittas	61	Class II Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Valentios “Eddie” Valentis, a Class I director, has over 25 years of shipping industry experience, including owning, operating and managing tankers. He has served as Chief Executive Officer and Chairman of our board of directors since our inception. In 2007, Mr. Valentis founded and is the president of Pyxis Maritime Corp. Since 2001, Mr. Valentis has been the President and Managing Director of Konkar Shipping Agencies S.A., a drybulk operator based in Greece, a position he continues to hold. From 1998 to 2001, Mr. Valentis was the Commercial Manager for Loucas G. Matsas Salvage & Towage. From 1996 through 1998, Mr. Valentis worked as a dry cargo chartering broker. Upon completion of his 2 year naval service in 1995, Mr. Valentis was involved in the operation of his family’s drybulk vessels. Since 2013, Mr. Valentis serves as a member of the Greek Committee of NKK Classification Society, and, since 2016, as a council member of the International Association of Independent Tanker Owners (INTERTANKO). Mr. Valentis holds an MBA from Southern New Hampshire University.

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

Robin P. Das serves as a Class III director. Mr. Das has worked in shipping finance and investment banking since 1995. He is the founder and has been a director of Auld Partners Ltd, a boutique shipping and finance focused advisory firm, since 2013. From 2011 to 2012, Mr. Das was Managing Director (partner) of Navigos Capital Management LLC, an asset management firm established to focus on the shipping sector. From 2005 until 2011, Mr. Das was Global Head of Shipping at HSH Nordbank AG, then the largest lender globally to the shipping industry. Before joining HSH Nordbank AG in 2005, he was Head of Shipping at WestLB and prior to that time, Mr. Das was joint Head of European Shipping at J.P. Morgan. Since October 2016, Mr. Das also served as director of Nimrod Sea Assets Limited (LSE:NSA, listed until April 2018), which invested in marine assets associated with the offshore oil and gas industry. Mr. Das holds a BSc (Honours) degree from the University of Strathclyde.

Basil G. Mavroleon serves as a Class III director. Mr. Mavroleon has been in the shipping industry for 45 years. Since 1970, Mr. Mavroleon has worked for Charles R. Weber Company, Inc., one of the oldest and largest tanker brokerages and marine consultants in the United States. Mr. Mavroleon was Managing Director of Charles R. Weber Company, Inc. for 25 years and Manager of the Projects Group for five years, from 2009 until 2013. Mr. Mavroleon currently serves as Managing Director of WeberSeas (Hellas) S.A., a comprehensive sale and purchase, newbuilding, marine projects and ship finance brokerage based in Athens, Greece. He is a Director of Genco Shipping and Trading Limited (NYSE: GNK), a company engaged in the shipping business focused on the drybulk industry spot market. Since its inception in 2003 through its liquidation in 2005, Mr. Mavroleon served as Chairman of Azimuth Fund Management (Jersey) Limited, a hedge fund that invested in tanker freight forward agreements and derivatives. Mr. Mavroleon is on the Advisory Board of NAMMA (North American Maritime Ministry Association), is Director Emeritus of NAMEPA (North American Marine Environmental Protection Association) and the Chairman of the New York World Scale Committee (NYC) INC. Mr. Mavroleon was educated at Windham College, Putney Vermont.

Aristides J. Pittas serves as a Class II Director. Mr. Pittas has more than 30 years of shipping industry experience. He has been a member of the board of directors and the Chairman and Chief Executive Officer of Eurodry Ltd. (NASDAQ: EDRY) (“Eurodry”), an independent shipping company that operates in the drybulk shipping industry, since its inception on January 8, 2018. He has also been a member of the board of directors and Chairman and Chief Executive Officer of Euroseas Ltd. (NASDAQ: ESEA) (“Euroseas”), an independent shipping company that operates in the drybulk and container shipping industry, since May 2005. Since 1997, Mr. Pittas has also been the President of Eurochart S.A., Euroseas’ affiliate, which is a shipbroking company specializing in chartering, selling and purchasing ships. Since 1995, Mr. Pittas has been the President and Managing Director of Eurobulk Ltd., Euroseas’ and Eurodrys’ affiliated ship management company. Eurobulk Ltd. is a ship management company that provides ocean transportation services. In 2005, Mr. Pittas resigned as Managing Director of Eurobulk Ltd. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle Upon Tyne and a M.Sc. in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

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

C. Board Practices

Our board of directors consists of four directors, three of whom, Robin P. Das, Basil G. Mavroleon and Aristides J. Pittas, have been determined by our board of directors to be independent under the rules of NASDAQ and the rules and regulations of the SEC. Directors elected by our common shareholders are divided into three classes serving staggered three-year terms. At each annual meeting of shareholders, directors will be elected to succeed the class of directors whose terms have expired, and each of them shall hold office until the third succeeding annual meeting of shareholders if the Board is then classified, and until such director’s successor is elected and has qualified. We held our 2020 annual meeting of shareholders on December 11, 2020, at which Basil G. Mavroleon and Robin P. Das were re-elected to serve as Class III Directors for a term of three years until our 2023 annual meeting of shareholders. The term of our Class I Director, Valentios Valentis, expires at the 2021 annual meeting of shareholders and the term of our Class II Director, Aristides J. Pittas, expires at the 2022 annual meeting of shareholders.

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

The nominating and corporate governance committee consists of Basil G. Mavroleon, Aristides J. Pittas and Valentios Valentis. The nominating and corporate governance committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial owners of more than five percent of shares of our common stock, and the beneficial ownership of each of our directors and executive officers and of all of our directors and executive officers as a group as of April 6, 2021. All of our stockholders, including the stockholders listed in this table, are entitled to one vote for each share held.

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

	Shares Beneficially Owned
Identity of person or group (1)	Number	Percentage (2)
Valentios “Eddie” Valentis (Maritime Investors Corp.) (3)	17,592,857	47.3%
Henry P. Williams (4)	116,963	* %
Konstantinos Lytras (4)	42,074	*
Robin P. Das	—	—
Basil G. Mavroleon	—	—
Aristides J. Pittas	—	—
All directors and executive officers as a group (8 person)	17,751,894	47.7%

(1)

Except as otherwise provided herein, each person named herein as a beneficial owner of securities has sole voting and investment power as to such securities and such person’s address is c/o 59 K. Karamanli Street, Maroussi, 15125, Greece.

(2)	Based upon 37,225,792 common shares outstanding as of April 6, 2021.
(3)

Valentios “Eddie” Valentis is a 100% stockholder of Maritime Investors and shares voting and investment power with Maritime Investors of the 17,592,857 shares of our common stock held by it. Mr. Valentis’ percentage share ownership was reduced from 80.8% to 47.3% as a result of shares issued in connection with the 2021 Private Placement Transaction.

(4)

Each of Messrs. Lytras and Williams received 11,074 restricted shares of our common stock in March 2016 as an award under our EIP. In addition, Mr. Williams also received 200,000 restricted shares of our common stock in November 2017 as an award under our EIP.

*	Less than 1% of our outstanding shares of common stock.

As of April 6, 2021, we had 1,210 shareholders of record, 114 of which were located in the United States and held an aggregate of 24,722,099 shares of our common stock, representing 66.4% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 24,720,348 shares of our common stock as of April 6, 2021. Accordingly, we believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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

The term of the Head Management Agreement with Maritime commenced on March 23, 2015 for an initial period of five years through March 23, 2020. The Head Management Agreement can be terminated by Maritime only for cause or under other limited circumstances, such as upon a sale of us or Maritime or the bankruptcy of either party. On March 23, 2020, the Head Management Agreement was extended for an additional five-year period through March 23, 2025. Pursuant to the Head Management Agreement, each of our new subsidiaries that acquires a vessel in the future will enter into a separate management agreement with Maritime with a rate set forth in the Head Management Agreement. Under the Head Management Agreement, we pay Maritime a cost of $1.6 million annually for the services of our executive officers and other administrative services, including use of office space in Maritime’s premises. In return for Maritime’s ship management services, we pay to Maritime for each vessel while in operation, a daily fee of $325, and for each vessel under construction, a fee of $450 plus an additional daily fee, which is dependent on the seniority of the personnel, to cover the cost of the engineers employed to conduct the supervision. The fees payable to Maritime for the administrative and ship management services will be adjusted effective as of every January 1st for inflation in Greece or such other country where it is headquartered. On August 9, 2016, we amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-Management Fees and the Administration Fees, which will remain the same as per the previous calendar year. Effective January 1, 2020, the Ship-Management Fees and the Administration Fees were increased by 0.26% in line with the average inflation rate in Greece in 2019. However, in 2020 there was nominal deflation in Greece, so there was no scheduled increase in these fees for 2021. In addition, Maritime will receive 1.0% of the purchase price of any sale and purchase transaction from the seller of the vessel, and 1.25% of all chartering, hiring and freight revenue procured by or through it. In the event the agreement is terminated without cause and a change of control (as defined therein) occurs within 12 months after such termination or the agreement is terminated due to a change of control, we will pay Maritime an amount equal to 2.5 times the administrative fee. On March 18, 2020, we amended the Head Management Agreement with Maritime to provide that in the event of such change of control and termination, the Company shall also pay to Maritime an amount equal to 12 months of the then daily Ship-Management Fees.

The following amounts were charged by Maritime to us during 2018, 2019 and 2020:

	Year Ended December 31,
(In thousands of U.S. dollars)	2018	2019	2020
Charter hire commissions	$354	$351	$276
Ship-Management Fees	720	724	637
Administration Fees	1,618	1,628	1,632
Total	$2,692	$2,703	$2,545

Promissory Note issued to Maritime Investors

On October 28, 2015, we issued a promissory note in the amount of $2.5 million in favor of Maritime Investors in connection with its election to receive a portion of the merger true-up shares in the form of a promissory note. The promissory note also includes amounts due to Maritime Investors for the payment of $0.6 million by Maritime Investors to LookSmart, representing the cash consideration of the merger, and the amounts that allowed us to pay miscellaneous transactional costs. The promissory note had a maturity of January 15, 2017 and an interest rate of 2.75% per annum. Certain amendments were made increasing the principal balance to $5.0 million, extending the maturity date to March 31, 2020 and the interest rate to 4.5%. On May 14, 2019, we entered into a second amendment to the Amended and Restated Promissory Note. This amendment (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the credit facility of Eighthone with Entrust Global (the “Credit Facility”) on September 2023 (see Note 7), b) January 15, 2024 and c) repayment of any Paid-In-Kind (“PIK”) interest and principal deficiency amount under the Credit Facility, and (ii) increased the annual interest rate to 9.0% (of which 4.5% is payable in cash quarterly in arrears and 4.5% payable in the Company’s restricted common stock) per annum on a daily basis from April 1, 2019 until the Amended and Restated Promissory Note is paid in full. Otherwise, the annual interest rate of 9% shall continue to be paid in cash or in the afore-mentioned combination of cash and shares on a quarterly basis, at the Company’s option. During the year ended December 31, 2019, we also issued 95,262 of common shares to settle the interest charged on the Amended and Restated Promissory Note, and during the year ended December 31, 2020, we issued additional 260,495 of common shares to settle the interest charged on the Amended & Restated Promissory Note.

Interest charged on the Amended & Restated Promissory Note for the years ended December 31, 2019 and 2020, amounted to $395 and $452, respectively, and is included in Interest and finance costs, net in the accompanying consolidated statements of comprehensive loss. Of the total interest charged on the Amended & Restated Promissory Note during the year ended December 31, 2019, $225 was paid in cash and the remaining amount of $170 was settled in common shares. Of the amount settled in common shares, $113 was settled in common shares during 2019 and the remaining amount of $57 were settled in January 2020. Of the total interest charged on the Amended & Restated Promissory Note during the year ended December 31, 2020, $226 was payable in cash and the remaining amount of $226 was settled in common shares. Of the amount settled in common shares, $169 was settled in common shares during 2020 and the remaining amount of $57 was settled in January 2021.

Under the terms of the Credit Facility, no repayment of principal under the Amended & Restated Promissory Note may be made while any PIK interest or Principal Deficiency Amount is outstanding under the Credit Facility. After the repayment restrictions on the Amended & Restated Promissory Note have been lifted per the Credit Facility, the Company, at its option, may continue to pay interest on the Amended & Restated Promissory Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash.

Maritime Advances

At December 31, 2019, Maritime had extended $6.8 million of advances which we used to pay various operating costs, debt service and other obligations. At December 31, 2020, we advanced $2.3 million to Maritime to prepay management fees and certain vessel dry docking costs. The balances with Maritime are interest free and have no specific repayment terms.

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

Dividend Policy

Except as required for the Series A Preferred Shares, we do not intend to pay common stock dividends in the near future and will make dividend payments to our stockholders in the future only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal, fiduciary and contractual requirements, including our current and future loan agreements. For example, there is a restrictive covenant against paying dividends under certain circumstances, including if there is a default under the loan agreements or, only with respect to our subsidiary Seventhone under the Alpha Bank Facility entered into in July 2020, if the ratio of our (and our subsidiaries as a group) total liabilities to market value adjusted total assets is greater than 75% in the relevant year. As of December 31, 2020, the ratio of total liabilities over the market value of our adjusted total assets (calculated in accordance with the Alpha Bank Facility) was 66% and therefore, under the Alpha Bank Facility, Seventhone was permitted to distribute dividends to us as of December 31, 2020. However, the payment of any dividends is not guaranteed or assured, and if paid at all in the future, may be discontinued at any time at the discretion of the board of directors.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our shares of common stock were approved for listing on the NASDAQ Capital Market on October 28, 2015 under the symbol “PXS” and the first reported trade on the NASDAQ Capital Market for our shares was in November 2015. Our shares continue to be listed on the NASDAQ Capital Market. Our Series A Preferred Shares are also currently trading on the NASDAQ Capital Market under the symbol “PXSAP”, and our warrants are trading on the NASDAQ Capital Market under the symbol PXSAW.

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

On July 2, 2020, Nasdaq had notified us of our noncompliance with the minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq’s listing rules. On December 29, 2020, we received written notification granting us a 180-day extension, or until June 28, 2021 to regain compliance with the minimum bid price requirement. Subsequently, from January 28, 2021 to February 16, 2021, our closing bid price for our common shares has been $1.00 per share or greater and on February 16, 2021, we received a letter from Nasdaq confirming that we had regained compliance with Nasdaq’s continued listing requirements regarding the minimum closing bid price.

As of April 8, 2021, our common stock price was $1.10. Please also see “Item 3. Key Information – D. Risk Factors – If our common stock does not meet the NASDAQ’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.”

B. Plan of Distribution

Not applicable.

C. Markets

Please see “Item 9. The Offer and Listing - A. Offer and Listing Details”.

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

Our authorized capital stock consists of 450,000,000 shares of common stock, par value $0.001 per share, of which 21,370,280 shares are issued and outstanding as of December 31, 2019 and 50,000,000 shares of preferred stock, par value $0.001 per share, none of which are outstanding. As of December 31, 2020, 21,962,881 common shares and 181,475 Series A Preferred Shares (out of an authorized 1,000,000) were outstanding. All of our shares of stock are in registered form. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of The Marshall Islands or by our Articles of Incorporation or Bylaws.

The rights, preferences and restrictions attaching to each class of shares of our capital stock are described in the “Description of Securities” filed herewith as Exhibit 2.2 to this Annual Report.

On October 28, 2015, our board of directors approved the EIP, providing for the granting of share-based awards to our directors, officers and employees and affiliates and to our consultants and service providers. On November 15, 2017, 200,000 restricted shares of our common stock were granted and issued to one of our senior officers, which were vested immediately upon issuance. During the year ended December 31, 2018 and 2019, no additional shares were granted under the EIP

On December 6, 2017, we entered into a securities purchase agreement with certain accredited investors (the “Investors”), pursuant to which we, in a private placement, agreed to issue and sell to the Investors an aggregate of 2,400,000 shares of our common stock at a price per share of $2.00.

On March 30, 2018, we launched our At-The-Market Program (“ATM Program”) under which we may, from time to time, issue and sell shares of our common stock up to an aggregate offering of $2.3 million through a sales agent as either agent or principal. On November 19, 2018, the ATM Program was amended to increase the offering to $3.675 million. As of December 31, 2018, and 2019, we offered and sold of 182,297 and 214,828 shares of common stock, respectively, under the ATM Program. No shares have been sold under the ATM Program in 2020.

In October 2020, we issued 200,000 Units at a price of $25.00 per Unit (the “Series A Preferred Share and Warrants Transaction”). Each Unit was immediately separable into (i) one 7.75% Series A Cumulative Convertible Preferred Share, par value $0.001 per share (the “Series A Preferred Shares”), and (ii) eight warrants (the “Warrants”). Each Warrant will entitle the holder to purchase one common share at an initial exercise price of $1.40 per share at any time prior to October 13, 2025 or, in case of absence of an effective registration statement, to exchange those cashless based on a formula. Any Warrants that remain unexercised on October 13, 2025 shall be automatically exercised by way of a cashless exercise on that date. We also agreed to issue and sell to designees of the underwriter as compensation, two separate types of Underwriter’s Warrants for an aggregate purchase price of $100 (absolute amount). The warrants were issued pursuant to an Underwriting Agreement dated October 8, 2020. The first type of the Underwriter’s Warrants is a warrant for the purchase of an aggregate of 2,000 Series A Preferred Shares at an exercise price of $24.92 and the second type is a warrant for the purchase of an aggregate of 16,000 Warrants at an exercise price of $0.01, at any time on or after April 6, 2021 and prior to October 8, 2025. Each Series A Preferred Share is convertible into common shares at a conversion price of $1.40 per common share, or 17.86 common shares, at any time at the option of the holder, subject to certain customary adjustments. Dividends on the Series A Preferred Shares are cumulative from and including the date of original issuance in the amount of $1.9375 per share each year, which is equivalent to 7.75% of the $25.00 liquidation preference per share. Dividends on the Series A Preferred Shares are paid monthly in arrears starting November 20, 2020, to the extent declared by our Board of Directors. Please refer to “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” for more information on the foregoing. As of April 6, 2021, 58,814 Series A Preferred Shares had been converted and 144,500 Warrants exercised, resulting in the issuance of 11,197,029 common shares.

As of December 31, 2019, we also issued 95,262 of common shares to settle the interest charged on the Amended and Restated Promissory Note. During the year ended December 31, 2020, we issued additional 260,495 of common shares to settle the interest charged on the Amended & Restated Promissory Note. On January 4, 2021, following the second amendment to the Amended & Restated Promissory Note dated May 14, 2019, we issued 64,446 of common shares at the volume weighted average closing share price for the 10-day period immediately prior to the quarter end.

On February 17, 2021, we entered into a Securities Purchase Agreement with certain accredited investors for the private placement of 14,285,715 shares of our common stock at a purchase price of $1.75 per share (the “2021 Private Placement Transaction”), which resulted in gross proceeds of approximately $25.0 million. In connection with the 2021 Private Placement Transaction, we entered into a registration rights agreement pursuant to which we agreed to register for resale all of the shares issued in the 2021 Private Placement Transaction. In addition, we issued warrants to the placement agent, which are exercisable for the purchase of an aggregate of 3% of our shares sold in the 2021 Private Placement Transaction (428,571 warrants to purchase common shares).

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

E. Taxation

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences of an investment in our common stock and our Series A Preferred Shares. The discussion set forth below is based upon the Code, Treasury regulations and judicial and administrative rulings and decisions all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurance that any of these regulations or other guidance will be enacted, promulgated or provided, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the IRS or the courts and prospective investors should note that no rulings have been or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions.

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

The Republic of Malta has in place with the United States of America both an order for the relief from double taxation in relation to the taxation of income derived from the international operation of ships as well as a Convention for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income has an income tax treaty with the United States, but the Republic of the Marshall Islands does not have an income tax treaty with the United States. Accordingly, income earned by our subsidiaries organized under the laws of the Republic of Malta, but not by us or our subsidiaries organized under the laws of the Republic of the Marshall Islands, may qualify for a treaty-based exemption.

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

For our 2020 taxable year, we and three of our subsidiaries that earn shipping income were organized under the laws of the Republic of the Marshall Islands. Effective March 1, 2018, three of our subsidiaries that earn shipping income domiciled to the Republic of Malta. The U.S. Treasury recognizes each of the Republic of the Marshall Islands and the Republic of Malta as a country that grants an equivalent exemption and thus is a qualified foreign country. Therefore, if we and our subsidiaries satisfy the 50% Ownership Test or Publicly-Traded Test for a taxable year, and otherwise comply with applicable substantiation and reporting requirements, we will be exempt from U.S. federal income tax for that taxable year with respect to our U.S.-source shipping income.

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

For purposes of the 50% Ownership Test, “qualified shareholders” include: (i) individuals who are “residents” (as defined in the Treasury regulations promulgated under Section 883 of the Code (the “Section 883 Regulations”) of qualified foreign countries, (ii) corporations organized in qualified foreign countries that meet the Publicly-Traded Test (discussed below), (iii) governments (or subdivisions thereof) of qualified foreign countries, (iv) non-profit organizations organized in qualified foreign countries, and (v) certain beneficiaries of pension funds organized in qualified foreign countries, in each case, that do not beneficially own the shares in the foreign corporation claiming the Section 883 Exemption, directly or indirectly (at any point in the chain of ownership), in the form of bearer shares (as described in the Section 883 Regulations). For this purpose, certain constructive ownership rules under the Section 883 Regulations require looking through the ownership of entities to the owners of the interests in those entities. The foreign corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations) and must meet certain substantiation and reporting requirements.

The Publicly-Traded Test

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

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares (or “5% shareholders”) the Section 883 Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common shares. The Section 883 Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes. Consistent with the Schedule 13D/A filed with the SEC on November 4, 2019, Mr. Valentis beneficially owned more than 5% of our common stock for all of the 2020 taxable year. Thus, we believe that the 5% Override Rule is triggered for the 2020 taxable year.

However, even if the 5% Override Rule is triggered, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% shareholders, qualified shareholders (as defined generally under the Section 883 Regulations and discussed above) own sufficient number of shares to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In this case, Mr. Valentis was the sole 5% shareholder for the 2020 taxable year and is a qualified shareholder for purposes of the Section 883 Regulations. Thus, we believe that the 5% Override Rule would be inapplicable.

Based on the foregoing, we intend to take the position that we and our subsidiaries satisfy both the 50% Ownership Test and the Publicly-Traded Test for the 2020 taxable year and intend to comply with the substantiation and reporting requirements that are applicable under Section 883 of the Code to claim the Section 883 Exemption. If in the 2021 or any future taxable year, the ownership of our shares of common stock changes, because, among other things, we can give no assurance that such shareholders are qualified shareholders or that a sufficient number of qualified shareholders will cooperate with us in respect of the applicable substantiation and reporting requirements, there can be no assurance that we will satisfy either the 50% Ownership Test or the Publicly-Traded Test, in which case we and our subsidiaries would not qualify for the Section 883 Exemption for that taxable year and would be subject to U.S. federal tax as set forth in the above discussion (subject to only in the case of income earned by our subsidiaries organized under the laws of the Republic of Malta, the applicable exemption, under the aforementioned order for double taxation relief in relation to the taxation of income derived from the international operation of ships and/or the income tax treaty between the United States and the Republic of Malta).

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

Tax Considerations Relating to the Series A Preferred Shares

The U.S. federal income tax treatment of distributions on the Series A Preferred Shares and of gain or loss upon a sale, exchange or other disposition of the Series A Preferred Shares will be similar to the U.S. federal income tax treatment of distributions on, and gain or loss upon a sale, exchange or disposition, of common shares, as described above. For additional information, U.S. Holders should review the section titled “Taxation” of the prospectus filed with the Securities and Exchange Commission dated October 8, 2020 and consult their own tax advisors regarding the tax consequences of an investment in the Series A Preferred Shares.

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

Based on our current and projected operations, we do not believe that we (or any of our subsidiaries) were a PFIC in the 2020 taxable year, nor do we expect (or any of our subsidiaries) to become a PFIC with respect to the 2021 or any later taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income that we derive or that are deemed to derive from the spot and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from spot and time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “electing holder”) the electing holder must report for U.S. federal income tax purposes its pro-rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the electing holder, regardless of whether distributions were received from us by the electing holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The electing holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the electing holder’s tax basis in the common shares. An electing holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incur with respect to any taxable year. An electing holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our shares of common stock or Series A Preferred Shares. A U.S. Holder would make a timely QEF election for our shares of common stock or Series A Preferred Shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2021 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our shares of common stock or Series A Preferred Shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the shares at the end of the taxable year over such Holder’s adjusted tax basis in the shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his shares of our common stock or Series A Preferred Shares would be adjusted to reflect any such income or loss amount recognized. Any gain realized on the sale, exchange or other disposition of our shares of common stock or Series A Preferred Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

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

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO OUR STATUS AS A PFIC, AND, IF WE (AND/OR ONE OR MORE OF OUR SUBSIDIARIES) ARE TREATED AS A PFIC, AS TO THE EFFECT ON THEM OF, AND THE REPORTING REQUIREMENTS WITH RESPECT TO, THE PFIC RULES AND THE DESIRABILITY OF MAKING, AND THE AVAILABILITY OF, EITHER A QEF ELECTION OR A MARK-TO-MARKET ELECTION WITH RESPECT TO OUR SHARES OF COMMON STOCK or Series A Preferred Shares. WE PROVIDE NO ADVICE ON TAXATION MATTERS.

U.S. Federal Income Taxation of Non-U.S. Holders

Dividends on Common Stock or Series A Preferred Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our shares of common stock or Series A Preferred Shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock or Series A Preferred Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our shares of common stock or Series A Preferred Shares, unless:

(i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States; or

(ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and who also meets other conditions.

Income or Gains Effectively Connected with a U.S. Trade or Business

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, dividends on the common shares and gain from the sale, exchange or other disposition of our shares of common stock or Series A Preferred Shares, that is effectively connected with the conduct of that trade or business, will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

Information reporting to the IRS may be required with respect to payments on our shares of common stock or Series A Preferred Shares and with respect to proceeds from the sale of the shares of common stock or Series A Preferred Shares. With respect to Non-U.S. Holders, copies of such information returns reporting may be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of any applicable income tax treaty or exchange of information agreement. A “backup” withholding tax (currently at a 24% rate) may also apply to those payments if a non-corporate holder of the shares of common stock or Series A Preferred Shares fails to provide certain identifying information (such as the holder’s taxpayer identification number or an attestation to the status of the holder as a Non-U.S. Holder), such holder is notified by the IRS that he or she has failed to report all interest or dividends required to be shown on his or her federal income tax returns or, in certain circumstances, such holder has failed to comply with applicable certification requirements.

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

U.S. Holders of our shares of common stock or Series A Preferred Shares may be required to file forms with the IRS under the applicable reporting provisions of the Code. For example, such U.S. Holders may be required, under Sections 6038, 6038B and/or 6046 of the Code, to supply the IRS with certain information regarding the U.S. Holder, other U.S. Holders and us if (i) such person owns at least 10% of the total value or 10% of the total combined voting power of all classes of shares entitled to vote or (ii) the acquisition, when aggregated with certain other acquisitions that may be treated as related under applicable regulations, exceeds $100,000. In the event a U.S. Holder fails to file a form when required to do so, the U.S. Holder could be subject to substantial tax penalties.

If a shareholder is a Non-U.S. Holder and sells his or her shares of common stock or Series A Preferred Shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the shareholder certifies that he or she is not a U.S. person, under penalty of perjury, or he or she otherwise establishes an exemption. If our shareholder is a Non-U.S. Holder and sells his or her common stock or Series A Preferred Shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such shareholder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a shareholder outside the United States, if the shareholder sells his or her shares of common stock or Series A Preferred Shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the shareholder is not a U.S. person and certain other conditions are met, or the shareholder otherwise establishes an exemption.

Backup withholding is not an additional tax and may be refunded (or credited against the holder’s U.S. federal income tax liability, if any), provided that appropriate returns are filed with and certain required information is furnished to the IRS in a timely manner.

In addition, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our shares of common stock or Series A Preferred Shares, unless the shares are held in an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, a Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations in respect of our shares of common stock or Series A Preferred Shares.

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

Under Maltese law, the subsidiary companies Secondone Corporation Ltd., Thirdone Corporation Ltd. and Fourthone Corporation Ltd., being Maltese registered companies, are deemed by the Income Tax Act to be resident in Malta for tax purposes. However such companies, being the respective registered owners and operators of the Maltese registered vessels Northsea Alpha , Northsea Beta and Pyxis Malou , are not subject to Malta income tax on any profits derived by them, including tax on any gains of a capital nature as may be derived from the sale or other transfer of the vessels concerned, to the extent that (1) such profits are derived from ‘shipping activities’ (being in particular the international carriage of goods or passengers by sea in terms of the EU Maritime State Aid Guidelines and such other activities that have been approved or considered as eligible for tonnage tax purposes by the European Commission) and (2) such vessels have been declared by the Minister responsible for Shipping to be and continue to qualify as ‘tonnage tax ships’ under the Merchant Shipping (Taxation And Other Matters Relating to Shipping Organizations) Regulations 2018; provided that for the year in respect of which exemption from tax is applied (i) all applicable tonnage taxes have been paid and (ii) separate accounts were kept clearly distinguishing the payments and receipts by the companies concerned in respect of shipping activities, including the ownership, operation, administration or management of the vessels as tonnage tax ships, and payments and receipts in respect of any other business.

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

Under Greek Law, the ship management companies which have established an office in Greece under the so called “Law 89” regime, currently legislated by Law 27/1975 as in force, are not subject to any income tax. The same applies to the shipowning companies of the vessels which are managed by such ship management companies and to their foreign holding companies, provided the latter are exclusively holding companies of such shipowning companies, without other activities. There is, however, an annual tonnage tax levy over the vessels managed by such companies, lesser than previously (in view of the below mentioned recent agreement) for which the respective shipowning company and ship management company are jointly and severally liable to pay to the Greek State; also, the tax residents of Greece who receive dividends from such shipowning or their holding companies, (pursuant to a recent agreement between the Union of Greek Shipowners and the Greek State) are taxed at 10% on the dividends which they receive and which they import into Greece, not being liable to any other taxation for these, or any tax for those dividends which either remain with the holding company or are paid to the individual Greek tax resident abroad.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We file reports and other information with the SEC. These materials, including this Annual Report and the accompanying exhibits, are available at the SEC’s website at http://www.sec.gov.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

COVID-19 outbreak: The effects of the infectious disease, COVID-19, are rapidly evolving globally and are uncertain. The Company’s business could be adversely affected by this outbreak. Any prolonged restrictive measures in order to control the spread of COVID-19 or other adverse public health development in Asia, U.S. or the Company’s targeted markets may have a material and adverse effect on the demand for the Company’s vessels, operations and financial condition.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the years ended December 31, 2019 and 2020 by approximately $0.6 million and $0.5 million, respectively, based upon our average debt level during 2018 and 2019.

Foreign Currency Exchange Risk

We generate most of our revenue in U.S. dollars, but a portion of our expenses, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses and in general and administrative expenses. As of December 31, 2019 and 2020, approximately 8% and 15%, respectively, of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars. We do not consider foreign currency exchange risk to be a significant risk to our business in the current environment and foreseeable future.

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

We may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk. As of December 31, 2020 and April 6, 2021, two and three of our vessels, respectively, were employed with the same charterer.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The management of Pyxis Tanker Inc., with the participation of the Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2020, has concluded that, as of such date, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management performed an assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2020 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control, Integrated Framework (2013). Based on its assessment, management has determined that our internal control over financial reporting was effective as of December 31, 2020.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has approved and adopted a Code of Business Conduct and Ethics for all officers and employees, a copy of which is available on our website at http://www.pyxistankers.com. We will provide any person, free of charge, with a copy of our Code of Business Conduct and Ethics upon written request to our registered office at 59 K. Karamanli Street, Maroussi 15125 Greece. Any waivers that are granted from any provision of our Code of Business Conduct and Ethics may be disclosed on our website within five business days following the date of such waiver.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), has served as our independent registered public accounting firm for the years ended December 31, 2019 and 2020. Our audit committee was established October 28, 2015. Our accountants billed the following fees to us for professional services:

(a) Audit Fees

The audit fees for the audit of each of the years ended December 31, 2019 and 2020 $166,000 and $142,000, respectively.

(b) Audit Services Fees

Audit services fees charged for the years ended December 31, 2019 and 2020 were $ $23,000 and $83,000 respectively. Such fees reflect audit performed on the Company’s subsidiaries, related consents and comfort letters and any other audit related services required for SEC or other regulatory filings.

(c) Tax Fees

Tax fees charged for the years ended December 31, 2019 and 2020 were $1,000 and $1,380, respectively. Fees related to U.S. Federal Tax Compliance assurance services.

(d) All Other Fees

No other fees were charged for the years ended December 31, 2019 and 2020.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Refer to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Please see Financial Statements beginning on page F-1 of this Annual Report.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

1.1#	Articles of Incorporation of the Company	F-4	333-203598	3.1	April 23, 2015
1.2#	Bylaws of the Company	F-4	333-203598	3.2	April 23, 2015
2.1#	Specimen Stock Certificate of Pyxis Tankers Inc.	F-4	333-203598	4.2	September 28, 2015
2.2*	Description of Securities
2.3#	Form of Certificate of Designation of Series A Preferred Shares	F-1/A	333-245405	4.2	September 28, 2020
2.4#	Form of Warrant Agency Agreement (including Form of Warrant)	F-1/A	333-245405	4.3	September 28, 2020
2.5#	Form of Underwriter’s Warrant (Common Share Warrant)	F-1/A	333-245405	4.4	September 28, 2020
2.6#	Form of Underwriter’s Warrant (Series A Preferred Shares)	F-1/A	333-245405	4.5	September 28, 2020
2.7#	Form of Underwriter’s Warrant (Common Shares Warrant)	F-1	333-253741	4.6	March 1, 2021
4.1#	Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	F-4	333-203598	10.3	September 4, 2015
4.1.1#	First Amendment dated August 9, 2016, to the Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	20-F	001-37611	4.1.1	March 28, 2017
4.1.2#	Second Amendment dated March 18, 2020, to the Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	20-F	001-37611	4.1.2	March 31, 2020
4.2#	Form of Ship Management Agreement with International Tanker Management Ltd.	F-4	333-203598	10.4	September 4, 2015

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

4.4#	Facility Agreement dated February 23, 2018, by and among Secondone Corp., Thirdone Corp. and Fourthone Corp., as borrowers, and Amsterdam Trade Bank N.V. as arranger, facility agent and security agent	20-F	001-37611	4.8	March 23, 2018
4.5#	Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of April 23, 2015	F-4	333-203598	10.11	August 6, 2015
4.6#	Form of 2015 Equity Incentive Plan	F-4	333-203598	10.12	September 4, 2015
4.7#	Form of Indemnification Agreement	F-4	333-203598	10.13	September 4, 2015
4.8#	Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015	20-F	001-37611	4.12	March 23, 2016
4.8.1#	First Amendment dated August 9, 2016, to the Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015	20-F	001-37611	4.12.1	March 28, 2017
4.8.2#	Second Amendment dated March 7, 2017, to the Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015	20-F	001-37611	4.12.2	March 28, 2017

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

4.8.3#	Amended and Restated Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. dated December 29, 2017	SC 13D/A	005-89171	1	January 2, 2018
4.8.4#	Amendment No. 1 dated June 29, 2018 to the Amended & Restated Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of December 29, 2017	20-F	001-37611	4.13.4	March 29, 2019
4.8.5#	Amendment No. 2 dated May 14, 2019 to the Amended & Restated Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of December 29, 2017	20-F	001-37611	4.11.5	March 31, 2020
4.9#	Facility Agreement dated September 27, 2018, by and among Eighthone Corp. as borrower, Pyxis Tankers Inc. as guarantor and Wilmington Trust, National Association as facility agent and security agent.	20-F	001-37611	4.17	March 29, 2019
4.9.1#	Deferred Fee Agreement dated September 28, 2018, by and among Eighthone Corp. as borrower and Wilmington Trust, National Association as facility agent	20-F	001-37611	4.17.1	March 29, 2019
4.10#	Equity Distribution Agreement, dated March 30, 2018 between Pyxis Tankers Inc. and Noble Capital Markets	6K	001-37611	1.1	March 30, 2018
4.10.1#	Amendment No. 1 to the Equity Distribution Agreement dated November 19, 2018 between Pyxis Tankers Inc. and Noble Capital Markets	6K	001-37611	1.1	November 20, 2018
4.11#	Loan Agreement dated July 8, 2020 by and between Alpha Bank S.A., as lender, and Seventhone Corp., as borrower	F-1	333-245405	10.13	August 13, 2020
4.12#	Corporate Guarantee dated July 8, 2020 by and between Pyxis Tankers Inc., as guarantor, and Alpha Bank S.A., as lender, in respect of the Loan Agreement dated July 8, 2020, by and between Alpha Bank S.A. and Seventhone Corp.	F-1	333-245405	10.13.1	August 13, 2020
4.13#	Placement Agency Agreement, dated February 17, 2021, by and between ThinkEquity, a division of Fordham Financial Management, Inc.	F-1	333-253741	1.1	March 1, 2021
4.14#	Securities Purchase Agreement, dated February 17, 2021, among Pyxis Tankers Inc. and the purchasers identified on the signature pages thereto	6-K	001-37611	10.1	February 24, 2021
4.15#	Form of Lock-Up Agreement	6-K	001-37611	10.2	February 24, 2021
4.16#	Registration Rights Agreement, dated February 17, 2021, among Pyxis Tankers Inc. and the purchasers identified on the signature pages thereto	6-K	001-37611	10.3	February 24, 2021
4.17*	Loan Agreement, dated March 29, 2021, by and among Alpha Bank S.A. and Eighthone Corp.
8.1*	List of Subsidiaries
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)
15.2*	Consent of Drewry Shipping Consultants Ltd.

101*

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as at December 31, 2019 and 2020;

(ii) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2018, 2019 and 2020;

(iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2018, 2019 and 2020;

(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2019 and 2020; and

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

Date: April 12, 2021

PYXIS TANKERS INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Pyxis Tankers Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pyxis Tankers Inc. (“the Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Long-Lived Assets
Description of the matter

At December 31, 2020, the carrying value of the Company’s vessels plus unamortized dry-docking costs was $85.4 million. As discussed in Notes 2(m) and 5 to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel plus unamortized dry-docking costs, may not be recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). If indicators of impairment exist, management analyses the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value of the vessel plus unamortized dry-docking costs. Where the vessel’s carrying value plus unamortized dry-docking costs, exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value of the vessel plus unamortized dry-docking costs over its fair value.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining certain assumptions to forecast undiscounted net operating cash flows, specifically the future charter rates for non-contracted revenue days. These charter rates are particularly subjective as they involve the development and use of assumptions about the tanker shipping market through the end of the useful lives of the vessels. These assumptions are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit

We analysed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates for non-contracted revenue days with external market data such as available market data from various analysts and recent economic and industry changes, and internal data such as historical charter rates for the vessels. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the net operating cash flows. We also evaluated whether these assumptions were consistent with evidence obtained in other areas of the audit. Our procedures also included testing the completeness and accuracy of the data used within the forecasts.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2015.

Athens, Greece

April 12, 2021

PYXIS TANKERS INC.

Consolidated Balance Sheets

As at December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Notes	2019	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2	$1,441	$1,620
Restricted cash, current portion	2	535	—
Inventories	4	501	681
Trade accounts receivable	2	1,243	672
Less: Allowance for credit losses	2	—	(9)
Trade accounts receivable, net		1,243	663
Due from related parties	3	—	2,308
Vessel held-for-sale	5	13,190	—
Prepayments and other assets		325	133
Total current assets		17,235	5,405

FIXED ASSETS, NET:
Vessels, net	5	87,507	83,774
Total fixed assets, net		87,507	83,774

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	2, 7	3,200	2,417
Financial derivative instrument	10	1	—
Deferred charges, net	6	779	1,594
Prepayments and other assets		47	—
Total other non-current assets		4,027	4,011
Total assets		$108,769	$93,190

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	7	$8,984	$3,255
Trade accounts payable		4,538	3,642
Due to related parties	3	6,849	—
Hire collected in advance	2	1,415	726
Accrued and other liabilities		750	677
Total current liabilities		22,536	8,300

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	7	49,233	50,331
Promissory note	3	5,000	5,000
Total non-current liabilities		54,233	55,331

COMMITMENTS AND CONTINGENCIES	11	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized of which 1,000,000 authorized Series A Convertible Preferred Shares; 0 and 181,475 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2019 and 2020, respectively)	8	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,370,280 and 21,962,881 shares issued and outstanding as at December 31, 2019 and 2020, respectively)	8	21	22
Additional paid-in capital	8	75,154	79,692
Accumulated deficit		(43,175)	(50,155)
Total stockholders’ equity		32,000	29,559
Total liabilities and stockholders’ equity		$108,769	$93,190

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2018, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Notes	2018	2019	2020
Revenues, net	2	$28,457	$27,753	$21,711

Expenses:
Voyage related costs and commissions	2, 3	(11,817)	(5,122)	(4,268)
Vessel operating expenses		(12,669)	(12,756)	(10,880)
General and administrative expenses	3	(2,404)	(2,407)	(2,378)
Management fees, related parties	3	(720)	(724)	(637)
Management fees, other		(930)	(930)	(819)
Amortization of special survey costs	6	(133)	(240)	(253)
Depreciation	5	(5,500)	(5,320)	(4,418)
Vessel impairment charge	5, 10	(2,282)	—	—
Loss on vessel held-for-sale	2, 5	—	(2,756)	—
Gain from the sale of vessel, net		—	—	7
Bad debt provisions		(13)	(26)	—
Operating loss		(8,011)	(2,528)	(1,935)

Other income / (expenses):
Gain from debt extinguishment	7	4,306	—	—
Loss from financial derivative instrument	10	(19)	(27)	(1)
Interest and finance costs, net	3, 12	(4,490)	(5,775)	(4,964)
Total other expenses, net		(203)	(5,802)	(4,965)

Net loss		$(8,214)	$(8,330)	$(6,900)

Dividend Series A Convertible Preferred Shares	8, 9	—	—	(82)

Net loss attributable to common shareholders		$(8,214)	$(8,330)	$(6,982)

Loss per common share, basic and diluted	9	$(0.39)	$(0.39)	$(0.32)

Weighted average number of shares, basic and diluted	9	20,894,202	21,161,164	21,548,126

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2018, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Series A Convertible Preferred Shares		Common Stock		Additional		Total
	# of Shares	Par Value	# of Shares	Par Value	Paid-in Capital	Accumulated Deficit	Stockholders’ Equity
BALANCE, January 1, 2018	—	$—	20,877,893	$21	$74,766	$(26,631)	$48,156
Net proceeds from the issuance of common stock	—	—	182,297	—	1	—	1
Net loss	—	—	—	—	—	(8,214)	(8,214)
BALANCE, December 31, 2018	—	$—	21,060,190	$21	$74,767	$(34,845)	$39,943
Net proceeds from the issuance of common stock	—	—	214,828	—	274	—	274
Issuance of common stock under the promissory note	—	—	95,262	—	113	—	113
Net loss	—	—	—	—	—	(8,330)	(8,330)
BALANCE, December 31, 2019	—	$—	21,370,280	$21	$75,154	$(43,175)	$32,000
Impact of adoption of ASU 2016-13 new accounting standard for credit losses	—	—	—	—	—	(9)	(9)
Issuance of common stock under the promissory note	—	—	260,495	—	226	—	226
Issuance of Series A Convertible Preferred Shares & Warrants	200,000	—	—	—	4,313	—	4,313
Conversion of Series A Convertible Preferred Shares to common stock	(18,525)	—	332,106	1	(1)	—	—
Series A Convertible Preferred Shares dividends	—	—	—	—	—	(71)	(71)
Net loss	—	—	—	—	—	(6,900)	(6,900)
BALANCE, December 31, 2020	181,475	$—	21,962,881	$22	$79,692	$(50,155)	$29,559

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2019 and 2020

(Expressed in thousands of U.S. dollars)

	2018	2019	2020
Cash flows from operating activities:
Net loss	$(8,214)	$(8,330)	$(6,900)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	5,500	5,320	4,418
Amortization of special survey costs	133	240	253
Amortization and write-off of financing costs	386	258	328
Vessel impairment charge	2,282	—	—
Gain from debt extinguishment	(4,306)	—	—
Loss from financial derivative instrument	19	27	1
Loss on vessel held-for-sale	—	2,756	—
Gain on sale of vessel, net	—	—	(7)
Bad debt provisions	13	26	—
Issuance of common stock under the promissory note	—	113	169
Changes in assets and liabilities:
Inventories	209	306	(180)
Trade accounts receivable, net	(1,895)	1,316	571
Due from related parties	—	—	(2,308)
Prepayments and other assets	227	(210)	239
Special surveys cost	(588)	(435)	(1,068)
Trade accounts payable	2,499	(274)	(939)
Due to related parties	1,277	3,447	(6,849)
Hire collected in advance	422	993	(689)
Accrued and other liabilities	(167)	108	(69)
Net cash (used in) / provided by operating activities	$(2,203)	$5,661	$(13,030)

Cash flows from investing activities:
Advances for ballast water treatment system	—	(47)	—
Proceeds from the sale of vessel, net	—	—	13,197
Vessel additions	—	—	(25)
Ballast water treatment system installation	(99)	(470)	(542)
Net cash (used in) / provided by investing activities	$(99)	$(517)	$12,630

Cash flows from financing activities:
Proceeds from long-term debt	44,500	—	15,250
Repayment of long-term debt	(43,640)	(4,503)	(19,909)
Gross proceeds from issuance of common stock	315	354	—
Common stock offerings costs	(407)	(23)	(57)
Gross proceeds from the issuance of Series A Convertible Preferred Shares	—	—	4,571
Series A Convertible Preferred Shares offering costs	—	—	(260)
Dividend distributions declared and paid	—	—	(69)
Payment for financial derivative instrument	(47)	—	—
Payment of financing costs	(908)	—	(265)
Net cash used in financing activities	$(187)	$(4,172)	$(739)

Net (decrease) / increase in cash and cash equivalents and restricted cash	(2,489)	972	(1,139)

Cash and cash equivalents and restricted cash at the beginning of the year	6,693	4,204	5,176

Cash and cash equivalents and restricted cash at end of the year	$4,204	$5,176	$4,037

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$4,283	$5,163	$4,432
Non-cash financing activities – issuance of common stock under the promissory note	—	113	226
Unpaid portion of ballast water treatment system installation	—	56	174
Unpaid portion for common stock offering costs	—	57	35

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

1. Basis of Presentation and General Information

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. As of December 31, 2020, Pyxis owns 100% ownership interest in the following five vessel-owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Secondone”);
●	THIRDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Thirdone”);
●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of Malta (“Fourthone”);
●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”); and
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone,” and collectively with Secondone, Thirdone, Fourthone, and Seventhone, the “Vessel-owning companies”).

We also currently own 100% ownership interest in the following non-vessel owning companies:

●	SIXTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Sixthone”);
●	MARITIME TECHNOLOGIES CORP., established under the laws of Delaware;

All the subsidiaries of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Sixthone	01/15/2010	Pyxis Delta*	46,616	2006	03/04/2010
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015

* Pyxis Delta, which was owned by Sixthone Corp. (“Sixthone”), was sold to an unaffiliated third party on January 13, 2020

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

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Pyxis and its wholly-owned subsidiaries (collectively the “Company”), as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020.

All of the Company’s vessels are double-hulled and are engaged in the transportation of refined petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. The vessels Northsea Alpha and Northsea Beta are smaller tanker sister ships and Pyxis Malou, Pyxis Theta and Pyxis Epsilon, are medium-range tankers.

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

December 31, 2019 and 2020

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

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne refined petroleum products trade and related charter rates, the extent of which will depend largely on future developments. In light of COVID-19, the Company, as of December 31, 2020, evaluated whether there are conditions or events that cause substantial doubt about its ability to continue as a going concern. The Company reviewed its revenue concentration risk, the recoverability of its accounts receivable (i.e. credit risk) and tested its assets for potential impairment. As a result of this evaluation it has been determined that the only material impact of COVID-19 to the Company has been lower charter activity which has affected the entire industry and resulted in lower profitability and greater losses as well as in higher dry-docking costs. However, many of the Company’s estimates and assumptions, especially charter rates, require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

As of December 31, 2020, Mr. Valentis beneficially owned approximately 79.6% of the Company’s common stock.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

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

Pyxis, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation” a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Pyxis consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. Pyxis evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2020, no such interest existed.

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

(c) Comprehensive Income / (Loss): The Company follows the provisions of ASC 220 “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Company had no transactions which affect comprehensive loss during the years ended December 31, 2018, 2019 and 2020 and, accordingly, comprehensive loss was equal to net loss.

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

(e) Commitments and Contingencies: Provisions are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date. Disclosure of a contingency is made if there is at least a reasonable possibility that a change in the Company’s estimate of its probable liability could occur in the near future.

(f) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the claim is not subject to litigation. The Company assessed the adoption of ASC 326 regarding the collectability of insurance claims recoveries and concluded that there is no material impact in the Company’s financial statements as of the date of the adoption of ASC 326 on January 1, 2020 and as of December 31, 2020 and thus no provision for credit losses was recorded as of those dates.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

(h) Cash and Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Restricted cash is associated with pledged retention accounts in connection with the loan repayments and minimum liquidity requirements under the loan agreements discussed in Note 7 and is presented separately in the accompanying consolidated balance sheets. The Company assessed the adoption of ASC 326 for cash equivalents and restricted cash and concluded that there is no impact in the Company’s financial statements as of the date of the adoption of ASC 326 on January 1, 2020 and as of December 31, 2020 and thus no provision for credit losses was recorded as of those dates.

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

(k) Trade Accounts Receivable, Net: Under spot charters, the Company normally issues its invoices to charterers at the completion of the voyage. Invoices are due upon issuance of the invoice. Since the Company satisfies its performance obligation over the time of the spot charter, the Company recognizes its unconditional right to consideration in trade accounts receivable, net of a provision for doubtful accounts, if any. Trade accounts receivable from spot charters as of December 31, 2019 and 2020, amounted to $743 and $672, respectively. The allowance for doubtful accounts at December 31, 2019 was zero. The allowance for expected credit losses at December 31, 2020 was $9 (Note 2(aa)). Under time charter contracts, the Company normally issues invoices on a monthly basis 30 days in advance of providing its services. Trade accounts receivable from time charters as of December 31, 2019 and 2020, amounted to $500 and $1, respectively. Hire collected in advance includes cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. The hire collected in advance as of December 31, 2019 and 2020 was $1,415 and $ 706 respectively and concerns hire received in advance from time charters.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

(m) Impairment of Long Lived Assets: The Company reviews its long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount plus the unamortized dry-dock and survey balances of these assets may not be recoverable.

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, relating to time charter equivalent rates by vessel type, vessels’ operating expenses, management fees, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.

To the extent impairment indicators are present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed days and an estimated daily time charter rate for the unfixed days (based on the most recent seven year historical average rates over the remaining estimated useful life of the vessels), expected outflows for vessels’ operating expenses, planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, pursuant to the Company’s existing group management agreement, and fleet utilization of 75.0% to 98.6% (depending on the type of the vessel) for the first year and 78% to 93.0%, including scheduled off-hire days for planned dry-dockings and vessel surveys, based on historical experience. The residual value used in the impairment test is estimated to be approximately $0.3 per lightweight ton in accordance with the vessels’ depreciation policy.

Should the carrying value plus the unamortized dry-dock and survey balance of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

The review of the carrying amounts plus the unamortized dry-dock and survey balances in connection with the estimated recoverable amount for certain of the Company’s as of December 31, 2018 indicated an impairment charge of $2,282. No impairment charge for the Company’s vessels was recorded as of December 31, 2019 and 2020 respectively.

(n) Long-lived Assets Classified as Held for Sale: The Company classifies long-lived assets and disposal groups as being held-for-sale in accordance with ASC 360, “Property, Plant and Equipment”, when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held-for-sale are measured at the lower of their carrying amount or fair value less costs to sell. According to ASC 360-10-35, the fair value less costs to sell of the long-lived asset (disposal group) should be assessed at each reporting period it remains classified as held-for-sale. Subsequent changes in the long-lived asset’s fair value less costs to sell (increase or decrease) would be reported as an adjustment to its carrying amount, not exceeding the carrying amount of the long-lived asset at the time it was initially classified as held-for-sale. These long-lived assets are not depreciated once they meet the criteria to be classified as held-for-sale and are classified in current assets on the consolidated balance sheet (Notes 5 and 6).

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

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

Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as Assets held-for-sale and are not recoverable as of the date of such classification are immediately written-off and included in the resulting loss on vessel held-for-sale.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

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

(t) Income/(Loss) per Share: Basic income/(loss) per share is computed by dividing the net income/(loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period.

The computation of diluted income/(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants and, shares issued under the equity incentive plan and the promissory note. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the Series A Convertible Preferred Shares into common shares. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. As the Company reported losses for the years ended December 31, 2018, 2019 and 2020, the effect of any incremental shares would be antidilutive and thus excluded from the computation of loss per share.

(u) Going Concern: The Company performs cash flow projections on a regular basis to evaluate whether it will be in a position to cover its liquidity needs for the next 12-month period and in compliance with the financial and security collateral cover ratio covenants under its existing debt agreements. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with significant assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, the Company’s management fees and general and administrative expenses, and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

As of December 31, 2020, the Company had a working capital deficit of $2,895, defined as current assets minus current liabilities. The Company considered such deficit in conjunction with the future market prospects and potential future financings. As of the filing date of these consolidated financial statements, the Company believes that it will be in a position to cover its liquidity needs for the next 12-month period through the recent Private Placement of Equity, the contemplated debt refinancing of the Entrust Loan (Note 13) cash generated from the vessels’ operations and possible asset sales. The Company believes that will be in compliance with the financial and security collateral cover ratio covenants under its existing debt agreements for the next 12-month period.

(v) Revenues, net: The Company generates its revenues from charterers. The vessels are chartered using either spot charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate.

The following table presents the Company’s revenue disaggregated by revenue source, net of commissions, for the years ended December 31, 2018, 2019 and 2020:

	December 31, 2018	December 31, 2019	December 31, 2020
Revenues derived from spot charters, net	$16,990	$8,067	$7,022
Revenues derived from time charters, net	11,467	19,686	14,689
Revenues, net	$28,457	$27,753	$21,711

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

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

December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

Leases: The Company elected to early adopt the new lease standard “Leases” ASC 842 as of September 30, 2018 with adoption reflected as of January 1, 2018. The Company adopted the standard by using the modified retrospective method and selected the additional optional transition method. Also, the Company elected to apply a package of practical expedients under ASC 842, which allowed the Company, not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. In this respect no cumulative-effect adjustment was recognized to the 2018 opening balance of accumulated deficit. The Company assessed its new time charter contracts at the adoption date under the new guidance and concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. The Company concluded that the criteria for not separating the lease and non-lease components of its time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels, is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. After the lease commencement date, the Company evaluates lease modifications, if any, that could result in a change in the accounting for leases. For a lease modification, an evaluation is performed to determine if it should be treated as either a separate lease or a change in the accounting of an existing lease. Brokerage and address commissions on time charter revenues are deferred and amortized over the related voyage period, to the extent revenue has been deferred, since commissions are earned as revenues earned, and are presented in voyage expenses and as a reduction to voyage revenues (see above), respectively. Vessel operating expenses are expensed as incurred. By taking the practical expedients, existing time charters at January 1, 2018, continued to be accounted for under ASC 840 while new time charters commencing in 2018 and onwards are accounted for under ASC 842. The adoption of ASC 842 had no effect on the Company’s consolidated financial position and results of operations for the year ended December 31, 2018 and 2019. Upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40.

Revenues for the years ended December 31, 2018, 2019 and 2020, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

Charterer	2018	2019	2020
A	23%	71%	58%
B	15%	—	—
C	—	—	16%
	38%	71%	74%

(w) Restricted Cash: As of January 1, 2018, the Company adopted the ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that the statement of cash flows explain the change in the total of cash and cash equivalents and restricted cash. Restricted cash of $3,659, $3,735 and $2,417 as at December 31, 2018, 2019 and 2020, respectively, has been aggregated with cash and cash equivalents in both the beginning-of-year and end-of-year line items of the consolidated statements of cash flows for each of the periods presented. The implementation of this update has no impact on the Company’s consolidated balance sheet and consolidated statement of comprehensive loss.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the accompanying consolidated balance sheets that are presented in the accompanying consolidated statement of cash flows for the years ended December 31, 2018, 2019 and 2020.

	December 31, 2018	December 31, 2019	December 31, 2020
Cash and cash equivalents	$545	$1,441	$1,620
Restricted cash, current portion	255	535	—
Restricted cash, net of current portion	3,404	3,200	2,417
Total cash and cash equivalents and restricted cash	$4,204	$5,176	$4,037

(x) Business combinations: As of January 1, 2018, the Company adopted the ASU No. 2017-01, “Business Combinations” (Topic 805) which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance, the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The implementation of this update had no effect on the Company’s consolidated financial position and results of operations for the year ended December 31, 2018.

(y) Debt Modifications and Extinguishments: The Company follows the provisions of ASC 470-50, Modifications and Extinguishments, to account for all modifications or extinguishments of debt instruments, except debt that is extinguished through a troubled debt restructuring or a conversion of debt to equity securities of the debtor pursuant to conversion privileges provided in terms of the debt at issuance. This standard also provides guidance on whether an exchange of debt instruments with the same creditor constitutes an extinguishment and whether a modification of a debt instrument should be accounted for in the same manner as an extinguishment. In circumstances where an exchange of debt instruments or a modification of a debt instrument does not result in extinguishment accounting, this standard provides guidance on the appropriate accounting treatment.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

On July 8, 2020, Seventhone entered into a $15,250 secured loan agreement with the new lender, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility, which was fully settled on the same day. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” and concluded that the transaction should be accounted for as debt extinguishment (Note 7).

(z) Distinguishing Liabilities from Equity: The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. The Company in its assessment for the accounting of the Series A Convertible Preferred Shares and detachable warrants issued in connection with the October 13, 2020 public offering has taken into consideration ASC 480 “Distinguishing liabilities from equity” and determined that the Series A Convertible Preferred Shares and detachable warrants should be classified as equity instead of liability (Note 8). The Company further analyzed key features of the Series A Convertible Preferred Shares and detachable warrants to determine whether these are more akin to equity or to debt and concluded that the Series A Convertible Preferred Shares and detachable warrants are equity-like. In its assessment, the Company identified certain embedded features, examined whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed.

(aa) New Accounting Pronouncements – Adopted

Expected credit losses: In June 2016, the FASB issued ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326) —Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 amended guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. In May 2019, the FASB issued ASU 2019-05, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments—Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The amendments clarify that receivables arising from operating leases are outside of the scope of Subtopic 326-20. Accordingly, any impairment of receivables arising from operating leases i.e. time charters, should be accounted for in accordance with Topic 842, Leases, and not in accordance with Topic 326. Impairment of receivables arising from voyage charters, which are accounted for in accordance with Topic 606, Revenues from Contracts with Customers, are within the scope of Subtopic 326 and must therefore be assessed for expected credit losses.

As of January 1, 2020, the Company adopted ASU 2016-13—Financial Instruments—Credit Losses (Topic 326). The accounting standard amends the current financial instrument impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company adopted the accounting standard using the prospective transition approach as of January 1, 2020, which resulted in a cumulative adjustment of $(9), in the opening balance of accumulated deficit for the fiscal year of 2020. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as Bad debt provisions in the Consolidated Statements of Comprehensive Loss.

The adoption of ASC 326 primarily impacted trade receivables recorded on Consolidated Balance Sheet. The Company assessed collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considered historical collectability based on past due status. The Company also considered customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data.

As of January 1, 2020 and December 31, 2020, the Company concluded on an expected credit loss rate of 0.05% on the total outstanding receivables arising from voyage charters and 2.4% on outstanding receivables from demurrages. Management monitors its trade receivables on a daily and on a charter-by charterer basis in order to determine if adjustments are necessary in the expected credit loss rate. No additional allowance was warranted for the year ended December 31, 2020.

Fair Value measurement: On January 1, 2020, the Company adopted ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP to make disclosures about recurring and non-recurring fair value measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements and related disclosures.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

Variable Interest Entities: On January 1, 2020, the Company adopted ASU 2018-17, “Consolidation (Topic 810) – Targeted Improvements to Related Party Guidance for Variable Interest Entities”, which improves the accounting for the following areas: (i) applying the variable interest entity (VIE) guidance to private companies under common control and (ii) considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests, thereby improving general purpose financial reporting. The Company applied the amendments in this Update retrospectively, as required. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements and related disclosures.

(ab) New Accounting Pronouncements – Not Yet Adopted:

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-10 can be adopted as of March 12, 2020 through December 31, 2022. As of December 31, 2020, the Company has not yet elected any optional expedients provided in the standard. The Company will apply the accounting relief as relevant contract and hedge accounting relationship modifications are made during the reference rate reform transition period. The Company does not expect the standard to have a material impact on our consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU reduces the number of accounting models for convertible debt instruments by eliminating the cash conversion model. As compared with current U.S. GAAP, more convertible debt instruments will be reported as a single liability instrument and the interest rate of more convertible debt instruments will be closer to the coupon interest rate. The ASU also aligns the consistency of diluted Earnings Per Share (“EPS”) calculations for convertible instruments by requiring that (1) an entity use the if-converted method and (2) share settlement be included in the diluted EPS calculation for both convertible instruments and equity contracts when those contracts include an option of cash settlement or share settlement. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The FASB has specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

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

The management agreements for the vessels had an initial term of five years. For the Northsea Alpha and Northsea Beta the base term expired on December 31, 2015, for Pyxis Theta it expired on December 31, 2017 and for the Pyxis Epsilon and the Pyxis Malou it expired on December 31, 2018. Following their initial expiration dates, the management agreements were automatically renewed for consecutive five year periods, or until terminated by either party on three months’ notice.

The Head Management Agreement (the “Head Management Agreement”) with Maritime commenced on March 23, 2015 and continued through March 23, 2020. Following the initial expiration date, the Head Management Agreement was automatically renewed for a five-year period (unless terminated by either party on 90 days’ notice). Maritime provides administrative services to the Company, which include, among other, the provision of the services of the Company’s Chief Executive Officer, Chief Financial Officer, General Counsel and Corporate Secretary, Chief Operating Officer, one or more internal auditor(s) and a secretary, as well as the use of office space in Maritime’s premises. Under the Head Management Agreement, the Company pays Maritime a fixed fee of $1,600 annually (the “Administration Fees”). In the event of a change of control of the Company during the management period or within 12 months after the early termination of the Head Management Agreement, then the Company will pay to Maritime an amount equal to 2.5 times the then annual Administration Fees. Pursuant to the amendment of this agreement on March 18, 2020, in the event of such change of control and termination, the Company shall also pay to Maritime an amount equal to 12 months of the then daily Ship-management Fees.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

3. Transactions with Related Parties - Continued:

The Ship-management Fees and the Administration Fees are adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year. On August 9, 2016, the Company amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-management Fees and the Administration Fees, which will remain, for the particular calendar year, as per the previous calendar year. Effective January 1, 2019 and 2020, the Ship-management Fees and the Administration Fees were increased by 0.62%, and, 0.26% respectively, in line with the average inflation rate of Greece for 2018 and 2019. For 2020, the average rate in Greece was a deflation of 1.24% and as a result no adjustment shall be made to the Ship-management Fees and the Administration Fees effective January 1, 2021, which will remain, for the particular calendar year, as per the previous year.

The following amounts were charged by Maritime pursuant to the head management and ship-management agreements with the Company, and are included in the accompanying consolidated statements of comprehensive loss:

	Year Ended December 31,
	2018	2019	2020
Included in Voyage related costs and commissions
Charter hire commissions	$354	$351	$276

Included in Management fees, related parties
Ship-management Fees	720	724	637

Included in General and administrative expenses
Administration Fees	1,618	1,628	1,632

Total	$2,692	$2,703	$2,545

On October 28, 2015 the Company issued a promissory note in favor of Maritime Investors in the amount of $2.5 million, with an interest rate payable of 2.75% and maturity of January 15, 2017. Certain amendments were made increasing the principal balance to $5.0 million, extending the maturity date to March 31, 2020 and the interest rate to 4.5%. On May 14, 2019, the Company entered into a second amendment to the Amended & Restated Promissory Note which (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the credit facility of Eighthone with Entrust Global (the “Credit Facility”) on September 2023 (see Note 7), b) January 15, 2024 and c) repayment of any Paid-In-Kind (“PIK”) interest and principal deficiency amount under the Credit Facility, and (ii) increased the interest rate to 9.0% per annum of which 4.5% shall be paid in cash and 4.5% shall be paid in common shares of the Company calculated on the volume weighted average closing share price for the 10 day period immediately prior to each quarter end. The new interest rate was effective from April 1, 2019. After the repayment restrictions have been lifted per the Credit Facility, the Company, at its option, may continue to pay interest on the Amended & Restated Promissory Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” and concluded that the transaction should be accounted for as debt extinguishment.

With respect to the portion of interest that will be settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) and followed the guidance in ASC 835-30 to accrue the liability to the redemption amount using the interest method.

Interest charged on the Amended & Restated Promissory Note for the years ended December 31, 2018, 2019 and 2020, amounted to $213, $395 and $452, respectively, and is included in Interest and finance costs, net (Note 12) in the accompanying consolidated statements of comprehensive loss. Of the total interest charged on the Amended & Restated Promissory Note during the year ended December 31, 2019, $225 was paid in cash and the remaining amount of $170 was settled in common shares. Of the amount settled in common shares, $113 was settled in common shares during 2019 and the remaining amount of $57 were settled in January 2020. Of the total interest charged on the Amended & Restated Promissory Note during the year ended December 31, 2020, $226 was payable in cash and the remaining amount of $226 was settled in common shares. Of the amount settled in common shares, $169 was settled in common shares during 2020 and the remaining amount of $57 was settled in January 2021.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

3. Transactions with Related Parties - Continued:

The amount of $5,000 is separately reflected in the accompanying consolidated balance sheets under non-current liabilities.

As of December 31, 2019 and 2020, there was a balance due to Maritime of $6,849 and due from Maritime of $2,308, respectively. Relevant balances are reflected in Due to related parties and Due from related parties, respectively, in the accompanying consolidated balance sheets. The balance with Maritime is interest free and with no specific repayment terms.

4. Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2019	December 31, 2020
Lubricants	$403	$348
Bunkers	98	333
Total	$501	$681

5. Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance January 1, 2019	$134,310	$(26,318)	$107,992
Depreciation	—	(5,320)	(5,320)
Additions	625	—	625
Reclassification of vessel as held-for-sale	(26,412)	10,622	(15,790)
Balance December 31, 2019	$108,523	$(21,016)	$87,507
Depreciation	—	(4,418)	(4,418)
Additions	685	—	685
Balance December 31, 2020	$109,208	$(25,434)	$83,774

As of December 31, 2018, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review indicated that such carrying amount was not fully recoverable for the Company’s vessels Northsea Alpha and Northsea Beta. Consequently, the carrying value of these vessels plus unamortized dry-dock and survey balances amounting to $12,989 was written down resulting in a total impairment charge of $2,282 that was charged against Vessels, net, based on level 2 inputs of the fair value hierarchy, as discussed in Notes 2 and 10. No impairment charge was deemed necessary for the years ended December 31, 2019 and 2020.

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 7.

On November 13, 2019, the Company decided to make arrangements to sell Pyxis Delta and the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel Pyxis Delta as “held for sale” were met. On December 11, 2019, the Company entered into an agreement with a third-party to sell the vessel. As at December 31, 2019, the amount of $13,190 was separately reflected in Vessel held-for-sale on the consolidated balance sheet, representing the estimated fair market value of the vessel based on the vessel’s sale price, net of costs to sell. The difference between the estimated fair value less costs to sell the vessel and the vessel’s carrying value (including the unamortized balance of its associated dry-docking cost), amounting to $2,756, was written-off and included in the consolidated statement of comprehensive loss for the year ended December 31, 2019 and classified as Loss on vessel held-for-sale. The total net proceeds from the sale of the vessel were approximately $13.2 million, of which, $5.7 million was used for the prepayment of the Pyxis Delta and Pyxis Theta loan facility and $7.5 million for the repayment of the Company’s liabilities to its related party (Maritime) and for the repayment of obligations to its trade creditors.

As of December 31, 2019, additions of $625 relate to the ballast water treatment system installation of Pyxis Malou, of which, $569 was paid in 2019 and the balance of $56 during the first quarter of 2020.

As of December 31, 2020, additions amounted to $685 of which $660 relates to the ballast water treatment system installation of Pyxis Epsilon, of which, $486 was paid in 2020 and $174 is accrued and remains unpaid.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

6. Deferred charges, net:

The movement in the deferred charges, net in the accompanying consolidated balance sheets are as follows:

Dry docking costs
Balance, January 1, 2018	285
Additions	588
Amortization	(133)
Balance, December 31, 2018	740
Additions	435
Amortization	(240)
Transfer to vessel held-for-sale	(156)
Balance, December 31, 2019	779
Additions	1,068
Amortization	(253)
Balance, December 31, 2020	$1,594

The amortization of the dry-docking costs is separately reflected in the accompanying consolidated statements of comprehensive loss.

7. Long-term Debt:

The amounts shown in the accompanying consolidated balance sheets at December 31, 2019 and 2020, are analyzed as follows:

Vessel (Borrower)	December 31, 2019	December 31, 2020
(a) Northsea Alpha (Secondone)	$3,690	$3,290
(a) Northsea Beta (Thirdone)	3,690	3,290
(b) Pyxis Malou (Fourthone)	10,020	8,730
(c) Pyxis Delta (Sixthone)	4,050	—
(c) Pyxis Theta (Seventhone)	13,469	14,950
(d) Pyxis Epsilon (Eighthone)	24,000	24,000
Total	$58,919	$54,260

Current portion	$9,241	$3,410
Less: Current portion of deferred financing costs	(257)	(155)
Current portion of long-term debt, net of deferred financing costs, current	$8,984	$3,255

Long-term portion	$49,678	$50,850
Less: Non-current portion of deferred financing costs	(445)	(519)
Long-term debt, net of current portion and deferred financing costs, non-current	$49,233	$50,331

(a)	On September 26, 2007, Secondone and Thirdone jointly entered into a loan agreement with a financial institution for an amount of up to $24,560, in order to partly finance the acquisition cost of the vessels Northsea Alpha and Northsea Beta.
(b)	Based on a loan agreement concluded on December 12, 2008, Fourthone borrowed $41,600 in February 2009 in order to partly finance the acquisition cost of the Pyxis Malou.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

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

Each of Secondone’s and Thirdone’s outstanding loan balance at December 31, 2020, amounting to $3,290, is repayable in 9 remaining quarterly installments of $100 each amounting to $900 in the aggregate, the first falling due in February 2021, and the last installment accompanied by a balloon payment of $2,390 falling due in February 2023.

As of December 31, 2020, the outstanding balance of the Fourthone loan of $8,730 is repayable in 9 quarterly installments amounting to $3,330, the first falling due in February 2021, and the last installment accompanied by a balloon payment of $5,400 falling due in February 2023. The first installment, amounting to $330, is followed by four amounting to $360 each and four amounting to $390 each.

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

Standard loan covenants include, among others, a minimum liquidity and an MSC.

The facility also imposes certain customary covenants and restrictions with respect to, among other things, the borrowers’ ability to incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal.

Covenants:

●	The Company undertakes to maintain minimum deposits with the bank of $1,450 at all times.

●	MSC is to be at least 150% until February 2022 and at least 155% thereafter.

●	The borrowers, Secondone, Thirdone and Fourthone are 100% legally and beneficially (directly) owned by the Company. No change of ownership of the borrowers and change of control of the Company without lender’s prior written consent, where control means: (i) the power (whether by way of ownership of shares, partnership units, proxy, contract, agency or otherwise) to: (a) cast, or control the casting of, more than 50% of the maximum number of votes that might be cast at a general meeting of the Company; or (b) appoint or remove all, or the majority, of the directors or other equivalent officers of the Company; or (c) give directions with respect to the operating and financial policies of the Company with which the directors or other equivalent officers of the Company are obliged to comply; and/or (ii) the holding beneficially of more than 50% of the issued shares of the Company (excluding any part of that issued shares that carries no right to participate beyond a specified amount in a distribution of either profits or capital).

(c)	On October 12, 2012, Sixthone and Seventhone concluded as joint and several borrowers a loan agreement with a financial institution in order to partly finance the acquisition and construction cost of the Pyxis Delta and the Pyxis Theta, respectively. In February 2013, Sixthone drew down an amount of $13,500, while in September 2013, Seventhone drew down an amount of $21,300 (“Tranche A” and “Tranche B”, respectively). On September 29, 2016, the Company agreed with the lender of Sixthone to extend the maturity of Tranche A from May 2017 to September 2018, under the same amortization schedule and applicable margin. In addition, on June 6, 2017, the lender of Sixthone and Seventhone agreed to further extend the maturity of its respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization schedule.

On November 13, 2019, the Company decided to make arrangements to sell Pyxis Delta, and the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel Pyxis Delta as “held for sale” were met. As at December 31, 2019, upon classification of Pyxis Delta as vessel held-for-sale, the total outstanding balance of Tranche A of $4,050 was classified in the consolidated balance sheet under the line item “Current portion of long-term debt, net of deferred financing costs”. According to the loan agreement, the early prepayment of the outstanding balance of Tranche A obliged the Company to make a prepayment of $1,624 for Tranche B so that the required security cover ratio of the facility remained the same as the ratio applied immediately prior to the sale. As of December 31, 2019, the amount of $1,624 of Tranche B, that was due to be prepaid upon the early prepayment of Tranche A, was also classified in the consolidated balance sheet under the line item “Current portion of long-term debt, net of deferred financing costs”.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

7. Long-term Debt - Continued:

On January 13, 2020, pursuant to the sale agreement that the Company entered into in late 2019, Pyxis Delta was delivered to her buyers. The total net proceeds from the sale of the vessel were $13,197, $5,674 out of which was used to prepay the loan facility secured by the Pyxis Delta and the Pyxis Theta and $7,523 for the repayment of the Company’s liabilities to Maritime and obligations to its trade creditors. On July 8, 2020, Seventhone entered into a $15,250 secured loan agreement with the new lender, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility, which was fully settled on the same day. The new loan bears interest at LIBOR plus a margin of 3.35% per annum. As of December 31, 2020, the outstanding balance of the Seventhone loan of $14,950 is repayable in 19 consecutive quarterly installments of $300 each, the first falling due in January 2021, and the last installment accompanied by a balloon payment of $9,250 falling due in July 2025. Standard collateral interests and customary covenants are incorporated in this facility.

Standard loan covenants include, among others, a minimum liquidity and a minimum required Security Cover Ratio (“MSC”).

The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal.

Covenants:

●	The Company undertakes to maintain minimum deposit with the bank of $500 at all times.

●	The ratio of the Company’s total liabilities to total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the Vessel-owning company is entitled to distribute dividends to Pyxis. As of December 31, 2020, the requirement was met as such ratio was 71%, or 4% lower than the required threshold.

●	MSC is to be at least 125% of the respective outstanding loan balance.

●	No change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of Seventhone or of the Company or any share therein or the Pyxis Theta, as a result of which less than 100% of the shares and voting rights in Seventhone or less than 40% of the shares and voting rights in the Company remain in the ultimate legal and beneficial owners disclosed at the negotiation of this loan agreement.

(d)	On September 27, 2018, Eighthone entered into a new $24,000 loan agreement, for the purpose of refinancing the outstanding indebtedness of $16,000 under the previous loan facility and for general corporate purposes. The new facility matures in September 2023 and is secured by a first priority mortgage over the vessel, general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement concerning the respective vessel-owning subsidiary and technical and commercial managers’ undertakings.

The new loan facility bears an interest rate of 11% of which 1.0% can be paid as PIK interest per annum for the first two years, and 11.0% per annum thereafter and incurs fees due upfront and upon early prepayment or final repayment of outstanding principal.

The principal obligation amortizes in 10 quarterly installments starting in March 29, 2021, equal to the lower of $400 and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. As of December 31, 2020, the outstanding balance of Eighthone loan was $24,000. Management cannot currently assess with any certainty that any amount under the cash sweep will be made prior to loan maturity.

The facility also imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

7. Long-term Debt - Continued:

Covenants:

●	As of December 31, 2019, the Company had to maintain minimum deposits with the bank (“Liquidity Account”) of $750 at all times. Based on the first supplemental letter dated 9, July 2020, the Company undertook to maintain the credit balance of the Liquidity Account not falling at any time below $375 and to credit on each Quarter End Date (such first Quarter End Date being the December 31, 2020) an amount equal to $1 per day to the Liquidity Account calculated on and from October 1, 2020, until such time that the amount standing to the credit of the Liquidity Account is no less than the Minimum Liquidity Amount of $750.

●	Following the Second Supplemental Letter signed on September 25, 2020, MSC was to be at least 115% of the respective outstanding loan balance until December 31, 2020 (inclusive) and at least 125% thereafter.

●	The Company ceases to own directly the entire share capital of Eighthone; or Mr. Valentis (either directly and/or indirectly through companies beneficially owned by him/or trusts of foundations of which he is a beneficiary) ceases to own at least 25 per cent. of the share capital of the Company; or Mr. Valentis ceases to be the Chairman of the Company.

Under the facility, a deferred fee may be payable on the occurrence of certain events including, among others, the sale of the vessel or on repayment or maturity of the loan. If payable, the amount due is calculated as the lesser of (a) 15% of the amount of the loan borrowed under the facility agreement and (b) 15% of the difference between (i) the charter-free fair market value of the vessel plus any dry dock reserve account balance and (ii) any outstanding loan amount at the time of the repayment or maturity of the facility. In the event that the deferred fee and the prepayment fee become simultaneously payable, only the higher of the prepayment fee or the deferred fee will be payable. Management has assessed this deferred fee as a contingent liability under ASC 450 and concluded that such loss contingency should not be accrued as of December 31, 2020 by a charge in the consolidated statements of comprehensive loss, since information available as of December 31, 2020 did not indicate that was probable that the liability had been incurred as of the balance sheet date at December 31, 2020 and could not be reliably estimated. A prepayment fee of $0.2 million was paid following the refinancing of the facility on March 30, 2021 (Note 13).

Each loan is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings. Each loan agreement contains customary ship finance covenants including restrictions as to changes in management and ownership of the vessel and in dividend distributions when certain financial ratios are not met.

As of December 31, 2020, the Company was in compliance with all of its financial and MSC covenants with respect to its loan agreements. In addition, as of December 31, 2020, there was no amount available to be drawn down by the Company under its existing loan agreements.

The annual principal payments required to be made after December 31, 2020, are as follows:

To December 31,	Amount
2021	$3,410
2022	3,530
2023	35,970
2024	1,200
2025 and thereafter	10,150
Total	$54,260

Total interest expense on long-term debt and promissory note for the years ended December 31, 2018, 2019 and 2020, amounted to $4,048, $5,517 and $4,636 respectively, and is included in Interest and finance costs, net (Note 12) in the accompanying consolidated statements of comprehensive loss. The Company’s weighted average interest rate (including the margin) for the years ended December 31, 2018, 2019 and 2020, was 6.00%, 8.18% and 7.69% per annum, including the promissory note discussed in Note 3, respectively.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

8. Equity Capital Structure and Equity Incentive Plan:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares, 50,000,000 preferred shares of which 1,000,000 are authorized as Series A Convertible Preferred Shares. The Company had nil and 181,475 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2019 and 2020, respectively with a par value of USD 0.001 per share.

The amounts shown in the accompanying consolidated balance sheets as Additional paid-in capital represent contributions made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, advances for working capital purposes, net of subsequent distributions primarily from re-imbursement of certain payments to shipyards in respect to the construction of new-built vessels, the non-cash portion of the interest payable in shares under the Amended & Restated Promissory Note, net proceeds from the issuance of common stock and the net proceeds of $4.3 million from the Company’s offering of 200,000 units referred below. There was no paid-in capital re-imbursement for the years ended December 31, 2019 and 2020.

On February 2, 2018, the Company filed with the SEC a registration statement on Form F-3, under which it may sell from time to time common stock, preferred stock, debt securities, warrants, purchase contracts and units, each as described therein, in any combination, in one or more offerings up to an aggregate dollar amount of $100,000. In addition, the selling stockholders referred to in the registration statement may sell in one of more offerings up to 5,233,222 shares of the Company’s common stock from time to time as described therein. The registration statement was declared effective by the SEC on February 12, 2018. On March 30, 2018, the Company filed a prospectus supplement to the Shelf Registration Statement related to an At-The-Market Program (“ATM Program”) under which it may, from time to time, issue and sell shares of its common stock up to an aggregate offering of $2,300 through a sales agent as either agent or principal. No shares were sold under this initial ATM Program, but on November 19, 2018, the prospectus supplement was amended to increase the offering to $3,675. As of December 31, 2018, and 2019, the Company issued and sold 182,297 and 214,828 common shares, respectively, under the ATM Program. As of December 31, 2020, no shares have been sold under the ATM Program.

On October 13, 2020, the Company announced the closing of its offering of 200,000 Units at an offering price of $25.00 per Unit (the “Offering”). Each Unit was immediately separable into one 7.75% Series A Convertible Preferred Shares and eight (8) detachable Warrants, each warrant exercisable for one common share, for a total of up to 1,600,000 common shares of the Company. Each Warrant will entitle the holder to purchase one common share at an initial exercise price of $1.40 per share at any time prior to October 13, 2025 or, in case of absence of an effective registration statement, to exchange those cashless based on a formula. Any Warrants that remain unexercised on October 13, 2025 shall be automatically exercised by way of a cashless exercise on that date.

On October 13, 2020, the Company had granted the underwriter a 45-day option to purchase up to 30,000 additional Series A Convertible Preferred Shares and/or 240,000 additional Warrants. The purchase price to be paid by the Underwriters per optional preferred share was $23.051 and the purchase price per optional Warrant was $0.00925. On the same day, the underwriter partially exercised its overallotment option for 135,040 Warrants for gross proceeds of $1. The Company considered that the overallotment option was a freestanding financial instrument but did not meet the derivative definition criteria and did not require bifurcation.

The Warrants are also subject to customary adjustment provisions, such as for stock dividends, subdivisions and combinations and certain fundamental transactions such as those in which the Company directly or indirectly, in one or more related transactions effect any merger or consolidation of the Company with or into another entity, or the Company effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions. The Company determined that the Warrants are indexed to its own stock and meet all the conditions for equity classification. As of December 31, 2020, 1,735,040 Warrants remained outstanding.

The Series A Convertible Preferred Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “PXSAP” and “PXSAW”, respectively.

Each Series A Convertible Preferred Share is convertible into common shares at an initial conversion price of $1.40 per common share, or 17.86 common shares, at any time at the option of the holder, subject to certain customary adjustments.

If the trading price of Pyxis Tankers’ common stock equals or exceeds $2.38 per share for at least 20 days in any 30 consecutive trading day period ending 5 days prior to notice, the Company can call, in whole or in part, for mandatory conversion of the Series A Convertible Preferred Shares. The holders, however, will be prohibited from converting the Series A Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding, unless a 61-day notice is delivered to the Company. The conversion price is subject to customary anti-dilution and other adjustments relating to the issuance of common shares as a dividend or the subdivision, combination, or reclassification of common shares into a greater or lesser number of common shares.

Beginning on October 13, 2023, the Company may, at its option, redeem the Series A Convertible Preferred Shares, in whole or in part, by paying $25.00 per share, plus any accrued and unpaid dividends to the date of redemption.

If the Company liquidates, dissolves or winds up, holders of the Series A Convertible Preferred Shares will have the right to receive $25.00 per share, plus all accumulated, accrued and unpaid dividends (whether or not earned or declared) to and including the date of payment, before any payments are made to the holders of the Company’s common shares or to the holders of equity securities the terms of which provide that such equity securities will rank junior to the Series A Convertible Preferred Shares. The rights of holders of Series A Convertible Preferred Shares to receive their liquidation preference also will be subject to the proportionate rights of any other class or series of our capital stock ranking in parity with the Series A Convertible Preferred Shares as to liquidation.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

8. Equity Capital Structure and Equity Incentive Plan - Continued:

The Series A Convertible Preferred Shares are not redeemable for a period of three years from issuance, except upon change of control. In the case of a change of control that is pre-approved by the Company’s Board of Directors, holders of Series A Convertible Preferred Shares have the option to (i) demand that the Company redeem the Series A Convertible Preferred Shares at (a) $26.63 per Series A Convertible Preferred Share from the date of issuance until October 13, 2021, (b) $25.81 per Series A Convertible Preferred Share from October 13, 2021 until October 13, 2022 and (c) $25.00 after October 13, 2022, or (ii) continue to hold the Series A Convertible Preferred Shares. Upon a change of control, the holders also have the option to convert some or all of the Series A Convertible Preferred Shares, together with any accrued or unpaid dividends, into shares of common stock at the conversion rate. Change of Control means that (i) Mr. Valentios Valentis and his affiliates cease to own at least 20% of the voting securities of the Company, or (ii) a person or group acquires at least 50% voting control of the Company, and in the case of each of either (i) or (ii), neither the Company nor any surviving entity has its common stock listed on a recognized U.S. exchange.

The Series A Convertible Preferred Shares did not generate a beneficial conversion feature (BCF) upon issuance as the fair value of the Company’s common shares was lower than the conversion price. The Series A Convertible Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments. Additionally, the Company determined that the nature of the Series A Convertible Preferred Shares was more akin to an equity instrument and that the economic characteristics and risks of the embedded conversion options were clearly and closely related to the Series A Convertible Preferred Shares. As such, the conversion options were not required to be bifurcated from the equity host under ASC 815, Derivatives and Hedging. The Company also determined that the redemption call option did meet the definition of a derivative but is eligible for exception from derivative accounting and thus no bifurcation of the feature was performed.

The Series A Convertible Preferred Shares will not vote with the common shares, however, if dividends on the Series A Convertible Preferred Shares are in arrears for eighteen (18) or more consecutive or non-consecutive monthly dividends, the holders of the Series A Convertible Preferred Shares, voting as a single class, shall be entitled to vote for the election of one additional director to serve on the Board of Directors until the next annual meeting of shareholders following the date on which all dividends that are owed and are in arrears have been paid. In addition, unless the Company has received the affirmative vote or consent of the holders of at least 66.67% of the then outstanding Series A Convertible Preferred Shares, voting as a single class, the Company may not create or issue any class or series of capital stock ranking senior to the Series A Convertible Preferred Shares with respect to dividends or distributions.

Dividends on the Series A Convertible Preferred Shares are cumulative from and including the date of original issuance in the amount of $1.9375 per share each year, which is equivalent to 7.75% of the $25.00 liquidation preference per share. Dividends on the Series A Convertible Preferred Shares are paid monthly in arrears starting November 20, 2020, to the extent declared by the board of directors of the Company.

On November 20, 2020, the Company paid a cash dividend of $0.1991 per share on each Series A Convertible Preferred Share for the first period in November 2020. On December 21, 2020, the Company paid a cash dividend of $0.1615 per share on each Series A Convertible Preferred Share for the month of December 2020.

The Company also agreed to issue and sell to designees of the underwriter as compensation, two separate types of Underwriter’s Warrants for an aggregate purchase price of $100 (absolute amount). The warrants were issued pursuant to an Underwriting Agreement dated October 8, 2020. The first type of the Underwriter’s Warrants is a warrant for the purchase of an aggregate of 2,000 Series A Convertible Preferred Shares at an exercise price of $24.92 and the second type is a warrant for the purchase of an aggregate of 16,000 Warrants at an exercise price of $0.01, at any time on or after April 6, 2021 and prior to October 8, 2025 (the “Termination Date”). On exercise, each Underwriter Warrant allows the holder to purchase one Series A Convertible Preferred Share or one Warrant of the Company or, in case of absence of an effective registration statement, to exchange those cashless based on a formula set in the Underwriting Agreement.

Any Underwriter’s Warrants that remain unexercised on the Termination Date shall be automatically exercised by way of a cashless exercise on that date. The Underwriter’s Warrants are also subject to customary adjustment provisions similar to the detachable Warrants discussed above.

The Company has accounted for Underwriter’s Warrants in accordance with ASC 718-Compensation-Stock Compensation, classified within stockholders’ equity. As of December 31, 2020, 2,000 Underwriter’s Warrants to purchase 2,000 Series A Convertible Preferred Shares and 16,000 Underwriter’s warrant to purchase 16,000 Warrants remained outstanding.

The Company received gross proceeds of $5.0 million from the Offering, prior to deducting underwriting discounts and offering expenses. The net proceeds from the Offering of approximately $4.3 million were used for general corporate purposes, including working capital and the repayment of debt.

As of December 31, 2018, following the issuance and sale of 182,297 shares of common stock under the ATM Program, the Company’s outstanding common shares increased from 20,877,893 to 21,060,190. As of December 31, 2019, following the issuance and sale of additional 214,828 common shares under the ATM Program the Company raised $354 at an average (gross) price of $1.65/share. Furthermore, during the same period, the Company issued 95,262 of common shares to settle the interest charged on the Amended & Restated Promissory Note, discussed in Note 3. As a result of the above transactions the Company’s outstanding common shares increased from 21,060,190 to 21,370,280 as at December 31, 2019. During the year ended December 31, 2020, the Company issued additional 260,495 of common shares to settle the interest charged on the Amended & Restated Promissory Note, discussed in Note 3. Furthermore, during the same year 18,525 Series A Convertible Preferred Shares were converted to 332,106 common stock. The Company’s common stock issued and outstanding increased from 21,370,280 to 21,962,881 as at December 31, 2020 and, as of the same date, the Company’s outstanding Series A Convertible Preferred Stock decreased from 200,000 to 181,475 while no Warrants of any type were exercised.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

9. Loss per Common Share:

	For the years ended December 31,
	2018	2019	2020
Net loss available to common stockholders	$(8,214)	$(8,330)	$(6,982)

Weighted average number of common shares, basic and diluted	20,894,202	21,161,164	21,548,126

Loss per common share, basic and diluted	$(0.39)	$(0.39)	$(0.32)

As of December 31, 2020, securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect, were any incremental shares of the unexercised warrants, calculated with the treasury stock method, as well as shares assumed to be converted with respect to the Series A Convertible Preferred Shares calculated with the if-converted method. At December 31, 2018 and 2019, there were no securities that could potentially dilute basic loss per share.

10. Risk Management and Fair Value Measurements:

The principal financial assets of the Company consist of cash and cash equivalents, trade accounts receivable due from charterers and amounts due from related parties. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable and a promissory note.

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

Credit risk: Credit risk is minimized since trade accounts receivable from charterers are presented net of the expected credit losses. The Company places its cash & cash equivalents, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. On the balance sheet date there were no significant concentrations on credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the balance sheet.

Currency risk: The Company’s transactions are denominated primarily in U.S. dollars; therefore, overall currency exchange risk is limited. Balances in foreign currency other than U.S. dollars are not considered significant.

Fair value: The Management has determined that the fair values of the assets and liabilities as of December 31, 2020, are as follows:

	Carrying Value	Fair Value
Cash and cash equivalents	$4,037	$4,037
Trade accounts receivable, net	$663	$663
Trade accounts payable	$3,642	$3,642
Long-term debt with variable interest rates, net	$30,260	$30,260
Long-term loans and promissory note with non-variable interest rates, net *	$29,000	$33,864

* As at December 31, 2020, Carrying Value of Eighthone Loan and Amended & Restated Promissory Note is $24,000 and $5,000, respectively. Theoretical Fair Value of Eighthone Loan and Amended & Restated Promissory Note is $28,121 and $5,743, respectively.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

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

Consolidated Balance Sheets – Location	December 31, 2019	December 31, 2020
Financial derivative instrument – Other non-current assets	$1	$—

Consolidated Statements of Comprehensive Loss - Location	December 31, 2019	December 31, 2020
Financial derivative instrument – Fair value at the beginning of the period	$(28)	$(1)
Financial derivative instrument – Fair value as at period end	1	—
Loss from financial derivative instrument	$(27)	$(1)

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

No impairment loss was recognized for the years ended December 31, 2019 and 2020.

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

As of December 31, 2019 and 2020, the Company did not have any other assets or liabilities measured at fair value on a non-recurring basis.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

11. Commitments and Contingencies:

Minimum contractual charter revenues:

The Company employs certain of its vessels under lease agreements. Time charters typically may provide for variable lease payments, charterers’ options to extend the lease terms at higher rates and termination clauses. The Company’s contracted time charters as of December 31, 2020, range from one to three months, with varying extension periods at the charterers’ option and do not provide for variable lease payments. Our time charters contain customary termination clauses which protect either the Company or the charterers from material adverse situations.

Future minimum contractual charter revenues, gross of 1.25% address commission and 1.25% brokerage commissions to Maritime and of any other brokerage commissions to third parties, based on the vessels’ committed, non-cancelable, long-term time charter contracts as of December 31, 2020, are as follows:

Year ending December 31,	Amount
2021	$4,358
$4,358

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

12. Interest and Finance Costs, net:

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of December 31, 2020 and as of the date of the issuance of these consolidated financial statements, management is not aware of any other claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

The amounts in the accompanying consolidated statements of comprehensive loss are analyzed as follows:

	For the years ended December 31,
	2018	2019	2020
Interest on long-term debt (Note 7)	$3,835	$5,122	$4,184
Interest on promissory note (Note 3)	213	395	452
Long-term debt prepayment fees	56	—	—
Amortization and write-off of financing costs	386	258	328
Total	$4,490	$5,775	$4,964

13. Subsequent Events:

Issuance of shares: On January 4, 2021 and April 2, 2021, following the second amendment to the Amended & Restated Promissory Note dated May 14, 2019, the Company issued 64,446 and 47,827 of common shares, respectively, at the volume weighted average closing share price for the 10-day period immediately prior to the quarter end, as discussed in Note 3.

Pyxis Regains Compliance with NASDAQ’s Minimum Closing Bid Price Rule: On July 2, 2020, NASDAQ had notified the Company of its noncompliance with the minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of the NASDAQ Stock Market. On December 29, 2020, the Company received written notification granting the Company a 180-day extension, or until June 28, 2021, to regain compliance with the minimum bid price requirement. Subsequently, from January 28, 2021 to February 16, 2021, the Company’s closing bid price for its common shares was $1.00 per share or greater and, on February 17, 2021, NASDAQ informed the Company that it had regained compliance with the exchange’s minimum closing bid price rule (NASDAQ Listing Rule 5550(a)(2)).

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

13. Subsequent Events - Continued:

Closing of $25.0 Million Private Placement of Common Stock: On February 24, 2021 the Company announced that it had closed its definitive securities purchase agreements with a group of investors, which resulted in gross proceeds to Pyxis Tankers of $25.0 million, before deducting placement offering expenses. Pyxis Tankers issued 14,285,715 shares of common stock at a price of $1.75 per share. The Company will use the net proceeds from the offering for general corporate purposes, which may include the repayment of outstanding indebtedness and potential vessel acquisitions. The securities offered and sold by Pyxis Tankers in the private placement were subsequently registered under the Securities Act of 1933, as amended (the “Securities Act”), under a resale registration statement filed with the Securities and Exchange Commission (the “SEC”) and became effective on March 11, 2021. Any resale of Pyxis Tankers’ shares under such resale registration statement will be made only by means of a prospectus.

Series A Convertible Preferred Shares Conversions & Warrant Exercises: During the period through April 6, 2021, 58,814 of Series A Convertible Preferred Shares were converted into 1,052,529 registered common shares of the Company and 144,500 Warrants were exercised for 144,500 registered common shares. The Company received $0.2 million on Warrant exercise.

As of April 6, 2021, we had a total of 37,225,792 common shares issued and outstanding of which Mr. Valentis beneficially owned 47.3%.

Series A Convertible Preferred Shares Dividend Payments: On January 20, 2021, February 22, 2021 and March 22, 2021, the Company paid cash dividends of $0.1615 per Series A Convertible Preferred Share for each month which aggregated to $83.

Amendment to Eighthone Loan: On March 4, 2021, Eighthone Corp., the owner of the Pyxis Epsilon, entered into a Third Amendment with Wilmington Trust, as Agent, to modify two loan covenants. The Minimum Liquidity amount shall remain at $0.5 million through 2021 and increase to $0.75 million thereafter until maturity. The Minimum Security Cover shall remain at 115% of the outstanding loan (currently $24 million) through 2021 and increase to 125% thereafter. All other terms and conditions shall remain in full force and effect.

Refinancing of Eighthone Loan: On March 29, 2021, the Company entered into a new secured loan agreement for the refinancing of the existing Eighthone loan. The $17 million provided by the new secured loan combined with $7.3 million of available cash were used to prepay the outstanding indebtedness of the previous loan in full and fund closing fees and expenses. The new five year loan has quarterly amortization of $0.3 million with $11 million due at maturity. The loan is priced at Libor plus 3.35%. All other terms and conditions were standard for a bank loan of this type.

