Form 20-F
period 2021-12-31
Pyxis Tankers Inc.
filed 2022-04-01
CIK 1640043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Common Stock, par value U.S. $0.001 per share: 42,455,857 as of December 31, 2021

Series A Cumulative Convertible Preferred Shares, par value U.S. $0.001 per share: 449,673 as of December 31, 2021

Warrants to purchase Common Stock, par value of $0.001 per share: 1,590,540 as of December 31, 2021

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

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions and compliance, including environmental and securities matters, taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	our future operating or financial results;

●	our continued borrowing availability under our existing and future debt agreements and compliance with the covenants contained therein;

●	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

●	our ability to successfully employ our vessels, including under time charters;

●	changes in our operating expenses, including bunker fuel prices, dry docking costs, general and administrative expenses and insurance costs, including adequacy of coverage;

●	our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

●	planned, pending or recent acquisitions and divestitures, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

●	vessel breakdowns and instances of off-hire;

●	potential claims or liability from future litigation, government inquiries and investigations and potential costs due to environmental damage and vessel collisions;

●	the arrest or detention of our vessels by maritime claimants or governmental authorities;

●	any disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

●	general product tanker shipping market trends, including fluctuations in charter hire rates and vessel values and their useful lives;

●	changes in supply and demand in the product tanker shipping industry, including the market for our vessels and the number of newbuildings under construction;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	disruption of world trade due to rising protectionism, breakdown of multilateral trade agreements, acts of piracy, terrorism, political events, public health threats, international hostilities, including the recent conflict between Russia and Ukraine and instability;

●	fluctuations in interest rates, including the impact on our debt of the discontinuance of the London Interbank Offered Rate, or LIBOR, after 2023, and foreign exchange rates;

●	changes in seaborne and other transportation;

●	business disruptions due to natural disasters and health catastrophes, such as the Coronavirus and its variants (“COVID-19”);

●	the length and severity of epidemics and pandemics, including the ongoing global outbreak of COVID-19 and its impact on the demand for seaborne transportation in the tanker sector;

●	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery or corruption;

●	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies;

●	general domestic and international political conditions; the length and number of off-hire periods and dependence on key employees and third-party managers; and

●	other factors discussed under the “Item 3. Key Information – D. Risk Factors” in this Annual Report and please see the Company’s other filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

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

A. [Reserved]

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

Summary of Risk Factors

Risks Related to Our Industry

●	World events, including recent hostilities between Russia and Ukraine, could adversely affect our results of operations and financial condition;
●	Our vessels may be exposed to international and inherent operational risks that may reduce revenue or increase expenses.
●	Our revenues are derived substantially from a single segment where charter hire rates for product tankers are cyclical and volatile.
●	The continuation of the COVID-19 pandemic, and the emergence of other epidemic or pandemic crises, could have material adverse effects on our business, results of operations or financial condition.
●	An over-supply of product tanker capacity may lead to reductions in charter rates, vessel values and profitability.
●	Increased demand for and supply of “eco-efficient” vessels, including some tankers which have installed exhaust gas cleaning systems, i.e. “scrubbers” to reduce sulphur emissions and permit use of cheaper fuel, could reduce demand for certain of our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.
●	The current global economic condition and financial environment, including an economic slowdown or changes in the economic and political environment in Europe and the Asia Pacific region, could have a material adverse effect on our business and financial condition.
●	Increases in prices for fuel, or bunkers, may adversely affect results of operations.
●	If our vessels call on ports located in or operate in countries or territories that are the subject of sanctions or embargoes imposed by the United States, Russian the European Union, the United Nations, or other governmental authorities, it could result in monetary fines and penalties and adversely affect our reputation and the market price of our common shares.
●	Governments could requisition our vessels during a period of war or emergency.
●	Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.
●	We are subject to increasingly complex laws and regulations, including environmental and safety laws and regulations, which expose us to liability and significant expenditures, and can adversely affect our insurance coverage and our business.
●	We will incur additional costs to retrofit ballast water treatment systems in our vessels to comply with new regulations.
●	Safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
●	Climate change and greenhouse gas restrictions may adversely impact our operations, markets and capital sources.
●	Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income, future performance and financial condition.

Risks Related to Our Business and Operations

●	We recently had a working capital deficit and may not be able to fund our ongoing operations.
●	We operate in highly competitive international markets.
●	We may be unable to secure medium- and long-term employment for our vessels at profitable rates and present and future vessel employment could be adversely affected by an inability to clear the oil majors’ risk assessment process.
●	A substantial portion of our revenues is derived from a limited number of customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.
●	The Company’s growth depends on its ability to expand relationships with existing customers and obtain new customers, for which it will face substantial competition.
●	We depend on International Tanker Management (“ITM”) and Maritime to operate our business, and our business could be harmed if they fail to perform their services satisfactorily.
●	The Company does not plan to install scrubbers and may have to pay more for fuel which could adversely affect the Company’s business, results of operations and financial condition.
●	We may not be able to implement our business strategy successfully or manage our growth effectively.
●	Purchase and operation of secondhand vessels can expose us to increased operating costs, which could adversely affect our earnings, and the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
●	Declines in charter rates and other market deterioration could cause us to incur impairment charges.
●	Our founder, Chairman and Chief Executive Officer has affiliations with Maritime, which may create conflicts of interest.
●	Our insurance may be insufficient to cover losses that may result from our operations.

Risks Related to Our Common Stock

●	The market price of our common stock has fluctuated widely and may fluctuate in the future.
●	Future sales of our common shares could cause the market price of our common shares to decline.
●	We may not generate sufficient cash to service our obligations, including our obligations under the Series A Convertible Preferred Shares.
●	We do not intend to pay common stock dividends in the near future and cannot assure you that we will ever pay such dividends.
●	If our common stock does not meet the NASDAQ’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.

Tax Risks

●	Various tax rules may adversely impact the Company’s business, results of operations and financial condition.
●	Depending on U.S. tax authorities’ treatment of the Company, there could be adverse tax consequences to U.S. holders.

Risks Related to Our Industry

World events could adversely affect our results of operations and financial condition.

Recent hostilities between Russia and Ukraine and the response of the United States and its allies to these hostilities, as well as the threat of future wars, hostilities, terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing conflict in Ukraine may lead to additional armed conflicts, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay cash dividends on our Series A Convertible Preferred Stock.

We operate our vessels worldwide and as a result, our vessels are exposed to international and inherent operational risks that may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. The operation of ocean-going vessels in international trade is affected by a number of risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events, including bad weather, grounding, fire, explosions, mechanical failure, vessel and cargo property loss or damage, hostilities, labor strikes, adverse weather conditions, stowaways, placement on our vessels of illegal drugs and other contraband by smugglers, war, terrorism, piracy, human error, environmental accidents generally, collisions and other catastrophic natural and marine disasters. An accident involving any of our vessels could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, affect our shipping routes, damage to our customer relationships, loss of revenues from or termination of charter contracts, governmental fines, increased litigation costs, penalties or restrictions on conducting business or higher insurance rates. International shipping is also subject to various security and customs inspection and related procedures in countries of origin and destination and transhipment points. Inspection procedures can result in the seizure of cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us, and increased legal costs.

A spill of cargoes may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to the Company. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the refined petroleum products transported in tankers. If the Company’s vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. The Company may have to pay drydocking costs that its insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect the Company’s business, results of operations and financial condition. In addition, the Company may be unable to find space at a suitable drydocking facility or its vessels may be forced to travel to a drydocking facility that is not conveniently located to the vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect the Company’s business, results of operations and financial condition. Further, the total loss of any of the Company’s vessels could harm its reputation as a safe and reliable vessel owner and operator. If the Company is unable to adequately maintain or safeguard its vessels, it may be unable to prevent any such damage, costs, or loss which could negatively impact its business, results of operations and financial condition.

Our revenues are derived substantially from a single segment where charter hire rates for product tankers are cyclical and volatile.

Substantially all of our revenues are derived from a single market, the product tanker segment, and therefore our financial results depend on chartering activities and developments in this segment. The product tanker market is cyclical and volatile in charter hire rates and therefore charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the product tanker market at that time and changes in the supply and demand for vessel capacity. Any renewal or replacement charters that the Company enters into may not be sufficient to allow the Company to operate its vessels profitably. If charter hire rates remain depressed or fall further in the future when our charters expire, we may be unable to re-charter our vessels at rates as favorable to us, with the result that our earnings and available cash flow will continue to be adversely affected. In addition, a decline in charter hire rates may cause the value of our vessels to decline. Additionally, product tanker markets are typically stronger in the winter months as a result of increased refined petroleum products consumption in the northern hemisphere and weaker in the summer months as a result of lower consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. If increased revenues generated in the fall/winter months are not sufficient to offset any decreases in revenue in the spring/summer months, it may have an adverse effect on our business, results of operations and financial condition.

Charter hire rates depend on the demand for, and supply of, product tanker vessels.

The factors that influence the demand for product tanker vessel capacity are unpredictable and outside of our control, and include, among others:

●	demand and supply for refined petroleum products and other liquid bulk products such as vegetable and edible oils;
●	competition from alternative sources of energy and a shift in consumer demand towards other energy resources such as wind, solar or water energy as well as greater use of electric powered vehicles;
●	the globalization of manufacturing and developments of transportation services;
●	increases in the production of refined petroleum products in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to refined petroleum products pipelines in those areas;
●	the distance oil and refined petroleum products are moved by sea and changes in transportation patterns;
●	competition from other shipping companies and other modes of transportation, such as railroads that compete with product tankers;
●	global and regional economic and political conditions, including armed conflicts, terrorist activities, and strikes; environmental and other regulatory developments;
●	weather, natural and health disasters, such as COVID-19, developments in international trade generally;
●	international sanctions, embargoes, import and export restrictions, nationalizations and wars; and
●	currency exchange rates.

The factors that influence the supply of product tanker vessel capacity are also outside of our control and unpredictable and include, among others:

●	demand for refined petroleum products and other liquid bulk products such as vegetable and edible oils;
●	availability and pricing of other energy resources such as natural gas;
●	the number of product tanker newbuilding deliveries;
●	the efficiency and age of the global product tanker fleet;
●	the demolition prices and scrapping rate of older product tankers or casualties;
●	the cost of newbuildings and the cost of retrofitting or modifying secondhand product tankers as a result of charterer requirements;
●	shipyard capacity, financial condition and new vessel construction throughput/delays in deliveries;
●	availability, terms and cost of capital;
●	cost and supply of labor;
●	technological innovations and advances in product tanker design and capacity, including the introduction and operating performance of scrubbers;
●	conversion of product tankers to other uses and the conversion of other vessels to product tankers;

●	product tanker freight rates, whether time or spot charters;
●	port and canal congestion and supply chain disruption;
●	the cost of bunkers and fuel oil, and their impact on vessel speed; currency exchange rate fluctuations;
●	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities, including those that may limit the useful life product tankers; and
●	the number of product tankers that are out of service.

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

Furthermore, if new product tankers are built that are more efficient, more flexible, have longer physical lives or use more environmentally friendly fuel than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease.

Our financial results and operations may be adversely affected by the ongoing outbreak of COVID-19, and related governmental responses thereto.

In response to the outbreak of COVID-19 in late 2019, governments and governmental agencies around the world took numerous actions, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures, which resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. By 2021, however many of these measures were relaxed. Nonetheless, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for product tankers and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for product tankers and other shipping sectors, as we experienced in 2020-2021 and we may experience in the future, including, among other things:

●	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
●	decreases in the market value of product tankers and limited second-hand market for the sale of vessels;
●	limited financing for vessels;
●	loan covenant defaults; and
●	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2021, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2021, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

Moreover, COVID-19 and governmental and other measures related to it have led to a highly difficult environment in which to acquire and dispose of vessels given difficulty to physically inspect vessels. In addition, the location, cost and timing of vessel drydockings have been affected. The impact of COVID-19 has also resulted in reduced industrial activity globally, and more specifically, in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel.

This and future epidemics may affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. We continue to focus on our employees’ well-being, while making sure that our operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged and in certain cases required to operate remotely which significantly increases the risk of cyber security attacks.

The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels and ability to pay dividends on our Series A Convertible Preferred Stock.

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

There has been a global trend towards energy efficient technologies, lower environmental emissions and alternative sources of energy. In the long-term, demand for oil may be reduced by increased availability of such energy sources and machines that run on them. Furthermore, if the capacity of new ships delivered exceeds the capacity of product tankers being scrapped and lost, product tanker capacity will increase. If the supply of product tanker capacity increases and if the demand for product tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. In addition, product tankers currently used to transport crude oil and other “dirty” products may be “cleaned up” and reintroduced into the product tanker market, which would increase the available product tanker tonnage which may affect the supply and demand balance for product tankers. These changes could have an adverse effect on our business, results of operations and financial position.

Furthermore, over the last 10 years, a number of vessel owners have ordered and taken delivery of so-called “eco-efficient” vessel designs, which offer significant bunker savings as compared to older designs. Increased demand for and supply of “eco-efficient” vessels could reduce demand for the “Pyxis Malou” that is not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of cargoes in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. We cannot assure you that the Chinese economy will not experience a significant contraction in the future, especially in light of the impact of new variants of COVID-19. In January, 2022, the IMF lowered its growth estimate for China to 4.8% in 2022 due to disruptions within the housing sector, including the impact to the domestic construction industry, as well as the country’s zero-tolerance to the disease leading to reduce mobility and slower economic growth.

Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is adjusting the level of direct control that it exercises over the economy through state plans and other measures. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Moreover, an economic slowdown in the economies of the European Union (“EU”) and other Asian countries may further adversely affect economic growth in China and elsewhere. Also, several initiatives are underway in China with a view to reduce their dependency on (foreign) oil, such as the Net Zero 2060 initiative and development of shale oil on their own territory, which could impact the need for oil products transportation services. The method by which China attempts to achieve carbon neutrality by 2060, and any attendant reduction in the demand for oil, petroleum and related products, could have a material adverse effect on our business, cash flows and results of operations.

In addition, concerns regarding the possibility of sovereign debt defaults by EU member countries, including Greece, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the EU, the United States, and other parts of the world.

Global economic conditions may negatively impact the product tanker industry and we face risks attendant in economic and regulatory conditions around the world.

As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it can be negatively affected by decline in available credit facilities. Any weakening in global economic conditions may have a number of adverse consequences for product tankers and other shipping sectors, including, among other things:

●	low charter rates, particularly for vessels employed in the spot market;
●	decreases in the market value of product tankers; and demand for transport of refined petroleum products;

●	limited financing for vessels;
●	widespread loan covenant defaults; and
●	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends on our Series A Convertible Preferred Stock.

In recent years there have been continuing trade tensions, including significant tariff increases, between the United States and China. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash dividends on our Series A Convertible Preferred Stock.

Political instability, terrorist or other attacks, war, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends on our Series A Convertible Preferred Stock, may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the recent conflicts between Russia and Ukraine. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restrictions.

Changes in fuel, or bunkers, prices may adversely affect results of operations.

Fuel, or bunkers, is a significant expense in shipping operations for our vessels employed on the spot market and changes in the price of fuel may adversely affect the Company’s profitability and can have a significant impact on earnings. With respect to our vessels employed on time charter, the charterer is generally responsible for the cost and supply of fuel, but such cost may affect the charter rates we are able to negotiate for our vessels. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our tankers are not employed or are employed on voyage charters. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are prepared to pay. In addition, as of January 1, 2020 the entry into force of the 0.5% global sulfur cap in marine fuels under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI has initially led to a significant increase in the costs for low sulfur fuel used by vessels that are not equipped with exhaust gas scrubbers. None of our tankers have exhaust gas scrubbers, which may make them less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulfur fuel), and consequently may have difficulty finding employment, command lower charter hire, have difficulty in financing and/or need to be scrapped. While all costs of bunkers have risen over the year ended December 31, 2021, the price of our low sulphur fuel has increased approximately 73%. Further, fuel may become even more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Also, our 2009 tanker, “Pyxis Malou”, consumes more fuel than eco-efficient vessels. Consequently, employment of our older vessel may be lower and less profitable. Changes in the price of fuel may adversely affect our profitability.

If our vessels call on ports or territories located in or operate in countries or territories that are the subject of sanctions or embargoes imposed by the United States, the European Union, the United Nations, or other governmental authorities it could result in monetary fines and other penalties and adversely affect our reputation and the market price of our common shares.

Although none of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws in 2021, and through the date of this Annual Report, and we endeavor to take steps designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be affiliated with persons or entities that are, or may be in the future, the subject of sanctions or embargoes imposed by the U.S., the EU, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries, are party, or if we are found to be in violation of such applicable sanctions or embargoes, our results of operations may be adversely affected, we could face monetary fines or penalties, or we may suffer reputational harm.

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

A government could take actions for requisition of title, hire or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, such government could requisition our vessels for hire, which occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates.

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

Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors, which may affect our ability to develop as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Finally, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other, non-fossil fuel markets, which could have a negative impact on our access to and costs of capital.

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

Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicates that cyber-security regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cyber-security threats. Please see “Item 4. Information on the Company - B. Business Overview - International Product Tanker Shipping Industry.” If a vessel fails any survey or otherwise fails to maintain its class, the vessel will be unable to trade and will be unemployable, and may subject us to claims from the charterer if it has chartered the vessel, which would negatively impact our revenues as well as our reputation.

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

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”), which has yet to be ratified, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health, and safety. Upon the Hong Kong Convention’s entry into force, however, each ship sent for recycling will have to carry an inventory of its hazardous materials. Even though the Hong Kong Convention is currently not in effect, the European Parliament and the Council of the EU have adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities. We are required to comply with EU Ship Recycling Regulation as of December 31, 2020, since our ships trade in EU region.

These regulatory developments, when implemented, may lead to cost escalation by shipyards, repair yards and scrap yards. This may then result in a decrease in the residual recycling value of a vessel, vessel could potentially not cover the cost to comply with the latest requirements which may have an adverse effect on our future performance, results of operations, cash flows and financial position.

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

Maritime shipping will also be included in the Emission Trading Scheme (ETS) as of 2023 with a phase-in period. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

Territorial taxonomy regulations in geographies where we are operating and are regulatorily liable, such as EU Taxonomy, might jeopardize the level of access to capital. For example, EU has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Taxonomy. As long as we are an EU-based company meeting the NFRD prerequisites, we will be eligible for reporting our Taxonomy eligibility and alignment. Based on the current version of the Regulation, companies that own assets shipping fossil fuels are considered as not aligned with EU Taxonomy. The outcome of such provision might be either an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy.

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

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance, the impact of the stress of operations and stipulations from classification societies. If new product tankers are built that are more efficient, more flexible, have longer physical lives or use more environmentally friendly fuel than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. Similarly, technologically advanced vessels are needed to comply with environmental laws the investment in which along with the foregoing could have a material adverse effect on our results of operations, charter-hire payments and resale value of vessels. As a result, our financial condition and available cash could be adversely affected.

Risks Related to Our Business and Operations

We recently had a working capital deficit and may not be able to fund our ongoing operations.

We are operating in a challenging market with low charter rates and vessel utilization, which has significantly weakened our liquidity. We have incurred a net loss to common shareholders of $12.9 million for the year ended December 31, 2021 and have a working capital deficit of $3.7 million at December 31, 2021. Additionally, as of December 31, 2021, there was no amount available for us to draw down under our existing loan agreements.

In order to avoid there being substantial doubt about our ability to fund future operations, meet our obligations as they become due and help us fund our growth plans, we recently completed the sale of our two handysize tankers which generated $2.7 million in net proceeds and $0.6 million from the lender’s release of minimum liquidity deposits as well as refinanced the outstanding loan for the “Pyxis Malou” which extended our debt maturities and reduced interest costs.

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

Because we intend to charter some of the vessels in our fleet in the spot market or in pools trading in the spot market, we expect to have exposure to the cyclicality and volatility of the spot charter market and incur additional working capital. As of March 31, 2022, we operated three vessels] in the spot market which is highly competitive and volatile. Spot charter rates may fluctuate dramatically based on the competitive factors listed in the preceding risk factor. Since we charter some of our vessels on the spot market, and may in the future also admit our vessels in pools trading on the spot market, we have exposure to fluctuations in cash flows due to the cyclicality and volatility of the spot charter market. By focusing the employment of some of the vessels in our fleet on the spot market, we will benefit if conditions in this market strengthen. However, we will also be particularly vulnerable to declining spot charter rates. Future spot charters may continue to be at the rates currently prevailing in the spot market at which we cannot operate our vessels profitably and may fall further. If spot charter rates remain at current levels or decrease further, our earnings will be adversely impacted to the extent we have vessels trading on the spot market. Trading our vessels in the spot market or in pools requires greater working capital than operating under a time charter as the vessel owner is responsible for various voyage related costs, such as, fuel, port and canal charges, as well as additional timing for collections of charter receivables, including additional demurrage revenues.

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

In addition to the quality, age and suitability of the vessel, longer term charters tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

●	office assessments and audits of the vessel operator;

●	the operator’s environmental, health and safety record;

●	compliance with heightened industry standards that have been set by several oil companies and other charterers;

●	compliance with the standards of the IMO and periodic reporting of vessel emissions;

●	compliance with several oil companies and other charterers’ codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical requirements and relationships with third-parties;

●	shipping industry relationships, reputation for customer service, technical and operating expertise and safety record;

●	shipping experience and quality of ship operations, including cost-effectiveness;

●	quality, experience and technical capability of crews;

●	the ability to finance vessels at competitive rates and overall financial stability;

●	relationships with shipyards and the ability to obtain suitable berths with on-time delivery of new vessels according to customer’s specifications;

●	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

●	competitiveness of the bid in terms of overall price.

We cannot assure you that we would be successful in winning medium- and long-term employment for our vessels at profitable rates.

A substantial portion of our revenues is derived from a limited number of customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.

We currently derive substantially all of our revenues from a limited number of customers. In 2020, two customers accounted for approximately 74% of our total revenues with one customer accounting for 58% of our total revenues and in 2021, three customers accounted for approximately 56% of our total revenues, one of which accounted for 27% of our total revenues. The loss of any significant customer or a decline in the amount of services provided to a significant customer could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The Company’s growth depends on its ability to expand relationships with existing customers and obtain new customers, for which it will face substantial competition.

The process of obtaining new charters is highly competitive, generally involves an intensive screening process and competitive bids and often extends for several months. Contracts are awarded based upon a variety of factors, including the owner’s management experience; the operator’s industry relationships, experience and reputation for customer service, quality operations and safety; the quality, fuel consumption and age of the vessels; the quality, experience and technical capability of the crew; the operator’s willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and the competitiveness of the bid in terms of overall price.

The Company’s ability to obtain new customers will also depend upon a number of factors, many of which are beyond our control, including our ability to successfully manage our liquidity and obtain the necessary financing to fund our anticipated growth; identify and consummate desirable acquisitions, joint ventures or strategic alliances; and identify and capitalize on opportunities in new markets. Furthermore, it includes ITM’s ability to attract, hire, train and retain qualified personnel and managers to manage and operate its fleet; and being approved through the vessel vetting process of certain charterers.

We may not be able to successfully mix our charter durations profitably.

It may be difficult to properly balance time and spot charters and anticipate trends in these markets. Should more vessels be available on the spot or short-term market at the time we are seeking to fix new medium- to long-term time charters, we may have difficulty entering into such charters at profitable rates and for any term other than a short-term and, as a result, our cash flow may be subject to instability we cannot successfully employ our vessels in a profitable mix of medium- and long-term time charters and on the spot market, our business, results of operations and financial condition could be adversely affected.

We have limited current liquidity and have become reliant on Maritime and Maritime Investors, entities affiliated with our Chairman and Chief Executive Officer, Mr. Valentis, for our short-term working capital financing.

At December 31, 2021, we had cash and cash equivalents and restricted cash of $9.9 million. Of this amount, $3.7 million was restricted cash deposits required by our lenders. At December 31, 2021, Maritime had extended $4.0 million of advances which we used to pay various operating costs, debt service, dry docking costs and other obligations. The Due to related parties outstanding balance also included $3 million for the purchase of the “Pyxis Lamda”, that was subsequently repaid with cash on hand in early January, 2022. In the near-term, Maritime may advance or receive from us additional funds for similar purposes. Currently there are no specific repayment terms with respect to these advances, which Maritime controls as our manager. We cannot assure you that in the future Maritime will continue to provide these advances or other working capital funding on similar or different terms, or at all. If our operating cash flows are insufficient to satisfy our liquidity needs, we may have to rely on the sale of assets or additional debt or equity financings to raise adequate funds or restructure our indebtedness, or a combination thereof.

Also, on October 28, 2015, we and Maritime Investors entered into a promissory note, which as subsequently amended and supplemented, has an outstanding principal balance as of December 31, 2021 of $6.0 million payable on a quarterly basis at an annual interest rate of 7.5% in cash (the “Amended and Restated Promissory Note”). Please refer to “Item 7. Major Shareholders and Related Party Transactions” below for more information.

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

Our ability to compete for and enter into new period time and spot charters and to expand our relationships with our existing charterers will depend largely on our relationship with ITM and Maritime, and their respective reputation and relationships in the shipping industry. If ITM or Maritime suffers material damage to its reputation or relationships, it may harm our ability to obtain new charters or financing on commercially acceptable terms, maintain satisfactory relationships with our charterers and suppliers, and successfully execute our business strategies. If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition.

We may fail to successfully control our operating and voyage expenses.

Our operating results are dependent on our ability to successfully control our operating and voyage expenses. Under our ship management agreements with ITM we are required to pay for vessel operating expenses (which includes crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses), and, for spot charters, voyage expenses (which include bunker expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and conversions). These expenses depend upon a variety of factors, many of which are beyond our or the technical manager’s control, including unexpected increases in costs for crews, insurance or spare parts for our vessels, unexpected dry-dock repairs, mechanical failures or human error (including revenue lost in off-hire days), vessel age, arrest action against our vessels due to failure to pay debts, disputes with creditors or claims by third parties, labor strikes, severe weather conditions, any quarantines of our vessels and uncertainties in the world oil markets. Some of these costs, primarily relating to voyage expenses, such as bunker fuel, have been increasing and may increase more significantly in the future. Repair costs are unpredictable and can be substantial, some of which may not be covered by insurance. If our vessels are subject to unexpected or unscheduled off-hire time, it could adversely affect our cash flow and may expose us to claims for liquidated damages if the vessel is chartered at the time of the unscheduled off-hire period. The cost of dry-docking repairs, additional off-hire time, an increase in our operating expenses and/or the obligation to pay any liquidated damages could adversely affect our business, results of operations and financial condition.

We will be required to make substantial capital expenditures, for which we may be dependent on additional financing, to maintain the vessels we own or to acquire other vessels.

We must make substantial capital expenditures to maintain, over the long-term, the operating capacity of our fleet. Our business strategy is also based in part upon the expansion of our fleet through the purchase of additional vessels. Maintenance capital expenditures include dry-docking expenses, modification of existing vessels or acquisitions of new vessels to the extent these expenditures are incurred to maintain the operating capacity of our fleet. In addition, we expect to incur significant maintenance costs for our current and any newly-acquired vessels. A newbuilding vessel must be dry-docked within five years of its delivery from a shipyard, and vessels are typically dry-docked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. We estimate the cost to dry-dock a vessel is between $0.4 and $1.1 million (including estimated expenditures for upgrades to comply with new BWTS system regulations), depending on the age, size and condition of the vessel and the location of dry-docking. In addition, capital maintenance expenditures could increase as a result of changes in the cost of labor and materials, customer requirements, increases in the size of our fleet, governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment and competitive standards.

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

The Company does not plan to install scrubbers and will have to pay more for fuel which could adversely affect the Company’s business, results of operations and financial condition.

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

As of February 28, 2022, approximately 15.7% of the worldwide fleet of MR2 were scrubber-fitted. Fuel expense reductions from operating scrubber-fitted vessels could result in a substantial reduction of bunker cost for charterers compared to vessels in our fleet which do not have scrubbers. If (a) the supply of scrubber-fitted tankers increases, (b) the differential between the cost of HSFO and LSFO is high and (c) charterers prefer such vessels over our tankers, demand for our vessels may be reduced and our ability to re-charter our vessels at competitive rates may be impaired.

Furthermore, the availability of HSFO and LSFO around the world as well as the prices of HSFO and LSFO generally and the price differential between the two fuels have been uncertain and volatile. If LSFO is unavailable in port and we or our charterers cannot obtain a temporary waiver to refuel and use HSFO for the next voyage, we or our charterers could be subject to fines by regulatory authorities and be in violation of the charter agreements. Scarcity and the quality in the supply of LSFO, or a higher-than-anticipated difference in the costs between the two types of fuel, may cause the Company to pay more than for its fuel than scrubber fitted vessels, which could adversely affect the Company’s business, results of operations and financial condition.

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

Our future growth will depend on the successful implementation of our business strategy. A principal focus of our business strategy is to grow by expanding the size of our fleet while capitalizing on a mix of charter types, including on the spot market. Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of the Company’s fleet may impose significant additional responsibilities on our management and may necessitate an increase in the number of personnel. Other risks and uncertainties include distraction of management from current operations, insufficient revenue to offset liabilities assumed, potential loss of significant revenue and income streams, unexpected expenses, inadequate return of capital, regulatory or compliance issues, the triggering of certain covenants in the Company’s debt instruments (including accelerated repayment) and other unidentified issues not discovered in due diligence. As a result of the risks inherent in such transactions, the Company cannot guarantee that any such transaction will ultimately result in the realization of the anticipated benefits of the transaction or that significant transactions will not have a material adverse impact on its business, results of operations and financial condition. Our future growth will depend upon a number of factors, some of which are not within our control, including our ability to identify suitable tankers and/or shipping companies for acquisition at attractive prices, identify and consummate desirable acquisitions, joint ventures or strategic alliances, integrate any acquired tankers or businesses successfully with the Company’s existing operations, hire, train and retain qualified personnel to manage and operate our growing business and fleet, identify additional new markets, enhance the Company’s customer base, improve our operating, financial and accounting systems and controls, expand into new markets, and obtain required financing for our existing and new vessels and operations.

Acquisitions of vessels may not be profitable to us at or after the time we acquire them. We may fail to realize anticipated benefits, decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance vessel acquisitions, significantly increase our interest expense or financial leverage if we incur additional debt to finance vessel acquisitions, fail to integrate any acquired tankers or business successfully with our existing operations, accounting systems and infrastructure generally, incur assume unanticipated liabilities, capital expenditures, losses or costs associated or vessels acquired, or incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

The Company’s current business strategy includes additional future growth through the acquisition of secondhand vessels and, possibly, newbuild resales. While the Company typically inspects secondhand vessels prior to purchase, this does not provide the Company with the same knowledge about their condition that it would have had if these vessels had been built for and operated exclusively for us. Generally, the Company does not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. Moreover, upon delivery of the vessel, we will incur various start-up costs, such as provisioning, bunkers and crew training which temporarily increase our operating expenses.

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

In addition, unless we maintain cash reserves or raise external funds on acceptable terms for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard and range from 2034 to 2042. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for other cash needs, including improvement of working capital, early repayment of debt or possible cash dividends.

New vessels may experience initial operational difficulties and unexpected incremental start-up costs.

New vessels, during their initial period of operation, have the possibility of encountering structural, mechanical and electrical problems as well as unexpected incremental start-up costs. Typically, the purchaser of a newbuilding will receive the benefit of a warranty from the shipyard for new buildings, but we cannot assure you that any warranty we obtain will be able to resolve any problem with the vessel without additional costs to us and off-hire periods for the vessel. Upon delivery of a vessel, we may incur operating expenses above the incremental start-up costs typically associated with such a delivery and such expenses may include, among others, additional crew training, consumables and spares.

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

Should the carrying value plus the unamortized dry-dock and survey balance of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts plus the unamortized dry-dock and survey balances in connection with the estimated recoverable amount indicated no impairment charge for the Company’s vessels as of December 31, 2021; however, we have recognized a loss of $2.4 million in the aggregate from the classification of the two vessels the “Northsea Alpha” and “Northsea Beta” as held for sale, for the period ended December 31, 2021. See Note #2 (n) in the Consolidated Financial Statements.

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

Prior to our acquisition of the “Pyxis Lamda” in December, 2021, Maritime also provided commercial management services to the vessel, that was previously owned by an entity affiliated with Mr. Valentis. Such conflicts may have an adverse effect on our business, results of operations and financial condition.

Furthermore, Maritime beneficially owns approximately 54% of our total outstanding common stock, which may limit stockholders’ ability to influence our actions. As a result, Maritime Investors has the power to exert considerable influence over our actions through its ability to effectively control matters requiring stockholder approval, including the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether our other stockholders believe that any such transaction is in their or our best interests. For example, Maritime Investors could cause us to consummate a merger or acquisition that increases the amount of our indebtedness or causes us to sell all of our revenue-generating assets. We cannot assure you that the interests of Maritime will coincide with the interests of other stockholders. As a result, the market price of shares of our common stock could be adversely affected.

Furthermore, Maritime may invest in entities that directly or indirectly compete with us, or companies in which Maritime currently invests may begin competing with us. Maritime may also separately pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. As a result of these relationships, when conflicts arise between the interests of Maritime and the interests of our other stockholders, Mr. Valentis may not be a disinterested director. Maritime will effectively control all of our corporate decisions so long as they continue to own a substantial number of shares of our common stock.

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

Additionally, we may be subject to increased premium payments, or calls, in amounts based on its claim records, the claim records of Maritime or ITM, as well as the claim records of other members of the protection and indemnity associations through which the Company receives insurance coverage for tort liability, including pollution-related liability. The Company’s protection and indemnity associations may not have sufficient resources to cover claims made against them. The Company’s payment of these calls could result in significant expense to the Company, which could have a material adverse effect on us.

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

We, indirectly through our technical managers, employ masters, officers and crews to operate our vessels, exposing us to the risk that industrial actions or other labor unrest may occur. A number of the officers on our vessels are from the Ukraine and Russia, which have recently engaged in hostilities. We may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. A majority of the crew members on the vessels in our fleet that are under time or spot charters are employed under collective bargaining agreements. ITM is a party to some of these collective bargaining agreements. These collective bargaining agreements and any employment arrangements with crew members on the vessels in our fleet may not prevent labor interruptions, particularly since they are subject to renegotiation in the future. Any labor interruptions, including due to failure to successfully renegotiate collective bargaining employment agreements with the crew members on the vessels in our fleet, are not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect, could disrupt our operations and could adversely affect our business, results of operations and financial condition.

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

Amounts borrowed under our bank loan agreements bear interest at variable rates. Increases in prevailing interest rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease.

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

At any time that our operating cash flows are insufficient to service our debt and other liquidity needs, we may be forced to take actions such as increasing our accounts payable and/or our amounts due to related parties, reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, seeking bankruptcy protection or any combination of the foregoing. We cannot assure you that any of the actions previously listed could be affected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. As of December 31, 2021, our total funded debt outstanding, net of deferred financing costs, including the Amended and Restated Promissory Note, aggregated $82.6 million. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions as, among other things, if we are unable to meet our debt obligations or if some other default occurs under our loan agreements, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and foreclose against the collateral vessels securing that debt. Any such action could also result in an impairment of cash flows and our ability to service debt in the future. Further, our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

The market values of tanker vessels are highly volatile, have decreased in the past and may decrease further in the future which may cause the Company to recognize losses if we sell our tankers or record impairments and affect the Company’s ability to comply with its loan covenants and refinance its debt. The fair market values of product tankers have generally experienced high volatility. The fair market values for tankers declined significantly from historically high levels reached in 2008, and are modestly above levels of the past 10 years. You should expect the market value of our vessels to fluctuate. Values for ships can fluctuate substantially over time due to a number of factors that have been mentioned in this section. As vessels grow older, they naturally depreciate in value. If the market value of our fleet declines further, we may not be able to refinance our debt or obtain additional financing and our subsidiaries may not be able to make distributions to the Company. An additional decrease in these values could cause us to breach certain covenants that are contained in our loan agreements and in future financing agreements. The prepayment of certain debt facilities may be necessary to cause the Company to maintain compliance with certain covenants in the event that the value of the vessels falls below certain levels.

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

The restrictions and covenants in our current and future loan agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. Our current loan agreements contain, and future financing agreements will likely contain, restrictive covenants that prohibit us or our subsidiaries from, among other things:

●	paying dividends under certain circumstances, including if there is a default under the loan agreements with Alpha Bank (collectively, the “Facilities”) with respect to our subsidiaries Seventhone Corp. (“Seventhone”), Eighthone Corp. (“Eighthone”), Fourthone Corp. (“Fourthone”) and Eleventhone Corp. (“Eleventhone”), if the ratio of our (and our subsidiaries as a group) total liabilities (excluding the Promissory Note) to market value adjusted total assets is greater than 75% in the relevant year. As of December 31, 2021, the ratio of total liabilities over the market value of our adjusted total assets was 60%, and therefore, under the Alpha Bank Faciliities, these subsidiaries were permitted to distribute dividends to us as of December 31, 2021;

●	incurring or guaranteeing indebtedness;

●	charging, pledging or otherwise encumbering our vessels;

●	changing the flag, class, management or ownership of our vessels;

●	utilizing available cash;

●	changing ownership or structure, including through mergers, consolidations, liquidations or dissolutions;

●	making certain investments;

●	entering into a new line of business;

●	changing the commercial and technical management of our vessels;

●	selling, transferring, assigning or changing the beneficial ownership or control of our vessels; and

●	changing the control, or Mr. Valentis maintaining less than 25% ownership or Mr. Valentis ceases to be the Chairman, of the corporate guarantor.

In addition, the loan agreements generally contain covenants requiring us, among other things, to ensure that:

●	we maintain minimum liquidity cash balances based on the number of vessels owned and debt service requirements. Our required minimum cash balance as of December 31, 2020 and 2021 was $2.4 million and $3.7 million, respectively;

●	the fair market value of the mortgaged vessel plus any additional collateral must be no less than a certain percentage, ranging from 120% to 150%, of outstanding borrowings under the applicable loan agreement, less, in certain loan agreements, any money in respect of the principal outstanding with the credit of any applicable retention account and any free or pledged cash deposits held with the lender in our or its subsidiary’s name; and

●	we maintain vessel insurances of the higher of market value or at least 120% of the outstanding loan balance

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

Volatility of LIBOR, the cessation of LIBOR, replacement of our interest rate in our debt agreements and potential changes in the benchmark could affect our profitability, earnings and cash flow.

Our bank loans accrue interest based on LIBOR, typically for one and three month interest periods, which has been historically volatile. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new loan agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.

In response to the discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates. The impact of such a transition from LIBOR to SOFR or another alternative reference rate could be significant for us.

In order to manage our exposure to interest rate fluctuations under LIBOR, SOFR or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively hedge some of our floating rate debt obligations. For example, on January 19, 2018 and July 16, 2021, Seventhone entered into interest rate cap agreements for notional amounts of $10.0 million and $9.6 million at cap rates of 3.5% and 2%, respectively. The interest rate caps will terminate in July, 2022 and July, 2025, respectively. No assurance can however be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives, such as interest rate swaps, may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

Furthermore, as a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

Risks Related to our Common Stock

The market price of our common stock has fluctuated widely and the market price of our common stock may fluctuate in the future.

The market price of our common stock has fluctuated widely since our initial public offering in October 2015, reaching a high of $12.22 per share in December 2017 and a low of $0.35 per share in January 2022. Most recently during the period between January 3, 2022 and March 31, 2022 our shares reached a high of $1.10 and low of $0.35 with pricing continuing to be volatile, due to our results of operations and perceived prospects, the prospects of our competitors and of the shipping industry in general and in particular the product tanker sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the product tanker sector, changes in general economic or market conditions and broader market fluctuations.

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

We may not be able to generate sufficient cash to service our obligations, including our obligations under the Series A Convertible Preferred Shares.

In October 2020, we issued 200,000 units (“Units”) at a price of $25.00 per Unit and in July 2021, we completed a follow-on offering of 308,487 Series A Convertible Preferred Shares at $20.00 per share. Each Unit was immediately separable into (i) one 7.75% Series A Cumulative Convertible Preferred Share, par value $0.001 per share (the “Series A Convertible Preferred Shares”), and (ii) eight warrants (the “Warrants”). Our ability to make dividend payments on any outstanding shares of preferred stock, including the Series A Convertible Preferred Shares and any other preferred shares that we may issue in the future, and outstanding indebtedness will depend on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities or excess cash balances sufficient to permit us to pay the liquidation preference and dividends on our preferred stock, including the Series A Convertible Preferred Shares, as well as principal and interest on our outstanding indebtedness. Please also see the risk factor “We currently have a working capital deficit and may not be able to fund our ongoing operations”.

Conversion of the Series A Convertible Preferred Shares and Warrants will dilute the ownership interest of existing shareholders

As of March 31, 2022, there are currently 449,673 Series A Convertible Preferred Shares and 1,590,540 Warrants outstanding. Each Series A Convertible Preferred Share is convertible into common stock at any time of the option of the holder. Additionally, each Warrant represents the right to purchase a common share at a pre-determined exercise price. The conversion of the Series A Convertible Preferred Shares and exercise of outstanding warrants will dilute the ownership interest of existing shareholders by up to 18.5%, exclusive of 4,683 warrants to acquire 4,683 Series A Convertible Preferred Shares convertible into 83,638 common shares and 444,571 warrants to acquire 444,571 warrants exercisable into common stock, which are not included in the figures provided above, were issued to certain employees of ThinkEquity as compensation in connection with ThinkEquity’s role as underwriter and placement agent in the Company’s public offerings of Series A Convertible Preferred Shares and the 2021 Private common stock transaction.

The price of our Common Stock may be volatile.

Our shares of common stock have been listed on the NASDAQ since November 2, 2015. We cannot assure you that the public market for our common stock will be active and liquid. The price of shares of our common stock may fluctuate due to a variety of factors, some of which are beyond our control, including:

●	actual or anticipated fluctuations in our periodic results and those of other public companies in the shipping industry;

●	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

●	speculation in the press or investment community, including on-line newsletters, trading platforms and chat-rooms, about our business or the shipping industry generally;

●	mergers and strategic alliances in the shipping industry;

●	chartering environment, vessel values and conditions in the shipping industry;
●	evolving investor preferences away from carbon- based companies and towards environmentally friendly or sustainable companies;

●	changes in government regulation;

●	introduction of new technology by the Company or its competitors;

●	commodity prices and in particular prices of oil and natural gas;

●	the ability or willingness of OPEC to set and maintain production levels for oil;

●	oil and gas production levels by non-OPEC countries;

●	potential or actual military conflicts or acts of terrorism;

●	natural disasters affecting the supply chain or use of petroleum products;

●	the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts;

●	lower trading market for our common stock, which makes it somewhat illiquid;

●	the Company’s capital structure;

●	additions or departures of key personnel;

●	announcements concerning us or our competitors;

●	the general state of the securities market, especially small cap equities; and

●	domestic and international economic, market and currency factors unrelated to our performance.

These market and industry factors may materially reduce the market price of shares of our common stock, regardless of our operating performance. The seaborne transportation industry has been highly unpredictable and volatile. The market for shares of our common stock may be equally volatile, and was particularly volatile during mid- February 2021. For example, on February 16, 2021 our stock opened for trading at $1.67, hit an intraday high of $4.60 and closed at $2.96 based on volume of 45.5 million shares traded. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than those paid by you in any previous or future offerings.

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

The market price for shares of our common stock could decline as a result of sales by existing stockholders of large numbers of shares of our common stock, including our affiliate Maritime Investors, or as a result of the perception that such sales may occur. Any future sales of shares of our common stock by these stockholders might make it more difficult to us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate.

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

Furthermore, many of our directors and executive officers are not residents of the United States. As a result, you may have difficulty serving legal process within the United States upon us. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our existing vessels, and subsidiaries we form in the future will own any other vessels we may acquire in the future. All payments under our charters will be made to our subsidiaries. As a result, our ability to meet our financial and other obligations, and to possibly pay dividends in the future, will depend on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of our loan agreements, any financing agreement we may enter into in the future, or by Marshall Islands or Maltese law, which regulates the payment of dividends by our companies. The Alpha Bank loan agreements covering four of our subsidiaries, prohibit paying any dividends to us unless the ratio of the total liabilities, exclusive of the Amended and Restated Promissory Note, to the market value adjusted total assets (total assets adjusted to reflect the market value of all our vessels) of us and our subsidiaries as a group is 75% or less. As of December 31, 2021, the ratio of total liabilities over the market value of our adjusted total assets (calculated in accordance with the Alpha Bank Facilities) was 60%. If we or the borrowing subsidiaries do not satisfy the 75% requirement or if we or a subsidiary(s) breach a covenant in our loan agreements or any financing agreement we may enter into in the future, such subsidiary may be restricted from paying dividends. If we are unable to obtain funds from our subsidiaries, we will not be able to fund our liquidity needs or pay dividends in the future unless we obtain funds from other sources, which we may not be able to do.

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

On June 16, 2021, Nasdaq notified us of our noncompliance with the minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq’s listing rules. Following this deficiency notice, the Company was not in compliance with the minimum bid price for the second half of 2021. In mid- December 2021, NASDAQ granted us an additional 180-day extension until June 13, 2022 to regain compliance. However, as of the date of this annual report, we have not met the minimum bid price requirement, and the Company intends to effect a reverse stock split, which is subject to shareholder approval, to regain compliance with Nasdaq’s continued listing standards. There is no guarantee that the post-split share price will be sufficient to meet such standards.

A continued decline in the closing price of our common shares on Nasdaq could result in suspension or delisting procedures in respect of our common shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our common shares as well as our other publicly-traded equity linked securities to investors and constitutes a breach under certain of our credit agreements and would cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.

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

During our 2021 taxable year, we and our ship owning subsidiaries are organized under the laws of the Republic of the Marshall Islands and the laws of the Republic of Malta. The Republic of the Marshall Islands is a country that has in place with the United States of America both an Order affording relief from double taxation in relation to the taxation of income derived from the international operation of ships and aircraft which entered into force on the 11th March 1997 in respect of income derived on or after the 1st January 1997; as well as a Convention for the avoidance of double taxation and prevention of fiscal evasion with respect to taxes on income which entered into force on the 23rd November 2010.

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

A non-U.S. corporation will be treated as a “passive foreign investment company” (or a “PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income for any taxable year consists of certain types of ”passive income,” or (ii) at least 50% of the average value of the corporation’s assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, time and voyage charter income is generally viewed as income derived from the performance of services and not rental income and, therefore, would not constitute “passive income.” U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

Based on our current and projected operations, we do not believe that we (or any of our subsidiaries) were a PFIC in our 2021 taxable year, and we do not expect to become (or any of our subsidiaries to become) a PFIC with respect to the 2022 or any later taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute “passive assets.” There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are (or were in a prior taxable year) a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.

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

As of March 31, 2022, we own the vessels in our current fleet through five separate wholly-owned subsidiaries that are incorporated in the Marshall Islands and Malta. We acquired certain vessel-owning subsidiaries from affiliates of our founder and Chief Executive Officer in connection with our merger with LookSmart in October 2015, three of which are part of our current fleet. Pursuant to the foregoing, LookSmart merged with and into Maritime Technologies Corp. and we commenced trading on the NASDAQ Capital Market under the symbol “PXS”. As part of the merger transactions, LookSmart transferred all of its then existing business, assets and liabilities to its wholly-owned subsidiary, which was spun off to the LookSmart stockholders.

We periodically assess the value of our fleet from an operational and financial standpoint as well as potential strategic opportunities, such as vessel acquisitions or dispositions and equity and debt capital raises.

Recent and Other Developments

Sale of Two Vessels: In January and March, 2022, we sold the “Northsea Alpha” and Northsea Beta, respectively, two 2010 built 8,600 dwt product tankers for an aggregate sale price of $8.9 million. After the repayment of the outstanding indebtedness securing these vessels and the payment of various transaction costs, we received aggregated net cash proceeds of approximately $2.7 million, which was used for working capital purposes.

Dividend Payments: On January 20, 2022, February 23, 2022 and March 21, 2022, we paid cash dividends of $0.1615 per Series A Convertible Preferred Share for each month.

Receipt of NASDAQ Notice: On June 16, 2021, Nasdaq notified us of our noncompliance with the minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq’s listing rules. Following this deficiency notice, we were not in compliance with the minimum bid price for the second half of 2021. In mid- December 2021, NASDAQ granted us an additional 180-day extension until June 13, 2022 to regain compliance. However, as of the date of this annual report, we have not met the minimum bid price requirement, and the Company intends to affect a reverse stock split, which is subject to shareholder approval, to regain compliance with Nasdaq’s continued listing. There is no guarantee that the post-split share price will be sufficient to meet such standards.

Uncertainties caused by the Russian-Ukrainian War: The recent outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the EU, among other countries, announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil and oil products from Russia to the United States. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and given Russia’s role as a major global exporter of crude oil and oil products, the Company’s business may be adversely impacted. Currently, the Company’s charter contracts, or our operations, have not been affected by the events in Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows. See “Item 3. Key Information – D. Risk Factors – Political instability, terrorist or other attacks, war, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business”.

B. Business Overview

Overview

We are an international maritime transportation company focused on the product tanker sector. As of March 31, 2022, our fleet is comprised of five double hull product tankers, which are employed under a mix of spot and medium-term time charters. As of February 28, 2022, our MR fleet had an average age of 8.5 years compared to an industry average of approximately 12.8 years, with a total cargo carrying capacity of 249,554 dwt. We acquired three of these vessels in 2015 and one tanker in 2021 from affiliates of our founder and Chief Executive Officer, Mr. Eddie Valentis. All of the vessels in the fleet are MR tankers, all of which have eco-efficient or eco-modified designs. Each of the vessels in the fleet has IMO certifications and is capable of transporting refined petroleum products, such as naphtha, gasoline, jet fuel, kerosene, diesel and fuel oil, as well as other liquid bulk items, such as vegetable oils and organic chemicals.

Our principal objective is to own and operate our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the product tanker sector to maximize our revenues. We intend to expand the fleet through selective acquisitions of modern product tankers, primarily MRs, and to employ our vessels through time charters to creditworthy customers and on the spot market. We intend to continually evaluate the markets in which we operate and, based upon our view of market conditions, adjust our mix of vessel employment by counterparty and stagger our charter expirations. In addition, we may choose to opportunistically direct asset sales or acquisitions when conditions are appropriate. In January and March, 2022, our two small tankers, “Northsea Alpha” and Northsea Beta, respectively, were sold to a third party.

The Fleet

The following table provides summary information concerning our fleet as of March 31, 2022:

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter (1) Rate (per day)	Anticipated Earliest Redelivery Date

Pyxis Lamda	SPP / S. Korea	MR	50,145	2017	Time	15,700	July 2022
Pyxis Epsilon	SPP* / S. Korea	MR	50,295	2015	Spot	n/a	n/a
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Spot	n/a	n/a
Pyxis Karteria	Hyundai** / S. Korea	MR	46,652	2013	Time	14,000	May 2022
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Spot	n/a	n/a

			249,554

(1)	These are gross charter rates and do not reflect any commissions payable.

*SPP is SPP Shipbuilding Co., Ltd.

** Hyundai is Hyundai Heavy Industries

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

In the future, we may also place one or more of our vessels in pooling arrangements or on bareboat charters:

●	Pooling Arrangements. In pooling arrangements, vessels are managed by a single pool manager who markets a number of vessels as a single, cohesive fleet and collects, or pools, their net earnings prior to distributing them to the individual owners, typically under a pre-arranged weighting system that recognizes a vessel’s earnings capacity based on various factors. The vessel owner also generally pays commissions on pooling arrangements generally ranging from 1.25% to 5.0% of the earnings.

●	Bareboat Charters. A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer generally provides for all of the vessel’s operating expenses in addition to the voyage costs and assumes all risk of operation. A bareboat charterer will generally be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel, including dry-dockings and insurance.

Our Competitive Strengths

We believe that we possess a number of competitive strengths relative to other product tanker companies, including:

●	High Quality Fleet of Modern Tankers. As of February 28, 2022, our fleet had an average age of 8.5 years, compared to an industry average of approximately 12.8 years. Our fleet of vessels consists of MR tankers that were built in Korean shipyards. We believe these MR tankers provide our customers with high quality and reliable transportation of cargos at competitive operating costs and operational flexibility. Owning a modern fleet reduces off-hire time, repairs and maintenance costs, including dry-docking expenses, and improves safety and environmental performance. Also, lenders are attracted to modern, well- maintained vessels, which can result in more reasonable terms for secured loans.

●	Established Relationships with Charterers. We have developed long-standing relationships with a number of leading tanker charterers, including major integrated and national oil companies, refiners, international trading firms and large vessel operators, which we believe will benefit us in the future as we continue to grow our business. Our customers have included, among others, Trafigura, BP, Equinor, Total, Vitol, Shell, ST Shipping (an affiliate of Glencore), Clearlake (a subsidiary of Gunvor), Petrobras, Valero, NIDAS and their respective subsidiaries. We strive to meet high standards of operating performance, achieve cost-efficient operations, reliability and safety in all of our operations and maintain long-term relationships with our customers. In concert with our technical manager, we constantly monitor and report the environmental impact of our vessels to address increasing industry-wide emissions concerns. We believe that our charterers value our fleet of modern, quality tankers as well as our management team’s industry experience. These attributes should allow us to continue to charter our vessels and expand our fleet.

●	Competitive Cost Structure. Even though we currently operate a relatively small number of vessels, we believe we are relatively cost competitive as compared to other companies in our industry. This is a result of our fleet profile, our experienced technical and commercial managers as well as the hands-on approach and substantial equity ownership of our management team. Moreover, a constant focus on operational improvements is a key component of our corporate culture. Our technical manager, ITM, manages approximately 50 tankers, including our vessels. Our technical and commercial management fees aggregate to $756 per day per vessel, which is competitive within our industry. Our collaborative approach between our management team and our external managers creates a platform that we believe is able to deliver excellent operational results at competitive costs and positions us for further growth. Total daily operational costs is a non-U.S. GAAP measure.

●	Well-Positioned to Capitalize on Improving Rates. We believe our current fleet is positioned to capitalize when spot and time charter rates improve. As of March 31, 2022, we had two tankers contracted under time charter and three under spot voyages. As of March 31, 2022, 14% of our fleet’s remaining available days in 2022 were contracted, exclusive of charterers’ options. For any additional tankers we may acquire, we expect to continue to employ our mixed chartering strategy.

●	Experienced Management Team. Our four senior officers, led by our Chairman and Chief Executive Officer, Mr. Eddie Valentis, have combined over 100 years of industry experience in shipping, including vessel ownership, acquisitions, divestitures, newbuildings, dry-dockings and vessel modifications, on-board operations, chartering, technical supervision, corporate management, legal/regulatory, accounting and finance.

Our Business Strategy

Our principal objective is to own, operate and grow our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the tanker sector. Our strategy to achieve this objective includes the following:

●	Maintain High Quality Fleet of Modern Tankers. We intend to maintain a high quality fleet that meets rigorous industry standards and our charterers’ requirements and that has an average age of 10 years or less. We consider our fleet to be high quality based on the specifications to which our vessels were built and the reputation of each of the shipyards that built the vessels. We believe that our customers prefer the better reliability, fewer off-hire days and greater operating efficiency of modern, high quality vessels. Our MR tankers are all eco-efficient and eco-modified designed vessels which offer the benefits of lower bunker consumption and reduced emissions. In addition, we are able to cost-effectively operate standard older MRs based on our prior experience. We also intend to maintain the quality of our fleet through ITM’s comprehensive planned maintenance and preventive maintenance programs.

●	Grow the Fleet Opportunistically. We plan to take advantage of what we believe to be attractive asset values in the product tanker sector to selectively expand our fleet through acquisitions. We believe that demand for tankers will expand as trade routes for liquid cargoes continue to evolve to developed markets, such as those in the United States and Europe, and as changes in refinery production patterns in developing countries such as China and India, as well as in the Middle East, contribute to increases in the transportation of refined petroleum products. We believe that a diversified tanker fleet will enable us to serve our customers across the major tanker trade routes and to continue to develop a global presence. We have strong relationships with reputable owners, charterers, banks and shipyards, which we believe will assist us in identifying attractive vessel acquisition opportunities. We intend to focus primarily on the acquisition of IMO II and III class MR tankers of 10 years of age or less, which have been built in Tier 1 Asian shipyards and have modern bunker efficient designs given demands for lower bunker consumption and concerns about environmental emissions. We will also consider acquisitions of newbuild vessels (also called re-sales), which typically have lower operating costs and emissions, and of fleets of existing vessels when such acquisitions are accretive to stockholders or provide other strategic or operating advantages to us.

●	Optimize the Operating Efficiency of our Fleet. We evaluate each of our existing and future vessels regarding their operating efficiency, and if we believe it will advance the operation of our fleet and benefit our business, we may make vessel modifications to improve fuel consumption and meet stricter environmental standards. We will consider making such modifications when the vessels complete their charter contracts or undergo scheduled dry-docking, including installation of required of ballast water treatment systems, or with new acquisitions, at the time we acquire them. Among the modifications that we monitor and may make in the future to our vessels include: fitting devices that reduce main engine bunker consumption without reducing available power and speed; fitting devices that improve bunker combustion and therefore bunker consumption for auxiliary equipment; efficient electrical power generation and usage; minimizing hull and propeller frictional losses; systems that allow for optimized routing; and systems that allow for improved maintenance, performance monitoring and management. We refer to vessels that have one or more of these modifications as “eco-modified.” We have evaluated and successfully installed in vessels a variety of technologies and equipment that have resulted in operating efficiencies and lower emissions. For example, we completed modifications on “Pyxis Malou” during its first special survey that we believe has resulted in our attaining an attractive return on such capital investment in the first year of operation. In 2019, we installed a BWTS during her second special survey in order to meet new environmental regulations. We will continue to build on our experience with these and other modifications and seek methods to efficiently improve the operational performance of our vessels while keeping costs competitive and meet full regulatory compliance and increasing environmental standards.

●	Utilize Portfolio Approach for Commercial Employment. We expect to employ the vessels in our fleet under a mix of spot and time charters (with and without profit share), bareboat charters and pooling arrangements. We expect to diversify our charters by customer and staggered duration. In addition, any long-term time charters we enter into with a profit sharing component will offer us some protection when charter rates decrease, while allowing us to share in increased profits in the event rates increase. We believe that this portfolio approach to vessel employment is an integral part of risk management which will provide us a base of stable cash flows while providing us the optionality to take advantage of rising charter rates and market volatility in the spot market.

●	Preserve Strong Safety Record & Commitment to Customer Service and Support. Maritime and ITM have strong histories of complying with rigorous health, safety and environmental protection standards and have excellent vessel safety records. We expect to continue to meet charterers’ (and lenders’) reporting requirements of vessel emissions. We intend to maintain these high standards in order to provide our customers with a high level of safety, customer service and support.

●	Maintain Financial Flexibility. We intend to maintain financial flexibility to expand our fleet by targeting a balanced capital structure of debt and equity. As part of our risk management policies, depending on the chartering environment, we intend to enter into time charters for most of the vessels we acquire, which provide us predictable cash flows for the duration of the charter and attract lower-cost debt financing at more favorable terms. We believe this will allow us to build upon our strong commercial lending relationships and optimize our ability to access the public capital markets to respond opportunistically to changes in our industry and financial market conditions.

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

Head Management Agreement and Ship Management Agreements with Maritime. Headquartered in Maroussi, Greece, Maritime was formed in May 2007 by our founder and Chief Executive Officer to take advantage of opportunities in the tanker sector. Maritime’s business employs or receives consulting services from 13 people in four departments: technical, operations, chartering and finance/accounting. We entered into a head management agreement with Maritime (the “Head Management Agreement”) pursuant to which they provide us and our vessels, among other things, with ship management services and administrative services. Under the Head Management Agreement, each vessel-owning subsidiary that owns a vessel in our fleet also enters into a separate ship management agreement with Maritime. Maritime provides us and our vessels with the following services: commercial, sale and purchase, provisions, insurance, bunkering, operations and maintenance, dry-docking and newbuilding construction supervision. Maritime also provides administrative services to us such as executive, financial, accounting and other administrative services. As part of its responsibilities, Maritime supervises the crewing and technical management performed by ITM for all our vessels. In return for such services, Maritime receives from us:

●	for each vessel while in operation a fee of $325 per day subject to annual inflationary adjustments, and for each vessel under construction, a fee of $450 per day, plus an additional daily fee, which is dependent on the seniority of the personnel, to cover the cost of the engineers employed to conduct the supervision (collectively the “Ship-Management Fees”);

●	1.00% on the price of any vessel sale transaction;

●	1.25% of all chartering, hiring and freight revenue we receive that was procured by or through Maritime; and

●	a lump sum of approximately $1.6 million per annum for the administrative services it provides to us (the “Administration Fees”).

The Ship-Management Fees and the Administration Fees are subject to annual adjustments to take into account inflation in Greece or such other country where Maritime was headquartered during the preceding year. In 2020 there was nominal deflation in Greece, so there was no scheduled increase in these fees for 2021. However, effective January 1, 2022, the Ship-Management Fees and the Administration Fees were increased by 1.23% in line with the average inflation rate in Greece in 2021 and were approximately $336 per day per ship and $1.7 million annually, respectively. We believe these amounts payable to Maritime are very competitive to many of our U.S. publicly listed tanker competitors, especially given our relative size. We anticipate that once our fleet reaches 15 tankers, the fee that we pay to Maritime for its ship management services for vessels in operation will recognize a volume discount in an amount to be determined by the parties at that time.

The Head Management Agreement was automatically renewed on March 23, 2020 for a five-year period and may be terminated by either party on 90 days’ notice prior to March 23, 2025.

For more information on our Head Management Agreement and our ship management agreements with Maritime, please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

Ship Management Agreements with ITM. We outsource the day-to-day technical management of our vessels to an unaffiliated third party, ITM, which has been certified for ISO 9001:2008 and ISO 14001:2004. Each vessel-owning subsidiary that owns a vessel in our fleet under a time or spot charter also typically enters into a separate ship management agreement with ITM. ITM is responsible for all technical management, including crewing, maintenance, repair, dry-dockings and maintaining required vetting approvals. In performing its services, ITM is responsible for operating a management system that complies, and ITM ensures that each vessel and its crew comply, with all applicable health, safety and environmental laws and regulations. In addition to reimbursement of actual vessel related operating costs, we also pay an annual fee to ITM which in 2021 was $155,000 per vessel (equivalent to approximately $425 per day). This fee is reduced to the extent any vessel ITM manages is not fully operational for a time, which is also referred to as any period of “lay-up.”

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

Insurance. We are obligated to keep insurance for each of our vessels, including hull and machinery insurance and protection and indemnity insurance (including pollution risks and crew insurances), and we must ensure each vessel carries a certificate of financial responsibility as required. We are responsible to ensure that all premiums are paid. Please see “Item 4. Information on the Company – B. Business Overview. – Risk Management and Insurance” below.

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

The following table sets forth information regarding the insurance coverage on our existing fleet as of March 31, 2022.

Type	Aggregate Sum Insured For All Vessels in our Existing Fleet
Hull and Machinery	$199.0 million
War Risk	$199.0 million
Protection and Indemnity (“P&I”)	Pollution liability claims: limited to $1.0 billion per vessel per incident

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

Competition

We operate in international markets that are highly competitive. As a general matter, competition is based primarily on the supply and demand of commodities and the number of vessels operating at any given time. We compete for charters, in particular, on the basis of price and vessel location, size, age and condition, as well as the acceptability of the vessel’s operator to the charterer and on our reputation. We will arrange charters for our vessels typically through the use of brokers, who negotiate the terms of the charters based on market conditions. Competition arises primarily from other product tanker owners, including major oil companies as well as independent tanker companies, some of which have substantially greater financial and other resources than we do. Although we believe that no single competitor has a dominant position in the markets in which we compete, the trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which will likely result in greater competition to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Ownership of product tankers is highly fragmented and is divided among publicly listed companies, state-controlled owners and independent shipowners, some of which also have other types of tankers or vessels that carry diverse cargoes. Several of our U.S. publicly listed competitors include Scorpio Tankers Inc., Ardmore Shipping Corporation, International Seaways, Inc. and Top Ships Inc.

Customers

We market our vessels and related services to a broad range of customers, including international commodity trading companies and oil, gas, and large shipping companies.

Our significant customers that accounted for more than 10% of our revenues in 2020 and 2021 were as follows:

Charterer	Year ended December 31,
	2020	2021
Trafigura Maritime Logistics Pte. Ltd.	58%	27%
Clearlake Shipping Pte. Ltd.	16%	17%
Greenergy Fuels LTD	—	12%
Total	74%	56%

In addition to these companies, we and our ship manager, Maritime, also have historical and growing chartering relationships with major integrated oil and international trading companies, including BP, Shell, Equinor, Total, Vitol, Clearlake (a subsidiary of Gunvor), ST Shipping (an affiliate of Glencore), Valero and their respective subsidiaries.

As of December 31, 2021, we had $0.7 million trade receivable outstanding related to our customers that accounted more than 10% of our revenues during 2021, of which $0.5 million has been subsequently collected as of March 31, 2022. We do not believe that we are dependent on any one of our key customers. In the event of a default of a charter by any of our key customers, we could seek to re-employ the vessel in the spot or time charter markets, although the rate could be lower than the charter rate agreed with the defaulting charterer.

Environmental, Social and Governance Practices

We are committed to implementing and monitoring Environmental, Social and Governance (ESG) practices throughout our organization. Regarding these matters, the following summarizes our efforts which are evolving and should further develop over time.

Environmental

We are primarily engaged in the global transportation of refined petroleum products. We recognize that greenhouse gas (“GHG”) emissions, which are largely caused by consumption of fossil fuels, contribute to the warming of the climate. The shipping industry, which is heavily dependent on the burning of such fuels, faces the dual challenge of reducing its carbon footprint by transitioning to the use of low-carbon fuels while meeting demands throughout the global energy value chain. Our environmental initiates are:

● Executing on a fleet renewal program to purchase modern, more technologically advanced tankers that have enhanced the energy efficiency of our fleet, reduced fuel consumption and lower GHG emissions on a ton-mile basis as well as to sell older, less efficient, less environmentally -friendly vessels;

● Through our operations department, and with the assistance of our external manager, ITM, using vessel performance optimization software to monitor vessel operating performance and fuel consumption;

● At dry-dockings, selectively applying high specification hull coatings and, if design permit, installing various energy saving devices, such as, mews ducts, to improve vessel performance and reduce fuel consumption;

● Retrofitting the installation of BWTS on our vessels to comply with all applicable environmental regulations;

● Reducing sulphur emissions by following strategies to comply with the IMO fuel regulations which went into effect in January 2020;

● Implementing a third-party data collection and analysis platform to gather information from our vessels with the objective of reducing fuel consumption and CO2 emissions and provide data to our customers and lenders, if requested;

● Complying with the EU’s requirements relating to any inventories of hazardous materials on board our vessels;

● Committing to practice environmentally and socially responsible ship recycling and to report any hazardous materials contained in a vessel’s structure and equipment as a signatory to the Maltese Ship Recycling Registration; and

● Maintaining operational excellence within our fleet to ensure continued compliance with all relevant regulatory environmental standards.

Social

Given the history, varying cultures and nature of vessel operations, modern social practices within international shipping can be challenging. ITM is responsible for all the crews on our vessels. Our initiatives are as follows:

● Abiding by equal opportunity employer guidelines and promoting diversity in the workforce;

● Complying with the International Transport Workers’ Federation agreement which regulates the employment conditions for our seafarers;

● Monitoring ITM’s on-board crew health and safety management systems; and

● Volunteering with, and donating to, various local charities and causes.

Governance

Our Board of Directors, which includes three independent, experienced members from the shipping industry and maritime finance. Their experience with other publicly traded maritime companies has been beneficial to us. The Company’s management team, led by the Chief Executive Officer, has the day-to-day responsibility to execute appropriate action. Our governance initiates include:

● Maintaining a good corporate governance structure in accordance with the Republic of Marshall Islands and in compliance with Nasdaq for continued listing of our publicly-traded securities;

● Independent members of our Board of Directors chair various oversight committees;

● Adopting a comprehensive code of ethics program within the organization through our Code of Business Conduct & Ethics as well as Whistleblower Policy that provides ongoing support and controls; and

● Focusing on transparent reporting of sustainability, operating and financial performance.

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

The refined petroleum products (“Products”) tanker shipping industry has undergone some fundamental changes since 2003. From 2003 to 2008 seaborne trade in Products was spurred on by rising global oil demand and by changes in the location of refinery capacity. While in recent years, the development of shale oil reserves in the U.S. has helped to underpin the continued expansion in seaborne Products trades, with the U.S. becoming the world’s largest exporter of Products.

Overall, seaborne trade in Products grew by a compound annual growth rate (CAGR) of 1.0% between 2012 and 2021, rising from 859 million tons to 943 million tons. The outbreak of COVID-19 in early 2020 severely affected demand of crude oil and Products as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. Accordingly, the world seaborne tanker trade, including crude oil, oil products and chemicals fell 8.6% to 3,105 million tons in 2020. Crude oil trade declined 8.5% and oil products trade declined 10.1% during the same period. However, total world seaborne tanker trade grew slightly to 3,120 million tons in 2021 mainly due to a sharp recovery in global oil demand which increased 5.6 mbpd in 2021 fueled by robust economic growth, rising vaccination rates and higher mobility levels. Several countries authorized emergency use of various COVID-19 vaccines and a widespread availability of these vaccines has played a key role in containing the pandemic, which will support the seaborne trade and tanker demand. Global economic recovery coupled with the recent energy crisis, which started in October 2021, has provided the much-needed boost to oil demand. According to the latest report (March 2022) from IEA, global oil demand is expected to increase 2.1 mbpd (compared to 2021) to 99.7 mbpd in 2022. However, a surge in new COVID cases globally since November 2021 has slowed the recovery in global oil demand to some extent.

The Products Market

Future growth in seaborne product trades is dependent on a number of factors, not least of which will be prevailing trends in the global economy and in oil demand. However, it is apparent that seaborne trade will continue to be supported by the emergence of the U.S. as a major exporter of Products and the growth in refining capacity in countries such as China, India and the Middle East, which are heavily focused on servicing export markets.

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2012 and 2021, the total OECD refining throughput declined at 0.8% CAGR to 34.3 mbpd, largely because of cutbacks in OECD Europe and OECD Americas. Refinery throughput of OECD countries declined 13.1% yoy to 33.1 mbpd in 2020 mainly because of the pandemic which hit global oil demand and higher inventory levels. In 2020, refining throughput of OECD countries accounted for 44.5% of global refinery throughput. After a record drop in 2020, OECD refinery runs gathered steam in 2021 with improvement in oil demand, but high crude oil prices led to drawdowns in the inventory of refined products, limiting the gains in refinery runs to some extent.

Nearly 610 kbpd of net refining capacity in the Middle East and another 130 kbpd in Asia are expected to be added in 2022 with nearly 70 kbpd of net refinery capacity in North America and Europe are expected to be phased out during the same year. As a result of these developments, countries such as India and Saudi Arabia have consolidated their positions as major exporters of products. The shift in refinery capacity is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East. From 2022 to 2026, the anticipated net additions to refinery capacity on a regional basis is 4.92 mbpd, or 4.8% of the global refinery capacity at the end of 2020. In 2022, 475 kbpd of refinery shut down is expected.

The Product Tanker Fleet

As of February 28, 2022, the worldwide product tanker fleet comprised of 3,002 vessels with a combined capacity of 164.2 million dwt including 1,615 MR2 vessels with 77.9 million dwt. Future supply will be affected by the size of the newbuilding orderbook. As of February 28, 2022, there were 164 product and product/chemical tankers on order, equivalent to 5.5% of the existing fleet by units and 6.3% of the existing fleet by dwt. The MR2 orderbook was equivalent to 7.4% of the existing MR2 fleet by units and 7.6% by dwt. The existing orderbook-to-fleet ratio for product tankers is substantially lower than ~25% in 2009 and ~15% in 2016. A total of 57 vessels (including 35 MR2) were ordered in 2021, of which only 4 vessels (including 2 MR2) will be scrubber-fitted ships. Only two MR2 were ordered in the first two months of 2022.

Based on the existing orderbook and scheduled deliveries as of February 28, 2022, nearly 4.8 million dwt is expected to be delivered in the next 10 months of 2022, 4.4 million dwt in 2023 and 1.1 million dwt in 2024 and beyond. 61 newbuild MR2 vessels with an aggregate capacity of 3.0 million dwt are expected to join the global product tanker fleet in the next 10 months of 2022. In recent years, however, the orderbook has been affected by the non-delivery of vessels (sometimes referred to as “slippage”), which in certain years has been as high as 35% of the scheduled deliveries. Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while others were due to vessel cancellations. Slippage is likely to remain an issue going forward and, as such, it will have a moderating effect on product tanker fleet growth over the next two years. The spread of COVID-19 resulted in substantially higher slippage of MR2 vessels in 2020 at 12% (based on number of vessels) compared with 10.8% in 2019. Slippage increased to 14.1% in 2022 for MR2 vessels as shipowners postponed delivery due to softer product tanker charter market. For the period 2017-22, the average annual slippage rate was 13.4% for MR2 tankers.

Tanker supply is also affected by vessel scrapping or demolition and the removal of vessels through loss and conversion. As a product tanker ages, vessel owners often conclude that it is more economical to scrap the vessel that has exhausted its useful life than to upgrade it to maintain its “in-class” status. Often, particularly when tankers reach approximately 25 years of age (less in the case of larger vessels), the costs of conducting the class survey, performing required repairs and upgrades for environmental compliance become inefficient and potentially uneconomical. A spike in vessel earnings in Spring, 2020 compared to 2019 led to a decline in demolitions and 21 product tankers with an aggregate capacity of 876 thousand dwt were sent to the scrapyards. Demolition surged in 2021 with relatively weak crude and product tanker earnings with 70 product tankers aggregating 3.4 million dwt were sold to scrapyards (33 MR2 tankers totaling 1.5 million dwt). As of February 28, 2022, nine product tankers (seven MR2) with aggregate capacity of 397 thousand dwt (326 thousand dwt MR2) were scrapped in 2022. The average age of the global product and product/chemical fleet was 12.1 years as of February 28, 2022.

The age profile data indicates that the more sophisticated product/chemical fleet is generally younger than its straight product tanker counterpart. The average age of MR2 product tankers is 15.7 years whereas for MR2 product/chemical tankers, the average age is 9.9 years. As on February 28, 2022 the average age of global MR2 fleet was 12.8 years. Nearly 16.8% (16.4% capacity) of product tankers in the global MR2 fleet are over 20 years of age, and 3.9% (3.6% capacity) of product/chemical MR2’s are more than 20 years of age. In the current global product tanker fleet, 7.1% of the current MR2 fleet or 114 vessels are aged 20 years or more.

In 2020, the tanker market underwent an unprecedented turbulence due to the outbreak of COVID-19. The sudden demand destruction due to lockdown measures and limited availability of onshore storage led to a surge in demand for tankers for floating storage of crude oil as well as refined products. Accordingly, TCE rates of product tankers rallied across vessel classes in March and April 2020; for instance, average spot TCE rates for MR tankers shot up 131% from $19,289/day in February 2020 to $44,618 in April 2020. However, reduced crude oil production and refinery runs since May 2020 and gradual recovery in demand led to continuous decline in vessel earnings in the latter half of the year as several vessels locked-in for floating storage re-joined the trading fleet. As a result, in 2020 TCE spot voyage rates and one-year time charter rates for MR2 tankers averaged $18,551/day and $14,879/day, respectively. In 2021, freight rates declined on account of inventory de-stocking and more vessels joining the supply from floating storage.

The second-hand sale and purchase market has traditionally been relatively liquid, with tankers changing hands between owners on a regular basis. Second-hand prices peaked over the summer of 2008 and have since followed a similar path to both freight rates and newbuilding prices. Increase in newbuild prices in 2021 despite weak vessel earnings was fueled by the increased bargaining power of shipyards that have emerged as price setters with yards flushed with excess ordering, albeit from other shipping sectors, and are hence hard pressed for time for any new orders. Tanker shipowners are also willing to pay extra sums in anticipation of improved market at the time of delivery of the vessels. The uptrend in newbuild tanker prices coupled with higher demolition prices pushed up second-hand vessel prices. In February 2022, a five-year old MR2 product tanker was estimated to have a value of $30.0 million.

The recent and potentially ongoing conflict between Russia and Ukraine is likely to underpin freight rates in the tanker market in the short term as it will lead to a shift in trade pattern boosting tonne-mile demand. However, in case Russia-Ukraine war persists for long, any possible disruption to crude supply from Russia is expected to hurt global crude oil trade and charter rates in crude tanker market considering the global dependence on Russian oil.

Traditionally, fossil fuel-based energy sources such as oil, natural gas and coal have propelled the global economy, but their share has been declining over the past few years from 86.9% in 2011 to 84.3% in 2019 with the share of oil remaining stagnant at around 33% during this period. However, the energy transition from fossil fuel-based energy to renewable sources of energy is currently underway which has received a boost from the accelerated sales of electric vehicles (“EVs”), even though their share in total sales was a meagre 2.5% in 2019. As the cost of EVs becomes competitive against internal combustion engine vehicles, and charging infrastructure is developed across the world, sales of EVs are expected to gain momentum, reducing the demand for gasoline and diesel in the long run. Increasing focus on decarbonization will also impact the global oil demand going forward. The demand for naphtha and jet fuel is likely to remain robust and will be the key driver of global trade in crude and refined petroleum products.

Ballast Water Management Convention

All deep-sea vessels engaged in international trade are required to have ballast water treatment system before September 8, 2024. The second regulation, which came into force on January 1, 2020, and impacted vessel supply particularly in 2020, is the drive to introduce low sulfur fuels. For many years, heavy fuel oil (“HFO”) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view.

IMO 2020 Regulation on Low Sulfur Fuel

The IMO has been devising strategies to reduce greenhouse gases (“GHG”) and carbon emissions from ships. According to the announcement in 2018, the IMO plans to initiate measures to reduce CO2 emissions intensity by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels.

In June 2021, the IMO adopted amendments to the International Convention for the Prevention of Pollution from ships that will require vessels to reduce their greenhouse gas emissions. These amendments are a combination of technical and operational measures and are expected to come into force on November 1, 2022, with the requirements for Energy Efficiency Existing Ship Index (“EEXI”) and Carbon Intensity Indicator (“CII”) certification, effective January 1, 2023.

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

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. The group plans to submit a formal proposal to the IMO by the end of 2022 with the goal of having the ECA implemented by 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III NOx standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. For the moment, this regulation relates to new building vessels and has no retroactive application to existing fleet. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

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

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held in June 2021 and are expected to enter into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a nonbinding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The upcoming amendments, which will come into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems must be incorporated by ship-owners and managers by 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future regulations is hard to predict at this time. The impact of such regulations is hard to predict at this time.

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

Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. Irrespective of the BWM convention, certain countries such as the U.S. have enforced and implemented regional requirement related to the system certification, operation and reporting.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the International Anti-fouling System (IAFS) Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021. Our fleet already complies with this regulation.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. Subsequently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”). In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition, which is subject to public comment until February 7, 2022.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. Contingent on negotiations and a formal approval vote, these proposed regulations may not enter into force for another year or two.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases (“GHG”) from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce GHG emissions though 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce GHG emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intended to withdraw from the Paris Agreement, and that withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of GHG emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce GHG emissions from ships. The initial strategy identifies “levels of ambition” to reducing GHG emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall GHG emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of GHG emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit GHG emissions from certain mobile sources, and proposed regulations to limit GHG emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut GHG emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

Inspection by Flag administration and Classification Societies

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of shares of our common stock.

C. Organizational Structure

We were incorporated under the laws of the Republic of the Marshall Islands on March 23, 2015. As of March 31, 2022, we own the vessels in our fleet through five separate wholly-owned subsidiaries that are incorporated in the Republic of Marshall Islands and the Republic of Malta.

The following is a list of our subsidiaries:

Name of Company	Country of Incorporation	Principal Activities	Ownership
SECONDONE CORPORATION LTD*	Malta	Non-operating subsidiary	100%
THIRDONE CORPORATION LTD.*	Malta	Non-operating subsidiary	100%
FOURTHONE CORPORATION LTD.	Malta	Ship ownership and operations	100%
SIXTHONE CORP. *	Marshall Islands	Non-operating subsidiary	100%
SEVENTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
EIGHTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
TENTHONE CORP.	Marsahll Islands	Ship ownership and operations	100%
ELEVENTHONE CORP.	Marhsall Islands	Ship ownership and operations	100%
MARITIME TECHNOLOGIES CORP.	Delaware	Non-operating subsidiary	100%

* “Pyxis Delta”, “Northsea Alpha” and “Northsea Beta” were sold to unaffiliated third parties on January 13, 2020, January 28, 2022 and March 1, 2022, respectively.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in March 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

In response to the pandemic, we have instituted enhanced safety protocols such as regular disinfection of our on-shore facilities, regular employee COVID-19 testing, digital temperature reading facilities, limitation of on-site visitors and travel, mandatory self-isolation of personnel returning from travel and replacing physical meetings with virtual meetings. We expect to continue such measures, which have not had a significant impact on our expenses, to some degree until the pandemic abates. In addition, the prevailing low interest rates have been at low levels in part due to actions taken by central banks to stimulate economic activity in the face of the pandemic.

During the year ended December 31, 2021, the COVID-19 pandemic mainly contributed to lower charter activity which affected the entire industry and resulted in lower profitability and greater losses, higher crewing costs due to increased precautionary measures and more expensive dry-dockings. We do not expect significant future increases in the Company’s crewing costs and further, we expect this impact to be occasional and costs to be normalized in the next periods.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne refined petroleum products trade and related charter rates, the extent of which will depend largely on future developments. In light of COVID-19, the Company, as of December 31, 2021, evaluated whether there are conditions or events that cause substantial doubt about its ability to continue as a going concern. The Company reviewed its revenue concentration risk, the recoverability of its accounts receivable (i.e. credit risk) and tested its assets for potential impairment. As a result of this evaluation it has been determined that the only material impact of COVID-19 to the Company has been lower charter activity which has affected the entire industry and resulted in lower profitability and greater losses as well as in higher crewing and dry-docking costs. In addition, many of the Company’s estimates and assumptions, especially charter rates, require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

More recently, the Russian- Ukrainian war has created further uncertainty for the global economic outlook, especially for the Europe, which could affect the demand for refined petroleum products. The price of crude oil and bunker fuel has increased significantly due to geo-political events, leading to added inflationary pressures. In addition, certain officers on our vessels are Russian and Ukrainian nationals whose continued employment with ITM may be in question, and potentially impact the operation of our vessels. To date, no disruption to our operations has occurred. Consequently, our voyage and vessel operating costs could rise materially and negatively impact our profitability. See “Item 3. Key Information – D. Risk Factors – Political instability, terrorist or other attacks, war, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business”.

In order to accomplish certain operating, strategic and financial objectives, we started an effort a period of years ago to develop a long-term solution for the small tankers, which were non-core assets. That effort culminated in the sale of the “Northsea Alpha” and “Northsea Beta” in January and March, 2022. Effective March 1, 2022, our fleet consisted of five MR’s, the same class of product tankers.

This section is a discussion of our financial condition and results of operations as of and for the years ended December 31, 2020 and 2021. You should read the following discussion and analysis together with our financial statements and related notes included elsewhere in this Annual Report. This discussion includes forward-looking statements which are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those currently anticipated, expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please read the section entitled “Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors.”

Important Financial and Operational Terms

We use a variety of financial and operational terms and concepts. These include the following:

Voyage Revenues, net

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. Revenues are generated primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. At December 31, 2021, we employed two of our vessels on time charters, four vessels in our fleet employed in the spot market while one vessel was under scheduled special survey. Revenues from time charter agreements providing for varying daily rates are accounted as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is recognized from loading of the current spot charter to discharge of the current spot charter as discussed below. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate.

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

In addition, pursuant to this standard, and the Leases standard discussed below, as of January 1, 2018, we elected to present Revenues, net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by us and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying audited consolidated statements of comprehensive loss included elsewhere herein.

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

Management Fees

We pay management fees to Maritime and ITM for commercial and technical management services, respectively, for our vessels. These services include: obtaining employment for our vessels and managing our relationships with charterers; strategic management services; technical management services, which include managing day-to-day vessel operations, ensuring regulatory and classification society compliance, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs and arranging insurance for vessels; and providing shore-side personnel who carry out the management functions described above. As part of their ship management services, Maritime provides us with supervision services for new construction of vessels; these costs are capitalized as part of the total delivered cost of the vessel.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. During the fourth quarter of 2021, we adjusted the scrap rate from $300/ton to $340/ton due to the increased scrap rates worldwide. For 2020, we maintained the scrap rate at the same level of $300/ton.

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

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. We have also incurred interest expense in relation to the $6.0 million Amended and Restated Promissory Note we issued in favor of Maritime Investors. Except for the interest payments under our promissory note that is based on a fixed rate, the interest rate under our debt agreements is linked to the LIBOR rate. In order to hedge our variable interest rate exposure, on January 19, 2018, we, via one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. Similarly, on July 16, 2021, the same subsidiary purchased an additional interest rate cap for the amount of $9.6 million at a cap rate of 2% with a termination date of July 8, 2025. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

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

A. Operating Results

At December 31, 2021, we employed two of the vessels in our fleet on time charters, four vessels were operating in the spot market and one vessel was under scheduled special survey. Our MR vessels are available to operate the entire year, except for scheduled special surveys and dry-dockings. Due to increased spot trading activity for our MR’s the number of non-operating days per year, which represent average time spent off-hire, increased in 2021. If a vessel undergoes a scheduled intermediate survey, or special survey with BWTS installation, the estimated duration is five or 25 days, respectively.

The break-out of revenue by spot and time charters for the years ended December 31, 2020 and 2021 is reflected below (in thousands of U.S. dollars):

	Year ended December 31,
	2020	2021
Revenues derived from spot charters, net	$7,022	$13,711
Revenues derived from time charters, net	14,689	11,630
Revenues, net	$21,711	$25,341

The following table reflects our fleet’s ownership days, available days, operating days, utilization, TCE, average number of vessels, number of vessels at period end, average age and operating expenses in each case, for the years ended December 31, 2020 and 2021.

	Year ended December 31,
Fleet Operating Data *	2020	2021
Ownership days (1)	1,830	2,006
Available days (2)	1,764	1,994
Operating days (3)	1,523	1,755
Utilization % (4)	86.3%	88.0%
Daily time charter equivalent rate (5)	$11,456	$8,981
Daily vessel operating expenses (6)	$5,847	$6,198
Average number of vessels (7)	5.0	5.5
Number of vessels at period end	5	7
Weighted average age of vessels at period end (8)	8.60	8.54

* a) On December 20, 2021, the Company took delivery of the “Pyxis Lamda”, a 50,145 dwt medium range product tanker built in 2017 at SPP Shipbuilding in South Korea. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January, 2022. For 2021, the vessel contributed nil available days, and consequently has been excluded from the above operating expense data.

b) “Pyxis Karteria” was acquired on July 15, 2021 and commenced commercial activities at that time.

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

The following table reflects the calculation of our daily TCE rates for the years ended December 31, 2020 and 2021 (in thousands of U.S. dollars, except total operating days and daily TCE rates):

	Year ended December 31,
	2020	2021
Revenues, net	$21,711	$25,341
Voyage related costs and commissions (1)	(4,268)	(9,579)
Time charter equivalent revenues (2)	$17,443	$15,762

Operating days for fleet	1,523	1,755

Daily TCE rate (1), (2)	$11,456	$8,981

1 “Pyxis Karteria”, a 46,652 dwt medium range product tanker built in 2013 at Hyundai Mipo, was acquired on July 15, 2021 and commenced commercial operations at that time. On December 20, 2021, we took delivery from a related party the “Pyxis Lamda”, a 50,145 dwt MR product tanker built in 2017 at SPP Shipbuilding in South Korea. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January, 2022. For 2021, the vessel contributed nil available days and, consequently voyage and related costs of $10 have been excluded from the above data.

2 Subject to rounding.

The decrease in the TCE rate in 2021 compared to 2020 was primarily attributable to higher voyage related costs and commissions that fully offset the higher operating days due to the acquisition of the Pyxis Karteria, which was acquired on July 15, 2021, and lower utilization of our MR’s. The higher voyage related costs were primarily a result of a 184-day increase in spot employment for our MRs, from 57 days during 2020 to 241 days in 2021, as well as substantially higher average bunker fuel costs.

For the year ended December 31, 2021, we reported a net loss to common shareholders of $12.9 million. Loss per share basic and diluted for the year ended December 31, 2021 was $0.36. In 2020, our net loss was $7.0 million with a loss per share basic and diluted of $0.32. In 2021, higher revenues, net of $3.6 million or 16.7%, compared to 2020 were mainly due to higher spot employment of our fleet and more available days due to the addition of one MR tanker in July 2021. This revenue increase was more than offset by an increase of $5.3 million in voyage related costs and commissions as a result of higher spot market employment. The aforementioned increase of voyage related costs as well as the poor market conditions resulted to lower daily TCE rate of our fleet with an average of $8,981 per day for the year ended December 31, 2021, compared to, $11,456 per day for the same period in 2020. Furthermore, the increase in our revenues, net, was also impacted by an aggregate net increase of approximately $2.5 million in vessel operating expenses, general and administrative expenses, management fees, depreciation and amortization which primarily reflected the addition of one vessel, the “Pyxis Karteria”. Moreover, in 2021, we recorded a loss from debt extinguishment of $0.5 million, which primarily reflected prepayment fees and the write-off of remaining unamortized balance of deferred financing costs associated with the loan refinancing of “Pyxis Malou” and “Pyxis Epsilon” during the year. Interest and finance costs, net in 2021 were reduced by $1.7 million due to the loan refinancing of the Eighthone and lower LIBOR rates paid on all the floating rate bank debt, despite the increase in the overall outstanding debt due to the acquisitions of “Pyxis Karteria” and “Pyxis Lamda”. Lastly, we recognized a $2.4 million non-cash loss on vessels held for sale in the fourth quarter of 2021.

Recent Daily Fleet Data:

(In U.S. dollars, except for Utilization %)

(Amounts in U.S. Dollars per day)		Year ended December 31,
		2020	2021
Eco-Efficient MR2: (2021: 3 of our vessels)
(2020: 2 of our vessels)	TCE:	14,377	10,855
	Opex:	6,107	6,993
	Utilization %:	97.2%	93.1%
Eco-Modified MR2: (1 of our vessels)
	TCE:	14,130	8,486
	Opex:	6,612	6,724
	Utilization %:	97.5%	88.5%
Small Tankers: (2 of our vessels)
	TCE:	5,331	6,612
	Opex:	5,204	4,956
	Utilization %:	69.5%	81.5%
Fleet: (2021: 6 vessels) *
(2020: 5 vessels)	TCE:	11,456	8,981
	Opex:	5,847	6,198
	Utilization %:	86.3%	88.0%

As at December 31, 2021 our fleet consisted of four eco-efficient MR2 tankers, “Pyxis Lamda” (*), “Pyxis Theta”, “Pyxis Karteria” and “Pyxis Epsilon”, one eco-modified MR2, “Pyxis Malou”, and two handysize tankers, “Northsea Alpha” and Northsea Beta. During 2020 to 2021, the vessels in our fleet were employed at various occasions under time and spot charters.

* a) On December 20, 2021, the Company took delivery of the “Pyxis Lamda”, a 50,145 dwt medium range product tanker built in 2017 at SPP Shipbuilding in South Korea. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January, 2022. For 2021, the vessel contributed nil available days, and consequently has been excluded from the above data.

b) “Pyxis Karteria” was acquired on July 15, 2021 and commenced commercial activities at that time.

Consolidated Statements of Comprehensive Loss for the Fiscal Year Ended December 31, 2020 Compared to the Fiscal Year Ended December 31, 2021

Statements of Comprehensive Loss Data	Year ended December 31,		Change $	%
(In thousands of U.S. Dollars, except per share data)	2020	2021
Revenues, net	$21,711	$25,341	$3,630	16.7%

Expenses:
Voyage related costs and commissions	(4,268)	(9,589)	(5,321)	124.7%
Vessel operating expenses	(10,880)	(12,454)	(1,574)	14.5%
General and administrative expenses	(2,378)	(2,538)	(160)	6.7%
Management fees, related parties	(637)	(716)	(79)	12.4%
Management fees, other	(819)	(852)	(33)	4.0%
Amortization of special survey costs	(253)	(406)	(153)	60.5%
Depreciation	(4,418)	(4,898)	(480)	10.9%
Loss on vessels held for sale	—	(2,389)	(2,389)	n/a
Gain from the sale of vessel, net	7	—	(7)	(100.0)%
Allowance for credit losses	—	(11)	(11)	n/a
Operating loss	$(1,935)	$(8,512)	$(6,577)	339.9%

Other expenses:
Loss from debt extinguishment	—	(541)	(541)	n/a
Loss from financial derivative instrument	(1)	—	1	(100.0)%
Interest and finance costs, net	(4,964)	(3,285)	1,679	(33.8)%
Total other expenses, net	$(4,965)	$(3,826)	$1,139	(22.9)%

Net loss	$(6,900)	$(12,338)	$(5,438)	78.8%

Dividend Series A Convertible Preferred Stock	(82)	(555)	(473)	576.8%
Net loss attributable to common shareholders	$(6,982)	$(12,893)	$(5,911)	84.7%

Revenues, net: Revenues, net, of $25.3 million for the year ended December 31, 2021, represented an increase of $3.6 million, or 16.7%, from $21.7 million in the comparable period in 2020, mainly as a result of higher spot employment for our MR’s. Our small tankers operated solely in the spot market during 2020 and 2021, whereas our MR tankers operated on spot and time charters during both periods. Our MR’s perform 183-day more days in spot market, from 58 operating days in 2020 to 241 days during the year ended December 31, 2021. Moreover, the Company’s two small tankers achieved improved utilization for 2021 of 81.5% compared to 69.5% in the previous year. In this respect, revenue from spot voyages in 2021 was $13.7 million, an increase of $6.7 million from $7.0 million in 2020. Time charter revenue decreased by 20.8%, or $3.1 million, to $11.6 million from $14.7 million in 2020. This decrease was primarily attributable to lower charter rates, as well as decreased time charter activity for our MR tankers at reduced TCE rates offset by increased operating days due to the “Pyxis Karteria” acquisition. Our total available days increased from 1,764 days in 2020 to 1,994 days in 2021, as a result of this acquisition and 54 fewer dry-dock days from 66 in 2020 to 12 in 2021.

Voyage related costs and commissions: Voyage related costs and commissions of $9.6 million for the year ended December 31, 2021, represented an increase of $5.3 million, or 124.7%, from $4.3 million in the comparable period in 2020. This increase was primarily a result of a 184-day increase in spot employment for our MRs from 57 days during 2020 to 241 days during 2021, and higher utilization of the two small tankers from 69.5% to 81.5% providing 113 more voyage charter days, as well as substantially higher bunker fuel costs. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in time chartering results in increased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $12.5 million for the year ended December 31, 2021, represented an increase of $1.6 million, or 14.5%, from $10.9 million in the comparable period in 2020. This increase was mainly attributed to the addition of the “Pyxis Karteria” as well as higher crewing costs significantly due to COVID-19 related measures.

General and administrative expenses: General and administrative expenses of $2.5 million for the year ended December 31, 2021 were $0.2 million higher, or 6.7%, from $2.4 million in the comparable period 2020, primarily attributed to higher professional fees.

Management fees, related parties: Management fees to Maritime of $0.7 million for the year ended December 31, 2021, represented an increase of 12.4% over the comparable period in 2020 or $0.1 million due to the “Pyxis Karteria” acquisition in July, 2021.

Management fees, other: Management fees, payable to ITM of $0.9 million for the year ended December 31, 2021, represented an increase of 4.0% which was attributed to the “Pyxis Karteria” acquisition in July, 2021.

Amortization of special survey costs: Amortization of special survey costs of $0.4 million for the year ended December 31, 2021, represented an increase of 60.5%, compared to $0.3 million for the same period in 2020 primarily attributed to the additional amortization costs from the special surveys of the “Pyxis Epsilon”, “Northsea Alpha” and “Northsea Beta” in 2020.

Depreciation: Depreciation of $4.9 million for the year ended December 31, 2021, increased $0.5 million or 10.9% compared to $4.4 million charged in 2020. The increase was due to the vessel additions during the year, mainly to the “Pyxis Karteria”.

Loss on vessels held-for-sale: The non-cash loss of $2.4 million for the year ended December 31, 2021, relates to the sales of the two small tankers “Northsea Alpha” and “Northsea Beta”, which met the criteria of being classified as held for sale as of December 31, 2021, and were subsequently closed on January 28, 2022 and March 1, 2022, respectively. There was no comparable amount in the year ended December 31, 2020.

Loss from debt extinguishment: During 2021 we recorded a loss from debt extinguishment of $0.5 million, which primarily reflected a prepayment fee and the write-off of remaining unamortized balance of deferred financing costs, of which $83 thousand was associated with the loan refinance of “Pyxis Malou” at the end of the fourth fiscal quarter of 2021 and $458 thousand associated with the “Pyxis Epsilon” that was refinanced at the end of first quarter of 2021. No such loss was recorded in 2020.

Interest and finance costs, net: Interest and finance costs, net, for the year ended December 31, 2021, was $3.3 million, compared to $5.0 million in the comparable period in 2020, a decrease of $1.7 million, or 33.8%. This decrease was primarily attributable to lower interest costs derived from the refinancing on March 29, 2021, of the Eighthone loan. Additionally, despite the increase in the overall outstanding debt due to the two vessels acquired, “Pyxis Karteria” and “Pyxis Lamda”, the lower outstanding balance of the new Eighthone loan and lower LIBOR rates paid on all the floating rate bank debt helped reduce the overall interest expense compared to the same period in 2020.

Year ended December 31, 2020, compared to the year ended December 31, 2019

Please refer to our annual report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 12, 2021.

B. Liquidity and Capital Resources

Overview

Our principal sources of liquidity are cash flows from operations, borrowings of bank debt, proceeds from issuances of equity and, we expect in the future, from the selective sale of vessels and the proceeds from further issuances of equity and debt. We expect that our future liquidity requirements will relate primarily to:

●	payments of interest and other debt-related expenses and the repayment of principal on our loans;

●	our vessel operating expenses, including dry-docking and special survey costs;

●	payment of technical and commercial management fees for our daily vessel operations;

●	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity for loan covenants; and

●	potential vessel acquisitions.

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

We also agreed to issue and sell to designees of the underwriter as compensation, two separate types of Underwriter’s Warrants for an aggregate purchase price of $100 (absolute amount). The Warrants were issued pursuant to an Underwriting Agreement dated October 8, 2020. The first type of the Underwriter’s Warrants is a warrant for the purchase of an aggregate of 2,000 Series A Convertible Preferred Shares at an exercise price of $24.92 and the second type is a warrant for the purchase of an aggregate of 16,000 Warrants at an exercise price of $0.01, at any time on or after April 6, 2021 and prior to October 8, 2025 (the “Termination Date”). On exercise, each Underwriter Warrant allows the holder to purchase one of our Series A Convertible Preferred Shares or one Warrant or, in case of absence of an effective registration statement, to exchange those cashless based on a formula set in the Underwriting Agreement. Any Underwriter’s Warrants that remain unexercised on the Termination Date shall be automatically exercised by way of a cashless exercise on that date. The Underwriter’s Warrants are also subject to customary adjustment provisions similar to the detachable Warrants discussed above.

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

If the trading price of our common stock equals or exceeds $2.38 per share for at least 20 days in any 30 consecutive trading day period ending 5 days prior to notice, we can call, in whole or in part, for mandatory conversion of the Series A Convertible Preferred Shares. The holders, however, will be prohibited from converting the Series A Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding, unless a 61-day notice is delivered to us. The conversion price is subject to customary anti-dilution and other adjustments relating to the issuance of common shares as a dividend or the subdivision, combination, or reclassification of common shares into a greater or lesser number of common shares.

Beginning on October 13, 2023, we may, at our option, redeem the Series A Convertible Preferred Shares, in whole or in part, by paying $25.00 per share, plus any accrued and unpaid dividends to the date of redemption.

If we liquidate, dissolve or wind up, holders of the Series A Convertible Preferred Shares will have the right to receive $25.00 per share, plus all accumulated, accrued and unpaid dividends (whether or not earned or declared) to and including the date of payment, before any payments are made to the holders of our common shares or to the holders of equity securities the terms of which provide that such equity securities will rank junior to the Series A Convertible Preferred Shares. The rights of holders of Series A Convertible Preferred Shares to receive their liquidation preference also will be subject to the proportionate rights of any other class or series of our capital stock ranking in parity with the Series A Convertible Preferred Shares as to liquidation.

The Series A Convertible Preferred Shares are not redeemable for a period of three years from issuance, except upon change of control. In the case of a change of control that is pre-approved by our Board of Directors, holders of Series A Convertible Preferred Shares have the option to (i) demand that we redeem the Series A Convertible Preferred Shares at (a) $26.63 per Series A Convertible Preferred Share from the date of issuance until October 13, 2021, (b) $25.81 per Series A Convertible Preferred Share from October 13, 2021 until October 13, 2022 and (c) $25.00 after October 13, 2022, or (ii) continue to hold the Series A Convertible Preferred Shares. Upon a change of control, the holders also have the option to convert some or all of the Series A Convertible Preferred Shares, together with any accrued or unpaid dividends, into shares of common stock at the conversion rate. “Change of Control” means that (i) Mr. Valentios Valentis and his affiliates cease to own at least 20% of our voting securities of the Company, or (ii) a person or group acquires at least 50% voting control of the Company, and in the case of each of either (i) or (ii), neither we nor any surviving entity has its common stock listed on a recognized U.S. exchange.

The Series A Convertible Preferred Shares will not vote with the common shares, however, if dividends on the Series A Convertible Preferred Shares are in arrears for eighteen (18) or more consecutive or non-consecutive monthly dividends, the holders of the Series A Convertible Preferred Shares, voting as a single class, shall be entitled to vote for the election of one additional director to serve on the Board of Directors until the next annual meeting of shareholders following the date on which all dividends that are owed and are in arrears have been paid. In addition, unless we have received the affirmative vote or consent of the holders of at least 66.67% of the then outstanding Series A Convertible Preferred Shares, voting as a single class, we may not create or issue any class or series of capital stock ranking senior to the Series A Convertible Preferred Shares with respect to dividends or distributions.

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

The outstanding Warrants, as of December 31, 2020 and December 31, 2021, amounted to 1,735,040 and 1,590,540, respectively (exclusive of underwriter’s common stock purchase warrants of which 428,571 and 16,000 have exercise prices of $2.1875 and $1.40 per common share, respectively, and 4,683 underwriter’s Series A Convertible Preferred Shares purchase warrants with a weighted average strike price of $24.97 (convertible into 83,638 PXS shares). As of December 31, 2021, 58,814 Series A Convertible Preferred Shares had been converted and 144,500 Warrants exercised, resulting in the issuance of 1,197,029 common shares. There were no further conversions and exercises after December 31, 2021 through March 31, 2021.

On February 24, 2021, we announced that we had closed our definitive securities purchase agreements with a group of investors, which resulted in gross proceeds of $25.0 million, before deducting placement offering expenses. We issued 14,285,715 shares of common stock at a price of $1.75 per share. We used the net proceeds from the offering for general corporate purposes, which may include the repayment of outstanding indebtedness and potential vessel acquisitions. Our securities offered and sold in the private placement were subsequently registered under the Securities Act, under a resale registration statement filed with the SEC and became effective on March 11, 2021.

On March 29, 2021, we entered into a new secured loan agreement for the refinancing of the existing Eighthone loan. The $17 million provided by the new secured loan combined with $7.3 million of available cash were used to prepay the outstanding indebtedness of $24 million of the previous loan in full and fund closing fees and expenses.

On July 15, 2021, we announced the delivery of the newly acquired “Pyxis Karteria”, which was partially funded by a new $13.5 million secured loan with a new bank.

On July 16, 2021, we announced the closing of a follow-on public offering of 308,487 Series A Convertible Preferred Shares which were priced at $20.00 per share (the “Follow-on Offering”) for gross proceeds of $6.17 million. After offering costs and expenses, the net proceeds of $5.56 million of the Follow-on Offering were for applied for general corporate purposes.

During the months of January through December 2021, the Company paid monthly cash dividends of $0.1615 per share for each outstanding Series A Convertible Preferred Share, which aggregated to $537,000 for the year ended as of December 31, 2021. On January 20, 2022, February 22, 2022 and March 21, 2022, we paid cash dividends of $0.1615 per Series A Convertible Preferred Share for each month which aggregated $218,000.

On December 21, 2021, we announced the closing of the acquisition of the “Pyxis Lamda” and a new secured bank loan of $29 million of which $21.68 million was used to partially fund this acquisition and $7.32 million to fund the full repayment of the outstanding loan on the “Pyxis Malou”. The fair value of the consideration for the acquisition of the “Pyxis Lamda” amounted to $31.17 million and consisted of $21.68 million senior loan facility that matures in five years and is secured by the vessel, assuming a liability of $3 million, at fair value, under the amended unsecured Promissory Note due 2024, the issuance of 4,139,003 of the Company’s common shares having a fair value of $2.17 million on the delivery date of the vessel on December 20, 2021, and $4.32 million cash on hand.

On December 23, 2021, we entered into an agreement with a third-party to sell the small tankers, “Northsea Alpha” and “Northsea Beta”, at an aggregate gross sales price of $8.9 million. The vessels were delivered to their buyers on January 28, 2022 and on March 1, 2022, respectively. After the repayment of $5.8 million outstanding indebtedness securing these vessels and the payment of various transaction costs, we received aggregated net cash proceeds of approximately $2.7 million and $0.6 million from the lender’s release of the minimum liquidity deposits which was used for working capital purposes.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters, amounts due to/from related parties, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. We perform regular cash flow projections to evaluate whether it will be in a position to cover its liquidity needs for the next 12-month period and be in compliance with the financial and security collateral cover ratio covenants under its existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees, general and administrative expenses, and debt service requirements. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations. As of December 31, 2021, we had a working capital deficit of $3.7 million, defined as current assets minus current liabilities. The Company considered such deficit in conjunction with the future market prospects and potential future financings. As of the filing date of the consolidated financial statements, we expect that we will be in a position to cover our liquidity needs for the next 12-month period through the cash generated from the vessels’ operations. We also believe that we will be in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements for the next 12-month period. In addition, we may consider the raising of capital including debt, equity securities, joint ventures and / or sale of assets.

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

Working Capital Position

Cash and cash equivalents and restricted cash as of December 31, 2021, amounted to $9.9 million, compared to $4.0 million as of December 31, 2020. We had a working capital deficit of $3.7 million as of December 31, 2021, compared to the working capital deficit of $2.9 million as of December 31, 2020. We define working capital as current assets minus current liabilities.

Consolidated Cash Flows information:

Statements of Cash Flows Data	Year ended December 31,
(In thousands of U.S. Dollars)	2020	2021
Net cash used in operating activities	$(13,030)	$(896)
Net cash (used in) / provided by investing activities	12,630	(43,194)
Net cash provided by / (used in) financing activities	(739)	49,927
Change in cash and cash equivalents and restricted cash	$(1,139)	$5,837

Operating Activities: Net cash used in operating activities was $0.9 million for 2021, compared to net cash used in operating activities of $13.0 million for 2020. There were a number of factors driving the decrease in our net cash used from operating activities compared to the prior year. Firstly, aggregate movements in current assets and liabilities during the year ended December 31, 2021, increased cash by $14.2 million which was significantly attributable to an increase of $15.4 million from the changes of the due from / due to related parties account, counterbalanced by a decrease of $1.6 million from the Trade accounts receivable, net account. Also, a net decrease of $0.4 million related to the other working capital accounts of current assets and current liabilities. Secondly, higher revenues, net in 2021, of $3.6 million were more than offset by an aggregate net decrease of approximately $5.5 million in voyage related costs and commissions, vessel operating expenses, management fees, general and administrative expenses and interest and finance costs, net.

Investing Activities: Net cash used in investing activities was $43.2 million during 2021 and consisted of $20.0 million and $23.0 million acquisitions of “Pyxis Karteria” and “Pyxis Lamda”, respectively. The purchase price of the “Pyxis Lamda” also included non-cash consideration of 4,139,003 PXS shares issued with fair value of $2,172 on the delivery date of “Pyxis Lamda” and $3.0 million in additional principal under the Amended and Restated Promissory Note, both reflected below. In addition, a $3.0 million of cash settlement for the “Pyxis Lamda” occurred in early 2022. Net cash provided by investing activities was $12.6 million during 2020 and consisted of the total net proceeds from the sale of “Pyxis Delta” of $13.2 million offset by $0.5 million to the costs incurred for the ballast water treatment system fitted on “Pyxis Epsilon”.

Financing Activities: Net cash provided from financing activities in 2021 amounted to $49.9 million, and mainly reflected the new long-term debt of $59.5 million consisted of bank loans of $17 million, $13.5 million, $7.32 million and $21.68 million for Eighthone, secured by the “Pyxis Epsilon”, Tenthone, secured by the “Pyxis Karteria”, Fourthone, secured by “Pyxis Malou” and Eleventhone, secured by “Pyxis Lamda”, respectively counterbalanced by repayment of the outstanding Amended and Restated Promissory Note of $1.0 million, financing fees payments of $0.9 million related to the new loan facilities and aggregate of $36.0 million of debt principal payments, including the prepayment of the Eighthone’s $24 million loan with Entrust Permal (the “Credit Facility”) and the prepayment of Fourthone’s $7.3 million loan under the ATB facility. In addition, during 2021 we completed the private placement of common stock of $23.1 million in net proceeds, the issuance of additional 7.75% Series A Cumulative Convertible Preferred Shares for $5.6 million in net proceeds, the exercise of common stock warrants of $0.2 million counterbalanced by Series A Convertible Preferred Stock dividend payments of $0.5 million. Net cash used in financing activities in 2020 amounted to $0.7 million. During 2020, we received $15.3 million in proceeds from the new loan facility for “Pyxis Theta” with Alpha Bank and paid the aggregate amount of $19.9 million which included debt repayments for “Pyxis Delta” and “Pyxis Theta” as a result of the sale of “Pyxis Delta” and refinancing of “Pyxis Theta” respectively, as well as scheduled loan amortization and payment of financing costs of $0.3 million in relation to Seventhone’s new loan facility. Additionally, we received $4.3 million net proceeds from the Offering.

Indebtedness

Our vessel-owning subsidiaries, as borrowers, entered into loan agreements in connection with the purchase of each of the vessels in our fleet. As of December 31, 2021, our vessel-owning subsidiaries had outstanding borrowings under the following loan agreements:

●	SECONDONE CORP. (“Secondone”) (which owns Northsea Alpha), THIRDONE CORP. (“Thirdone”) (which owns Northsea Beta) and FOURTHONE CORP. (“Fourthone”) (which owns “Pyxis Malou”) refinanced existing indebtedness of $26.9 million on February 28, 2018 under the Secondone, Thirdone and Fourthone loan agreements utilizing a new 5-year secured term loan of $20.5 million with ATB (Amsterdam Trade Bank N.V.), and cash of $2.1 million. The remaining balance of approximately $4.3 million was written-off by the previous lender at closing and was recorded as gain from debt extinguishment in the first quarter of 2018. The ATB loan borne interest at LIBOR plus a margin of 4.65% per annum, with maturity in February 2023. The loan was repayable in quarterly installments and a balloon payment. Standard loan covenants included, amongst others, a minimum loan to value ratio and liquidity. As a condition subsequent to the execution of this loan agreement, the borrowers, Secondone, Thirdone and Fourthone, proceeded with all required procedures for their re-domiciliation to the jurisdiction of the Republic of Malta. The re-domiciliation became effective on March 1, 2018 and the borrowers were renamed to Secondone Corporation Ltd., Thirdone Corporation Ltd. and Fourthone Corporation Ltd., respectively. The loan is secured by, among other things as set forth below, joint-and-several first preferred mortgages relating to Northsea Alpha, “Northsea Beta” and “Pyxis Malou”. On December 20, 2021, FOURTHONE CORP. (“Fourthone”) (which owned “Pyxis Malou”) and ELEVENTHONE CORP. (“Eleventhone”) (which owns “Pyxis Lamda”) jointly and severally entered into a loan agreement with the Alpha Bank, for the purpose of Fourthone refinancing the outstanding indebtedness of $7.32 million under the previous loan facility and Eleventhone to finance the acquisition of the “Pyxis Lamda” (for more details see below). As of December 31, 2020 the outstanding balance of the loans with ATB was $3.29 million for each of the small tankers “Northsea Alpha” and Northsea Beta, and $8.73 million for “Pyxis Malou”. As of December 31, 2021 the respective balances balance was $2.89 million for each of the small tankers “Northsea Alpha” and Northsea Beta, and $7.32 million for “Pyxis Malou”. On January 28, 2022, and March 1, 2022, the two 2010 built 8,600 dwt product tankers, the “Northsea Alpha” and Northsea Beta, respectively, was sold for the aggregate sale price of $8,900. On the same days, an aggregate $5.78 million in outstanding loans were repaid and collateral released.

●	SIXTHONE CORP. (“Sixthone”) (which owned “Pyxis Delta” as of January 2020) and SEVENTHONE CORP. (“Seventhone”) (which owns “Pyxis Theta”) jointly and severally entered into a loan agreement on October 12, 2012, as subsequently amended and supplemented, with Hamburg Commercial Bank (“HCOB”) (previously known as HSH Nordbank AG) providing for a loan facility up to $37.3 million. In February 2013, Sixthone drew down an amount of $13.5 million and, in September 2013, Seventhone drew down an amount of $21.3 million (“Tranche A” and “Tranche B”, respectively). The loan bears interest at LIBOR plus a margin of 3.35% per year. Under the original agreement, the tranche relating to Sixthone matured in May 2017 and the tranche relating to Seventhone matured in September 2018. On September 29, 2016, we agreed with the lender of Sixthone to extend the maturity of Tranche A from May 2017 to September 2018, under the same amortization schedule and applicable margin. In addition, on June 6, 2017, HCOB agreed to further extend the maturity of the respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization profile. The loan was repayable in quarterly installments and a balloon payment. The loan was secured by, among other things as set forth below, joint-and-several first preferred mortgages relating to “Pyxis Delta” and “Pyxis Theta”. As of December 31, 2019, the aggregate outstanding balance of the loan relating to these vessels was $17.5 million. Following the sale of the “Pyxis Delta” in January 2020, the outstanding loan tranche of $4.0 million related to Sixthone was repaid in full and a prepayment of $1.6 million was paid against the outstanding loan tranche of Seventhone. Following these payments, the debt outstanding under the facility was $11.8 million. On July 8, 2020, Seventhone entered into the new $15.25 million secured loan agreement with the Alpha Bank, for the purpose of refinancing the outstanding indebtedness of $11.3 million under the previous loan facility. The new loan bears interest at LIBOR plus a margin of 3.35% per annum. Loan principal amortizes in 19 consecutive quarterly installments of $0.3million each, the first falling due in January 2021, and the last installment accompanied by a balloon payment of $9.25 million falling due in July 2025. Standard collateral interests and customary covenants are incorporated in this facility. The facility is secured by, among other things as set forth below, a first priority mortgage relating to “Pyxis Theta”. As of December 31, 2021, the outstanding balance of the loan relating to “Pyxis Theta” was $13.75 million.

●	EIGHTHONE CORP. (“Eighthone”) (which owns “Pyxis Epsilon”) entered into a new $24.0 million loan agreement with Wilmington Trust National Association on September 27, 2018 for the purpose of refinancing the outstanding indebtedness with DVB Bank SE. The loan facility borne an interest rate of 11.0% per annum with maturity in September 2023. Fees are payable upon early prepayment or on final repayment of outstanding principal, subject to certain conditions or events being met. The principal obligation amortized in 18 quarterly installments that started on March 29, 2019, equal to the lower of $0.4 million and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. The facility was secured by, among other things as set forth below, a first priority mortgage relating to “Pyxis Epsilon”. As of December 31, 2019 and 2020, the aggregate outstanding balance of the loan relating to “Pyxis Epsilon” was $24.0 million. On March 29, 2021, we entered into a new secured loan agreement with Alpha Bank for the refinancing of the existing Eighthone loan. The $17 million provided by the bank loan combined with $7.3 million of available cash were used to prepay the outstanding indebtedness of $24 million of the previous loan in full and fund closing fees and expenses. The new five-year loan has quarterly amortization of $0.3 million with $11 million due at maturity. The loan is priced at Libor plus 3.35%. All other terms and conditions were standard for a bank loan of this type. The facility is secured by, among other things as set forth below, a first priority mortgage relating to “Pyxis Epsilon”. As of December 31, 2021, the outstanding balance of the loan relating to “Pyxis Epsilon” was $16.1 million.

●	TENTHONE CORP. (“Tenthone”) (which owns “Pyxis Karteria”, as of July 15, 2021) entered into a new $13.5 million seven-year loan agreement with Vista Bank on July 9, 2021 for the purpose of financing the vessel acquisition. The loan bears interest at LIBOR plus a margin of 4.8% and matures in July 2028. The principal obligation amortizes in 28 quarterly installments the first falling due in October 2021, and the last installment accompanied by a balloon payment of $4,900 falling due in July 2028. The first four installments of $350 each are followed by 24 scheduled payments of $300 each. All other terms and conditions were standard for a bank loan of this type. The facility is secured by, among other things as set forth below, a first priority mortgage relating to “Pyxis Karteria”. As of December 31, 2021, the outstanding balance of the loan relating to “Pyxis Karteria” was $13.15 million.

●	FOURTHONE CORP. (“Fourthone”) (which owned “Pyxis Malou”) and ELEVENTHONE CORP. (“Eleventhone”) (which owns “Pyxis Lamda”) jointly and severally entered into a loan agreement on December 20, 2021, with the Alpha Bank, for the purpose of Fourthone refinancing the outstanding indebtedness of $7.32 million under the previous loan facility and Eleventhone to finance the acquisition of “Pyxis Lamda”\. The new facility, provided up to $29.0 million, of which Fourthone drew down an amount of $7.32 million and, Eleventhone an amount of $21.68 million (“Tranche A” and “Tranche B”, respectively). The five-year loan bears interest at LIBOR plus a margin of 3.15%. The loan is secured by, among other things as set forth below, joint-and-several first preferred mortgages relating to “Pyxis Malou” and “Pyxis Lamda”. Standard collateral interests and customary covenants are incorporated in this facility. As of December 31, 2021, the aggregate outstanding balance of the loan relating to these vessels was $29 million, consisted of outstanding loan tranche of $7.32 million related to Fourthone and outstanding loan tranche of $21.68 million related to Eleventhone.

Each of the loan agreements referenced above is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings, and guaranteed by the parent company. In addition, certain of our loan agreements and guarantees require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that:

●	the certain vessel-owning subsidiaries that are a borrower under the respective loan agreement must maintain pledged deposits equal to a specified dollar amount;

●	we must maintain minimum liquidity of between $0.25 million and $0.50 million per vessel;

●	the fair market value of the mortgaged vessel plus any additional collateral must be no less than a certain percentage, ranging from 120% to 150%, of outstanding borrowings under the applicable loan agreement, less, in certain loan agreements, any money in respect of the principal standing to the credit of the retention account and any free or pledged cash deposits held with the lender in our or its subsidiary’s name (the minimum security collateral cover or “MSC”); and

●

for the Alpha Bank credit facilities, the ratio of the Company’s total liabilities (exclusive of the Amended and Restated Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the Vessel-owning company is entitled to distribute dividends to Pyxis. As of December 31, 2021, the requirement was met as such ratio was 60%, or 15% lower than the required threshold.

The events of default under our loan documents generally include provisions relating to events of default, such as:

●	the non-payment on the due date of any amount under the loan agreements or any related document;

●	the breach of any covenant (which includes a requirement for Mr. Valentis to maintain 25% or more of ownership or Mr. Valentis to continue to act as the Chairman, of the corporate guarantor) or undertaking or failure to provide additional security as required;

●	any untrue or incorrect representation or warranty; and

●	any cross-default.

As of December 31, 2021, we were in compliance with all of our financial covenants with respect to our loan agreements and there was no amount available to be drawn down under our existing loan agreements.

As discussed above, our interest rates payable under our bank loans are calculated at LIBOR plus a margin, and hence we are exposed to movements in LIBOR. In order to hedge our variable interest rate exposure, on January 19, 2018, Seventhone entered into an interest rate cap agreement with its lender for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. At inception, Seventhone paid $0.05 million to enter into the interest rate cap which at December 31, 2021 had a fair value of $0.0 million. Similarly, on July 16, 2021, the same subsidiary purchased an additional interest rate cap for the notional amount of $9.6 million at a cap rate of 2% with a termination date of July 8, 2025. At December 31, 2021, this second cap had a fair value of $0.1 million. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

Amended and Restated Promissory Note

On October 28, 2015, we and Maritime Investors entered into a promissory note, which as subsequently amended and supplemented, has an outstanding principal balance of $6.0 million at December 31, 2021, interest payable in cash on a quarterly basis at an annual rate of 7.5% with a maturity of April 1, 2024. Please refer to “Item 7 – Related Party Transactions” below for more information” and “Note 3 – Transaction with related parties” to our consolidated financial statements included in this Annual Report.

Major Capital Expenditures

On July 15, 2021, we took delivery of the “Pyxis Karteria”, a medium range product tanker of 46,652 dwt built in 2013 at Hyundai Mipo shipyard in South Korea. The purchase consideration of $20 million was funded by a combination of cash and a $13.5 million bank loan that matures in seven years and is secured by the vessel.

On December 20, 2021, we completed the acquisition of the “Pyxis Lamda”, a 50,145 dwt medium range product tanker built in 2017 at SPP Shipbuilding in South Korea for total purchase consideration valued at $31.2 million. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January 2022.

During 2020, $0.8 million was paid to complete the costs for the 2nd special survey of “Pyxis Malou” and installation of the BWTS which aggregated $1.6 million. During the second quarter of 2020, “Pyxis Epsilon” had her first special survey and BWTS installation at an aggregate cost of $1.05 million. In the fourth quarter of 2020, “Northsea Alpha” and “Northsea Beta” had their second special surveys at a cost of $0.7 million in the aggregate.

In 2021, $0.1 million advances were paid related to the special surveys of the “Pyxis Lamda” (including BWTS installation) that were completed in early 2022.

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

We determine cash flow projections by considering the:

●	estimated vessel utilization of 93% or 98.6%, whether the vessel is operating on spot or under time charter, respectively;

●	charter revenues from existing time charters for the fixed fleet days, and an estimated daily time charter equivalent using independent market analysts’ estimates for similar vessels for the unfixed days over the remaining period until the end of the 12-month period, net of our recent historical data on vessel operating expenses, management fees and general and administrative expenses; and

●	estimated cost and off–hire period of scheduled intermediate and special survey dry-dockings.

As of December 31, 2021, we had a working capital deficit of $3.7 million, defined as current assets minus current liabilities. We considered such deficit in conjunction with the future market prospects and potential future financings. As of the filing date of the consolidated financial statements, we expect that we will be in a position to cover our liquidity needs for the next 12-month period through the cash generated from the vessels’ operations. We believe that we will be in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements for the next 12-month period. In addition, we may consider the raising of capital including debt, equity securities, joint ventures and / or sale of assets.

Vessel Impairment

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. We record impairment losses only when events occur that cause us to believe that future cash flows for any individual vessel (which is considered a cash generating unit) will be less than its carrying value plus its unamortized dry-docking and survey balances. The carrying amounts of vessels held and used by us are reviewed accordingly for potential impairment whenever events or changes in circumstances indicate that the carrying amount plus the unamortized dry dock and survey balances of a particular vessel may not be fully recoverable. In these instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and our eventual disposition is less than the vessel’s carrying amount plus the unamortized dry-docking and survey balances. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. As of December 31, 2020, our fleet was independently valued at $79.8 million based on the average of appraisals from two internationally recognized maritime brokers. Our fleet was independently valued at an average of $123 million at December 31, 2021, exclusive of the small tankers which were sold in early 2022.

No impairment charge for our vessels was recorded as of December 31, 2021; however, in conjunction with the classification of the “Northsea Alpha” and “Northsea Beta” as Vessels held for sale, we incurred a non-cash impairment charge of $2.4 million as of December 31, 2021.

For the purposes of the impairment test in 2021, we determine future undiscounted net operating cash flows for each vessel and compare it to the vessel’s carrying value plus its unamortized dry-docking and survey balances. The future undiscounted net operating cash flows are determined by considering the:

●	estimated vessel utilization of 96.0% for the unfixed days, 98.6% for the fixed days and 93% when it is included scheduled off-hire days for planned dry-dockings and vessel surveys, based on historical experience;

●	estimated vessel scrap value at $340 per lightweight ton;

●	charter revenues from existing time charters for the fixed fleet days and the most recent seven year historical average time charter rates, for similar vessels for the unfixed days over the remaining estimated useful life of the vessel, net of our recent historical data on vessel operating expenses;

●	estimated cost of scheduled intermediate and special survey dry-dockings; and

●	inflationary factor for vessel operating expenses and dry-docking costs of 2.5% per year.

When the estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value plus its unamortized dry dock and survey balances, we compare the carrying value plus its unamortized dry-docking and survey balances to the vessel’s fair value. If the fair market value is lower than the vessel’s carrying value plus its unamortized dry-docking and special survey balances, the carrying value plus its unamortized dry dock and special survey balances is written down to the vessel’s fair market value, by recording a charge to operations.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, these assumptions are highly subjective. For example, we determined future undiscounted net operating cash flows, in part, based on the average gross one-year time charter equivalent rate for the most recent seven-year period. This seven-year period represents a reasonable amount of time in which a substantial portion of the worldwide product tankers newbuilding orderbook was delivered and the global economic conditions gradually improved from the recession of 2008-09, the volatile period of 2020 and a depressed 2021. Historically, actual freight rates, which have experienced wide spreads between peaks and troughs, industry costs and scrap prices have been volatile, albeit near historical highs during the last 12 months as of the date of this annual report, and long-term estimates may differ considerably. There can be no assurance as to how long charter rates and vessel values will remain at their present levels or whether they will change by any significant degree.

Vessel Lives and Depreciation

We depreciate our vessels on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of its initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value at the date of the vessel’s acquisition, which is estimated per lightweight ton, and our management believes is common in the shipping industry. During the fourth quarter of 2021, we adjusted the scrap rate from $300 per ton to $340 per ton due to the increased scrap rates worldwide. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Revenues, net

We generate our revenues from charterers. The vessels are chartered using either spot charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate.

The following table presents our revenue disaggregated by revenue source, net of commissions, for the years ended December 31, 2020 and 2021:

	Year ended December 31,
	2020	2021
Revenues derived from spot charters, net	$7,022	$13,711
Revenues derived from time charters, net	14,689	11,630
Revenues, net	$21,711	$25,341

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

Leases: We elected to early adopt the lease standard as of September 30, 2018 with adoption reflected as of January 1, 2018. We adopted the standard by using the modified retrospective method and selected the additional optional transition method. Also, we elected to apply a package of practical expedients under ASC 842, which allowed us, not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. In this respect no cumulative-effect adjustment was recognized to the 2018 opening balance of accumulated deficit. We assessed its new time charter contracts at the adoption date under the new guidance and concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. We concluded that the criteria for not separating the lease and non-lease components of its time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels, is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. After the lease commencement date, we evaluate lease modifications, if any, that could result in a change in the accounting for leases. For a lease modification, an evaluation is performed to determine if it should be treated as either a separate lease or a change in the accounting of an existing lease. Brokerage and address commissions on time charter revenues are deferred and amortized over the related voyage period, to the extent revenue has been deferred, since commissions are earned as revenues earned, and are presented in voyage expenses and as a reduction to voyage revenues (see above), respectively. Vessel operating expenses are expensed as incurred. By taking the practical expedients, existing time charters at January 1, 2018, continued to be accounted for under ASC 840 while new time charters commencing in 2018 and onwards are accounted for under ASC 842. The adoption of ASC 842 had no effect on our consolidated financial position and results of operations for the year ended December 31, 2018 and 2019. Upon adoption of ASC 842, we made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the supply and demand dynamics characterizing the product tanker market at any given time. The product tanker industry has been highly cyclical in recent years, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for products and tanker capacity. The Company’s business could be materially and adversely affected by the risks, or the public perception of the risks and unpredictable and uneven travel restrictions related to the COVID-19 pandemic. The Company is unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results. More recently, the war between Russia and Ukraine has created additional uncertainty in demand for product tankers and the impact to charter rates For other trends affecting our business please see other discussions in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”.

E. Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of Consolidated Financial Statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities at the date of our Financial Statements. Actual results may differ from these estimates under different assumptions and conditions. Please see “Note 2 – Significant Accounting Policies - (m) Vessels, Net:” and “Note 2 – Significant Accounting Policies - (n) Impairment of Long-Lived Assets” to our consolidated financial statements included in this Annual Report for a discussion of our Critical Accounting Estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of the Annual Report. The business address of each of the below-listed directors and officers is c/o Pyxis Tankers Inc., K. Karamanli 59, Maroussi 15125, Athens, Greece.

Name	Age	Position
Valentios “Eddie” Valentis	55	Chairman, Chief Executive Officer and Class I Director
Henry P. Williams	66	Chief Financial Officer and Treasurer
Konstantinos Lytras	57	Chief Operating Officer and Secretary
Robin P. Das	49	Class III Director
Basil G. Mavroleon	73	Class III Director
Aristides J. Pittas	62	Class II Director

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

Henry P. Williams was appointed as our Chief Financial Officer and Treasurer in August 2015. Mr. Williams has over 35years of commercial, investment and merchant banking experience. From February 2015, he served as a financial consultant to and is employed by Maritime and its affiliates. From March 2014 to January 2015, Mr. Williams was Managing Director, Head of Maritime, Energy Services & Infrastructure (U.S.) investment banking for Canaccord Genuity Inc. From August 2012 to February 2014, Mr. Williams was a Senior Advisor to North Sea Securities LLC, a boutique advisory firm in New York. From November 2010 to June 2012, Mr. Williams was Managing Director, Global Sector Head, Shipping of Nordea Markets in Oslo, Norway and Head of its U.S. Investment Banking division in New York. From 1992 until 2010, Mr. Williams was employed by Oppenheimer & Co. Inc., as Managing Director, Head of Energy & Transportation of its investment banking division. Mr. Williams has an MBA in Finance from New York University Leonard N. Stern School of Business and a BA in Economics and Business Administration from Rollins College.

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

Board Diversity Matrix

Our philosophy regarding candidates for the Board of Director is to identify, nominate and elect the most qualified individuals available to us, regardless of race, creed, sexual orientation, nationality, ethnic, language and religion.

Board Diversity Matrix
Country of Principal Executive Offices:	Greece
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial owners of more than five percent of shares of our common stock, and the beneficial ownership of each of our directors and executive officers and of all of our directors and executive officers as a group as of March 28, 2022. All of our stockholders, including the stockholders listed in this table, are entitled to one vote for each share held.

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

	Shares Beneficially Owned
Identity of person or group (1)	Number	Percentage (2)
Valentios “Eddie” Valentis (Maritime Investors Corp.) (3)	22,927,770	54.0%
Henry P. Williams (4)	158,889	* %
Konstantinos Lytras (4)	100,374	*
Robin P. Das	—	—
Basil G. Mavroleon	—	—
Aristides J. Pittas	—	—
All directors and executive officers as a group (8 person)	23,187,033	54.6%

(1)

Except as otherwise provided herein, each person named herein as a beneficial owner of securities has sole voting and investment power as to such securities and such person’s address is c/o 59 K. Karamanli Street, Maroussi, 15125, Greece.

(2)	Based upon 42,455,857 common shares outstanding as of March 28, 2022.
(3)	Valentios “Eddie” Valentis is a 100% stockholder of Maritime Investors and shares voting and investment power with Maritime Investors of the 22,927,770 shares of our common stock held by it.
(4)

Each of Messrs. Lytras and Williams received 11,074 restricted shares of our common stock in March 2016 as an award under our EIP. In addition, Mr. Williams also received 200,000 restricted shares of our common stock in November 2017 as an award under our EIP.

*	Less than 1% of our outstanding shares of common stock.

As of March 28, 2022, we had 1,265 shareholders of record, 119 of which were located in the United States and held an aggregate of 24,733,196 shares of our common stock, representing 58.3% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 24,720,348 shares of our common stock as of March 28, 2022. Accordingly, we believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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

Prior to our acquisition of the “Pyxis Lamda” in December 2021, the vessel was owned by a party affiliated with Mr. Valentis, our founder and Chief Executive Officer. “Pyxis Lamda” has been and is currently managed by Maritime.

The term of the Head Management Agreement with Maritime commenced on March 23, 2015 for an initial period of five years through March 23, 2020. The Head Management Agreement can be terminated by Maritime only for cause or under other limited circumstances, such as upon a sale of us or Maritime or the bankruptcy of either party. On March 23, 2020, the Head Management Agreement was extended for an additional five-year period through March 23, 2025. Pursuant to the Head Management Agreement, each of our new subsidiaries that acquires a vessel in the future will enter into a separate management agreement with Maritime with a rate set forth in the Head Management Agreement. Under the Head Management Agreement, we pay Maritime a cost of $1.6 million annually for the services of our executive officers and other administrative services, including use of office space in Maritime’s premises. In return for Maritime’s ship management services, we pay to Maritime for each vessel while in operation, a daily fee of $325, and for each vessel under construction, a fee of $450 plus an additional daily fee, which is dependent on the seniority of the personnel, to cover the cost of the engineers employed to conduct the supervision. The fees payable to Maritime for the administrative and ship management services will be adjusted effective as of every January 1st for inflation in Greece or such other country where it is headquartered. On August 9, 2016, we amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-Management Fees and the Administration Fees, which will remain the same as per the previous calendar year. In 2020 there was nominal deflation in Greece, so there was no scheduled increase in these fees for 2021. However, effective January 1, 2022, these fees are to increase 1.23% in line with the reported average inflation rate of Greece in 2021. In addition, Maritime will receive 1.00% of the price of any vessel sale, and 1.25% of all chartering, hiring and freight revenue procured by or through it. In the event the agreement is terminated without cause and a change of control (as defined therein) occurs within 12 months after such termination or the agreement is terminated due to a change of control, we will pay Maritime an amount equal to 2.5 times the administrative fee. On March 18, 2020, we amended the Head Management Agreement with Maritime to provide that in the event of such change of control and termination, the Company shall also pay to Maritime an amount equal to 12 months of the then daily Ship-Management Fees.

The following amounts were charged by Maritime to us during 2019, 2020 and 2021:

	Year ended December 31,
(In thousands of U.S. dollars)	2019	2020	2021
Charter hire commissions	$351	$276	$322
Ship-Management Fees	724	637	716
Administration Fees	1,628	1,632	1,632
Total	$2,703	$2,545	$2,670

Promissory Note issued to Maritime Investors

On October 28, 2015, we issued a promissory note in the amount of $2.5 million in favor of Maritime Investors in connection with its election to receive a portion of the merger true-up shares in the form of a promissory note. The promissory note also includes amounts due to Maritime Investors for the payment of $0.6 million by Maritime Investors to LookSmart, representing the cash consideration of the merger, and the amounts that allowed us to pay miscellaneous transactional costs. The promissory note had a maturity of January 15, 2017 and an interest rate of 2.75% per annum. Certain amendments were made increasing the principal balance to $5.0 million, extending the maturity date to March 31, 2020 and the interest rate to 4.5%. On May 14, 2019, we entered into a second amendment to the Amended and Restated Promissory Note. This amendment (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the credit facility of Eighthone with Entrust Global (the “Credit Facility”) on September 2023 (see Note 7), b) January 15, 2024 and c) repayment of any Paid-In-Kind (“PIK”) interest and principal deficiency amount under the Credit Facility, and (ii) increased the annual interest rate to 9.0% (of which 4.5% is payable in cash quarterly in arrears and 4.5% payable in the Company’s restricted common stock) per annum on a daily basis from April 1, 2019 until the Amended and Restated Promissory Note is paid in full. Otherwise, the annual interest rate of 9% would continue to be paid in cash or in the afore-mentioned combination of cash and shares on a quarterly basis, at the Company’s option. During the year ended December 31, 2020, we issued additional 260,495 of common shares to settle the interest charged on the Amended and Restated Promissory Note, and during the year 2021 and up to Promissory Note amendment as of May 27, 2021, we issued additional 112,273 of common shares to settle the respective interest charged on the Promissory Note. The Credit Facility was repaid in full on March 30, 2021, and the Company had the right to continue to pay interest on the Amended and Restated Promissory Note in the aforementioned combination of cash and shares.

During 2021, the Promissory Note was restructured and amended as of May 27, 2021, on the following basis: a) repayment on June 17, 2021 of $1,000 in principal and $433 for accrued interest, b) settlement on June 17, 2021 of $1,000 of principal with the issuance 1,091,062 restricted common shares of the Company computed on the volume weighted average closing share price for the 10 day period commencing one day after its public distribution of first quarter, 2021 financial results press release (i.e. the period from June 3 to June 16, 2021 at $0.9165) and c) remaining balance of $3,000 in principal having a maturity date of April 1, 2023 and interest shall accrue at annual rate of 7.5%, since June 17, 2021, payable quarterly in cash, thereafter. In conjunction with the acquisition of the vessel “Pyxis Lamda” the Promissory Note was further amended on December 20, 2021 increasing the principal balance from $3,000 to $6,000 and extending the maturity date on April 1, 2024, as part of the purchase consideration for the Company’s acquisition of the “Pyxis Lamda” from an entity related to the family of the Company’s Chairman and Chief Executive Officer. All other terms of the Amended and Restated Promissory Note remain in full force and effect.

Interest charged on the Promissory Note for the years ended December 31, 2019, 2020 and 2021, amounted to $395, $452 and $335, respectively, and is included in Interest and finance costs, net (Note 12) in the accompanying Consolidated Statements of Comprehensive Loss. Of the total interest charged on the Promissory Note during the year ended December 31, 2019, $225 was paid in cash and the remaining amount of $170 was settled in common shares. Of the amount settled in common shares, $113 was settled in common shares during 2019 and the remaining amount of $57 was settled in January 2020. Of the total interest charged on the Promissory Note during the year ended December 31, 2020, $226 was paid in cash during 2021 and the remaining amount of $226 was settled in common shares. Of the amount settled in common shares, $169 was settled in common shares during 2020 and the remaining amount of $57 was settled in January 2021. Of the total interest charged on the Promissory Note during the year ended December 31, 2021, $216 was paid in cash, $64 was payable in cash and the remaining amount of $55 was settled in common shares during 2021. The payable in cash amount of $64 was paid in January 2022.

Maritime Advances

At December 31, 2020, we advanced $2.3 million to Maritime to prepay management fees and certain vessel dry docking costs. At December 31, 2021, Maritime advanced us $4.0 million used to pay various operating costs, debt service, dry docking costs and other obligations, exclusive of the $3 million obligation for the purchase of the Pyxis Lamda. The balances with Maritime are interest free and have no specific repayment terms.

Acquisition of “Pyxis Lamda”

On December 20, 2021, an entity related to Mr. Valentis, our founder and Chief Executive Office, sold to us the “Pyxis Lamda”, a 2017-built 50,145 dwt. eco-efficient MR product tanker that was constructed at SPP Shipbuilding Co. Ltd. in South Korea. The purchase price of the “Pyxis Lamda” amounted approximately to $31.17 million included $26 million in cash, non-cash consideration of 4,139,003 common shares issued with fair value of $2.17 million on the delivery date and $3.0 million in additional principal under the Amended and Restated Promissory Note, that were issued to Maritime Investors. As of December 31, 2021, the outstanding balance relating to the transaction was $3.0 million and was settled with payment in cash on January 10, 2022.

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

Dividend Policy

Except as required for the Series A Convertible Preferred Shares, we do not intend to pay common stock dividends in the near future and will make dividend payments to our stockholders in the future only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal, fiduciary and contractual requirements, including our current and future loan agreements. For example, there is a restrictive covenant against paying dividends under certain circumstances, including if there is a default under the loan agreements or, with respect to our subsidiaries Fourthone, Seventhone, Eighthone and Eleventhone under their respective Alpha Bank Facilities entered into in 2020 and 2021, if the ratio of our (and our subsidiaries as a group) total liabilities (exclusive of the Promissory Note) to market value adjusted total assets is greater than 75% in the relevant year. As of December 31, 2021, the ratio of total liabilities over the market value of our adjusted total assets (calculated in accordance with the Alpha Bank Facilities) was 60% and therefore, under the Alpha Bank Facilities, the related subsidiaries were permitted to distribute dividends to us as of December 31, 2021. However, the payment of any dividends is not guaranteed or assured, and if paid at all in the future, may be discontinued at any time at the discretion of the board of directors.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our shares of common stock were approved for listing on the NASDAQ Capital Market on October 28, 2015 under the symbol “PXS” and the first reported trade on the NASDAQ Capital Market for our shares was in November 2015. Our shares continue to be listed on the NASDAQ Capital Market. Our Series A Convertible Preferred Shares are also currently trading on the NASDAQ Capital Market under the symbol “PXSAP”, and our warrants are trading on the NASDAQ Capital Market under the symbol PXSAW.

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

On June 16, 2021, Nasdaq notified us of our noncompliance with the minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq’s listing rules. Following this deficiency notice, the Company was not in compliance with the minimum bid price for the second half of 2021. In mid- December 2021, NASDAQ granted us an additional 180-day extension until June 13, 2022 to regain compliance. However, as of the date of this annual report, we have not met the minimum bid price requirement, and the Company intends to affect a reverse stock split, which is subject to shareholder approval, in order to regain Nasdaq’s continued listing standards. There is no guarantee that the post-split share price will be sufficient to meet such standards.

As of March 28, 2022, our common stock price was $0.53. Please also see “Item 3. Key Information – D. Risk Factors – If our common stock does not meet the NASDAQ’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.”

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

Our authorized common and preferred stock consists of 450,000,000 common shares, 50,000,000 preferred shares of which 1,000,000 are authorized as Series A Convertible Preferred Shares. As of December 31, 2020 and 2021, the Company had a total of 21,962,881 and 42,455,857 common shares issued and outstanding, respectively, and 181,475 and 449,673 Series A Convertible Preferred Shares issued and outstanding, respectively, each with a par value of USD 0.001 per share. All of our shares of stock are in registered form. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of The Marshall Islands or by our Articles of Incorporation or Bylaws.

The rights, preferences and restrictions attaching to each class of shares of our capital stock are described in the “Description of Securities” filed herewith as Exhibit 2.2 to this Annual Report.

On October 28, 2015, our board of directors approved the EIP, providing for the granting of share-based awards to our directors, officers and employees and affiliates and to our consultants and service providers. On November 15, 2017, 200,000 restricted shares of our common stock were granted and issued to one of our senior officers, which were vested immediately upon issuance. During the years ended December 31, 2020 and 2021, no additional shares were granted under the EIP.

On December 6, 2017, we entered into a securities purchase agreement with certain accredited investors (the “Investors”), pursuant to which we, in a private placement, agreed to issue and sell to the Investors an aggregate of 2,400,000 shares of our common stock at a price per share of $2.00.

On March 30, 2018, we launched our At-The-Market Program (“ATM Program”) under which we may, from time to time, issue and sell shares of our common stock up to an aggregate offering of $2.3 million through a sales agent as either agent or principal. On November 19, 2018, the ATM Program was amended to increase the offering to $3.675 million. As of December 31, 2018, and 2019, we offered and sold of 182,297 and 214,828 shares of common stock, respectively, under the ATM Program. No shares have been sold in 2020 under the ATM Program which was discontinued in 2021.

In October 2020, we issued 200,000 Units at a price of $25.00 per Unit (the “Series A Convertible Preferred Share and Warrants Transaction”). Each Unit was immediately separable into (i) one 7.75% Series A Cumulative Convertible Preferred Share, par value $0.001 per share (the “Series A Convertible Preferred Shares”), and (ii) eight warrants (the “Warrants”). Each Warrant will entitle the holder to purchase one common share at an initial exercise price of $1.40 per share at any time prior to October 13, 2025 or, in case of absence of an effective registration statement, to exchange those cashless based on a formula. Any Warrants that remain unexercised on October 13, 2025 shall be automatically exercised by way of a cashless exercise on that date. We also agreed to issue and sell to designees of the underwriter as compensation, two separate types of Underwriter’s Warrants for an aggregate purchase price of $100 (absolute amount). The warrants were issued pursuant to an Underwriting Agreement dated October 8, 2020. The first type of the Underwriter’s Warrants is a warrant for the purchase of an aggregate of 2,000 Series A Convertible Preferred Shares at an exercise price of $24.92 and the second type is a warrant for the purchase of an aggregate of 16,000 Warrants at an exercise price of $0.01, at any time on or after April 6, 2021 and prior to October 8, 2025. As of December 31, 2021, all the respective non-tradeable underwriter’s warrants remain outstanding. Each Series A Convertible Preferred Share is convertible into common shares at a conversion price of $1.40 per common share, or 17.86 common shares, at any time at the option of the holder, subject to certain customary adjustments. Dividends on the Series A Convertible Preferred Shares are cumulative from and including the date of original issuance in the amount of $1.9375 per share each year, which is equivalent to 7.75% of the $25.00 liquidation preference per share. Dividends on the Series A Convertible Preferred Shares are paid monthly in arrears starting November 20, 2020, to the extent declared by our Board of Directors. Please refer to “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” for more information on the foregoing.

During the years ended December 31, 2020 and 2021, we issued additional 260,495 and 112,273 of common shares, respectively, to settle the interest charged on the Amended and Restated Promissory Note, based on the volume weighted average closing share price for the 10-day period immediately prior to the respective quarter end periods.

On February 17, 2021, we entered into a Securities Purchase Agreement with certain accredited investors for the private placement of 14,285,715 shares of our common stock at a purchase price of $1.75 per share (the “2021 Private Placement Transaction”), which resulted in gross proceeds of approximately $25.0 million. In connection with the 2021 Private Placement Transaction, we entered into a registration rights agreement pursuant to which we agreed to register for resale all of the shares issued in the 2021 Private Placement Transaction. In addition, we issued warrants to the placement agent, which are exercisable for the purchase of an aggregate of 3% of our shares sold in the 2021 Private Placement Transaction (428,571 warrants to purchase common shares). As of December 31, 2021, all the respective non-tradeable underwriter’s warrants remain outstanding.

On June 17, 2021, following the exchange of $1 million in principal of the Promissory Note, we issued 1,091,062 common shares computed on the volume weighted average closing share price for the 10-day period commencing one day after publishing our first quarter, 2021 financial results press release.

On July 16, 2021, we announced the closing of a follow-on public offering of 308,487 Series A Convertible Preferred Shares which were priced at $20.00 per share for gross proceeds of $6.17 million. After offering costs and expenses, the net proceeds of $5.56 million of the Follow-on Offering were for applied for general corporate purposes. Further we agreed to issue to the representative of the underwriter warrants to purchase 2,683 shares of Series A Preferred Shares, The Warrants will be exercisable at a per share exercise price of $25.00 and are exercisable at any time and from time to time, in whole or in part, during the four and one-half year period commencing 180 days from the commencement of sales of the securities issued in this offering. As of December 31, 2021, all the respective underwriter’s warrants remain outstanding.

As of December 31, 2021, 58,814 Series A Convertible Preferred Shares had been converted and 144,500 Warrants exercised, resulting in the issuance of 1,197,029 common shares. There were no further conversions and exercises after December 31, 2021 through March 31, 2021.

On December 20, 2021, as part of the purchase consideration for the Company’s acquisition of the “Pyxis Lamda”, we issued 4,139,003 common shares, which was equivalent to $3 million of the vessel’s purchase price, based on the average of a) the volume weighted average closing share price for the five trading day period immediately before the public announcement of such acquisition dated November 15, 2021 and b) a similar 5 day period after such announcement, which resulted in average price of $0.7248 per share. The fair value of these 4,139,003 common shares on delivery date was $2,172.

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

E. Taxation

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences of an investment in our common stock and our Series A Convertible Preferred Shares. The discussion set forth below is based upon the Code, Treasury regulations and judicial and administrative rulings and decisions all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurance that any of these regulations or other guidance will be enacted, promulgated or provided, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the IRS or the courts and prospective investors should note that no rulings have been or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions.

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

For our 2021 taxable year, we and three of our subsidiaries that earn shipping income were organized under the laws of the Republic of the Marshall Islands. Effective March 1, 2018, three of our subsidiaries that earn shipping income domiciled to the Republic of Malta. The U.S. Treasury recognizes each of the Republic of the Marshall Islands and the Republic of Malta as a country that grants an equivalent exemption and thus is a qualified foreign country. Therefore, if we and our subsidiaries satisfy the 50% Ownership Test or Publicly-Traded Test for a taxable year, and otherwise comply with applicable substantiation and reporting requirements, we will be exempt from U.S. federal income tax for that taxable year with respect to our U.S.-source shipping income.

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

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares (or “5% shareholders”) the Section 883 Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common shares. The Section 883 Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes. Consistent with the Schedule 13D/A filed with the SEC on December 27, 2021, Mr. Valentis beneficially owned more than 5% of our common stock for all of the 2021 taxable year. Thus, we believe that the 5% Override Rule is triggered for the 2021 taxable year.

However, even if the 5% Override Rule is triggered, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% shareholders, qualified shareholders (as defined generally under the Section 883 Regulations and discussed above) own sufficient number of shares to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In this case, Mr. Valentis was the sole 5% shareholder for the 2021 taxable year and is a qualified shareholder for purposes of the Section 883 Regulations. Thus, we believe that the 5% Override Rule would be inapplicable.

Based on the foregoing, we intend to take the position that we and our subsidiaries satisfy both the 50% Ownership Test and the Publicly-Traded Test for the 2021 taxable year and intend to comply with the substantiation and reporting requirements that are applicable under Section 883 of the Code to claim the Section 883 Exemption. If in the 2022 or any future taxable year, the ownership of our shares of common stock changes, because, among other things, we can give no assurance that such shareholders are qualified shareholders or that a sufficient number of qualified shareholders will cooperate with us in respect of the applicable substantiation and reporting requirements, there can be no assurance that we will satisfy either the 50% Ownership Test or the Publicly-Traded Test, in which case we and our subsidiaries would not qualify for the Section 883 Exemption for that taxable year and would be subject to U.S. federal tax as set forth in the above discussion (subject to only in the case of income earned by our subsidiaries organized under the laws of the Republic of Malta, the applicable exemption, under the aforementioned order for double taxation relief in relation to the taxation of income derived from the international operation of ships and/or the income tax treaty between the United States and the Republic of Malta).

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

Tax Considerations Relating to the Series A Convertible Preferred Shares

The U.S. federal income tax treatment of distributions on the Series A Convertible Preferred Shares and of gain or loss upon a sale, exchange or other disposition of the Series A Convertible Preferred Shares will be similar to the U.S. federal income tax treatment of distributions on, and gain or loss upon a sale, exchange or disposition, of common shares, as described above. For additional information, U.S. Holders should review the section titled “Taxation” of the prospectus filed with the Securities and Exchange Commission dated October 8, 2020 and consult their own tax advisors regarding the tax consequences of an investment in the Series A Convertible Preferred Shares.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “electing holder”) the electing holder must report for U.S. federal income tax purposes its pro-rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the electing holder, regardless of whether distributions were received from us by the electing holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The electing holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the electing holder’s tax basis in the common shares. An electing holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incur with respect to any taxable year. An electing holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our shares of common stock or Series A Convertible Preferred Shares. A U.S. Holder would make a timely QEF election for our shares of common stock or Series A Convertible Preferred Shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2021 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our shares of common stock or Series A Convertible Preferred Shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the shares at the end of the taxable year over such Holder’s adjusted tax basis in the shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his shares of our common stock or Series A Convertible Preferred Shares would be adjusted to reflect any such income or loss amount recognized. Any gain realized on the sale, exchange or other disposition of our shares of common stock or Series A Convertible Preferred Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

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

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO OUR STATUS AS A PFIC, AND, IF WE (AND/OR ONE OR MORE OF OUR SUBSIDIARIES) ARE TREATED AS A PFIC, AS TO THE EFFECT ON THEM OF, AND THE REPORTING REQUIREMENTS WITH RESPECT TO, THE PFIC RULES AND THE DESIRABILITY OF MAKING, AND THE AVAILABILITY OF, EITHER A QEF ELECTION OR A MARK-TO-MARKET ELECTION WITH RESPECT TO OUR SHARES OF COMMON STOCK or Series A Convertible Preferred Shares. WE PROVIDE NO ADVICE ON TAXATION MATTERS.

U.S. Federal Income Taxation of Non-U.S. Holders

Dividends on Common Stock or Series A Convertible Preferred Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our shares of common stock or Series A Convertible Preferred Shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock or Series A Convertible Preferred Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our shares of common stock or Series A Convertible Preferred Shares, unless:

(i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States; or

(ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and who also meets other conditions.

Income or Gains Effectively Connected with a U.S. Trade or Business

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, dividends on the common shares and gain from the sale, exchange or other disposition of our shares of common stock or Series A Convertible Preferred Shares, that is effectively connected with the conduct of that trade or business, will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

Information reporting to the IRS may be required with respect to payments on our shares of common stock or Series A Convertible Preferred Shares and with respect to proceeds from the sale of the shares of common stock or Series A Convertible Preferred Shares. With respect to Non-U.S. Holders, copies of such information returns reporting may be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of any applicable income tax treaty or exchange of information agreement. A “backup” withholding tax (currently at a 24% rate) may also apply to those payments if a non-corporate holder of the shares of common stock or Series A Convertible Preferred Shares fails to provide certain identifying information (such as the holder’s taxpayer identification number or an attestation to the status of the holder as a Non-U.S. Holder), such holder is notified by the IRS that he or she has failed to report all interest or dividends required to be shown on his or her federal income tax returns or, in certain circumstances, such holder has failed to comply with applicable certification requirements.

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

U.S. Holders of our shares of common stock or Series A Convertible Preferred Shares may be required to file forms with the IRS under the applicable reporting provisions of the Code. For example, such U.S. Holders may be required, under Sections 6038, 6038B and/or 6046 of the Code, to supply the IRS with certain information regarding the U.S. Holder, other U.S. Holders and us if (i) such person owns at least 10% of the total value or 10% of the total combined voting power of all classes of shares entitled to vote or (ii) the acquisition, when aggregated with certain other acquisitions that may be treated as related under applicable regulations, exceeds $100,000. In the event a U.S. Holder fails to file a form when required to do so, the U.S. Holder could be subject to substantial tax penalties.

If a shareholder is a Non-U.S. Holder and sells his or her shares of common stock or Series A Convertible Preferred Shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the shareholder certifies that he or she is not a U.S. person, under penalty of perjury, or he or she otherwise establishes an exemption. If our shareholder is a Non-U.S. Holder and sells his or her common stock or Series A Convertible Preferred Shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such shareholder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a shareholder outside the United States, if the shareholder sells his or her shares of common stock or Series A Convertible Preferred Shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the shareholder is not a U.S. person and certain other conditions are met, or the shareholder otherwise establishes an exemption.

Backup withholding is not an additional tax and may be refunded (or credited against the holder’s U.S. federal income tax liability, if any), provided that appropriate returns are filed with and certain required information is furnished to the IRS in a timely manner.

In addition, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our shares of common stock or Series A Convertible Preferred Shares, unless the shares are held in an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, a Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations in respect of our shares of common stock or Series A Convertible Preferred Shares.

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

Under Maltese law, the subsidiary companies Secondone Corporation Ltd., Thirdone Corporation Ltd. and Fourthone Corporation Ltd., being Maltese registered companies, are deemed by the Income Tax Act to be resident in Malta for tax purposes. However such companies, being the respective registered owners and operators of the Maltese registered vessels “Northsea Alpha”, “Northsea Beta” and “Pyxis Malou”, are not subject to Malta income tax on any profits derived by them, including tax on any gains of a capital nature as may be derived from the sale or other transfer of the vessels concerned, to the extent that (1) such profits are derived from ‘shipping activities’ (being in particular the international carriage of goods or passengers by sea in terms of the EU Maritime State Aid Guidelines and such other activities that have been approved or considered as eligible for tonnage tax purposes by the European Commission) and (2) such vessels have been declared by the Minister responsible for Shipping to be and continue to qualify as ‘tonnage tax ships’ under the Merchant Shipping (Taxation And Other Matters Relating to Shipping Organizations) Regulations 2018; provided that for the year in respect of which exemption from tax is applied (i) all applicable tonnage taxes have been paid and (ii) separate accounts were kept clearly distinguishing the payments and receipts by the companies concerned in respect of shipping activities, including the ownership, operation, administration or management of the vessels as tonnage tax ships, and payments and receipts in respect of any other business.

No Maltese withholding tax will be imposed upon payment of dividends by any one of Secondone Corporation Ltd., Thirdone Corporation Ltd. and Fourthone Corporation Ltd., being the three (3) Maltese registered companies concerned, to their shareholder.

The subsidiary companies Seventhone Corp., Eighthone Corp. Tenthone Corp. and Eleventhone Corp., being companies registered under the laws of the Marshall Islands, are not considered to be tax resident in Malta and are therefore not subject to any income tax in Malta, including tax on any gains of a capital nature as may be derived from the sale or other transfer of the Maltese registered vessels “Pyxis Theta” and “Pyxis Epsilon” which are respectively owned by them. The appointment by these companies of a Resident Agent in Malta in connection with their registration with the registrar of Shipping as ‘International Owners’ does not constitute a permanent establishment in Malta for tax purposes.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

COVID-19 outbreak and its continuing variants: The effects of the infectious disease, COVID-19, are rapidly evolving globally and are uncertain. The Company’s business could be adversely affected by this outbreak. Any prolonged restrictive measures in order to control the spread of COVID-19 or other adverse public health development in Asia, U.S. or the Company’s targeted markets may have a material and adverse effect on the demand for the Company’s vessels, operations and financial condition.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the years ended December 31, 2020 and 2021 by approximately $0.5 million and $0.5 million, respectively, based upon our average debt level during 2020 and 2021.

Foreign Currency Exchange Risk

We generate most of our revenue in U.S. dollars, but a portion of our expenses, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses and in general and administrative expenses. As of December 31, 2020 and 2021, approximately 15% and 5%, respectively, of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars. We do not consider foreign currency exchange risk to be a significant risk to our business in the current environment and foreseeable future.

Inflation

We do not consider inflation to be a significant risk to our business in the current environment and foreseeable future.

B. Qualitative Information about Market Risk

Interest Rate Exposure

Our debt obligations under each of our subsidiaries’ loan agreements bear interest at LIBOR plus a fixed margin. Increasing interest rates could adversely affect our future profitability. Lower interest rates lower the returns on cash investments. We regularly monitor interest rate exposure and will enter into swap arrangements with acceptable financial counterparties to hedge exposure where it is considered economically advantageous to do so. However, there may be certain incremental costs incurred if we enter into such arrangements. In order to hedge our variable interest rate exposure, on January 19, 2018, Seventhone entered into an interest rate cap agreement with one of its lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. Similarly, on July 16, 2021, the same subsidiary purchased an additional interest rate cap for the amount of $9.6 million at a cap rate of 2% with a termination date of July 8, 2025.

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

We may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk. As of December 31, 2021 and March 31, 2022, three and two of our vessels, respectively, were employed with the same charterer.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The management of Pyxis Tanker Inc., with the participation of the Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2021, has concluded that, as of such date, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management performed an assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2021 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control, Integrated Framework (2013). Based on its assessment, management has determined that our internal control over financial reporting was effective as of December 31, 2021.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), has served as our independent registered public accounting firm for the years ended December 31, 2020 and 2021. Our audit committee was established October 28, 2015. Our accountants billed the following fees to us for professional services:

(a) Audit Fees

The audit fees for the audit of each of the years ended December 31, 2020 and 2021 were $142,000 and $148,000, respectively.

(b) Audit -Related Fees

Audit services fees charged for the years ended December 31, 2020 and 2021 were $83,000 and $90,000, respectively. Such fees reflect audit performed on the Company’s subsidiaries, related consents and comfort letters and any other audit related services required for SEC or other regulatory filings.

(c) Tax Fees

Tax fees charged for the years ended December 31, 2020 and 2021 were $1,380 and $1,000, respectively. Fees related to U.S. Federal Tax Compliance assurance services.

(d) All Other Fees

No other fees were charged for the years ended December 31, 2020 and 2021.

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

None.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Refer to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Please see Financial Statements beginning on page F-1 of this Annual Report.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

1.1#	Articles of Incorporation of the Company	F-4	333-203598	3.1	April 23, 2015
1.2#	Bylaws of the Company	F-4	333-203598	3.2	April 23, 2015
1.3*	Amendment to No.4 To Amended and Restated Promissory Note
1.4*	Fourthone Corporation Ltd and Eleventhone Corp. join Loan Agreement
2.1#	Specimen Stock Certificate of Pyxis Tankers Inc.	F-4	333-203598	4.2	September 28, 2015
2.2#	Description of Securities	20-F	001-37611	2.2	March 31, 2020
2.3#	Form of Certificate of Designation of Series A Preferred Shares	F-1/A	333-245405	4.2	September 28, 2020
2.4#	Form of Warrant Agency Agreement (including Form of Warrant)	F-1/A	333-245405	4.3	September 28, 2020
2.5#	Form of Underwriter’s Warrant (Common Share Warrant)	F-1/A	333-245405	4.4	September 28, 2020
2.6#	Form of Underwriter’s Warrant (Series A Preferred Shares)	F-1/A	333-245405	4.5	September 28, 2020
2.7#	Form of Underwriter’s Warrant (Common Shares Warrant)	F-1	333-253741	4.6	March 1, 2021
4.1#	Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	F-4	333-203598	10.3	September 4, 2015
4.1.1#	First Amendment dated August 9, 2016, to the Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	20-F	001-37611	4.1.1	March 28, 2017
4.1.2#	Second Amendment dated March 18, 2020, to the Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	20-F	001-37611	4.1.2	March 31, 2020
4.2#	Form of Ship Management Agreement with International Tanker Management Ltd.	F-4	333-203598	10.4	September 4, 2015

4.4#	Facility Agreement dated February 23, 2018, by and among Secondone Corp., Thirdone Corp. and Fourtone Corp., as borrowers, and Amsterdam Trade Bank N.V. as arranger, facility agent and security agent	F-4	333-203598	10.8	August 6, 2015
4.5#	Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of April 23, 2015	F-4	333-203598	10.11	August 6, 2015
4.6#	Form of 2015 Equity Incentive Plan	F-4	333-203598	10.12	September 4, 2015
4.7#	Form of Indemnification Agreement	F-4	333-203598	10.13	September 4, 2015
4.8#	Promissory Notein favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015	20-F	001-37611	4.12	March 23, 2016
4.8.1#	First Amendment dated August 9, 2016, to the Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015	20-F	001-37611	4.12.1	March 28, 2017
4.8.2#	Second Amendment dated March 7, 2017, to the Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015	20-F	001-37611	4.12.2	March 28, 2017
4.8.3#	Amended and Restated Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. dated December 29, 2017	SC 13D/A	005-89171	1	January 2, 2018
4.8.4#	Amendment No. 1 dated June 29, 2018 to the Amended & Restated Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of December 29, 2017	20-F	001-37611	4.13.4	March 29, 2019
4.8.5#	Amendment No. 2 dated May 14, 2019 to the Amended & Restated Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of December 29, 2017	20-F	001-37611	4.11.5	March 31, 2020
4.9#	Facility Agreement dated September 27, 2018, by and among Eighthone Corp. as borrower, Pyxis Tankers Inc. as guarantor and Wilmington Trust, National Association as facility agent and security agent.	20-F	001-37611	4.17	March 29, 2019
4.9.1#	Deferred Fee Agreement dated September 28, 2018, by and among Eighthone Corp. as borrower and Wilmington Trust, National Association as facility agent	20-F	001-37611	4.17.1	March 29, 2019
4.10#	Equity Distribution Agreement, dated March 30, 2018 between Pyxis Tankers Inc. and Noble Capital Markets	6K	001-37611	1.1	March 30, 2018
4.10.1#	Amendment No. 1 to the Equity Distribution Agreement dated November 19, 2018 between Pyxis Tankers Inc. and Noble Capital Markets	6K	001-37611	1.1	November 20, 2018
4.11#	Loan Agreement dated July 8, 2020 by and between Alpha Bank S.A., as lender, and Seventhone Corp., as borrower	F-1	333-245405	10.13	August 13, 2020

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

4.12#	Corporate Guarantee dated July 8, 2020 by and between Pyxis Tankers Inc., as guarantor, and Alpha Bank S.A., as lender, in respect of the Loan Agreement dated July 8, 2020, by and between Alpha Bank S.A. and Seventhone Corp.	F-1	333-245405	10.13.1	August 13, 2020
4.13#	Form of Lock-Up Agreement	6-K	001-37611	10.2	February 24, 2021
4.14#	Loan Agreement, dated March 29, 2021, by and among Alpha Bank S.A. and Eighthone Corp.	20-F	001-37611	4.17	April 12, 2021
4.15#	$13.5 Million Secured Loan Agreement dated July 9, 2021 between the Company and Vista Bank (Romania) S.A.	6-K	001-37611	99.2	July 12, 2021
4.16#	Amendment dated June 25, 2021 to the Loan Agreement dated July 8, 2020 by and between Alpha Bank S.A., as lender, and Seventhone Corp., as borrower.	6-K	001-37611	99.3	July 12, 2021
4.17#	Amendment No. 3 to the Amended and Restated Promissory Note, dated May 27, 2021, by and between the Company and Maritime Investors Corp.	6-K	001-37611	99.3	June 4, 2021
8.1*	List of Subsidiaries
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)
15.2*	Consent of Drewry Shipping Consultants Ltd.

101* The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as at December 31, 2020 and 2021;

(ii) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2019, 2020 and 2021;

(iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2019, 2020 and 2021;

(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2020 and 2021;

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

Date: April 1, 2022

PYXIS TANKERS INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Pyxis Tankers Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pyxis Tankers Inc. (“the Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

Impairment of Long-Lived Assets

Description of the matter

At December 31, 2021, the carrying value plus the unamortized dry-dock and survey balances of the Company’s vessels was $120,636 thousand. As discussed in Notes 2(n) and 5 to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value plus the unamortized dry-dock and survey balances of a vessel may not be recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value plus the unamortized dry-dock and survey balances of the vessel. Where the vessel’s carrying value plus the unamortized dry-dock and survey balances exceeds the future undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value plus the unamortized dry-dock and survey balances of the vessel over its fair value.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining the assumption of the future charter rates for non-contracted revenue days. These charter rates are subjective as they involve the development and use of assumptions about the tanker shipping market through the end of the useful lives of the vessels. This assumption is forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit	We evaluated management’s impairment assessment of each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates for non-contracted revenue days with external market data such as available market data from various analysts and recent economic and industry changes, and internal data such as historical charter rates for the vessels. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the future undiscounted net operating cash flows. We tested the completeness and accuracy of the data used within the undiscounted net operating cash flow forecasts. We assessed the adequacy of the Company’s disclosures in Notes 2(n) and 5 to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2015.

Athens, Greece

April 1, 2022

Consolidated Balance Sheets

As at December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

		December 31,
	Notes	2020	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2	$1,620	$6,180
Restricted cash, current portion	2,7	—	944
Inventories	4	681	1,567
Trade accounts receivable	2	672	1,736
Less: Allowance for credit losses	2	(9)	(20)
Trade accounts receivable, net		663	1,716
Due from related parties	3	2,308	—
Vessels held-for-sale	5	—	8,509
Prepayments and other current assets		133	186
Total current assets		5,405	19,102

FIXED ASSETS, NET:
Vessels, net	5	83,774	119,724
Total fixed assets, net		83,774	119,724

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	2,7	2,417	2,750
Financial derivative instrument	2,10	—	74
Deferred dry dock and special survey costs, net	2,6	1,594	912
Total other non-current assets		4,011	3,736
Total assets		$93,190	$142,562

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	7	$3,255	$11,695
Trade accounts payable		3,642	3,084
Due to related parties	3	—	6,962
Hire collected in advance	2	726	—
Accrued and other liabilities		677	1,089
Total current liabilities		8,300	22,830

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	7	50,331	64,880
Promissory note	3	5,000	6,000
Total non-current liabilities		55,331	70,880

COMMITMENTS AND CONTINGENCIES	11	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 181,475 and 449,673 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2020 and December 31, 2021)	8	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,962,881 and 42,455,857 shares issued and outstanding as at December 31, 2020 and December 31, 2021, respectively)	8	22	42
Additional paid-in capital	8	79,692	111,840
Accumulated deficit		(50,155)	(63,030)
Total stockholders’ equity		29,559	48,852
Total liabilities and stockholders’ equity		$93,190	$142,562

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

		Twelve months ended December 31,
	Notes	2019	2020	2021

Revenues, net	2	$27,753	$21,711	$25,341

Expenses:
Voyage related costs and commissions	2, 3	(5,122)	(4,268)	(9,589)
Vessel operating expenses		(12,756)	(10,880)	(12,454)
General and administrative expenses	3	(2,407)	(2,378)	(2,538)
Management fees, related parties	3	(724)	(637)	(716)
Management fees, other		(930)	(819)	(852)
Amortization of special survey costs	6	(240)	(253)	(406)
Depreciation	5	(5,320)	(4,418)	(4,898)
Loss on vessels held for sale	2, 5	(2,756)	—	(2,389)
Allowance for credit losses		(26)	—	(11)
Gain from the sale of vessel, net		—	7	—
Operating loss		(2,528)	(1,935)	(8,512)

Other expenses:
Loss from debt extinguishment	7	—	—	(541)
Loss from financial derivative instrument	10	(27)	(1)	—
Interest and finance costs, net	3, 12	(5,775)	(4,964)	(3,285)
Total other expenses, net		(5,802)	(4,965)	(3,826)

Net loss		$(8,330)	$(6,900)	$(12,338)

Dividend Series A Convertible Preferred Stock	8, 9	—	(82)	(555)

Net loss attributable to common shareholders	9	$(8,330)	$(6,982)	$(12,893)

Loss per common share, basic and diluted	9	$(0.39)	$(0.32)	$(0.36)

Weighted average number of common shares, basic and diluted	9	21,161,164	21,548,126	35,979,071

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Series A Convertible
	Preferred Shares		Common Stock		Additional		Total
	# of shares	Par Value	# of shares	Par Value	Paid-in Capital	Accumulated Deficit	Stockholders’ Equity

Balance January 1, 2019	—	—	21,060,190	$21	$74,767	$(34,845)	$39,943
Net proceeds from the issuance of common stock	—	—	214,828	—	274	—	274
Issuance of common stock under the promissory note	—	—	95,262	—	113	—	113
Net loss	—	—	—	—	—	(8,330)	(8,330)
Balance December 31, 2019	—	—	21,370,280	$21	$75,154	$(43,175)	$32,000

Impact of adoption of ASU 2016-13 new accounting standard for credit losses	—	—	—	—	—	(9)	(9)
Issuance of common stock under the promissory note	—	—	260,495	—	226	—	226
Issuance of Series A Convertible Preferred shares	200,000	—	—	—	4,313	—	4,313
Conversion of Series A Convertible Preferred shares to common stock	(18,525)	—	332,106	1	(1)	—	—
Preferred stock dividends	—	—	—	—	—	(71)	(71)
Net loss	—	—	—	—	—	(6,900)	(6,900)
Balance December 31, 2020	181,475	—	21,962,881	$22	$79,692	$(50,155)	$29,559

Issuance of common stock under the PIPE, net	—	—	14,285,715	14	23,105	—	23,119
Issuance of common stock under the promissory note	—	—	1,203,335	1	1,111	—	1,112
Issuance of Series A Convertible Preferred shares, net	308,487	—	—	—	5,563	—	5,563
Conversion of Series A Convertible Preferred Shares to common stock	(40,289)	—	720,423	1	(1)	—	—
Common stock from exercise of warrants	—	—	144,500	—	202	—	202
Common stock issued for vessel acquisition	—	—	4,139,003	4	2,168	—	2,172
Preferred stock dividends	—	—	—	—	—	(537)	(537)
Net loss	—	—	—	—	—	(12,338)	(12,338)
Balance December 31, 2021	449,673	—	42,455,857	$42	$111,840	$(63,030)	$48,852

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars)

	Twelve months ended December 31,
	2019	2020	2021
Cash flows from operating activities:
Net loss	$(8,330)	$(6,900)	$(12,338)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	5,320	4,418	4,898
Amortization and write-off of special survey costs	240	253	406
Allowance for credit losses	26	—	11
Amortization and write-off of financing costs	258	328	247
Loss from debt extinguishment	—	—	541
Loss from financial derivative instrument	27	1	—
Loss on vessels held for sale	2,756	—	2,389
Gain on sale of vessel, net	—	(7)	—
Issuance of common stock under the promissory note	113	169	55

Changes in assets and liabilities:
Inventories	306	(180)	(886)
Due from/to related parties	3,447	(9,157)	6,276
Trade accounts receivable, net	1,316	571	(1,064)
Prepayments and other assets	(210)	239	(53)
Special survey cost	(435)	(1,068)	—
Trade accounts payable	(274)	(939)	(618)
Hire collected in advance	993	(689)	(726)
Accrued and other liabilities	108	(69)	(34)
Net cash (used in) / provided by operating activities	$5,661	$(13,030)	$(896)

Cash flow from investing activities:
Proceeds from the sale of vessel, net	—	13,197	—
Vessel acquisition	—	—	(43,005)
Vessel additions	—	(25)	(14)
Ballast water treatment system installation	(517)	(542)	(175)
Net cash (used in) / provided by investing activities	$(517)	$12,630	$(43,194)

Cash flows from financing activities:
Proceeds from long-term debt	—	15,250	59,500
Repayment of long-term debt	(4,503)	(19,909)	(35,980)
Gross proceeds from issuance of common stock	354	—	25,000
Common stock offering costs	(23)	(57)	(1,899)
Gross proceeds from the issuance of Series A Convertible Preferred shares / units	—	4,571	6,170
Preferred shares offering costs	—	(260)	(548)
Proceeds from conversion of warrants into common shares	—	—	202
Repayment of promissory note	—	—	(1,000)
Financial derivative instrument	—	—	(74)
Payment of financing costs	—	(265)	(907)
Preferred stock dividends paid	—	(69)	(537)
Net cash provided by / (used in) financing activities	$(4,172)	$(739)	$49,927

Net increase / (decrease) in cash and cash equivalents and restricted cash	972	(1,139)	5,837
Cash and cash equivalents and restricted cash at the beginning of the period	4,204	5,176	4,037
Cash and cash equivalents and restricted cash at the end of the period	$5,176	$4,037	$9,874

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars)

	Twelve months ended December 31,
	2019	2020	2021
SUPPLEMENTAL INFORMATION:

Cash paid for interest	$5,163	$4,432	$2,929
Non-cash financing activities – issuance of common stock under the Promissory Note	113	226	1,055
Non-cash financing activities – Promissory Note increase financing acquisition of vessel “Pyxis Lamda”	—	—	3,000
Non-cash financing activities – issuance of common stock financing acquisition of vessel “Pyxis Lamda”	—	—	2,172
Unpaid portion for common stock offering costs and issuance of preferred shares	57	35	77
Unpaid portion of financing costs	—	—	412
Unpaid portion of vessel additions	—	—	15
Unpaid portion of ballast water treatment system installation	56	174	16
Unpaid portion of acquisition of vessel “Pyxis Lamda”	—	—	2,995

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

1. Basis of Presentation and General Information:

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. As of December 31, 2021, Pyxis owns 100% ownership interest in the following seven vessel-owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Secondone”);
●	THIRDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Thirdone”);
●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of Malta (“Fourthone”);
●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”);
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone”);
●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone”);
●	ELEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eleventhone” and collectively with Secondone, Thirdone, Fourthone, Seventhone, Eighthone and Tenthone the “Vessel-owning companies”).

Pyxis also currently own 100% ownership interest in the following non-vessel owning companies:

●	SIXTHONE CORP., established under the laws of the Republic of the Marshal Islands (“Sixthone”) that owned the vessel “Pyxis Delta” that was sold to an unaffiliated third party on January 13, 2020 and,
●	MARITIME TECHNOLOGIES CORP, established under the laws of Delaware.

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning Company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015
Tenthone	04/22/2021	Pyxis Karteria	46,652	2013	07/15/2021
Eleventhone	11/09/2021	Pyxis Lamda	50,145	2017	12/20/2021

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

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Pyxis and its wholly-owned subsidiaries (collectively the “Company”), as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021.

All of the Company’s vessels are double-hulled and are engaged in the transportation of refined petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. The vessels “Northsea Alpha” and “Northsea Beta” are small tanker sister ships and “Pyxis Malou”, “Pyxis Theta”, “Pyxis Epsilon”, “Pyxis Karteria” and “Pyxis Lamda”, are medium-range tankers.

Prior to the consummation of the transactions discussed below, Mr. Valentios (“Eddie”) Valentis was the sole ultimate stockholder of Pyxis and certain vessel owning companies, holding all of their issued and outstanding share capital through Maritime Investors. Specifically, Maritime Investors owned directly 100% of Pyxis, Secondone and Thirdone, and owned indirectly (through the intermediate holding company PYXIS HOLDINGS INC. (“Holdings”)) 100% of Fourthone, Sixthone, Seventhone and Eighthone.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

1. Basis of Presentation and General Information:-Continued:

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

Prior to the Merger, on October 26, 2015, Holdings and Maritime Investors transferred all of their shares in Secondone, Thirdone, Fourthone, Sixthone, Seventhone and Eighthone, (the “Contributed Companies”) to Pyxis as a contribution in kind, at no consideration. Since there was no change in ultimate ownership or control of the business of the Contributed Companies, the transaction constituted a reorganization of companies under common control and was accounted for in a manner similar to a pooling of interests. Accordingly, upon the transfer of the assets and liabilities of the Contributed Companies, the financial statements of the Company were presented using combined historical carrying amounts of the assets and liabilities of the Contributed Companies.

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

With effect from the delivery of each vessel, the crewing and technical management of the vessels are contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM is in force until it is terminated by either party. The ship-management agreements can be cancelled either by the Company or ITM for any reason at any time upon three months’ advance notice.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in late 2019, has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

In response to the pandemic, the Company has instituted enhanced safety protocols such as regular disinfection of our on-shore facilities, regular employee COVID-19 testing, digital temperature reading facilities, limitation of on-site visitors and travel, mandatory self-isolation of personnel returning from travel and replacing physical meetings with virtual meetings. The Company expects to continue such measures, which have not had a significant impact on its expenses, to some degree until the pandemic abates. In addition, the prevailing low interest rates have been at low levels in part due to actions taken by central banks to stimulate economic activity in the face of the pandemic.

During the year ended December 31, 2021, the COVID-19 pandemic mainly contributed to lower charter activity which has affected the entire industry and resulted in lower profitability and greater losses as well as higher crewing costs due to increased precautionary measures and more expensive dry-dockings. The Company does not expect a further significant impact on its crewing cost and in addition, the Company expects this impact to be occasional and costs to be normalized in the next periods.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne refined petroleum products trade and related charter rates, the extent of which will depend largely on future developments. In light of COVID-19, the Company, as of December 31, 2021, evaluated whether there are conditions or events that cause substantial doubt about its ability to continue as a going concern. The Company reviewed its revenue concentration risk, the recoverability of its accounts receivable (i.e. credit risk) and tested its assets for potential impairment. As a result of this evaluation it has been determined that the only material impact of COVID-19 to the Company has been lower charter activity which has affected the entire industry and resulted in lower profitability and greater losses as well as in higher crewing and dry-docking costs. In addition, many of the Company’s estimates and assumptions, especially charter rates, require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

As of December 31, 2021, Mr. Valentis beneficially owned approximately 53.8% of the Company’s common stock.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

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

Pyxis, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation” a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Pyxis consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. Pyxis evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its Consolidated Financial Statements. As of December 31, 2021, no such interest existed. On January 1, 2020, the Company adopted ASU 2018-17, “Consolidation (Topic 810) – Targeted Improvements to Related Party Guidance for Variable Interest Entities”, which improves the accounting for the following areas: (i) applying the variable interest entity (VIE) guidance to private companies under common control and (ii) considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests, thereby improving general purpose financial reporting. The Company applied the amendments in this Update retrospectively, as required. The adoption of this new accounting guidance did not have a material effect on the Company’s Consolidated Financial Statements and related disclosures.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: -Continued:

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

(c) Comprehensive Income / (Loss): The Company follows the provisions of ASC 220 “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Company had no transactions which affect comprehensive loss during the years ended December 31, 2019, 2020 and 2021 and, accordingly, comprehensive loss was equal to net loss.

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar as the Company’s vessels operate in international shipping markets and, therefore, primarily transact business in U.S. dollars. The Company’s accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Resulting gains or losses are included in Vessel operating expenses in the accompanying Consolidated Statements of Comprehensive Loss. All amounts in the Consolidated Financial Statements are presented in thousand U.S. dollars rounded to the nearest thousand.

(e) Commitments and Contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date. Disclosure of a contingency is made if there is at least a reasonable possibility that a change in the Company’s estimate of its probable liability could occur in the near future.

(f) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the claim is not subject to litigation. The Company assessed the provisions of ASC 326 regarding the collectability of insurance claims recoveries and concluded that there is no material impact on the Company’s Consolidated Financial Statements as of the date of the adoption of ASC 326 on January 1, 2020 and as of December 31, 2020 and 2021, and thus no provision for credit losses was recorded as of those dates.

(g) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with qualified financial institutions with high credit worthiness. The Company performs periodic evaluations of the relative creditworthiness of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

(h) Cash and Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Restricted cash is associated with pledged retention accounts in connection with the loan repayments and minimum liquidity requirements under the loan agreements discussed in Note 7 and is presented separately in the accompanying Consolidated Balance Sheets. The Company assessed the provisions of ASC 326 for cash equivalents and restricted cash and concluded that there is no impact on the Company’s Consolidated Financial Statements as of the date of the adoption of ASC 326 on January 1, 2020 and as of December 31, 2020 and 2021 and thus no provision for credit losses was recorded as of those dates.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: -Continued:

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

(k) Trade Accounts Receivable, Net: Under spot charters, the Company normally issues its invoices to charterers at the completion of the voyage. Invoices are due upon issuance of the invoice. Since the Company satisfies its performance obligation over the time of the spot charter, the Company recognizes its unconditional right to consideration in trade accounts receivable, net of an allowance for credit losses. Trade accounts receivable from spot charters as of December 31, 2020 and 2021, amounted to $671 and $1,736, respectively. The allowance for expected credit losses at December 31, 2020 and 2021 was $9 and $20, respectively (Note 2(l)). Under time charter contracts, the Company normally issues invoices on a monthly basis 30 days in advance of providing its services. Trade accounts receivable from time charters as of December 31, 2020 and 2021, amounted to $1 and nil, respectively. Hire collected in advance includes cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. The hire collected in advance as of December 31, 2020 and 2021, was $726 and nil, respectively and concerns hire received in advance from time charters.

(l) Allowance for credit losses: As of January 1, 2020, the Company adopted ASC 326 which requires entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company adopted the accounting standard using the prospective transition approach as of January 1, 2020, which resulted in a cumulative adjustment of $(9), in the opening balance of accumulated deficit for the fiscal year of 2020.

The adoption of ASC 326 primarily impacted trade receivables recorded on Consolidated Balance Sheet. In particular, the Company assessed that any impairment of receivables arising from operating leases, i.e. time charters, should be accounted for in accordance with Topic 842, Leases, and not in accordance with Topic 326. Impairment of receivables arising from voyage charters, which are accounted for in accordance with Topic 606, Revenues from Contracts with Customers, are within the scope of Subtopic 326 and must therefore be assessed for expected credit losses. The Company assessed collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considered historical collectability based on past due status. The Company also considered customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as Allowance of credit losses in the Consolidated Statements of Comprehensive Loss.

As of December 31, 2020 and December 31, 2021, the Company concluded on an expected credit loss rate of 0.05% and 0.1% on the total outstanding receivables arising from voyage charters and 2.4% and 2.8% on outstanding receivables from demurrages. Management monitors its trade receivables on a daily and on a charter-by charterer basis in order to determine if adjustments are necessary in the expected credit loss rate. For the year ended December 31, 2020 no additional allowance was warranted, other than that recognized as of January 1, 2020 upon adoption of ASC326. For the year ended December 31, 2021, additional allowance of $11 was recognized and included in the accompanying Consolidated Statement of Comprehensive Loss for the year.

(m) Vessels, Net: Vessels are stated at cost, which consists of the contract price or the fair value of the consideration given on the acquisition date and any material expenses incurred in connection with the acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage, as well as professional fees directly associated with the vessel acquisition). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are expensed as incurred.

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessels’ remaining estimated economic useful life, after considering the estimated residual value. A vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton. Following the reassessment of the scrap rates effective October 1, 2021, the Company increased the estimated scrap rate per ton from $300/ton to $340/ton due to higher scrap rates worldwide. This change in accounting estimate which did not require retrospective adoption as per ASC 250 “Accounting Changes and Error Corrections,” will result in a decrease in the future annual depreciation of $130. For fiscal year 2021, the effect of the change in the estimate on the depreciation charge and on net loss was a decrease of approximately $32 with no effect in the loss per share. The Company estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. In the event that future regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life will be adjusted at the date such regulations are adopted.

(n) Impairment of Long Lived Assets: The Company reviews its long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount plus the unamortized dry-dock and survey balances of these assets may not be recoverable.

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to time charter equivalent rates by vessel type, while other assumptions include vessels’ operating expenses, management fees, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: -Continued:

To the extent impairment indicators are present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed days and an estimated daily time charter rate for the unfixed days (based on the most recent seven year historical average rates over the remaining estimated useful life of the vessels), expected outflows for vessels’ operating expenses, planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, pursuant to the Company’s existing group management agreement, and fleet utilization of 96% for the unfixed days, 98.6% for the fixed days or 93% including scheduled off-hire days for planned dry-dockings and vessel surveys, based on historical experience. The residual value used in the impairment test is estimated to be approximately $0.34 per lightweight ton in accordance with the vessels’ depreciation policy.

Should the carrying value plus the unamortized dry-dock and survey balance of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying value plus the unamortized dry-dock and survey balance of the vessel over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

The review of the carrying amounts plus the unamortized dry-dock and survey balances in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2019, 2020 and 2021, did not indicate any impairment charge.

(o) Long-lived Assets Classified as Held for Sale: The Company classifies long-lived assets and disposal groups as being held-for-sale in accordance with ASC 360, “Property, Plant and Equipment”, when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held-for-sale are measured at the lower of their carrying amount or fair value less costs to sell. According to ASC 360-10-35, the fair value less costs to sell of the long-lived asset (disposal group) should be assessed at each reporting period it remains classified as held-for-sale. Subsequent changes in the long-lived asset’s fair value less costs to sell (increase or decrease) would be reported as an adjustment to its carrying amount, not exceeding the carrying amount of the long-lived asset at the time it was initially classified as held-for-sale. These long-lived assets are not depreciated once they meet the criteria to be classified as held-for-sale and are classified in current assets on the Consolidated Balance Sheet (Notes 5 and 6).

(p) Financial Derivative Instruments: The Company enters into interest rate derivatives to manage its exposure to fluctuations of interest rate risk associated with its borrowings. All derivatives are recognized in the Consolidated Financial Statements at their fair value. The fair value of the interest rate derivatives is based on a discounted cash flow analysis. When such derivatives do not qualify for hedge accounting, the Company recognizes their fair value changes in current period earnings. When the derivatives qualify for hedge accounting, the Company recognizes the effective portion of the gain or loss on the hedging instrument directly in other comprehensive income / (loss), while the ineffective portion, if any, is recognized immediately in current period earnings. The Company, at the inception of the transaction, documents the relationship between the hedged item and the hedging instrument, as well as its risk management objective and the strategy of undertaking various hedging transactions. The Company also assesses at hedge inception whether the hedging instruments are highly effective in offsetting changes in the cash flows of the hedged items.

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

(q) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred at the yard and parts used in the dry-docking or special survey, are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the shipyard and costs incurred in the dry-docking or special survey. If a dry-dock or a survey is performed prior to the scheduled date, any remaining unamortized balances of the previous dry-dock and survey are immediately written-off. Unamortized dry-dock and survey balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: -Continued:

Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as Assets held-for-sale and are not recoverable as of the date of such classification are immediately written-off and included in the resulting loss on vessels held-for-sale.

(r) Financing Costs: Costs associated with new loans or refinancing of existing ones, which meet the criteria for debt modification, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as a direct deduction from the carrying amount of the debt liability. Such costs are deferred and amortized to Interest and finance costs in the Consolidated Statements of Comprehensive Loss during the life of the related debt using the effective interest method. For loans repaid or refinanced that meet the criteria of debt extinguishment, the difference between the settlement price and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) is recognized as a gain or loss in the Consolidated Statement of Comprehensive Loss. Commitment fees relating to undrawn loan principal are expensed as incurred.

(s) Fair Value Measurements: The Company follows the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:

●	Level 1:	Quoted market prices in active markets for identical assets or liabilities;
●	Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data;
●	Level 3:	Unobservable inputs that are not corroborated by market data.

(t) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide (subject to certain agreed exclusions) and, as a result, the disclosure of geographic information is impracticable. As a result, management, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(u) Income/(Loss) per Share: Basic income/(loss) per share is computed by dividing the net income/(loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period.

The computation of diluted income/(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants and shares issued under the equity incentive plan and the Promissory Note. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the Series A Convertible Preferred Shares into common shares. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. As the Company reported losses for the years ended December 31, 2019, 2020 and 2021, the effect of any incremental shares would be antidilutive and thus excluded from the computation of loss per share.

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

As of December 31, 2021, the Company had a working capital deficit of $3,728, defined as current assets minus current liabilities. The Company considered such deficit in conjunction with the future market prospects and potential future financings. As of the filing date of these Consolidated Financial Statements, the Company believes that it will be in a position to cover its liquidity needs for the next 12-month period through the cash generated from the vessels’ operations. The Company believes that will be in compliance with the financial and security collateral cover ratio covenants under its existing debt agreements for the next 12-month period.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: -Continued:

(w) Revenues, net: The Company generates its revenues from charterers. The vessels are chartered using either spot charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate.

The following table presents the Company’s revenue disaggregated by revenue source, net of commissions, for the years ended December 31, 2019, 2020 and 2021:

	Year ended December 31,
	2019	2020	2021
Revenues derived from spot charters, net	$8,067	$7,022	$13,711
Revenues derived from time charters, net	19,686	14,689	11,630
Revenues, net	$27,753	$21,711	$25,341

Revenue from customers (ASC 606): As of January 1, 2018, the Company adopted Accounting Standard Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606)”. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. The Company analyzed its contracts with charterers at the adoption date and determined that its spot charters fall under the provisions of ASC 606, while its time charter agreements are lease agreements that fall under the provisions of ASC 842 and that contain certain non-lease components. The Company elected to adopt ASC 606 by applying the modified retrospective transition method, recognizing the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of accumulated deficit.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: -Continued:

In addition, pursuant to this standard and the Leases standard (discussed below), as of January 1, 2018, the Company elected to present Revenues net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying Consolidated Statements of Comprehensive Loss.

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

Leases: The Company adopted the lease standard “Leases” ASC 842 as of September 30, 2018 with adoption reflected as of January 1, 2018. The Company adopted the standard by using the modified retrospective method and selected the additional optional transition method. Also, the Company elected to apply a package of practical expedients under ASC 842, which allowed the Company, not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. The Company assessed its new time charter contracts at the adoption date under the new guidance and concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. The Company concluded that the criteria for not separating the lease and non-lease components of its time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels, is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. After the lease commencement date, the Company evaluates lease modifications, if any, that could result in a change in the accounting for leases. For a lease modification, an evaluation is performed to determine if it should be treated as either a separate lease or a change in the accounting of an existing lease. Brokerage and address commissions on time charter revenues are deferred and amortized over the related voyage period, to the extent revenue has been deferred, since commissions are earned as revenues earned, and are presented in voyage expenses and as a reduction to voyage revenues (see above), respectively. Upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40.

Revenues for the years ended December 31, 2019, 2020 and 2021, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

Charterer	Year ended December 31,
	2019	2020	2021
A	71%	58%	27%
B	—	16%	17%
C	—	—	12%
Total	71%	74%	56%

The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $738 and nil as of December 31, 2021 and 2020, respectively.

(x) Restricted Cash: The Company follows the provisions of ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that the statement of cash flows explain the change in the total of cash and cash equivalents and restricted cash. Restricted cash of $3,735, $2,417 and $3,694 as at December 31, 2019, 2020 and 2021, respectively, has been aggregated with cash and cash equivalents in both the beginning-of-year and end-of-year line items of the consolidated statements of cash flows for each of the periods presented. The implementation of this update has no impact on the Company’s Consolidated Balance Sheet and consolidated statement of comprehensive loss.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: -Continued:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the accompanying Consolidated Balance Sheets that are presented in the accompanying consolidated statement of cash flows for the years ended December 31, 2019, 2020 and 2021.

	December 31,
	2019	2020	2021
Cash and cash equivalents	$1,441	$1,620	$6,180
Restricted cash, current portion	535	—	944
Restricted cash, net of current portion	3,200	2,417	2,750
Total cash and cash equivalents and restricted cash	$5,176	$4,037	$9,874

(y) Business combinations: The Company follows the provisions of ASU No. 2017-01, “Business Combinations” (Topic 805) which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance, the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business.

(z) Debt Modifications and Extinguishments: The Company follows the provisions of ASC 470-50, Modifications and Extinguishments, to account for all modifications or extinguishments of debt instruments, except debt that is extinguished through a troubled debt restructuring or a conversion of debt to equity securities of the debtor pursuant to conversion privileges provided in terms of the debt at issuance. This standard also provides guidance on whether an exchange of debt instruments with the same creditor constitutes an extinguishment and whether a modification of a debt instrument should be accounted for in the same manner as an extinguishment. In circumstances where an exchange of debt instruments or a modification of a debt instrument does not result in extinguishment accounting, this standard provides guidance on the appropriate accounting treatment.

On July 8, 2020, Seventhone entered into a $15,250 secured loan agreement with a new lender, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility, which was fully settled on the same day. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” and concluded that the transaction should be accounted for as debt extinguishment (Note 7). Upon repayment of this loan facility, the Company did not incur any additional fees related to the extinguishment.

On March 30, 2021, Eightone’s entered into a $17,000 secured loan with aa new lender to partly refinance the outstanding indebtedness of $24,000 under the previous credit facility.cf. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” and concluded that the transaction should be accounted for as debt extinguishment (Note 7). Upon repayment of this loan in full, the Company incurred a loss on debt extinguishment of approximately $458 containing an early repayment fee and a write off of the unamortized deferred finance fees related to the extinguishment. This loss is included in “Loss from debt extinguishment” in the accompanying Consolidated Statement of Comprehensive Loss.

Upon repayment of the credit facility referred above, the maturity date for the Promissory Note (Note 3) became March 30, 2022. The existing Promissory Note was restructured and amended as of May 27, 2021 on the following basis: a) repayment on June 17, 2021 of $1,000 in principal and $433 for accrued interest, b) conversion on June 17, 2021 of $1,000 of principal into 1,091,062 restricted common shares of the Company and c) remaining balance of $3,000 in principal will have a maturity date of April 1, 2023 and interest shall accrue at annual rate of 7.5%, since June 17, 2021, payable quarterly in cash. Furthermore, and in conjunction with the acquisition of the “Pyxis Lamda”, the Promissory Note was further amended on December 20, 2021, increasing the principal balance from $3,000 to $6,000 with maturity date on April 1, 2024.

Also, the Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” for both transactions with respect to the Promissory Note and concluded that the first should be accounted for as a debt modification and the second as a debt extinguishment. Upon the aforementioned Promissory Note amendment, the Company did not recognize any loss or gain on debt extinguishment, as these transactions incurred additional fees or finance fee write-offs

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: -Continued:

On December 20, 2021, the Company entered into a new $29,000 senior loan facility with an existing lender, under which borrowings, of an amount of $7,320 was used to refinance Fourthone’s existing indebtedness secured by the “Pyxis Malou”. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” and concluded that the transaction should be accounted for as debt extinguishment (Note 7). Upon repayment of this loan in full, the Company incurred a loss on debt extinguishment of approximately $83 containing an early repayment fee and a write off of the unamortized deferred finance fees related to the extinguishment and is included in Loss from debt extinguishment in the accompanying Consolidated Statement of Comprehensive Loss.

(aa) Distinguishing Liabilities from Equity: The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. The Company in its assessment for the accounting of the Series A Convertible Preferred Shares and warrants issued in connection with the October 13, 2020 public offering and the July 16, 2021, follow-on offering, has taken into consideration ASC 480 “Distinguishing liabilities from equity” and determined that the Series A Convertible Preferred Shares and warrants should be classified as equity instead of liability (Note 8). The Company further analyzed key features of the Series A Convertible Preferred Shares and detachable warrants to determine whether these are more akin to equity or to debt and concluded that the Series A Convertible Preferred Shares and warrants are equity-like. In its assessment, the Company identified certain embedded features and examined whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed.

(ab) New Accounting Pronouncements –

Not Yet Adopted: In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-10 can be adopted as of March 12, 2020 through December 31, 2022. As of December 31, 2021, the Company has not yet elected any optional expedients provided in the standard. The Company will apply the accounting relief as relevant contract and hedge accounting relationship modifications are made during the reference rate reform transition period. The Company will continue to monitor and evaluate its contracts and the effects of this standard on its consolidated financial position, results of operations, and cash flows.

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU reduces the number of accounting models for convertible debt instruments by eliminating the cash conversion model. As compared with current U.S. GAAP, more convertible debt instruments will be reported as a single liability instrument and the interest rate of more convertible debt instruments will be closer to the coupon interest rate. The ASU also aligns the consistency of diluted Earnings Per Share (“EPS”) calculations for convertible instruments by requiring that (1) an entity use the if-converted method and (2) share settlement be included in the diluted EPS calculation for both convertible instruments and equity contracts when those contracts include an option of cash settlement or share settlement. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The FASB has specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company will evaluate its debt contracts and the effects of this standard on its consolidated financial position, results of operations, and cash flows prior to adoption.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The ASU addresses the diversity in practice in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after modification or exchange. Under the guidance, an issuer determines the accounting for the modification or exchange based on whether the transaction was done to issue equity, to issue or modify debt or for other reasons. The ASU is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but entities need to apply the guidance as of the beginning of the fiscal year that includes the interim period in which they choose to early adopt the guidance. The guidance is applied prospectively to all modifications or exchanges that occur on or after the date of adoption. The Company is currently evaluating the impact this guidance may have on its Consolidated Financial Statements and related disclosures.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: -Continued:

In July 2021, the FASB issued ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. For public business entities that have adopted ASC 842 as of July 19, 2021, the amendments in ASU 2021-05 are effective for fiscal years beginning after Dec 15, 2021 and for interim periods within those fiscal years. The Company is currently evaluating the impact this guidance may have on its Consolidated Financial Statements and related disclosures.

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

The management agreements for the vessels had an initial term of five years. For the “Northsea Alpha” and “Northsea Beta” the base term expired on December 31, 2015, for “Pyxis Theta” it expired on December 31, 2017, for the “Pyxis Epsilon” and the “Pyxis Malou” it expired on December 31, 2018. The management agreements for the “Pyxis Karteria” and the “Pyxis Lamda” have an initial term of five years and they expire on December 31, 2026. Following their initial expiration dates, the management agreements were automatically renewed for consecutive five year periods, or until terminated by either party on three months’ notice.

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

The Ship-management Fees and the Administration Fees are adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year. On August 9, 2016, the Company amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-management Fees and the Administration Fees, which will remain, for the particular calendar year, as per the previous calendar year. Effective January 1, 2020, the Ship-management Fees and the Administration Fees were increased by 0.26% in line with the average inflation rate of Greece for 2019. For 2020, the average rate in Greece was a deflation of 1.24% and, as a result, no adjustment was made to the Ship-management Fees and the Administration Fees for 2021. The average inflation rate in Greece in 2021 was 1.23% and, as a result, an adjustment to the Ship-management Fees and the Administration Fees have been made effective January 1, 2022.

The following amounts were charged by Maritime pursuant to the head management and ship-management agreements with the Company, and are included in the accompanying Consolidated Statements of Comprehensive Loss:

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

3. Transactions with Related Parties: -Continued:

	Year ended December 31,
	2019	2020	2021
Included in Voyage related costs and commissions
Charter hire commissions	$351	$276	$322

Included in Management fees, related parties
Ship-management Fees	724	637	716

Included in General and administrative expenses
Administration Fees	1,628	1,632	1,632

Total	$2,703	$2,545	$2,670

As of December 31, 2020 and 2021, there was a balance due from Maritime of $2,308 and due to Maritime of $3,967, respectively. Relevant balances are reflected in Due from related parties and Due to related parties, respectively, in the accompanying Consolidated Balance Sheets. The balance with Maritime is interest free and with no specific repayment terms.

On October 28, 2015, the Company issued a Promissory Note in favor of Maritime Investors in the amount of $2,500 with an interest rate payable of 2.75% and maturity of January 15, 2017. Certain amendments were made increasing the principal balance to $5,000 extending the maturity date to March 31, 2020 and the interest rate to 4.5%. On May 14, 2019, the Company entered into a second amendment to the Amended & Restated Promissory Note which (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the credit facility of Eighthone with Entrust Global Permal (the “Credit Facility”) on September 2023 (see Note 7), b) January 15, 2024 and c) repayment of any Paid-In-Kind (“PIK”) interest and principal deficiency amount under the Credit Facility, and (ii) increased the interest rate to 9.0% per annum of which 4.5% would be paid in cash and 4.5% would be paid in common shares of the Company calculated on the volume weighted average closing share price for the 10 day period immediately prior to each quarter end. The new interest rate was effective from April 1, 2019. After the repayment restrictions were lifted per the Credit Facility, the Company, at its option, could continue to pay interest on the Promissory Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash.

During 2021, the Promissory Note was restructured and amended as of May 27, 2021, on the following basis: a) repayment on June 17, 2021 of $1,000 in principal and $433 for accrued interest, b) settlement on June 17, 2021 of $1,000 of principal with the issuance 1,091,062 restricted common shares of the Company computed on the volume weighted average closing share price for the 10 day period commencing one day after its public distribution of first quarter, 2021 financial results press release (i.e. the period from June 3 to June 16, 2021 at $0.9165) and c) remaining balance of $3,000 in principal having a maturity date of April 1, 2023 and interest shall accrue at annual rate of 7.5%, since June 17, 2021, payable quarterly in cash, thereafter. In conjunction with the acquisition of the vessel “Pyxis Lamda” the Promissory Note was further amended on December 20, 2021, increasing the principal balance from $3,000 to $6,000 and extending the maturity date to April 1, 2024. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” for both transactions and concluded that the first should be accounted for as a debt modification and the second as a debt extinguishment. None of these transactions incurred additional fees or finance fee write-offs. With respect to the $1,000 of principal that was to be settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) and followed the guidance in ASC 835-30 to accrue the liability to the redemption amount using the interest method.

Interest charged on the Promissory Note for the years ended December 31, 2019, 2020 and 2021, amounted to $395, $452 and $335, respectively, and is included in Interest and finance costs, net (Note 12) in the accompanying Consolidated Statements of Comprehensive Loss. Of the total interest charged on the Promissory Note during the year ended December 31, 2019, $225 was paid in cash and the remaining amount of $170 was settled in common shares. Of the amount settled in common shares, $113 was settled in common shares during 2019 and the remaining amount of $57 were settled in January 2020. Of the total interest charged on the Promissory Note during the year ended December 31, 2020, $226 was paid in cash during 2021 and the remaining amount of $226 was settled in common shares. Of the amount settled in common shares, $169 was settled in common shares during 2020 and the remaining amount of $57 was settled in January 2021. Of the total interest charged on the Promissory Note during the year ended December 31, 2021, $216 was paid in cash, $64 was payable in cash and included in the “Accrued and other liabilities” in the accompanying Consolidated Balance Sheets. The remaining amount of $55 was settled in common shares during 2021. The payable in cash amount of $64 was paid in January 2022.

With respect to the portion of interest that was to be settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) and followed the guidance in ASC 835-30 to accrue the liability to the redemption amount using the interest method.

The outstanding balance of the Promissory Note as of December 31, 2020 and 2021, amounting to $5,000 and $6,000, respectively is separately reflected in the accompanying Consolidated Balance Sheets under non-current liabilities.

On November 15, 2021, the Company signed a Memorandum of Agreement to acquire from an entity related to the family of the Company’s Chairman and Chief Executive Officer, the “Pyxis Lamda”, a 2017-built 50,145 dwt. eco-efficient MR that was constructed at SPP Shipbuilding Co. Ltd. (“SPP”) in South Korea, for $32,000. The fair value of the acquisition of the Pyxis “Lamda” amounted to $31,172 (Note 5) and consisted of $21,680 senior loan facility that matures in seven years and is secured by the vessel (Note 7), $3 million, at fair value, under an amended unsecured Promissory Note due 2024, the issuance of 4,139,003 of the Company’s common shares having a fair value of $2.17 million on the delivery date of the vessel on December 20, 2021 and $4.32 million cash on hand. Of the amount payable in cash, $1,325 was settled in December 2021 and the balance of $2,995 was included in Due to related parties in the accompanying 2021 Consolidated Balance Sheet. The balance was cash settled on January 10, 2022.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

4. Inventories:

The amounts in the accompanying Consolidated Balance Sheets are analyzed as follows:

	December 31, 2020	December 31, 2021
Lubricants	$348	$552
Bunkers	333	1,015
Total	$681	$1,567

5. Vessels, net:

The amounts in the accompanying Consolidated Balance Sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance January 1, 2020	$108,523	$(21,016)	$87,507
Vessel additions	685	—	685
Depreciation	—	(4,418)	(4,418)
Balance December 31, 2020	$109,208	$(25,434)	$83,774

Vessel acquisition - “Pyxis Karteria”	20,000	—	20,000
Vessel acquisition - “Pyxis Lamda”	31,172	—	31,172
Vessel additions	45	—	45
Transfer to vessels held-for-sale	(12,250)	1,881	(10,369)
Depreciation	—	(4,898)	(4,898)
Balance December 31, 2021	$148,175	$(28,451)	$119,724

On July 15, 2021, the Company took delivery of the “Pyxis Karteria”, a medium range product tanker of 46,652 dwt built in 2013 at Hyundai Mipo shipyard in South Korea. The purchase consideration of $20 million was funded by a combination of cash and a $13,500 bank loan that matures in seven years and is secured by the vessel (Note 7).

On December 20, 2021, the Company took delivery of the “Pyxis Lamda”, a 50,145 dwt medium range product tanker built in 2017 at SPP Shipbuilding in South Korea. The “Pyxis Lamda” was acquired from an entity related to the family of the Company’s Chairman and Chief Executive Officer, as discussed in Note 3 above, for a purchase price of $32,000 in accordance with the Memorandum of Agreement. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January 2022. The Company financed the vessel with i) a new $21,680 senior loan facility that matures in seven years and is secured by the vessel, as discussed in Note 7, ii) the assumption of a liability of $3 million, at fair value, under the amended unsecured Promissory Note due 2024, as discussed in Note 3, iii) the issuance of 4,139,003 of the Company’s common shares at an average price per share of $0.7248 and iv) $4,320 cash on hand. The fair value of these shares on the delivery date of the vessel, on December 20, 2021, amounted to $2,172. Accordingly, the fair value of the consideration for the acquisition of the “Pyxis Lamda” amounted to $31,172. As of December 31, 2021, the outstanding balance relating to the aforementioned acquisition amounted to $2,995 and is included in Due to related parties in the accompanying 2021 Consolidated Balance Sheet (Note 3) and was cash settled on January 10, 2022.

As of December 31, 2019, 2020 and 2021, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amounts were fully recoverable for the Company’s vessels held and used and, consequently, no impairment charge was deemed necessary for the years ended December 31, 2019, 2020 and 2021.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

5. Vessels, net: -Continued:

On December 23, 2021, the Company entered into an agreement with a third-party to sell the small tankers, “Northsea Alpha” and “Northsea Beta”. Considering the required criteria by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessels as “held for sale”, the Company concluded that all the criteria were met for both vessels. As at December 31, 2021, the aggregate amount of $8,509 was separately reflected in Vessel held-for-sale on the Consolidated Balance Sheet, representing the estimated fair market value of the vessel based on the vessel’s sale price, net of costs to sell. The difference between the estimated fair value less costs to sell of each vessel and the respective vessel’s carrying value plus the unamortized balance of its associated dry-docking cost, amounting to $2,389, was written-off and included in the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2021 and classified as “Loss on vessels held-for-sale”. On January 28, 2022 and March 1, 2022, the “Northsea Alpha” and “Northsea Beta”, respectively were sold. The aggregate sale price for the vessels was $8,900, of which, $5,780 was used for the prepayment of the “Northsea Alpha” and “Northsea Beta” loan facility.

As of December 31, 2020, additions amounted to $685 of which $660 related to the ballast water treatment system installation of the “Pyxis Epsilon”, of which, $486 was paid in 2020 and $174 was paid in 2021. As of December 31, 2021, additions amounted to $45, of which, $14 was paid in 2021 and $31 is accrued and remains unpaid as of such date.

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 7.

6. Deferred dry dock and special survey costs, net:

The movement in deferred charges, net, in the accompanying Consolidated Balance Sheets are as follows:

Dry docking costs	2019	2020	2021

Balance January 1,	$740	$779	$1,594
Additions	435	1,068	253
Amortization of special survey costs	(240)	(253)	(406)
Transfer to vessels held-for-sale	(156)	—	(529)
Balance December 31,	$779	$1,594	$912

The amortization of the special survey costs is separately reflected in the accompanying Consolidated Statements of Comprehensive Loss.

7. Long-term Debt:

The amounts shown in the accompanying Consolidated Balance Sheets at December 31, 2020 and 2021, are analyzed as follows:

Vessel (Borrower)	December 31, 2020	December 31, 2021
(a) “Northsea Alpha” (Secondone)	$3,290	$2,890
(a) “Northsea Beta” (Thirdone)	3,290	2,890
(b) “Pyxis Malou” (Fourthone)	8,730	7,320
(c) “Pyxis Theta” (Seventhone)	14,950	13,750
(d) “Pyxis Epsilon” (Eighthone)	24,000	16,100
(e) “Pyxis Karteria” (Tenthone)	—	13,150
(b) “Pyxis Lamda” (Eleventhone)	—	21,680
Total	$54,260	$77,780

Current portion	$3,410	$12,030
Less: Current portion of deferred financing costs	(155)	(335)
Current portion of long-term debt, net of deferred financing costs, current	$3,255	$11,695

Long-term portion	$50,850	$65,750
Less: Non-current portion of deferred financing costs	(519)	(870)
Long-term debt, net of current portion and deferred financing costs, non-current	$50,331	$64,880

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

7. Long-term Debt: -Continued:

(a) Each of Secondone’s and Thirdone’s outstanding loan balance at December 31, 2021, amounting to $2,890, was repayable in 5 remaining quarterly installments of $100 each amounting to $500 in the aggregate, the first falling due in February 2022, and the last installment accompanied by a balloon payment of $2,390 falling due in February 2023.

On December 23, 2021, the Company entered into an agreement with a third-party to sell the small tankers, “Northsea Alpha” and “Northsea Beta” and the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessels “Northsea Alpha” and “Northsea Beta” as “held for sale” were met. As at December 31, 2021, upon classification of “Northsea Alpha” and “Northsea Beta” as vessels held-for-sale, the aggregate outstanding loan balances of $5,780 was classified in the Consolidated Balance Sheet under the line item “Current portion of long-term debt, net of deferred financing costs”. On January 28, 2022 and on March 1, 2022, the “Northsea Alpha” and “Northsea Beta”, respectively were sold. The Company upon the sale of two vessels, prepaid Secondone and Thirdone’s outstanding loan balance.

(b) On December 20, 2021, Fourthone and Eleventhone concluded as joint and several borrowers a loan agreement with Alpha Bank in order to refinance the existing facility of the “Pyxis Malou” and to partly finance the acquisition of the “Pyxis Lamda”. On the same date, Fourthone drew down an amount of $7,320 and fully settled the previous loan facility outstanding balance of $7,320. The new facility is repayable in 20 quarterly installments amounting to $176, the first falling due in March 2022, and the last installment accompanied by a balloon payment of $3,800 falling due in December 2026.

Upon delivery of “Pyxis Lamda”, on December 20, 2021, Eleventhone drew down an amount of $21,680. The facility is repayable in 20 quarterly installments amounting to $449, the first falling due in March 2022, and the last installment accompanied by a balloon payment of $12,700 falling due in December 2026.

The loan bears interest at LIBOR plus a margin of 3.15% per annum.

Standard loan covenants include, among others, a minimum liquidity and a minimum required Security Cover Ratio (“MSC”). The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. Certain major covenants include, as defined in such agreements:

Covenants:

●	The Borrowers undertook to maintain minimum deposit with the bank of $1,500 at all times, (which shall be reduced to the amount of $1,000, comprising of $500 with respect to the “Pyxis Malou” and $500 with respect to the “Pyxis Lamda”, upon receipt of time charter employment for a period of at least six months for one of the vessels
●	The ratio of the Corporate Guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the Borrowers are entitled to distribute dividends to Pyxis. As of December 31, 2021, the requirement was met as such ratio was 60%, or 15% lower than the required threshold.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change of control shall be made directly or indirectly in the ownership, beneficial ownership, control or management of any of the Borrower and the Corporate Guarantor or any share therein or the vessels, as a result of which less than 100% of the shares and voting rights in each Borrower are owned by the Corporate Guarantor or less than 25% of the shares and voting rights in the Corporate Guarantor will remain in the ultimate legal and beneficial ownership of the Beneficial Shareholders.

(c) On July 8, 2020, Seventhone entered into a $15,250 secured loan agreement with Alpha Bank, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility, which was fully settled on the same day. As of December 31, 2021, the outstanding balance of the Seventhone loan of $13,750 is repayable in 15 consecutive quarterly installments of $300 each, the first falling due in January 2022, and the last installment accompanied by a balloon payment of $9,250 falling due in July 2025. The loan bears interest at LIBOR plus a margin of 3.35% per annum.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

7. Long-term Debt: -Continued:

Standard loan covenants include, among others, a minimum liquidity and a minimum required Security Cover Ratio (“MSC”). The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. Certain major covenants include, as defined in such agreement:

Covenants:

●	The Borrower undertakes to maintain minimum deposit with the bank of $500 at all times.
●	The ratio of the Corporate Guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the Borrower is entitled to distribute dividends to Pyxis. As of December 31, 2021, the requirement was met as such ratio was 60%, or 15% lower than the required threshold.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●

No change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of Seventhone or of the Company or any share therein or the “Pyxis Theta”, as a result of which less than 100% of the shares and voting rights in Seventhone or less than 20% of the shares and voting rights in the Corporate Guarantor remain in the ultimate legal and beneficial ownership of the Beneficial shareholders.

(d) On September 27, 2018, Eighthone entered into a $24,000 loan agreement, for the purpose of refinancing the outstanding indebtedness of $16,000 under the previous loan facility and for general corporate purposes. The facility matures in September 2023 and is secured by a first priority mortgage over the vessel, general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement concerning the respective vessel-owning subsidiary and technical and commercial managers’ undertakings. This loan facility bears an interest rate of 11% of which 1.0% can be paid as PIK interest per annum for the first two years, and 11.0% per annum thereafter and incurs fees due upfront and upon early prepayment or final repayment of outstanding principal. The principal obligation amortizes in 10 quarterly installments starting in March 29, 2021, equal to the lower of $400 and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. As of December 31, 2020, the outstanding balance of Eighthone loan was $24,000.

On March 30, 2021, Eighthone and the Company completed the refinancing of the Entrust Global Permal loan facility of $24,000, with a $17,000 new loan secured by the “Pyxis Epsilon” from Alpha Bank and available cash of $7,000. The refinancing was deemed as an extinguishment of the Entrust Global Permal loan facility pursuant to ASC 470-50. As such, the difference between the requisition price and the carrying amount of the loan facility, comprising of an early repayment fee of $240 and unamortized deferred finance costs of $218, in aggregate $458, were recognized as “Loss from debt extinguishment” in the accompanying statement of comprehensive loss for the year ended December 31, 2021.

As of December 31, 2021, the outstanding balance of new the Eighthone loan amounted to $16,100, and is repayable in 17 quarterly installments of $300 each, the first due in March 2022, and the last installment accompanied by a balloon payment of $11,000 due in March 2026. The loan bears interest at LIBOR plus a margin of 3.35% per annum.

Standard loan covenants include, among others, a minimum liquidity and a minimum required Security Cover Ratio (“MSC”). The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. Certain major covenants include, as defined in such agreement:

●	The Borrower undertakes to maintain minimum deposit with the bank of $500 at all times.
●	The ratio of the Corporate Guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the Borrower is entitled to distribute dividends to Pyxis. As of December 31, 2021, the requirement was met as such ratio was 60%, or 15% lower than the required threshold.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of Eighthone or of Pyxis or any share therein or the “Pyxis Epsilon”, as a result of which less than 100% of the shares and voting rights in Eighthone or less than 20% of the shares and voting rights in Pyxis remain in the ultimate legal and beneficial owners disclosed at the negotiation of this loan agreement.

(e) On July 9, 2021, Tenthone entered into a loan agreement with a new lender, Vista Bank, for an amount of $13,500 loan, in order to partly finance the acquisition cost of the vessel “Pyxis Karteria”. The Company drew down the amount of $13,500 upon delivery of the vessel in July 2021.

As of December 31, 2021, the Tenthone outstanding loan balance amounting to $13,150 is repayable in 27 quarterly installments the first falling due in January 2022, and the last installment accompanied by a balloon payment of $4,900 falling due in July 2028. The first three installments amount to $350 each followed by 24 amounting to $300 each. The loan bears interest at LIBOR plus a margin of 4.8% per annum.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

7. Long-term Debt: -Continued:

Standard loan covenants of the Tenthone loan include, among others, a minimum liquidity and a minimum required Security Cover Ratio (“MSC”). Certain major covenants include, as defined in such agreement:

●	The Borrower undertakes to maintain minimum deposit with the bank of $250 at all times;
●	The Borrower undertakes to maintain a monthly retention account to ensure that, in each calendar month an amount equal with one third of the repayment instalment and the relevant aggregate amount of interest falling due which is payable on the next due date for payment must be transferred to the retention account.
●	MSC is to be at least 120% of the respective outstanding loan balance;
●	Not less than 20% of the ultimate beneficial ownership of (i) the shares in the Corporate Guarantor and (ii) the ultimate voting rights attaching to such shares is held directly or indirectly by the Permitted Holder.

Amounts presented in Restricted cash, current and non-current, in the Consolidated Balance Sheets are related to minimum cash and the retention account requirements imposed by the Company’s debt agreements.

The annual principal payments required to be made after December 31, 2021, are as follows:

To December 31,	Amount
2022	$12,030
2023	6,100
2024	6,100
2025 and thereafter	53,550
Total	$77,780

Total interest expense on long-term debt and the Promissory Note for the years ended December 31, 2019, 2020 and 2021, amounted to $5,517, $4,636 and $2,963, respectively, and is included in Interest and finance costs, net (Note 12) in the accompanying Consolidated Statements of Comprehensive Loss. The Company’s weighted average interest rate (including the margin) for the years ended December 31, 2019, 2020 and 2021, was 8.18%, 7.69% and 5.04% per annum, including the Promissory Note discussed in Note 3, respectively.

8. Equity Capital Structure and Equity Incentive Plan:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares, 50,000,000 preferred shares of which 1,000,000 are authorized as Series A Convertible Preferred Shares. As of December 31, 2020 and 2021, the Company had a total of 21,962,881 and 42,455,857 common shares respectively, and 181,475 and 449,673 Series A Convertible Preferred Shares issued and outstanding, respectively, each with a par value of USD 0.001 per share.

On October 13, 2020, the Company announced the closing of its offering of 200,000 Units at an offering price of $25.00 per Unit (the “Offering”). Each Unit was immediately separable into one 7.75% Series A Convertible Preferred Shares and eight (8) detachable Warrants, each warrant exercisable for one common share, for a total of up to 1,600,000 common shares of the Company. Each Warrant will entitle the holder to purchase one common share at an initial exercise price of $1.40 per share at any time prior to October 13, 2025 or, in case of absence of an effective registration statement, to exchange those cashless based on a formula. Any Warrants that remain unexercised on October 13, 2025, shall be automatically exercised by way of a cashless exercise on that date.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

8. Equity Capital Structure and Equity Incentive Plan: -Continued

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

8. Equity Capital Structure and Equity Incentive Plan: -Continued

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

The Company also agreed to issue and sell to designees of the underwriter as compensation, two separate types of Underwriter’s Warrants for an aggregate purchase price of $100 (absolute amount). The warrants were issued pursuant to an Underwriting Agreement dated October 8, 2020. The first type of the Underwriter’s Warrants is a warrant for the purchase of an aggregate of 2,000 Series A Convertible Preferred Shares at an exercise price of $24.92 and the second type is a warrant for the purchase of an aggregate of 16,000 Warrants at an exercise price of $0.01, at any time on or after April 6, 2021 and prior to October 8, 2025 (the “Termination Date”). On exercise, each Underwriter Warrant allows the holder to purchase one Series A Convertible Preferred Share or one Warrant to purchase one common share of the Company at $1,40 or, in case of absence of an effective registration statement, to exchange those cashless based on a formula set in the Underwriting Agreement. Any Underwriter’s Warrants that remain unexercised on the Termination Date shall be automatically exercised by way of a cashless exercise on that date. The Underwriter’s Warrants are also subject to customary adjustment provisions similar to the detachable Warrants discussed above. The Company has accounted for Underwriter’s Warrants in accordance with ASC 718-Compensation-Stock Compensation, classified within stockholders’ equity.

The Company received gross proceeds of $5.0 million from the Offering, prior to deducting underwriting discounts and offering expenses. The net proceeds from the Offering of approximately $4.3 million were used for general corporate purposes, including working capital and the repayment of debt.

During 2020, 18,525 Series A Convertible Preferred Shares were converted into 332,106 registered common shares of the Company while no Warrants were exercised.

At December 31, 2020, the Company had 181,475 outstanding Series A Convertible Preferred Shares and 1,735,040 Warrants (exclusive of 2,000 underwriter’s Warrants to purchase 2,000 Series A Convertible Preferred Shares and 16,000 underwriter’s warrant to purchase 16,000 common shares which remained outstanding as of December 31, 2020).

On July 16, 2021, the Company completed a follow-on public offering of 308,487 shares of 7.75% Series A Convertible Preferred Shares of $25 liquidation preference per share, which trade on the Nasdaq Capital Market under the symbol “PXSAP”, at a purchase price of $20.00 per share. These shares formed a single series with and have the same terms and conditions as the Series A Convertible Preferred Shares issued on October 13, 2020, discussed above. Pyxis received gross proceeds of approximately $6,170 from the follow-on offering, prior to deducting underwriting discounts and offering expenses or $5,563 after offering expenses.

The Company agreed to issue to the representative of the underwriter warrants to purchase 2,683 shares of Series A Preferred Shares. The Warrants will be exercisable at a per share exercise price of $25.00 and are exercisable at any time and from time to time, in whole or in part, during the four and one-half year period commencing 180 days from the commencement of sales of the securities issued in this offering.

During 2021, an aggregate of 40,289 of Series A Convertible Preferred Shares were converted into 720,423 registered common shares of the Company and 144,500 Warrants were exercised for 144,500 registered common shares. The Company received $0.2 million from the Warrant exercise.

At December 31, 2021, the Company had 449,673 outstanding Series A Convertible Preferred Shares and 1,590,540 Warrants (exclusive of 4,683 underwriter’s Warrants to purchase 4,683 Series A Convertible Preferred Shares and 16,000 underwriter’s warrant to purchase 16,000 common shares which remained outstanding as of December 31, 2021).

On November 20, 2020, the Company paid a cash dividend of $0.1991 per share on each Series A Convertible Preferred Share for the first period in November 2020. On December 21, 2020, the Company paid a cash dividend of $0.1615 per share on each Series A Convertible Preferred Share for the month of December 2020. During the months of January through December 2021, the Company paid monthly cash dividends of $0.1615 per share for each outstanding Series A Convertible Preferred Share, which aggregated to $537 for the year ended as of December 31, 2021

During the year ended December 31, 2020, the Company issued additional 260,495 of common shares to settle the interest charged on the Promissory Note, discussed in Note 3.

On January 4, 2021 and April 2, 2021, following the second amendment to the Amended & Restated Promissory Note, the Company issued 64,446 and 47,827, common shares respectively, at the volume weighted average closing share price for the 10-day period immediately prior to the quarter end, to settle the interest charged on the Amended & Restated Promissory Note as discussed in Note 3.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

8. Equity Capital Structure and Equity Incentive Plan: -Continued

On February 24, 2021, the Company announced that it had closed definitive securities purchase agreements with a group of investors, which resulted in gross proceeds to the Company of $25,000 before deducting placement offering expenses. The Company issued 14,285,715 shares of common stock at a price of $1.75 per share. The Company used a portion of the net proceeds from the equity offering for the repayment of the Entrust Permal loan facility (see Note 7), improvement of working capital and some of the remaining proceeds for the vessel acquisition mentioned in Note 5 above. The securities offered and sold by the Company in the private placement were subsequently registered under the Securities Act, under a resale registration statement filed with the SEC which became effective on March 11, 2021. Common stock par value and additional paid in capital increased by $14 and $23,105, respectively, from the issuance of common stock under the mentioned Private Investment in Public Equity (‘‘PIPE’’). The Company also issued to the placement agent on the closing date 428,571 non-tradeable warrants for the purchase of common shares, which can be exercised commencing one hundred eighty (180) days after the closing date, or on August 23, 2021 and expire on the five-year anniversary of the closing date, or on February 24, 2026. The initial exercise price per common share was $2.1875, or 125% of the Offering Price of the Shares. As of December 31, 2021, all the respective non-tradeable underwriter’s warrants remain outstanding.

On May 14, 2021, the Company filed, with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-3 (the “Shelf Registration Statement”), under which the Company may sell from time to time common stock, preferred stock, debt securities, warrants, purchase contracts and units, each as described therein, in any combination, in one or more offerings up to an aggregate dollar amount of $250.0 million. The registration statement was declared effective by the SEC on May 25, 2021.

On May 27, 2021, the existing unsecured Amended and Restated Promissory Note was restructured and amended as of May 27, 2021, on the following basis: a) repayment of $1,000 in principal, b) conversion of $1,000 of principal into 1,091,062 restricted common shares of the Company computed on the volume weighted average closing share price for the 10 day period commencing one day after public distribution of the first quarter of 2021 results press release, and c) the remaining balance of $3,000 in principal shall have a maturity date of April 1, 2023 and interest shall accrue at annual rate of 7.5%, since June 17, 2021, payable quarterly in cash. The transaction was accounted for as a modification of the Promissory Note pursuant to ASC 470-50. With respect to the portion of the Promissory Note that was settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g. share-settled debt) to be accounted pursuant to ASC 480-10-25-14.

On December 20, 2021, the Company issued 4,139,003 common shares with average price of $0.7248 per common share, to finance a portion of the acquisition price of the “Pyxis Lamda”. On the delivery date of “Pyxis Lamda”, these 4,139,003 common shares, had a fair value of $2,172. (also refer to Note 10).

As of December 31, 2019, following the issuance and sale of 214,828 common shares under the At the Market “ATM” Program, the Company raised $354 at an average (gross) price of $1.65/share. Furthermore, during the same period, the Company issued 95,262 of common shares to settle the interest charged on the Promissory Note, discussed in Note 3. As a result of the above transactions the Company’s issued and outstanding common shares increased from 21,060,190 as at December 31, 2018 to 21,370,280 as at December 31, 2019.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

8. Equity Capital Structure and Equity Incentive Plan: -Continued

On June 16, 2021, Nasdaq notified the Company of noncompliance with the minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq’s listing rules. Following this deficiency notice, the Company was not in compliance with the minimum bid price for the second half of 2021. In mid – December 2021, NASDAQ granted an additional 180-day extension until June 13, 2022 to regain compliance. However, as of the date of this annual report, the Company has not met the minimum bid price requirement, and the Company intends to seek shareholder approval for a reverse stock split in order to satisfy Nasdaq’s continued listing standards. There is no guarantee that the post-split share price will be sufficient to meet such standards.

As of the date of this annual report, Mr. Valentis beneficially owned 22,827,922 or approximately 53.8% of our outstanding common shares.

9. Loss per Common Share:

The amounts shown in the accompanying Consolidated Statements of Comprehensive Loss for the years ended December 31, 2019, 2020 and 2021, are analyzed as follows:

	Year ended December 31,
	2019	2020	2021
Net loss	$(8,330)	$(6,900)	$(12,338)

Dividend Series A Convertible Preferred Stock	—	(82)	(555)

Net loss available to common stockholders	$(8,330)	$(6,982)	$(12,893)

Weighted average number of common shares, basic and diluted	21,161,164	21,548,126	35,979,071

Loss per common share, basic and diluted	$(0.39)	$(0.32)	$(0.36)

As of December 31, 2021, securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect, were any incremental shares of the unexercised warrants, calculated with the treasury stock method, as well as shares assumed to be converted with respect to the Series A Convertible Preferred Shares calculated with the if-converted method. At December 31, 2019, 2020 and 2021, there were no securities that could potentially dilute basic loss per share.

10. Risk Management and Fair Value Measurements:

The principal financial assets of the Company consist of cash and cash equivalents, trade accounts receivable due from charterers and amounts due from related parties. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable and a Promissory Note.

Interest rate risk: The Company’s loan interest rates (except for the Promissory Note) are calculated at LIBOR plus a margin, as described in Note 7 above, hence, the Company is exposed to movements in LIBOR. In order to hedge its variable interest rate exposure, on January 19, 2018, the Company, via one of its vessel-owning subsidiaries, purchased an interest rate cap with one of its lenders for a notional amount of $10.0 million with a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. Similarly, on July 16, 2021, the same subsidiary purchased an additional interest rate cap for the amount of $9.6 million at a cap rate of 2% with a termination date of July 8, 2025

Credit risk: Credit risk is minimized since trade accounts receivable from charterers are presented net of the expected credit losses. The Company places its cash and cash equivalents, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. On the balance sheet date there were no significant concentrations on credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the Consolidated Balance Sheet.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

10. Risk Management and Fair Value Measurements: -Continued

Currency risk: The Company’s transactions are denominated primarily in U.S. dollars; therefore, overall currency exchange risk is limited. Balances in foreign currency other than U.S. dollars are not considered significant.

Fair value: The Management has determined that the fair values of the assets and liabilities as of December 31, 2021, are as follows:

	Carrying Value	Fair Value
Cash and cash equivalents (including restricted cash)	$9,874	$9,874
Trade accounts receivable	$1,716	$1,716
Trade accounts payable	$3,084	$3,084
Long-term debt with variable interest rates, net	$77,780	$77,780
Promissory note with non-variable interest rate *	$6,000	$5,956
Due to related parties	$6,962	$6,962

*	As at December 31, 2021, Carrying Value and the Theoretical Fair Value of the Promissory Note is $6,000 and $5,956 respectively.

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

Consolidated Balance Sheets – Location	December 31, 2020	December 31, 2021
Financial derivative instrument – Other non-current assets	$—	$74

Consolidated Statements of Comprehensive Loss – Location	December 31, 2020	December 31, 2021
Financial derivative instrument – Fair value at the beginning of the period	$(1)	$—
Financial derivative instrument – Additions of the period	—	74
Financial derivative instrument – Fair value as at period end	—	74
Loss from financial derivative instrument	$(1)	$—

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

Assets measured at fair value on a non-recurring basis: Long lived assets held and used and held for sale

As of December 31, 2019, 2020 and 2021, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amount was fully recoverable for the Company’s vessels held and used. No impairment loss was recognized for the years ended December 31, 2019, 2020 and 2021.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

10. Risk Management and Fair Value Measurements: -Continued

On December 23, 2021, the Company entered into an agreement with a third-party to sell the small tankers, “Northsea Alpha” and “Northsea Beta” and the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessels “Northsea Alpha” and “Northsea Beta” as “held for sale” were met. Long lived assets classified as held-for-sale are measured at the lower of their carrying amount or fair value less costs to sell. As at December 31, 2021, the Company has classified “Northsea Alpha” and “Northsea Beta” under Vessel held-for-sale on the Consolidated Balance Sheet, at an aggregate value of $8,509 representing the selling price of the vessels, net of costs to sell, based on the agreement signed with a third party to sell the vessels, on December 23, 2021. (Level 1 inputs of the fair value hierarchy).

On December 20, 2021, the Company issued 4,139,003 common shares with an average price of $0.7248 per common share, to finance a portion of the acquisition price of the “Pyxis Lamda”. The fair value of these shares on delivery date was $2,172 and was determined through Level 1 input of the fair value hierarchy, based on NASDAQ closing price of PXS share as of the same date.

On December 20, 2021, the Company issued to Maritime Investors $3.0 million as additional principal under the Amended and Restated Promissory Note, as part of the consideration for the acquisition of the “Pyxis Lamda” (Note 3). The fair value of the $3.0 million additional capital to the Promissory Note, on that date, was approximately $3.0 million, determined through the Level 2 input of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements based on the risk free rate plus 681 bps credit spread. On December 31, 2021, the fair value of the $6.0 million under the Amended and Restated Promissory Note was approximately $6.0 million, determined through the Level 2 input of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements based on the risk free rate plus 681 bps credit spread.

As of December 31, 2020 and 2021, the Company did not have any other assets or liabilities measured at fair value on a non-recurring basis.

11. Commitments and Contingencies:

Minimum contractual charter revenues: The Company employs certain of its vessels under lease agreements. Time charters typically may provide for variable lease payments, charterers’ options to extend the lease terms at higher rates and termination clauses. The Company’s contracted time charters as of December 31, 2021, range from one to three months, with varying extension periods at the charterers’ option and do not provide for variable lease payments. Our time charters contain customary termination clauses which protect either the Company or the charterers from material adverse situations.

Future minimum contractual charter revenues, gross of 1.25% address commission and 1.25% brokerage commissions to Maritime and of any other brokerage commissions to third parties, based on the vessels’ committed, non-cancelable, long-term time charter contracts as of December 31, 2021, are as follows:

Year ending December 31,	Amount
2022	$174
$174

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

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of December 31, 2021 and as of the date of the issuance of the Consolidated Financial Statements, management is not aware of any other claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying Consolidated Financial Statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

12. Interest and Finance Costs, net:

The amounts in the accompanying Consolidated Statements of Comprehensive Loss are analyzed as follows:

	Year ended December 31,
	2019	2020	2021
Interest on long-term debt (Note 7)	$5,122	$4,184	$2,628
Interest on Promissory Note (Note 3)	395	452	335
Amortization of financing costs	258	328	247
Financing fees and charges	—	—	75
Total	$5,775	$4,964	$3,285

13. Subsequent Events:

Series A Convertible Preferred Shares Dividend Payments: During January through March 2022, the Company paid monthly cash dividends of $0.1615 per share on its outstanding Series A Convertible Preferred Shares, which aggregated to $218.

Minimum liquidity deposit: On January 2022, Fourthone and Eleventhone’s aggregate minimum liquidity deposit requirement with the respective bank was reduced from $1,500 to $1,000, comprising of $500 for each vessel, upon receipt of a time charter employment for a period of at least of six months for one of the vessels.

Completion of the Sale of the Two Small Tankers: On December 23, 2021, the Company entered into an agreement with a third-party to sell the small tankers, “Northsea Alpha” and “Northsea Beta” (Note 5), at a gross sales price of $8,900. The vessels were delivered to their buyers on January 28, 2022 and on March 1, 2022, respectively. An amount of $5,780 of the sale proceeds was used for the prepayment of the “Northsea Alpha” and “Northsea Beta’s” respective loan facility.

Uncertainties caused by the Russian-Ukrainian War: The recent outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia. For example, on March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restrictions. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and the Company’s business may be adversely impacted. Currently, the Company’s charter contracts, or our operations, have not been affected by the events in Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

