Form 20-F
period 2022-12-31
Pyxis Tankers Inc.
filed 2023-04-12
CIK 1640043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Common Stock, par value U.S. $0.001 per share: 10,614,319 as of December 31, 2022

Series A Cumulative Convertible Preferred Shares, par value U.S. $0.001 per share: 449,473 as of December 31, 2022

Warrants to purchase Common Stock, par value of $0.001 per share: 1,590,540 as of December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “would,” “could,” “projects,” “forecasts,” “potential”, “may,” “should” and similar expressions are forward-looking statements. All statements in this Annual Report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, in particular, the effects of Covid-19 or any variant thereof, or the war in the Ukraine, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Item 3. Key Information – D. Risk Factors” section of this Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions and compliance, including environmental and securities matters, taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	our future operating or financial results;

●	the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;

●	our continued borrowing availability under our existing and future debt agreements and compliance with the covenants contained therein;

●	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

●	our ability to successfully employ our vessels, including under time charters;

●	changes in our operating expenses, including bunker fuel prices, crewing expenses, dry docking costs, general and administrative expenses and insurance costs, including adequacy of coverage;

●	our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

●	planned, pending or recent acquisitions and divestitures, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

●	vessel breakdowns and instances of off-hire;

●	potential claims or liability from future litigation, government inquiries and investigations and potential costs due to environmental damage and vessel collisions;

●	the arrest or detention of our vessels by maritime claimants or governmental authorities;

●	any disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

●	general product tanker shipping market trends, including fluctuations in charter hire rates and vessel values and their useful lives;

●	changes in supply and demand in the product tanker shipping industry, including the market for our vessels and the number of newbuildings under construction;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	disruption of world trade due to rising protectionism, breakdown of multilateral trade agreements, acts of piracy, terrorism, political events, public health threats, international hostilities, including the recent conflict between Russia and Ukraine and instability;

●	changes in interest rates, including the impact on our debt of the discontinuance of the London Interbank Offered Rate, or LIBOR, after 2023, transition into its replacement, Secured Overnight Financing Rate, or SOFR, and foreign exchange rates;

●	changes in seaborne and other transportation;

●	business disruptions due to natural disasters and health catastrophes, such as the Coronavirus and its variants (“COVID-19”);

● ●

the length and severity of epidemics and pandemics, including the ongoing global outbreak of COVID-19 and its impact on the demand for seaborne transportation in the tanker sector;

impacts of supply chain disruptions that began during the COVID-19 pandemic and the resulting inflationary environment;

●	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery or corruption;

●	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies and the impact of climate change;

●	general domestic and international political conditions; the length and number of off-hire periods and dependence on key employees and third-party managers; and

●	other factors discussed under the “Item 3. Key Information – D. Risk Factors” in this Annual Report and please see the Company’s other filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

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

Summary of Risk Factors

Risks Related to Our Industry

●	World events, including the ongoing hostilities between Russia and Ukraine, could adversely affect our results of operations and financial condition;
●	Our vessels may be exposed to international and inherent operational risks that may reduce revenue or increase expenses.
●	Our revenues are derived substantially from a single segment where charter hire rates for product tankers are cyclical and volatile.
●	The continuation of the COVID-19 pandemic, and the emergence of other epidemic or pandemic crises, could have material adverse effects on our business, results of operations or financial condition.
●	An over-supply of product tanker capacity may lead to reductions in charter rates, vessel values and profitability.
●	Increased demand for and supply of “eco-efficient” vessels, including some tankers which have installed exhaust gas cleaning systems, i.e. “scrubbers” to reduce sulphur emissions and permit use of cheaper fuel, could reduce demand for certain of our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.
●	The current global economic condition and financial environment, including an economic slowdown or changes in the economic and political environment in Europe and the Asia Pacific region, could have a material adverse effect on our business and financial condition.
●	Inflation, including increases in prices for fuel, or bunkers, and vessel operating costs may adversely affect results of operations.
●	If our vessels call on ports located in or operate in countries or territories that are the subject of sanctions or embargoes imposed by the United States, the European Union, the United Nations, or other governmental authorities, it could result in monetary fines and penalties as well as criminal proceedings and adversely affect our reputation and the market price of our common shares.
●	Governments could requisition our vessels during a period of war or emergency.
●	Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.
●	We are subject to increasingly complex laws and regulations, including environmental and safety laws and regulations, which expose us to liability and significant expenditures, and can adversely affect our insurance coverage and our business.

●	We will incur additional costs to retrofit ballast water treatment systems for one of our vessels to comply with new regulations.
●	Climate change and greenhouse gas restrictions may adversely impact our operations, markets and capital sources.
●	Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income, future performance and financial condition.

Risks Related to Our Business and Operations

●	We operate in highly competitive international markets.
●	We may be unable to secure medium- and long-term employment for our vessels at profitable rates and present and future vessel employment could be adversely affected by an inability to clear the oil majors’ risk assessment process.
●	A substantial portion of our revenues is derived from a limited number of customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.
●	The Company’s growth depends on its ability to expand relationships with existing customers and obtain new customers, for which it will face substantial competition.
●	We depend on International Tanker Management (“ITM”) and Pyxis Maritime Corp. (“Maritime”) to operate our business, and our business could be harmed if they fail to perform their services satisfactorily.
●	The Company does not plan to install scrubbers and may have to pay more for fuel which could adversely affect the Company’s business, results of operations and financial condition.
●	We may not be able to implement our business strategy successfully or manage our growth effectively.
●	Purchase and operation of secondhand vessels can expose us to increased operating costs, which could adversely affect our earnings, and the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
●	Declines in charter rates and other market deterioration could cause us to incur impairment charges.
●	Our founder, Chairman and Chief Executive Officer has affiliations with Maritime, which may create conflicts of interest.
●	Our insurance may be insufficient to cover losses that may result from our operations.

Risks Related to Our Common Stock

●	The market price of our common stock has fluctuated widely and may fluctuate in the future.
●	Future sales of our common shares could cause the market price of our common shares to decline.
●	We may not generate sufficient cash to service our obligations, including our obligations under the Series A Convertible Preferred Shares.
●	We do not intend to pay cash dividends on our common stock in the near future and cannot assure you that we will ever pay such dividends.
●	If our common stock does not meet the NASDAQ’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.

Tax Risks

●	Various tax rules may adversely impact the Company’s business, results of operations and financial condition.
●	Depending on U.S. tax authorities’ treatment of the Company, there could be adverse tax consequences to U.S. holders.

Risks Related to Our Industry

World events, including the ongoing hostilities between Russia and Ukraine, could adversely affect our results of operations and financial condition.

Recent hostilities between Russia and Ukraine and the responses of the European Union (“EU”), United States and their allies to these hostilities, as well as the threat of future wars, hostilities, terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. On February 5, 2023 sanctions against the importing of Russian refined petroleum products into the EU and the implementation for price caps on these products went into effect. Additional sanctions and/ or trade restrictions against Russia, its entities and affiliates are likely given the continuation of hostilities. The Ukraine war may lead to additional armed conflicts, which may contribute to further economic instability in the global financial and energy markets. It is possible that such conflict could disrupt supply chains and cause instability and protectionism in the global economy. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as in other geographical areas or countries, such as China, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea may lead to armed conflict or acts of terrorism around the world, which may contribute to further global economic instability and hurt international commerce. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay cash dividends on our Series A Convertible Preferred Stock.

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

A spill of cargoes may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to the Company. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the refined petroleum products transported in tankers. If the Company’s vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. The Company may have to pay drydocking costs that its insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may be material. In addition, the Company may be unable to find space at a suitable drydocking facility or its vessels may be forced to travel to a drydocking facility that is not conveniently located to the vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may also be material. Further, the total loss of any of the Company’s vessels could harm its reputation as a safe and reliable vessel owner and operator. If the Company is unable to adequately maintain or safeguard its vessels, it may be unable to prevent any such damage, costs, or loss which could negatively impact its business, results of operations and financial condition.

Our revenues are derived substantially from a single segment where charter hire rates for product tankers are cyclical and volatile.

Substantially all of our revenues are derived from a single market, the product tanker segment, and therefore our financial results depend on chartering activities and developments in this segment. The product tanker market is cyclical and volatile in charter hire rates and therefore charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the product tanker market at that time and changes in the supply and demand for vessel capacity. Any renewal or replacement charters that the Company enters into may not be sufficient to allow the Company to operate its vessels profitably. If charter hire rates are depressed or fall in the future when our charters expire, we may be unable to re-charter our vessels at rates as favorable to us, with the result that our earnings and available cash flow could be adversely affected. In addition, a decline in charter hire rates may cause the value of our vessels to decline. Also, product tanker markets are typically stronger in the winter months as a result of increased refined petroleum products consumption in the northern hemisphere and weaker in the summer months as a result of lower consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. If increased revenues generated in the fall/winter months are not sufficient to offset any decreases in revenue in the spring/summer months, it may have an adverse effect on our business, results of operations and financial condition.

Charter hire rates depend on the demand for, and supply of, product tanker vessels.

As a product tanker company, substantially all of our revenues are generated from operating a fleet of product tankers. This market is cyclical in nature, which leads to volatility in freight rates, vessel values and industry profitability. The freight rates among different types of product tankers are highly volatile. For example, product tanker freight rates declined from the historical highs reached in mid-2008 to a low-point in 2021. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels and any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. The factors affecting the supply and demand for product tankers are beyond our control, and the nature, timing and degree of changes in industry conditions are unpredictable and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

The factors that influence the demand for product tanker vessel capacity are unpredictable and outside of our control, and include, among others:

●	demand and supply for refined petroleum products and other liquid bulk products such as vegetable and edible oils;

3

● ●

competition from alternative sources of energy and a shift in consumer demand towards other energy resources such as wind, solar or water energy as well as greater use of electric powered vehicles;

technological developments, which affect the efficiency of vessels and time to vessel obsolescence;

●	the globalization of manufacturing and developments of transportation services;
●	increases in the production of refined petroleum products in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to refined petroleum products pipelines in those areas;
●	the distance oil and refined petroleum products are moved by sea and changes in transportation patterns;
●	competition from other shipping companies and other modes of transportation, such as railroads that compete with product tankers;
●	global and regional economic and political conditions, including armed conflicts, terrorist activities, and strikes; environmental and other regulatory developments;
●	weather, natural and health disasters, such as COVID-19, developments in international trade generally;
●	international sanctions, embargoes, import and export restrictions, nationalizations and wars; and
●	currency exchange rates.

The factors that influence the supply of product tanker vessel capacity are also outside of our control and unpredictable and include, among others:

●	demand for refined petroleum products and other liquid bulk products such as vegetable and edible oils;
●	availability and pricing of other energy resources such as natural gas;
●	the number of product tanker newbuilding deliveries;
●	the efficiency and age of the global product tanker fleet;
●	the demolition prices and scrapping rate of older product tankers or casualties;
●	the cost of newbuildings and the cost of retrofitting or modifying secondhand product tankers as a result of charterer requirements;
●	shipyard capacity, financial condition and new vessel construction throughput/delays in deliveries;
●	availability, terms and cost of capital;
●	cost and supply of labor;
●	technological innovations and advances in product tanker design and capacity, including the introduction and operating performance of scrubbers;
●	conversion of product tankers to other uses and the conversion of other vessels to product tankers;
●	product tanker freight rates, whether time or spot charters;
●	port and canal congestion and supply chain disruption;
●	the cost of bunkers and fuel oil, and their impact on vessel speed; currency exchange rate fluctuations;
●	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities, including those that may limit the useful life product tankers and environmental emissions; and
●	the number of product tankers that are out of service.

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

Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty, and supply chain constraints.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing our labor costs, through higher wages, and higher interest rates and operating costs. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our operations and vessel dry dockings. If inflation or other factors were to significantly increase, our business operations may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund or expand our operations. For example, the recent turmoil surrounding the planned takeover of Credit Suisse by UBS has raised concerns about the financial stability of certain banks and the availability credit to smaller companies, and potentially to the Greek shipping community.

Global economic conditions and the ongoing outbreak of COVID-19, and related governmental responses thereto, may negatively impact the product tanker industry and our financial results and operations.

In COVID-19 pandemic and variants that have emerged have resulted in numerous actions taken by governments and governmental agencies around the world took numerous actions, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures, which resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. These measures have and may continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities. In 2022, a resurgence of COVID-19 cases led to China’s government to impose quarantine regulations in certain provinces of China under China’s zero-COVID policy. However, by the end of 2022, many of these measures, including China’s zero-COVID policy, were relaxed. Nonetheless, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for product tankers and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for product tankers and other shipping sectors, we may experience in the future, including, among other things:

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

Additionally, the COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. During 2020-21, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with measures to mitigate the spread of COVID-19. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In addition, any case of COVID-19 amongst crew could result in a quarantine period for that vessel and, in turn, loss of charter hire and additional costs. Delays in crew rotations may cause us to incur additional costs related to bonuses paid to retain the existing crew members on board.

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

Furthermore, over the last 10 years, a number of vessel owners have ordered and taken delivery of so-called “eco-efficient” vessel designs, which offer significant bunker savings as compared to older designs. Further advancement in these designs of younger vessels could reduce demand for our older eco-efficient tankers and expose us to lower vessel utilization and/or decreased charter rates.

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of cargoes in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. We cannot assure you that the Chinese economy will not experience a significant contraction in the future, especially in light of the impact of new variants of COVID-19. According to the IMF, in 2022 China reported GDP growth of 3%, the lowest growth rate since 1976, due to disruptions within its housing sector as well as the country’s zero-tolerance to the disease leading to reduce mobility and slower economic growth.

Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is adjusting the level of direct control that it exercises over the economy through state plans and other measures. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Moreover, an economic slowdown in the economies of the U.S., EU and other Asian countries may further adversely affect economic growth in China and elsewhere. Also, several initiatives are underway in China with a view to reduce their dependency on (foreign) oil, such as the Net Zero 2060 initiative and development of shale oil on their own territory, which could impact the need for oil products transportation services. The method by which China attempts to achieve carbon neutrality by 2060, and any attendant reduction in the demand for oil, petroleum and related products, could have a material adverse effect on our business, cash flows and results of operations.

In addition, concerns regarding the possibility of sovereign debt defaults by EU member countries have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the EU, the United States, and other parts of the world.

Our operations inside and outside of the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities and global public health concerns, which may affect the seaborne transportation industry, and adversely affect our business.

We are an international company and primarily conduct our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of challenges, including trade tensions between the United States and China, stabilizing growth in China, geopolitical events, such as Brexit, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East, Ukraine and in other geographic areas and countries.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the ongoing conflict between Russia and Ukraine. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflict in the Ukraine, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. The United States has implemented the Russian Foreign Harmful Activities Sanctions program, which includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of refined petroleum products. An exception exists to permit such services when the prices of the seaborne Russian oil and products do not exceed the relevant price caps; however, the impact from price cap regulations has been muted since the outbreak of the war and implementation of new sanctions, in addition to sanctions already in place and self-sanctioning, had already redirected a significant share of Russian exports away from Europe. Violations of the price cap policies or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

In addition, public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, such as the COVID-19 virus, could lead to a significant decrease of demand for seaborne transportation. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

Changes in fuel, or bunkers, prices may adversely affect results of operations.

Fuel, or bunkers, is a significant expense in shipping operations for our vessels employed on the spot market and changes in the price of fuel may adversely affect the Company’s profitability and can have a significant impact on earnings. With respect to our vessels employed on time charter, the charterer is generally responsible for the cost and supply of fuel, but such cost may affect the charter rates we are able to negotiate for our vessels. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our tankers are not employed or are employed on voyage charters. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are prepared to pay. In addition, as of January 1, 2020 the entry into force of the 0.5% global sulfur cap in marine fuels under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI has initially led to a significant increase in the costs for low sulfur fuel used by vessels that are not equipped with exhaust gas scrubbers. None of our tankers have exhaust gas scrubbers, which may make them less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulfur fuel), and consequently may have difficulty finding employment, command lower charter hire, have difficulty in financing and/or need to be scrapped. While all costs of bunkers have risen during the year ended December 31, 2022, the price of our low sulphur fuel has increased approximately 17%. Further, fuel may become even more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Changes in the price of fuel may adversely affect our profitability.

Bunker prices have increased significantly during 2021 and have continued rising for most of 2022. Prices for very low sulfur fuel oil, or VLSFO, in Singapore started at around $415 per metric ton in January 2021 and reached $620 per metric ton by the end of December 2021, an increase of about 50%. During 2022, our bunker costs rose primarily as a result of conflict in Ukraine. The price of VLSFO has increased significantly as a result of the conflict in Ukraine and, indicatively, the price for VLSFO in Singapore reached approximately $1,100 per metric ton in July 2022, but has since decreased. As of March 31, 2023, the price of VLSFO in Singapore was quoted at $574 per metric ton but uncertainty regarding its future direction remains.

Inflation could adversely affect our business and financial results.

Inflation could adversely affect our business and financial results by increasing the costs of labor, materials and services needed to operate our business. During the year ended December 31, 2022, we experienced increased vessel voyage and operating costs for bunker fuel, lubricants, crew, spares, and stores, which we currently expect to continue into 2023. For example, the increase in size of the global shipping fleet combined with the limited supply of and increased demand for crew has created upward pressure on crew costs. In addition, we have seen an increase in administrative expenses and the cost of drydockings and capital equipment. In an inflationary environment, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profitability. Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business.

If our vessels call on ports or territories located in or operate in countries or territories that are the subject of sanctions or embargoes imposed by the United States, the European Union, the United Nations, or other governmental authorities it could result in monetary fines and other penalties and adversely affect our reputation and the market price of our common shares.

Although none of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws in 2021, 2022 and through the date of this Annual Report, and we endeavor to take steps designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, civil and criminal penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be affiliated with persons or entities that are, or may be in the future, the subject of sanctions or embargoes imposed by the U.S., the EU, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries, are party, or if we are found to be in violation of such applicable sanctions or embargoes, our results of operations may be adversely affected, we could face monetary fines or civil and criminal penalties, or we may suffer reputational harm.

As a result of Russia’s actions in Ukraine, the U.S., EU and United Kingdom, together with numerous other countries and self-sanctioning, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil and refined products, the importation of many Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations, and cargo we may carry. We may also encounter potential contractual disputes with charterers due to the various sanctions targeting Russian interests and Russian cargo.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance at all times in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access the U.S. capital markets and conduct our business, and could result our reputation and the markets for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or refrain from investing, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

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

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders, regulatory agencies, governments, charterers, employees, select suppliers and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments and relationships. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of “greenwashing” (i.e., making unfounded claims about one’s ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. As of the date of this annual report, these proposed rules have not yet taken effect.

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

Additionally, certain investors and lenders may exclude shipping companies, especially ones within the energy value chain, such as us, from their investing portfolios altogether due to environmental, social and governance factors, which may affect our ability to develop as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs, capital expenditures and require additional resources to monitor, report and comply with increasing and wide ranging ESG requirements. Our disclosures on ESG matters are based on standards which may not be harmonized and still developing as well as changing assumptions and procedures which may not be acceptable to others. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

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

These laws and regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990 (the “OPA”), requirements of the U.S Coast Guard (“USCG”) and the U.S. Environmental Protection Agency (the “EPA”), the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (the “CERCLA”), the U.S. Clean Air Act of 1970 (as amended from time to time and referred to herein as the “CAA”), the U.S. Clean Water Act of 1972 (as amended from time to time and referred to herein as the “CWA”), the International Maritime Organization (the “IMO”), the International Convention on Civil Liability for Oil Pollution Damage of 1969 (as amended from time to time and referred to herein as the “CLC”), the IMO International Convention on Civil Liability for Bunker Oil Pollution Damages (the “Bunker Convention”), MARPOL, including designation of Emission Control Areas (“ECAs”) thereunder, the IMO International Convention for the Safety of Life at Sea of 1974 (as amended from time to time and referred to herein as the “SOLAS Convention”) and the International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”) promulgated thereby, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), the IMO International Convention on Load Lines of 1966 (as from time to time amended) (the “LL Convention”), the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”), the International Labour Organization (“ILO”), the Maritime Labour Convention, EU regulations, and the International Ship and Port Facility Security Code (the “ISPS Code”). Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks. In particular, IMO’s Marine Environmental Protection Committee (“MEPC”) 73, amendments to Annex VI prohibiting the carriage of bunkers above 0.5% sulfur on ships took effect March 1, 2020 and may cause us to incur substantial costs. Noncompliance with these regulations could have a material adverse effect our business and financial results.

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

Compliance with such laws and regulations, where applicable, may require installation of costly equipment, vessel modifications, operational changes or restrictions, a reduction in cargo-capacity and may affect the resale value or useful lives of our vessels as well as result in the denial of access to, or detention in, certain jurisdictional waters or ports. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Government regulation of the shipping industry, particularly as it may relate to safety, ship recycling requirements, greenhouse gas (“GHG”) emissions and climate change, and other environmental matters, can be expected to become stricter in the future, and may require us to incur significant capital expenditures on our vessels to keep them in compliance, may require us to scrap or sell certain vessels altogether, may reduce the residual value we receive if a vessel is scrapped, and may generally increase our compliance costs. Compliance with new regulations of vessel performance and operation, such as, the IMO’s Energy Efficiency Existing Ship Index (“EEXI”) and Carbon Intensity Index (“CII”) vessel requirements, may create schedule disruptions and could require our vessels to slow down if efficiency improvements or transitions to alternative fuels together are not enough to reduce GHG emissions sufficiently, thus negatively impacting our operations and charter income. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations. Increased inspection procedures could increase costs and disrupt our business. International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us, could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. All of the above, including any changes or developments, both individually and cumulatively, could have a material adverse effect on our business, results of operations and financial condition.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO’s MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (i) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (ii) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (iii) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.

The European Commission has proposed adding shipping to the Emission Trading Scheme (ETS) as of 2023 with a phase-in period. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the EU Emissions Trading System (“EU ETS”) should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Vessels of 5,000 gross tonnage and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. Compliance with the Maritime EU ETS could result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners must comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by alternative fuels, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operation, cash flows and financial position.

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels.

In June 2021, the IMO adopted amendments to the International Convention for the Prevention of Pollution from ships that will require vessels to reduce their GHG emissions. These amendments are a combination of technical and operational measures and came into force on November 1, 2022, with the requirements for EEXI and CII certification, effective January 1, 2023.

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

Expanding climate related regulations have required us to modify our procedures to capture more relevant vessel performance and emissions data, including GHG, which has nominally increased administrative time and costs. This data will help us and ITM to monitor and optimize the operations of our vessels and provide requisite information to charterers, regulatory agencies, lenders and others. If required, remedial actions, including vessel capital expenditures or equipment retrofits, can be undertaken to address deficiencies. As of the date of this Annual report, we are in compliance with all environmental regulations, but these disclosures are evolving, including requirements of the Securities & Exchange Commission (the “SEC”) of the United States.

A shift in consumer demand from oil products towards other energy sources or changes to trade patterns for refined petroleum products may have a material adverse effect on our business.

The majority of our revenues and earnings are related to the oil industry. A significant percentage of seaborne cargoes on product tankers consist of refined petroleum products for the transportation sector, including diesel, gasoline and jet fuel. A shift in or disruption of consumer demand from oil products towards other energy sources such as electricity, natural gas, liquified natural gas, hydrogen or ammonia could potentially affect the demand for our vessels. A shift from the use of internal combustion engine vehicles may also reduce the demand for oil products. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

“Peak oil” is the year when the maximum rate of extraction of oil is reached. Recent forecasts of “peak oil” range from the late 2020s to 2040, depending on economics and how governments respond to global warming. OPEC maintains that demand for oil will plateau around 2040, despite transition toward other energy sources. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, which appears to be accelerating as a result of the COVID pandemic, as well shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality, and, more recently, government sanctions. Changes to the trade patterns of refined oil products may have a significant negative or positive impact on the ton-miles and therefore the demand for our tankers. For example, the Ukraine war has resulted in significant changes to the movement of transportation fuels, primarily diesel, within the EU. These activities could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance, the impact of the stress of operations and stipulations from classification societies. More technologically advanced vessels have been built since the owned or leased vessels in our fleet, which have an average age of 9.4 years as of December 31, 2022, were constructed and vessels with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. We face competition from companies with more modern vessels having more fuel efficient designs than our vessels, or eco vessels, and if new vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment, in which along with the foregoing, could have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows, financial condition and ability to pay dividends.

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

Because we intend to charter some of the vessels in our fleet in the spot market or in pools trading in the spot market, we expect to have exposure to the cyclicality and volatility of the spot charter market and utilize additional working capital. Over a number of prior fiscal years through the period ended September 30, 2022, we have had negative working capital. At various times, we operate our vessels in the spot market which is highly competitive and volatile. Spot charter rates may fluctuate dramatically based on the competitive factors listed in the preceding risk factor. Since we charter some of our vessels on the spot market, and may in the future also admit our vessels in pools trading on the spot market, we have exposure to fluctuations in cash flows due to the cyclicality and volatility of the spot charter market. By focusing the employment of some of the vessels in our fleet on the spot market, we will benefit if conditions in this market strengthen. However, we will also be particularly vulnerable to declining spot charter rates. Trading our vessels in the spot market or in pools requires greater working capital than operating under a time charter as the vessel owner is responsible for various voyage related costs, such as, fuel, port and canal charges, as well as additional timing for collections of charter receivables, including additional demurrage revenues.

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

We currently derive substantially all of our revenues from a limited number of customers. In 2021, three customers accounted for approximately 56% of our total revenues, one of which accounted for 27% of our total revenues, and in 2022, two customers accounted for approximately 69% of our total revenues, one of which accounted for 41% of our total revenues. The loss of any significant customer or a decline in the amount of services provided to a significant customer could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

It may be difficult to properly balance time and spot charters and anticipate trends in these markets. Should more vessels be available on the spot or short-term market at the time we are seeking to fix new medium- to long-term time charters, we may have difficulty fixing longer term charters at profitable rates for any term other than short-term, and, as a result, our cash flow may be subject to instability, and our business, results of operations and financial condition could be adversely affected.

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

Our operating results are dependent on our ability to successfully control our operating and voyage expenses. Under our ship management agreements with ITM we are required to pay for vessel operating expenses (which includes crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses), and, for spot charters, voyage expenses (which include bunker expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and conversions). These expenses depend upon a variety of factors, many of which are beyond our or the technical manager’s control, including unexpected increases in costs for crews, insurance or spare parts for our vessels, unexpected dry-dock repairs, mechanical failures or human error (including revenue lost in off-hire days), vessel age, arrest action against our vessels due to failure to pay debts, disputes with creditors or claims by third parties, labor strikes, severe weather conditions, any quarantines of our vessels, uncertainties in the world oil markets and inflation. Many of these costs, primarily relating to voyage expenses, such as bunker fuel, have been increasing and may increase more significantly in the future. Repair costs are unpredictable and can be substantial, some of which may not be covered by insurance. If our vessels are subject to unexpected or unscheduled off-hire time, it could adversely affect our cash flow and may expose us to claims for liquidated damages if the vessel is chartered at the time of the unscheduled off-hire period. The cost of dry-docking repairs, additional off-hire time, an increase in our operating expenses and/or the obligation to pay any liquidated damages could adversely affect our business, results of operations and financial condition.

We will be required to make substantial capital expenditures, for which we may be dependent on additional financing, to maintain the vessels we own or to acquire other vessels.

We must make substantial capital expenditures to maintain, over the long-term, the operating capacity of our fleet. Our business strategy is also based in part upon the expansion of our fleet through the purchase of additional vessels. Maintenance capital expenditures include dry-docking expenses, modification of existing vessels or acquisitions of new vessels to the extent these expenditures are incurred to maintain the operating capacity of our fleet. In addition, we expect to incur significant maintenance costs for our current and any newly-acquired vessels. A newbuilding vessel must be dry-docked within five years of its delivery from a shipyard, and vessels are typically dry-docked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. We estimate the cost to dry-dock a vessel is between $0.6 and $1.2 million (including estimated expenditures for upgrades to comply with new BWTS system regulations), depending on the age, size and condition of the vessel and the location of dry-docking. In addition, capital maintenance expenditures could increase as a result of changes in the cost of labor and materials, customer requirements, increases in the size of our fleet, governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment and competitive standards.

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

Effective January 1, 2020 all vessels had to comply with the IMO’s low sulfur fuel oil (“LSFO”) requirement, which cut sulfur levels from 3.5% to 0.5%. Shipowners had to comply with this regulation by (i) using 0.5% sulfur fuels, which is available in most ports globally but at a higher cost than high-sulfur fuel oil (“HSFO”); (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry in this Annual Report.

In light of operating and economic uncertainties surrounding the use of scrubbers, the Company has chosen not to purchase and install these units. However, the Company may, in the future, determine to purchase scrubbers for installation on its vessels. While scrubbers rely on technology that has been developed over a significant period of time for use in a variety of applications, their use for maritime applications is a more recent development. Each vessel will require physical modifications to be made in order to install a scrubber, the scope of which will depend on, among other matters, the age and type of vessel, its engine and its existing fixtures and equipment. The purchase and installation of scrubbers will involve significant capital expenditures, currently estimated at least $1.5 million per vessel, and the vessel will be out of operation for more than 30 days in order for the scrubbers to be installed. In addition, future arrangements that the Company may enter into with respect to shipyard drydock capacity to implement these scrubber installations may be affected by delays or issues affecting vessel modifications being undertaken by other vessel owners at those shipyards, which could cause the Company’s vessels to be out of service for even longer periods or installation dates to be delayed. In addition, as there is a limited operating history of scrubbers on vessels such as those owned and operated by the Company, the operation and maintenance of scrubbers and related ongoing costs to these vessels is uncertain.

As of February 28, 2023, approximately 15.2% or 259 tankers of the worldwide fleet of MR2 were scrubber-fitted. Fuel expense reductions from operating scrubber-fitted vessels could result in a substantial reduction of bunker cost for charterers compared to vessels in our fleet which do not have scrubbers. If (a) the supply of scrubber-fitted tankers increases, (b) the differential between the cost of HSFO and LSFO is high and (c) charterers prefer such vessels over our tankers, demand for our vessels may be reduced and our ability to re-charter our vessels at competitive rates may be impaired.

Furthermore, the availability of HSFO and LSFO around the world as well as the prices of HSFO and LSFO generally and the price differential between the two fuels have been uncertain and volatile. If LSFO is unavailable in port and we or our charterers cannot obtain a temporary waiver to refuel and use HSFO for the next voyage, we or our charterers could be subject to fines by regulatory authorities and be in violation of the charter agreements. Scarcity and the quality in the supply of LSFO, or a higher-than-anticipated difference in the costs between the two types of fuel, may cause the Company to pay more for its fuel than scrubber fitted vessels, which could adversely affect the Company’s business, results of operations and financial condition.

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

Changing market and regulatory conditions may limit the availability of suitable vessels because of customer preferences or because vessels are not or will not be compliant with existing or future rules, regulations and conventions. Additional tankers of the age and quality we desire may not be available for purchase at prices we are prepared to pay or at delivery times acceptable to us, and we may not be able to dispose of vessels at reasonable prices, if at all. Any vessel acquisition will likely include proceeds from loans which may not be available to us on acceptable terms and conditions, if at all. If we are unable to purchase vessels, which include satisfactory financing, and dispose of vessels at reasonable prices in response to changing market and regulatory conditions, our business may be adversely affected.

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

In addition, unless we maintain cash reserves or raise external funds on acceptable terms for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard and range from 2038 to 2042. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for other cash needs, including improvement of working capital, early repayment of debt or possible cash dividends.

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

Should the carrying value plus the unamortized dry-dock and survey balance of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts plus the unamortized dry-dock and survey balances in connection with the estimated recoverable amount indicated no impairment charge for the Company’s vessels as of December 31, 2022.

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

Furthermore, Maritime beneficially owns approximately 53.3% of our total outstanding common stock, which may limit stockholders’ ability to influence our actions. As a result, Maritime Investors has the power to exert considerable influence over our actions through its ability to effectively control matters requiring stockholder approval, including the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether our other stockholders believe that any such transaction is in their or our best interests. For example, Maritime Investors could cause us to consummate a merger or acquisition that increases the amount of our indebtedness or causes us to sell all of our revenue-generating assets. We cannot assure you that the interests of Maritime will coincide with the interests of other stockholders. As a result, the market price of shares of our common stock could be adversely affected.

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

As we expand our business, both we and our ship managers may need to improve our operating and financial systems and ITM and Maritime will need to recruit and retain suitable employees and crew for our vessels.

Our and Maritime’s current operating and financial systems may not be adequate as the size of our fleet expands, and attempts to improve those systems may be ineffective. In addition, as we expand our fleet, ITM and Maritime may need to recruit and retain suitable additional seafarers and shore based administrative and management personnel. We cannot guarantee that our ship managers will be able to continue to hire suitable employees as we expand our fleet. If we, ITM or Maritime encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to accomplish the above, our financial reporting performance may be adversely affected and, among other things, it may not be compliant with the SEC rules.

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

We and our ship managers rely on information technology systems and networks in our and their operations and business administration. The efficient operation of our business, including processing, transmitting and storing electronic and financial information, is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Therefore, our or any of our ship managers’ operations and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data and these systems may be damaged, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents or otherwise). A successful cyber-attack could materially disrupt our or our managers’ operations, which could also adversely affect the safety of our operations or result in the unauthorized release or alteration of information in our or our managers’ systems. Such an attack on us, or our managers, could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny, diminished customer confidence and damage to our reputation. We do not maintain cyber-liability insurance at this time to cover such losses. As a result, a cyber-attack or other breach of any such information technology systems could have a material adverse effect on our business, results of operations and financial condition. As of the date of this Annual Report, we have not experienced any material cybersecurity incident which would be disclosable under SEC guidelines.

Due to Russia’s invasion of the Ukraine, we may be subject to elevated cybersecurity risk. Moreover, cyberattacks against the Ukrainian government and other countries in the region have been reported in connection with the aforementioned invasion. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact.

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

The EU has adopted a comprehensive overhaul of its data protection regime from the current national legislative approach to a single European Economic Area Privacy Regulation, the General Data Protection Regulation (“GDPR”). The GDPR came into force on May 25, 2018, and applies to organizations located within the EU, as well as to organizations located outside of the EU if they offer goods or services to, or monitor the behavior of, EU data subjects. It imposes a strict data protection compliance regime with significant penalties and includes new rights such as the “portability” of personal data. It applies to all companies processing and holding the personal data of data subjects residing in the EU, regardless of the company’s location. Implementation of the GDPR could require changes to certain of our business practices, thereby increasing our costs. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

Further, in March 2022, the SEC proposed amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The proposed amendments, if adopted, would require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, amongst other disclosures.

The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to findings in our auditors’ reports and challenge the accuracy of our published audited consolidated financial statements.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with the performance of audits of financial statements filed with the SEC. For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike most U.S. public companies, the PCAOB was prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we, and our stockholders, were deprived of the possible benefits of such inspections. Since 2015, Greece has agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors’ quality control procedures, question the validity of the auditor’s reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.

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

At any time that our operating cash flows are insufficient to service our debt and other liquidity needs, we may be forced to take actions such as increasing our accounts payable and/or our amounts due to related parties, reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, seeking bankruptcy protection or any combination of the foregoing. We cannot assure you that any of the actions previously listed could be affected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. As of March 31, 2023, our total funded debt outstanding, net of deferred financing costs aggregated $60.1 million. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions as, among other things, if we are unable to meet our debt obligations or if some other default occurs under our loan agreements, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and foreclose against the collateral vessels securing that debt. Any such action could also result in an impairment of cash flows and our ability to service debt in the future. Further, our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

The market values of tanker vessels are highly volatile, have decreased in the past and may decrease further in the future which may cause the Company to recognize losses if we sell our tankers or record impairments and affect the Company’s ability to comply with its loan covenants and refinance its debt. The fair market values of product tankers have generally experienced high volatility. The fair market values for tankers declined significantly from historically high levels reached in 2008, but have significantly increased from Fall, 2021. You should expect the market value of our vessels to fluctuate. Values for ships can fluctuate substantially over time due to a number of factors that have been mentioned in this section. As vessels grow older, they naturally depreciate in value. If the market value of our fleet declines further, we may not be able to refinance our debt or obtain additional financing and our subsidiaries may not be able to make distributions to the Company. An additional decrease in these values could cause us to breach certain covenants that are contained in our loan agreements and in future financing agreements. The prepayment of certain debt facilities may be necessary to cause the Company to maintain compliance with certain covenants in the event that the value of the vessels falls below certain levels.

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

The restrictions and covenants in our current and future loan agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. Our current loan agreements contain, and future financing agreements will likely contain, restrictive covenants that prohibit us or our subsidiaries from, among other things:

●	paying dividends under certain circumstances, including if there is a default under the loan agreements with Alpha Bank (collectively, the “Facilities”) with respect to our subsidiaries Seventhone Corp. (“Seventhone”), Eighthone Corp. (“Eighthone”), Fourthone Corp. (“Fourthone”) and Eleventhone Corp. (“Eleventhone”), if the ratio of our (and our subsidiaries as a group) total liabilities (excluding the Promissory Note) to market value adjusted total assets is greater than 75% in the relevant year. As of December 31, 2022, the ratio of total liabilities over the market value of our adjusted total assets was 37%, and therefore, under the Alpha Bank Facilities, these subsidiaries were permitted to distribute dividends to us as of December 31, 2022;
●	incurring or guaranteeing indebtedness;
●	charging, pledging or otherwise encumbering our vessels;
●	changing the flag, class, management or ownership of our vessels;
●	utilizing available cash;
●	changing ownership or structure, including through mergers, consolidations, liquidations or dissolutions;
●	making certain investments;
●	entering into a new line of business;
●	changing the commercial and technical management of our vessels;
●	selling, transferring, assigning or changing the beneficial ownership or control of our vessels; and
●	changing the control, or Mr. Valentis maintaining less than 25% ownership or Mr. Valentis ceases to be the Chairman, of the corporate guarantor.

In addition, the loan agreements generally contain covenants requiring us, among other things, to ensure that:

●	we maintain minimum liquidity cash balances based on the number of vessels owned and debt service requirements. Our required minimum cash balance as of December 31, 2021 and 2022 was $3.7 million and $2.6 million, respectively;
●	the fair market value of the mortgaged vessel plus any additional collateral must be no less than a certain percentage, ranging from 120% to 150%, of outstanding borrowings under the applicable loan agreement, less, in certain loan agreements, any money in respect of the principal outstanding with the credit of any applicable retention account and any free or pledged cash deposits held with the lender in our or its subsidiary’s name; and
●	we maintain vessel insurances of the higher of market value or at least 120% of the outstanding loan balance

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

Four of our bank loans accrue interest based on LIBOR, typically for one and three month interest periods, which has been historically volatile. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new loan agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023. On March 13, 2023, we refinanced the outstanding loan of Tenthone Corp. (“Tenthone”) for the Pyxis Karteria into a new secured bank loan of $15.5 million. Interest on this five year loan is based on SOFR with interest periods of one, three or six months.

In order to manage our exposure to interest rate fluctuations under LIBOR, SOFR or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively hedge some of our floating rate debt obligations. For example, on July 16, 2021, Seventhone entered into interest rate cap agreement for notional amount $9.6 million at cap rates of 2%. The interest rate cap had a termination date in July, 2025, but we sold the security on January 25, 2023 for a net cash gain of $0.5 million. No assurance can however be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives, such as interest rate swaps, may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

Furthermore, as a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, the discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our financial condition and results from operations.

Risks Related to our Common Stock

The market price of our common stock has fluctuated widely and the market price of our common stock may fluctuate in the future.

The market price of our common stock has fluctuated widely since our initial public offering in October 2015, reaching a high of $26.72 per share in December 2017 and a low of $1.62 per share in January 2022. Most recently during the period between January 3, 2023 and March 31, 2023 our shares reached a high of $6.11 and low of $4.29 with pricing continuing to be volatile, due to our results of operations and perceived prospects, the prospects of our competitors and of the shipping industry in general and in particular the product tanker sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the product tanker sector, changes in general economic or market conditions and broader market fluctuations.

As such, our stock prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. In addition, the periodic outbreaks of variants of COVID-19 and the impact of the Ukraine war on the energy markets has caused broad stock market and industry fluctuations. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our common shares. In addition to the above, the market price for our common shares may be influenced by many other factors, including the following:

●	investor reaction to our business strategy;

●	our continued compliance with the NASDAQ listing standards;
●	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
●	variations in our financial results or those of companies that are perceived to be similar to us;
●	our ability or inability to raise additional capital and the terms on which we raise it;
●	declines in the market prices of stocks generally;
●	trading volume of our common shares;
●	sales of our common shares by us or our stockholders;
●	general economic, industry and market conditions; and
●	other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, government sanctions, public health issues including health epidemics or pandemics, such as the ongoing COVID-19 pandemic, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

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

Conversion of the Series A Convertible Preferred Shares and Warrants will dilute the ownership interest of existing shareholders

As of March 31, 2023, there are 420,085 Series A Convertible Preferred Shares and 1,590,540 Warrants outstanding. Each Series A Convertible Preferred Share is convertible into common stock at any time of the option of the holder. Additionally, each Warrant represents the right to purchase a common share at a pre-determined exercise price. The conversion of the Series A Convertible Preferred Shares and exercise of outstanding warrants will dilute the ownership interest of existing shareholders by up to 23.5%, exclusive of 4,683 warrants to acquire 4,683 Series A Convertible Preferred Shares convertible into 20,881 common shares and 444,571 warrants to acquire 444,571 warrants exercisable into common stock, which are not included in the figures provided above, were issued to certain employees of ThinkEquity as compensation in connection with ThinkEquity’s role as underwriter and placement agent in the Company’s public offerings of Series A Convertible Preferred Shares and the 2021 Private common stock transaction.

The price of our Common Stock may be volatile.

Our shares of common stock have been listed on the NASDAQ since November 2, 2015. We cannot assure you that the public market for our common stock will be active and liquid. The price of shares of our common stock may fluctuate due to a variety of factors, some of which are beyond our control, including:

●	actual or anticipated fluctuations in our periodic results and those of other public companies in the shipping industry;
●	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
●	speculation in the press or investment community, including on-line newsletters, trading platforms and chat-rooms, about our business or the shipping industry generally;
●	mergers and strategic alliances in the shipping industry;
●	chartering environment, vessel values and conditions in the shipping industry;
●	evolving investor preferences away from carbon- based companies and towards environmentally friendly or sustainable companies;
●	changes in government regulation;
●	introduction of new technology by the Company or its competitors;
●	commodity prices and in particular prices of oil and natural gas;
●	the ability or willingness of OPEC to set and maintain production levels for oil;
●	oil and gas production levels by non-OPEC countries;
●	potential or actual military conflicts or acts of terrorism;
●	natural disasters affecting the supply chain or use of petroleum products;
●	the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts;
●	lower trading market for our common stock, which makes it somewhat illiquid;
●	the Company’s capital structure;
●	additions or departures of key personnel;
●	announcements concerning us or our competitors;
●	the general state of the securities market, especially small cap equities; and
●	domestic and international economic, market and currency factors as well as geo-political events unrelated to our performance.

These market and industry factors may materially reduce the market price of shares of our common stock, regardless of our operating performance. The seaborne transportation industry has been highly unpredictable and volatile. The market for shares of our common stock may be equally volatile. For example, on February 16, 2021 our stock opened for trading at $6.71 hit an intraday high of $18.40 and closed at $11.84 based on volume of 11.4 million shares traded. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than those paid by you in any previous or future offerings.

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

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our existing vessels, and subsidiaries we form in the future will own any other vessels we may acquire in the future. All payments under our charters will be made to our subsidiaries. As a result, our ability to meet our financial and other obligations, and to possibly pay dividends in the future, will depend on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of our loan agreements, any financing agreement we may enter into in the future, or by Marshall Islands or Maltese law, which regulates the payment of dividends by our companies. The Alpha Bank loan agreements covering four of our subsidiaries, prohibit paying any dividends to us unless the ratio of the total liabilities, exclusive of the Amended and Restated Promissory Note, to the market value adjusted total assets (total assets adjusted to reflect the market value of all our vessels) of us and our subsidiaries as a group is 75% or less. As of December 31, 2022, the ratio of total liabilities over the market value of our adjusted total assets (calculated in accordance with the Alpha Bank Facilities) was 37%. If we or the borrowing subsidiaries do not satisfy the 75% requirement or if we or a subsidiary(s) breach a covenant in our loan agreements or any financing agreement we may enter into in the future, such subsidiary may be restricted from paying dividends. If we are unable to obtain funds from our subsidiaries, we will not be able to fund our liquidity needs or pay dividends in the future unless we obtain funds from other sources, which we may not be able to do.

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

On June 16, 2021, Nasdaq notified us of our noncompliance with the minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq’s listing rules. Following this deficiency notice, the Company was not in compliance with the minimum bid price for the second half of 2021. In mid- December 2021, NASDAQ granted us an additional 180-day extension until June 13, 2022 to regain compliance. Following the Company’s Annual Shareholder Meeting of May 11, 2022, the board of directors of the Company approved the implementation of a reverse-split of our Common Shares at the ratio of one share for four existing Common Shares, effective May 13, 2022 (the “Reverse Stock Split”). After the Reverse Stock Split, we had 10,613,424 Common Shares (the “Common Shares”) outstanding and trading continued on the Nasdaq Capital Markets under its existing symbol, “PXS”. The Reverse Stock Split was undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of the Common Shares on the Nasdaq Capital Markets. Furthermore, following the Reverse Stock Split, (a) the Conversion Price, as defined in the Certification of Designation of the Company’s 7.75% Series A Cumulative Convertible Preferred Shares (NASDAQ Cap Mkts: PXSAP), was adjusted from $1.40 to $5.60 and (b) the Exercise Price, as defined in the Company’s Warrants to purchase Common Shares (NASDAQ Cap Mkts: PXSAW), was adjusted from $1.40 to $5.60. All the share and per share information for all periods presented herein has been adjusted to reflect the one for four Reverse Stock Split. There is no guarantee that the post-split share price will be sufficient to continue to meet such standards.

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

During our 2022 taxable year, we and our ship owning subsidiaries are organized under the laws of the Republic of the Marshall Islands and the laws of the Republic of Malta. The Republic of the Marshall Islands is a country that has in place with the United States of America both an Order affording relief from double taxation in relation to the taxation of income derived from the international operation of ships and aircraft which entered into force on the 11th March 1997 in respect of income derived on or after the 1st January 1997; as well as a Convention for the avoidance of double taxation and prevention of fiscal evasion with respect to taxes on income which entered into force on the 23rd November 2010.

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

Based on our current and projected operations, we do not believe that we (or any of our subsidiaries) were a PFIC in our 2022 taxable year, and we do not expect to become (or any of our subsidiaries to become) a PFIC with respect to the 2023 or any later taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute “passive assets.” There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are (or were in a prior taxable year) a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.

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

As of March 31, 2023, we own the vessels in our current fleet through four separate wholly-owned subsidiaries that are incorporated in the Marshall Islands. We acquired certain vessel-owning subsidiaries from affiliates of our founder and Chief Executive Officer in connection with our merger with LookSmart in October 2015, three of which are part of our current fleet. Pursuant to the foregoing, LookSmart merged with and into Maritime Technologies Corp. and we commenced trading on the NASDAQ Capital Market under the symbol “PXS”. As part of the merger transactions, LookSmart transferred all of its then existing business, assets and liabilities to its wholly-owned subsidiary, which was spun off to the LookSmart stockholders.

We periodically assess the value of our fleet from an operational and financial standpoint as well as potential strategic opportunities, such as vessel acquisitions or dispositions and equity and debt capital raises.

Recent and Other Developments

Sale of Vessel: On March 9, 2023 we announced that it has agreed to sell the vessel “Pyxis Malou”, a 2009 built 50,667 dwt. MR product tanker, for a sale price of $24.8 million in cash to an unaffiliated buyer located in the United Kingdom. Completion of the vessel sale occurred on March 23, 2023. After the repayment of the outstanding indebtedness secured by this vessel and the payment of various transaction costs, the Company received cash proceeds of approximately $18.9 million, which could be used for general corporate purposes, including additional debt repayment. We expect to recognize a gain from asset disposition of approximately $8.0 million or approximately $0.75 per outstanding common share (basic) for the three month period ending March 31, 2023. In addition, we agreed to prepay $0.75 million of the “Pyxis Lamda” loan principal to reduce the outstanding loan balance from $19.44 million to $18.69 million.

Loan refinance: On March 13,2023, the Company completed the refinancing of the debt associated with the “Pyxis Karteria”, our 2013 built vessel, which secures a $15.5 million loan from a new lender, Piraeus Bank, S.A., that matures in five years. The loan principal is repayable over five years with quarterly amortization. The loan is priced at SOFR plus 2.7% with standard terms and conditions. The net proceeds, after payment of closing fees and expenses, was used to repay bank debt secured by the vessel and the remaining $3.0 million that was outstanding under the Promissory Note due Maritime Investors Corp., an affiliate of Mr. Valentis. In February, 2023, the Company had repaid $3.0 million of the Promissory Note and as of the date of this report no amounts remain outstanding under the Promissory Note.

Dividend Payments: On January 20, 2023, February 21, 2023 and March 20, 2023, we paid cash dividends of $0.1615 per Series A Convertible Preferred Share for each month.

Uncertainties caused by the Russian-Ukrainian War:

The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the U. S., United Kingdom, and the EU, among other countries, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the U.S. or the U.K, and the EU’s recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively. The Company cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. Currently, the Company’s charter contracts, or our operations, have not been negatively affected by the events in Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. The Company cannot predict what effect the higher price of oil and petroleum products will have on demand, and it is possible that the current conflict in Ukraine could adversely affect the Company’s financial condition, results of operations, and future performance. See “Item 3.Key Information – D. Risk Factors – Political instability, terrorist or other attacks, war, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business”.

B. Business Overview

Overview

We are an international maritime transportation company focused on the product tanker sector. As of March 31, 2023, our fleet is comprised of four double hull product tankers, which are employed under a mix of spot and medium-term time charters. As of March 31, 2023, our MR fleet had an average age of 8.4 years (excluding the “Pyxis Malou” sold on March 23, 2023) compared to an industry average of approximately 12 years, with a total cargo carrying capacity of 198,882 dwt. We acquired two of these vessels in 2015 and one tanker in December 2021 from affiliates of our founder and Chief Executive Officer, Mr. Eddie Valentis. One tanker was acquired from an un-affiliated third party in July, 2021. All of the vessels in the fleet are eco-efficient designed MR tankers, except for the “Pyxis Malou” which has eco-modified design and was sold to a third-party on March 23, 2023. Each of the vessels in the fleet has IMO certifications and is capable of transporting refined petroleum products, such as naphtha, gasoline, jet fuel, kerosene, diesel and fuel oil, as well as other liquid bulk items, such as vegetable oils and organic chemicals.

Our principal objective is to own and operate our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the product tanker sector to maximize our revenues. We intend to expand the fleet through selective acquisitions of modern product tankers, primarily MRs, and to employ our vessels through time charters to creditworthy customers and on the spot market. We intend to continually evaluate the markets in which we operate and, based upon our view of market conditions, adjust our mix of vessel employment by counterparty and stagger our charter expirations. In addition, we may choose to opportunistically direct asset sales or acquisitions when conditions are appropriate. In January and March, 2022, our two small tankers, “Northsea Alpha” and Northsea Beta, respectively, were sold to a third party. On March 23, 2023, the MR “Pyxis Malou” was sold to a third party.

The Fleet

The following table provides summary information concerning our fleet as of March 31, 2023:

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter (1) Rate (per day)	Anticipated Earliest Redelivery Date

Pyxis Lamda (2)	SPP / S. Korea	MR	50,145	2017	Time	$40,000	Apr 2023
Pyxis Epsilon (3)	SPP* / S. Korea	MR	50,295	2015	Time	30,000	Sep 2023
Pyxis Theta (4)	SPP / S. Korea	MR	51,795	2013	Time	18,500	Jun 2023
Pyxis Karteria (5)	Hyundai** / S. Korea	MR	46,652	2013	Time	DD	May 2023
			198,887

1)	These are gross charter rates in U.S. $ and do not reflect any commissions payable.
2)	“Pyxis Lamda” is fixed on a time charter for six months, +/- 15 days at $40,000 per day.
3)	“Pyxis Epsilon” is fixed on a time charter for 12 months, +/- 30 days at $30,000 per day.
4)	“Pyxis Theta” is fixed on a time charter for min 120 days and max 180 days. 31-60 days at $18,500 per day, 61-120 days at $22,500 and 121-180 days at $26,000 per day.
5)	“Pyxis Karteria” is currently on scheduled Dry-Docking. Upon completion, the charterer has declared the option of additional charter of min 45 max 90 days at $30,000.

*SPP is SPP Shipbuilding Co., Ltd.

** Hyundai is Hyundai Heavy Industries

Our Charters

We generate revenues by charging customers a fee, typically called charter hire, for the use of our vessels. Customers utilize the vessels to transport their refined petroleum products and other liquid bulk items and have historically entered into the following types of contractual arrangements with us or our affiliates:

●	Time charters: A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate. The customer, also called a charterer, is responsible for substantially all of the vessel’s voyage expenses, which are costs related to a particular voyage including the cost for bunkers and any port fees, cargo loading and unloading expenses, canal tolls and agency fees. In addition, a time charter may include a profit share component, which would enable us to participate in increased profits in the event rates increase above the specified daily rate.

●	Spot charters: A spot charter is a contract to carry a specific cargo for a single voyage. Spot charters for voyages involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot voyage charter, the vessel owner is responsible for the payment of all expenses including voyage expenses, such as port, canal and bunker costs.

The table below sets forth the basic distinctions between these types of charters:

	Time Charter	Spot Charters
Typical contract length	Typically three months - five years or more	Indefinite but typically less than three months
Basis on which charter rate is paid	Per day	Per ton, typically
Voyage expenses	Charterer pays	We pay
Vessel operating costs (1)	We pay	We pay
Off-hire (2)	We pay	We pay

(1)	We are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and the commercial and technical management fees payable to our ship managers. The largest components of our vessel operating costs are generally crews and repairs and maintenance.

(2)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or dry-docking.

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

In the future, we may also place one or more of our vessels in pooling arrangements or on bareboat charters:

●	Pooling Arrangements. In pooling arrangements, vessels are managed by a single pool manager who markets a number of vessels as a single, cohesive fleet and collects, or pools, their net earnings prior to distributing them to the individual owners, typically under a pre-arranged weighting system that recognizes a vessel’s earnings capacity based on various factors. The vessel owner also generally pays commissions on pooling arrangements generally ranging from 1.25% to 5.0% of the earnings.

●	Bareboat Charters. A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer generally provides for all of the vessel’s operating expenses in addition to the voyage costs and assumes all risk of operation. A bareboat charterer will generally be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel, including dry-dockings and insurance.

Our Competitive Strengths

We believe that we possess a number of competitive strengths relative to other product tanker companies, including:

●	High Quality Fleet of Modern Tankers. As of March 31, 2023, our fleet had an average age of 8.4 years (excluding the “Pyxis Malou” sold on March 23, 2023), compared to an industry average of approximately 12 years. Our fleet of vessels consists of MR tankers that were built in Korean shipyards. We believe these MR tankers provide our customers with high quality and reliable transportation of cargos at competitive operating costs and operational flexibility. Owning a modern fleet reduces off-hire time, repairs and maintenance costs, including dry-docking expenses, and improves safety and environmental performance. Also, lenders are attracted to modern, well- maintained vessels, which can result in more reasonable terms for secured loans.

●	Established Relationships with Charterers. We have developed long-standing relationships with a number of leading tanker charterers, including major integrated and national oil companies, refiners, international trading firms and large vessel operators, which we believe will benefit us in the future as we continue to grow our business. Our customers have included, among others, Trafigura, BP, Equinor, Total, Vitol, Shell, PMI (a subsidiary of Pemex), ST Shipping (an affiliate of Glencore), Clearlake (a subsidiary of Gunvor), Petrobras, Valero, NIDAS and their respective subsidiaries. We strive to meet high standards of operating performance, achieve cost-efficient operations, reliability and safety in all of our operations and maintain long-term relationships with our customers. In concert with our technical manager, we constantly monitor and report the environmental impact of our vessels to address increasing industry-wide emissions concerns. We believe that our charterers value our fleet of modern, quality tankers as well as our management team’s industry experience. These attributes should allow us to continue to charter our vessels and expand our fleet.

●	Competitive Cost Structure. Even though we currently operate a relatively small number of vessels, we believe we are relatively cost competitive as compared to other companies in our industry. This is a result of our fleet profile, our experienced technical and commercial managers as well as the hands-on approach and substantial equity ownership of our management team. Moreover, a constant focus on operational improvements is a key component of our corporate culture. Our technical manager, ITM, manages approximately 54 tankers, including our vessels. Our technical and commercial management fees aggregate to $774 per day per vessel, which is competitive within our industry. Our collaborative approach between our management team and our external managers creates a platform that we believe is able to deliver excellent operational results at competitive costs and positions us for further growth. Total daily operational cost is a non-U.S. GAAP measure.

●	Well-Positioned to Capitalize on Improving Rates. We believe our current fleet is positioned to capitalize when spot and time charter rates improve. As of March 31, 2023, we had three tankers contracted under time charter and one in scheduled dry-docking after which she will enter into a short-term time charter. As of March 31, 2023, 29% of our fleet’s remaining available days in 2023 were contracted, exclusive of charterers’ options. For any additional tankers we may acquire, we expect to continue to employ our mixed chartering strategy.

●	Experienced Management Team. Our four senior officers, led by our Chairman and Chief Executive Officer, Mr. Eddie Valentis, have combined over 100 years of industry experience in shipping, including vessel ownership, acquisitions, divestitures, newbuildings, dry-dockings and vessel modifications, on-board operations, chartering, technical supervision, corporate management, legal/regulatory, accounting and finance.

Our Business Strategy

Our principal objective is to own, operate and grow our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the tanker sector. Our strategy to achieve this objective includes the following:

●	Maintain High Quality Fleet of Modern Tankers. We intend to maintain a high quality fleet that meets rigorous industry standards and our charterers’ requirements and that has an average age of 10 years or less. We consider our fleet to be high quality based on the specifications to which our vessels were built and the reputation of each of the shipyards that built the vessels. We believe that our customers prefer the better reliability, fewer off-hire days and greater operating efficiency of modern, high quality vessels. Our MR tankers are all eco-efficient designed vessels which offer the benefits of lower bunker consumption and reduced emissions. In addition, we are able to cost-effectively operate older standard MRs based on our prior experience. We also intend to maintain the quality of our fleet through ITM’s comprehensive planned maintenance and preventive maintenance programs.

●	Grow the Fleet Opportunistically. We plan to take advantage of what we believe to be attractive asset values in the product tanker sector to selectively expand our fleet through acquisitions. We believe that demand for tankers will expand as trade routes for liquid cargoes continue to evolve to developed markets, such as those in the U.S. and Europe, and as changes in refinery production patterns in developing countries such as China and India, as well as in the Middle East, contribute to increases in the transportation of refined petroleum products. We believe that a diversified tanker fleet will enable us to serve our customers across the major tanker trade routes and to continue to develop a global presence. We have strong relationships with reputable owners, charterers, banks and shipyards, which we believe will assist us in identifying attractive vessel acquisition opportunities. We intend to focus primarily on the acquisition of IMO II and III class eco- MR tankers of 10 years of age or less, which have been built in Tier 1 Asian shipyards and have modern bunker efficient designs given demands for lower bunker consumption and concerns about environmental emissions. We will also consider acquisitions of newbuild vessels (also called re-sales), which typically have lower operating costs and emissions, and of fleets of existing vessels when such acquisitions are accretive to stockholders or provide other strategic or operating advantages to us.

●	Optimize the Operating Efficiency of our Fleet. We evaluate each of our existing and future vessels regarding their operating efficiency, and if we believe it will advance the operation of our fleet and benefit our business, we may make vessel modifications to improve fuel consumption and meet stricter environmental standards. We will consider making such modifications when the vessels complete their charter contracts or undergo scheduled dry-docking, including installation of required of ballast water treatment systems, or with new acquisitions, at the time we acquire them. Among the modifications that we monitor and may make in the future to our vessels include: fitting devices that reduce main engine bunker consumption without reducing available power and speed; fitting devices that improve bunker combustion and therefore bunker consumption for auxiliary equipment; efficient electrical power generation and usage; minimizing hull and propeller frictional losses; systems that allow for optimized routing; and systems that allow for improved maintenance, performance monitoring and management. We refer to vessels that have one or more of these modifications as “eco-modified.” We have evaluated and successfully installed in vessels a variety of technologies and equipment that have resulted in operating efficiencies and lower emissions. For example, we completed modifications on “Pyxis Malou” during its first special survey that we believe has resulted in our attaining an attractive return on such capital investment in the first year of operation. In 2020, we installed a BWTS during the first special survey of the “Pyxis Epsilon” in order to meet new environmental regulations. We will continue to build on our experience with these and other modifications and seek methods to efficiently improve the operational performance of our vessels while keeping costs competitive and meet full regulatory compliance and increasing environmental standards.

●	Utilize Portfolio Approach for Commercial Employment. We expect to employ the vessels in our fleet under a mix of spot and time charters (with and without profit share), bareboat charters and pooling arrangements. We expect to diversify our charters by customer and staggered duration. In addition, any long-term time charters we enter into with a profit sharing component will offer us some protection when charter rates decrease, while allowing us to share in increased profits in the event rates increase. We believe that this portfolio approach to vessel employment is an integral part of risk management which will provide us a base of stable cash flows while providing us the optionality to take advantage of rising charter rates and market volatility in the spot market.

●	Preserve Strong Safety Record & Commitment to Customer Service and Support. Maritime and ITM have strong histories of complying with rigorous health, safety and environmental protection standards and have excellent vessel safety records. We expect to continue to meet charterers’ (and lenders’) reporting requirements of vessel emissions. We intend to maintain these high standards in order to provide our customers with a high level of safety, customer service and support.

●	Maintain Financial Flexibility. We intend to maintain financial flexibility to expand our fleet by targeting a balanced capital structure of debt and equity. As part of our risk management policies, depending on the chartering environment, we intend to enter into time charters for most of the vessels we acquire, which provide us predictable cash flows for the duration of the charter and attract lower-cost debt financing at more favorable terms. We believe this will allow us to build upon our strong commercial lending relationships and optimize our ability to access the public capital markets to respond opportunistically to changes in our industry and financial market conditions.

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

The Ship-Management Fees and the Administration Fees are subject to annual adjustments to take into account inflation in Greece or such other country where Maritime was headquartered during the preceding year. In 2020 there was nominal deflation in Greece, so there was no scheduled increase in these fees for 2021. In 2022, the Ship-Management Fees and the Administration Fees were increased by 1.23% in line with the average inflation rate in Greece in 2021 and were approximately $336 per day per ship and $1.7 million annually, respectively. For 2023, and effective January 1, the Ship-Management Fees and the Administration Fees were increased by 9.65% in line with the average inflation rate in Greece in 2022 and were approximately $368 per day per ship and $1.8 million annually, respectively. We believe these amounts payable to Maritime are very competitive to many of our U.S. publicly listed tanker competitors, especially given our relative size. We anticipate that once our fleet reaches 15 tankers, the fee that we pay to Maritime for its ship management services for vessels in operation will recognize a volume discount in an amount to be determined by the parties at that time.

The Head Management Agreement was automatically renewed on March 23, 2020 for a five-year period and may be terminated by either party on 90 days’ notice prior to March 23, 2025.

For more information on our Head Management Agreement and our ship management agreements with Maritime, please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

Ship Management Agreements with ITM. We outsource the day-to-day technical management of our vessels to an unaffiliated third party, ITM, which has been certified for ISO 9001:2008 and ISO 14001:2004. Each vessel-owning subsidiary that owns a vessel in our fleet under a time or spot charter also typically enters into a separate ship management agreement with ITM. ITM is responsible for all technical management, including crewing, maintenance, repair, dry-dockings and maintaining required vetting approvals. In performing its services, ITM is responsible for operating a management system that complies, and ITM ensures that each vessel and its crew comply, with all applicable health, safety and environmental laws and regulations. In addition to reimbursement of actual vessel related operating costs, we also pay an annual fee to ITM which in 2022 was $160,000 per vessel (equivalent to approximately $438 per day). This fee is reduced to the extent any vessel ITM manages is not fully operational for a time, which is also referred to as any period of “lay-up.”

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

The following table sets forth information regarding the insurance coverage on our fleet of four vessels as of March 31, 2023.

Type	Aggregate Sum Insured For All Vessels in our Existing Fleet
Hull and Machinery	$152.0 million
War Risk	$152.0 million
Protection and Indemnity (“P&I”)	Pollution liability claims: limited to $1.0 billion per vessel per incident

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

Competition

We operate in international markets that are highly competitive. As a general matter, competition is based primarily on the supply and demand of commodities and the number of vessels operating at any given time. We compete for charters, in particular, on the basis of price and vessel location, size, age and condition, as well as the acceptability of the vessel’s operator to the charterer and on our reputation. We will arrange charters for our vessels typically through the use of brokers, who negotiate the terms of the charters based on market conditions. Competition arises primarily from other product tanker owners, including major oil companies as well as independent tanker companies, some of which have substantially greater financial and other resources than we do. Although we believe that no single competitor has a dominant position in the markets in which we compete, the trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which will likely result in greater competition to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Ownership of product tankers is highly fragmented and is divided among publicly listed companies, state-controlled owners and independent shipowners, some of which also have other types of tankers or vessels that carry diverse cargoes. Several of our U.S. publicly listed competitors include Scorpio Tankers Inc., Ardmore Shipping Corporation, and International Seaways, Inc.

Customers

We market our vessels and related services to a broad range of customers, including international commodity trading companies and oil, gas, and large shipping companies.

Our significant customers that accounted for more than 10% of our revenues in 2021 and 2022 were as follows:

Charterer	Year ended December 31,
	2021	2022
PMI	—	41%
Trafigura Maritime Logistics Pte. Ltd.	27%	—
Clearlake Shipping Pte. Ltd.	17%	27%
Greenergy Fuels LTD	12%	—
Total	56%	68%

In addition to these companies, we and our ship manager, Maritime, also have historical and growing chartering relationships with major integrated oil and international trading companies, including BP, Shell, Equinor, Total, Vitol, ST Shipping (an affiliate of Glencore), Valero and their respective subsidiaries.

As of December 31, 2022, we had $9.0 million trade receivable outstanding related to our customers that accounted more than 10% of our revenues during 2022, of which $6.0 million has been subsequently collected as of March 31, 2023. We do not believe that we are dependent on any one of our key customers. In the event of a default of a charter by any of our key customers, we could seek to re-employ the vessel in the spot or time charter markets, although the rate could be lower than the charter rate agreed with the defaulting charterer.

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

Environmental

We are primarily engaged in the global transportation of refined petroleum products. We recognize that greenhouse gas (“GHG”) emissions, which are largely caused by consumption of fossil fuels, contribute to the warming of the climate. The shipping industry, which is heavily dependent on the burning of such fuels, faces the dual challenge of reducing its carbon footprint by transitioning to the use of low-carbon fuels while meeting demands throughout the global energy value chain. Our environmental initiates are:

●	Executing on a fleet renewal program to purchase modern, more technologically advanced tankers that have enhanced the energy efficiency of our fleet, reduced fuel consumption and lower GHG emissions on a ton-mile basis as well as to sell older, less efficient, less environmentally -friendly vessels;
●	Through our operations department, and with the assistance of our external manager, ITM, using vessel performance optimization software to monitor vessel operating performance and fuel consumption;
●	At dry-dockings, selectively applying high specification hull coatings and, if design permit, installing various energy saving devices (“ESD”), such as, mews ducts, to improve vessel performance and reduce fuel consumption;
●	Retrofitting the installation of BWTS on our vessels to comply with all applicable environmental regulations;
●	Reducing sulphur emissions by following strategies to comply with the IMO fuel regulations which went into effect in January 2020;
●	Collecting and analyzing data from our vessels with the objective of reducing fuel consumption and CO2 emissions and provide relevant data to our customers and lenders, if requested;
●	Complying with the EU’s requirements relating to any inventories of hazardous materials on board our vessels;

●	Conducting internal audits of our vessels with a goal of identifying areas of potential improvement on the daily maintenance and operation of our vessels in order to improve the quality of the services our vessels provide and to mitigate operational risks;
●	Installing Engine Power Limitation (“EPL”) systems to increase the level of energy efficiency by optimizing maintenance of the ship’s engine power level;
●	Implementing an IMO 2023 compliance plan for vessels within our fleet in which we have installed ESDs and applied high performance paint systems, among other initiatives;
●	Committing to practice environmentally and socially responsible ship recycling and to report any hazardous materials contained in a vessel’s structure and equipment as a signatory to the Maltese Ship Recycling Registration; and
●	Maintaining operational excellence within our fleet to ensure continued compliance with all relevant regulatory environmental standards.

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

International Product Tanker Shipping Industry

All the information and data contained in this section, including the analysis of relating to the international product tanker shipping industry, has been provided by Drewry Maritime Advisors (‘Drewry’). Drewry has advised us that the statistical and graphical information contained in this section is drawn from its database and other sources. In connection therewith, Drewry has advised that: (i) certain information in its database is derived from estimates or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in its database, and (iii) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believe it to be accurate and correct, data compilation is subject to limited audit and validation procedures. We believe that all third-party data provided in this section, ‘The International Product Tanker Shipping Industry’, is reliable.

The refined petroleum products (‘Products’) tanker shipping industry has undergone some fundamental changes since 2003. From 2003 to 2008, seaborne trade in Products was spurred on by rising global oil demand and by changes in the location of refinery capacity. While in recent years, the development of shale oil reserves in the U.S. has helped to underpin the continued expansion in seaborne Products trades, with the U.S. becoming the world’s largest exporter of Products.

Overall, seaborne trade in Products grew by a compound annual growth rate (CAGR) of 1.3% between 2013 and 2022, rising from 904 million tons to 1,015 million tons. The outbreak of COVID-19 severely affected the demand for crude oil and refined petroleum products in 2020 as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. Demand for crude oil and refined products recovered in 2021, driven by robust economic growth, rising vaccination rates, and higher mobility levels. Global economic recovery coupled with the energy crisis, which started in October 2021, further boosted oil demand in 2022.

The Russia-Ukraine conflict, which started in February 2022, has changed trade patterns for crude oil and products, with trades shifting from Russia-Europe to Asia-Europe, Middle East-Europe and US Gulf-Europe. This has led to increased ton-mile demand. Seaborne trade increased in 2022, mainly driven by a change in trade patterns following the geopolitical crisis and recovery in global economy. The full impact of the change in trade patterns may be felt in 2023, with further increases in volumes expected across crude oil, oil products, and chemicals. China’s increased oil demand, refinery runs, and high naphtha and jet fuel trade will strengthen seaborne trade in 2023. However, weakening global economic outlook and uncertainty over the recovery in China’s economy still pose risks to tonnage demand growth.

Increasing environmental regulations are affecting the entire industry. Energy Efficiency Existing Ship Index (‘EEXI’) and Carbon Intensity Indicator (‘CII’) are expected to squeeze tonnage availability, primarily impacting older less efficient/economical vessels. India’s announcement in January 2023 to ban cargo ships older than 25 years should increase demand for younger tonnage to a limited degree.

The Products Market

Future growth in seaborne product trades depends on several factors, not least of which will be prevailing trends in the global economy and in oil demand. However, seaborne trade will continue to be supported by the emergence of the U.S. as a major exporter of Products and the growth in refining capacity in countries such as China, India and the Middle East, which are heavily focused on servicing export markets.

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2010 and 2019, refinery throughput in the OECD Americas and OECD Asia Oceania moved up 6.5% and 1.5% to 19.1 mbpd and 6.8 mbpd, respectively, whereas refining throughput in OECD Europe declined 0.5% to 12.2 mbpd. Cumulatively, this resulted in OECD’s refining throughput of 38.1 mbpd in 2019, totaling 46.6% of global refinery throughput. However, in 2020 refinery throughput of all OCED regions declined in double digits, with the OECD refinery throughput falling 13.4% to 33.1 mbpd and accounting for 44.5% of the global refinery throughput. The demand destruction due to the pandemic led to a decline in refining activity in almost every region except China. After a record drop in 2020, global refinery runs gathered steam in 2021 with improvement in oil demand, but high prices led to drawdowns in inventory of refined products, limiting the gains in refinery runs to some extent. In 2022, refinery throughput continued to increase globally, mainly driven by robust demand.

Nearly 0.76 mbpd of new refining capacity in the Middle East, 0.42 mbpd in Asia and 0.10 mbpd in China are scheduled to come online in 2023 with nearly 0.12 mbpd of existing refinery capacity in OECD Asia Oceania expected to be phased out during the same year. As a result of these developments, countries such as India and Saudi Arabia have consolidated their positions as major exporters of products. The shift in refinery capacity is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East. From 2023 to 2027, the anticipated additions to refinery capacity on a regional basis is 4.1 mbpd, or 4.1% of the global refinery capacity at the end of 2022.

The Product Tanker Fleet

As of February 28, 2023, the global product tanker fleet comprised 3,186 vessels with a combined capacity of 173.4 million dwt, including 1,704 MR2 vessels with 82.3 million dwt. Future supply will be affected by the size of the newbuilding orderbook. As of February 28, 2023, there were 167 product and product/chemical tankers on order, equivalent to 5.2% of the existing fleet by units and 6.3% by dwt. The MR2 orderbook was equivalent to 5.8% of the existing MR2 fleet by units and 6.0% by dwt. The existing orderbook-to-fleet ratio for product tankers is substantially lower than ~25% in 2009 and ~15% in 2016. A total of 87 vessels (including 58 MR2) were ordered in 2022, of which 17 vessels (including 13 MR2) will be scrubber-fitted ships. Twelve MR2 were ordered in the first two months of 2023.

Based on the existing orderbook and scheduled deliveries as of February 28, 2023, nearly 4.0 million dwt is expected to be delivered in the next 10 months, 3.4 million dwt in 2024 and 3.6 million dwt in 2025 and beyond. Around 31 newbuild MR2 vessels with an aggregate capacity of 1.5 million dwt are expected to join the global product tanker fleet in the next 10 months. However, in recent years, the orderbook has been affected by the non-delivery of vessels (sometimes referred to as ‘slippage’), which has been as high as 35% of the scheduled deliveries in certain years. Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while others were due to vessel cancellations. Slippage is likely to remain an issue and it will have a moderating effect on product tanker fleet growth over the next two years. The spread of COVID-19 resulted in substantially higher slippage of MR2 vessels in 2020 at 12% (based on the number of vessels) compared with 10.8% in 2019. Slippage increased to 14.1% in 2021 for MR2 vessels as shipowners postponed delivery due to the softened product tanker charter market. Slippage moved up to 15% in 2022. For 2017-22, the average annual slippage rate was 15% for MR2 tankers.

Tanker supply is also affected by vessel scrapping or demolition and the removal of vessels through loss and conversion. As a product tanker ages, vessel owners often conclude that it is more economical to scrap the vessel that has exhausted its useful life than to upgrade it to maintain its ‘in-class’ status. Often, particularly when tankers reach 25 years of age (less in the case of larger vessels), the costs of conducting the class survey, performing required repairs and upgrades for environmental compliance become inefficient and potentially uneconomical. A spike in vessel earnings in spring 2020 compared to 2019 led to a decline in demolitions and 21 product tankers with an aggregate capacity of 876 thousand dwt were sent to the scrapyards. Demolition surged in 2021 with relatively weak crude and product tanker earnings, with 70 product tankers aggregating 3.4 million dwt sold to scrapyards (33 MR2 tankers totaling 1.5 million dwt). High charter rates in 2022 curbed demolitions with 16 tankers aggregating 1.0 million dwt demolished (including 9 MR tankers aggregating 0.4 million dwt). As of February 28, 2023, one product tanker was scrapped in 2023. The average age of the global product and product/chemical fleet was 13.1 years as of February 28, 2023.

The age profile data indicates that the more sophisticated product/chemical fleet is generally younger than its straight product tanker counterpart. The average age of MR2 product tankers is 14.2 years, whereas the average age of MR2 product/chemical tankers is 9.7 years. As on February 28, 2023 the average age of global MR2 fleet was 11.9 years. Nearly 10.4% (9.8% capacity) of product tankers (178 vessels) in the global MR2 fleet are over 20 years of age.

In 2020, the tanker market underwent unprecedented turbulence due to the outbreak of COVID-19. The sudden demand destruction due to lockdown measures and limited availability of onshore storage led to a surge in demand for tankers for the floating storage of crude oil and refined products. However, reduced crude oil production and refinery runs since May 2020 and gradual recovery in demand led to a continuous decline in vessel earnings in the latter half of the year as several vessels locked in for floating storage rejoined the trading fleet. In 2021, freight rates declined further on account of inventory destocking and more vessels joining the supply from floating storage. Freight rates surged in 2022 as the short-haul trade between Europe and Russia was replaced by the long-haul trade between Europe and the Middle East/US following the Russia-Ukraine crisis.

The second-hand sale and purchase market has traditionally been relatively liquid, with tankers changing hands among owners on a regular basis. Asset prices peaked over the summer of 2008 and have followed a similar path to freight rates and newbuilding prices. An increase in newbuild prices in 2021, despite weak vessel earnings was fueled by the increased bargaining power of shipyards that have emerged as price setters with yards flushed with excess ordering, albeit from other shipping sectors, and are hence hard pressed for time for any new orders. The uptrend in newbuild tanker prices and higher demolition prices pushed up second-hand vessel prices. An upswing in vessel values in 2H22 results from muted fleet expansion and higher freight rates. Newbuilding prices increased due to the higher cost of raw materials and limited shipyard slots. In February 2023, a five-year-old MR2 product tanker was estimated to have a value of about US$40.0 million.

Meanwhile, a shift in trade patterns because of the EU sanctions and G7 price cap on Russia’s refined products will continue to boost ton-mile demand. Europe is likely to replace short-haul Russian refined products with supply from the Middle East and South Asia. The demand for Russia’s refined products is likely to decline because of the recent price cap, which might force the country to lower refinery runs.

Changing Product Trades - Longer Haul Voyages

North Europe - North America
Gasoline
Russia - Latin America
Naphtha
South Korea - Japan
Gas oil
Gasoline
Middle East - Europe
Gas oil
Jet Fuel
North America - Europe
Diesel
Middle East - Far East
Naphtha
US - West Africa
Gas oil
Jet Fuel
US - South America
Gas oil
Jet Fuel
South East Asia - Europe
Veg oils
Intra Asia
Gas oil
China - Australia
Gas oil
Jet Fuel
India - US
Jet Fuel
South America - Asia
Veg oils
MR2
MR2/LR1
LR1/LR2

Source: Drewry

Traditionally, fossil fuel-based energy sources such as oil, natural gas and coal have propelled the global economy, but their share was declining over the past few years from 86.9% in 2011 to 82.3%% in 2021, with the share of oil declining from about 33% in 2011 to 31% in 2021. However, the energy transition from fossil fuel-based energy to renewable sources of energy is underway, which has received a boost from the accelerated sales of electric vehicles (‘EVs’), with their share in total sales increasing to 10% in 2021 from a meagre 2.5% in 2019. As the cost of EVs becomes competitive against internal combustion engine vehicles, and charging infrastructure is developed across the world, sales of EVs are expected to gain momentum, reducing the demand for gasoline and diesel in the long run. Increasing focus on decarbonization will impact global oil demand, but the demand for naphtha and jet fuel is likely to remain robust and will be a key driver of global trade in crude and refined petroleum products.

Ballast Water Management Convention

All deep-sea vessels engaged in international trade are required to have a ballast water treatment system (BWTS) before September 8, 2024. BWTS-related expenditure has become another factor impacting the decision to scrap older vessels after Ballast Water Management Convention came into force in 2019.

IMO 2020 Regulation on Low Sulfur Fuel

The second regulation that came into force on January 1, 2020, and impacted vessel supply, particularly in 2020, is the drive to introduce low sulfur fuels. For many years, heavy fuel oil (‘HFO’) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view.

The IMO has been devising strategies to reduce greenhouse gases (‘GHG’) and carbon emissions from ships. According to the announcement in 2018, the IMO plans to initiate measures to reduce CO2 emissions intensity by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels.

In June 2021, the IMO adopted amendments to the International Convention for the Prevention of Pollution from ships that will require vessels to reduce their greenhouse gas emissions. These amendments are a combination of technical and operational measures and came into force on November 1, 2022, with the requirements for EEXI and CII certification, effective January 1, 2023.

The impact of EEXI and CII regulations is still unclear at this stage. These regulations are likely to squeeze tonnage availability, especially for older vessels, as shipowners may have to modify engines and slow steam to comply. In addition, these regulations may also lead to increased scrapping and fleet renewal. Environmental regulations continue to evolve on an international and by country basis.

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

International Maritime Organization

The IMO has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78, the International Convention for the SOLAS Convention, and the LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or “PCBs”) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held in June 2021 and have entered into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a nonbinding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future regulations is hard to predict at this time. The impact of such regulations is hard to predict at this time.

In June 2022, SOLAS also set out new amendments that will take effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. Guidance will be developed at MEPC 80 (in July 2023) to set out appropriate actions and uniform procedures to ensure compliance with the BWM Convention.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2022, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. Subsequently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition, which was subject to public comment until February 7, 2022. On February 24, 2022, the EPA announced ten roundtables to facilitate discussion on the implementation of WOTUS, which met in Spring and Summer of 2022. On January 24, 2022, the U.S. Supreme Court granted certiorari for Sackett v. EPA, for which oral arguments were held in October 2022. Any decision will address the scope of WOTUS and may impact the rulemaking.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“UE ETS”). On July 14, 2021, the European Parliament formally proposed its plan, which will require shipowners to buy permits to cover these emissions. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of GHG emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce GHG emissions from ships. The initial strategy identifies “levels of ambition” to reducing GHG emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in July 2023), with a view to adoption.

The EU made a unilateral commitment to reduce overall GHG emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of GHG emissions from the maritime sector in the European Union’s carbon market, EU ETS, are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit GHG emissions from certain mobile sources, and proposed regulations to limit GHG emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut GHG emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA issued a supplemental proposed rule in November 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule in 2023. If these new regulations are finalized, they could affect our operations.

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

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10.0 million up to, currently, approximately US$ 8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of shares of our common stock.

C. Organizational Structure

We were incorporated under the laws of the Republic of the Marshall Islands on March 23, 2015. As of March 31, 2023, we own the vessels in our fleet through four separate wholly-owned subsidiaries that are incorporated in the Republic of Marshall Islands.

The following is a list of our subsidiaries:

Name of Company	Country of Incorporation	Principal Activities	Ownership
SECONDONE CORPORATION LTD*	Marshall Islands	Non-operating subsidiary	100%
THIRDONE CORPORATION LTD.*	Marshall Islands	Non-operating subsidiary	100%
FOURTHONE CORPORATION LTD.*	Malta	Non-operating subsidiary	100%
SIXTHONE CORP. *	Marshall Islands	Non-operating subsidiary	100%
SEVENTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
EIGHTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
TENTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
ELEVENTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
MARITIME TECHNOLOGIES CORP.	Delaware	Non-operating subsidiary	100%

* “Pyxis Delta”, “Northsea Alpha”, “Northsea Beta” and “Pyxis Malou” were sold to unaffiliated third parties on January 13, 2020, January 28, 2022, March 1, 2022 and March 23, 2023, respectively.

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

During the year ended December 31, 2021, the COVID-19 pandemic mainly contributed to lower charter activity which affected the entire industry and resulted in lower profitability and greater losses, higher crewing costs due to increased precautionary measures and more expensive dry-dockings. We do not expect significant future increases in the Company’s crewing costs and further, we expect this impact to be occasional and costs to be normalized in the next periods. During 2022, the effects of COVID-19 were felt in Asia, primarily China which continued with severe restrictions. Consequently, China experienced the lowest economic activity since 1976 according to the IMF with GDP growth of only 3% for 2022.

The impact of the COVID-19 pandemic continues to unfold and may have a negative effect on the Company’s business, financial performance and the results of its operations, including decreased demand for global seaborne refined petroleum products trade and related charter rates, the extent of which will depend largely on future developments. In light of COVID-19, the Company, as of December 31, 2021, evaluated whether there are conditions or events that cause substantial doubt about its ability to continue as a going concern. The Company reviewed its revenue concentration risk, the recoverability of its accounts receivable (i.e. credit risk) and tested its assets for potential impairment. As a result of this evaluation it has been determined that the only material impact of COVID-19 to the Company has been lower charter activity which has affected the entire industry and resulted in lower profitability and greater losses as well as in higher crewing and dry-docking costs. Due to improving industry conditions and lower incidents of COVID-19 globally, the Company did not undertake a specific evaluation as of December 31, 2022. Many of the Company’s estimates and assumptions, especially charter rates, require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

More recently, the Russian- Ukrainian war has created further uncertainty for the global economic outlook, especially for the Europe, which could affect the demand for and shipment of refined petroleum products. The price of crude oil and bunker fuel has increased significantly due to geo-political events, leading to added inflationary pressures. In addition, certain officers on our vessels are Russian and Ukrainian nationals whose continued employment with ITM may be in question, and potentially impact the operation of our vessels. To date, no disruption to our operations has occurred. Consequently, our voyage and vessel operating costs could rise materially and negatively impact our profitability. See “Item 3. Key Information – D. Risk Factors – Political instability, terrorist or other attacks, war, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business”.

In order to accomplish certain operating, strategic and financial objectives, we started an effort a period of years ago to develop a long-term solution for the small tankers, which were non-core assets. That effort culminated in the sale of the “Northsea Alpha” and “Northsea Beta” in January and March, 2022. More recently, on March 23, 2023, we sold the “Pyxis Malou”, our only eco-modified tanker. The decision to sell her was a function of (i) attractive market conditions and sale prices for older vessels, (ii) high operating costs and greater emissions compared to the rest of the fleet and (iii) third special survey in the first half of 2024. Effective March 23, 2023, our fleet consisted of four MRs, the same class of product tankers.

This section is a discussion of our financial condition and results of operations as of and for the years ended December 31, 2021 and 2022. You should read the following discussion and analysis together with our financial statements and related notes included elsewhere in this Annual Report. This discussion includes forward-looking statements which are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those currently anticipated, expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please read the section entitled “Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors.”

Important Financial and Operational Terms

We use a variety of financial and operational terms and concepts. These include the following:

Voyage Revenues, net

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. Revenues are generated primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. At December 31, 2022, we employed three of our vessels on time charters and two vessels in our fleet in the spot market. Revenues from time charter agreements providing for varying daily rates are accounted as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is recognized from loading of the current spot charter to discharge of the current spot charter as discussed below. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate.

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

In addition, pursuant to this standard, and the Leases standard discussed below, as of January 1, 2018, we elected to present Revenues, net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by us and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying audited consolidated statements of comprehensive income/(loss) included elsewhere herein.

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

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. During the fourth quarter of 2021, we adjusted the scrap rate from $300/ton to $340/ton due to the increased scrap rates worldwide, and remains at the same level of $340/ton in 2022.

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

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. We have also incurred interest expense in relation to the $6.0 million Amended and Restated Promissory Note we issued in favor of Maritime Investors. Except for the interest payments under our promissory note that is based on a fixed rate, the interest rate under our debt agreements is linked to the LIBOR rate. In order to hedge our variable interest rate exposure, on January 19, 2018, we, via one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap terminated on July 18, 2022. Similarly, on July 16, 2021, the same subsidiary purchased an additional interest rate cap for the amount of $9.6 million at a cap rate of 2% with a scheduled termination date of July 8, 2025. This cap was sold on January 25, 2023 and we realized a net cash gain of $0.5 million. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

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

A. Operating Results

At December 31, 2022, we employed three of the vessels in our fleet on time charters and two vessels were operating in the spot market. Our vessels are available to operate the entire year, except for scheduled special surveys and dry-dockings. In spite of the increased spot trading activity for our MRs, the number of non-operating days per year, which represent the average time spent off-hire, remained at the same level with 2021. If a vessel undergoes a scheduled intermediate survey, or special survey with BWTS installation, the estimated duration is five or 25 days, respectively.

The break-out of revenue by spot and time charters for the years ended December 31, 2021 and 2022 is reflected below (in thousands of U.S. dollars):

	Year ended December 31,
	2021	2022
Revenues derived from spot charters, net	$13,711	$39,099
Revenues derived from time charters, net	11,630	19,245
Revenues, net	$25,341	$58,344

The following table reflects our MR fleet’s ownership days, available days, operating days, utilization, TCE, average number of vessels, number of vessels at period end, average age and operating expenses in each case, for the years ended December 31, 2021 and 2022.

	Year ended December 31,
MR Fleet Operating Data *	2021	2022
Ownership days (1)	1,276	1,825
Available days (2)	1,264	1,811
Operating days (3)	1,160	1,584
Utilization % (4)	91.8%	87.5%
Daily time charter equivalent rate (5)	$10,195	$25,739
Daily vessel operating expenses (6)	$6,916	$6,754
Average number of vessels (7)	3.5	5.0
Number of vessels at period end	4	5
Weighted average age of vessels at period end (8)	8.3	9.3

*	a)	On December 20, 2021, the Company took delivery of the “Pyxis Lamda”, a 50,145 dwt medium range product tanker built in 2017 at SPP Shipbuilding in South Korea. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January, 2022. For 2021, the vessel contributed nil available days, and consequently has been excluded from the above operating expense data.
	b)	“Pyxis Karteria” was acquired on July 15, 2021 and commenced commercial activities at that time.

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.

(5)	Daily TCE rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.
(6)	Daily vessel operating expenses are direct operating expenses such as crewing, provisions, repairs and maintenance, insurance, deck and engine stores, lubricating oils and tonnage tax divided by ownership days.
(7)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(8)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dwt of each vessel on the total fleet dwt.

The following table reflects the calculation of our daily TCE rates of our MRs for the years ended December 31, 2021 and 2022 (in thousands of U.S. dollars, except total operating days and daily TCE rates):

	Year ended December 31,
	2021	2022

MR Revenues, net	$17,717	$57,749
MR Voyage related costs and commissions	(5,891)	(16,979)
MR Time charter equivalent revenues(1)	$11,826	$40,770

MR Operating days for fleet (2)	1,160	1,584

MR Daily TCE rate (1) , (2)	$10,195	$25,739

1 “Pyxis Karteria”, a 46,652 dwt medium range product tanker built in 2013 at Hyundai Mipo, was acquired on July 15, 2021 and commenced commercial operations at that time. On December 20, 2021, we took delivery from a related party the “Pyxis Lamda”, a 50,145 dwt MR product tanker built in 2017 at SPP Shipbuilding in South Korea. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January, 2022. For 2021, the vessel contributed nil available days and, consequently voyage and related costs of $10 thousand have been excluded from the above data.

2 Subject to rounding.

The increase in the TCE rate in 2022 compared to 2021 was primarily attributable to higher spot charter rates and more operating days due to the acquisition of the “Pyxis Karteria” and “Pyxis Lamda”, which was acquired on July 15, 2021 and December 20, 2021 respectively, that fully offset the higher voyage related costs and commissions and the effect of slightly lower utilization of our MRs. The higher voyage related costs were primarily a result of a 678-day increase in spot operating days for our MRs, from 241 days during 2021 to 919 days in 2022, as well as substantially higher average bunker fuel costs.

For the year ended December 31, 2022, we reported a net income to common shareholders of $12.5 million. Income per share basic and diluted for the year ended December 31, 2022 was $1.18 and $1.06, respectively. In 2021, our net loss was $12.9 million with a loss per share basic and diluted of $1.43.

In 2022, higher revenues, net of $33.0 million or 130%, compared to 2021 were mainly due to significantly higher spot charter rates for our MR fleet and greater spot employment for our MRs due to the addition of two tankers in July and December 2021. This revenue increase was more than offset by an increase of $7.8 million in voyage related costs and commissions as a result of higher spot market employment as well as substantially higher average bunker fuel costs. The aforementioned improved market conditions resulted to higher daily MR TCE rate of our fleet with an average of $25,739 per day for the year ended December 31, 2022, compared to, $10,195 per day for the year ended in 2021. Furthermore, the increase in our revenues, net, was also impacted by an aggregate net increase of approximately $1.2 million in vessel operating expenses, general and administrative expenses, management fees, depreciation and amortization which primarily reflected the addition of two vessels, the “Pyxis Karteria” and “Pyxis Lamda”. Moreover, in 2022, we recorded a gain from financial derivatives of $0.6 million, which primarily reflected the valuation of our cap rate instrument. Interest and finance costs, net in 2022 were increased by $1.2 million primarily attributable to higher average outstanding debt balances in 2022 accompanying the acquisition of vessels “Pyxis Karteria” and “Pyxis Lamda” and higher LIBOR rates paid on all floating rate bank debt.

Recent Daily Fleet Data:

(In U.S. dollars, except for Utilization %)

		Year ended December 31,
(Amounts in U.S. dollars per day)		2021	2022

Eco-Efficient MR2: (2022: 4 vessels)
(2021: 3 vessels)	TCE :	10,855	23,567
	Opex :	6,993	6,641
	Utilization % :	93.1%	88.8%
Eco-Modified MR2: (1 vessel)
	TCE :	8,486	35,035
	Opex :	6,724	7,204
	Utilization % :	88.5%	82.2%
Fleet: (2022: 5 vessels) *
(2021: 4 vessels) *	TCE :	10,195	25,739
	Opex :	6,916	6,754
	Utilization % :	91.8%	87.5%

As at December 31, 2022 our fleet consisted of four eco-efficient MR2 tankers, “Pyxis Lamda” (*), “Pyxis Theta”, “Pyxis Karteria” and “Pyxis Epsilon” and one eco-modified MR2, “Pyxis Malou”. During 2021 and 2022, the vessels in our fleet were employed at various occasions under time and spot charters.

*	a) On December 20, 2021, the Company took delivery of the “Pyxis Lamda”, a 50,145 dwt medium range product tanker built in 2017 at SPP Shipbuilding in South Korea. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January, 2022. For 2021, the vessel contributed nil available days, and consequently has been excluded from the above data.

b) “Pyxis Karteria” was acquired on July 15, 2021 and commenced commercial activities at that time.

Consolidated Statements of Comprehensive Income/(Loss) for the Fiscal Year Ended December 31, 2021 Compared to the Fiscal Year Ended December 31, 2022

	Year ended December 31,
(Amounts in thousands of U.S. dollars, except per share data)	2021	2022	Change $	%

Revenues, net	$25,341	$58,344	33,003	130.2%
Expenses:
Voyage related costs and commissions	(9,589)	(17,357)	(7,768)	81.0%
Vessel operating expenses	(12,454)	(12,481)	(27)	0.2%
General and administrative expenses	(2,538)	(2,508)	30	(1.2)%
Management fees, related parties	(716)	(702)	14	(2.0)%
Management fees, other	(852)	(916)	(64)	7.5%
Amortization of special survey costs	(406)	(384)	22	(5.4)%
Depreciation	(4,898)	(6,100)	(1,202)	24.5%
Allowance for credit losses	(11)	(118)	(107)	972.7%
Loss on vessel held for sale	(2,389)	—	2,389	(100.0)%
Loss / (Gain) from the sale of vessels, net	—	(466)	(466)	n/a
Operating income / (loss)	$(8,512)	$17,312	25,824	303.4%

Other expenses, net:
Loss from debt extinguishment	(541)	(34)	507	(93.7)%
Gain from financial derivative instruments	—	555	555	n/a
Interest and finance costs, net	(3,285)	(4,441)	(1,156)	35.2%
Total other expenses, net	$(3,826)	$(3,920)	(94)	2.5%

Net income / (loss)	$(12,338)	$13,392	25,730	208.5%

Dividend Series A Convertible Preferred Stock	(555)	(885)	(330)	59.5%
Net income / (loss) attributable to common shareholders	$(12,893)	$12,507	25,400	197.0%

Income / (loss) per common share, basic	$(1.43)	$1.18	2.61	182.5%
Income / (loss) per common share, diluted	$(1.43)	$1.06	2.49	174.1%

Weighted average number of shares, basic	8,994,768	10,613,672	1,618,904	18.0%
Weighted average number of shares, diluted	8,994,768	12,640,581	3,645,813	40.5%

Revenues, net: Revenues, net of $58.3 million for the year ended December 31, 2022, represented an increase of $33.0 million, or 130%, from $25.3 million in the comparable period of 2021 as a result of significantly higher spot charter rates and greater spot employment for our MRs, including a 678-day increase in spot operating days, from 241 days during the same period in 2021. In the year 2022, our MR daily TCE rate for our fleet was $25,739, a $15,544 per day increase from the same 2021 period as a result of higher charter rates, partly offset by an $11.1 million increase in the MR voyage related costs and commissions.

Voyage related costs and commissions: Voyage related costs and commissions of $17.4 million for the year ended December 31, 2022, represented an increase of $7.8 million, or 81.0%, from $9.6 million in the comparable period in 2021. For the year ended December 31, 2022, our MRs were on spot charters for 919 days in total, compared to 241 days in 2021. This higher spot chartering activity for our MRs contributed higher voyage costs which are typically borne by us rather than the charterer, thus an increase in spot employment results in increased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $12.5 million for the year ended December 31, 2022, remained flat compared to the same period in 2021.

General and administrative expenses: General and administrative expenses of $2.5 million for the year ended December 31, 2022, remained flat compared to the same period in 2021.

Management fees: For the year ended December 31, 2022, management fees charged from Maritime and ITM of $1.6 million in the aggregate, remained stable compared to the same period in 2021.

Amortization of special survey costs: Amortization of special survey costs of $0.4 million for the year ended December 31, 2022, remained flat compared to the same period in 2021.

Depreciation: Depreciation of $6.1 million for the year ended December 31, 2022, increased by $1.2 million or 24.5% compared to $4.9 million in the comparable period of 2021. The increase was attributed to the acquisition of vessels “Pyxis Karteria” and “Pyxis Lamda” in the second half of 2021, partly offset by the ceasing of depreciation for vessels “Northsea Alpha” and “Northsea Beta” which were classified as held for sale at the end of 2021 and were sold during the first quarter of 2022.

Loss on vessels held-for-sale: The non-cash loss of $2.4 million for the year ended December 31, 2021, relates to the sales of the “Northsea Alpha” and “Northsea Beta”, which met the criteria of being classified as held for sale as of December 31, 2021, and were subsequently closed on January 28, 2022 and March 1, 2022, respectively. There were no comparable transactions in 2022.

Loss from the sale of vessels, net: During 2022, we recorded a transaction loss from the sale of the “Northsea Alpha” and “Northsea Beta” of $0.5 million related to the repositioning costs for the delivery of the vessels to their buyer on January 28, 2022 and March 1, 2022, respectively. No such expense was recorded for the comparable period in 2021.

Loss from debt extinguishment: During 2022, we recorded a loss from debt extinguishment of approximately $0.03 million reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the repayment of the “Northsea Alpha” and “Northsea Beta” loans during the first quarter. For the year ended December 31, 2021, we recorded a loss from debt extinguishment of $0.5 million primarily reflecting a prepayment fee and the write-off of the remaining unamortized balance of deferred financing costs, both of which were associated with the loan on the “Pyxis Epsilon” (the “Eighthone Loan”) that was refinanced at the end of the first quarter in 2021.

Gain from financial derivative instruments: During the year ended December 31, 2022, we recorded a gain from financial derivative instruments amounted to $0.6 million related to the valuation of the interest rate cap purchased in July 2021, for the amount of $9.6 million at a cap rate of 2% with a termination date of July 8, 2025. Subsequently, on January 27, 2023, this cap was sold and we realized a net cash gain of $0.5 million.

Interest and finance costs, net: Interest and finance costs, net, for the year ended December 31, 2022, was $4.4 million, compared to $3.3 million in the comparable period in 2021. This increase was primarily attributable to higher average outstanding debt balances in 2022 accompanying the acquisition of vessels “Pyxis Karteria” and “Pyxis Lamda” and higher LIBOR rates paid on all floating rate bank debt.

Year ended December 31, 2021, compared to the year ended December 31, 2020

Please refer to our annual report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 1, 2022.

B. Liquidity and Capital Resources

Overview

Our principal sources of liquidity are cash flows from operations, borrowings of bank debt, proceeds from issuances of equity and, we expect in the future, from the selective sale of vessels and the proceeds from further issuances of equity and debt. We expect that our future liquidity requirements will relate primarily to:

●	payments of interest and other debt-related expenses and the repayment of principal on our loans;

●	our vessel operating expenses, including dry-docking and special survey costs;

●	payment of technical and commercial management fees for our daily vessel operations;

●	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity for loan covenants; and

●	potential vessel acquisitions or other strategic initiatives.

On October 13, 2020, we announced the closing of our offering of 200,000 Units at an offering price of $25.00 per Unit (the “Offering”). Each Unit was immediately separable into one 7.75% Series A Convertible Preferred Shares and eight (8) detachable Warrants, each warrant exercisable for one common share, for a total of up to 1,600,000 of our common shares. Each Warrant will entitle the holder to purchase one common share at an initial exercise price of $1.40 per share (or $5.60 after the Reverse Stock Split) at any time prior to October 13, 2025 or, in case of absence of an effective registration statement, to exchange those cashless based on a formula. Any Warrants that remain unexercised on October 13, 2025 shall be automatically exercised by way of a cashless exercise on that date.

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

On October 13, 2020, we had granted the underwriter a 45-day option to purchase up to 30,000 additional Series A Convertible Preferred Shares and/or 240,000 additional Warrants. The purchase price to be paid by the Underwriters per optional preferred share was $23.051 and the purchase price per optional Warrant was $0.00925. On the same day, the underwriter partially exercised its overallotment option for 135,040 Warrants for gross proceeds of $1.00.

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

The Series A Convertible Preferred Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “PXSAP” and “PXSAW”, respectively.

Each Series A Convertible Preferred Share is convertible into common shares at an initial conversion price of $5.60 per common share, or 4.46 common shares, at any time at the option of the holder, subject to certain customary adjustments.

If the trading price of our common stock equals or exceeds $2.38 per share (or $9.52, post – Reverse Stock Split) for at least 20 days in any 30 consecutive trading day period ending 5 days prior to notice, we can call, in whole or in part, for mandatory conversion of the Series A Convertible Preferred Shares. The holders, however, will be prohibited from converting the Series A Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding, unless a 61-day notice is delivered to us. The conversion price is subject to customary anti-dilution and other adjustments relating to the issuance of common shares as a dividend or the subdivision, combination, or reclassification of common shares into a greater or lesser number of common shares.

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

The outstanding Warrants, as of December 31, 2021 and December, 2022, were 1,590,540 (exclusive of underwriter’s common stock purchase warrants of which 428,571 and 16,000 have exercise prices of $8.75 and $5.60 per common share, respectively, and 4,683 underwriter’s Series A Convertible Preferred Shares purchase warrants with a weighted average strike price of $24.97 (convertible into 20,881). As of December 31, 2022, 59,014 Series A Convertible Preferred Shares had been converted and 144,500 Warrants exercised, resulting in the issuance of 395,363 common shares. There were 29,388 further conversions of the Series A Convertible Preferred Shares after December 31, 2022 through March 31, 2023 which resulted in the issuance of 131,335 PXS shares.

On February 24, 2021, we announced that we had closed our definitive securities purchase agreements with a group of investors, which resulted in gross proceeds of $25.0 million, before deducting placement offering expenses. We issued 3,571,429 shares of common stock at a price of $7.00 per share. We used the net proceeds from the offering for general corporate purposes, which may include the repayment of outstanding indebtedness and potential vessel acquisitions. Our securities offered and sold in the private placement were subsequently registered under the Securities Act, under a resale registration statement filed with the SEC and became effective on March 11, 2021.

On March 29, 2021, we entered into a new secured loan agreement for the refinancing of the existing Eighthone loan. The $17.0 million provided by the new secured loan combined with $7.3 million of available cash were used to prepay the outstanding indebtedness of $24.0 million of the previous loan in full and fund closing fees and expenses.

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

On December 21, 2021, we announced the closing of the acquisition of the “Pyxis Lamda” and a new secured bank loan of $29.0 million of which $21.68 million was used to partially fund this acquisition and $7.32 million to fund the full repayment of the outstanding loan on the “Pyxis Malou”. The fair value of the consideration for the acquisition of the “Pyxis Lamda” amounted to $31.17 million and consisted of $21.68 million senior loan facility that matures in five years and is secured by the vessel, assuming a liability of $3.0 million, at fair value, under the amended unsecured Promissory Note due 2024, the issuance of 1,034,751 of the Company’s common shares having a fair value of $2.17 million on the delivery date of the vessel on December 20, 2021 and $4.32 million cash on hand.

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

On May 11, 2022, following the Company’s annual shareholder meeting the board of directors of the Company approved the implementation of the Reverse Stock Split of our common shares at the ratio of one share for four existing common shares, effective May 13, 2022 (the “Reverse Stock Split”). Following the Reverse Stock Split, our common shares continued trading on the Nasdaq Capital Markets under its existing symbol, “PXS”, with a new CUSIP number, 71726130. The payment for fractional share interests in connection with the Reverse Stock Split reduced the outstanding common shares to 10,613,424 post-Reverse Stock Split. The Reverse Stock Split was undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of the common shares on the Nasdaq Capital Markets. Furthermore, following the Reverse Stock Split, (a) the Conversion Price, as defined in the certification of designation of the Company’s 7.75% Series A Cumulative Convertible Preferred Shares (NASDAQ Cap Mkts: PXSAP), was adjusted from $1.40 to $5.60 and (b) the Exercise Price, as defined in the Company’s warrants to purchase common shares (NASDAQ Cap Mkts: PXSAW), was adjusted from $1.40 to $5.60. All the share and per share information for all periods presented in this report have been adjusted to reflect the one for four Reverse Stock Split.

During the months of January through December 2022, the Company paid monthly cash dividends of $0.1615 per share for each outstanding Series A Preferred Share, which aggregated to $871,000 for the twelve month period ended as of December, 31 2022. On January 20, 2023, February 21, 2023 and March 20, 2023, we paid cash dividends of $0.1615 per Series A Preferred Share or an aggregate of $208,000 for the first three months of 2023.

As of December 31, 2022, we had 10,614,319, issued and outstanding common shares, 449,473 Series A Preferred Shares and 1,590,540 warrants (excluding non-tradeable underwriter’s common stock purchase warrants of which 428,571 and 16,000 have exercise prices of $8.75 and $5.60, respectively, and 2,000 and 2,683 Series A Preferred Shares purchase warrants which have an exercise price of $24.92 and $25.00 per share, respectively). The calculation of fully-diluted Income per common share for the twelve months ended December 31, 2022 of $1.06 included the potential conversion of the outstanding Series A Preferred Shares to derive an aggregate 12,640,581 weighted average common shares and corresponding elimination of the dividend. As of the date of this Annual Report, Mr. Valentis beneficially owned 5,705,730 or approximately 53.1% of our outstanding common shares.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters, amounts due to related parties, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. We perform regular cash flow projections to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and be in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees, general and administrative expenses, and debt service requirements. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations. As of December 31, 2022, we had a working capital surplus of $8.6 million, defined as current assets minus current liabilities. The Company considered such surplus in conjunction with the future market prospects and potential future financings. As of the filing date of the consolidated financial statements, we expect that we will be in a position to cover our liquidity needs for the next 12-month period through the cash generated from the vessels’ operations and proceeds from the sale of the “Pyxis Malou”. We also believe that we will be in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements for the next 12-month period.

Our business is capital intensive and our future success will depend on our ability to maintain a high quality fleet through the acquisition of modern tanker vessels and the sale of older vessels. These acquisitions and dispositions will be principally subject to management’s expectation of future market conditions, our ability to acquire and dispose of tanker vessels on favorable terms as well as access to cost-effective capital on reasonable terms.

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

Working Capital Position

Cash and cash equivalents and restricted cash as of December 31, 2022, amounted to $10.2 million, compared to $9.9 million as of December 31, 2021. We had a working capital surplus of $8.6 million as of December 31, 2022, compared to the working capital deficit of $3.7 million as of December 31, 2021. We define working capital as current assets minus current liabilities.

Consolidated Cash Flows information:

Statements of Cash Flows Data	Year ended December 31,
(In thousands of U.S. Dollars)	2021	2022
Net cash provided by / (used in) operating activities	$(896)	$8,274
Net cash (used in) / provided by investing activities	(43,194)	4,953
Net cash provided by / (used in) financing activities	49,927	(12,912)
Change in cash and cash equivalents and restricted cash	$5,837	$315

Operating Activities: Net cash provided from operating activities was $8.3 million for 2022, compared to net cash used in operating activities of $0.9 million for 2021. There were a number of factors driving the increase in our net cash provided by operating activities compared to the prior year. Firstly, higher revenues, net in 2022, of $33.0 million more than offset an aggregate net increase of approximately $9.0 million in voyage related costs and commissions, vessel operating expenses, management fees, general and administrative expenses. Secondly, aggregate movements in current assets and liabilities during the year ended December 31, 2022, decreased cash by $14.4 million which was significantly attributable to a decrease of $9.2 million from the changes of the due from/due to related parties account, a decrease of $7.8 million from the trade accounts receivable, net, counterbalanced by an increase of $2.9 million from the hire collected in advance account. Also, a net decrease of $0.2 million related to the other working capital accounts of current assets and current liabilities.

Investing Activities: Net cash provided by investing activities during the year ended December 31, 2022, was $5.0 million primarily a result of the $8.5 million proceeds, net of commissions, of the sale of the “Northsea Alpha” and “Northsea Beta” partially offset by the $3.0 million cash settlement of the balance related to “Pyxis Lamda” acquisition and $0.6 million payments for the Ballast Water Treatment System (“BWTS”) installed in “Pyxis Lamda” during the year. The same period in 2021 net cash used in investing activities was $43.2 million and consisted of $20.0 million and $23.0 million acquisitions of “Pyxis Karteria” and “Pyxis Lamda”, respectively. The purchase price of the “Pyxis Lamda” also included non-cash consideration of 1,034,751 PXS shares issued with fair value of $2.17 million on the delivery date of “Pyxis Lamda” and $3.0 million in additional principal under the Amended and Restated Promissory Note, both reflected below.

Financing Activities: Net cash used in financing activities was $12.9 million for the year ended December 31, 2022, mainly reflected the aggregate of $12.0 million of debt principal payments, including the prepayments of the Secondone’s and Thirdone’s loan facilities of an aggregate $5.8 million to Amsterdam Trade Bank N.V. Also, during 2022, we paid $0.9 million dividends related to the Series A Preferred Shares. For the twelve months ended December 31, 2021, net cash provided from financing activities amounted to $49.9 million, and mainly reflected the new long-term debt of $59.5 million consisted of bank loans of $17.0 million, $13.5 million, $7.32 million and $21.68 million for Eighthone, secured by the “Pyxis Epsilon”, Tenthone, secured by the “Pyxis Karteria”, Fourthone, secured by “Pyxis Malou” and Eleventhone, secured by “Pyxis Lamda”, respectively, counterbalanced by repayment of the outstanding Amended and Restated Promissory Note of $1.0 million, financing fees payments of $0.9 million related to the new loan facilities and aggregate of $36.0 million of debt principal payments, including the prepayment of the Eighthone’s $24.0 million loan with Entrust Permal (the “Credit Facility”) and the prepayment of Fourthone’s $7.3 million loan under the ATB facility. In addition, during 2021 we completed the private placement of common stock of $23.1 million in net proceeds, the issuance of additional Series A Preferred Shares for $5.6 million in net proceeds, the exercise of common stock warrants of $0.2 million offset by Series A Preferred Shares dividend payments of $0.5 million.

Indebtedness

Our vessel-owning subsidiaries, as borrowers, entered into loan agreements in connection with the purchase of each of the vessels in our fleet. As of December 31, 2022, our vessel-owning subsidiaries had outstanding borrowings under the following loan agreements:

SECONDONE CORP. (“Secondone”) (which previously owned “Northsea Alpha”), THIRDONE CORP. (“Thirdone”) (which previously owned “Northsea Beta”) and FOURTHONE CORP. (“Fourthone”) (which owns “Pyxis Malou”) refinanced existing indebtedness of $26.9 million on February 28, 2018 under the Secondone, Thirdone and Fourthone loan agreements utilizing a new 5-year secured term loan of $20.5 million with ATB (Amsterdam Trade Bank N.V.), and cash of $2.1 million. The remaining balance of approximately $4.3 million was written-off by the previous lender at closing and was recorded as gain from debt extinguishment in the first quarter of 2018. The ATB loan borne interest at LIBOR plus a margin of 4.65% per annum, with maturity in February 2023. The loan was repayable in quarterly installments and a balloon payment. Standard loan covenants included, amongst others, a minimum loan to value ratio and liquidity. As a condition subsequent to the execution of this loan agreement, the borrowers, Secondone, Thirdone and Fourthone, proceeded with all required procedures for their re-domiciliation to the jurisdiction of the Republic of Malta. The re-domiciliation became effective on March 1, 2018 and the borrowers were renamed to Secondone Corporation Ltd., Thirdone Corporation Ltd. and Fourthone Corporation Ltd., respectively. The loan is secured by, among other things as set forth below, joint-and-several first preferred mortgages relating to “Northsea Alpha”, “Northsea Beta” and “Pyxis Malou”. On December 20, 2021, Fourthone and ELEVENTHONE CORP. (“Eleventhone”) (which owns “Pyxis Lamda”) jointly and severally entered into a loan agreement with the Alpha Bank, for the purpose of Fourthone refinancing the outstanding indebtedness of $7.32 million under the previous loan facility and Eleventhone to finance the acquisition of the “Pyxis Lamda” (for more details see below). As of December 31, 2021 the respective balances were $2.89 million for each of the small tankers “Northsea Alpha” and Northsea Beta, and $7.32 million for “Pyxis Malou”. On January 28, 2022, and March 1, 2022, the two 2010 built 8,600 dwt product tankers, the “Northsea Alpha” and Northsea Beta, respectively, were sold for the aggregate sale price of $8,900. On the same days, an aggregate $5.78 million in outstanding loans were repaid and collateral released. As of December 31, 2022 the balance for “Pyxis Malou” was $6.62 million.

SIXTHONE CORP. (“Sixthone”) (which owned “Pyxis Delta” as of January 2020) and SEVENTHONE CORP. (“Seventhone”) (which owns “Pyxis Theta”) jointly and severally entered into a loan agreement on October 12, 2012, as subsequently amended and supplemented, with Hamburg Commercial Bank (“HCOB”) (previously known as HSH Nordbank AG) providing for a loan facility up to $37.3 million. In February 2013, Sixthone drew down an amount of $13.5 million and, in September 2013, Seventhone drew down an amount of $21.3 million (“Tranche A” and “Tranche B”, respectively). The loan bears interest at LIBOR plus a margin of 3.35% per year. Under the original agreement, the tranche relating to Sixthone matured in May 2017 and the tranche relating to Seventhone matured in September 2018. On September 29, 2016, we agreed with the lender of Sixthone to extend the maturity of Tranche A from May 2017 to September 2018, under the same amortization schedule and applicable margin. In addition, on June 6, 2017, HCOB agreed to further extend the maturity of the respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization profile. The loan was repayable in quarterly installments and a balloon payment. The loan was secured by, among other things as set forth below, joint-and-several first preferred mortgages relating to “Pyxis Delta” and “Pyxis Theta”. Following the sale of the “Pyxis Delta” in January 2020, the outstanding loan tranche of $4.0 million related to Sixthone was repaid in full and a prepayment of $1.6 million was paid against the outstanding loan tranche of Seventhone. Following these payments, the debt outstanding under the facility was $11.8 million. On July 8, 2020, Seventhone entered into the new $15.25 million secured loan agreement with the Alpha Bank, for the purpose of refinancing the outstanding indebtedness of $11.3 million under the previous loan facility. The new loan bears interest at LIBOR plus a margin of 3.35% per annum. Loan principal amortizes in 19 consecutive quarterly installments of $0.3 million each, the first falling due in January 2021, and the last installment accompanied by a balloon payment of $9.25 million falling due in July 2025. Standard collateral interests and customary covenants are incorporated in this facility. The facility is secured by, among other things as set forth below, a first priority mortgage relating to “Pyxis Theta”. As of December 31, 2021 and December 31, 2022 the outstanding balance of the loan relating to “Pyxis Theta” was $13.75 million and $12.55 million, respectively.

EIGHTHONE CORP. (“Eighthone”) (which owns “Pyxis Epsilon”) entered into a new $24.0 million loan agreement with Wilmington Trust National Association on September 27, 2018 for the purpose of refinancing the outstanding indebtedness with DVB Bank SE. The loan facility borne an interest rate of 11.0% per annum with maturity in September 2023. Fees are payable upon early prepayment or on final repayment of outstanding principal, subject to certain conditions or events being met. The principal obligation amortized in 18 quarterly installments that started on March 29, 2019, equal to the lower of $0.4 million and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. The facility was secured by, among other things as set forth below, a first priority mortgage relating to “Pyxis Epsilon”. On March 29, 2021, we entered into a new secured loan agreement with Alpha Bank for the refinancing of the existing Eighthone loan. The $17.0 million provided by the bank loan combined with $7.3 million of available cash were used to prepay the outstanding indebtedness of $24.0 million of the previous loan in full and fund closing fees and expenses. The new five-year loan has quarterly amortization of $0.3 million with $11.0 million due at maturity. The loan is priced at Libor plus 3.35%. All other terms and conditions were standard for a bank loan of this type. The facility is secured by, among other things as set forth below, a first priority mortgage relating to “Pyxis Epsilon”. As of December 31, 2021 and December 31, 2022 the outstanding balance of the loan relating to “Pyxis Epsilon” was $16.1 and $14.9 million, respectively.

TENTHONE CORP. (“Tenthone”) (which owns “Pyxis Karteria”, as of July 15, 2021) entered into a new $13.5 million seven-year loan agreement with Vista Bank on July 9, 2021 for the purpose of financing the vessel acquisition. The loan bears interest at LIBOR plus a margin of 4.8% and matures in July 2028. The principal obligation amortizes in 28 quarterly installments the first falling due in October 2021, and the last installment accompanied by a balloon payment of $4,900 falling due in July 2028. The first four installments of $350 each are followed by 24 scheduled payments of $300 each. All other terms and conditions were standard for a bank loan of this type. The facility is secured by, among other things as set forth below, a first priority mortgage relating to “Pyxis Karteria”. As of December 31, 2021 and December 31, 2022 the outstanding balance of the loan relating to “Pyxis Karteria” was $13.15 million and $11.8 million, respectively.

FOURTHONE CORP. (“Fourthone”) (which owns “Pyxis Malou”) and ELENTHONE CORP. (“Eleventhone”) (which owns “Pyxis Lamda”) jointly and severally entered into a loan agreement on December 20, 2021, with the Alpha Bank, for the purpose of Fourthone refinancing the outstanding indebtedness of $7.32 million under the previous loan facility and Eleventhone to finance the acquisition of “Pyxis Lamda”. The new facility, provided up to $29.0 million, of which Fourthone drew down an amount of $7.32 million, and, Eleventhone, an amount of $21.68 million (“Tranche A” and “Tranche B”, respectively). The five-year loan bears interest at LIBOR plus a margin of 3.15%. The loan is secured by, among other things as set forth below, joint-and-several first preferred mortgages relating to “Pyxis Malou” and “Pyxis Lamda”. Standard collateral interests and customary covenants are incorporated in this facility. As of December 31, 2021, the aggregate outstanding balance of the loan relating to these vessels was $29 million, consisted of outstanding loan tranche of $7.32 million related to Fourthone and outstanding loan tranche of $21.68 million related to Eleventhone. As of December 31, 2022, the aggregate outstanding balance of the loan relating to these vessels was $26.5 million, consisted of outstanding loan tranche of $6.62 million related to Fourthone and outstanding loan tranche of $19.88 million related to Eleventhone.

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

●

for the Alpha Bank credit facilities, the ratio of the Company’s total liabilities (exclusive of the Amended and Restated Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the Vessel-owning company is entitled to distribute dividends to Pyxis. As of December 31, 2022, the requirement was met as such ratio was 37%, or 38% lower than the required threshold.

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

As of December 31, 2022, we were in compliance with all of our financial covenants with respect to our loan agreements and there was no amount available to be drawn down under our existing loan agreements.

As discussed above, our interest rates payable under our bank loans are calculated at LIBOR plus a margin, and hence we are exposed to movements in LIBOR. In order to hedge our variable interest rate exposure, on January 19, 2018, Seventhone entered into an interest rate cap agreement with its lender for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap terminated on July 18, 2022. At inception, Seventhone paid $0.05 million to enter into the interest rate cap which at December 31, 2021 had a fair value of $0.0 million. Similarly, on July 16, 2021, the same subsidiary purchased an additional interest rate cap for $0.07 million for the notional amount of $9.6 million at a cap rate of 2% with a termination date of July 8, 2025. At December 31, 2022, this second cap had a fair value of $0.6 million. This cap was sold on January 25, 2023 and we realized a net cash gain of $0.5 million. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

Amended and Restated Promissory Note

On October 28, 2015, we and Maritime Investors entered into a promissory note, which as subsequently amended and supplemented, has an outstanding principal balance of $6.0 million at December 31, 2021, interest payable in cash on a quarterly basis at an annual rate of 7.5% with a maturity of April 1, 2024. Please refer to “Item 7 – Related Party Transactions” below for more information” and “Note 3 – Transaction with related parties” to our consolidated financial statements included in this Annual Report. On February 10, 2023 we repaid $3.0 million of the $6.0 million Promissory Note due to Maritime Investors Corp., an affiliate of Mr. Valentis. The remaining balance of this obligation was repaid on March 14, 2023.

Major Capital Expenditures

On July 15, 2021, we took delivery of the “Pyxis Karteria”, a medium range product tanker of 46,652 dwt built in 2013 at Hyundai Mipo shipyard in South Korea. The purchase consideration of $20.0 million was funded by a combination of cash and a $13.5 million bank loan that matures in seven years and is secured by the vessel.

On December 20, 2021, we completed the acquisition of the “Pyxis Lamda”, a 50,145 dwt medium range product tanker built in 2017 at SPP Shipbuilding in South Korea for total purchase consideration valued at $31.2 million. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January 2022. The total cost of the special surveys (including BWTS installation) for “Pyxis Lamda” were $0.8 million of which $0.1 million paid in 2021 as advances and the rest fully repaid during 2022.

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

Vessel Impairment

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. We record impairment losses only when events occur that cause us to believe that future cash flows for any individual vessel (which is considered a cash generating unit) will be less than its carrying value plus its unamortized dry-docking and survey balances. The carrying amounts of vessels held and used by us are reviewed accordingly for potential impairment whenever events or changes in circumstances indicate that the carrying amount plus the unamortized dry dock and survey balances of a particular vessel may not be fully recoverable. In these instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and our eventual disposition is less than the vessel’s carrying amount plus the unamortized dry-docking and survey balances. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. As of December 31, 2021, our fleet was independently valued at $123.0 million exclusive of the small tankers which were sold in early 2022, based on internationally recognized maritime broker. Our fleet was independently valued at $169.0 million at December 31, 2022.

No impairment charge for our vessels was recorded as of December 31, 2022.

For the impairment test assessment, we compare the vessel’s fair market value with vessel’s carrying value plus its unamortized dry-docking and special survey balances. If any vessel’s fair market value is lower than the carrying value plus its unamortized dry dock and special survey balances, we estimate the future undiscounted net operating cash flows for this vessel. In such cases, if the future undiscounted net operating cash flows for these vessels are lower that the carrying value plus its unamortized dry dock and special survey balances, the vessel value is written down by recording a charge to operations.

For the purposes of the impairment test in 2022, we compared the vessel’s carrying value plus its unamortized dry-docking and survey balances with the vessel’s fair market value. In all of our vessels the fair market value was substantial higher, thus there was not any indication for impairment lot for any of our vessels.

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

The following table presents our revenue disaggregated by revenue source, net of commissions, for the years ended December 31, 2021 and 2022:

	Year ended December 31,
	2021	2022
Revenues derived from spot charters, net	$13,711	$39,099
Revenues derived from time charters, net	11,630	19,245
Revenues, net	$25,341	$58,344

Revenue from customers (ASC 606): We assess our contracts with charterers for spot charters and concluded that there is one single performance obligation for each of our spot charters, which is to provide the charterer with a transportation service within a specified time period. In addition, we have concluded that a spot charter meets the criteria to recognize revenue over time as the charterer simultaneously receives and consumes the benefits of our performance. Our method of revenue recognition is to load-to-discharge. Thus, there is no revenue being recognized from discharge of the prior spot charter to loading of the current spot charter and all revenue being recognized from loading of the current spot charter to discharge of the current spot charter. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the spot charter. We have determined that demurrage represents a variable consideration and estimates demurrage at contract inception. Demurrage income estimated, net of address commission, is recognized over the time of the charter as the performance obligation is satisfied.

Under a spot charter, we incur and pay for certain voyage expenses, primarily consisting of brokerage commissions, port and canal costs and bunker consumption, during the spot charter (load-to-discharge) and during the ballast voyage (date of previous discharge to loading, assuming a new charter has been agreed before the completion of the previous spot charter). Voyage costs during the ballast voyage represented costs to fulfil a contract which give rise to an asset and capitalized and amortized over the spot charter, consistent with the recognition of voyage revenues from spot charter from load-to-discharge, while voyage costs incurred during the spot charter should be expensed as incurred. With respect to incremental costs, we have adopted the practical expedient in the guidance and any costs to obtain a contract will be expensed as incurred, for our spot charters that do not exceed one year. Vessel operating expenses are expensed as incurred.

In addition, pursuant to this standard and the new Leases standard (discussed below), we present Revenues net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by us and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying consolidated statements of comprehensive income/(loss).

We do not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

Leases: We have assessed our time charter contracts under the criteria imposed by ASC 842 and have concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. We have concluded that the criteria for not separating the lease and non-lease components of our time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels, is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. After the lease commencement date, we evaluate lease modifications, if any, that could result in a change in the accounting for leases. For a lease modification, an evaluation is performed to determine if it should be treated as either a separate lease or a change in the accounting of an existing lease. Brokerage and address commissions on time charter revenues are deferred and amortized over the related voyage period, to the extent revenue has been deferred, since commissions are earned as revenues earned, and are presented in voyage expenses and as a reduction to voyage revenues (see above), respectively. Vessel operating expenses are expensed as incurred. As per the Company’saccounting policy election, we do not recognize contract fulfillment costs for time charters under ASC 340-40.

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

Name	Age	Position
Valentios “Eddie” Valentis	56	Chairman, Chief Executive Officer and Class I Director
Henry P. Williams	67	Chief Financial Officer and Treasurer
Konstantinos Lytras	58	Chief Operating Officer and Secretary
Robin P. Das	50	Class III Director
Basil G. Mavroleon	74	Class III Director
Aristides J. Pittas	63	Class II Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Valentios “Eddie” Valentis, a Class I director, has over 26 years of shipping industry experience, including owning, operating and managing tankers. He has served as Chief Executive Officer and Chairman of our board of directors since our inception. In 2007, Mr. Valentis founded and is the president of Pyxis Maritime Corp. Since 2001, Mr. Valentis has been the President and Managing Director of Konkar Shipping Agencies S.A., a drybulk operator based in Greece, a position he continues to hold. From 1998 to 2001, Mr. Valentis was the Commercial Manager for Loucas G. Matsas Salvage & Towage. From 1996 through 1998, Mr. Valentis worked as a dry cargo chartering broker. Upon completion of his 2 year naval service in 1995, Mr. Valentis was involved in the operation of his family’s drybulk vessels. Since 2013, Mr. Valentis serves as a member of the Greek Committee of NKK Classification Society, and, since 2016, as a council member of the International Association of Independent Tanker Owners (INTERTANKO). Mr. Valentis holds an MBA from Southern New Hampshire University.

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

Board Diversity Matrix

Mr. Robin Das is considered an Underrepresented Individual in his home country, the United Kingdom. Our philosophy regarding diversity of candidates for the Board of Director is to identify, nominate and elect the most qualified individuals available to us, regardless of race, creed, sexual orientation, nationality, ethnic, language and religion.

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

B. Compensation

We have no direct employees. The services of our executive officers, internal auditors and secretary are provided by Maritime. We have entered into a Head Management Agreement with Maritime, pursuant to which we currently pay approximately $1.8 million per year for the services of these individuals, and for other administrative services associated with our being a public company and other services to our subsidiaries. Please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”.

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

On October 28, 2015, our board of directors approved the issuance of 8,306 restricted shares of our common stock to certain of our officers. As of December 31, 2015, all such shares had been vested, but were not issued until March 2016. On November 15, 2017, 50,000 restricted shares of our common stock were granted and issued to one of our senior officers, and were vested immediately upon issuance.

C. Board Practices

Our board of directors consists of four directors, three of whom, Robin P. Das, Basil G. Mavroleon and Aristides J. Pittas, have been determined by our board of directors to be independent under the rules of NASDAQ and the rules and regulations of the SEC. Directors elected by our common shareholders are divided into three classes serving staggered three-year terms. At each annual meeting of shareholders, directors will be elected to succeed the class of directors whose terms have expired, and each of them shall hold office until the third succeeding annual meeting of shareholders if the Board is then classified, and until such director’s successor is elected and has qualified. We held our 2022 annual meeting of shareholders on May 11, 2022, at which Aristides Pittas were re-elected to serve as Class II Directors for a term of three years until our 2025 annual meeting of shareholders. The term of our Class I Director III Basil G. Mavroleon and Robin P. Das, expires at the 2023 annual meeting and the term of our Class I Director, Valentios Valentis, expires at the 2024 annual meeting of shareholders.

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

The nominating and corporate governance committee consists of Basil G. Mavroleon, Aristides J. Pittas and Valentios Valentis. The nominating and corporate governance committee is responsible for recommending to the board of directors’ nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices.

D. Employees

We have no direct employees. The services of our executive officers, internal auditors and secretary are provided by Maritime. We have entered into a Head Management Agreement with Maritime, pursuant to which we currently pay approximately $1.8 million per year for the services of these individuals, and for other administrative services associated with our being a public company and other services to our subsidiaries. Please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial owners of more than five percent of shares of our common stock, and the beneficial ownership of each of our directors and executive officers and of all of our directors and executive officers as a group as of March 31, 2023. All of our stockholders, including the stockholders listed in this table, are entitled to one vote for each share held.

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

	Shares Beneficially Owned
Identity of person or group (1)	Number	Percentage (2)
Valentios “Eddie” Valentis (Maritime Investors Corp.) (3)	5,731,942	53.3%
Henry P. Williams (4)	45,061	* %
Konstantinos Lytras (4)	15,094	* %
Robin P. Das	—	—
Basil G. Mavroleon	—	—
Aristides J. Pittas	—	—
All directors and executive officers as a group (8 person)	5,792,097	53.9%

(1)

Except as otherwise provided herein, each person named herein as a beneficial owner of securities has sole voting and investment power as to such securities and such person’s address is c/o 59 K. Karamanli Street, Maroussi, 15125, Greece.

(2)	Based upon 10,745,654 common shares outstanding as of March 31, 2023.

(3)	Valentios “Eddie” Valentis is a 100% stockholder of Maritime Investors and shares voting and investment power with Maritime Investors of the 5,731,942 shares of our common stock held by it.

(4)

Each of Messrs. Lytras and Williams received 2,769 restricted shares of our common stock in March 2016 as an award under our EIP. In addition, Mr. Williams also received 50,000 restricted shares of our common stock in November 2017 as an award under our EIP.

*	Less than 1% of our outstanding shares of common stock.

As of March 31, 2023, we had 692 shareholders of record, 77 of which were located in the United States and held an aggregate of 6,315,472 shares of our common stock, representing 58.8% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 6,312,318 shares of our common stock as of March 31, 2023. Accordingly, we believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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

The term of the Head Management Agreement with Maritime commenced on March 23, 2015 for an initial period of five years through March 23, 2020. The Head Management Agreement can be terminated by Maritime only for cause or under other limited circumstances, such as upon a sale of us or Maritime or the bankruptcy of either party. On March 23, 2020, the Head Management Agreement was extended for an additional five-year period through March 23, 2025. Pursuant to the Head Management Agreement, each of our new subsidiaries that acquires a vessel in the future will enter into a separate management agreement with Maritime with a rate set forth in the Head Management Agreement. Under the Head Management Agreement, we pay Maritime a cost of $1.6 million annually for the services of our executive officers and other administrative services, including use of office space in Maritime’s premises. In return for Maritime’s ship management services, we pay to Maritime for each vessel while in operation, a daily fee of $325, and for each vessel under construction, a fee of $450 plus an additional daily fee, which is dependent on the seniority of the personnel, to cover the cost of the engineers employed to conduct the supervision. The fees payable to Maritime for the administrative and ship management services will be adjusted effective as of every January 1st for inflation in Greece or such other country where it is headquartered. On August 9, 2016, we amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-Management Fees and the Administration Fees, which will remain the same as per the previous calendar year. In 2021 there was nominal inflation in Greece of 1.23% and, effective January 1, 2023, these fees are to increase 9.65% in line with the reported average inflation rate of Greece in 2022. In addition, Maritime will receive 1.00% of the price of any vessel sale, and 1.25% of all chartering, hiring and freight revenue procured by or through it. In the event the agreement is terminated without cause and a change of control (as defined therein) occurs within 12 months after such termination or the agreement is terminated due to a change of control, we will pay Maritime an amount equal to 2.5 times the administrative fee. On March 18, 2020, we amended the Head Management Agreement with Maritime to provide that in the event of such change of control and termination, the Company shall also pay to Maritime an amount equal to 12 months of the then daily Ship-Management Fees.

The following amounts were charged by Maritime to us during 2020, 2021 and 2022:

	Year ended December 31,
(In thousands of U.S. dollars)	2020	2021	2022
Charter hire commissions	$276	$322	$735
Ship-Management Fees	637	716	702
Administration Fees	1,632	1,632	1,652
Total	$2,545	$2,670	$3,089

Promissory Note issued to Maritime Investors

On October 28, 2015, we issued a promissory note in the amount of $2.5 million in favor of Maritime Investors in connection with its election to receive a portion of the merger true-up shares in the form of a promissory note. The promissory note also includes amounts due to Maritime Investors for the payment of $0.6 million by Maritime Investors to LookSmart, representing the cash consideration of the merger, and the amounts that allowed us to pay miscellaneous transactional costs. The promissory note had a maturity of January 15, 2017 and an interest rate of 2.75% per annum. Certain amendments were made increasing the principal balance to $5.0 million, extending the maturity date to March 31, 2020 and the interest rate to 4.5%. On May 14, 2019, we entered into a second amendment to the Amended and Restated Promissory Note. This amendment (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the credit facility of Eighthone with Entrust Global (the “Credit Facility”) on September 2023 (see Note 7), b) January 15, 2024 and c) repayment of any Paid-In-Kind (“PIK”) interest and principal deficiency amount under the Credit Facility, and (ii) increased the annual interest rate to 9.0% (of which 4.5% is payable in cash quarterly in arrears and 4.5% payable in the Company’s restricted common stock) per annum on a daily basis from April 1, 2019 until the Amended and Restated Promissory Note is paid in full. Otherwise, the annual interest rate of 9% would continue to be paid in cash or in the afore-mentioned combination of cash and shares on a quarterly basis, at the Company’s option. During the year ended December 31, 2020, we issued additional 65,124 of common shares to settle the interest charged on the Amended and Restated Promissory Note, and during the year 2021 and up to Promissory Note amendment as of May 27, 2021, we issued additional 28,068 of common shares to settle the respective interest charged on the Promissory Note. The Credit Facility was repaid in full on March 30, 2021, and the Company had the right to continue to pay interest on the Amended and Restated Promissory Note in the aforementioned combination of cash and shares.

During 2021, the Promissory Note was restructured and amended as of May 27, 2021, on the following basis: a) repayment on June 17, 2021 of $1,000 in principal and $433 for accrued interest, b) settlement on June 17, 2021 of $1,000 of principal with the issuance 272,766 restricted common shares of the Company computed on the volume weighted average closing share price for the 10-day period commencing one day after its public distribution of first quarter, 2021 financial results press release (i.e. the period from June 3 to June 16, 2021 at $3.6660) and c) remaining balance of $3,000 in principal having a maturity date of April 1, 2023 and interest shall accrue at annual rate of 7.5%, since June 17, 2021, payable quarterly in cash, thereafter. In conjunction with the acquisition of the vessel “Pyxis Lamda” the Promissory Note was further amended on December 20, 2021 increasing the principal balance from $3,000 to $6,000 and extending the maturity date on April 1, 2024, as part of the purchase consideration for the Company’s acquisition of the “Pyxis Lamda” from an entity related to the family of the Company’s Chairman and Chief Executive Officer. All other terms of the Amended and Restated Promissory Note remain in full force and effect.

On February 10, 2023 we repaid $3.0 million of the $6.0 million Promissory Note due to Maritime Investors Corp., an affiliate of Mr. Valentis. The remaining balance of this obligation was repaid on March 14, 2023.

Interest charged on the Promissory Note for the years ended December 31, 2020, 2021 and 2022, amounted to $452, $335 and $450, respectively, and is included in Interest and finance costs, net (Note 12) in the accompanying Consolidated Statements of Comprehensive Income/(Loss). Of the total interest charged on the Promissory Note during the year ended December 31, 2020, $226 was paid in cash during 2021 and the remaining amount of $226 was settled in common shares. Of the amount settled in common shares, $169 was settled in common shares during 2020 and the remaining amount of $57 was settled in January 2021. Of the total interest charged on the Promissory Note during the year ended December 31, 2021, $216 was paid in cash, $64 was payable in cash and the remaining amount of $55 was settled in common shares during 2021. The payable in cash amount of $64 was paid in January 2022. Of the total interest charged on the Promissory Note during the year ended December 31, 2022, $337 was paid in cash, and $113 was payable in cash and subsequently paid in January 2023.

Maritime Advances

At December 31, 2021, Maritime advanced us $4.0 million used to pay various operating costs, debt service, dry docking costs and other obligations, exclusive of the $3.0 million obligation for the purchase of the Pyxis Lamda. The balances with Maritime are interest free and have no specific repayment terms. At December 31, 2022, Maritime advanced balance was $1.0 million.

Acquisition of “Pyxis Lamda”

On December 20, 2021, an entity related to Mr. Valentis, our founder and Chief Executive Office, sold to us the “Pyxis Lamda”, a 2017-built 50,145 dwt. eco-efficient MR product tanker that was constructed at SPP Shipbuilding Co. Ltd. in South Korea. The purchase price of the “Pyxis Lamda” amounted approximately to $31.17 million included $26.0 million in cash, non-cash consideration of 1,034,751 common shares issued with fair value of $2.17 million on the delivery date and $3.0 million in additional principal under the Amended and Restated Promissory Note, that were issued to Maritime Investors. As of December 31, 2021, the outstanding balance relating to the transaction was $3.0 million and was settled with payment in cash on January 10, 2022.

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

Dividend Policy

Except as required for the Series A Convertible Preferred Shares, we do not intend to pay common stock dividends in the near future and will make dividend payments to our stockholders in the future only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal, fiduciary and contractual requirements, including our current and future loan agreements. For example, there is a restrictive covenant against paying dividends under certain circumstances, including if there is a default under the loan agreements or, with respect to our subsidiaries Fourthone, Seventhone, Eighthone and Eleventhone under their respective Alpha Bank Facilities entered into in 2020 and 2021, if the ratio of our (and our subsidiaries as a group) total liabilities( exclusive of the Promissory Note) to market value adjusted total assets is greater than 75% in the relevant year. As of December 31, 2022, the ratio of total liabilities over the market value of our adjusted total assets (calculated in accordance with the Alpha Bank Facilities) was 37% and therefore, under the Alpha Bank Facilities, the related subsidiaries were permitted to distribute dividends to us as of December 31, 2022. However, the payment of any dividends is not guaranteed or assured, and if paid at all in the future, may be discontinued at any time at the discretion of the board of directors.

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

As of March 31, 2023, our common stock price was $4.91. Please also see “Item 3. Key Information – D. Risk Factors – If our common stock does not meet the NASDAQ’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.”

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

Our authorized common and preferred stock consists of 450,000,000 common shares, 50,000,000 preferred shares of which 1,000,000 are authorized as Series A Preferred Shares. As of December 31, 2021, the Company had a total of 10,613,964 and at December 31, 2022, 10,613,424 common shares, post - Reverse Stock Split issued and outstanding, and 449,673 and 449,473 Series A Preferred Shares issued and outstanding, respectively, each with a par value of USD 0.001 per share. All of our shares of stock are in registered form. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of The Marshall Islands or by our Articles of Incorporation or Bylaws.

The rights, preferences and restrictions attaching to each class of shares of our capital stock are described in the “Description of Securities” filed herewith as Exhibit 2.2 to this Annual Report.

On October 28, 2015, our board of directors approved the EIP, providing for the granting of share-based awards to our directors, officers and employees and affiliates and to our consultants and service providers. On November 15, 2017, 50,000 restricted shares of our common stock were granted and issued to one of our senior officers, which were vested immediately upon issuance. During the years ended December 31, 2021 and 2022, no additional shares were granted under the EIP.

On December 6, 2017, we entered into a securities purchase agreement with certain accredited investors (the “Investors”), pursuant to which we, in a private placement, agreed to issue and sell to the Investors an aggregate of 600,000 shares of our common stock at a price per share of $8.00.

On March 30, 2018, we launched our At-The-Market Program (“ATM Program”) under which we may, from time to time, issue and sell shares of our common stock up to an aggregate offering of $2.3 million through a sales agent as either agent or principal. On November 19, 2018, the ATM Program was amended to increase the offering to $3.675 million. As of December 31, 2018, and 2019, we offered and sold of 45,574 and 53,707 shares of common stock, respectively, under the ATM Program. No shares have been sold in 2020 under the ATM Program which was discontinued in 2021.

In October 2020, we issued 200,000 Units at a price of $25.00 per Unit (the “Series A Convertible Preferred Share and Warrants Transaction”). Each Unit was immediately separable into (i) one 7.75% Series A Cumulative Convertible Preferred Share, par value $0.001 per share (the “Series A Convertible Preferred Shares”), and (ii) eight warrants (the “Warrants”). Each Warrant will entitle the holder to purchase one common share at an initial exercise price of $5.60 per share at any time prior to October 13, 2025 or, in case of absence of an effective registration statement, to exchange those cashless based on a formula. Any Warrants that remain unexercised on October 13, 2025 shall be automatically exercised by way of a cashless exercise on that date. We also agreed to issue and sell to designees of the underwriter as compensation, two separate types of Underwriter’s Warrants for an aggregate purchase price of $100 (absolute amount). The warrants were issued pursuant to an Underwriting Agreement dated October 8, 2020. The first type of the Underwriter’s Warrants is a warrant for the purchase of an aggregate of 2,000 Series A Convertible Preferred Shares at an exercise price of $24.92 and the second type is a warrant for the purchase of an aggregate of 16,000 Warrants at an exercise price of $0.01, at any time on or after April 6, 2021 and prior to October 8, 2025. As of December 31, 2021, all the respective non-tradeable underwriter’s warrants remain outstanding. Each Series A Convertible Preferred Share is convertible into common shares at a conversion price of $5.60 per common share, or 4.46 common shares, at any time at the option of the holder, subject to certain customary adjustments. Dividends on the Series A Convertible Preferred Shares are cumulative from and including the date of original issuance in the amount of $1.9375 per share each year, which is equivalent to 7.75% of the $25.00 liquidation preference per share. Dividends on the Series A Convertible Preferred Shares are paid monthly in arrears starting November 20, 2020, to the extent declared by our Board of Directors. Please refer to “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” for more information on the foregoing.

During the years ended December 31, 2020 and 2021, we issued additional 65,124 and 28,068 of common shares, respectively, to settle the interest charged on the Amended and Restated Promissory Note, based on the volume weighted average closing share price for the 10-day period immediately prior to the respective quarter end periods. There are no further common shares issued in 2022 for the Amended and Restated Promissory Note.

On February 17, 2021, we entered into a Securities Purchase Agreement with certain accredited investors for the private placement of 3,571,429 shares of our common stock at a purchase price of $7.00 per share (the “2021 Private Placement Transaction”), which resulted in gross proceeds of approximately $25.0 million. In connection with the 2021 Private Placement Transaction, we entered into a registration rights agreement pursuant to which we agreed to register for resale all of the shares issued in the 2021 Private Placement Transaction. In addition, we issued warrants to the placement agent, which are exercisable for the purchase of an aggregate of 3% of our shares sold in the 2021 Private Placement Transaction (428,571 warrants to purchase common shares). As of December 31, 2021, all the respective non-tradeable underwriter’s warrants remain outstanding.

On June 17, 2021, following the exchange of $1.0 million in principal of the Promissory Note, we issued 272,766 common shares computed on the volume weighted average closing share price for the 10-day period commencing one day after publishing our first quarter, 2021 financial results press release.

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

On December 20, 2021, as part of the purchase consideration for the Company’s acquisition of the “Pyxis Lamda”, we issued 1,034,751 common shares, which was equivalent to $3.0 million of the vessel’s purchase price, based on the average of a) the volume weighted average closing share price for the five trading day period immediately before the public announcement of such acquisition dated November 15, 2021 and b) a similar 5 day period after such announcement, which resulted in average price of $2.8992 per share. The fair value of these 1,034,751 common shares on delivery date was $2.17 million.

As of December 31, 2021, 58,814 Series A Preferred Shares had been converted and 144,500 Warrants exercised, resulting in the issuance of 299,258 common shares. During 2022, 200 Series A Preferred Shares had been converted, resulting in the issuance of 895 PXS common shares. After December 31, 2022 through March 31, 2023 further 29,388 Series A Preferred Shares had been converted, resulting in the issuance of 131,335 common shares.

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

The Net Basis Tax and Branch Profits Tax

We do not expect to engage in any activities in the United States or otherwise have a fixed place of business in the United States. Nonetheless, if this situation were to change or if we were to be treated as engaged in a U.S. trade or business, all or a portion of our taxable income, including gain from the sale of vessels, could be treated as effectively connected with the conduct of this U.S. trade or business (or “effectively connected income”). Any effectively connected income, net of allowable deductions, would be subject to U.S. federal corporate income tax (with the statutory rate currently being 21%). In addition, we also may be subject to a 30% “branch profits” tax on earnings effectively connected with the conduct of the U.S. trade or business (as determined after allowance for certain adjustments), and on certain interest paid or deemed paid that is attributable to the conduct of our U.S. trade or business. The 4% gross basis tax described above is inapplicable to income that is treated as effectively connected income. Our U.S.-source shipping income would be considered to be effectively connected income only if we have or are treated as having a fixed place of business in the United States involved in the earning of U.S.-source shipping income and substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation (such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States). Based on our intended mode of shipping operations and other activities, we do not expect to have any effectively connected income. In the absence of exemption from tax under Section 883 of the Code, other than the shipping income derived by our subsidiaries organized under the laws of the Republic of Malta, our gross U.S. source shipping income would be subject to the 4% U.S. federal income tax imposed, described above.

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

For our 2022 taxable year, we and four of our subsidiaries that earn shipping income were organized under the laws of the Republic of the Marshall Islands. Effective March 1, 2018, three of our subsidiaries that earn shipping income domiciled to the Republic of Malta. On December 16, 2022, two of these non-operating subsidiaries were re-domiciled back to the Marshall Islands. The U.S. Treasury recognizes each of the Republic of the Marshall Islands and the Republic of Malta as a country that grants an equivalent exemption and thus is a qualified foreign country. Therefore, if we and our subsidiaries satisfy the 50% Ownership Test or Publicly-Traded Test for a taxable year, and otherwise comply with applicable substantiation and reporting requirements, we will be exempt from U.S. federal income tax for that taxable year with respect to our U.S.-source shipping income.

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

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares (or “5% shareholders”) the Section 883 Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common shares. The Section 883 Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes. Consistent with the Schedule 13D/A filed with the SEC on December 27, 2021, Mr. Valentis beneficially owned more than 5% of our common stock for all of the 2022 taxable year. Thus, we believe that the 5% Override Rule is triggered for the 2022 taxable year.

However, even if the 5% Override Rule is triggered, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% shareholders, qualified shareholders (as defined generally under the Section 883 Regulations and discussed above) own sufficient number of shares to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In this case, Mr. Valentis was the sole 5% shareholder for the 2022 taxable year and is a qualified shareholder for purposes of the Section 883 Regulations. Thus, we believe that the 5% Override Rule would be inapplicable.

Based on the foregoing, we intend to take the position that we and our subsidiaries satisfy both the 50% Ownership Test and the Publicly-Traded Test for the 2022 taxable year and intend to comply with the substantiation and reporting requirements that are applicable under Section 883 of the Code to claim the Section 883 Exemption. If in the 2023 or any future taxable year, the ownership of our shares of common stock changes, because, among other things, we can give no assurance that such shareholders are qualified shareholders or that a sufficient number of qualified shareholders will cooperate with us in respect of the applicable substantiation and reporting requirements, there can be no assurance that we will satisfy either the 50% Ownership Test or the Publicly-Traded Test, in which case we and our subsidiaries would not qualify for the Section 883 Exemption for that taxable year and would be subject to U.S. federal tax as set forth in the above discussion (subject to only in the case of income earned by our subsidiaries organized under the laws of the Republic of Malta, the applicable exemption, under the aforementioned order for double taxation relief in relation to the taxation of income derived from the international operation of ships and/or the income tax treaty between the United States and the Republic of Malta).

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, “U.S. Holder” means a beneficial owner of common stock or Series A Convertible Preferred Shares that is an individual citizen or resident of the United States for U.S. federal income tax purposes, a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust where a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust (or a trust that has made a valid election under Treasury regulations to be treated as a domestic trust). A “Non-U.S. Holder” generally means any owner (or beneficial owner) of common stock or Series A Convertible Preferred Shares that is not a U.S. Holder, other than a partnership. If a partnership holds common stock or Series A Convertible Preferred Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding common stock or Series A Convertible Preferred Shares should consult their own tax advisors regarding the tax consequences of an investment in the common stock (including their status as U.S. Holders or Non-U.S. Holders).

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

Based on our current and projected operations, we do not believe that we (or any of our subsidiaries) were a PFIC in the 2022 taxable year, nor do we expect (or any of our subsidiaries) to become a PFIC with respect to the 2023 or any later taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income that we derive or that are deemed to derive from the spot and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from spot and time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “electing holder”) the electing holder must report for U.S. federal income tax purposes its pro-rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the electing holder, regardless of whether distributions were received from us by the electing holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The electing holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the electing holder’s tax basis in the common shares. An electing holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incur with respect to any taxable year. An electing holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our shares of common stock or Series A Convertible Preferred Shares. A U.S. Holder would make a timely QEF election for our shares of common stock or Series A Convertible Preferred Shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2022 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.

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

Under Maltese law, the subsidiary companies Secondone Corporation Ltd., Thirdone Corporation Ltd. and Fourthone Corporation Ltd., being Maltese registered companies, are deemed by the Income Tax Act to be resident in Malta for tax purposes. However such companies, being the respective registered owners and operators of the Maltese registered vessels “Northsea Alpha” , “Northsea Beta” and “Pyxis Malou” , are not subject to Malta income tax on any profits derived by them, including tax on any gains of a capital nature as may be derived from the sale or other transfer of the vessels concerned, to the extent that (1) such profits are derived from ‘shipping activities’ (being in particular the international carriage of goods or passengers by sea in terms of the EU Maritime State Aid Guidelines and such other activities that have been approved or considered as eligible for tonnage tax purposes by the European Commission) and (2) such vessels have been declared by the Minister responsible for Shipping to be and continue to qualify as ‘tonnage tax ships’ under the Merchant Shipping (Taxation And Other Matters Relating to Shipping Organizations) Regulations 2018; provided that for the year in respect of which exemption from tax is applied (i) all applicable tonnage taxes have been paid and (ii) separate accounts were kept clearly distinguishing the payments and receipts by the companies concerned in respect of shipping activities, including the ownership, operation, administration or management of the vessels as tonnage tax ships, and payments and receipts in respect of any other business.

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

J. Annual Report to Security Holders

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the years ended December 31, 2021 and 2022 by approximately $0.5 million and $3.9 million, respectively, based upon our average debt level during 2021 and 2022.

Foreign Currency Exchange Risk

We generate most of our revenue in U.S. dollars, but a portion of our expenses, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses and in general and administrative expenses. As of December 31, 2021 and 2022, approximately 5% and 9%, respectively, of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars. We do not consider foreign currency exchange risk to be a significant risk to our business in the current environment and foreseeable future.

Inflation

We do not consider inflation to be a significant risk to our business in the current environment and foreseeable future.

B. Qualitative Information about Market Risk

Interest Rate Exposure

Our debt obligations under each of our subsidiaries’ loan agreements bear interest at LIBOR plus a fixed margin. Increasing interest rates could adversely affect our future profitability. Lower interest rates lower the returns on cash investments. We regularly monitor interest rate exposure and will enter into swap arrangements with acceptable financial counterparties to hedge exposure where it is considered economically advantageous to do so. However, there may be certain incremental costs incurred if we enter into such arrangements. In order to hedge our variable interest rate exposure, on January 19, 2018, Seventhone entered into an interest rate cap agreement with one of its lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap terminated on July 18, 2022. Similarly, on July 16, 2021, the same subsidiary purchased an additional interest rate cap for the amount of $9.6 million at a cap rate of 2% with a termination date of July 8, 2025. On January 25, 2023, we sold the cap and realized a net cash profit of $0.5 million.

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

We may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk. As of December 31, 2022 and March 31, 2023, two and two of our vessels, respectively, were employed with the same charterer.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The management of Pyxis Tanker Inc., with the participation of the Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2022, has concluded that, as of such date, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management performed an assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2022 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control, Integrated Framework (2013). Based on its assessment, management has determined that our internal control over financial reporting was effective as of December 31, 2022.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”) has served as our independent registered public accounting firm for the year ended December 31, 2021. KPMG Certified Auditors S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2022. Our audit committee was established October 28, 2015. Ernst & Young (Hellas) Certified Auditors Accountants S.A and KPMG Certified Auditors S.A. billed the following fees to us for professional services:

(a) Audit Fees

The audit fees for the audit of each of the years ended December 31, 2021 and 2022 were $148,000 and $98,500, respectively.

(b) Audit-Related Fees

Audit - related services fees charged for the years ended December 31, 2021 and 2022 were $90,000 and nil, respectively. Such fees reflect audit performed on the Company’s subsidiaries, related consents and comfort letters and any other audit related services required for SEC or other regulatory filings.

(c) Tax Fees

Tax fees charged for the years ended December 31, 2021 and 2022 were $1,000 and nil, respectively. Fees related to U.S. Federal Tax Compliance assurance services.

(d) All Other Fees

No other fees were charged for the years ended December 31, 2021 and 2022.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Ernst & Young (Hellas) Certified Auditors Accountants S.A. served as our independent auditor for the fiscal years ended 2021 and 2020.

As previously reported on our Form 6-K filed with the SEC on May 4, 2022, on April 30, 2022, our audit committee and board of directors, approved the engagement of KPMG Certified Auditors S.A. to audit our financial statements for the fiscal year ended December 31, 2022.

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

The practices that we follow in lieu of NASDAQ’s corporate governance rules include:

●	instead of obtaining an independent review of related party transactions for conflicts of interests by our audit committee or another independent body of our board of directors, consistent with Marshall Islands law requirements, no transaction between us and one or more of our directors or officers, or between us and any other entity in which one or more of our directors or officers are directors or officers, or have a financial interest, shall be void or voidable for this reason alone or solely because such director or officer is present at or participates in the meeting of our board of directors that authorized the contract or transaction or solely because the vote of such director or officer are counted for such purposes if: (i) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to our board of directors, and our board of directors in good faith authorizes such contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of our board of directors as defined in Section 55 of the BCA, by unanimous vote of our disinterested directors; (ii) the material facts as to the director’s or officer’s relationship or interest and as to such contract or transaction are disclosed and the contract or transaction is specifically approved in good faith by a vote of the stockholders entitled to vote thereon; or (iii) the contract or transaction is fair to us as of the time it is authorized, and is approved or ratified by our board of directors, a committee thereof or our stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of our board of directors or of a committee that authorizes the aforementioned contract or transaction;

●	as a foreign private issuer, we will not be required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we intend to notify our stockholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that stockholders must give us advance notice to properly introduce any business at a meeting of the stockholders and that stockholders may designate in writing a proxy to act on their behalf;

●	consistent with Marshall Islands law, we do not disclose all agreements and arrangements between any director or nominee for director, and any person or entity other than the Company, relating to compensation or other payment in connection with such person’s candidacy or service of director of the Company;

●	in place of a compensation committee and consistent with Marshall Islands law requirements, our entire board of directors, a majority of whom are currently independent, reviews and approves executive compensation and performance awards as well as the policies and procedures to determine such payments;

●	in place of a nominating and corporate governance committee composed of only independent directors and consistent with Marshall Islands law requirements, our nominating and corporate governance committee is composed of two independent directors, Mr. Basil Mavroleon and Mr. Aristides Pittas, and one non-independent executive director;

●	instead of holding regular meetings at which only independent directors are present, our entire board of directors, a majority of whom are currently independent, will hold regular meetings as is consistent with Marshall Islands law;

●	stockholder approval is not required to amend or terminate our equity incentive plan or to establish a new equity incentive plan since Marshall Islands law permits the board of directors to take these actions;

●	as a foreign private issuer, we will not be required to obtain stockholder approval prior to the issuance of securities in connection with an acquisition of the stock or assets of another company;

●	in lieu of obtaining stockholder approval prior to the issuance of designated securities, we intend to comply with provisions of the BCA and obtain the approval of our board of directors for such share issuances; and

●	consistent with Marshall Islands law, we do not require that our corporate actions or issuances cannot disparately reduce or restrict the voting rights of existing shareholders.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Refer to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Please see Financial Statements beginning on page F-1 of this Annual Report.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

1.1#	Articles of Incorporation of the Company	F-4	333-203598	3.1	April 23, 2015
1.2#	Bylaws of the Company	F-4	333-203598	3.2	April 23, 2015
1.3#	Fourthone Corporation Ltd and Eleventhone Corp. join Loan Agreement	20-F	001-37611	1.4	April 1, 2022
2.1#	Specimen Stock Certificate of Pyxis Tankers Inc.	F-4	333-203598	4.2	September 28, 2015
2.2#	Description of Securities	20-F	001-37611	2.2	March 31, 2020
2.3#	Form of Certificate of Designation of Series A Preferred Shares	F-1/A	333-245405	4.2	September 28, 2020
2.4#	Form of Warrant Agency Agreement (including Form of Warrant)	F-1/A	333-245405	4.3	September 28, 2020
2.5#	Form of Underwriter’s Warrant (Common Share Warrant)	F-1/A	333-245405	4.4	September 28, 2020
2.6#	Form of Underwriter’s Warrant (Series A Preferred Shares)	F-1/A	333-245405	4.5	September 28, 2020
2.7#	Form of Underwriter’s Warrant (Common Shares Warrant)	F-1	333-253741	4.6	March 1, 2021

4.1#	Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	F-4	333-203598	10.3	September 4, 2015
4.1.1#	First Amendment dated August 9, 2016, to the Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	20-F	001-37611	4.1.1	March 28, 2017
4.1.2#	Second Amendment dated March 18, 2020, to the Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	20-F	001-37611	4.1.2	March 31, 2020
4.2#	Form of Ship Management Agreement with International Tanker Management Ltd.	F-4	333-203598	10.4	September 4, 2015
4.6#	Form of 2015 Equity Incentive Plan	F-4	333-203598	10.12	September 4, 2015
4.7#	Form of Indemnification Agreement	F-4	333-203598	10.13	September 4, 2015
4.11#	Loan Agreement dated July 8, 2020 by and between Alpha Bank S.A., as lender, and Seventhone Corp., as borrower	F-1	333-245405	10.13	August 13, 2020
4.12#	Corporate Guarantee dated July 8, 2020 by and between Pyxis Tankers Inc., as guarantor, and Alpha Bank S.A., as lender, in respect of the Loan Agreement dated July 8, 2020, by and between Alpha Bank S.A. and Seventhone Corp.	F-1	333-245405	10.13.1	August 13, 2020
4.14#	Loan Agreement, dated March 29, 2021, by and among Alpha Bank S.A. and Eighthone Corp.	20-F	001-37611	4.17	April 12, 2021
4.15#	Amendment dated June 25, 2021 to the Loan Agreement dated July 8, 2020 by and between Alpha Bank S.A., as lender, and Seventhone Corp., as borrower.	6-K	001-37611	99.3	July 12, 2021
4.17*	Loan Agreement, dated March 10, 2023, by and among Piraeus Bank S.A. and Tenthone Corp.
8.1*	List of Subsidiaries
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
15.2*	Consent of Independent Registered Public Accounting Firm
15.3*	Consent of Drewry Shipping Consultants Ltd.

101* The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as at December 31, 2021 and 2022;

(ii) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2020, 2021 and 2022;

(iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2020, 2021 and 2022;

(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2021 and 2022;

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

Date: April 12, 2023

PYXIS TANKERS INC.

98

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Pyxis Tankers Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Pyxis Tankers Inc. and subsidiaries (the Company) as of December 31, 2022, the related consolidated statements of comprehensive net income/(loss), stockholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of insurance claim receivable

As discussed in Note 6 to the consolidated financial statements, in February 2022, the Company’s vessel “Pyxis Epsilon” experienced a grounding at port which resulted in damages to the vessel. The Company claimed the repair and other expenses it incurred in relation to the grounding from the vessel’s Hull and Machinery underwriters. As of December 31, 2022, an amount of US$ 608 thousand, out of a total claimed amount of US$2,022 thousand, remains unsettled and is presented as insurance claim receivable in the Company’s financial statements.

We identified the evaluation of the recoverability of the insurance claim receivable as a critical audit matter. Subjective auditor judgment and effort was required to assess the estimated recoverable amount of the insurance claim receivable due to the determination of eligibility for the claimed expenses and the length of time between when the claim was made and when it will be paid by the insurers.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of an internal control related to the assessment of the recoverability of the insurance claim receivable. We inspected a selection of invoices comprising the insurance claim receivable to evaluate the eligibility of the expense for recoverability in accordance with the underlying insurance contract. We obtained the external insurance adjuster’s report and compared the amount identified as claimable by the external adjuster with the amount recorded by the Company. We inspected evidence of cash receipts during the period and subsequent to period end for a portion of the insurance claim receivable.

/s/ KPMG Certified Auditors S.A.

We have served as the Company’s auditor since 2022.

Athens, Greece

April 12, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Pyxis Tankers Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Pyxis Tankers Inc. (the Company) as of December 31, 2021, the related consolidated statements of comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor from 2015 to 2022.

Athens, Greece

April 01, 2022,

except for the retroactive effect of the reverse stock split effected on May 13, 2022, described in Note 9 to the consolidated financial statements, as to which the date is

April 12, 2023

PYXIS TANKERS INC.

Consolidated Balance Sheets

As at December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

		December 31,
	Notes	2021	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2	$6,180	$7,563
Restricted cash, current portion	2, 8	944	376
Inventories	4	1,567	1,911
Trade accounts receivable, net	2	1,716	10,469
Vessels held-for-sale	5	8,509	—
Prepayments and other current assets		186	204
Insurance claim receivable	6	—	608
Total current assets		19,102	21,131

FIXED ASSETS, NET:
Vessels, net	5	119,724	114,185
Total fixed assets, net		119,724	114,185

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	2, 8	2,750	2,250
Financial derivative instrument	2, 11	74	619
Deferred dry dock and special survey costs, net	2, 7	912	794
Total other non-current assets		3,736	3,663
Total assets		$142,562	$138,979

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	8	$11,695	$5,829
Trade accounts payable		3,084	2,604
Due to related parties	3	6,962	1,028
Hire collected in advance	2	—	2,133
Accrued and other liabilities		1,089	967
Total current liabilities		22,830	12,561

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	8	64,880	59,047
Promissory note	3	6,000	6,000
Total non-current liabilities		70,880	65,047

COMMITMENTS AND CONTINGENCIES	12	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 449,673 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2021 and 449,473 at December 31, 2022)	9	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,613,964 shares issued and outstanding as at December 31, 2021 and 10,614,319 at December 31, 2022, respectively)	9	11	11
Additional paid-in capital	9	111,871	111,869
Accumulated deficit		(63,030)	(50,509)
Total stockholders’ equity		48,852	61,371
Total liabilities and stockholders’ equity		$142,562	$138,979

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Consolidated Statements of Comprehensive Net Income/(Loss)

For the years ended December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

		Year ended December 31,
	Notes	2020	2021	2022

Revenues, net	14	$21,711	$25,341	$58,344

Expenses:
Voyage related costs and commissions	3	(4,268)	(9,589)	(17,357)
Vessel operating expenses		(10,880)	(12,454)	(12,481)
General and administrative expenses	3	(2,378)	(2,538)	(2,508)
Management fees, related parties	3	(637)	(716)	(702)
Management fees, other		(819)	(852)	(916)
Amortization of special survey costs	7	(253)	(406)	(384)
Depreciation	5	(4,418)	(4,898)	(6,100)
Allowance for credit losses		—	(11)	(118)
Loss on vessel held for sale		—	(2,389)	—
(Loss) / Gain from the sale of vessels, net		7	—	(466)
Operating income / (loss)		(1,935)	(8,512)	17,312

Other expenses, net:
Loss from debt extinguishment	8	—	(541)	(34)
Gain / (loss) from financial derivative instruments	11	(1)	—	555
Interest and finance costs, net	13	(4,964)	(3,285)	(4,441)
Total other expenses, net		(4,965)	(3,826)	(3,920)

Net income / (loss)		$(6,900)	$(12,338)	$13,392

Dividend Series A Convertible Preferred Stock		(82)	(555)	(885)

Net income / (loss) attributable to common shareholders	10	$(6,982)	$(12,893)	$12,507

Income / (loss) per common share, basic and diluted	10	$(1.30)	$(1.43)	$1.18
Income / (loss) per common share, diluted	10	$(1.30)	$(1.43)	$1.06

Weighted average number of common shares, basic	10	5,387,031	8,994,768	10,613,672
Weighted average number of common shares, diluted	10	5,387,031	8,994,768	12,640,581

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Series A Convertible Preferred Shares		Common Stock		Additional		Total
	# of shares	Par Value	# of shares	Par Value	Paid-in Capital	Accumulated Deficit	Stockholders’ Equity

Balance January 1, 2020	—	—	5,342,568	$5	$75,170	$(43,175)	$32,000
Impact of adoption of ASU 2016-13 new accounting standard for credit losses	—	—	—	—	—	(9)	(9)
Issuance of common stock under the promissory note	—	—	65,124	—	226	—	226
Issuance of Series A Convertible Preferred shares	200,000	—	—	—	4,313	—	4,313
Conversion of Series A Convertible Preferred shares to common stock	(18,525)	—	83,027	—	—	—	—
Preferred stock dividends paid	—	—	—	—	—	(71)	(71)
Net loss	—	—	—	—	—	(6,900)	(6,900)
Balance December 31, 2020	181,475	—	5,490,719	$5	$79,709	$(50,155)	$29,559

Balance January 1, 2021	181,475	—	5,490,719	$5	$79,709	$(50,155)	$29,559
Issuance of common stock under the PIPE, net	—	—	3,571,429	4	23,115	—	23,119
Issuance of common stock under the promissory note	—	—	300,834	1	1,111	—	1,112
Issuance of Series A Convertible Preferred shares, net	308,487	—	—	—	5,563	—	5,563
Conversion of Series A Convertible Preferred Shares to common stock	(40,289)	—	180,106	—	—	—	—
Common stock from exercise of warrants	—	—	36,125	—	202	—	202
Common stock issued for vessel acquisition	—	—	1,034,751	1	2,171	—	2,172
Preferred stock dividends paid	—	—	—	—	—	(537)	(537)
Net loss	—	—	—	—	—	(12,338)	(12,338)
Balance December 31, 2021	449,673	—	10,613,964	$11	$111,871	$(63,030)	$48,852

Balance January 1, 2022	449,673	—	10,613,964	$11	$111,871	$(63,030)	$48,852
Conversion of Series A Convertible Preferred Shares to common stock	(200)	—	896	—	(1)	—	(1)
Cancellation of share	—	—	(1)	—	—	—	—
Fractional shares settlement for reverse split	—	—	(540)	—	(1)	—	(1)
Preferred stock dividends	—	—	—	—	—	(871)	(871)
Net income	—	—	—	—	—	13,392	13,392
Balance December 31, 2022	449,473	—	10,614,319	$11	$111,869	$(50,509)	$61,371

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars)

	Year ended December 31,
	2020	2021	2022
Cash flows from operating activities:
Net income/(loss)	$(6,900)	$(12,338)	$13,392
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	4,418	4,898	6,100
Amortization and write-off of special survey costs	253	406	384
Allowance for credit losses	—	11	118
Amortization and write-off of financing costs	328	247	303
Loss from debt extinguishment	—	541	34
(Gain) / loss from financial derivative instrument	1	—	(555)
Loss on vessel held for sale	—	2,389	—
Gain on sale of vessel, net	(7)	—	—
Issuance of common stock under the promissory note	169	55	—
Changes in assets and liabilities:
Inventories	(180)	(886)	(344)
Due from related parties	(9,157)	6,276	(2,940)
Trade accounts receivable, net	571	(1,064)	(8,871)
Prepayments and other assets	239	(53)	(18)
Insurance claim receivable	—	—	(608)
Special survey cost	(1,068)	—	(519)
Trade accounts payable	(939)	(618)	(227)
Hire collected in advance	(689)	(726)	2,133
Accrued and other liabilities	(69)	(34)	(108)
Net cash provided by / (used in) operating activities	$(13,030)	$(896)	$8,274

Cash flow from investing activities:
Proceeds from the sale of vessel, net	13,197	—	8,509
Payments for vessel acquisition	—	(43,005)	(2,995)
Ballast water treatment system installation	(542)	(175)	(561)
Vessel additions	(25)	(14)	—
Net cash provided by / (used in) investing activities	$12,630	$(43,194)	$4,953

Cash flows from financing activities:
Proceeds from long-term debt	15,250	59,500	—
Repayment of long-term debt	(19,909)	(35,980)	(12,030)
Gross proceeds from issuance of common stock	—	25,000	—
Common stock offering costs	(57)	(1,899)	—
Gross proceeds from the issuance of Series A Convertible Preferred units	4,571	6,170	—
Preferred shares offering costs	(260)	(548)	—
Proceeds from exercise of warrants into common shares	—	202	—
Repayment of promissory note	—	(1,000)	—
Financial derivative instrument	—	(74)	10
Payment of financing costs	(265)	(907)	(20)
Preferred stock dividends paid	(69)	(537)	(871)
Fractional shares paid	—	—	(1)
Net cash (used in) / provided by financing activities	$(739)	$49,927	$(12,912)

Net (decrease) / increase in cash and cash equivalents and restricted cash	(1,139)	5,837	315
Cash and cash equivalents and restricted cash at the beginning of the period	5,176	4,037	9,874
Cash and cash equivalents and restricted cash at the end of the period	$4,037	$9,874	$10,189

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars)

	Year ended December 31,
SUPPLEMENTAL INFORMATION:	2020	2021	2022

Cash paid for interest	$4,432	$2,929	$3,912
Non-cash financing activities – issuance of common stock under the promissory note	226	1,055	—
Non-cash financing activities – Promissory Note increase financing acquisition of vessel “Pyxis Lamda”	—	3,000	—
Non-cash financing activities – issuance of common stock financing acquisition of vessel “Pyxis Lamda”	—	2,172	—
Unpaid portion for common stock offering costs and issuance of preferred shares	35	77	—
Unpaid portion of financing costs	—	412	—
Unpaid portion of vessel additions	—	15	—
Unpaid portion of Ballast water treatment system installation	174	16	—
Unpaid portion of acquisition of vessel “Pyxis Lamda”	—	2,995	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

1. Basis of Presentation and General Information:

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. As of December 31, 2022, Pyxis owns 100% ownership interest in the following five vessel-owning companies:

●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of Malta (“Fourthone”);

●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”);

●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone”);

●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone”);

●	ELEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eleventhone” and collectively with Secondone, Thirdone, Fourthone, Seventhone, Eighthone and Tenthone the “Vessel-owning companies”).

Pyxis also currently own 100% ownership interest in the following non-vessel owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of the Marshall Islands (“Secondone”) that owned the Northsea Alpha that was sold to an unaffiliated third party on January 28, 2022;

●	THIRDONE CORPORATION LTD, established under the laws of the Republic of the Marshall Islands (“Thirdone”) that owned the Northsea Beta that was sold to an unaffiliated third party on March 1, 2022;

●	SIXTHONE CORP., established under the laws of the Republic of the Marshal Islands (“Sixthone”) that owned the vessel “Pyxis Delta” that was sold to an unaffiliated third party on January 13, 2020 and,

●	MARITIME TECHNOLOGIES CORP, established under the laws of Delaware.

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning Company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha (sold)	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta (sold)	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou (sold)	50,667	2009	02/16/2009
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015
Tenthone	04/22/2021	Pyxis Karteria	46,652	2013	07/15/2021
Eleventhone	11/09/2021	Pyxis Lamda	50,145	2017	12/20/2021

Secondone, Thirdone and Fourthone were initially established under the laws of the Republic of the Marshall Islands, under the names SECONDONE CORP., THIRDONE CORP. and FOURTHONE CORP., respectively. In March and April 2018, these vessel-owning companies completed their re-domiciliation under the jurisdiction of the Republic of Malta and were renamed as mentioned above. In December 2022, Secondone and Thirdone re-domiciled again under the jurisdiction of the Republic of the Marshall Islands. For further information, please refer to Note 8. Northsea Alpha, Northsea Beta and Pyxis Malou was sold to an unaffiliated third party on January 28, 2022, March 1, 2022 and March 23, 2023 respectively.

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Pyxis and its wholly-owned subsidiaries (collectively the “Company”), as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022.

All of the Company’s vessels are double-hulled and are engaged in the transportation of refined petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. The vessels “Northsea Alpha” and “Northsea Beta” are small tanker sister ships and “Pyxis Malou”, “Pyxis Theta”, “Pyxis Epsilon”, “Pyxis Karteria” and “Pyxis Lamda”, are medium-range tankers.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

1. Basis of Presentation and General Information: -Continued:

Prior to the consummation of the transactions discussed below, Mr. Valentios (“Eddie”) Valentis was the sole ultimate stockholder of Pyxis and certain vessel-owning companies, holding all of their issued and outstanding share capital through Maritime Investors. Specifically, Maritime Investors owned directly 100% of Pyxis, Secondone and Thirdone, and owned indirectly (through the intermediate holding company PYXIS HOLDINGS INC. (“Holdings”)) 100% of Fourthone, Sixthone, Seventhone and Eighthone.

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

As of December 31, 2022, Mr. Valentis beneficially owned approximately 54.0% of the Company’s common stock.

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

December 31, 2021 and 2022

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

(c) Comprehensive Income / (Loss): The Company follows the provisions of ASC 220 “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Company had no transactions which affect comprehensive income/(loss) during the years ended December 31, 2020, 2021 and 2022 and, accordingly, comprehensive income/(loss) was equal to net loss.

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

(f) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the claim is not subject to litigation. The Company assessed the provisions of ASC 326 regarding the collectability of insurance claims recoveries and concluded that there is no material impact on the Company’s Consolidated Financial Statements as of the date of the adoption of ASC 326 on January 1, 2021 and as of December 31, 2021 and 2022, and thus no provision for credit losses was recorded as of those dates.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: – Continued:

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

(h) Cash and Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Restricted cash is associated with pledged retention accounts in connection with the loan repayments and minimum liquidity requirements under the loan agreements discussed in Note 8 and is presented separately in the accompanying Consolidated Balance Sheets. The Company assessed the provisions of ASC 326 for cash equivalents and restricted cash and concluded that there is no impact on the Company’s Consolidated Financial Statements as of the date of the adoption of ASC 326 on January 1, 2020 and as of December 31, 2021 and 2022 and thus no provision for credit losses was recorded as of those dates.

(i) Income Taxes: Neither Pyxis Tankers Inc. nor any of its subsidiaries are subject to income taxes. More specifically, under the laws of the Republic of the Marshall Islands, the country of incorporation of the Company and certain of the Company’s vessel-owning companies, and/or the vessels’ registration, the vessel-owning companies and Pyxis Tankers Inc. as well are not liable for any income tax on their income. Instead, a non-income-based tax is levied in certain of the countries where the vessels trade based on their tonnage, which is included in Vessel operating expenses in the accompanying Consolidated Statements of Comprehensive Income/(Loss).

Under the laws of the Republic of Malta, the country of incorporation of certain of the Company’s other vessel-owning companies, and/or the vessels’ registration, these vessel-owning companies are not liable for any income tax on their income derived from shipping operations.

The vessel-owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file income tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. The Company believes that based on current legislation the relevant vessel-owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related vessel-owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel-owning companies are residents of a country granting an equivalent exemption to U.S. persons. The Company and each of its subsidiaries expects it qualifies for this statutory tax exemption for the 2022, 2021 and 2020 taxable years (the tax years that remain subject to examination), and the Company takes this position for United States federal income tax return reporting purposes.

(j) Inventories: Inventories consist of lubricants and bunkers (where applicable) on board the vessels, which are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out (“FIFO”) method.

(k) Trade Accounts Receivable, Net: Under spot charters, the Company normally issues its invoices to charterers at the completion of the voyage. Invoices are due upon issuance of the invoice. Since the Company satisfies its performance obligation over the time of the spot charter, the Company recognizes its unconditional right to consideration in trade accounts receivable, net of an allowance for credit losses. Trade accounts receivable from spot charters as of December 31, 2021 and 2022, amounted to $1,736 and $10,572, respectively. The allowance for expected credit losses at December 31, 2021 and 2022 was $20 and $138, respectively (Note 2(l)). Under time charter contracts, the Company normally issues invoices on a monthly basis 30 days in advance of providing its services. Trade accounts receivable from time charters as of December 31, 2021 and 2022, amounted to nil and $35, respectively. Hire collected in advance includes cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. The hire collected in advance as of December 31, 2021 and 2022, was nil and $2,133, respectively and concerns hire received in advance from time charters.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: – Continued:

The adoption of ASC 326 primarily impacted trade receivables recorded on Consolidated Balance Sheet. In particular, the Company assessed that any impairment of receivables arising from operating leases, i.e. time charters, should be accounted for in accordance with Topic 842, Leases, and not in accordance with Topic 326. Impairment of receivables arising from voyage charters, which are accounted for in accordance with Topic 606, Revenues from Contracts with Customers, are within the scope of Subtopic 326 and must therefore be assessed for expected credit losses. The Company assessed collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considered historical collectability based on past due status. The Company also considered customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as Allowance of credit losses in the Consolidated Statements of Comprehensive Income/(Loss).

As of December 31, 2021 and December 31, 2022, the Company concluded on an expected credit loss rate of 0.1% and 1.3% on the total outstanding receivables arising from voyage charters and 2.8% and 1.6% on outstanding receivables from demurrages. Management monitors its trade receivables on a daily and on a charter-by charterer basis in order to determine if adjustments are necessary in the expected credit loss rate. For the year ended December 31, 2020 no additional allowance was warranted, other than that recognized as of January 1, 2020 upon adoption of ASC326. For the year ended December 31, 2021 and December 31, 2022, additional allowance of $11 and $118 was recognized and included in the accompanying Consolidated Statement of Comprehensive Income/(Loss) for the related year.

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

(n) Impairment of Long-Lived Assets: The Company reviews its long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount plus the unamortized dry-dock and survey balances of these assets may not be recoverable.

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

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: – Continued:

To the extent impairment indicators are present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed days and an estimated daily time charter rate for the unfixed days (based on the most recent seven year historical average rates over the remaining estimated useful life of the vessels), expected outflows for vessels’ operating expenses, planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, pursuant to the Company’s existing group management agreement, and fleet utilization of 90.0% and 82.0% for the unfixed days of eco-design and eco modification vessels respectively, 98.6% for the fixed days and 4% less including scheduled off-hire days for planned dry-dockings and vessel surveys, based on historical experience. The residual value used in the impairment test is estimated to be approximately $0.34 per lightweight ton in accordance with the vessels’ depreciation policy.

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

The review of the carrying amounts plus the unamortized dry-dock and survey balances in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2020, 2021 and 2022, did not indicate any impairment charge.

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

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or its designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the consolidated statement of comprehensive income/(loss). If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the current period’s consolidated statement of comprehensive income/(loss) as financial income or expense.

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

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: – Continued:

Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as Assets held-for-sale and are not recoverable as of the date of such classification are immediately written-off and included in the resulting loss on vessels held-for-sale.

(r) Financing Costs: Costs associated with new loans or refinancing of existing ones, which meet the criteria for debt modification, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as a direct deduction from the carrying amount of the debt liability. Such costs are deferred and amortized to Interest and finance costs in the Consolidated Statements of Comprehensive Income/(Loss) during the life of the related debt using the effective interest method. For loans repaid or refinanced that meet the criteria of debt extinguishment, the difference between the settlement price and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) is recognized as a gain or loss in the Consolidated Statement of Comprehensive Income/(Loss). Commitment fees relating to undrawn loan principal are expensed as incurred.

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

The computation of diluted income/(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants and shares issued under the equity incentive plan and the Promissory Note. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the Series A Convertible Preferred Shares into common shares. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. As the Company reported losses for the years ended December 31, 2020 and 2021, the effect of any incremental shares would be antidilutive and thus excluded from the computation of loss per share, however for the year ended December 31, 2022 the effect of any incremental shares dilutes the income per share and have been included.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: – Continued:

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

As of December 31, 2022, the Company had a working capital surplus of $8,570 defined as current assets minus current liabilities. The Company considered such surplus in conjunction with the future market prospects and potential future financings. As of the filing date of these Consolidated Financial Statements, the Company believes that it will be in a position to cover its liquidity needs for the next 12-month period through the generated cash from the vessels’ operations. The Company believes that will be in compliance with the financial and security collateral cover ratio covenants under its existing debt agreements for the next 12-month period.

(w) Revenues, net: The Company generates its revenues from charterers. The vessels are chartered using either spot charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate.

The following table presents the Company’s revenue disaggregated by revenue source, net of commissions, for the years ended December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022
Revenues derived from spot charters, net	$7,022	$13,711	$39,099
Revenues derived from time charters, net	14,689	11,630	19,245
Revenues, net	$21,711	$25,341	$58,344

Revenue from customers (ASC 606): The Company assessed its contracts with charterers for spot charters and concluded that there is one single performance obligation for its spot charter, which is to provide the charterer with a transportation service within a specified time period. In addition, the Company has concluded that a spot charter meets the criteria to recognize revenue over time as the charterer simultaneously receives and consumes the benefits of the Company’s performance. The Company’s method of revenue recognition is load-to-discharge thus, there is no revenue being recognized from discharge of the prior spot charter to loading of the current spot charter and all revenue being recognized from loading of the current spot charter to discharge of the current spot charter. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the spot charter. The Company has determined that demurrage represents a variable consideration and estimates demurrage at contract inception. Demurrage income estimated, net of address commission, is recognized over the time of the charter as the performance obligation is satisfied.

Under a spot charter, the Company incurs and pays for certain voyage expenses, primarily consisting of brokerage commissions, port and canal costs and bunker consumption, during the spot charter (load-to-discharge) and during the ballast voyage (date of previous discharge to loading, assuming a new charter has been agreed before the completion of the previous spot charter). The Company recognize the voyage costs during the ballast voyage represented costs to fulfil a contract which give rise to an asset that being capitalized and amortized over the spot charter, consistent with the recognition of voyage revenues from spot charter from load-to-discharge, while voyage costs incurred during the spot charter should be expensed as incurred. With respect to incremental costs, the Company has adopted the practical expedient in the guidance and any costs to obtain a contract will be expensed as incurred, for the Company’s spot charters that do not exceed one year. Vessel operating expenses are expensed as incurred.

In addition, pursuant to this standard and the Leases standard (discussed below), the Company presents Revenues net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying Consolidated Statements of Comprehensive Income/(Loss).

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: – Continued:

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

Leases: The Company has assessed our time charter contracts under the criteria imposed by ASC 842 and have concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. The Company has concluded that the criteria for not separating the lease and non-lease components of our time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels, is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. After the lease commencement date, the Company evaluate lease modifications, if any, that could result in a change in the accounting for leases. For a lease modification, an evaluation is performed to determine if it should be treated as either a separate lease or a change in the accounting of an existing lease. Brokerage and address commissions on time charter revenues are deferred and amortized over the related voyage period, to the extent revenue has been deferred, since commissions are earned as revenues earned, and are presented in voyage expenses and as a reduction to voyage revenues (see above), respectively. Vessel operating expenses are expensed as incurred. As per the accounting policy election, the Company do not recognize contract fulfillment costs for time charters under ASC 340-40.

Revenues for the years ended December 31, 2020, 2021 and 2022, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

Charterer	Year ended December 31,
	2020	2021	2022
A	58%	27%	—
B	—	—	41%
C	16%	17%	27%
D	—	12%	—
Total	74%	56%	68%

The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $738 and $8,834 as of December 31, 2021 and 2022, respectively.

(x) Restricted Cash: The Company follows the provisions of ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that the statement of cash flows explain the change in the total of cash and cash equivalents and restricted cash. Restricted cash of $2,417, $3,694 and $2,626 as at December 31, 2020, 2021 and 2022, respectively, has been aggregated with cash and cash equivalents in both the beginning-of-year and end-of-year line items of the consolidated statements of cash flows for each of the periods presented (Notes 2 and 8). The implementation of this update has no impact on the Company’s Consolidated Balance Sheet and consolidated statement of comprehensive income/(loss).

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the accompanying Consolidated Balance Sheets that are presented in the accompanying consolidated statement of cash flows for the years ended December 31, 2020, 2021 and 2022.

	December 31,
	2020	2021	2022
Cash and cash equivalents	$1,620	$6,180	$7,563
Restricted cash, current portion	—	944	376
Restricted cash, net of current portion	2,417	2,750	2,250
Total cash and cash equivalents and restricted cash	$4,037	$9,874	$10,189

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: – Continued:

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

On July 8, 2020, Seventhone entered into a $15,250 secured loan agreement with a new lender, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility, which was fully settled on the same day. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” and concluded that the transaction should be accounted for as debt extinguishment (Note 8). Upon repayment of this loan facility, the Company did not incur any additional fees related to the extinguishment.

On March 30, 2021, Eighthone’s entered into a $17,000 secured loan with aa new lender to partly refinance the outstanding indebtedness of $24,000 under the previous credit facility.cf. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” and concluded that the transaction should be accounted for as debt extinguishment (Note 8). Upon repayment of this loan in full, the Company incurred a loss on debt extinguishment of approximately $458 containing an early repayment fee and a write-off of the unamortized deferred finance fees related to the extinguishment. This loss is included in “Loss from debt extinguishment” in the accompanying Consolidated Statement of Comprehensive Income /(Loss).

Upon repayment of the credit facility referred above, the maturity date for the Promissory Note (Note 3) became March 30, 2022. The existing Promissory Note was restructured and amended as of May 27, 2021 on the following basis: a) repayment on June 17, 2021 of $1,000 in principal and $433 for accrued interest, b) conversion on June 17, 2021 of $1,000 of principal into 272,766 restricted common shares of the Company and c) remaining balance of $3,000 in principal will have a maturity date of April 1, 2023 and interest shall accrue at annual rate of 7.5%, since June 17, 2021, payable quarterly in cash. Furthermore, and in conjunction with the acquisition of the “Pyxis Lamda”, the Promissory Note was further amended on December 20, 2021, increasing the principal balance from $3,000 to $6,000 with maturity date on April 1, 2024.

Also, the Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” for both transactions with respect to the Promissory Note and concluded that the first should be accounted for as a debt modification and the second as a debt extinguishment. Upon the aforementioned Promissory Note amendment, the Company did not recognize any loss or gain on debt extinguishment, as these transactions incurred additional fees or finance fee write-offs

On December 20, 2021, the Company entered into a new $29,000 senior loan facility with an existing lender, under which borrowings, an amount of $7,320 was used to refinance Fourthone’s existing indebtedness secured by the “Pyxis Malou”. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” and concluded that the transaction should be accounted for as debt extinguishment (Note 8). Upon repayment of this loan in full, the Company incurred a loss on debt extinguishment of approximately $83 containing an early repayment fee and a write off of the unamortized deferred finance fees related to the extinguishment and is included in Loss from debt extinguishment in the accompanying Consolidated Statement of Comprehensive Income/(Loss).

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: – Continued:

(aa) Distinguishing Liabilities from Equity: The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. The Company in its assessment for the accounting of the Series A Convertible Preferred Shares and warrants issued in connection with the October 13, 2020 public offering and the July 16, 2021, follow-on offering, has taken into consideration ASC 480 “Distinguishing liabilities from equity” and determined that the Series A Convertible Preferred Shares and warrants should be classified as equity instead of liability (Note 9). The Company further analyzed key features of the Series A Convertible Preferred Shares and detachable warrants to determine whether these are more akin to equity or to debt and concluded that the Series A Convertible Preferred Shares and warrants are equity-like. In its assessment, the Company identified certain embedded features and examined whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed.

(ab) New Accounting Pronouncements – Not Yet Adopted: In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-10 can be adopted as of March 12, 2020 through December 31, 2022. As of December 31, 2022, the Company has not yet elected any optional expedients provided in the standard. The Company will apply the accounting relief as relevant contract and hedge accounting relationship modifications are made during the reference rate reform transition period. The Company has not modified yet any contract to replace LIBOR with SOFR and will continue to monitor and evaluate its contracts and the effects of this standard on its consolidated financial position, results of operations, and cash flows. However the Company does not expect any significant impact as a result of adopting this standard.

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

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: – Continued:

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

The Ship-management Fees and the Administration Fees are adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year. On August 9, 2016, the Company amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-management Fees and the Administration Fees, which will remain, for the particular calendar year, as per the previous calendar year. For 2020, the average rate in Greece was a deflation of 1.24% and, as a result, no adjustment was made to the Ship-management Fees and the Administration Fees for 2021. The average inflation rate in Greece in 2021 was 1.23% and, as a result, an adjustment to the Ship-management Fees and the Administration Fees have been made effective January 1, 2022. Effective January 1, the Ship-Management Fees and the Administration Fees for 2023 were increased by 9.65% in line with the average inflation rate in Greece in 2022 and were approximately $368 per day per ship and $1.8 million annually, respectively.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

3. Transactions with Related Parties: – Continued:

The following amounts were charged by Maritime pursuant to the head management and ship-management agreements with the Company, and are included in the accompanying Consolidated Statements of Comprehensive Income/(Loss):

	Year ended December 31,
	2020	2021	2022
Included in Voyage related costs and commissions
Charter hire commissions	$276	$322	$735

Included in Management fees, related parties
Ship-management Fees	637	716	702

Included in General and administrative expenses
Administration Fees	1,632	1,632	1,652

Total	$2,545	$2,670	$3,089

As of December 31, 2021 and 2022, there was a balance due from Maritime of $3,967 and due to Maritime of $1,028, respectively. Relevant balances are reflected in Due to related parties, respectively, in the accompanying Consolidated Balance Sheets. The balance with Maritime is interest free and with no specific repayment terms.

On October 28, 2015, the Company issued a Promissory Note in favor of Maritime Investors in the amount of $2,500 with an interest rate payable of 2.75% and maturity of January 15, 2017. Certain amendments were made increasing the principal balance to $5,000 extending the maturity date to March 31, 2020 and the interest rate to 4.5%. On May 14, 2019, the Company entered into a second amendment to the Amended & Restated Promissory Note which (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the credit facility of Eighthone with Entrust Global Permal (the “Credit Facility”) on September 2023 (see Note 8), b) January 15, 2024 and c) repayment of any Paid-In-Kind (“PIK”) interest and principal deficiency amount under the Credit Facility, and (ii) increased the interest rate to 9.0% per annum of which 4.5% would be paid in cash and 4.5% would be paid in common shares of the Company calculated on the volume weighted average closing share price for the 10 day period immediately prior to each quarter end. The new interest rate was effective from April 1, 2019. After the repayment restrictions were lifted per the Credit Facility, the Company, at its option, could continue to pay interest on the Promissory Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash.

During 2021, the Promissory Note was restructured and amended as of May 27, 2021, on the following basis: a) repayment on June 17, 2021 of $1,000 in principal and $433 for accrued interest, b) settlement on June 17, 2021 of $1,000 of principal with the issuance 272,766 restricted common shares of the Company computed on the volume weighted average closing share price for the 10 day period commencing one day after its public distribution of first quarter, 2021 financial results press release (i.e. the period from June 3 to June 16, 2021 at $3.6660) and c) remaining balance of $3,000 in principal having a maturity date of April 1, 2023 and interest shall accrue at annual rate of 7.5%, since June 17, 2021, payable quarterly in cash, thereafter. In conjunction with the acquisition of the vessel “Pyxis Lamda” the Promissory Note was further amended on December 20, 2021, increasing the principal balance from $3,000 to $6,000 and extending the maturity date to April 1, 2024. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” for both transactions and concluded that the first should be accounted for as a debt modification and the second as a debt extinguishment. None of these transactions incurred additional fees or finance fee write-offs. With respect to the $1,000 of principal that was to be settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) and followed the guidance in ASC 835-30 to accrue the liability to the redemption amount using the interest method.

On November 15, 2021, the Company signed a Memorandum of Agreement to acquire from an entity related to the family of the Company’s Chairman and Chief Executive Officer, the “Pyxis Lamda”, a 2017-built 50,145 dwt. eco-efficient MR that was constructed at SPP Shipbuilding Co. Ltd. (“SPP”) in South Korea, for $32,000. The fair value of the acquisition of the Pyxis “Lamda” amounted to $31,172 (Note 5) and consisted of $21,680 senior loan facility that matures in seven years and is secured by the vessel (Note 8), $3 million, at fair value, under an amended unsecured Promissory Note due 2024, the issuance of 1,034,751 of the Company’s common shares having a fair value of $2.17 million on the delivery date of the vessel on December 20, 2021 and $4.32 million cash on hand. Of the amount payable in cash, $1,325 was settled in December 2021 and the balance of $2,995 was included in Due to related parties in the accompanying 2021 Consolidated Balance Sheet. The balance was cash settled on January 10, 2022.

On February 10, 2023 we repaid $3 million of the $6 million 7.5% promissory note due Maritime Investors Corp., an affiliate of Mr. Valentis. The remaining balance of this obligation was repaid on March 14, 2023.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

3. Transactions with Related Parties: – Continued:

Interest charged on the Promissory Note for the years ended December 31, 2020, 2021 and 2022, amounted to $452, $335 and $450, respectively, and is included in Interest and finance costs, net (Note 13) in the accompanying Consolidated Statements of Comprehensive Income/(Loss). Of the total interest charged on the Promissory Note during the year ended December 31, 2020, $226 was paid in cash during 2021 and the remaining amount of $226 was settled in common shares. Of the amount settled in common shares, $169 was settled in common shares during 2020 and the remaining amount of $57 was settled in January 2021. Of the total interest charged on the Promissory Note during the year ended December 31, 2021, $216 was paid in cash, $64 was payable in cash and included in the “Accrued and other liabilities” in the accompanying Consolidated Balance Sheets. The remaining amount of $55 was settled in common shares during 2021. The payable in cash amount of $64 was paid in January 2022. Of the total interest charged on the Promissory Note during the year ended December 31, 2022, $337 was paid in cash, $113 was payable in cash and included in the “Accrued and other liabilities” in the accompanying Consolidated Balance Sheets. The payable in cash amount of $113 was paid in January 2023.

With respect to the portion of interest that was to be settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) and followed the guidance in ASC 835-30 to accrue the liability to the redemption amount using the interest method.

The outstanding balance of the Promissory Note as of December 31, 2021 and 2022, amounting to $6,000 and is separately reflected in the accompanying Consolidated Balance Sheets under non-current liabilities.

4. Inventories:

The amounts in the accompanying Consolidated Balance Sheets are analyzed as follows:

	December 31,
	2021	2022
Lubricants	$552	$617
Bunkers	1,015	1,294
Total	$1,567	$1,911

5. Vessels, net:

The amounts in the accompanying Consolidated Balance Sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2021	$109,208	$(25,434)	$83,774

Vessel acquisition - “Pyxis Karteria”	20,000	—	20,000
Vessel acquisition - “Pyxis Lamda”	31,172	—	31,172
Vessel additions	45	—	45
Transfer to vessels held for sale	(12,250)	1,881	(10,369)
Depreciation	—	(4,898)	(4,898)
Balance December 31, 2021	$148,175	$(28,451)	$119,724

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2022	$148,175	$(28,451)	$119,724

BWTS installation	561	—	561
Depreciation	—	(6,100)	(6,100)
Balance December 31, 2022	$148,736	$(34,551)	$114,185

On July 15, 2021, the Company took delivery of the “Pyxis Karteria”, a medium range product tanker of 46,652 dwt built in 2013 at Hyundai Mipo shipyard in South Korea. The purchase consideration of $20 million was funded by a combination of cash and a $13,500 bank loan that matures in seven years and is secured by the vessel (Note 8).

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

5. Vessels, net: – Continued:

On December 20, 2021, the Company took delivery of the “Pyxis Lamda”, a 50,145 dwt medium range product tanker built in 2017 at SPP Shipbuilding in South Korea. The “Pyxis Lamda” was acquired from an entity related to the family of the Company’s Chairman and Chief Executive Officer, as discussed in Note 3 above, for a purchase price of $32,000 in accordance with the Memorandum of Agreement. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January 2022. The Company financed the vessel with i) a new $21,680 senior loan facility that matures in seven years and is secured by the vessel, as discussed in Note 8, ii) the assumption of a liability of $3 million, at fair value, under the amended unsecured Promissory Note due 2024, as discussed in Note 3, iii) the issuance of 1,034,751 of the Company’s common shares at an average price per share of $2.8992 and iv) $4,320 cash on hand. The fair value of these shares on the delivery date of the vessel, on December 20, 2021, amounted to $2,172. Accordingly, the fair value of the consideration for the acquisition of the “Pyxis Lamda” amounted to $31,172. As of December 31, 2021, the outstanding balance relating to the aforementioned acquisition amounted to $2,995 and is included in Due to related parties in the accompanying 2021 Consolidated Balance Sheet (Note 3) and was cash settled on January 10, 2022.

On December 23, 2021, the Company entered into an agreement with a third-party to sell the small tankers, “Northsea Alpha” and “Northsea Beta”. Considering the required criteria by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessels as “held for sale”, the Company concluded that all the criteria were met for both vessels. As at December 31, 2021, the aggregate amount of $8,509 was separately reflected in Vessel held-for-sale on the Consolidated Balance Sheets, representing the estimated fair market value of the vessel based on the vessel’s sale price, net of costs to sell. The difference between the estimated fair value less costs to sell of each vessel and the respective vessel’s carrying value plus the unamortized balance of its associated dry-docking cost, amounting to $2,389, was written-off and included in the Consolidated Statement of Comprehensive Income/(Loss) for the year ended December 31, 2021 and classified as “Loss on vessels held-for-sale”. On January 28, 2022 and March 1, 2022, the “Northsea Alpha” and “Northsea Beta”, respectively, were sold. The aggregate sale price for the vessels was $8,900 of which, $5,780 was used for the prepayment of the “Northsea Alpha” and “Northsea Beta” loan facility and the balance for working capital.

As of December 31, 2020, 2021 and 2022, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amounts were fully recoverable for the Company’s vessels held and used and, consequently, no impairment charge was deemed necessary for the years ended December 31, 2020, 2021 and 2022.

As of December 31, 2021, additions amounted to $45, of which, $14 was paid in 2021 and $31 is accrued and remains unpaid as of such date. As of December 31, 2022, additions net amounted to $561 of which $562 related to the ballast water treatment system installation of the “Pyxis Lamda” and $1 related to credits for previous years of the “Pyxis Epsilon”. All the ballast water treatment system cost was paid during the year.

Subsequent on March 23, 2023 we sold the “Pyxis Malou”, the 2009 built 50,667 dwt. MR product tanker, for a sale price of $24.8 million in cash to an unaffiliated buyer located in the United Kingdom. After the repayment of the outstanding indebtedness secured by this vessel and the payment of various transaction costs, the Company received cash proceeds of approximately $18.9 million, which could be used for general corporate purposes, including additional debt repayment.

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 8.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

6. Insurance claim receivable

In February 2022, the “Pyxis Epsilon” experienced a brief grounding at port which resulted in minor damages to the vessel. The vessel was off-hire for 43 days including shipyard repairs and returned to commercial employment at the end of March 2022. As of the date of this Annual report, the outstanding balance of this insurance claim is $288 out of a total claimed amount of $2,022.

7. Deferred dry dock and special survey costs, net:

The movement in deferred charges, net, in the accompanying Consolidated Balance Sheets are as follows:

Dry docking costs	2020	2021	2022

Balance January 1,	$779	$1,594	$912
Additions	1,068	253	266
Amortization of special survey costs	(253)	(406)	(384)
Transfer to vessels held for sale	—	(529)	—
Balance December 31,	$1,594	$912	$794

The amortization of the special survey costs is separately reflected in the accompanying Consolidated Statements of Comprehensive Income/(Loss).

8. Long-term Debt:

The amounts shown in the accompanying Consolidated Balance Sheets at December 31, 2021 and 2022, are analyzed as follows:

	December 31,
Vessel (Borrower)	2021	2022
(a) “Northsea Alpha” (Secondone)	$2,890	$—
(a) “Northsea Beta” (Thirdone)	2,890	—
(b) “Pyxis Malou” (Fourthone)	7,320	6,616
(c) “Pyxis Theta” (Seventhone)	13,750	12,550
(d) “Pyxis Epsilon” (Eighthone)	16,100	14,900
(e) “Pyxis Karteria” (Tenthone)	13,150	11,800
(b) “Pyxis Lamda” (Eleventhone)	21,680	19,884
Total	$77,780	$65,750

Current portion	$12,030	$6,100
Less: Current portion of deferred financing costs	(335)	(271)
Current portion of long-term debt, net of deferred financing costs, current	$11,695	$5,829

Long-term portion	$65,750	$59,650
Less: Non-current portion of deferred financing costs	(870)	(603)
Long-term debt, net of current portion and deferred financing costs, non-current	$64,880	$59,047

(a) Each of Secondone’s and Thirdone’s outstanding loan balance at December 31, 2021, amounting to $2,890, was repayable in 5 remaining quarterly installments of $100 each amounting to $500 in the aggregate, the first falling due in February 2022, and the last installment accompanied by a balloon payment of $2,390 falling due in February 2023.

On December 23, 2021, the Company entered into an agreement with a third-party to sell the small tankers, “Northsea Alpha” and “Northsea Beta” and the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessels “Northsea Alpha” and “Northsea Beta” as “held for sale” were met. As at December 31, 2021, upon classification of “Northsea Alpha” and “Northsea Beta” as vessels held-for-sale, the aggregate outstanding loan balances of $5,780 was classified in the Consolidated Balance Sheets under the line item “Current portion of long-term debt, net of deferred financing costs”. On January 28, 2022 and on March 1, 2022, the “Northsea Alpha” and “Northsea Beta”, respectively, were sold. The Company upon the sale of two vessels prepaid Secondone and Thirdone’s outstanding loan balance in total.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

8. Long-term Debt: – Continued:

(b) On December 20, 2021, Fourthone and Eleventhone concluded as joint and several borrowers a loan agreement with Alpha Bank in order to refinance the existing facility of the “Pyxis Malou” and to partly finance the acquisition of the “Pyxis Lamda”.

On the same date, Fourthone drew down an amount of $7,320 and fully settled the previous loan facility outstanding balance of $7,320. As of December 31, 2022, the outstanding balance of the Fourthone loan of $6,616 is repayable in 16 consecutive quarterly installments of $176 each, the first falling due in March 2023, and the last installment accompanied by a balloon payment of $3,800 falling due in December 2026.

Upon delivery of “Pyxis Lamda”, on December 20, 2021, Eleventhone drew down an amount of $21,680. As of December 31, 2022, the outstanding balance of the Eleventhone loan of $19,884 is repayable in 16 consecutive quarterly installments of $449 each, the first falling due in March 2023, and the last installment accompanied by a balloon payment of $12,700 falling due in December 2026.

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

Covenants:

●	The borrowers undertook to maintain minimum deposit with the bank of $1,500 at all times, (which shall be reduced to the amount of $1,000, comprising of $500 with respect to the “Pyxis Malou” and $500 with respect to the “Pyxis Lamda”, upon receipt of time charter employment for a period of at least six months for one of the vessels).
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrowers are entitled to distribute dividends to Pyxis. As of December 31, 2022, the requirement was met as such ratio was 36.9%, or 38.1% lower than the required threshold.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change of control shall be made directly or indirectly in the ownership, beneficial ownership, control or management of any of the borrower and the corporate guarantor or any share therein or the vessels, as a result of which less than 100% of the shares and voting rights in each borrower are owned by the corporate guarantor or less than 25% of the shares and voting rights in the corporate guarantor will remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

(c) On July 8, 2020, Seventhone entered into a $15,250 secured loan agreement with Alpha Bank, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility, which was fully settled on the same day. As of December 31, 2022, the outstanding balance of the Seventhone loan of $12,550 is repayable in 11 consecutive quarterly installments of $300 each, the first falling due in April 2023, and the last installment accompanied by a balloon payment of $9,250 falling due in July 2025. The loan bears interest at LIBOR plus a margin of 3.35% per annum.

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

Covenants:

●	The Borrower undertakes to maintain minimum deposit with the bank of $500 at all times.
●	The ratio of the Corporate Guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the Borrower is entitled to distribute dividends to Pyxis. As of December 31, 2022, the requirement was met as such ratio was 36.9%, or 38.1% lower than the required threshold.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

8. Long-term Debt: – Continued:

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

(d) As of December 31, 2022, the outstanding balance of Eighthone loan amounted to $14,900 and is repayable in 13 quarterly installments of $300 each, the first due in March 2023, and the last installment accompanied by a balloon payment of $11,000 due in March 2026. The loan bears interest at LIBOR plus a margin of 3.35% per annum.

Standard loan covenants include, among others, a minimum liquidity and a MSC. The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. Certain major covenants include, as defined in such agreement:

●	The borrower undertakes to maintain minimum deposit with the bank of $500 at all times.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis. As of December 31, 2022, the requirement was met as such ratio was 36.9%, or 38.1% lower than the required threshold.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of Eighthone or of Pyxis or any share therein or the “Pyxis Epsilon”, as a result of which less than 100% of the shares and voting rights in Eighthone or less than 20% of the shares and voting rights in Pyxis remain in the ultimate legal and beneficial owners disclosed at the negotiation of this loan agreement.

(e) On July 9, 2021, Tenthone entered into a loan agreement with lender, Vista Bank, for an amount of $13,500 loan, in order to partly finance the acquisition cost of the vessel “Pyxis Karteria”. The Company drew down the amount of $13,500 upon delivery of the vessel in July 2021.

As of December 31, 2022, the Tenthone outstanding loan balance amounting to $11,800 is repayable in 23 quarterly installments amounting to $300 each, and the last installment accompanied by a balloon payment of $4,900 falling due in July 2028. The loan bears interest at LIBOR plus a margin of 4.8% per annum.

Standard loan covenants of the Tenthone loan include, among others, a minimum liquidity and a minimum required Security Cover Ratio (“MSC”). Certain major covenants include, as defined in such agreement:

●	The Borrower undertakes to maintain minimum deposit with the bank of $250 at all times.
●	The Borrower undertakes to maintain a monthly retention account to ensure that, in each calendar month an amount equal with one third of the repayment instalment and the relevant aggregate amount of interest falling due which is payable on the next due date for payment must be transferred to the retention account.
●	MSC is to be at least 120% of the respective outstanding loan balance.
●	Not less than 20% of the ultimate beneficial ownership of (i) the shares in the Corporate Guarantor and (ii) the ultimate voting rights attaching to such shares is held directly or indirectly by the Permitted Holder.

Amounts presented in Restricted cash, current and non-current, in the Consolidated Balance Sheets are related to minimum cash and the retention account requirements imposed by the Company’s debt agreements.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

8. Long-term Debt: – Continued:

The annual principal payments required to be made after December 31, 2022, are as follows:

To December 31,	Amount
2023	$6,100
2024	6,100
2025	15,050
2026 and thereafter	38,500
Total	$65,750

Total interest expense on long-term debt and the Promissory Note for the years ended December 31, 2020, 2021 and 2022, amounted to $4,636, $2,963 and $4,148, respectively, and is included in Interest and finance costs, net (Note 13) in the accompanying Consolidated Statements of Comprehensive Income. The Company’s weighted average interest rate (including the margin) for the years ended December 31, 2020, 2021 and 2022, was 7.69%, 5.04% and 5.41% per annum, including the Promissory Note discussed in Note 3, respectively.

9. Equity Capital Structure and Equity Incentive Plan:

Effective May 13, 2022, the Company effected a four-for-one Reverse Stock Split on its issued and outstanding common stock. All share and per share amounts disclosed in the accompanying financial statements give effect to this Reverse Stock Split retroactively, for all periods presented.

The Company’s authorized common and preferred stock consists of 450,000,000 common shares, 50,000,000 preferred shares of which 1,000,000 are authorized as Series A Convertible Preferred Shares. As of December 31, 2021 and 2022, the Company had a total of 10,613,964 common shares and 10,614,319 common shares issued and outstanding, respectively and 449,673 and 449,473 Series A Convertible Preferred Shares issued and outstanding, respectively, each with a par value of USD 0.001 per share.

On October 13, 2020, the Company announced the closing of its offering of 200,000 Units at an offering price of $25.00 per Unit (the “Offering”). Each Unit was immediately separable into one 7.75% Series A Convertible Preferred Shares and eight (8) detachable Warrants, each warrant exercisable for one common share, for a total of up to 1,600,000 common shares of the Company. Each Warrant will entitle the holder to purchase one common share at an initial exercise price of $5.60 per share at any time prior to October 13, 2025 or, in case of absence of an effective registration statement, to exchange those cashless based on a formula. Any Warrants that remain unexercised on October 13, 2025, shall be automatically exercised by way of a cashless exercise on that date.

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

The Series A Convertible Preferred Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “PXSAP” and “PXSAW”, respectively.

Each Series A Convertible Preferred Share is convertible into common shares at an initial conversion price of $5.60 per common share, or 4.46 common shares, at any time at the option of the holder, subject to certain customary adjustments.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

9. Equity Capital Structure and Equity Incentive Plan: - Continued:

If the trading price of Pyxis Tankers’ common stock equals or exceeds $9.52 per share for at least 20 days in any 30 consecutive trading day period ending 5 days prior to notice, the Company can call, in whole or in part, for mandatory conversion of the Series A Convertible Preferred Shares. The holders, however, will be prohibited from converting the Series A Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding, unless a 61-day notice is delivered to the Company. The conversion price is subject to customary anti-dilution and other adjustments relating to the issuance of common shares as a dividend or the subdivision, combination, or reclassification of common shares into a greater or lesser number of common shares.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

9. Equity Capital Structure and Equity Incentive Plan: - Continued:

The Company also agreed to issue and sell to designees of the underwriter as compensation, two separate types of Underwriter’s Warrants for an aggregate purchase price of $100 (absolute amount). The warrants were issued pursuant to an Underwriting Agreement dated October 8, 2020. The first type of the Underwriter’s Warrants is a warrant for the purchase of an aggregate of 2,000 Series A Convertible Preferred Shares at an exercise price of $24.92 and the second type is a warrant for the purchase of an aggregate of 16,000 Warrants at an exercise price of $0.01, at any time on or after April 6, 2021 and prior to October 8, 2025 (the “Termination Date”). On exercise, each Underwriter Warrant allows the holder to purchase one Series A Convertible Preferred Share or one Warrant to purchase one common share of the Company at $5.60 or, in case of absence of an effective registration statement, to exchange those cashless based on a formula set in the Underwriting Agreement. Any Underwriter’s Warrants that remain unexercised on the Termination Date shall be automatically exercised by way of a cashless exercise on that date. The Underwriter’s Warrants are also subject to customary adjustment provisions similar to the detachable Warrants discussed above. The Company has accounted for Underwriter’s Warrants in accordance with ASC 718-Compensation-Stock Compensation, classified within stockholders’ equity.

The Company received gross proceeds of $5.0 million from the Offering, prior to deducting underwriting discounts and offering expenses. The net proceeds from the Offering of approximately $4.3 million were used for general corporate purposes, including working capital and the repayment of debt.

During 2020, 18,525 Series A Convertible Preferred Shares were converted into 83,027 registered common shares of the Company while no Warrants were exercised. At December 31, 2020, the Company had 181,475 outstanding Series A Convertible Preferred Shares and 1,735,040 Warrants (exclusive of 2,000 underwriter’s Warrants to purchase 2,000 Series A Convertible Preferred Shares and 16,000 underwriter’s warrant to purchase 16,000 common shares which remained outstanding as of December 31, 2020).

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

During 2021, an aggregate of 40,289 of Series A Convertible Preferred Shares were converted into 180,106 registered common shares of the Company and 144,500 Warrants were exercised for 36,125 registered common shares. The Company received $0.2 million from the Warrant exercise. At December 31, 2021, the Company had 449,673 outstanding Series A Convertible Preferred Shares and 1,590,540 Warrants (exclusive of 4,683 underwriter’s Warrants to purchase 4,683 Series A Convertible Preferred Shares and 16,000 underwriter’s warrant to purchase 16,000 common shares which remained outstanding as of December 31, 2021). During 2022, an aggregate of 200 of Series A Convertible Preferred Shares were converted into 895 registered common shares of the Company while no Warrants were exercised. After December 31, 2022 through March 31, 2023 further 29,388 Series A Convertible Preferred Shares had been converted, resulting in the issuance of 131,335 PXS common shares. At December 31, 2022, the Company had 449,473 outstanding Series A Convertible Preferred Shares and 1,590,540 Warrants (exclusive of 4,683 underwriter’s Warrants to purchase 4,683 Series A Convertible Preferred Shares and 16,000 underwriter’s warrant to purchase 16,000 common shares which remained outstanding as of December 31, 2022).

Furthermore, as of December 31, 2021 and December 31, 2022, the Company had outstanding warrants which amounted to 1,590,540, (exclusive of 4,683 underwriter’s warrants to purchase 4,683 Series A Convertible Preferred Shares at an average exercise price of $24.97 and 16,000 underwriter’s warrant to purchase 16,000 common shares with exercise price $5.60. The Company has also issued to the placement agent 428,571 non-tradeable warrants for the purchase of common shares, which can be exercised commencing one hundred eighty (180) days after the closing date, or on August 23, 2021 and expire on the five-year anniversary of the closing date, or on February 24, 2026. The initial exercise price per common share was $8.75, or 125% of the offering price of the shares. As of December 31, 2021 and December 31, 2022 all the respective non-tradeable underwriter’s warrants remain outstanding.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

9. Equity Capital Structure and Equity Incentive Plan: - Continued:

On November 20, 2020, the Company paid a cash dividend of $0.1991 per share on each Series A Convertible Preferred Share for the first period in November 2020. On December 21, 2020, the Company paid a cash dividend of $0.1615 per share on each Series A Convertible Preferred Share for the month of December 2020. During the months of January through December 2021, the Company paid monthly cash dividends of $0.1615 per share for each outstanding Series A Convertible Preferred Share, which aggregated to $537 for the year ended as of December 31, 2021. During the months of January through December 2022, the Company paid monthly cash dividends of $0.1615 per share for each outstanding Series A Convertible Preferred Share, which aggregated to $871 for the year ended as of December 31, 2022.

On January 4, 2021 and April 2, 2021, following the second amendment to the Amended & Restated Promissory Note, the Company issued 16,112 and 11,957, common shares respectively, at the volume weighted average closing share price for the 10-day period immediately prior to the quarter end, to settle the interest charged on the Amended & Restated Promissory Note as discussed in Note 3.

On February 24, 2021, the Company announced that it had closed definitive securities purchase agreements with a group of investors, which resulted in gross proceeds to the Company of $25,000 before deducting placement offering expenses. The Company issued 3,571,429 shares of common stock at a price of $7.00 per share. The Company used a portion of the net proceeds from the equity offering for the repayment of the Entrust Permal loan facility (see Note 8), improvement of working capital and some of the remaining proceeds for the vessel acquisition mentioned in Note 5 above. The securities offered and sold by the Company in the private placement were subsequently registered under the Securities Act, under a resale registration statement filed with the SEC which became effective on March 11, 2021. Common stock par value and additional paid in capital increased by $4 and $23,115, respectively, from the issuance of common stock under the mentioned Private Investment in Public Equity (‘‘PIPE’’). The Company also issued to the placement agent on the closing date 428,571 non-tradeable warrants for the purchase of common shares, which can be exercised commencing one hundred eighty (180) days after the closing date, or on August 23, 2021 and expire on the five-year anniversary of the closing date, or on February 24, 2026. The initial exercise price per common share was $8.75, or 125% of the Offering Price of the Shares. As of December 31, 2021, all the respective non-tradeable underwriter’s warrants remain outstanding.

On May 14, 2021, the Company filed, with the Securities and Exchange Commission (“SEC”), a registration statement on Form F-3 (the “Shelf Registration Statement”), under which the Company may sell from time to time common stock, preferred stock, debt securities, warrants, purchase contracts and units, each as described therein, in any combination, in one or more offerings up to an aggregate dollar amount of $250.0 million. The registration statement was declared effective by the SEC on May 25, 2021.

On May 27, 2021, the existing unsecured Amended and Restated Promissory Note was restructured and amended as of May 27, 2021, on the following basis: a) repayment of $1,000 in principal, b) conversion of $1,000 of principal into 272,766 restricted common shares of the Company computed on the volume weighted average closing share price for the 10 day period commencing one day after public distribution of the first quarter of 2021 results press release, and c) the remaining balance of $3,000 in principal shall have a maturity date of April 1, 2023 and interest shall accrue at annual rate of 7.5%, since June 17, 2021, payable quarterly in cash. The transaction was accounted for as a modification of the Promissory Note pursuant to ASC 470-50. With respect to the portion of the Promissory Note that was settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g. share-settled debt) to be accounted pursuant to ASC 480-10-25-14.

On June 16, 2021, Nasdaq notified the Company of noncompliance with the minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq’s listing rules. Following this deficiency notice, the Company was not in compliance with the minimum bid price for the second half of 2021. In mid-December 2021, NASDAQ granted an additional 180-day extension until June 13, 2022 to regain compliance.

On December 20, 2021, the Company issued 1,034,751 common shares with average price of $2.8992 per common share, to finance a portion of the acquisition price of the “Pyxis Lamda”. On the delivery date of “Pyxis Lamda”,s these 1,034,751 common shares, had a fair value of $2,172. (also refer to Note 11).

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

9. Equity Capital Structure and Equity Incentive Plan: - Continued:

On May 11, 2022, following the Company’s annual shareholder meeting the board of directors of the Company approved the implementation of a reverse-split of our common shares at the ratio of one share for four existing common shares, effective May 13, 2022 (the “Reverse Stock Split”). Following the Reverse Stock Split, our common shares continued trading on the Nasdaq Capital Markets under its existing symbol, “PXS”, with a new CUSIP number, 71726130. The payment for fractional share interests in connection with the Reverse Stock Split reduced the outstanding common shares to 10,613,424 post-Reverse Stock Split. The Reverse Stock Split was undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of the common shares on the Nasdaq Capital Markets. Furthermore, following the Reverse Stock Split, (a) the Conversion Price, as defined in the certification of designation of the Company’s 7.75% Series A Cumulative Convertible Preferred Shares (NASDAQ Cap Mkts: PXSAP), was adjusted from $1.40 to $5.60 and (b) the Exercise Price, as defined in the Company’s warrants to purchase common shares (NASDAQ Cap Mkts: PXSAW), was adjusted from $1.40 to $5.60. All the share and per share information for all periods presented has been adjusted to reflect the one for four Reverse Stock Split.

The Company in order to regain compliance with NASDAQ minimum bid price, and effective May 13, 2022, effected a four-for-one Reverse Stock Split on its issued and outstanding common stock. All share and per share amounts disclosed in the accompanying financial statements give effect to this Reverse Stock Split retroactively, for all periods presented.

As of the date of this annual report, Mr. Valentis beneficially owned 5,705,730 or approximately 53.1% of our outstanding common shares.

10. Income/(Loss) per Common Share:

The amounts shown in the accompanying Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2020, 2021 and 2022, are analyzed as follows:

	Year ended December 31,
	2020	2021	2022
Net income / (loss) available to common stockholders, basic	$(6,982)	$(12,893)	$12,507
Weighted average number of common shares, basic	5,387,031	8,994,768	10,613,672
Net Income / (loss) per common share, basic	$(1.30)	$(1.43)	$1.18

Net income / (loss) available to common stockholders, diluted	$(6,982)	$(12,893)	$13,392
Weighted average number of common shares, diluted	5,387,031	8,994,768	12,640,581
Net Income / (loss) per common share, diluted	$(1.30)	$(1.43)	$1.06

As of December 31, 2021, securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect, were any incremental shares of the unexercised warrants, calculated with the treasury stock method, as well as shares assumed to be converted with respect to the Series A Convertible Preferred Shares calculated with the if-converted method. At December 31, 2020 and 2021, there were no securities that could potentially dilute basic loss per share.

11. Risk Management and Fair Value Measurements:

The principal financial assets of the Company consist of cash and cash equivalents, trade accounts receivable due from charterers and amounts due from related parties. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable and a Promissory Note.

Interest rate risk: The Company’s loan interest rates (except for the Promissory Note) are calculated at LIBOR plus a margin, as described in Note 8 above, hence, the Company is exposed to movements in LIBOR. In order to hedge its variable interest rate exposure, on January 19, 2018, the Company, via one of its vessel-owning subsidiaries, purchased an interest rate cap with one of its lenders for a notional amount of $10.0 million with a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. Similarly, on July 16, 2021, the same subsidiary purchased an additional interest rate cap for the amount of $9.6 million at a cap rate of 2% with a termination date of July 8, 2025. This cap was sold on January 25, 2023 and we realized a net cash gain of $0.5 million.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

11. Risk Management and Fair Value Measurements: - Continued:

Four of our bank loans accrue interest based on LIBOR, typically for one and three month interest periods, which has been historically volatile. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new loan agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.

In response to the discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” Our remaining bank loan accrues interest on SOFR, with optional interest periods of one, three and six months. At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates. The impact of such a transition from LIBOR to SOFR or another alternative reference rate could be significant for us.

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

Fair value: The Management has determined that the fair values of the assets and liabilities as of December 31, 2022, are as follows:

	Carrying Value	Fair Value
Cash and cash equivalents (including restricted cash)	$10,189	$10,189
Trade accounts receivable	$10,469	$10,469
Trade accounts payable	$2,604	$2,604
Long-term debt with variable interest rates, net	$65,750	$65,750
Promissory note with non-variable interest rate*	$6,000	$5,968
Due to related parties	$1,028	$1,028

*	As at December 31, 2022, Carrying Value and the Theoretical Fair Value of the Promissory Note is $6,000 and $5,968, respectively.

i.	Assets measured at fair value on a recurring basis: Interest rate cap

The Company’s interest rate cap does not qualify for hedge accounting. The Company adjusts its interest rate cap contract to fair market value at the end of every period and records the resulting gain or loss during the period in the Consolidated Statements of Comprehensive Income/(Loss). Information on the classification, the derivative fair value and the loss from financial derivative instrument included in the Consolidated Financial Statements is shown below:

	December 31,
Consolidated Balance Sheets – Location	2021	2022
Financial derivative instrument – Other non-current assets	$74	$619

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

11. Risk Management and Fair Value Measurements: - Continued:

	December 31,
Consolidated Statements of Comprehensive Income/(Loss) – Location	2021	2022
Financial derivative instrument – Fair value at the beginning of the period	$—	$74
Financial derivative instrument – Additions of the period	74	—
Financial derivative instrument – Amounts received	—	(10)
Financial derivative instrument – Fair value as at period end	74	619
Gain/(Loss) from financial derivative instrument	$—	$555

ii.	Assets measured at fair value on a recurring basis: Interest rate cap

The fair value of the Company’s interest rate cap agreement is determined based on market-based LIBOR rates. LIBOR rates are observable at commonly quoted intervals for the full term of the cap and therefore, are considered Level 2 items in accordance with the fair value hierarchy.

iii.	Assets measured at fair value on a non-recurring basis: Long lived assets held and used and held for sale

As of December 31, 2020, 2021 and 2022, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amount was fully recoverable for the Company’s vessels held and used. No impairment loss was recognized for the years ended December 31, 2020, 2021 and 2022.

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

On December 20, 2021, the Company issued 1,034,751 common shares with an average price of $2.8992 per common share, to finance a portion of the acquisition price of the “Pyxis Lamda”. The fair value of these shares on delivery date was $2,172 and was determined through Level 1 input of the fair value hierarchy, based on NASDAQ closing price of PXS share as of the same date.

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

As of December 31, 2021 and 2022, the Company did not have any other assets or liabilities measured at fair value on a non-recurring basis.

12. Commitments and Contingencies:

Minimum contractual charter revenues: The Company employs certain of its vessels under lease agreements. Time charters typically may provide for variable lease payments, charterers’ options to extend the lease terms at higher rates and termination clauses. The Company’s contracted time charters as of December 31, 2022, range from one to three months, with varying extension periods at the charterers’ option and do not provide for variable lease payments. Our time charters contain customary termination clauses which protect either the Company or the charterers from material adverse situations.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

Future minimum contractual charter revenues, gross of 1.25% address commission and 1.25% brokerage commissions to Maritime and of any other brokerage commissions to third parties, based on the vessels’ committed, non-cancelable, long-term time charter contracts as of December 31, 2022, are as follows:

Year ending December 31,	Amount
2023	$13,100
$13,100

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

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of December 31, 2022 and as of the date of the issuance of the Consolidated Financial Statements, management is not aware of any other claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying Consolidated Financial Statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

13. Interest and Finance Costs, net:

The amounts in the accompanying Consolidated Statements of Comprehensive Income/(Loss) are analyzed as follows:

	Year ended December 31,
	2020	2021	2022
Interest on long-term debt (Note 8)	$4,184	$2,628	$3,698
Interest on promissory note (Note 3)	452	335	450
Amortization of financing costs	328	247	303
Financing fees and charges	—	75	(10)
Total	$4,964	$3,285	$4,441

14. Subsequent Events:

Series A Convertible Preferred Shares Dividend Payments: During January through March 2023, the Company paid monthly cash dividends of $0.1615 per share on its outstanding Series A Convertible Preferred Shares, which aggregated to $208.

Sale of Vessel: On March 23, 2023 we sold the “Pyxis Malou”, a 2009 built 50,667 dwt. MR product tanker, for a sale price of $24.8 million in cash to an unaffiliated buyer located in the United Kingdom. After the repayment of the outstanding indebtedness secured by this vessel and the payment of various transaction costs, the Company received cash proceeds of approximately $18.9 million, which could be used for general corporate purposes, including additional debt repayment. Further, we agreed to prepay amount of $750 of the “Pyxis Lamda” loan to reduce the outstanding loan balance from $19,435 to $18,685.

Loan refinancing and Promissory Note repayment: On March 13, 2023, the Company completed the debt refinancing of the “Pyxis Karteria”, our 2013 built vessel with a $15.5 million five year secured loan from a new lender, Piraeus Bank, S.A. Loan principal is repayable over five years with quarterly amortization. The Loan is priced at SOFR plus 2.7% with standard terms and conditions. The net proceeds, after payment of closing fees and expenses, was used to repay bank debt on the vessel and the $3 million outstanding of the $6 million Promissory Note due to Maritime Investors Corp., an affiliate of Mr. Valentis. In February, 2023, $3 million of this obligation was repaid.

