Form 20-F
period 2023-12-31
Pyxis Tankers Inc.
filed 2024-04-17
CIK 1640043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Common Stock, par value U.S. $0.001 per share: 10,542,547 as of December 31, 2023

Series A Cumulative Convertible Preferred Shares, par value U.S. $0.001 per share: 403,631 as of December 31, 2023

Warrants to purchase Common Stock, par value of $0.001 per share: 1,590,540 as of December 31, 2023

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

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “would,” “could,” “projects,” “forecasts,” “predicts,” “potential”, “may,” “should” and similar expressions are forward-looking statements. All statements in this Annual Report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, in particular, the effects of the war in the Ukraine or the Red Sea conflict , our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Item 3. Key Information – D. Risk Factors” section of this Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions and compliance, including environmental and securities matters, taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

● ●	our future operating or financial results; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;

●	our continued borrowing availability under our existing and future debt agreements and compliance with the covenants contained therein;

●	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

●	our ability to successfully employ our vessels, including under time charters;

●	changes in our operating expenses, including bunker fuel prices, crewing expenses, dry docking costs, general and administrative expenses and insurance costs, including adequacy of coverage;

●	our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

●	planned, pending or recent acquisitions and divestitures, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

●	vessel breakdowns and instances of off-hire;

●	potential claims or liability from future litigation, government inquiries and investigations and potential costs due to environmental damage and vessel collisions;

●	the arrest or detention of our vessels by maritime claimants or governmental authorities;

●	any disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

●	general product tanker and dry-bulk shipping market trends, including fluctuations in charter hire rates and vessel values and their useful lives;

●	changes in supply and demand in the product tanker and dry-bulk shipping sectors, including the market for our vessels and the number of new buildings under construction;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	disruption of world trade due to rising protectionism, breakdown of multilateral trade agreements, acts of piracy, terrorism, political events, public health threats, international hostilities, including the recent conflicts between Russia and Ukraine as well as between Israel and Hamas and related instability;

●	changes in interest rates, including the impact on our debt from movements in Secured Overnight Financing Rate, or SOFR, and foreign exchange rates;

●	changes in seaborne and other transportation;

●	Severe and potentially extended weather disruptions, such as, the extreme drought conditions in Panama which has restricted the number of vessel transits through its canal;

●	business disruptions due to natural disasters and the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the tanker and dry-bulk sectors;

●	impacts of supply chain disruptions that began during the Coronavirus (“COVID-19”) pandemic and the resulting inflationary environment;

●	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery or corruption;

●	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies and the impact of climate change;

●	general domestic and international political conditions; the length and number of off-hire periods and dependence on key employees and third-party managers; and

●	other factors discussed under the “Item 3. Key Information – D. Risk Factors” in this Annual Report and please see the Company’s other filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our securities is highly speculative and involves a degree of risk. Before making an investment in our securities, you should carefully consider the risks described below, as well as other information included or incorporated by reference in this Annual report before deciding to invest in our securities. The summary of risk factors below is qualified in its entirety by the more fulsome risk factors that follow.

Summary of Risk Factors

Risks Related to Our Industry

●	World events, including the ongoing hostilities between Russia and Ukraine as well as Israel and Hamas, could adversely affect our results of operations and financial condition;
●	We operate our vessels worldwide and as a result, our vessels are exposed to international and inherent operational risks that may reduce revenue or increase expenses.
●	Our revenues are derived substantially from two industry sectors where charter hire rates for product tankers and dry-bulk carriers are cyclical and volatile.
●	Global economic conditions may negatively impact the product tanker and dry-bulk industries and our financial results and operations.
●	An over-supply of product tanker and dry-bulk capacity may lead to reductions in charter rates, vessel values and profitability.
●	An economic slowdown or changes in the economic and political environment in the Asia Pacific region and could have a material adverse effect on our business, financial condition and results of operations.
●	Changes in fuel, or bunkers, prices may adversely affect results of operations.
●	If our vessels call on ports or territories located in or operate in countries or territories that are the subject of sanctions or embargoes imposed by the United States, the European Union, the United Nations, or other governmental authorities it could result in monetary fines and penalties and adversely affect our reputation and the market price of our common shares.
●	Governments could requisition our vessels during a period of war or emergency.
●	Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.
●	We are subject to increasingly complex laws and regulations, including environmental and safety laws and regulations, which expose us to liability and significant expenditures, and can adversely affect our insurance coverage and access to certain ports as well as our business, results of operations and financial condition.
●	Climate change and greenhouse gas restrictions may adversely impact our operations, markets and capital sources.
●	Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.

Risks Related to Our Business and Operations

●	We operate in highly competitive international markets.
●	We may be unable to secure short to medium term employment for our vessels at profitable rates.
●	Present and future vessel employment could be adversely affected by an inability to clear customers’ risk assessment process.
●	A substantial portion of our revenues is derived from a limited number of customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.
●	Our growth depends on its ability to expand relationships with existing customers and obtain new customers, for which it will face substantial competition.
●	We depend on International Tanker Management (“ITM”), Pyxis Maritime Corp. (“Maritime”) and Konkar Shipping Agencies, S.A. (“Konkar Agencies”) to operate our business and our business could be harmed if they fail to perform their services and execute their responsibilities satisfactorily.
●	While the Company has two scrubber-fitted dry-bulk vessels, it does not plan to install scrubbers on its product tankers and will have to pay more for fuel which could adversely affect the Company’s business, results of operations and financial condition.
●	We may not be able to implement our business strategy successfully or manage our growth effectively.
●	If we purchase and operate of secondhand vessels, we will be exposed to start-up costs and increased operating expenses which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
●	Declines in charter rates and other market deterioration could cause us to incur vessel impairment charges.
●	Our founder, Chairman and Chief Executive Officer has affiliations with Maritime and Konkar Agencies, which may create conflicts of interest; Mr. Valentis has a majority ownership of the Company and can significantly influence the outcome of matters on which our shareholders can vote
●	Our insurance may be insufficient to cover losses that may result from our operations.

Risks Related to Our Common Stock

●	The market price of our common stock has fluctuated widely and may do so in the future.
●	Future sales of our common shares could cause the market price of our common shares to decline.
●	We may not be able to generate sufficient cash to service our obligations, including our obligations under the Series A Convertible Preferred Shares.
●	We do not intend to pay common stock cash dividends in the near future and cannot assure you that we will ever pay common stock dividends.
●	If our common stock does not meet the Nasdaq’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.

Tax Risks

●	Various tax rules may adversely impact the Company’s business, results of operations and financial condition.
●	If U.S. tax authorities were to treat us as a “controlled foreign corporation,” there could be adverse U.S. federal income tax consequences to certain U.S. investors.

Risks Related to Our Industry

World events, including the ongoing hostilities between Russia and Ukraine as well as Israel and Hamas, could adversely affect our results of operations and financial condition.

Ongoing hostilities between Russia and Ukraine and the responses of the European Union (“EU”), United States and their allies to these hostilities, the recent conflict between Israel and Hamas impacting the Red Sea (the “Red Sea Conflict”), as well as the threat of future wars, hostilities, terrorist attacks and piracy continue to cause uncertainty in international seaborne trade and the world financial markets and may affect our business, operating results and financial condition. On February 5, 2023 sanctions against the importing of Russian refined petroleum products into the EU and the implementation for price caps on these products went into effect. Additional sanctions and/ or trade restrictions against Russia, its entities and affiliates are likely given the continuation of hostilities. The Ukraine war and Red Sea Conflict may lead to additional armed conflicts, which may contribute to further economic instability in the global financial and energy markets. Such hostilities have disrupted supply chains and caused instability and some extent protectionism in the global economy. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. As in the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S, its allies and Iran, as well as in other geographical areas or countries, such as China, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea may lead to armed conflict or acts of terrorism around the world, which may contribute to further global economic instability and hurt international commerce. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay cash dividends on our Series A Convertible Preferred Stock.

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

A spill of petroleum may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to the Company. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the refined petroleum products transported in tankers. If the Company’s vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. The Company may have to pay drydocking costs that its insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may be material. In addition, the Company may be unable to find space at a suitable drydocking facility or its vessels may be forced to travel to a drydocking facility that is not conveniently located to the vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may also be material. Further, the total loss of any of the Company’s vessels could harm its reputation as a safe and reliable vessel owner and operator. If the Company is unable to adequately maintain or safeguard its vessels, it may be unable to prevent any such damage, costs, or loss which could negatively impact its business, results of operations and financial condition.

Our revenues are derived substantially from two industry sectors where charter hire rates for product tankers and dry-bulk carriers are cyclical and volatile.

All of our revenues are derived from two sectors, the product tanker and dry-bulk sectors, and therefore our financial results depend on chartering activities and developments in these sectors. These shipping sectors are cyclical and volatile in charter hire rates and therefore charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the product tanker and dry-bulk markets at that time and changes in the supply and demand for vessel capacity. For example, in 2008, the Baltic Dry Index (the “BDI”) reached an all-time high of 11,793, while in 2016 hit an all-time low of 290. As of March 28, 2024, the BDI stood at 1,821. Dry bulk market conditions remained volatile in 2023, reflecting the impact of a broad economic slowdown, easing of port congestions as well as the armed conflicts between Russia and Ukraine and between Israel and Hamas and other geopolitical conflicts. Dry bulk charter rates stabilized in the second half of 2023 as demand normalized but tonne-miles increased, on the back of strong Chinese imports. Towards the end of 2023, we witnessed strengthening in dry bulk rates which continued through February 2024. Any renewal or replacement charters that the Company enters into may not be sufficient to allow the Company to operate its vessels profitably. If charter hire rates are depressed or fall in the future when our charters expire, we may be unable to re-charter our vessels at rates as favorable to us, with the result that our earnings and available cash flow could be adversely affected. In addition, a decline in charter hire rates may cause the value of our vessels to decline. Also, product tanker markets are typically stronger in the winter months as a result of increased refined petroleum products consumption in the northern hemisphere and weaker in the summer months as a result of lower consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In contrast, winter is typically a period of softer demand for a number of dry-bulk commodities which negatively impact charter rates temporarily. If increased revenues normally generated in the stronger months are not sufficient to offset any decreases in revenue in the slower months, it may have an adverse effect on our business, results of operations and financial condition.

Charter hire rates depend on the demand for, and supply of, product tanker and dry-bulk vessels.

All of our revenues are generated from operating a fleet of product tankers and dry-bulk carriers. Freight rates among different types of vessels in these sectors can be highly volatile. The factors affecting the supply and demand for product tankers and dry-bulk vessels are beyond our control, and the nature, timing and degree of changes in industry conditions are unpredictable and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Factors that influence the demand for product tanker capacity include:

●	demand and supply for refined petroleum products and other liquid bulk products such as vegetable and edible oils as well as dry-bulk commodities;
●	competition from alternative sources of energy and a shift in consumer demand towards other energy resources such as wind, solar or water energy as well as greater use of electric powered vehicles;
●	increases in the production of refined petroleum products in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to refined petroleum products pipelines in those areas;
●	the introduction of new, expansion or closure of crude oil refineries, distance oil and refined petroleum products are moved by sea and changes in transportation patterns; and
●	competition from other shipping companies and other modes of transportation, such as railroads that compete with product tankers.

Factors that influence the demand for dry-bulk vessel capacity include:

●	supply of and demand for and seaborne transportation of energy resources (e.g. coal), commodities, and semi-finished and finished consumer and industrial products;
●	changes in the exploration or production of energy resources, commodities, and semi-finished and finished consumer and industrial products;
●	the location of regional and global exploration, production and manufacturing facilities;
●	the location of consuming regions for energy resources, commodities, and semi-finished and finished consumer and industrial products; and
●	the globalization of production and manufacturing.

Factors that influence the demand for both product tanker and dry-bulk carrier capacity include:

●	technological developments, which affect the efficiency of vessels and time to vessel obsolescence;
●	the globalization of manufacturing and developments of transportation services;
●	global and regional economic and political conditions, armed conflicts, including the conflicts between Russia and Ukraine and between Israel and Hamas and fluctuations in industrial and agricultural production;
●	disruptions and developments in international trade, including the increased vessel attacks and piracy in the Red Sea and Gulf of Aden in connection with the conflict between Israel and Hamas;
●	legal and regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements;
●	weather, natural and health disasters, generally;
●	international sanctions, embargoes, import and export restrictions, trade disputes, tariffs, nationalizations, piracy and terrorist attacks; and
●	currency exchange rates.

Demand for our oceangoing vessels is dependent upon economic growth in the world’s economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk fleet and tanker fleet and the sources and supply of dry bulk cargo and petroleum and other liquid bulk products transported by sea. Continued adverse economic, political or social conditions or other developments could further negatively impact charter rates and therefore have a material adverse effect on our business results, results of operations and ability to pay dividends.

Factors that influence the supply of tanker and dry-bulk vessel capacity include:

●	the number of newbuilding orders and deliveries, including delays in vessel deliveries;
●	the number of shipyards and ability of shipyards to deliver vessels;
●	port or canal congestion;
●	potential disruption, including supply chain disruptions, of shipping routes due to accidents or political events;
●	scrapping of older vessels;
●	speed of vessel operation;
●	vessel casualties;
●	technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency;
●	the degree of scrapping or recycling of older vessels, depending, among other things, on scrapping or recycling rates and international scrapping or recycling regulations;
●	the price of steel and vessel equipment;
●	product imbalances (affecting the level of trading activity) and developments in international trade;
●	number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire;
●	availability of financing for new vessels and shipping activity;
●	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and
●	changes in environmental and other regulations that may limit the useful lives of vessels.

These factors influencing the supply of and demand for product tanker and dry-bulk capacity and charter rates are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We cannot assure you that we will be able to successfully charter our product tankers and dry-bulk vessels in the future at all or at rates sufficient to allow us to meet our contractual obligations, including repayment of our indebtedness.

Furthermore, if new product tankers and dry-bulk carriers are built that are more efficient, more flexible, have longer physical lives or use more environmentally friendly fuel than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. In addition, we may not be able to provide or maintain Environmental, Social and Governance standards (“ESG”) acceptable to customers, regulators and financing sources.

Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty, and supply chain constraints.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates, currency exchange rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing our labor costs, through higher wages, and higher interest rates and operating costs. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our operations and vessel dry dockings. If inflation or other factors were to significantly increase, our business operations may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund or expand our operations.

Global economic conditions may negatively impact the product tanker and dry-bulk industries and our financial results and operations.

Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United States, the European Union and worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements. Chinese dry bulk imports have accounted for the majority of global dry bulk transportation growth annually over the last decade. Accordingly, our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in any of these countries or geographic regions. While global economic activity levels led by China generally stabilized towards the last quarter of 2023, the outlook for China remains uncertain and dependent on recovery of Chinese economy, including in view of the recent real estate crisis, and the extent of trade tensions between the United States and China. It is unknown whether and to what extent tariffs (or other laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations. Additionally, the outlook for rest of the world remains uncertain and are dependent on inflation and destabilizing geopolitical events, including the conflicts between Russia and Ukraine and between Israel and Hamas.

Broader economic slowdown, high energy prices and accelerating inflation, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows and could cause the price of our common shares to decline. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on acceptable terms or at all.

Continuing concerns over inflation, rising interest rates, energy costs, geopolitical issues, including the conflicts between Russia and Ukraine and between Israel and Hamas and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

The occurrence or continued occurrence of any of the foregoing events could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels and ability to pay dividends on our Series A Convertible Preferred Stock.

An over-supply of product tanker and dry-bulk capacity may lead to reductions in charter rates, vessel values and profitability.

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

The market supply of dry-bulk vessels increased due to the high level of new deliveries starting in 2006 and continued in significant numbers through 2017. Since then, new build deliveries and the orderbook has moderated in relation to the global fleet. If dry-bulk capacity outpaces vessel demand, charter rates could significantly decline. In such cases, if the supply of dry bulk vessels is not fully absorbed by the market, charter rates and value of the vessels may have a material adverse effect on our results of operations, our ability to pay dividends and our compliance with current or future covenants in any of our agreements.

Furthermore, over the last 11 years, a number of vessel owners have ordered and taken delivery of so-called “eco-efficient” vessel designs, which offer significant bunker savings as compared to older designs. Further advancement in these designs of younger vessels could reduce demand for our older eco-efficient ships and expose us to lower vessel utilization and/or decreased charter rates.

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of cargoes in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. We cannot assure you that the Chinese economy will not experience a significant contraction in the future, especially in light of its slow recovery from COVID-19. According to the IMF, in 2023 China reported GDP growth of 5.2% and is forecasting a decline to 4.6% in 2024, due to slower economic growth from the slump of property sector, lower exports and aging population.

Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is adjusting the level of direct control that it exercises over the economy through state plans and other measures. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Moreover, an economic slowdown in the economies of the U.S., EU and other Asian countries may further adversely affect economic growth in China and elsewhere. Also, several initiatives are underway in China with a view to reduce their dependency on (foreign) oil, such as the Net Zero 2060 initiative and development of shale oil on its own territory, which could impact the need for oil products transportation services. The method by which China attempts to achieve carbon neutrality by 2060, and any attendant reduction in the demand for oil, petroleum and related products, could have a material adverse effect on our business, cash flows and results of operations. In addition, a weak real estate market in China should hurt consumer confidence and limit demand for new construction projects and thereby negatively impact demand for iron ore, coal and aggregates which may adversely affect demand for dry-bulk carriers.

In addition, concerns regarding the possibility of sovereign debt defaults by EU member countries have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the EU, the United States, and other parts of the world.

Our operations inside and outside of the United States expose us to global risks, such as political instability, terrorist or other attacks, piracy, war, international hostilities, economic sanctions restrictions and global public health concerns, which may affect the seaborne transportation industry, and adversely affect our business.

We are an international company and primarily conduct our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in industry sectors of the economy that are likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of challenges, including trade tensions between the United States and China, stabilizing growth in China, geopolitical events, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East, Ukraine and in other geographic areas and countries, which may disrupt international shipping and contribute to further instability in the global financial markets.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Black Sea in connection with the ongoing war between Russia and Ukraine and most recently the Red Sea as a result of the Israeli/Hamas conflict. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

In 2022 and 2023, US and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business.

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

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain Chinese industries. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, and results of operations.

Economic slowdown in the Asia Pacific region, particularly in China, may have a material adverse effect on us, as we anticipate a significant number of the port calls made by our vessels will involve the loading or discharging of dry-bulk commodities in ports in the Asia Pacific region. Changes in the economic conditions of China, and policies adopted by the government to regulate its economy, including with regards to tax matters and environmental concerns, and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking at Chinese shipyards and any financial institutions with whom we may enter into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

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

In addition, as of January 1, 2020 the entry into force of the 0.5% global sulfur cap in marine fuels under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI has initially led to a significant increase in the costs for low sulfur fuel used by vessels that are not equipped with exhaust gas scrubbers. While both of our dry-bulk vessels have exhaust gas scrubbers, none of our tankers are fitted with such systems, which may make them less competitive (compared with ships equipped with scrubbers that can utilize the less expensive high sulfur fuel), and consequently may have difficulty finding employment, command lower charter hire, have difficulty in financing and/or need to be scrapped. Due to tight inventories of petroleum distillates in many ports, the price of our low sulphur fuels has increased at least 10% since the middle of 2023. Further, given recent changes in trade routes due to disruptions caused by weather and various hostilities, fuel may become even more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Changes in the price of fuel may adversely affect our profitability.

Bunker prices have been volatile since the beginning of 2022. Prices for very low sulfur fuel oil, or VLSFO, in Singapore started at around $637 per metric ton (“mt”) in January 2022 but reached $1,149 per mt by June 2022, an increase of about 80%. During this period, our bunker costs rose primarily as a result of the conflict in Ukraine. But the price of VLSFO- Singapore has moderated since the end of 2022 and has only increased 4.2% to $647.50/mt as of March 29, 2024. During this more recent period, the Singapore price of marine gas oil, or MGO, has declined 15.1% to $788/mt. The cost of these low sulfur fuels is more expensive than high sulfur bunker fuel which was priced at $492/mt at the same date and port.

Seasonal fluctuations in industry demand could have a material adverse effect on our business, financial condition and results of operations.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Seasonality is related to several factors and may result in quarter-to-quarter volatility in our results of operations, for example, the market for seaborne dry-bulk transportation services is typically stronger in the fall months in anticipation of increased consumption of coal in the northern hemisphere during the winter months and the grain export season from North America. Similarly, the market for such services is typically stronger in the spring months in anticipation of the South American grain export season due to increased distance traveled by bulkers to their end destination known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. Demand for seaborne dry-bulk carriers is typically weaker at the beginning of the calendar year and during the summer months. Product tanker markets are typically stronger in the early winter months as a result of increased consumption in the northern hemisphere for heating, but weaker in the Fall and early Spring as a result of lower transportation demand combined with refinery maintenance. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality could have a material adverse effect on our business, financial condition and results of operations.

The operation of dry-bulk vessels has particular operational risks which may not be adequately covered by insurance.

The operation of dry-bulk vessels has certain unique risks. The “Konkar Ormi” has four top-side cranes for loading and uploading dry cargoes. With a dry-bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry-bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, some mid-sized dry-bulk vessels are often subjected to battering treatment during discharging operations with grabs/cranes, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel and unexpected repair costs, which may not be covered by insurance, as well as off-hire days. Vessels damaged due to treatment during discharging procedures may affect a vessel’s seaworthiness while at sea. Hull fractures in dry-bulk carrier may lead to the flooding of the vessels’ holds. If a dry-bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our dry-bulk carriers, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, and results of operations.

If our vessels call on ports or territories located in or operate in countries or territories that are the subject of sanctions or embargoes imposed by the United States, the European Union, the United Nations, or other governmental authorities it could result in monetary fines and other penalties and adversely affect our reputation and the market price of our common shares.

Although none of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws since 2021 through the date of this Annual Report, and we endeavor to take steps designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, civil and criminal penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be affiliated with persons or entities that are, or may be in the future, the subject of sanctions or embargoes imposed by the U.S., the EU, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries, are party, or if we are found to be in violation of such applicable sanctions or embargoes, our results of operations may be adversely affected, we could face monetary fines or civil and criminal penalties, or we may suffer reputational harm.

As a result of the conflicts between Russia and Ukraine and between Israel and Hamas, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil and refined products, the importation of many Russian energy products and other goods, and new investments in the Russian Federation. These sanctions, or other restrictions imposed by the private sector as a result of sanctions enacted by governmental authorities, further limit the scope of permissible operations and cargo we may carry. We may also encounter potential contractual disputes with charterers due to the various sanctions targeting Russian interests and Russian cargo.

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

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002 (“MTSA”), the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the dry bulk sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate in a number of countries through the world, including countries that may be known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted policies which are consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-bribery laws. We are subject, however, to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject the vessels to forfeiture to the government of such jurisdiction. Vessels in our fleet may call in ports in South America and other areas where smugglers, during vessel operations, and without our knowledge, may attempt to hide drugs and other contraband on those vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any member of the vessels’ crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our reputational, our business, results of operations and financial condition.

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

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of “greenwashing” (i.e., making unfounded claims about one’s ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. In March 2024, the SEC adopted its final rule, which requires standardized qualitative and quantitative disclosure about climate-related risks, expenditures and greenhouse gas emissions, among a long list of other items, by public companies and in public offerings. The final rule will become effective 60 days after publication in the Federal Register, and compliance will be phased in over time for all companies with the compliance date dependent upon the filer status of the registrant.

Many environmental requirements are designed to reduce the risk of pollution and our compliance with these requirements could be costly. For example, Annex VI of the International Convention for the Prevention of Marine Pollution from Ships (“MARPOL”), which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber.

In addition, regulations relating to ballast water discharge may adversely affect our revenues and profitability. The International Maritime Organization (the “IMO”) has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed item 4 to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (the “IOPP”) renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard involves installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards upon delivery. We currently do not have vessels in our fleet constructed prior to September 8, 2017 that do not have ballast water management systems installed.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (‘‘VGP’’) program and U.S. National Invasive Species Act (‘‘NISA’’) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (‘‘VIDA’’), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VPG within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. On October 18, 2023, the EPA published a supplemental notice of the proposed rule sharing new ballast water data received from the U.S. Coast Guard (“USCG”) and providing clarification on the proposed rule. The public comment period for the proposed rule ended on December 18, 2023. Once EPA finalizes the rule (possibly by Fall 2024), USCG must develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

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

These laws and regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990 (the “OPA”), requirements of the U.S Coast Guard (“USCG”) and the U.S. Environmental Protection Agency (the “EPA”), the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (the “CERCLA”), the U.S. Clean Air Act of 1970 (as amended from time to time and referred to herein as the “CAA”), the U.S. Clean Water Act of 1972 (as amended from time to time and referred to herein as the “CWA”), the International Maritime Organization (the “IMO”), the International Convention on Civil Liability for Oil Pollution Damage of 1969 (as amended from time to time and referred to herein as the “CLC”), the IMO International Convention on Civil Liability for Bunker Oil Pollution Damages (the “Bunker Convention”), MARPOL, including designation of Emission Control Areas (“ECAs”) thereunder, the IMO International Convention for the Safety of Life at Sea of 1974 (as amended from time to time and referred to herein as the “SOLAS Convention”) and the International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”) promulgated thereby, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), the IMO International Convention on Load Lines of 1966 (as from time to time amended) (the “LL Convention”), the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”), the International Labour Organization (“ILO”), the Maritime Labour Convention, EU regulations, and the International Ship and Port Facility Security Code (the “ISPS Code”). Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks. In particular, IMO’s Marine Environmental Protection Committee (“MEPC”) 73, amendments to Annex VI prohibiting the carriage of bunkers above 0.5% sulfur on ships took effect March 1, 2020 and may cause us to incur substantial costs. Noncompliance with these regulations could have a material adverse effect on our business and financial results.

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

Compliance with such laws and regulations, where applicable, may require installation of costly equipment, vessel modifications, operational changes or restrictions, a reduction in cargo-capacity and may affect the resale value or useful lives of our vessels as well as result in the denial of access to, or detention in, certain jurisdictional waters or ports. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Government regulation of the shipping industry, particularly as it may relate to safety, ship recycling requirements, greenhouse gas (“GHG”) emissions and climate change, and other environmental matters, can be expected to become stricter in the future, and may require us to incur significant capital expenditures on our vessels to keep them in compliance, may require us to scrap or sell certain vessels altogether, may reduce the residual value we receive if a vessel is scrapped, and may generally increase our compliance costs. Compliance with new regulations of vessel performance and operation, such as, the IMO’s Energy Efficiency Existing Ship Index (“EEXI”) and Carbon Intensity Index (“CII”) vessel requirements, may create schedule disruptions and could require our vessels to slow down if efficiency improvements or transitions to alternative fuels together are not enough to reduce GHG emissions sufficiently, thus negatively impacting our operations and charter income. As of December 31, 2023, all of our vessels had received an CII rating of “B”, thus remedial capital investment or slower vessel speed are not required. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations. Increased inspection procedures could increase costs and disrupt our business. International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us, could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. All of the above, including any changes or developments, both individually and cumulatively, could have a material adverse effect on our business, results of operations and financial condition.

Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicates that cyber-security regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cyber-security threats. Please see “Item 4. Information on the Company - B. Business Overview - International Product Tanker & Dry-bulk Shipping Industries.” If a vessel fails any survey or otherwise fails to maintain its class, the vessel will be unable to trade and will be unemployable, and may subject us to claims from the charterer if it has chartered the vessel, which would negatively impact our revenues as well as our reputation.

Our vessels are subject to periodic inspections by a classification society.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our fleet is currently classed with NKK and DNV GL.

The International Association of Classification Societies has adopted harmonized Common Structural Rules, or “the Rules,” which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by the applicable Classification Societies.

Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel. However, for vessels not exceeding 15 years that have means to facilitate underwater inspection in lieu of dry docking, the dry docking may be skipped and be conducted concurrently with the special survey.

If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable; we would then be in violation of covenants in our insurance contracts, and any future loan agreements or other financing arrangements. This would adversely impact our operations and financial condition.

Compliance with the above requirements may require significant additional investments by us, and we may incur significant additional costs in meeting any new inspection requirements or rules. If any vessel does not maintain its class or fails any annual, intermediate or special survey or drydocking, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Further, government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO’s MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (i) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (ii) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (iii) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. In July 2023, MEPC 80 adopted a revised strategy, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero greenhouse gas fuels by 2030, as well as i). reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008; and ii). reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008.

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

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intended to withdraw from the Paris Agreement and the withdrawal became effective on November 4, 2020. However, on January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. The effect of such action has yet to be determined. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

“Peak oil” is the year when the maximum rate of extraction of oil is reached. The U.S. Energy Information Administration forecasts “peak oil” demand could occur anytime between 2030 to 2040, depending on economics and how governments respond to global warming. However, OPEC forecasts that demand for oil will reach 116 million barrels per day by 2045, despite transition toward other energy sources. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, which appears to be accelerating as a result of the COVID pandemic, as well shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance, the impact of the stress of operations and stipulations from classification societies. More technologically advanced vessels have been built since the owned vessels in our fleet, which have an weighted average age of 8.8 years as of December 31, 2023, were constructed and vessels with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. We face competition from companies with more modern vessels having more fuel efficient designs than our vessels, or eco vessels, and if new vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment, in which along with the foregoing, could have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows and financial condition.

Risks Related to Our Business and Operations

We operate in highly competitive international markets.

The product tanker and dry-bulk markets are highly fragmented, with many charterers, owners and operators of vessels, and the transportation of refined petroleum products and dry-bulk commodities is characterized by intense competition. Competition arises primarily from other owners, including major oil and dry cargo companies as well as independent operators, some of which have substantially greater financial and other resources than we do. Although we believe that no single competitor has a dominant position in the markets in which we compete, the trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which will likely result in greater competition to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Competition for charters, including for the transportation of refined petroleum products and dry-bulk commodities, is intense and depends on price as well as on vessel location, size, age, condition and acceptability of the vessel and its operator to the charterer and reputation. Competition may increase in some or all of our principal markets, including with the entry of new competitors. We may not be able to compete successfully or effectively with our competitors and our competitive position may be eroded in the future, which could have an adverse effect on our business, results of operations and financial condition.

Because we intend to charter some of the vessels in our fleet in the spot market or in pools trading in the spot market, we expect to have exposure to the cyclicality and volatility of the spot charter market and utilize additional working capital. Over a number of prior fiscal years through the period ended September 30, 2022, we have had negative working capital. At various times, we operate our vessels in the spot market which is highly competitive and volatile. Spot charter rates may fluctuate dramatically based on the competitive factors listed in the preceding risk factor. Since we charter some of our vessels on the spot market, and may in the future also admit our vessels in pools trading on the spot market, we have exposure to fluctuations in cash flows due to the cyclicality and volatility of the spot charter market. By focusing the employment of some of the vessels in our fleet on the spot market, we will benefit if conditions in this market strengthen. However, we will also be particularly vulnerable to declining spot charter rates. Trading our vessels in the spot market or in pools requires greater working capital than operating under a time charter as the vessel owner is responsible for various voyage related costs, such as, fuel, port and canal charges, as well as additional timing for collections of charter receivables, including additional demurrage revenues. In addition, conditions in the spot market may be materially different in the product tanker segment versus dry-bulk.

Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, or the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of cargoes.

We may be unable to secure short to medium- term employment for our vessels at profitable rates; Present and future vessel employment could be adversely affected by an inability to clear customers’ risk assessment process.

Customers have a high focus on quality, emissions and compliance standards with their suppliers across the value chain, including seaborne transportation services. One of our strategies is to explore and selectively enter into or renew short to medium-term, fixed rate time ranging from 6 months up to 3 years and, possibly, bareboat charters for some of the vessels in our fleet in order to provide us with a base of stable cash flows and to manage charter rate volatility. However, the process for obtaining longer term charters is highly competitive and generally involves a lengthier and intense screening and vetting process and the submission of competitive bids, compared to shorter term charters.

Shipping, and especially refined petroleum product tankers have been, and will remain, heavily regulated. The so-called “oil majors”, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment and recent cargo reports.

In addition to the quality, age and suitability of the vessel, longer term charters tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

●	office assessments and audits of the vessel operator;
●	the operator’s environmental, health and safety record;
●	compliance with heightened industry standards that have been set by several oil companies and other charterers;
●	compliance with the standards of the IMO and periodic reporting of vessel emissions;
●	compliance with several oil companies and other charterers’ codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical requirements and relationships with third-parties;
●	shipping industry relationships, reputation for customer service, technical and operating expertise and safety record;
●	shipping experience and quality of ship operations, including cost-effectiveness;
●	recent cargo reports and supporting documentation in compliance with established sanctions;
●	quality, experience and technical capability of crews;
●	the ability to finance vessels at competitive rates and overall financial stability;
●	relationships with shipyards and the ability to obtain suitable berths with on-time delivery of new vessels according to customer’s specifications;
●	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
●	competitiveness of the bid in terms of overall price.

The dry bulk market is also highly fragmented. Due in part to this, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. As a result, we cannot assure you that we will be successful in finding continued timely employment of our existing vessels, which could adversely affect our results of operations and financial position.

We cannot assure you that we would be successful in winning medium- and longer-term employment for our vessels at profitable rates.

We may not be able to successfully mix our charter durations profitably.

It may be difficult to properly balance time and spot charters and anticipate trends in these markets. The spot market for product tankers and dry-bulk carriers may fluctuate significantly based on fundamental supply and demand and other factors beyond our control. Should more vessels be available on the spot or short-term market at the time we are seeking to fix new time charters, we may have difficulty fixing longer term charters at profitable rates for any term other than short-term. Conversely, if our vessels are employed under time charter during a period of rising spot charter rates, we would be unable to pursue opportunities to capture such higher rates. As a result, our cash flow may be subject to instability, and our business, results of operations and financial condition could be adversely affected.

A substantial portion of our revenues is derived from a limited number of customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.

We currently derive substantially all of our revenues from a limited number of customers. In 2022, two customers accounted for 68% of our total revenues, one of which accounted for 41% of our total revenues, and in 2023, three customers accounted for 85% of our total revenues, one of which accounted for 43% of our total revenues. The loss of any significant customer or a decline in the amount of services provided to a significant customer could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The Company’s growth depends on its ability to expand relationships with existing customers and obtain new customers, for which it will face substantial competition.

The process of obtaining new charters is highly competitive, generally involves an intensive screening process and competitive bids and often extends for several months. Contracts are awarded based upon a variety of factors, including the owner’s management experience; the operator’s industry relationships, experience and reputation for customer service, quality operations and safety; the quality, fuel consumption and age of the vessels; vessel location and recent cargoes, the quality, experience and technical capability of the crew; the operator’s willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and the competitiveness of the bid in terms of overall price.

The Company’s ability to obtain new customers will also depend upon a number of factors, many of which are beyond our control, including our ability to successfully manage our liquidity and obtain the necessary financing to fund our anticipated growth; identify and consummate desirable acquisitions, joint ventures or strategic alliances; and identify and capitalize on opportunities in new markets. Furthermore, it includes ITM and Konkar Agencies’ ability to attract, hire, train and retain qualified personnel and managers to manage and operate our fleet; and being approved through the vessel vetting process of certain charterers.

Counterparties, including charterers or technical managers, could fail to meet their obligations to us.

We enter into, among other things, memoranda of agreement, charter parties, ship management agreements and loan agreements with third parties with respect to the purchase and operation of our fleet and our business. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under these agreements with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the product tanker and dry-bulk shipping sectors and the overall financial condition of the counterparties. In particular, we face credit risk with our charterers. It is possible that not all of our charterers will provide detailed financial information regarding their operations. As a result, charterer risk is largely assessed on the basis of our charterers’ reputation in the market, and even on that basis, there can be no assurance that they can or will fulfill their obligations under the contracts we enter into with them.

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

We depend on ITM, Maritime and Konkar Agencies to operate our business and our business could be harmed if they fail to perform their services and responsibilities satisfactorily.

Pursuant to our management agreements, ITM provides us with day-to-day technical management services for our product tankers (including crewing, maintenance, repair, dry-dockings and maintaining required vetting approvals) and Maritime provides us with overall ship management and administrative services for our fleet. Konkar Agencies provides similar technical management and commercial management services for our dry-bulk vessels. Our operational success depends significantly upon ITM, Maritime and Konkar Agencies’ satisfactory performance of these services, including their abilities to attract and retain highly skilled and qualified personnel, particularly seamen and on-shore staff who deal directly with vessel operations. Our business would be harmed if ITM, Maritime or Konkar Agencies failed to perform these services satisfactorily and were unable to adequately upgrade their operating and financial systems in the ordinary course and as we expand our fleet. In addition, as we expand our fleet, ITM, Maritime and Konkar Agencies may need to recruit and retain suitable additional seafarers and shore based administrative and management personnel. We cannot guarantee that our ship managers will be able to continue to hire suitable employees as we expand our fleet. If we, ITM, Maritime or Konkar Agencies encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to accomplish the above, our financial reporting performance may be adversely affected and, among other things, it may not be compliant with the SEC rules.

In addition, if our management agreements with either ITM, Maritime or Konkar Agencies were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our management agreements. A change of technical manager may require approval by certain customers of ours for employment of a vessel and approval from our lenders. Moreover, Konkar Agencies provides a guarantee for 40% of the loan provided by Pireaus Bank for the “Konkar Ormi”.

Our ability to compete for and enter into new period time and spot charters and to expand our relationships with our existing charterers will depend largely on our relationship with ITM, Maritime and Konkar Agencies, and their respective reputation and relationships in the shipping industry. If ITM, Maritime or Konkar Agencies suffers material damage to their reputation or relationships, it may harm our ability to obtain new charters or financing on commercially acceptable terms, maintain satisfactory relationships with our charterers and suppliers, and successfully execute our business strategies. If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition.

We may fail to successfully control our operating and voyage expenses.

Our operating results are dependent on our ability to successfully control our operating and voyage expenses. Under our ship management agreements with ITM and Konkar Agencies we are required to pay for vessel operating expenses (which includes crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses), and, for spot charters, voyage expenses (which include bunker expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and conversions). These expenses depend upon a variety of factors, many of which are beyond our or the technical manager’s control, including unexpected increases in costs for crews, insurance or spare parts for our vessels, unexpected dry-dock repairs, mechanical failures or human error (including revenue lost in off-hire days), vessel age, arrest action against our vessels due to failure to pay debts, disputes with creditors or claims by third parties, labor strikes, severe weather conditions, any quarantines of our vessels, uncertainties in the world oil markets and inflation. Many of these costs, primarily relating to voyage expenses, such as bunker fuel, have been increasing and may increase more significantly in the future. Repair costs are unpredictable and can be substantial, some of which may not be covered by insurance. If our vessels are subject to unexpected or unscheduled off-hire time, it could adversely affect our cash flow and may expose us to claims for liquidated damages if the vessel is chartered at the time of the unscheduled off-hire period. The cost of dry-docking repairs, additional off-hire time, an increase in our operating expenses and/or the obligation to pay any liquidated damages could adversely affect our business, results of operations and financial condition.

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

In addition, we expect to incur significant maintenance costs for our current and any newly-acquired vessels. A newbuilding vessel must be dry-docked within five years of its delivery from a shipyard, and vessels are typically dry-docked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. We estimate the cost to dry-dock a vessel is between $0.6 and $1.2 million, depending on the age, size and condition of the vessel and the location of dry-docking shipyard. In addition, capital maintenance expenditures could increase as a result of changes in the cost of labor and materials, customer requirements, increases in the size of our fleet, governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment and competitive standards.

To purchase additional vessels from time to time, we may be required to incur additional borrowings or raise capital through the sale of debt or additional equity securities. Asset impairments, financial stress, enforcement actions and credit rating pressures experienced in recent years by financial institutions to extend credit to the shipping industry due to depressed shipping rates and the deterioration of asset values that have led to losses in many banks’ shipping portfolios, as well as changes in overall banking regulations, have severely constrained the availability of credit for shipping companies like us. In addition, the re-pricing of credit risk and the difficulties experienced by some financial institutions, have made, and will likely continue to make, it challenging to obtain financing. As a result of the disruptions in the credit markets, higher interest rates and larger capital requirements, many lenders have enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition. In the absence of available financing, we also may be unable to take advantage of business opportunities, expand our fleet or respond to competitive pressures.

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

We may have to provide financial assistance to the dry-bulk joint venture in case the minority shareholder and Konkar Agencies cannot meet its obligations.

On July 5, 2023 we entered into a joint venture agreement (the “JV Agreement”) with Futurebulk Corp., an entity owned by Mr. Valentios (“Eddie”) Valentis, our Chairman & CEO, to acquire the Ultramax vessel, “Konkar Ormi”. We invested $6.8 million (60%) of the $11.3 million in initial cash equity of Drykon Maritime Inc. in combination with $19 million of secured bank debt to fund the purchase of the vessel, pay transaction costs and provide for vessel working capital. We have provided the lender a limited guarantee for our pro-rata share of the vessel loan and Konkar Agencies is responsible for the balance. The JV Agreement contains certain obligations among the shareholders which can affect the transfer or sale of their shares, subsequent capital calls to fund operations or cure a default under the respective loan agreement and resolution of certain disputes that could arrive at the board level. In contrast to one of our wholly-owned vessel owning subsidiaries, the joint venture may create obligations and restrictions that are less flexible to us and may require us to provide incremental financial support in case FurtureBulk does not perform or we have a major dispute, which may result in the untimely sale of the dry-bulk vessel.

While the Company has two scrubber-fitted dry-bulk vessels, it does not plan to install scrubbers on its product tankers and will have to pay more for fuel which could adversely affect the Company’s business, results of operations and financial condition.

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

In light of operating and economic uncertainties surrounding the use of scrubbers, the Company has chosen not to purchase and install these units on our product tankers. However, the Company may, in the future, consider to purchase scrubbers for installation on these vessels. While scrubbers rely on technology that has been developed over a significant period of time for use in a variety of applications, their use for maritime applications is a more recent development. Each vessel will require physical modifications to be made in order to install a scrubber, the scope of which will depend on, among other matters, the age and type of vessel, its engine and its existing fixtures and equipment. The purchase and installation of scrubbers will involve significant capital expenditures, which we currently estimate at least $1.5 million per vessel, and the vessel will be out of operation for more than 30 days in order for the scrubbers to be installed. In addition, future arrangements that the Company may enter into with respect to shipyard drydock capacity to implement these scrubber installations may be affected by delays or issues affecting vessel modifications being undertaken by other vessel owners at those shipyards, which could cause the Company’s vessels to be out of service for even longer periods or installation dates to be delayed. Both of our dry-bulk carriers, which were recently acquired, are fitted with scrubbers, but we have a limited experience with scrubbers. Consequently, the operation, repair and maintenance of scrubbers and related ongoing costs may be uncertain.

As of February 29, 2024, approximately 15.4% or 262 tankers of the worldwide fleet of MR2 were scrubber-fitted. Similarly, 14.7% or 194 and 18.0% or 264, respectively, of Ultramax and Kamsarmax dry-bulk carriers are scrubber-fitted as of that date. Fuel expense reductions from operating scrubber-fitted vessels could result in a substantial reduction of bunker cost for charterers compared to vessels in our fleet which do not have scrubbers. If (a) the supply of scrubber-fitted tankers increases, (b) the differential between the cost of HSFO and LSFO is high and (c) charterers prefer such vessels over our product tankers, demand for our vessels may be reduced and our ability to re-charter our vessels at competitive rates may be impaired.

Furthermore, the availability of HSFO and LSFO around the world as well as the prices of HSFO and LSFO generally and the price differential between the two fuels have been uncertain and volatile. However, LSFO is materially more expensive than HSFO. If LSFO is unavailable in port and we or our charterers cannot obtain a temporary waiver to refuel and use HSFO for the next voyage, we or our charterers could be subject to fines by regulatory authorities and be in violation of the charter agreements. Alternatively, we could use MGO, which is significantly more expensive than LSFO. Scarcity and the quality in the supply of LSFO, or a higher-than-anticipated difference in the costs between the alternative types of fuel, may cause the Company to pay more for its fuel than scrubber fitted vessels, which could adversely affect the Company’s business, results of operations and financial condition, particularly when we are unable to pass on the costs of higher fuel to charterers due to competitive conditions.

We may not be able to implement our business strategy successfully or manage our growth effectively.

Our future growth will depend on the successful implementation of our business strategy, including our recent entrance into the dry-bulk sector. A principal focus of our business strategy is to grow by expanding the size of our fleet while capitalizing on a mix of charter types, including on the spot market. Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of the Company’s fleet may impose significant additional responsibilities on our management and may necessitate an increase in the number of personnel. Other risks and uncertainties include distraction of management from current operations, insufficient revenue to offset liabilities assumed, potential loss of significant revenue and income streams, unexpected expenses, inadequate return of capital, regulatory or compliance issues, the triggering of certain covenants in the Company’s debt instruments (including accelerated repayment) and other unidentified issues not discovered in due diligence. As a result of the risks inherent in such transactions, the Company cannot guarantee that any such transaction will ultimately result in the realization of the anticipated benefits of the transaction or that significant transactions will not have a material adverse impact on its business, results of operations and financial condition. Our future growth will depend upon a number of factors, some of which are not within our control, including our ability to identify suitable vessels and/or shipping companies for acquisition at attractive prices, identify and consummate desirable acquisitions, joint ventures or strategic alliances, integrate any acquired vessels or businesses successfully with the Company’s existing operations, hire, train and retain qualified personnel to manage and operate our growing business and fleet, identify additional new markets, enhance the Company’s customer base, improve our operating, financial and accounting systems and controls, expand into new markets, and obtain required financing for our existing and new vessels and operations.

Acquisitions of vessels may not be profitable to us at or after the time we acquire them. We may fail to realize anticipated benefits, decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance vessel acquisitions, significantly increase our interest expense or financial leverage if we incur additional debt to finance vessel acquisitions, fail to integrate any acquired vessels or business successfully with our existing operations, accounting systems and infrastructure generally, incur assume unanticipated liabilities, capital expenditures, losses or costs associated or vessels acquired, or incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

The Company’s failure to effectively identify, purchase, develop and integrate additional vessels or businesses could adversely affect our business, results of operations and financial condition. The number of employees that perform services for the Company and our current operating and financial systems may not be adequate as the Company implements its plan to expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. Future acquisitions may also require additional equity issuances or debt issuances (with amortization payments). If any such events occur, the Company’s financial condition may be adversely affected. The Company cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

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

 If we purchase and operate secondhand vessels, we will be exposed to start-up costs and increased operating expenses which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

The Company’s current business strategy primarily includes additional future growth through the acquisition of secondhand mid-sized product tankers and dry bulk vessels and, possibly, newbuild resales. While the Company typically inspects secondhand vessels prior to purchase, this does not provide the Company with the same knowledge about their condition that it would have had if these vessels had been built for and operated exclusively for us. Generally, the Company does not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. Moreover, upon delivery of the vessel, we will incur various start-up costs, such as provisioning, bunkers and crew training which temporarily increase our operating expenses and decrease profitability in comparison to other reporting periods. Moreover, during their initial period of operation, a newly acquired vessel may experience the possibility of structural, mechanical and electrical problems which could result in incremental operating expenses and off-hire days.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. As of the date of this annual report, the average age of our dry bulk vessel fleet is approximately 8.0 years. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

Although we currently have no vessels on order, under construction or subject to purchase agreements, we expect to purchase additional vessels from time to time as part of our growth and fleet renewal plans. The delivery of these vessels, or vessels on order, could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations. The delivery of vessels we propose to order or that are on order could be delayed because of, among other things:

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

Declines in charter rates and other market deterioration could cause us to incur vessel impairment charges.

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

Should the carrying value plus the unamortized dry-dock and survey balance of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts plus the unamortized dry-dock and survey balances in connection with the estimated recoverable amount indicated no impairment charge for the Company’s vessels as of December 31, 2023.

The market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value.

The fair market values of product tankers and dry bulk carriers, including our vessels, have generally experienced high volatility and may decline in the future. The fair market value of vessels may increase and decrease depending on but not limited to the following factors:

●	general economic and market conditions affecting the shipping industry;
●	the balance between the supply of and demand for ships of a certain type;
●	competition from other shipping companies;
●	the availability and cost of ships of the required size and design;
●	the availability of other modes of transportation;
●	the cost of newbuildings;
●	shipyard capacity;
●	changes in environmental, governmental or other regulations that may limit the useful life of vessels, require costly upgrades or limit their efficiency;
●	distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;
●	the types, sizes, sophistication and ages of vessels, including as compared to other vessels in the market;
●	the prevailing level of charter rates;
●	the need to upgrade secondhand and previously owned vessels as a result of environmental, safety, regulatory or charterer requirements; and
●	technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency.

During the period a vessel is subject to a charter, we might not be permitted to sell it to take advantage of increases in vessel values without the charterer’s consent. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel’s carrying amount in our financial statements, with the result that we could incur a loss and a reduction in earnings. During the year ended December 31, 2022 and 2021, we recorded losses of $0.5 million and $2.4 million, respectively, related to the sales of vessels. There were no impairment losses recorded in 2023 related to the sales of vessels. The carrying values of our vessels are reviewed quarterly or whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal for vessels. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel’s carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

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

Our founder, Chairman and Chief Executive Officer has affiliations with Maritime and Konkar Agencies, which may create conflicts of interest; Mr. Valentis has a majority ownership of the Company and can significantly influence the outcome of matters on which our shareholders can vote.

Mr. Valentis, our founder, Chairman and Chief Executive Officer, also owns and controls Maritime and Konkar Agencies. His responsibilities and relationships with Maritime and Konkar Agencies could create conflicts of interest between us, on the one hand, and either one or both, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with Maritime and Konkar Agencies and may not be resolved in our favor. Maritime entered into a Head Management Agreement (as defined herein) with us and into separate ship management agreements with our subsidiaries. Konkar Agencies provides commercial and technical management services to our dry-bulk carriers. The negotiation of these management arrangements may have resulted in certain terms that may not reflect market standard terms or may include terms that could not have been obtained from arms-length negotiations with unaffiliated third parties for similar services.

Various entities affiliated with Mr. Valentis own three modern mid-sized dry-bulk carriers, none of which are scrubber-fitted. Konkar Agencies provides similar commercial and technical management services for these vessels which could be in conflict to us and may have an adverse effect on our business, results of operations and financial condition. In addition, Konkar Agencies guarantees 40% of the bank loan on the “Konkar Ormi” and any non-performance by it under the loan agreement could result in material adverse impact to our financial condition.

Furthermore, Maritime Investors Corp, (“MIC”), an entity controlled by Mr. Valentis, beneficially owns 54.6% of our total outstanding common stock (as of the date of this Annual Report), which may limit stockholders’ ability to influence our actions. As a result, MIC has the power to exert considerable influence over our actions through its ability to effectively control matters requiring stockholder approval, including the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether our other stockholders believe that any such transaction is in their or our best interests. For example, MIC could cause us to consummate a merger or acquisition that increases the amount of our indebtedness or causes us to sell all of our revenue-generating assets. We cannot assure you that the interests of Maritime will coincide with the interests of other stockholders. As a result, the market price of shares of our common stock could be adversely affected.

Furthermore, Maritime may invest in entities that directly or indirectly compete with us, or companies in which Maritime currently invests may begin competing with us. Maritime may also separately pursue acquisition opportunities, including vessels, that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. As a result of these relationships, when conflicts arise between the interests of Maritime and the interests of our other stockholders, Mr. Valentis may not be a disinterested director. Maritime will effectively control all of our corporate decisions so long as they continue to own a substantial number of shares of our common stock.

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

Additionally, we may be subject to increased premium payments, or calls, in amounts based on its claim records, the claim records of ITM, Maritime or Konkar Agencies, as well as the claim records of other members of the protection and indemnity associations through which the Company receives insurance coverage for tort liability, including pollution-related liability. The Company’s protection and indemnity associations may not have sufficient resources to cover claims made against them. The Company’s payment of these calls could result in significant expense to the Company, which could have a material adverse effect on us.

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

Except for the “Konkar Ormi”, which is owned by a joint venture which we control, each of our vessels is separately owned by individual subsidiaries, under certain circumstances, a parent company and its ship-owning subsidiaries can be held liable under corporate veil piercing principles for damages or debts owed by one of the subsidiaries or the parent. Therefore, it is possible that all of our assets and those of our subsidiaries could be subject to execution upon a judgment against us or any of our subsidiaries.

Maritime, ITM and Konkar Agencies are privately held companies and there is little or no publicly available information about them.

The ability of Maritime, ITM and Konkar Agencies to render their respective management services will depend in part on their own financial strength. Circumstances beyond each such company’s control could impair its financial strength. Because each of these companies is privately held, information about each company’s financial strength is not available. As a result, we and an investor in our securities might have little advance warning of financial or other problems affecting either Maritime, ITM or Konkar Agencies even though their financial or other problems could have a material adverse effect on us and our stockholders.

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

We, indirectly through our technical managers, employ masters, officers and crews to operate our vessels, exposing us to the risk that industrial actions or other labor unrest may occur. A number of the officers on our vessels are from the Ukraine and Russia, which have been engaged in hostilities. We may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. A majority of the crew members on the vessels in our fleet that are under time or spot charters are employed under collective bargaining agreements. ITM and Konkar Agencies is a party to some of these collective bargaining agreements. These collective bargaining agreements and any employment arrangements with crew members on the vessels in our fleet may not prevent labor interruptions, particularly since they are subject to renegotiation in the future. Any labor interruptions, including due to failure to successfully renegotiate collective bargaining employment agreements with the crew members on the vessels in our fleet, are not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect, could disrupt our operations and could adversely affect our business, results of operations and financial condition.

A cyber-attack or network security breaches and failure to comply with data privacy laws could materially disrupt our business.

We and our ship managers rely on information technology systems and networks in our and their operations and business administration. The efficient operation of our business, including processing, transmitting and storing electronic and financial information, is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Therefore, our or any of our ship managers’ operations and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data and these systems may be damaged, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents or otherwise). A successful cyber-attack could materially disrupt our or our managers’ operations, which could also adversely affect the safety of our operations or result in the unauthorized release or alteration of information in our or our managers’ systems. Such an attack on us, or our managers, could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny, diminished customer confidence and damage to our reputation. We do not maintain cyber-liability insurance at this time to cover such losses. As a result, a cyber-attack or other breach of any such information technology systems could have a material adverse effect on our business, results of operations and financial condition. As of the date of this Annual Report, we have not experienced any material cybersecurity incident which would be disclosable under SEC guidelines. For more information on our cybersecurity risk management and strategy, please see “Item 16K. Cybersecurity.”

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

Risks Related to our Indebtedness

We may not be able to generate sufficient cash flow to meet our debt service and other obligations; Market values of our vessels may decline which could breach covenants in our loans.

Our ability to make scheduled payments on our outstanding indebtedness and other obligations will depend on our ability to generate cash from operations in the future. Our future financial and operating performance will be affected by a range of economic, financial, competitive, regulatory, business and other factors that we cannot control, such as general economic and financial conditions in the tanker and dry-bulk sectors or the economy generally. In particular, our ability to generate steady cash flow will depend on our ability to secure charters at acceptable rates. Our ability to renew our existing charters or obtain new charters at acceptable rates or at all will depend on the prevailing economic and competitive conditions.

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

At any time that our operating cash flows are insufficient to service our debt and other liquidity needs, we may be forced to take actions such as increasing our accounts payable and/or our amounts due to related parties, reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, seeking bankruptcy protection or any combination of the foregoing. We cannot assure you that any of the actions previously listed could be affected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. As of March 29, 2024, our total funded debt outstanding, net of deferred financing costs aggregated $73.8 million. Our next loan maturity is scheduled for July 2025 with a balloon payment of $9.25 million on the “Pyxis Theta”. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions as, among other things, if we are unable to meet our debt obligations or if some other default occurs under our loan agreements, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and foreclose against the collateral vessels securing that debt. Any such action could also result in an impairment of cash flows and our ability to service debt in the future. Further, our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

The market values of product tankers and dry-bulk vessels are highly volatile. In the future, a decline in market values may cause the Company to recognize losses if we sell our vessels or record impairments and affect the Company’s ability to comply with its loan covenants and refinance its debt. The fair market values for product tankers declined significantly from historically high levels reached in 2008, but have significantly increased from Fall, 2021. While prices for mid-sized dry-bulk carriers soften during most of 2023, they have recently increased. You should expect the market value of our vessels to fluctuate. Values for ships can fluctuate substantially over time due to a number of factors that have been mentioned in this section. As vessels grow older, they naturally depreciate in value. If the market value of our fleet declines further, we may not be able to refinance our debt or obtain additional financing and our subsidiaries may not be able to make distributions to the Company. An additional decrease in these values could cause us to breach certain covenants that are contained in our loan agreements and in future financing agreements. The prepayment of certain debt facilities may be necessary to cause the Company to maintain compliance with certain covenants in the event that the value of the vessels falls below certain levels.

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

The restrictions and covenants in our current and future loan agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. Our current loan agreements contain, and future financing agreements will likely contain, restrictive covenants that prohibit us or our subsidiaries from, among other things:

●

paying dividends under certain circumstances, including if there is a default under the loan agreements with i) Alpha Bank (collectively, the “Alpha Facilities”) with respect to our subsidiaries Seventhone Corp. (“Seventhone”), Eleventhone Corp. (“Eleventhone”) and subsequent to December 31, 2023, Drytwo Corp. (“Drytwo”), if the ratio of our (and our subsidiaries as a group) total liabilities (excluding the Promissory Note) to market value adjusted total assets is greater than 75% in the relevant year. As of December 31, 2023, the ratio of total liabilities over the market value of our adjusted total assets was 32%, and therefore, under the Alpha Bank Facilities, these subsidiaries were permitted to distribute dividends to us as of December 31, 2023; and ii) Piraeus Bank (collectively, the “Piraeus Facilities”) with respect to our subsidiaries Tenthone Corp. (“Tenthone”) and partially-owned Dryone Corp. (“Dryone”) with the lender’s written consent and no event of default;

●	incurring or guaranteeing indebtedness;
●	charging, pledging or otherwise encumbering our vessels;
●	changing the flag, class, management or ownership of our vessels;
●	utilizing available cash;
●	changing ownership or structure, including through mergers, consolidations, liquidations or dissolutions;
●	making certain investments;
●	entering into a new line of business;
●	changing the commercial and technical management of our vessels;
●	selling, transferring, assigning or changing the beneficial ownership or control of our vessels; and
●	changing the control, or Mr. Valentis maintaining less than 25% ownership or Mr. Valentis ceases to be the Chairman of the corporate guarantor.

In addition, the loan agreements generally contain covenants requiring us, among other things, to ensure that:

●	we maintain minimum liquidity cash balances for each vessel borrowers Our required minimum cash balance as of December 31, 2022 and 2023 was $2.6 million and $1.8 million, respectively; In the case of the Piraeus Facilities, maintain at least a) $2 million of cash on consolidated basis or b) 3% of consolidated debt.
●	the fair market value of the mortgaged vessel plus any additional collateral must be no less than a certain percentage, ranging from 120% to 130%, of outstanding borrowings under the applicable loan agreement, less, in certain loan agreements, any money in respect of the principal outstanding with the credit of any applicable retention account and any free or pledged cash deposits held with the lender in our or its subsidiary’s name;
●	in the case of the Piraeus Facilities ,we maintain consolidated leverage of less than 75% of total liabilities less cash and the Promissory Note in relation to fair market value of adjusted total assets; and
●	we maintain vessel insurances of the higher of market value or at least 125% of the outstanding balance of the individual Alpha Facilities and at least 130% of the individual Piraeus Facilities.

In September, 2023, we closed the $6.8 million equity investment in an operating joint venture to purchase the dry-bulk carrier “Konkar Ormi”. We own 60% of this joint venture in which the balance is owned by an entity related to Mr. Valentis. The purchase of the vessel was partially funded by a $19.0 million secured five-year bank loan which we consolidate in our financial statements under the relevant ASC 810 guidelines as a result of our control over the joint venture. As of December 31, 2023, the Dryone outstanding loan balance was $18.6 million. Standard loan covenants are included in the Dryone loan; however, our guarantee is limited to 60% of such loan obligations and Konkar Agencies guarantee is limited to the balance of 40%. As a limited guarantor of the Dryone loan, we are required to maintain the ratio not to exceed 75% of our total liabilities (exclusive of the Promissory Note) to market adjusted total assets. As of December 31, 2023, the requirement was met as such ratio was 32.2%, or 42.8% lower than the required threshold. In the case of an event of default under the Dryone loan agreement and the guarantees are call upon by the lender, Piraeus Bank, each party has to pay its pro-rata portion of such demand payment. If we do not, Konkar Agencies is responsible for 100% of such demand payment to the bank. Under the JV Agreement, if the board of directors of Dryone approve a capital call for any reason, including such loan demand payment, each shareholder is required to promptly pay its pro-rata portion. If a shareholder does not make its payment, the other shareholder(s) can fund such amount as a loan to such shareholder at an interest rate equal to the bank loan rate plus 3%. Alternatively, upon appropriate notice, a continuing shareholder can promptly purchase the shares in Dryone held by the non-paying/defaulting shareholder at fair market value minus 10%. However, there is no assurance that any default of the Dryone loan would be quickly cured and such event could adversely affect our financial condition.

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

Volatility of SOFR and potential changes of the use of SOFR as a benchmark could affect our profitability and financial condition.

The calculation of interest in most financing agreements in our industry has been historically based on the London Interbank Offered Rate (“LIBOR”). LIBOR has been the subject of recent national, international, and other regulatory guidance and proposals for reform. In response thereto, the Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed the Secured Overnight Financing Rate, or “SOFR,” as an alternative rate to replace U.S. Dollar LIBOR. While our financing arrangements previously used LIBOR, including fiscal year ended December 31, 2022, we transitioned from LIBOR to SOFR under those loan agreements during 2023. As a result, none of our financing arrangements currently utilizes LIBOR, and those that have a reference rate use floating rate SOFR, in line with current market practice. Typically, we fix the interest rates for our SOFR borrowings for a period of one, three or six months.

An increase in SOFR, including as a result of the interest rate increases effected by the United States Federal Reserve and the United States Federal Reserve’s recent hike of U.S. interest rates in response to rising inflation, would affect the amount of interest payable under our existing loan agreements, which, in turn, could have an adverse effect on our profitability and financial condition. Furthermore, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. Therefore, the use of SOFR-based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that were expected when interest was based on LIBOR. Further, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published SOFR as the base for the interest calculation with an alternative rate based on their cost-of-funds. Alternative reference rates may behave in a similar manner or have other disadvantages in relation to our future indebtedness. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, the discontinuation of SOFR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, potential increased borrowing costs for future financing agreements or unavailability of or difficulty in obtaining financing, which could in turn have an adverse effect on our financial condition and results from operations.

In order to manage our exposure to interest rate fluctuations, we have and may from time to time used interest rate derivatives to effectively hedge some of our floating rate debt obligations. For example, on July 16, 2021, Seventhone entered into interest rate cap agreement for notional amount $9.6 million at cap rates of 2%. The interest rate cap had a termination date in July, 2025, but we sold the security on January 25, 2023 for a net cash gain of $0.6 million. No assurance can however be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives, such as interest rate swaps, may require us to post cash as collateral, which may impact our free cash position.

Risks Related to our Common Stock

The market price of our common stock has fluctuated widely and the market price of our common stock may fluctuate in the future.

Our shares of common stock have been listed on the Nasdaq since November 2, 2015 and the market price of our common stock has fluctuated widely since our initial public offering, reaching a high of $26.72 per share in December 2017 and a low of $1.62 per share in January 2022. During 2023, our shares reached a high of $6.26 and low of $3.27 with pricing continuing to be volatile, due to our results of operations and perceived prospects, certain trading metrics including, our market capitalization, number of shares owned by non-affiliated stockholders, average daily trading volume and short-interest, announcement of vessel purchases and sales, the prospects of our competitors and of the shipping industry in general and in particular the product tanker sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the product tanker sector, changes in general economic or market conditions and broader market fluctuations.

As such, our stock prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. In addition, the periodic outbreaks of variants of COVID-19 and the impact of the Ukraine war and the Red Sea conflict on the energy markets have caused broad stock market and industry fluctuations. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our common shares.

We cannot assure you that the public market for our common stock will be active and liquid. In addition to the above, the market price for our common shares may be influenced by many other factors, including the following:

●	investor reaction to our business strategy;
●	actual or anticipated fluctuations in our periodic results and those of other public companies in the shipping industry;
●	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
●	speculation in the press or investment community, including on-line newsletters, trading platforms and chat-rooms, about our business, other publicly U.S. traded small Greek shipping companies or the shipping industry generally;
●	chartering environment, vessel values and conditions in the shipping industry;
●	our continued compliance with the Nasdaq listing standards;
●	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
●	introduction of new technology by the Company or its competitors;
●	commodity prices, including prices of oil and certain refined petroleum products;
●	the ability or willingness of OPEC to set and maintain production levels for oil;
●	oil and gas production levels by non-OPEC countries;
●	variations in our financial results or those of companies that are perceived to be similar to us;
●	our ability or inability to raise additional capital and the terms on which we raise it;
●	sales by existing stockholders of large numbers of shares of our common stock, including our affiliate Maritime Investors, or as a result of the perception that such sales may occur;
●	declines in the market prices of stocks generally;
●	the general state of the securities market, especially U.S. listed small and micro-cap equities;
●	the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts;
●	lower trading market for our common stock, which is somewhat illiquid;
●	share re-purchases by us on our authorized buy-back program;
●	additions or departures of key personnel;
●	general economic, industry and market conditions; and
●	other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, government sanctions, public health issues including health epidemics or pandemics, such as the ongoing COVID-19 pandemic, adverse weather and climate conditions, such as the transit restrictions at the Panama Canal caused by extended, severe drought conditions, could disrupt our operations or result in political or economic instability.

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

We may issue additional shares of our common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without stockholder approval, in a number of circumstances. Our issuance of additional common stock or other equity securities of equal or senior rank could have the following effects:

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

The market price for our common shares could decline as a result of sales by existing shareholders, including officers and directors, of large numbers of our common shares, or as a result of the perception that such sales may occur. Sales of our common shares by these shareholders also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices we deem appropriate.

We may not be able to generate sufficient cash to service our obligations, including our obligations under the Series A Convertible Preferred Shares.

In October 2020, we issued 200,000 units (“Units”) at a price of $25.00 per Unit and in July 2021, we completed a follow-on offering of 308,487 Series A Convertible Preferred Shares at $20.00 per share. Each Unit was immediately separable into (i) one 7.75% Series A Cumulative Convertible Preferred Share, par value $0.001 per share (the “Series A Convertible Preferred Shares”), and (ii) eight detachable warrants (the “Warrants”). As of March 29, 2024, 403,631 Series A Convertible Preferred Shares are outstanding, exercisable at $5.60. Our ability to make dividend payments on any outstanding shares of preferred stock, including the Series A Convertible Preferred Shares and any other preferred shares that we may issue in the future, and outstanding indebtedness will depend on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities or excess cash balances sufficient to permit us to pay the liquidation preference and dividends on our preferred stock, including the Series A Convertible Preferred Shares, as well as principal and interest on our outstanding indebtedness.

Conversion of the Series A Convertible Preferred Shares and Warrants will dilute the ownership interest of existing shareholders

Currently, there are 403,631 Series A Convertible Preferred Shares and 1,591,062 Warrants outstanding. Each Series A Convertible Preferred Share is convertible into common stock at any time of the option of the holder at an exercise price of $5.60. Additionally, each Warrant represents the right to purchase a common share at a pre-determined exercise price. The conversion of the Series A Convertible Preferred Shares and exercise of outstanding warrants will dilute the ownership interest of existing shareholders by up to 23.5%, exclusive of 4,683 warrants to acquire 4,683 Series A Convertible Preferred Shares convertible into 20,878 common shares and 110,603 warrants to acquire 110,603 warrants exercisable into common stock, which are not included in the figures provided above, were issued to certain employees of ThinkEquity as compensation in connection with ThinkEquity’s role as underwriter and placement agent in the Company’s public offerings of Series A Convertible Preferred Shares and the 2021 Private common stock transaction.

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

As a Marshall Islands corporation and with some of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

We are a Marshall Islands corporation and some of our subsidiaries are Marshall Islands entities. The Marshall Islands has enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.

The EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”. Effective as of October 17, 2023 the Marshall Islands has been designated as a cooperating jurisdiction for tax purposes. If the Marshall Islands is added to the list of non-cooperative jurisdictions in the future and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries wholly own (or partially own with respect to the “Konkar Ormi” joint venture) all of our existing vessels, and subsidiaries we form in the future will own any other vessels we may acquire in the future. All payments under our charters will be made to our subsidiaries. As a result, our ability to meet our financial and other obligations, and to possibly pay dividends in the future, will depend on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of our loan agreements, any financing agreement we may enter into in the future, or by Marshall Islands or Maltese law, which regulates the payment of dividends by our companies. The Alpha Bank loan agreements covering four of our subsidiaries, prohibit paying any dividends to us unless the ratio of the total liabilities, exclusive of the Amended and Restated Promissory Note, to the market value adjusted total assets (total assets adjusted to reflect the market value of all our vessels) of us and our subsidiaries as a group is 75% or less. As of December 31, 2023, the ratio of total liabilities over the market value of our adjusted total assets (calculated in accordance with the Alpha Bank Facilities) was 32%. If we or the borrowing subsidiaries do not satisfy the 75% requirement or if we or a subsidiary(s) breach a covenant in our loan agreements or any financing agreement we may enter into in the future, such subsidiary may be restricted from paying dividends. If we are unable to obtain funds from our subsidiaries, we will not be able to fund our liquidity needs or pay dividends in the future unless we obtain funds from other sources, which we may not be able to do.

We do not intend to pay common stock cash dividends in the near future and cannot assure you that we will ever pay common stock dividends.

We do not intend to pay cash dividends on our common stock in the near future, and we will make dividend payments to our stockholders in the future only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal, fiduciary and contractual requirements. The payment of any common stock dividends is not guaranteed or assured, and, if paid at all in the future, may be discontinued at any time at the discretion of the board of directors.

Our ability to pay common stock cash dividends will in any event be subject to factors beyond our control, including the following, among others:

●	Our current cash position; our earnings, financial condition and anticipated cash requirements;
●	the terms of any current or future credit facilities or loan agreements;
●	the loss of a vessel or the acquisition of one or more vessels;
●	required capital expenditures;
●	increased or unanticipated expenses;
●	future issuances of securities;
●	disputes or legal actions; and
●	the requirements of the laws of the Marshall Islands, which limit payments of common stock dividends if we are, or could become, insolvent and generally prohibit the payment of common stock dividends other than from surplus (retaining earnings and the excess of consideration received for the sale of shares above the par value of the shares).

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

If management is unable to provide reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Common Shares.

Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F, a report containing our management’s assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Common Shares.

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

During our 2023 taxable year, we and our ship owning subsidiaries are organized under the laws of the Republic of the Marshall Islands and the laws of the Republic of Malta. The Republic of Malta is a country that has in place with the United States of America both an Order affording relief from double taxation in relation to the taxation of income derived from the international operation of ships and aircraft which entered into force on the 11th March 1997 in respect of income derived on or after the 1st January 1997; as well as a Convention for the avoidance of double taxation and prevention of fiscal evasion with respect to taxes on income which entered into force on the 23rd November 2010.

Whilst it was agreed between the Government of the United States of America and the Government of Malta that the provisions of the Convention shall not affect the continued validity and application of the preceding Order, the Convention nevertheless provides that it shall not restrict in any manner any benefit accorded by any other agreement to which the Contracting States are parties.

Under the Order, in accordance with Sections 872(b) and 883(A) of the Code, the United States of America agreed to exempt from tax gross income derived from the international operation of ships by corporation which are incorporated in Malta. Such exemption is applicable only if the corporation meets one of the following conditions:

(1)

the corporation’s stock is primarily and regularly traded on an established securities market in Malta, another country which grants a reciprocal exemption to U.S. corporations or the United States, or

(2)

more than fifty (50) percent of the value of the corporation’s stock is owned directly or indirectly by individuals who are residents of Malta or of another foreign country which grants an equivalent exemption to U.S. corporations or by a corporation organized in a country which grants an equivalent exemption to U.S. corporations and whose stock is primarily and regularly traded on an established securities market in that country, another country which grants an equivalent exemption to U.S. corporations, or the United States.

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

Based on our current and projected operations, we do not believe that we (or any of our subsidiaries) were a PFIC in our 2023 taxable year, and we do not expect to become (or any of our subsidiaries to become) a PFIC with respect to the 2024 or any later taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute “passive assets.” There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are (or were in a prior taxable year) a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.

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

As of March 29, 2024, we own the vessels in our current fleet through five separate subsidiaries, four of which are wholly-owned and one 60% owned subsidiary, all incorporated in the Marshall Islands. We acquired certain vessel-owning subsidiaries from affiliates of our founder and Chief Executive Officer in connection with our merger with LookSmart in October 2015, one of which is part of our current fleet. Pursuant to the foregoing, LookSmart merged with and into Maritime Technologies Corp. and we commenced trading on the Nasdaq Capital Market under the symbol “PXS”. As part of the merger transactions, LookSmart transferred all of its then existing business, assets and liabilities to its wholly-owned subsidiary, which was spun off to the LookSmart stockholders.

We entered the dry-bulk market in September 2023 through a newly-formed joint venture, through which we acquired 60% ownership of a modern eco-Ultramax carrier, “Konkar Ormi”. In February 2024, we acquired our second dry-bulk vessel with 100% ownership of a modern eco-Kamsarmax, “Konkar Asteri”.

Recent and Other Developments

On February 15, 2024 the Company completed the acquisition of an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The $26.625 million purchase of the eco-efficient Kamsarmax, fitted with a ballast water treatment system and scrubber, was funded by a combination of secured bank debt of $14.5 million and cash on hand. The five year amortizing bank loan is priced at Term SOFR +2.35% and is secured by, among other things, the vessel. The vessel has been named the “Konkar Asteri” and has commenced commercial employment under a short -term time charter in late February, 2024.

Dividend Payments: On January 22, 2024, February 20, 2024 and March 20, 2024, we paid monthly cash dividends of $0.1615 per share on the outstanding Series A Convertible Preferred Shares, which aggregated $196,000.

Uncertainties caused by the Russian-Ukrainian War and the Israel – Hamas Conflict

The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products and to a lesser extent, certain minor bulk commodities such as grains. This conflict has resulted in the U. S., United Kingdom, and the EU, among other countries, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the U.S. or the U.K, and the EU’s recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively. The Company cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. Separately, hostilities between Israel and Hamas has led to terrorist actions in certain parts of the Middle East, including recent armed attacks on ships travelling the Red Sea and the Gulf of Aden. Currently, the Company’s charter contracts, or our operations, have not been negatively affected by the events in Russia and Ukraine, nor the Red Sea, but trade routes have been disrupted. It is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. The Company cannot predict what effect the higher price of oil, refined petroleum products or certain dry-bulk commodities will have on demand, and it is possible that the current conflicts in Ukraine and the Red Sea could adversely affect the Company’s financial condition, results of operations, and future performance. See “Item 3. Key Information – D. Risk Factors – Political instability, terrorist or other attacks, war, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business”.

B. Business Overview

Overview

We are an international maritime transportation company focused on mid-sized eco-vessels for the product tanker and dry-bulk sectors. As of March 15, 2024, our fleet is comprised of three double hull product tankers and two dry-bulk carriers, which are employed under a mix of spot and short-term time charters. As of March 29, 2024, our MR fleet had an average age of 9.6 years compared to an industry average of approximately 14.1 years, with a total cargo carrying capacity of 148,592 dwt. We acquired one of these vessels in 2015 and one tanker in December 2021 from affiliates of our founder and Chief Executive Officer, Mr. Eddie Valentis. One tanker was acquired from an un-affiliated third party in July, 2021. All of our vessels in the product tanker fleet are eco-efficient designed MR tankers, each of which has IMO certifications and is capable of transporting refined petroleum products, such as naphtha, gasoline, jet fuel, kerosene, diesel and fuel oil, as well as other liquid bulk items, such as vegetable oils and organic chemicals. As part of a strategic diversification strategy, we recently entered the dry-bulk sector which has historically been relatively counter-cyclical to product tankers. In September, 2023, through a newly-formed joint venture, we acquire 60% ownership of a modern eco-Ultramax carrier, “Konkar Ormi”, fitted with scrubber. “Konkar Ormi” was delivered on September 14, 2023 and her initial charter commenced on October 5, 2023. On February 15, 2024, we acquired our second dry-bulk vessel with 100% ownership of a modern eco-Kamsarmax, also scrubber fitted. The average age of our dry bulk carriers is 8.0 years.

Our principal objective is to own and operate our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the product tanker and dry-bulk sectors to maximize our revenues and smooth volatility. We intend to expand our fleet through selective acquisitions of modern eco-product tankers, primarily MRs, and mid-sized eco-dry-bulk carriers from 46,000- 84,000 dwt and to employ our vessels through time charters to creditworthy customers and on the spot market. We intend to continually evaluate the markets in which we operate and, based upon our view of market conditions, adjust our mix of vessel employment by counterparty and stagger our charter expirations. We may also expand into other sections of our industry. While we prefer to acquire 100% ownership of vessels, we may develop additional joint ventures. In addition, we may choose to opportunistically direct asset sales or acquisitions when conditions are appropriate. On January 28, 2022 and March 1, 2022, our two small tankers, “Northsea Alpha” and “Northsea Beta”, respectively, were sold to a third party. On March 23, 2023 and December 15, 2024, the MR’s “Pyxis Malou” and “Pyxis Epsilon” were sold to different third parties.

The Fleet

The following table provides summary information concerning our fleet as of March 29, 2024:

Vessel Name	Shipyard *	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter (1) Rate (per day)	Anticipated Earliest Redelivery Date

Tanker fleet
Pyxis Lamda	SPP / S. Korea	Tanker MR	50,145	2017	Spot	n/a	n/a
Pyxis Theta (2)	SPP / S. Korea	Tanker MR	51,795	2013	Time	29,000	Aug 2024
Pyxis Karteria (3)	Hyundai / S. Korea	Tanker MR	46,652	2013	Time	34,500	Sep 2024
			148,592
Dry-bulk fleet
Konkar Ormi	SKD / Japan	Dry-bulk	63,520	2016	Spot	n/a	n/a
Konkar Asteri (4)	JNYS / China	Dry-bulk	82,013	2015	Time	17,750	Mar 2024
			145,533

1)	These are gross charter rates in U.S. $ and do not reflect any commissions payable.
2)	“Pyxis Theta” is fixed on a time charter for min 11 max 15 months, at $29,000 per day.
3)	“Pyxis Karteria” was fixed on a time charter for min 6 max 9 months, at $34,500 per day.
4)	“Konkar Asteri” was acquired on February 15, 2024 and commenced commercial employment on February 29, 2024, and was fixed on a time charter for 20 – 25 days, at $17,750 per day.

* SPP is SPP Shipbuilding Co., Ltd.

Hyundai is Hyundai Heavy Industries

JNYS is Jiangsu New Yangzi Shipbuilding Co Ltd

Our Charters

We generate revenues by charging customers a fee, typically called charter hire, for the use of our vessels. Customers utilize the product tankers to transport their refined petroleum products and other liquid bulk items as well as our dry-bulk vessels to transport a broad range of dry-bulk commodities. Customers have historically entered into the following types of contractual arrangements with us or our affiliates:

●	Time charters: A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate. The customer, also called a charterer, is responsible for substantially all of the vessel’s voyage expenses, which are costs related to a particular voyage including the cost for bunkers and any port fees, cargo loading and unloading expenses, canal tolls and agency fees. In addition, a time charter may include a profit share component, which would enable us to participate in increased profits in the event rates increase above the specified daily rate.

●	Spot charters: A spot charter is a contract to carry a specific cargo for a single voyage. Spot charters for voyages involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot voyage charter, the vessel owner is responsible for the payment of all expenses including voyage expenses, such as port, canal and bunker costs.

The table below sets forth the basic distinctions between these types of charters:

	Time Charter	Spot Charters
Typical contract length	Typically, three months - five years or more	Indefinite but typically less than three months
Basis on which charter rate is paid	Per day	Per ton, typically
Voyage expenses	Charterer pays	We pay
Vessel operating costs (1)	We pay	We pay
Off-hire (2)	We pay	We pay

(1)	We are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and the commercial and technical management fees payable to our ship managers. The largest components of our vessel operating costs are generally crews and repairs and maintenance.

(2)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or dry-docking.

Under both time and spot charters on the vessels in the fleet, we are responsible for the technical management of the vessel and for maintaining the vessel, periodic dry-docking, cleaning and painting and performing work required by regulations. We have entered into a contract with Maritime to provide commercial, sale and purchase, and other operations and maintenance services to our MR’s and Konkar Agencies for the dry-bulk carriers. Our vessel-owning subsidiaries have contracted with ITM, a third party technical manager and subsidiary of V. Ships Limited, to provide crewing and technical management to the MR’s and Konkar Agencies for the dry-bulk vessels. Please see “– Management of Ship Operations, Administration and Safety” below. We intend to continue to outsource the day-to-day crewing and technical management of our fleet to ITM and Konkar. We believe that both ITM and Konkar Agencies have strong reputations for providing high quality technical vessel services, including expertise in efficiently managing tankers and dry-bulk carriers, respectively.

In the future, we may also place one or more of our vessels in pooling arrangements or on bareboat charters:

●	Pooling Arrangements. In pooling arrangements, vessels are managed by a single pool manager who markets a number of vessels as a single, cohesive fleet and collects, or pools, their net earnings prior to distributing them to the individual owners, typically under a pre-arranged weighting system that recognizes a vessel’s earnings capacity based on various factors. The vessel owner also pays commissions on pooling arrangements of at least 1.25% of the earnings, depending on vessel rating, and daily fee due the pool manager.

●	Bareboat Charters. A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer generally provides for all of the vessel’s operating expenses in addition to the voyage costs and assumes all risk of operation. A bareboat charterer will generally be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel, including dry-dockings and insurance.

Our Competitive Strengths

We believe that we possess a number of competitive strengths relative to other product tanker and dry-bulk shipping companies, including:

●	High Quality Fleet of Modern Eco-Efficient Vessels. As of March 29, 2024, our product tankers had an average age of 9.6 years, compared to the average for the MR2 global fleet of 14.1 years. Our fleet of vessels consists of MR tankers that were built in Korean shipyards. Our bulkers have an average age of 8.0 years compared to 12 years for these vessel classes. All of our vessels are considered modern eco-efficient units with BWTS installed providing lower emissions and fuel consumption than older standard vessels. Both of our bulkers are equipped with scrubbers (and none of our tankers are equipped with scrubbers). We believe our vessels provide our customers with high quality and reliable transportation of cargos at competitive operating costs and operational flexibility. Owning a modern fleet reduces off-hire time, repairs and maintenance costs, including dry-docking expenses, and improves safety and environmental performance. Also, lenders are attracted to modern, well- maintained vessels, which can result in more reasonable terms for secured loans.

●	Established Relationships with Charterers. We have developed long-standing relationships with a number of leading tanker charterers, including major integrated and national oil companies, refiners, international trading firms and large vessel operators, which we believe will benefit us in the future as we continue to grow our business. Our tanker customers have included, among others, Trafigura, BP, Equinor, Total, Vitol, Shell, PMI (a subsidiary of Pemex), ST Shipping (an affiliate of Glencore), Clearlake (a subsidiary of Gunvor), Petrobras and Valero and their respective subsidiaries. Given our recent entrance into the dry-bulk sector, our historical customer based is limited. In addition, Konkar Agencies, the manager of our dry-bulk vessels, has many established customer relationships, including Norden, Bunge, Louis Dreyfus and Oldendorf. We strive to meet high standards of operating performance, achieve cost-efficient operations, reliability and safety in all of our operations and maintain long-term relationships with our customers. In concert with our technical manager, we constantly monitor and report the environmental impact of our vessels to address increasing industry-wide emissions concerns. We believe that our charterers value our fleet of modern, quality vessels as well as our management team’s industry experience. These attributes should allow us to continue to charter our vessels and expand our fleet.

●	Competitive Cost Structure. Even though we currently operate a relatively small number of vessels, we believe we are relatively cost competitive as compared to other companies in our industry. This is a result of our fleet profile, our experienced technical and commercial managers as well as the hands-on approach and substantial equity ownership of our management team. Moreover, a constant focus on operational improvements is a key component of our corporate culture. Our technical manager, ITM, manages 51 tankers, including our vessels. Our technical and commercial management fees currently, effective January 1st, 2024, aggregate to $826 per day per MR and $850 per day for our bulkers, which are competitive within our sectors. Our collaborative approach between our management team and our external managers creates a platform that we believe is able to deliver excellent operational results at competitive costs and positions us for further growth. Total daily operational cost is a non-U.S. GAAP measure.

●	Well-Positioned to Capitalize on Improving Rates. We believe our current fleet of product tankers and dry-bulk carriers are positioned to capitalize when spot and time charter rates improve. As of March 29, 2024, we had three vessels contracted under short-term time charter and two in the spot market. As of March 29, 2024, 22.9% of our fleet’s remaining available days in 2024 were contracted, exclusive of charterers’ options. For any additional vessels we may acquire, we expect to continue to employ our mixed chartering strategy.

●	Experienced Management Team. Our four senior officers, led by our Chairman and Chief Executive Officer, Mr. Valentis, have combined over 100 years of industry experience in shipping, including vessel ownership, acquisitions, divestitures, new buildings, dry-dockings and vessel modifications, on-board operations, chartering, technical supervision, corporate management, legal/regulatory, accounting and finance.

Our Business Strategy

Our principal objective is to own, operate and grow our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the tanker sector. Our strategy to achieve this objective includes the following:

●	Operate Diversified Fleet of Modern Mid-Sized Eco-Efficient Product Tankers & Dry-bulk Carriers. We intend to maintain a high quality fleet that meets rigorous industry standards and our charterers’ requirements with vessels that are built no later than 2013. We consider our fleet to be superior based on the specifications to which our vessels were built and the reputation of each of the shipyards that built the vessels. We believe that our customers prefer the better reliability, fewer off-hire days and greater operating efficiency of modern, high quality vessels. All of our vessels are eco-efficient designed which offer the benefits of lower bunker fuel consumption and reduced emissions. In addition, our dry-bulk carriers are fitted with scrubbers which clean exhaust gas while running on cheaper HSFO bunkers, thus providing us a competitive advantage to many older non-scrubber bulkers. We also intend to maintain the quality of our fleet through ITM and Konkar Agencies’ comprehensive planned and preventive maintenance programs.

●	Opportunistically Grow the Fleet in a Disciplined Way. Given strong market conditions over the last couple of years, asset prices are historically high in both of our sectors. Consequently, we plan to prudently allocate capital to selectively expand our fleet through acquisitions of second-hand vessels and other transactions that are attractive to shareholders. We believe that demand for tankers will expand as trade routes for liquid cargoes continue to evolve to developed markets, such as those in the U.S. and Europe, and as changes in refinery production patterns in developing countries such as China and India, as well as in the Middle East, contribute to increases in the transportation of refined petroleum products. Further, certain major geopolitical events, such as the conflicts between Russian and Ukraine and between Israel and Hamas, as well as unusual weather disturbances, such as, the ongoing severe drought effecting transits through the Panama Canal, have increased vessel ton-miles within our sectors which have led to further improvement in chartering activity. We believe that our fleet of MR’s, among the workhorse of the industry, will enable us to serve our customers across the major tanker trade routes and to continue to develop a global presence. We have strong relationships with reputable owners, charterers, banks and shipyards, which we believe will assist us in identifying attractive vessel acquisition opportunities. We intend to focus primarily on the acquisition of IMO II and III class eco- MR tankers built in 2013 or younger, which have been built in Tier 1 Asian shipyards and have modern bunker efficient designs given demands for lower bunker consumption and concerns about environmental emissions. Additionally, we expect to continue our recent expansion into the dry-bulk sector by looking to acquire more modern mid-sized eco-carriers from 46- 84 K dwt. Carriers of this size are considered the workhorse for the dry-bulk sector due to the operating flexibility, breathe of ports. loading/discharge capabilities and diversity of cargos. We will also consider acquisitions of newbuild vessels (also called re-sales), which typically have lower operating costs and emissions, and of fleets of existing vessels when such acquisitions are accretive to stockholders or provide other strategic or operating advantages to us.

●	Optimize the Operating Efficiency of our Fleet. We evaluate each of our existing and future vessels regarding their operating efficiency, and if we believe it will advance the operation of our fleet and benefit our business, we may make vessel modifications to improve fuel consumption and meet stricter environmental standards. We will consider making such modifications when the vessels complete their charter contracts or undergo scheduled dry-docking, as we have done in the past for the installation on our MR’s of ballast water treatment systems in order to meet environmental regulations, or with new acquisitions, at the time we acquire them. Among the modifications or enhancements that we consider, made and may make in the future to our vessels include: fitting devices that reduce main engine bunker consumption without reducing available power and speed; fitting devices that improve bunker combustion and therefore bunker consumption for auxiliary equipment; efficient electrical power generation and usage; minimizing hull and propeller frictional losses; systems that allow for optimized routing; and systems that allow for improved maintenance, performance monitoring and management. We have evaluated and successfully installed in vessels a variety of technologies and equipment that have resulted in operating efficiencies, including lower consumption and emissions. For example, we have recently deployed a software program which helps on-board management to optimize vessel performance and fuel consumption in light of changing weather, including sea conditions. We will continue to build on our experience with these and other programs and seek methods to efficiently improve the operational performance of our vessels while keeping costs competitive and meet full regulatory compliance, increasing environmental standards and customer demands.

●	Utilize Portfolio Approach for Commercial Employment. We expect to employ the vessels in our fleet under a mix of spot and time charters (with and without profit share), bareboat charters and pooling arrangements. We expect to diversify our charters by customer and staggered duration. In addition, any long-term time charters we enter into with a profit sharing component will offer us some protection when charter rates decrease, while allowing us to share in increased profits in the event rates increase. We believe the historical seasonal variances between the product tanker and dry-bulk sectors may help smooth the spot chartering results of our fleet on a quarterly basis. The use of cheaper HSFO bunker fuel permits our scrubber-fitted dry-bulkers to achieve higher utilization as well as a charter rate premium which was recently estimated to be approximately $1,500 per day, We believe that this portfolio approach to vessel employment is an integral part of risk management which will provide us a base of stable cash flows while providing us the optionality to take advantage of rising charter rates and market volatility in the spot market.

●	Preserve Strong Safety Record and Commitment to Customer Service and Support. Maritime, ITM and Konkar Agencies have strong histories of complying with rigorous health, safety and environmental protection standards and have excellent vessel safety records. We expect to continue to meet charterers’ and lenders reporting requirements of vessel emissions. We intend to maintain these high standards in order to provide our customers with a high level of safety, customer service and support, including meeting any reporting requirements of environmental emissions as part of monitoring and reporting on their supply chain.

●	Maintain Financial Flexibility. We intend to maintain financial flexibility to expand our fleet by targeting a balanced capital structure of debt and equity with reasonable liquidity. As part of our risk management policies, depending on the chartering environment, we intend to enter into time charters for many of the vessels we acquire, which provide us predictable cash flows for the duration of the charter and attract lower-cost debt financing at more favorable terms. We believe this will allow us to build upon our strong commercial lending relationships and optimize our ability to access the public capital markets to respond opportunistically to changes in our industry and financial market conditions.

●

Support Good Environmental, Social and Governance Standards. We comply with all current vessel environmental regulations, and continue to monitor and record vessel emissions and hazardous materials inventory. We emphasize operational safety and quality maintenance for all our vessels and crews. We try to ensure a productive work environment on board and on shore in order to meet all safety and health regulations, labor conditions and respect for human rights. Our outsourcing of technical, commercial and administrative management services to ITM, Maritime and Konkar Agencies are critical to effectively achieve these objectives. Lastly, we are committed to good corporate governance standards as a fully compliant, publicly-listed company in the U.S.

Seasonality

For a description of the effect of seasonality on our business, please see “Item 3. Key Information – D. Risk Factors – “Seasonal fluctuations in industry demands could have a material adverse effect on our business, financial condition and results of operations.”.

Management of Ship Operations, Administration and Safety

Our executive officers and secretary are employed by and their services are provided by Maritime and Konkar Agencies.

For our MRs, ITM provides technical management services, while Maritime provides commercial/strategic management services. For our dry bulk carriers, Konkar Agencies provides both technical and commercial/strategic management services. Each manager enters into individual ship management agreements with our vessel-owning subsidiaries pursuant to which they provide us with:

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

Head Management Agreement and Ship Management Agreements with Maritime.

Headquartered in Maroussi, Greece, Maritime was formed in May 2007 by our founder and Chief Executive Officer to take advantage of opportunities in the tanker sector. Maritime’s business employs or receives consulting services from 12 people in four departments: technical, operations, chartering and finance/accounting. We entered into a head management agreement with Maritime (the “Head Management Agreement”) pursuant to which they provide us and our product tankers, among other things, with ship management services and administrative services. Under the Head Management Agreement, each wholly-owned subsidiary that owns a product tanker in our fleet also enters into a separate ship management agreement with Maritime. Maritime provides us and our tankers with the following services: commercial, sale and purchase, provisions, insurance, bunkering, operations and maintenance, dry-docking and newbuilding construction supervision. Maritime also provides administrative services to us such as executive, financial, accounting and other administrative services, including our Ultramax JV for which it is paid $100 per day starting 2024. As part of its responsibilities, Maritime supervises the crewing and technical management performed by ITM for all of our tanker vessels. In return for such services, Maritime receives from us:

●	for each vessel while in operation a fee of $325 per day subject to annual inflationary adjustments, and for each vessel under construction, a fee of $450 per day, plus an additional daily fee, which is dependent on the seniority of the personnel, to cover the cost of the engineers employed to conduct the supervision (collectively the “Ship-Management Fees”);

●	1.00% on the price of any vessel sale transaction;

●	1.25% of all chartering, hiring and freight revenue we receive that was procured by or through Maritime; and

●	a lump sum of $1.6 million per annum for the administrative services it provides to us (the “Administration Fees”).

The Ship-Management Fees and the Administration Fees are subject to annual adjustments to take into account inflation in Greece or such other country where Maritime was headquartered during the preceding year. In 2022, the Ship-Management Fees and the Administration Fees were increased by 1.23% in line with the average inflation rate in Greece in 2021 and were $336 per day per ship and $1.7 million annually, respectively. For 2023, and effective January 1, 2023 the Ship-Management Fees and the Administration Fees were increased by 9.65% in line with the average inflation rate in Greece in 2022 and were $368 per day per ship and $1.8 million annually, respectively. For 2024, and effective January 1, 2024 the Ship-Management Fees and the Administration Fees were increased by 3.5% in line with the average inflation rate in Greece in 2023 and were $381 per day per ship and $1.9 million annually, respectively. We believe these amounts payable to Maritime are competitive to many of our U.S. publicly listed product tanker competitors, especially given our relative size. We anticipate that once our fleet reaches 15 tankers, the fee that we pay to Maritime for its ship management services for vessels in operation will recognize a volume discount in an amount to be determined by the parties at that time.

The Head Management Agreement was automatically renewed on March 23, 2020 for a five-year period and may be terminated by either party on 90 days’ notice prior to March 23, 2025.

For more information on our Head Management Agreement and our ship management agreements with Maritime, please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

Ship Management Agreements with ITM. We outsource the day-to-day technical management of our product tankers to an unaffiliated third party, ITM, which has been certified for ISO 9001:2008 and ISO 14001:2004. Each vessel-owning subsidiary that owns a tanker vessel in our fleet under a time or spot charter also typically enters into a separate ship management agreement with ITM. ITM is responsible for all technical management, including crewing, maintenance, repair, dry-dockings and maintaining required vetting approvals. In performing its services, ITM is responsible for operating a management system that complies, and ITM ensures that each vessel and its crew comply, with all applicable health, safety and environmental laws and regulations. In addition to reimbursement of actual vessel related operating costs, we also pay an annual fee to ITM which in 2023 was $162,500 per vessel (equivalent to $445 per day). This fee is reduced to the extent any vessel ITM manages is not fully operational for a time, which is also referred to as any period of “lay-up.”

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

Commercial and Technical Ship Management Agreements with Konkar Agencies. Headquartered in Maroussi, Greece, Konkar Agencies has been providing a full range of commercial and technical ship management services to the dry-bulk sector for over 50 years. Konkar Agencies employs 12 staff. The terms and conditions of these service agreements would be similar to those provided by Maritime and ITM. Besides our two bulkers, “Konkar Ormi” and “Konkar Asteri”, Konkar Agencies provides these vessel management services to three other mid-sized dry-bulk carriers, which are controlled by Mr. Valentis, our Chairman and CEO. None of the affiliated owned bulkers are fitted with scrubbers which is a competitive disadvantage to our carriers, otherwise vessel operations are comparable. For 2024, we pay an aggregate fee to Konkar Agencies for the vessel management services of $850 per day for each bulkers which is the same daily fee charges to the affiliated dry-bulk carriers and competitive within the dry-bulk industry.

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
other physical damage due to crew negligence, such as, battering of the vessel’s hull during discharge of dry-bulk cargoes with grabs or cranes.

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

The following table sets forth information regarding the insurance coverage on our fleet of four vessels as of March 29, 2024.

Type	Aggregate Sum Insured For All Vessels in our Existing Fleet
Hull and Machinery	$191.0 million
War Risk	$191.0 million
Protection and Indemnity (“P&I”)	Pollution liability claims: limited to $1.0 billion per vessel per incident

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

Competition

We operate in international markets that are highly competitive. As a general matter, competition is based primarily on the supply and demand of commodities and the number of vessels operating at any given time. We compete for charters, in particular, on the basis of price and vessel location, size, age and condition, as well as the acceptability of the vessel’s operator to the charterer and on our reputation. We will arrange charters for our vessels typically through the use of brokers, who negotiate the terms of the charters based on market conditions. Competition for product tankers arises primarily from other owners, including major oil companies as well as independent tanker companies. Competition within the dry-bulk sector ranges from major international producers and traders of various dry-bulk commodities to a long list of ocean freight service companies. Many of these competitors have substantially greater financial and other resources than we do. Although we believe that no single competitor has a dominant position in the markets in which we compete, the trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which will likely result in greater competition to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Ownership of product tankers and especially dry-bulk carriers is highly fragmented and is divided among publicly listed companies, state-controlled owners and independent shipowners, some of which also have other types of tankers or vessels that carry diverse cargoes. Several of our U.S. publicly listed competitors in the product tanker sector include Scorpio Tankers Inc., Ardmore Shipping Corporation and International Seaways, Inc. In the dry-bulk sector, U.S. publicly listed competitors include, amongst others, Eagle Bulk Shipping Inc., Globus Maritime Limited and Star Bulk Carriers Inc.

Customers

We market our product tankers and related freight services to a broad range of customers, including international commodity trading companies, national oil companies, major integrated oil and gas companies and refiners. Our dry-bulk shipping services are marketed to large worldwide list of producers and traders of minor and minor commodities as well as other large shipping companies.

Our significant customers that accounted for more than 10% of our revenues in 2022 and 2023 were as follows:

Charterer	Year ended December 31,
	2022	2023
Trafigura Maritime Logistics Pte. Ltd.	—	43%
P.M.I. Trading Designated Activity Company	41%	24%
Clearlake Shipping Pte. Ltd.	27%	18%
Total	68%	85%

In addition to these companies, we and our ship manager, Maritime, also have historical and growing chartering relationships with major integrated oil and international trading companies, including BP, Shell, Equinor, Total, Vitol, ST Shipping (an affiliate of Glencore), Valero and their respective subsidiaries. Historically, Konkar Agencies has had extensive relationships with Norden, Bunge, Oldendorf and Louis Dreyfus.

As of December 31, 2023, we had $4.7 million trade receivable outstanding related to our customers that accounted more than 10% of our revenues during 2023, of which $2.9 million has been subsequently collected as of March 29, 2024. We do not believe that we are dependent on any one of our key customers. In the event of a default of a charter by any of our key customers, we could seek to re-employ the vessel in the spot or time charter markets, although the rate could be lower than the charter rate agreed with the defaulting charterer.

Environmental, Social and Governance Practices

We are committed to implementing and monitoring Environmental, Social and Governance (ESG) practices throughout our organization. Regarding these matters, the following summarizes our efforts which are evolving and should further develop over time.

Environmental

We are primarily engaged in the global transportation of refined petroleum products and dry-bulk commodities. We recognize that greenhouse gas (“GHG”) emissions, which are largely caused by consumption of fossil fuels, contribute to the warming of the climate. The shipping industry, which is heavily dependent on the burning of such fuels, faces the dual challenge of reducing its carbon footprint by transitioning to the use of low-carbon fuels while meeting demands throughout the global energy value chain. Our environmental initiates are:

●	Executing on a renewal program to purchase modern, more technologically advanced product tankers that have enhanced the energy efficiency of our fleet, reduced fuel consumption and lower GHG emissions on a ton-mile basis as well as to sell older, less efficient, less environmentally -friendly vessels;
●	Selectively purchasing modern eco-efficient mid-sized dry-bulk carriers that provide operational flexibility and greater efficiency and are fitted with scrubbers which reduce GHG emissions;
●	Through our operations department, and with the assistance of our external managers, ITM and Konkar Agencies, using vessel performance optimization software to monitor vessel operating performance, weather and maritime conditions as well as fuel consumption;
●	At dry-dockings, selectively applying high specification hull coatings and, if design permit, installing various energy saving devices (“ESD”), such as, mews ducts, to improve vessel performance and reduce fuel consumption;
●	Retrofitting the installation of BWTS on our vessels to comply with all applicable environmental regulations;
●	Reducing sulphur emissions by following strategies to comply with the IMO fuel regulations which went into effect in January 2020;
●	Collecting and analyzing data from our vessels with the objective of reducing fuel consumption and CO2 emissions and provide relevant data to our customers and lenders, as requested;
●	Monitoring and promptly reporting vessel GHG data to our classification societies for the calculation and independent verification of emissions allowances under the new EU Emissions Trading System (“ETS”) which are payable by the charterer;
●	Complying with the EU’s requirements relating to any inventories of hazardous materials on board our vessels;
●	Conducting internal audits of our vessels with a goal of identifying areas of potential improvement on the daily maintenance and operation of our vessels in order to improve the quality of the services our vessels provide and to mitigate operational risks;
●	Installing Engine Power Limitation (“EPL”) systems to increase the level of energy efficiency by optimizing maintenance of the ship’s engine power level;
●	Implementing an IMO 2023 compliance plan for vessels within our fleet in which we have installed ESDs and applied high performance paint systems, among other initiatives;
●	Committing to practice environmentally and socially responsible ship recycling and to report any hazardous materials contained in a vessel’s structure and equipment as a signatory to the Maltese Ship Recycling Registration; and
●	Maintaining operational excellence within our fleet to ensure continued compliance with all relevant regulatory environmental standards.

Social

Given the history, varying cultures and nature of vessel operations, modern social practices within international shipping can be challenging. ITM and Konkar Agencies are responsible for the crews on our vessels. Our initiatives are as follows:

●	Abiding by equal opportunity employer guidelines and promoting diversity in the workforce;
●	Complying with the International Transport Workers’ Federation agreement which regulates the employment conditions for our seafarers;
●	Monitoring ITM and Konkar Agencies’s on-board crew health and safety management systems; and
●	Volunteering with, and donating to, various local charities and causes, including the seafarers.

Governance

Our Board of Directors, which includes three independent, experienced members from the shipping industry and maritime finance is committed to furthering the Company’s governance objectives. Their experience with other publicly traded maritime companies has also been beneficial to us. The Company’s management team, led by our Chief Executive Officer, has the day-to-day responsibility to execute appropriate action on behalf of the Company. Our governance initiates include:

●	Maintaining a good corporate governance structure in accordance with the Republic of Marshall Islands and in compliance with Nasdaq for continued listing of our publicly-traded securities;
●	Independent members of our Board of Directors chair various oversight committees and monitor affiliated relationships and potential conflicts;
●	Adopting a comprehensive code of ethics program within the organization through our Code of Business Conduct & Ethics as well as Whistleblower Policy that provides ongoing support and controls; and
●	Focusing on transparent reporting of sustainability, operating and financial performance.

International Product Tanker and Dry Bulk Shipping Industry

All the information and data contained in this section, including the analysis of relating to the international product tanker shipping industry and dry bulk shipping industry, has been provided by Drewry Maritime Advisors (“Drewry”). Drewry has advised us that the statistical and graphical information contained in this section is drawn from its database and other sources. In connection therewith, Drewry has advised that: (i) certain information in its database is derived from estimates or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in its database, and (iii) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believe it to be accurate and correct, data compilation is subject to limited audit and validation procedures. We believe that all third-party data provided in this section, “The International Product Tanker and Dry Bulk Shipping Industry,” is reliable.

Product Tanker Industry

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

Overall, seaborne trade in Products grew by a compound annual growth rate (CAGR) of 1.4% between 2014 and 2023, rising from 914 million tons to 1,033 million tons. The outbreak of COVID-19 severely affected the demand for crude oil and refined petroleum products in 2020 as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. Demand for crude oil and refined products recovered in 2021 driven by robust economic growth, rising vaccination rates, and higher mobility levels. Global economic recovery coupled with the energy crisis, which started in October 2021, provided a further boost to oil demand in 2022. World seaborne tanker trade volume growth and global GDP growth have shown a moderate correlation of 64.5% during 2001-23. The general trend is that as economies grow, so does the demand for energy, including refined petroleum products.

The Russia-Ukraine conflict, which started in February 2022, has led to a change in trade patterns for both crude oil and products with trades shifting from Russia-Europe to Asia-Europe, Middle East-Europe, and U.S. Gulf-Europe. This has led to increased tonne-mile demand. The tanker market has also benefited from recovery in demand as economies started emerging from the impact of COVID-19. Recent geopolitical and climate related events in the Red Sea/ Gulf of Aden and Panama Canal have further added to voyage distances and increased product tanker tonne-mile demand. Please see the product tanker map which highlights in blue recent changes in trade routes.

Global seaborne tanker trade grew 3.2% per annum in 2022 and 2023, driven by robust oil demand and increased chemical trade. Oil demand benefited from the post-COVID-19 rebound in China’s oil consumption and a healthy growth in demand in developing countries of Asia and Latin America. Firm demand for vegoils from India and China strengthened the chemical tanker trade.

EEXI regulation is unlikely to have a significant impact on vessel operations. However, CII regulations may squeeze tonnage availability as shipowners may have to modify engines and slow steam to comply. In addition, these regulations may also lead to increased scrapping and fleet renewal. At the MEPC 80 session in July 2023, the IMO revised its GHG emission reduction targets in line with the Paris Agreement and aims for net-zero emissions from the shipping industry by 2050.

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

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2010 and 2019, refinery throughput in the OECD Americas and OECD Asia Oceania moved up 6.5% and 1.5% to 19.1 mbpd and 6.8 mbpd, respectively, whereas refining throughput in OECD Europe declined 0.5% to 12.2 mbpd. Cumulatively, this resulted in OECD’s refining throughput of 38.1 mbpd in 2019, totaling 46.6% of global refinery throughput. However, in 2020 refinery throughput of all OCED regions declined in double digits with the OECD refinery throughput falling 13.4% to 33.1 mbpd and accounting for 44.5% of the global refinery throughput. The demand destruction due to the pandemic led to a decline in refining activity in almost every region except China. After a record drop in 2020, global refinery runs gathered steam in 2021 with improvement in oil demand, but high prices led to drawdowns in inventory of refined products, limiting the gains in refinery runs to some extent. In 2022 and 2023, refinery throughput continued to increase globally, mainly driven by higher demand.

Nearly 0.75 mbpd of new refining capacity in Africa, 0.22 mbpd in China and 0.12 mbpd in the Middle East are scheduled to come online in 2024 with nearly 0.60 mbpd existing refinery capacity in OECD countries expected to be phased out during the same year. As a result of these developments, countries such as India and Saudi Arabia have consolidated their positions as major exporters of products. The shift in refinery capacity is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East. From 2024 to 2028, the anticipated net additions to refinery capacity is 3.3 mbpd, or 3.2% of the global refinery capacity at the end of 2023.

Changing Product Trades - Longer Haul Voyages

North Europe - North America
Gasoline
Russia - Latin America
Naphtha
Diesel
South Korea - Japan
Gas oil
Gasoline
South Korea - North America
Jet Fuel
North America - Europe
Diesel
Middle East - Far East
Naphtha
US - West Africa
Gas oil
Jet Fuel
India - Europe
Gasoil
US - South America
Gas oil
Jet Fuel
Black Sea/Russia - West Africa
Gasoil
Intra Asia
Gas oil
South East
Asia - Europe
Veg oils
Middle East - Rotterdam
Gas oil
Jet Fuel
China - Australia
Gas oil
Jet Fuel
Asia - Rotterdam
Diesel
South America - Asia
Veg oils
MR2
MR2/LR1
LR1/LR2

Source: Drewry

The Product Tanker Fleet

As of February 29, 2024, the worldwide product tanker fleet comprised of 3,193 vessels with a combined capacity of 175.0 million dwt including 1,697 MR2 vessels with 82.0 million dwt. Future supply will be affected by the size of the newbuilding orderbook. As of February 29, 2024, there were 334 product and product/chemical tankers on order, equivalent to 10.5% of the existing fleet by units and 14.2% of the existing fleet by dwt. The MR2 orderbook was equivalent to 10.7% of the existing MR2 fleet by units and 11.0% by dwt. The existing orderbook-to-fleet ratio for product tankers is substantially lower than ~25% in 2009 and ~15% in 2016. A total of 226 vessels (including 109 MR2) were ordered in 2023, of which 94 vessels (including 22 MR2) will be scrubber-fitted ships. Orders for 21 MR2 (zero scrubbers) were placed in the first two months of 2024.

Based on the existing orderbook and scheduled deliveries as of February 29, 2024, nearly 3.6 million dwt is expected to be delivered in the next 10 months of 2024, 9.9 million dwt in 2025 and 11.2 million dwt in 2026 and beyond. 37 newbuild MR2 vessels with an aggregate capacity of 1.8 million dwt are expected to join the global product tanker fleet in the next 10 months of 2024. In recent years, however, the orderbook has been affected by the non-delivery of vessels (sometimes referred to as ‘‘slippage’’), which in certain years has been as high as 35% of the scheduled deliveries. Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while others were due to vessel cancellations. Slippage is likely to remain an issue going forward and, as such, it will have a moderating effect on product tanker fleet growth over the next two years. The spread of COVID-19 resulted in substantially higher slippage of MR2 vessels in 2020 at 12% (based on number of vessels) compared with 10.8% in 2019. Slippage increased to 14.1% in 2021 for MR2 vessels as shipowners postponed delivery due to softer product tanker charter market. Slippage increased slightly to 15% in 2022. With firm charter rates, slippage declined to 9.7%% in 2023 for MR2 vessels. For the period 2019-23, the average annual slippage rate was 10.7% for MR2 tankers, based on number of vessels.

Tanker supply is also affected by vessel scrapping or demolition and the removal of vessels through loss and conversion. As a product tanker ages, vessel owners often conclude that it is more economical to scrap the vessel that has exhausted its useful life than to upgrade it to maintain its “in-class” status. Often, particularly when tankers reach 25 years of age (less in the case of larger vessels), daily running expenses, costs of conducting the class survey, performing required repairs and upgrades for environmental compliance become inefficient and potentially uneconomical. A spike in vessel earnings in Spring, 2020 compared to 2019 led to a decline in demolitions and 21 product tankers with an aggregate capacity of 876 thousand dwt were sent to the scrapyards. Demolition surged in 2021 with relatively weak crude and product tanker earnings with 70 product tankers aggregating 3.4 million dwt were sold to scrapyards (33 MR2 tankers totaling 1.5 million dwt). High charter rates in 2022 curbed demolitions with 16 tankers aggregating 1.0 million dwt demolished (including 9 MR tankers aggregating 0.4 million dwt). Relatively high charter rates curtailed the demolitions in 2023 with eight tankers aggregating 0.3 million dwt demolished (including 4 MR tankers aggregating 0.2 million dwt). As of February 29, 2024, zero product tanker have been scrapped in YTD 2024. In 2023 the average one-year time charter rate for an MR2 was $26,833, up significantly from the last five-year average of $17,742 per day. The average age of the global product and product/chemical fleet was 13.6 years as of February 29, 2024.

The age profile data indicates that the more sophisticated product/chemical fleet is generally younger than its straight product tanker counterpart. The average age of MR2 product tankers is 17.0 years whereas for MR2 product/chemical tankers, the average age is 11.2 years. As on February 29, 2024 the average age of global MR2 fleet was 14.1 years. Nearly 11.3% (10.3% capacity) of product tankers (187 vessels) in the global MR2 fleet are over 20 years of age.

In 2020, the tanker market underwent unprecedented turbulence due to the outbreak of COVID-19. The sudden demand destruction due to lockdown measures and limited availability of onshore storage led to a surge in demand for tankers for floating storage of crude oil as well as refined products. However, reduced crude oil production and refinery runs since May 2020 and gradual recovery in demand led to the continuous decline in vessel earnings in the latter half of the year as several vessels locked-in for floating storage re-joined the trading fleet. In 2021, freight rates declined on account of inventory de-stocking and more vessels joining the supply from floating storage. Freight rates surged in 2022 as the short-haul trade between Europe and Russia was replaced by the long-haul trade between Europe and the Middle East/US following the Russia-Ukraine crisis. Increased oil demand and a continued shift in the trade patterns supported freight rates in 2023. In early 2024, spot rates got a boost due to Red Sea disruptions with many Europe-bound tankers avoiding the Suez Canal and being diverted to a significantly longer route via the Cape of Good Hope.

The second-hand sale and purchase market has traditionally been relatively liquid, with tankers changing hands between owners on a regular basis. Second-hand prices peaked over the summer of 2008 and have since followed a similar path to both freight rates and newbuilding prices. Increase in newbuild prices in 2021 despite weak vessel earnings was fueled by the increased bargaining power of shipyards that have emerged as price setters with yards flushed with excess ordering, albeit from other shipping sectors, and are hence hard pressed for time for any new orders. The uptrend in newbuild tanker prices coupled with higher demolition prices pushed up second-hand vessel prices. An upswing in vessel values in 2H 2022 is as a result of muted fleet expansion and higher freight rates. Newbuilding prices increased due to the higher cost of raw materials (mainly steel) and limited shipyard slots. Higher freight rates supported the rise in secondhand prices in 2023. Newbuild prices continued to firm up in 2023 due to increased labour costs and high inflation. Increased tonnage utilisation of yards due to the existing LNG vessel and container vessel orders has also supported newbuilding prices.

Traditionally, fossil fuel-based energy sources such as oil, natural gas and coal have propelled the global economy, but their share has been declining over the past few years from 86.9% in 2011 to 81.8%% in 2022, with the share of oil declining from about 33% in 2011 to 31.6% in 2022. However, the energy transition from fossil fuel-based energy to renewable sources of energy is currently underway which has received a boost from the accelerated sales of electric vehicles (“EVs”), even though their share in total sales was a meagre 2.5% in 2019. As the cost of EVs becomes competitive against internal combustion engine vehicles, and charging infrastructure is developed across the world, sales of EVs are expected to gain momentum, reducing the demand for gasoline and diesel in the long run. Increasing focus on decarbonization will impact global oil demand going forward but the demand for naphtha and jet fuel is likely to remain robust and will be a key driver of global trade in crude and refined petroleum products.

Dry Bulk Shipping Industry

The world dry bulk fleet is divided into four main categories of vessels based on their dwt. The type of cargo transported by the dry bulk vessels is broadly the same across size segments. However, specific cargo can be carried by specific size segments on some specific routes. For example, bauxite, part of the minor bulk trade, is shipped in Capesize vessels on the Guinea-China route. Capesizes usually carry iron ore while coal can be shipped in both Capesize and Panamax vessels on the Australia-China route.

Overview of Dry Bulk Trade and Shipping Demand

The dry bulk market is characterized by large volumes of trade between specific economies, with cargo divided into major bulk and minor bulk. While iron ore, coal, and grain comprise major bulk, minor bulk includes commodities ranging from bauxite and soybean to metal concentrates and salt. Bauxite and soybean are traded in larger volumes, whereas concentrates and salt are traded in small volumes. Iron ore and coal constitute the major share of dry bulk trade, contributing the most to the ton-mile demand. In 2023, iron ore and coal comprised about 34% and 32%, respectively, of the total global dry bulk trade in million tons, making up approximately 40% and 26%, respectively, of the ton-mile demand. The dry bulk trade recorded a robust CAGR of approximately 1.6% between 2014 and 2023 in million tons. However, the entire dry bulk trade has grown at a modest CAGR of approximately 1% in the last five years, based on volume, with a substantial rise in grain trade. Modest growth in the dry bulk trade is mainly due to economic uncertainty brought on by the COVID-19 pandemic. World seaborne dry bulk trade volume growth and global GDP growth during 2000-23 have shown a correlation of 59%, suggesting a moderate relationship in these years. Global GDP is a very broad figure and since dry bulk commodities, which have usage across industries, are moving in tandem with the GDP by more than 50%, it gives a good indication of GDP growth leading to increased dry bulk trade. China commands a significant place in dry bulk imports of many commodities such as iron ore, coal, soybean, bauxite, etc and as such the overall correlation between world seaborne dry bulk trade growth and Chinese GDP growth comes higher at 63% during the same period.

The COVID-19 outbreak and the Russia-Ukraine crisis led to a change in trade patterns over the past few years. China, the world’s biggest consumer and producer of steel, commands an important position in the dry bulk market by volume (in million tons). The country imports more than 65% of the global iron ore imports by volume and is a crucial importer of coal, grains, and minor bulk. As the pandemic-led lockdowns hampered industrial activity, steel production contracted in 2020, leading to a massive decline in coal imports during the year. The impact of the pandemic on the demand for iron ore was evident in the 2022 calendar year as China’s manufacturing activity and real estate market remained subdued due to subsequent lockdowns. Brazil’s iron ore exports by volume (in million tons) to China plunged approximately 3% in 2022 after having contracted about 2% in 2021.

Dry bulk trade bounced back in 2023 after contracting in 2022 mainly driven by increased coal (up 11.8% YoY), grain (up 3.4% YoY), and minor bulk trades (up 2.8% YoY). China’s thermal coal imports surged in 2023 due to the high demand for electricity coupled with historically low hydropower output. While advanced economies imported less iron ore in 2023 because of the subdued industrial activity, China emerged the sole driver of global demand. The country’s steel production surged due to robust exports of steel products to Southeast Asia. The grain market remained weak in 1H23 due to the suspension of the Black Sea Grain Initiative and plunging exports from inflation-hit Argentina. However, this market turned resilient in 2H23 with ample exports from Brazil and Russia.

The shift in trade patterns as a result of the unprecedented drought in the Panama Canal was the highlight of the year. This drought impacted vessel traffic and forced the authority to reduce the number of vessels transiting the canal. The bulk segment was affected the most as shippers carrying crops from the USGC to Asia started sailing via the Suez Canal, paying higher freight costs to avoid traffic snarls and thereby adding ton miles. However, with the Suez and Gulf of Aden under Houthis attack, this route also created uncertainty and forced vessels to take the even longer route through the Cape of Good Hope.

Dry Bulk fleet

As of February 29, 2024, the worldwide dry tanker fleet comprised 13,600 vessels with a combined capacity of 1,006.5 million dwt including 7,444 Supramax and Panamax vessels, aggregating 497 million dwt capacity. Future supply will be affected by the size of the newbuilding orderbook. As of February 29, 2024, there were 1,164 dry bulk vessels on order, equivalent to 8.6% of the existing fleet by units and 8.7% of the existing fleet by dwt. The combined orderbook of Supramax and Panamax was equivalent to 12.4% of their combined existing fleet by units and 12.3% by dwt. As of February 29, 2024, there were 325 Ultramax on order within the 534 Supramax class of vessels. At the same time, there were 289 Kamsarmax on order of the 386 Panamax units. The existing orderbook-to-fleet ratio for dry bulk is lower than ~50.3% in 2010 and ~10.6% in 2016. A total of 572 vessels (including 254 Supramax and 233 Panamax vessels) were ordered in 2023, of which 162 vessels (including 38 Supramax and 91 Panamax vessels) will be scrubber-fitted. Two Supramax and 17 Panamax vessels were ordered in the first two months of 2024 (zero scrubber-fitted). The average age of both global Supramax and Panamax fleet is 12 years as of February 29, 2024. There are 522 Supramax and 425 Panamax vessels more than 20 years old, which represent 12.4% and 13.1%, respectively, of the global fleet.

Based on the existing orderbook and scheduled deliveries as of February 29, 2024, nearly 28.3 million dwt is expected to be delivered in the next 10 months of 2024, 31.5 million dwt in 2025, 22.6 million dwt in 2026, and 5.7 million dwt in 2027 and beyond. 204 newbuild Supramax (11.3 mdwt) and 111 newbuild Panamax (8.9 mdwt) vessels with an aggregate capacity of 20.3 million dwt are expected to join the global dry bulk fleet in the next 10 months of 2024.

As of February 29, 2024, scrubber-fitted Ultramax vessels represented 14.7% (194) of the worldwide fleet of 1,318 units; similarly, scrubber-fitted Kamsarmax were 18% or 264 carriers of a total of 1,468 units. Scrubber fitted units represented 18.2% (59) and 28.4% (82) of the orderbooks for Ultramax and Kamsarmax as of that date.

New orders in the dry bulk shipping industry did not pick up in line with the high charter rates and significant earnings potential after the pandemic. Drewry believes it was in part because shipyards were inundated with orders for container vessels and LNG carriers. At the same time, shipowners were unsure about the low- or zero-carbon propulsion system that will enable ships to conform to the upcoming environmental regulations. As a result, the dry bulk fleet grew at a slow rate of about 3% (based on dwt) in 2022 and 3.1% in 2023. Additionally, the dry bulk orderbook comprises 72 alternative-fueled vessels, primarily for larger vessels, indicating owners prefer alternative-fueled vessels for new orders given new regulations requiring vessels with lower emissions.

Demolitions of dry bulk vessels remained particularly low in 2018 and 2019 as shipowners awaited the IMO regulations on sulfur, which became effective in the 2020 calendar year. A similar trend was observed in 2021 and 2022 before the IMO regulations on EEXI and CII were effective. The exceptionally high dry bulk freight rates in 2021 discouraged substantial demolitions of dry bulk vessels. Demolition activity surged in 2023 after declining in 2021 and 2022 owing to lower freight rates. Supramax and Panamax vessels were the main drivers for of the demolition activity with combined demolition of Supramax and Panamax increasing 4x in 2023 compared to 2022. During the period 2029-2023, the average annual number of Supramax and Panamax carriers scrapped was 23 and 14, respectively.

Charter rates increased in 2014 after the correction in 2012-2013. Rates increased due to the favorable balance between demand and supply. However, rates of Panamax and Supramax vessels started declining in 2015-2016 as utilization reduced. The 1-year TCE rate for average Suezmax and Panamax vessels reached its lowest level in the last 10 years in March 2016. As a result, new orders were extremely low, with only 22 Suezmax vessels and 9 Panamax vessels ordered through 2016. The charter market recovered in 2017 as a result of higher demolitions and significantly higher ton-mile demand, particularly of coal.

The chartering environment moderated in 2019 due to lower utilization and remained weak in 2020 before increasing rapidly in 2021. The COVID-19-induced quarantine requirements in 2021 increased the congestion at ports and disrupted supply chains in various parts of the world. These disruptions also resulted in a supply shortage in the market causing rates to surge. Higher charter rates were aided by a significant uptick in demand of dry cargo and historically high container freight rates. These rates led to some of the containerized commodities being shipped by dry bulk and multipurpose vessels.

In 2022, the chartering market remained subdued amid fears of an impending recession, higher perceived risk due to the war, and most importantly, disruption of industrial activity in China due to lockdowns. The utilization of dry bulk vessels in 2022 reached its lowest level in the last 10 years. However, as an exception, rates for Supramax vessels increased due in part to favourable ton-mile demand for grains and coal. Charter rates contracted in 2023 as the trade on long-haul routes was subdued, reducing the ton-mile demand for the Panamax and Supramax vessels. The grain market was in the doldrums in 1H23 with the suspension of the Black Sea Grain Initiative and plunging exports from inflation-hit Argentina. However, the grain market turned resilient in 2H23 with ample exports from Brazil and Russia filling the gap.

Asset Values

Newbuild prices increased modestly from 2016 to 2019 but surged in the 2021 remaining elevated until the 2022 calendar year due to the large orders for container vessels and LNG carriers amid scarce availability of these vessels. High steel prices added to the elevated values. Second-hand values rose modestly in 2016-2019, plateaued in 2020, but soared in 2021 and 2022 on the back of strong freight rates, induced by the COVID-19-led congestion. Second-hand values declined in 2023 on account of softer freight rates. However, they have rebounded in 1Q24 on account of the lower order book-to-fleet ratio and a rise in freight rates due to the Panama Canal disruption.

Ballast Water Management Convention

All deep-sea vessels engaged in international trade are required to have ballast water treatment system (BWTS) before September 8, 2024. BWTS related expenditure has become another factor impacting the decision to scrap older vessels after Ballast Water Management Convention came into force in 2019.

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

As per Drewry’s analysis, most vessels will have to undergo Engine Power Limitation (EPL) to comply with the design parameter required by EEXI regulation. EPL will cap the maximum speed at which the vessel can operate. Since the vessel operating speeds in 2022 were lower than the maximum speed after EPL, it is unlikely that the EEXI regulation will have a significant impact on vessel operations.

As CII ratings for 2023 will be declared after 31 March 2024, which is the deadline for the submission of emission data, a lag is expected in the effect of the CII rating and major changes in operations are not expected till 2023 CII ratings are declared. These regulations may squeeze tonnage availability as shipowners may have to modify engines and slow steam to comply. In addition, these regulations may also lead to increased scrapping and fleet renewal. Meanwhile, the share of alternative-fuel capable vessels in the orderbook continues to increase as shipowners aim for a more efficient fleet.

IMO GHG Strategy

At the MEPC 80 session in July 2023, the IMO revised its GHG emission reduction targets in line with the Paris Agreement, setting more ambitious targets compared to its 2018 initial GHG strategy. The organization now aims for net-zero emissions from the shipping industry by 2050. IMO has added two indicative checkpoints for GHG reduction – i) To reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30% in 2030, compared to 2008 ii) To reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80% by 2040, compared to 2008. In addition, targets have been set for 2030: i) Reduction of CO2 emission per transport work, by at least 40% compared to 2008 and ii) Uptake in zero or near-zero GHG emission fuels by at least 5% striving for 10%.

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

International Maritime Organization

The IMO has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78, the International Convention for the SOLAS Convention, and the LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry-bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held in June 2021 and have entered into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a nonbinding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments will enter into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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

Under Chapter IX of the SOLAS Convention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

In June 2022, SOLAS also set out new amendments that took effect on January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the International Anti-fouling System (IAFS) Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023. Our fleet already complies with this regulation.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (previous limit was $2,300 gross ton or $19,943,400). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. Subsequently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a “continuous surface connection” to “traditional interstate navigable waters” are covered by the CWA, further narrowing the application of the WOTUS rule. On August 2023,, the EPA and the Department of the Army issued the final WOTUS rule, effective on September 8, 2023, that largely reinstated the pre-2015 definition and applied the Sackett ruling.

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

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnages to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s “Fit-for-55,” could also affect our financial position in terms of compliance and administration costs when they take effect.

International Labor Organization

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of GHG emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce GHG emissions from ships. The initial strategy identifies “levels of ambition” to reducing GHG emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. In July 2023, MEPC 80 adopted a revised strategy, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero greenhouse gas fuels by 2030, as well as i). reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008; and ii). reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008.

The EU made a unilateral commitment to reduce overall GHG emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net GHG emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, regulations relating to the inclusion of GHG emissions from the maritime sector in the European Union’s carbon market, EU ETS, are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit GHG emissions from certain mobile sources, and proposed regulations to limit GHG emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut GHG emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA issued a supplemental proposed rule in November 2022 to include additional methane reduction measures. On December 2, 2023, the Biden Administration announced the final rule that includes updated and strengthened standards for methane and other air pollutants from new, modified, and reconstructed sources, as well as Emissions Guidelines to assist states in developing plans to limit methane emissions from existing sources. These new regulations could potentially affect our operations.Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

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

C. Organizational Structure

We were incorporated under the laws of the Republic of the Marshall Islands on March 23, 2015. As of March 29, 2024, we own the vessels in our fleet through four separate wholly-owned subsidiaries and one 60% owned subsidiary that are incorporated in the Republic of Marshall Islands.

The following is a list of our subsidiaries:

Name of Company	Country of Incorporation	Principal Activities	Ownership
SECONDONE CORPORATION LTD*	Marshall Islands	Non-operating subsidiary	100%
THIRDONE CORPORATION LTD.*	Marshall Islands	Non-operating subsidiary	100%
FOURTHONE CORPORATION LTD.*	Malta	Non-operating subsidiary	100%
SIXTHONE CORP. *	Marshall Islands	Non-operating subsidiary	100%
SEVENTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
EIGHTHONE CORP. *	Marshall Islands	Ship ownership and operations	100%
TENTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
ELEVENTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
MARITIME TECHNOLOGIES CORP.	Delaware	Non-operating subsidiary	100%
DRYKON MARITIME INC.	Marshall Islands	Non-operating subsidiary	60%
DRYONE CORP.	Marshall Islands	Ship ownership and operations	60%
DRYTWO CORP.	Marshall Islands	Ship ownership and operations	100%

* “Pyxis Delta”, “Northsea Alpha”, “Northsea Beta”, “Pyxis Malou” and “Pyxis Epsilon” were sold to unaffiliated third parties on January 13, 2020, January 28, 2022, March 1, 2022, March 23, 2023 and December 15, 2023, respectively.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As of March 29, 2024, our fleet consisted of three MRs, “Pyxis Lambda”, “Pyxis Theta” and “Pyxis Karteria” and two dry-bulk carriers, “Konkar Ormi”, an eco-Ultramax, and “Konkar Asteri” an eco-Kamsarmax. In order to accomplish certain operating, strategic and financial objectives, we started an effort a number of years ago to develop a long-term solution for the small tankers, which were non-core assets. That effort culminated in the sale of the “Northsea Alpha” and “Northsea Beta” in January and March, 2022. On March 23, 2023, we sold the “Pyxis Malou”, our only eco-modified tanker. The decision to sell her was a function of (i) attractive market conditions and sale prices for older vessels, (ii) high operating costs and greater emissions compared to the rest of the fleet and (iii) third special survey in the first half of 2024. On December 15, 2023, we closed on the sale of the “Pyxis Epsilon” our 2015 built eco-efficient MR. Our decision to sell this 8-year-old tankers was driven by the ability to capture an exemptional cash price from a leading international shipping company.

The ongoing Russian-Ukrainian war and more recently, the Israel-Hamas conflict have created further uncertainty for the global economic outlook, especially for the Europe, which could affect the demand for and shipment of refined petroleum products and to some extent, the certain dry-bulk cargoes. The price of crude oil and bunker fuel and many dry-bulk commodities have increased significantly due to geo-political events and tighter monetary policies of many central banks, leading to added inflationary pressures. In addition, certain officers on our vessels are Russian and Ukrainian nationals whose continued employment with ITM may be in question, and potentially impact the operation of our vessels. To date, no disruption to our operations has occurred. Consequently, our voyage and vessel operating costs could rise materially and negatively impact our profitability. See “Item 3. Key Information – D. Risk Factors – Political instability, terrorist or other attacks, war, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business”.

This section is a discussion of our financial condition and results of operations as of and for the years ended December 31, 2022 and 2023. You should read the following discussion and analysis together with our financial statements and related notes included elsewhere in this Annual Report. This discussion includes forward-looking statements which are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those currently anticipated, expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please read the section entitled “Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors.”

Important Financial and Operational Terms

We use a variety of financial and operational terms and concepts. These include the following:

Voyage Revenues, net

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and bulk commodities. Revenues are generated primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. At December 31, 2023, we employed three of our vessels on time charters and one vessel in our fleet in the spot market. Revenues from time charter agreements providing for varying daily rates are accounted as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is recognized from loading of the current spot charter to discharge of the current spot charter as discussed below. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate.

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

 Management Fees

We pay management fees to Maritime, Konkar Agencies and ITM for commercial and technical management services, respectively, for our vessels. These services include: obtaining employment for our vessels and managing our relationships with charterers; strategic management services; technical management services, which include managing day-to-day vessel operations, ensuring regulatory and classification society compliance, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs and arranging insurance for vessels; and providing shore-side personnel who carry out the management functions described above. As part of their ship management services, they provide us with supervision services for new construction of vessels; these costs are capitalized as part of the total delivered cost of the vessel.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. During the fourth quarter of 2021, we adjusted the scrap rate from $300/ton to $340/ton due to the increased scrap rates worldwide, and remained at the same level of $340/ton in 2023.

Special Survey and Dry-docking

We are obliged to periodically dry-dock each of our vessels for inspection, and to make significant modifications to comply with industry certification or governmental requirements. Generally, each vessel is dry-docked every 30 to 60 months for scheduled inspections, depending on its age. The capitalized costs of dry-dockings for a given vessel are amortized on a straight-line basis to the next scheduled dry-docking of the vessel.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. We have also incurred interest expense in relation to the $6.0 million Amended and Restated Promissory Note we issued in favor of MIC. During first quarter of 2023, we repaid in full the Promissory Note due to MIC. Except for the interest payments under our Promissory Note that was based on a fixed rate, the interest rate under our debt agreements is currently linked to the SOFR rate. In order to hedge our variable interest rate exposure, on January 19, 2018, we, via one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap terminated on July 18, 2022. Similarly, on July 16, 2021, the same subsidiary purchased an additional interest rate cap for the amount of $9.6 million at a cap rate of 2% with a scheduled termination date of July 8, 2025. This cap was sold on January 25, 2023 and we realized a net cash gain of $0.6 million. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

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

Implications of Not Being an Emerging Growth Company

On December 31, 2020, we ceased to be an “emerging growth company” as defined in the JOBS Act. Since we are not an “accelerated filer” or a “large accelerated filer” (as such terms are defined under the U.S. securities laws) we are not required to comply with the provisions of Section 404(b) of SOX, which would otherwise require our independent registered public accounting firm to provide us with an attestation report on the effectiveness of our IFCR. Compliance with Section 404 is expensive for our shareholders and time consuming for management and could result in the detection of internal control deficiencies of which we are currently unaware. However, we are required to comply with other SOX mandates, including CEO and CFO certifications, the requirement to establish and maintain ICFR and have management assess its effectiveness, and a financial statement audit by an independent auditor, who is required to obtain an understanding of ICFR in the performance of the financial statement audit but not for the purpose of expressing an opinion on the effectiveness of our ICFR. If we become subject to additional SOX provisions, including Section 404(b), in the future, compliance with these provisions will likely incrementally increase our legal and financial compliance costs and make some activities more time consuming and costly.

A. Operating Results

At December 31, 2023, we employed three of the vessels in our fleet on time charters and one vessel was operating in the spot market. Our vessels are available to operate the entire year, except for scheduled special surveys and dry-dockings. The increased time charter trading activity for our vessels resulted to lower number of non-operating days per year, which represented the average time spent off-hire. If a vessel undergoes a scheduled intermediate survey, or special survey with BWTS installation, the estimated duration is five or 25 days, respectively.

The break-out of revenue by spot and time charters for the years ended December 31, 2022 and 2023 is reflected below (in thousands of U.S. dollars):

	Year ended December 31,
	2022	2023
Revenues derived from spot charters, net	$39,099	$12,665
Revenues derived from time charters, net	19,245	32,803
Revenues, net	$58,344	$45,468

The following table reflects our fleet’s ownership days, available days, operating days, utilization, TCE, average number of vessels, number of vessels at period end, average age and operating expenses in each case, for the years ended December 31, 2022 and 2023.

	Year ended December 31,
MR vessels Operating Data *	2022	2023
Ownership days (1)	1,825	1,525
Available days (2)	1,811	1,482
Operating days (3)	1,584	1,418
Utilization % (4)	87.5%	95.7%
Daily time charter equivalent rate (5)	$25,739	$26,633
Daily vessel operating expenses (6)	$6,754	$7,065
Average number of vessels (7)	5.2	4.2
Number of vessels at period end	5	3
Weighted average age of vessels at period end (8)	9.3	9.4

	Year ended December 31,
Dry-bulk vessels *	2022		2023

Ownership days (1)		n/a	109
Available days (2)		n/a	109
Operating days (3)		n/a	88
Utilization % (4)		n/a	80.7%
Daily time charter equivalent rate (5)	$	n/a	$15,323
Daily vessel operating expenses (6)	$	n/a	$7,772
Average number of vessels (7)		n/a	0.3
Number of vessels at period end		n/a	1
Weighted average age of vessels at period end (8)		n/a	7.2

	Year ended December 31,
Total fleet *	2022	2023

Ownership days (1)	1,825	1,634
Available days (2)	1,811	1,591
Operating days (3)	1,584	1,506
Utilization % (4)	87.5%	94.7%
Daily time charter equivalent rate (5)	$25,739	$25,972
Daily vessel operating expenses (6)	$6,754	$7,112
Average number of vessels (7)	5.2	4.5
Number of vessels at period end	5	4
Weighted average age of vessels at period end (8)	9.3	8.8

* a)	On December 15, 2023, the Company delivered the“Pyxis Epsilon”, a 2015 built 50,295 dwt medium range product tanker to an unaffiliated buyer located in the United States.
b)	In Mid-September, 2023, we closed on a $6.8 million equity investment in an operating joint venture to purchase the 2016 Japanese built Ultramax dry-bulk carrier “Konkar Ormi”. We own 60% of this joint venture and the balance is owned by an entity related to our Chief Executive Officer and Chairman. The delivery of the vessel occurred on September 14, 2023 and her initial charter commenced October 5, 2023. We consolidate in our financial statements the aforementioned newly acquired dry-bulk “Konkar Ormi” under the relevant ASC 810 guidelines as a result of our control over the joint venture.

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily TCE rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.
(6)	Daily vessel operating expenses are direct operating expenses such as crewing, provisions, repairs and maintenance, insurance, deck and engine stores, lubricating oils and tonnage tax divided by ownership days.
(7)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(8)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dwt of each vessel on the total fleet dwt.

The following table reflects the calculation of our daily TCE rates of our vessels for the years ended December 31, 2022 and 2023 (in thousands of U.S. dollars, except total operating days and daily TCE rates):

MR fleet	Year ended December 31,
(Amounts in thousands of U.S. dollars, except for operating days and for daily TCE rates)	2022		2023

MR Revenues, net [1]		$57,749		$43,889
MR Voyage related costs and commissions [1]		(16,979)		6,124)
MR Time charter equivalent revenues [1,3]		$40,770		$37,765

MR Total operating days [1]		1,584		1,418
MR Daily Time Charter Equivalent rate [1,3]	$/d	25,739	$/d	26,633
Average number of MR vessels [1]		5.2		4.2

Dry-bulk fleet	Year ended December 31,
(Amounts in thousands of U.S. dollars, except for operating days and for daily TCE rates)	2022	2023

Dry-bulk Revenues, net [2]	n/a		$1,579
Dry-bulk Voyage related costs and commissions [2]	n/a		(231)
Dry-bulk charter equivalent revenues [2,3]	n/a		$1,348

Dry-bulk Total operating days [2]	n/a		88
Dry-bulk Daily Time Charter Equivalent rate [2,3]	n/a	$/d	15,323
Average number of Dry-bulk vessels [2]	n/a		0.3

Total fleet	Year ended December 31,
(Amounts in thousands of U.S. dollars, except for operating days and for daily TCE rates)	2022		2023

Revenues, net [1,2]		$57,749		$45,468
Voyage related costs and commissions [1,2]		(16,979)		(6,355)
Charter equivalent revenues [1,2,3]		$40,770		$39,113

Total operating days [1,2]		1,584		1,506
Daily Time Charter Equivalent rate [1,2,3]	$/d	25,739	$/d	25,972
Average number of vessels [1,2]		5.2		4.5

[1] a)	Our non-core small tankers, “Northsea Alpha” and “Northsea Beta”, which were sold on January 28, 2022 and March 1, 2022, respectively, have been excluded in the above table. Both vessels were under spot employment for 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. For the year ended December 31, 2022, “Revenues, net” attributable to these vessels was $595 thousand and “Voyage related costs and commissions” was $386 thousand. Also, a $8 thousand write-off of “MR Voyage related costs and commissions” related to the previous year’s voyage commissions of the “Pyxis Delta” has been excluded in the fourth quarter of 2022. The vessel was sold to an unaffiliated third party on January 13, 2020. For the three and twelve months ended December 31, 2023, the same expenses attributable to these vessels were nil and $10 thousand, respectively.
b)	Also, a $19 thousand write-off of “MR Voyage related costs and commissions” related to the previous year’s voyage commissions of the “Pyxis Delta” has been excluded in the year ended on December 31, 2023.
c)	The eco-modified MR “Pyxis Malou” was sold to an unaffiliated buyer on March 23, 2023.
d)	The eco-efficient MR “Pyxis Epsilon” was sold to an unaffiliated buyer on December 15, 2023.
[2]	The dry-bulk “Konkar Ormi” was delivered to our Joint Venture on September 14, 2023 and commenced her initial charter on October 5, 2023
[3]	Subject to rounding.

The increase in the TCE rate in 2023 compared to 2022 was primarily attributable to higher charter rates and better utilization of 94.7% for the year ended 2023 compared to 87.5% for the previous year as a result of higher time charter employment. The lower voyage related costs were primarily a result of a 538-day decrease in our MRs spot operating days for our fleet from 919 days during 2022 to 381 days in 2023, as well as lower ownership days due to the sales of the “Pyxis Malou” in March, 2023 and “Pyxis Epsilon” in December, 2023 offset by the acquisition of the new dry-bulk carrier “Konkar Ormi” in September, 2023.

For the year ended December 31, 2023, we reported Revenues, net of $45.5 million, a decrease of $12.9 million, or 22.1%, from $58.3 million in the comparable period of 2022. During the twelve months of 2023, our MR’s were contracted for 1,101 days or 74% under short-term time charters and for the rest of the year employed in the spot market resulting in an overall MR average daily TCE rate of $26,633. The new dry-bulk “Konkar Ormi” contributed 109 ownership days and was employed under a short-term time charter with an average daily TCE rate of $15,323. Our net income attributable to common shareholders for the year ended December 31, 2023, was $36.2 million, or income of $3.38 per common share basic and $2.94 per common share diluted, compared to a net income attributable to common shareholders of $12.5 million, or net income of $1.18 per common share basic and $1.06 per common share diluted for the same period in 2022. During 2023, we recognized an aggregate gain from vessel sales of $25.1 million which includes $8.0 million gain from “Pyxis Malou” sale in the first quarter of 2023 and $17.1 million gain from “Pyxis Epsilon” sale in the fourth quarter of 2023. Higher MR daily TCE rate of $26,633 and higher MR fleet utilization of 95.7% for our MR’s during the year ended December 31, 2023, were compared to a MR daily TCE rate of $25,739 and MR fleet utilization of 87.5% during the same period in 2022. During 2023, we operated on average one fewer MR, but ran one dry-bulk carrier for a portion of year with acquisition of the “Konkar Ormi” in the Fall.

Recent Daily Fleet Data:

(Amounts in U.S. dollars per day, , except for Utilization %)		Year ended December 31,
		2022	2023
Eco-Efficient MR2: (2022: 4 vessels)
(2023: 4 vessels)	Daily TCE :	23,567	27,090
	Opex per day:	6,641	6,936
	Utilization % :	88.5%	96.6%
Eco-Modified MR2: (1 vessel)
	Daily TCE :	35,035	17,101
	Opex per day:	7,204	9,319
	Utilization % :	82.2%	79.3%
MR Fleet: (2022: 5 vessels) *
(2023: 5 vessels) *	Daily TCE :	25,739	26,633
	Opex per day:	6,754	7,065
	Utilization % :	87.5%	95.7%

Average number of MR vessels *		5.2	4.2

Dry-bulk Ultramax: (2023: 1 vessel)
	Daily TCE :	n/a	15,323
	Opex per day:	n/a	7,772
	Utilization % :	n/a	80.7%

Average number of Dry-bulk vessels *		n/a	0.3

Total Fleet: (2022: 5 vessels) *
(2023: 5 vessels) *	Daily TCE :	25,739	25,972
	Opex per day:	6,754	7,112
	Utilization % :	87.5%	94.7%

Average number of vessels *		5.2	4.5

As at December 31, 2023 our fleet consisted of three eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, and “Pyxis Karteria” and a controlling interest in a single ship Ultramax dry-bulk joint venture, the “Konkar Ormi” (*). During 2022 and 2023, the vessels in our fleet were employed at various occasions under time and spot charters.

* a)	On March 23, 2023, the Company sold the “Pyxis Malou”, a 2009 built 50,667 dwt. MR product tanker to an unaffiliated buyer located in the United Kingdom.
b)	On September 14, 2023, the Company acquired the “Konkar Ormi”, a scrubber-fitted, eco-efficient vessel, 2016 Japanese built 63,250 dwt Ultramax carrier, through the 60% ownership interest to the newly formed dry-bulk joint venture.
c)	On December 15, 2023, Eighthone delivered the “Pyxis Epsilon”, a 2015 built 50,295 dwt medium range product tanker to an unaffiliated buyer located in the United States.

Consolidated Statements of Comprehensive Income

for the Fiscal Years Ended December 31, 2022 and December 31, 2023

	Year ended December 31,		Change $	%
(Amounts in thousands of U.S. dollars, except per share data)	2022	2023

Revenues, net	$58,344	$45,468	(12,876)	(22.1)%
Voyage related costs and commissions	(17,357)	(6,352)	11,005	(63.4)%
Vessel operating expenses	(12,481)	(11,623)	858	(6.9)%
General and administrative expenses	(2,508)	(3,448)	(940)	37.5%
Management fees, related parties	(702)	(728)	(26)	3.7%
Management fees, other	(916)	(760)	156	(17.0)%
Amortization of special survey costs	(384)	(388)	(4)	1.0%
Depreciation	(6,100)	(5,503)	597	(9.8)%
Allowance for credit losses	(118)	78	196	(166.1)%
Gain/(Loss) from the sale of vessels, net	(466)	25,125	25,591	5,491.6%
Operating income	17,312	41,869	24,557	141.8%

Other expenses, net:
Loss from debt extinguishment	(34)	(379)	(345)	1014.7%
Gain from financial derivative instruments	555	(59)	(614)	(110.6)%
Interest and finance costs, net	(4,441)	(5,835)	(1,394)	31.4%
Interest income	—	1,240	1,240	n/a
Total other expenses, net	(3,920)	(5,033)	(1,113)	28.4%

Net income	$13,392	$36,836	23,444	175.1%
Loss assumed by non-controlling interests	—	201	201	n/a
Net income attributable to Pyxis Tankers Inc.	$13,392	$37,037	23,645	176.6%

Dividend Series A Convertible Preferred Stock	(885)	(810)	75	(8.5)%
Net income attributable to common shareholders	$12,507	$36,227	23,720	189.7%

Income per common share, basic	$1.18	$3.38	2.20	186.4%
Income per common share, diluted	$1.06	$2.94	1.88	177.4%
Weighted average number of shares, basic	10,613,672	10,701,059	87,387	0.8%
Weighted average number of shares, diluted	12,640,581	12,585,777	(54,804)	(0.4)%

Revenues, net: Revenues, net of $45.5 million for the year ended December 31, 2023, represented a decrease of $12.9 million, or 22%, from $58.3 million in the comparable period of 2022. In the year ended December 31, 2023, our MR average daily TCE rate was $26,633, a $894 per day or 3.5% increase from $25,739 per day for the same 2022 period primarily due to the improved fleet utilization from 87.5% to 95.7%. Voyage related costs and commissions decreased by $11.0 million as discussed below. Ownership days in 2023 were 1,634 for an average of 4.5 vessels in our total fleet compared with 1,912 days for an average of 5.2 vessels in the same period of 2022. This decrease in 2023 reflects the sales of the “Pyxis Malou” and “Pyxis Epsilon”, partially offset by the acquisition of the “Konkar Ormi” dry-bulk carrier. In 2023, the “Konkar Ormi” contributed 109 ownership days and her maiden voyage was a short-term time charter at a daily TCE rate of $15,323.

Voyage related costs and commissions: Voyage related costs and commissions of $6.4 million for the year ended December 31, 2023, represented a decrease of $11.0 million, or 63.4%, from $17.4 million for the same period of 2022. We operated one fewer MR on average during 2023. For the year ended December 31, 2023, our MRs were employed on spot charters for 381 days in total, compared to 919 days in 2022. Lower spot chartering activity for our MRs contributes to lower voyage costs which are typically borne by us rather than the charterer, thus an increase in spot employment results in increased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $11.6 million for the year ended December 31, 2023, represented a $0.9 million or 6.9% decrease compared to $12.5 million for the same period ended December 31, 2022. This decrease was mainly attributed to the sale of the “Pyxis Malou” during the first quarter of 2023. Fleet ownership days for the year ended December 31, 2023, aggregated 1,634 days consisting of 1,525 days for our MR’s plus 109 days for the dry-bulk vessel compared to 1,912 days for the same period in 2022, including the “Northsea Alpha”, “Northsea Beta” which were sold in the first quarter of 2022.

General and administrative expenses: General and administrative expenses of $3.4 million for the year ended December 31, 2023, represented an increase of $0.9 million or 37.5%, from $2.5 million in the comparable period in 2022, mainly due to the performance bonus of $0.6 million paid to Maritime. The increase also includes the non-cash $171 thousand charge of the common shares granted under the Company’s existing Employee Incentive Program (the “EIP”). In May 2023, the Nominating & Corporate Governance Committee of our Board of Directors approved the issuance of a total of 55,000 restricted common shares under the EIP to 24 employees, board members and Company affiliates. The restricted shares have vesting periods through November 2024. In addition, certain administrative fees were adjusted by 9.65% to reflect the 2022 inflation rate in Greece.

Management fees: For the year ended December 31, 2023, management fees paid to Maritime, ITM and Konkar Agencies of $1.5 million in the aggregate, represented a decrease of $0.1 million compared to $1.6 million for the year ended December 31, 2022. The decrease was the result of the sales of “Northsea Alpha” and “Northsea Beta” during 2022 and the sales of “Pyxis Malou” and “Pyxis Epsilon” during 2023, partially offset by the acquisition “Konkar Ormi”, and by a 9.65% increase in ship management fees due Maritime for the inflationary effects in Greece from the prior year.

Amortization of special survey costs: Amortization of special survey costs of $0.4 million for the year ended December 31, 2023, remained flat compared to the same period in 2022.

Depreciation:  Depreciation of $5.5 million for the year ended December 31, 2023, decreased by $0.6 million or 9.8% compared to $6.1 million in the comparable period of 2022. The decrease was attributed to the sales of vessels “Pyxis Malou” and “Pyxis Epsilon” during the first and the fourth quarter of 2023, partially offset by the acquisition of the “Konkar Ormi” in the third quarter of 2023.

Gain from the sale of vessels, net: During the year ended December 31, 2023, we recorded total gains of $25.1 million, including an $8.0 million gain from the sale of the “Pyxis Malou”, which occurred in the first quarter of 2023, and $17.1 million gain from the sale of the “Pyxis Epsilon”, which occurred in December 2023. In the comparable period in 2022, we recorded a loss of $0.5 million related to reposition costs for the deliveries of the “Northsea Alpha” and “Northsea Beta” to their buyer.

Loss from debt extinguishment: During the year ended December 31, 2023, we recorded a loss from debt extinguishment of $0.4 million reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the loan repayments of the sold vessels, “Pyxis Malou”, “Pyxis Epsilon” and the debt refinancing of the “Pyxis Karteria”. During the year ended December 31, 2022, we recorded a loss from debt extinguishment of $34 thousand reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the repayments of the “Northsea Alpha” and “Northsea Beta” loans.

Gain/(Loss) from financial derivative instruments: On January 27, 2023, we sold our $9.6 million 2% interest rate cap and we recorded a $59 thousand loss while we realized $0.6 million in net cash. For the comparable year ended December 31, 2022, we recognized a $0.6 million valuation gain related to this interest rate cap purchased in July 2021.

Interest and finance costs, net: Interest and finance costs, net, for the year ended December 31, 2023, were $5.8 million, compared to $4.4 million in the comparable period in 2022, an increase of $1.4 million, or 31.4%. Despite lower average debt levels, this increase was primarily attributable to higher LIBOR/SOFR indexed rates paid on all the floating rate bank debt. In addition to scheduled loan amortization, we prepaid the $6.0 million 7.5% Promissory Note in full during the first quarter of 2023. On March 13, 2023, we completed the debt refinancing of the “Pyxis Karteria”, our 2013 built vessel, with a $15.5 million five year secured loan from a new lender. The loan is priced at SOFR plus 2.7%.

Interest income: Interest income from time deposits, $1.2 million received during the year ended December 31, 2023, compared to nil for the same period in 2022, due to larger balances of short-term time deposits.

Loss assumed by non-controlling interest: Loss assumed by non-controlling interest for the year ended December 31, 2023, of $0.2 million represented the 40% share of the loss which is attributable to the NCI in the single ship dry-bulk joint venture.

Year ended December 31, 2022, compared to the year ended December 31, 2021

Please refer to our annual report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on April 12, 2023.

B. Liquidity and Capital Resources

Overview

Our principal sources of liquidity are cash flows from operations, borrowings of bank debt, proceeds from the selective sale of vessels and the proceeds from further issuances of equity and debt. We expect that our future liquidity requirements will relate primarily to:

●	payments of interest and other debt-related expenses and the repayment of principal on our loans;
●	our vessel operating expenses, including dry-docking and special survey costs;
●	payment of technical and commercial management fees for our daily vessel operations;
●	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity for loan covenants;
●	re-purchase of common shares under our authorized buy-back program; and
●	potential vessel acquisitions or other strategic initiatives.

Offerings

On October 13, 2020, we announced the closing of our offering of 200,000 Units at an offering price of $25.00 per Unit (the “Offering”). Each Unit was immediately separable into one 7.75% Series A Convertible Preferred Shares and eight (8) detachable Warrants, each warrant exercisable for one common share, for a total of up to 1,600,000 of our common shares. Each Warrant will entitle the holder to purchase one common share at an initial exercise price of $5.60 per share (or $1.40 prior the Reverse Stock Split) at any time prior to October 13, 2025 or, in case of absence of an effective registration statement, to exchange those cashless based on a formula. Any Warrants that remain unexercised on October 13, 2025 shall be automatically exercised by way of a cashless exercise on that date. We received gross proceeds of $5.0 million from the Offering. After deducting for underwriting discounts and offering expenses, net proceeds were $4.3 million, which were used for general corporate purposes, including working capital and the repayment of debt.

We also agreed to issue and sell to designees of the underwriter as compensation, two separate types of Underwriter’s Warrants for an aggregate purchase price of $100 (absolute amount). The Warrants were issued pursuant to an Underwriting Agreement dated October 8, 2020. The first type of the Underwriter’s Warrants is a warrant for the purchase of an aggregate of 2,000 Series A Convertible Preferred Shares at an exercise price of $24.92 and the second type is a warrant for the purchase of an aggregate of 16,000 Warrants at an exercise price of $0.01, at any time on or after April 6, 2021 and prior to October 8, 2025 (the “Termination Date”). On exercise, each Underwriter Warrant allows the holder to purchase one of our Series A Convertible Preferred Shares or one Warrant to purchase one common share of the Company at $5.60 or, in case of absence of an effective registration statement, to exchange those cashless based on a formula set in the Underwriting Agreement. Any Underwriter’s Warrants that remain unexercised on the Termination Date shall be automatically exercised by way of a cashless exercise on that date. The Underwriter’s Warrants are also subject to customary adjustment provisions similar to the detachable Warrants discussed above.

As of December 31, 2023, 2,000 Underwriter’s Warrants to purchase 2,000 Series A Convertible Preferred Shares and 3,460 Underwriter’s warrant to purchase 3,460 Warrants remained outstanding.

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

On July 16, 2021, we announced the closing of a follow-on public offering of 308,487 shares of 7.75% Series A Convertible Preferred Shares of $25 liquidation preference per share, which were priced at $20.00 per share (the “Follow-on Offering”) for gross proceeds of $6.17 million. After offering costs and expenses, the net proceeds of $5.56 million of the Follow-on Offering were for applied for general corporate purposes.

The Warrants also subject to customary adjustment provisions, such as for stock dividends, subdivisions and combinations and certain fundamental transactions such as those in which we directly or indirectly, in one or more related transactions effect our merger or consolidation with or into another entity, or we effect any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions. We determined that the Warrants are indexed to our own stock and meet all the conditions for equity classification.

The Series A Convertible Preferred Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “PXSAP” and “PXSAW”, respectively.

Each Series A Convertible Preferred Share is convertible into common shares at an initial conversion price of $5.60 per common share, or 4.46 common shares, at any time at the option of the holder, subject to certain customary adjustments.

If the trading price of our common stock equals or exceeds $9.52 per share (or $2.38, prior – Reverse Stock Split) for at least 20 days in any 30 consecutive trading day period ending 5 days prior to notice, we can call, in whole or in part, for mandatory conversion of the Series A Convertible Preferred Shares. The holders, however, will be prohibited from converting the Series A Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding, unless a 61-day notice is delivered to us. The conversion price is subject to customary anti-dilution and other adjustments relating to the issuance of common shares as a dividend or the subdivision, combination, or reclassification of common shares into a greater or lesser number of common shares.

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

In the case of a change of control that is pre-approved by our Board of Directors, holders of Series A Convertible Preferred Shares have the option to (i) demand that we redeem the Series A Convertible Preferred Shares at $25.00 after October 13, 2022, or (ii) continue to hold the Series A Convertible Preferred Shares. Upon a change of control, the holders also have the option to convert some or all of the Series A Convertible Preferred Shares, together with any accrued or unpaid dividends, into shares of common stock at the conversion rate. “Change of Control” means that (i) Mr. Valentis and his affiliates cease to own at least 20% of our voting securities of the Company, or (ii) a person or group acquires at least 50% voting control of the Company, and in the case of each of either (i) or (ii), neither we nor any surviving entity has its common stock listed on a recognized U.S. exchange.

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

Dividends on the Series A Convertible Preferred Shares are cumulative from and including the date of original issuance in the amount of $1.9375 per share each year, which is equivalent to 7.75% of the $25.00 liquidation preference per share. Dividends on the Series A Convertible Preferred Shares are paid monthly in arrears starting November 20, 2020, to the extent declared by our Board of Directors. During the months of January through December 2023, the Company paid monthly cash dividends of $0.1615 per share for each outstanding Series A Preferred Share, which aggregated to $797,000 for the twelve month period ended as of December, 31 2023. On January 22, 2024, February 20, 2024 and March 20, 2024, we paid cash dividends of $0.1615 per Series A Preferred Share or an aggregate of $196,000 for the first three months of 2024.

During the year ended December 31, 2023, 45,842 Series A Convertible Preferred Shares were converted resulting in the issuance of 204,819 common shares. On December 31, 2023, we had a total of 10,542,547 common shares issued and outstanding, 403,631 Series A Preferred Shares, which have a conversion price of $5.60, and 1,591,062 warrants, which have an exercise price of $5.60, (excluding non-tradeable underwriter’s common stock purchase warrants of which 107,143 and 3,460 have exercise prices of $8.75 and $5.60, respectively, and 2,000 and 2,683 Series A Preferred Shares purchase warrants which have an exercise price of $24.92 and $25.00 per share, respectively).

The calculation of fully-diluted Income per common share for the twelve months ended December 31, 2023 of $2.94 included the potential conversion of the outstanding Series A Preferred Shares to derive an aggregate 12,585,777 weighted average common shares and corresponding elimination of the dividend. As of the date of this Annual Report, Mr. Valentis beneficially owned 5,729,730 or 54.6% of our outstanding common shares. There were no further conversions of the Series A Convertible Preferred Shares after December 31, 2023 through March 29, 2024 which resulted in no further issuance of PXS shares.

As of December 31, 2023, there were 1,591,062 outstanding Warrants with an exercise price of $5.60 (exclusive of underwriter’s common stock purchase warrants of which 107,143 and 3,460 have exercise prices of $8.75 and $5.60 per common share, respectively, and 4,683 underwriter’s Series A Convertible Preferred Shares purchase warrants with a weighted average strike price of $24.97 (convertible into 20,878 common shares).

Vessel Acquisitions and Dispositions, Corporate Actions

On July 15, 2021, we announced the delivery of the newly acquired “Pyxis Karteria”, which was partially funded by a new $13.5 million secured loan with a new bank, Piraeus Bank, S.A.

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

On December 23, 2021, we entered into an agreement with a third-party to sell the small tankers, “Northsea Alpha” and “Northsea Beta”, at an aggregate gross sales price of $8.9 million. The vessels were delivered to their buyers on January 28, 2022 and on March 1, 2022, respectively. After the repayment of $5.8 million outstanding indebtedness securing these vessels and the payment of various transaction costs, we received aggregated net cash proceeds of $2.7 million and $0.6 million from the lender’s release of the minimum liquidity deposits which was used for working capital purposes.

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

On March 23, 2023, pursuant to the sale agreement that we entered into on March 1, 2023, the “Pyxis Malou” our 2009 built vessel was delivered to her buyer. The aggregate gross sale price was $24.8 million from which $6.4 million was used for the prepayment of the respective loan facility and $0.75 million to prepay the outstanding loan for the “Pyxis Lamda”.

On May 11, 2023, our Board authorized a common stock re-purchase program of up to $2.0 million for a period of six months through open market transactions. In November, 2023 our Board of Directors authorized a six-month extension of the program through May, 2024 of the program which may also include the re-purchase of Series A Preferred Shares. During the year ended December 31, 2023, we repurchased 331,591 common shares at an average price of $3.75 per share, including brokerage commissions, utilizing $1.2 million under the authorized $2.0 million re-purchase program. As of March 29, 2024, we had repurchased an additional 44,557 common shares at an average price of $4.42 per share, including brokerage commissions, utilizing additional $0.2 million of cash.

On May 11, 2023, our Nominating & Corporate Governance Committee signed the resolution to grant the issuance of a total of 55,000 restricted common shares to 24 employees, board members and Company affiliates under the active EIP. The restricted shares have vesting periods up to November 2024. A non–cash charge of $171,000 was recognized in General and administrative expenses of the accompanying Consolidated Statement of Comprehensive Income for the year ended in December 31, 2023.

On July 26, 2023, our Board, consisting of a majority of independent members, unanimously approved a $6.8 million equity investment in a newly formed company, which has agreed to acquire a 2016 Japanese built 63,520 dwt Ultramax bulk carrier, renamed “Konkar Ormi”, from an un-affiliated third party. Pyxis Tankers owns 60% of this joint venture and the remaining 40% is owned by a company related to our Chairman and Chief Executive Officer, Mr. Valentis. This scrubber-fitted eco-vessel is geared with four cargo cranes and a ballast water treatment system which provide optimal operating flexibility, lower environmental emissions and attractive fuel economics. The purchase price of the bulk carrier of $28.5 million was funded by a $19.0 million secured five year secured loan from Piraeus Bank, S.A. and cash in hand. Loan principal is repayable over five years with quarterly amortization and bears interest at SOFR plus a margin of 2.35% per annum. The delivery of the vessel occurred on September 14, 2023 and her initial charter commenced October 5, 2023. The vessel is managed by Konkar Agencies, a company that is related to our Chairman and Chief Executive Officer, which is a long-time owner, operator and manager of dry-bulk vessels. We consolidate in our financial statements the aforementioned newly acquired dry-bulk “Konkar Ormi” under the relevant ASC 810 guidelines as a result of our control over the joint venture.

On September 22, 2023 the Company announced that it had agreed to sell the vessel “Pyxis Epsilon”, a 2015 built 50,295 dwt. product tanker, for a sale price of $40.75 million in cash to an unaffiliated buyer located in the United States. Completion of the vessel sale, occurred on December 15, 2023. After repayment of a loan secured by the vessel and associated transaction costs, the Company received $26.8 million in net cash proceeds and recognized a non-cash gain from asset disposition of $17.1 million.

On November 28, 2023 the Company announced that it had entered into a definitive agreement with an unaffiliated third party to purchase an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The vessel was delivered on February 15, 2024, named the “Konkar Asteri”, and commenced its commercial operations on February 29, 2024. The eco-efficient Kamsarmax is fitted with a ballast water treatment system and scrubber. The vessel was purchased for $26.625 million which was funded by a combination of secured bank debt of $14.5 million and cash on hand. The five year amortizing bank loan is priced at Term SOFR +2.35% and is secured by, among other things, the vessel.

Financings

On March 29, 2021, we entered into a new secured loan agreement for the refinancing of the existing Eighthone loan. The $17.0 million provided by the new secured loan combined with $7.3 million of available cash were used to prepay the outstanding indebtedness of $24.0 million of the previous loan in full and fund closing fees and expenses.

On January 25, 2023 we sold our $9.6 million interest cap rate on LIBOR of 2% with termination date of July 8, 2025 and we realized a net cash gain of $0.6 million. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

On February 10, 2023 we repaid $3.0 million of the $6.0 million 7.5% promissory note due to MIC, an affiliate of Mr. Valentis. The remaining balance of this obligation was repaid on March 14, 2023.

On March 13, 2023, the Company completed the debt refinancing of the “Pyxis Karteria”, our 2013 built vessel with a $15.5 million five year secured loan from a new lender, Piraeus Bank, S.A. Loan principal is repayable over five years with quarterly amortization. The loan is priced at SOFR plus 2.7% with standard terms and conditions.

At December 31, 2023, our weighted average interest rate on our total funded debt for the year was 8.21% and we had short-term interest bearing money market investments of $51.0 million. Our next loan maturity is scheduled for July, 2025 with a balloon principal payment of $9.25 million due on the “Pyxis Theta”.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters, amounts due to related parties, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. We perform regular cash flow projections to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and be in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees, general and administrative expenses, debt service requirements and dividend payments on the Series A Preferred Stock. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations. As of December 31, 2023, we had a working capital surplus of $50.8 million, defined as current assets minus current liabilities. The Company considered such surplus in conjunction with the future market prospects and potential future financings. As of the filing date of the consolidated financial statements, we expect that we will be in a position to cover our liquidity needs for the next 12-month period through the cash generated from the vessels’ operations. We also believe that we will be in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements for the next 12-month period.

Our business is capital intensive and our future success will depend on our ability to maintain a high quality fleet through the acquisition of modern vessels and the sale of older vessels. These acquisitions and dispositions will be principally subject to management’s expectation of future market conditions, our ability to acquire and dispose of vessels on favorable terms as well as access to cost-effective capital on reasonable terms.

We do not intend to pay dividends to the holders of our common shares in the near future and expect to retain our cash flows primarily for the payment of vessel operating costs, dry-docking costs, debt service and other obligations, such as, the payment of cash dividends on the Series A Preferred Stock, general corporate and administrative expenses, and reinvestment in our business (such as to fund vessel or fleet acquisitions), in each case, as determined by our board of directors.

Working Capital Position

Cash and cash equivalents and restricted cash including cash that in year-end has classified as short-term investment in time deposit as of December 31, 2023, amounted to $56.3 million, compared to $10.2 million as of December 31, 2022. We had a working capital surplus of $50.8 million as of December 31, 2023, compared to the working capital surplus of $8.6 million as of December 31, 2022. We define working capital as current assets minus current liabilities.

Consolidated Cash Flows information:

Statements of Cash Flows Data	Year ended December 31,
(In thousands of U.S. Dollars)	2022	2023
Net cash provided by operating activities	$8,274	$21,442
Net cash provided by investing activities	4,953	12,205
Net cash used in financing activities	(12,912)	(7,497)
Change in cash and cash equivalents and restricted cash	$315	$26,150

Operating Activities: Net cash provided by operating activities was $21.4 million for 2023, compared to net cash provided by operating activities of $8.3 million for 2022. There were a number of factors driving the increase in our net cash provided by operating activities compared to the prior year. Aggregate movements in current assets and liabilities during the year ended December 31, 2023, increased cash by $14.6 million which was significantly attributable firstly to an increase of $14.5 million from the trade accounts receivable, net and secondly an increase of $2.7 million to the due to related parties account, counterbalanced by a decrease of $3.1 million from the hire collected in advance account. Also, a net decrease of $0.5 million related to the other working capital accounts of current assets and current liabilities.

Investing Activities: Net cash provided by investing activities during the year ended December 31, 2023, was $12.2 million primarily a result of sale of vessels proceeds, net of commission, of $24.3 and $39.9 million for the sale of “Pyxis Malou” and “Pyxis Epsilon”, respectively, partially offset by $20.0 million short-term investment in cash time deposits with maturity over three months, the “Konkar Ormi” acquisition of $25.5 million and $2.7 million advance payment for “Konkar Asteri” which delivered subsequently on February 2024. In addition, during the year “Pyxis Theta” installed a Ballast Water Treatment System (“BWTS”) with cost of $0.8 million and in aggregate the “Pyxis Theta” and “Pyxis Karteria” performed vessel additions of $0.1 million. The same period in 2022 net cash provided by investing activities was $5.0 million and consisted of the $8.5 million proceeds, net of commissions, of the sale of the “Northsea Alpha” and “Northsea Beta” partially offset by the $3.0 million cash settlement of the balance related to “Pyxis Lamda” acquisition and $0.6 million payments for the BWTS installed in “Pyxis Lamda” during the year.

Financing Activities: Net cash used in financing activities was $7.5 million for the year ended December 31, 2023, mainly reflecting aggregate $38.8 million debt principal payments, including the prepayment of the Tenthone’s $11.5 million loan to Vista Bank, which was refinanced, and the prepayment of the Fourthone and Eightone’s loan facilities of $6.4 million and $13.7 million, respectively, which sold their vessels. Additional, during the year ended December 31, 2023, we repaid the outstanding Amended and Restated Promissory Note of $6.0 million, we incurred financing fees payments of $0.3 million related to the new loan facilities and we paid $0.8 million dividends related to the Series A Preferred Shares. Further we repurchased 331,591 common shares at an average price of $3.75 per share, including brokerage commissions, utilizing $1.2 million under the authorized $2.0 million re-purchase program. The above, offset by the new long-term debt of $34.5 million consisting of bank loans of $19.0 million, and $15.5 million for Dryone, secured by the “Konkar Ormi”, and Tenthone, secured by the “Pyxis Karteria”, respectively. Further, we received a $4.5 million contribution from the non-controlling interest of our Joint Venture and we received $0.6 million in net cash from the sale of our $9.6 million 2% interest rate cap. For the twelve months ended December 31, 2022, net cash used in financing activities was $12.9 million, mainly reflected the aggregate of $12.0 million of debt principal payments, including the prepayments of the Secondone and Thirdone’s loan facilities of an aggregate $5.8 million to Amsterdam Trade Bank N.V. Also, during 2022, we paid $0.9 million dividends related to the Series A Preferred Shares.

Indebtedness

Our vessel-owning subsidiaries, including our joint venture, as borrowers, entered into loan agreements in connection with the purchase of each of the vessels in our fleet. As of December 31, 2023, our vessel-owning subsidiaries had outstanding borrowings under the following loan agreements:

SEVENTHONE CORP. (“Seventhone”) (which owns “Pyxis Theta”) and SIXTHONE CORP. (“Sixthone”) (which formerly owned “Pyxis Delta” until her sale in January 2020) jointly and severally entered into a loan agreement on October 12, 2012, as subsequently amended and supplemented, with Hamburg Commercial Bank (“HCOB”) (previously known as HSH Nordbank AG) providing for a loan facility up to $37.3 million. In February 2013, Sixthone drew down an amount of $13.5 million and, in September 2013, Seventhone drew down an amount of $21.3 million (“Tranche A” and “Tranche B”, respectively). The loan bears interest at LIBOR plus a margin of 3.35% per year. Under the original agreement, the tranche relating to Sixthone matured in May 2017 and the tranche relating to Seventhone matured in September 2018. On September 29, 2016, we agreed with the lender of Sixthone to extend the maturity of Tranche A, from May 2017 to September 2018, under the same amortization schedule and applicable margin. In addition, on June 6, 2017, HCOB agreed to further extend the maturity of the respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization profile. The loan was repayable in quarterly installments and a balloon payment. The loan was secured by, among other things as set forth below, joint-and-several first preferred mortgages relating to “Pyxis Delta” and “Pyxis Theta”. Following the sale of the “Pyxis Delta” in January 2020, the outstanding loan tranche of $4.0 million related to Sixthone was repaid in full and a prepayment of $1.6 million was paid against the outstanding loan tranche of Seventhone. Following these payments, the debt outstanding under the facility was $11.8 million. On July 8, 2020, Seventhone entered into the new $15.25 million secured loan agreement with the Alpha Bank, for the purpose of refinancing the outstanding indebtedness of $11.3 million under the previous loan facility. The new loan bears interest at SOFR plus a margin of 3.35% per annum. Loan principal amortizes in 19 consecutive quarterly installments of $0.3 million each, the first falling due in January 2021, and the last installment accompanied by a balloon payment of $9.25 million falling due in July 2025. Standard collateral interests and customary covenants are incorporated in this facility. The facility is secured by, among other things as set forth below, a first priority mortgage relating to “Pyxis Theta”. As of December 31, 2022 and December 31, 2023 the outstanding balance of the loan relating to “Pyxis Theta” was $12.55 million and $11.35 million, respectively.

TENTHONE CORP. (“Tenthone”) (which owns “Pyxis Karteria”) entered into a new $13.5 million seven-year loan agreement with Vista Bank on July 9, 2021 for the purpose of financing the vessel acquisition. The loan bore interest at LIBOR plus a margin of 4.8% with maturity in July 2028. On March 13, 2023, Tenthone completed the debt refinancing of the “Pyxis Karteria” with a $15.5 million five year secured loan from a new lender, Piraeus Bank S.A. Loan principal is repayable over 5 years with quarterly amortization. The Tenthone outstanding loan balance is repayable in 17 quarterly installments amounting to $450 the first and $300 each thereafter, with the last installment accompanied by a balloon payment of $8,900 falling due in March 2028. The loan bears interest at SOFR plus a margin of 2.7% per annum. The facility is secured by, among other things as set forth below, a first priority mortgage relating to “Pyxis Karteria”. As of December 31, 2022 and December 31, 2023 the outstanding balance of the loan relating to “Pyxis Karteria” was $11.8 million and $14.15 million, respectively.

ELEVENTHONE CORP. (“Eleventhone”) (which owns “Pyxis Lamda”) and FOURTHONE CORP. (“Fourthone”) (which formerly owned “Pyxis Malou” until her sale in March 2023) and jointly and severally entered into a loan agreement on December 20, 2021, with the Alpha Bank, for the purpose of Fourthone refinancing the outstanding indebtedness of $7.32 million under the previous loan facility and Eleventhone to finance the acquisition of “Pyxis Lamda”. The facility, provided up to $29.0 million, of which Fourthone drew down an amount of $7.32 million, and, Eleventhone, an amount of $21.68 million (“Tranche A” and “Tranche B”, respectively). The five-year loan bears interest at LIBOR plus a margin of 3.15%. The loan is secured by, among other things as set forth below, joint-and-several first preferred mortgages relating to “Pyxis Lamda” and “Pyxis Malou”. Standard collateral interests and customary covenants are incorporated in this facility. As of December 31, 2022, the aggregate outstanding balance of the loan relating to these vessels was $26.5 million, consisted of outstanding loan tranche of $6.62 million related to Fourthone and outstanding loan tranche of $19.88 million related to Eleventhone. On March 23, 2023 the Company sold the “Pyxis Malou”, for a sale price of $24.8 million in cash to an unaffiliated buyer located in the United Kingdom. After the repayment of Fourthone’s outstanding indebtedness secured by this vessel and the payment of various transaction costs, Eleventhone prepaid amount of $750 of the “Pyxis Lamda” facility to reduce the outstanding loan balance. The outstanding balance of the Eleventhone loan is repayable in 12 consecutive quarterly installments of $0.4 million each, the first falling due in March 2024, and the last installment accompanied by a balloon payment of $12.7 million falling due in December 2026. The loan bears interest at SOFR plus a margin of 3.15% per annum. The facility is secured by, among other things as set forth below, a first priority mortgage relating to “Pyxis Lamda”. As of December 31, 2022 and December 31, 2023 the outstanding balance of the loan relating to “Pyxis Lamda” was $19.9 million and $17.4 million, respectively.

DRYONE CORP. (“Dryone”) (which owns “Konkar Ormi”), entered into a new $19.0 million five-year loan agreement with Piraeus Bank S.A on September 11, 2023 for the purpose of financing the vessel acquisition. The loan bears interest at SOFR plus a margin of 2.35% with maturity in September 2028. Loan principal is repayable over 5 years with quarterly amortization. The outstanding loan balance at year end 2023 of $18,600 is repayable in 19 quarterly installments the first three of $400 and $300 thereafter, with the last installment accompanied by a balloon payment of $12,600 falling due in September 2028. The facility is secured by, among other things as set forth below, a first priority mortgage relating to “Konkar Ormi”. As of December 31, 2023 the outstanding balance of the loan relating to “Konkar Ormi” was $18.6 million.

As of December 31, 2023, we were in compliance with all of our financial covenants with respect to our loan agreements and there was no amount available to be drawn down under our existing loan agreements.

As discussed above, our interest rates payable under our bank loans are calculated at SOFR plus a margin, and hence we are exposed to movements in SOFR. In order to hedge our variable interest rate exposure, on January 19, 2018, Seventhone entered into an interest rate cap agreement with its lender for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap terminated on July 18, 2022. At inception, Seventhone paid $0.05 million to enter into the interest rate cap which at December 31, 2021 had a fair value of $0.0 million. Similarly, on July 16, 2021, the same subsidiary purchased an additional interest rate cap for $0.07 million for the notional amount of $9.6 million at a cap rate of 2% with a termination date of July 8, 2025. At December 31, 2022, this second cap had a fair value of $0.6 million. This cap was sold on January 25, 2023 and we realized a net cash gain of $0.6 million. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

Amended and Restated Promissory Note

On October 28, 2015, we and MIC entered into a promissory note, which as subsequently amended and supplemented, had an outstanding principal balance of $6.0 million at December 31, 2021, with interest payable in cash on a quarterly basis at an annual rate of 7.5% with a maturity of April 1, 2024 (the “Promissory Note”). Please refer to “Item 7 – Related Party Transactions” below for more information” and “Note 3 – Transaction with related parties” to our consolidated financial statements included in this Annual Report. On February 10, 2023 we repaid $3.0 million of the $6.0 million Promissory Note due to MIC, an affiliate of Mr. Valentis. The remaining balance of this obligation was repaid on March 14, 2023.

Major Capital Expenditures

On July 15, 2021, we took delivery of the “Pyxis Karteria”, a medium range product tanker of 46,652 dwt built in 2013 at Hyundai Mipo shipyard in South Korea. The purchase consideration of $20.0 million was funded by a combination of cash and a $13.5 million bank loan that matures in seven years and is secured by the vessel.

On December 20, 2021, we completed the acquisition of the “Pyxis Lamda”, a 50,145 dwt medium range product tanker built in 2017 at SPP Shipbuilding in South Korea for total purchase consideration valued at $31.2 million. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January 2022. The total cost of the special survey (including BWTS installation) for “Pyxis Lamda” was $0.8 million of which $0.1 million was paid in 2021 as advances and the rest paid during 2022.

On July 26, 2023, our Board, consisting of a majority of independent members, unanimously approved a $6.8 million equity investment in a newly formed company, which had agreed to acquire a 2016 Japanese built 63,520 dwt Ultramax bulk carrier from an un-affiliated third party. Pyxis Tankers owns 60% of this joint venture and the remaining 40% is owned by a company related to our Chairman and Chief Executive Officer, Mr. Valentis. This scrubber-fitted eco-vessel is geared with four cargo cranes and a ballast water treatment system which provide optimal operating flexibility, lower environmental emissions and attractive fuel economics. The purchase price of the bulk carrier of $28.5 million was funded by a $19.0 million secured five year secured loan from Piraeus Bank, S.A. and cash in hand. Loan principal is repayable over 5 years with quarterly amortization and bears interest at SOFR plus a margin of 2.35% per annum. The delivery of the vessel occurred on September 14, 2023 and her initial charter commenced October 5, 2023. The vessel is managed by Konkar Agencies, a company that is related to our Chairman and Chief Executive Officer, which is a long-time owner, operator and manager of dry-bulk vessels. We consolidate in our financial statements the aforementioned newly acquired dry-bulk “Konkar Ormi” under the relevant ASC 810 guidelines as a result of our control over the joint venture.

On November 28, 2023 the Company announced that it has entered into a definitive agreement with an unaffiliated third party to purchase a 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The vessel, which was delivered on February 15, 2024 with the name “Konkar Asteri” and commenced its commercial operations on February 29, 2024. The eco-efficient Kamsarmax, is fitted with a ballast water treatment system and scrubber and had a purchase price of $26.625 million which was funded by a combination of secured bank debt of $14.5 million and cash on hand. The five-year amortizing bank loan is priced at Term SOFR +2.35% and is secured by, among other things, the vessel.

C. Research and Development, Patents and Licenses, etc.

We have no material patents and do not use any licenses other than ordinary information technology licenses.

We have registered our primary domain at www.pyxistankers.com. The information included on, or accessible through, our website is not a part of or incorporated by reference into this Annual Report.

D. Trend Information

Please see “Item 4. Information on the Company—B. Business Overview—International Product Tanker and Dry-bulk Shipping Industry.”

E. Critical Accounting Estimates

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

Vessel Impairment

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of new buildings. Historically, both charter rates and vessel values tend to be cyclical. We record impairment losses only when events occur that cause us to believe that future cash flows for any individual vessel (which is considered a cash generating unit) will be less than its carrying value plus its unamortized dry-docking and survey balances. The carrying amounts of vessels held and used by us are reviewed accordingly for potential impairment whenever events or changes in circumstances indicate that the carrying amount plus the unamortized dry dock and survey balances of a particular vessel may not be fully recoverable. In these instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and our eventual disposition is less than the vessel’s carrying amount plus the unamortized dry-docking and survey balances. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. As of December 31, 2022, our fleet, consisted of five vessels, was independently valued at $169.0 million based on internationally recognized maritime broker. Our fleet, consisted of four vessels, was independently valued at $139.0 million at December 31, 2023.

No impairment charge for our vessels was recorded as of December 31, 2023.

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

For the purposes of the impairment test in 2023, we compared the vessel’s carrying value plus its unamortized dry-docking and survey balances with the vessel’s fair market value. In all of our vessels the fair market value was substantial higher, thus there was not any indication for impairment lot for any of our vessels.

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

The following table presents our revenue disaggregated by revenue source, net of commissions, for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022	2023
Revenues derived from spot charters, net	$39,099	$12,665
Revenues derived from time charters, net	19,245	32,803
Revenues, net	$58,344	$45,468

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

Leases: We have assessed our time charter contracts under the criteria imposed by ASC 842 and have concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. We have concluded that the criteria for not separating the lease and non-lease components of our time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels, is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. After the lease commencement date, we evaluate lease modifications, if any, that could result in a change in the accounting for leases. For a lease modification, an evaluation is performed to determine if it should be treated as either a separate lease or a change in the accounting of an existing lease. Brokerage and address commissions on time charter revenues are deferred and amortized over the related voyage period, to the extent revenue has been deferred, since commissions are earned as revenues earned, and are presented in voyage expenses and as a reduction to voyage revenues (see above), respectively. Vessel operating expenses are expensed as incurred. As per the Company’s accounting policy election, we do not recognize contract fulfillment costs for time charters under ASC 340-40.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of the Annual Report. The business address of each of the below-listed directors and officers is c/o Pyxis Tankers Inc., K. Karamanli 59, Maroussi 15125, Athens, Greece.

Name	Age	Position
Valentios “Eddie” Valentis	57	Chairman, Chief Executive Officer and Class I Director
Henry P. Williams	68	Chief Financial Officer and Treasurer
Konstantinos Lytras	59	Chief Operating Officer and Secretary
Robin P. Das	51	Class III Director
Basil G. Mavroleon	75	Class III Director
Aristides J. Pittas	64	Class II Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Valentios “Eddie” Valentis, a Class I director, has over 30 years of shipping industry experience, including owning, operating and managing tankers and bulk carriers . He has served as Chief Executive Officer and Chairman of our board of directors since our inception. In 2007, Mr. Valentis founded and is the president of Pyxis Maritime Corp. Since 2001, Mr. Valentis has been the President and Managing Director of Konkar Shipping Agencies S.A., a position he continues to hold. Following his completion of naval service in 1992 and through 2001, Mr. Valentis held various positions in the maritime industry including dry cargo chartering, operation of dry bulk vessels and has worked also in the salvage and towage sector. Mr. Valentis serves as a member of the Greek Committee of NKK Classification Society, as an executive committee member of the International Association of Independent Tanker Owners (INTERTANKO), and serves on the executive committee of the Maltese international shipowners association. In 2023, Mr. Valentis was elected in the Board of Governors of the Piraeus Propeller Club and is in charge of the Maritime Committee. Mr. Valentis holds an MBA from Southern New Hampshire University.

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

Konstantinos Lytras has served as our Chief Operating Officer since our inception and as our Secretary since October 15, 2018. Mr. Lytras has also served as Maritime’s Financial Director since 2008. Prior to joining Maritime, from 2007 through 2008, Mr. Lytras served as Managing Director and Co-Founder of Navbulk Shipping S.A., a start-up shipping company focused on dry-bulk vessels. From 2002 through 2007, Mr. Lytras worked as Financial Director of Neptune Lines Shipping and Managing Enterprises S.A. Mr. Lytras served as Financial Controller of Dioryx Maritime Corp. and Liquimar Tankers Management Inc. from 1996 through 2002. Mr. Lytras worked as a Financial Assistant from 1992 to 1994 at Inchcape Shipping Services Ltd. Mr. Lytras earned a B.A. in Business Administration from Technological Institute of Piraeus and a B.S. in Economics from the University of Athens.

Robin P. Das serves as a Class III director. Mr. Das has worked in shipping finance and investment banking since 1995. He is the founder and has been a director of Auld Partners Ltd, a boutique shipping and finance focused advisory firm, since 2013. From 2011 to 2012, Mr. Das was Managing Director (partner) of Navigos Capital Management LLC, an asset management firm established to focus on the shipping sector. From 2005 until 2011, Mr. Das was Global Head of Shipping at HSH Nordbank AG, then the largest lender globally to the shipping industry. Before joining HSH Nordbank AG in 2005, he was Head of Shipping at WestLB and prior to that time, Mr. Das was joint Head of European Shipping at J.P. Morgan. Since October 2016, Mr. Das also served as director of Nimrod Sea Assets Limited (LSE: NSA, listed until April 2018), which invested in marine assets associated with the offshore oil and gas industry. Mr. Das holds a BSc (Honours) degree from the University of Strathclyde.

Basil G. Mavroleon serves as a Class III director. Mr. Mavroleon has been in the shipping industry for 45 years. Since 1970, Mr. Mavroleon has worked for Charles R. Weber Company, Inc., one of the oldest and largest tanker brokerages and marine consultants in the United States. Mr. Mavroleon was Managing Director of Charles R. Weber Company, Inc. for 25 years and Manager of the Projects Group for five years, from 2009 until 2013. Mr. Mavroleon currently serves as Managing Director of WeberSeas (Hellas) S.A., a comprehensive sale and purchase, newbuilding, marine projects and ship finance brokerage based in Athens, Greece. He is a Director of Genco Shipping and Trading Limited (NYSE: GNK), a company engaged in the shipping business focused on the dry-bulk industry spot market. Since its inception in 2003 through its liquidation in 2005, Mr. Mavroleon served as Chairman of Azimuth Fund Management (Jersey) Limited, a hedge fund that invested in tanker freight forward agreements and derivatives. Mr. Mavroleon is on the Advisory Board of NAMMA (North American Maritime Ministry Association), is Director Emeritus of NAMEPA (North American Marine Environmental Protection Association) and the Chairman of the New York World Scale Committee (NYC) INC. Mr. Mavroleon was educated at Windham College, Putney Vermont.

Aristides J. Pittas serves as a Class II Director. Mr. Pittas has more than 30 years of shipping industry experience. He has been a member of the board of directors and the Chairman and Chief Executive Officer of Eurodry Ltd. (Nasdaq: EDRY) (“Eurodry”), an independent shipping company that operates in the dry-bulk shipping industry, since its inception on January 8, 2018. He has also been a member of the board of directors and Chairman and Chief Executive Officer of Euroseas Ltd. (Nasdaq: ESEA) (“Euroseas”), an independent shipping company that operates in the dry-bulk and container shipping industry, since May 2005. Since 1997, Mr. Pittas has also been the President of Eurochart S.A., Euroseas’ affiliate, which is a shipbroking company specializing in chartering, selling and purchasing ships. Since 1995, Mr. Pittas has been the President and Managing Director of Eurobulk Ltd., Euroseas’ and Eurodrys’ affiliated ship management company. Eurobulk Ltd. is a ship management company that provides ocean transportation services. In 2005, Mr. Pittas resigned as Managing Director of Eurobulk Ltd. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle Upon Tyne and a M.Sc. in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

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

Our non-executive directors receive in aggregate an annual compensation in the amount of $125,000 per year, plus reimbursements for actual expenses incurred while acting in their capacity as a director. In 2023, under the Pyxis Tankers Inc. 2015 equity incentive plan (“EIP”), we granted 5,000 restricted common shares to each independent director. In the future, we may grant awards to the directors as compensation. We do not have a retirement plan for our officers or directors. There are no service contracts with our non-executive directors that provide for benefits upon termination of their services as director. Individuals serving as chairs of committees will be entitled to receive additional compensation from us as the board of directors may determine.

Equity Incentive Plan

On October 28, 2015, we adopted the EIP, which entitles our and our subsidiaries’ and affiliates’ employees, officers and directors, as well as consultants and service providers to us (including persons who are employed by or provide services to any entity that is itself a consultant or service provider) and our subsidiaries (including employees of Maritime, our affiliated ship manager), to receive stock options, stock appreciation rights, restricted stock grants, restricted stock units, unrestricted stock grants, other equity-based or equity-related awards, and dividend equivalents. We summarize below the material terms of the EIP.

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

On May 11, 2023, our board of directors approved the issuance of a total of 55,000 restricted shares of our common stock to employees, officers and directors. As of November 11, 2023, vested 35,000 restricted shares and the remaining 20,000 restricted shares will become vested on November 11, 2024.

C. Board Practices

Our board of directors consists of four directors, three of whom, Robin P. Das, Basil G. Mavroleon and Aristides J. Pittas, have been determined by our board of directors to be independent under the rules of Nasdaq and the rules and regulations of the SEC. Directors elected by our common shareholders are divided into three classes serving staggered three-year terms. At each annual meeting of shareholders, directors will be elected to succeed the class of directors whose terms have expired, and each of them shall hold office until the third succeeding annual meeting of shareholders if the Board is then classified, and until such director’s successor is elected and has qualified. We held our 2023 annual meeting of shareholders on May 11, 2023, at which Basil G. Mavroleon and Robin P. Das were re-elected to serve as Class III Directors for a term of three years until our 2026 annual meeting of shareholders. The term of our Class II Director, Aristides J. Pittas, expires at the 2025 annual meeting and the term of our Class I Director, Valentios Valentis, expires at the 2024 annual meeting of shareholders.

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

Clawback Policy

We adopted a policy regarding the recovery of erroneously awarded compensation (“Clawback Policy”) in accordance with the applicable rules of The Nasdaq Stock Market and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. In the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise erroneous data or if we determine there has been a significant misconduct that causes material financial, operational or reputational harm, we shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.

A majority of our independent directors will administer our Clawback Policy and have discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery under the Clawback Policy and may forego recovery in certain instances, including if it determines that recovery would be impracticable.

D. Employees

We have no direct employees. The services of our executive officers, internal auditors and secretary are provided by Maritime. We have entered into a Head Management Agreement with Maritime, pursuant to which we currently, in 2024, pay $1.8 million per year for the services of these individuals, and for other administrative services associated with our being a public company and other services to our subsidiaries. Please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial owners of more than 5% of shares of our common stock, and the beneficial ownership of each of our directors and executive officers and of all of our directors and executive officers as a group as of March 28, 2024. All of our stockholders, including the stockholders listed in this table, are entitled to one vote for each share held.

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

	Shares Beneficially Owned as of March 28, 2024
Identity of person or group (1)	Number	Percentage (2)
Valentios “Eddie” Valentis (Maritime Investors Corp.) (3)	5,729,730	54.6%
Henry P. Williams (4)	49,181	* %
Konstantinos Lytras (4)	19,093	* %
Robin P. Das(5)	5,000	* %
Basil G. Mavroleon(5)	5,000	* %
Aristides J. Pittas(5)	5,000	* %
All directors and executive officers as a group (6 person)	5,813,004	55.4%

(1)

Except as otherwise provided herein, each person named herein as a beneficial owner of securities has sole voting and investment power as to such securities and such person’s address is c/o 59 K. Karamanli Street, Maroussi, 15125, Greece.

(2)	Based upon 10,497,990 common shares outstanding as of March 28, 2024.

(3)	Valentios “Eddie” Valentis is a 100% stockholder of MIC and shares voting and investment power with MIC of the 5,729,730 shares of our common stock held by it.

(4)	Each of Messrs. Lytras and Williams received 2,769 restricted shares of our common stock in March 2016 as an award under our EIP and 4,000 restricted shares in May 2023 under the plan.

(5)	Each of Messrs. Das, Mavroleon and Pittas were awarded 5,000 restricted shares in May 2023 under our EIP.

*	Less than 1% of our outstanding shares of common stock.

As of March 28, 2024, we had 715 shareholders of record, 79 of which were located in the United States and held an aggregate of 6,403,206 shares of our common stock, representing 61.0% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 6,391,052 shares of our common stock as of March 28, 2024. Accordingly, we believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners.

B. Related Party Transactions

Amended and Restated Head Management Agreement with Maritime.

The operations of our vessels are managed by Maritime, an affiliated ship management company, under our Head Management Agreement dated August 5, 2015 and separate management agreements with each of our vessel-owning subsidiaries. Under the Head Management Agreement, Maritime is either directly responsible for or oversees all aspects of ship management for us and our fleet. Under that agreement, Maritime also provides administrative services to us, which include, among other things, the provision of the services of our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Secretary, one or more internal auditor(s) and a secretary, as well as use of office space in Maritime’s premises. As part of the ship management services, Maritime provides us and our product tankers with the following services: commercial, sale and purchase, provisions, insurance, bunkering, operations and maintenance, dry-docking and newbuilding construction supervision. Maritime also supervises the crewing and technical management performed by ITM for all our MRs.

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

The following amounts were charged by Maritime to us during 2021, 2022 and 2023:

	Year ended December 31,
(In thousands of U.S. dollars)	2021	2022	2023
Charter hire commissions	$322	$735	$575
Ship-Management Fees	716	702	728
Administration Fees	1,632	1,652	1,812
Total	$2,670	$3,089	$3,115

Effective January 1, 2024, Maritime will provide certain administrative services to the Ultramax joint venture for a fee of $100/day.

Promissory Note issued to Maritime Investors

On October 28, 2015, we issued a promissory note in the amount of $2.5 million in favor of MIC in connection with its election to receive a portion of the merger true-up shares in the form of a promissory note (as amended, the “Promissory Note”). The Promissory Note also included amounts due to MIC for the payment of $0.6 million by Maritime Investors to LookSmart, representing the cash consideration of the merger, and the amounts that allowed us to pay miscellaneous transactional costs. The Promissory Note had a maturity of January 15, 2017 and an interest rate of 2.75% per annum. Certain amendments were made increasing the principal balance to $5.0 million, extending the maturity date to March 31, 2020 and the interest rate to 4.5%. On May 14, 2019, we entered into a second amendment to the Amended and Restated Promissory Note. This amendment (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of (a) one year after the repayment of the credit facility of Eighthone with Entrust Global (the “Credit Facility”) on September 2023 (see Note 7), (b) January 15, 2024 and (c) repayment of any Paid-In-Kind (“PIK”) interest and principal deficiency amount under the Credit Facility, and (ii) increased the annual interest rate to 9.0% (of which 4.5% is payable in cash quarterly in arrears and 4.5% payable in the Company’s restricted common stock) per annum on a daily basis from April 1, 2019 until the Promissory Note was paid in full. Otherwise, the annual interest rate of 9% would continue to be paid in cash or in the afore-mentioned combination of cash and shares on a quarterly basis, at the Company’s option. During the year ended December 31, 2020, we issued additional 65,124 of common shares to settle the interest charged on the Promissory Note, and during the year 2021 and up to Promissory Note amendment as of May 27, 2021, we issued additional 28,068 of common shares to settle the respective interest charged on the Promissory Note. The Credit Facility was repaid in full on March 30, 2021, and the Company had the right to continue to pay interest on the Promissory Note in the aforementioned combination of cash and shares.

During 2021, the Promissory Note was restructured and amended as of May 27, 2021, on the following basis: (a) repayment on June 17, 2021 of $1,000 in principal and $433 for accrued interest, (b) settlement on June 17, 2021 of $1,000 of principal with the issuance 272,766 restricted common shares of the Company computed on the volume weighted average closing share price for the 10-day period commencing one day after its public distribution of first quarter, 2021 financial results press release (i.e. the period from June 3 to June 16, 2021 at $3.6660) and (c) remaining balance of $3.0 million in principal having a maturity date of April 1, 2023 and interest shall accrue at annual rate of 7.5%, since June 17, 2021, payable quarterly in cash, thereafter. In conjunction with the acquisition of the vessel “Pyxis Lamda” the Promissory Note was further amended on December 20, 2021 increasing the principal balance from $3.0 million to $6.0 million and extending the maturity date on April 1, 2024, as part of the purchase consideration for the Company’s acquisition of the “Pyxis Lamda” from an entity related to the family of the Company’s Chairman and Chief Executive Officer, Mr. Valentis. All other terms of the Promissory Note remained in full force and effect.

On February 10, 2023 we repaid $3.0 million of the $6.0 million Promissory Note. The remaining balance of this obligation was repaid on March 14, 2023.

Interest charged on the Promissory Note for the years ended December 31, 2021, 2022 and 2023, amounted to $335,000, $450,000 and $69,000 respectively, and is included in Interest and finance costs, net (Note 12) in the accompanying Consolidated Statements of Comprehensive Income/(Loss). Of the total interest charged on the Promissory Note during the year ended December 31, 2021, $216 was paid in cash, $64 was payable in cash and the remaining amount of $55 was settled in common shares during 2021. The payable in cash amount of $64 was paid in January 2022. Of the total interest charged on the Promissory Note during the year ended December 31, 2022, $337 was paid in cash, and $113 was payable in cash and subsequently paid in January 2023. The total interest charged on the Promissory Note during the year ended December 31, 2023, amount of $69 was repaid in cash during our first quarter, 2023, as the Promissory Note was fully repaid.

Maritime Advances

At December 31, 2021, Maritime advanced us $4.0 million used to pay various operating costs, debt service, dry docking costs and other obligations, exclusive of the $3.0 million obligation for the purchase of the “Pyxis Lamda”. The balances with Maritime are interest free and have no specific repayment terms. At December 31, 2022 and 2023, Maritime’s balances included in the Due to related parties line of the accompanying Consolidated Balance Sheet and were $1.0 and $1.0 million, respectively.

Acquisition of “Pyxis Lamda”

On December 20, 2021, an entity related to Mr. Valentis, our founder and Chief Executive Office, sold to us the “Pyxis Lamda”, a 2017-built 50,145 dwt. eco-efficient MR product tanker that was constructed at SPP Shipbuilding Co. Ltd. in South Korea. The purchase price of the “Pyxis Lamda” amounted to $31.17 million included $26.0 million in cash, non-cash consideration of 1,034,751 common shares issued with fair value of $2.17 million on the delivery date and $3.0 million in additional principal under the Amended and Restated Promissory Note, that were issued to Maritime Investors. As of December 31, 2021, the outstanding balance relating to the transaction was $3.0 million and was settled with payment in cash on January 10, 2022.

Commercial & Technical Ship Management Agreements for Our Dry-bulk Carriers with Konkar Agencies

The terms and conditions of the commercial and technical service agreements for each of our dry-bulk vessels are similar to those provided by Maritime and ITM with respect to our MRs. Besides our two bulkers, “Konkar Ormi” and “Konkar Asteri”, Konkar Agencies also provides these vessel management services to three other mid-sized dry-bulk carriers, which are controlled by Mr. Valentis, our Chairman and CEO. None of the affiliated owned bulkers are fitted with scrubbers which is a competitive disadvantage to our carriers, otherwise vessel operations are comparable. For 2024, we pay an aggregate fee to Konkar Agencies for the vessel management services of $850 per day for each bulker which is the same daily fee charges to the affiliated dry-bulk carriers and competitive within the dry-bulk industry.

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

Dividend Policy

Except as required for the Series A Convertible Preferred Shares, we do not intend to pay common stock dividends in the near future and will make dividend payments to our stockholders in the future only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal, fiduciary and contractual requirements, including our current and future loan agreements. For example, there is a restrictive covenant against paying dividends under certain circumstances, including if there is a default under the loan agreements or, with respect to our subsidiaries Seventhone and Eleventhone under their respective Alpha Bank Facilities entered into in 2020 and 2021, if the ratio of our (and our subsidiaries as a group) total liabilities (exclusive of the Promissory Note) to market value adjusted total assets is greater than 75% in the relevant year. As of December 31, 2023, the ratio of total liabilities over the market value of our adjusted total assets (calculated in accordance with the Alpha Bank Facilities) was 32% and therefore, under the Alpha Bank Facilities, the related subsidiaries were permitted to distribute dividends to us as of December 31, 2023. This restriction on dividend payments is also a covenant in our new Alpha Bank loan for Dry Two Corp. which closed in February, 2024. The payment of any dividends is not guaranteed or assured, and if paid at all in the future, may be discontinued at any time at the discretion of the board of directors.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our shares of common stock were approved for listing on the Nasdaq Capital Market on October 28, 2015 under the symbol “PXS” and the first reported trade on the Nasdaq Capital Market for our shares was in November 2015. Our shares continue to be listed on the Nasdaq Capital Market. Our Series A Convertible Preferred Shares are also currently trading on the Nasdaq Capital Market under the symbol “PXSAP”, and our warrants are trading on the Nasdaq Capital Market under the symbol “PXSAW”.

At March 29, 2024, our closing common stock price was $4.77. Please also see “Item 3. Key Information – D. Risk Factors – If our common stock does not meet the Nasdaq’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.”

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

On October 28, 2015, our board of directors approved the EIP, providing for the granting of share-based awards to our directors, officers and employees and affiliates and to our consultants and service providers. During the years ended December 31, 2021 and 2022, no additional shares were granted under the EIP. In 2023, 55,000 shares were granted under the EIP.

During the year ended December 31, 2021, we issued an additional 28,068 common shares to settle the interest charged on the Promissory Note, based on the volume weighted average closing share price for the 10-day period immediately prior to the respective quarter end periods. There are no further common shares issued in 2022 and 2023 for the Promissory Note.

On February 17, 2021, we entered into a Securities Purchase Agreement with certain accredited investors for the private placement of 3,571,429 shares of our common stock at a purchase price of $7.00 per share (the “2021 Private Placement Transaction”), which resulted in gross proceeds of $25.0 million. In connection with the 2021 Private Placement Transaction, we entered into a registration rights agreement pursuant to which we agreed to register for resale all of the shares issued in the 2021 Private Placement Transaction. In addition, we issued warrants to the placement agent, which are exercisable for the purchase of an aggregate of 3% of our shares sold in the 2021 Private Placement Transaction (428,571 warrants to purchase common shares). As of December 31, 2021, all the respective non-tradeable underwriter’s warrants remain outstanding.

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

As of December 31, 2021, 58,814 Series A Preferred Shares were converted and 144,500 Warrants exercised, resulting in the issuance of 299,258 common shares. During 2022, 200 Series A Preferred Shares were converted, resulting in the issuance of 895 PXS common shares. During 2023, 45,847 of the Series A Preferred Shares were converted, resulting in the issuance of 204,819 PXS common shares. After December 31, 2023 through March 29, 2024 zero Series A Preferred Shares had been converted.

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

Our articles of incorporation define an “Interested Shareholder” as any person (other than the Company, MIC and any direct or indirect majority-owned subsidiary of the Company or MIC and its affiliates) that:

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

C. Material Contracts

Attached as exhibits to this Annual Report are the contracts we consider to be material to our business. Descriptions of such contracts are included in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 7. Major Shareholders and Related Party Transactions”, and in Notes 3 (Transactions with Related Parties) and 7 (Long-term Debt) to our consolidated financial statements included in this Annual Report. Other than these contracts, we have not entered into any other material contracts in the two years immediately preceding the date of this Annual Report, other than contracts entered into in the ordinary course of business.

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

For our 2023 taxable year, we and five of our subsidiaries that earn shipping income were organized under the laws of the Republic of the Marshall Islands and one subsidiary organized in the Republic of Malta. Effective March 1, 2018, three of our subsidiaries that earn shipping income were domiciled to the Republic of Malta. On December 16, 2022, two of these non-operating subsidiaries were re-domiciled back to the Marshall Islands. The U.S. Treasury recognizes each of the Republic of the Marshall Islands and the Republic of Malta as a country that grants an equivalent exemption and thus is a qualified foreign country. Therefore, if we and our subsidiaries satisfy the 50% Ownership Test or Publicly-Traded Test for a taxable year, and otherwise comply with applicable substantiation and reporting requirements, we will be exempt from U.S. federal income tax for that taxable year with respect to our U.S.-source shipping income.

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

Under the Section 883 Regulations, our common shares would be considered to be “regularly traded” on an established securities market if one or more classes of our shares representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the “listing threshold.” Our common shares, are listed on the Nasdaq Capital Market. Accordingly, we will satisfy the listing threshold.

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

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares (or “5% shareholders”) the Section 883 Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common shares. The Section 883 Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes. Consistent with the Schedule 13D/A filed with the SEC on December 27, 2021 and Schedule 13D/A filed with the SEC on March 7, 2024, Mr. Valentis beneficially owned more than 5% of our common stock for all of the 2023 taxable year. Thus, we believe that the 5% Override Rule is triggered for the 2023 taxable year.

However, even if the 5% Override Rule is triggered, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% shareholders, qualified shareholders (as defined generally under the Section 883 Regulations and discussed above) own sufficient number of shares to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In this case, Mr. Valentis was the sole 5% shareholder for the 2023 taxable year and is a qualified shareholder for purposes of the Section 883 Regulations. Thus, we believe that the 5% Override Rule would be inapplicable.

Based on the foregoing, we intend to take the position that we and our subsidiaries satisfy both the 50% Ownership Test and the Publicly-Traded Test for the 2023 taxable year and intend to comply with the substantiation and reporting requirements that are applicable under Section 883 of the Code to claim the Section 883 Exemption. If in the 2023 or any future taxable year, the ownership of our shares of common stock changes, because, among other things, we can give no assurance that such shareholders are qualified shareholders or that a sufficient number of qualified shareholders will cooperate with us in respect of the applicable substantiation and reporting requirements, there can be no assurance that we will satisfy either the 50% Ownership Test or the Publicly-Traded Test, in which case we and our subsidiaries would not qualify for the Section 883 Exemption for that taxable year and would be subject to U.S. federal tax as set forth in the above discussion (subject to only in the case of income earned by our subsidiaries organized under the laws of the Republic of Malta, the applicable exemption, under the aforementioned order for double taxation relief in relation to the taxation of income derived from the international operation of ships and/or the income tax treaty between the United States and the Republic of Malta).

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

Dividends paid with respect to our common stock generally will be treated as non-U.S. source income and generally will constitute “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal foreign tax credit purposes. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. You should consult your own tax advisor to determine the foreign tax credit implications of owning our common stock, including rules regarding the ability to utilize foreign tax credits against income recognized currently by a U.S. Holder.

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

Based on our current and projected operations, we do not believe that we (or any of our subsidiaries) were a PFIC in the 2023 taxable year, nor do we expect (or any of our subsidiaries) to become a PFIC with respect to the 2024 or any later taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income that we derive or that are deemed to derive from the spot and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from spot and time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “electing holder”) the electing holder must report for U.S. federal income tax purposes its pro-rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the electing holder, regardless of whether distributions were received from us by the electing holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The electing holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the electing holder’s tax basis in the common shares. An electing holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incur with respect to any taxable year. An electing holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our shares of common stock or Series A Convertible Preferred Shares. A U.S. Holder would make a timely QEF election for our shares of common stock or Series A Convertible Preferred Shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2023 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.

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

Under Maltese law, the subsidiary companies Secondone Corporation Ltd., Thirdone Corporation Ltd. and Fourthone Corporation Ltd., being Maltese registered companies, are deemed by the Income Tax Act to be resident in Malta for tax purposes. However such companies, being the respective registered owners and operators of the Maltese registered vessels “Northsea Alpha” , “Northsea Beta” and “Pyxis Malou”, are not subject to Malta income tax on any profits derived by them, including tax on any gains of a capital nature as may be derived from the sale or other transfer of the vessels concerned, to the extent that (1) such profits are derived from ‘shipping activities’ (being in particular the international carriage of goods or passengers by sea in terms of the EU Maritime State Aid Guidelines and such other activities that have been approved or considered as eligible for tonnage tax purposes by the European Commission) and (2) such vessels have been declared by the Minister responsible for Shipping to be and continue to qualify as ‘tonnage tax ships’ under the Merchant Shipping (Taxation And Other Matters Relating to Shipping Organizations) Regulations 2018; provided that for the year in respect of which exemption from tax is applied (i) all applicable tonnage taxes have been paid and (ii) separate accounts were kept clearly distinguishing the payments and receipts by the companies concerned in respect of shipping activities, including the ownership, operation, administration or management of the vessels as tonnage tax ships, and payments and receipts in respect of any other business.

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

Our interest expense is affected by changes in the general level of interest rates, including LIBOR but most importantly and recently SOFR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the years ended December 31, 2022 and 2023 by $2.9 million and $0.7 million, respectively, based upon our average debt level during 2022 and 2023.

Foreign Currency Exchange Risk

We generate most of our revenue in U.S. dollars, but a portion of our expenses, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses and in general and administrative expenses. As of December 31, 2022 and 2023, 9% and 12%, respectively, of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars. We do not consider foreign currency exchange risk to be a significant risk to our business in the current environment and foreseeable future.

Inflation

We do not consider inflation to be a significant risk to our business in the current environment and foreseeable future.

B. Qualitative Information about Market Risk

Interest Rate Exposure

Our debt obligations under each of our subsidiaries’ loan agreements bear interest at SOFR plus a fixed margin. Increasing interest rates could adversely affect our future profitability. Lower interest rates lower the returns on cash investments. We regularly monitor interest rate exposure and will enter into swap arrangements with acceptable financial counterparties to hedge exposure where it is considered economically advantageous to do so. However, there may be certain incremental costs incurred if we enter into such arrangements. In order to hedge our variable interest rate exposure, on January 19, 2018, Seventhone entered into an interest rate cap agreement with one of its lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap terminated on July 18, 2022. Similarly, on July 16, 2021, the same subsidiary purchased an additional interest rate cap for the amount of $9.6 million at a cap rate of 2% with a termination date of July 8, 2025. On January 25, 2023, we sold the cap and realized a net cash profit of $0.6 million.

Operational Risk

We are exposed to operating costs risk arising from various vessel operations, including the loading and discharging of cargos. The key areas of operating risk include dry-dock, repair costs, insurance and piracy. Our risk management includes various strategies for technical management of dry-dock and repairs coordinated with a focus on measuring cost and quality. Our modern fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. Finally, we have established a set of countermeasures in order to minimize this risk of piracy attacks during voyages, which include hiring third party security to protect the crew and make navigation safer for the vessels.

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

Credit Risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of our amounts are held across three banks, but one bank, HCOB, has a disproportionate amount of cash deposits. While we believe this risk of loss is low, we keep this under review and will revise our policy for managing cash and cash equivalents if we consider it advantageous and prudent to do so. We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not acquire collateral for trade accounts receivable.

We may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk. As of December 31, 2023 and March 29, 2024, none of our vessels, respectively, were employed with the same charterer.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The management of Pyxis Tanker Inc., with the participation of the Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2023, has concluded that, as of such date, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management performed an assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2023 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control, Integrated Framework (2013). Based on its assessment, management has determined that our internal control over financial reporting was effective as of December 31, 2023.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Certified Auditors S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2022 and 2023. Our audit committee was established October 28, 2015. KPMG Certified Auditors S.A. billed the following fees to us for professional services:

(a) Audit Fees

The audit-related fees for the audit of each of the years ended December 31, 2022 and 2023 were €92,500 and €90,000, respectively.

(b) Audit-Related Fees

Audit related services fees charged for the years ended December 31, 2022 and 2023 were nil and nil, respectively.

(c) Tax Fees

Tax fees charged for the years ended December 31, 2022 and 2023 were nil and nil, respectively.

(d) All Other Fees

No other fees were charged for the years ended December 31, 2022 and 2023.

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

As reported on our Form 6-K filed with the SEC on May 4, 2022, on April 30, 2022, our audit committee and board of directors, approved the engagement of KPMG Certified Auditors S.A. to audit our financial statements for the fiscal year ended December 31, 2022.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We maintain various cybersecurity measures and protocols to safeguard our systems and data and monitor and assess potential threats to pre-emptively address any emerging cyber risks. In conjunction with leading technology service providers to the international shipping industry, Akereon Business & IT Consulting Services (“Akereon”) and Danaos Management Consultants S.A., we have implemented various processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. These processes include access controls to organizational systems, email / data encryption, cybersecurity training and security awareness campaigns through electronic mail, and are designed to systematically evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our operations, assets and shareholders. Our cybersecurity processes share common methodologies, reporting channels and governance processes with our broader cyber processes. By embedding cybersecurity into and aligning it with our broader processes, we aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

For a period of years, we have engaged internationally recognized consultants and other third-party specialists to enhance the effectiveness of our cybersecurity processes, augment our internal capabilities, validate our controls, and stay abreast of evolving cybersecurity risks and best practices. These advisors interact with the Company’s management throughout the fiscal year for certain IT services, and, as appropriate, to assess, test or otherwise assist with aspects of our security controls. Grant Thornton (Greece) periodically reviews our IT systems and operations and reports on management progress to our Audit Committee of the Board of Directors. These reports, amongst other things, highlight significant or emerging cybersecurity threats, their potential impact on the organization, ongoing initiatives to mitigate risks and any proposed actions or investments required to enhance our cybersecurity posture.

Governance

Responsibility for overseeing cybersecurity risks is part of the responsibility of our Chief Operating Officer who interfaces with Akereon and our internal coordinator to monitor, detect and assess cybersecurity risks and potential incidents, including interfacing with ITM, Maritime, Konkar Agencies and our third -party technology service providers. Akereon and our internal coordinator are expected to keep abreast of cybersecurity best practices and procedures, and they are responsible for assessing, identifying and mitigating material cybersecurity risks, including at a strategic level, monitoring for, defending against and remediating cybersecurity incidents and implementing and making improvements to our overall cybersecurity strategy. The IT services, including cybersecurity, are provided to us pursuant to the Head Management Agreement.

Cybersecurity Threats

For the year ended December 31, 2023, and through the date of this annual report, we are not aware of and did not detect any material risks from cybersecurity incidents or threats that have materially affected or are reasonable likely to materially affect the Company, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

Refer to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Please see Financial Statements beginning on page F-1 of this Annual Report.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

1.1#	Articles of Incorporation of the Company	F-4	333-203598	3.1	April 23, 2015
1.2#	Bylaws of the Company	F-4	333-203598	3.2	April 23, 2015
1.3#	Fourthone Corporation Ltd and Eleventhone Corp. join Loan Agreement	20-F	001-37611	1.4	April 1, 2022
2.1#	Specimen Stock Certificate of Pyxis Tankers Inc.	F-4	333-203598	4.2	September 28, 2015
2.2#	Description of Securities	20-F	001-37611	2.2	March 31, 2020
2.3#	Form of Certificate of Designation of Series A Preferred Shares	F-1/A	333-245405	4.2	September 28, 2020
2.4#	Form of Warrant Agency Agreement (including Form of Warrant)	F-1/A	333-245405	4.3	September 28, 2020
2.5#	Form of Underwriter’s Warrant (Common Share Warrant)	F-1/A	333-245405	4.4	September 28, 2020
2.6#	Form of Underwriter’s Warrant (Series A Preferred Shares)	F-1/A	333-245405	4.5	September 28, 2020
2.7#	Form of Underwriter’s Warrant (Common Shares Warrant)	F-1	333-253741	4.6	March 1, 2021
4.1#	Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	F-4	333-203598	10.3	September 4, 2015
4.1.1#	First Amendment dated August 9, 2016, to the Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	20-F	001-37611	4.1.1	March 28, 2017
4.1.2#	Second Amendment dated March 18, 2020, to the Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	20-F	001-37611	4.1.2	March 31, 2020
4.2#	Form of Ship Management Agreement with International Tanker Management Ltd.	F-4	333-203598	10.4	September 4, 2015
4.6#	Form of 2015 Equity Incentive Plan	F-4	333-203598	10.12	September 4, 2015
4.7#	Form of Indemnification Agreement	F-4	333-203598	10.13	September 4, 2015

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

4.11#	Loan Agreement dated July 8, 2020 by and between Alpha Bank S.A., as lender, and Seventhone Corp., as borrower	F-1	333-245405	10.13	August 13, 2020
4.12#	Corporate Guarantee dated July 8, 2020 by and between Pyxis Tankers Inc., as guarantor, and Alpha Bank S.A., as lender, in respect of the Loan Agreement dated July 8, 2020, by and between Alpha Bank S.A. and Seventhone Corp.	F-1	333-245405	10.13.1	August 13, 2020
4.14#	Loan Agreement, dated March 29, 2021, by and among Alpha Bank S.A. and Eighthone Corp.	20-F	001-37611	4.15	April 12, 2021
4.15#	Amendment dated June 25, 2021 to the Loan Agreement dated July 8, 2020 by and between Alpha Bank S.A., as lender, and Seventhone Corp., as borrower.	6-K	001-37611	99.3	July 12, 2021
4.17#	Loan Agreement, dated March 10, 2023, by and among Piraeus Bank S.A. and Tenthone Corp.	20-F	001-37611	4.17	April 12, 2023
4.18*	Loan Agreement dated September 8, 2023, by and among Piraeus Bank S.A. and Dryone Corp. - Pyxis
4.19*	Loan Agreement dated February 9, 2024, by and among Alpha Bank S.A. and Drytwo Corp.
4.20*	Joint Venture Agreement - Drykon Maritime Inc - Pyxis Tankers – Futurebulk
4.21*	Ship-management_agreement_Dryone Corp – Konkar Ormi
4.22*	Ship-management_agreement_Drytwo Corp – Konkar Asteri
4.23*	Policy Regarding the Recovery of Erroneously Awarded Compensation
8.1*	List of Subsidiaries
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Drewry Shipping Consultants Ltd.

101* The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as at December 31, 2022 and 2023;

(ii) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2021, 2022 and 2023;

(iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2021, 2022 and 2023;

(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2022 and 2023;

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

Date: April 17, 2024

PYXIS TANKERS INC.

107

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Pyxis Tankers Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Pyxis Tankers Inc. and subsidiaries (the Company) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income/(loss), stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Consolidation of the new investment Drykon Maritime Corp. under the variable interest entity model

As discussed in Notes 2 and 10 to the consolidated financial statements, in September 2023 the Company acquired a 60% financial interest in the newly established entity, Drykon Maritime Corp. (“Drykon”). The remaining 40% of Drykon is beneficially owned by the controlling shareholder of the Company and an immediate family member. Based on the governing documents of Drykon, certain matters necessitate unanimous agreement of all shareholders which creates disproportionality between the financial interest and voting rights of the Company. The Company determined Drykon was a variable interest entity (VIE) in accordance with U.S. GAAP and the Company was determined to be the primary beneficiary. As a result, the Company consolidated the financial results of Drykon.

We identified the assessment of the determination of the primary beneficiary of Drykon under the VIE model as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the accounting impact of disproportionality in financial interest and voting rights and whether the Company had the power to direct the activities that most significantly impact Drykon’s economic performance.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of an internal control related to the Company’s assessment of the accounting treatment of its investment in Drykon. In addition, we performed the following:

●	obtained and inspected Drykon’s relevant governing documents, including the operating agreement, articles of incorporation, certificate of incorporation and share register of Drykon

●	obtained the Company’s accounting analysis and assessed the consideration of relevant provisions of the governing documents that might impact the primary beneficiary assessment, the Company’s power to direct the activities that most significantly impact Drykon’s economic performance, and the impact of any disproportionality between the financial interest and voting rights

●	compared Drykon`s financial data to amounts recorded in the Company`s consolidated financial statements and recalculated the allocation of non-controlling interest.

/s/ KPMG Certified Auditors S.A.

We have served as the Company’s auditor since 2022.

Athens, Greece

April 17, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Pyxis Tankers Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive loss, stockholders’ equity and cash flows of Pyxis Tankers Inc. (the Company) for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of Company’s operations and its cash flows for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor from 2015 to 2022.

Athens, Greece

April 01, 2022,

except for the retroactive effect of the reverse stock split effected on May 13, 2022, described in Note 9 to the consolidated financial statements, as to which the date is April 12, 2023

PYXIS TANKERS INC.

Consolidated Balance Sheets

As at December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

		December 31,	December 31,
	Notes	2022	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2	$7,563	$34,539
Short-term investment in time deposits	2	—	20,000
Restricted cash, current portion	2, 8	376	—
Inventories	4	1,911	957
Trade accounts receivable, net	2	10,469	4,964
Due from related parties	3	—	194
Prepayments and other current assets		204	226
Insurance claim receivable	6	608	—
Total current assets		21,131	60,880

FIXED ASSETS, NET:
Vessels, net	5	114,185	99,273
Advance for vessel acquisition	1	—	2,663
Total fixed assets, net		114,185	101,936

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	2, 8	2,250	1,800
Financial derivative instrument	2, 11	619	—
Deferred dry-dock and special survey costs, net	2, 7	794	1,622
Prepayments and other non-current assets		—	75
Total other non-current assets		3,663	3,497
Total assets		$138,979	$166,313

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	8	$5,829	$5,580
Trade accounts payable		2,604	1,695
Due to related parties	3	1,028	990
Hire collected in advance	2	2,133	1,173
Accrued and other liabilities		967	646
Total current liabilities		12,561	10,084

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	8	59,047	55,370
Promissory note	3	6,000	—
Total non-current liabilities		65,047	55,370

COMMITMENTS AND CONTINGENCIES	12	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 449,473 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2022 and 403,631 at December 31, 2023)	9	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,614,319 shares issued and outstanding as at December 31, 2022 and 10,542,547 at December 31, 2023, respectively)	9	11	11
Additional paid-in capital	9	111,869	110,799
Accumulated deficit		(50,509)	(14,270)
Total equity attributable to Pyxis Tankers Inc. and subsidiaries		61,371	96,540
Non-controlling interest	10	—	4,319
Total stockholders’ equity		61,371	100,859
Total liabilities and stockholders’ equity		$138,979	$166,313

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Consolidated Statements of Comprehensive Income/(Loss)

For the years ended December 31, 2021, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

		Year ended December 31,
	Notes	2021	2022	2023

Revenues, net	2, 15	$25,341	$58,344	$45,468

Expenses:
Voyage related costs and commissions	3	(9,589)	(17,357)	(6,352)
Vessel operating expenses		(12,454)	(12,481)	(11,623)
General and administrative expenses	3	(2,538)	(2,508)	(3,448)
Management fees, related parties	3	(716)	(702)	(728)
Management fees, other		(852)	(916)	(760)
Amortization of special survey costs	7	(406)	(384)	(388)
Depreciation	5	(4,898)	(6,100)	(5,503)
Allowance for credit losses	2	(11)	(118)	78
Loss on vessel held for sale		(2,389)	—	—
Gain/(Loss) from the sale of vessels, net	5	—	(466)	25,125
Total Expenses, net		(33,853)	(41,032)	(3,599)

Operating income/(loss)		(8,512)	17,312	41,869

Other expenses, net:
Loss from debt extinguishment	2, 8	(541)	(34)	(379)
Gain/(loss) from financial derivative instruments	12	—	555	(59)
Interest and finance costs	14	(3,285)	(4,441)	(5,835)
Interest income	2	—	—	1,240
Total other expenses, net		(3,826)	(3,920)	(5,033)

Net income/(loss)		$(12,338)	$13,392	$36,836

Loss attributable to non-controlling interest		—	—	201
Net income/(loss) attributable to Pyxis Tankers Inc.		$(12,338)	$13,392	$37,037

Dividend Series A Convertible Preferred Stock		(555)	(885)	(810)
Net income/(loss) attributable to common shareholders		$(12,893)	$12,507	$36,227

Income/(loss) per common share, basic	11	$(1.43)	$1.18	$3.38
Income/(loss) per common share, diluted	11	$(1.43)	$1.06	$2.94

Weighted average number of common shares, basic	11	8,994,768	10,613,672	10,701,059
Weighted average number of common shares, diluted	11	8,994,768	12,640,581	12,585,777

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2021, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Series A Convertible Preferred Shares		Common Stock		Additional Paid-in	Accumulated	Pyxis Tankers Inc Total	Non- controlling	Total
	# of shares	Par Value	# of shares	Par Value	Capital	Deficit	Equity	interest	Equity

Balance January 1, 2021	181,475	—	5,490,719	$5	79,709	(50,155)	$29,559	—	$29,559
Issuance of common stock under the PIPE, net	—	—	3,571,429	4	23,115	—	23,119	—	23,119
Issuance of common stock under the promissory note	—	—	300,834	1	1,111	—	1,112	—	1,112
Issuance of Series A Convertible Preferred shares, net	308,487	—	—	—	5,563	—	5,563	—	5,563
Conversion of Series A Convertible Preferred Shares to common stock	(40,289)	—	180,106	—	—	—	—	—	—
Common stock from exercise of warrants	—	—	36,125	—	202	—	202	—	202
Common stock issued for vessel acquisition	—	—	1,034,751	1	2,171	—	2,172	—	2,172
Preferred stock dividends paid	—	—	—	—	—	(537)	(537)	—	(537)
Net loss	—	—	—	—	—	(12,338)	(12,338)	—	(12,338)
Balance December 31, 2021	449,673	—	10,613,964	$11	$111,871	$(63,030)	$48,852	—	$48,852

Balance January 1, 2022	449,673	—	10,613,964	$11	$111,871	$(63,030)	$48,852	—	$48,852
Conversion of Series A Convertible Preferred Shares to common stock	(200)	—	896	—	(1)	—	(1)	—	(1)
Cancellation of Shares	—	—	(1)	—	—	—	—	—	—
Fractional shares settlement for Reverse Split	—	—	(540)	—	(1)	—	(1)	—	(1)
Preferred stock dividends	—	—	—	—	—	(871)	(871)	—	(871)
Net income	—	—	—	—	—	13,392	13,392	—	13,392
Balance December 31, 2022	449,473	—	10,614,319	$11	$111,869	$(50,509)	$61,371	—	$61,371

Balance January 1, 2023	449,473	—	10,614,319	$11	$111,869	$(50,509)	$61,371	—	$61,371
Conversion of Series A Convertible Preferred Shares to common stock	(45,842)	—	204,819	—	3	(1)	2	—	2
Preferred stock dividends	—	—	—	—	—	(797)	(797)	—	(797)
Common stock re-purchase program	—	—	(331,591)	—	(1,244)	—	(1,244)	—	(1,244)
Restricted common stock grants	—	—	55,000	—	171	—	171	—	171
Net income/(loss)	—	—	—	—	—	37,037	37,037	(201)	36,836
Contributions from non-controlling interest	—	—	—	—	—	—	—	4,520	4,520
Balance December 31, 2023	403,631	—	10,542,547	$11	$110,799	$(14,270)	$96,540	$4,319	$100,859

The accompanying notes are an integral part of these Consolidated Financial Statements

PYXIS TANKERS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2021, 2022 and 2023

(Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2021	2022	2023
Cash flows from operating activities:
Net income/(loss)		$(12,338)	$13,392	$36,836
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	5	4,898	6,100	5,503
Amortization and write-off of special survey costs	7	406	384	388
Allowance for credit losses		11	118	(78)
Amortization and write-off of financing costs	14	247	303	247
Amortization of restricted common stock grants		—	—	171
Loss from debt extinguishment	8	541	34	379
Loss/(Gain) from financial derivative instrument	12	—	(555)	59
Loss on vessels held for sale		2,389	—	—
Gain on sale of vessels, net		—	—	(25,125)
Issuance of common stock under the promissory note		55	—	—
Changes in assets and liabilities:
Inventories		(886)	(344)	954
Due from/(to) related parties	3	6,276	(2,940)	(231)
Trade accounts receivable, net		(1,064)	(8,871)	5,583
Prepayments and other assets		(53)	(18)	(97)
Insurance claim receivable	6	—	(608)	608
Special survey cost	7	—	(519)	(1,379)
Trade accounts payable		(618)	(227)	(1,094)
Hire collected in advance	2	(726)	2,133	(960)
Accrued and other liabilities		(34)	(108)	(322)
Net cash provided by/(used in) operating activities		$(896)	$8,274	$21,442

Cash flow from investing activities:
Proceeds from the sale of vessel, net		—	8,509	64,213
Advance for vessel acquisition	1	—	—	(2,663)
Payments for vessel acquisition	5	(43,005)	(2,995)	(28,500)
Ballast water treatment system installation	5	(175)	(561)	(768)
Vessel additions	5	(14)	—	(77)
Short-term investment in time deposits	2	—	—	(20,000)
Net cash provided by investing activities		$(43,194)	$4,953	$12,205

Cash flows from financing activities:
Proceeds from long-term debt	8	59,500	—	34,500
Repayment of long-term debt	8	(35,980)	(12,030)	(38,760)
Contributions from non-controlling interest	2.a	—	—	4,520
Gross proceeds from issuance of common stock	9	25,000	—	—
Common stock offering costs		(1,899)	—	—
Gross proceeds from the issuance of Series A Convertible Preferred units 9		6,170	—	—
Preferred shares offering costs		(548)	—	—
Proceeds from exercise of warrants into common shares		202	—	—
Repayment of promissory note		(1,000)	—	(6,000)
Financial derivative instrument	12	(74)	10	561
Payment of financing costs		(907)	(20)	(277)
Preferred stock dividends paid	9	(537)	(871)	(797)
Common stock re-purchase program	9	—	—	(1,244)
Fractional shares paid		—	(1)	—
Net cash provided by/(used in) financing activities		$49,927	$(12,912)	$(7,497)

Net increase in cash and cash equivalents and restricted cash		5,837	315	26,150
Cash and cash equivalents and restricted cash at the beginning of the period		4,037	9,874	10,189
Cash and cash equivalents and restricted cash at the end of the period		$9,874	$10,189	$36,339

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2021, 2022 and 2023

(Expressed in thousands of U.S. dollars)

	Year ended December 31,
	2021	2022	2023
SUPPLEMENTAL INFORMATION:
Cash paid for interest	$2,929	$3,912	$5,630
Non-cash financing activities – issuance of common stock under the promissory note	1,055	—	—
Non-cash financing activities – Promissory Note increase financing acquisition of vessel “Pyxis Lamda”	3,000	—	—
Non-cash financing activities – issuance of common stock financing acquisition of vessel “Pyxis Lamda”	2,172	—	—
Unpaid portion for common stock offering costs and issuance of preferred shares	77	—	—
Unpaid portion of financing costs	412	—	16
Unpaid portion of Special survey cost	—	—	126
Unpaid portion of vessel additions	15	—	—
Unpaid portion of Ballast water treatment system installation	16	—	43
Unpaid portion of acquisition of vessel “Pyxis Lamda”	2,995	—	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

1. Basis of Presentation and General Information:

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. As of December 31, 2023, Pyxis owns 100% ownership interest in the following three vessel-owning companies:

●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”);
●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone”);
●	ELEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eleventhone”).

Pyxis as of December 31, 2023, owns 60% ownership or a $6.78 million equity investment in DRYKON MARITIME Corp. (“Drykon”), an entity that owns through its wholly owned subsidiary, DRYONE CORP. (“Dryone”), a 2016 Japanese built Ultramax dry-bulk carrier the “Konkar Ormi”. The remaining 40% is owned by an entity related to our Chief Executive Officer and Chairman. The delivery of the vessel occurred on September 14, 2023 and her initial charter commenced on October 5, 2023. We consolidate in our financial statements the aforementioned dry-bulk “Konkar Ormi” under the relevant ASC 810 guidelines as a result of our control over Drykon. As a result of the transaction the Company reports non-controlling interest in its accompanying Consolidated Financial Statements. Dryone, established under the laws of the Marshall Islands, collectively with Eleventhone, Seventhone and Tenthone are the “Vessel-owning companies”.

Pyxis also currently owns 100% ownership interest in the following non-vessel owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of the Marshall Islands (“Secondone”) that owned the vessel “Northsea Alpha” that was sold to an unaffiliated third party on January 28, 2022;
●	THIRDONE CORPORATION LTD, established under the laws of the Republic of the Marshall Islands (“Thirdone”) that owned the vessel “Northsea Beta” that was sold to an unaffiliated third party on March 1, 2022;
●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of Malta (“Fourthone”) that owned the vessel “Pyxis Malou” that was sold to an unaffiliated third party on March 23, 2023;
●	SIXTHONE CORP., established under the laws of the Republic of the Marshal Islands (“Sixthone”) that owned the vessel “Pyxis Delta” that was sold to an unaffiliated third party on January 13, 2020;
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone”) that owned the vessel “Pyxis Epsilon” that was sold to an unaffiliated third party on December 15, 2023;
●	MARITIME TECHNOLOGIES CORP, established under the laws of Delaware and
●	DRYTWO CORP. (“Drytwo”), stablished under the laws of the Republic of the Marshall Islands (“Drytwo”).

On November 28, 2023 “Drytwo” entered into a definitive agreement with an unaffiliated third party to purchase an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. As of December 31, 2023, the Company has paid in-advance amount of $2,663 for the acquisition. The vessel delivery concluded on February 15, 2024 and the dry-bulk carrier named “Konkar Asteri”.

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels and dry commodities through the ownership and operation of dry-bulk carriers, as listed below:

Vessel-owning Company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Tanker fleet
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Tenthone	04/22/2021	Pyxis Karteria	46,652	2013	07/15/2021
Eleventhone	11/09/2021	Pyxis Lamda	50,145	2017	12/20/2021
Dry-bulk fleet
Dryone	07/04/2023	Konkar Ormi	63,520	2016	09/14/2023

Secondone, Thirdone and Fourthone were initially established under the laws of the Republic of the Marshall Islands, under the names SECONDONE CORP., THIRDONE CORP. and FOURTHONE CORP., respectively. In March and April 2018, these vessel-owning companies completed their re-domiciliation under the jurisdiction of the Republic of Malta and were renamed as mentioned above. In December 2022, Secondone and Thirdone re-domiciled again under the jurisdiction of the Republic of the Marshall Islands. For further information, please refer to Note 8. Northsea Alpha, Northsea Beta, Pyxis Malou and Pyxis Epsilon was sold to unaffiliated third parties on January 28, 2022, March 1, 2022, March 23, 2023 and December 15, 2023, respectively.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

1. Basis of Presentation and General Information: -Continued:

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Pyxis and its subsidiaries as presented in Note 1 above (collectively the “Company”), as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023.

All of the Company’s vessels are double-hulled and are engaged in the transportation of refined petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils, and dry-bulk commodities. The vessels “Pyxis Theta”, “Pyxis Karteria” and “Pyxis Lamda” are medium-range product tankers and “Konkar Ormi” is a dry-bulk carrier.

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

With effect from the delivery of each tanker vessel, the crewing and technical management of the vessels are contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM is in force until it is terminated by either party. The ship-management agreements can be cancelled either by the Company or ITM for any reason at any time upon three months’ advance notice. Konkar Shipping Agencies, S.A. (“Konkar Agencies”) provides similar technical management and commercial management services for our dry-bulk vessels.

As of December 31, 2022 and December 31, 2023, Mr. Valentis beneficially owned 54.0% and 54.3%, respectively, of the Company’s common stock.

2. Significant Accounting Policies:

(a) Principles of Consolidation: The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. GAAP. The Consolidated Financial Statements include the accounts of Pyxis and its subsidiaries as presented in Note 1 above. All intercompany balances and transactions have been eliminated upon consolidation.

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

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: – Continued:

On July 5, 2023, the Company acquired an 60% equity interest in the newly incorporated entity Drykon for a consideration of $6.78 million in cash. The remaining 40% acquired by an entity related to our Chief Executive Officer and Chairman for a consideration of US$4.52 million in cash. An Agreement has been signed, between the shareholders of Drykon where all matters about Drykon’s, structure, operations and governance are determined and agreed in writing. Management assessed the terms of the agreement and concludes that there is disproportionality in between the financial interest and voting rights of the Company. More specifically, Pyxis owns 60% of the equity interest in Drykon, however, there are matters in the agreement requiring unanimous vote of all directors resulting in Pyxis only having a 50% share of the voting rights for these specific matters. A number of these matters that require a unanimous vote have been determined by the management to relate to activities that significantly affect the economic performance of Drykon and are considered by the management to be participating rights rather than protective in nature. Based on the above and the relevant guidance under ASC 810 “Consolidation”, management has assessed that Drykon is a VIE. Further, management assessed that Pyxis has a controlling variable interest in this VIE due to the fact that i) The minority percentage in Drykon is held by the Company’s Chief Executive Officer and Chairman and his immediate family members ii) The Company’s Chief Executive Officer and Chairman also controls the Company, iii) Based on i) and ii) Drykon’s shareholders are controlled by the same individual and his immediate family members thus, minority’s participating rights are not considered substantive and Pyxis should consolidate Drykon. No gain or loss recognized on the initial consolidation of the VIE. For the year ended December 31, 2023, Drykon recorded a net loss of $502 of which $301 is attributable to Pyxis and $201 is attributable to Non-Controlling Interest (“NCI”). The VIE’s assets and liabilities that have been consolidated in the accompanying Consolidated Balance Sheets are analyzed per classification as follows:

Amount
Total current assets	$770
Total fixed assets, net	28,094
Total other non-current assets	800
Total assets:	$29,664

Total current liabilities	$1,867
Total non-current liabilities	16,999
Total stockholders’ equity	10,798
Total liabilities and stockholders’ equity:	$29,664

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

(c) Comprehensive Income / (Loss): The Company follows the provisions of ASC 220 “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Company had no transactions which affect comprehensive income/(loss) during the years ended December 31, 2021, 2022 and 2023 and accordingly, comprehensive income/(loss) was equal to net income/(loss).

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: – Continued:

(f) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the claim is not subject to litigation. The Company assessed the provisions of ASC 326 regarding the collectability of insurance claims recoveries and concluded that there is no material impact on the Company’s Consolidated Financial Statements as of the date of the adoption of ASC 326 on January 1, 2021 and as of December 31, 2022 and 2023, and thus no provision for credit losses was recorded as of those dates.

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

(h) Cash and Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Restricted cash is associated with pledged retention accounts in connection with the loan repayments and minimum liquidity requirements under the loan agreements discussed in Note 8 and is presented separately in the accompanying Consolidated Balance Sheets. The Company assessed the provisions of ASC 326 for cash equivalents and restricted cash and concluded that there is no impact on the Company’s Consolidated Financial Statements as of the date of the adoption of ASC 326 on January 1, 2020 and as of December 31, 2022 and 2023 and thus no provision for credit losses was recorded as of those dates.

(i) Income Taxes: Neither Pyxis Tankers Inc. nor any of its subsidiaries are subject to income taxes. More specifically, under the laws of the Republic of the Marshall Islands, the country of incorporation of the Company and certain of the Company’s vessel-owning companies, and/or the vessels’ registration, the vessel-owning companies and Pyxis Tankers Inc. as well are not liable for any Marshall Islands income tax on their income. Under the laws of the Republic of Malta, the country of incorporation of certain of the Company’s other vessel-owning companies, and/or the vessels’ registration, these vessel-owning companies are not liable for any Maltese income tax on their income derived from shipping operations, the only operations they have in Malta.

The vessel-owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file income tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. The Company believes that based on current legislation the relevant vessel-owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related vessel-owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel-owning companies are residents of a country granting an equivalent exemption to U.S. persons. The Company and each of its subsidiaries believes it qualifies for this statutory tax exemption for the 2023, 2022 and 2021 taxable years (the tax years that remain subject to examination), and is not liable for U.S. federal income tax. The Company takes this position for United States federal income tax return reporting purposes.

The Company also believes the vessel owning companies are exempt from income taxes in the other ports where they have called under various exemptions for the shipping industry. Instead, a non-income-based tax is levied in certain of the countries where the vessels trade based on their tonnage, which is included in Vessel operating expenses in the accompanying Consolidated Statements of Comprehensive Income/(Loss).

(j) Inventories: Inventories consist of lubricants and bunkers (where applicable) on board the vessels, which are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out (“FIFO”) method.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: – Continued:

(k) Trade Accounts Receivable, Net and Hire Collected in Advance: Under spot charters, the Company normally issues its invoices to charterers at the completion of the voyage. Invoices are due upon issuance of the invoice. Since the Company satisfies its performance obligation over the time of the spot charter, the Company recognizes its unconditional right to consideration in trade accounts receivable, net of an allowance for credit losses. Trade accounts receivable from spot charters as of December 31, 2022 and 2023, amounted to $10,572 and $4,764, respectively. The allowance for expected credit losses at December 31, 2022 and 2023 was $138 and $60, respectively (Note 2(l)). Under time charter contracts, the Company normally issues invoices on a monthly basis 30 days in advance of providing its services. Trade accounts receivable from time charters as of December 31, 2022 and 2023, amounted to $35 and $260, respectively. Hire collected in advance includes cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. The hire collected in advance as of December 31, 2022 and 2023, was 2,133 and $1,173, respectively and concerns hire received in advance from time charters.

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

As of December 31, 2022 and December 31, 2023, the Company concluded on an expected credit loss rate of 1.3% and 1.6% on the total outstanding receivables arising from outstanding receivables from demurrages. Management monitors its trade receivables on a daily and on a charter-by charterer basis in order to determine if adjustments are necessary in the expected credit loss rate. For the year ended December 31, 2020 no additional allowance was warranted, other than that recognized as of January 1, 2020 upon adoption of ASC326. For the year ended December 31, 2022 and December 31, 2023, additional allowance of $118 and a reduction of $78, respectively, were recognized and included in the accompanying Consolidated Statement of Comprehensive Income/(loss) for the related year.

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

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessels’ remaining estimated economic useful life, after considering the estimated residual value. A vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton. Following the reassessment of the scrap rates effective October 1, 2021, the Company increased the estimated scrap rate per ton from $0.30/ton to $0.34/ton due to higher scrap rates worldwide. This change in accounting estimate did not require retrospective adoption as per ASC 250 “Accounting Changes and Error Corrections”. For fiscal year 2021, the effect of the change in the estimate on the depreciation charge and on net loss was a decrease of $32 with no effect in the loss per share. The Company estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. In the event that future regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life will be adjusted at the date such regulations are adopted.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

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

To the extent impairment indicators are present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed days and an estimated daily time charter rate for the unfixed days (based on the most recent seven year historical average rates over the remaining estimated useful life of the vessels), expected outflows for vessels’ operating expenses, planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, pursuant to the Company’s existing group management agreement, and fleet utilization. The residual value used in the impairment test is estimated to be $0.34 per lightweight ton in accordance with the vessels’ depreciation policy.

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

The review of the carrying amounts plus the unamortized dry-dock and survey balances in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2021, 2022 and 2023, did not indicate any impairment charge.

(o) Long-lived Assets Classified as Held for Sale: The Company classifies long-lived assets and disposal groups as being held-for-sale in accordance with ASC 360, “Property, Plant and Equipment”, when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held-for-sale are measured at the lower of their carrying amount or fair value less costs to sell. According to ASC 360-10-35, the fair value less costs to sell of the long-lived asset (disposal group) should be assessed at each reporting period it remains classified as held-for-sale. Subsequent changes in the long-lived asset’s fair value less costs to sell (increase or decrease) would be reported as an adjustment to its carrying amount, not exceeding the carrying amount of the long-lived asset at the time it was initially classified as held-for-sale. These long-lived assets are not depreciated once they meet the criteria to be classified as held-for-sale and are classified in current assets on the Consolidated Balance Sheet.

(p) Financial Derivative Instruments: The Company enters into interest rate derivatives to manage its exposure to fluctuations of interest rate risk associated with its borrowings. All derivatives are recognized in the Consolidated Financial Statements at their fair value. The fair value of the interest rate derivatives is based on a discounted cash flow analysis. When such derivatives do not qualify for hedge accounting, the Company recognizes their fair value changes in current period earnings. When the derivatives qualify for hedge accounting, the Company recognizes the effective portion of the gain or loss on the hedging instrument directly in other comprehensive income/(loss), while the ineffective portion, if any, is recognized immediately in current period earnings. The Company, at the inception of the transaction, documents the relationship between the hedged item and the hedging instrument, as well as its risk management objective and the strategy of undertaking various hedging transactions. The Company also assesses at hedge inception whether the hedging instruments are highly effective in offsetting changes in the cash flows of the hedged items.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

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

(r) Interest Income, Interest and Finance Costs: We incur interest expense on outstanding indebtedness under our existing credit facilities which we include in interest expense. Finance costs also include financing and legal costs in connection with establishing and amending those facilities, which are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Costs associated with new loans or refinancing of existing ones, which meet the criteria for debt modification, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as a direct deduction from the carrying amount of the debt liability. Such costs are deferred and amortized to Interest and finance costs in the Consolidated Statements of Comprehensive Income/(Loss) during the life of the related debt using the effective interest method. For loans repaid or refinanced that meet the criteria of debt extinguishment, the difference between the settlement price and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) is recognized as a gain or loss in the Consolidated Statement of Comprehensive Income/(loss). Commitment fees relating to undrawn loan principal are expensed as incurred. Further, we earn interest on cash deposits in interest-bearing accounts and on interest-bearing securities, which we included in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. “Interest Income” from time deposits of $1,240 recognized during the year in the accompanying Consolidated Statement of Comprehensive Income/(loss) as of December 31, 2023.

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

● Level 2: Observable market- based inputs or unobservable inputs that are corroborated by market data;

● Level 3: Unobservable inputs that are not corroborated by market data.

(t) Segment Reporting: The Company has determined that it operates under two reportable segments, one relating to its operations of the medium range tanker vessels and one to the operations of the dry-bulk vessels. Prior to 2023, the Company was operating only tanker vessels thus, had identified only one reportable segment. The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company’s Consolidated Financial Statements. Segment results are evaluated based on income from operations (see also note 15). For both segments, the Company reports financial information and evaluates the operations of the two segments by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the two fleets. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: – Continued:

(u) Income/(Loss) per Share: Basic income/(loss) per share is computed by dividing the net income/(loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period.

The computation of diluted income/(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants and shares issued under the equity incentive plan and the Promissory Note. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the Series A Convertible Preferred Shares into common shares. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. As the Company reported losses for the year ended December 31, 2021, the effect of any incremental shares would be antidilutive and thus excluded from the computation of loss per share. However, for the year ended December 31, 2022 and 2023 the effect of any incremental shares dilutes the income per share and has been included in diluted earnings per share calculations.

(w) Revenues, net: The Company generates its revenues from charterers. The vessels are chartered using either spot charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate.

The following table presents the Company’s revenue disaggregated by revenue source, net of commissions, for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023
Revenues derived from spot charters, net	$13,711	$39,099	$12,665
Revenues derived from time charters, net	11,630	19,245	32,803
Revenues, net	$25,341	$58,344	$45,468

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

December 31, 2022 and 2023

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

Revenues for the years ended December 31, 2021, 2022 and 2023, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

Charterer	Year ended December 31,
	2021	2022	2023
A	27%	—	43%
B	—	41%	24%
C	17%	27%	18%
D	12%	—	—
Total	56%	68%	85%

The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $8,834 and $1,843 as of December 31, 2022 and 2023, respectively.

(x) Restricted Cash: The Company follows the provisions of ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that the statement of cash flows explain the change in the total of cash and cash equivalents and restricted cash. Restricted cash of $2,626 and $1,800 as at December 31, 2022 and 2023, respectively, has been aggregated with cash and cash equivalents in both the beginning-of-year and end-of-year line items of the consolidated statements of cash flows for each of the periods presented (Notes 2 and 8).

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the accompanying Consolidated Balance Sheets are presented in the accompanying consolidated statement of cash flows for the years ended December 31, 2021, 2022 and 2023.

	December 31,
	2021	2022	2023
Cash and cash equivalents	$6,180	$7,563	$34,539
Restricted cash, current portion	944	376	—
Restricted cash, net of current portion	2,750	2,250	1,800
Total cash and cash equivalents and restricted cash	$9,874	$10,189	$36,339

(y) Short-term investments: Short-term investments consist of short-term time deposits with no early redemption feature and with maturities in excess of three months but less than twelve months at the time of purchase and are stated at amortized cost, which approximates their fair value due to their short-term nature. As of December 31, 2023 and 2022 short-term investment in cash time deposits amounted $20,000 and $nil respectively. Interest Income from time deposits for the years ended December 31, 2021, 2022 and 2023 amounted to nil, nil and $1,240 respectively and is presented separately in the accompanying Consolidated Statements of Comprehensive Income/(Loss). The Company assessed the provisions of ASC 326 for short-term time deposits and concluded that there is no impact on the Company’s Consolidated Financial Statements as of the date of the adoption of ASC 326 on January 1, 2020 and as of December 31, 2022 and 2023 and thus no provision for credit losses was recorded as of those dates.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: – Continued:

(z) Business combinations: The Company follows the provisions of ASU No. 2017-01, “Business Combinations” (Topic 805) which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance, the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business.

(aa) Debt Modifications and Extinguishments: The Company follows the provisions of ASC 470-50, Modifications and Extinguishments, to account for all modifications or extinguishments of debt instruments, except debt that is extinguished through a troubled debt restructuring or a conversion of debt to equity securities of the debtor pursuant to conversion privileges provided in terms of the debt at issuance. This standard also provides guidance on whether an exchange of debt instruments with the same creditor constitutes an extinguishment and whether a modification of a debt instrument should be accounted for in the same manner as an extinguishment. In circumstances where an exchange of debt instruments or a modification of a debt instrument does not result in extinguishment accounting, this standard provides guidance on the appropriate accounting treatment. “Loss from debt extinguishment” of $541, $34 and $379 recognized in the accompanying Consolidated Statement of Comprehensive Income/(loss) as of December 31, 2021, 2022 and 2023, respectively.

(ab) Distinguishing Liabilities from Equity: The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. The Company in its assessment for the accounting of the Series A Convertible Preferred Shares and warrants issued in connection with the October 13, 2020 public offering and the July 16, 2021, follow-on offering, has taken into consideration ASC 480 “Distinguishing liabilities from equity” and determined that the Series A Convertible Preferred Shares and warrants should be classified as equity instead of liability (Note 9). The Company further analyzed key features of the Series A Convertible Preferred Shares and detachable warrants to determine whether these are more akin to equity or to debt and concluded that the Series A Convertible Preferred Shares and warrants are equity-like. In its assessment, the Company identified certain embedded features and examined whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed.

(ac) Share based payments: The Company has issued restricted share awards which are measured at their grant date fair value and are not subsequently re-measured. That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). Forfeitures of awards are accounted for when and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(ad) Deferred financing costs: Deferred financing costs are amortized over the term of the respective loan using the effective interest rate method and are included in the consolidated statements of operations in “Interest expense and finance costs, net”. The unamortized portion of debt issuance costs are presented as a deduction from the Group’s corresponding liability. Any unamortized balance of costs relating to loans extinguished is expensed in the period in which the extinguishment is made.

(ae) New Accounting Pronouncements – Not Yet Adopted: Disclosure Improvements: In October 2023, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) No. 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. The amendments in this Update modify the disclosure or presentation requirements of a variety of Topics in the Codification. Certain of the amendments represent clarifications to or technical corrections of the current requirements. The effective date for each amendment of the ASU 2023-06 will be, for entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. The amendments in ASU 2023-06 should be applied prospectively. The Company evaluated the impact of this ASU on its financial Statements and determined that there is no impact as the disclosure improvements required by the ASU amendments are already required by the SEC’s Regulation S-X and Regulation S-K.

Segment Reporting: In November 2023, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) No. 2023-07 “Segment reporting (Topic 280): Improvements to reportable segment disclosures”. The amendments in ASU 2023-07 improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. The amendments introduce a new requirement to disclose significant segment expenses regularly provided to the chief operating decision maker (CODM), extend certain annual disclosures to interim periods, clarify single reportable segment entities must apply ASC 280 in its entirety, permit more than one measure of segment profit or loss to be reported under certain conditions and require disclosure of the title and position of the CODM. ASU 2023-07 is effective for public entities fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact this guidance may have on its Consolidated Financial Statements and related disclosures.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

3. Transactions with Related Parties:

The Company uses the services of Maritime, a tanker ship management company with its principal office in Greece and an office in the U.S.A.. Maritime is engaged under separate management agreements directly by the Company’s respective subsidiaries to provide a wide range of shipping services, including but not limited to, chartering, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel. For the ship management services, Maritime charges a fee payable by each subsidiary of $0.325 per day per vessel while the vessel is in operation including any pool arrangements and $0.450 per day per vessel while the vessel is under construction, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “Ship-management Fees”). In addition, Maritime charges the Company a commission rate of 1.25% on all charter hire agreements arranged by Maritime.

The management agreements for the vessels had an initial term of five years. For “Pyxis Theta” base term expired on December 31, 2017, for the “Pyxis Epsilon” and the “Pyxis Malou” it expired on December 31, 2018. The management agreements for the “Pyxis Karteria” and the “Pyxis Lamda” have an initial term of five years and they expire on December 31, 2026. Following their initial expiration dates, the management agreements were automatically renewed for consecutive five year periods, or until terminated by either party on three months’ notice.

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

For 2021, the average rate in Greece was a deflation of 1.23% and, as a result, no adjustment was made to the Ship-management Fees and the Administration Fees for 2022. The average inflation rate in Greece in 2022 was 9.65% and, as a result, an adjustment to the Ship-management Fees and the Administration Fees have been made effective January 1, 2023. Effective January 1, the Ship-Management Fees and the Administration Fees for 2024 were increased by 3.50% in line with the average inflation rate in Greece in 2023 and were $381 per day per ship and $1.9 million annually, respectively.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

3. Transactions with Related Parties: – Continued:

The Company uses the services of Konkar Agencies, a dry-bulk ship management company with its principal office in Greece. Konkar Agencies is engaged under separate management agreement directly by the Company’s respective ship owning companies to provide a wide range of shipping services, including but not limited to, chartering, technical, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel. For the ship management services, Konkar Agencies charges a fee payable by each subsidiary of $0.850 per day per vessel while the vessel is in operation including any pool arrangements, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “Ship-management Fees”). In addition, Konkar Agencies charges the Company a commission rate of 1.25% on all charter hire agreements arranged by Konkar Agencies. The management agreement for the “Konkar Ormi” have an initial term of five years and expires on September, 2029. The management agreement will automatically be renewed for consecutive five year periods, or until terminated by either party on three months’ notice. Fees are adjusted annually according to the official inflation rate in Greece effective January 1, 2025.

The following amounts were charged by Maritime pursuant to the head management and ship-management agreements and by Konkar Agencies pursuant to the ship-management agreement with the ship-owning company of vessel “Konkar Ormi”, and are included in the accompanying Consolidated Statements of Comprehensive Income/(Loss):

	Year ended December 31,
	2021	2022	2023
Included in Voyage related costs and commissions
Charter hire commissions	$322	$735	$575
Included in Management fees, related parties
Ship-management Fees	716	702	728
Included in General and administrative expenses
Administration Fees	1,632	1,652	1,812
Total	$2,670	$3,089	$3,115

As of December 31, 2022 and 2023, there was a balance due to Maritime of $1,028 and $990, respectively. Further as of December 31, 2023, there was a balance due from Konkar Agencies of $194. Relevant balances are reflected in Due from/due to related parties, respectively, in the accompanying Consolidated Balance Sheets. The balances with Maritime and Konkar Agencies is interest free and with no specific repayment terms.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

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

Interest charged on the Promissory Note for the years ended December 31, 2021, 2022 and 2023, amounted to $335, $450 and $69, respectively, and is included in Interest and finance costs, net (Note 13) in the accompanying Consolidated Statements of Comprehensive Income. Of the total interest charged on the Promissory Note during the year ended December 31, 2021, $216 was paid in cash, $64 was payable in cash and included in the “Accrued and other liabilities” in the accompanying Consolidated Balance Sheets. The remaining amount of $55 was settled in common shares during 2021. The payable in cash amount of $64 was paid in January 2022. Of the total interest charged on the Promissory Note during the year ended December 31, 2022, $337 was paid in cash, $113 was payable in cash and included in the “Accrued and other liabilities” in the accompanying Consolidated Balance Sheets. The payable in cash amount of $113 was paid in January 2023. During the year ended in December 31, 2023 charged and paid interest of $69.

With respect to the portion of interest that was to be settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) and followed the guidance in ASC 835-30 to accrue the liability to the redemption amount using the interest method.

4. Inventories:

The amounts in the accompanying Consolidated Balance Sheets are analyzed as follows:

	December 31,
	2022	2023
Lubricants	$617	$414
Bunkers	1,294	543
Total	$1,911	$957

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

5. Vessels, net:

The amounts in the accompanying Consolidated Balance Sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value

Balance January 1, 2022	$148,175	$(28,451)	$119,724

BWTS installation	561	—	561
Depreciation	—	(6,100)	(6,100)
Balance December 31, 2022	$148,736	$(34,551)	$114,185

Balance January 1, 2023	$148,736	$(34,551)	$114,185

Vessel acquicition - Konkar Ormi	28,500	—	28,500
Sale of Vessel - Pyxis Malou	(25,625)	9,519	(16,106)
Sale of Vessel - Pyxis Epsilon	(33,198)	10,505	(22,693)
Vessel additions	77	—	77
BWTS installation	813	—	813
Depreciation	—	(5,503)	(5,503)
Balance December 31, 2023	$119,303	$(20,030)	$99,273

As of December 31, 2021, 2022 and 2023, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amounts were fully recoverable for the Company’s vessels held and used and, consequently, no impairment charge was deemed necessary for the years ended December 31, 2021, 2022 and 2023.

As of December 31, 2022, additions amounted to $561 and related to the ballast water treatment system installation of the “Pyxis Lamda”. All the ballast water treatment system cost was paid during the year. As of December 31, 2023, additions net amounted to $890 of which $813 related to the ballast water treatment system installation of the “Pyxis Theta”. As of the year-end, the remaining balance for the ballast water treatment system was $43, of which $27 was paid in early 2024.

On March 23, 2023 the Company sold the “Pyxis Malou”, the 2009 built 50,667 dwt. MR product tanker, for a sale price of $24.8 million in cash to an unaffiliated buyer located in the United Kingdom. After the repayment of the outstanding indebtedness secured by this vessel and the payment of various transaction costs, the Company received cash proceeds of $18.9 million (Note 8), and recognized an accounting gain of $8,017 which is included in “Gain/(Loss) from the sale of vessels, net” in the accompanying Consolidated Statements of Comprehensive Income/(Loss).

On September 14, 2023 the Company took delivery of a 2016 Japanese built Ultramax dry-bulk carrier named “Konkar Ormi”, which commenced her initial charter on October 5, 2023. The purchase consideration of $28.5 million, was funded by a $19.0 million secured five-year bank loan and cash equity (Note 8).

On December 15, 2023 we sold the “Pyxis Epsilon”, the 2015 built 50,295 dwt. Product tanker, for $40.75 million in cash. After the repayment of the outstanding indebtedness secured by the vessel (Note 8) and the payment of various transaction costs, we received cash proceeds of $26.8 million in net cash proceeds and recognized an accounting gain of $17,108 which is included in “Gain/(Loss) from the sale of vessels, net” in the accompanying Consolidated Statements of Comprehensive Income/(Loss).

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 8.

Subsequently on February 15, 2024 the Company took delivery of the “Konkar Asteri” an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding in China. The $26,625 purchase of the eco-efficient Kamsarmax, fitted with a ballast water treatment system and scrubber, was funded by a combination of secured bank debt of $14.5 million and cash on hand.

6. Insurance claim receivable

In February 2022, the “Pyxis Epsilon” experienced a brief grounding at port which resulted in minor damages to the vessel. The vessel was off-hire for 43 days including shipyard repairs and returned to commercial employment at the end of March 2022. As of December 31, 2022, the outstanding balance of this insurance claim was $608 out of a total claimed amount of $2,022. The remaining claim balance received in full during 2023.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

7. Deferred dry-dock and special survey costs, net:

The movement in deferred charges, net, in the accompanying Consolidated Balance Sheets are as follows:

Dry-docking costs	2021	2022	2023

Balance January 1,	$1,594	$912	$794
Additions	253	266	1,506
Amortization of special survey costs	(406)	(384)	(388)
Transfer to vessels held for sale	(529)	—	—
Pyxis Malou sale	—	—	(168)
Pyxis Epsilon sale	—	—	(122)
Balance December 31,	$912	$794	$1,622

During the year “Pyxis Theta” and “Pyxis Karteria” performed their second Special Survey amounted $700 and $806 respectively of which amount $1,379 paid as of December 31, 2023. The amortization of the special survey costs is separately reflected in the accompanying Consolidated Statements of Comprehensive Income.

8. Long-term Debt:

The amounts shown in the accompanying Consolidated Balance Sheets at December 31, 2021 and 2022, are analyzed as follows:

	December 31,
	2022	2023
Vessel (Borrower)
(a) “Pyxis Malou” (Fourthone)	$6,616	$—
(b) “Pyxis Theta” (Seventhone)	12,550	11,350
(c) “Pyxis Epsilon” (Eighthone)	14,900	—
(d) “Pyxis Karteria” (Tenthone)	11,800	14,150
(a) “Pyxis Lamda” (Eleventhone)	19,884	17,390
(e) “Konkar Ormi” (Dryone)	—	18,600
Total	$65,750	$61,490

Current portion	$6,100	$5,777
Less: Current portion of deferred financing costs	(271)	(197)
Current portion of long-term debt, net of deferred financing costs, current	$5,829	$5,580

Long-term portion	$59,650	$55,713
Less: Non-current portion of deferred financing costs	(603)	(343)
Long-term debt, net of current portion and deferred financing costs, non-current	$59,047	$55,370

(a) On December 20, 2021, Fourthone and Eleventhone concluded as joint and several borrowers a loan agreement with Alpha Bank in order to refinance the existing facility of the “Pyxis Malou” and to partly finance the acquisition of the “Pyxis Lamda”. On the same date, Fourthone drew down an amount of $7,320 and fully settled the previous loan facility outstanding balance of $7,320 and Eleventhone drew down an amount of $21,680, upon the delivery of “Pyxis Lamda”,

On March 23, 2023 the Company sold the “Pyxis Malou” for a sale price of $24.8 million in cash to an unaffiliated buyer located in the United Kingdom. After the repayment of Fourthone’s outstanding indebtedness secured by this vessel and the payment of various transaction costs, the Company received cash proceeds of $18.9 million. Further, Eleventhone prepaid amount of $750 of the “Pyxis Lamda” facility to reduce the outstanding loan balance.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

8. Long-term Debt: – Continued:

As of December 31, 2023, the outstanding balance of the Eleventhone loan of $17,390 is repayable in 12 consecutive quarterly installments of $432 each, the first falling due in March 2024, and the last installment accompanied by a balloon payment of $12,210 falling due in December 2026. The loan bears interest at SOFR plus a margin of 3.15% per annum. Standard loan covenants include, among others, a minimum liquidity and a minimum required Security Cover Ratio (“MSC”). The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. Certain major covenants include, as defined in such agreements:

Covenants:

●	The borrowers undertook to maintain minimum deposit with the bank of $750 at all times, (which shall be reduced to the amount of $500, upon receipt of time charter employment).
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is
●	not to exceed 75%. This requirement is only applicable in order to assess whether the borrowers are entitled to distribute dividends to Pyxis. As of December 31, 2023, the requirement was met as such ratio was 32.2%, or 42.8% lower than the required threshold.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change of control shall be made directly or indirectly in the ownership, beneficial ownership, control or management of any of the borrower and the corporate guarantor or any share therein or the vessels, as a result of which less than 100% of the shares and voting rights in each borrower are owned by the corporate guarantor or less than 25% of the shares and voting rights in the corporate guarantor will remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

(b) As of December 31, 2023, the outstanding balance of the Seventhone loan of $11,350 is repayable in 7 consecutive quarterly installments of $300 each, the first falling due in April 2024, and the last installment accompanied by a balloon payment of $9,250 falling due in July 2025. The loan bears interest at SOFR plus a margin of 3.35% per annum.

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

Covenants:

●	The Borrower undertakes to maintain minimum deposit with the bank of $500 at all times.
●	The ratio of the Corporate Guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the Borrower is entitled to distribute dividends to Pyxis. As of December 31, 2023, the requirement was met as such ratio was 32.2%, or 42.8% lower than the required threshold.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of Seventhone or of the Company or any share therein or the “Pyxis Theta”, as a result of which less than 100% of the shares and voting rights in Seventhone or less than 20% of the shares and voting rights in the Corporate Guarantor remain in the ultimate legal and beneficial ownership of the Beneficial shareholders.

(c) On December 15, 2023, Eighthone delivered the “Pyxis Epsilon”, a 2015 built 50,295 dwt medium range product tanker to an unaffiliated buyer located in the United States. After the repayment of the outstanding indebtedness secured by the vessel and the payment of various transaction costs, the Company received $26.8 million in net cash proceeds.

(d) On July 9, 2021, Tenthone entered into a loan agreement with lender, Vista Bank, for an amount of $13,500 loan, in order to partly finance the acquisition cost of the vessel “Pyxis Karteria”. The Company drew down the amount of $13,500 upon delivery of the vessel in July 2021. On March 13, 2023, the Company completed the debt refinancing of the “Pyxis Karteria”, a 2013 built vessel with a $15.5 million five year secured loan from a new lender, Piraeus Bank, S.A. Loan principal is repayable over 5 years with quarterly amortization. As of December 31, 2023, the Tenthone outstanding loan balance amounting to $14,150 is repayable in 17 quarterly installments amounting to $450 the first and $300 each for the rest, with the last installment accompanied by a balloon payment of $8,900 falling due in March 2028. The loan bears interest at SOFR plus a margin of 2.7% per annum.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

8. Long-term Debt: – Continued:

Standard loan covenants of the Tenthone loan include, among others, a minimum liquidity and a MSC. Certain major covenants include, as defined in such agreement:

●	The borrower undertakes to maintain minimum deposit with the bank of $ $900 reduced to average $500 after 6 months.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis. As of December 31, 2023, the requirement was met as such ratio was 32.2%, or 42.8% lower than the required threshold.
●	MSC is to be at least 130% of the respective outstanding loan balance.
●	Minimum cash and cash equivalent shall not be less than the greater of (i) $2 million and (ii) 3% of the total debt excluding any promissory note.

(e) In Mid-September, Pyxis acquired the 2016 Japanese built Ultramax dry-bulk carrier “Konkar Ormi”. The purchase of “Konkar Ormi” for $28.5 million, was funded by a $19.0 million secured five-year bank loan and cash in hand. The delivery of the vessel occurred on September 14, 2023. As of December 31, 2023, the outstanding loan balance amounting to $18,600 is repayable in 19 quarterly installments the first three amounting to $400 and the rest $300 each, with the last installment accompanied by a balloon payment of $12,600 falling due in September 2028. The loan bears interest at SOFR plus a margin of 2.35% per annum. Standard loan covenants of the loan include, among others, a minimum liquidity and a MSC. Certain major covenants include, as defined in such agreement:

●	The borrower undertakes to maintain minimum deposit with the bank of $ $800 for the first year and nil thereafter assuming that the outstanding amount of the loan at that time expressed as a percentage of the valuation amount (LTV) does not exceed 65%.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis. As of December 31, 2023, the requirement was met as such ratio was 32.2%, or 42.8% lower than the required threshold.
●	MSC is to be at least 130% of the respective outstanding loan balance.

As of December 31, 2023, the Company elected to apply, to its loan contracts that replaced LIBOR with SOFR, the optional expedient of ASU No. 2020-04, “Reference Rate Reform” (Topic 848-20-15-2 through 15-3 - Contract Modifications). According to this expedient, entities with contract modifications within the scope of Topic 470, for which the terms that are modified solely related to directly replacing a reference rate with another interest rate index, are allowed to account for the modification as if it is not substantial. Thus, the original and new contract are accounted for as if they were not substantial different from one another and the modification shall not be accounted for in the same manner as a debt extinguishment.

Amounts presented in Restricted cash, current and non-current, in the Consolidated Balance Sheets are related to minimum cash and the retention account requirements imposed by the Company’s debt agreements.

As of December 31, 2023, the company was in compliance with the applicable financial and other covenants contained in its bank loan agreements described above.

The annual principal payments required to be made after December 31, 2023, are as follows:

To December 31,	Amount
2024	$5,777
2025	14,277
2026	16,337
2027	2,400
2028	22,699
Total	$61,490

Total interest expense on long-term debt and the Promissory Note for the years ended December 31, 2021, 2022 and 2023, amounted to $2,963, $4,148 and $5,552 respectively, and is included in Interest and finance costs, net (Note 13) in the accompanying Consolidated Statements of Comprehensive Income. The Company’s weighted average interest rate (including the margin) for the years ended December 31, 2021, 2022 and 2023, was 5.04%, 5.41% and 8.21% per annum, including the Promissory Note discussed in Note 3, respectively.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

9. Equity Capital Structure and Equity Incentive Plan:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares, 50,000,000 preferred shares of which 1,000,000 are authorized as Series A Convertible Preferred Shares. As of December 31, 2022 and 2023, the Company had a total of 10,614,319 common shares and 10,542,547 common shares issued and outstanding, respectively, and 449,473 and 403,631 Series A Convertible Preferred Shares issued and outstanding, respectively, each with a par value of USD 0.001 per share.

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

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

9. Equity Capital Structure and Equity Incentive Plan: – Continued:

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

The Company also agreed to issue and sell to designees of the underwriter as compensation, two separate types of Underwriter’s Warrants for an aggregate purchase price of $100 (absolute amount). The warrants were issued pursuant to an Underwriting Agreement dated October 8, 2020. The first type of the Underwriter’s Warrants is a warrant for the purchase of an aggregate of 2,000 Series A Convertible Preferred Shares at an exercise price of $24.92 and the second type is a warrant for the purchase of an aggregate of 4,000 Warrants at an exercise price of $0.01, at any time on or after April 6, 2021 and prior to October 8, 2025 (the “Termination Date”). On exercise, each Underwriter Warrant allows the holder to purchase one Series A Convertible Preferred Share or one Warrant to purchase one common share of the Company at $5.60 or, in case of absence of an effective registration statement, to exchange those cashless based on a formula set in the Underwriting Agreement. Any Underwriter’s Warrants that remain unexercised on the Termination Date shall be automatically exercised by way of a cashless exercise on that date. The Underwriter’s Warrants are also subject to customary adjustment provisions similar to the detachable Warrants discussed above. The Company has accounted for Underwriter’s Warrants in accordance with ASC 718-Compensation-Stock Compensation, classified within stockholders’ equity.

The Company received gross proceeds of $5.0 million from the Offering, prior to deducting underwriting discounts and offering expenses. The net proceeds from the Offering of $4.3 million were used for general corporate purposes, including working capital and the repayment of debt.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

9. Equity Capital Structure and Equity Incentive Plan: – Continued:

On July 16, 2021, the Company completed a follow-on public offering of 308,487 shares of 7.75% Series A Convertible Preferred Shares of $25 liquidation preference per share, which trade on the Nasdaq Capital Market under the symbol “PXSAP”, at a purchase price of $20.00 per share. These shares formed a single series with and have the same terms and conditions as the Series A Convertible Preferred Shares issued on October 13, 2020, discussed above. Pyxis received gross proceeds of $6,170 from the follow-on offering, prior to deducting underwriting discounts and offering expenses or $5,563 after offering expenses. The Company agreed to issue to the representative of the underwriter warrants to purchase 2,683 shares of Series A Preferred Shares. The Warrants will be exercisable at a per share exercise price of $25.00 and are exercisable at any time and from time to time, in whole or in part, during the four and one-half year period commencing 180 days from the commencement of sales of the securities issued in this offering.

During 2022, an aggregate of 200 of Series A Convertible Preferred Shares were converted into 895 registered common shares of the Company while no Warrants were exercised. At December 31, 2022, the Company had 449,473 outstanding Series A Convertible Preferred Shares and 1,590,540 Warrants (exclusive of 4,683 underwriter’s Warrants to purchase 4,683 Series A Convertible Preferred Shares and 4,000 underwriter’s warrant to purchase 4,000 common shares which remained outstanding as of December 31, 2022). During 2023, an aggregate of 45,842 of Series A Convertible Preferred Shares were converted into 204,819 registered common shares of the Company while no Warrants were exercised. At December 31, 2023, the Company had 403,631 outstanding Series A Convertible Preferred Shares and 1,591,062 Warrants (exclusive of 4,683 underwriter’s Warrants to purchase 4,683 Series A Convertible Preferred Shares and 3,460 underwriter’s warrant to purchase 3,460 common shares which remained outstanding as of December 31, 2023).

After December 31, 2023 through March 31, 2024 there were no further Series A Convertible Preferred Shares conversions to PXS common shares. The Company has also issued to the placement agent 107,143 non-tradeable warrants for the purchase of common shares, which can be exercised commencing one hundred eighty (180) days after the closing date, or on August 23, 2021 and expire on the five-year anniversary of the closing date, or on February 24, 2026. The initial exercise price per common share was $8.75, or 125% of the offering price of the shares. As of December 31, 2022 and December 31, 2023 all the respective non-tradeable underwriter’s warrants remain outstanding.

On November 20, 2020, the Company paid a cash dividend of $0.1991 per share on each Series A Convertible Preferred Share for the first period in November 2020. On December 21, 2020, the Company paid a cash dividend of $0.1615 per share on each Series A Convertible Preferred Share for the month of December 2020. During the months of January through December 2021, 2022 and 2023 the Company paid monthly cash dividends of $0.1615 per share for each outstanding Series A Convertible Preferred Share, which aggregated for the year ended to $537, $871 and $797, respectively.

On January 4, 2021 and April 2, 2021, following the second amendment to the Amended & Restated Promissory Note, the Company issued 16,112 and 11,957, common shares respectively, at the volume weighted average closing share price for the 10-day period immediately prior to the quarter end, to settle the interest charged on the Amended & Restated Promissory Note as discussed in Note 3.

On February 24, 2021, the Company announced that it had closed definitive securities purchase agreements with a group of investors, which resulted in gross proceeds to the Company of $25,000 before deducting placement offering expenses. The Company issued 3,571,429 shares of common stock at a price of $7.00 per share. The Company used a portion of the net proceeds from the equity offering for the repayment of the Entrust Permal loan facility (see Note 8), improvement of working capital and some of the remaining proceeds for the vessel acquisition mentioned in Note 5 above. The securities offered and sold by the Company in the private placement were subsequently registered under the Securities Act, under a resale registration statement filed with the SEC which became effective on March 11, 2021. Common stock par value and additional paid in capital increased by $4 and $23,115, respectively, from the issuance of common stock under the mentioned Private Investment in Public Equity (‘‘PIPE’’). The Company also issued to the placement agent on the closing date 107,1431 non-tradeable warrants for the purchase of common shares, which can be exercised commencing one hundred eighty (180) days after the closing date, or on August 23, 2021 and expire on the five-year anniversary of the closing date, or on February 24, 2026. The initial exercise price per common share was $8.75, or 125% of the Offering Price of the Shares. As of December 31, 2023, all the respective non-tradeable underwriter’s warrants remain outstanding.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

9. Equity Capital Structure and Equity Incentive Plan: – Continued:

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

On December 20, 2021, the Company issued 1,034,751 common shares with average price of $2.90 per common share, to finance a portion of the acquisition price of the “Pyxis Lamda”. On the delivery date of “Pyxis Lamda”, these 1,034,751 common shares, had a fair value of $2,172. (also refer to Note 11).

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

On May 11, 2023, our Board authorized a common stock re-purchase program of up to $2.0 million for a period of six months through open market transactions. In November, 2023 our Board of Directors authorized a six-month extension of the program through May, 2024 of the program which may also include the re-purchase of Series A Preferred Shares. During the year ended December 31, 2023, we repurchased 331,591 common shares at an average price of $3.75 per share, including brokerage commissions, utilizing $1.2 million under the authorized $2.0 million re-purchase program. As of March 29, 2024, we had repurchased an additional 44,557 common shares at an average price of $4.42 per share, including brokerage commissions, utilizing additional $197 of cash.

On May 11, 2023 our Nominating & Corporate Governance Committee signed the resolution to grant the issuance of a total of 55,000 restricted common shares to 24 employees, board members and Company affiliates under the active Equity Incentive Plan. The fair value of the restricted shares based on the closing price on the grant date was $201. The restricted shares have vesting periods up to November 2024. A non–cash charge of $171 was recognized ratably from the grant date over the vesting period as compensation cost in General and administrative expenses of the accompanying Consolidated Statement of Comprehensive Income/(loss) for the year ended in December 31, 2023.

As of December 31, 2023, the total unrecognized cost relating to restricted share awards was $30 with weighted-average period for the non-vested awards of nine months.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

10. Non-controlling Interest

On July 5, 2023, the Company acquired an 60% equity interest in the newly incorporated entity Drykon for a consideration of $6,780 in cash. The remaining 40% acquired by an entity related to our Chief Executive Officer and Chairman for a consideration of US$4,520 in cash. An Agreement has been signed, between the shareholders of Drykon where all matters about Drykon’s, structure, operations and governance are determined and agreed in writing. Management assessed the terms of the agreement and concludes that there is disproportionality in between the financial interest and voting rights of the Company. More specifically, Pyxis owns 60% of the equity interest in Drykon, however, there are matters in the agreement requiring unanimous vote of all directors resulting in Pyxis only having a 50% share of the voting rights for these specific matters. A number of these matters that require a unanimous vote have been determined by the management to relate to activities that significantly affect the economic performance of Drykon and are considered by the management to be participating rights rather than protective in nature. Based on the above and the relevant guidance under ASC 810 “Consolidation”, management has assessed that Drykon is a VIE. Further, management assessed that Pyxis has a controlling variable interest in this VIE thus, Pyxis should consolidate Drykon. For the year ended December 31, 2023, Drykon recorded a net loss of $502 of which $301 is attributable to Pyxis and $201 is attributable to NCI.

Amount
Balance, January 1, 2023	$—
Non-controlling interest contribution in Drykon	4,520
Net loss attributable to non-controlling interest (40%)	(201)
Balance, December 31, 2023	$4,319

11. Income/(Loss) per Common Share:

The amounts shown in the accompanying Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2021, 2022 and 2023, are analyzed as follows:

	Year ended December 31,
	2021	2022	2023

Net income attributable to Pyxis Tankers Inc.	$(12,338)	$13,392	$37,037

Dividend Series A Convertible Preferred Stock	(555)	(885)	(810)
Net income/(loss) attributable to common shareholders	$(12,893)	$12,507	$36,227

Weighted average number of common shares, basic	8,994,768	10,613,672	10,701,059
Net income/(loss) per common share, basic	$(1.43)	$1.18	$3.38

Net income/(loss) per common share, diluted	(12,893)	13,392	37,037
Weighted average number of common shares, diluted	8,994,768	12,640,581	12,585,777
Net income/(loss) per common share, diluted	$(1.43)	$1.06	$2.94

As of December 31, 2021, securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect, were any incremental shares of the unexercised warrants, calculated with the treasury stock method, as well as shares assumed to be converted with respect to the Series A Convertible Preferred Shares calculated with the if-converted method. At December 31, 2021, there were no securities that could potentially dilute basic loss per share.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

12. Risk Management and Fair Value Measurements:

The principal financial assets of the Company consist of cash and cash equivalents, trade accounts receivable due from charterers and amounts due from related parties. The principal financial liabilities of the Company consist of long-term bank loans and trade accounts payable.

Interest rate risk: The Company’s loan interest rates are calculated at SOFR plus a margin, as described in Note 8 above, hence, the Company is exposed to movements in SOFR. In order to hedge its variable interest rate exposure, on January 19, 2018, the Company, via one of its vessel-owning subsidiaries, purchased an interest rate cap with one of its lenders for a notional amount of $10.0 million with a cap rate of 3.5%. The interest rate cap terminated on July 18, 2022. Similarly, on July 16, 2021, the same subsidiary purchased an additional interest rate cap for the amount of $9.6 million at a cap rate of 2% with a termination date of July 8, 2025. This cap was sold on January 25, 2023 and we realized a net cash gain of $0.6 million.

All of our bank loans accrue interest based on SOFR (Secured Overnight Financing Rate), typically for one, three and six-month interest periods, which has been historically volatile.

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

Fair value: The Management has determined that the fair values of the assets and liabilities as of December 31, 2022 and 2023, are as follows:

	Carrying	Fair
As of December 31, 2023	Value	Value
Cash and cash equivalents (including restricted cash)	$36,339	$36,339
Short-term investment in time deposits	$20,000	$20,000
Trade accounts receivable	$4,964	$4,964
Due from related parties	$194	$194
Trade accounts payable	$1,695	$1,695
Long-term debt with variable interest rates, net	$61,490	$61,490
Due to related parties	$990	$990

	Carrying	Fair
As of December 31, 2022	Value	Value
Cash and cash equivalents (including restricted cash)	$10,189	$10,189
Trade accounts receivable	$10,469	$10,469
Trade accounts payable	$2,604	$2,604
Long-term debt with variable interest rates, net	$65,750	$65,750
Promissory note with non-variable interest rate*	$6,000	$5,968
Due to related parties	$1,028	$1,028

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

12. Risk Management and Fair Value Measurements: – Continued:

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

	December 31,
Consolidated Balance Sheets – Location	2022	2023
Financial derivative instrument – Other non-current assets	$619	$—

	December 31,
Consolidated Statements of Comprehensive Income/(Loss) – Location	2022	2023
Financial derivative instrument – Fair value at the beginning of the period	$74	$619
Financial derivative instrument – Additions of the period	—	—
Financial derivative instrument – Amounts received	(10)	(560)
Financial derivative instrument – Fair value as at period end	619	—
Gain/(Loss) from financial derivative instrument	$555	$(59)

i. Assets measured at fair value on a recurring basis: Interest rate cap

On July 16, 2021, one of our vessel-owning subsidiaries purchased an interest rate cap for the amount of $9.6 million at a cap rate of 2% with a termination date of July 8, 2025. The fair value of the Company’s interest rate cap agreement is determined based on market-based LIBOR rates which are observable at commonly quoted intervals for the full term of the cap and therefore, are considered Level 2 items in accordance with the fair value hierarchy. This cap was sold on January 25, 2023 and we realized a net cash gain of $0.6 million. As of December 31, 2023, the Company did not have any other assets measured at fair value on a recurring basis.

ii. Assets measured at fair value on a non-recurring basis: Long lived assets held and used and held for sale

As of December 31, 2021, 2022 and 2023, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amount was fully recoverable for the Company’s vessels held and used. No impairment loss was recognized for the years ended December 31, 2021, 2022 and 2023.

As of December 31, 2022 and 2023, the Company did not have any other assets or liabilities measured at fair value on a non-recurring basis.

13. Commitments and Contingencies:

Minimum contractual charter revenues: The Company employs certain of its vessels under lease agreements. Time charters typically may provide for variable lease payments, charterers’ options to extend the lease terms at higher rates and termination clauses. The Company’s contracted time charters as of December 31, 2023, range from one to three months, with varying extension periods at the charterers’ option and do not provide for variable lease payments. Our time charters contain customary termination clauses which protect either the Company or the charterers from material adverse situations.

Future minimum contractual charter revenues, gross of 1.25% address commission and 1.25% brokerage commissions to Maritime and of any other brokerage commissions to third parties, based on the vessels’ committed, non-cancelable, long-term time charter contracts as of December 31, 2023, are as follows:

Year ending December 31,	Amount
2024	$7,730
$7,730

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

13. Commitments and Contingencies: – Continued:

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

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of December 31, 2023 and as of the date of the issuance of the Consolidated Financial Statements, management is not aware of any other claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying Consolidated Financial Statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

14. Interest and Finance Costs:

The amounts in the accompanying Consolidated Statements of Comprehensive Income/(Loss) are analyzed as follows:

	Year ended December 31,
	2021	2022	2023
Interest on long-term debt (Note 8)	$2,628	$3,698	$5,483
Interest on promissory note (Note 3)	335	450	69
Amortization of financing costs	247	303	247
Financing fees and charges	75	(10)	36
Total	$3,285	$4,441	$5,835

15. Segmental information:

The Company has two reportable segments from which it derives its revenues, the MR tankers and the dry-bulk carriers. The table below presents information about the Company’s reportable segments for 2023. Prior to 2023, the Company was operating only tanker vessels thus, had identified only one reportable segment. The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company’s Consolidated Financial Statements. Segment results are evaluated based on income from operations.

	Year ended December 31, 2023
	Tanker vessels	Dry-bulk vessels	Total
Revenues, net	$43,889	$1,579	$45,468
Voyage related costs and commissions	(6,121)	(231)	(6,352)
Vessel operating expenses	(10,772)	(851)	(11,623)
General and administrative expenses	(120)	(28)	(148)
Management fees	(1,388)	(100)	(1,488)
Depreciation and amortization of special survey costs	(5,485)	(406)	(5,891)
Allowance for credit losses	78	—	78
Gain from the sale of vessel, net	25,125	—	25,125
Interest and finance costs	(5,275)	(478)	(5,753)
Loss from debt extinguishment	(379)	—	(379)
Loss from financial derivative instrument	(59)	—	(59)
Segment profit/(loss)	$39,493	$(515)	$38,978

General and administrative expenses			$(3,300)
Interest and finance costs			(82)
Interest income			1,240
Net income			$36,836

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

15. Segmental information: – Continued:

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets of December 31, 2023, is as follows:

	Year ended December 31, 2023
	Tanker vessels	Dry-bulk vessels	Total
Cash and cash equivalents & restricted cash	$4,237	$1,041	$5,278
Inventories	904	53	957
Trade accounts receivable	4,704	260	4,964
Prepayments and other assets	180	24	202
Due from related parties	—	194	194
Vessels, net	71,179	28,094	99,273
Prepayments for vessel acquisition	—	2,663	2,663
Special survey cost, net	1,622	—	1,622
Segment assets	$82,826	$32,329	$115,153

Cash and cash equivalents			$31,061
Short-term investment in time deposits			20,000
Prepayments and other current assets			99
Total assets			$166,313

16. Subsequent Events:

Series A Convertible Preferred Shares Dividend Payments: During January through March 2024, the Company paid monthly cash dividends of $0.1615 per share on its outstanding Series A Convertible Preferred Shares, which aggregated to $196.

$2.0 million PXS shares re-purchase program: As of March 29, 2024 we had spent an additional $197 for the repurchase of 44,557 common shares.

Delivery of Vessel: On February 15, 2024 the Company took delivery of the “Konkar Asteri” an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The eco-efficient Kamsarmax, is fitted with ballast water treatment system and scrubber. The purchase price of $26,625 funded by a combination of secured bank debt of $14,500 and cash on hand.

