Form 20-F
period 2024-12-31
Pyxis Tankers Inc.
filed 2025-03-28
CIK 1640043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Tel: +30 210 638 0200

hwilliams@pyxistankers.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	PXS	Nasdaq Capital Market
Warrants to purchase Common Stock, par value of $0.001 per share	PXSAW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Common Stock, par value U.S. $0.001 per share: 10,553,399 as of December 31, 2024

Warrants to purchase Common Stock, par value of $0.001 per share: 1,592,465 as of December 31, 2024

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

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “would,” “could,” “projects,” “forecasts,” “predicts,” “potential”, “may,” “should” and similar expressions are forward-looking statements. All statements in this Annual Report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, in particular, the effects of the war in the Ukraine or armed conflicts within the Middle East, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Item 3. Key Information – D. Risk Factors” section of this Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental taxation, rules and regulations or actions and compliance, including environmental and securities matters, taken by regulatory authorities;
●	the impact of the U.S. presidential and congressional election results effecting the economy, future laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	our future operating or financial results;

●	the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;

●	our continued borrowing availability under our existing and future debt agreements and compliance with the covenants contained therein;

●	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

●	our ability to successfully employ our vessels, including under time charters;

●	changes in our operating expenses, including bunker fuel prices, crewing expenses, dry docking costs, general and administrative expenses and insurance costs, including adequacy of coverage;

●	our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

●	planned, pending or recent acquisitions and divestitures, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

●	vessel breakdowns and instances of off-hire;

●	potential claims or liability from future litigation, government inquiries and investigations and potential costs due to environmental damage and vessel collisions;

●	the arrest or detention of our vessels by maritime claimants or governmental authorities;

●	any disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

●	general product tanker and dry-bulk shipping market trends, including fluctuations in charter hire rates and vessel values and their useful lives;

●	changes in supply and demand in the product tanker and dry-bulk shipping sectors, including the market for our vessels and the number of new buildings under construction;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	disruption of world trade due to rising protectionism, breakdown of multilateral trade agreements, introduction or expansion of tariffs or other trade restrictions by countries, acts of piracy (e.g. east coast of Somalia), terrorism, political events, public health threats, international hostilities, including the recent armed conflicts between Russia and Ukraine (the “Ukraine War”) as well as ongoing developments in the Middle East, such as the conflict between Israel and Hamas, vessel attacks in the Red Sea and other terrorist activity in the region, oil and other sanctions on Iran imposed by multiple jurisdictions, (the “Middle East conflicts”) and related instability;

●	changes in interest rates, including the impact on our debt from movements in Secured Overnight Financing Rate (“SOFR”), and foreign exchange rates;

●	changes in seaborne and other transportation;

●	Severe and potentially extended weather disruptions, such as, the extreme drought conditions in Panama which restricted the number of vessel transits through its canal for a period of approximately 18 months ending summer, 2024;

●	business disruptions due to natural disasters and the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the tanker and dry-bulk sectors;

●	impacts of supply chain disruptions that began during the Coronavirus (“COVID-19”) pandemic and the resulting inflationary environment;

●	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery or corruption;

●	the impact of scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies and the impact of climate change;

●	general domestic and international political conditions; the length and number of off-hire periods and dependence on key employees and third-party managers; and

●	other factors discussed under the “Item 3. Key Information – D. Risk Factors” in this Annual Report and please see the Company’s other filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

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

Summary of Risk Factors

Risks Related to Our Industry

●	World events, including the ongoing hostilities of the Ukraine War as well as the Middle East conflicts could adversely affect our results of operations and financial condition.
●	We operate our vessels worldwide and as a result, our vessels are exposed to international and inherent operational risks that may reduce revenue or increase expenses.
●	Our revenues are derived substantially from two industry sectors where charter hire rates for product tankers and dry-bulk carriers are historically seasonal, cyclical and volatile.
●	Global economic conditions may negatively impact the product tanker and dry-bulk industries and our financial results and operations.
●	An over-supply of product tanker and dry-bulk capacity may lead to reductions in charter rates, vessel values and profitability.
●	An economic slowdown or changes in the economic and political environment in the Asia Pacific region and could have a material adverse effect on our business, financial condition and results of operations.
●	Changes in fuel or bunker prices may adversely affect results of operations.
●	If our vessels call on ports or territories located in or operate in countries or territories that are the subject of sanctions or embargoes imposed by the United States, the United Kingdom, the European Union, the United Nations, or other governmental authorities, or engage in other transactions or dealings that would be violative of applicable sanctions laws, it could result in monetary fines and penalties and adversely affect our reputation and the market price of our common shares.
●	Governments could requisition our vessels during a period of war or emergency.
●	Scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.
●	We are subject to increasingly complex laws and regulations, including environmental and safety laws and regulations, which expose us to liability and significant expenditures, and can adversely affect our insurance coverage and access to certain ports as well as our business, results of operations and financial condition.
●	Climate change and greenhouse gas restrictions may adversely impact our operations, markets and capital sources.
●	Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.

Risks Related to Our Business and Operations

●	We operate in highly competitive international markets.
●	We may be unable to secure short to medium term employment for our vessels at profitable rates.
●	Present and future vessel employment could be adversely affected by an inability to clear customers’ risk assessment process.
●	A substantial portion of our revenues is derived from a limited number of customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.
●	Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which it will face substantial competition.
●	We depend on International Tanker Management (“ITM”), Pyxis Maritime Corp. (“Maritime”) and Konkar Shipping Agencies, S.A. (“Konkar Agencies”) to operate our business and our business could be harmed if they fail to perform their services and execute their responsibilities satisfactorily.
●	While the Company has two scrubber-fitted dry-bulk vessels, it does not plan to install scrubbers on its product tankers nor its one remaining dry bulk carrier and will have to pay more for fuel which could adversely affect the Company’s business, results of operations and financial condition.
●	We may not be able to implement our business strategy successfully or manage our growth effectively.
●	If we purchase and operate of secondhand vessels, we will be exposed to start-up costs and increased operating expenses which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
●	Declines in charter rates and other market deterioration could cause us to incur vessel impairment charges.
●	Our founder, Chairman and Chief Executive Officer has affiliations with Maritime and Konkar Agencies, which may create conflicts of interest; Mr. Valentis has a majority ownership of the Company and can significantly influence the outcome of matters on which our shareholders can vote.
●	Our insurance may be insufficient to cover losses that may result from our operations.

Risks Related to Our Common Stock

●

The market price of our common stock has fluctuated widely and may do so in the future.

Investors may view our owning and operating in two different shipping sectors negatively, which may decrease the trading price of our securities.

●	We would not receive cash from the exercise of any PXSAW warrants but existing common stockholders would experience dilution from the issuance of additional shares under the cash-less exercise feature of the warrants.
●	We do not intend to pay common stock cash dividends in the near future and cannot assure you that we will ever pay common stock dividends.
●	If our common stock does not meet the Nasdaq’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.

Tax Risks

●	Various tax rules or changes thereto may adversely impact the Company’s business, results of operations and financial condition.
●	If U.S. tax authorities were to treat us as a “controlled foreign corporation,” there could be adverse U.S. federal income tax consequences to certain U.S. investors.

Risks Related to Our Industry

World events, including the ongoing hostilities of the Ukraine War as well as the conflicts in the Middle East, could adversely affect our results of operations and financial condition.

Ongoing hostilities between Russia and Ukraine and the responses of the European Union (“EU”), the United Kingdom, the United States and their allies to these hostilities, the recent conflicts in the Middle East conflicts, as well as the threat of future wars, hostilities, terrorist attacks and piracy continue to cause uncertainty in international seaborne trade and the world financial markets and may affect our business, operating results and financial condition. In 2022 and 2023, prohibitions on the importation of Russian refined petroleum products into the U.S., U.K., and EU and the implementation for price caps on these products went into effect. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. These conflicts may lead to additional armed hostilities, which may contribute to further economic instability in the global financial and energy markets. Such conflicts have disrupted supply chains and caused instability and to some extent protectionism in the global economy. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. As in the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. Continuing conflicts and recent expanding hostilities in the Middle East, including increased tensions between the U.S, and its allies, and Iran, as well as in other geographical areas or countries, such as China, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea may lead to armed conflict or acts of terrorism around the world, which may contribute to further global economic instability and hurt international commerce. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s import of raw materials and energy products could have an adverse impact on our business and could cause a material adverse impact on our results of operations and financial condition.

Our operations expose us to the risk that increased trade protectionism may adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. For example, on February 27, 2025, President Trump announced plans for 25% tariffs on all goods from the EU.

The U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain Chinese industries and products. Additionally, new or additional tariffs may be imposed by the Trump administration on imports from Canada, Mexico and China as well as on imports of steel and aluminum. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the ongoing U.S.-China trade tension, such changes could have an adverse effect on our business, results of operations and financial condition.

Additionally, the U.S. trade war with China may escalate beyond tariffs with a proposal by the Trump administration to impose significant fees on any vessel entering a U.S. port where that vessel is owned by a Chinese shipping company or by a vessel operator whose fleet includes one or more Chinese-built vessels or that has newbuilding orders at a Chinese shipyard. Our fleet currently consists of six vessels, which includes two Chinese-built bulkers (one of which is 100% owned by the Company and the other 60%). The proposal of the U.S. trade representative (USTR), if adopted as proposed, would require Chinese shipping company’s-to pay up to $1 million per port call and those operating Chinese-built vessels to be charged up to $1.5 million per U.S. port call, depending on the percentage of vessels in their fleet built at Chinese shipyard or newbuilding orders with Chinese shipyards. It is unknown whether and to what extent these new port fees on Chinese shipping companies and vessels will be adopted, or the effect that they would have on us or our industry generally.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the prices of commodities shipped from exporting countries, (ii) the length of voyages required to deliver products from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting products. These factors may result in a decrease in the quantity of seaborne cargoes. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments could also have an adverse impact on our charterers’ business, operating results and financial condition which could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. Any of these developments could have a material adverse effect on our business, results of operations and financial condition.

The employment of our dry bulk vessels and the respective revenues depend on the international shipment of raw materials and commodities primarily to China, India, Japan and South Korea from North and South America, Indonesia and South Africa. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in seaborne shipping demand. The level of imports to and exports from China could be adversely affected by changes in political, economic and social conditions or other relevant policies of the Chinese government. A reduction of exports from or imports to China could cause a material adverse impact on our results of operations and financial condition.

We operate our vessels worldwide and as a result, our vessels are exposed to international and inherent operational risks that may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. The operation of ocean-going vessels in international trade is affected by a number of risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events, including adverse weather conditions, grounding, fire, explosions, mechanical failure, unexpected tank corrosion, vessel and cargo property loss or damage, hostilities, labor strikes, stowaways, placement on our vessels of illegal drugs and other contraband by smugglers, war, terrorism, piracy, human error, environmental accidents generally, collisions and other catastrophic natural and marine disasters. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses. An accident involving any of our vessels could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, affect our shipping routes, damage to our customer relationships, loss of revenues from or termination of charter contracts, governmental fines, increased litigation costs, penalties or restrictions on conducting business or higher insurance rates. International shipping is also subject to various security and customs inspection and related procedures in countries of origin and destination and transshipment points. Inspection procedures can result in the seizure of cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us, and increased legal costs.

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

Our revenues are derived substantially from two industry sectors where charter hire rates for product tankers and dry-bulk carriers are seasonal, cyclical and volatile.

All of our revenues are derived from two sectors, the product tanker and dry-bulk sectors, and therefore our financial results depend on chartering activities and developments in these sectors. These shipping sectors are cyclical and volatile in charter hire rates and therefore charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the product tanker and dry-bulk markets at that time and changes in the supply and demand for vessel capacity. For example, in 2008, the Baltic Dry Index (the “BDI”) reached an all-time high of 11,793, while in 2016 hit an all-time low of 290. As of March 21, 2025, the BDI stood at 1,643, down significantly from one year ago. Dry bulk market conditions remained volatile in 2024, with slowing demand in the fourth quarter of the year, reflecting the impact of a broad worldwide economic slowdown led by easing Chinese demand. Consequently, dry bulk charter rates steadily declined in the last quarter of 2024 with lower vessel utilization by year-end. Poor market conditions have continued in the first part of 2025. Any renewal or replacement charters that the Company enters into may not be sufficient to allow the Company to operate its vessels profitably. If charter hire rates continue to be depressed or fall more in the future when our charters expire, we may be unable to re-charter our vessels at rates as favorable to us, with the result that our earnings and available cash flow could be adversely affected. In addition, a decline in charter hire rates may cause the value of our vessels to decline. Primarily due to the Ukraine War and, to a lesser extent, the conflicts in the Middle East, the product tanker sector has experienced robust market conditions since 2022 which has resulted in the disruption to trade routes and expansion of ton-mile voyages. However, moderating global economic activity and to some extent, the expansion of electric vehicles, has recently led to softer demand for a number of transportation fuels, and resulted in lower charter rates. For example, according to a group of international ship brokers, the average one year time charter rate for an Eco-efficient MR was indicated to be $20,800/day as of mid- March 2025, a decrease of approximately 38% from mid- June 2024.

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

Factors that influence the demand for product tanker capacity include:

●	demand and supply for refined petroleum products and other liquid bulk products such as vegetable and edible oils as well as dry-bulk commodities;

●	competition from alternative sources of energy and a shift in consumer demand towards other energy resources such as wind, solar or water energy as well as greater use of electric powered vehicles;

●	increases in the production of refined petroleum products in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to refined petroleum products pipelines in those areas;

●	the introduction of new expansion or closure of crude oil refineries, distance oil and refined petroleum products are moved by sea and changes in transportation patterns; and

●	competition from other shipping companies and other modes of transportation, such as railroads that compete with product tankers.

Factors that influence the demand for dry-bulk vessel capacity include:

●	supply of and demand for and seaborne transportation of energy resources (e.g. coal), commodities, and semi-finished and finished consumer and industrial products;

●	changes in the exploration or production of energy resources, commodities, and semi-finished and finished consumer and industrial products;

●	the location of regional and global exploration, production and manufacturing facilities;

●	the location of consuming regions for energy resources, commodities, and semi-finished and finished consumer and industrial products; and

●	the globalization of production and manufacturing.

Factors that influence the demand for both product tanker and dry-bulk carrier capacity include:

●	technological developments, which affect the efficiency of vessels and time to vessel obsolescence;

●	the globalization of manufacturing and developments of transportation services;

●	global and regional economic and political conditions, armed conflicts, including the Ukraine War and Middle East conflicts which can cause fluctuations in industrial and agricultural production;

●	disruptions and developments in international trade, including vessel terrorist attacks in the Red Sea and Gulf of Aden in connection with the Middle East conflicts as well as renewed acts of piracy, such as, off the east coast of Somalia;

●	legal and regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements;
●	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;
●	developments in international trade and increasing trade protectionism, including tariffs and trade embargoes;
●	business disruptions, including supply chain issues, due to natural or other disasters, or otherwise;
●	port and canal congestion;
●	weather, natural and health disasters, generally;
●	international sanctions, embargoes, import and export restrictions, trade disputes, tariffs, nationalizations;
●	government incentives to encourage relocation of manufacturing facilities within domestic markets, i.e. reshoring; and
●	currency exchange rates.

Demand for our oceangoing vessels is dependent upon economic growth in the world’s economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk fleet and tanker fleet and the sources and supply of dry bulk cargo and petroleum and other liquid bulk products transported by sea. Continued adverse economic, political or social conditions or other developments, including tariffs or other trade restrictions, could further negatively impact charter rates and therefore have a material adverse effect on our business and results of operations.

Factors that influence the supply of tanker and dry-bulk vessel capacity include:

●	the number of newbuilding orders and vessel deliveries, including delays;
●	the number of shipyards and ability of shipyards to deliver vessels;
●	port or canal congestion;

●	potential disruption, including supply chain disruptions, of shipping routes due to accidents, political events and armed conflicts;
●	the imposition or expansion of sanctions;

●	vessels operational speeds;

●	vessel casualties;

●	technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency;

●	the degree of scrapping or recycling of older vessels, depending, among other things, on scrapping or recycling rates and international scrapping or recycling regulations;

●	the price of steel and vessel equipment;

●	product imbalances (affecting the level of trading activity) and developments in international trade;

●	number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire;

●	availability of financing for new vessels and shipping activity;

●	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

●	changes in environmental and other regulations that may limit the useful lives of vessels.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society special surveys, normal maintenance and insurance coverage costs, the efficiency and age profile of the existing product tanker and dry bulk fleets in the global market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for product tanker and dry-bulk capacity and charter rates are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We cannot assure you that we will be able to successfully charter our product tankers and dry-bulk vessels in the future at all or at rates sufficient to allow us to meet our contractual obligations, including repayment of our indebtedness.

Furthermore, if new product tankers and dry-bulk carriers are built that are more efficient, more flexible, have longer physical lives or use more environmentally friendly fuel than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their current charters expire and the resale value of our vessels could significantly decrease. In addition, we may not be able to provide or maintain ESG standards acceptable to customers, regulators and financing sources. For example, younger vessels may have better emissions ratings, such as the Carbon Intensity Index (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”), which could result in lower voyage costs to the charterer and reduced demand for less-efficient, older vessels.

Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty, and supply chain constraints.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including rising inflation, high interest rates, global supply chain constraints, currency exchange rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing our labor costs, through higher wages, and higher interest rates and operating costs. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our operations and vessel dry dockings. If inflation or other factors were to significantly increase, our business operations may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund or expand our operations.

Global economic conditions may negatively impact the product tanker and dry-bulk industries and our financial results and operations.

Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United States, the European Union and worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements. Chinese dry bulk imports have accounted for the majority of global dry bulk transportation growth annually over the last decade. Accordingly, our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in any of these countries or geographic regions. While global economic growth has recently moderated, the outlook for China remains uncertain and dependent on recovery of Chinese economy, including in view of the ongoing real estate crisis, and the expanding trade tensions between the United States and China. In late February 2025, the new U.S. presidential administration increased tariffs on many Chinese products by an incremental 10%. In response, the Chinese government implemented various tariffs on U.S. energy products and introduced export controls on 25 metals and certain finished products, including electronics. Moreover, U.S. President Trump may impose reciprocal tariffs on other nations, such as, within the EU. It is unknown whether and to what extent additional tariffs (or other laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes further retaliatory trade actions due to the U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations. Additionally, the outlook for rest of the world remains uncertain and are dependent on inflation and destabilizing geopolitical events, including the major armed conflicts. Further, expanding international trade tensions could increase the likelihood of rising inflation and supply chain disruptions,

Broader economic slowdown, high energy prices and accelerating inflation, together with the concurrent volatility in charter rates and declining vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows and could cause the price of our common shares to decline. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on acceptable terms or at all.

Continuing concerns over inflation, rising interest rates, energy costs, geopolitical issues, including the Ukraine War and the Middle East conflicts and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, may create fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility. A weakness in the global economy may cause a decrease in worldwide demand for certain goods and, thus, shipping.

The occurrence or continued occurrence of any of the foregoing events could have a material adverse effect on our business, results of operations, cash flows, financial condition and the value of our vessels.

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

There has been a global trend towards energy efficient technologies, lower environmental emissions and alternative sources of energy. In the long-term, demand for oil may be reduced by increased availability of such energy sources and machines that run on them. Furthermore, if the capacity of new ships delivered exceeds the capacity of product tankers being scrapped and lost, product tanker capacity will increase. Orders for construction of new product tankers significantly increased in 2023 and 2024, and the orderbook is currently at a high historical level in relation to the size of the global fleet. If the supply of product tanker capacity increases and if the demand for product tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. In addition, tankers currently used to transport crude oil and other “dirty” products may be “cleaned up” and enter into the product tanker market, which would increase the available product tanker tonnage which may affect the supply and demand balance for product tankers. These changes could have an adverse effect on our business, results of operations and financial position.

The market supply of dry-bulk vessels increased due to the high level of new deliveries starting in 2006 and continued in significant numbers through 2017. Over the following five years, new build deliveries and the orderbook moderated in relation to the global fleet. However, orders for construction of new bulkers substantially increased in 2023 and 2024. If capacity outpaces vessel demand, charter rates could significantly decline. In such cases, if the supply of vessels is not fully absorbed by the market, charter rates and value of the vessels may have a material adverse effect on our results of operations and our compliance with current or future covenants in any of our agreements.

Furthermore, over the last 12 years, a number of vessel owners have ordered and taken delivery of so-called “eco-efficient” vessel designs, which offer significant bunker savings as compared to older designs. Further advancement in these designs of younger vessels could reduce demand for our older eco-efficient ships and expose us to lower vessel utilization and/or decreased charter rates.

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of cargoes in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. We cannot assure you that the Chinese economy will not experience a significant contraction in the future. According to the IMF, in 2023 China reported GDP growth of 5.2% and is forecasting a decline to 4.6% in 2025, due to slower economic growth from the slump of property sector, lagging domestic consumption and aging population.

Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is adjusting the level of direct control that it exercises over the economy through state plans and other measures. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Moreover, an economic slowdown in the economies of the U.S., EU and other Asian countries and increasing protectionism may further adversely affect economic growth in China and elsewhere. Also, several initiatives are underway in China with a view to reduce their dependency on (foreign) oil, such as the Net Zero 2060 initiative, development of shale oil on its own territory and government fiscal policies to expand the sale of electric vehicles, which could impact the need for oil products transportation services. The method by which China attempts to achieve carbon neutrality by 2060, and any attendant reduction in the demand for oil, petroleum and related products, could have a material adverse effect on our business, cash flows and results of operations. In addition, the continuation of the weak real estate market in China should hurt consumer confidence and limit demand for new construction projects and thereby negatively impact demand for iron ore, coal and aggregates which may adversely affect demand for dry-bulk carriers.

Our operations inside and outside of the United States expose us to global risks, such as political instability, terrorist or other attacks, piracy, war, international hostilities, economic sanctions restrictions and global public health concerns, which may affect the seaborne transportation industry, and adversely affect our business.

We are an international company and primarily conduct our operations outside of the United States, and our business, results of operations, cash flows and financial condition may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in industry sectors of the economy that are likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of challenges, including trade tensions between the United States and a number of countries, such as China, the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, war (or threatened war), such as those between Russia and Ukraine and conflicts in the Middle East, or international hostilities, such as increasing tensions between the United States and China, North Korea or Iran. The continuing threat of terrorist attacks around the world, as well as the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Further continuing instability and conflicts and other recent occurrences in the Middle East, Ukraine and in other geographic areas and countries may lead to additional acts of terrorism and armed conflicts around the world, which may disrupt international shipping and contribute to further instability in the global financial markets.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region, the Black Sea in connection with the ongoing Ukraine War and in the Red Sea in connection with the Middle East conflicts. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea as well as the Gulf of Aden and east coast of Somalia, among others. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

Beginning in February of 2022, the United States, the United Kingdom, and the European Union, among other countries, announced various economic sanctions against Russia in connection with the aforementioned Ukraine War, which may adversely impact our business given Russia’s role as a major global exporter of crude oil and natural gas. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, operations results, and cash flows.

The United States has issued several Executive Orders that prohibit certain transactions related to Russia, including prohibitions on the importation of certain Russian energy products into the United States (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among others. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation, and cash flows.

Furthermore, the United States, in conjunction with the G7, have implemented a Russian petroleum “price cap policy” which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of seaborne Russian oil does not exceed the relevant price caps; but implementation of this price cap exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services by U.S. persons to persons located in Russia. An exception exists for the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. Violations of the petroleum services prohibition or the price cap policy, including the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false, may pose additional risks adversely affecting our business.

Our business could also be adversely impacted by trade tariffs, trade embargoes, economic sanctions, or other changes in international trade policies that limit trading activities between the United States and other countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures.

Governments may also turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. In particular, the U.S. government has recently made statements and taken certain actions, indicating that the United States may seek to implement more protective trade measures. There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, such as Canada and Mexico, including with respect to trade policies, treaties, government regulations, and tariffs. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. or foreign governments take retaliatory trade actions due to the recent expanding list of global trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.

Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to renew and increase the number of their charters with us. This could have a material adverse effect on our business, results of operations or financial condition.

Economic slowdown in the Asia Pacific region, particularly in China, may have a material adverse effect on our business, as we anticipate a significant number of the port calls made by our vessels will involve the loading or discharging of dry-bulk commodities in ports in the Asia Pacific region. Changes in the economic conditions of China, and policies adopted by the government to regulate its economy, including with regards to tax matters and environmental concerns, and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking at Chinese shipyards and any financial institutions with whom we may enter into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

In addition, public health threats, such as highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, could lead to a significant decrease of demand for seaborne transportation. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

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

Bunker prices have been volatile since the beginning of 2022. Prices for very low sulfur fuel oil, or VLSFO, in Singapore started at around $637 per metric ton (“mt”) in January 2022 but reached $1,149 per mt by June 2022, an increase of about 80%. During this period, our bunker costs rose primarily as a result of the conflict in Ukraine. But the price of VLSFO- Singapore has fallen since the end of 2022 declining approximately 23% to $520/mt. as of March 21, 2025. During this more recent period, the Singapore price of marine gas oil, or MGO, has declined 30% to $647/mt. The cost of these low sulfur fuels is more expensive than high sulfur bunker fuel which was priced at $468/mt at the same date and port.

Seasonal fluctuations in industry demand could have a material adverse effect on our business, financial condition and results of operations.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Seasonality is related to several factors and may result in quarter-to-quarter volatility in our results of operations, for example, the market for seaborne dry-bulk transportation services is typically stronger in the fall months in anticipation of increased consumption of coal in the northern hemisphere during the winter months and the grain export season from North America. Similarly, the market for such services is typically stronger in the spring months in anticipation of the South American grain export season due to increased distance traveled by bulkers to their end destination known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. Demand for seaborne dry-bulk carriers is typically weaker at the beginning of the calendar year and during the summer months. Product tanker markets are typically stronger in the early winter months as a result of increased refined petroleum products consumption in the northern hemisphere for heating, but weaker in the Fall and early Spring as a result of lower transportation demand combined with refinery maintenance. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. If increased revenues normally generated in the stronger months are not sufficient to offset any decreases in revenue in the slower months, this seasonality could have a material adverse effect on our business, financial condition and results of operations.

The operation of dry-bulk vessels has particular operational risks which may not be adequately covered by insurance.

The operation of dry-bulk vessels has certain unique risks. We have ownership in three mid-sized bulkers. The “Konkar Ormi” has four top-side cranes for loading and uploading dry cargoes. With a dry-bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry-bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, some mid-sized dry-bulk vessels are often subjected to battering treatment during discharging operations with grabs/cranes, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel and unexpected repair costs, which may not be covered by insurance, as well as off-hire days. Vessels damaged due to treatment during discharging procedures may affect a vessel’s seaworthiness while at sea. Hull fractures in dry-bulk carrier may lead to the flooding of the vessels’ holds. If a dry-bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our dry-bulk carriers, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, and results of operations.

If our vessels call on ports or territories located in or operate in countries or territories that are the subject of sanctions or embargoes imposed by the United States, the United Kingdom, the European Union, the United Nations, or other governmental authorities, or engage in other transactions or dealings that would be violative of applicable sanctions laws, it could result in monetary fines and other penalties and adversely affect our reputation and the market price of our common shares.

Although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take steps designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”), or engage in other such transactions or dealings that would be violative of applicable sanctions, on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, civil and criminal penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected. Sanctions and embargo laws and regulations vary in their application, and by jurisdiction, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. The U.S., U.K., and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Current or future counterparties of ours may be affiliated with persons or entities that are, or may be in the future, the subject of sanctions or embargoes imposed by the U.S., the U.K., the EU, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries, are party, or if we are found to be in violation of such applicable sanctions or embargoes, our results of operations may be adversely affected, we could face monetary fines or civil and criminal penalties, or we may suffer reputational harm.

In addition, if we become a casualty in a Sanctioned Jurisdiction our underwriters may not provide required security, which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Further, our lenders may determine that any non-compliance with applicable sanctions and embargoes imposed by the United Kingdom, the European Union, the United Nations, or the United States constitutes an event of default under current or future debt facility agreements. An event of default may lead to an acceleration of the repayment of debt under the facility in question and, due to the cross-default provisions, under all other facilities as well, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position, and could lead to bankruptcy or other insolvency proceedings.

As a result of the Ukraine War and the Middle East conflicts, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil and refined products, the importation of many Russian energy products and other goods, and new investments in the Russian Federation. These sanctions, or other restrictions imposed by the private sector as a result of sanctions enacted by governmental authorities, further limit the scope of permissible operations and cargo we may carry. We may also encounter potential contractual disputes with charterers due to the various sanctions targeting Russian interests and Russian cargo.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance at all times in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access the U.S. capital markets, among other countries, and conduct our business, and could result our reputation and the markets for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or refrain from investing, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

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

We operate in a number of countries through the world, including countries that may be known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted policies which are consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the U.K. Bribery Act of 2010, and similar anti-bribery laws in other jurisdictions. We are subject, however, to the risk that we, our affiliated entities, or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

A government could take actions for requisition of title, hire or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, such government could requisition our vessels for hire, which occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Although none of our vessels have been requisitioned by a government for title or hire, a government requisition of one or more of our vessels may adversely affect our future performance, results of operations, cash flows and financial position.

Scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders, regulatory agencies, governments, charterers, employees, select suppliers and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments and relationships. An increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of “greenwashing” (i.e., making unfounded claims about one’s ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. In March 2024, the SEC adopted its final rule, which requires standardized qualitative and quantitative disclosure about climate-related risks, expenditures and greenhouse gas emissions, among a long list of other items, by public companies and in public offerings. Almost immediately upon release of the rules, multiple lawsuits challenging the rules were filed in federal court, and the cases were transferred to the Eighth Circuit Court of Appeals. On April 4, 2024, the SEC voluntarily issued a stay of the climate-related disclosure rules pending the completion of judicial review of the consolidated Eighth Circuit petitions, which is still ongoing. The impact of the ongoing litigation with respect to these rules, as well as the change in administration, is uncertain. Costs of compliance with these new rules and any further climate-related disclosure rules that are adopted in the future may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We may face increasing pressures from investors, lenders and other market participants, who are focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude shipping companies, especially ones within the energy value chain, such as us, from their investing portfolios altogether due to environmental, social and governance factors, which may affect our ability to develop as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we could incur additional costs, capital expenditures and require additional resources to monitor, report and comply with increasing and wide ranging ESG requirements. Our disclosures on ESG matters are based on standards which may not be harmonized and still developing as well as changing assumptions and procedures which may not be acceptable to others. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Finally, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other, non-fossil fuel markets, which could have a negative impact on our access to and costs of capital.

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

These laws and regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990 (the “OPA”), requirements of the U.S. Coast Guard (“USCG”) and the U.S. Environmental Protection Agency (the “EPA”), the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (the “CERCLA”), the U.S. Clean Air Act of 1970 (as amended from time to time and referred to herein as the “CAA”), the U.S. Clean Water Act of 1972 (as amended from time to time and referred to herein as the “CWA”), the International Maritime Organization (the “IMO”), the International Convention on Civil Liability for Oil Pollution Damage of 1969 (as amended from time to time and referred to herein as the “CLC”), the IMO International Convention on Civil Liability for Bunker Oil Pollution Damages (the “Bunker Convention”), MARPOL, including designation of Emission Control Areas (“ECAs”) thereunder, the IMO International Convention for the Safety of Life at Sea of 1974 (as amended from time to time and referred to herein as the “SOLAS Convention”) and the International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”) promulgated thereby, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), the IMO International Convention on Load Lines of 1966 (as from time to time amended) (the “LL Convention”), the MTSA, the International Labour Organization (“ILO”), the Maritime Labour Convention, EU regulations, and the International Ship and Port Facility Security Code (the “ISPS Code”). Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks. In particular, IMO’s Marine Environmental Protection Committee (“MEPC”) 73, amendments to Annex VI prohibiting the carriage of bunkers above 0.5% sulfur on ships took effect March 1, 2020 and may cause us to incur substantial costs. Noncompliance with these regulations could have a material adverse effect on our business and financial results.

The safe operation of our vessels is affected by the requirements of the ISM Code, promulgated by the IMO under the SOLAS Convention. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of safety and environmental protection policies setting forth instructions and procedures for safe operation and for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, invalidation of our existing insurance, or reduction in available insurance coverage for our affected vessels. Such noncompliance may also result in a denial of access to, or detention in, certain ports which could have a material adverse impact on the Company’s business, results of operations and financial condition.

Compliance with such laws and regulations, where applicable, may require installation of costly equipment, vessel modifications, operational changes or restrictions, a reduction in cargo-capacity and may affect the resale value or useful lives of our vessels as well as result in the denial of access to, or detention in, certain jurisdictional waters or ports. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Government regulation of the shipping industry, particularly as it may relate to safety, ship recycling requirements, greenhouse gas (“GHG”) emissions and climate change, and other environmental matters, can be expected to become stricter in the future, and may require us to incur significant capital expenditures on our vessels to keep them in compliance, may require us to scrap or sell certain vessels altogether, may reduce the residual value we receive if a vessel is scrapped, and may generally increase our compliance costs. Compliance with new regulations of vessel performance and operation, such as, the IMO’s EEXI and CII vessel requirements, may create schedule disruptions and could require our vessels to slow down if efficiency improvements or transitions to alternative fuels together are not enough to reduce GHG emissions sufficiently, thus negatively impacting our operations and charter income. As of December 31, 2023, all of our vessels had received an CII rating of “B”, thus remedial capital investment or slower vessel speed are not required. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations. Increased inspection procedures could increase costs and disrupt our business. International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us, could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. All of the above, including any changes or developments, both individually and cumulatively, could have a material adverse effect on our business, results of operations and financial condition.

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

Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. A vessel must undergo annual surveys, intermediate surveys and special surveys. In the Spring of 2025, we have scheduled the second special surveys for the 2015 built “Konkar Asteri” and “Konkar Venture”. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel. However, for vessels not exceeding 15 years that have means to facilitate underwater inspection in lieu of dry docking, the dry docking may be skipped and be conducted concurrently with the special survey.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO’s MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. In July 2023, MEPC 80 adopted a revised strategy, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero greenhouse gas fuels by 2030, as well as i). reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and ii). reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels.

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

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 24 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels.

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the Trump administration announced that the United States intended to withdraw from the Paris Agreement and the withdrawal became effective on November 4, 2020. However, on January 20, 2021, the Biden administration issued an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. In January 2025, President Trump signed an executive order to begin the withdrawal of the United States from the Paris Agreement. The effect of such action has yet to be determined. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Expanding climate related regulations have required us to modify our procedures to capture more relevant vessel performance and emissions data, including GHG, which has nominally increased administrative time and costs. This data will help us and ITM to monitor and optimize the operations of our vessels and provide requisite information to charterers, regulatory agencies, lenders and others. If required, remedial actions, including vessel capital expenditures or equipment retrofits, can be undertaken to address deficiencies. As of the date of this Annual report, we are in compliance with all environmental regulations, but these disclosures are evolving, including requirements of the SEC.

Adverse consequences of climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for coal in the future, one of the primary cargoes carried by dry bulk vessels. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, and scarcity of water resources, may negatively impact our operations. Any long-term economic consequences of climate change could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

For more information with respect to the environmental rules and regulations applicable to the Company see, “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry.”

A shift in consumer demand from oil products towards other energy sources or changes to trade patterns for refined petroleum products may have a material adverse effect on our business.

The majority of our revenues and earnings are related to the oil industry. A significant percentage of seaborne cargoes on product tankers consist of refined petroleum products for the transportation sector, including diesel, gasoline and jet fuel. A shift in or disruption of consumer demand from oil products towards other energy sources such as electricity, natural gas, liquified natural gas, hydrogen or ammonia could potentially affect the demand for our vessels. A shift from the use of internal combustion engine vehicles to EV may also reduce the demand for oil products. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

“Peak oil” is the year when the maximum rate of extraction of oil is reached. The U.S. Energy Information Administration forecasts “peak oil” demand will occur before 2030. However, OPEC forecasts that demand for oil will reach 120.1 million barrels per day by 2050, despite transition toward other energy sources. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, as well shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance, the impact of the stress of operations and stipulations from classification societies. More technologically advanced vessels have been built since the owned vessels in our fleet, which have a weighted average age of 9.6 years as of December 31, 2024, were constructed and vessels with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers, and scrubber-fitted vessels. We face competition from companies with more modern vessels having more fuel efficient designs than our vessels, or eco vessels, and if new vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment, in which along with the foregoing, could have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows and financial condition.

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

Because we intend to charter some of the vessels in our fleet in the spot market or in pools trading in the spot market, we expect to have exposure to the cyclicality and volatility of the spot charter market and utilize additional working capital. Over a number of prior fiscal years through the period ended September 30, 2022, we had negative working capital which was subsequently reversed into a positive position. At various times, we operate our vessels in the spot market which is highly competitive and volatile. Spot charter rates may fluctuate dramatically based on the competitive factors listed in the preceding risk factor. Since we charter some of our vessels on the spot market, and may in the future also admit our vessels in pools trading on the spot market, we have exposure to fluctuations in cash flows due to the cyclicality and volatility of the spot charter market. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. By focusing the employment of some of the vessels in our fleet on the spot market, we will benefit if conditions in this market strengthen. However, we will also be particularly vulnerable to declining spot charter rates. Trading our vessels in the spot market or in pools requires greater working capital than operating under a time charter as the vessel owner is responsible for various voyage related costs, such as, fuel, port and canal charges, as well as additional timing for collections of charter receivables, including additional demurrage revenues. In addition, conditions in the spot market may be materially different in the product tanker segment versus dry-bulk.

Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, or the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of cargoes. If we are not able to obtain new charters in direct continuation with existing charters or upon taking delivery of a newly acquired vessel, or if new charters are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing charter terms, our revenues and profitability could be adversely affected.

We may be unable to secure short to medium- term employment for our vessels at profitable rates and present and future vessel employment could be adversely affected by an inability to clear customers’ risk assessment process.

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

We currently derive substantially all of our revenues from a limited number of customers. In 2023, three customers accounted for 85% of our total revenues, one of which accounted for 43% of our total revenues, and with a larger fleet in 2024, three customers accounted for 66% of our total revenues, of which one accounted for 31% of total revenues. The loss of any significant customer or a decline in the amount of services provided to a significant customer could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

We enter into, among other things, memoranda of agreement, charter parties, ship management agreements and loan agreements with third parties with respect to the purchase and operation of our fleet and our business. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under these agreements with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the product tanker and dry-bulk shipping sectors and the overall financial condition of the counterparties, charter rates received for specific types of vessels, work stoppages or other labor disturbances and various expenses. In particular, we face credit risk with our charterers. It is possible that not all of our charterers will provide detailed financial information regarding their operations. As a result, charterer risk is largely assessed on the basis of our charterers’ reputation in the market, and even on that basis, there can be no assurance that they can or will fulfill their obligations under the contracts we enter into with them.

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

In addition, if our management agreements with either ITM, Maritime or Konkar Agencies were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our management agreements. A change of technical manager may require approval by certain customers of ours for employment of a vessel and approval from our lenders. Moreover, Konkar Agencies provides a guarantee for 40% of the loans provided by Pireaus Bank for our vessels “Konkar Ormi” and the “Konkar Venture”.

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

Our operating results are dependent on our ability to successfully control our operating and voyage expenses. Under our ship management agreements with ITM, Konkar Agencies and Maritime we are required to pay for vessel operating expenses (which includes crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses), and, for spot charters, Konkar Agencies and Maritime pay voyage expenses (which include bunker expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees). These expenses depend upon a variety of factors, many of which are beyond our or the technical manager’s control, including unexpected increases in costs for crews, insurance or spare parts for our vessels, unexpected dry-dock repairs, mechanical failures or human error (including revenue lost in off-hire days), vessel age, arrest action against our vessels due to failure to pay debts, disputes with creditors or claims by third parties, labor strikes, severe weather conditions, any quarantines of our vessels, uncertainties in the world oil markets and inflation. Many of these costs, primarily relating to voyage expenses, such as bunker fuel, have been increasing and may increase more significantly in the future. Repair costs are unpredictable and can be substantial, some of which may not be covered by insurance. If our vessels are subject to unexpected or unscheduled off-hire time, it could adversely affect our cash flow and may expose us to claims for liquidated damages if the vessel is chartered at the time of the unscheduled off-hire period. The cost of dry-docking repairs, additional off-hire time, an increase in our operating expenses and/or the obligation to pay any liquidated damages could adversely affect our business, results of operations and financial condition. For voyages within the European Union, we are responsible to obtain independent certified documentation as to the amount of European Allowances (“EUA”) for our vessel’s carbon emissions and submit payment to the European Commission. As part of the charterparty agreement, each customer is responsible to promptly reimburse us for the voyage EUA which typically are not a major cost of the charter payment.

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

In addition, we expect to incur significant maintenance costs for our current and any newly-acquired vessels. A newbuilding vessel must be dry-docked within five years of its delivery from a shipyard, and vessels are typically dry-docked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. We estimate the cost to dry-dock a vessel is between $0.75 and $1.25 million, depending on the age, size and condition of the vessel and the location of dry-docking shipyard. In addition, capital maintenance expenditures could increase as a result of changes in the cost of labor and materials, customer requirements, increases in the size of our fleet, governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment and competitive standards.

To purchase additional vessels from time to time, we may be required to incur additional borrowings or raise capital through the sale of debt or additional equity securities. Asset impairments, financial stress, enforcement actions as well as credit rating and regulatory pressures experienced in the past by financial institutions to extend credit to the shipping industry due to depressed shipping rates and the deterioration of asset values that have led to losses in many banks’ shipping portfolios, as well as changes in overall banking regulations, have severely constrained the availability of credit for shipping companies like us. In addition, the re-pricing of credit risk and the difficulties experienced by some financial institutions, have made, and will likely continue to make, it challenging to obtain financing. As a result of the disruptions in the credit markets, higher interest rates and larger capital requirements, many lenders have enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements, e.g. Basel IV, and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available in the future on terms that are acceptable to us or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition. In the absence of available financing, we also may be unable to take advantage of business opportunities, expand our fleet or respond to competitive pressures.

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

We may have to provide financial assistance to two dry-bulk joint ventures in case the minority shareholder and Konkar Agencies cannot meet their obligations.

On July 5, 2023 we entered into a joint venture agreement (the “JV Agreement”) with Futurebulk Corp., an entity owned by Mr. Valentios (“Eddie”) Valentis, our Chairman & CEO, to acquire the Ultramax vessel, “Konkar Ormi”. We invested $6.8 million (60%) of the $11.3 million in initial cash equity of Drykon Maritime Inc. in combination with $19 million of secured bank debt to fund the purchase of the vessel, pay transaction costs and provide for vessel working capital. Similarly, on June 28, 2024, we entered into a second JV Agreement with Futurebulk Corp., an entity owned by Mr. Valentios (“Eddie”) Valentis, our Chairman & CEO, to acquire the Kamsarmax vessel, the “Konkar Venture”. We invested $7.3 million (60%) of the $13.2 million of initial cash equity of Drythree Corp. in combination with $16.5 million of secured bank debt and the issuance of $1.5 million of restricted common shares of the Company to purchase the vessel, pay transaction costs and provide for vessel working capital. We have provided the same lender a limited separate guarantee for our pro-rata share of each vessel loan and Konkar Agencies is responsible for the balances. The JV Agreements contain certain obligations among the shareholders which can affect the transfer or sale of their shares, subsequent capital calls to fund operations or cure a default under each respective loan agreement and resolution of certain disputes that could arrive at the board level. In contrast to one of our wholly-owned vessel owning subsidiaries, the joint ventures may create obligations and restrictions that are less flexible to us and may require us to provide incremental financial support in case FurtureBulk or Drythree do not perform or we have a major dispute, which may result in the untimely sale of the respective dry-bulk vessel.

While the Company has two scrubber-fitted dry-bulk vessels, it does not plan to install scrubbers on the remaining vessels in its fleet and will have to pay more for fuel which could adversely affect the Company’s business, results of operations and financial condition.

Effective January 1, 2020, all vessels had to comply with the IMO’s low sulfur fuel oil (“LSFO”) requirement, which cut sulfur levels from 3.5% to 0.5%. Shipowners had to comply with this regulation by (i) using 0.5% sulfur fuels, which is available in most ports globally but at a higher cost than high-sulfur fuel oil (“HSFO”); (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry in this Annual Report.

In light of operating and economic uncertainties surrounding the use of scrubbers, the Company has chosen not to purchase and install these units on our product tankers and the bulker “Konkar Venture”. However, the Company may, in the future, consider purchasing scrubbers for installation on these vessels. While scrubbers rely on technology that has been developed over a significant period of time for use in a variety of applications, their use for maritime applications is a more recent development. Each vessel will require physical modifications to be made in order to install a scrubber, the scope of which will depend on, among other matters, the age and type of vessel, its engine and its existing fixtures and equipment. The purchase and installation of scrubbers will involve significant capital expenditures, which we currently estimate at $1.5 million per vessel, and the vessel will be out of operation for up to 30 days in order for the scrubbers to be installed. In addition, future arrangements that the Company may enter into with respect to shipyard drydock capacity to implement these scrubber installations may be affected by delays or issues affecting vessel modifications being undertaken by other vessel owners at those shipyards, which could cause the Company’s vessels to be out of service for even longer periods or installation dates to be delayed. The Konkar Ormi and Konkar Asteri are fitted with scrubbers, but we have a limited historical experience with scrubbers. Consequently, the operation, repair and maintenance of scrubbers and related ongoing costs may be uncertain.

As of February 28, 2025, approximately 17.3% or 300 tankers of the worldwide fleet of MR2 were scrubber-fitted. Similarly, 15.6% or 228 and 19.8% or 306, respectively, of Ultramax and Kamsarmax dry-bulk carriers are scrubber-fitted as of that date. Fuel expense reductions from operating scrubber-fitted vessels could result in a substantial reduction of bunker cost for charterers compared to vessels in our fleet which do not have scrubbers. If (a) the supply of scrubber-fitted tankers increases, (b) the differential between the cost of HSFO and LSFO is high and (c) charterers prefer such vessels over our product tankers, demand for our vessels may be reduced and our ability to re-charter our vessels at competitive rates may be impaired.

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

The Company’s current business strategy primarily includes additional future growth through the acquisition of secondhand mid-sized product tankers and dry bulk vessels and, possibly, newbuild resales. While the Company typically thoroughly inspects secondhand vessels prior to purchase, this does not provide the Company with the same knowledge about their condition that it would have had if these vessels had been built for and operated exclusively for us. Generally, the Company does not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. A secondhand vessel may also have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock, which would reduce our fleet utilization and increase our operating costs. Any hidden defects or problems, if not detected, may result in accidents or other incidents for which we may become liable to third parties. The market prices of secondhand vessels also tend to fluctuate with changes in charter rates and the cost of newbuild vessels, and if we sell the vessels, the sales prices may not equal and could be less than their carrying values at that time.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient and may attract lower charter rates than more recently constructed vessels due to improvements in engine technology. As of March 21, 2025, the average age of our dry bulk and product tanker fleets are approximately 9.3 and 10.6 years, respectively. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

Should the carrying value plus the unamortized dry-dock and survey balance of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts plus the unamortized dry-dock and survey balances in connection with the estimated recoverable amount indicated no impairment charge for the Company’s vessels as of December 31, 2024.

The market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value.

The fair market values of product tankers and dry bulk carriers, including our vessels, have generally experienced high volatility have recently declined and may decline further in the future. The fair market value of vessels may increase and decrease depending on but not limited to the following factors:

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

During the period a vessel is subject to a charter, we might not be permitted to sell it to take advantage of increases in vessel values without the charterer’s consent. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel’s carrying amount in our financial statements, with the result that we could incur a loss and a reduction in earnings. There were no impairment losses recorded in 2023 related to the sales of vessels and no vessel sales occurred in 2024. The carrying values of our vessels are reviewed quarterly or whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal for vessels. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel’s carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

We are dependent on the services of our founder and Chief Executive Officer and other members of our senior management team.

We are dependent upon our Chief Executive Officer, Mr. Valentis, and the other members of our senior management team for the principal decisions with respect to our business activities. The loss or unavailability of the services of any of these key members of our management team for any significant period of time, or the inability of these individuals to manage or delegate their responsibilities successfully as our business grows, could adversely affect our business, results of operations and financial condition. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. If the individuals were no longer to be affiliated with us, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result. We do not maintain “key man” life insurance for our Chief Executive Officer or other members of our senior management team.

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

Various entities affiliated with Mr. Valentis own two modern mid-sized dry-bulk carriers, none of which are scrubber-fitted. Konkar Agencies provides similar commercial and technical management services for these vessels which could be in conflict to us and may have an adverse effect on our business, results of operations and financial condition. In addition, Konkar Agencies guarantees 40% of the bank loans on the “Konkar Ormi” and “Konkar Venture” and any non-performance by it under the loan agreements could result in material adverse impact to our financial condition.

Furthermore, Maritime Investors Corp, (“MIC”), an entity controlled by Mr. Valentis, beneficially owns 57.3% of our total outstanding common stock (as of the date of this Annual Report), which may limit stockholders’ ability to influence our actions. As a result, MIC has the power to exert considerable influence over our actions through its ability to effectively control matters requiring stockholder approval, including the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether our other stockholders believe that any such transaction is in their or our best interests. For example, MIC could cause us to consummate a merger or acquisition that increases the amount of our indebtedness or causes us to sell all of our revenue-generating assets. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. We cannot assure you that the interests of Maritime will coincide with the interests of other stockholders. As a result, the market price of shares of our common stock could be adversely affected.

Furthermore, Maritime may invest in entities that directly or indirectly compete with us, or companies in which Maritime currently invests may begin competing with us. Maritime may also separately pursue acquisition opportunities, including vessels, that may be complementary to our business. However, effective August 7, 2024, Konkar Agencies, MIC and Mr. Valentis granted the Company a first right of refusal regarding potential vessel acquisitions and chartering opportunities. As a result of these relationships, when conflicts arise between the interests of Maritime and the interests of our other stockholders, Mr. Valentis may not be a disinterested director. Maritime will effectively control all of our corporate decisions so long as they continue to own a substantial number of shares of our common stock.

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

Although we carry hull and machinery, protection and indemnity and war risk insurance on each of the vessels in our fleet, we face several risks regarding that insurance. Our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. The insurance is subject to deductibles, limits and exclusions. Since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. As a result, there may be other risks against which we are not insured, and certain claims may not be paid. We do not carry insurance covering the loss of revenues resulting from vessel off-hire time based on our analysis of the cost of this coverage compared to our off-hire experience.

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

We may be subject to litigation, government investigations, or other regulatory scrutiny that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, environmental claims or proceedings, employment and personal injury matters, government investigations, regulatory inquiries, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases or insurers may not remain solvent, which may have a material adverse effect on our financial condition.

We and our subsidiaries may be subject to group liability for damages or debts owed by one of our subsidiaries or by us.

Except for the “Konkar Ormi” and the “Konkar Venture”, which are owned by individual joint ventures which we control, each of our vessels is separately owned by individual subsidiaries, under certain circumstances, a parent company and its ship-owning subsidiaries can be held liable under corporate veil piercing principles for damages or debts owed by one of the subsidiaries or the parent. Therefore, it is possible that all of our assets and those of our subsidiaries could be subject to execution upon a judgment against us or any of our subsidiaries.

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

We generate a significant part of our revenues in U.S. dollars but incur costs in other currencies. The difference in currencies could in the future lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies. We have not hedged our exposure to exchange rate fluctuations, and as a result, our U.S. dollar denominated results of operations and financial condition could suffer as exchange rates fluctuate.

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

Further, in July 2023, the SEC adopted amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The amendments, require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, amongst other disclosures. A failure to disclosure could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident. As of the date of this Annual Report, we have not experienced any material cybersecurity incident which would be disclosable under SEC guidelines.

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

At any time that our operating cash flows are insufficient to service our debt and other liquidity needs, we may be forced to take actions such as increasing our accounts payable and/or our amounts due to related parties, reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, seeking bankruptcy protection or any combination of the foregoing. We cannot assure you that any of the actions previously listed could be affected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. As of March 21, 2025, our total funded debt outstanding, net of deferred financing costs aggregated $83.6 million. Our next loan maturity is scheduled for December 2026 with a balloon payment of $12.2 million on the “Pyxis Lamda”. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions as, among other things, if we are unable to meet our debt obligations or if some other default occurs under our loan agreements, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and foreclose against the collateral vessels securing that debt. Any such action could also result in an impairment of cash flows and our ability to service debt in the future. Further, our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

The market values of product tankers and dry-bulk vessels are highly volatile. In the future, a decline in market values may cause the Company to recognize losses if we sell our vessels or record impairments and affect the Company’s ability to comply with its loan covenants and refinance its debt. The fair market values for product tankers declined significantly from historically high levels reached in 2008, but have significantly increased from Fall, 2021 until Spring, 2024. Based on indicative prices from a group on international ship brokers, since early May, 2024, to mid-March, 2025, the average prices of five and 10 year old MRs have declined approximately 10% and 17%, respectively, to $41.0 million and $31.2 million. While prices for mid-sized dry-bulk carriers soften during most of 2023, they increased through Summer, 2024. But bulker prices have also declined over the similar period ending mid-March, 2025. For example, the average indicative price of a 10 year old Kamsarmax has decreased 18% from $29.0 million to $23.7 million. You should expect the market value of our vessels to fluctuate. Values for ships can fluctuate substantially over time due to a number of factors that have been mentioned in this section. As vessels grow older, they naturally depreciate in value. If the market value of our fleet declines further, we may not be able to refinance our debt or obtain additional financing and our subsidiaries may not be able to make distributions to the Company. An additional decrease in these values could cause us to breach certain covenants that are contained in our loan agreements and in future financing agreements. The prepayment of certain debt facilities may be necessary to cause the Company to maintain compliance with certain covenants in the event that the value of the vessels falls below certain levels.

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

The restrictions and covenants in our current and future loan agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. Our current loan agreements contain, and future financing agreements will likely contain, restrictive covenants that prohibit us or our subsidiaries from, among other things:

●	paying dividends under certain circumstances, including if there is a default under the loan agreements with i) Alpha Bank (collectively, the “Alpha Facilities”) with respect to our subsidiaries Seventhone Corp. (“Seventhone”), Eleventhone Corp. (“Eleventhone”) and subsequent to December 31, 2023, Drytwo Corp. (“Drytwo”), if the ratio of our total liabilities (including those of our subsidiaries as a group) (excluding our promissory note with MIC dated October 28, 2015 and described herein (the “Promissory Note”) to market value adjusted total assets is greater than 75% for the applicable year. As of December 31, 2024, the ratio of total liabilities over the market value of our adjusted total assets was 40%, and therefore, under the Alpha Bank Facilities, these subsidiaries were permitted to distribute dividends to us as of December 31, 2024; and ii) Piraeus Bank (collectively, the “Piraeus Facilities”) with respect to our subsidiaries Tenthone Corp. (“Tenthone”), partially-owned Dryone Corp. (“Dryone”) and partially-owned Drythree Corp. (“Drythree”)with the lender’s written consent and no event of default; The ratio of our total liabilities (including those of our subsidiaries as a group) to market value adjusted total assets is greater than 75% for the applicable year. As of December 31, 2024, the ratio of total liabilities over the market value of our adjusted total assets was 40%, and therefore, under the Piraeus Bank Facilities, these subsidiaries were permitted to distribute dividends to us as of December 31, 2024;
●	incurring or guaranteeing indebtedness;
●	charging, pledging or otherwise encumbering our vessels;
●	changing the flag, class, management or ownership of our vessels, or terminate the management agreement relating to each vessel;
●	utilizing available cash;

●	changing ownership or structure, including through mergers, consolidations, liquidations or dissolutions;
●	making certain investments;
●	entering into a new line of business;
●	changing the commercial and technical management of our vessels;
●	selling, transferring, assigning or changing the beneficial ownership or control of our vessels; and
●	changing the control, or Mr. Valentis maintaining less than 25% ownership or Mr. Valentis ceases to be the Chairman of the corporate guarantor.

In addition, the loan agreements generally contain covenants requiring us, among other things, to ensure that:

●	we maintain minimum liquidity cash balances for each vessel borrowers Our required minimum cash balance as of December 31, 2023 and 2024 was $1.8 million and $1.35 million, respectively; In the case of the Piraeus Facilities, maintain at least a) $2 million of cash on consolidated basis or b) 3% of consolidated debt.
●	the fair market value of the mortgaged vessel plus any additional collateral must be no less than a certain percentage, ranging from 125% to 130%, of outstanding borrowings under the applicable loan agreement, less, in certain loan agreements, any money in respect of the principal outstanding with the credit of any applicable retention account and any free or pledged cash deposits held with the lender in our or its subsidiary’s name;
●	in the case of the Piraeus Facilities, we maintain consolidated leverage of less than 75% of total liabilities less cash and the Promissory Note in relation to fair market value of adjusted total assets; and
●	we maintain vessel insurances of the higher of market value or at least 120% of the outstanding balance of the individual Alpha Facilities and at least 110% of the individual Piraeus Facilities.

In September, 2023, we closed the $6.8 million equity investment in an operating joint venture to purchase the dry-bulk carrier “Konkar Ormi”. We own 60% of this joint venture in which the balance is owned by an entity related to Mr. Valentis. The purchase of the vessel was partially funded by a $19.0 million secured five-year bank loan which we consolidate in our financial statements under the relevant Accounting Standards Codification (“ASC”) 810 guidelines as a result of our control over the joint venture. As of December 31, 2024, the Dryone outstanding loan balance was $17.0 million. On June 28, 2024, we closed the $7.3 million equity investment in similar joint venture to purchase the “Konkar Venture” in which we own 60% and the balance by the same affiliate of Mr. Valentis. The purchase of this vessel was partially funded by a $16.5 million secured five -year bank loan which is also consolidated under our financial statements. At December 31, 2024, the Drythree outstanding loan balance was $15.87 million. Standard loan covenants are included in both loans from the same lender; however, our guarantee is limited to 60% of each loan obligation and the Konkar Agencies guarantee is individually limited to the balance of 40%. As a limited guarantor of the Dryone and Drythree loans, we are required to maintain the ratio not to exceed 75% of our total liabilities (exclusive of the Promissory Note) to market adjusted total assets. As of December 31, 2024, the requirement was met as such ratio was 40%, or 35% lower than the required threshold. In the case of an event of default under the Dryone or Drythree loan agreements and the guarantees are call upon by the lender, Piraeus Bank, each party has to pay its pro-rata portion of such demand payment. If we do not, Konkar Agencies is responsible for 100% of such demand payment to the bank. Under the JV Agreements, if the board of directors of Dryone or Drythree approve a capital call for any reason, including such loan demand payment, each shareholder is required to promptly pay its pro-rata portion. If a shareholder does not make its payment, the other shareholder(s) can fund such amount as a loan to such shareholder at an interest rate equal to the bank loan rate plus 3%. Alternatively, upon appropriate notice, a continuing shareholder can promptly purchase the shares in Dryone or Drythree, as the case may be, held by the non-paying/defaulting shareholder at fair market value minus 10%. However, there is no assurance that any default of the Dryone loan or the Drythree loan would be quickly cured and such event could adversely affect our financial condition.

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

The calculation of interest in most financing agreements in our industry has been historically based on the London Interbank Offered Rate (“LIBOR”). LIBOR has been the subject of recent national, international, and other regulatory guidance and proposals for reform. In response thereto, the Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, proposed the Secured Overnight Financing Rate as an alternative rate to replace U.S. Dollar LIBOR. While our financing arrangements previously used LIBOR, including fiscal year ended December 31, 2022, we transitioned from LIBOR to SOFR under those loan agreements during 2023. As a result, all of our financing arrangements currently utilize floating rate SOFR as a reference rate which is in line with current market practices. Typically, we fix the interest rates for our SOFR borrowings for a period of one, three or six months.

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

For more information on our interest rate derivatives, please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk-Interest Rate Risk.”

Risks Related to our Common Stock

The market price of our common stock has fluctuated widely and the market price of our common stock may fluctuate in the future.

Our shares of common stock have been listed on the Nasdaq since November 2, 2015 and the market price of our common stock has fluctuated widely since our initial public offering, reaching a high of $26.72 per share in December 2017 and a low of $1.62 per share in January 2022. During 2024, our shares reached a high of $5.53 and low of $3.40 with pricing continuing to be volatile, due to our results of operations and perceived prospects, certain trading metrics including, our market capitalization, number of shares owned by non-affiliated stockholders, average daily trading volume and short-interest, announcement of vessel purchases, the prospects of our competitors and of the shipping industry in general and in particular the product tanker and dry bulk sectors, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the product tanker and dry bulk sectors, changes in general economic or market conditions, broader market fluctuations and major geo-political events.

As such, our stock prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. In addition, the impact of any tariffs imposed by the Trump administration may cause broad stock market and industry fluctuations, with such effects unpredictable at this time. For more information, see “An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s import of raw materials and energy products could have an adverse impact on our business and could cause a material adverse impact on our results of operations and financial condition” above. . The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our common shares.

We cannot assure you that the public market for our common stock will be active and liquid. In addition to the above, the market price for our common shares may be influenced by many other factors, including the following:

●	investor reaction to our business strategy as mixed fleet operator;
●	actual or anticipated fluctuations in our periodic results and those of other public companies in the shipping industry;
●	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
●	speculation in the press or investment community, including on-line newsletters, trading platforms and chat-rooms, about our business, other publicly U.S. traded small Greek shipping companies or the shipping industry generally;
●	chartering environment, vessel values and conditions in the shipping industry;
●	our continued compliance with the Nasdaq listing standards;
●	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
●	introduction of new technology by the Company or its competitors;
●	commodity prices, including prices of oil and certain refined petroleum products;
●	the ability or willingness of OPEC to set and maintain production levels for oil;
●	oil and gas production levels by non-OPEC countries;
●	variations or fluctuations in our financial results or those of companies that are perceived to be similar to us;
●	our ability or inability to raise additional capital and the terms on which we raise it;
●	sales by existing stockholders of large numbers of shares of our common stock, including our affiliate Maritime Investors, or as a result of the perception that such sales may occur;
●	mergers and strategic alliances in the shipping industry;
●	declines in the market prices of stocks generally;
●	the general state of the securities market, especially U.S. listed small and micro-cap equities;
●	the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts;
●	lower trading market for our common stock, which is somewhat illiquid;
●	share re-purchases by us on our authorized buy-back program;
●	additions or departures of key personnel;
●	general economic, industry and market conditions; and
●	other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, government sanctions, public health issues including health epidemics or pandemics, adverse weather and climate conditions, such as the transit restrictions at the Panama Canal in 2023 and 2024 caused by extended severe drought conditions, could disrupt our operations or result in political or economic instability.

These market and industry factors may materially reduce the market price of shares of our common stock, regardless of our operating performance Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than those paid by you in any previous or future offerings.

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

Future sales of a large number of shares of our common stock by existing stockholders, including our officers and directors, or perception that such sales could occur, could negatively impact our ability to sell equity in the future and cause the market price of shares of our common stock to decline.

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

Investors may view our owning and operating in two different shipping sectors negatively, which may decrease the trading price of our securities.

Since inception, we have operated in the product tanker sector; starting the fall of 2023 we entered into the dry-bulk sector. Historically, companies that have multiple lines of business or own mixed asset classes have tended to trade at levels that suggest lower valuations than “pure play” companies. In addition, two of our bulkers are owned by joint-ventures which are consolidated within our financial statements reflecting the operations, assets, debt and minority interest associated with such vessels. Accordingly, investors may view our stock as relatively less attractive than shares of pure play companies with simpler corporate and operating structures, which could materially and adversely affect the trading price of our securities.

We will likely not receive any additional funds upon the exercise of the Warrants.

Currently, there are approximately 1.6 million common stock purchase warrants which are publicly traded on the Nasdaq Capital Market under the ticker symbol “PXSAW” (the “Warrants”). The Warrants have an exercise price of $5.60 (the “Strike Price”). The PXSAW warrants may be exercised at any time up until the expiration date of October 13, 2025 and only by way of an alternative cashless exercise, in which case, the holder would not pay a cash purchase price upon exercise. Instead, the holder would receive the aggregate number of Common Shares equal to the closing stock price on the date of submitted exercise notice (“Notice Date Share Price”) less the Strike Price times the number of Warrants divided by the Notice Date Share Price. Accordingly, we would not receive any additional funds upon the exercise of the Warrants but additional common shares would be issued, thereby diluting existing shareholder ownership interests in the Company.

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

The Marshall Islands has enacted economic substance regulations with which we are obligated to comply. We believe that we and our subsidiaries are compliant with the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.

EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”. Effective as of October 17, 2023, the Marshall Islands has been designated as a cooperating jurisdiction for tax purposes. If the Marshall Islands is added to the list of non-cooperative jurisdictions in the future and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.

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

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries wholly own (or partially own with respect to the “Konkar Ormi” and “Konkar Venture” joint ventures) all of our existing vessels, and subsidiaries we form in the future will own any other vessels we may acquire in the future. All payments under our charters will be made to our subsidiaries. As a result, our ability to meet our financial and other obligations, and to possibly pay dividends in the future, will depend on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of our loan agreements, any financing agreement we may enter into in the future, or by Marshall Islands law, which regulates the payment of dividends by our companies. The Alpha Bank loan agreements covering three of our subsidiaries, prohibit paying any dividends to us unless the ratio of the total liabilities, exclusive of the Amended and Restated Promissory Note, to the market value adjusted total assets (total assets adjusted to reflect the market value of all our vessels) of us and our subsidiaries as a group is 75% or less. As of December 31, 2024, the ratio of total liabilities over the market value of our adjusted total assets (calculated in accordance with the Alpha Bank Facilities) was 40%. If we or the borrowing subsidiaries do not satisfy the 75% requirement or if we or a subsidiary(s) breach a covenant in our loan agreements or any financing agreement we may enter into in the future, such subsidiary may be restricted from paying dividends. If we are unable to obtain funds from our subsidiaries, we will not be able to fund our liquidity needs or pay dividends in the future unless we obtain funds from other sources, which we may not be able to do.

We do not intend to pay common stock cash dividends in the near future and cannot assure you that we will ever pay common stock dividends.

We do not intend to pay cash dividends on our common stock in the near future, and we will make dividend payments to our stockholders in the future only if our board of directors (our “Board of Directors”), acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal, fiduciary and contractual requirements. The payment of any common stock dividends is not guaranteed or assured, and, if paid at all in the future, may be discontinued at any time at the discretion of the Board of Directors.

Our ability to pay common stock cash dividends will in any event be subject to factors beyond our control, including the following, among others:

●	our current cash position;
●	our earnings, financial condition and anticipated cash requirements;
●	the terms of any current or future credit facilities or loan agreements;
●	the loss of a vessel or the acquisition of one or more vessels;
●	required capital expenditures and special surveys;
●	increased or unanticipated expenses;
●	future issuances of securities;
●	disputes or legal actions; and
●	the requirements of the laws of the Marshall Islands, which limit payments of common stock dividends if we are, or could become, insolvent and generally prohibit the payment of common stock dividends other than from surplus (retaining earnings and the excess of consideration received for the sale of shares above the par value of the shares).

The payment of common stock dividends would not be permitted if we are not in compliance with our loan agreements or in default of such agreements.

If our common stock does not meet the Nasdaq’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.

Under the rules of Nasdaq, listed companies are required to maintain a share price of at least $1.00 per share. Under new rules recently implemented by Nasdaq and approved by the SEC in October 2024, if a company’s share price declines below $1.00 for a period of 30 consecutive trading days, there will be an immediate initiation of delisting procedures if the company fails to regain compliance with the minimum bid price requirement following the second compliance period granted under Nasdaq’s listing rules, with a maximum of 360 days to regain compliance. In addition, a company that does not meet the minimum bid price requirement and has conducted a reverse stock split, at any ratio, in the prior year will also be subject tot immediate initiation of delisting procedures. The new rules also eliminate a company’s ability to trade while appealing a delisting determination. We have not completed a reverse stock spit within the past year. However, if the price of our common stock closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the required timeframe, or if we complete reverse stock split in the future and thereafter lose compliance with the minimum price requirement, then Nasdaq could initiate delisting procedures for our common stock and our stock will not be tradeable during our appeal of a delisting determination.

On June 16, 2021, Nasdaq notified us of our noncompliance with the minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq’s listing rules. Following this deficiency notice, the Company was not in compliance with the minimum bid price for the second half of 2021. In mid- December 2021, Nasdaq granted us an additional 180-day extension until June 13, 2022 to regain compliance. Following the Company’s Annual Shareholder Meeting of May 11, 2022, the Board of Directors of the Company approved the implementation of a reverse-split of our Common Shares at the ratio of one share for four existing Common Shares, effective May 13, 2022 (the “Reverse Stock Split”). After the Reverse Stock Split, we had 10,613,424 Common Shares (the “Common Shares”) outstanding and trading continued on the Nasdaq Capital Markets under its existing symbol, “PXS”. The Reverse Stock Split was undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of the Common Shares on the Nasdaq Capital Markets. Furthermore, following the Reverse Stock Split, (a) the Conversion Price (as defined in the Certification of Designation of the Company’s 7.75% Series A Cumulative Convertible Preferred Shares (formerly Nasdaq Cap Mkts: PXSAP)), was adjusted from $1.40 to $5.60 and (b) the Exercise Price (as defined in the Company’s Warrants to purchase Common Shares (Nasdaq Cap Mkts: PXSAW)), was adjusted from $1.40 to $5.60. All the share and per share information for all periods presented herein has been adjusted to reflect the one for four Reverse Stock Split.

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

During our 2024 taxable year and as of the date of this Annual Report, we and our ship owning subsidiaries are organized under the laws of the Republic of the Marshall Islands. If we or our subsidiaries were not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for such year to an effective 2% United States federal income tax on the shipping income we or they derive during such year which is attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would reduce our earnings and cash flow.

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

Pending and future tax law changes may result in significant additional taxes to us.

Pending and future tax law changes may result in significant additional taxes to us. For example, the Organization for Economic Cooperation and Development published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, introduced a global minimum tax. Numerous countries are considering implementation of the OECD’s 15% global minimum tax, which, if applicable to us, may materially impact us. The foregoing proposals (in the event international consensus is achieved and implementing laws are adopted) and other possible future tax changes may have an adverse impact on us. Any requirement or legislation that requires us to pay more tax could have a material adverse effect on our business, operating results and financial condition.

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

As of March 28, 2025, we own the vessels in our current fleet through six separate subsidiaries, four of which are wholly-owned and two 60% owned subsidiaries, all incorporated in the Marshall Islands. We acquired certain vessel-owning subsidiaries from affiliates of our founder and Chief Executive Officer in connection with our merger with LookSmart in October 2015, one of which is part of our current fleet. Pursuant to the foregoing, LookSmart merged with and into Maritime Technologies Corp. and we commenced trading on the Nasdaq Capital Market under the symbol “PXS”. As part of the merger transactions, LookSmart transferred all of its then existing business, assets and liabilities to its wholly-owned subsidiary, which was spun off to the LookSmart stockholders.

We entered the dry-bulk market in September 2023 through a newly-formed joint venture, through which we acquired 60% ownership of a modern eco-Ultramax carrier, “Konkar Ormi”. In February 2024, we acquired our second dry-bulk vessel with 100% ownership of a modern eco-Kamsarmax, “Konkar Asteri” and in June 2024, we purchased our third dry-bulk vessel, through a new joint venture which we acquired 60% ownership of a modern eco- Kamsarmax carrier, “Konkar Venture”.

Recent and Other Developments

Vessel Acquisitions:

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

On June 28, 2024, the Company completed the acquisition of an 82,099 dwt eco-efficient Kamsarmax dry-bulk built in 2015 at Jiangsu New Yangzi Shipbuilding. The $30.0 million purchase price for the “Konkar Venture”, which is fitted with a ballast water treatment system, was funded by a combination of secured bank debt of $16.5 million, $12.0 million of cash, which the Company contributed $7.3 million in cash, and the issuance of 267,857 restricted common shares to the related party seller. Upon acquisition of the “Konkar Venture”, the purchase price in excess of the seller’s vessel book valued at the date of the transaction of $8.875 million was considered a deemed dividend by the Company and was allocated to Pyxis Tankers equity and non-controlling interest’s equity in accordance with their ownership percentages. The five year amortizing bank loan is priced at Term SOFR +2.15% and is secured by, among other things, the vessel.

Uncertainties caused by the Ukraine War and the Middle East conflicts.

The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products and to a lesser extent, certain minor bulk commodities such as grains. This conflict has resulted in the U.S., U.K., and the EU, among other countries, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the U.S. or the U.K, and the EU’s ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively. The Company cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. Separately, hostilities between Israel and Hamas has led to terrorist actions in certain parts of the Middle East, including recent armed attacks on ships travelling the Red Sea and the Gulf of Aden. Currently, the Company’s charter contracts, or our operations, have not been negatively affected by the events of the Ukraine War, nor the Red Sea, but trade routes have been disrupted. It is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. The Company cannot predict what effect the higher price of oil, refined petroleum products or certain dry-bulk commodities will have on demand, and it is possible that the current conflicts in the Ukraine and the Middle East could adversely affect the Company’s financial condition, results of operations, and future performance. See “Item 3. Key Information – D. Risk Factors – Political instability, terrorist or other attacks, war, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business”.

B. Business Overview

Overview

We are an international maritime transportation company focused on mid-sized eco-vessels for the product tanker and dry-bulk sectors. As of March 28, 2025, our fleet is comprised of three double hull product tankers and three dry-bulk carriers, which are employed under a mix of spot and short-term time charters. As of March 21, 2025, our MR fleet had an average age of 10.6 years compared to an industry average of approximately 13.3 years, with a total cargo carrying capacity of 148,592 dwt. We acquired one of these vessels in 2015 and one tanker in December 2021 from affiliates of our founder and Chief Executive Officer, Mr. Eddie Valentis. One tanker was acquired from an un-affiliated third party in July, 2021. All of our vessels in the product tanker fleet are eco-efficient designed MR tankers, each of which has IMO certifications and is capable of transporting refined petroleum products, such as naphtha, gasoline, jet fuel, kerosene, diesel and fuel oil, as well as other liquid bulk items, such as vegetable oils and organic chemicals. As part of a strategic diversification strategy, in 2023, we entered the dry-bulk sector which has historically been relatively counter-cyclical to product tankers. In September, 2023, through a newly-formed joint venture, we acquired 60% ownership of a modern eco-Ultramax carrier, “Konkar Ormi”, fitted with scrubber. “Konkar Ormi” was delivered on September 14, 2023 and her initial charter commenced on October 5, 2023. On February 15, 2024, we acquired our second dry-bulk vessel with 100% ownership of a modern eco-Kamsarmax, also scrubber fitted. On June 28, 2024, we acquired our third dry-bulk vessel, through a newly-formed joint venture, with 60% ownership of a modern eco-Kamsarmax carrier. The average age of our dry bulk carriers is 9.3 years as of March 21, 2025.

Our principal objective is to own and operate our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the product tanker and dry-bulk sectors to maximize our revenues and smooth volatility. We intend to expand our fleet through selective acquisitions of modern eco-product tankers, primarily MRs, and mid-sized eco-dry-bulk carriers from 46,000- 84,000 dwt and to employ our vessels through time charters to creditworthy customers and on the spot market. We intend to continually evaluate the markets in which we operate and, based upon our view of market conditions, adjust our mix of vessel employment by counterparty and stagger our charter expirations. We may also expand into other sections of our industry. While we prefer to acquire 100% ownership of vessels, we may develop additional joint ventures. In addition, we may choose to opportunistically direct asset sales or acquisitions when conditions are appropriate. On January 28, 2022 and March 1, 2022, our two small tankers, “Northsea Alpha” and “Northsea Beta”, respectively, were sold to a third party. On March 23, 2023 and December 15, 2023, the MRs “Pyxis Malou” and “Pyxis Epsilon” were sold to different third parties.

The Fleet

The following table provides summary information concerning our fleet as of March 21, 2025:

Vessel Name	Shipyard*	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate ($ per day)	Anticipated Earliest Redelivery Date

Tanker fleet
Pyxis Lamda (2)	SPP / S. Korea	MR2	50,145	2017	Spot	20,000	Sep 2025
Pyxis Theta (3)	SPP / S. Korea	MR2	51,795	2013	Time	22,000	Dec 2025
Pyxis Karteria (4)	Hyundai / S. Korea	MR2	46,652	2013	Time	24,500	Sep 2025
			148,592
Dry-bulk fleet
Konkar Ormi (5)	SKD / Japan	Ultramax	63,520	2016	Time	16,750	Apr 2025
Konkar Asteri (6)	JNYS / China	Kamsarmax	82,013	2015	Special Survey	n/a	n/a
Konkar Venture (7)	JNYS / China	Kamsarmax	82,099	2015	Special Survey	n/a	n/a
			227,632

1.	These tables present gross rates in U.S.$ and do not reflect any commissions payable.
2.	“Pyxis Lamda” is fixed on a time charter for 6 months +30/-15 days, at $20,000 per day.
3.	“Pyxis Theta” is fixed on a time charter for 12 months +/- 30 days, at $22,000 per day.
4.	“Pyxis Karteria” is fixed on a time charter for 12 months +/- 30 days, at $24,500 per day.
5.	“Konkar Ormi” is fixed on a time charter for 20 – 30 days, at $16,750 per day.
6.	“Konkar Asteri” is performing her second Special Survey since March 6, 2025, and is expected to continue her employment in early April.
7.	“Konkar Venture” is performing her second Special Survey since February 27, 2025, and is expected to continue her employment at the end of March.

*	SPP: is SPP Shipbuilding Co., Ltd.

Hyundai: is Hyundai Heavy Industries

JNYS: is Jiangsu New Yangzi Shipbuilding Co Ltd

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

Under both time and spot charters on the vessels in the fleet, we are responsible for the technical management of the vessel and for maintaining the vessel, periodic dry-docking, cleaning and painting and performing work required by regulations. We have entered into a contract with Maritime to provide commercial, sale and purchase, and other operations and maintenance services to our MRs and Konkar Agencies for the dry-bulk carriers. Our vessel-owning subsidiaries have contracted with ITM, a third party technical manager and subsidiary of V. Ships Limited, to provide crewing and technical management to the MRs and Konkar Agencies for the dry-bulk vessels. Please see “– Management of Ship Operations, Administration and Safety” below. We intend to continue to outsource the day-to-day crewing and technical management of our fleet to ITM and Konkar. We believe that both ITM and Konkar Agencies have strong reputations for providing high quality technical vessel services, including expertise in efficiently managing tankers and dry-bulk carriers, respectively.

In the future, we may also place one or more of our vessels in pooling arrangements or on bareboat charters:

●	Pooling Arrangements. In pooling arrangements, vessels are managed by a single pool manager who markets a number of vessels as a single, cohesive fleet and collects, or pools, their net earnings prior to distributing them to the individual owners, typically under a pre-arranged weighting system that recognizes a vessel’s earnings capacity based on various factors. The vessel owner also pays commissions on pooling arrangements of at least 1.25% of the earnings, depending on vessel rating, and daily fee due the pool manager.

●	Bareboat Charters. A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer generally provides for all of the vessel’s operating expenses in addition to the voyage costs and assumes all risk of operation. A bareboat charterer will generally be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel, including dry-dockings and insurance.

Our Competitive Strengths

We believe that we possess a number of competitive strengths relative to other product tanker and dry-bulk shipping companies, including:

●	High Quality Fleet of Modern Mid-Sized Eco-Efficient Vessels. As of February 28, 2025, our product tankers had an average age of 10.6 years, compared to the average for the MR2 global fleet of 13.3 years. Our three MR tankers were built in South Korean shipyards. Our bulkers have an average age of 9.3 years compared to 8 years for the two vessel classes. Our two Kamsarmax were built in China and our Ultramax was built in Japan. All of our vessels are considered modern mid-sized eco-efficient units with Ballast Water Treatment System (“BWTS”) installed providing lower emissions and fuel consumption than older standard vessels. Two of our bulkers are equipped with scrubbers (and none of our tankers are equipped with scrubbers). We believe our vessels provide our customers with high quality and reliable transportation of cargos at competitive operating costs and operational flexibility. Owning a modern fleet reduces off-hire time, repairs and maintenance costs, including dry-docking expenses, and improves safety and environmental performance. Also, lenders are attracted to modern, well- maintained vessels, which can result in more reasonable terms for secured loans.

●	Established Relationships with Charterers. We have developed long-standing relationships with a number of leading tanker charterers, including major integrated and national oil companies, refiners, international trading firms and large vessel operators, which we believe will benefit us in the future as we continue to grow our business. Our tanker customers have included, among others, Trafigura, Vitol (Mansel), Chevron, Shell, PMI (a subsidiary of Pemex), ST Shipping (an affiliate of Glencore), Clearlake (a subsidiary of Gunvor), Sacor and CSSA. Given our recent but expanding presence into the dry-bulk sector, our historical customer based is limited. Konkar Agencies, the manager of our dry-bulk vessels, has many established customer relationships, including Norden, Oldendorf, ADM Intermare, Norvic Comerge and Engelhart. We strive to meet high standards of operating performance, achieve cost-efficient operations, reliability and safety in all of our operations and maintain long-term relationships with our customers. In concert with our technical manager, we constantly monitor and report the environmental impact of our vessels to address increasing industry-wide emissions concerns. We believe that our charterers value our fleet of modern, quality vessels as well as our management team’s industry experience. These attributes should allow us to continue to charter our vessels and expand our fleet.

●	Competitive Cost Structure. Even though we currently operate a relatively small number of vessels, we believe we are relatively cost competitive as compared to other companies in our industry. This is a result of our fleet profile, our experienced technical and commercial managers as well as the hands-on approach and substantial equity ownership in the Company by our management team. Moreover, a constant focus on operational improvements is a key component of our corporate culture. Our technical manager, ITM, manages 46 tankers, including our vessels as of February, 2025. Our technical and commercial management fees currently, effective January 1st, 2025, aggregate to $857 per day per MR and $873 per day for our bulkers, which are competitive within our sectors. Our collaborative approach between our management team and our external managers creates a platform that we believe is able to deliver excellent operational results at competitive costs and positions us for further growth. Total daily operational cost is a non-U.S. GAAP measure.

●	Well-Positioned to Capitalize on Improving Rates. We believe our current fleet of product tankers and dry-bulk carriers are positioned to capitalize when spot and time charter rates improve. As of March 21, 2025, we had four vessels contracted under short-term time charter and two undergoing Special Survey. As of March 21, 2025, 38% of our fleet’s remaining available days in 2025 were contracted, exclusive of charterers’ options. For any additional vessels we may acquire, we expect to continue to employ our mixed chartering strategy.

●	Experienced Management Team. Our three senior officers, led by our Chairman and Chief Executive Officer, Mr. Valentis, have combined over 100 years of industry experience in shipping, including vessel ownership, acquisitions, divestitures, new buildings, dry-dockings and vessel modifications, on-board operations, chartering, technical supervision, corporate management, legal/regulatory, accounting and finance. As of March 28, 2025, our senior management team owned over 58% of the Company’s outstanding common shares, creating a major financial incentive for the benefit of all of our stakeholders.

Our Business Strategy

Our principal objective is to own, operate and grow our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the tanker sector. Our strategy to achieve this objective includes the following:

●	Operate Diversified Fleet of Modern Mid-Sized Eco-Efficient Product Tankers & Dry-bulk Carriers. We intend to maintain a high quality fleet that meets rigorous industry standards and our charterers’ requirements with vessels that are built no later than 2013. We consider our fleet to be superior based on the specifications to which our vessels were built and the reputation of each of the shipyards that built the vessels. We believe that our customers prefer the better reliability, fewer off-hire days and greater operating efficiency of modern, high quality vessels. All of our vessels are eco-efficient designed which offer the benefits of lower bunker fuel consumption and reduced emissions. In addition, two of our dry-bulk carriers are fitted with scrubbers which clean exhaust gas while running on cheaper HSFO bunkers, thus providing us a competitive advantage to many older non-scrubber bulkers. We also intend to maintain the quality of our fleet through ITM and Konkar Agencies’ comprehensive planned and preventive maintenance programs.

●	Opportunistically Grow the Fleet in a Disciplined Way. Given strong market conditions over the last couple of years, asset prices were historically high in both of our sectors, but started to soften in the second half of 2024. Consequently, we plan to prudently allocate capital to selectively expand our fleet through acquisitions of modern second-hand vessels and other transactions that are attractive to shareholders. We believe that demand for tankers will expand as trade routes for liquid cargoes continue to evolve to developed markets, such as those in the U.S. and Europe, and as changes in refinery production patterns in developing countries such as China and India, as well as in the Middle East, contribute to increases in the transportation of refined petroleum products. Further, certain major geopolitical events, such as the Ukraine War and the Middle East conflicts, as well as unusual weather disturbances, such as, the severe drought which effected transits through the Panama Canal during 2023-24, have increased vessel ton-miles within our sectors which led to further improvement in chartering activity. We believe that our fleet of MRs, among the workhorse of the industry, will enable us to serve our customers across the major tanker trade routes and to continue to develop a global presence. We have strong relationships with reputable owners, charterers, banks and shipyards, which we believe will assist us in identifying attractive vessel acquisition opportunities. We intend to focus primarily on the acquisition of IMO II and III class eco- MR tankers built in 2013 or younger, which have been built in Tier 1 Asian shipyards and have modern bunker efficient designs given demands for lower bunker consumption and concerns about environmental emissions. Additionally, we expect to continue our recent expansion into the dry-bulk sector by looking to acquire more modern mid-sized eco-carriers from 46- 84 K dwt. Carriers of this size are considered the workhorse for the dry-bulk sector due to the operating flexibility, breathe of ports. loading/discharge capabilities and diversity of cargos. We will also consider acquisitions of newbuild vessels (also called re-sales), which typically have lower operating costs and emissions, and of fleets of existing vessels when such acquisitions are accretive to stockholders or provide other strategic or operating advantages to us.

●	Optimize the Operating Efficiency of our Fleet. We evaluate each of our existing and future vessels regarding their operating efficiency, and if we believe it will advance the operation of our fleet and benefit our business, we may make vessel modifications to improve fuel consumption and meet stricter environmental standards. We will consider making such modifications when the vessels complete their charter contracts or undergo scheduled dry-docking, as we have done in the past for the installation on our MRs of ballast water treatment systems in order to meet environmental regulations, or with new acquisitions, at the time we acquire them. Among the modifications or enhancements that we consider, made and may make in the future to our vessels include: fitting devices that reduce main engine bunker consumption without reducing available power and speed; fitting devices that improve bunker combustion and therefore bunker consumption for auxiliary equipment; efficient electrical power generation and usage; minimizing hull and propeller frictional losses; systems that allow for optimized routing; and systems that allow for improved maintenance, performance monitoring and management. We have evaluated and successfully installed in vessels a variety of technologies and equipment that have resulted in operating efficiencies, including lower consumption and emissions. For example, we have deployed a software program which helps on-board management to optimize vessel performance and fuel consumption in light of changing weather, including sea conditions. Additionally, in Spring 2025, we are installing Shneekluh ducts during the scheduled second surveys of the Konkar Venture and Konkar Asteri, which should reduce daily fuel consumption by up to 7% and lower emissions. We will continue to build on our experience with these and other programs and seek methods to efficiently improve the operational performance of our vessels while keeping costs competitive and meet full regulatory compliance, increasing environmental standards and customer demands.

●	Utilize Portfolio Approach for Commercial Employment. We expect to employ the vessels in our fleet under a mix of spot and time charters (with and without profit share), bareboat charters and pooling arrangements. We expect to diversify our charters by customer and staggered duration. In addition, any long-term time charters we enter into with a profit sharing component will offer us some protection when charter rates decrease, while allowing us to share in increased profits in the event rates increase. We believe the historical seasonal variances between the product tanker and dry-bulk sectors may help smooth the spot chartering results of our fleet on a quarterly basis. The use of cheaper HSFO bunker fuel permits our scrubber-fitted dry-bulkers to achieve higher utilization as well as a charter rate premium which was estimated to be at least $500 per day as of mid- March, 2025. We believe that this portfolio approach to vessel employment is an integral part of risk management which will provide us a base of stable cash flows while providing us the optionality to take advantage of rising charter rates and market volatility in the spot market.

●	Preserve Strong Safety Record and Commitment to Customer Service and Support. Maritime, ITM and Konkar Agencies have strong histories of complying with rigorous health, safety and environmental protection standards and have excellent vessel safety records. We expect to continue to meet charterers’ and lenders reporting requirements of vessel emissions. We intend to maintain these high standards in order to provide our customers with a high level of safety, customer service and support, including meeting any reporting requirements of environmental emissions as part of monitoring and reporting on their supply chain.

●	Maintain Financial Flexibility. We intend to maintain financial flexibility to expand our fleet by targeting a balanced capital structure of debt and equity with reasonable liquidity. As part of our risk management policies, depending on the chartering environment, we intend to enter into time charters for many of the vessels we acquire, which provide us predictable cash flows for the duration of the charter and attract lower-cost debt financing at more favorable terms. We believe this will allow us to build upon our strong commercial lending relationships and optimize our ability to access the public capital markets to respond opportunistically to changes in our industry and financial market conditions.

●	Support Good Environmental, Social and Governance Standards. We comply with all current vessel environmental regulations, and continue to monitor and record vessel emissions and hazardous materials inventory. We emphasize operational safety and quality maintenance for all our vessels and crews. We try to ensure a productive work environment on board and on shore in order to meet all safety and health regulations, labor conditions and respect for human rights. Our outsourcing of technical, commercial and administrative management services to ITM, Maritime and Konkar Agencies are critical to effectively achieve these objectives. Lastly, we are committed to good corporate governance standards as a fully compliant, publicly-listed company in the U.S.

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

Head Management Agreement and Ship Management Agreements with Maritime.

Headquartered in Maroussi, Greece, Maritime was formed in May 2007 by our founder and Chief Executive Officer to take advantage of opportunities in the tanker sector. Maritime’s business employs or receives consulting services from 10 people in four departments: technical, operations, chartering and finance/accounting. We entered into a head management agreement with Maritime (the “Head Management Agreement”) pursuant to which they provide us and our product tankers, among other things, with ship management services and administrative services. Under the Head Management Agreement, each wholly-owned subsidiary that owns a product tanker in our fleet also enters into a separate ship management agreement with Maritime. Maritime provides us and our tankers with the following services: commercial, sale and purchase, provisions, insurance, bunkering, operations and maintenance, dry-docking and newbuilding construction supervision. Maritime also provides administrative services to us such as executive, financial, accounting and other administrative services, including our dry bulk JVs for which it is paid $150 per day/vessel. As part of its responsibilities, Maritime supervises the crewing and technical management performed by ITM for all of our tanker vessels. In return for such services, Maritime receives from us:

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

The Ship-Management Fees and the Administration Fees are subject to annual adjustments to take into account inflation in Greece or such other country where Maritime was headquartered during the preceding year. In 2022, the Ship-Management Fees and the Administration Fees were increased by 1.23% in line with the average inflation rate in Greece in 2021 and were $336 per day per ship and $1.7 million annually, respectively. For 2023, and effective January 1, 2023 the Ship-Management Fees and the Administration Fees were increased by 9.65% in line with the average inflation rate in Greece in 2022 and were $368 per day per ship and $1.8 million annually, respectively. For 2024, and effective January 1, 2024 the Ship-Management Fees and the Administration Fees were increased by 3.5% in line with the average inflation rate in Greece in 2023 and were $381 per day per ship and $1.9 million annually, respectively. Effective January 1, 2025, the Ship-Management Fees and the Administration Fees for 2025 were increased by 2.74% in line with the average inflation rate in Greece in 2024 to $391 per day per ship and $1.9 million annually, respectively. We believe these amounts payable to Maritime are competitive to many of our U.S. publicly listed product tanker competitors, especially given our relative size. We anticipate that once our fleet reaches 15 tankers, the fee that we pay to Maritime for its ship management services for vessels in operation will recognize a volume discount in an amount to be determined by the parties at that time.

The Head Management Agreement was automatically renewed on March 23, 2025 for a five-year period and may be terminated by either party on 90 days’ notice prior to March 23, 2030.

For more information on our Head Management Agreement and our ship management agreements with Maritime, please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

Ship Management Agreements with ITM. We outsource the day-to-day technical management of our product tankers to an unaffiliated third party, ITM, which has been certified for ISO 9001:2008 and ISO 14001:2004. Each vessel-owning subsidiary that owns a tanker vessel in our fleet under a time or spot charter also typically enters into a separate ship management agreement with ITM. ITM is responsible for all technical management, including crewing, maintenance, repair, dry-dockings and maintaining required vetting approvals. In performing its services, ITM is responsible for operating a management system that complies, and ITM ensures that each vessel and its crew comply, with all applicable health, safety and environmental laws and regulations. In addition to reimbursement of actual vessel related operating costs, we also pay an annual fee to ITM which in 2024 was $167,500 per vessel (equivalent to $458 per day). This fee is reduced to the extent any vessel ITM manages is not fully operational for a time, which is also referred to as any period of “lay-up.”

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

Commercial and Technical Ship Management Agreements with Konkar Agencies. Headquartered in Maroussi, Greece, Konkar Agencies has been providing a full range of commercial and technical ship management services to the dry-bulk sector for over 50 years. Konkar Agencies employs 10 staff. The terms and conditions of these service agreements would be similar to those provided by Maritime and ITM. Besides our three bulkers, “Konkar Ormi”, “Konkar Asteri” and “Konkar Venture”, Konkar Agencies provides these vessel management services to two other mid-sized dry-bulk carriers, which are controlled by Mr. Valentis, our Chairman and CEO. None of the affiliated owned bulkers are fitted with scrubbers which is a competitive disadvantage to two of our carriers, otherwise vessel operations are comparable. For 2025, we pay an aggregate fee to Konkar Agencies for the vessel management services of $873 per day for each bulkers which is the same daily fee charges to the affiliated dry-bulk carriers and competitive within the dry-bulk industry.

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

Risk Management and Insurance

General

The operation of any cargo carrying ocean-going vessel embraces a wide variety of risks, including the following:

●	Physical damage to the vessel:

➢	mechanical failure or damage, for example by reason of the seizure of a main engine crankshaft;
➢	physical damage to the vessel by reason of a grounding, collision or fire; and
➢	other physical damage due to crew negligence, such as, battering of the vessel’s hull during discharge of dry-bulk cargoes with grabs or cranes.

●	Liabilities to third parties:

➢	cargo loss or shortage incurred during the voyage;
➢	damage to third party property, such as during a collision or berthing operation;
➢	personal injury or death to crew and/or passengers sustained due to accident; and
➢	environmental damage, for example arising from marine disasters such as oil spills and other environmental mishaps.

●	Business interruption and war risk or war-like operations:

➢	this would include business interruption, for example by reason of political disturbance, strikes or labor disputes, or physical damage to the vessel and/or crew and cargo resulting from deliberate actions such as piracy, war-like actions between countries, terrorism and malicious acts or vandalism.

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

The following table sets forth information regarding the insurance coverage on our fleet of six vessels as of March 21, 2025.

Type	Aggregate Sum Insured For All Vessels in our Existing Fleet
Hull and Machinery	$230.0 million
War Risk	$230.0 million
Protection and Indemnity (“P&I”)	Pollution liability claims: limited to $1.0 billion per vessel per incident

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

Competition

We operate in international markets that are highly competitive. As a general matter, competition is based primarily on the supply and demand of commodities and the number of vessels operating at any given time. We compete for charters, in particular, on the basis of price and vessel location, size, age and condition, as well as the acceptability of the vessel’s operator to the charterer and on our reputation. We will arrange charters for our vessels typically through the use of brokers, who negotiate the terms of the charters based on market conditions. Competition for product tankers arises primarily from other owners, including major oil companies as well as independent tanker companies. Competition within the dry-bulk sector ranges from major international producers and traders of various dry-bulk commodities to a long list of ocean freight service companies. Many of these competitors have substantially greater financial and other resources than we do. Although we believe that no single competitor has a dominant position in the markets in which we compete, the trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which will likely result in greater competition to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Ownership of product tankers and especially dry-bulk carriers is highly fragmented and is divided among publicly listed companies, state-controlled owners and independent shipowners, some of which also have other types of tankers or vessels that carry diverse cargoes. A couple of our U.S. publicly listed competitors in the product tanker sector include Scorpio Tankers Inc. and Ardmore Shipping Corporation. In the dry-bulk sector, U.S. publicly listed competitors include, amongst others, Globus Maritime Limited and Star Bulk Carriers Inc.

Customers

We market our product tankers and related freight services to a broad range of customers, including international commodity trading companies, national oil companies, major integrated oil and gas companies and refiners. Our dry-bulk shipping services are marketed to large worldwide list of producers and traders of minor and minor commodities as well as other large shipping companies.

Our significant customers that accounted for more than 10% of our revenues in 2023 and 2024 were as follows:

Charterer	Year ended December 31,
	2023	2024
Trafigura Maritime Logistics Pte. Ltd.	43%	20%
P.M.I. Trading Designated Activity Company	24%	31%
Clearlake Shipping Pte. Ltd.	18%	—
Mansel	—	15%
Total	85%	66%

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

As of December 31, 2024, we had $3.5 million trade receivable outstanding related to our customers that accounted more than 10% of our revenues during 2024, of which $2.9 million has been subsequently collected as of March 21, 2025. We do not believe that we are dependent on any one of our key customers. In the event of a default of a charter by any of our key customers, we could seek to re-employ the vessel in the spot or time charter markets, although the rate could be lower than the charter rate agreed with the defaulting charterer.

Environmental, Social and Governance Practices

We are committed to implementing and monitoring Environmental, Social and Governance (ESG) practices throughout our organization. Regarding these matters, the following summarizes our efforts which are evolving and should further develop over time.

Environmental

We are primarily engaged in the global transportation of refined petroleum products and dry-bulk commodities. We recognize that greenhouse gas emissions, which are largely caused by consumption of fossil fuels, contribute to the warming of the climate. The shipping industry, which is heavily dependent on the burning of such fuels, faces the dual challenge of reducing its carbon footprint by transitioning to the use of low-carbon fuels while meeting demands throughout the global energy value chain. Our environmental initiates are:

●	Executing on a renewal program to purchase modern, more technologically advanced product tankers that have enhanced the energy efficiency of our fleet, reduced fuel consumption and lower GHG emissions on a ton-mile basis as well as to sell older, less efficient, less environmentally -friendly vessels;

●	Selectively purchasing modern eco-efficient mid-sized dry-bulk carriers that provide operational flexibility and greater efficiency and may be fitted with scrubbers which reduce GHG emissions;

●	Through our operations department, and with the assistance of our external managers, ITM and Konkar Agencies, using vessel performance optimization software to monitor vessel operating performance, weather and maritime conditions as well as fuel consumption;

●	At dry-dockings, selectively applying high specification hull coatings and, if design permit, installing various energy saving devices, such as, mews ducts, PBCF (Propeller Boss Cap Fins), WED (Wake Equalizing Ducts) etc., to improve vessel performance and reduce fuel consumption;

●	Retrofitting the installation of BWTS on our vessels to comply with all applicable environmental regulations;

●	Reducing sulfur emissions by following strategies to comply with the IMO fuel regulations which went into effect in January 2020;

●	Collecting and analyzing data from our vessels with the objective of reducing fuel consumption and CO2 emissions and provide relevant data to our customers and lenders, as requested;

●	Monitoring and promptly reporting vessel GHG data to our classification societies for the calculation and independent verification of emissions allowances under the recently implemented EU Emissions Trading System (“ETS”);

●	Complying with the EU’s requirements relating to any inventories of hazardous materials on board our vessels;

●	Implementing an IMO 2023 compliance plan for vessels within our fleet in which we have installed energy saving devices and applied high performance paint systems, among other initiatives;

●	Committing to practice environmentally and socially responsible ship recycling and to report any hazardous materials contained in a vessel’s structure and equipment as a signatory to the Maltese Ship Recycling Registration; and

●	Maintaining operational excellence within our fleet to ensure continued compliance with all relevant regulatory environmental standards.

Social

Given the history, varying cultures and nature of vessel operations, modern social practices within international shipping can be challenging. ITM and Konkar Agencies are responsible for the crews on our vessels. Our initiatives are as follows:

●	Abiding by equal opportunity employer guidelines and promoting diversity in the workforce;

●	Complying with the International Transport Workers’ Federation agreement which regulates the employment conditions for our seafarers;

●	Monitoring ITM and Konkar Agencies’ on-board crew health and safety management systems; and

●	Volunteering with, and donating to, various local charities and causes, including the seafarers.

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

Overall, seaborne trade in Products grew by a compound annual growth rate (CAGR) of 0.8% between 2015 and 2024, rising from 963 million tons to 1,035 million tons. The outbreak of COVID-19 severely affected the demand for crude oil and refined petroleum products in 2020 as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. Demand for crude oil and refined products recovered in 2021 driven by robust economic growth, rising vaccination rates, and higher mobility levels. Global economic recovery coupled with the energy crisis, which started in October 2021, provided a further boost to oil demand in 2022. World seaborne tanker trade volume growth and global GDP growth have shown a moderate correlation of 51.8% during 2001-24. The general trend is that as economies grow, so does the demand for energy, including refined petroleum products.

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

Global seaborne tanker trade grew 3.2% per annum in 2022 and 2023, driven by robust oil demand and increased chemical trade. Oil demand benefited from the post-COVID-19 rebound in China’s oil consumption and a healthy growth in demand in developing countries of Asia and Latin America. Firm demand for vegoils from India and China strengthened the chemical tanker trade. However, global seaborne tanker trade (includes crude oil, oil products and chemicals) declined 2% year-over-year (“YoY) in 2024 mainly due to relatively weak Chinese oil demand and the slowdown in naphtha demand due to challenging economic conditions in China and low demand in Japan and Taiwan. Diesel demand was relatively weak due to lackluster industrial activity.

In the long run, regulations such as CII may squeeze tonnage availability due to scrapping of old non-complaint vessels and slow steaming. Meanwhile, the share of alternative-fuel capable vessels in the orderbook continues to increase as shipowners aim for a more efficient fleet. In addition, these regulations may also lead to increased scrapping and fleet renewal.

World seaborne tanker trade volumes

Year	Crude Oil		Oil Products			Chemicals		Total	Global GDP **
	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	Billion $	% y-o-y
2014	1,893	-0.9%	914	1.1%	252	-0.1%	3,060	-0.2%	79,060	2.7%
2015	1,963	3.7%	963	5.3%	266	5.4%	3,191	4.3%	74,829	-5.4%
2016	2,050	4.4%	999	3.8%	267	0.6%	3,317	3.9%	76,022	1.6%
2017	2,109	2.9%	1,043	4.3%	283	5.8%	3,435	3.6%	80,716	6.2%
2018	2,096	-0.6%	1,055	1.1%	293	3.4%	3,443	0.2%	85,690	6.2%
2019	2,061	-1.7%	1,036	-1.8%	305	4.2%	3,401	-1.2%	87,552	2.2%
2020	1,885	-8.5%	931	-10.1%	301	-1.2%	3,117	-8.3%	83,845	-4.2%
2021	1,877	-0.4%	995	6.9%	307	1.8%	3,179	2.0%	96,488	15.1%
2022	1,929	2.8%	1,015	2.0%	301	-1.8%	3,245	2.1%	100,135	3.8%
2023	2,014	4.5%	1,047	3.1%	304	0.9%	3,366	3.7%	105,192	5.1%
2024*	1,963	-2.6%	1,035	-1.1%	300	-1.3%	3,299	-2.0%	104,500	-0.7%
CAGR (2020-2024)	1.0%		2.7%		-0.1%		1.4%		5.7%
CAGR (2015-2024)	0.0%		0.8%		1.4%		0.4%		3.8%

Provisional estimates

Note: Provisional number. Historical trade numbers have been revised based on changes in the number of reported countries, change in trade estimates for some of the reported countries, etc.

Source: Drewry, IMF

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

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2010 and 2019, refinery throughput in the OECD Americas and OECD Asia Oceania moved up 6.5% and 1.5% to 19.1 mbpd and 6.8 mbpd, respectively, whereas refining throughput in OECD Europe declined 0.5% to 12.2 mbpd. Cumulatively, this resulted in OECD’s refining throughput of 38.1 mbpd in 2019, totaling 46.6% of global refinery throughput. However, in 2020 refinery throughput of all OCED regions declined in double digits with the OECD refinery throughput falling 13.4% to 33.1 mbpd and accounting for 44.5% of the global refinery throughput. The demand destruction due to the pandemic led to a decline in refining activity in almost every region except China. After a record drop in 2020, global refinery runs gathered steam in 2021 with improvement in oil demand, but high prices led to drawdowns in inventory of refined products, limiting the gains in refinery runs to some extent. In the last three years (2021-23), refinery throughput continued to increase globally, mainly driven by higher demand. However, global refinery throughput grew 0.7% YoY in 2024, relatively lower than 1.1% YoY in 2023 and 2.9% YoY in 2022, mainly due to a decline in refinery runs in China.

Nearly 0.26 mbpd of new refining capacity in Asia (Other than China), 0.13 mbpd in Middle East, 0.06 mbpd each in Africa and China are scheduled to come online in 2025 with nearly 0.36 mbpd existing refinery capacity in OECD countries expected to be phased out during the same year. As a result of these developments, countries such as India and Saudi Arabia have consolidated their positions as major exporters of products. The shift in refinery capacity is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East. From 2025 to 2029, the anticipated net additions to refinery capacity are 2.1 mbpd, or 2% of the global refinery capacity at the end of 2024.

Planned additions to global refining capacity (1)

(Million barrels per day)

(1)	Assumes all announced plans go ahead as scheduled

Source: IEA

The Product Tanker Fleet

As of February 28, 2025, the worldwide product tanker fleet comprised of 3,254 vessels with a combined capacity of 179.5 million dwt including 1,733 MR2 vessels with 83.8 million dwt. Future supply will be affected by the size of the newbuilding orderbook. As of February 28, 2025, there were 513 product and product/chemical tankers on order, equivalent to 15.8% of the existing fleet by units and 20.6% of the existing fleet by dwt. The MR2 orderbook was equivalent to 16.3% of the existing MR2 fleet by units and 16.7% by dwt. The existing orderbook-to-fleet ratio for product tankers is substantially lower than ~25% in 2009. A total of 247 vessels (including 136 MR2) were ordered in 2024, of which 82 vessels (including 40 MR2) will be scrubber-fitted ships. Orders for 4 MR2 (zero scrubbers) were placed in the first two months of 2025.

Based on the existing orderbook and scheduled deliveries as of February 28, 2025, nearly 10.1 million dwt is expected to be delivered in the next 10 months of 2025, 13.4 million dwt in 2025 and 13.5 million dwt in 2026 and beyond. 87 newbuild MR2 vessels with an aggregate capacity of 4.3 million dwt are expected to join the global product tanker fleet in the next 10 months of 2025. In recent years, however, the orderbook has been affected by the non-delivery of vessels (sometimes referred to as “slippage”), which in certain years has been as high as 35% of the scheduled deliveries. Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while others were due to vessel cancellations. Slippage is likely to remain an issue going forward and, as such, it will have a moderating effect on product tanker fleet growth over the next two years. The spread of COVID-19 resulted in substantially higher slippage of MR2 vessels in 2020 at 12% (based on number of vessels) compared with 10.8% in 2019. Slippage increased to 14.1% in 2021 for MR2 vessels as shipowners postponed delivery due to softer product tanker charter market. Slippage increased slightly to 15% in 2022. With firm charter rates, slippage declined to 9.7%% in 2023 for MR2 vessels. Slippage increased to 13.3% in 2024 for MR2 vessels. For the period 2019-24, the average annual slippage rate was 10.6% for MR2 tankers, based on number of vessels.

Tanker supply is also affected by vessel scrapping or demolition and the removal of vessels through loss and conversion. As a product tanker ages, vessel owners often conclude that it is more economical to scrap the vessel that has exhausted its useful life than to upgrade it to maintain its “in-class” status. Often, particularly when tankers reach approximately 25 years of age (less in the case of larger vessels), daily running expenses, costs of conducting the class survey, performing required repairs and upgrades for environmental compliance become inefficient and potentially uneconomical. A spike in vessel earnings in Spring, 2020 compared to 2019 led to a decline in demolitions and 21 product tankers with an aggregate capacity of 876 thousand dwt were sent to the scrapyards. Demolition surged in 2021 with relatively weak crude and product tanker earnings with 70 product tankers aggregating 3.4 million dwt were sold to scrapyards (33 MR2 tankers totaling 1.5 million dwt). High charter rates in 2022 curbed demolitions with 16 tankers aggregating 1.0 million dwt demolished (including 9 MR tankers aggregating 0.4 million dwt). Relatively high charter rates curtailed the demolitions in 2023 with eight tankers aggregating 0.3 million dwt demolished (including 4 MR tankers aggregating 0.2 million dwt). Robust freight rates, near-record asset prices and longer correction window to meet IMO emission reduction requirements curbed demolition in 2024 with three tankers aggregating 0.2 million dwt demolished (including 3 MR tankers aggregating 0.2 million dwt).

As of February 28, 2025, four product tanker have been scrapped in YTD 2025. In 2024 the average one-year time charter rate for an MR2 was $27,608 per day, up significantly from the last five-year average of $20,330 per day. The average age of the global product and product/chemical fleet was 14.2 years as of February 28, 2025.

The age profile data indicates that the more sophisticated product/chemical fleet is generally younger than its straight product tanker counterpart. The average age of MR2 product tankers is 16.3 years whereas for MR2 product/chemical tankers, the average age is 12.2 years. As on February 28, 2025 the average age of global MR2 fleet was 13.3 years. Nearly 16.0% (15.0% dwt. capacity) of product tankers (277 vessels) in the global MR2 fleet are over 20 years of age.

In 2020, the tanker market underwent unprecedented turbulence due to the outbreak of COVID-19. The sudden demand destruction due to lockdown measures and limited availability of onshore storage led to a surge in demand for tankers for floating storage of crude oil as well as refined products. However, reduced crude oil production and refinery runs since May 2020 and gradual recovery in demand led to the continuous decline in vessel earnings in the latter half of the year as several vessels locked-in for floating storage re-joined the trading fleet. In 2021, freight rates declined on account of inventory de-stocking and more vessels joining the supply from floating storage. Freight rates surged in 2022 as the short-haul trade between Europe and Russia was replaced by the long-haul trade between Europe and the Middle East/US following the Russia-Ukraine crisis. Increased oil demand and a continued shift in the trade patterns supported freight rates in 2023. In 1Q24, spot rates got a boost due to Red Sea disruptions with many Europe-bound tankers avoiding the Suez Canal and being diverted to a significantly longer route via the Cape of Good Hope. However, spot rates reduced in the following quarters on account of relatively weak demand and crude tankers entering the clean petroleum products trade.

The second-hand sale and purchase market has traditionally been relatively liquid, with tankers changing hands between owners on a regular basis. Second-hand prices peaked over the summer of 2008 and have since followed a similar path to both freight rates and newbuilding prices. Increase in newbuild prices in 2021 despite weak vessel earnings was fueled by the increased bargaining power of shipyards that have emerged as price setters with yards flushed with excess ordering, albeit from other shipping sectors, and are hence hard pressed for time for any new orders. Robust chartering conditions and the uptrend in newbuild tanker prices coupled with higher demolition prices pushed up second-hand vessel prices. An upswing in vessel values in 2H 2022 was as a result of muted fleet expansion and higher freight rates. Newbuilding prices increased due to the higher cost of raw materials (mainly steel) and limited shipyard slots. Higher freight rates supported the rise in secondhand prices in 2023. After remaining firm until September 2024, secondhand prices softened from October 2024 due to decline in freight rates.

Newbuild prices continued to firm up in 2023 and 2024 due to increased labour costs and high inflation. Increased tonnage utilisation of yards due to the existing LNG vessel and container vessel orders has also supported newbuilding prices.

Traditionally, fossil fuel-based energy sources such as oil, natural gas and coal have propelled the global economy, but their share has been declining over the past few years from 86.9% in 2011 to 81.4%% in 2023, with the share of oil declining from about 33% in 2011 to 31.7% in 2023. However, the energy transition from fossil fuel-based energy to renewable sources of energy is currently underway which has received a boost from the accelerated sales of electric vehicles, even though their share in total sales was a meagre 2.5% in 2019. As the cost of electric vehicles becomes competitive against internal combustion engine vehicles, and charging infrastructure is developed across the world, sales of electric vehicles are expected to gain momentum, reducing the demand for gasoline and diesel in the long run. Increasing focus on decarbonization will impact global oil demand going forward but the demand for naphtha and jet fuel is likely to remain robust and will be a key driver of global trade in crude and refined petroleum products.

Major product tanker trade routes

Source: Drewry

Dry Bulk Shipping Industry

The world dry bulk fleet is divided into four main categories of vessels based on their dwt. The type of cargo transported by the dry bulk vessels is broadly the same across size segments. However, specific cargo can be carried by specific size segments on some specific routes. For example, bauxite, part of the minor bulk trade, is shipped in Capesize vessels on the Guinea-China route. Capesizes usually carry iron ore while coal can be shipped in both Capesize and Panamax vessels on the Australia-China route. In recent years, two newer types of vessels, Ultramax and Kamsarmax, were introduced within the Supramax and Panamax categories, respectively.

Overview of Dry Bulk Trade and Shipping Demand

The dry bulk market is characterized by large volumes of trade between specific economies, with cargo divided into major bulk and minor bulk. While iron ore, coal, and grain comprise major bulk, minor bulk includes commodities ranging from bauxite and soybean to metal concentrates and salt. Bauxite and soybean are traded in larger volumes, whereas concentrates and salt are traded in small volumes. Iron ore and coal constitute the major share of dry bulk trade, contributing the most to the ton-mile demand. In 2024, iron ore and coal comprised about 37% and 28%, respectively, of the total global dry bulk trade in million tons, making up approximately 43% and 24%, respectively, of the ton-mile demand. The dry bulk trade recorded a robust CAGR of approximately 2.1% between 2015 and 2024 in million tons. However, the entire dry bulk trade has grown at a modest CAGR of approximately 1.9% in the last five years, based on volume, with a substantial rise in grain trade (CAGR growth of 2.3% during the same period). Modest growth in the dry bulk trade is mainly due to economic uncertainty brought on by the COVID-19 pandemic. World seaborne dry bulk trade volume growth and global GDP growth during 2000-24 have shown a correlation of 58%, suggesting a moderate relationship in these years. Global GDP is a very broad figure and since dry bulk commodities, which have usage across industries, are moving in tandem with the GDP by more than 50%, it gives a good indication of GDP growth leading to increased dry bulk trade. China commands a significant place in dry bulk imports of many commodities such as iron ore, coal, soybean, bauxite, etc. and as such the overall correlation between world seaborne dry bulk trade growth and Chinese GDP growth comes slightly higher at 59% during the same period.

The COVID-19 outbreak and the Russia-Ukraine crisis led to a change in trade patterns over the past few years. China, the world’s biggest consumer and producer of steel, commands an important position in the dry bulk market by volume (in million tons). The country imports more than 65% of global iron ore by volume and is a crucial importer of coal, grains, and minor bulk. As the pandemic-led lockdowns hampered industrial activity, steel production contracted in 2020, leading to a massive decline in coal imports during the year. The impact of the pandemic on the demand for iron ore was evident in the 2022 calendar year as China’s manufacturing activity and real estate market remained subdued due to subsequent lockdowns. Brazil’s iron ore exports by volume (in million tons) to China declined approximately 3% in 2022 after having contracted about 2% in 2021.

Dry bulk trade bounced back in 2023 after contracting in 2022 mainly driven by increased coal (up 11.8% YoY), grain (up 3.4% YoY), and minor bulk trades (up 2.8% YoY). China’s thermal coal imports surged in 2023 due to the high demand for electricity coupled with historically low hydropower output. Global dry bulk trade grew 1.2% YoY in 2024 compared to 5.2% YoY in 2023 as iron ore trade increased at a slower pace compared to 2023 and coal demand contracted. On the positives, grain (up 3.6% YoY) and minor bulk trade (up 4.3% YoY) increased.

The shift in trade patterns as a result of the unprecedented drought in the Panama Canal which started in 2023. This drought impacted vessel traffic, port congestion and forced the authority to reduce the number of vessels transiting the canal through mid-2024. The bulk segment was affected the most as shippers carrying crops from the USGC to Asia started sailing via the Suez Canal, paying higher freight costs to avoid traffic snarls and thereby adding ton miles. However, with the Suez and Gulf of Aden under Houthis attack, this route also created uncertainty and forced vessels to take the even longer route through the Cape of Good Hope.

World seaborne dry bulk trade volumes

	Iron ore		Coal		Grain		Minor Bulk		Total		Global GDP (IMF)
Year	Million tons	% YoY	Million tons	% YoY	Million tons	% YoY	Million tons	% YoY	Million tons	% YoY	% YoY
2014	1,370	7.2%	1,256	-0.1%	297	11.1%	938	-3.5%	3,861	2.3%	3.5%
2015	1,397	2.0%	1,191	-5.1%	305	2.4%	946	0.9%	3,839	-0.6%	3.4%
2016	1,461	4.6%	1,214	1.9%	318	4.5%	960	1.5%	3,954	3.0%	3.3%
2017	1,519	3.9%	1,244	2.4%	333	4.8%	1,000	4.2%	4,096	3.6%	3.8%
2018	1,571	3.4%	1,293	4.0%	326	-2.3%	1,124	12.4%	4,314	5.3%	3.6%
2019	1,567	-0.3%	1,309	1.2%	344	5.5%	1,129	0.4%	4,348	0.8%	2.8%
2020	1,620	3.4%	1,187	-9.3%	369	7.4%	1,133	0.4%	4,308	-0.9%	-2.8%
2021	1,636	1.0%	1,231	3.7%	402	9.0%	1,223	8.0%	4,493	4.3%	6.3%
2022	1,582	-3.3%	1,208	-1.9%	398	-1.0%	1,177	-3.8%	4,366	-2.8%	3.4%
2023	1,666	5.3%	1,322	9.4%	390	-2.1%	1,214	3.2%	4,593	5.2%	3.2%
2024	1,700	2.0%	1,277	-3.4%	404	3.6%	1,267	4.3%	4,648	1.2%	3.2%
CAGR (2015-2024)	2.2%		0.8%		3.2%		3.3%		2.1%

Dry Bulk fleet

As of February 28, 2025, the worldwide dry tanker fleet comprised 14,176 vessels with a combined capacity of 1,038.6 million dwt including 7,799 Supramax and Panamax vessels, aggregating 519 million dwt capacity. Future supply will be affected by the size of the newbuilding orderbook. As of February 28, 2025, there were 1,348 dry bulk vessels on order, equivalent to 9.5% of the existing fleet by units and 10.4% of the existing fleet by dwt. The combined orderbook of Supramax and Panamax was equivalent to 14.1% of their combined existing fleet by units and 14.2% by dwt. The existing orderbook-to-fleet ratio for dry bulk is lower than ~50.3% in 2010 and ~10.6% in 2016. A total of 495 vessels (including 216 Supramax, 279 Panamax, 128 Ultramax and 168 Kamsarmax vessels) were ordered in 2024, of which 67 vessels (including 11 Supramax, 56 Panamax, 6 Ultramax and 53 Kamsarmax vessels) will be scrubber-fitted. One Supramax, 9 Panamax, zero Ultramax and 7 Kamsarmax vessels were ordered in the first two months of 2025 (zero scrubber-fitted). The average age of both global Supramax and Panamax fleet is 12.1 years as of 28 February 2025. There are 519 Supramax and 450 Panamax vessels more than 20 years old, which represent 11.7% and 13.4%, respectively, of the global fleet.

Based on the existing orderbook and scheduled deliveries as of February 28, 2025, nearly 32.4 million dwt is expected to be delivered in the next 10 months of 2025, 39.7 million dwt in 2026, 25.7 million dwt in 2027, and 10.3 million dwt in 2028 and beyond. 227 newbuild Supramax (12.3 mdwt) and 150 newbuild Panamax (11.7 mdwt) vessels with an aggregate capacity of 24.0 million dwt are expected to join the global dry bulk fleet in the next 10 months of 2025.

New orders in the dry bulk shipping industry did not pick up in line with the high charter rates and significant earnings potential after the pandemic. Drewry believes it was in part because shipyards were inundated with orders for container vessels and LNG carriers. At the same time, shipowners were unsure about the low- or zero-carbon propulsion system that will enable ships to conform to the upcoming environmental regulations. As a result, the dry bulk fleet grew at a slow rate of about 3% (based on dwt) in 2022, 3.1% in 2023 and 3.2% in 2024. Additionally, the dry bulk orderbook comprises 97 alternative-fueled vessels, primarily for larger vessels, indicating owners prefer alternative-fueled vessels for new orders given new regulations requiring vessels with lower emissions.

Demolitions of dry bulk vessels remained particularly low in 2018 and 2019 as shipowners awaited the IMO regulations on sulfur, which became effective in the 2020 calendar year. A similar trend was observed in 2021 and 2022 before the IMO regulations on EEXI and CII were effective. The exceptionally high dry bulk freight rates in 2021 discouraged substantial demolitions of dry bulk vessels. Demolition activity surged in 2023 and 2024 after declining in 2021 and 2022 owing to lower freight rates. Supramax and Panamax were the main types of vessels demolished. During the period 2029-2024, the average annual number of Supramax and Panamax carriers scrapped was 27 and 18, respectively.

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

In 2022, the chartering market remained subdued amid fears of an impending recession, higher perceived risk due to the war, and most importantly, disruption of industrial activity in China due to lockdowns. The utilization of dry bulk vessels in 2022 reached its lowest level in the last 10 years. However, as an exception, rates for Supramax vessels increased due in part to favourable ton-mile demand for grains and coal. Charter rates contracted in 2023 as the trade on long-haul routes was subdued, reducing the ton-mile demand for the Panamax and Supramax vessels. The grain market was in the doldrums in 1H23 with the suspension of the Black Sea Grain Initiative and plunging exports from inflation-hit Argentina. However, the grain market turned resilient in 2H23 with ample exports from Brazil and Russia filling the gap. Relatively robust demand for coal and grain trade supported the increase in freight rates in 2024 compared to 2023.

Asset Values

Newbuild prices increased modestly from 2016 to 2019 but surged in the 2021 remaining elevated until the 2022 calendar year due to the large orders for container vessels and LNG carriers amid scarce availability of these vessels. High steel prices added to the elevated values. Second-hand values rose modestly in 2016-2019, plateaued in 2020, but soared in 2021 and 2022 on the back of strong freight rates, induced by the COVID-19-led congestion. Second-hand values declined in 2023 on account of softer freight rates. Asset prices started softening from August 2024 as spot freight rates weakened following an elevated supply of vessels.

Major dry bulk shipping trade routes

Russia - ARA
Coal
US Gulf - Egypt
Grain
Russia - Egypt
Grain
US Gulf - Japan
Grain
EU - Egypt
Grain
US Gulf - Japan
Grain
Brazil - Rotterdam
Grain
South Africa - India
Coal
Indonesia - India
Coal
Indonesia - China
Coal
Australia - China
Coal
Brazil - China
Grain
Panamax
Supramax

Source: Drewry

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

The MEPC is expected to review the effectiveness of the implementation of the CII and EEXI by 1 January 2026. The review would focus on the effectiveness of the short-term measures in reducing the carbon intensity of international shipping, apart from some other elements. In addition, IMO is discussing on mid-erm measures, one of which includes developing a maritime GHG emissions pricing mechanism.

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

The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted in draft amendments to Annex IV that will enter into force in March 2026. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. For the moment, this regulation relates to new building vessels and has no retroactive application to existing fleet. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

At MEPC 70Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

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

Additionally, in 2022, MEPC 75 amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. That same year, MECP amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. These amendments have entered into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. In 2021, MEPC 77 adopted a nonbinding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. This review commenced at MEPC 82 in Fall 2024, and there will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods, and (3) mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

The MEPC maintains guidelines for approval of ballast water management systems (G8). At MEPC 72 amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024 all ships must meet the D-2 standard. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.

In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which are expected to enter into force in October 2025. Pursuant to the ongoing review, in Fall 2024, MEPC 82 approved the 2024 Guidance on ballast water record keeping and reporting and the 2024 Guidance for Administrations on the type approval process for ballast water management systems to support harmonized evaluation by Administrations.

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

The IMO also adopted the Bunker Convention to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. But, in August 2023, under a different administration, the BSEE released a final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations.

In January 2021, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters, but ultimately, the order was rendered ineffective by a permanent injunction issued by a Louisiana Court. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. On January 6, 2025, the Biden administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but Louisiana-led states and fossil fuel groups are challenging the ban. On January 20, 2025, President Trump issued an executive order revoking this ban, but will also likely face legal challenge over this revocation. The Trump administration has also proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills and many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. These laws may be more stringent than U.S. federal law. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

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

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a “continuous surface connection” to “traditional interstate navigable waters” are covered by the CWA, further narrowing the application of the WOTUS rule. On August 2023, the EPA and the Department of the Army issued the final WOTUS rule, effective on September 8, 2023, that largely reinstated the pre-2015 definition and applied the Sackett ruling.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the VIDA, which was signed into law on December 4, 2018 and replaces the VGP program (which authorizes discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnages and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane.

The EU also adopted the FuelEU Maritime regulation, a proposal included in the “Fit-for-55” legislation. From January 2025, FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU or European Economic Area (EEA). This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.

Compliance with the EU ETS and FuelEU Maritime regulations will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s “Fit-for-55,” could also affect our financial position in terms of compliance and administration costs when they take effect.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce GHG emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce GHG emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the Trump administration announced that the United States intended to withdraw from the Paris Agreement, and that withdrawal became effective on November 4, 2020. On January 20, 2021, the Biden administration issued an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. In January 2025, President Trump signed an executive order to begin the withdrawal of the United States from the Paris Agreement.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of GHG emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce GHG emissions from ships. The initial strategy identifies “levels of ambition” to reduce GHG emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the “levels of ambition.”. In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping around. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: i). reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and ii). reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In March 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures. In Fall 2024, MEPC 82 made further progress on the development of these mid-term measures, and the Committee is expected to approve amendments at MEPC 83 (Spring 2025) for adoption in October 2025. These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall GHG emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net GHG emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, the European Union’s carbon market, EU ETS, has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit GHG emissions from certain mobile sources, and proposed regulations to limit GHG emissions from large stationary sources. However, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut GHG emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The resulting final rule was issued in December 2023. Such rules may be subject to revision or revocation following the change in federal administration beginning in 2025. The EPA or individual states could enact these or other environmental regulations that could affect our operations.

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

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10.0 million up to, currently, approximately US$ 8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of shares of our common stock.

C. Organizational Structure

We were incorporated under the laws of the Republic of the Marshall Islands on March 23, 2015. As of March 21, 2025, we own the vessels in our fleet through four separate wholly-owned subsidiaries and two 60% owned subsidiary that are each incorporated in the Republic of Marshall Islands.

The following is a list of our subsidiaries:

Name of Company	Country of Incorporation	Principal Activities	Ownership
SECONDONE CORPORATION LTD*	Marshall Islands	Non-operating subsidiary	100%
THIRDONE CORPORATION LTD.*	Marshall Islands	Non-operating subsidiary	100%
FOURTHONE CORPORATION LTD.*	Malta	Non-operating subsidiary	100%
SIXTHONE CORP. *	Marshall Islands	Non-operating subsidiary	100%
SEVENTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
EIGHTHONE CORP. *	Marshall Islands	Ship ownership and operations	100%
TENTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
ELEVENTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
MARITIME TECHNOLOGIES CORP.	Delaware	Non-operating subsidiary	100%
DRYKON MARITIME INC.	Marshall Islands	Non-operating subsidiary	60%
DRYONE CORP.	Marshall Islands	Ship ownership and operations	60%
DRYTWO CORP.	Marshall Islands	Ship ownership and operations	100%
ACCUSHIP MARITIME LTD	Marshall Islands	Non-operating subsidiary	60%
DRYTHREE CORP.	Marshall Islands	Ship ownership and operations	60%

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As of March 28, 2025, our fleet consisted of three MRs, “Pyxis Lambda”, “Pyxis Theta” and “Pyxis Karteria” and three dry-bulk carriers, “Konkar Ormi”, an eco-Ultramax, “Konkar Asteri” and “Konkar Venture” both eco-Kamsarmaxes. During the first quarter of 2024, we took delivery, from an unaffiliated third party, of an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The vessel has been named the “Konkar Asteri” and commenced commercial operations on February 29, 2024. Further, at the end of the second quarter of 2024, the Company has agreed to enter into an operating joint venture agreement to acquire an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding, named the “Konkar Venture”, a sister-ship of our “Konkar Asteri”. The Company owns 60% of the ship owning company of “Konkar Venture” and a company related to Mr. Valentios Valentis, our Chairman and CEO, will own the remaining 40%.

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

This section is a discussion of our financial condition and results of operations as of and for the years ended December 31, 2023 and 2024. You should read the following discussion and analysis together with our financial statements and related notes included elsewhere in this Annual Report. This discussion includes forward-looking statements which are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those currently anticipated, expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please read the section entitled “Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors.”

Important Financial and Operational Terms

We use a variety of financial and operational terms and concepts. These include the following:

Voyage Revenues, net

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and bulk commodities. Revenues are generated primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. At December 31, 2024, we employed four of our vessels on time charters and two vessels in our fleet in the spot market. Revenues from time charter agreements providing for varying daily rates are accounted as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is recognized from loading of the current spot charter to discharge of the current spot charter as discussed below. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate.

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

Under a spot charter, we incur and pay for certain voyage expenses, primarily consisting of brokerage commissions, port and canal costs and bunker consumption, during the spot charter (load-to-discharge) and during the ballast voyage (date of previous discharge to loading, assuming a new charter has been agreed before the completion of the previous spot charter). Brokerage commissions are deferred and amortized over the related voyage period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned. Under ASC 606 and after implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer and contract fulfillment costs, should be capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. We have assessed the guidance and concluded that voyage costs during the ballast voyage represented costs to fulfil a contract which give rise to an asset and should be capitalized and amortized over the spot charter, consistent with the recognition of voyage revenues from spot charter from load-to-discharge, while voyage costs incurred during the spot charter should be expensed as incurred. With respect to incremental costs, we have selected to adopt the practical expedient in the guidance and any costs to obtain a contract will be expensed as incurred (for our spot charters that do not exceed one year). Vessel operating expenses are expensed as incurred.

In addition, pursuant to this standard, and the Leases standard discussed below, we present Revenues, net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by us and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying audited Consolidated Statements of Comprehensive Income included elsewhere herein.

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

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimate the residual values of our vessels to be $340 per lightweight ton.

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

A. Operating Results

At December 31, 2024, we employed four of the vessels in our fleet on time charters and two vessels were operating in the spot market. Our vessels are available to operate the entire year, except for scheduled special surveys and dry-dockings. The increased time charter trading activity for our vessels resulted to lower number of non-operating days per year, which represented the average time spent off-hire. If a vessel undergoes a scheduled intermediate survey, or special survey with BWTS installation, the estimated duration is five or 25 days, respectively.

The break-out of revenue by spot and time charters for the years ended December 31, 2023 and 2024 is reflected below (in thousands of U.S. dollars):

	Year ended December 31,
	2023	2024
Revenues derived from spot charters, net	$12,665	$19,769
Revenues derived from time charters, net	32,803	31,773
Revenues, net	$45,468	$51,542

The following table reflects our fleet’s ownership days, available days, operating days, utilization, TCE, average number of vessels, number of vessels at period end, average age and operating expenses in each case, for the years ended December 31, 2023 and 2024.

	Year ended December 31,
MR vessels Operating Data *	2023	2024
Ownership days (1)	1,525	1,098
Available days (2)	1,482	1,098
Operating days (3)	1,418	1,055
Utilization % (4)	95.7%	96.1%
Daily time charter equivalent rate (5)	$26,633	$29,289
Daily vessel operating expenses (6)	$7,065	$7,195
Average number of vessels (7)	4.2	3.0
Number of vessels at period end	3	3
Weighted average age of vessels at period end (8)	9.4	10.3

	Year ended December 31,
Dry-bulk vessels *	2023	2024
Ownership days (1)	109	873
Available days (2)	109	873
Operating days (3)	88	724
Utilization % (4)	80.7%	82.9%
Daily time charter equivalent rate (5)	$15,323	$15,353
Daily vessel operating expenses (6)	$7,772	$6,240
Average number of vessels (7)	0.3	2.4
Number of vessels at period end	1	3
Weighted average age of vessels at period end (8)	7.2	9.2

	Year ended December 31,
Total fleet *	2023	2024
Ownership days (1)	1,634	1,971
Available days (2)	1,591	1,971
Operating days (3)	1,506	1,779
Utilization % (4)	94.7%	90.3%
Daily time charter equivalent rate (5)	$25,972	$23,617
Daily vessel operating expenses (6)	$7,112	$6,772
Average number of vessels (7)	4.5	5.4
Number of vessels at period end	4	6
Weighted average age of vessels at period end (8)	8.8	9.6

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.

(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily TCE rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.
(6)	Daily vessel operating expenses are direct operating expenses such as crewing, provisions, repairs and maintenance, insurance, deck and engine stores, lubricating oils and tonnage tax divided by ownership days.
(7)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(8)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dwt of each vessel on the total fleet dwt.

The following table reflects the calculation of our daily TCE rates of our vessels for the years ended December 31, 2023 and 2024 (in thousands of U.S. dollars, except total operating days and daily TCE rates):

MR fleet	Year ended December 31,
(Amounts in thousands of U.S. dollars, except for operating days and for daily TCE rates)	2023		2024

MR Revenues, net [1]		$43,889		$38,400
MR Voyage related costs and commissions [1]		(6,124)		(7,500)
MR Time Charter Equivalent revenues [1,3]		$37,765		$30,900

MR Total operating days [1]		1,418		1,055
MR Daily Time Charter Equivalent rate [1,3]	$/d	26,633	$/d	29,289
Average number of MR vessels [1]		4.2		3.0

Dry-bulk fleet	Year ended December 31,
(Amounts in thousands of U.S. dollars, except for operating days and for daily TCE rates)	2023		2024

Dry-bulk Revenues, net [2]		$1,579		$13,143
Dry-bulk Voyage related costs and commissions [2]		(231)		(2,027)
Dry-bulk Time Charter Equivalent revenues [2,3]		$1,348		$11,116

Dry-bulk Total operating days [2]		88		724
Dry-bulk Daily Time Charter Equivalent rate [2,3]	$/d	15,323	$/d	15,353
Average number of Dry-bulk vessels [2]		0.3		2.4

Total fleet	Year ended December 31,
(Amounts in thousands of U.S. dollars, except for operating days and for daily TCE rates)	2023		2024

Revenues, net [1,2]		$45,468		$51,542
Voyage related costs and commissions [1,2]		(6,355)		(9,527)
Time Charter Equivalent revenues [1,2,3]		$39,113		$42,015

Total operating days [1,2]		1,506		1,779
Daily Time Charter Equivalent rate [1,2,3]	$/d	25,972	$/d	23,617
Average number of vessels [1,2]		4.5		5.4

[1]	a)	The eco-modified MR “Pyxis Malou” was sold to an unaffiliated buyer on March 23, 2023.
b)	The eco-efficient MR “Pyxis Epsilon” was sold to an unaffiliated buyer on December 15, 2023.
c)	For the three and twelve months ended December 31, 2023, net credits of $19 thousand and $3 thousand respectively, attributable to previous years sold vessels have been excluded.

[2]	a)	The dry-bulker “Konkar Ormi” was delivered on September 14, 2023 and commenced her initial charter on October 5, 2023.
b)	The dry-bulker “Konkar Asteri” was delivered on February 15, 2024 and commenced her initial charter on February 29, 2024.
c)	The dry-bulker “Konkar Venture” was delivered on June 28, 2024 and continued her employment under the existing time charter through mid-August, 2024

[3]	Subject to rounding.

The decrease in the TCE rate in 2024 compared to 2023 was primarily attributable to higher charter rates during the year counterbalanced by lower utilization of 90.3% compared to 94.7% for the previous year as a result of higher unfixed days. The higher voyage related costs were primarily a result of a 219-day increase in our spot employment days for our fleet from 402 days, including the unfixed days, during 2023 to 621 days in 2024.

For the year ended December 31, 2024, we reported Revenues, net of $51.5 million, an increase of $6.1 million, or 13.4%, from $45.5 million in the comparable period of 2023. During the twelve months of 2024, our MRs were contracted for 626 days or 57% under short-term time charters and for the rest of the year employed in the spot market resulting in an overall MR average daily TCE rate of $29,289. Also, during the same period, our bulkers were contracted under short-term time charters resulting in an overall dry-bulk average daily TCE rate of $15,353. Our adjusted net income for the twelve months ended December 31, 2024, was $12.3 million, or adjusted income per common share basic and diluted of $1.16, compared to an adjusted net income of $36.2 million, or adjusted income of $3.38 per common share basic and $2.94 per common share diluted in 2023. During the previous year 2023, we recognized an aggregate gain from vessels sales of $25.1 million which included an $8.0 million gain from the 2009 built “Pyxis Malou” sale in the first quarter of 2023 and $17.1 million gain from “Pyxis Epsilon” sale in the fourth quarter, 2023. During the year ended December 31, 2024, we generated a higher MR daily TCE rate of $29,289 and higher MR fleet utilization of 96.1%, compared to a daily TCE rate of $26,633 and utilization of 95.7% for the same period in 2023. During 2024, we operated on average 3 MR tankers compared to an average of 4.2 MRs in the prior year. During 2024, we expanded our dry-bulk fleet with the acquisitions of the 2015-built scrubber-fitted “Konkar Asteri” in February 2024 and a sister-ship, the 2015-built “Konkar Venture” in June 2024. The dry-bulk vessels achieved daily TCE rates of $15,353 and utilization of 82.9% in the year ended 2024, compared to daily TCE rate of $15,323 and utilization of 80.7% during the prior year. In 2024, we operated an average of 2.4 bulk carriers compared to 0.3 in 2023.

Adjusted net income excludes the non-recurring effect of the full redemption of Preferred Shares. The earnings are adjusted to exclude $2.7 million which was recognized as a reduction in the retained earnings by a deemed dividend. The following table reconciles Net income attributable to common shareholders and Adjusted net income.

Reconciliation of Net income attributable to common shareholders and Adjusted net income	Year ended December 31,
(Amounts in thousands of U.S. dollars)	2023	2024
Net income attributable to common shareholders	$36,227	$9,624

Deemed dividend from Series A Convertible Preferred Stock Redemption	—	2,682

Adjusted net income	$36,227	$12,306

Adjusted income per common share, basic	$3.38	$1.17
Adjusted income per common share, diluted	$2.94	$0.96

Weighted average number of common shares, basic	10,701,059	10,524,511
Weighted average number of common shares, diluted	12,585,777	10,524,511

Recent Daily Fleet Data:

Recent Daily Fleet Data: (Amounts in U.S. dollars per day)		Year ended December 31,
		2023	2024
Eco-Efficient MR2:
(2024: 3 vessels)	Daily TCE :	27,090	29,289
(2023: 4 vessels)	Opex per day:	6,936	7,195
	Utilization % :	96.6%	96.1%
Eco-Modified MR2:
(2024: n/a)	Daily TCE :	17,101	n/a
(2023: 1 vessel)	Opex per day:	9,319	n/a
	Utilization % :	79.3%	n/a
MR Fleet:
(2024: 3 vessels) *	Daily TCE :	26,633	29,289
(2023: 5 vessels) *	Opex per day:	7,065	7,195
	Utilization % :	95.7%	96.1%

Average number of MR vessels *		4.2	3.0

Dry-bulk:
(2024: 3 vessels) *	Daily TCE :	15,323	15,353
(2023: 1 vessel)	Opex per day:	7,772	6,240
	Utilization % :	80.7%	82.9%

Average number of Dry-bulk vessels *		0.3	2.4

Total Fleet:
(2024: 6 vessels) *	Daily TCE :	25,972	23,617
(2023: 5 vessels) *	Opex per day:	7,112	6,772
	Utilization % :	94.7%	90.3%

Average number of vessels *		4.5	5.4

As at December 31, 2024 our fleet consisted of three eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, and “Pyxis Karteria”, one dry-bulk, the “Konkar Asteri”, the controlling interest in a single ship Ultramax dry-bulk joint venture, the “Konkar Ormi” (*) and the controlling interest in a single ship Kamsarmax dry-bulk joint venture, the “Konkar Venture” (*). During 2023 and 2024, the vessels in our fleet were employed at various occasions under time and spot charters.

*

a)	The Eco-Modified “Pyxis Malou” was sold to an unaffiliated buyer on March 23, 2023.
b)	The Eco-Modified MR “Pyxis Epsilon” was sold to an unaffiliated buyer on December 15, 2023.
c)	The dry-bulker “Konkar Ormi” was delivered on September 14, 2023 and commenced her initial charter on October 5, 2023.
d)	The dry-bulker “Konkar Asteri” was delivered on February 15, 2024 and commenced her initial charter on February 29, 2024.
e)	The dry-bulker “Konkar Venture” was delivered on June 28, 2024 and continued her employment under the existing time charter through mid-August.

Consolidated Statements of Comprehensive Income

for the Fiscal Years Ended December 31, 2023 and December 31, 2024

Interim Condensed Consolidated Statements of Comprehensive Income Data	Year ended December 31,
(Amounts in thousands of U.S. dollars, except per share data)	2023	2024	Change $	%

Revenues, net	$45,468	$51,542	6,074	13.4%
Voyage related costs and commissions	(6,352)	(9,527)	(3,175)	50.0%
Vessel operating expenses	(11,623)	(13,367)	(1,744)	15.0%
General and administrative expenses	(3,448)	(2,996)	452	(13.1)%
Management fees, related parties	(728)	(1,177)	(449)	61.7%
Management fees, other	(760)	(503)	257	(33.8)%
Amortization of special survey costs	(388)	(382)	6	(1.5)%
Depreciation	(5,503)	(6,904)	(1,401)	25.5%
Allowance for credit losses	78	38	(40)	(51.3)%
Gain/(Loss) from the sale of vessels, net	25,125	—	(25,125)	(100.0)%
Operating income	41,869	16,724	(25,145)	(60.1)%

Other expenses, net:
Loss from debt extinguishment	(379)	—	379	(100.0)%
Gain from financial derivative instruments	(59)	—	59	(100.0)%
Interest and finance costs	(5,835)	(6,529)	(694)	11.9%
Interest income	1,240	2,312	1,072	86.5%
Total other expenses, net	(5,033)	(4,217)	816	(16.2)%

Net income	$36,836	$12,507	(24,329)	(66.0)%
Loss assumed to non-controlling interest	201	361	160	79.6%
Net income attributable to Pyxis Tankers Inc.	$37,037	$12,868	(24,169)	(65.3)%

Dividend Series A Convertible Preferred Stock	(810)	(562)	248	(30.6)%
Deemed dividend on redeemed Series A Convertible Preferred Stock	—	(2,682)	(2,682)	n/a
Net income attributable to common shareholders	$36,227	$9,624	(26,603)	(73.4)%

Income per common share, basic	$3.38	$0.91	(2.47)	(73.1)%
Income per common share, diluted	$2.94	$0.91	(2.03)	(69.0)%

Adjusted net income	36,227	12,306	(23,921)	(66.0)%

Adjusted income per common share, basic	3.38	1.17	(2.21)	(65.4)%
Adjusted income per common share, diluted	2.94	0.96	(1.98)	(67.3)%

Weighted average number of shares, basic	10,701,059	10,524,511	(176,548)	(1.6)%
Weighted average number of shares, diluted	12,585,777	10,524,511	(2,061,266)	(16.4)%

Revenues, net: Revenues, net of $51.5 million for the year ended December 31, 2024, represented an increase of $6.1 million, or 13.4%, from $45.5 million in the comparable period of 2023. In the year ended December 31, 2024, our MR average daily TCE rate was $29,289, a $2,656 per day or 10% increase from $26,633 per day in 2023 primarily due to the higher demurrage revenue. Also, in the year ended December 31, 2024, our dry-bulk average daily TCE rate of $15,353 remained in the same level compared to daily TCE rate of $15,323 for the prior year. However, as the year progressed, we experienced declining dry-bulk charter rates and utilization. In 2024, our bulker utilization was 82.9% as compared to 80.7% in 2023. Total fleet ownership days in the year ended December 31, 2024 was 1,971 for an average 5.4 vessels compared with 1,634 days for an average 4.5 vessels for the same period of 2023. This increase was due to the dry-bulk vessel acquisitions of the “Konkar Ormi” in September 2023, the “Konkar Asteri” in February 2024 and the “Konkar Venture” in June 2024, counterbalanced by the MR sales of the “Pyxis Malou” in March 2023 and the “Pyxis Epsilon” in December 2023.

Voyage related costs and commissions: Voyage related costs and commissions of $9.5 million for the year ended December 31, 2024, represented an increase of $3.2 million, or 50.0%, from $6.4 million for the same period of 2023. This increase was primarily a result of higher spot employment for our fleet from 402 days, including the unfixed days, in the year ended in December 31, 2023 to 621 days in 2024. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and an increase in spot employment results in increased voyage related costs.

Vessel operating expenses: Vessel operating expenses of $13.4 million for the year ended December 31, 2024, represented a $1.7 million or 15.0% increase compared to $11.6 million in 2023. This increase was mainly attributed to 337 additional ownership days to 1,971 days for the year ended December 31, 2024 from 1,634 days in 2023, due to the fleet expansion of the dry-bulk carriers, partially offset by the MR sales of the “Pyxis Malou” in March 2023 and the “Pyxis Epsilon” in December 2023.

General and administrative expenses: General and administrative expenses of $3.0 million for the year ended December 31, 2024, represented a decrease of $0.5 million or 13.1%, from $3.4 million in 2023, mainly due to the performance bonus of $0.6 million paid in the previous year to Maritime. The General and administrative expenses also include a non-cash charge of the common shares granted under the Company’s existing Employee Incentive Program (the “EIP”) of $63 thousand and $171 thousand in fiscal years 2024 and 2023, respectively. In November 2024 our Board of Directors approved the issuance of a total of 72,500 restricted common shares under the existing EIP to employees, board members and Company’s affiliates. In May 2023 the Board of Directors approved the issuance of a total of 55,000 restricted common shares, under the EIP to a similar group of recipients, of which 20,000 vested during the fourth quarter of 2024. In addition, administrative fees due to Maritime were increased by 3.5% to reflect the 2023 inflation rate in Greece.

Management fees: For the year ended December 31, 2024, management fees paid to Maritime, ITM and Konkar Agencies of $1.7 million in the aggregate, represented an increase of $0.2 million or 12.9% compared to $1.5 million in 2023. The increase was the result of the three dry-bulk carrier acquisitions partially offset by the two MR sales. Also, ship management fees due to Maritime for 2024 were adjusted by 3.5% to reflect the inflationary effects in Greece from the prior year.

Amortization of special survey costs: Amortization of special survey costs of $0.4 million for the year ended December 31, 2024, remained flat compared to 2023.

Depreciation: Depreciation of $6.9 million for the year ended December 31, 2024, represented an increase of $1.4 million, or 25.5% compared to $5.5 million in 2023 reflecting the additional depreciation for the recently acquired bulkers “Konkar Ormi”, “Konkar Asteri” and “Konkar Venture” partially offset by depreciation ceasing for the sold tankers “Pyxis Malou” and “Pyxis Epsilon” in 2023.

Gain from the sale of vessels, net: During the year ended December 31, 2023, we recorded total gains of $25.1 million, including an $8.0 million gain from the sale of the “Pyxis Malou”, which occurred in the first quarter of 2023, and $17.1 million gain from the sale of the “Pyxis Epsilon”, which occurred in December 2023.

Loss from debt extinguishment: During the year ended December 31, 2023, we recorded a loss from debt extinguishment of $0.4 million reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the loan repayments of the sold vessels “Pyxis Malou” and “Pyxis Epsilon” and the debt refinancing of the “Pyxis Karteria”.

Interest and finance costs, net: Interest and finance costs, net, for the year ended December 31, 2024, were $6.5 million, compared to $5.8 million in the comparable period in 2023, an increase of $0.7 million, or 11.9%. This increase was primarily attributable to a higher average debt level, partially offset by the lower SOFR indexed rates paid on all the floating rate bank debt. Moreover, on July 30, 2024, we agreed with an existing bank to refinance the debt of one of our subsidiaries, the Seventhone Corp. The amended loan agreement provides a five year amortizing bank loan, due July 2029, with similar quarterly repayments, priced at SOFR plus 2.40% (reduced from 3.35%) and secured by, among other things, the vessel “Pyxis Theta”. In addition, the same lender agreed to reduce the interest margin from 3.15% to 2.40% applicable to our subsidiary’s Eleventhone Corp. (“Pyxis Lamda”) credit facility which matures in December 2026. As of December 31, 2024, the outstanding balance of these two separate loans aggregated $25.8 million, and the average reduction in interest margin was 85 basis points. In addition to scheduled loan amortization, we prepaid the $6.0 million 7.5% Promissory Note in full during the first quarter of 2023. In March, 2023, we completed the debt refinancing of the “Pyxis Karteria”, our 2013 built vessel, with a $15.5 million five year secured loan from a new lender. The loan is priced at SOFR plus 2.7%.

Interest income: Interest income from time deposits, $2.3 million received during the year ended December 31, 2024, compared to $1.2 million for the same period in 2023, represented an increase of $1.1 million or 86.5% due to larger average balances of short-term time deposits offset by lower interest rates.

Loss assumed by non-controlling interest: Loss assumed by non-controlling interest for the year ended December 31, 2024 was $0.4 million, a $0.2 million or 79.6% increase compared to $0.2 million for 2023. This represents the 40% share of the loss which is attributable to the non-controlling interest in the two single ship dry-bulk joint ventures.

Year ended December 31, 2023, compared to the year ended December 31, 2022

Please refer to our annual report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 17, 2024.

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

The Warrants are currently listed on the Nasdaq Capital Market under the symbol “PXSAW”.

 Beginning on October 13, 2023, we had the option to redeem the Series A Convertible Preferred Shares, in whole or in part, by paying $25.00 per share, plus any accrued and unpaid dividends to the date of redemption. On June 20, 2024, we redeemed 100,000 Series A Convertible Preferred Shares and then on October 20, 2024, we redeemed the remaining outstanding 303,171 shares for an aggregate cost of $10.1 million.

Dividends on the Series A Convertible Preferred Shares were cumulative from and including the date of original issuance in the amount of $1.9375 per share each year, which was equivalent to 7.75% of the $25.00 liquidation preference per share. Dividends on the Series A Convertible Preferred Shares were paid monthly in arrears starting November 20, 2020, to the extent declared by our Board of Directors. During the months of January through December 2023, the Company paid monthly cash dividends of $0.1615 per share for each outstanding Series A Preferred Share, which aggregated to $797,000 for the twelve month period ended as of December, 31 2023.

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

On June 20, 2024, we redeemed 100,000 Series A Convertible Preferred Shares and then on October 20, 2024, we redeemed the remaining outstanding 303,171 shares for an aggregate cost of $10.1 million. In October 2024, 460 Series A Convertible Preferred Shares were converted resulting in the issuance of 2,053 common shares. In addition, during the months of January through October 2024, where the outstanding Series A Convertible Preferred Shares fully redeemed, the Company paid monthly cash dividends of $0.1615 per share for each outstanding Series A Preferred Share, which aggregated to $587,000

During the year ended December 31, 2024, non-tradable underwriter’s Warrants of 1,474 exercised resulting the issuance of 1,403 warrants to purchase 1,403 common shares.

As of December 31, 2024, we had a total of 10,553,399 common shares issued and outstanding and 1,592,465 warrants, which have an exercise price of $5.60, (excluding non-tradeable underwriter’s common stock purchase warrants to purchase 109,129 common shares of which 107,143 and 1,986 underwriter’s warrant have exercise prices of $8.75 and $5.60, respectively and 4,683 underwriter’s Warrants to purchase 4,683 Series A Convertible Preferred Shares remained outstanding as of December 31, 2024).

Vessel Acquisitions and Dispositions, Corporate Actions

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

On May 11, 2023, our Board authorized a common stock re-purchase program (our “Repurchase Program”) of up to $2.0 million for a period of six months through open market transactions. In November, 2023 our Board of Directors authorized a six-month extension of the Repurchase Program through May, 2024 which also included the re-purchase of Series A Preferred Shares. During the year ended December 31, 2023, we repurchased 331,591 common shares at an average price of $3.75 per share, including brokerage commissions, utilizing $1.2 million under the authorized $2.0 million re-purchase program.

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

On February 15, 2024, the Company completed the acquisition of an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The $26.625 million purchase price of the eco-efficient Kamsarmax was funded by a combination of secured bank debt of $14.5 million and cash on hand. The vessel has been named the “Konkar Asteri” and commenced its commercial operations on February 29, 2024.

On May 16, 2024, our Board of Directors authorized an increase of $1.0 million in incremental repurchase authority under our Repurchase Program, bringing the total aggregate amount authorized under the plan to $3.0 million. Our Board of Directors also extended the Repurchase Program through May 16, 2025. During the year ended December 31, 2024, we repurchased a total of 331,558 common shares at an average price of $4.39 per share, excluding brokerage commissions, utilizing $1.46 million, excluding brokerage commissions. After the year ended December 31, 2024, and as of January 30, 2025 we repurchased an additional 67,534 common shares at an average price of $3.91 per share, excluding brokerage commissions, or an incremental $264 thousand, and fully utilized our Repurchase Program. As of the date of this Annual Report, there are no amounts available under the Repurchase Program. For more information, see “Item 16E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers.”

On June 28, 2024, we closed our dry-bulk joint venture with an entity related to our Chairman and Chief Executive Officer for the acquisition of an 82,099 dwt eco-efficient Kamsarmax built in 2015 at Jiangsu New Yangzi Shipbuilding. The $30.0 million purchase price for the “Konkar Venture”, which is fitted with a ballast water treatment system, was funded by a combination of secured bank debt of $16.5 million, $12.0 million cash, of which the Company contributed $7.3 million in cash, and the issuance of 267,857 restricted common shares to the related party seller. Pyxis owns a 60% controlling ownership interest in the joint venture. The “Konkar Venture”, is a sister ship to the Company’s eco-efficient “Konkar Asteri”, and continued its employment under the existing time charter through mid-August, 2024.

Financings

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

On February 15, 2024, Pyxis completed the acquisition of the “Konkar Asteri” an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The $26,625 purchase price of the eco-efficient Kamsarmax was funded by a combination of cash on hand and secured bank debt of $14,500 with Alpha Bank, which is repayable in 20 quarterly installments of $300 each, with the last installment accompanied by a balloon payment of $8,500 falling due in February 2029. The loan bears interest at SOFR plus a margin of 2.35% per annum. Standard loan covenants of the loan include, among others, a minimum liquidity and a minimum security cover ratio (“MSC”).

On June 30, 2024, we acquired the 2015 Chinese built Kamsarmax dry-bulk carrier “Konkar Venture”. Upon delivery of the dry-bulk carrier, on June 28, 2024, Drythree drew down an amount of $16,500. The loan balance amounting is repayable in 20 quarterly installments of $315 each, with the last installment accompanied by a balloon payment of $10,200 falling due in June 2029. The loan bears interest at SOFR plus a margin of 2.15% per annum. Standard loan covenants of the loan include, among others, a minimum liquidity and a MSC.

On July 30, 2024, we agreed with an existing lender to refinance the Seventhone Corp debt. The amended loan agreement provides a five year amortizing bank loan, due July 2029, with similar quarterly repayments, priced at SOFR plus 2.40% (from 3.35%) and is secured by, among other things, the vessel “Pyxis Theta”. In addition, the same lender agreed to reduce the interest margin from 3.15% to 2.40% applicable to the Eleventhone Corp. (“Pyxis Lamda”) credit facility which matures in December 2026.

At December 31, 2024, our weighted average interest rate (including the margin) on our total funded debt for the year was 7.73% and we had short-term interest bearing money market investments of $30.0 million. Our next loan maturity is scheduled for December 2026 with a balloon payment of $12.6 million on the “Pyxis Lamda”.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters, amounts due to related parties, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. We perform regular cash flow projections to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and be in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees, general and administrative expenses and debt service requirements. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations. As of December 31, 2024, we had a working capital surplus of $33.9 million, defined as current assets minus current liabilities. The Company considered such surplus in conjunction with the future market prospects and potential future financings. As of the filing date of the consolidated financial statements, we expect that we will be in a position to cover our liquidity needs for the next 12-month period through the cash generated from the vessels’ operations and available cash on hand. We also believe that we will be in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements for the next 12-month period.

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

Working Capital Position

Cash and cash equivalents and restricted cash including cash that in year-end has classified as short-term investment in time deposit as of December 31, 2024, amounted to $39.6 million, compared to $56.3 million as of December 31, 2023. We had a working capital surplus of $33.9 million as of December 31, 2024, compared to the working capital surplus of $50.8 million as of December 31, 2023. We define working capital as current assets minus current liabilities.

Consolidated Cash Flows information:

	Year ended December 31,
(Amounts in thousands of U.S. dollars)	2023	2024

Net cash provided by operating activities	$21,442	$18,846
Net cash (used in) / provided by investing activities	12,205	(42,163)
Net cash provided by / (used in) financing activities	(7,497)	9,571
Change in cash and cash equivalents and restricted cash	$26,150	$(13,746)

Operating Activities: Net cash provided by operating activities was $18.8 million for 2024, compared to net cash provided by operating activities of $21.4 million for 2023. There were a number of factors driving the decrease in our net cash provided by operating activities compared to the prior year. Aggregate movements in current assets and liabilities during the year ended December 31, 2024, decreased cash by $1.2 million which was significantly attributable first, to a decrease of $1.1 million from the Hire collected in advance, $0.9 million decrease from Inventories and $0.4 million decrease in Prepayments and other assets, second, an increase of $0.9 million to the Accrued and other liabilities and an increase of $0.5 million from the Trade accounts payable. Also, a net decrease of $0.1 million related to the other working capital accounts of current assets and current liabilities.

Net cash provided by operating activities was $21.4 million for the year ended December 31, 2023. Aggregate movements in current assets and liabilities during the year ended December 31, 2023, increased cash by $3.1 million which was significantly attributable firstly to an increase of $5.6 million from the Trade accounts receivable, net, $1.0 million increase from Inventories and $0.6 million increase from Insurance claim receivable. Secondly, the above, offset by a decrease of $1.4 million from Special survey cost, $1.1 million decrease from Trade accounts payable and a decrease of $1.0 million from the Hire collected in advance. Also, an aggregate decrease of $0.7 million related to the other working capital accounts of current assets and current liabilities.

Investing Activities: Net cash used investing activities during the year ended December 31, 2024, was $42.2 million a result of vessels acquisitions of the “Konkar Asteri” and the “Konkar Venture”. The “Konkar Asteri” had a purchased price of $26.6 million of which $24.0 million paid during the year, and the “Konkar Venture” had a purchase price of $30.0 million which settled with a $28.5 million cash payment and the issuance of 267,857 restricted common shares to the related party seller. The $21.0 million are included in the investing activities and the remaining amount of $7.5 million is presented as deemed dividend in financing activities described below. The above outflows were partially offset by $3.0 million cash inflow from short-term investment in cash time deposits with maturity over three months. In addition, during the year we made vessel additions prepayments of $0.2 million for “Konkar Asteri” and “Konkar Venture”.

The same period in 2023 net cash provided by investing activities during the year ended December 31, 2023, was $12.2 million primarily a result of sale of vessels proceeds, net of commission, of $24.3 and $39.9 million for the sale of “Pyxis Malou” and “Pyxis Epsilon”, respectively, partially offset by $20.0 million short-term investment in cash time deposits with maturity over three months, the “Konkar Ormi” acquisition of $25.5 million and $2.7 million advance payment for “Konkar Asteri” which delivered subsequently on February 2024. In addition, during the year “Pyxis Theta” installed a BWTS with cost of $0.8 million and in aggregate the “Pyxis Theta” and “Pyxis Karteria” performed vessel additions of $0.1 million.

Financing Activities: Net cash provided by financing activities was $9.6 million for the year ended December 31, 2024, mainly reflecting an aggregate $31.0 million new long – term debt consisting of bank loans of $14.5 million for Drytwo, and $16.5 million for Drythree, secured by the “Konkar Asteri”, and the “Konkar Venture”, respectively. Additionally, we received $5.9 million contributions from non-controlling interests to our Joint Ventures in Drythree. The above, offset by debt principal payments, of $7.3 million and $10.1 million for the full redemption of the outstanding Series A Convertible Preferred shares. In addition, we incurred financing fees payments of $0.4 million related to the to the new loan facilities and we paid $0.6 million dividends related to the Series A Preferred Shares prior their redemption. Further we repurchased 331,558 common shares at an average price of $4.39 per share, excluding brokerage commissions, utilizing $1.5 million under our Repurchase Program. Upon acquisition of the “Konkar Venture”, the cash consideration in excess of the seller’s vessel book value at the date of the transaction of $7.5 million was considered a deemed dividend by the Company and was allocated to Pyxis Tankers equity and Non-controlling interest’s equity in accordance with their ownership percentages.

Net cash used in financing activities was $7.5 million for the year ended December 31, 2023, mainly reflecting aggregate $38.8 million debt principal payments, including the prepayment of the Tenthone’s $11.5 million loan to Vista Bank, which was refinanced, and the prepayment of the Fourthone and Eightone’s loan facilities of $6.4 million and $13.7 million, respectively, which sold their vessels. Additional, during the year ended December 31, 2023, we repaid the outstanding Amended and Restated Promissory Note of $6.0 million, we incurred financing fees payments of $0.3 million related to the new loan facilities and we paid $0.8 million dividends related to the Series A Preferred Shares. Further we repurchased 331,591 common shares at an average price of $3.75 per share, including brokerage commissions, utilizing $1.2 million under our Repurchase Program. The above, offset by the new long-term debt of $34.5 million consisting of bank loans of $19.0 million, and $15.5 million for Dryone, secured by the “Konkar Ormi”, and Tenthone, secured by the “Pyxis Karteria”, respectively. Further, we received a $4.5 million contribution from the non-controlling interest of our Joint Venture and we received $0.6 million in net cash from the sale of our $9.6 million 2% interest rate cap.

Indebtedness

Our vessel-owning subsidiaries, including our joint venture, as borrowers, entered into loan agreements in connection with the purchase of each of the vessels in our fleet. As of December 31, 2024, our vessel-owning subsidiaries had outstanding borrowings under the following loan agreements:

SEVENTHONE CORP. (“Seventhone”) (which owns “Pyxis Theta”) and SIXTHONE CORP. (“Sixthone”) (which formerly owned “Pyxis Delta” until her sale in January 2020) jointly and severally entered into a loan agreement on October 12, 2012, as subsequently amended and supplemented, with Hamburg Commercial Bank (“HCOB”) (previously known as HSH Nordbank AG) providing for a loan facility up to $37.3 million. In February 2013, Sixthone drew down an amount of $13.5 million and, in September 2013, Seventhone drew down an amount of $21.3 million (“Tranche A” and “Tranche B”, respectively). The loan bears interest at LIBOR plus a margin of 3.35% per year. Under the original agreement, the tranche relating to Sixthone matured in May 2017 and the tranche relating to Seventhone matured in September 2018. On September 29, 2016, we agreed with the lender of Sixthone to extend the maturity of Tranche A, from May 2017 to September 2018, under the same amortization schedule and applicable margin. In addition, on June 6, 2017, HCOB agreed to further extend the maturity of the respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization profile. The loan was repayable in quarterly installments and a balloon payment. The loan was secured by, among other things as set forth below, joint-and-several first preferred mortgages relating to “Pyxis Delta” and “Pyxis Theta”. Following the sale of the “Pyxis Delta” in January 2020, the outstanding loan tranche of $4.0 million related to Sixthone was repaid in full and a prepayment of $1.6 million was paid against the outstanding loan tranche of Seventhone. Following these payments, the debt outstanding under the facility was $11.8 million. On July 8, 2020, Seventhone entered into the new $15.25 million secured loan agreement with the Alpha Bank, for the purpose of refinancing the outstanding indebtedness of $11.3 million under the previous loan facility. On June 28, 2024, we agreed with the lender to extend the maturity of the facility for five-years with similar quarterly principal repayments and reduced pricing to SOFR plus 2.40% (from 3.35%). As of December 31, 2024, the outstanding balance of the Seventhone loan of $10.15 million is repayable in 19 consecutive quarterly installments of $300 each, the first falling due in January 2025, and the last installment accompanied by a balloon payment of $4,450 falling due in July 2029.

Standard collateral interests and customary covenants are incorporated in this facility. The facility is secured by, among other things as set forth below, a first priority mortgage relating to “Pyxis Theta”. As of December 31, 2023 and December 31, 2024 the outstanding balance of the loan relating to “Pyxis Theta” was $11.35 million and $10.15 million, respectively.

TENTHONE CORP. (“Tenthone”) (which owns “Pyxis Karteria”) entered into a new $13.5 million seven-year loan agreement with Vista Bank on July 9, 2021 for the purpose of financing the vessel acquisition. The loan bore interest at LIBOR plus a margin of 4.8% with maturity in July 2028. On March 13, 2023, Tenthone completed the debt refinancing of the “Pyxis Karteria” with a $15.5 million five year secured loan from a new lender, Piraeus Bank S.A. Loan principal is repayable over 5 years with quarterly amortization. As of December 31, 2024, the outstanding balance of the Tenthone loan of $12.8 million is repayable in 13 quarterly installments of $300,000 each, the first falling due in March 2025, and the last installment accompanied by a balloon payment of $8.9 million falling due in March 2028. The loan bears interest at SOFR plus a margin of 2.7% per annum. The facility is secured by, among other things as set forth below, a first priority mortgage relating to “Pyxis Karteria”. As of December 31, 2023 and December 31, 2024 the outstanding balance of the loan relating to “Pyxis Karteria” was $14.15 million and $12.8 million, respectively.

ELEVENTHONE CORP. (“Eleventhone”) (which owns “Pyxis Lamda”) and FOURTHONE CORP. (“Fourthone”) (which formerly owned “Pyxis Malou” until her sale in March 2023) and jointly and severally entered into a loan agreement on December 20, 2021, with the Alpha Bank, for the purpose of Fourthone refinancing the outstanding indebtedness of $7.32 million under the previous loan facility and Eleventhone to finance the acquisition of “Pyxis Lamda”. The facility, provided up to $29.0 million, of which Fourthone drew down an amount of $7.32 million, and, Eleventhone, an amount of $21.68 million (“Tranche A” and “Tranche B”, respectively). The five-year loan bears interest at LIBOR plus a margin of 3.15%. The loan is secured by, among other things as set forth below, joint-and-several first preferred mortgages relating to “Pyxis Lamda” and “Pyxis Malou”. Standard collateral interests and customary covenants are incorporated in this facility. As of December 31, 2022, the aggregate outstanding balance of the loan relating to these vessels was $26.5 million, consisted of outstanding loan tranche of $6.62 million related to Fourthone and outstanding loan tranche of $19.88 million related to Eleventhone. On March 23, 2023 the Company sold the “Pyxis Malou”, for a sale price of $24.8 million in cash to an unaffiliated buyer located in the United Kingdom. After the repayment of Fourthone’s outstanding indebtedness secured by this vessel and the payment of various transaction costs, Eleventhone prepaid amount of $0.75 million of the “Pyxis Lamda” facility to reduce the outstanding loan balance. As of December 31, 2024, the outstanding balance of the Eleventhone loan of $15.7 million is repayable in 8 consecutive quarterly installments of $0.432 million each, the first falling due in March 2025, and the last installment accompanied by a balloon payment of $12.21 million falling due in December 2026. The loan bears interest at SOFR plus a margin of 3.15% per annum. On July 30, 2024, we agreed with Alpha Bank to reduce the interest rate margin from SOFR plus 3.15% to SOFR plus 2.40% on the outstanding debt relating to the Eleventhone Corp. The facility is secured by, among other things as set forth below, a first priority mortgage relating to “Pyxis Lamda”. As of December 31, 2023 and December 31, 2024 the outstanding balance of the loan relating to “Pyxis Lamda” was $17.4 million and $15.7 million, respectively.

DRYONE CORP. (“Dryone”) (which owns “Konkar Ormi”), entered into a new $19.0 million five-year loan agreement with Piraeus Bank S.A on September 11, 2023 for the purpose of financing the vessel acquisition. The loan bears interest at SOFR plus a margin of 2.35% with maturity in September 2028. Loan principal is repayable over 5 years with quarterly amortization. As of December 31, 2024, the outstanding loan balance amounting to $17.1 million is repayable in 15 quarterly installments of $0.300 million each, with the last installment accompanied by a balloon payment of $12.6 million falling due in September 2028. The facility is secured by, among other things as set forth below, a first priority mortgage relating to “Konkar Ormi”. As of December 31, 2023 and December 31, 2024 the outstanding balance of the loan relating to “Konkar Ormi” was $18.6 million and $17.1 million, respectively.

DRYTWO CORP. (“Drytwo”) (which owns “Konkar Asteri”), entered into a new $14.5 million five-year loan agreement with Alpha Bank on February 15, 2024, for the purpose of financing the vessel acquisition. The loan bears interest at SOFR plus a margin of 2.35% with maturity in February 2029. Loan principal is repayable over 5 years with quarterly amortization. As of December 31, 2024, the outstanding loan balance amounting to $13.62 million is repayable in 17 quarterly installments of $0.3 million each, with the last installment accompanied by a balloon payment of $8.5 million falling due in February 2029. Standard loan covenants of the loan include, among others, a minimum liquidity and a MSC.

DRYTHREE CORP. (“Drythree”) (which owns “Konkar Venture”), entered into a new $16.5 million five-year loan agreement with Piraeus Bank on June 28, 2024, for the purpose of financing the vessel acquisition. The loan bears interest at SOFR plus a margin of 2.15% with maturity in June 2029. Loan principal is repayable over 5 years with quarterly amortization. As of December 31, 2024, the outstanding loan balance amounting to $15.87 million is repayable in 18 quarterly installments of $0.315 million each, with the last installment accompanied by a balloon payment of $10.2 million falling due in June 2029. Standard loan covenants of the loan include, among others, a minimum liquidity and a MSC.

As of December 31, 2024, we were in compliance with all of our financial covenants with respect to our loan agreements and there was no amount available to be drawn down under our existing loan agreements.

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

On June 28, 2024, the Company completed the acquisition of an 82,099 dwt eco-efficient Kamsarmax dry-bulk built in 2015 at Jiangsu New Yangzi Shipbuilding. The $30.0 million purchase price for the “Konkar Venture”, which is fitted with a ballast water treatment system, was funded by a combination of secured bank debt of $16.5 million, $12.0 million in cash, of which the Company contributed $7.3 million in cash, and the issuance of 267,857 restricted common shares to the related party seller. The five year amortizing bank loan is priced at Term SOFR +2.15% and is secured by, among other things, the vessel. Upon acquisition of the “Konkar Venture”, the purchase price in excess of the seller’s vessel book value at the date of the transaction of $8.875 million was considered a deemed dividend by the Company (of which $7.493 million is presented in financing cash flow activities and $1.382 million as part of non-cash supplemental cash flow information for the common share issuance) and allocated to Pyxis Tankers’ equity and Non-controlling interest’s equity in accordance with their ownership percentages.

C. Research and Development, Patents and Licenses, etc.

We have no patents and do not use any licenses other than ordinary information technology licenses.

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

Vessel Impairment

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of new buildings. Historically, both charter rates and vessel values tend to be cyclical. We record impairment losses only when events occur that cause us to believe that future cash flows for any individual vessel (which is considered a cash generating unit) will be less than its carrying value plus its unamortized dry-docking and special survey balances. The carrying amounts of vessels held and used by us are reviewed accordingly for potential impairment whenever events or changes in circumstances indicate that the carrying amount plus the unamortized dry dock and survey balances of a particular vessel may not be fully recoverable. In these instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and our eventual disposition is less than the vessel’s carrying amount plus the unamortized dry-docking and special survey balances. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. As of December 31, 2023, our fleet, consisted of four vessels, was independently valued at $139.0 million based on internationally recognized maritime broker. Our fleet, consisted of six vessels, was independently valued at $172.5 million at December 31, 2024.

No impairment charge for our vessels was recorded as of December 31, 2024.

For the impairment test assessment, we compare the vessel’s fair market value with vessel’s carrying value plus its unamortized dry-docking and special survey balances. If any vessel’s fair market value is lower than the carrying value plus its unamortized dry dock and special survey balances, we estimate the future undiscounted net operating cash flows for this vessel. In such cases, if the future undiscounted net operating cash flows for these vessels are lower that the carrying value plus its unamortized dry dock and special survey balances, the vessel value is written down to the vessel’s fair market value, by recording a charge to operations.

For the purposes of the impairment test in 2024, for two of our vessels, “Konkar Ormi” and “Konkar Asteri” the fair market value is lower than the carrying value plus its unamortized dry dock and special survey balances. We determine future undiscounted net operating cash flows for each of these vessels and compare it to the vessel’s carrying value. The future undiscounted net operating cash flows are determined by considering the:

●	estimated vessel utilization of 90.0% (considering that these vessels perform on short term time charters), deducting additional 15 days for scheduled off-hire days for planned dry-dockings and vessel surveys, and 3 days for scheduled off-hire days for planned intermediate surveys for the years thereafter, based on historical experience;
●	estimated vessel scrap value at $340 per lightweight ton;
●	charter revenues from existing time charters for the fixed fleet days and based on the ten-year average historical charter rates, of similar type and size vessels, including a charter premium for the scrubber fitted vessels, for the period up to the end of the estimated useful life of the vessel (when the ten-year average of historical charter rates is not available for a type of vessels, the Company uses the average of historical charter rates of the available period), net of our recent historical data on vessel operating expenses;
●	inflationary factor for vessel operating expenses of 2.5% per year.

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

Vessel Lives and Depreciation

We depreciate our vessels on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of its initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value at the date of the vessel’s acquisition, which is estimated per lightweight ton, and our management believes is common in the shipping industry. We estimate the residual values of our vessels to be $340 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Revenues, net

We generate our revenues from charterers. The vessels are chartered using either spot charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate.

The following table presents our revenue disaggregated by revenue source, net of commissions, for the years ended December 31, 2023 and 2024:

	Year ended December 31,
	2023	2024
Revenues derived from spot charters, net	$12,665	$19,769
Revenues derived from time charters, net	32,803	31,773
Revenues, net	$45,468	$51,542

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

In addition, pursuant to this standard and the Leases standard (discussed below), we present Revenues net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by us and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying Consolidated Statements of Comprehensive Income.

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

Name	Age	Position
Valentios “Eddie” Valentis	58	Chairman, Chief Executive Officer and Class I Director
Henry P. Williams	69	Chief Financial Officer and Treasurer
Konstantinos Lytras	60	Chief Operating Officer and Secretary
Robin P. Das	52	Class III Director
Basil G. Mavroleon	76	Class III Director
Aristides J. Pittas	65	Class II Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Valentios “Eddie” Valentis, a Class I director, has over 31 years of shipping industry experience, including owning, operating and managing tankers and bulk carriers. He has served as Chief Executive Officer and Chairman of our Board of Directors since our inception. In 2007, Mr. Valentis founded and is the president of Pyxis Maritime Corp. Since 2001, Mr. Valentis has been the President and Managing Director of Konkar Shipping Agencies S.A., a position he continues to hold. Following his completion of naval service in 1992 and through 2001, Mr. Valentis held various positions in the maritime industry including dry cargo chartering, operation of dry bulk vessels and has worked also in the salvage and towage sector. Mr. Valentis serves as a member of the Greek Committee of NKK Classification Society, as an executive committee member of the International Association of Independent Tanker Owners (INTERTANKO), and serves on the executive committee of the Maltese international shipowners association. In 2023, Mr. Valentis was elected in the Board of Governors of the Piraeus Propeller Club and is in charge of the Maritime Committee. Mr. Valentis holds an MBA from Southern New Hampshire University.

Henry P. Williams was appointed as our Chief Financial Officer and Treasurer in August 2015. Mr. Williams has over 36 years of commercial, investment and merchant banking experience. From February 2015, he served as a financial consultant to and is employed by Maritime and its affiliates. From March 2014 to January 2015, Mr. Williams was Managing Director, Head of Maritime, Energy Services & Infrastructure (U.S.) investment banking for Canaccord Genuity Inc. From 2012 to 2014, Mr. Williams was a Senior Advisor to North Sea Securities LLC, a boutique advisory firm in New York. From 2010 to 2012, Mr. Williams was Managing Director, Global Sector Head, Shipping of Nordea Markets in Oslo, Norway and Head of its U.S. Investment Banking division in New York. From 1992 until 2010, Mr. Williams was employed by Oppenheimer & Co. Inc., as Managing Director, Head of Energy & Transportation of its investment banking division. Mr. Williams has an MBA in Finance from New York University Leonard N. Stern School of Business and a BA in Economics and Business Administration from Rollins College.

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

Robin P. Das serves as a Class III director. Mr. Das has worked in shipping finance and investment banking since 1995. He is the founder and has been a director of Auld Partners Ltd, a boutique shipping and finance focused advisory firm, since 2013. He is also a Director of Auld Management Ltd. From 2011 to 2012, Mr. Das was Managing Director (partner) of Navigos Capital Management LLC, an asset management firm established to focus on the shipping sector. From 2005 until 2011, Mr. Das was Global Head of Shipping at HSH Nordbank AG, then the largest lender globally to the shipping industry. Before joining HSH Nordbank AG in 2005, he was Head of Shipping at WestLB and prior to that time, Mr. Das was joint Head of European Shipping at J.P. Morgan. Since October 2016, Mr. Das also served as director of Nimrod Sea Assets Limited (LSE: NSA, listed until April 2018), which invested in marine assets associated with the offshore oil and gas industry. Mr. Das holds a BSc (Honours) degree from the University of Strathclyde.

Basil G. Mavroleon serves as a Class III director. Mr. Mavroleon has been in the shipping industry for 46 years. Since 1970, Mr. Mavroleon has worked for Charles R. Weber Company, Inc., one of the oldest and largest tanker brokerages and marine consultants in the United States. Mr. Mavroleon was Managing Director of Charles R. Weber Company, Inc. for 25 years and Manager of the Projects Group for five years, from 2009 until 2013. Mr. Mavroleon currently serves as Managing Director of WeberSeas (Hellas) S.A., a comprehensive sale and purchase, newbuilding, marine projects and ship finance brokerage based in Athens, Greece. He is a Director of Genco Shipping and Trading Limited (NYSE: GNK), a company engaged in the shipping business focused on the dry-bulk industry spot market. Since its inception in 2003 through its liquidation in 2005, Mr. Mavroleon served as Chairman of Azimuth Fund Management (Jersey) Limited, a hedge fund that invested in tanker freight forward agreements and derivatives. Mr. Mavroleon is on the Advisory Board of NAMMA (North American Maritime Ministry Association), is Director Emeritus of NAMEPA (North American Marine Environmental Protection Association) and the Chairman of the New York World Scale Committee (NYC) INC. Mr. Mavroleon was educated at Windham College, Putney Vermont.

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

Our non-executive directors receive in aggregate an annual compensation in the amount of $125,000 per year, plus reimbursements for actual expenses incurred while acting in their capacity as a director. In 2023, under the Pyxis Tankers Inc. 2015 equity incentive plan (“EIP”), we granted 5,000 restricted common shares to each independent director. In 2024, we granted 2,500 restricted common shares to each independent director under the EIP. In the future, we may grant awards to the directors as compensation. We do not have a retirement plan for our officers or directors. Individuals serving as chairs of committees will be entitled to receive additional compensation from us as the Board of Directors may determine.

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

On May 11, 2023, our Board of Directors approved the issuance of a total of 55,000 restricted shares of our common stock to employees, officers and directors. These restricted shares became vested on November 11, 2024. On November 20, 2024, our board approved the issuance of 72,500 restricted common shares to employees, officers and directors. These additional restricted shares will vest on November 20, 2025.

C. Board Practices

Our Board of Directors consists of four directors, three of whom, Robin P. Das, Basil G. Mavroleon and Aristides J. Pittas, have been determined by our Board of Directors to be independent under the rules of Nasdaq and the rules and regulations of the SEC. Directors elected by our common shareholders are divided into three classes serving staggered three-year terms. At each annual meeting of shareholders, directors will be elected to succeed the class of directors whose terms have expired, and each of them shall hold office until the third succeeding annual meeting of shareholders if the Board is then classified, and until such director’s successor is elected and has qualified. We held our 2024 annual meeting of shareholders on May 16, 2024, at which Valentios Valentis was re-elected to serve as a Class I Director for a term of three years until our 2027 annual meeting of shareholders. The term of our Class II Director, Aristides J. Pittas, expires at the 2025 annual meeting and the term of our Class III Directors, Basil G. Mavroleon and Robin P. Das, expires at the 2026 annual meeting of shareholders. There are no service contracts with our non-executive directors that provide for benefits upon termination of their services as director.

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

D. Employees

We have no direct employees. The services of our executive officers, internal auditors and secretary are provided by Maritime. We have entered into a Head Management Agreement with Maritime, pursuant to which we currently, in 2025, pay $1.9 million per year for the services of these individuals, and for other administrative services associated with our being a public company and other services to our subsidiaries. Please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial owners of more than 5% of shares of our common stock, and the beneficial ownership of each of our directors and executive officers and of all of our directors and executive officers as a group as of March 21, 2025. All of our stockholders, including the stockholders listed in this table, are entitled to one vote for each share held.

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

	Shares Beneficially Owned as of March 21, 2025
Identity of person or group (1)	Number	Percentage (2)
Valentios “Eddie” Valentis (Maritime Investors Corp.) (3)	6,007,587	57.3%
Henry P. Williams (4)	59,215	*	%
Konstantinos Lytras (4)	29,094	*	%
Robin P. Das(5)	7,500	*	%
Basil G. Mavroleon(5)	7,500	*	%
Aristides J. Pittas(5)	7,500	*	%
All directors and executive officers as a group (6 person)	6,118,396	58.3%

(1)	Except as otherwise provided herein, each person named herein as a beneficial owner of securities has sole voting and investment power as to such securities and such person’s address is c/o 59 K. Karamanli Street, Maroussi, 15125, Greece.

(2)	Based upon 10,485,865 common shares outstanding as of March 21, 2025.

(3)	Valentios “Eddie” Valentis is a 100% stockholder of MIC and shares voting and investment power with MIC of the 6,007,587 shares of our common stock held by it. In May 2023, Mr. Valentis received 4,000 restricted shares of our common stock as an award under our EIP and an award of 10,000 additional restricted common shares in November, 2024 under such plan.

(4)	Each of Messrs. Lytras and Williams received 4,000 restricted shares of our common stock in May 2023 and 10,000 in November, 2024 as an award under our EIP.

(5)	Each of Messrs. Das, Mavroleon and Pittas were awarded 5,000 restricted shares in May 2023 and 2.500 restricted shares in November, 2024 under our EIP.

*	Less than 1% of our outstanding shares of common stock.

As of March 21, 2025, we had 720 shareholders of record, 80 of which were located in the United States and held an aggregate of 10,135,460 shares of our common stock, representing 97% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 10,109,771 shares of our common stock as of March 21, 2025. Accordingly, we believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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

The term of the Head Management Agreement with Maritime commenced on March 23, 2015 for an initial period of five years through March 23, 2020. The Head Management Agreement can be terminated by Maritime only for cause or under other limited circumstances, such as upon a sale of us or Maritime or the bankruptcy of either party. On March 23, 2025, the Head Management Agreement was automatically extended for a third five-year period through March 23, 2030. Pursuant to the Head Management Agreement, each of our new subsidiaries that acquires a vessel in the future will enter into a separate management agreement with Maritime with a rate set forth in the Head Management Agreement. Under the Head Management Agreement, we initially paid Maritime a cost of $1.6 million annually for the services of our executive officers and other administrative services, including use of office space in Maritime’s premises. In return for Maritime’s ship management services, we initially paid to Maritime for each vessel while in operation, a daily fee of $325, and for each vessel under construction, a fee of $450 plus an additional daily fee, which is dependent on the seniority of the personnel, to cover the cost of the engineers employed to conduct the supervision. The fees payable to Maritime for the administrative and ship management services will be adjusted effective as of every January 1st for inflation in Greece or such other country where it is headquartered. On August 9, 2016, we amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-Management Fees and the Administration Fees, which will remain the same as per the previous calendar year. In 2024 there was nominal inflation in Greece of 2.74% and, effective January 1, 2025, these fees are to increase to be in line with the reported average inflation rate of Greece in 2024. In addition, Maritime will receive 1.00% of the price of any vessel sale, and 1.25% of all chartering, hiring and freight revenue procured by or through it. In the event the agreement is terminated without cause and a change of control (as defined therein) occurs within 12 months after such termination or the agreement is terminated due to a change of control, we will pay Maritime an amount equal to 2.5 times the administrative fee. On March 18, 2020, we amended the Head Management Agreement with Maritime to provide that in the event of such change of control and termination, the Company shall also pay to Maritime an amount equal to 12 months of the then daily Ship-Management Fees.

The following amounts were charged by Maritime to us during 2022, 2023 and 2024:

	Year ended December 31,
(In thousands of U.S. dollars)	2022	2023	2024
Charter hire commissions	$735	$575	$644
Ship-Management Fees	702	728	1,177
Administration Fees	1,652	1,812	1,958
Total	$3,089	$3,115	$3,779

Maritime provides certain administrative services to the joint venture ship owning entities for a fee of $150/day.

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

Interest charged on the Promissory Note for the years ended December 31, 2021, 2022 and 2023, amounted to $335,000, $450,000 and $69,000 respectively, and is included in Interest and finance costs, net (Note 12) in the accompanying Consolidated Statements of Comprehensive Income. Of the total interest charged on the Promissory Note during the year ended December 31, 2021, $216 was paid in cash, $64 was payable in cash and the remaining amount of $55 was settled in common shares during 2021. The payable in cash amount of $64 was paid in January 2022. Of the total interest charged on the Promissory Note during the year ended December 31, 2022, $337 was paid in cash, and $113 was payable in cash and subsequently paid in January 2023. The total interest charged on the Promissory Note during the year ended December 31, 2023, amount of $69 was repaid in cash during our first quarter, 2023, as the Promissory Note was fully repaid.

Maritime Advances & Konkar Agencies

The balances with Maritime and Konkar Agencies are interest free and have no specific repayment terms. As of December 31, 2023 and 2024, there was a balance due to Maritime of $990 and $908, respectively. Further as of December 31, 2023 and 2024, there was a balance due from Konkar Agencies of $194 and due to of $65. Relevant balances are reflected in Due from/due to related parties, respectively, in the accompanying Consolidated Balance Sheets. The balances with Maritime and Konkar Agencies is interest free and with no specific repayment terms.

Acquisition of “Konkar Venture”

On June 28, 2024, we closed our dry-bulk joint venture with an entity related to Mr. Valentis for the acquisition of an 82,099 dwt eco-efficient Kamsarmax built in 2015 at Jiangsu New Yangzi Shipbuilding. The $30.0 million purchase price for the “Konkar Venture” was funded by a combination of secured bank debt of $16.5 million, $12.0 million cash, of which the Company contributed $7.3 million in cash, and the issuance of 267,857 restricted PXS common shares (valued at $1.5 million) to the related party seller. Pyxis owns a 60% controlling ownership interest in the joint venture. The “Konkar Venture” is a sister ship to our “Konkar Asteri”.

Commercial & Technical Ship Management Agreements for Our Dry-bulk Carriers with Konkar Agencies

The terms and conditions of the commercial and technical service agreements for each of our dry-bulk vessels are similar to those provided by Maritime and ITM with respect to our MRs. Besides our three bulkers, “Konkar Ormi.” “Konkar Asteri” and “Konkar Venture”, Konkar Agencies also provides these vessel management services to two other mid-sized dry-bulk carriers, which are controlled by Mr. Valentis, our Chairman and CEO. None of the affiliated owned bulkers are fitted with scrubbers which is a competitive disadvantage to two of our three carriers, otherwise vessel operations are comparable. For 2025, we pay an aggregate fee to Konkar Agencies for the vessel management services of $873 per day for each bulker which is the same daily fee charges to the affiliated dry-bulk carriers and competitive within the dry-bulk industry.

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

Dividend Policy

We do not intend to pay common stock dividends in the near future and will make dividend payments to our stockholders in the future only if our Board of Directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal, fiduciary and contractual requirements, including our current and future loan agreements. For example, there is a restrictive covenant against paying dividends under certain circumstances, including if there is a default under the loan agreements or, with respect to our subsidiaries Seventhone and Eleventhone under their respective Alpha Bank Facilities entered into in 2020 and 2021, and subsequently amended in 2024, if the ratio of our total liabilities (including those of our subsidiaries as a group) (exclusive of the Promissory Note) to market value adjusted total assets is greater than 75% for the applicable year. As of December 31, 2024, the ratio of total liabilities over the market value of our adjusted total assets (calculated in accordance with the Alpha Bank Facilities) was 40% and therefore, under the Alpha Bank Facilities, the related subsidiaries were permitted to distribute dividends to us as of December 31, 2024. This restriction on dividend payments is also a covenant in our new Alpha Bank loan for Dry Two Corp. which closed in February, 2024. The payment of any dividends is not guaranteed or assured, and if paid at all in the future, may be discontinued at any time at the discretion of the Board of Directors.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our shares of common stock were approved for listing on the Nasdaq Capital Market on October 28, 2015 under the symbol “PXS” and the first reported trade on the Nasdaq Capital Market for our shares was in November 2015. Our shares continue to be listed on the Nasdaq Capital Market. Our warrants are currently trading on the Nasdaq Capital Market under the symbol “PXSAW”.

At March 21, 2025, our closing common stock price was $ 3.28. Please also see “Item 3. Key Information – D. Risk Factors – If our common stock does not meet the Nasdaq’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.”

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

Our authorized common and preferred stock consists of 450,000,000 common shares, 50,000,000 preferred shares of which 1,000,000 were authorized as Series A Preferred Shares. As of December 31, 2021, the Company had a total of 10,613,964 and at December 31, 2022, 10,613,424 common shares, post - Reverse Stock Split issued and outstanding, and 449,673 and 449,473 Series A Preferred Shares issued and outstanding, respectively, each with a par value of USD 0.001 per share. All of our shares of stock are in registered form. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of The Marshall Islands or by our Articles of Incorporation or Bylaws.

The rights, preferences and restrictions attaching to each class of shares of our capital stock are described in the “Description of Securities” filed herewith as Exhibit 2.2 to this Annual Report.

On October 28, 2015, our Board of Directors approved the EIP, providing for the granting of share-based awards to our directors, officers and employees and affiliates and to our consultants and service providers. During the years ended December 31, 2021 and 2022, no additional shares were granted under the EIP. In 2023 and 2024, 55,000 and 72,500 shares, respectively, were granted under the EIP.

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

On June 28, 2024, we closed our dry-bulk joint venture with an entity related to our Chairman and Chief Executive Officer for the acquisition of an 82,099 dwt eco-efficient Kamsarmax built in 2015. The $30.0 million purchase price for the “Konkar Venture” was funded by a combination of secured bank debt of $16.5 million, $12.0 million cash, of which the Company contributed $7.3 million in cash, and the issuance of 267,857 restricted PXS common shares valued at $1.5 million ($5.60 per share) to the related party seller.

As of December 31, 2021, 58,814 Series A Preferred Shares were converted and 144,500 Warrants exercised, resulting in the issuance of 299,258 common shares. During 2022, 200 Series A Preferred Shares were converted, resulting in the issuance of 895 PXS common shares. During 2023, 45,847 of the Series A Preferred Shares were converted, resulting in the issuance of 204,819 PXS common shares. On June 20, 2024, the Company paid $2.5 million for the redemption of 100,000 shares of our Series A Preferred Shares at the Liquidation Preference of $25 per share in cash. In October 2024, 460 Series A Convertible Preferred Shares were converted resulting in the issuance of 2,053 common shares. On October 20, 2024 all remaining outstanding Series A Preferred Shares were redeemed at the Liquidation Preference of $25 per share for an aggregate payment of $7.6 million in cash. During the year ended December 31, 2024, non-tradable underwriter’s Warrants of 1,474 exercised resulting the issuance of 1,403 warrants to purchase 1,403 common shares.

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

For our 2024 taxable year, we and our subsidiaries that earn shipping income were organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury recognizes the Republic of the Marshall Islands as a country that grants an equivalent exemption and thus is a qualified foreign country. Therefore, if we and our subsidiaries satisfy the 50% Ownership Test or Publicly-Traded Test for a taxable year, and otherwise comply with applicable substantiation and reporting requirements, we will be exempt from U.S. federal income tax for that taxable year with respect to our U.S.-source shipping income.

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

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares (or “5% shareholders”) the Section 883 Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common shares. The Section 883 Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes. Mr. Valentis beneficially owned more than 5% of our common stock for all of the 2024 taxable year. Thus, we believe that the 5% Override Rule is triggered for the 2024 taxable year.

However, even if the 5% Override Rule is triggered, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% shareholders, qualified shareholders (as defined generally under the Section 883 Regulations and discussed above) own sufficient number of shares to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In this case, Mr. Valentis was the sole 5% shareholder for the 2024 taxable year and is a qualified shareholder for purposes of the Section 883 Regulations. Thus, we believe that the 5% Override Rule would be inapplicable.

Based on the foregoing, we intend to take the position that we and our subsidiaries satisfy both the 50% Ownership Test and the Publicly-Traded Test for the 2024 taxable year and intend to comply with the substantiation and reporting requirements that are applicable under Section 883 of the Code to claim the Section 883 Exemption. If in the 2024 or any future taxable year, the ownership of our shares of common stock changes, because, among other things, we can give no assurance that such shareholders are qualified shareholders or that a sufficient number of qualified shareholders will cooperate with us in respect of the applicable substantiation and reporting requirements, there can be no assurance that we will satisfy either the 50% Ownership Test or the Publicly-Traded Test, in which case we and our subsidiaries would not qualify for the Section 883 Exemption for that taxable year and would be subject to U.S. federal tax as set forth in the above discussion.

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

Based on our current and projected operations, we do not believe that we (or any of our subsidiaries) were a PFIC in the 2024 taxable year, nor do we expect (or any of our subsidiaries) to become a PFIC with respect to the 2025 or any later taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income that we derive or that are deemed to derive from the spot and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from spot and time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “electing holder”) the electing holder must report for U.S. federal income tax purposes its pro-rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the electing holder, regardless of whether distributions were received from us by the electing holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The electing holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the electing holder’s tax basis in the common shares. An electing holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incur with respect to any taxable year. An electing holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our shares of common stock. A U.S. Holder would make a timely QEF election for our shares of common stock by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2024 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.

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

Income or Gains Effectively Connected with a U.S. Trade or Business

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, dividends on the common shares and gain from the sale, exchange or other disposition of our shares of common stock that is effectively connected with the conduct of that trade or business, will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

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

Material Marshall Islands and Greek Tax Law Considerations

The following is a summary of certain material tax consequences of our activities to us and our shareholders.

We are incorporated in the Marshall Islands and some of our operations are located in Greece.

Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholder.

Under Greek Law, the ship management companies which have established an office in Greece under the so called “Law 89” regime, currently legislated by Law 27/1975 as in force, are not subject to any income tax. The same applies to the ship owning companies of the vessels which are managed by such ship management companies and to their foreign holding companies, provided the latter are exclusively holding companies of such ship owning companies, without other activities. There is, however, an annual tonnage tax levy over the vessels managed by such companies, lesser than previously (in view of the below mentioned recent agreement) for which the respective ship owning company and ship management company are jointly and severally liable to pay to the Greek State; also, the tax residents of Greece who receive dividends from such ship owning or their holding companies, (pursuant to a recent agreement between the Union of Greek Shipowners and the Greek State) are taxed at 10% on the dividends which they receive and which they import into Greece, not being liable to any other taxation for these, or any tax for those dividends which either remain with the holding company or are paid to the individual Greek tax resident abroad.

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

Our interest expense is affected by changes in the general level of interest rates, including LIBOR but most importantly and recently SOFR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the years ended December 31, 2023 and 2024 by $0.7 million and $0.8 million, respectively, based upon our average debt level during 2023 and 2024.

Foreign Currency Exchange Risk

We generate most of our revenue in U.S. dollars, but a portion of our expenses, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses and in general and administrative expenses. As of December 31, 2023 and 2024, 12% and 11% of our outstanding accounts payable, respectively, were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars. We do not consider foreign currency exchange risk to be a significant risk to our business in the current environment and foreseeable future.

Inflation

We do not consider inflation to be a significant risk to our business in the current environment and foreseeable future.

B. Qualitative Information about Market Risk

Interest Rate Exposure

Our debt obligations under each of our subsidiaries’ loan agreements bear interest at SOFR plus a fixed margin. Increasing interest rates could adversely affect our future profitability. Lower interest rates lower the returns on cash investments. We regularly monitor interest rate exposure and will enter into swap arrangements with acceptable financial counterparties to hedge exposure where it is considered economically advantageous to do so. However, there may be certain incremental costs incurred if we enter into such arrangements. In order to hedge our variable interest rate exposure, on July 16, 2021, Seventhone Corp. entered into an interest rate cap agreement with one of its lenders for a notional amount of $9.6 million and a cap rate of 2% with a termination date of July 8, 2025. On January 25, 2023, we sold the cap and realized a net cash profit of $0.6 million.

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

We may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk. As of December 31, 2024 and March 21, 2025, none of our vessels, respectively, were employed with the same charterer.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The management of Pyxis Tanker Inc., with the participation of the Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2024, has concluded that, as of such date, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management performed an assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2024 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control, Integrated Framework (2013). Based on its assessment, management has determined that our internal control over financial reporting was effective as of December 31, 2024.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Certified Auditors S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2023 and 2024. Our audit committee was established October 28, 2015. KPMG Certified Auditors S.A. billed the following fees to us for professional services:

(a) Audit Fees

The audit-related fees for the audit of each of the years ended December 31, 2023 and 2024 were €90,000 and €100,000, respectively.

(b) Audit-Related Fees

Audit related services fees charged for the years ended December 31, 2023 and 2024 were nil and nil, respectively.

(c) Tax Fees

Tax fees charged for the years ended December 31, 2023 and 2024 were nil and nil, respectively.

(d) All Other Fees

No other fees were charged for the years ended December 31, 2023 and 2024.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Common Share Repurchase Program

Month (2024)	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum value that may yet be expected on share purchases under program
January	–	–	–	1,755,799
February	12,561	4.33	12,561	1,700,308
March	31,996	4.34	31,996	1,558,770
April	21,334	4.52	21,334	1,460,374
May	17,889	4.62	17,889	1,376,120
June	–	–	–	1,376,120
July	–	–	–	1,376,120
August	39,137	4.87	39,137	1,181,637
September	47,951	4.95	47,951	939,442
October	40,425	4.71	40,425	745,146
November	50,145	4.18	50,145	531,603
December	70,120	3.66	70,120	269,624

On May 11, 2023, our Board authorized a common stock re-purchase program of up to $2.0 million for a period of six months through open market transactions. In November, 2023 our Board of Directors authorized a six-month extension of the Repurchase Program through May, 2024. In May 2024, our Board of Directors authorized an increase of $1.0 million in incremental repurchase authority under the Repurchase Program, and also extended the program through May 16, 2025. During the year ended December 31, 2024, we repurchased a total of 331,558 common shares at an average price of $4.39 per share, excluding brokerage commissions, utilizing $1.46 million, excluding brokerage commissions.

After the year ended December 31, 2024, and as of January 30, 2025 we repurchased an additional 67,534 common shares at an average price of $3.91 per share, excluding brokerage commissions, or an incremental $264 thousand, and fully utilized our Repurchase Program. As of the date of this Annual Report, there are no amounts available to us under the Repurchase Program.

Preferred Share Redemptions

On June 20, 2024, the Company paid $2.5 million for the redemption of 100,000 shares of our Series A Preferred Shares at the Liquidation Preference of $25.00 per share in cash. On October 20, 2024 all remaining outstanding Series A Preferred Shares were redeemed at the Liquidation Preference of $25.00 per share for an aggregate payment of $7.6 million in cash.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by the Company’s and its affiliated ship managers’, directors, officers, and employees, that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and Nasdaq listing standards applicable to the Company.

A copy of our insider trading policy is filed as an exhibit to this Annual Report.

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

Cybersecurity Threats

For the year ended December 31, 2024, and through the date of this annual report, we are not aware of and did not detect any material risks from cybersecurity incidents or threats that have materially affected or are reasonable likely to materially affect the Company, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

Refer to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Please see Financial Statements beginning on page F-1 of this Annual Report.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

1.1#	Articles of Incorporation of the Company	F-4	333-203598	3.1	April 23, 2015
1.2#	Bylaws of the Company	F-4	333-203598	3.2	April 23, 2015
1.3#	Fourthone Corporation Ltd and Eleventhone Corp. joint Loan Agreement	20-F	001-37611	1.4	April 1, 2022
2.1#	Specimen Stock Certificate of Pyxis Tankers Inc.	F-4	333-203598	4.2	September 28, 2015
2.2#	Description of Securities	20-F	001-37611	2.2	March 31, 2020
2.3#	Form of Warrant Agency Agreement (including Form of Warrant)	F-1/A	333-245405	4.3	September 28, 2020
2.4#	Form of Underwriter’s Warrant (Common Share Warrant)	F-1/A	333-245405	4.4	September 28, 2020
2.5#	Form of Underwriter’s Warrant (Series A Preferred Shares)	F-1/A	333-245405	4.5	September 28, 2020
2.6#	Form of Underwriter’s Warrant (Common Shares Warrant)	F-1	333-253741	4.6	March 1, 2021
4.1#	Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	F-4	333-203598	10.3	September 4, 2015
4.1.1#	First Amendment dated August 9, 2016, to the Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	20-F	001-37611	4.1.1	March 28, 2017
4.1.2#	Second Amendment dated March 18, 2020, to the Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	20-F	001-37611	4.1.2	March 31, 2020
4.2#	Form of Ship Management Agreement with International Tanker Management Ltd.	F-4	333-203598	10.4	September 4, 2015
4.6#	Form of 2015 Equity Incentive Plan	F-4	333-203598	10.12	September 4, 2015
4.7#	Form of Indemnification Agreement	F-4	333-203598	10.13	September 4, 2015
4.11#	Loan Agreement dated July 8, 2020 by and between Alpha Bank S.A., as lender, and Seventhone Corp., as borrower	F-1	333-245405	10.13	August 13, 2020
4.12#	Corporate Guarantee dated July 8, 2020 by and between Pyxis Tankers Inc., as guarantor, and Alpha Bank S.A., as lender, in respect of the Loan Agreement dated July 8, 2020, by and between Alpha Bank S.A. and Seventhone Corp.	F-1	333-245405	10.13.1	August 13, 2020
4.14#	Loan Agreement, dated March 29, 2021, by and among Alpha Bank S.A. and Eighthone Corp.	20-F	001-37611	4.15	April 12, 2021
4.15#	Amendment dated June 25, 2021 to the Loan Agreement dated July 8, 2020 by and between Alpha Bank S.A., as lender, and Seventhone Corp., as borrower.	6-K	001-37611	99.3	July 12, 2021

4.17#	Loan Agreement, dated March 10, 2023, by and among Piraeus Bank S.A. and Tenthone Corp.	20-F	001-37611	4.17	April 12, 2023
4.18#	Loan Agreement dated September 8, 2023, by and among Piraeus Bank S.A. and Dryone Corp. - Pyxis	20-F	001-37611	4.18	April 17, 2024
4.19#	Loan Agreement dated February 9, 2024, by and among Alpha Bank S.A. and Drytwo Corp.	20-F	001-37611	4.19	April 17, 2024
4.20#	Joint Venture Agreement - Drykon Maritime Inc - Pyxis Tankers – Futurebulk	20-F	001-37611	4.20	April 17, 2024
4.21#	Ship-management_agreement_Dryone Corp – Konkar Ormi	20-F	001-37611	4.21	April 17, 2024
4.22#	Ship-management_agreement_Drytwo Corp – Konkar Asteri	20-F	001-37611	4.22	April 17, 2024
4.23#	Policy Regarding the Recovery of Erroneously Awarded Compensation	20-F	001-37611	4.23	April 17, 2024
4.24*	Joint Venture Agreement - Accuship Maritime Ltd - Pyxis Tankers – Futurebulk
4.25*	Ship-management_agreement_Drythree Corp – Konkar Venture
4.26*	Loan Agreement dated June 27, 2024, by and among Piraeus Bank S.A. and Drythree Corp.
4.27*	Insider Trading Policy for Covered Persons dated May 26, 2022
4.28*	First Supplemental Agreement dated July 30, 2024, by and among Alpha Bank S.A. and Seventhone Corp.
4.29*	First Supplemental Agreement dated July 30, 2024, by and among Alpha Bank S.A. and Eleventhone Corp.
8.1*	List of Subsidiaries
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
15.2*	Consent of Drewry Shipping Consultants Ltd.

101* The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as at December 31, 2023 and 2024;

(ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2023 and 2024;

(iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2022, 2023 and 2024;

(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2023 and 2024;

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

Date: March 28, 2025

PYXIS TANKERS INC.

124

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Pyxis Tankers Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Pyxis Tankers Inc. and subsidiaries (the Company) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Consolidation of the new investment Accuship Maritime Ltd. under the variable interest entity model

As discussed in Notes 2 and 10 to the consolidated financial statements, in May 2024 the Company acquired a 60% financial interest in the newly established entity, Accuship Maritime Ltd. (“Accuship”). The remaining 40% of Accuship is beneficially owned by the controlling shareholder of the Company and an immediate family member. Based on the governing documents of Accuship, certain matters necessitate unanimous agreement of all shareholders which creates disproportionality between the financial interest and voting rights of the Company. The Company determined Accuship was a variable interest entity (VIE) in accordance with U.S. GAAP and the Company was determined to be the primary beneficiary. As a result, the Company consolidated the financial results of Accuship.

We identified the assessment of the determination of the primary beneficiary of Accuship under the VIE model as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the accounting impact of disproportionality in financial interest and voting rights and whether the Company had the power to direct the activities that most significantly impact Accuship`s economic performance.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of an internal control related to the Company’s assessment of the accounting treatment of its investment in Accuship. In addition, we performed the following:

● obtained and inspected Accuship`s relevant governing documents, including the operating agreement, articles of incorporation, certificate of incorporation and share register of Accuship

● obtained the Company’s accounting analysis and assessed the consideration of relevant provisions of the governing documents that might impact the primary beneficiary assessment, the Company’s power to direct the activities that most significantly impact Accuship`s economic performance, and the impact of any disproportionality between the financial interest and voting rights

● compared Accuship`s financial data to amounts recorded in the Company`s consolidated financial statements and recalculated the allocation of non-controlling interest.

Evaluation of impairment for certain vessels with impairment indicators

As discussed in Note 2 to the consolidated financial statements, the Company assesses its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel plus unamortized deferred costs may not be recoverable. If indicators of impairment exist for a vessel, the Company determines the recoverable amount by estimating the undiscounted future cash flows associated with the vessel. If the carrying value of the vessel plus the unamortized deferred costs exceeds its future undiscounted cash flows, the carrying value of the vessel is reduced to its fair value. As of December 31, 2024, the Company identified impairment indicators for two of its vessels. At December 31, 2024, the carrying value of the Company’s vessels plus unamortized deferred costs was $ 141,238 thousand.

We identified the evaluation of the Company’s impairment assessment for certain vessels with impairment indicators as a critical audit matter. Subjective auditor judgment was required to assess the uncontracted future charter rates and the significant impact they had on future undiscounted cash flows expected to be generated over the remaining useful life of the vessels.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of an internal control related to the Company’s recoverability assessment process for vessels with impairment indicators, including the determination of uncontracted future charter rates. In addition, we performed the following:

● evaluated the method used by the Company to estimate uncontracted future charter rates by comparing it with the industry practice

● evaluated the Company’s uncontracted future charter rates utilized in the determination of future undiscounted cash flows by comparing such rates to (1) historical rate information for similar vessels published by third parties, (2) the Company’s historical rates, (3) the Company’s budgets, and (4) market reports on spreads on marine fuel for determination of premium for scrubber fitted vessels

● performed sensitivity analyses to assess the impact of changes to uncontracted future charter rates on the determination of the future undiscounted cash flows

● tested the completeness and accuracy of the data used within the forecasts by comparing a selection of items to underlying documentation.

/s/ KPMG Certified Auditors S.A.

We have served as the Company’s auditor since 2022.

Athens, Greece

March 28, 2025

PYXIS TANKERS INC.

Consolidated Balance Sheets

As at December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

		December 31,	December 31,
	Note	2023	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2	$34,539	$21,243
Short-term investment in time deposits	2	20,000	17,000
Inventories	2, 8	957	1,889
Trade accounts receivable, net	2	4,964	5,040
Due from related parties	3	194	—
Prepayments and other current assets		226	706
Insurance claim receivable	6	—	245
Total current assets		60,880	46,123

FIXED ASSETS, NET:
Vessels, net	5	99,273	140,024
Advance for vessel additions	5	—	170
Advance for vessel acquisition	5	2,663	—
Total fixed assets, net		101,936	140,194

OTHER NON-CURRENT ASSETS:
Restricted cash	2, 8	1,800	1,350
Deferred dry-dock and special survey costs, net	2, 7	1,622	1,214
Prepayments and other non-current assets		75	—
Total other non-current assets		3,497	2,564
Total assets		$166,313	$188,881

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	8	$5,580	$7,561
Trade accounts payable		1,695	2,107
Due to related parties	3	990	973
Hire collected in advance	2	1,173	111
Accrued and other liabilities		646	1,502
Total current liabilities		10,084	12,254

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	8	55,370	76,963
Total non-current liabilities		55,370	76,963

COMMITMENTS AND CONTINGENCIES	12	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 403,631 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2023 and nil at December 31, 2024)	9	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,542,547 shares issued and outstanding as at December 31, 2023 and 10,553,399 at December 31, 2024, respectively)	9	11	11
Additional paid-in capital	9	110,799	98,035
Accumulated deficit		(14,270)	(4,670)
Total equity attributable to Pyxis Tankers Inc. and subsidiaries		96,540	93,376
Non-controlling interest	10	4,319	6,288
Total stockholders’ equity		100,859	99,664
Total liabilities and stockholders’ equity		$166,313	$188,881

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

		Year ended December 31,
	Note	2022	2023	2024

Revenues, net	2, 15	$58,344	$45,468	$51,542

Expenses:
Voyage related costs and commissions	3	(17,357)	(6,352)	(9,527)
Vessel operating expenses		(12,481)	(11,623)	(13,367)
General and administrative expenses	3	(2,508)	(3,448)	(2,996)
Management fees, related parties	3	(702)	(728)	(1,177)
Management fees, other	1	(916)	(760)	(503)
Amortization of special survey costs	7	(384)	(388)	(382)
Depreciation	5	(6,100)	(5,503)	(6,904)
Allowance for credit losses	2	(118)	78	38
Gain/(Loss) from the sale of vessels, net	5	(466)	25,125	—
Operating income		17,312	41,869	16,724

Other expenses, net:
Loss from debt extinguishment		(34)	(379)	—
Loss from financial derivative instruments	11	555	(59)	—
Interest and finance costs	13	(4,441)	(5,835)	(6,529)
Interest income		—	1,240	2,312
Total other expenses, net		(3,920)	(5,033)	(4,217)

Net income		$13,392	$36,836	$12,507

Loss attributable to non-controlling interest		—	201	361
Net income attributable to Pyxis Tankers Inc.		$13,392	$37,037	$12,868

Dividend Series A Convertible Preferred Stock		(885)	(810)	(562)
Deemed dividend from Series A Convertible Preferred Stock Redemption		—	—	(2,682)
Net income attributable to common shareholders		$12,507	$36,227	$9,624

Income per common share, basic	10	$1.18	$3.38	$0.91
Income per common share, diluted	10	$1.06	$2.94	$0.91
Weighted average number of common shares, basic	10	10,613,672	10,701,059	10,524,511
Weighted average number of common shares, diluted	10	12,640,581	12,585,777	10,524,511

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Series A Convertible Preferred Shares		Common Stock		Additional		Pyxis Tankers	Non-
	# of shares	Par Value	# of shares	Par Value	Paid-in Capital	Accumulated Deficit	Inc Total Equity	controlling interest	Total Equity

Balance January 1, 2022	449,673	—	10,613,964	$11	$111,871	$(63,030)	$48,852	—	$48,852
Conversion of Series A Convertible Preferred Shares to common stock	(200)	—	896	—	(1)	—	(1)	—	(1)
Cancellation of Shares	—	—	(1)	—	—	—	—	—	—
Fractional shares settlement for Reverse Split	—	—	(540)	—	(1)	—	(1)	—	(1)
Preferred stock dividends	—	—	—	—	—	(871)	(871)	—	(871)
Net income	—	—	—	—	—	13,392	13,392	—	13,392
Balance December 31, 2022	449,473	—	10,614,319	$11	$111,869	$(50,509)	$61,371	—	$61,371

Balance January 1, 2023	449,473	—	10,614,319	$11	$111,869	$(50,509)	$61,371	—	$61,371
Conversion of Series A Convertible Preferred Shares to common stock	(45,842)	—	204,819	—	3	(1)	2	—	2
Preferred stock dividends	—	—	—	—	—	(797)	(797)	—	(797)
Common stock re-purchase program	—	—	(331,591)	—	(1,244)	—	(1,244)	—	(1,244)
Restricted common stock grants	—	—	55,000	—	171	—	171	—	171
Net income/(loss)	—	—	—	—	—	37,037	37,037	(201)	36,836
Contributions from non-controlling interest	—	—	—	—	—	—	—	4,520	4,520
Balance December 31, 2023	403,631	—	10,542,547	$11	$110,799	$(14,270)	$96,540	$4,319	$100,859

Balance January 1, 2024	403,631	—	10,542,547	$11	$110,799	$(14,270)	$96,540	$4,319	$100,859
Conversion of Series A Convertible Preferred Shares to common stock	(460)	—	2,053	—	—	—	—	—	—
Preferred stock dividends	—	—	—	—	—	(586)	(586)	—	(586)
Common stock re-purchase program	—	—	(331,558)	—	(1,486)	—	(1,486)	—	(1,486)
Restricted common stock grants	—	—	72,500	—	62	—	62	—	62
Net income/(loss)	—	—	—	—	—	12,868	12,868	(361)	12,507
Common stock issued for vessel acquisition	—	—	267,857	—	1,382	—	1,382	—	1,382
Deemed dividend from vessel acquisition	—	—	—	—	(5,325)	—	(5,325)	(3,550)	(8,875)
Contributions from non-controlling interest	—	—	—	—	—	—	—	5,880	5,880
Redemption of Series A Convertible Preferred shares	(403,171)	—	—	—	(7,397)	(2,682)	(10,079)	—	(10,079)
Balance December 31, 2024	—	—	10,553,399	$11	$98,035	$(4,670)	$93,376	$6,288	$99,664

The accompanying notes are an integral part of these Consolidated Financial Statements

PYXIS TANKERS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Note	2022	2023	2024
Cash flows from operating activities:
Net income		$13,392	$36,836	$12,507
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	5	6,100	5,503	6,904
Amortization and write-off of special survey costs	7	384	388	382
Allowance for credit losses		118	(78)	(38)
Amortization and write-off of financing costs	14	303	247	238
Amortization of restricted common stock grants		—	171	62
Loss from debt extinguishment	8	34	379	—
Loss/(Gain) from financial derivative instrument	12	(555)	59	—
Gain on sale of vessels, net		—	(25,125)	—
Changes in assets and liabilities:
Inventories		(344)	954	(932)
Due from/(to) related parties	3	(2,940)	(231)	177
Trade accounts receivable, net		(8,871)	5,583	(38)
Prepayments and other assets		(18)	(97)	(405)
Insurance claim receivable	6	(608)	608	(245)
Special survey cost	7	(519)	(1,379)	(100)
Trade accounts payable		(227)	(1,094)	538
Hire collected in advance	2	2,133	(960)	(1,062)
Accrued and other liabilities		(108)	(322)	858
Net cash provided by operating activities		$8,274	$21,442	$18,846

Cash flow from investing activities:
Proceeds from the sale of vessel, net		8,509	64,213	—
Advance for vessel acquisition	1	—	(2,663)	—
Payments for vessel acquisition	5	(2,995)	(28,500)	(44,969)
Ballast water treatment system installation	5	(561)	(768)	—
Vessel additions	5	—	(77)	(24)
Vessel additions prepayments			—	(170)
Short-term investment in time deposits	2	—	(20,000)	3,000
Net cash (used in)/provided by investing activities		$4,953	$12,205	$(42,163)

Cash flows from financing activities:
Proceeds from long-term debt	8	—	34,500	31,000
Repayment of long-term debt	8	(12,030)	(38,760)	(7,307)
Contributions from non-controlling interests	2.a	—	4,520	5,880
Redemption of Series A Convertible Preferred shares		—	—	(10,079)
Repayment of promissory note		—	(6,000)	—
Financial derivative instrument	12	10	561	—
Payment of financing costs		(20)	(277)	(357)
Preferred stock dividends paid	9	(871)	(797)	(587)
Common stock re-purchase program	9	—	(1,244)	(1,486)
Deemed dividend from Konkar Venture acquisition		—	—	(7,493)
Fractional shares paid		(1)	—	—
Net cash provided by/(used in) financing activities		$(12,912)	$(7,497)	$9,571

Net (decrease)/increase in cash and cash equivalents and restricted cash		315	26,150	(13,746)
Cash and cash equivalents and restricted cash at the beginning of the period		9,874	10,189	36,339
Cash and cash equivalents and restricted cash at the end of the period		$10,189	$36,339	$22,593
SUPPLEMENTAL INFORMATION:
Cash paid for interest		$3,912	$5,630	$5,908
Issuance of common stock financing acquisition of vessel “Konkar Venture” (Non-cash financing activities)		—	—	1,382
Unpaid portion of financing costs		—	16	—
Unpaid portion of Special Survey cost		—	126	—
Unpaid portion of Ballast Water Treatment System installation		—	43	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

1. Basis of Presentation and General Information:

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. As of December 31, 2024, Pyxis owns 100% ownership interest in the following four vessel-owning companies:

●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”);
●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone”);
●	ELEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eleventhone”);
●	DRYTWO CORP., established under the laws of the Republic of the Marshall Islands (“Drytwo”)

As of December 31, 2024, we also own 60% ownership or a $6,780 equity investment in DRYKON MARITIME Corp. (“Drykon”), an entity that owns through its wholly owned subsidiary, DRYONE CORP. (“Dryone”), a 2016 Japanese built Ultramax dry-bulk carrier, the “Konkar Ormi”. The remaining 40% is owned by an entity related to our Chief Executive Officer and Chairman. The delivery of the vessel occurred on September 14, 2023 and her initial charter commenced on October 5, 2023.

As of December 31, 2024, we also own 60% ownership or a $8,700 equity investment in ACCUSHIP MARITIME Ltd. (“Accuship”), an entity that owns through its wholly owned subsidiary, DRYTHREE CORP. (“Drythree”), a 2015 Japanese built Kamsarmax dry-bulk carrier, the “Konkar Venture”. The remaining 40% is owned by an entity related to our Chief Executive Officer and Chairman. The “Konkar Venture”, a sister ship to our eco-efficient “Konkar Asteri”, was delivered on June 28, 2024, and continued its employment under the existing time charter through mid-August, 2024.

We consolidate in our financial statements the aforementioned dry-bulk joint ventures for the “Konkar Ormi” and “Konkar Venture” under the relevant ASC 810 guidelines as a result of our control over Drykon and Accuship. As a result of the transactions the Company reports non-controlling interest in its accompanying Consolidated Financial Statements. Dryone and Drythree are established under the laws of the Marshall Islands and collectively with Eleventhone, Seventhone, Tenthone and Drytwo are the “Vessel-owning companies”.

Pyxis also currently owns 100% ownership interest in the following non-vessel owning dormant companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of the Marshall Islands (“Secondone”) that owned the vessel “Northsea Alpha” that was sold to an unaffiliated third party on January 28, 2022;
●	THIRDONE CORPORATION LTD, established under the laws of the Republic of the Marshall Islands (“Thirdone”) that owned the vessel “Northsea Beta” that was sold to an unaffiliated third party on March 1, 2022;
●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of the Marshall Islands (“Fourthone”) that owned the vessel “Pyxis Malou” that was sold to an unaffiliated third party on March 23, 2023;
●	SIXTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Sixthone”) that owned the vessel “Pyxis Delta” that was sold to an unaffiliated third party on January 13, 2020;
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone”) that owned the vessel “Pyxis Epsilon” that was sold to an unaffiliated third party on December 15, 2023 and
●	MARITIME TECHNOLOGIES CORP, established under the laws of Delaware.

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels and dry commodities through the ownership and operation of dry-bulk carriers, as listed below:

Vessel-owning Company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Tanker fleet
Seventhone	31-May-2011	Pyxis Theta	51,795	2013	16-Sep-2013
Tenthone	22-Apr-2021	Pyxis Karteria	46,652	2013	15-Jul-2021
Eleventhone	11-Sep-2021	Pyxis Lamda	50,145	2017	20-Dec-2021
Dry-bulk fleet
Dryone	04-Jul-2023	Konkar Ormi	63,520	2016	14-Sep-2023
Drytwo	24-Nov-2023	Konkar Asteri	82,013	2015	15-Feb-2024
Drythree	29-May-2024	Konkar Venture	82,099	2015	28-Jun-2024

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

1. Basis of Presentation and General Information: -Continued:

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Pyxis and its subsidiaries as presented in Note 1 above (collectively the “Company”), as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024.

The Company’s vessels are engaged in the transportation of refined petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils, and dry-bulk commodities. The vessels “Pyxis Theta”, “Pyxis Karteria” and “Pyxis Lamda” are medium-range product tankers and “Konkar Ormi”, “Konkar Asteri” and “Konkar Venture” are dry-bulk carriers. All of the Company’s tanker vessels are double hulled.

Prior to the consummation of the transactions discussed below, our Chief Executive Officer and Chairman, Mr. Valentios (“Eddie”) Valentis was the sole ultimate stockholder of Pyxis and certain vessel-owning companies, holding all of their issued and outstanding share capital through Maritime Investors. Specifically, Maritime Investors owned directly 100% of Pyxis, Secondone and Thirdone, and owned indirectly (through the intermediate holding company PYXIS HOLDINGS INC. (“Holdings”)) 100% of Fourthone, Sixthone, Seventhone and Eighthone.

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentis, provides certain ship management services to the Company’s tanker vessels (Note 3).

With effect from the delivery of each tanker vessel, the crewing and technical management of the vessels are contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM is in force until it is terminated by either party. The ship management agreements can be cancelled either by the Company or ITM for any reason at any time upon three months’ advance notice. Management fees charged by ITM are separately presented as “management fees, other” in the Company’s Consolidated Statements of Comprehensive Income.

Konkar Shipping Agencies, S.A. (“Konkar Agencies”), a company beneficially owned by Mr. Valentis, provides similar technical management and commercial management services for our dry-bulk vessels.

As of December 31, 2023 and December 31, 2024, Mr. Valentis beneficially owned 54.3% and 56.9%, respectively, of the Company’s common stock.

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

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: - Continued:

On July 5, 2023, the Company acquired a 60% equity interest in the newly incorporated entity Drykon for a consideration of $6.78 million in cash. The remaining 40% acquired by an entity related to our Chief Executive Officer and Chairman for a consideration of US$4.52 million in cash. An Agreement has been signed, between the shareholders of Drykon where all matters about Drykon’s, structure, operations and governance are determined and agreed in writing. Management assessed the terms of the agreement and concludes that there is disproportionality in between the financial interest and voting rights of the Company. More specifically, Pyxis owns 60% of the equity interest in Drykon, however, there are matters in the agreement requiring unanimous vote of all directors resulting in Pyxis only having a 50% share of the voting rights for these specific matters. A number of these matters that require a unanimous vote have been determined by the management to relate to activities that significantly affect the economic performance of Drykon and are considered by the management to be participating rights rather than protective in nature. Based on the above and the relevant guidance under ASC 810 “Consolidation”, management has assessed that Drykon is a VIE. Further, management assessed that Pyxis has a controlling variable interest in this VIE due to the fact that i) The minority percentage in Drykon is held by the Company’s Chief Executive Officer and Chairman and his immediate family members ii) The Company’s Chief Executive Officer and Chairman also controls the Company, iii) Based on i) and ii) Drykon’s shareholders are controlled by the same individual and his immediate family members thus, minority’s participating rights are not considered substantive. In addition, Pyxis has power over Drykon’s significant activities through decisions made unilaterally via its majority of the Board of Directors and therefore should consolidate Drykon. No gain or loss recognized on the initial consolidation of the VIE. Drykon is the 100% owner of the entity Dryone Corp., owner of the vessel Konkar Ormi. The acquisition of the vessel financed through a combination of equity contribution and external loan. Pyxis serves as a guarantor for an amount not exceeding 60% of the then outstanding indebtedness of Drykon’s wholly-owned subsidiary, Dryone Corp., under its external loan. For the years ended December 31, 2023 and December 31, 2024, Drykon recorded a net loss of $502 and a net loss of $541, respectively, of which $301 and $325 are attributable to Pyxis and $201 and $216 are attributable to Non-Controlling Interest (“NCI”). The VIE’s assets and liabilities that have been consolidated in the accompanying Consolidated Balance Sheets are analyzed per classification as follows:

Drykon	December 31,	December 31,
	2023	2024
Total current assets	$770	$1,723
Total fixed assets, net	28,094	26,730
Total other non-current assets	800	—
Total assets:	$29,664	$28,453

Total current liabilities	$1,867	$2,364
Total non-current liabilities	16,999	15,832
Total stockholders’ equity	10,798	10,257
Total liabilities and stockholders’ equity	$29,664	$28,453

On June 28, 2024, the Company completed the acquisition of an 82,099 dwt eco-efficient Kamsarmax dry-bulk built in 2015 at Jiangsu New Yangzi Shipbuilding., through the 60% equity interest in the newly incorporated entity Accuship Maritime Ltd. for a consideration of $7,320 in cash, and the issuance of 267,857 restricted common shares of the Company to the seller of the vessel acquired that was an entity related to our Chief Executive Officer and Chairman. As a result of the vessel acquisition under common control, $8,875 from the amounts initially contributed to Accuship Maritime Ltd. has been recognized as a deemed dividend in the Company’s consolidated Statements of Stockholders’ Equity. The remaining 40% acquired by an entity related to our Chief Executive Officer and Chairman for a consideration of $5,880 in cash. An Agreement has been signed, between the shareholders of Accuship where all matters about Accuships’s structure, operations and governance are determined and agreed in writing. Management assessed the terms of the agreement and concludes that there is disproportionality in between the financial interest and voting rights of the Company. More specifically, Pyxis owns 60% of the equity interest in Accuship, however, there are matters in the agreement requiring unanimous vote of all directors resulting in Pyxis only having a 50% share of the voting rights for these specific matters. A number of these matters that require a unanimous vote have been determined by the management to relate to activities that significantly affect the economic performance of Accuship and are considered by the management to be participating rights rather than protective in nature. Based on the above and the relevant guidance under ASC 810 “Consolidation”, management has assessed that Accuship is a VIE. Further, management assessed that Pyxis has a controlling variable interest in this VIE due to the fact that i) The minority percentage in Accuship is held by the Company’s Chief Executive Officer and Chairman and his immediate family members ii) The Company’s Chief Executive Officer and Chairman also controls the Company, iii) Based on i) and ii) Accuship’s shareholders are controlled by the same individual and his immediate family members thus, minority’s participating rights are not considered substantive. In addition, Pyxis has power over Accuship’s significant activities through decisions made unilaterally via its majority of the Board of Directors and therefore should consolidate Accuship.. No gain or loss recognized on the initial consolidation of the VIE. Accuship is the 100% owner of the entity Drythree Corp., owner of the vessel Konkar Venture. The acquisition of the vessel financed through a combination of equity contribution and external loan. Pyxis serves as a guarantor for an amount not exceeding 60% of the then outstanding indebtedness of Accuship’s wholly-owned subsidiary, Drythree Corp., under its external loan. For the year ended December 31, 2024 Accuship recorded a net loss of $361 of which $217 are attributable to Pyxis and $144 are attributable to Non-Controlling Interest (“NCI”). The VIE’s assets and liabilities that have been consolidated in the accompanying Consolidated Balance Sheets are analyzed per classification as follows:

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: - Continued:

Accuship	December 31,
2024
Total current assets	$726
Total fixed assets, net	20,563
Total other non-current assets	—
Total assets:	$21,289

Total current liabilities	$1,415
Total non-current liabilities	14,529
Total stockholders’ equity	5,345
Total liabilities and stockholders’ equity	$21,289

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

(c) Comprehensive Income: The Company follows the provisions of ASC 220 “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Company had no transactions which affect comprehensive income during the years ended December 31, 2022, 2023 and 2024 and accordingly, comprehensive income was equal to net income.

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar as the Company’s vessels operate in international shipping markets and, therefore, primarily transact business in U.S. dollars. The Company’s accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Resulting gains or losses are included in Vessel operating expenses in the accompanying Consolidated Statements of Comprehensive Income. All amounts in the Consolidated Financial Statements are presented in thousand U.S. dollars rounded to the nearest thousand.

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

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: - Continued:

(f) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the claim is not subject to litigation. The Company assessed the provisions of ASC 326 regarding the collectability of insurance claims recoveries and concluded that there is no material impact on the Company’s Consolidated Financial Statements as of December 31, 2023 and 2024, and thus no provision for credit losses was recorded as of those dates.

(g) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term investments in time deposits and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, and short-term investments in time deposits with qualified financial institutions with high credit worthiness. The Company performs periodic evaluations of the relative creditworthiness of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

(h) Cash and Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Restricted cash is associated with pledged retention accounts in connection with the loan repayments and minimum liquidity requirements under the loan agreements discussed in Note 8 and is presented separately in the accompanying Consolidated Balance Sheets. The Company assessed the provisions of ASC 326 for cash equivalents and restricted cash and concluded that impact on the Company’s Consolidated Financial Statements as of December 31, 2023 and 2024 is immaterial and thus no provision for credit losses was recorded as of those dates.

(i) Income Taxes: Neither Pyxis Tankers Inc. nor any of its subsidiaries are subject to income taxes. More specifically, under the laws of the Republic of the Marshall Islands, the country of incorporation of the Company and, as of December 31, 2023 and 2024, all of the Company’s vessel-owning companies, and/or the vessels’ registration, the vessel-owning companies and Pyxis Tankers Inc. as well, are not liable for any Marshall Islands income tax on their income.

Under the laws of the Republic of Malta, the country of incorporation of certain of the Company’s vessel-owning companies, and/or the vessels’ registration during the years ended December 31, 2022 and 2023, these vessel-owning companies were not liable for any Maltese income tax on their income derived from shipping operations, the only operations they had in Malta.

The vessel-owning companies with vessels that have called on the United States during the relevant years of operation are obliged to file income tax returns with the Internal Revenue Service. The applicable income tax would be 50% of 4% of U.S. related gross transportation income unless an exemption applies. The Company believes that based on current legislation the relevant vessel-owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related vessel-owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel-owning companies are residents of a country granting an equivalent exemption to U.S. persons. The Company and each of its vessel-owning subsidiaries believes it qualifies for this statutory tax exemption for the 2024, 2023, 2022 and 2021 taxable years (the tax years that remain subject to examination), and is not liable for U.S. federal income tax. The Company takes this position for United States federal income tax return reporting purposes.

The Company also believes the vessel owning companies are exempt from income taxes in the other ports where they have called under various exemptions for the shipping industry. Instead, a non-income-based tax is levied in certain of the countries where the vessels trade based on their tonnage, which is included in Vessel operating expenses in the accompanying Consolidated Statements of Comprehensive Income.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: - Continued:

(j) Inventories: Inventories consist of lubricants and bunkers (where applicable) on board the vessels, which are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out (“FIFO”) method.

(k) Trade Accounts Receivable, Net and Hire Collected in Advance: Under spot charters, the Company normally issues its invoices to charterers at the completion of the voyage. Invoices are due upon issuance of the invoice. Since the Company satisfies its performance obligation over the time of the spot charter, the Company recognizes its unconditional right to consideration in trade accounts receivable, net of an allowance for credit losses. Trade accounts receivable from spot charters as of December 31, 2023 and 2024, amounted to $4,764 and $4,609, respectively. The allowance for expected credit losses at December 31, 2023 and 2024 was $60 and $22, respectively (Note 2(l)). Under time charter contracts, the Company normally issues invoices on a monthly basis 30 days in advance of providing its services. Trade accounts receivable from time charters as of December 31, 2023 and 2024, amounted to $260 and $453, respectively. Hire collected in advance includes cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. The hire collected in advance as of December 31, 2023 and 2024, was $1,173 and 111, respectively and concerns hire received in advance from time charters.

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

ASC 326 primarily impact trade receivables recorded on Consolidated Balance Sheet. In particular, the Company assessed that any impairment of receivables arising from operating leases, i.e. time charters, should be accounted for in accordance with Topic 842, Leases, and not in accordance with Topic 326. Impairment of receivables arising from voyage charters, which are accounted for in accordance with Topic 606, Revenues from Contracts with Customers, are within the scope of Subtopic 326 and must therefore be assessed for expected credit losses. The Company assessed collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considered historical collectability based on past due status. The Company also considered customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as Allowance of credit losses in the Consolidated Statements of Comprehensive Income.

As of December 31, 2023 and December 31, 2024, the Company concluded on an expected credit loss rate of 1.6% and 1.1% on the total outstanding receivables arising from outstanding receivables from demurrages. Management monitors its trade receivables on a daily and on a charter-by charterer basis in order to determine if adjustments are necessary in the expected credit loss rate. For the year ended December 31, 2023 and December 31, 2024, allowance reduction of $78 and additional reduction of $38, respectively, were recognized and included in the accompanying Consolidated Statement of Comprehensive Income for the related year.

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

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessels’ remaining estimated economic useful life, after considering the estimated residual value. A vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton which is assessed at $0.34/ton. The Company estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. In the event that future regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life will be adjusted at the date such regulations are adopted.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: - Continued:

(n) Impairment of Long-Lived Assets: The Company reviews its long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount plus the unamortized dry-dock and special survey balances of these assets may not be recoverable.

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

To the extent impairment indicators are present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed days and an estimated daily future charter rate for the uncontracted days (based on the ten year average historical charter rates, of similar type and size vessels, for the period up to the end of the estimated useful life of the vessel. When the ten year average of historical charter rates is not available for a type of vessels, the Company uses the average of historical charter rates of the available period) expected outflows for vessels’ operating expenses, planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, pursuant to the Company’s existing group management agreement, and fleet utilization. The residual value used in the impairment test is estimated to be $0.34 per lightweight ton in accordance with the vessels’ depreciation policy.

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

The review of the carrying amounts plus the unamortized dry-dock and survey balances in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2022, 2023 and 2024, did not indicate any impairment charge.

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

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: - Continued:

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or its designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the Consolidated Statement of Comprehensive Income/(loss). If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the current period’s Consolidated Statement of Comprehensive Income as financial income or expense.

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

(r) Interest Income, Interest and Finance Costs: We incur interest expense on outstanding indebtedness under our existing credit facilities which we include in interest expense. Finance costs also include financing and legal costs in connection with establishing and amending those facilities, which are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Costs associated with new loans or refinancing of existing ones, which meet the criteria for debt modification, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as a direct deduction from the carrying amount of the debt liability. Such costs are deferred and amortized to Interest and finance costs in the Consolidated Statements of Comprehensive Income during the life of the related debt using the effective interest method. For loans repaid or refinanced that meet the criteria of debt extinguishment, the difference between the settlement price and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) is recognized as a gain or loss in the Consolidated Statement of Comprehensive Income. Commitment fees relating to undrawn loan principal are expensed as incurred. Further, we earn interest on cash deposits in interest-bearing accounts and on interest-bearing securities, which we included in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. “Interest Income” from time deposits of $1,240 and $2,312 recognized during the year in the accompanying Consolidated Statement of Comprehensive Income respectively, as of December 31, 2023 and December 31, 2024.

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

(t) Segment Reporting: The Company has determined that it operates under two reportable segments, one relating to its operations of the medium range tanker vessels and one to the operations of the dry-bulk vessels. Prior to 2023, the Company was operating only tanker vessels thus, had identified only one reportable segment. The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company’s Consolidated Financial Statements. Segment results are evaluated based on segment’s profit/(loss) (see also note 15). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: - Continued:

In November 2023, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses and other segment items by reportable segment on an annual basis and expands the extent of interim segment disclosures. The guidance is applied retrospectively to all periods presented in the financial statements, unless it is impracticable to do so. The ASU does not change how a public entity identifies its operating segments, aggregates them, or quantitative thresholds to determine its reportable segments. The Company adopted the new standard effective January 1, 2024. The adoption of this ASU affected only the Company’s disclosures, with no impact to its financial condition and results of operations.

(u) Income per Share: Basic income per share is computed by dividing the net income attributable to common shareholders by the weighted average number of common shares outstanding during the period.

The computation of diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants and shares issued under the equity incentive plan and the Promissory Note. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the Series A Convertible Preferred Shares into common shares. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

(w) Revenues, net: The Company generates its revenues from charterers. The vessels are chartered using either spot charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate.

The following table presents the Company’s revenue disaggregated by revenue source, net of commissions, for the years ended December 31, 2022, 2023 and 2024:

	Year ended December 31,
	2022	2023	2024
Revenues derived from spot charters, net	$39,099	$12,665	$19,769
Revenues derived from time charters, net	19,245	32,803	31,773
Revenues, net	$58,344	$45,468	$51,542

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: - Continued:

Under a spot charter, the Company incurs and pays for certain voyage expenses, primarily consisting of brokerage commissions, port and canal costs and bunker consumption, during the spot charter (load-to-discharge) and during the ballast voyage (date of previous discharge to loading, assuming a new charter has been agreed before the completion of the previous spot charter). The Company recognize the voyage costs during the ballast voyage represented costs to fulfil a contract which give rise to an asset that being capitalized and amortized over the spot charter, consistent with the recognition of voyage revenues from spot charter from load-to-discharge, while voyage costs incurred during the spot charter should be expensed as incurred. Under ASC 606 and after implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer are capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. The Company has adopted the practical expedient in the guidance and any costs to obtain a contract will be expensed as incurred, for the Company’s spot charters that do not exceed one year. Vessel operating expenses are expensed as incurred.

In addition, pursuant to this standard and the Leases standard (discussed below), the Company presents Revenues net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying Consolidated Statements of Comprehensive Income.

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

Leases: The Company has assessed time charter contracts under the criteria imposed by ASC 842 and have concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. The Company has concluded that the criteria for not separating the lease and non-lease components of our time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels, is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. After the lease commencement date, the Company evaluate lease modifications, if any, that could result in a change in the accounting for leases. For a lease modification, an evaluation is performed to determine if it should be treated as either a separate lease or a change in the accounting of an existing lease. Brokerage and address commissions on time charter revenues are deferred and amortized over the related time charter period, to the extent revenue has been deferred, since commissions are earned as revenues earned, and are presented in voyage expenses and as a reduction to voyage revenues (see above), respectively. Vessel operating expenses are expensed as incurred. As per the accounting policy election, the Company recognizes contract fulfillment costs for time charters under ASC 340-40.

Revenues for the years ended December 31, 2022, 2023 and 2024, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

Charterer	Year ended December 31,
	2022	2023	2024
A(*)	41%	24%	31%
B(*)	—	43%	20%
C(*)	—	—	15%
D(*)	27%	18%	—
Total	68%	85%	66%

*	Tanker vessels segment

The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $1,843 and $3,474 as of December 31, 2023 and 2024, respectively.

(x) Restricted Cash: The Company follows the provisions of ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that the statement of cash flows explain the change in the total of cash and cash equivalents and restricted cash. Restricted cash of $1,800 and $1,350 as at December 31, 2023 and 2024, respectively, has been aggregated with cash and cash equivalents in both the beginning-of-year and end-of-year line items of the consolidated statements of cash flows for each of the periods presented (Notes 2 and 8).

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: - Continued:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the accompanying Consolidated Balance Sheets that sum to the total of the same such amounts that are presented in the accompanying consolidated statement of cash flows for the years ended December 31, 2022, 2023 and 2024.

	Year ended December 31,
	2022	2023	2024
Cash and cash equivalents	$7,563	$34,539	$21,243
Restricted cash, current portion	376	—	—
Restricted cash, net of current portion	2,250	1,800	1,350
Total cash and cash equivalents and restricted cash	$10,189	$36,339	$22,593

(y) Short-term investments: Short-term investments consist of short-term time deposits with no early redemption feature and with maturities in excess of three months but less than twelve months at the time of purchase and are stated at amortized cost, which approximates their fair value due to their short-term nature. As of December 31, 2023 and 2024 short-term investment in cash time deposits amounted $20,000 and $17,000, respectively. Interest Income from time deposits for the years ended December 31, 2022, 2023 and 2024 amounted to nil, $1,240 and $2,312, respectively and is presented separately in the accompanying Consolidated Statements of Comprehensive Income. The Company assessed the provisions of ASC 326 for short-term time deposits and concluded that the impact on the Company’s Consolidated Financial Statements as of December 31, 2023 and 2024 is immaterial and thus no provision for credit losses was recorded as of those dates.

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

(aa) Debt Modifications and Extinguishments: The Company follows the provisions of ASC 470-50, Modifications and Extinguishments, to account for all modifications or extinguishments of debt instruments, except debt that is extinguished through a troubled debt restructuring or a conversion of debt to equity securities of the debtor pursuant to conversion privileges provided in terms of the debt at issuance. This standard also provides guidance on whether an exchange of debt instruments with the same creditor constitutes an extinguishment and whether a modification of a debt instrument should be accounted for in the same manner as an extinguishment. In circumstances where an exchange of debt instruments or a modification of a debt instrument does not result in extinguishment accounting, this standard provides guidance on the appropriate accounting treatment. “Loss from debt extinguishment” of $34, $379 and nil recognized in the accompanying Consolidated Statement of Comprehensive Income as of December 31, 2022, 2023 and 2024, respectively.

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

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: - Continued:

(ac) Share based payments: The Company has issued restricted share awards which are measured at their grant date fair value and are not subsequently re-measured. That cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). Forfeitures of awards are accounted for when and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

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

(ae) Repurchase and Retirement of Company’s Preferred Shares: All Company’s preferred shares re-purchased are immediately cancelled and retired, and the Company’s share capital is accordingly reduced. Any difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock represents a return to (from) the preferred stockholder that should be treated in a manner similar to the treatment of dividends paid on preferred stock. If the fair value of the consideration transferred plus any direct costs incurred in relation to the redemption, is more than the carrying amount of the preferred shares redeemed (net of any issuance costs), the difference is debited to retained earnings as deemed dividend. In addition, any possible excess between the fair value of the consideration paid for the re-purchase of preferred shares and the carrying amount of the shares surrendered should be reduce the net income/(loss) from continuing operations to arrive at the net income/(loss) available to common stockholders from continuing operations

(af) Accounting for transactions under common control: A common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact common control transactions do not result in a change of control at the ultimate parent or controlling shareholder level, the Company does not account for them at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred. Any difference in the fair value of cash and non-cash consideration paid by the transferee versus the historical of the assets transferred to the transferee is recorded as an adjustment to equity by the transferee

(ag) New Accounting Pronouncements – Not Yet Adopted: In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expenses Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its financial statements.

3. Transactions with Related Parties:

The Company uses the services of Maritime, a tanker ship management company with its principal office in Greece and an office in the U.S.A.. Maritime is engaged under separate management agreements directly by the Company’s respective subsidiaries to provide a wide range of shipping services, including but not limited to, chartering, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel. For the ship management services, Maritime charges a fee payable by each subsidiary of $0.325 per day per vessel while the vessel is in operation including any pool arrangements and $0.450 per day per vessel while the vessel is under construction, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “Ship-management Fees”). In addition, Maritime charges the Company a commission rate of 1.25% on all charter hire agreements arranged by Maritime and 1% of the price of any vessel sale. Maritime also provides administrative services to us such as executive, financial, accounting and other administrative services, including our dry bulk JVs for which it is paid $0.150 per day/vessel.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

3. Transactions with Related Parties: - Continued:

The management agreements for the vessels had an initial term of five years. For “Pyxis Theta” base term expired on December 31, 2017, for the “Pyxis Epsilon” and the “Pyxis Malou” it expired on December 31, 2018. The management agreements for the “Pyxis Karteria” and the “Pyxis Lamda” have an initial term of five years and they expire on December 31, 2026. Following their initial expiration dates, the management agreements were automatically renewed for consecutive five year periods, or until tserminated by either party on three months’ notice.

Maritime also provides administrative services to the Company, which include, among other, the provision of the services of the Company’s Chief Executive Officer, Chief Financial Officer, General Counsel and Corporate Secretary, Chief Operating Officer, one or more internal auditor(s) and a secretary, as well as the use of office space in Maritime’s premises through a Head Management Agreement (the “Head Management Agreement”). The Head Management Agreement (the “Head Management Agreement”) with Maritime commenced on March 23, 2015 and continued through March 23, 2020. Following the initial expiration date and the first 5-year period extension ended March 23, 2025, the Head Management Agreement was automatically renewed for a five-year period (unless terminated by either party on 90 days’ notice) ending March 23, 2030. Under the Head Management Agreement, the Company pays Maritime a fixed fee of $1,600 annually (the “Administration Fees”). In the event of a change of control of the Company during the management period or within 12 months after the early termination of the Head Management Agreement, then the Company will pay to Maritime an amount equal to 2.5 times the then annual Administration Fees. Pursuant to the amendment of this agreement on March 18, 2020, in the event of such change of control and termination, the Company shall also pay to Maritime an amount equal to 12 months of the then daily Ship-management Fees.

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

For 2021, the average rate in Greece was a deflation of 1.23% and, as a result, no adjustment was made to the Ship-management Fees and the Administration Fees for 2022. The average inflation rate in Greece in 2022 was 9.65% and, as a result, an adjustment to the Ship-management Fees and the Administration Fees have been made effective January 1, 2023. Effective January 1, 2024 the Ship-Management Fees and the Administration Fees for 2024 were increased by 3.50% in line with the average inflation rate in Greece in 2023 and were $0.381 per day per ship and $1,875 annually, respectively.

The Company uses the services of Konkar Agencies, a dry-bulk ship management company with its principal office in Greece. Konkar Agencies is engaged under separate management agreement directly by the Company’s respective ship owning companies to provide a wide range of shipping services, including but not limited to, chartering, technical, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel. For the ship management services, Konkar Agencies charges a fee payable by each subsidiary of $0.850 per day per vessel while the vessel is in operation including any pool arrangements, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “Ship-management Fees”). In addition, Konkar Agencies charges the Company a commission rate of 1.25% on all charter hire agreements arranged by Konkar Agencies. The management agreement for the “Konkar Ormi”, “Konkar Asteri” and “Konkar Venture” have an initial term of five years and expires on September 2029, February 2030 and June 2030, respectively. The management agreement will automatically be renewed for consecutive five year periods, or until terminated by either party on three months’ notice. Fees are adjusted annually according to the official inflation rate in Greece effective January 1, 2025.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

3. Transactions with Related Parties: - Continued:

The following amounts were charged by Maritime pursuant to the head management and ship management agreements and by Konkar Agencies pursuant to the ship-management agreements with the ship-owning company of vessels “Konkar Ormi”, “Konkar Asteri” and “Konkar Venture” and are included in the accompanying Consolidated Statements of Comprehensive Income:

	Year ended December 31,
	2022	2023	2024
Included in Voyage related costs and commissions
Charter hire commissions	$735	$575	$644

Included in Management fees, related parties
Ship-management Fees	702	728	1,177

Included in General and administrative expenses
Administration Fees	1,652	1,812	1,958

Total	$3,089	$3,115	$3,779

As of December 31, 2023 and 2024, there was a balance due to Maritime of $990 and $908, respectively. Further as of December 31, 2023 and 2024, there was a balance due from Konkar Agencies of $194 and due to Konkar Agencies of $65. Relevant balances are reflected in Due from/due to related parties, respectively, in the accompanying Consolidated Balance Sheets. The balances with Maritime and Konkar Agencies are interest free and with no specific repayment terms.

The Company initially issued a $2,500 Promissory Note on October 28, 2015 at 2.75% interest maturing January 15, 2017, which was subsequently amended to raise the principal to $5,000, extend the maturity to March 31, 2020, and increase the interest rate to 4.5%. On May 14, 2019, a further amendment extended the repayment period—linking it to the repayment of a related credit facility, January 15, 2024, or the settlement of any Paid-In-Kind deficiencies—and raised the interest rate to 9% per annum, payable half in cash and half in common shares, effective April 1, 2019. In May 2021, the note was restructured: $1,000 of principal and $433 of accrued interest were repaid in cash, another $1,000 was settled by issuing 272,766 restricted common shares, and the remaining $3,000 was set to mature on April 1, 2023 with interest at 7.5% per annum, payable quarterly in cash. Later, on December 20, 2021, in connection with the acquisition of the vessel “Pyxis Lamda,” the note was further amended to increase the principal from $3,000 to $6,000 and extend the maturity to April 1, 2024. The May 2021 restructuring was accounted for as a debt modification and the December 2021 amendment as a debt extinguishment, with no additional fees, and the portion settled in common shares was accrued according to ASC 480 and ASC 835-30.

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

Interest charged on the Promissory Note for the years ended December 31, 2022, 2023 and 2024, amounted to $450, $69 and nil, respectively, and is included in Interest and finance costs, net (Note 13) in the accompanying Consolidated Statements of Comprehensive Income. Of the total interest charged on the Promissory Note during the year ended December 31, 2022, $337 was paid in cash, $113 was payable in cash and included in the “Accrued and other liabilities” in the accompanying Consolidated Balance Sheets. The payable in cash amount of $113 was paid in January 2023. During the year ended on December 31, 2023 the interest charged and paid interest of $69. There is no such charge in the year ended in December 31, 2024.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

3. Transactions with Related Parties: - Continued:

With respect to the portion of interest that was to be settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) and followed the guidance in ASC 835-30 to accrue the liability to the redemption amount using the interest method.

On July 5, 2023, the Company acquired a 60% equity interest in the newly incorporated entity Drykon for a consideration of $6.78 million in cash. The remaining 40% acquired by an entity related to our Chief Executive Officer and Chairman for a consideration of US$4.52 million in cash. For more details on the accounting treatment of the transaction refer to Note 2(a)

On June 28, 2024, the Company completed the acquisition of an 82,099 dwt eco-efficient Kamsarmax dry-bulk built in 2015 at Jiangsu New Yangzi Shipbuilding., through the 60% equity interest in the newly incorporated entity Accuship Maritime Ltd. for a consideration of $7,320 in cash, and the issuance of 267,857 restricted common shares of the Company to the seller of the vessel acquired that was an entity related to our Chief Executive Officer and Chairman. The remaining 40% acquired by an entity related to our Chief Executive Officer and Chairman for a consideration of $5,880 in cash. For more details on the accounting treatment of the transaction refer to Note 2(a), Note 2(af) and Note 5 respectively.

4. Inventories:

The amounts in the accompanying Consolidated Balance Sheets are analyzed as follows:

	December 31,	December 31,
	2023	2024
Lubricants	$414	$542
Bunkers	543	1,347
Total	$957	$1,889

5. Vessels, net:

The amounts in the accompanying Consolidated Balance Sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value

Balance January 1, 2023	$148,736	$(34,551)	$114,185

Vessel acquisition - “Konkar Ormi”	28,500	—	28,500
Sale of Vessel - Pyxis Malou	(25,625)	9,519	(16,106)
Sale of Vessel - Pyxis Epsilon	(33,198)	10,505	(22,693)
Vessel additions	77	—	77
BWTS installation	813	—	813
Depreciation	—	(5,503)	(5,503)
Balance December 31, 2023	$119,303	$(20,030)	$99,273

Balance January 1, 2024	$119,303	$(20,030)	$99,273

Vessel acquisition - “Konkar Asteri”	26,625	—	26,625
Vessel acquisition - “Konkar Venture”	21,007	—	21,007
Vessel additions	24	—	24
Depreciation	—	(6,904)	(6,904)
Balance December 31, 2024	$166,958	$(26,934)	$140,024

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

5. Vessels, net: - Continued:

As of December 31, 2022, 2023 and 2024, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amounts were fully recoverable for the Company’s vessels held and used and, consequently, no impairment charge was deemed necessary for the years ended December 31, 2022, 2023 and 2024.

As of December 31, 2023, additions net amounted to $890 of which $813 related to the ballast water treatment system installation of the “Pyxis Theta”. As of the year-end, the remaining balance for the ballast water treatment system was $43, of which $27 was paid in early 2024.

On March 23, 2023 the Company sold the “Pyxis Malou”, the 2009 built 50,667 dwt. MR product tanker, for a sale price of $24.8 million in cash to an unaffiliated buyer located in the United Kingdom. After the repayment of the outstanding indebtedness secured by this vessel and the payment of various transaction costs, the Company received cash proceeds of $18.9 million (Note 8), and recognized an accounting gain of $8.0 million which is included in “Gain/(Loss) from the sale of vessels, net” in the accompanying Consolidated Statements of Comprehensive Income.

On September 14, 2023 the Company took delivery of a 2016 Japanese built Ultramax dry-bulk carrier named “Konkar Ormi”, which commenced her initial charter on October 5, 2023. The purchase consideration of $28.5 million, was funded by a $19.0 million secured five-year bank loan and cash equity (Note 8).

On December 15, 2023 we sold the “Pyxis Epsilon”, the 2015 built 50,295 dwt. Product tanker, for $40.75 million in cash. After the repayment of the outstanding indebtedness secured by the vessel (Note 8) and the payment of various transaction costs, we received cash proceeds of $26.8 million and recognized an accounting gain of $17,108 which is included in “Gain/(Loss) from the sale of vessels, net” in the accompanying Consolidated Statements of Comprehensive Income.

On February 15, 2024, the Company completed the acquisition of an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. This scrubber-fitted eco-vessel is geared with four cargo cranes and a ballast water treatment system. The $26,625 purchase price of the eco-efficient Kamsarmax was funded by a combination of secured bank debt of $14.5 million and cash on hand. The five year amortizing bank loan is priced at SOFR plus 2.35% and is secured by, among other things, the vessel. The vessel has been named the “Konkar Asteri” and commenced its commercial operations on February 29, 2024.

On June 28, 2024, the Company, through its subsidiary Accuship which has been consolidated as a VIE as discussed in Note 2, completed the acquisition of an 82,099 dwt eco-efficient Kamsarmax dry-bulk built in 2015 at Jiangsu New Yangzi Shipbuilding from a related party entity under common control with our Company’s Chairman and Chief Executive Officer. The $30,000 purchase price for the “Konkar Venture”, which is fitted with a ballast water treatment system, was funded by a combination of secured bank debt of $16,500, $12,000 cash, of which the Company contributed $7,300 in cash, and the issuance of 267,857 restricted common shares to the related party seller. Upon acquisition of the “Konkar Venture”, the difference in the fair value of the consideration paid (cash and non-cash) and the carrying amount of the vessel in the accounts of the sellers of $8,875 was considered a deemed dividend by the Company (of which, $7,493 presented in financing cash flow activities and $1,382 is non cash supplemental cash flow information for the common share issuance) and was allocated to Pyxis Tankers equity and Non-controlling interest’s equity in accordance with their ownership percentages. The five year amortizing bank loan is priced at Term SOFR +2.15% and is secured by, among other things, the vessel.

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

In May 2024, the vessel “Konkar Ormi” sustained minor damage due to adverse weather conditions in Rio Grande, Brazil. The related insurance claim is expected to be settled in 2025. As of December 31, 2024, the insurance claim receivable was $245.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

7. Deferred dry-dock and special survey costs, net:

The movement in deferred charges, net, in the accompanying Consolidated Balance Sheets are as follows:

	Year ended December 31,
	2022	2023	2024

Balance January 1,	$912	$794	$1,622
Additions	266	1,506	(26)
Amortization of special survey costs	(384)	(388)	(382)
Pyxis Malou write-off	—	(168)	—
Pyxis Epsilon write-off	—	(122)	—
Balance December, 31	$794	$1,622	$1,214

During the year ended 2023 “Pyxis Theta” and “Pyxis Karteria” performed their second Special Survey amounted $700 and $806, respectively, of which amount $1,379 paid as of December 31, 2023 and $127 paid as of December 31, 2024. The amortization of the special survey costs is separately reflected in the accompanying Consolidated Statements of Comprehensive Income.

8. Long-term Debt:

The amounts shown in the accompanying Consolidated Balance Sheets at December 31, 2023 and 2024, are analyzed as follows:

	Year ended December 31,
Vessel (Borrower)	2023	2024
(a) “Pyxis Theta” (Seventhone)	$11,350	$10,150
(b) “Pyxis Karteria” (Tenthone)	14,150	12,800
(c) “Pyxis Lamda” (Eleventhone)	17,390	15,663
(d) “Konkar Ormi” (Dryone Corp.)	18,600	17,100
(e) “Konkar Asteri” (Drytwo Corp.)	—	13,600
(f) “Konkar Venture” (Drythree Corp.)	—	15,870
Total	$61,490	$85,183

	Year ended December 31,
	2023	2024
Current portion	$5,777	$7,787
Less: Current portion of deferred financing costs	(197)	(226)
Current portion of long-term debt, net of deferred financing costs, current	$5,580	$7,561

Long-term portion	$55,713	$77,396
Less: Non-current portion of deferred financing costs	(343)	(433)
Long-term debt, net of current portion and deferred financing costs, non-current	$55,370	$76,963

(a) On July 8, 2020, Seventhone entered into a $15,250 secured loan agreement with Alpha Bank, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility, which was fully settled on the same day. On July 30, 2024, we entered to a new agreement with the lender to prolong the maturity of the facility with a five-year similar quarterly repayment and reduced pricing at SOFR plus 2.40% (from 3.35%). The above has been assessed as a debt modification and accounted under the relevant provisions of ASC 470-50. As of December 31, 2024, the outstanding balance of the Seventhone loan of $10,150 is repayable in 19 consecutive quarterly installments of $300 each, the first falling due in January 2025, and the last installment accompanied by a balloon payment of $4,450 falling due in July 2029

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

8. Long-term Debt: - Continued:

Standard loan covenants include, among others, a minimum liquidity and a minimum security cover ratio (“MSC”). The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. Certain major covenants include, as defined in such agreement:

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

(b) On March 13, 2023 Tenthone concluded a loan agreement with Piraeus Bank in order to refinance the existing facility of the “Pyxis Karteria”. On the same date, Tenthone drew down an amount of $15,500 and fully settled the previous loan facility outstanding balance of $11,500. As of December 31, 2024, the outstanding balance of the Tenthone loan of $12,800 is repayable in 13 quarterly installments of $300,000 each, the first falling due in March 2025, and the last installment accompanied by a balloon payment of $8,900 falling due in March 2028.

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

(c) On December 20, 2021, Eleventhone and Fourthone concluded as joint and several borrowers a loan agreement with Alpha Bank in order to refinance the existing facility of the “Pyxis Malou” and to partly finance the acquisition of the “Pyxis Lamda”.

On the same date, Fourthone drew down an amount of $7,320 and fully settled the previous loan facility outstanding balance of $7,320. Upon delivery of “Pyxis Lamda”, on December 20, 2021, Eleventhone drew down an amount of $21,680.

On March 23, 2023, pursuant to the sale agreement with an unaffiliated third party we delivered “Pyxis Malou” to her buyer and we fully repaid the respective loan balance. On the same date, Eleventhone prepaid $750 of the outstanding loan for the “Pyxis Lamda”.

As of December 31, 2024, the outstanding balance of the Eleventhone loan of $15,663 is repayable in 8 consecutive quarterly installments of $431.67 each, the first falling due in March 2025, and the last installment accompanied by a balloon payment of $12,210 falling due in December 2026. On July 30, 2024, we agreed with Alpha Bank to reduce the interest rate margin from SOFR plus 3.15% to SOFR plus 2.40% on the outstanding debt relating to the Eleventhone Corp. The above has been assessed as a debt modification and accounted under the relevant provisions of ASC 470-50.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

8. Long-term Debt: - Continued:

 Covenants:

●	The borrower undertakes to maintain minimum deposit with the bank of $750 at all times, (which shall be reduced to the amount of $500, upon receipt of time charter employment for a period of at least six months).
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrowers are entitled to distribute dividends to Pyxis.

●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change of control shall be made directly or indirectly in the ownership, beneficial ownership, control or management of any of the borrower and the corporate guarantor or any share therein or the vessels, as a result of which less than 100% of the shares and voting rights in each borrower are owned by the corporate guarantor or less than 25% of the shares and voting rights in the corporate guarantor will remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

(d) In Mid-September 2023, Pyxis acquired the 2016 Japanese built Ultramax dry-bulk carrier “Konkar Ormi”. The purchase of “Konkar Ormi” for $28.5 million, was funded by a $19.0 million secured five-year bank loan and cash in hand. The delivery of the vessel occurred on September 14, 2023. As of December 31, 2024, the outstanding loan balance amounting to $17,100 is repayable in 15 quarterly installments of $300 each, with the last installment accompanied by a balloon payment of $12,600 falling due in September 2028. The loan bears interest at SOFR plus a margin of 2.35% per annum. Standard loan covenants of the loan include, among others, a minimum liquidity and a MSC. Certain major covenants include, as defined in such agreement:

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

(e) In Mid-February 2024, Pyxis completed the acquisition of the “Konkar Asteri” an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The $26,625 purchase price of the eco-efficient Kamsarmax was funded by a combination of secured bank debt of $14,500 with Alpha Bank and cash on hand. The delivery of the vessel occurred on February 15, 2024. As of December 31, 2024, the outstanding loan balance amounting to $13,600 is repayable in 17 quarterly installments of $300 each, with the last installment accompanied by a balloon payment of $8,500 falling due in February 2029. The loan bears interest at SOFR plus a margin of 2.35% per annum. Standard loan covenants of the loan include, among others, a minimum liquidity and a MSC. Certain major covenants include, as defined in such agreement:

Covenants:

●	The borrower undertakes to maintain minimum deposit with the bank of $350 at all times,
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrowers are entitled to distribute dividends to Pyxis.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change of control shall be made directly or indirectly in the ownership, beneficial ownership, control or management of any of the borrower and the corporate guarantor or any share therein or the vessels, as a result of which less than 100% of the shares and voting rights in each borrower are owned by the corporate guarantor or less than 25% of the shares and voting rights in the corporate guarantor will remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

(f) In end of June 2024, we acquired the 2015 Chinese built Kamsarmax dry-bulk carrier “Konkar Venture”. Upon delivery of the dry-bulk carrier, on June 28, 2024, Drythree drew down an amount of $16,500. As of December 31, 2024, the outstanding loan balance amounting to $15,870 is repayable in 18 quarterly installments of $315 each, with the last installment accompanied by a balloon payment of $10,200 falling due in June 2029. The loan bears interest at SOFR plus a margin of 2.15% per annum. Standard loan covenants of the loan include, among others, a minimum liquidity and a MSC. Certain major covenants include, as defined in such agreement:

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

8. Long-term Debt: - Continued:

●	The borrower undertakes to maintain minimum deposit with the bank on average of $300 for the preceding six-month period first to be tested on 31.12.2024 and semi-annually thereafter.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis.
●	MSC is to be at least 130% of the respective outstanding loan balance.

●	Minimum cash and cash equivalent shall not be less than the greater of (i) $2,000 and (ii) 3% of the total debt excluding any promissory note.

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

Amounts presented in Restricted cash, non-current, in the Consolidated Balance Sheets are related to minimum cash and the retention account requirements imposed by the Company’s debt agreements.

The annual principal payments required to be made after December 31, 2024, are as follows:

To December 31,	Amount
2025	$7,787
2026	19,996
2027	6,060
2028	26,360
2029	24,980
Total	$85,183

As of December 31, 2024, the Company was in compliance with the applicable financial and other covenants contained in its bank loan agreements described above.

Total interest expense on long-term debt and the Promissory Note for the years ended December 31, 2022, 2023 and 2024, amounted to $4,148, $5,552 and $6,259, respectively, and is included in Interest and finance costs, net (Note 13) in the accompanying Consolidated Statements of Comprehensive Income. The Company’s weighted average interest rate (including the margin) for the years ended December 31, 2022, 2023 and 2024, was 5.41%, 8.21% and 7.73% per annum, including the Promissory Note discussed in Note 3, respectively.

9. Equity Capital Structure and Equity Incentive Plan:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares, 50,000,000 preferred shares of which 1,000,000 are authorized as Series A Convertible Preferred Shares. As of December 31, 2023 and 2024, the Company had a total of 10,542,547 common shares and 10,553,399 common shares issued and outstanding, respectively, and 403,631 and nil Series A Convertible Preferred Shares issued and outstanding, respectively, each with a par value of USD 0.001 per share.

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

December 31, 2023 and 2024

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

Until redemption during 2024, the Series A Convertible Preferred Shares were listed on the Nasdaq Capital Market under the symbols “PXSAP”.

Each Series A Convertible Preferred Share were convertible into common shares at an initial conversion price of $5.60 per common share, or 4.46 common shares, at any time at the option of the holder, subject to certain customary adjustments.

If the trading price of Pyxis Tankers’ common stock equaled or exceeded $9.52 per share for at least 20 days in any 30 consecutive trading day period ending 5 days prior to notice, the Company can call, in whole or in part, for mandatory conversion of the Series A Convertible Preferred Shares. The holders, however, will be prohibited from converting the Series A Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding, unless a 61-day notice is delivered to the Company. The conversion price was subject to customary anti-dilution and other adjustments relating to the issuance of common shares as a dividend or the subdivision, combination, or reclassification of common shares into a greater or lesser number of common shares.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

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

During 2023, an aggregate of 45,842 of Series A Convertible Preferred Shares were converted into 204,819 registered common shares of the Company while no Warrants were exercised. At December 31, 2023, the Company had 403,631 outstanding Series A Convertible Preferred Shares and 1,591,062 Warrants (exclusive of 4,683 underwriter’s Warrants to purchase 4,683 Series A Convertible Preferred Shares and 3,460 underwriter’s warrant to purchase 3,460 common shares which remained outstanding as of December 31, 2023). During 2024, an aggregate of 460 of Series A Convertible Preferred Shares were converted into 2,053 registered common shares of the Company while no Warrants were exercised.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

9. Equity Capital Structure and Equity Incentive Plan: - Continued:

On June 20, 2024, the Company paid $2,500 for the redemption of 100,000 shares of our Series A Cumulative Convertible Preferred Stock. Upon this redemption, 100,000 PXSAP shares were cancelled by the Company.

On October 20, 2024, further, the Company fully redeemed all the outstanding shares of its Preferred Shares for $7.6 million. Upon these redemptions, all the outstanding PXSAP shares were cancelled by the Company and cash dividends in respect of these shares were no longer payable. As the fair value of the PXSAP redemption was greater than the carrying amount, a retained earnings reduction of $2.68 million was recognized as deemed dividend to the preferential shareholders the full PXSAP redemption. The Company’s obligation to pay dividends in respect of these shares ceased.

During the fourth quarter of 2024, non-tradable underwriter’s Warrants of 1,474 exercised resulting the issuance of 1,403 warrants to purchase 1,403 common shares.

At December 31, 2024, the Company had 1,592,465 Warrants (excluding non-tradeable underwriter’s common stock purchase warrants to purchase 109,129 common shares of which 107,143 and 1,986 underwriter’s warrant have exercise prices of $8.75 and $5.60, respectively and 4,683 underwriter’s Warrants to purchase 4,683 Series A Convertible Preferred Shares remained outstanding as of December 31, 2024).

After December 31, 2024 through March 28, 2025 there were no further Warrants exercised to PXS common shares. The Company has also issued to the placement agent 107,143 non-tradeable warrants for the purchase of common shares, which can be exercised commencing one hundred eighty (180) days after the closing date (on August 23, 2021) and expire on the five-year anniversary of the closing date, or on February 24, 2026. The initial exercise price per common share was $8.75, or 125% of the offering price of the shares.

During the months of January through December 2022, 2023 and 2024 the Company declared and paid monthly cash dividends of $0.1615 per share for each outstanding Series A Convertible Preferred Share, which aggregated for the year ended to $871, $797 and $587, respectively.

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

On May 11, 2023, our Board authorized a common stock re-purchase program of up to $2.0 million for a period of six months through open market transactions. In November, 2023 our Board of Directors authorized a six-month extension of the Repurchase Program through May, 2024. In May 2024, our Board of Directors authorized an increase of $1.0 million in incremental repurchase authority under the Repurchase Program, and also extended the program through May 16, 2025. During the year ended December 31, 2023, we repurchased 331,591 common shares at an average price of $3.68 per share, excluding brokerage commissions, utilizing $1.2 million under the authorized $3.0 million re-purchase program. During the year ended December 31, 2024, we repurchased 331,558 common shares at an average price of $4.39 per share, excluding brokerage commissions, utilizing $1.5 million under the authorized $3.0 million re-purchase program.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

9. Equity Capital Structure and Equity Incentive Plan: - Continued:

In October, 2015, our Board approved, and the Company adopted the Pyxis Tankers Inc. 2015 EIP for common shares (the “Plan” or “EIP”). The maximum aggregate number of shares of common stock that may be delivered pursuant to awards granted under the Plan during the ten-year term of the Plan will be 15% of the then-issued and outstanding number of shares of our common stock under the EIP, the Company’s employees, officers, directors and service providers are entitled to receive options to acquire the Company’s common stock. The EIP is administered by the nominating and corporate governance committee of our Board or such other committee of the Board as may be designated by the Board. Under the terms of the EIP, the Company’s Board is able to grant, (a) non-qualified stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units, (e) unrestricted stock grants, (f) other equity-based or equity-related awards and (g) dividend equivalents. No award may be granted under the EIP after the tenth anniversary of the date the EIP was adopted by our Board.

On May 11, 2023 our Nominating & Corporate Governance Committee signed the resolution to grant the issuance of a total of 55,000 restricted common shares to certain employees, board members and Company affiliates under the active EIP. The restricted shares have vesting periods up to November 2024. The fair value of the restricted shares based on the closing price on the grant date was $201.

In November 2024, our Board of Directors approved the issuance of a total of 72,500 restricted common shares under the existing EIP to certain employees, board members and Company affiliates. The restricted shares have a vesting period of 12 months ending November 2025. The fair value of the restricted shares based on the closing price on the grant date was $301.

A non–cash charge of $171 and $63 was recognized ratably from the grant date over the vesting period as compensation cost in General and administrative expenses of the accompanying Consolidated Statement of Comprehensive Income for the year ended December 31, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the total unrecognized cost relating to restricted share awards was $30 and $254 with weighted-average period for the non-vested awards of nine and eleven months, respectively.

Restricted stock during the year ended December 31, 2024 is analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2023	20,000	$3.68
Granted	72,500	4.15
Vested	(20,000)	3.68
Forfeited or expired	—	—
Outstanding at December 31, 2024	72,500	$4.15

The fair value of the restricted shares has been determined with reference to the closing price of the Company’s stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of comprehensive income over the respective vesting periods.

10. Non-controlling Interest

On July 5, 2023, the Company acquired an 60% equity interest in the newly incorporated entity Drykon for a consideration of $6,780 in cash. The remaining 40% acquired by an entity related to our Chief Executive Officer and Chairman for a consideration of $4,520 in cash. An agreement has been signed, between the shareholders of Drykon where all matters about Drykon’s, structure, operations and governance are determined and agreed in writing. Management assessed the terms of the agreement and concludes that there is disproportionality in between the financial interest and voting rights of the Company. More specifically, Pyxis owns 60% of the equity interest in Drykon, however, there are matters in the agreement requiring unanimous vote of all directors resulting in Pyxis only having a 50% share of the voting rights for these specific matters. A number of these matters that require a unanimous vote have been determined by the management to relate to activities that significantly affect the economic performance of Drykon and are considered by the management to be participating rights rather than protective in nature.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

10. Non-controlling Interest - Continued:

On May 9, 2024, the Company acquired an 60% equity interest in the newly incorporated entity Accuship. The remaining 40% acquired by an entity related to our Chief Executive Officer and Chairman. An agreement has been signed in June, between the shareholders of Accuship where all matters about Accuship’s, structure, operations and governance are determined and agreed in writing. As per the agreement, the company's contribution consisted of a $7,320 cash payment and the issuance of 267,857 restricted common shares, while the entity related to our Chief Executive Officer and Chairman contributed $5,880 in cash. Management assessed the terms of the agreement and concludes that there is disproportionality in between the financial interest and voting rights of the Company. More specifically, Pyxis owns 60% of the equity interest in Accuship, however, there are matters in the agreement requiring unanimous vote of all directors resulting in Pyxis only having a 50% share of the voting rights for these specific matters. A number of these matters that require a unanimous vote have been determined by the management to relate to activities that significantly affect the economic performance of Accuship and are considered by the management to be participating rights rather than protective in nature.

Based on the above and the relevant guidance under ASC 810 “Consolidation”, management has assessed that Drykon and Accuship are considered as VIEs (Variable Interest Entity). Further, management assessed that Pyxis has a controlling variable interest in these VIEs thus, Pyxis should consolidate Drykon and Accuship.

For the year ended December 31, 2023 and 2024, joint ventures recorded a net loss of $502 (for Drykon) and $903 (in aggregate for Drykon and Accuship), respectively, of which $201 and $361 is attributable to NCI, respectively.

	2023	2024
Balance, January 1,	$—	$4,319
Non-controlling interest contribution in Drykon Maritme Corp.	4,520	—
Non-controlling interest contribution in Accuship Maritme Ltd.	—	5,880
Drykon Maritme Corp. loss attributable to non-controlling interest (40%)	(201)	(216)
Accuship Maritme Ltd. loss attributable to non-controlling interest (40%)	—	(145)
Deemed dividend to Accuship Maritme Ltd. (from Konkar Venture acquisition)	—	(3,550)
Balance, December 31,	$4,319	$6,288

11. Income per Common Share:

The amounts shown in the accompanying Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2023 and 2024, are analyzed as follows:

	Years ended December 31,
	2022	2023	2024
Net income attributable to Pyxis Tankers Inc.	$13,392	$37,037	$12,868
Less: Dividend Series A Convertible Preferred Stock	(885)	(810)	(562)
Less: Deemed dividend on redeemed Series A Convertible Preferred Stock	—	—	(2,682)
Net income attributable to common shareholders, basic	$12,507	$36,227	$9,624

Dividend Series A Convertible Preferred Stock	885	810	—
Net income attributable to common shareholders, diluted	$13,392	$37,037	$9,624

Effect of dilutive securities:
Preferred shares	2,026,909	1,884,718	—

Weighted average number of common shares, basic	10,613,672	10,701,059	10,524,511
Weighted average number of common shares, diluted	12,640,581	12,585,777	10,524,511

Income per common share, basic	$1.18	$3.38	$0.91
Income per common share, diluted	$1.06	$2.94	$0.91

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

11. Income per Common Share: – Continued:

For 2022, 2023 and 2024, the outstanding warrants that could potentially dilute basic earnings per share in the future were not included in the computation of diluted earnings per share, because they were out of money. Further, for 2024 securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards and the Series A preferred stock.

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

Fair value: The carrying amounts of cash and cash equivalents, short-term investment in time deposits, trade account receivable, prepayment and other assets, trade accounts payable and due to related parties reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair values of long-term bank loans and restricted cash approximate the recorded values due to the variable interest rates payable. Based ont the above, the Management has determined that the fair values of the assets and liabilities as of December 31, 2023 and 2024, are as follows:

	Carrying	Fair
As of December 31, 2024	Value	Value
Cash and cash equivalents (including restricted cash)	$22,593	$22,593
Short-term investment in time deposits	$17,000	$17,000
Trade accounts receivable	$5,040	$5,040
Prepayments and other current assets	$706	$706
Trade accounts payable	$2,107	$2,107
Long-term debt with variable interest rates	$85,183	$85,183
Due to related parties	$973	$973

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

12. Risk Management and Fair Value Measurements: – Continued:

	Carrying	Fair
As of December 31, 2023	Value	Value
Cash and cash equivalents (including restricted cash)	$36,339	$36,339
Short-term investment in time deposits	$20,000	$20,000
Trade accounts receivable	$4,964	$4,964
Due from related parties	$194	$194
Trade accounts payable	$1,695	$1,695
Long-term debt with variable interest rates	$61,490	$61,490
Due to related parties	$990	$990

i. Assets measured at fair value on a recurring basis: Interest rate cap

The Company’s interest rate cap does not qualify for hedge accounting. The Company adjusts its interest rate cap contract to fair market value at the end of every period and records the resulting gain or loss during the period in the Consolidated Statements of Comprehensive Income. Information on the classification, the derivative fair value and the loss from financial derivative instrument included in the Consolidated Financial Statements is shown below:

	Year ended December 31,
Consolidated Statements of Comprehensive Income – Location	2023	2024
Financial derivative instrument – Fair value at the beginning of the period	$619	$—
Financial derivative instrument – Additions of the period	—	—
Financial derivative instrument – Amounts received	(560)	—
Financial derivative instrument – Fair value as at period end	—	—
Gain/(Loss) from financial derivative instrument	$(59)	$—

i. Assets measured at fair value on a recurring basis: Interest rate cap

On July 16, 2021, one of our vessel-owning subsidiaries purchased an interest rate cap for the amount of $9.6 million at a cap rate of 2% with a termination date of July 8, 2025. The fair value of the Company’s interest rate cap agreement is determined based on market-based LIBOR rates which are observable at commonly quoted intervals for the full term of the cap and therefore, are considered Level 2 items in accordance with the fair value hierarchy. This cap was sold on January 25, 2023 and we realized a net cash gain of $0.6 million. As of December 31, 2023 and 2024, the Company did not have any other assets measured at fair value on a recurring basis.

ii. Assets measured at fair value on a non-recurring basis: Long lived assets held and used

As of December 31, 2022, 2023 and 2024, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amount was fully recoverable for the Company’s vessels held and used. No impairment loss was recognized for the years ended December 31, 2022, 2023 and 2024.

As of December 31, 2023 and 2024, the Company did not have any other assets or liabilities measured at fair value on a non-recurring basis.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

13. Commitments and Contingencies:

Minimum contractual charter revenues: The Company employs certain of its vessels under lease agreements. Time charters typically may provide for variable lease payments, charterers’ options to extend the lease terms at higher rates and termination clauses. The Company’s contracted time charters as of December 31, 2024, range from one to twelve months, with varying extension periods at the charterers’ option and do not provide for variable lease payments. Our time charters contain customary termination clauses which protect either the Company or the charterers from material adverse situations.

Future minimum contractual charter revenues, gross of 1.25% address commission and 1.25% brokerage commissions to Maritime and of any other brokerage commissions to third parties, based on the vessels’ committed, non-cancelable, short-term time charter contracts as of December 31, 2024, are as follows:

Year ending December 31,	Amount
2024	$6,795

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

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of December 31, 2024 and as of the date of the issuance of the Consolidated Financial Statements, management is not aware of any other claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying Consolidated Financial Statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

14. Interest and Finance Costs:

The amounts in the accompanying Consolidated Statements of Comprehensive Income are analyzed as follows:

	Year ended December 31,
	2022	2023	2024
Interest on long-term debt (Note 8)	$3,698	$5,483	$6,259
Interest on promissory note (Note 3)	450	69	—
Amortization of financing costs	303	247	238
Financing fees and charges	(10)	36	32
Total	$4,441	$5,835	$6,529

15. Segmental information:

The Company has two reportable segments from which it derives its revenues, the tanker vessels and the dry-bulk vessels and has identified the Board of Directors as the CODM in accordance with ASC 280, Segment Reporting. The CODM is responsible for assessing performance, allocating resources, and making strategic decisions across the Company’s business segments. The table below presents information about the Company’s reportable segments for the years ended December 31, 2023 and 2024. Prior to 2023, the Company was operating only tanker vessels thus, had identified only one reportable segment. The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company’s Consolidated Financial Statements. The CODM uses segment profit/(loss) to assess performance and allocate resources (including financial or capital resources) to each segment, primarily through segment performance reviews. Such resources allocation is relied not only upon the reported segments’ results but also on CODM’s view and estimates as to the future prospects of each segment. Items included in the segment’s profit/(loss) are allocated to each segment to the extent that the items are directly attributable to them.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

15. Segmental information: – Continued:

	Year ended December 31, 2024
	Tanker vessels	Dry-bulk vessels	Total
Revenues, net	$38,400	$13,142	$51,542
Voyage related costs and commissions	(7,500)	(2,027)	(9,527)
Vessel operating expenses	(7,920)	(5,447)	(13,367)
General and administrative expenses	(98)	(181)	(279)
Management fees	(921)	(759)	(1,680)
Depreciation and amortization of special survey costs	(4,212)	(3,074)	(7,286)
Allowance for credit losses	38	—	38
Interest and finance costs	(3,491)	(3,027)	(6,518)
Interest income	32	22	54
Segment profit/(loss)	$14,328	$(1,351)	$12,977

Non-segment reconciling items:
General and administrative expenses			$(2,717)
Interest and finance costs			(11)
Interest income			2,258
Net income			$12,507

	Year ended December 31, 2023
	Tanker vessels	Dry-bulk vessels	Total
Revenues, net	$43,889	$1,579	$45,468
Voyage related costs and commissions	(6,121)	(231)	(6,352)
Vessel operating expenses	(10,772)	(851)	(11,623)
General and administrative expenses	(120)	(28)	(148)
Management fees	(1,388)	(100)	(1,488)
Depreciation and amortization of special survey costs	(5,485)	(406)	(5,891)
Allowance for credit losses	78	—	78
Gain from the sale of vessel, net	25,125	—	25,125
Interest and finance costs	(5,275)	(478)	(5,753)
Loss from debt extinguishment	(379)	—	(379)
Loss from financial derivative instrument	(59)	—	(59)
Segment profit/(loss)	$39,493	$(515)	$38,978

Non-segment reconciling items:
General and administrative expenses			$(3,300)
Interest and finance costs			(82)
Interest income			1,240
Net income			$36,836

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

15. Segmental information: – Continued:

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets of December 31, 2023 and 2024, is as follows:

	Year ended December 31, 2024
	Tanker vessels	Dry-bulk vessels	Total
Cash and cash equivalents & restricted cash	$3,074	$2,299	$5,373
Inventories	1,150	739	1,889
Trade accounts receivable, net	4,587	453	5,040
Insurance claim receivable	—	245	245
Prepayments and other assets	414	221	635
Vessels, net	67,373	72,651	140,024
Deferred dry-dock and special survey costs	1,214	—	1,214
Advance for vessel additions	—	170	170
Segment assets	$77,812	$76,778	$154,590

Non-segment reconciling items:
Cash and cash equivalents			$17,220
Short-term investment in time deposits			17,000
Prepayments and other current assets			71
Total assets			$188,881

	Year ended December 31, 2023
	Tanker vessels	Dry-bulk vessels	Total
Cash and cash equivalents & restricted cash	$4,237	$1,041	$5,278
Inventories	904	53	957
Trade accounts receivable, net	4,704	260	4,964
Due from related parties	—	194	194
Prepayments and other assets	180	24	202
Vessels, net	71,179	28,094	99,273
Deferred dry-dock and special survey costs	1,622	—	1,622
Prepayments for vessel acquisition	—	2,663	2,663
Segment assets	$82,826	$32,329	$115,153

Non-segment reconciling items:
Cash and cash equivalents			$31,061
Short-term investment in time deposits			20,000
Prepayments and other current assets			99
Total assets			$166,313

16. Subsequent Events:

$3.0 million PXS shares re-purchase program: After the year ended December 31, 2024, and as of January 30, 2025 we have repurchased an additional 67,534 PXS common shares at an average price of $3.91 per share, excluding brokerage commissions, or an incremental $264 under the share buy-back program. On January 30, 2025, the Company completed its authorized $3.0 million common share repurchase program. Since June 2023, we have acquired a total of 730,683 common shares in the open market at an average cost of $4.03 per share, excluding commissions.

