Form 20-F
period 2025-12-31
Pyxis Tankers Inc.
filed 2026-04-01
CIK 1640043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

hwilliams@pyxistankers.com

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

Common Stock, par value U.S. $0.001 per share: 10,418,859 as of December 31, 2025

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

Unless otherwise indicated in this Annual Report on Form 20-F, or Annual Report, “Pyxis,” the “Company,” “we,” “us” and “our” refer to Pyxis Tankers Inc. and its consolidated subsidiaries.

Our audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP” or “GAAP”.

All references in this Annual Report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros,” mean euros, unless otherwise noted.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “would,” “could,” “projects,” “forecasts,” “predicts,” “schedule,” “potential”, “may,” “should” and similar expressions are forward-looking statements. All statements in this Annual Report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, future vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition and conditions in the product tanker and dry bulk industries, statements about shipping market trends, including charter rates and factors affecting supply and demand, in particular, the effects of the war in the Ukraine, the war between the United States and Israel, and Iran or other armed conflicts in the Middle East and the Red Sea region, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Item 3. Key Information – D. Risk Factors” section of this Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental taxation, rules and regulations or actions and compliance, including environmental and securities matters, taken by regulatory authorities;
●	the impact of restrictions on trade, including the imposition of new tariffs, port fees and other import restrictions by the
United States (“U.S.”) on its trading partners and the imposition of retaliatory tariffs by China and the European Union (“E.U.”) on the US, and potential further protectionist measures and/or further retaliatory actions by others, including the imposition of tariffs or penalties on vessels calling in key export or import ports such as the U.S., E.U. and/or China;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;
● ●	our future operating or financial results; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
●	our continued borrowing availability under our existing and future debt agreements and compliance with the covenants contained therein;
●	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
●	our ability to successfully employ our vessels, including under time charters;
●	changes in our operating expenses, including bunker fuel prices, crewing expenses, dry docking costs, general and administrative expenses and insurance costs, including adequacy of coverage;
●	our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);
●	planned, pending or recent acquisitions and divestitures, business strategy and expected capital spending or operating expenses, including dry-docking, surveys, upgrades and insurance costs;
●	vessel breakdowns and instances of off-hire;

●	potential claims or liability from future litigation, government inquiries and investigations and potential costs due to environmental damage and vessel collisions;
●	the arrest or detention of our vessels by maritime claimants or governmental authorities;
●	any disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;
●	general product tanker and dry-bulk shipping market trends, including fluctuations in charter hire rates and vessel values and their useful lives;
●	changes in supply and demand in the product tanker and dry-bulk shipping sectors, including the market for our vessels and the number of new buildings under construction;
●	disruption of world trade due to rising protectionism, breakdown of multilateral trade agreements, introduction or expansion of tariffs or other trade restrictions by countries, acts of piracy (e.g. east coast of Somalia), terrorism, political events, public health threats, international hostilities, including the recent armed conflicts between Russia and Ukraine, or the Ukraine War, as well as ongoing developments in the Middle East, including the war between –the U.S. and Israel, and Iran, vessel attacks in the Red Sea, the Strait of Hormuz and other terrorist activity in the region, oil and other sanctions on Iran imposed by multiple jurisdictions, or the Middle East conflicts, and related instability;
●	changes in interest rates, including the impact on our debt from movements in Secured Overnight Financing Rate, or SOFR, and foreign exchange rates;
●	changes in seaborne and other transportation;
●	business disruptions due to natural disasters and the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the tanker and dry-bulk sectors;
●	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, or other applicable regulations relating to bribery or corruption;
●	the impact of scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance, or ESG, policies and the impact of climate change;
●	general domestic and international political conditions; the length and number of off-hire periods and dependence on key employees and third-party managers; and
●	other factors discussed under the “Item 3. Key Information – D. Risk Factors” in this Annual Report and please see the Company’s other filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our securities is highly speculative and involves a degree of risk. Before making an investment in our securities, you should carefully consider the risks described below, as well as other information included or incorporated by reference in this Annual Report. The summary of risk factors below is qualified in its entirety by the more fulsome risk factors that follow.

Summary of Risk Factors

Risks Related to Our Industry

●	World events, including the ongoing hostilities of the Ukraine War as well as the recent war between the U.S. and Israel, and Iran or other Middle East conflicts could adversely affect our results of operations and financial condition.
●	We operate our vessels worldwide and as a result, our vessels are exposed to international and inherent operational risks that may reduce revenue or increase expenses.
●	Our revenues are derived substantially from two industry sectors where charter hire rates for product tankers and dry-bulk carriers are historically seasonal, cyclical and volatile.
●	Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty, and supply chain constraints, and global economic conditions may negatively impact the product tanker and dry-bulk industries and our financial results and operations.
●	An over-supply of product tanker and dry-bulk capacity may lead to reductions in charter rates, vessel values and profitability.
●	An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.
●	Changes in fuel or bunker prices may adversely affect results of operations.
●	If our vessels call on ports or territories located in or operate in countries or territories that are the subject of sanctions or embargoes imposed by the United States, the United Kingdom, the European Union, the United Nations, or other governmental authorities, or engage in other transactions or dealings that would be violative of applicable sanctions laws, it could result in monetary fines and penalties and adversely affect our reputation and the market price of our common shares.
●	Governments could requisition our vessels during a period of war or emergency.
●	Scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.
●	We are subject to increasingly complex laws and regulations, including environmental and safety laws and regulations, which expose us to liability and significant expenditures, and can adversely affect our insurance coverage and access to certain ports as well as our business, results of operations and financial condition.
●	Climate change and greenhouse gas restrictions may adversely impact our operations, markets and capital sources.
●	Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.

Risks Related to Our Business and Operations

●	We operate in highly competitive international markets, and we may not be able to successfully mix our charter durations profitably.
●	We may be unable to secure short to medium term employment for our vessels at profitable rates, and present and future vessel employment could be adversely affected by an inability to clear customers’ risk assessment process and the Company’s growth depends on its ability to expand relationships with existing customers and obtain new customers, for which it will face substantial competition.
●	A substantial portion of our revenues is derived from a limited number of customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.
●	We depend on International Tanker Management, or ITM, Pyxis Maritime Corp., or Maritime, and Konkar Shipping Agencies, S.A., or Konkar Agencies, to operate our business and our business could be harmed if they fail to perform their services and execute their responsibilities satisfactorily.
●	While the Company has two scrubber-fitted dry-bulk vessels, it does not plan to install scrubbers on its product tankers nor its one remaining dry bulk carrier and will have to pay more for fuel which could adversely affect the Company’s business, results of operations and financial condition.
●	We may not be able to implement our business strategy successfully or manage our growth effectively.
●	If we purchase and operate secondhand vessels, we will be exposed to start-up costs and increased operating expenses which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
●	Declines in charter rates and other market deterioration could cause us to incur vessel impairment charges.
●	Our founder, Chairman and Chief Executive Officer has affiliations with Maritime and Konkar Agencies, which may create conflicts of interest; Mr. Valentis has a majority ownership of the Company and can significantly influence the outcome of matters on which our shareholders can vote
●	Our insurance may be insufficient to cover losses that may result from our operations.

Risks Related to Our Common Stock

●	The market price of our common stock has fluctuated widely and may do so in the future.
●	Investors may view our owning and operating in two different shipping sectors negatively, which may decrease the trading price of our securities.
●	We do not intend to pay common stock cash dividends in the near future and cannot assure you that we will ever pay common stock dividends.
●	If our common stock does not meet the Nasdaq Capital Market’s, or Nasdaq’s, minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.

Risks Related to Taxation

●	Various tax rules or changes thereto may adversely impact the Company’s business, results of operations and financial condition.
●	If U.S. tax authorities were to treat us as a “controlled foreign corporation,” there could be adverse U.S. federal income tax consequences to certain U.S. investors.

Risks Related to Our Industry

World events, including the ongoing hostilities of the Ukraine War, the recent war between Israel-US and Iran as well as other conflicts in the Middle East, could adversely affect our results of operations and financial condition.

Ongoing hostilities between Russia and Ukraine and the responses of the E.U., the United Kingdom, or the U.K, the U.S. and their allies to these hostilities, the recent armed conflict between the U.S. and Israel, and Iran, as well as the threat of future wars, hostilities, terrorist attacks and piracy continue to cause uncertainty in international seaborne trade and the world financial markets and may affect our business, operating results and financial condition. Since 2022, prohibitions on the importation of Russian refined petroleum products into the U.S., U.K, and E.U. and the implementation for price caps on these products have been in effect. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. These conflicts may lead to additional armed hostilities, which may contribute to further economic instability in the global financial and energy markets, including adding inflationary pressures and slowdown of growth. Such conflicts have disrupted supply chains and caused instability and to some extent protectionism in the global economy. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms less favorable to us. As in the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. Continuing conflicts and hostilities in the Middle East, including between the U.S. and Israel and Iran, as well as in other geographical areas or countries, such as China and neighboring Taiwan and other countries in the South China Sea region, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea may lead to further armed conflicts or acts of terrorism around the world, which may contribute to further global economic instability and hurt international commerce. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations. As of April 1, 2026, we have one tanker, the Pyxis Karteria, which is safely anchored outside of Iraq and awaiting charterer’s instructions to transit the Strait of Hormuz. The vessel is fully laden with cargo and remains under time charter which is in full force and effect. War risk insurance premiums are being paid by the charterer, ST Shipping, a subsidiary of Glencore PLC. However, we are incurring higher crew wages of over $4 thousand per day until the vessel leaves the war zone. The Company cannot currently determine whether any portion of these incremental crew costs will be recoverable from insurers or any other party. At this time, we have no certainty if and when safe passage will occur through the Persian Gulf and Gulf of Oman onward to the port of cargo delivery.

We operate our vessels worldwide and as a result, our vessels are exposed to international and inherent operational risks that may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. The operation of ocean-going vessels in international trade is affected by a number of risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events, including adverse weather conditions, grounding, fire, explosions, mechanical failure, unexpected tank corrosion, vessel and cargo property loss or damage, hostilities, labor strikes, stowaways, placement on our vessels of illegal drugs and other contraband by smugglers, war, terrorism, piracy, human error, environmental accidents generally, collisions and other catastrophic natural and marine disasters. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, payment of ransoms, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses. An accident involving any of our vessels could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, disrupt our shipping routes, damage to our customer relationships and reputation, loss of revenues from or termination of charter contracts, governmental fines, increased litigation costs, penalties or restrictions on conducting business or higher insurance rates. International shipping is also subject to various security and customs inspection and related procedures in countries of origin and destination and transshipment points. Inspection procedures can result in the seizure of cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us, and increased legal costs. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

A spill of petroleum may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to the Company. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the refined petroleum products transported in tankers. If the Company’s vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of drydock repairs are unpredictable and may be substantial. The Company may have to pay dry-docking costs that its insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may be material. In addition, the Company may be unable to find space at a suitable dry-docking facility or its vessels may be forced to travel to a dry-docking facility that is not conveniently located to the vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant dry-docking facilities may also be material. Further, the total loss of any of the Company’s vessels could harm its reputation as a safe and reliable vessel owner and operator. If the Company is unable to adequately maintain or safeguard its vessels, it may be unable to prevent any such damage, costs, or loss which could negatively impact its business, results of operations and financial condition.

Our revenues are derived substantially from two industry sectors where charter hire rates for product tankers and dry-bulk carriers are seasonal, cyclical and volatile.

All of our revenues are derived from two sectors, the product tanker and dry-bulk sectors, and therefore our financial results depend on chartering activities and developments in these sectors. These shipping sectors are cyclical and volatile in charter hire rates and therefore charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the product tanker and dry-bulk markets at that time and changes in the supply and demand for vessel capacity. As of March 23, 2026, the Baltic Dry Index, or BDI, an index of the daily average of charter rates for key routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the dry bulk charter market and the performance of the entire shipping market, stood at 2,037, up 23.3% from one year ago. The all-time BDI high was 11,793 in 2008, and the all-time low was 290 in 2016. Dry bulk market conditions remained volatile in 2025, albeit improving during the second half of the year due to resilient global economic activity, including Chinese demand. Consequently, dry bulk charter rates steadily increased as the year progressed with higher vessel utilization. Despite the normal seasonal softness and unprecedented geopolitical events, supportive market conditions continued in the first part of 2026.

Primarily due to the Ukraine War and, to a lesser extent, the conflicts in the Middle East, the product tanker sector has experienced robust market conditions from 2022 through 2024, which has resulted in the disruption of trade routes and expansion of ton-mile voyages. Moreover, the Israel-U.S. war with Iran has caused a recent spike in charter rates for tankers. For example, according to a group of international ship brokers, the average one-year time charter rate for an eco-efficient MR was indicated to be $33,000/day as of mid-March 2026, which is an increase of almost $10,000 from early January, 2026.

Any renewal charters that the Company enters into may not be sufficient to allow the Company to operate its vessels profitably. If charter hire rates become depressed in the future when our charters expire, we may be unable to re-charter our vessels at rates as favorable to us, with the result that our earnings and available cash flow could be adversely affected. In addition, a decline in charter hire rates may cause the value of our vessels to decline, which could negatively impact our business, results of operations and financial condition.

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

Factors that influence the demand for product tanker capacity include:

●	the demand for and supply of refined petroleum products and other liquid bulk products, including vegetable and edible oils;
●	competition from alternative sources of energy and a shift in consumer demand towards other renewable energy resources such as wind, solar or water energy as well as greater use of electric powered vehicles;
●	increases in the production of refined petroleum products in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to refined petroleum products pipelines in those areas;
●	any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC+, and non-OPEC oil producing countries;
●	the distance over which oil and oil products are to be moved by sea;
●	the introduction of new expansion or closure of crude oil refineries and storage facilities, distance oil and refined petroleum products are moved by sea and changes in transportation patterns; and
●	competition from other shipping companies and other modes of transportation, such as railroads that compete with product tankers.

Factors that influence the demand for dry-bulk vessel capacity include:

●	supply of and demand for and seaborne transportation of energy resources (e.g. coal), commodities, and semi-finished and finished consumer and industrial products;
●	changes in the exploration or production of energy resources, commodities, and semi-finished and finished consumer and industrial products;
●	the location of regional and global exploration, production and manufacturing facilities;
●	the location of consuming regions for energy resources, commodities, and semi-finished and finished consumer and industrial products; and
●	the globalization of production and manufacturing.

Factors that influence the demand for both product tanker and dry-bulk carrier capacity include:

●	technological developments, which affect the efficiency of vessels and time to vessel obsolescence;
●	the globalization of manufacturing and developments of transportation services;
●	global and regional economic and political conditions, including armed conflicts, terrorist activities, sanctions, embargoes, import and export restrictions, nationalizations, and strikes, which can cause fluctuations in industrial and agricultural production;
●	disruptions and developments in international trade, including vessel terrorist attacks in the Red Sea, the Strait of Hormuz and Gulf of Aden in connection with the Middle East conflicts as well as renewed acts of piracy, such as, off the east coast of Somalia;
●	legal and regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements;
●	developments in international trade including those relating to the imposition of tariffs and trade embargoes;
●	economic slowdowns, business disruptions, including supply chain issues, due to natural or other disasters, or otherwise;
●	port and canal congestion;
●	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;
●	bunker (fuel) prices;
●	weather;
●	government incentives to encourage relocation of manufacturing facilities within domestic markets, i.e. reshoring; and
●	currency exchange rates.

Demand for our oceangoing vessels is dependent upon economic growth in the world’s economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk fleet and tanker fleet and the sources and supply of dry bulk cargo and petroleum and other liquid bulk products transported by sea. Continued adverse economic, political or social conditions or other developments, including tariffs or other trade restrictions, could further negatively impact charter rates and therefore have a material adverse effect on our business and results of operations.

Factors that influence the supply of product tanker and dry-bulk vessel capacity include:

●	the number of newbuilding orders and vessel deliveries, including delays;
●	the number of shipyards and ability of shipyards to deliver vessels;
●	port or canal congestion;
●	the imposition or expansion of sanctions;
●	the number of product tankers trading with crude or “dirty” oil products;
●	the efficiency, age and specifications of the world product tanker fleet;
●	the phasing of maritime shipping into the E.U. Emission Trading Scheme, or the E.U. ETS, which applies to all large ships of 5,000 gross tonnage or above;
●	crew availability;
●	vessels operational speeds;
●	vessel casualties;
●	technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency;
●	the degree of scrapping or recycling of older vessels, depending, among other things, on scrapping or recycling rates and international scrapping or recycling regulations;
●	the price of steel and vessel equipment;
●	product and inventory imbalances of certain goods and products among regions, including shortages or surpluses in supply, as well as developments in international trade, each of which may affect the level of trading activity;
●	number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire;
●	availability and cost of financing for new and second-hand vessels, including interest rates;
●	bunker prices;
●	business disruptions, including supply chain disruptions, the imposition of tariffs, port congestion, and natural or other disasters, and disruptions of shipping routes due to accidents, political events or armed conflicts;
●	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and
●	changes in environmental and other regulations that may limit the useful lives of vessels.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society special surveys, normal maintenance and insurance coverage costs, the efficiency and age profile of the existing product tanker and dry bulk fleets in the global market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for product tanker and dry-bulk capacity and charter rates are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We cannot assure you that we will be able to successfully charter our product tankers and dry-bulk vessels in the future at all or at rates sufficient to allow us to meet our contractual obligations, including repayment of our indebtedness.

Furthermore, if new product tankers and dry-bulk carriers are built that are more efficient, more flexible, have longer physical lives or use more environmentally friendly fuel than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their current charters expire and the resale value of our vessels could significantly decrease. In addition, we may not be able to provide or maintain ESG standards acceptable to customers, regulators and financing sources. For example, younger vessels may have better emissions ratings, such as the Carbon Intensity Index, or CII, and Energy Efficiency Existing Ship Index, or EEXI, which could result in lower voyage costs to the charterer and reduced demand for less-efficient, older vessels.

Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty, and supply chain constraints, and global economic conditions may negatively impact the product tanker and dry-bulk industries and our financial results and operations.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including rising inflation, high interest rates, global supply chain constraints, currency exchange rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing our labor costs, through higher wages, rising operating expenses as well as more expensive dry dockings. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our operations and vessel dry dockings. If inflation or other factors were to significantly increase, our business operations may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund or expand our operations.

Major market disruptions and adverse changes in market conditions and regulatory climate in the Middle East, Venezuela, China, the United States, the E.U. and worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements. Chinese dry bulk imports have accounted for the majority of global dry bulk transportation growth annually over the last decade. Accordingly, our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in any of these countries or geographic regions. While global economic growth continues to moderate, the outlook for China remains uncertain, due to its reliance on exports and government stimulus programs to counter-balance the ongoing domestic real estate crisis and lack-luster consumption, as well as the impact of trade tensions with the United States. In addition, on February 13, 2026, the U.S. announced its proposed Maritime Action Plan which, if enacted, would, among other proposals, charge fees in an amount to be determined based on cargo weight upon arrival of any foreign built commercial vessel to a U.S. port.

Broader economic slowdown, high energy prices and accelerating inflation, together with the concurrent volatility in charter rates and declining vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows and could cause the price of our common shares to decline. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on acceptable terms or at all.

Continuing concerns over inflation, interest rates, energy costs, geopolitical issues, including the Ukraine War, the war between the U.S. and Israel, and Iran and other Middle East conflicts, and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, rising unemployment, declining business and consumer confidence, may create fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility. A weakness in the global economy may cause a decrease in worldwide demand for certain goods and, thus, shipping.

The occurrence or continued occurrence of any of the foregoing events could have a material adverse effect on our business, results of operations, cash flows, financial condition and the value of our vessels.

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

There has been a global trend towards energy efficient technologies, lower environmental emissions and alternative sources of energy. In the long-term, demand for oil may be reduced by increased availability of such energy sources and machines that run on them. Furthermore, if the capacity of new ships delivered exceeds the capacity of product tankers being scrapped and lost, product tanker capacity will increase. Despite newbuilding orders for product tankers declining in 2025, orders for the construction of new product tankers significantly increased in 2023 and 2024, and overall the orderbook remains high in relation to the size of the global fleet. If the supply of product tanker capacity increases and if the demand for product tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. In addition, tankers currently used to transport crude oil and other “dirty” products may be “cleaned up” and enter into the product tanker market, which would increase the available product tanker tonnage which may affect the supply and demand balance for product tankers. These changes could have an adverse effect on our business, results of operations and financial position.

The global drybulk fleet has increased significantly over the past 10 years as a result of the large number of newbuilding orders placed throughout this period. Orders for construction of new bulkers substantially increased in 2023 and 2024, but moderated in 2025. If drybulk capacity outpaces vessel demand, drybulk charter rates could significantly decline. In such cases, if the supply of vessels is not fully absorbed by the market, charter rates and value of the vessels may have a material adverse effect on our results of operations and our compliance with current or future covenants in any of our agreements.

Furthermore, over the last 13 years, a number of vessel owners have ordered and taken delivery of so-called “eco-efficient” vessel designs, which offer significant bunker savings as compared to older designs. Further advancement in these designs of younger vessels could reduce demand for our older eco-efficient ships and expose us to lower vessel utilization and/or decreased charter rates.

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of cargoes in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. We cannot assure you that the Chinese economy will not experience a significant contraction in the future. The IMF reported GDP growth of 5.0% for China in 2025, but as of January, 2026, it is forecasting a decline in China’s GDP growth to 4.5% in 2026, and 4.0% in 2027. This projected decline is due to slower economic growth from the slump of the property sector, lagging domestic consumption and aging population.

Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is adjusting the level of direct control that it exercises over the economy through state plans and other measures. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in and implementation of laws, regulations or export and import restrictions. Moreover, an economic slowdown in the economies of the U.S., E.U. and other Asian countries and increasing protectionism may further adversely affect economic growth in China and elsewhere. Also, several initiatives are underway in China with a view to reduce their dependency on (foreign) oil, such as the Net Zero 2060 initiative, development of shale oil on its own territory and government fiscal policies to expand the sale of electric vehicles, which could impact the need for oil products transportation services. The method by which China attempts to achieve carbon neutrality by 2060, and any attendant reduction in the demand for oil, petroleum and related products, could have a material adverse effect on our business, cash flows and results of operations. In addition, the continuation of the weak real estate market in China may hurt consumer confidence and limit demand for new construction projects and thereby negatively impact demand for iron ore, coal and aggregates which may adversely affect demand for dry-bulk carriers.

Our operations inside and outside of the United States expose us to global risks, such as political instability, terrorist or other attacks, piracy, war, international hostilities, global public health concerns and economic sanctions restrictions, which may affect the seaborne transportation industry, and adversely affect our business.

We are an international company and primarily conduct our operations outside of the United States, and our business, results of operations, cash flows and financial condition may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in industry sectors of the economy that are likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of challenges, including trade tensions between the United States and a number of countries, such as China, the current political instability in Venezuela, the Middle East and the South China Sea region and other geographic countries and areas, war (or threatened war), such as those between Russia and Ukraine and between the U.S. and Israel, and Iran, or international hostilities, such as increasing tensions between the United States and China, North Korea and Cuba. The continuing threat of terrorist attacks around the world, as well as the frequent incidents of terrorism and ongoing conflict in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Further continuing instability and conflicts and other recent occurrences in the Middle East, Ukraine and in other geographic areas and countries may lead to additional acts of terrorism and armed conflicts around the world, which may disrupt international shipping and contribute to further instability in the global financial markets.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region, the Black Sea in connection with the ongoing Ukraine War and in the Red Sea in connection with the Middle East armed conflicts. The recent war between the U.S. and Israel, and Iran and Iran’s broad counter-responses affecting Israel and the Gulf states could lead to many unforeseen consequences. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea as well as the Gulf of Aden and east coast of Somalia, among others. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

Beginning in February of 2022, the United States, the United Kingdom, and the European Union, among other countries, announced various economic sanctions against Russia in connection with the aforementioned Ukraine War, which may adversely impact our business given Russia’s role as a major global exporter of crude oil and natural gas. To date, the E.U. has implemented 19 rounds of sanctions against Russia since the start of the Ukraine War. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. While in general much uncertainty remains regarding the global impact of the continuation of the conflict in Ukraine, and any potential resolution thereof, it is possible that such tensions could adversely affect the Company’s business, financial condition, operations results, and cash flows.

The United States has issued several Executive Orders that prohibit certain transactions related to Russia, including prohibitions on the importation of certain Russian energy products into the United States (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among other sectors. Designations under these sanctions programs are continuing, including in October 2025 against Lukoil, Rosneft, and certain of their subsidiaries. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations.

Furthermore, the United States, in conjunction with the G7, have implemented a Russian petroleum “price cap policy” which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of seaborne Russian oil does not exceed the relevant price caps; but implementation of this price cap exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap which is currently $44.10/barrel. Effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services by U.S. persons to persons located in Russia. An exception exists for the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. Violations of the petroleum services prohibition or the price cap policy, including the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false, may pose additional risks adversely affecting our business. While much uncertainty remains, the potential that the E.U., in conjunction with the G7, might replace the price cap policy in favor of a full maritime services ban for Russian crude oil exports and/or other petroleum products may also pose further risks that could affect our business.

Our business could also be adversely impacted by trade tariffs, trade embargoes, economic sanctions, or other changes in international trade policies that limit trading activities between the United States and other countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures.

Governments may also turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, such as Canada, Mexico and within the E.U., including with respect to trade policies, treaties, government regulations, and tariffs. Indeed, although on February 20, 2026, the U.S. Supreme Court ruled that the International Emergency Economic Powers Act, or IEEPA, does not authorize the president to impose tariffs unilaterally, President Trump announced he would impose a new global 15% tariff pursuant to Section 122 of the Trade Act of 1974, and may continue to invoke other legal authorities, such as Section 301 of the Trade Act of 1974, to impose further tariffs. It is unknown whether and to what extent new and supplemental tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes further retaliatory trade actions due to the U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations. Additionally, the outlook for rest of the world remains uncertain and is dependent on inflation and destabilizing geopolitical events, including the major armed conflicts. Further, expanding international trade tensions could increase the likelihood of rising inflation and supply chain disruptions.

Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to renew and increase the number of their charters with us. This could have a material adverse effect on our business, results of operations or financial condition.

Economic slowdown in the Asia Pacific region, particularly in China, may have a material adverse effect on our business, as we anticipate a significant number of the port calls made by our vessels will involve the loading or discharging of dry-bulk commodities in ports in the Asia Pacific region. Changes in the economic conditions of China, and policies adopted by the government to regulate its economy, including with regards to tax matters and environmental concerns, and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking at Chinese shipyards and any financial institutions with whom we may enter into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

In addition, public health threats, such as highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, could lead to a significant decrease of demand for seaborne transportation. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

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

Bunker prices continue to be volatile due to many factors, including crude oil prices and local market conditions. For example, the price for very low sulfur fuel oil, or VLSFO, in Singapore has shown a wide range over a recent two-year period starting from a high of around $716 per metric ton, or mt, in November 2023 dropping to a low of approximately $422 per mt by December 2025. During this same period, the Singapore price of marine gas oil, or MGO, has declined 22% to $621/mt. The cost of these low sulfur fuels is more expensive than high sulfur bunker fuel which was priced at $353/mt at the same recent date and port. Due to the recent war between the U.S. and Israel, and Iran and concerns about availability, the prices of bunker fuels have jumped to record highs at some locations. As of March 23, 2026 the prices of VLSFO and MGO in Singapore was $980 and $1,849 per mt.

Seasonal fluctuations in industry demand could have a material adverse effect on our business, financial condition and results of operations.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Seasonality is related to several factors and may result in quarter-to-quarter volatility in our results of operations, for example, the market for seaborne dry-bulk transportation services is typically stronger in the fall months in anticipation of increased consumption of coal in the northern hemisphere during the winter months and the grain export season from North America. Similarly, the market for such services is typically stronger in the spring months in anticipation of the South American grain export season due to increased distance traveled by bulkers to their end destination known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. Product tanker markets are typically stronger in the early winter months as a result of increased refined petroleum products consumption in the northern hemisphere for heating, but weaker in the Fall and early Spring as a result of lower transportation demand combined with refinery maintenance. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. If increased revenues normally generated in the stronger months are not sufficient to offset any decreases in revenue in the slower months, this seasonality could have a material adverse effect on our business, financial condition and results of operations.

The operation of dry-bulk vessels has particular operational risks which may not be adequately covered by insurance.

The operation of dry-bulk vessels has certain unique risks. We have ownership of three mid-sized bulkers. The Konkar Ormi has four top-side cranes for loading and uploading dry cargoes. With a dry-bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry-bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, some mid-sized dry-bulk vessels are often subjected to battering treatment during discharging operations with grabs/cranes, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel and unexpected repair costs, which may not be covered by insurance, as well as off-hire days. Vessels damaged due to treatment during discharging procedures may affect a vessel’s seaworthiness while at sea. Hull fractures in dry-bulk carriers may lead to the flooding of the vessels’ holds. If a dry-bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our dry-bulk carriers, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, and results of operations.

If our vessels call on ports or territories located in or operate in countries or territories that are the subject of sanctions or embargoes imposed by the United States, the United Kingdom, the European Union, the United Nations, or other governmental authorities, or engage in other transactions or dealings that would be violative of applicable sanctions laws, it could result in monetary fines and other penalties and adversely affect our reputation and the market price of our common shares.

Although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take steps designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government or other applicable governmental authorities, or Sanctioned Jurisdictions, or engage in other such transactions or dealings that would be violative of applicable sanctions, on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, civil and criminal penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected. Sanctions and embargo laws and regulations vary in their application, and by jurisdiction, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. The U.S., U.K, and E.U. have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Current or future counterparties of ours may be affiliated with persons or entities that are, or may be in the future, the subject of sanctions or embargoes imposed by the U.S., the U.K, the E.U., and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries, are party, or if we are found to be in violation of such applicable sanctions or embargoes, our results of operations may be adversely affected, we could face monetary fines or civil and criminal penalties, or we may suffer reputational harm.

In addition, if we become a casualty in a Sanctioned Jurisdiction, our underwriters may not provide required security, which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Further, our lenders may determine that any non-compliance with applicable sanctions and embargoes imposed by the U.K., the E.U., the United Nations, or the U.S. constitutes an event of default under current or future debt facility agreements. An event of default may lead to an acceleration of the repayment of debt under the applicable facility in question and may also result in defaults or enforcement actions under related guaranty documents or other financing documents, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position, and could lead to bankruptcy or other insolvency proceedings.

As a result of the Ukraine War, the U.S., E.U. and U.K, together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil and refined products, the importation of many Russian energy products and other goods, and new investments in the Russian Federation. These sanctions, or other restrictions imposed by the private sector as a result of sanctions enacted by governmental authorities, further limit the scope of permissible operations and cargo we may carry. We may also encounter potential contractual disputes with charterers due to the various sanctions targeting Russian interests and Russian cargo.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance at all times in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access the U.S. capital markets, among other countries, and conduct our business, and could result our reputation and the markets for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or refrain from investing, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Additionally, the U.S. Iran Threat Reduction Act amended the Exchange Act, to require issuers that file annual or quarterly reports under Section 13(a) of the Exchange Act to include disclosure in their annual and quarterly reports as to whether the issuer or its affiliates have knowingly engaged in certain activities prohibited by sanctions against Iran or transactions or dealings with certain identified persons. We are subject to this disclosure requirement. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Inspection procedures may result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the dry bulk sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate in a number of countries through the world, including countries that may be known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted policies which are consistent and in full compliance with the FCPA, the U.K. Bribery Act of 2010, and similar anti-bribery laws in other jurisdictions. We are subject, however, to the risk that we, our affiliated entities, or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Vessels in our fleet may call in ports in areas where smugglers, during vessel operations, and without our knowledge, may attempt to hide drugs, stowaways, and other contraband on those vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any member of the vessels’ crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our reputation, our business, results of operations and financial condition. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject the vessels to forfeiture to the government of such jurisdiction.

Governments could requisition our vessels during a period of war or emergency.

A government could take actions for requisition of title, hire or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Although none of our vessels have been requisitioned by a government for title or hire, a government requisition of one or more of our vessels may adversely affect our future performance, results of operations, cash flows and financial position.

Scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders, regulatory agencies, governments, charterers, employees, select suppliers and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments and relationships. An increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

On March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by public companies and in public offerings. Almost immediately upon release of the rules, multiple lawsuits challenging the rules were filed in federal court, and the cases were transferred to the Eighth Circuit Court of Appeals. On April 4, 2024, the SEC voluntarily issued a stay of the climate-related disclosure rules pending the completion of judicial review of the consolidated Eighth Circuit petitions. On March 27, 2025, the SEC withdrew its defense of the climate-related disclosure rules, and on April 24, 2025, the Eighth Circuit ordered that the litigation over the validity of the SEC’s climate disclosure rule be “held in abeyance” until the SEC informs the court about whether it “intends to review or reconsider the rules at issue in this case.” On July 23, 2025, the SEC asked the court to terminate the abeyance and exercise its jurisdiction to decide the case. In September 2025, the Eighth Circuit rejected the SEC’s request, stating that the case will be held in abeyance until the SEC reconsiders the challenged rules by notice-and-comment rulemaking or renews its defense. The impact of the ongoing litigation with respect to these rules, as well as the change in administration, is uncertain. Costs of compliance with these new rules and any further climate-related disclosure rules that are adopted in the future may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We may face pressures from investors, lenders and other market participants, who are focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude shipping companies, especially ones within the energy value chain, such as us, from their investing portfolios altogether due to environmental, social and governance factors, which may affect our ability to develop as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we could incur additional costs, capital expenditures and require additional resources to monitor, report and comply with increasing and wide ranging ESG requirements. Our disclosures on ESG matters are based on standards which may not be harmonized and still developing as well as changing assumptions and procedures which may not be acceptable to others. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Finally, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other, non-fossil fuel markets, which could have a negative impact on our access to and costs of capital.

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

These laws and regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or the OPA, requirements of the U.S. Coast Guard, or the USCG, and the U.S. Environmental Protection Agency, or the EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or the CERCLA, the U.S. Clean Air Act of 1970, as amended from time to time, and referred to herein as the CAA, the U.S. Clean Water Act of 1972, as amended from time to time, and referred to herein as the CWA, the International Maritime Organization, or the IMO, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended from time to time and referred to herein as the CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, and the International Convention for the Prevention of Pollution from Ships, or MARPOL, including designation of Emission Control Areas, or ECAs, thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as amended from time to time and referred to herein as the SOLAS Convention, and the International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code promulgated thereby, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, the IMO International Convention on Load Lines of 1966 (as from time to time amended), or the LL Convention, or the MTSA, the International Labour Organization, or the ILO, the Maritime Labour Convention, E.U. regulations, and the International Ship and Port Facility Security Code, or the ISPS Code. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks. In particular, IMO’s Marine Environmental Protection Committee, or MEPC 73, amendments to Annex VI prohibiting the carriage of bunkers above 0.5% sulfur on ships took effect March 1, 2020, and may cause us to incur substantial costs. Noncompliance with these regulations could have a material adverse effect on our business and financial results.

The safe operation of our vessels is affected by the requirements of the ISM Code, promulgated by the IMO under the SOLAS Convention. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of safety and environmental protection policies setting forth instructions and procedures for safe operation and for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, invalidation of our existing insurance, or reduction in available insurance coverage for our affected vessels. Such noncompliance may also result in a denial of access to, or detention in, certain ports which could have a material adverse impact on the Company’s business, results of operations and financial condition.

Compliance with such laws and regulations, where applicable, may require installation of costly equipment, vessel modifications, operational changes or restrictions, a reduction in cargo-capacity and may affect the resale value or useful lives of our vessels as well as result in the denial of access to, or detention in, certain jurisdictional waters or ports. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Government regulation of the shipping industry, particularly as it may relate to safety, ship recycling requirements, greenhouse gas, or GHG, emissions and climate change, and other environmental matters, can be expected to become stricter in the future, and may require us to incur significant capital expenditures on our vessels to keep them in compliance, may require us to scrap or sell certain vessels altogether, may reduce the residual value we receive if a vessel is scrapped, and may generally increase our compliance costs. Compliance with new regulations of vessel performance and operation, such as the IMO’s EEXI and CII vessel requirements, may create schedule disruptions and could require our vessels to slow down if efficiency improvements or transitions to alternative fuels together are not enough to reduce GHG emissions sufficiently, thus negatively impacting our operations and charter income. As of December 31, 2025, three of our vessels in our fleet had received an CII rating of “B” and three ships received a rating of “C”, thus remedial capital investment or slower vessel speed are not required. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations.

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

The International Association of Classification Societies has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by the applicable Classification Societies.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In the Fall of 2026, we have scheduled the second special survey for the 2016 built Konkar Ormi. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel. However, for vessels not exceeding 15 years that have means to facilitate underwater inspection in lieu of dry docking, the dry docking may be skipped and be conducted concurrently with the special survey.

If a vessel does not maintain its class or fails any annual, intermediate or special survey or dry-docking, the vessel will be unable to trade between ports and will be unemployable and uninsurable, and we may be in violation of covenants under our insurance contracts and our existing and future loan agreements or other financing arrangements. In addition, compliance with the above requirements may require significant additional investments, and we may incur significant additional costs to meet new inspection requirements or rules. Any such inability to carry cargo or be employed, any loss of insurance coverage, or any such violation of covenants could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO’s MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. In July 2023, MEPC 80 adopted a revised strategy, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero greenhouse gas fuels by 2030, as well as i). reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and ii). reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In April 2025, the IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These regulations were approved as amendments and submitted for adoption as legally binding, but in October 2025 the MEPC agreed to adjourn the meeting on adoption until 2026.

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

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference, or COP26. The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 24 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels.

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. is not a party to the Paris Agreement.

Additional greenhouse regulations may result in increased implementation and compliance costs and expenses, such as:

● IMO Data Collection System, or DCS: Since 2019, the IMO data collection system, or the IMO DCS, which requires vessels above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. This IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, and offshore installations. Data is reported annually to the flag state, which is used to calculating a ship’s operational carbon intensity indicator, or CII.

● Amendments to MARPOL Annex VI: Beginning in January 2023, Annex VI imposed reporting requirements in connection with the implementation of the Energy Efficiency Existing Ship Index, or EEXI, and carbon intensity indicator, or CII, framework, which amendments became effective on May 1, 2024. Beginning in January 2023, Annex VI requires EEXI and CII certification. The first annual reporting was completed in 2023, with initial ratings given in 2024.

● Net zero greenhouse emissions in the E.U. by 2050: in 2021, the E.U. adopted a European Climate Law (Regulation (E.U.) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the E.U. by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the “Fit for 55” to support the climate policy agenda. As of January 2019, large ships calling at E.U. ports have been required to collect and publish data on carbon dioxide emissions and other information.

Furthermore, on January 1, 2024 the E.U. Emissions Trading Scheme, or the ETS, for ships sailing into and out of E.U. ports came into effect, and the Fuel E.U. Maritime Regulation came into effect on January 1, 2025. The ETS applies gradually over the period from 2024 to 2026, and thereafter. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. The compliance deadline will be September 30 of each year. Compliance is on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who assumes all duties and responsibilities for the ship under the ISM Code, as well as the responsibility for full compliance under the ETS and the ISM Code. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS would be set by taking into account E.U. MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-E.U. maritime voyages; 100% of emissions from ships at berth in E.U. ports and 50% of emissions from voyages which start or end at E.U. ports (but the other destination is outside the E.U.). Furthermore, the E.U. Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances are to be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. If we do not have allowances, we will be forced to purchase allowances from the market, which can be costly. To prepare for and manage the administrative aspects of E.U. ETS compliance, we have made significant investments in new systems, including personnel, data management, cost recovery mechanisms, revised service agreement terms and transparent emissions reporting procedures. However, the cost of future compliance and of our future E.U. emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the E.U., and the prevailing cost of allowances.

Additionally, on July 25, 2023, the European Council of the European Union adopted the Fuel E.U. Maritime Regulation 2023/1805, or FuelEU., under the FuelEU. Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, FuelEU requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% which started on January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to E.U. ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

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

Expanding climate related regulations have required us to modify our procedures to capture more relevant vessel performance and emissions data, including GHG, which has nominally increased administrative time and costs. This data will help us and ITM to monitor and optimize the operations of our vessels and provide requisite information to charterers, regulatory agencies, lenders and others. If required, remedial actions, including vessel capital expenditures or equipment retrofits, can be undertaken to address deficiencies. As of the date of this Annual report, we are in compliance with all environmental regulations, but these disclosures are evolving, including requirements of the SEC.

Adverse consequences of climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for coal in the future, one of the primary cargoes carried by dry bulk vessels. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, and scarcity of water resources, may negatively impact our operations. Any long-term economic consequences of climate change could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

For more information with respect to the environmental rules and regulations applicable to the Company see, “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry.”

A shift in consumer demand from oil products towards other energy sources, growth in electric vehicles or changes to trade patterns for refined petroleum products may have a material adverse effect on our business.

The majority of our revenues and earnings are related to the oil industry. A significant percentage of seaborne cargoes on product tankers consist of refined petroleum products for the transportation sector, including diesel, gasoline and jet fuel. A shift in, or disruption of consumer demand from oil products towards other energy sources such as wind energy, solar energy, hydrogen energy, nuclear energy, renewable energy, electricity, natural gas, liquified natural gas, hydrogen or ammonia could potentially affect the demand for our vessels and could have a material adverse effect on our future performance, results of operations, cash flows and financial position. “Peak oil” is the year when the maximum rate of extraction of oil is reached. The International Energy Agency, or IEA, forecasts “peak oil” demand will occur by 2030. However, OPEC+ forecasts that demand for oil will grow from 103.4 million barrels in 2025 to reach 123 million barrels per day by 2050, despite transition toward other energy sources. The movement away from the use of internal combustion engine vehicles to electric vehicles, or EVs may also reduce the demand for refined petroleum products. The IEA noted in its Global EV Outlook 2025 that worldwide sales of electric cars grew to more than 17 million in 2024 and are expected to increase to over 20 million in 2025. In 2024, electric cars had a share of over 20% of global car sales and is forecasted to exceed 40% by 2030. China maintained its lead as the #1 electric car manufacturer and consumer worldwide. EV unit growth, however, may be limited due to evolving trade restrictions/tariffs, changes in industrial policy, lower oil prices and lower or zero tax incentives for consumers and government subsidies to related manufactures. A growth in EVs worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business.

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

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more tankers, or a continuous decrease in the quality concerning one or more vessels occurring over time. Moreover, continuous increasing requirements from oil industry constituents can further complicate our ability to meet the standards. Any noncompliance by us, either suddenly or over a period of time, on one or more vessels, or an increase in requirements by oil operators above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance, the impact of the stress of operations and stipulations from classification societies. More technologically advanced vessels have been built since the owned vessels in our fleet, which have a weighted average age of 10.8 years as of March 1, 2026, were constructed and vessels with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers, and scrubber-fitted vessels. We face competition from companies with more modern vessels having more fuel efficient designs than our vessels, or eco vessels, and if new vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charterers will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment in which, along with the foregoing, could have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows and financial condition.

Technological developments which affect global trade flows and supply chains may affect the demand for our vessels.

By reducing the cost of labor through automation and digitization and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for maritime fuels and hence demand for our services. Supply chain disruptions caused by geopolitical events, rising tariff barriers and environmental concerns may also accelerate these trends.

Additionally, there continues to be significant evolution and developments in the use of artificial intelligence technologies, including generative artificial intelligence. While we have not integrated the use of artificial intelligence in our business currently, we could integrate it in the future and, at this time, cannot fully determine the impact of such evolving technology to our industry or business.

Risks Related to Our Business and Operations

We operate in highly competitive international markets, and we may not be able to successfully mix our charter durations profitably.

The product tanker and dry-bulk markets are capital intensive and highly fragmented, with many charterers, owners and operators of vessels, and the transportation of refined petroleum products and dry-bulk commodities is characterized by intense competition. Competition arises primarily from other owners, including major oil and dry cargo companies as well as independent operators, some of which have substantially greater financial and other resources than we do, and such competitors may operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. As a result, we cannot assure you that we will be successful in finding continued timely employment of our existing vessels, which could adversely affect our results of operations and financial position. Although we believe that no single competitor has a dominant position in the markets in which we compete, the trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which will likely result in greater competition to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Competition for charters, including for the transportation of refined petroleum products and dry-bulk commodities, is intense and depends on price as well as on vessel location, size, age, condition and acceptability of the vessel and its operator to the charterer and reputation. Competition may increase in some or all of our principal markets, including with the entry of new competitors. We may not be able to compete successfully or effectively with our competitors and our competitive position may be eroded in the future, which could have an adverse effect on our business, results of operations and financial condition.

Because some of the vessels in our fleet may from time to time be chartered in the spot market or in pools trading in the spot market, the Company may be exposed to the cyclicality and volatility of the spot charter market and may require additional working capital. Spot charter rates may fluctuate dramatically based on vessel location, supply and demand fundamentals within our sectors as well as the competitive factors listed above. By focusing the employment of some of the vessels in our fleet on the spot market, we will benefit if conditions in this market strengthen. However, we will also be particularly vulnerable to declining spot charter rates. Trading our vessels in the spot market or in pools requires greater working capital than operating under a time charter as the vessel owner is responsible for various voyage related costs, such as fuel, port and canal charges, as well as additional timing for collections of charter receivables, including additional demurrage revenues. In addition, conditions in the spot market may be materially different in the product tanker segment versus dry-bulk.

Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, or the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of cargoes. Should more vessels be available on the spot or short-term market at the time we are seeking to fix new time charters, we may have difficulty fixing longer term charters at profitable rates for any term other than short-term. Conversely, if our vessels are employed under time charter during a period of rising spot charter rates, we would be unable to pursue opportunities to capture such higher rates. As a result, our cash flow may be subject to instability, and our business, results of operations and financial condition could be adversely affected. If we are not able to obtain new charters in direct continuation with existing charters or upon taking delivery of a newly acquired vessel, or if new charters are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing charter terms, our revenues and profitability could be adversely affected.

We may be unable to secure short to medium- term employment for our vessels at profitable rates and present and future vessel employment could be adversely affected by an inability to clear customers’ risk assessment process and the Company’s growth depends on its ability to expand relationships with existing customers and obtain new customers, for which it will face substantial competition.

Customers have a high focus on quality, emissions and compliance standards with their suppliers across the value chain, including seaborne transportation services. One of our strategies is to explore and selectively enter into or renew short to medium-term, fixed rate time charters ranging from six months up to three years and, possibly, bareboat charters for some of the vessels in our fleet in order to provide us with a base of stable cash flows and to manage charter rate volatility. However, the process for obtaining longer term charters is highly competitive and generally involves a lengthier and intense screening and vetting process and the submission of competitive bids, compared to shorter term charters.

Shipping, and especially refined petroleum product tankers have been, and will remain, heavily regulated. For an overview of government regulations that may impact our tanker operations, see “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry”. The so-called “oil majors”, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment and recent cargo reports.

The process of obtaining new charters is highly competitive, generally involves an intensive screening process and competitive bids which can extend for up to several months. In addition to the quality, age, location, fuel consumption, recent cargoes, and suitability of the vessel, contracts and longer term charters tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

●	office assessments and audits of the vessel operator;
●	the operator’s environmental, health and safety record;
●	compliance with heightened industry standards that have been set by several oil companies and other charterers;
●	compliance with the standards of the IMO and periodic reporting of vessel emissions;
●	compliance with several oil companies and other charterers’ codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical requirements and relationships with third-parties;

●	shipping industry relationships, reputation for customer service, technical and operating expertise and safety record;
●	shipping experience and quality of ship operations, including cost-effectiveness;
●	recent cargo reports and supporting documentation in compliance with established sanctions;
●	quality, experience and technical capability of crews;
●	the ability to finance vessels at competitive rates and overall financial stability;
●	relationships with shipyards and the ability to obtain suitable berths with on-time delivery of new vessels according to customer’s specifications;
●	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;
●	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
●	competitiveness of the bid in terms of overall price.

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

We currently derive substantially all of our revenues from a limited number of customers. In 2024, three customers accounted for 66% of our total revenues, one of which accounted for 31% of our total revenues, and in 2025, three customers accounted for 53% of our total revenues. The loss of any significant customer or a decline in the amount of services provided to a significant customer could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Counterparties, including charterers or technical managers, could fail to meet their obligations to us.

We enter into, among other things, memoranda of agreement, charter parties, ship management agreements and loan agreements with third parties with respect to the purchase and operation of our fleet and our business. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under these agreements with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the product tanker and dry-bulk shipping sectors and the overall financial condition of the counterparties, charter rates received for specific types of vessels, work stoppages or other labor disturbances and various expenses. In particular, we face credit risk with our charterers. It is possible that not all of our charterers will provide detailed financial information regarding their operations. As a result, charterer risk is largely assessed on the basis of our charterers’ reputation in the market, and even on that basis, there can be no assurance that they can or will fulfill their obligations under the contracts we enter into with them.

Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. Although we assess the creditworthiness of our counterparties, a prolonged period of difficult industry conditions could lead to changes in a counterparty’s liquidity and increase our exposure to credit risk and bad debts. In addition, we may offer extended payment terms to our customers in order to secure contracts, which may lead to more frequent collection issues and adversely affect our financial results and liquidity. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charter hire or attempt to renegotiate charter rates. Should a charterer counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for that vessel, and any new charter arrangements we secure on the spot market or on substitute charters may be at lower rates depending on the then existing charter rate levels. The costs and delays associated with the default by a charterer under a charter of a vessel may be considerable. In addition, if the charterer of a vessel in our fleet that is used as collateral under our loan agreements defaults on its charter obligations to us, such default may constitute an event of default under our loan agreements, which may allow the banks to exercise remedies under our loan agreements.

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

In addition, if our management agreements with either ITM, Maritime or Konkar Agencies were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our management agreements. A change of technical manager may require approval by certain customers of ours for employment of a vessel and approval from our lenders. Moreover, Konkar Agencies provides a guarantee for 40% of the loans provided by Pireaus Bank for our vessels Konkar Ormi and the Konkar Venture.

Our ability to compete for and enter into new period time and spot voyage charters and to expand our relationships with our existing charterers will depend largely on our relationship with ITM, Maritime and Konkar Agencies, and their respective reputation and relationships in the shipping industry. If ITM, Maritime or Konkar Agencies suffers material damage to their reputation or relationships, it may harm our ability to obtain new charters or financing on commercially acceptable terms, maintain satisfactory relationships with our charterers and suppliers, and successfully execute our business strategies. If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition.

We may fail to successfully control our operating and voyage expenses.

Our operating results are dependent on our ability to successfully control our operating and voyage expenses. Under our ship management agreements with ITM, Konkar Agencies and Maritime we are required to pay for vessel operating expenses (which includes crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses), and, for spot voyage charters, Konkar Agencies and Maritime pay voyage expenses (which include bunker expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees). These expenses depend upon a variety of factors, many of which are beyond our or the technical manager’s control, including unexpected increases in costs for crews, insurance or spare parts for our vessels, unexpected dry-dock repairs, mechanical failures or human error (including revenue lost in off-hire days), vessel age, arrest action against our vessels due to failure to pay debts, disputes with creditors or claims by third parties, labor strikes, severe weather conditions, any quarantines of our vessels, uncertainties in the world oil markets and inflation. Many of these costs, primarily relating to voyage expenses, such as bunker fuel, have been increasing and may increase more significantly in the future. Repair costs are unpredictable and can be substantial, some of which may not be covered by insurance. If our vessels are subject to unexpected or unscheduled off-hire time, it could adversely affect our cash flow and may expose us to claims for liquidated damages if the vessel is chartered at the time of the unscheduled off-hire period. The cost of dry-docking repairs, additional off-hire time, an increase in our operating expenses and/or the obligation to pay any liquidated damages could adversely affect our business, results of operations and financial condition. For voyages within the European Union, we are responsible to obtain independent certified documentation as to the amount of European Allowances, or EUA, for our vessel’s carbon emissions and submit payment to the European Commission. As part of the charterparty agreement, each customer is responsible to promptly reimburse us for the voyage EUA which typically are not a major cost of the charter payment.

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

In addition, we expect to incur significant maintenance costs for our current and any newly-acquired vessels. A newbuilding vessel must be dry-docked within five years of its delivery from a shipyard, and vessels are typically dry-docked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. We estimate the cost to dry-dock a vessel is between $0.75 and $1.25 million, depending on the age, size and condition of the vessel and the location of dry-docking shipyard. In addition, capital maintenance expenditures could increase as a result of changes in the cost of labor and materials, customer requirements, increases in the size of our fleet, governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment and competitive standards.

To purchase additional vessels from time to time, we may be required to incur additional borrowings or raise capital through the sale of debt or additional equity securities. Asset impairments, financial stress, enforcement actions as well as credit rating and regulatory pressures experienced in the past by financial institutions to extend credit to the shipping industry due to depressed shipping rates and the deterioration of asset values that have led to losses in many banks’ shipping portfolios, as well as changes in overall banking regulations, have severely constrained the availability of credit for shipping companies like us. In addition, the re-pricing of credit risk and the difficulties experienced by some financial institutions, have made, and will likely continue to make, it challenging to obtain financing. As a result of the disruptions in the credit markets, higher interest rates and larger capital requirements, many lenders have enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements, e.g. Basel IV, and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available in the future on terms that are acceptable to us or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition. In the absence of available financing, we also may be unable to take advantage of business opportunities, expand our fleet or respond to competitive pressures.

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

In addition, our actual operating and maintenance capital expenditures will vary significantly from quarter to quarter based on, among other things, the number of vessels dry-docked during that quarter. We may incur additional debt to fund capital expenditures which may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant dilution.

We may have to provide financial assistance to two dry-bulk joint ventures in case the minority shareholder and Konkar Agencies cannot meet their obligations.

On July 5, 2023 we entered into a joint venture agreement, or the JV Agreement, with Futurebulk Corp., an entity owned by Mr. Valentios (“Eddie”) Valentis, our Chairman & CEO, to acquire the Ultramax vessel, Konkar Ormi. We invested $6.8 million (60%) of the $11.3 million in initial cash equity of Dryone Corp. in combination with $19 million of secured bank debt to fund the purchase of the vessel, pay transaction costs and provide for vessel working capital. Similarly, on June 28, 2024, we entered into a second JV Agreement with Futurebulk Corp., an entity owned by Mr. Valentios (“Eddie”) Valentis, our Chairman & CEO, to acquire the Kamsarmax vessel, Konkar Venture. We invested $7.3 million (60%) of the $13.2 million of initial cash equity of Drythree Corp. in combination with $16.5 million of secured bank debt and the issuance of $1.4 million of restricted common shares of the Company valued at $1.5 million to purchase the vessel, pay transaction costs and provide for vessel working capital. We have provided the same lender a limited separate guarantee for our pro-rata share of each vessel loan and Konkar Agencies is responsible for the balances. The JV Agreements contain certain obligations among the shareholders that may affect the transfer or sale of their interests, future capital calls to fund operations or cure a default under each respective loan agreement, and the resolution of certain disputes that could arise at the board level. In contrast to our wholly-owned vessel-owning subsidiaries, the joint ventures may create obligations and restrictions that are less flexible than those applicable to us under our wholly-owned structure and may require us to provide incremental financial support or take other actions in connection with capital needs, loan defaults or disputes, any of which could result in the untimely sale of the respective dry-bulk vessel.

While the Company has two scrubber-fitted dry-bulk vessels, it does not plan to install scrubbers on the remaining vessels in its fleet and will have to pay more for fuel which could adversely affect the Company’s business, results of operations and financial condition.

Effective January 1, 2020, all vessels had to comply with the IMO’s low sulfur fuel oil, or LSFO, requirement, which cut sulfur levels from 3.5% to 0.5%. Shipowners had to comply with this regulation by (i) using 0.5% sulfur fuels, which is available in most ports globally but at a higher cost than high-sulfur fuel oil, or HSFO; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by alternative fuels, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry in this Annual Report.

In light of operating and economic uncertainties surrounding the use of scrubbers and alternatives for capital allocation, the Company has chosen not to purchase and install these units on its product tankers and the bulker Konkar Venture. However, the Company may, in the future, consider purchasing scrubbers for installation on these vessels. While scrubbers rely on technology that has been developed over a significant period of time for use in a variety of applications, their use for maritime applications is a more recent development. Each vessel will require physical modifications to be made in order to install a scrubber, the scope of which will depend on, among other matters, the age and type of vessel, its engine and its existing fixtures and equipment. The purchase and installation of scrubbers will involve significant capital expenditures, which we currently estimate at $1.5 million per vessel, and the vessel will be out of operation for up to 30 days in order for the scrubbers to be installed. In addition, future arrangements that the Company may enter into with respect to shipyard drydock capacity to implement these scrubber installations may be affected by delays or issues affecting vessel modifications being undertaken by other vessel owners at those shipyards, which could cause the Company’s vessels to be out of service for even longer periods or installation dates to be delayed. The Konkar Ormi and Konkar Asteri are fitted with scrubbers, but we have a limited historical experience with scrubbers. Consequently, the operation, repair and maintenance of scrubbers and related ongoing costs may be uncertain.

As of early 2026, approximately 6.5% of product tankers by vessel count (and 23% by dwt) were scrubber-fitted, and scrubber-fitted MR product tankers earned an average premium of about $2,000 per day over the past three years relative to comparable non-scrubber-fitted vessels. Similarly, scrubber-fitted Panamax/Kamsarmax and Supramax/ Ultramax dry-bulk vessels earned average premiums of about $2,000 per day and $1,800 per day, respectively, over the same period. Fuel expense reductions from operating scrubber-fitted vessels could result in a substantial reduction of bunker cost for charterers compared to vessels in our fleet which do not have scrubbers. If (a) the supply of scrubber-fitted tankers increases, (b) the differential between the cost of HSFO and LSFO is high, and (c) charterers prefer such vessels over our product tankers and dry-bulk vessels, demand for our vessels may be reduced and our ability to re-charter our vessels at competitive rates may be impaired.

Furthermore, the availability of HSFO and LSFO around the world as well as the prices of HSFO and LSFO generally and the price differential between the two fuels have been uncertain and volatile, even more so with the outbreak of war between the U.S. and Israel, and Iran. However, LSFO is materially more expensive than HSFO. If LSFO is unavailable in port and we or our charterers cannot obtain a temporary waiver to refuel and use HSFO for the next voyage, we or our charterers could be subject to fines by regulatory authorities and be in violation of the charter agreements. Alternatively, we could use MGO, which is significantly more expensive than LSFO. Scarcity and the quality in the supply of LSFO, or a higher-than-anticipated difference in the costs between the alternative types of fuel, may cause the Company to pay more for its fuel than scrubber fitted vessels, which could adversely affect the Company’s business, results of operations and financial condition, particularly when we are unable to pass on the costs of higher fuel to charterers due to competitive conditions.

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

Acquisitions of vessels may not be profitable to us at or after the time we acquire them. We may fail to realize anticipated benefits, decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance vessel acquisitions, significantly increase our interest expense or financial leverage if we incur additional debt to finance vessel acquisitions, fail to integrate any acquired vessels or business successfully with our existing operations, accounting systems and infrastructure generally, assume unanticipated liabilities, capital expenditures, losses or costs associated with vessels acquired, or incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

The Company’s current business strategy primarily includes additional future growth through the acquisition of secondhand mid-sized product tankers and dry bulk vessels and, possibly, newbuild resales. While the Company typically thoroughly inspects secondhand vessels prior to purchase, this does not provide the Company with the same knowledge about their condition that it would have had if these vessels had been built for and operated exclusively for us. Generally, the Company does not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. A secondhand vessel may also have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock, which would reduce our fleet utilization and increase our operating costs. Any hidden defects or problems, if not detected, may result in accidents or other incidents for which we may become liable to third parties. The market prices of secondhand vessels also tend to fluctuate with changes in charter rates and the cost of newbuild vessels, and if we sell the vessels, the sale prices may not equal and could be less than their carrying values at that time.

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

Changing market and regulatory conditions may limit the availability of suitable vessels because of customer preferences or because vessels are not or will not be compliant with existing or future rules, regulations and conventions. Additionally, vessels of the age and quality we desire may not be available for purchase at prices we are prepared to pay or at delivery times acceptable to us, and we may not be able to dispose of vessels at reasonable prices, if at all. Any vessel acquisition will likely include proceeds from loans which may not be available to us on acceptable terms and conditions, if at all. If we are unable to purchase vessels, which include satisfactory financing, and dispose of vessels at reasonable prices in response to changing market and regulatory conditions, our business may be adversely affected.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient and may attract lower charter rates than more recently constructed vessels due to improvements in engine technology. As of March 23, 2026, the average age of our dry bulk and product tanker fleets are approximately 10.3 and 11.6 years, respectively. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The Company reviews the carrying values of its vessels for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Whenever certain indicators of potential impairment are present, such as third party vessel valuation reports, the Company performs a test of recoverability of the carrying amount of the assets. The projection of future cash flows related to the vessels is complex and requires the Company to make various estimates including future charter rates, residual values, future dry-dockings and operating costs, which are included in the analysis. All of these items have been historically volatile. The Company recognizes an impairment charge if the carrying value is in excess of the estimated future undiscounted net operating cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the asset.

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

Should the carrying value plus the unamortized dry-dock and survey balance of a vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels primarily based on third-party valuations, while also considering available market data, including reported vessel sale and purchase transactions and broker market information. The review of the carrying amounts plus the unamortized dry-dock and survey balances in connection with the estimated recoverable amount indicated no impairment charge for the Company’s vessels as of December 31, 2025, with a recoverability analysis based on estimated undiscounted cash flows performed for the one vessel for which the carrying amount exceeded fair value by $0.5 million.

The market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value.

The fair market values of product tankers and dry bulk carriers, including our vessels, have generally experienced high volatility have recently declined and may decline further in the future. The fair market value of vessels may increase and decrease depending on but not limited to the following factors:

●	general economic and market conditions affecting the shipping industry;
●	the balance between the supply of and demand for ships of a certain type;
●	competition from other shipping companies;
●	the availability and cost of ships of the required size and design;
●	the availability of other modes of transportation;
●	the cost of newbuildings;
●	shipyard capacity;
●	changes in environmental, governmental or other regulations that may limit the useful life of vessels, require costly upgrades or limit their efficiency;
●	distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;
●	the types, sizes, sophistication and ages of vessels, including as compared to other vessels in the market;
●	the prevailing level of charter rates;
●	the need to upgrade secondhand and previously owned vessels as a result of environmental, safety, regulatory or charterer requirements;
●	scrap values; and
●	technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency.

During the period a vessel is subject to a charter, we might not be permitted to sell it to take advantage of increases in vessel values without the charterer’s consent. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel’s carrying amount in our financial statements, with the result that we could incur a loss and a reduction in earnings. There were no impairment losses recorded in 2023 related to the sales of vessels and no vessel sales occurred in 2024 and 2025. The carrying values of our vessels are reviewed quarterly or whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal for vessels. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel’s carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares. Our secured loan agreements, which are secured by mortgages on our vessels, contain various financial covenants. Any change in the assessed market value of any of our vessels might also cause a violation of the covenants of each secured credit agreement, which, in turn, might restrict our cash and affect our liquidity.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

We are dependent on the services of our founder and Chief Executive Officer and other members of our senior management team.

We are dependent upon our Chief Executive Officer, Mr. Valentis, and the other members of our senior management team for the principal decisions with respect to our business activities. The loss or unavailability of the services of any of these key members of our management team for any significant period of time, or the inability of these individuals to manage or delegate their responsibilities successfully as our business grows, could adversely affect our business, results of operations and financial condition. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. If the individuals were no longer to be affiliated with us, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result. We do not maintain “key man” life insurance for our Chief Executive Officer or other members of our senior management team.

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

Various entities affiliated with Mr. Valentis own two modern mid-sized dry-bulk carriers, none of which are scrubber-fitted. Konkar Agencies provides similar commercial and technical management services for these vessels which could be in conflict to us and may have an adverse effect on our business, results of operations and financial condition. In addition, Konkar Agencies guarantees 40% of the bank loans on the Konkar Ormi and Konkar Venture and any non-performance by it under the loan agreements could result in material adverse impact to our financial condition.

Furthermore, Maritime Investors Corp, or MIC, an entity controlled by Mr. Valentis, beneficially owns 58.5% of our total outstanding common stock (as of the date of this Annual Report), which may limit stockholders’ ability to influence our actions. As a result, MIC has the power to exert considerable influence over our actions through its ability to effectively control matters requiring stockholder approval, including the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether our other stockholders believe that any such transaction is in their or our best interests. For example, MIC could cause us to consummate a merger or acquisition that increases the amount of our indebtedness or causes us to sell all of our revenue-generating assets. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. We cannot assure you that the interests of Maritime will coincide with the interests of other stockholders. As a result, the market price of shares of our common stock could be adversely affected.

Furthermore, Maritime may invest in entities that directly or indirectly compete with us, or companies in which Maritime currently invests may begin competing with us. Maritime may also separately pursue acquisition opportunities, including vessels, that may be complementary to our business. However, effective August 7, 2024, Konkar Agencies, MIC and Mr. Valentis granted the Company a right of first refusal regarding potential vessel acquisitions and chartering opportunities. As a result of these relationships, when conflicts arise between the interests of Maritime and the interests of our other stockholders, Mr. Valentis may not be a disinterested director. Maritime will effectively control all of our corporate decisions so long as they continue to own a substantial number of shares of our common stock.

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

Although we carry hull and machinery, protection and indemnity and war risk insurance on each of the vessels in our fleet, we face several risks regarding that insurance. Our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. The insurance is subject to deductibles, limits and exclusions. Since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. As a result, there may be other risks against which we are not insured, and certain claims may not be paid. Moreover, the insurers may default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition, results of operations and cash flows. We do not carry insurance covering the loss of revenues resulting from vessel off-hire time based on our analysis of the cost of this coverage compared to our off-hire experience.

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

Except for the Konkar Ormi and the Konkar Venture, which are owned by individual joint ventures which we control, each of our vessels is separately owned by individual subsidiaries, under certain circumstances, a parent company and its ship-owning subsidiaries can be held liable under corporate veil piercing principles for damages or debts owed by one of the subsidiaries or the parent. Therefore, it is possible that all of our assets and those of our subsidiaries could be subject to execution upon a judgment against us or any of our subsidiaries.

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

We generate a significant part of our revenues in U.S. dollars but incur costs in other currencies. The difference in currencies could in the future lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies. We have not hedged our exposure to exchange rate fluctuations, and as a result, our U.S. dollar denominated results of operations and financial condition could suffer as exchange rates fluctuate.

We may face labor interruptions, which if not resolved in a timely manner, could have a material adverse effect on our business.

We, indirectly through our technical managers, employ masters, officers and crews to operate our vessels, exposing us to the risk that industrial actions or other labor unrest may occur. A number of the officers on our vessels are from Ukraine and Russia, which have been engaged in hostilities. We may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. A majority of the crew members on the vessels in our fleet that are under time or spot voyage charters are employed under collective bargaining agreements. ITM and Konkar Agencies is a party to some of these collective bargaining agreements. These collective bargaining agreements and any employment arrangements with crew members on the vessels in our fleet may not prevent labor interruptions, particularly since they are subject to renegotiation in the future. Any labor interruptions, including due to failure to successfully renegotiate collective bargaining employment agreements with the crew members on the vessels in our fleet, that are not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect, could disrupt our operations and could adversely affect our business, results of operations and financial condition.

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

The E.U. has adopted a comprehensive overhaul of its data protection regime from the current national legislative approach to a single European Economic Area Privacy Regulation, the General Data Protection Regulation, or GDPR. The GDPR came into force on May 25, 2018, and applies to organizations located within the E.U., as well as to organizations located outside of the E.U. if they offer goods or services to, or monitor the behavior of, E.U. data subjects. It imposes a strict data protection compliance regime with significant penalties and includes new rights such as the “portability” of personal data. It applies to all companies processing and holding the personal data of data subjects residing in the E.U., regardless of the company’s location. Implementation of the GDPR could require changes to certain of our business practices, thereby increasing our costs. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

Further, in July 2023, the SEC adopted amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The amendments, require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, amongst other disclosures. A failure to disclosure could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident. As of the date of this Annual Report, we have not experienced any material cybersecurity incident which would be disclosable under SEC guidelines.

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

At any time that our operating cash flows are insufficient to service our debt and other liquidity needs, we may be forced to take actions such as increasing our accounts payable and/or our amounts due to related parties, reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, seeking bankruptcy protection or any combination of the foregoing. We cannot assure you that any of the actions previously listed could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. As of March 23, 2026, our total funded debt outstanding, net of deferred financing costs aggregated $87.56 million. Our next loan maturity is scheduled for September 2028 with a balloon payment of $8.6 million on the Pyxis Karteria. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions as, among other things, if we are unable to meet our debt obligations or if some other default occurs under our loan agreements, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and foreclose against the collateral vessels securing that debt. Any such action could also result in an impairment of cash flows and our ability to service debt in the future. Further, our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

The market values of product tankers and dry-bulk vessels are highly volatile. In the future, a decline in market values may cause the Company to recognize losses if we sell our vessels or record impairments and affect the Company’s ability to comply with its loan covenants and refinance its debt. The fair market values for product tankers declined significantly from historically high levels reached in 2008, but have significantly increased from Fall, 2021 until Spring, 2024. Subsequently, reported prices of second-hand five and 10-year-old MRs have declined, but starting summer, 2025 stabilized, and steadily improved through mid- March, 2026. By then, the average indicative prices from a group of international ship brokers for a five and 10-year-old MR was $46.2 million, and $36.1 million, respectively. While prices for mid-sized dry-bulk carriers softened during most of 2023, they increased through Summer, 2024. But bulker prices have also declined over the similar period ending Spring, 2025. Starting the second half of 2025, bulker prices began to stabilize and then improve due to better chartering conditions. For example, the average indicative price of a five and a 10-year-old Kamsarmax was $36.0 million, and $28.9 million, respectively in mid- March, 2026. You should expect the market value of our vessels to fluctuate. Values for ships can fluctuate substantially over time due to a number of factors that have been mentioned in this section. As vessels grow older, they naturally depreciate in value. If the market value of our fleet declines further, we may not be able to refinance our debt or obtain additional financing and our subsidiaries may not be able to make distributions to the Company. An additional decrease in these values could cause us to breach certain covenants that are contained in our loan agreements and in future financing agreements. The prepayment of certain debt facilities may be necessary to cause the Company to maintain compliance with certain covenants in the event that the value of the vessels falls below certain levels.

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

The restrictions and covenants in our current and future loan agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. Our current loan agreements contain, and future financing agreements will likely contain, restrictive covenants that prohibit us or our subsidiaries from, among other things:

●	paying dividends only if there is a default under the loan agreements with i) Alpha Bank, collectively, the Alpha Facilities, with respect to our subsidiaries Seventhone Corp., or Seventhone, Eleventhone Corp., or Eleventhone, and subsequent to December 31, 2023, Drytwo Corp., or Drytwo, if the ratio of our total liabilities (including those of our subsidiaries as a group) less cash and cash equivalents to the adjusted market value of total assets is greater than 75% for the applicable year. As of December 31, 2025, the ratio of total liabilities less cash and cash equivalents to the adjusted market value of our total assets was 40%, and therefore, under the Alpha Bank Facilities, these subsidiaries were permitted to distribute dividends to us as of December 31, 2025; and ii) Piraeus Bank, collectively, the Piraeus Facilities, with respect to our subsidiaries Tenthone Corp., or Tenthone, partially-owned Dryone Corp., or Dryone, and partially-owned Drythree Corp., or Drythree, without the lender’s written consent or upon the occurrence of an event of default, or if the ratio of our total liabilities (including those of our subsidiaries as a group) less cash and cash equivalents to the adjusted market value of total assets is greater than 75% for the applicable year. As of December 31, 2025, the ratio of total liabilities less cash and cash equivalents to the adjusted market value of our total assets was 40%, and therefore, under the Piraeus Bank Facilities, these subsidiaries were permitted to distribute dividends to us as of December 31, 2025. (Except as described above, there were no other material restrictions on the ability of our subsidiaries to distribute dividends or other funds to us as of December 31, 2025);
●	incurring or guaranteeing indebtedness;
●	charging, pledging or otherwise encumbering our vessels;
●	changing the flag, class, management or ownership of our vessels, or terminating the management agreement relating to each vessel;
●	utilizing available cash;
●	changing ownership or structure, including through mergers, consolidations, liquidations or dissolutions;
●	making certain investments;
●	entering into a new line of business;
●	changing the commercial and technical management of our vessels;
●	selling, transferring, assigning or changing the beneficial ownership or control of our vessels; and
●	changing the control, or Mr. Valentis maintaining less than 25% ownership or Mr. Valentis ceases to be the Chairman of the corporate guarantor.

In addition, the loan agreements generally contain covenants requiring us, among other things, to ensure that:

●	we maintain minimum liquidity cash balances for each vessel borrowers Our required minimum cash balance as of December 31, 2024 and 2025 was $1.35 million and $1.35 million, respectively; In the case of the Piraeus Facilities, maintain at least a) $2 million of cash on consolidated basis or b) 3% of consolidated debt.
●	the fair market value of the mortgaged vessel plus any additional collateral must be no less than a certain percentage, ranging from 125% to 130%, of outstanding borrowings under the applicable loan agreement, less, in certain loan agreements, any money in respect of the principal outstanding with the credit of any applicable retention account and any free or pledged cash deposits held with the lender in our or its subsidiary’s name;
●	in the case of the Piraeus Facilities, we maintain consolidated leverage of less than 75% of total liabilities less cash and the Promissory Note in relation to fair market value of adjusted total assets; and
●	we maintain vessel insurances of the higher of market value or at least 120% of the outstanding balance of the individual Alpha Facilities and at least 110% of the individual Piraeus Facilities.

In September, 2023, we closed the $6.8 million equity investment in an operating joint venture to purchase the dry-bulk carrier Konkar Ormi. We own 60% of this joint venture in which the balance is owned by an entity related to Mr. Valentis. The purchase of the vessel was partially funded by a $19.0 million secured five-year bank loan which we consolidate in our financial statements under the relevant Accounting Standards Codification, or ASC, 810 guidelines as a result of our control over the joint venture. As of December 31, 2025, the Dryone outstanding loan balance was $15.9 million. On June 28, 2024, we closed the $7.3 million equity investment in a similar joint venture to purchase the Konkar Venture in which we own 60% and the balance is owned by the same affiliate of Mr. Valentis. The purchase of this vessel was partially funded by a $16.5 million secured five -year bank loan which is also consolidated under our financial statements. At December 31, 2025, the Drythree outstanding loan balance was $14.61 million. Standard loan covenants are included in both loans from the same lender; however, our guarantee is limited to 60% of each loan obligation and the Konkar Agencies guarantee is individually limited to the balance of 40%. As a limited guarantor of the Dryone and Drythree loans, we are required to maintain the ratio not to exceed 75% of our total liabilities (exclusive of the Promissory Note) to market adjusted total assets. As of December 31, 2025, the requirement was met as such ratio was 40%, or 35% lower than the required threshold. In the case of an event of default under the Dryone or Drythree loan agreements and the guarantees are called upon by the lender, Piraeus Bank, each party has to pay its pro-rata portion of such demand payment. If we do not, Konkar Agencies is responsible for 100% of such demand payment to the bank. Under the JV Agreements, if the board of directors of Dryone or Drythree approve a capital call for any reason, including such loan demand payment, each shareholder is required to promptly pay its pro-rata portion. If a shareholder does not make its payment, the other shareholder(s) can fund such amount as a loan to such shareholder at an interest rate equal to the bank loan rate plus 3%. Alternatively, upon appropriate notice, a continuing shareholder can promptly purchase the shares in Dryone or Drythree, as the case may be, held by the non-paying/defaulting shareholder at fair market value minus 10%. However, there is no assurance that any default of the Dryone loan or the Drythree loan would be quickly cured and such event could adversely affect our financial condition.

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

Since 2023, the calculation of interest in our bank loan agreements has been based on the Secured Overnight Financing Rate (“SOFR”). As a result, all of our financing arrangements currently utilize floating rate SOFR as a reference rate which is in line with current market practices. Typically, we fix the interest rates for our SOFR borrowings for a period of one or three months.

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

Our shares of common stock have been listed on the Nasdaq since November 2, 2015 and the market price of our common stock has fluctuated widely since our initial public offering, reaching a high of $26.72 per share in December 2017 and a low of $1.62 per share in January 2022. During 2025, our shares reached a high of $4.40 and low of $2.47 with pricing continuing to be volatile, due to our results of operations and perceived prospects, certain trading metrics including, our market capitalization, number of shares owned by non-affiliated stockholders, average daily trading volume and short-interest, announcement of vessel purchases, the prospects of our competitors and of the shipping industry in general and in particular the product tanker and dry bulk sectors, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the product tanker and dry bulk sectors, changes in general economic or market conditions, broader market fluctuations and major geo-political events.

As such, our stock prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. In addition, the impact of any tariffs imposed by the Trump administration may cause broad stock market and industry fluctuations, with such effects unpredictable at this time. For more information, see “Our operations inside and outside of the United States expose us to global risks, such as political instability, terrorist or other attacks, piracy, war, international hostilities, global public health concerns and economic sanctions restrictions, which may affect the seaborne transportation industry, and adversely affect our business.” above. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our common shares.

We cannot assure you that the public market for our common stock will be active and liquid. In addition to the above, the market price for our common shares may be influenced by many other factors, including the following:

●	investor reaction to our business strategy as a mixed fleet operator;
●	actual or anticipated fluctuations in our periodic results and those of other public companies in the shipping industry;
●	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
●	speculation in the press or investment community, including on-line newsletters, trading platforms and chat-rooms, about our business, other publicly U.S. traded small Greek shipping companies or the shipping industry generally;
●	chartering environment, vessel values and conditions in the shipping industry;
●	our continued compliance with the Nasdaq listing standards;
●	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
●	introduction of new technology by the Company or its competitors;
●	commodity prices, including prices of oil and certain refined petroleum products;
●	the ability or willingness of OPEC to set and maintain production levels for oil;
●	oil and gas production levels by non-OPEC countries;
●	variations or fluctuations in our financial results or those of companies that are perceived to be similar to us;
●	our ability or inability to raise additional capital and the terms on which we raise it;
●	sales by existing stockholders of large numbers of shares of our common stock, including our affiliate Maritime Investors, or as a result of the perception that such sales may occur;
●	mergers and strategic alliances in the shipping industry;
●	declines in the market prices of stocks generally;
●	the general state of the securities market, especially U.S. listed small and micro-cap equities;
●	the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts;
●	lower trading market for our common stock, which is somewhat illiquid;
●	share re-purchases by us on our authorized buy-back program;
●	additions or departures of key personnel;
●	general economic, industry and market conditions; and
●	other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, government sanctions, public health issues including health epidemics or pandemics, adverse weather and climate conditions, such as the transit restrictions at the Panama Canal in 2023 and 2024 caused by extended severe drought conditions, could disrupt our operations or result in political or economic instability.

These market and industry factors may materially reduce the market price of shares of our common stock, regardless of our operating performance. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than those paid by you.

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

Future sales of a large number of shares of our common stock by existing stockholders, including our officers and directors, or perception that such sales could occur, could negatively impact our ability to sell equity in the future and cause the market price of shares of our common stock to decline.

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

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due to short sellers of shares of common shares, known as a “short squeeze”. These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks has abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

Investors may view our owning and operating in two different shipping sectors negatively, which may decrease the trading price of our securities.

Since inception, we have operated in the product tanker sector; starting in the fall of 2023 we entered into the dry-bulk sector. Historically, companies that have multiple lines of business or own mixed asset classes have tended to trade at levels that suggest lower valuations than “pure play” companies. In addition, two of our bulkers are owned by joint-ventures which are consolidated within our financial statements reflecting the operations, assets, debt and minority interest associated with such vessels. Accordingly, investors may view our stock as relatively less attractive than shares of pure play companies with simpler corporate and operating structures, which could materially and adversely affect the trading price of our securities.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate or bankruptcy law and, as a result, stockholders may have fewer rights and protections under Marshall Islands law than under a U.S. jurisdiction.

Our corporate affairs are governed by our Articles of Incorporation, Bylaws and the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by management, directors or significant stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction. Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our stockholders and creditors may experience delays in their ability to recover their claims after any such insolvency or bankruptcy. Further, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction. The Marshall Islands has passed an act implementing the U.N. Commission on Internal Trade Law, or UNCITRAL and Model Law on Cross-Border Insolvency, or the Model Law. The adoption of the Model Law is intended to implement effective mechanisms for dealing with issues related to cross-border insolvency proceedings and encourages cooperation and coordination between jurisdictions. Notably, the Model Law does not alter the substantive insolvency laws of any jurisdiction and does not create a bankruptcy code in the Marshall Islands. Instead, the Act allows for the recognition by the Marshall Islands of foreign insolvency proceedings, the provision of foreign creditors with access to courts in the Marshall Islands, and the cooperation with foreign courts.

Furthermore, many of our directors and executive officers are not residents of the United States. As a result, you may have difficulty serving legal process within the United States upon us. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or of the non-US jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

As a Marshall Islands corporation and with most of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

We are a Marshall Islands corporation and most of our subsidiaries are Marshall Islands entities. The Marshall Islands has enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.

The E.U. Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”. Effective as of October 17, 2023 the Marshall Islands has been designated as a cooperating jurisdiction for tax purposes. If the Marshall Islands is added to the list of non-cooperative jurisdictions in the future and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries wholly own (or partially own with respect to the Konkar Ormi and Konkar Venture joint ventures) all of our existing vessels, and subsidiaries we form in the future will own any other vessels we may acquire in the future. All payments under our charters will be made to our subsidiaries. As a result, our ability to meet our financial and other obligations, and to possibly pay dividends in the future, will depend on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of our loan agreements, any financing agreement we may enter into in the future, or by Marshall Islands law, which regulates the payment of dividends by our companies. There were no material restrictions on the ability of our subsidiaries to distribute dividends or other funds to us as of December 31, 2025. The Alpha Bank loan agreements covering three of our subsidiaries, prohibit paying any dividends to us unless the ratio of the total liabilities, exclusive of the Amended and Restated Promissory Note, to the market value adjusted total assets (total assets adjusted to reflect the market value of all our vessels) of us and our subsidiaries as a group is 75% or less. As of December 31, 2025, the ratio of total liabilities over the market value of our adjusted total assets (calculated in accordance with the Alpha Bank Facilities) was 40%. If we or the borrowing subsidiaries do not satisfy the 75% requirement or if we or a subsidiary(s) breach a covenant in our loan agreements or any financing agreement we may enter into in the future, such subsidiary may be restricted from paying dividends. If we are unable to obtain funds from our subsidiaries, we will not be able to fund our liquidity needs or pay dividends in the future unless we obtain funds from other sources, which we may not be able to do.

We do not intend to pay common stock cash dividends in the near future and cannot assure you that we will ever pay common stock dividends.

We do not intend to pay cash dividends on our common stock in the near future, and we will make dividend payments to our stockholders in the future only if our board of directors, our Board of Directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal, fiduciary and contractual requirements. The payment of any common stock dividends is not guaranteed or assured, and, if paid at all in the future, may be discontinued at any time at the discretion of the Board of Directors.

Our ability to pay common stock cash dividends will in any event be subject to factors beyond our control, including the following, among others:

●	our current cash position;
●	our earnings, financial condition and anticipated cash requirements;
●	the terms of any current or future credit facilities or loan agreements;
●	the loss of a vessel or the acquisition of one or more vessels;
●	required capital expenditures and special surveys;
●	increased or unanticipated expenses;
●	future issuances of securities;
●	disputes or legal actions; and
●	the requirements of the laws of the Marshall Islands, which limit payments of common stock dividends if we are, or could become, insolvent and generally prohibit the payment of common stock dividends other than from surplus (retaining earnings and the excess of consideration received for the sale of shares above the par value of the shares).

The payment of common stock dividends would not be permitted if we are not in compliance with our loan agreements or in default of such agreements.

If our common stock does not meet Nasdaq’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.

Under the rules of Nasdaq, listed companies are required to maintain a share price of at least $1.00 per share. Under new rules recently implemented by Nasdaq and approved by the SEC in October 2024, if a company’s share price declines below $1.00 for a period of 30 consecutive trading days, there will be an immediate initiation of delisting procedures if the company fails to regain compliance with the minimum bid price requirement following the second compliance period granted under Nasdaq’s listing rules, with a maximum of 360 days to regain compliance. In addition, a company that does not meet the minimum bid price requirement and has conducted a reverse stock split, at any ratio, in the prior year will also be subject to immediate initiation of delisting procedures. The new rules also eliminate a company’s ability to trade while appealing a delisting determination. We have not completed a reverse stock split within the past year. However, if the price of our common stock closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the required timeframe, or if we complete reverse stock split in the future and thereafter lose compliance with the minimum price requirement, then Nasdaq could initiate delisting procedures for our common stock and our stock will not be tradable during our appeal of a delisting determination.

On June 16, 2021, Nasdaq notified us of our noncompliance with the minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq’s listing rules. Following this deficiency notice, the Company was not in compliance with the minimum bid price for the second half of 2021. In mid- December 2021, Nasdaq granted us an additional 180-day extension until June 13, 2022 to regain compliance. Following the Company’s Annual Shareholder Meeting of May 11, 2022, the Board of Directors of the Company approved the implementation of a reverse-split of our common shares at the ratio of one share for four existing common shares, effective May 13, 2022, or the Reverse Stock Split. After the Reverse Stock Split, we had 10,613,424 common shares, or the common shares, outstanding and trading continued on the Nasdaq Capital Markets under its existing symbol, “PXS”. The Reverse Stock Split was undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of the common shares on the Nasdaq Capital Market. All the share and per share information for all periods presented herein has been adjusted to reflect the one for four Reverse Stock Split.

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

Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, prospects, liquidity, results of operations and financial condition.

We are subject to the reporting requirements of the Securities Exchange Act and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting as well as disclosure controls and procedures. Section 404(a) of the Sarbanes-Oxley Act requires that our senior management team assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Compliance with Section 404(a) requires substantial accounting expenses and significant management efforts. The costs of compliance with the foregoing requirement may have a material adverse effect on our future performance, results of operations, cash flows and financial condition.

Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, prospects, liquidity, results of operations and financial condition. While we did not identify any material weaknesses or significant deficiencies in our internal controls under the current assessment for the year ended December 31, 2025, we cannot be certain at this time that our internal controls will be considered effective in future assessments and that our independent registered public accounting firm would reach a similar conclusion. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common shares from Nasdaq New York and/or Nasdaq Copenhagen, fines, sanctions and other regulatory

Risks Related to Our Taxation

We may have to pay tax on U.S. source income, which would reduce our earnings and cash flow.

Under the Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, or shipping income, that is attributable to voyages that either begin or end in the United States is characterized as “US-source shipping income” and such income is generally subject to a 4% U.S. federal income tax (on a gross basis) unless that corporation qualifies for exemption from tax under Section 883 of the Code or under an applicable U.S. income tax treaty.

During our 2025 taxable year and as of the date of this Annual Report, we and our ship owning subsidiaries are organized under the laws of the Republic of the Marshall Islands. If we or our subsidiaries were not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for such year to an effective 2% United States federal income tax on the shipping income we or they derive during such year which is attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would reduce our earnings and cash flow.

Various tax rules may adversely impact the Company’s business, results of operations and financial condition.

The Company may be subject to taxes in the United States and other jurisdictions in which it operates. If the Internal Revenue Service, or the IRS, or other taxing authorities disagree with the positions the Company has taken on the tax returns of its subsidiaries, the Company could face additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on the Company’s business, results of operations and financial condition. In addition, complying with new tax rules, laws or regulations could impact the Company’s financial condition, and increases to federal or state statutory tax rates and other changes in tax laws, rules or regulations may increase the Company’s effective tax rate. Any increase in the Company’s effective tax rate could have a material adverse impact on our business, results of operations and financial condition.

If U.S. tax authorities were to treat us or one or more of our subsidiaries as a “passive foreign investment company,” there could be adverse tax consequences to U.S. holders.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under United States Internal Revenue Code of 1986, as amended, or the Code, such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our ordinary shares. For a more complete discussion of the U.S. Federal income tax consequences of passive foreign investment company characterization, see “Item 10. Additional Information – E. Taxation – U.S. Federal Income Taxation of U.S. Holders.”

Based on our current and projected operations, we do not believe that we (or any of our subsidiaries) were a PFIC in our 2025 taxable year, and we do not expect to become (or any of our subsidiaries to become) a PFIC with respect to the 2026 or any later taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute “passive assets.” There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are (or were in a prior taxable year) a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.

If U.S. tax authorities were to treat us as a “controlled foreign corporation,” there could be adverse U.S. federal income tax consequences to certain U.S. investors.

If more than 50% of the voting power or value of our shares is treated as owned by U.S. citizens or residents, U.S. corporations or partnerships, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned at least 10% of our voting power or value, each, a “U.S. Stockholder”, then we and one or more of our subsidiaries will be a controlled foreign corporation, or CFC, for U.S. federal income tax purposes. If we were treated as a CFC for any taxable year, our U.S. Stockholders may face adverse U.S. federal income tax consequences and information reporting obligations. See “Item 10. Additional Information – E. Taxation – U.S. Federal Income Taxation of U.S. Holders.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The legal and commercial name of the Company is Pyxis Tankers Inc. The Company is an international maritime transportation holding company that was incorporated under the laws of the BCA in the Marshall Islands on March 23, 2015, and maintains its principal place of business at the offices of our ship manager, Maritime, at 59 K. Karamanli, Maroussi 15125, Athens, Greece. The telephone number at that address is +30 210 638 0200. The registered agent of the Company in the Marshall Islands is The Trust Company of the Marshall Islands, Inc. located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The website of the Company is www.pyxistankers.com. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. None of the information contained on those websites is incorporated into or forms a part of this Annual Report.

As of March 23, 2026, the Company owns the vessels in its current fleet through six separate subsidiaries, four of which are wholly-owned and two 60% owned, all incorporated in the Marshall Islands. The Company acquired certain vessel-owning subsidiaries from affiliates of its founder and Chief Executive Officer in connection with its merger with LookSmart in October 2015, one of which is part of the current fleet. Pursuant to the foregoing, LookSmart merged with and into Maritime Technologies Corp. and the Company commenced trading on the Nasdaq Capital Market under the symbol “PXS”. As part of the merger transactions, LookSmart transferred all of its then existing business, assets and liabilities to its wholly-owned subsidiary, which was spun off to the LookSmart stockholders.

The Company entered the dry-bulk market in September 2023 through a newly-formed joint venture, through which it acquired 60% ownership of a modern eco-Ultramax carrier, Konkar Ormi. In February 2024, the Company acquired its second dry-bulk vessel with 100% ownership of a modern eco-Kamsarmax, Konkar Asteri and in June 2024, the Company purchased its third dry-bulk vessel, through a new joint venture through which we acquired 60% ownership of a modern eco- Kamsarmax carrier, Konkar Venture.

Recent and Other Developments

Amendments of Three Loan Agreements.

On January 26, 2026, the Company completed amendments to the existing secured loans with Piraeus Bank S.A. for the Tenthone Corp., the Pyxis Karteria, the Dryone Corp., the Konkar Ormi, and the Drythree Corp., the Konkar Venture relating to outstanding principal borrowings of $42.1 million in the aggregate. The maturity of each loan was extended by six months, with an interest rate reduction to Term SOFR + 1.80%, representing a weighted average margin savings of 58 basis points from the prior loan agreements. All other terms and conditions remain in full force and effect.

Uncertainties caused by certain geopolitical conflicts.

The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products and to a lesser extent, certain minor bulk commodities such as grains. This conflict has resulted in the U.S., U.K., and the E.U., among other countries, implementing numerous sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian energy sector, including a prohibition on the import of oil from Russia to the U.S. or the U.K, and the EU’s ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively. In January 2026, the E.U. agreed to implement a phased ban on imports of any refined petroleum products derived from Russian crude, and in 2027 the ban will extend to all Russian energy imports. The Company cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. In addition, the recent armed conflict between the U.S. and Israel, and Iran has caused the indefinite de facto closure of the Strait of Hormuz and further disrupted trade routes in the Red Sea and the Gulf of Aden, which have been affected by armed attacks on ships traveling in those regions. The continued disruption of such critical trade routes could have significant impacts in the Middle East region and on the global oil markets. Currently, the Company’s charter contracts, or our operations, have not been negatively affected by the events of the Ukraine War, nor the Middle East, but trade routes have been disrupted. It is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. The Company cannot predict what effect the higher price of oil, refined petroleum products or certain dry-bulk commodities will have on demand, and it is possible that the conflicts in the Ukraine, the Middle East and elsewhere could adversely affect the Company’s financial condition, results of operations, and future performance. See “Item 3. Key Information – D. Risk Factors – Our operations inside and outside of the United States expose us to global risks, such as political instability, terrorist or other attacks, piracy, war, international hostilities, global public health concerns and economic sanctions restrictions, which may affect the seaborne transportation industry, and adversely affect our business.”

B. Business Overview

Overview

We are an international maritime transportation company focused on mid-sized eco-vessels for the product tanker and dry-bulk sectors. As of March 23, 2026, our fleet is comprised of three double hull product tankers and three dry-bulk carriers, which are employed under short- to medium-term time charters. As of March 23, 2026, our MR fleet had an average age of 11.6 years compared to an industry average of approximately 14 years, with a total cargo carrying capacity of 148,592 dwt. We acquired one of these MR vessels in 2015 and one tanker in December 2021 from affiliates of our founder and Chief Executive Officer, Mr. Eddie Valentis. One tanker was acquired from an unaffiliated third party in July 2021. All of our vessels in the product tanker fleet are eco-efficient MR tankers, each of which has IMO certifications and is capable of transporting refined petroleum products, such as naphtha, gasoline, jet fuel, kerosene, diesel and fuel oil, as well as other liquid bulk items, such as vegetable oils and organic chemicals. As part of a strategic diversification strategy, in 2023, we entered the dry-bulk sector which has historically been relatively countercyclical to product tankers. In September 2023, through a newly-formed joint venture, we acquired 60% ownership of a modern eco-Ultramax carrier, Konkar Ormi, fitted with a scrubber. Konkar Ormi was delivered on September 14, 2023 and her initial charter commenced on October 5, 2023. On February 15, 2024, we acquired our second dry-bulk vessel, Konkar Asteri, with 100% ownership of a modern eco-Kamsarmax, also fitted with a scrubber. On June 28, 2024, we acquired our third dry-bulk vessel, Konkar Venture, through a newly-formed joint venture, with 60% ownership of a modern eco-Kamsarmax carrier. The average age of our dry bulk carriers is 10.3 years as of March 23, 2026.

Our principal objective is to own and operate our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the product tanker and dry-bulk sectors to maximize our revenues and smooth volatility. We intend to expand our fleet through selective acquisitions of modern eco-product tankers, primarily MRs, and mid-sized eco-dry-bulk carriers from 46,000- 84,000 dwt and to employ our vessels through time charters to creditworthy customers and on the spot market. We intend to continually evaluate the markets in which we operate and, based upon our view of market conditions, adjust our mix of vessel employment by counterparty and stagger our charter expirations. We may also expand into other sectors of our industry. While we prefer to acquire 100% ownership of vessels, we may develop additional joint ventures. In addition, we may choose to opportunistically direct asset sales or acquisitions when conditions are appropriate. On March 23, 2023 and December 15, 2023, the MRs Pyxis Malou and Pyxis Epsilon were sold to different third parties.

The Fleet

The following table provides summary information concerning our fleet as of March 23, 2026:

Vessel Name	Shipyard*	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter (1) Rate ($ per day)	Anticipated Earliest Redelivery Date

Tanker fleet
Pyxis Lamda (2)	SPP / S. Korea	MR2	50,145	2017	Time	23,000	Sep 2026
Pyxis Theta (3)	SPP / S. Korea	MR2	51,795	2013	Time	35,000	Jul 2027
Pyxis Karteria (4)	Hyundai / S. Korea	MR2	46,652	2013	Time	19,500	Aug 2026
			148,592
Dry-bulk fleet
Konkar Ormi (5)	SKD / Japan	Ultramax	63,520	2016	Time	16,000	Apr 2026
Konkar Asteri (6)	JNYS / China	Kamsarmax	82,013	2015	Time	20,500	May 2026
Konkar Venture (7)	JNYS / China	Kamsarmax	82,099	2015	Time	16,800	Apr 2026
			227,632

1) These tables present gross rates in U.S.$ and do not reflect any commissions payable.

2) “Pyxis Lamda” is fixed on a time charter for 12 months -40/+60 days, at $23,000 per day.

3) “Pyxis Theta” is fixed on a time charter for 18 months -30/+30 days, at $35,000 per day for the first two months and $23,750 thereafter.

4) “Pyxis Karteria” is fixed on a time charter for 12 months -30/+60 days, at $19,500 per day.

5) “Konkar Ormi” is fixed on a time charter for 55–65 days, at $16,000 per day.

6) “Konkar Asteri” is fixed on a time charter for 55–65 days, at $20,500 per day.

7) “Konkar Venture” is fixed on a time charter for 90–100 days, at $16,800 per day.

* SPP: is SPP Shipbuilding Co., Ltd.

Hyundai: is Hyundai Heavy Industries

JNYS: is Jiangsu New Yangzi Shipbuilding Co Ltd

Our Charters

We generate revenues by charging customers a fee, typically called charter hire, for the use of our vessels. Customers utilize the product tankers to transport their refined petroleum products and other liquid bulk items as well as our dry-bulk vessels to transport a broad range of dry-bulk commodities. Customers have historically entered into the following types of contractual arrangements with us or our affiliates:

●	Time charters: A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate. The customer, also called a charterer, is responsible for substantially all of the vessel’s voyage expenses, which are costs related to a particular voyage including the cost for bunkers and any port fees, cargo loading and unloading expenses, canal tolls and agency fees. In addition, a time charter may include a profit share component, which would enable us to participate in increased profits in the event rates increase above the specified daily rate.

●	Spot voyage charters: A spot voyage charter is a contract to carry a specific cargo for a single voyage. Spot voyage charters for voyages involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot voyage charter, the vessel owner is responsible for the payment of all expenses including voyage expenses, such as port, canal and bunker costs.

The table below sets forth the basic distinctions between these types of charters:

	Time Charter	Spot Voyage Charters
Typical contract length	Typically, two months - five years or more	Indefinite but typically less than three months
Basis on which charter rate is paid	Per day	Per ton, typically
Voyage expenses	Charterer pays	We pay
Vessel operating costs (1)	We pay	We pay
Off-hire (2)	We pay	We pay

(1)	We are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and the commercial and technical management fees payable to our ship managers. The largest components of our vessel operating costs are generally crews and repairs and maintenance.

(2)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or dry-docking.

Under both time and spot voyage charters on the vessels in the fleet, we are responsible for the technical management of the vessel and for maintaining the vessel, periodic dry-docking, cleaning and painting and performing work required by regulations. We have entered into a contract with Maritime to provide commercial, sale and purchase, and other operations and maintenance services to our MRs and with Konkar Agencies for the dry-bulk carriers. Our vessel-owning subsidiaries have contracted with ITM, a third party technical manager and subsidiary of V. Ships Limited, to provide crewing and technical management to the MRs and with Konkar Agencies for the dry-bulk vessels. Please see “– Management of Ship Operations, Administration and Safety” below. We intend to continue to outsource the day-to-day crewing and technical management of our fleet to ITM and Konkar. We believe that both ITM and Konkar Agencies have strong reputations for providing high quality technical vessel services, including expertise in efficiently managing tankers and dry-bulk carriers, respectively.

In the future, we may also place one or more of our vessels in pooling arrangements or on bareboat charters:

●	Pooling Arrangements. In pooling arrangements, vessels are managed by a single pool manager who markets a number of vessels as a single, cohesive fleet and collects, or pools, their net earnings prior to distributing them to the individual owners, typically under a pre-arranged weighting system that recognizes a vessel’s earnings capacity based on various factors. The vessel owner also pays commissions on pooling arrangements of at least 1.25% of the earnings, depending on vessel rating, and daily fee due the pool manager.

●	Bareboat Charters. A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer generally provides for all of the vessel’s operating expenses in addition to the voyage costs and assumes all risk of operation. A bareboat charterer will generally be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel, including dry-dockings and insurance.

Our Competitive Strengths

We believe that we possess a number of competitive strengths relative to other product tanker and dry-bulk shipping companies, including:

●	High Quality Fleet of Modern Mid-Sized Eco-Efficient Vessels. As of March 23, 2026, our product tankers had an average age of 11.6 years, compared to the average for the MR2 global fleet of approximately 14 years. Our three MR tankers were built in South Korean shipyards. Our bulkers have an average age of 10.3 years compared to 12.6 years for the two vessel classes. Our two “sister-ship” Kamsarmax were built in China at the same yard and year as well as our Ultramax was built in Japan. All of our vessels are considered modern mid-sized eco-efficient units with Ballast Water Treatment System, or BWTS, installed providing lower emissions and fuel consumption than older standard vessels. Two of our bulkers are equipped with scrubbers (and none of our tankers are equipped with scrubbers). We believe our vessels provide our customers with high quality and reliable transportation of cargos at competitive operating costs and operational flexibility. Owning a modern fleet reduces off-hire time, repairs and maintenance costs, including dry-docking expenses, and improves safety and environmental performance. Also, lenders are attracted to modern, well- maintained vessels, which can result in more reasonable terms for secured loans.

●	Established Relationships with Charterers. We have developed long-standing relationships with a number of leading tanker charterers, including major integrated and national oil companies, refiners, international trading firms and large vessel operators, which we believe will benefit us in the future as we continue to grow our business. Our tanker customers have included, among others, Trafigura, Mansel (subsidiary of Vitol), Shell, PMI (a subsidiary of Pemex), ST Shipping (an affiliate of Glencore), Clearlake (a subsidiary of Gunvor) and Citgo. Given our recent but expanding presence into the dry-bulk sector, our historical customer based is limited. Konkar Agencies, the manager of our dry-bulk vessels, has many established customer relationships, including Norden, Bunge, Oldendorf, ADM Intermare and Engelhart. We strive to meet high standards of operating performance, achieve cost-efficient operations, reliability and safety in all of our operations and maintain long-term relationships with our customers. In concert with our technical manager, we constantly monitor and report the environmental impact of our vessels to address increasing industry-wide emissions concerns. We believe that our charterers value our fleet of modern, quality vessels as well as our management team’s industry experience. These attributes should allow us to continue to charter our vessels and expand our fleet.

●	Competitive Cost Structure. Even though we currently operate a relatively small number of vessels, we believe we are relatively cost competitive as compared to other companies in our industry. This is a result of our fleet profile, our experienced technical and commercial managers as well as the hands-on approach and substantial equity ownership in the Company by our management team. Moreover, a constant focus on operational improvements is a key component of our corporate culture. Our technical manager, ITM, manages 54 tankers, including our vessels as of February, 2026. Our technical and commercial management fees currently, effective January 1, 2026, aggregate to $401 per day per MR and $896 per day for our bulkers, which are competitive within our sectors. Our collaborative approach between our management team and our external managers creates a platform that we believe can deliver excellent operational results at competitive costs and positions us for further growth. Total daily operational cost is a non-U.S. GAAP measure.

●	Well-Positioned to Capitalize on Improving Rates. We believe our current fleet of product tankers and dry-bulk carriers are positioned to capitalize when spot and time charter rates improve. As of March 23, 2026, we had all six vessels contracted under short-term time charter. As of March 23, 2026, 41% of our fleet’s remaining available days in 2026 were contracted, exclusive of charterers’ options. For any additional vessels we may acquire, we expect to continue to employ our mixed chartering strategy.

●	Experienced Management Team. Our three senior officers, led by our Chairman and Chief Executive Officer, Mr. Valentis, have combined over 100 years of industry experience in shipping, including vessel ownership, acquisitions, divestitures, new buildings, dry-dockings and vessel modifications, on-board operations, chartering, technical supervision, corporate management, legal/regulatory, accounting and finance. As of March 23, 2026, our senior management team owned over 59% of the Company’s outstanding common shares, creating a major financial incentive for the benefit of all of our stakeholders.

Our Business Strategy

Our principal objective is to own, operate and grow our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the tanker sector. Our strategy to achieve this objective includes the following:

●	Operate Diversified Fleet of Modern Mid-Sized Eco-Efficient Product Tankers & Dry-bulk Carriers. We intend to maintain a high quality fleet that meets rigorous industry standards and our charterers’ requirements with vessels that are built no later than 2013. We consider our fleet to be superior based on the specifications to which our vessels were built and the reputation of each of the shipyards that built the vessels. We believe that our customers prefer the better reliability, fewer off-hire days and greater operating efficiency of modern, high quality vessels. All of our vessels are eco-efficient designed which offer the benefits of lower bunker fuel consumption and reduced emissions. In addition, two of our dry-bulk carriers are fitted with scrubbers which clean exhaust gas while running on cheaper HSFO bunkers, thus providing us a competitive advantage to many older non-scrubber bulkers. We also intend to maintain the quality of our fleet through ITM and Konkar Agencies’ comprehensive planned and preventive maintenance programs.

●	Opportunistically Grow the Fleet in a Disciplined Way. Given healthy market conditions over the past few years, asset prices remain relatively high in both of our sectors, but started to soften slightly since 2024. Consequently, we plan to prudently allocate capital to selectively expand our fleet through acquisitions of modern second-hand vessels and other transactions that are attractive to shareholders. We believe that demand for tankers will expand as trade routes for liquid cargoes continue to evolve to developed markets, such as those in the U.S. and Europe, and as changes in refinery production patterns in developing countries such as China and India, as well as in the Middle East, contribute to increases in the transportation of refined petroleum products. Further, certain major geopolitical events, such as the Ukraine War and the Middle East conflicts, as well as unusual weather disturbances, such as, the severe drought which effected transits through the Panama Canal during 2023-24, have increased vessel ton-miles within our sectors which led to improvement in chartering activity. We believe that our fleet of MRs, among the workhorse of the industry, will enable us to serve our customers across the major tanker trade routes and to continue to develop a global presence. We have strong relationships with reputable owners, charterers, ship brokers, banks and shipyards, which we believe will assist us in identifying attractive vessel acquisition opportunities. We intend to focus primarily on the acquisition of IMO II and III class eco- MR tankers built in 2016 or younger, which have been built in Tier 1 Asian shipyards and have modern bunker efficient designs given demands for lower bunker consumption and concerns about environmental emissions. Additionally, we expect to continue our expansion into the dry-bulk sector by looking to acquire more modern mid-sized eco-carriers from 46- 84 K dwt. Carriers of this size are considered the workhorse for the dry-bulk sector due to the operating flexibility, breathe of ports, loading/discharge capabilities and diversity of cargos. We will also consider acquisitions of newbuild vessels (also called re-sales), which typically have lower operating costs and emissions, and of small fleets of existing vessels when such acquisitions are accretive to stockholders or provide other strategic or operating advantages to us.

●	Optimize the Operating Efficiency of our Fleet. We evaluate each of our existing and future vessels regarding their operating efficiency, and if we believe it will advance the operation of our fleet and benefit our business, we may make vessel modifications to improve fuel consumption and meet stricter environmental standards. We will consider making such modifications when the vessels complete their charter contracts or undergo scheduled dry-docking, as we have done in the past for the installation on our MRs of ballast water treatment systems in order to meet environmental regulations, or with new acquisitions, at the time we acquire them. Among the modifications or enhancements that we consider, made and may make in the future to our vessels include: fitting devices that reduce main engine bunker consumption without reducing available power and speed; fitting devices that improve bunker combustion and therefore bunker consumption for auxiliary equipment; efficient electrical power generation and usage; minimizing hull and propeller frictional losses; systems that allow for optimized routing; and systems that allow for improved maintenance, performance monitoring and management. We have evaluated and successfully installed in vessels a variety of technologies and equipment that have resulted in operating efficiencies, including lower consumption and emissions. For example, we have deployed a software program which helps on-board management to optimize vessel performance and fuel consumption in light of changing weather, including sea conditions. Additionally, in Spring, 2025, we installed Shneekluh ducts during the scheduled second surveys of the Konkar Venture and Konkar Asteri, which has reduced daily fuel consumption by up to 7% and lowered emissions. Also, we applied special low-friction paint to the hulls of these two vessels in order to improve transit speeds. During the planned Spring 2026 intermediate survey of the Pyxis Karteria, we will also install Shneekluh ducts and propeller boss cap fin which should improve vessel performance. We will continue to build on our experience with these and other programs and seek methods to efficiently improve the operational performance of our vessels while keeping costs competitive and meet full regulatory compliance, increasing we environmental standards and customer demands.

●	Utilize Portfolio Approach for Commercial Employment. We expect to employ the vessels in our fleet under a mix of spot and time charters, which may include a profit share, bareboat charters and pooling arrangements. We expect to diversify our charters by customer and staggered duration. In addition, any long-term time charters we enter into with a profit sharing component will offer us some protection when charter rates decrease, while allowing us to share in increased profits in the event rates increase. We believe the historical seasonal variances between the product tanker and dry-bulk sectors may help smooth the spot chartering results of our fleet on a quarterly basis. The use of cheaper HSFO bunker fuel permits our scrubber-fitted dry-bulkers to potentially achieve higher utilization as well as a charter rate premium which can be estimated to be up to $1,000 per day as of mid- March, 2026. We believe that this portfolio approach to vessel employment is an integral part of risk management which will provide us a base of stable cash flows while providing us the optionality to take advantage of rising charter rates and market volatility in the spot market. Market uncertainty due to the potential impact of rising geopolitical events resulted in more time charter employment of our vessels during 2025.

●	Preserve Strong Safety Record and Commitment to Customer Service and Support. Maritime, ITM and Konkar Agencies have strong histories of complying with rigorous health, safety and environmental protection standards and have excellent vessel safety records. We expect to continue to meet charterers’ and lenders reporting requirements of vessel emissions. We intend to maintain these high standards in order to provide our customers with a high level of safety, customer service and support, including meeting any reporting requirements of environmental emissions as part of monitoring and reporting on their supply chain.

●	Maintain Financial Flexibility. We intend to maintain financial flexibility to expand our fleet by targeting a balanced capital structure of debt and equity with reasonable liquidity. As part of our risk management policies, depending on the chartering environment, we may employ many of the vessels we acquire under time charters, which provide us predictable cash flows for the duration of the charter and may attract lower-cost debt financing at more favorable terms. We believe this will allow us to build upon our strong commercial lending relationships and optimize our ability to access the public capital markets to respond opportunistically to changes in our industry and financial market conditions. Our “hunting license” loan commitment of up to $45 million provides us attractive flexible debt to potentially expand our fleet. Moreover, our available cash position of over $53 million at year-end 2025 enhances our capabilities.

●	Support Good Environmental, Social and Governance Standards. We comply with all current vessel environmental regulations, and continue to monitor and record vessel emissions and hazardous materials inventory. We emphasize operational safety and quality maintenance for all our vessels and crews. We try to ensure a productive work environment on board and on shore in order to meet all safety and health regulations, labor conditions and respect for human rights. Our outsourcing of technical, commercial and administrative management services to ITM, Maritime and Konkar Agencies are critical to effectively achieve these objectives. Lastly, we are committed to good corporate governance standards as a fully compliant, publicly-listed company in the US.

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

Head Management Agreement and Ship Management Agreements with Maritime.

Headquartered in Maroussi, Greece, Maritime was formed in May 2007 by our founder and Chief Executive Officer to take advantage of opportunities in the tanker sector. Maritime’s business employs or receives consulting services from 10 people in four departments: technical, operations, chartering and finance/accounting. We entered into a head management agreement with Maritime, or the Head Management Agreement, pursuant to which they provide us and our product tankers, among other things, with ship management services and administrative services. Under the Head Management Agreement, each wholly-owned subsidiary that owns a product tanker in our fleet also enters into a separate ship management agreement with Maritime. Maritime provides us and our tankers with the following services: commercial, sale and purchase, provisions, insurance, bunkering, operations and maintenance, dry-docking and newbuilding construction supervision. Maritime also provides administrative services to us such as executive, financial, accounting and other administrative services, including our dry bulk JVs for which it is paid $150 per day/vessel. As part of its responsibilities, Maritime supervises the crewing and technical management performed by ITM for all of our tanker vessels. In return for such services, Maritime receives from us:

●	for each vessel while in operation an initial fee of $325 per day subject to annual inflationary adjustments, and for each vessel under construction, an initial fee of $450 per day, plus an additional daily fee, which is dependent on the seniority of the personnel, to cover the cost of the engineers employed to conduct the supervision, collectively the Ship-Management Fees;

●	1.00% on the price of any vessel sale transaction;

●	1.25% of all chartering, hiring and freight revenue we receive that was procured by or through Maritime; and

●	a lump sum of $1.6 million per annum for the administrative services it provides to us, or the Administration Fees.

The ship-management fees (the “Ship-Management Fees”) and the administration fees (the “Administration Fees”) are subject to annual adjustments to take into account inflation in Greece or such other country where Maritime was headquartered during the preceding year. For 2023, and effective January 1, 2023 the Ship-Management Fees and the Administration Fees were increased by 9.65% in line with the average inflation rate in Greece in 2022 and were $368 per day per ship and $1.8 million annually, respectively. For 2024, and effective January 1, 2024 the Ship-Management Fees and the Administration Fees were increased by 3.5% in line with the average inflation rate in Greece in 2023 and were $381 per day per ship and $1.9 million annually, respectively. Effective January 1, 2025, the Ship-Management Fees and the Administration Fees for 2025 were increased by 2.74% in line with the average inflation rate in Greece in 2024 to $391 per day per ship and $1.9 million annually, respectively. Effective January 1, 2026, the Ship-Management Fees and Administration Fees for 2026 will increase by 2.59% due to the effect of the 2025 Greek inflation rate of 2.59% to $401 per day and $2.0 million yearly, respectively. We believe these amounts payable to Maritime are competitive to many of our U.S. publicly listed product tanker competitors, especially given our relative size. We anticipate that once our fleet reaches 15 tankers, the fee that we pay to Maritime for its ship management services for vessels in operation will recognize a volume discount in an amount to be determined by the parties at that time.

The Head Management Agreement was automatically renewed on March 23, 2025 for a five-year period and may be terminated by either party on 90 days’ notice prior to March 23, 2030.

For more information on our Head Management Agreement and our ship management agreements with Maritime, please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

Ship Management Agreements with ITM. We outsource the day-to-day technical management of our product tankers to an unaffiliated third party, ITM, which has been certified for ISO 9001:2008 and ISO 14001:2004. Each vessel-owning subsidiary that owns a tanker vessel in our fleet under a time or spot charter also typically enters into a separate ship management agreement with ITM. ITM is responsible for all technical management, including crewing, maintenance, repair, dry-dockings and maintaining required vetting approvals. In performing its services, ITM is responsible for operating a management system that complies, and ITM ensures that each vessel and its crew comply, with all applicable health, safety and environmental laws and regulations. In addition to reimbursement of actual vessel related operating costs, the Company also paid an annual fee to ITM of $162,500 per vessel in 2023 and $167,500 per vessel in each of 2024 and 2025 (equivalent to $445, $459 and $459 per day, respectively). This fee is reduced to the extent any vessel ITM manages is not fully operational for a time, which is also referred to as any period of “lay-up.”

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

Commercial and Technical Ship Management Agreements with Konkar Agencies. Headquartered in Maroussi, Greece, Konkar Agencies has been providing a full range of commercial and technical ship management services to the dry-bulk sector for over 50 years. Konkar Agencies employs 10 staff. The terms and conditions of these service agreements would be similar to those provided by Maritime and ITM. Besides our three bulkers, Konkar Ormi, Konkar Asteri and Konkar Venture, Konkar Agencies provides these vessel management services to two other mid-sized dry-bulk carriers, which are controlled by Mr. Valentis, our Chairman and CEO. None of the affiliated owned bulkers are fitted with scrubbers which is a competitive disadvantage to two of our carriers, otherwise vessel operations are comparable. For 2023 and 2024, the Company paid an aggregate fee to Konkar Agencies for vessel management services of $850 per day for each bulker, and for 2025 paid $873 per day for each bulker. For 2026, the Company will pay $896 per day for each bulker, which is the same daily fee charged to the affiliated dry-bulk carriers and is competitive within the dry-bulk industry.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies, or the IACS. In December 2013, the IACS adopted new harmonized Common Structure Rules which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. All of our vessels are certified as being “in-class” by NKK and DNV GL. We expect that all vessels that we purchase will be certified prior to their delivery and that we will have no obligation to take delivery of the vessel if it is not certified as “in class” on the date of closing.

Risk Management and Insurance

General

The operation of any cargo carrying ocean-going vessel embraces a wide variety of risks, including the following:

●	Physical damage to the vessel:

➢	mechanical failure or damage, for example by reason of the seizure of a main engine crankshaft;
➢	physical damage to the vessel by reason of a grounding, collision or fire; and
➢	other physical damage due to crew negligence, such as, battering of the vessel’s hull during discharge of dry-bulk cargoes with grabs or cranes.

●	Liabilities to third parties:

➢	cargo loss or shortage incurred during the voyage;
➢	damage to third party property, such as during a collision or berthing operation;
➢	personal injury or death to crew and/or passengers sustained due to accident; and
➢	environmental damage, for example arising from marine disasters such as oil spills and other environmental mishaps.

●	Business interruption and war risk or war-like operations:

➢	this would include business interruption, for example by reason of political disturbance, strikes or labor disputes, or physical damage to the vessel and/or crew and cargo resulting from deliberate actions such as piracy, war-like actions between countries, terrorism and malicious acts or vandalism.

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

The following table sets forth information regarding the insurance coverage on our fleet of six vessels as of March 23, 2026.

Type	Aggregate Sum Insured For All Vessels in our Existing Fleet
Hull and Machinery	$230.0 million
War Risk	$230.0 million
Protection and Indemnity, or P&I	Pollution liability claims: limited to $1.0 billion per vessel per incident

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

Competition

We operate in international markets that are highly competitive. As a general matter, competition is based primarily on the supply and demand of commodities and the number of vessels operating at any given time. We compete for charters, in particular, on the basis of price and vessel location, size, age and condition, as well as the acceptability of the vessel’s operator to the charterer and on our reputation. We will arrange charters for our vessels typically through the use of brokers, who negotiate the terms of the charters based on market conditions. Competition for product tankers arises primarily from other owners, including major oil companies as well as independent tanker companies. Competition within the dry-bulk sector ranges from major international producers and traders of various dry-bulk commodities to a long list of ocean freight service companies. Many of these competitors have substantially greater financial and other resources than we do. Although we believe that no single competitor has a dominant position in the markets in which we compete, the trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which will likely result in greater competition to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Ownership of product tankers and especially dry-bulk carriers is highly fragmented and is divided among publicly listed companies, state-controlled owners and independent shipowners, some of which also have other types of tankers or vessels that carry diverse cargoes. A couple of our U.S. publicly listed competitors in the product tanker sector include Scorpio Tankers Inc. and Ardmore Shipping Corporation. In the dry-bulk sector, U.S. publicly listed competitors include, amongst others, Globus Maritime Limited and Star Bulk Carriers Inc.

Customers

We market our product tankers and related freight services to a broad range of customers, including international commodity trading companies, national oil companies, major integrated oil and gas companies and refiners. Our dry-bulk shipping services are marketed to large worldwide list of producers and traders of minor and minor commodities as well as other large shipping companies.

Our significant customers that accounted for more than 10% of our revenues in 2024 and 2025 were as follows:

Charterer	Year ended December 31,
	2024	2025
P.M.I. Trading Designated Activity Company	31%	—
Trafigura Maritime Logistics Pte. Ltd.	20%	—
Mansel	15%	—
ST Shipping	—	22%
Clearlake Shipping Pte. Ltd.	—	20%
Chevron	—	11%
Total	66%	53%

In addition to these companies, we and our ship manager, Maritime, also have historical and growing chartering relationships with major integrated oil and international trading companies, including Vitol, Citgo and their respective subsidiaries. Historically, Konkar Agencies has had extensive relationships with Norden, Bunge, and Oldendorf.

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

Environmental

We are primarily engaged in the global transportation of refined petroleum products and dry-bulk commodities. We recognize that greenhouse gas emissions, which are largely caused by consumption of fossil fuels, contribute to the warming of the climate. The shipping industry, which is heavily dependent on the burning of such fuels, faces the dual challenge of reducing its carbon footprint by transitioning to the use of low-carbon fuels while meeting demands throughout the global energy value chain. Our environmental initiates are:

●	Executing on a renewal program to purchase modern, more technologically advanced product tankers that have enhanced the energy efficiency of our fleet, reduced fuel consumption and lower GHG emissions on a ton-mile basis as well as to sell older, less efficient, less environmentally -friendly vessels;
●	Selectively purchasing modern eco-efficient mid-sized dry-bulk carriers that provide operational flexibility and greater efficiency and may be fitted with scrubbers which reduce GHG emissions;
●	Through our operations department, and with the assistance of our external managers, ITM and Konkar Agencies, using vessel performance optimization software to monitor vessel operating performance, weather and maritime conditions as well as fuel consumption;
●	At dry-dockings, selectively applying high specification hull coatings and, if design permit, installing various energy saving devices, such as, mews ducts, PBCF (Propeller Boss Cap Fins), WED (Wake Equalizing Ducts) etc., to improve vessel performance and reduce fuel consumption;
●	Retrofitting the installation of BWTS on our vessels to comply with all applicable environmental regulations;
●	Reducing sulfur emissions by following strategies to comply with the IMO fuel regulations which went into effect in January 2020;
●	Collecting and analyzing data from our vessels with the objective of reducing fuel consumption and CO2 emissions and provide relevant data to our customers and lenders, as requested;
●	Monitoring and promptly reporting vessel GHG data to our classification societies for the calculation and independent verification of emissions allowances under the recently implemented E.U. Emissions Trading System, or ETS;
●	Complying with the EU’s requirements relating to any inventories of hazardous materials on board our vessels;
●	Implementing an IMO 2023 compliance plan for vessels within our fleet in which we have installed energy saving devices and applied high performance paint systems, among other initiatives;
●	Committing to practice environmentally and socially responsible ship recycling and to report any hazardous materials contained in a vessel’s structure and equipment as a signatory to the Maltese Ship Recycling Registration and
●	Maintaining operational excellence within our fleet to ensure continued compliance with all relevant regulatory environmental standards.

Social

Given the history, varying cultures and nature of vessel operations, modern social practices within international shipping can be challenging. ITM and Konkar Agencies are responsible for the crews on our vessels. Our initiatives are as follows:

●	Abiding by equal opportunity employer guidelines and promoting diversity in the workforce;
●	Complying with the International Transport Workers’ Federation agreement which regulates the employment conditions for our seafarers;
●	Monitoring ITM and Konkar Agencies’ on-board crew health and safety management systems; and
●	Volunteering with, and donating to, various local charities and causes, including the seafarers.

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

Product Tanker and Dry Bulk Shipping Industry

All information and data contained in this section, including the analysis relating to the product tanker shipping industry and dry bulk shipping industry, has been provided by Marsoft BV LLC (“Marsoft”). The statistical information contained in this section is compiled from Marsoft databases and other public and industry sources. In connection therewith, Marsoft has advised that: (i) certain information may be derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information used by Marsoft; and (iii) while Marsoft has taken reasonable care in the compilation of the statistical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. We believe that all third-party data provided in this section is reliable.

Note on data timing: Unless otherwise indicated, annual trade and fleet indicators in this section reflect full-year figures through 2025, compiled from Marsoft databases and industry sources.

Note on recent developments: Beginning in late February 2026, military conflict in the Middle East introduced significant new uncertainty into energy and shipping markets, including vessel operations in and around the Strait of Hormuz. As of mid-March 2026, the duration and ultimate impact of these developments remain unclear.

Product Tanker Industry

Demand Background

Product tanker demand is driven by global trade demand for refined oil products, which in turn reflects regional mismatches between oil consumption and refinery output. Together, volumes and distances of shipments (tonne-miles) best explain demand for tankers. In 2025, the largest importing region, in tonne-mile terms, was Asia (excluding China and Japan), which accounted for 28% of global import demand. Europe was the next most important region, accounting for 18% of demand, followed by Latin America and Africa, whose imports each comprised 13% of global demand. In contrast, the US, China, and Japan tend to refine crude oil (either domestically produced or imported) in their own domestic refineries, which limits their need for product imports.

The largest exporting region for refined products was Asia/Pacific, including China and Japan, which accounted for 34% of global exports. The next most important exporting regions were North America and the Middle East, each of which accounted for 22% of trade.

Global oil trade is linked to oil demand, which is correlated with the global economy. Over the 2015–2025 period, there was a 73% correlation between oil trade growth and global GDP growth, although the volume of trade has grown more slowly than the world economy over this period. From 2015 to 2025, the global products trade increased by an average of 1.0% per year in volume terms, and by 2.4% per annum in tonne-mile terms as the average trading distance rose significantly over this period. Much of the increase in average distance has taken place in recent years, driven by geopolitical developments. In particular, the Russian invasion of Ukraine in 2022 led to most of Europe banning Russian oil supplies and replacing them with longer-haul supplies. Then, in late 2023, Houthi attacks on shipping in the Red Sea region led to a further increase in average trade distance, as most vessels chose to avoid the Red Sea by taking the longer-haul route around South Africa, either on the way to or from Europe.

Fleet Background

The majority of product tankers engaged in international trading fall within the 10,000 dwt to 85,000 dwt range. These vessels are distinguished from crude oil tankers by their coated cargo tanks, which allow them to carry refined petroleum products. The product tanker category includes a number of vessels classified as chemical/oil tankers, which have the capability to carry certain chemical cargoes in addition to refined products; these are generally at the lower end of the size range. A number of coated tankers above 85,000 dwt (mainly LR2 vessels in the 85,000 to 125,000 dwt range) also have the capability to trade refined products, although most tankers above 85,000 dwt are engaged exclusively in crude trades. Product tankers up to 55,000 dwt are employed on a wide variety of routes, while larger tankers (LR1s and LR2s) are more limited in where they can trade, and are typically employed on Middle East to Asia voyages.

As of the end of 2025, there were just over 5,000 tankers in the 10,000-85,000 dwt range, totaling 189 million dwt. Of these, some 90% of vessels were in the 10,000-55,000 dwt range, consisting of MRs (40,000-55,000 dwt) and smaller ships, while the remaining 10% were LR1 vessels (in the 55,000-85,000 dwt range). The 10,000-55,000 dwt sector comprised 155 million dwt as of the end of 2025, with MRs accounting for approximately 1,840 vessels or 89.2 million dwt. The LR1 fleet size totaled 34 million dwt at the end of 2025.

Changes in the fleet size over time are driven by ordering and scrapping decisions made by shipowners. Typically, new orders increase when freight rates are relatively high and ease when rates are low, although other factors, such as technological changes, may also play a role. It’s worth noting that it typically takes from 18 months to 3 years for a newly ordered ship to be delivered and start trading (the delivery lag). Delivery “slippage” also impacts deliveries, as over the past five years we have seen actual deliveries, across MR product tankers, average about 14% below scheduled deliveries on a one-year-ahead basis (most of these deliveries ended up being pushed into the next year after they were originally due to be completed).

On the other hand, scrapping (or fleet removals) tends to increase when freight rates are low and declines when rates are high, with factors such as the age profile of the fleet and environmental regulations also playing a significant role. MR product tankers are typically scrapped at age 25-30, while LR1 product tankers are typically scrapped between ages 20 and 25.

The age profile of the MR product tanker fleet has shifted significantly over the past decade. At the end of 2015, approximately 5% of the MR fleet (40,000-55,000 dwt) was over 20 years old; by February 2026, that share had risen to 16.5%, as shown in the MR Age Profile table below. MR scrapping has been limited in recent years, averaging 13 vessels per year over 2021–2025, with only one vessel reportedly scrapped in 2024. Elevated secondhand values, firm charter rates, and regulatory uncertainty have extended the viable economic life of older tonnage. Scrapping did rise to 14 MRs in 2025 as rates softened.

Over the ten-year period from end-2015 to end-2025, the product tanker fleet expanded at a net compound annual rate of 2.5%. Net fleet growth for MR vessels averaged 3.3% annually, while the LR1 fleet grew by just 1.1% per year. The orderbook-to-fleet ratio averaged 10% over the 2015–2025 period.

Freight Rates & Asset Prices

Product tanker rates and prices are cyclical and have exhibited significant volatility over the past decade. One-year time charter rates for a conventional (i.e. non-eco) MR product tanker (47k dwt, built prior to 2013) averaged $17,800 per day from 2015 to 2025, ranging from a low of $11,800 per day to a high of $30,500 per day on a quarterly basis. MR vessel values also varied widely over the same period. The newbuilding price for an MR averaged $39.4 million from 2015 to 2025, ranging from a low of $32.3 million to a high of $51.6 million. The price of a 5-year-old secondhand MR averaged $30.8 million, ranging from a low of $21 million to a high of $47.2 million. The price of a 10-year-old secondhand MR averaged $21.5 million over the same period, ranging from a low of $14 million to a high of $39 million.

The prices quoted above are for Korean-built ships. Chinese-built ships typically have lower newbuilding costs and often sell for 5-10% less in the secondhand market as well, due to a perception that some Chinese yards are of slightly lower quality. It’s also worth noting that the prices quoted above are for ships without scrubbers. Scrubbers became increasingly popular after the IMO 2020 regulation took effect, which limited sulfur emissions from ships. In response to this new regulation, ships could either burn more expensive very low sulfur fuel oil (VLSFO) and marine gas oil (MGO) or install scrubbers to remove the sulfur from cheaper high sulfur fuel oil (HSFO). The economics made scrubber installation more beneficial on larger ships, while installing scrubbers on smaller ships, such as MRs, was less common as the payback period was longer. The asset premium for an MR with a scrubber installed is estimated in the $1.5–2 million range, broadly in line with installation costs. As of early 2026, 6.5% of product tankers by vessel count (and 23% by dwt) had scrubbers installed, compared to 36% of the product tanker orderbook. One reason for this discrepancy is that it is cheaper to install a scrubber on a newbuild ship compared to retrofitting an existing ship. The earnings premium for an MR with a scrubber has averaged about $2,000 per day relative to a conventional non-scrubber fitted MR over the past three years, as the bunker price differential has fallen to about $100/tonne over this period.

In addition to ships with and without scrubbers, there is also a split between ships that run on conventional fuel (whether VLSFO or HSFO) and those that can run on either conventional fuel or on alternative fuels (with LNG, LPG, methanol, or battery-hybrid options being the most common). While only 2% of the existing product tanker fleet is capable of running on alternative fuels, an estimated 10% of the product tanker orderbook consists of vessels that have this capability. It’s worth noting that the cost premium to order a newbuilding ship with alternative fuel capability depends on whether the ship will have actual alternative fuel capability upon delivery or whether it will have the ability to easily retrofit this capability at a later date.

2025 Review

Preliminary figures indicate that seaborne trade volumes of refined oil products decreased by 1.3% in 2025, with imports declining into most regions, including North America, Europe, China, Japan, and the rest of Asia. Part of the decline in trade volumes reflected a 5% drop in Russian oil product exports, as Russian refineries were increasingly targeted by Ukraine. However, product tanker demand was supported by a 2.3% rise in the average trading distance, leading to a 1.0% increase in tonne-mile demand for 2025 as a whole. The increase in average trading distance was driven in large part by a rise in long-haul shipments from the Middle East, Africa, and Latin America to China, as well as the continued effects of European sanctions on Russian imports and reduced Red Sea transit activity.

The broader product tanker (10,000–85,000 dwt) fleet expanded by an estimated 2.2% in 2025, compared with 1.3% growth in 2024. Deliveries totaled 6.9 million dwt in 2025, up from just 2.8 million dwt in 2024, while scrapping rose from 0.2 million dwt to 1.7 million dwt. Within the MR segment (40,000–55,000 dwt), deliveries increased to 4.3 million dwt (86 vessels) in 2025—representing 62% of total product tanker deliveries—up from 1.0 million dwt (20 vessels) delivered in 2024, while 0.7 million dwt of MR tonnage (14 vessels) was scrapped. Growth in the 10,000-55,000 dwt fleet was an estimated 2.7%, while the LR1 fleet size contracted by 0.3%. Product tanker ordering declined significantly in 2025, with new orders totaling 6 million dwt—the lowest total since 2022—compared with 18 million dwt in 2024. New MR orders fell to 3.2 million dwt (65 vessels), down from 7.7 million dwt (157 vessels) in 2024, though MR and smaller vessels continued to account for 90% of product tanker orders. After reaching 17% at year-end 2024, the orderbook-to-fleet ratio for product tankers eased to 15% by the end of 2025, while remaining above its trailing 10-year average of 10%.

With the product tanker fleet growing faster than product tanker demand in 2025, freight rates declined over the course of the year. One-year time charter rates for an MR fell from an average of $28,400 per day in 2024 to $20,500 per day in 2025, though rates remained well above their trailing ten-year average. Product tanker asset prices also softened in 2025, though remained well above their ten-year average levels. The newbuilding contract price for an MR edged down from $50.5 million in 2024 to $49.3 million in 2025, while the price of a ten-year-old secondhand MR declined from $36.5 million to $30.6 million.

2026 Year to Date Developments

During the first two months of 2026, MR tanker rates and prices remained firm. Preliminary estimates show global oil demand increasing modestly in the new year, with stockbuilding also continuing to boost tanker demand. Meanwhile, the product tanker fleet (10,000–55,000 dwt) expanded by 1.9 million net dwt in the first two months of the year, with deliveries totaling 2 million dwt and scrapping amounting to just 0.1 million dwt. Within the MR segment (40,000–55,000 dwt), the fleet grew by an estimated 0.9 million net dwt, reaching 89.8 million dwt (1,850 vessels), with 27 vessels delivered versus one scrapped. Ordering activity eased in the first two months, with the 10,000–55,000 dwt orderbook-to-fleet ratio dipping below 15% for the first time in two years. Preliminary estimates show the 10,000–55,000 dwt orderbook totaling 23 million dwt at the end of February, with 8.3 million dwt of deliveries expected during the final ten months of 2026 (after accounting for an estimated 8% delivery slippage), and 8.2 million dwt of deliveries expected in 2027. Within the MR segment specifically, the 323 vessels aged 20 years or more (16.5% of the global MR fleet by dwt) exceeded the MR orderbook of 259 vessels (12.6 million dwt, or approximately 14% of the fleet), while the average age of the MR fleet was approximately 14 years.

Beginning in late February 2026, military conflict in the Middle East introduced significant new uncertainty into energy and shipping markets, including disrupting vessel operations in and around the Strait of Hormuz and raising bunker costs. As of mid-March 2026, the duration and ultimate impact of these disruptions remain unclear.

Product Tanker Market Indicators

	2022	2023	2024	2025	5-Yr Avg	Feb-26e
Seaborne product trade (mt)	1,155	1,136	1,163	1,149	1,146	-
Tonne-mile demand (bn t-m)	3,986	3,983	4,407	4,449	4,150	-
Tonne-mile demand growth (%)	+1.6%	-0.1%	+10.7%	+1.0%	+4.1%	-
Product tanker fleet, 10–85k dwt (m dwt)	177.9	180.9	183.2	187.2	181.0	191.6
Product tanker fleet growth (%)	1.1%	1.7%	1.3%	2.2%	1.5%	3.4%
Product tanker orderbook (% fleet)	4%	9%	17%	15%	10%	15%
MR tanker fleet 40–55k dwt (m dwt)	82.2	84.0	84.9	87.1	83.8	89.8
MR tanker fleet 40–55k dwt growth (%)	2.2%	2.1%	1.1%	2.6%	2.0%	4.7%
MR tanker fleet orderbook (% fleet)	4%	9%	17%	14%	10%	14%
MR 1-year TC average ($/day)	20,050	27,025	28,400	20,500	21,650	23,800
MR newbuilding price ($m)	42.0	45.3	50.5	49.3	45.0	49.3
MR 5-year-old secondhand price ($m)	34.1	41.0	44.9	39.6	37.2	45.0
MR 10-year-old secondhand price ($m)	23.5	31.5	36.5	30.6	27.7	36.0

Source: Marsoft analysis of industry sources. Fleet figures represent full-year averages; orderbook figures are as of period-end. Figures are compiled from multiple industry sources, databases, and public disclosures and may reflect Marsoft estimation, adjustment, and classification choices. ‘Feb-26e’ = estimates based on information available through end-February 2026.

MR Fleet Age Profile

Age Bracket	End-2015	Feb-2026
0–4 years	27.8%	14.5%
5–9 years	40.5%	18.8%
10–14 years	18.4%	20.2%
15–19 years	8.1%	30.0%
20+ years	5.3%	16.5%

Share of MR fleet (40–55k dwt) by vessel age at end of period, in dwt terms. Source: Marsoft analysis.

Dry Bulk Industry

Demand Background

The international dry bulk shipping market transports unpackaged commodities in large volumes, including iron ore, coal, grain, bauxite, steel products, and a range of minor bulk commodities. The market is served by several categories of vessels distinguished primarily by cargo-carrying capacity and, in the case of sub-Capesize vessels, the presence of onboard cranes that enable self-loading and discharge at ports without dedicated cargo-handling infrastructure. Capesize vessels (typically above 100,000 dwt) are employed principally in the iron ore, coal, and more recently, bauxite trades. Panamax and Kamsarmax vessels (approximately 65,000–100,000 dwt) and Supramax and Ultramax vessels (approximately 40,000–65,000 dwt) serve a broader range of trades, including grain, bauxite, coal, steel products, and other sub-Capesize cargo flows. Handysize vessels (approximately 10,000–40,000 dwt) typically serve shorter-haul, regional, and niche trades.

Over the ten-year period 2015–2025, global seaborne dry bulk trade increased by an average of 2.1% per year in volume terms and by an estimated 2.7% per year in tonne-mile terms, as average trading distances rose. The divergence between volume growth and tonne-mile growth has been a defining feature of recent dry bulk market conditions, driven by a shift in trade composition toward longer-haul flows from the Atlantic Basin to Asia—particularly in iron ore, grain, and bauxite. Iron ore remained the largest component of dry bulk trade over this period, followed by coal and grains, with bauxite and minor bulks providing incremental volume and tonne-mile growth.

Dry bulk trade growth has shown a moderate 53% correlation with global GDP growth over the past decade. Among individual countries, China occupies a central position in global dry bulk demand, accounting for the majority of global seaborne iron ore (75%) and bauxite (70%) imports and a significant share of seaborne grain (25%) and coal (20%) imports in recent years. In fact, the expansion of China’s steel industry over the past two decades has been the single most important driver of dry bulk demand growth globally. While China’s steel output has begun to plateau, Chinese industrial activity—as well as policy changes—remain among the most closely watched variables in dry bulk markets.

Fleet Background

The global dry bulk fleet is segmented by vessel size into four principal categories: Capesize (100,000+ dwt), Panamax/Kamsarmax (65,000–100,000 dwt), Supramax/Ultramax (40,000–65,000 dwt), and Handysize (10,000–40,000 dwt). Over the 2015–2025 period, the total dry bulk fleet expanded by an average of approximately 3.2% per year on a net dwt basis, with the Supramax/Ultramax segment growing fastest at roughly 3.8% per year, followed by Panamax/Kamsarmax at 3.2%, Handysize at 2.9%, and Capesize at 2.8%.

The Supramax/Ultramax and Panamax/Kamsarmax segments together comprise about 50% of the total dry bulk fleet in dwt terms. These mid-sized segments are the workhorses of the dry bulk market, serving a wide range of trades including grain, coal, bauxite, steel products, and fertilizers. Within these segments, Supramax/Ultramax vessels are typically equipped with onboard cranes (geared) for self-loading/unloading, making them well-suited for ports that lack shoreside equipment. Panamax/Kamsarmax vessels are generally non-geared and rely on port infrastructure for cargo handling. Kamsarmax vessels (82,000 dwt) are a Panamax subtype optimized for the Kamsar bauxite terminal and are now the standard ordering size in the segment; Ultramax vessels (~60,000–65,000 dwt) similarly represent a larger, more fuel-efficient evolution of the Supramax design.

As of year-end 2025, the total dry bulk fleet size was approximately 1,054 million dwt. The Panamax/Kamsarmax fleet stood at 272 million dwt at the end of 2025 (approximately 3,340 vessels) and the Supramax/Ultramax fleet at 253 million dwt (approximately 4,450 vessels). Changes in fleet size are driven by the balance of new vessel deliveries and scrapping. Ordering activity typically increases when freight rates are elevated and moderates when rates are weak, with a delivery lag of approximately two to three years from contract to delivery. Scrapping decisions are influenced by freight rates, vessel age, scrap steel prices, and regulatory compliance costs. As of February 2026, the Supramax/Ultramax fleet had an average age of 12.6 years, with 12.6% of tonnage being aged 20 years or older. The Panamax/Kamsarmax fleet carried a similar average age of 12.6 years, with a somewhat higher share of 20 year or older tonnage at 15.1%.

The orderbook-to-fleet ratio for the total dry bulk fleet averaged 11% over the 2015–2025 period. As of year-end 2025, the total dry bulk orderbook stood at 12.8% of the existing fleet. At the segment level, Panamax/Kamsarmax carried the heaviest relative orderbook at 15.4% (506 vessels, 42.1 million dwt) and the Supramax/Ultramax orderbook was 11.9% (479 vessels, 30.1 million dwt). Delivery slippage over the past five years averaged 6% on a one-year-ahead basis in the Panamax/Kamsarmax sector, but only 1% in the Supramax/Ultramax sector.

Freight Rates & Asset Prices

Dry bulk charter rates are cyclical and reflect the balance of vessel supply and cargo demand. Over the past decade, rate volatility has been significant. From 2015 to 2025, one-year time charter rates for a conventional Panamax/Kamsarmax vessel (82k dwt, built prior to 2013) averaged $13,300 per day, and on a quarterly basis ranged from a low of $4,900 per day to a high of $27,000 per day. One-year time charter rates for a conventional Supramax/Ultramax bulker (58k dwt, built prior to 2013) averaged $12,600 per day over the same period, ranging from $5,200 per day to $26,500 per day. For reference, equivalent Handysize TC rates averaged $10,700 per day over the same period while Capesize TC rates averaged $17,500 per day.

Over the past three years, conventional (i.e. non-eco) Panamax/Kamsarmax and Supramax/Ultramax vessels with scrubbers have earned a premium averaging about $2,000 per day and $1,800 per day, respectively, compared to similar-size vessels without a scrubber.

Dry bulk asset prices moved broadly in line with earnings over the past decade, with newbuilding and secondhand values rising during periods of elevated earnings and declining during downturns. For Panamax/Kamsarmax benchmark vessels, newbuilding prices averaged $31.0 million from 2015–2025, ranging from a low of $25.6 million to a high of $38.0 million. The price of a 5-year-old secondhand Panamax/Kamsarmax averaged $25.8 million, with a range of $11.5 million to $37.5 million, while the price of a 10-year-old secondhand vessel averaged $17.9 million, ranging from $8.2 million to $27.0 million. For Supramax/Ultramax vessels, the newbuilding price averaged $28.5 million from 2015 to 2025, with a low of $23.5 million and a high of $34.3 million. The price of a 5-year-old secondhand vessel averaged $22.6 million and ranged from $10.3 million to $33.2 million. Meanwhile, the average price of a 10-year-old secondhand vessel over the same period was $16.0 million, with a range from $5.8 million to $25.0 million.

The benchmark prices quoted above are for Japanese-built ships. Secondhand benchmarks reflect eco-design specification in recent years: the five-year old benchmark from 2018 onwards, and the ten-year-old benchmark from 2023. As such, period averages blend conventional and eco valuations as the market standard has evolved. Eco-design vessels trade at a premium to older conventional tonnage, particularly in stronger freight markets, reflecting lower fuel consumption and higher expected earnings. Prices can also vary by yard, survey status, alternative fuel capability, and cargo-handling equipment and configuration, particularly in the geared segments. In addition, the quoted secondhand values are benchmark assessments and may differ from individual transaction prices depending on terms of sale and specific vessel characteristics.

2025 Review

Global seaborne dry bulk trade totaled 5,374 million tonnes in 2025, an increase of 1.1% compared to the prior year. Trade demand strengthened considerably in the second half of the year, with volumes in 25Q4 rising an estimated 3% year-on-year. In tonne-mile terms, dry bulk demand growth was more pronounced: total tonne-mile demand rose an estimated 2.7% in 2025 (4.8% in 25H2), reflecting a continued increase in trading distances, with the fleet’s average voyage distance rising from 5,292 nautical miles in 2024 to 5,374 nautical miles in 2025.Iron ore remained the largest component of seaborne dry bulk trade in 2025 at 1,662 million tonnes. Iron ore trade accelerated considerably in 25Q4, with volumes rising an estimated 8.9% year-on-year as long-haul Atlantic Basin flows to Asia—including from Brazil and West Africa—continued to expand. China remained the primary destination for seaborne iron ore, importing approximately 1,245 million tonnes in 2025. Grain trade totaled 620 million tonnes, broadly stable year-on-year, while grain tonne-miles rose in 25Q4 by an estimated 12.5% year-on-year on the back of stronger South American exports to Asia—supporting Panamax/Kamsarmax employment and rates. Global bauxite volumes rose 23% year-on-year to roughly 277 million tonnes, driven by continued growth in Guinean long-haul exports to China. International seaborne coal trade was comparatively softer, with steam coal volumes of 1,061 million tonnes, modestly softer than in 2024.

One notable feature of dry bulk demand in 2025 was the resilience of Chinese iron ore imports despite a decline in domestic steel production levels. Chinese crude steel output fell 4.5% year-on-year in 2025, yet seaborne iron ore imports into China rose by an estimated 2.5%, with second-half 2025 imports up 5% year-on-year. This divergence reflects a combination of opportunistic stockbuilding and an increase in import intensity driven by declining domestic and seaborne ore quality (% Fe content) and increased blending requirements. At the same time, Chinese steel product exports set new records in 2025, with volumes increasing 7.5% year-on-year, despite rising protectionist and anti-dumping trade measures by some trading partners. Elevated Chinese steel product exports continue to function as an important release valve for domestic steelmaking overcapacity, as well as a source of demand growth for the Supramax/Ultramax segment.

Meanwhile, the total dry bulk fleet expanded by 3.0% in 2025 on a net dwt basis versus 2024, reaching approximately 1,054 million dwt at year-end. Deliveries totaled 36.3 million dwt, while scrapping amounted to 5.2 million dwt—subdued by historical standards, as healthy earnings and regulatory uncertainty discouraged demolition. At the segment level, the Panamax/Kamsarmax fleet grew on a net basis from 263 to 272 million dwt (3,340 vessels), with deliveries totaling 11.2 million dwt (136 vessels) and scrapping of 1.6 million dwt (22 vessels). The Supramax/Ultramax fleet expanded from 242 to 253 million dwt (4,450 vessels), with 12.1 million dwt (191 vessels) delivered versus 1.5 million dwt (30 vessels) scrapped. Together, the two segments accounted for approximately 64% of total dry bulk deliveries in 2025 in dwt terms and 60% of total dry bulk scrapping. New ordering activity increased during the year, with fourth quarter contracting volumes particularly elevated in the Capesize segment. The total dry bulk orderbook rose to 12.8% of the fleet at year-end 2025, up from 12.4% a year earlier, with the Panamax/Kamsarmax orderbook at 15.4% (42.1 million dwt) and the Supramax/Ultramax orderbook at 11.9% (30.1 million dwt).

Charter rates improved into the second half of 2025 after a weaker start to the year. Non-scrubber Kamsarmax one-year time charter rates averaged $14,900 per day in the fourth quarter of 2025 and $13,600 per day for the full year. Non-scrubber Supramax one-year TC rates averaged $13,700 per day in the fourth quarter and $12,500 per day for the year, while non-scrubber Ultramax one-year TC rates averaged $15,200 per day in the fourth quarter and $14,000 per day for the year.

2026 Year to Date Developments

Dry bulk charter rates remained firm through the first two months of 2026, particularly on a year-on-year basis compared to what was a soft start to 2025. Early-year performance continued to be led by outperformance in the Capesize segment, although rate assessments across all segments ended February 2026 well above their long-term seasonal averages.

On the dry bulk trade demand side, the positive start to 2026 has been supported by a continuation of the strong iron ore, grain, and bauxite trade trends observed in 25Q4. Chinese iron ore imports through the first two months of the year rose 10% year-on-year. In grains, the 25/26 crop outlook has seen continuous upward revisions over the past several months, while meaningful volumes of US soybean exports to China have also resumed in early 2026, providing further tonne-mile growth support to the Panamax/Kamsarmax segment. Elsewhere in the Atlantic Basin, Guinean bauxite exports in the first two months of the year grew 28% year-on-year, a continuation of the export growth rates recorded throughout 2025.

As of end-February 2026, the total dry bulk orderbook was an estimated 12.2% of the total fleet. By segment, preliminary orderbook-to-fleet ratios through February 2026 stood at 14.5% (489 vessels, 40.8 million dwt) for Panamax/Kamsarmax and 11.8% (482 vessels, 30.3 million dwt) for Supramax/Ultramax. The Panamax/Kamsarmax fleet had grown to approximately 3,364 vessels as of end-February, while the Supramax/Ultramax fleet totaled approximately 4,479 vessels. Based on fleet development through February 2026, the total dry bulk fleet is expected to increase by 3% on a net dwt basis in 2026, although productivity adjustments such as declining fleet speed, increased bunker costs, and elevated off-hire time for special surveys and retrofits are expected to moderate headline fleet growth.

Dry bulk asset prices firmed over the first two months of 2026. Since October 2025, Capesize secondhand prices have risen to their highest levels since the 2008 supercycle, with older vintage tonnage seeing particularly strong gains. Panamax/Kamsarmax and Supramax/Ultramax values have also seen upward momentum, returning to late 2024 levels, led by five-year-old and ten-year-old benchmark assessments. Firmer Panamax/Kamsarmax pricing has been supported by a strengthening grain trade outlook and competition with elevated Cape freight levels in the coal trades. Sales and purchase activity across dry bulk segments was higher in the first months of 2026 compared to 2025 as well.

Beginning in late February 2026, military conflict in the Middle East introduced significant uncertainty into energy and shipping markets, including disrupting vessel operations in and around the Strait of Hormuz and raising bunker costs. While dry bulk trade through the Strait of Hormuz makes up a modest 2.5–3% of global dry bulk volumes, exposure is higher among certain minor bulk trades like limestone and fertilizer-related products. The Middle East has also been a growing destination for Chinese steel product exports in recent years. As of mid-March 2026, the duration and ultimate impact of these disruptions remain unclear.

Dry Bulk Market Indicators

	2022	2023	2024	2025	5-Yr Avg	Feb-26e
Seaborne dry bulk trade (mt)	4,889	5,154	5,314	5,374	5,135	-
Dry bulk tonne-mile demand (b t-m)	24,961	26,703	28,122	28,883	26,819	-
Dry bulk tonne-mile growth (% y/y)	-1.8%	7.0%	5.3%	2.7%	+3.2%	-
Total dry bulk fleet (m dwt)	954.2	983.4	1,013.4	1,043.3	983.6	1060.7
Total dry bulk orderbook (% fleet)	8.6%	10.0%	12.4%	12.8%	10.4%	12.2%
Panamax/Kamsarmax fleet (m dwt)	242.5	251.6	259.8	268.3	251.3	274.6
Panamax/Kamsarmax orderbook (% fleet)	9.2%	12.9%	16.1%	15.4%	12.8%	14.5%
Supramax/Ultramax fleet (m dwt)	222.3	229.8	238.9	249.7	231.3	255.5
Supramax/Ultramax orderbook (% fleet)	9.9%	12.0%	14.6%	11.9%	11.3%	11.8%
Kamsarmax 1-yr TC average ($/day)	20,850	14,000	15,500	13,625	17,300	16,500
Kamsarmax newbuilding price ($m)	36.0	35.2	37.8	36.8	35.4	36.7
Kamsarmax 5-yr secondhand price ($m)	34.2	31.3	35.2	32.1	32.4	35.1
Kamsarmax 10-yr secondhand price ($m)	24.4	24.0	25.9	23.4	23.7	26.5
Supramax 1-yr TC average ($/day)	20,625	13,025	14,500	12,525	16,300	14,500
Supramax newbuilding price ($m)	33.1	32.7	33.9	33.3	32.4	33.1
Supramax 5-yr secondhand price ($m)	30.8	28.8	32.7	30.7	29.5	33.2
Supramax 10-yr secondhand price ($m)	22.6	21.7	24.0	22.5	21.7	25.8

Source: Marsoft analysis of industry sources. Fleet figures represent full-year averages; orderbook figures are as of period-end. Figures are compiled from multiple industry sources, databases, and public disclosures and may reflect Marsoft estimation, adjustment, and classification choices. ‘Feb-26e’ = estimates based on information available through end-February 2026.

Regulatory Trends in the Shipping Industry

The regulatory environment for international shipping continues to evolve. Key recent developments are discussed below.

IMO Carbon Intensity Indicator (CII) Regulations

Since January 1, 2023, vessels have been subject to the IMO’s Carbon Intensity Indicator (CII) requirements, which measure operational energy efficiency on an annual basis. Owners must collect and submit fuel consumption and voyage distance data for each vessel, from which regulators then calculate a CII rating, expressed in grams of CO₂ emitted per cargo-carrying capacity per nautical mile, on a scale of A (best) through E (worst). Vessels rated E, or rated D for three consecutive years, must submit corrective action plans to regulators. The thresholds tighten each year, meaning a vessel that rates C today may slip to D or E without operational adjustments. Ratings are recorded in the vessel’s Ship Energy Efficiency Management Plan (SEEMP) and reviewed by the relevant state authority or classification society during the next vessel survey.

Proposed IMO Carbon Levies

In April 2025, the IMO’s Marine Environment Protection Committee (MEPC) adopted a proposal for a global carbon-emission pricing mechanism for shipping (carbon levies), potentially one of the most commercially significant regulatory developments on the horizon. The proposed amendment to MARPOL Annex VI establishes a two-tiered fuel standard and carbon pricing structure, with requirements tightening progressively from 2028 through 2035 as part of a broader push toward net-zero shipping emissions by or around 2050. Under the proposal, Tier I sets stricter emission reduction targets but carries lower penalty fees, while Tier II sets slower reduction targets but imposes substantially higher penalties for non-compliance. Owners are liable under both tiers. Ships that exceed their emission thresholds can offset the deficit by acquiring surplus units from lower-emitting vessels.

The MEPC proposal had been scheduled for a formal adoption vote at the October 2025 IMO session. However, following opposition led by the United States, the vote was ultimately not held and has been postponed to October 2026.

European Emissions Trading System (EU ETS)

The shipping industry was brought into the EU Emissions Trading System (EU ETS) beginning on January 1, 2024, covering emissions from voyages to, from, and within the EU (including EEA members Norway and Iceland). Shipping companies are required to purchase EU emission allowances (EUAs) corresponding to their verified emissions. A vessel is liable for 100% of emissions on intra-EU voyages and 50% on voyages between the EU and non-EU ports. The obligation is being phased in, with owners liable for 40% of their corresponding emissions in 2024, 70% in 2025, and will be liable for 100% from 2026 onwards.

In practice, cost allocation depends on charter structure; under voyage charters, the shipowner typically passes EU ETS costs through to the charterer via a surcharge. Under time charters, the charterer generally bears the cost since they control the vessel’s routing and fuel consumption.

European FuelEU Regulation

The FuelEU Maritime regulation, effective from 2025 onwards, caps the greenhouse gas (GHG) intensity of energy used by ships calling at European ports, measured on a well-to-wake basis and covering CO₂, methane, and nitrous oxide. The required reduction starts at 2% below a 2020 baseline level and escalates to 80% by 2050. Beginning in 2026, owners (or charterers under contractual arrangements) must submit an annual ship-specific compliance report to an independent verifier by January 31.

Vessels exceeding the GHG intensity limits can offset their deficit by borrowing or pooling surplus from other vessels, or by paying a penalty of €2,400 per tonne of VLSFO-equivalent excess. Unlike the EU ETS, where EUAs must be purchased in advance, FuelEU fines are payable after the fact (e.g. by June 2026 for 2025 emissions). Ships that fail to pay penalties face a ban on calling at EU ports.

Hong Kong Convention on Ship Recycling

The Hong Kong International Convention entered into force in June 2025 and establishes minimum safety and environmental standards for the ship demolition industry. Signatories include all major shipbreaking nations (India, Bangladesh, Turkey, and Pakistan) as well as the principal open-registry flag states (Liberia, the Marshall Islands, and Panama). Under the Convention, vessels must maintain a hazardous materials inventory throughout their operational life and undergo a final survey before being approved for recycling, which must take place at an IMO-authorized facility.

EU-flagged vessels face more stringent requirements and must use a facility on the “European List,” which includes yards in Turkey and a few European and US locations but excludes most large South Asian facilities. To avoid penalties, in practice European owners typically sell aging vessels to cash buyers 6–12 months before demolition; the buyers then re-flag the vessel before sending it to a yard in South Asia.

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

The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment, or scrubbers, which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the Norwegian Sea, which should take effect in March 2027. MEPC 83 also approved the Northeast Atlantic Ocean as an ECA and is expected to take effect in 2028. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The Canadian-Arctic ECA for NOx will also be effective starting from March 1, 2026 for ships built on or after January 1, 2025. For the Norwegian Sea ECA, the NOx Tier III engine certification requirement will apply to ships (i) with building contracts placed on or after March 1, 2026, (ii) in the absence of a building contract, constructed on or after September 1, 2026, or (iii) delivered on or after March 1, 2030. For the North-East Atlantic ECA, the requirement is expected to apply to ships (i) contracted on or after January 1, 2027, (ii) in the absence of a building contract, constructed on or after July 1, 2027, or (iii) delivered on or after January 1, 2031. For the moment, this regulation relates to new building vessels and has no retroactive application to existing fleet. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. In April 2025, MEPC 83 also adopted amendments (expected to enter into force late 2026 and early 2027) to the NOx Technical Code 2008, which allows ships to optimize fuel consumption based on their operational profile, thus improving energy efficiency, while ensuring compliance with NOx emission requirements. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

At MEPC 70Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnages to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMP, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, in 2022, MEPC 75 amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content.

In late 2022, MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, and in April 2025, MEPC 83 adopted amendments to 2021 Guidelines on operational carbon intensity reduction factors, which outline methods for determining CII reduction factors from 2023 and now includes newly defined factors from 2027 to 2030. We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods, and (3) mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Furthermore, cybersecurity guidance and regulations have been in an attempt to combat cybersecurity threats. For new ships contracted for construction on or after January 1, 2024, the IACS now requires vessel owners, yard and suppliers to build cybersecurity barriers into their systems and vessels, requiring compliance across the full spectrum of critical on-board control and navigation systems. On July 16, 2025, the U.S. Coast Guard’s final rule, Cybersecurity in the Martine Transportation System, went into effect. Under this rule, all regulated entities are required to develop Cybersecurity and Cyber Incident Response Plans, designate a Cybersecurity Officer to implement plans, and to report certain cyber incidents to the National Response Center. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of these regulations is hard to predict at this time.

In June 2022, SOLAS also set out new amendments that took effect on January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System, or GMDSS, (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.

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

The MEPC maintains guidelines for approval of ballast water management systems (G8). Ships over 400 gross tons generally must comply with a D-1 standard, requiring the exchange of ballast water only in open seas and away from coastal waters. The D-2 standard specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024 all ships must meet the D-2 standard. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.

Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. Irrespective of the BWM convention, certain countries such as the U.S. have enforced and implemented regional requirement related to the system certification, operation and reporting.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

The IMO also adopted the Bunker Convention to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the International Anti-fouling System, or IAFS, Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023. Our fleet already complies with this regulation.

We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills and many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. These laws may be more stringent than U.S. federal law. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the VIDA, which was signed into law on December 4, 2018 and replaces the VGP program. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. In October, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending E.U. Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnages to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the E.U. has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The E.U. Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the E.U. imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel, the so called SOx-Emission Control Area. As of January 2020, E.U. member states must also ensure that ships in all E.U. waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the E.U. Emissions Trading System, or E.U. ETS, as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the E.U. ETS from the start. Big offshore vessels of 5,000 gross tonnages and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the E.U. ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in E.U. ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane.

The E.U. also adopted the FuelEU Maritime regulation, a proposal included in the “Fit-for-55” legislation. From January 2025, FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the E.U. or European Economic Area (EEA). This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.

Compliance with the E.U. ETS and FuelEU Maritime regulations will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional E.U. regulations which are part of the EU’s “Fit-for-55,” could also affect our financial position in terms of compliance and administration costs when they take effect.

International Labor Organization

The ILO is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce GHG emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce GHG emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. is not a party to the Paris Agreement.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of GHG emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce GHG emissions from ships. The initial strategy identifies “levels of ambition” to reduce GHG emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the “levels of ambition.”. In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping around. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: i). reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and ii). reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels.

As part of the 2023 IMO Strategy, MPEC also created the IMO Net-zero Framework, which will combine mandatory emissions limits and GHG pricing across the industry. The IMO Net-zero Framework was approved at MEPC 83 (Spring 2025) for potential adoption in Spring 2026 and will eventually be included in Annex VI. Under these draft regulations, ships will be required to reduce their annual greenhouse gas fuel intensity, or GFI, calculated using the well-to-wake approach and ships emitting above GFI thresholds will have to acquire remedial units to balance its deficit emissions, while those using zero or near-zero GHG technologies will be eligible for financial rewards.These regulations could cause us to incur additional substantial expenses.

The E.U. made a unilateral commitment to reduce overall GHG emissions from its member states from 20% of 1990 levels by 2020. The E.U. also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at E.U. ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the E.U. committed to reduce its net GHG emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, the European Union’s carbon market, E.U. ETS, has been extended to cover CO2 emissions from all large ships entering E.U. ports starting January 2024.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit GHG emissions from certain mobile sources, and proposed regulations to limit GHG emissions from large stationary sources. However, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut GHG emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules, which was finalized in December 2023. However, the current administration is delaying these requirements limiting methane emissions and is considering repealing the measure altogether. Further, in February 2026, the EPA announced that it was rescinding its 2009 Greenhouse Gas Endangerment Finding. Therefore, it is unclear how such environmental regulations could affect our operations.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.

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

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our business, results of operations and financial condition.

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

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of U.S. $ 10.0 million up to, currently, approximately U.S. $3.1 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of shares of our common stock.

C. Organizational Structure

We were incorporated under the laws of the Republic of the Marshall Islands on March 23, 2015. As of March 23, 2026, we own the vessels in our fleet through four separate wholly-owned subsidiaries and two 60% owned subsidiary that are each incorporated in the Republic of Marshall Islands.

The following is a list of our subsidiaries:

Name of Company	Country of Incorporation	Principal Activities	Ownership
SECONDONE CORPORATION LTD*	Marshall Islands	Non-operating subsidiary	100%
THIRDONE CORPORATION LTD.*	Marshall Islands	Non-operating subsidiary	100%
FOURTHONE CORPORATION LTD.*	Malta	Non-operating subsidiary	100%
SIXTHONE CORP. *	Marshall Islands	Non-operating subsidiary	100%
SEVENTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
EIGHTHONE CORP. *	Marshall Islands	Ship ownership and operations	100%
TENTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
ELEVENTHONE CORP.	Marshall Islands	Ship ownership and operations	100%
TWELFTHONE CORP	Marshall Islands	Ship ownership and operations	100%
MARITIME TECHNOLOGIES CORP.	Delaware	Non-operating subsidiary	100%
DRYKON MARITIME INC.	Marshall Islands	Non-operating subsidiary	60%
DRYONE CORP.	Marshall Islands	Ship ownership and operations	60%
DRYTWO CORP.	Marshall Islands	Ship ownership and operations	100%
ACCUSHIP MARITIME LTD	Marshall Islands	Non-operating subsidiary	60%
DRYTHREE CORP.	Marshall Islands	Ship ownership and operations	60%
DRYFOUR CORP.	Marshall Islands	Ship ownership and operations	100%

* Sixthone Corp., Secondone Corporation Ltd., Thirdone Corporation Ltd., Fourthone Corporation Ltd., and Eighthone Corp. were the respective vessel-owning subsidiaries of Pyxis Delta, Northsea Alpha, Northsea Beta, Pyxis Malou and Pyxis Epsilon which were sold to unaffiliated third parties on January 13, 2020, January 28, 2022, March 1, 2022, March 23, 2023 and December 15, 2023, respectively. As of December 31, 2025, these subsidiaries had no material assets, liabilities or contingencies.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As of March 23, 2026, our fleet consisted of three MRs, Pyxis Lamda, Pyxis Theta and Pyxis Karteria and three dry-bulk carriers, Konkar Ormi, an eco-Ultramax, Konkar Asteri and Konkar Venture both eco-Kamsarmaxes. During the first quarter of 2024, we took delivery, from an unaffiliated third party, of an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The vessel has been named the Konkar Asteri and commenced commercial operations on February 29, 2024. Further, at the end of the second quarter of 2024, the Company agreed to enter into an operating joint venture agreement to acquire an 82,099 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding, named the Konkar Venture, a sister-ship of our Konkar Asteri. The Company owns 60% of the ship owning company of Konkar Venture and a company related to Mr. Valentios Valentis, our Chairman and CEO, owns the remaining 40%.

The ongoing Russian-Ukrainian war and more recently, the war between the U.S. and Israel, and Iran have created further uncertainty for the global economic outlook which could affect the demand for and supply of refined petroleum products, including transportation, and to some extent, certain dry-bulk cargoes. Crude oil and bunker fuel have recently shown great volatility with spiking prices due to major armed wars, while prices of many dry-bulk commodities have increased significantly due to geo-political events, including trade restrictions, sanctions and tariffs, and tight monetary policies of many central banks, leading to inflationary pressures and supply chain disruptions. In addition, certain officers on our vessels are Russian and Ukrainian nationals whose continued employment with ITM may be in question, and potentially impact the operation of our vessels. To date, no disruption to our operations has occurred due to the Russian-Ukrainian war; however, one on our tankers, the Pyxis Karteria, is currently anchored in the declared war zone of the Persian Gulf. Consequently, our voyage and vessel operating costs could rise materially and negatively impact our profitability. See “Item 3. Key Information – D. Risk Factors – Our operations inside and outside of the United States expose us to global risks, such as political instability, terrorist or other attacks, privacy, war, international hostilities, global public health concerns and economic sanctions restrictions, which may affect the seaborne transportation industry, and adversely affect our business”.

This section is a discussion of our financial condition and results of operations as of and for the years ended December 31, 2024 and 2025. You should read the following discussion and analysis together with our financial statements and related notes included elsewhere in this Annual Report. This discussion includes forward-looking statements which are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those currently anticipated, expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please read the section entitled “Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors.”

Important Financial and Operational Terms

We use a variety of financial and operational terms and concepts. These include the following:

Voyage Revenues, net

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals, and bulk commodities. Revenues are affected primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our vessel and supply and demand factors in the product tanker market. At December 31, 2025, we employed all of our vessels on short- to medium-term time charters. Revenues from time charter agreements providing for varying daily rates are accounted as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot voyage charters is recognized from loading of the current spot charter to discharge of the current spot charter as discussed below. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate.

We assess our contracts with charterers and conclude that each spot voyage charter contains a single performance obligation, which is to provide the charterer with a transportation service over the contractual period. We recognize voyage revenues over time, as the charterer simultaneously receives and consumes the benefits of our performance as the transportation service is provided. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time under a charter party. We evaluate demurrage as variable consideration and, when applicable, estimate amounts expected to be earned, net of address commission. Any estimated demurrage is recognized over the period of the relevant charter as the performance obligation is satisfied, with subsequent changes in estimates recognized as adjustments to revenue when they occur.

Under a spot charter, we incur and pay for certain voyage expenses, primarily consisting of brokerage commissions, port and canal costs and bunkers consumption, during the spot charter (load-to-discharge) and during the ballast voyage (date of previous discharge to loading, assuming a new charter has been agreed before the completion of the previous spot charter). Brokerage commissions are deferred and amortized over the related voyage period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned. Under ASC 606 and after implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer and contract fulfillment costs, should be capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. We have assessed the guidance and concluded that voyage costs during the ballast voyage represented costs to fulfil a contract which give rise to an asset and should be capitalized and amortized over the spot charter, consistent with the recognition of voyage revenues from spot charter from load-to-discharge, while voyage costs incurred during the spot charter should be expensed as incurred. With respect to incremental costs, we have selected to adopt the practical expedient in the guidance and any costs to obtain a contract will be expensed as incurred (for our spot voyage charters that do not exceed one year). Vessel operating expenses are expensed as incurred.

In addition, pursuant to this standard, and the Leases standard discussed below, we present Revenues, net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by us and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying audited Consolidated Statements of Comprehensive Income included elsewhere herein.

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

Spot Voyage Charters

Generally, a spot charter refers to a contract to carry a specific cargo for a single voyage, which commonly lasts from several days up to three months. Spot voyage charters typically involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot charter, the vessel owner is responsible for the payment of all expenses including its capital costs, voyage expenses (such as port, canal and bunker costs) and vessel operating expenses. Fluctuations in spot charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes at a given port.

Voyage Related Costs and Commissions

We incur voyage related costs for our vessels operating under spot voyage charters, which mainly include port and canal charges and bunker expenses. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot voyage charters because these expenses are for the account of the vessel owner. Brokerage commissions payable by the owner, if any, depend on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer. Such commissions are deferred and amortized over the related voyage period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned.

Vessel Operating Expenses

We incur vessel operating expenses for our vessels operating under time and spot voyage charters. Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel. All vessel operating expenses are expensed as incurred.

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

Management Fees

We pay management fees to Maritime, Konkar Agencies and ITM for commercial and technical management services for our vessels. These services include: obtaining employment for our vessels and managing our relationships with charterers; strategic management services; technical management services, which include managing day-to-day vessel operations, ensuring regulatory and classification society compliance, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs and arranging insurance for vessels; and providing shore-side personnel who carry out the management functions described above. As part of their ship management services, they provide us with supervision services for new construction of vessels; these costs are capitalized as part of the total delivered cost of the vessel.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimate the residual values of our vessels to be $340 per lightweight ton.

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

Interest and Finance Costs

Interest and finance costs consist primarily of interest expense on our secured vessel debt and other borrowings, including the impact of variable interest rates, as well as the amortization of deferred financing costs and other financing-related fees and bank charges. Substantially all of our outstanding debt bears interest at a variable rate linked to SOFR (plus an applicable margin). From time to time, we may use financial hedging instruments to manage our exposure to changes in interest rates. As of December 31, 2025, we had no outstanding interest rate hedging instruments.

Key Financial and Operating Measures

In evaluating our financial condition, we focus on the above financial and operating measures as well as fleet and vessel type for utilization, time charter equivalent rates and daily operating expenses to assess our operating performance. We also monitor our cash position and outstanding debt to assess short-term liquidity and our ability to finance further fleet expansion. Discussions about possible acquisitions or sales of existing vessels are based on our financial and operational criteria which depend on the state of the charter market, availability of vessel investments, employment opportunities, anticipated dry-docking costs and general economic prospects.

We believe that the important factors to consider in analyzing future results of operations and trends in future periods include the following:

●	charter rates, periods of charter hire and any revenues we may derive from commercial arrangements, including pools, if and when applicable;
●	vessel operating expenses and voyage related costs and commissions;
●	depreciation and amortization expenses, which are a function of the cost of our vessels, significant vessel maintenance or improvement costs, our vessels’ estimated useful lives and estimated residual values;
●	financing costs related to our indebtedness, including hedging of interest rate risk;
●	costs of being a public reporting company, including general and administrative expenses, compliance, accounting and legal costs and regulatory expenses; and
●	To a lesser extent, fluctuations in foreign exchange rates, as our revenues are in U.S. dollars while certain expenses may be incurred in other currencies.

Revenues from time charters, and to the extent the Company enters into any in the future, bareboat charters, are stable over the duration of the charter, provided there are no unexpected or periodic off-hire periods and no performance claims from the charterer or charterer defaults. Revenues from spot voyage charters fluctuate based on the hire rate in effect at the time of the charter and may vary further depending on the terms of any other commercial arrangements the Company may enter into from time to time.

Recent accounting pronouncements are discussed in Note 2 of the consolidated financial statements contained within this Annual Report.

A. Operating Results

At December 31, 2025, we employed our six vessels in our fleet on short- to medium-term time charters. Our vessels are available to operate the entire year, except for scheduled special surveys and dry-dockings. The increased time charter trading activity for our vessels resulted in a lower number of non-operating days per year, which represented the average time spent positioning our vessels. If a vessel undergoes a scheduled intermediate survey, or special survey with BWTS installation, the estimated duration is 5 or 25 days, respectively.

The break-out of revenue by spot and time charters for the years ended December 31, 2024 and 2025 is reflected below (in thousands of U.S. dollars):

	Year ended December 31,
	2024	2025
Revenues derived from spot voyage charters, net	$19,769	$2,041
Revenues derived from time charters, net	31,773	36,953
Revenues, net	$51,542	$38,994

The following table reflects our fleet’s ownership days, available days, operating days, utilization, time charter equivalent (“TCE”), average number of vessels, number of vessels at period end, weighted average age and daily vessel operating expenses in each case, for the years ended December 31, 2024 and 2025.

	Year ended December 31,
MR vessels Operating Data *	2024	2025
Ownership days (1)	1,098	1,095
Available days (2)	1,098	1,095
Operating days (3)	1,055	1,064
Utilization % (4)	96.1%	97.2%
Daily time charter equivalent rate (5)	$29,289	$21,469
Daily vessel operating expenses (6)	$7,195	$7,520
Average number of vessels (7)	3.0	3.0
Number of vessels at period end	3	3
Weighted average age of vessels at period end (8)	10.3	11.3

	Year ended December 31,
Dry-bulk vessels *	2024	2025
Ownership days (1)	873	1,095
Available days (2)	873	1,051
Operating days (3)	724	952
Utilization % (4)	82.9%	90.6%
Daily time charter equivalent rate (5)	$15,353	$14,149
Daily vessel operating expenses (6)	$6,240	$5,486
Average number of vessels (7)	2.4	3.0
Number of vessels at period end	3	3
Weighted average age of vessels at period end (8)	9.2	10.2

	Year ended December 31,
Total fleet *	2024	2025
Ownership days (1)	1,971	2,190
Available days (2)	1,971	2,146
Operating days (3)	1,779	2,016
Utilization % (4)	90.3%	93.9%
Daily time charter equivalent rate (5)	$23,617	$18,012
Daily vessel operating expenses (6)	$6,772	$6,503
Average number of vessels (7)	5.4	6.0
Number of vessels at period end	6	6
Weighted average age of vessels at period end (8)	9.6	10.6

(1)	Ownership days are the aggregate number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and other unforeseen circumstances. Operating days measure the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning for such events.

(5)	Daily TCE rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. We include TCE rate, a non-GAAP measure, as it provides additional meaningful information in conjunction with revenues, net, the most directly comparable GAAP measure. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist in making decisions regarding the employment of the vessels. We also believe that TCE provides useful information to investors because it reflects the revenue we retain from voyages after deducting voyage-related costs and commissions, thereby facilitating comparisons of our revenue performance across periods and against other companies, irrespective of differences in charter types, trading patterns and voyage expenses. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.
(6)	Daily vessel operating expenses are direct operating expenses such as crewing, provisions, repairs and maintenance, insurance, deck and engine stores, lubricating oils and tonnage tax divided by ownership days for the relevant period.
(7)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(8)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dwt of each vessel on the total fleet dwt.

The following table reflects the calculation and reconciliation of our daily TCE rates for our vessels and the average number of vessels by segment and in the aggregate for the years ended December 31, 2024 and 2025 (in thousands of U.S. dollars, except for total operating days and daily TCE rates):

MR fleet	Year ended December 31, [1]
(Amounts in thousands of U.S. dollars, except for total operating days and for daily TCE rates which are presented in U.S. dollars per day)	2024		2025

MR Revenues, net		$38,400		$24,123
MR Voyage related costs and commissions [2]		(7,500)		(1,280)
MR Time Charter Equivalent revenues		$30,900		$22,843

MR Total operating days		1,055		1,064
MR Daily Time Charter Equivalent rate	$/d	29,289	$/d	21,469
Average number of MR vessels		3.0		3.0

Dry-bulk fleet	Year ended December 31, [1,3]
(Amounts in thousands of U.S. dollars, except for total operating days and for daily TCE rates which are presented in U.S. dollars per day)	2024		2025

Dry-bulk Revenues, net		$13,143		$14,871
Dry-bulk Voyage related costs and commissions		(2,027)		(1,401)
Dry-bulk Time Charter Equivalent revenues		$11,116		$13,470

Dry-bulk Total operating days		724		952
Dry-bulk Daily Time Charter Equivalent rate	$/d	15,353	$/d	14,149
Average number of Dry-bulk vessels		2.4		3.0

Total fleet	Year ended December 31, [1,3]
(Amounts in thousands of U.S. dollars, except for total operating days and for daily TCE rates which are presented in U.S. dollars per day)	2024		2025

Revenues, net		$51,542		$38,994
Voyage related costs and commissions, 2		(9,527)		(2,681)
Time Charter Equivalent revenues		$42,015		$36,313

Total operating days		1,779		2,016
Daily Time Charter Equivalent rate	$/d	23,617	$/d	18,012
Average number of vessels		5.4		6.0

1 Subject to rounding.

2 Voyage related costs and commissions of $18 thousand attributable to sold vessels have been excluded for the year ended December 31, 2025.

3 a) The dry-bulk Konkar Asteri was delivered on February 15, 2024.

b) The dry-bulk Konkar Venture was delivered on June 28, 2024.

For the twelve months ended December 31, 2025, we reported revenues, net of $39.0 million, a decrease of $12.5 million, or 24.3%, from $51.5 million in the comparable period of 2024. Our net income attributable to Pyxis Tankers Inc. was $2.0 million, compared to $12.9 million for the same period in 2024. Net income per common share was $0.19 basic and diluted, compared to $0.91 basic and diluted, for the same period in 2024.

During the year of 2025, our MRs were contracted for 1,003 days or 92% of their ownership days under short- to medium-term time charters, with the remainder employed in the spot voyage market, including 31 idle days. During the year ended December 31, 2025, we generated a lower MR daily TCE rate of $21,469 and higher MR fleet utilization of 97.2%, compared to a daily MR TCE rate of $29,289 and utilization of 96.1% in the same period in 2024. Also, during the same period, our bulkers were contracted under short-term time charters resulting in a lower overall dry-bulk average daily TCE rate of $14,149 and higher utilization of 90.6%, compared to a daily TCE rate of $15,353 and utilization of 82.9% in the same period in 2024. We operated an average of 3 MR tankers in both years, and 3 and 2.4 dry-bulk carriers in 2025 and 2024, respectively.

Recent Daily Fleet Data:

(Amounts in U.S. dollars per day)		Year ended December 31,
		2024	2025
Tanker Fleet:
Eco-Efficient MR2
	Daily TCE :	29,289	21,469
	Opex per day:	7,195	7,520
	Utilization % :	96.1%	97.2%
Average number of MR vessels		3.0	3.0

Dry-bulk Fleet:
	Daily TCE :	15,353	14,149
	Opex per day:	6,240	5,486
	Utilization % :	82.9%	90.6%
Average number of Dry-bulk vessels *		2.4	3.0

Total Fleet:
	Daily TCE :	23,617	18,012
	Opex per day:	6,772	6,503
	Utilization % :	90.3%	93.9%
Average number of vessels *		5.4	6.0

As of March 23, 2026, our fleet consisted of three eco-efficient MR2 tankers, Pyxis Lamda, Pyxis Theta, Pyxis Karteria, and three dry-bulk vessels, Konkar Ormi, Konkar Asteri and Konkar Venture. During 2024 and 2025, the vessels in our fleet were employed under time and spot voyage charters.

*	a)	The dry-bulk Konkar Asteri was delivered to our joint venture on February 15, 2024.
	b)	The dry-bulk Konkar Venture was delivered to our joint venture on June 28, 2024.

Consolidated Statements of Comprehensive Income for the Fiscal Years Ended December 31, 2024 and 2025

	Year ended December 31,		Change $	%
(Amounts in thousands of U.S. dollars, except per share data)	2024	2025

Revenues, net	$51,542	$38,994	(12,548)	(24.3)%
Voyage related costs and commissions	(9,527)	(2,699)	6,828	(71.7)%
Vessel operating expenses	(13,367)	(14,243)	(876)	6.6%
General and administrative expenses	(2,996)	(6,096)	(3,100)	103.5%
Management fees, related parties	(1,177)	(1,384)	(207)	17.6%
Management fees, other	(503)	(503)	—	0.0%
Amortization of special survey costs	(382)	(599)	(217)	56.8%
Depreciation	(6,904)	(7,574)	(670)	9.7%
Allowance reduction for credit losses	38	22	(16)	(42.1)%
Operating income	16,724	5,918	(10,806)	(64.6)%

Other expenses, net:
Interest and finance costs	(6,529)	(5,775)	754	(11.5)%
Interest income	2,312	1,792	(520)	(22.5)%
Total other expenses, net	(4,217)	(3,983)	234	(5.5)%

Net income	$12,507	$1,935	(10,572)	(84.5)%
Loss attributable to non-controlling interest	361	59	(302)	(83.7)%
Net income attributable to Pyxis Tankers Inc.	$12,868	$1,994	(10,874)	(84.5)%

Dividend Series A Convertible Preferred Stock	(562)	—	562	(100.0)%
Deemed dividend on redeemed Series A Convertible Preferred Stock	(2,682)	—	2,682	(100.0)%
Net income attributable to common shareholders	$9,624	$1,994	(7,630)	(79.3)%

Net income per common share, basic	$0.91	$0.19	(0.72)	(79.1)%
Net income per common share, diluted	$0.91	$0.19	(0.72)	(79.1)%

Weighted average number of common shares, basic	10,524,511	10,422,154	(102,357)	(1.0)%
Weighted average number of common shares, diluted	10,524,511	10,422,154	(102,357)	(1.0)%

Revenues, net: Revenues, net were $39.0 million for the twelve months ended December 31, 2025, a decrease of $12.5 million, or 24.3%, compared to $51.5 million in the same period of 2024. The decline primarily reflected lower charter rates for both sectors. During the twelve months of 2025, our MR average daily TCE rate was $21,469, a $7,820 per day decrease from $29,289 in the comparable robust market of 2024 primarily due to lower charter rates, partially offset by slightly higher operating days for the MR fleet of 1,064 days in 2025 compared to 1,055 days in the same period of 2024 that contribute to revenue generation from this segment. In contrast, revenues from our dry-bulk vessels increased compared to previous year, as higher ownership days and improved utilization offset the impact of lower market rates. During the twelve months of 2025, our dry-bulk average daily TCE rate was $14,149, a $1,204 per day decline from $15,353 in the corresponding period of 2024; however, dry-bulk utilization increased to 90.6% from 82.9%, and the expansion of our dry-bulk fleet following the acquisitions of Konkar Asteri and Konkar Venture in February and June 2024, respectively, led to higher dry-bulk revenues. Total fleet ownership days in the twelve months of 2025 were 2,190, representing an average of 6.0 vessels, compared to 1,971 ownership days, or an average of 5.4 vessels, in the same period of 2024.

Voyage related costs and commissions: Voyage related costs and commissions of $2.7 million in the twelve months ended December 31, 2025, represented a decrease of $6.8 million, or 71.7%, from $9.5 million in the same period of 2024. This decline was primarily driven by the significantly lower spot voyage employment of our MRs of 92 days, including idle days, in the twelve-month period in 2025 compared to 472 days in the same period of 2024, as well as higher utilization of our MR tankers from 96.1% in the twelve-month period in 2024 compared to 97.2% in the same period of 2025 and bulkers from 82.9% in the twelve-month period in 2024 to 90.6% in the same period of 2025. Under spot voyage charters, substantially all voyage expenses are typically borne by us rather than the charterer, therefore, a lower level of spot voyage charter employment generally results in lower voyage related costs.

Vessel operating expenses: Vessel operating expenses of $14.2 million for the year ended December 31, 2025, represented an increase of $0.9 million, or 6.6%, from $13.4 million in the same period of 2024, primarily reflecting the expansion of our dry-bulk fleet in 2024, which increased vessel ownership days from 1,971 for the year ended in December 31, 2024 to 2,190 in 2025. On a total fleet basis, vessel operating expenses per day decreased to $6,503 from $6,772 in the corresponding period of 2024, mainly due to lower Opex per day for our dry-bulk vessels, partially offset by higher Opex per day for our MR tankers.

General and administrative expenses: General and administrative expenses were $6.1 million for the year ended December 31, 2025, representing an increase of $3.1 million, compared to $3.0 million in the same period of 2024. The increase primarily reflected a one-time bonus of $3.0 million paid to Maritime in 2025 in respect of performance in prior years, which was approved in June 2025, and no commitment to pay such bonus existed during the year ended December 31, 2024. Other general and administrative expenses were relatively consistent with the prior year period. Administrative fees payable to Maritime in 2025 also reflected inflationary cost pressures, including the 2024 inflation adjustment rate of 2.74% in Greece.

Management fees: For the year ended December 31, 2025, management fees charged by Maritime, Konkar Agencies and ITM, were $1.9 million, an increase of $0.2 million compared to the same period of 2024. The increase primarily reflected the further expansion of our fleet in the dry-bulk sector as well as inflationary cost pressures, including the application of the 2024 Greek inflation adjustment rate of 2.74% to the fees charged by the two affiliated ship managers.

Amortization of special survey costs: Amortization of special survey costs of $0.6 million for the year ended December 31, 2025, represented an increase of $0.2 million compared to the same period of 2024. This increase primarily reflected the higher level of capitalized dry-docking and special survey expenditures for our dry-bulk vessels following the second special surveys of Konkar Venture and Konkar Asteri, which were completed in spring 2025, resulting in a higher amortizable balance and, consequently, a higher amortization charge for the period.

Depreciation: Depreciation of $7.6 million for the year ended December 31, 2025, represented an increase of $0.7 million, or 9.7%, compared to $6.9 million in 2024. The increase reflected additional depreciation related to the acquired bulkers Konkar Asteri and Konkar Venture.

Interest and finance costs: Interest and finance costs for the year ended December 31, 2025, were $5.8 million, representing a decrease of $0.7 million, or 11.5%, compared to the same period of 2024. This reduction was primarily driven by lower average debt levels and lower SOFR based interest rates paid on all the floating rate bank debt, as well as amendments made in 2024 to the loan agreements relating to the Pyxis Lamda and the Pyxis Theta which reduced interest rate margins. Further, in December, 2025, we refinanced the secured loans for these vessels with the same bank to extend debt maturities, modify quarterly principal amortization and reduce interest rate margins.

Interest income: Interest income of $1.8 million during the year ended December 31, 2025, decreased by $0.5 million compared to the same period in 2024, due to lower interest rates on deposits, partially offset by a higher level of time deposit placements during the twelve months ended December 31, 2025 compared to the corresponding period in 2024.

Loss attributable to non-controlling interest: Loss attributable to the NCI for the year ended December 31, 2025, was $0.1 million, compared to loss attributable to the NCI of $0.4 million for the same period of 2024. These amounts reflected the share of results attributable to the NCI in the joint ventures that own the bulkers Konkar Ormi and Konkar Venture.

Year ended December 31, 2024, compared to the year ended December 31, 2023

For a discussion of our results of operations for 2024 compared with 2023, see Item 5.A. “Operating Results” included in our 2024 Annual Report on Form 20-F (File No. 001-37611), filed with the SEC on March 28, 2025, and incorporated herein by reference (the “Annual Report 2024”).

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

Offerings

In October 2020, we completed a public offering of 200,000 units at $25.00 per Unit for gross proceeds of $5.0 million, or the “October 2020 Offering”. Each Unit was immediately separable into one 7.75% Series A Convertible Preferred Share and eight detachable warrants to purchase common shares, or the detachable warrants. Net proceeds from the October 2020 Offering were used for general corporate purposes, including working capital and debt repayment. In February 2021, we completed a private placement of 3,571,429 common shares at $7.00 per share for gross proceeds of $25.0 million, and in July 2021, we completed a follow-on public offering of 308,487 Series A Convertible Preferred Shares at $20.00 per share for gross proceeds of $6.17 million. The Series A Convertible Preferred Shares issued in these offerings were fully redeemed in 2024.

On October 13, 2025, the Company’s 1,592,465 detachable warrants (formerly Nasdaq Cap Mkts: PXSAW) expired worthless in accordance with their original terms and ceased trading on Nasdaq. No common shares were issued and no cash or non-cash proceeds were received by the Company as a result of their expiration. The expiration had no impact on the Company’s share capital or additional paid-in capital.

Vessel Acquisitions and Corporate Actions

On February 15, 2024, the Company completed the acquisition of an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The $26.625 million purchase price of the eco-efficient Kamsarmax was funded by a combination of $14.5 million of secured bank debt and cash on hand. The vessel was named the Konkar Asteri and commenced commercial operations on February 29, 2024.

On May 16, 2024, our Board of Directors increased the authorization under our common share repurchase program, which was initially approved on May 11, 2023 for up to $2.0 million, by an incremental $1.0 million under our common share repurchase program, bringing the total authorization to $3.0 million, and extended the program through May 16, 2025. During the year ended December 31, 2024, the Company repurchased 331,558 common shares at an average price of $4.39 per share, excluding brokerage commissions, for an aggregate purchase price of $1.46 million.

On June 28, 2024, we closed our dry-bulk joint venture with an entity related to our Chairman and Chief Executive Officer for the acquisition of an 82,099 dwt eco-efficient Kamsarmax built in 2015 at Jiangsu New Yangzi Shipbuilding. The $30.0 million purchase price for the Konkar Venture, which is fitted with a BWTS, was funded by a combination of $16.5 million of secured bank debt, $12.0 million of cash (of which the Company contributed $7.3 million), and the issuance of 267,857 restricted common shares to the related party seller. We own a 60% controlling ownership interest in the joint venture. The Konkar Venture is a sister ship to the Konkar Asteri and continued its employment under the existing time charter through mid-August 2024.

On January 30, 2025, we fully utilized the remaining availability under our previously authorized $3.0 million common share repurchase program. From January 1, 2025 through January 30, 2025, we repurchased 67,534 common shares in the open market at an average price of $3.91 per share, excluding brokerage commissions, for an aggregate purchase price of $0.264 million. Since summer 2023, we have repurchased an aggregate of 730,683 common shares in the open market at an average cost of $4.03 per share, excluding commissions. As of January 30, 2025, no amounts remained available under the prior repurchase authorization.

On November 19, 2025, our Board of Directors authorized the repurchase of up to $3.0 million of our common shares for a period of up to one year. Repurchases may be made from time to time at our discretion in open market transactions, privately negotiated transactions, accelerated share repurchase programs or a combination of these methods. The actual amount and timing of repurchases are subject to capital availability, market conditions and our determination that repurchases are in the best interests of our shareholders. From November 19, 2025 through December 31, 2025, we repurchased 67,004 common shares in the open market at an average price of $2.95 per share, excluding commissions, for an aggregate purchase price of $0.2 million. This authorization expires in November 2026.

Financings

On February 15, 2024, in connection with the acquisition of the Konkar Asteri, a 2015-built 82,013 dwt dry-bulk carrier, our subsidiary drew down $14.5 million under a secured bank loan facility. The loan is repayable in 20 quarterly installments of $0.3 million each, with the final installment accompanied by a balloon payment of $8.5 million due in February 2029. The loan bears interest at SOFR plus a margin of 2.35% per annum and includes customary covenants, including minimum liquidity and a minimum security cover ratio, or MSC.

On June 28, 2024, in connection with the acquisition of the Konkar Venture, a 2015-built 82,099 dwt Kamsarmax dry-bulk carrier, our subsidiary drew down $16.5 million under a secured bank loan facility. The loan is repayable in 20 quarterly installments of $0.315 million each, with the final installment accompanied by a balloon payment of $10.2 million due in June 2029. The loan bears interest at SOFR plus a margin of 2.15% per annum and includes customary covenants, including minimum liquidity and a MSC.

On July 30, 2024, we refinanced the Seventhone Corp. credit facility. The amended loan agreement provides for a five-year amortizing secured bank loan due July 2029, with quarterly principal repayments and an interest rate of SOFR plus a margin of 2.40% (reduced from 3.35%), secured by, among other things, the vessel Pyxis Theta. In addition, the same lender reduced the interest margin from 3.15% to 2.40% on the Eleventhone Corp. (Pyxis Lamda) credit facility, which matures in December 2026.

On July 30, 2025, we entered into a commitment with an existing bank for a committed acquisition loan facility of up to $45.0 million (the “hunting license”) to finance the potential acquisition of up to two modern vessels, consisting of product tankers between 45,000–115,000 dwt and/or dry-bulk carriers between 60,000–85,000 dwt. Advances under this facility of up to 62.5% of a vessel’s purchase price may be drawn for up to 18 months after the closing of the Facility, with the remaining purchase consideration funded from cash on hand. Borrowings under the Facility would bear interest at SOFR plus an average margin of 1.90% and would be amortized on a quarterly basis over five years from each drawdown. The Facility would be secured by, among other things, any vessels acquired with its proceeds and would include customary financial and other covenants. We would incur a nominal commitment fee payable to the lender during the drawdown availability period.

On December 17, 2025, we closed the refinancing of existing secured loans with Alpha Bank S.A. for Eleventhone Corp. (Pyxis Lamda) and Seventhone Corp. (Pyxis Theta) in the amounts of $18.6 million and $14.75 million, respectively. Each amended loan agreement has a five-year maturity and provides for quarterly principal repayments of $0.375 million and $0.450 million, respectively. Both loans bear interest at Term SOFR plus a margin of 1.90%. After repayment of the existing principal balances, the refinancings generated incremental net proceeds of $9.9 million, which we expect to deploy for fleet expansion.

Our weighted average interest rate on our total funded debt for the twelve months ended December 31, 2025 was 6.59%. Our next loan maturity is scheduled for September 2028 with a balloon principal payment of $8.6 million due on the 2015-built Pyxis Karteria.

Subsequent to December 31, 2025, on January 26, 2026, we completed amendments to the existing secured loans with Piraeus Bank S.A. for Tenthone Corp. (Pyxis Karteria), Dryone Corp. (Konkar Ormi) and Drythree Corp. (Konkar Venture) relating to aggregate outstanding principal borrowings of $42.1 million. The maturity of each loan was extended by six months and the interest rate was reduced to Term SOFR plus 1.80%, representing a weighted average margin reduction of 58 basis points compared to the prior loan agreements. All other terms and conditions remain in full force and effect.

Working Capital Position

Cash and cash equivalents and restricted cash including cash that has been classified as short-term investment in time deposit as of December 31, 2025, amounted to $54.9 million, compared to $39.6 million as of December 31, 2024. We had a working capital surplus of $43.9 million as of December 31, 2025, compared to the working capital surplus of $33.9 million as of December 31, 2024. We define working capital as current assets minus current liabilities.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. We perform regular cash flow projections to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and be in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees, general and administrative expenses and debt service requirements. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations. As of December 31, 2025, we had a working capital surplus of $43.9 million, defined as current assets minus current liabilities. The Company considered such surplus in conjunction with the future market prospects and potential future financings. As of the filing date of the consolidated financial statements, we expect that we will be in a position to cover our liquidity needs for the next 12-month period through the cash generated from the vessels’ operations and available cash on hand. We also believe that we will be in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements for the next 12-month period.

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

Consolidated Cash Flows information:

	Year ended December 31,
(Amounts in thousands of U.S. dollars)	2024	2025

Net cash provided by operating activities	$18,846	$13,609
Net cash used in investing activities	(42,163)	(1,358)
Net cash provided by financing activities	9,571	2,061
Change in cash and cash equivalents and restricted cash	$(13,746)	$14,312

Operating Activities: Net cash provided by operating activities was $13.6 million for the year ended December 31, 2025, compared to $18.8 million for the year ended December 31, 2024. The decrease was primarily driven by lower revenues in 2025, partially offset by favorable working capital movements. Aggregate movements in current assets and liabilities during the year ended December 31, 2025 increased cash by $3.0 million, primarily reflecting: (i) an increase in cash from trade accounts receivable, net of $3.1 million, inventories of $1.4 million, and amounts due to related parties of $0.7 million, as well as an increase in cash from hire collected in advance of $0.5 million, partially offset by (ii) a decrease in cash from deferred dry-dock and special survey costs of $1.5 million, trade accounts payable of $0.6 million, and accrued and other liabilities of $0.5 million. In addition, there was a net increase of $0.2 million related to other working capital accounts.

Investing Activities: Net cash used in investing activities was $1.4 million for the year ended December 31, 2025, compared to $42.2 million for the year ended December 31, 2024. During 2025, investing cash flows primarily reflected $0.7 million of vessel additions and a net $1.0 million outflow from time deposits (comprised of $32.0 million of time deposit placements, partially offset by $31.0 million of time deposit maturities). These outflows were partially offset by $0.3 million of proceeds from an insurance claim, related to minor damage sustained by the vessel Konkar Ormi in May 2024 due to adverse weather conditions in Rio Grande, Brazil.

During the year ended December 31, 2024, net cash used in investing activities was $42.2 million as a result of the acquisitions of the Konkar Asteri and the Konkar Venture. The Konkar Asteri had a purchase price of $26.6 million of which $24.0 million was paid during 2024, and the Konkar Venture had a purchase price of $30.0 million which was settled with a $28.5 million cash payment and the issuance of 267,857 restricted common shares to the related party seller. The $21.0 million was included in investing activities, and the remaining amount of $7.5 million was presented as a deemed dividend in financing activities described below. The above outflows were partially offset by a net $3.0 million cash inflow from time deposits (comprised of $19.5 million of time deposit maturities, partially counterbalanced by $22.5 million of time deposit placements). In addition, during the year we made vessel addition prepayments of $0.2 million for the Konkar Asteri and the Konkar Venture.

Financing Activities: Net cash provided by financing activities was $2.1 million for the year ended December 31, 2025, compared to $9.6 million for the year ended December 31, 2024. During 2025, financing activities primarily reflected $33.4 million in proceeds from long-term debt, including the refinancing of existing secured loans with Alpha Bank S.A. for Eleventhone Corp. (Pyxis Lamda) and Seventhone Corp. (Pyxis Theta) in the amounts of $18.6 million and $14.75 million, respectively, which were closed on December 17, 2025. Following our evaluation under ASC 470-50, both refinancings were accounted for as modifications. The above was partially offset by $30.7 million of repayments of long-term debt, including repayments of the then-outstanding loan balances refinanced under the above Alpha Bank facilities, $0.5 million of common share repurchases, and $0.1 million of financing costs.

During the year ended December 31, 2024, net cash provided by financing activities was $9.6 million, mainly reflecting an aggregate $31.0 million proceeds from new long – term debt consisting of bank loans of $14.5 million for Drytwo, and $16.5 million for Drythree, secured by the Konkar Asteri, and the Konkar Venture, respectively. Additionally, Accuship Maritime Ltd. received an initial $5.9 million of equity contributions from its non-controlling interest in the Drythree Joint Venture. The above was offset by debt principal payments of $7.3 million and $10.1 million for the full redemption of the outstanding Series A Convertible Preferred shares. In addition, we incurred financing fees payments of $0.4 million related to the new loan facilities and we paid $0.6 million dividends related to the Series A Preferred Shares prior to their redemption. Further we repurchased 331,558 common shares at an average price of $4.39 per share, excluding brokerage commissions, utilizing $1.5 million under our active repurchase program. Upon the acquisition of the Konkar Venture from Eightytwo Corp, an entity controlled by our Chairman and Chief Executive Officer, in a transaction among entities under common control, the Company recognized the $7.5 million excess of the cash consideration over the seller’s vessel book value at the transaction date as a deemed dividend, which was allocated to Pyxis Tankers’ equity and non-controlling interests’ equity in accordance with their respective ownership percentages.

Indebtedness

Our vessel-owning subsidiaries, including our joint ventures, as borrowers, entered into loan agreements in connection with the purchase of each of the vessels in our fleet. As of December 31, 2025, our vessel-owning subsidiaries had outstanding borrowings under the following loan agreements:

SEVENTHONE CORP. (which owns Pyxis Theta) - Alpha Bank S.A.

On December 17, 2025, Seventhone Corp., refinanced its secured loan with Alpha Bank in an amount of $14.75 million. The amended facility has a five-year maturity, provides for quarterly principal repayments of $0.45 million and bears interest at Term SOFR plus a margin of 1.90% (previously priced at SOFR plus a margin of 2.40%). Standard collateral interests and customary covenants are incorporated in this facility which is secured by, among other things, a first priority mortgage on the Pyxis Theta, and includes customary covenants, including minimum liquidity and a minimum security cover, or MSC, ratio. As of December 31, 2024 and December 31, 2025, the outstanding balance was $10.15 million and $14.75 million, respectively. As of December 31, 2025, the outstanding balance was repayable in 20 consecutive quarterly installments of $0.45 million each, with the first installment paid in March 2026, and the last installment will be accompanied by a balloon payment of $5.75 million due in December 2030.

TENTHONE CORP. (which owns Pyxis Karteria) - Piraeus Bank S.A.

On March 13, 2023, Tenthone Corp., refinanced its indebtedness with a $15.5 million five-year secured loan from Piraeus Bank. The facility provides for quarterly principal repayments of $0.3 million and bears interest at SOFR plus a margin of 2.70% (subsequently amended to Term SOFR plus a margin of 1.80% effective January 26, 2026). Standard collateral interests and customary covenants are incorporated in this facility which is secured by, among other things, a first priority mortgage on the Pyxis Karteria, and includes customary covenants, including minimum liquidity and a MSC ratio. As of December 31, 2024 and December 31, 2025, the outstanding balance was $12.8 million and $11.6 million, respectively. Based on the amended loan agreement with Piraeus Bank, effective January 26, 2026, the outstanding balance as of December 31, 2025, was repayable in 11 consecutive quarterly installments of $0.3 million each, with the first installment paid in March 2026, and the last installment will be accompanied by a balloon payment of $8.3 million due in September 2028. All other terms and conditions remain in full force and effect.

ELEVENTHONE CORP. (which owns Pyxis Lamda) - Alpha Bank S.A.

On December 17, 2025, Eleventhone Corp., refinanced its secured loan with Alpha Bank in an amount of $18.6 million. The amended facility has a five-year maturity, provides for quarterly principal repayments of $0.375 million and bears interest at Term SOFR plus a margin of 1.90% (previously priced at SOFR plus a margin of 2.40% following the July 30, 2024 margin reduction). Standard collateral interests and customary covenants are incorporated in this facility which is secured by, among other things, a first priority mortgage on the Pyxis Lamda, and includes customary covenants, including minimum liquidity and a MSC ratio. As of December 31, 2024 and December 31, 2025, the outstanding balance of the loan relating to Pyxis Lamda was $15.7 million and $18.6 million, respectively. As of December 31, 2025, the outstanding balance was repayable in 20 consecutive quarterly installments of $0.375 million each, with the first installment paid in March 2026, and the last installment will be accompanied by a balloon payment of $11.1 million due in December 2030.

DRYONE CORP. (which owns Konkar Ormi) - Piraeus Bank S.A.

On September 11, 2023, Dryone Corp. entered into a $19.0 million five-year secured loan agreement with Piraeus Bank for the purpose of financing the vessel acquisition. The facility provides for quarterly principal repayments of $0.3 million and bears interest at SOFR plus a margin of 2.35% (subsequently amended to Term SOFR plus a margin of 1.80% effective January 26, 2026). Standard collateral interests and customary covenants are incorporated in this facility which is secured by, among other things, a first priority mortgage on the Konkar Ormi, and includes customary covenants, including minimum liquidity and a MSC ratio. As of December 31, 2024 and December 31, 2025, the outstanding balance of the loan relating to Konkar Ormi was $17.1 million and $15.9 million, respectively. Based on the amended loan agreement with Piraeus Bank S.A., effective January 26, 2026, the outstanding balance as of December 31, 2025, was repayable in 13 consecutive quarterly installments of $0.3 million each, with the first installment paid in March 2026, and the last installment will be accompanied by a balloon payment of $12.0 million due in March 2029. All other terms and conditions remain in full force and effect.

DRYTWO CORP. (which owns Konkar Asteri) - Alpha Bank S.A.

On February 15, 2024, Drytwo Corp. entered into a $14.5 million five-year secured loan agreement with Alpha Bank for the purpose of financing the vessel acquisition. The facility provides for quarterly principal repayments of $0.3 million and bears interest at SOFR plus a margin of 2.35% per annum. Standard collateral interests and customary covenants are incorporated in this facility which is secured by, among other things, a first priority mortgage on the Konkar Asteri, and includes customary covenants, including minimum liquidity and a MSC ratio. As of December 31, 2024 and December 31, 2025, the outstanding balance was $13.62 million and $12.4 million, respectively. As of December 31, 2025, the outstanding balance was repayable in 13 consecutive quarterly installments of $0.3 million each, with the first installment paid in February 2026, and the last installment will be accompanied by a balloon payment of $8.5 million due in February 2029.

DRYTHREE CORP. (which owns Konkar Venture) - Piraeus Bank S.A.

On June 28, 2024, Drythree Corp. entered into a $16.5 million five-year secured loan agreement with Piraeus Bank for the purpose of financing the vessel acquisition. The facility provides for quarterly principal repayments of $0.315 million and bears interest at SOFR plus a margin of 2.15% (subsequently amended to Term SOFR plus a margin of 1.80% effective January 26, 2026). Standard collateral interests and customary covenants are incorporated in this facility which is secured by, among other things, a first priority mortgage on the Konkar Venture, and includes customary covenants, including minimum liquidity and a MSC ratio. As of December 31, 2024 and December 31, 2025, the outstanding balance was $15.87 million and $14.61 million, respectively. Based on the amended loan agreement with Piraeus Bank, effective January 26, 2026, the outstanding balance as of December 31, 2025, was repayable in 16 consecutive quarterly installments of $0.315 million each, with the first installment paid in March 2026, and the last installment will be accompanied by a balloon payment of $9.57 million due in December 2029. All other terms and conditions remain in full force and effect.

“Hunting License” Facility – Piraeus Bank S.A.

On July 30, 2025, we entered into a commitment with Piraeus Bank for a “hunting license” loan facility of up to $45.0 million to finance the potential acquisition of up to two modern vessels, consisting of product tankers between 45,000–115,000 dwt and/or dry-bulk carriers between 60,000–85,000 dwt. Advances under the Facility of up to 62.5% of a vessel’s purchase price may be drawn at any time for a period of up to 18 months after the closing of the Facility, with the remaining purchase consideration expected to be funded from cash on hand. Borrowings under the Facility would bear interest at SOFR plus an average margin of 1.90% and each advance would be amortized on a quarterly basis over five years from drawdown. The Facility would be secured by, among other things, any vessels acquired with its proceeds and includes customary financial and other covenants. We will incur a nominal commitment fee payable to the lender during the drawdown availability period, and no amounts were drawn under the Facility as of December 31, 2025.

As of December 31, 2025, we were in compliance with all of our financial covenants with respect to our loan agreements and there was no amount available to be drawn down under our existing loan agreements.

All of our bank borrowings bear interest at variable rates based on SOFR (or Term SOFR) plus an applicable margin, and we are therefore exposed to changes in SOFR. From time to time, we may use interest rate hedging instruments, such as interest rate caps, to manage this exposure. We have utilized interest rate caps in prior periods to mitigate our variable interest rate exposure, and, where appropriate, may consider entering into additional hedging arrangements in the future to further limit the impact of interest rate volatility on our results of operations and cash flows.

Major Capital Expenditures

On July 26, 2023, our Board, consisting of a majority of independent members, unanimously approved a $6.8 million equity investment in a newly formed company, which had agreed to acquire the Konkar Ormi, a 2016 Japanese-built 63,520 dwt Ultramax bulk carrier from an unaffiliated third party. Pyxis Tankers owns 60% of this joint venture and the remaining 40% is owned by a company related to our Chairman and Chief Executive Officer, Mr. Valentis. This scrubber-fitted eco-vessel is geared with four cargo cranes and a ballast water treatment system, which provide optimal operating flexibility, lower environmental emissions and attractive fuel economics. The purchase price of the bulk carrier of $28.5 million was funded by a $19.0 million five-year secured loan from Piraeus Bank and cash on hand. The loan principal is repayable over five years with quarterly amortization and bears interest at SOFR plus a margin of 2.35% per annum. The delivery of the vessel occurred on September 14, 2023, and her initial charter commenced on October 5, 2023.

On November 28, 2023, the Company announced that it had entered into a definitive agreement with an unaffiliated third party to purchase an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The vessel, which was delivered on February 15, 2024 was named Konkar Asteri and commenced its commercial operations on February 29, 2024. The eco-efficient Kamsarmax, is fitted with a ballast water treatment system and scrubber and had a purchase price of $26.625 million, which was funded by a combination of secured bank debt of $14.5 million and cash on hand. The five-year amortizing bank loan bore interest at Term SOFR plus 2.35% and was secured by, among other things, the vessel.

On June 28, 2024, the Company completed the acquisition of the Konkar Venture, an 82,099 dwt eco-efficient Kamsarmax dry-bulk carrier built in 2015 at Jiangsu New Yangzi Shipbuilding, through a 60%-owned joint venture with a company related to the Company’s Chairman and Chief Executive Officer, Mr. Valentis. The $30.0 million purchase price for the Konkar Venture, which is fitted with a ballast water treatment system, was funded by a combination of secured bank debt of $16.5 million, $12.0 million in cash, of which the Company contributed $7.3 million in cash, and the issuance of 267,857 restricted common shares to the related party seller. The five-year amortizing bank loan bore interest at Term SOFR plus 2.15% and was secured by, among other things, the vessel. Upon the acquisition of the Konkar Venture, the purchase price in excess of the seller’s vessel book value at the date of the transaction of $8.875 million was considered a deemed dividend by the Company (of which $7.493 million is presented in financing cash flow activities and $1.382 million as part of non-cash supplemental cash flow information for the common share issuance) and allocated to Pyxis Tankers’ equity and non-controlling interests’ equity in accordance with their ownership percentages.

The three dry-bulk vessels are managed by Konkar Agencies, a company that is related to our Chairman and Chief Executive Officer and is a long-time owner, operator and manager of dry-bulk vessels. The Company consolidates the dry-bulk joint ventures in its financial statements under the relevant ASC 810 guidelines as a result of its control over the joint ventures.

C. Research and Development, Patents and Licenses, etc.

We have no patents and do not use any licenses other than ordinary information technology licenses.

We have registered our primary domain at www.pyxistankers.com. The information included on, or accessible through, our website is not a part of or incorporated by reference into this Annual Report.

D. Trend Information

As of April 1, 2026, we have one tanker, the Pyxis Karteria, which is safely anchored outside of Iraq and awaiting charterer’s instructions to transit the Strait of Hormuz. The vessel is fully laden with cargo and remains under time charter which is in full force and effect. War risk insurance premiums are being paid by the charterer, ST Shipping, a subsidiary of Glencore PLC. However, we are incurring higher crew wages of over $4 thousand per day until the vessel leaves the war zone. The Company cannot currently determine whether any portion of these incremental crew costs will be recoverable from insurers or any other party. At this time, we have no certainty if and when safe passage will occur through the Persian Gulf and Gulf of Oman onward to the port of cargo delivery. For further details, please see “Item 4. Information on the Company—B. Business Overview—International Product Tanker and Dry-bulk Shipping Industry.”

E. Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements required us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures as of the date of our financial statements. Actual results could differ from these estimates under different assumptions and conditions. Critical accounting estimates are those that reflect significant judgments and uncertainty and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting estimates, because they generally involve a comparatively higher degree of judgment in their application. For a description of all of our significant accounting policies, please see Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report.

Vessel Impairment

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of new buildings. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels held and used by us are reviewed accordingly for potential impairment whenever events or changes in circumstances indicate that the carrying amount plus the unamortized dry-docking and special survey balances of a particular vessel may not be fully recoverable. In these instances, an impairment loss would be recognized when the estimate of future undiscounted net operating cash flows expected to be generated by the use and eventual disposition of the vessel is less than the vessel’s carrying amount plus the unamortized dry-docking and special survey balances, to the extent that the latter is higher than its fair market value. The impairment loss is determined by the difference between the carrying amount of the vessel plus the unamortized dry-docking and special survey balances and the fair value of the vessel. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair market value of the vessel. The Company determines the fair value of its vessels primarily based on third-party valuations, while also considering available market data, including reported vessel sale and purchase transactions and broker market information. As of December 31, 2024, our fleet, consisting of six vessels, was independently valued at $172.5 million based on valuations provided by an internationally recognized maritime broker. As of December 31, 2025, the same fleet was independently valued at $171.5 million. The carrying values plus any unamortized dry-docking and special survey balances of the Company’s vessels as of December 31, 2024 and 2025 were as follows:

(Amounts in millions of U.S. dollars, except Dwt in m.t.)			As of December 31,
Vessel	Year Built	Dwt	2024		2025

Pyxis Theta	2013	51,795	23.73		22.18
Pyxis Karteria	2013	46,652	17.15		16.47
Pyxis Lamda	2017	50,145	27.70		26.21
Total MT Tankers		148,592	$68.58		$64.86

Konkar Ormi	2016	63,520	26.73	*	25.38
Konkar Asteri	2015	82,013	25.44	*	24.96	*
Konkar Venture	2015	82,099	20.48		20.21
Total Dry Vessels		227,632	$72.65		$70.55
Total fleet		309,731	$141.23		$135.41

* Indicates dry bulk carrier vessels for which we believe, as of December 31, 2024 and 2025, respectively, the estimated charter-free market value was lower than the vessel’s carrying value plus any unamortized dry-docking costs and special survey balances.

As presented in Balance Sheets as of December 31, 2024 and 2025.

(Amounts in millions of U.S. dollars)	Year ended December 31,
	2024	2025
Vessels, net	140.02	133.32
Unamortized dry-docking and special survey balances	1.21	2.09
Total	$141.23	$135.41

For purposes of the impairment assessment as of December 31, 2024, the estimated charter-free market values of two of our vessels, Konkar Ormi and Konkar Asteri, were lower than their carrying values plus their unamortized dry-docking and special survey balances. The aggregate carrying value of these two vessels, assessed separately, of $52.17 million exceeded their aggregate estimated charter-free market value of approximately $51.25 million by approximately $0.92 million. For purposes of the impairment assessment as of December 31, 2025, the estimated charter-free market value of one of our vessels, Konkar Asteri, was lower than its carrying value plus its unamortized dry-docking and special survey balances. The carrying value of this vessel of $24.96 million exceeded its estimated charter-free market value by approximately $0.50 million. From December 31, 2024 to December 31, 2025, the independent valuation of our fleet decreased by approximately $1.0 million, and the number of vessels with estimated charter-free market values below their carrying values plus related unamortized dry-docking and special survey balances decreased from two to one. However, based on our estimate of future undiscounted net operating cash flows expected to be generated by the use and eventual disposition of the relevant vessels, no impairment charge was recorded for the years ended December 31, 2024 and 2025. The future undiscounted net operating cash flows are determined by considering the:

●	estimated vessel utilization of 90.0% reflecting employment on short-term time charters and baseline off-hire based on historical experience; estimated utilization is further reduced in applicable years by (i) 15 scheduled off-hire days for planned special surveys and dry-dockings and (ii) 3 scheduled off-hire days for planned intermediate surveys;
●	estimated vessel scrap value at $340 per lightweight ton;
●	charter revenues based on contracted rates for the remaining fixed fleet days and, thereafter, based on the 10-year average historical time charter rates for vessels of similar type and size, including a charter premium for scrubber-fitted vessels, where applicable, for the period through the end of the vessel’s estimated useful life (if a 10-year average is not available for a vessel type, we use the average of the available historical period);
●	estimated vessel operating expenses based on our recent historical vessel operating expense levels; and
●	inflationary factor, for vessel operating expenses, of 2.5% per year.

The impairment test is most sensitive to changes in future charter rate assumptions. Our sensitivity analysis indicated that, assuming all other assumptions remain unchanged, no impairment would be required for Konkar Asteri as of December 31, 2025 unless the average charter rates over the available historical period, excluding outliers, were to decline by more than 18.7%. Accordingly, a further decline in charter rates, or unfavorable changes in other key assumptions, could result in an impairment charge in future periods, particularly with respect to Konkar Asteri.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, these assumptions are highly subjective. Historically, actual freight rates have fluctuated widely between peaks and troughs, industry costs and scrap prices have been volatile, and long-term estimates may differ considerably. There can be no assurance as to how long charter rates and vessel values will remain at their present levels or whether they will change by any significant degree.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of the Annual Report. The business address of each of the below-listed directors and officers is c/o Pyxis Tankers Inc., K. Karamanli 59, Maroussi 15125, Athens, Greece.

Name	Age	Position
Valentios “Eddie” Valentis	59	Chairman, Chief Executive Officer and Class I Director
Henry P. Williams	70	Chief Financial Officer and Treasurer
Konstantinos Lytras	61	Chief Operating Officer and Secretary
Robin P. Das	53	Class III Director
Basil G. Mavroleon	77	Class III Director
Aristides J. Pittas	66	Class II Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Valentios “Eddie” Valentis, a Class I director, has over 32 years of shipping industry experience, including owning, operating and managing tankers and bulk carriers. He has served as Chief Executive Officer and Chairman of our Board of Directors since our inception. In 2007, Mr. Valentis founded and is the president of Pyxis Maritime Corp. Since 2001, Mr. Valentis has been the President and Managing Director of Konkar Shipping Agencies S.A., a position he continues to hold. Following his completion of naval service in 1992 and through 2001, Mr. Valentis held various positions in the maritime industry including dry cargo chartering, operation of dry bulk vessels and has worked also in the salvage and towage sector. Mr. Valentis serves as a member of the Greek Committee of NKK Classification Society, as an executive committee member of the International Association of Independent Tanker Owners (INTERTANKO), and serves on the executive committee of the Maltese international shipowners association. In 2023, Mr. Valentis was elected in the Board of Governors of the Piraeus Propeller Club and is in charge of the Maritime Committee. Mr. Valentis holds an MBA from Southern New Hampshire University.

Henry P. Williams was appointed as our Chief Financial Officer and Treasurer in August 2015. Mr. Williams has over 36 years of commercial, investment and merchant banking experience. From February 2015, he served as a financial consultant to and is employed by Maritime and its affiliates. From March 2014 to January 2015, Mr. Williams was Managing Director, Head of Maritime, Energy Services & Infrastructure (U.S.) investment banking for Canaccord Genuity Inc. From 2012 to 2014, Mr. Williams was a Senior Advisor to North Sea Securities LLC, a boutique advisory firm in New York. From 2010 to 2012, Mr. Williams was Managing Director, Global Sector Head, Shipping of Nordea Markets in Oslo, Norway and Head of its U.S. Investment Banking division in New York. From 1992 until 2010, Mr. Williams was employed by Oppenheimer & Co. Inc., as Managing Director, Head of Energy & Transportation of its investment banking division. Mr. Williams has an MBA in Finance from New York University Leonard N. Stern School of Business and a BA in Economics and Business Administration from Rollins College.

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

Robin P. Das serves as a Class III director. Mr. Das has worked in shipping finance and investment banking since 1995. He founded Auld Partners, a boutique shipping and finance focused advisory firm, in 2013. He is also a Director of Auld Management Ltd. From 2011 to 2012, Mr. Das was Managing Director (partner) of Navigos Capital Management LLC, an asset management firm established to focus on the shipping sector. From 2005 until 2011, Mr. Das was Global Head of Shipping at HSH Nordbank AG, then the largest lender globally to the shipping industry. Before joining HSH Nordbank AG in 2005, he was Head of Shipping at WestLB and prior to that time, Mr. Das was joint Head of European Shipping at J.P. Morgan. From 2016 to 2018, Mr. Das also served as director of Nimrod Sea Assets Limited (LSE: NSA, listed until April 2018), which invested in marine assets associated with the offshore oil and gas industry. Mr. Das holds a BSc (Honours) degree from the University of Strathclyde.

Basil G. Mavroleon serves as a Class III director. Mr. Mavroleon has been in the shipping industry for 47 years. Since 1970, Mr. Mavroleon has worked for Charles R. Weber Company, Inc., one of the oldest and largest tanker brokerages and marine consultants in the United States. Mr. Mavroleon was Managing Director of Charles R. Weber Company, Inc. for 26 years and Manager of the Projects Group for five years, from 2009 until 2013. Mr. Mavroleon currently serves as Managing Director of WeberSeas (Hellas) S.A., a comprehensive sale and purchase, newbuilding, marine projects and ship finance brokerage based in Athens, Greece. He is a Director of Genco Shipping and Trading Limited (NYSE: GNK), a company engaged in the shipping business focused on the dry-bulk industry spot market. Since its inception in 2003 through its liquidation in 2005, Mr. Mavroleon served as Chairman of Azimuth Fund Management (Jersey) Limited, a hedge fund that invested in tanker freight forward agreements and derivatives. Mr. Mavroleon is on the Advisory Board of NAMMA (North American Maritime Ministry Association), is Director Emeritus of NAMEPA (North American Marine Environmental Protection Association) and the Chairman of the New York World Scale Committee (NYC) INC. Mr. Mavroleon was educated at Windham College, Putney Vermont.

Aristides J. Pittas serves as a Class II Director. Mr. Pittas has more than 30 years of shipping industry experience. He has been a member of the Board of Directors and the Chairman and Chief Executive Officer of Eurodry Ltd. (Nasdaq: EDRY), or Eurodry, an independent shipping company that operates in the dry-bulk shipping industry, since its inception on January 8, 2018. He has also been a member of the Board of Directors and Chairman and Chief Executive Officer of Euroseas Ltd. (Nasdaq: ESEA), or Euroseas, an independent shipping company that operates in the dry-bulk and container shipping industry, since May 2005. Since 1997, Mr. Pittas has also been the President of Eurochart S.A., Euroseas’ affiliate, which is a shipbroking company specializing in chartering, selling and purchasing ships. Since 1995, Mr. Pittas has been the President and Managing Director of Eurobulk Ltd., Euroseas’ and Eurodrys’ affiliated ship management company. Eurobulk Ltd. is a ship management company that provides ocean transportation services. In 2005, Mr. Pittas resigned as Managing Director of Eurobulk Ltd. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle Upon Tyne and a M.Sc. in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

Family Relationships

There are no familial relationships among any of our executive officers or directors.

B. Compensation

We have no direct employees. The services of our executive officers, internal auditors and secretary are provided by Maritime. We have entered into a Head Management Agreement with Maritime, pursuant to which we currently pay $1.9 million per year for the services of these individuals, and for other administrative services associated with our being a public company and other services to our subsidiaries. Please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”.

Our non-executive directors receive in aggregate an annual compensation in the amount of $125,000 per year, plus reimbursements for actual expenses incurred while acting in their capacity as a director. In 2023, under the Pyxis Tankers Inc. 2015 equity incentive plan, or 2015 EIP, we granted 5,000 restricted common shares to each independent director. In 2024, we granted 2,500 restricted common shares to each independent director under the 2015 EIP. In the future, we may grant awards to the directors as compensation. We do not have a retirement plan for our officers or directors. Individuals serving as chairs of committees will be entitled to receive additional compensation from us as the Board of Directors may determine.

Equity Incentive Plan

On November 19, 2025, the Board of Directors approved a new 10-year equity incentive plan, or the 2025 EIP, as the 2015 EIP had expired. The 2025 EIP is substantially the same as the prior plan. The 2025 EIP entitles our and our subsidiaries’ and affiliates’ employees, officers and directors, as well as consultants and service providers to us (including persons who are employed by or provide services to any entity that is itself a consultant or service provider) and our subsidiaries (including employees of Maritime, our affiliated ship manager) to receive stock options, stock appreciation rights, restricted stock grants, restricted stock units, unrestricted stock grants, other equity-based or equity-related awards, and dividend equivalents. We summarize below the material terms of the 2025 EIP.

The nominating and corporate governance committee of our Board of Directors serves as the administrator under the 2025 EIP. Subject to adjustment for changes in capitalization as provided in the 2025 EIP, the maximum aggregate number of shares of common stock that may be delivered pursuant to awards granted under the 2025 EIP during the 10 year term of the 2025 EIP will be 15% of the then-issued and outstanding number of shares of our common stock. If an award granted under the 2025 EIP is forfeited, or otherwise expires, terminates or is cancelled or settled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to other awards under the 2025 EIP. Any shares that are held back to satisfy the exercise price or tax withholding obligation pursuant to any stock options or stock appreciation rights granted under the 2025 EIP will again be available for delivery pursuant to other awards under the 2025 EIP. No award may be granted under the 2025 EIP after the tenth anniversary of the date the 2025 EIP was adopted by our Board of Directors.

In the event that we are subject to a “change of control” (as defined in the 2025 EIP), the 2025 EIP administrator may, in accordance with the terms of the 2025 EIP, make such adjustments and other substitutions to the 2025 EIP and outstanding awards under the 2025 EIP as it deems equitable or desirable.

Except as otherwise determined by the 2025 EIP administrator in an award agreement, the exercise price for options shall be equal to the fair market value of a share of our common stock on the date of grant, but in no event can the exercise price be less than 100% of the fair market value on the date of grant. The maximum term of each stock option agreement may not exceed ten years from the date of the grant.

Stock appreciation rights, or SARs, will provide for a payment of the difference between the fair market value of a share of our common stock on the date of exercise of the SAR and the exercise price of a SAR, which will not be less than 100% of the fair market value on the date of grant, multiplied by the number of shares for which the SAR is exercised. The SAR agreement will also specify the maximum term of the SAR, which will not exceed ten years from the date of grant. Payment upon exercise of the SAR may be made in the form of cash, shares of our common stock or any combination of both, as determined by the 2025 EIP administrator.

Restricted and/or unrestricted stock grants may be issued with or without cash consideration under the 2025 EIP and may be subject to such restrictions, vesting and/or forfeiture provisions as the 2025 EIP administrator may provide. The holder of a restricted stock grant awarded under the 2025 EIP may have the same voting, dividend and other rights as our other stockholders.

Settlement of vested restricted stock units may be in the form of cash, shares of our common stock or any combination of both, as determined by the 2025 EIP administrator. The holders of restricted stock units will have no voting rights.

Subject to the provisions of the 2025 EIP, awards granted under the 2025 EIP may include dividend equivalents. The 2025 EIP administrator may determine the amounts, terms and conditions of any such awards provided that they comply with applicable laws. We have not set aside any amounts to provide pension, retirement or similar benefits to persons eligible to receive awards under the 2025 EIP or otherwise.

On May 11, 2023, our Board of Directors approved the issuance of a total of 55,000 restricted shares of our common stock to employees, officers and directors under the 2015 EIP. These restricted shares became vested on November 11, 2024. On November 20, 2024, our board approved the issuance of 72,500 restricted common shares to employees, officers and directors under the 2015 EIP. These additional restricted shares will vest on November 20, 2025. As of the date of this filing, no equity awards have been issued under the 2025 EIP.

C. Board Practices

Our Board of Directors consists of four directors, three of whom, Robin P. Das, Basil G. Mavroleon and Aristides J. Pittas, have been determined by our Board of Directors to be independent under the rules of Nasdaq and the rules and regulations of the SEC. Directors elected by our common shareholders are divided into three classes serving staggered three-year terms. At each annual meeting of shareholders, directors will be elected to succeed the class of directors whose terms have expired, and each of them shall hold office until the third succeeding annual meeting of shareholders if the Board is then classified, and until such director’s successor is elected and has qualified. We held our 2025 annual meeting of shareholders on May 20, 2025, at which Aristides J. Pittas was re-elected to serve as a Class II Director for a term of three years until our 2028 annual meeting of shareholders. The term of our Class III Directors, Basil G. Mavroleon and Robin P. Das, expires at the 2026 annual meeting of shareholders. There are no service contracts with our non-executive directors that provide for benefits upon termination of their services as director.

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

Clawback Policy

We adopted a policy regarding the recovery of erroneously awarded compensation, or Clawback Policy, in accordance with the applicable rules of Nasdaq and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. In the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise erroneous data or if we determine there has been a significant misconduct that causes material financial, operational or reputational harm, we shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.

A majority of our independent directors will administer our Clawback Policy and have discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery under the Clawback Policy and may forego recovery in certain instances, including if it determines that recovery would be impracticable.

D. Employees

We have no direct employees. The services of our executive officers, internal auditors and secretary are provided by Maritime. We have entered into a Head Management Agreement with Maritime, pursuant to which we currently, in 2026, pay $2.0 million per year for the services of these individuals, and for other administrative services associated with our being a public company and other services to our subsidiaries. Please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial owners of more than 5% of shares of our common stock, and the beneficial ownership of each of our directors and executive officers and of all of our directors and executive officers as a group as of March 23, 2026. All of our stockholders, including the stockholders listed in this table, are entitled to one vote for each share held.

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

	Shares Beneficially Owned as of March 23, 2026
Identity of person or group (1)	Number	Percentage (2)
Valentios “Eddie” Valentis (Maritime Investors Corp.) (3)	6,007,587	58.5%
Henry P. Williams (4)	60,016	* %
Konstantinos Lytras (4)	34,078	* %
Robin P. Das(5)	7,500	* %
Basil G. Mavroleon(5)	7,500	* %
Aristides J. Pittas(5)	7,500	* %
All directors and executive officers as a group (6 person)	6,124,181	59.6%

(1)	Except as otherwise provided herein, each person named herein as a beneficial owner of securities has sole voting and investment power as to such securities and such person’s address is c/o 59 K. Karamanli Street, Maroussi, 15125, Greece.

(2)	Based upon 10,275,139 common shares outstanding as of March 23, 2026.

(3)	Valentios “Eddie” Valentis is a 100% stockholder of MIC and shares voting and investment power with MIC of the 6,007,587 shares of our common stock held by it. In May 2023, Mr. Valentis received 4,000 restricted shares of our common stock as an award under our 2015 EIP and an award of 10,000 additional restricted common shares in November, 2024 under such plan.

(4)	Each of Messrs. Lytras and Williams received 4,000 restricted shares of our common stock in May 2023 and 10,000 in November, 2024 as an award under our 2015 EIP.

(5)	Each of Messrs. Das, Mavroleon and Pittas were awarded 5,000 restricted shares in May 2023 and 2.500 restricted shares in November, 2024 under our 2015 EIP.

*	Less than 1% of our outstanding shares of common stock.

As of March 23, 2026, we had 700 shareholders of record, 80 of whom were located in the United States. Such U.S. holders of record held an aggregate of 9,954,736 shares of our common stock, or 97% of our outstanding shares of common stock. Of these shares, 9,928,297 were held of record by CEDE & CO., a nominee of The Depository Trust Company. Accordingly, we believe that the shares registered in the name of CEDE & CO. include shares beneficially owned by both U.S. and non-U.S. holders.

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

Prior to our acquisition of the Pyxis Lamda in December 2021, the vessel was owned by a party affiliated with Mr. Valentis, our founder and Chief Executive Officer. Pyxis Lamda has been and is currently managed by Maritime.

The term of the Head Management Agreement with Maritime commenced on March 23, 2015 for an initial period of five years through March 23, 2020. The Head Management Agreement can be terminated by Maritime only for cause or under other limited circumstances, such as upon a sale of us or Maritime or the bankruptcy of either party. On March 23, 2025, the Head Management Agreement was automatically extended for a third five-year period through March 23, 2030. Pursuant to the Head Management Agreement, each of our new subsidiaries that acquires a vessel in the future will enter into a separate management agreement with Maritime with a rate set forth in the Head Management Agreement. Under the Head Management Agreement, we initially paid Maritime a cost of $1.6 million annually for the services of our executive officers and other administrative services, including use of office space in Maritime’s premises. In return for Maritime’s ship management services, we initially paid to Maritime for each vessel while in operation, a daily fee of $325, and for each vessel under construction, a fee of $450 plus an additional daily fee, which is dependent on the seniority of the personnel, to cover the cost of the engineers employed to conduct the supervision. The fees payable to Maritime for the administrative and ship management services will be adjusted effective as of every January 1st for inflation in Greece or such other country where it is headquartered. On August 9, 2016, we amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-Management Fees and the Administration Fees, which will remain the same as per the previous calendar year. In 2024 there was nominal inflation in Greece of 2.74% and, effective January 1, 2025, these fees are to increase to be in line with the reported average inflation rate of Greece in 2024. In 2025, the inflation rate in Greece was 2.59% and the fees were increased effective January 1, 2026. In addition, Maritime will receive 1.00% of the price of any vessel sale, and 1.25% of all chartering, hiring and freight revenue procured by or through it. In the event the agreement is terminated without cause and a change of control (as defined therein) occurs within 12 months after such termination or the agreement is terminated due to a change of control, we will pay Maritime an amount equal to 2.5 times the administrative fee. On March 18, 2020, we amended the Head Management Agreement with Maritime to provide that in the event of such change of control and termination, the Company shall also pay to Maritime an amount equal to 12 months of the then daily Ship-Management Fees.

The following amounts were charged by Maritime to us during 2023, 2024 and 2025:

	Year ended December 31,
(In thousands of U.S. dollars)	2023	2024	2025
Charter hire commissions	$575	$644	$486
Ship-Management Fees	728	1,177	1,384
Administration Fees	1,812	1,958	2,036
Total	$3,115	$3,779	$3,906

Maritime provides certain administrative services to the joint venture ship owning entities for a fee of $150/day.

Maritime Advances & Konkar Agencies

The balances with Maritime and Konkar Agencies are interest free and have no specific repayment terms. As of December 31, 2024 and 2025, there was a balance due to Maritime of $908 and $242, respectively. Further as of December 31, 2024 and 2025, there was a balance due to Konkar Agencies of $65 and 1,443$. Relevant balances are reflected in due to related parties in the accompanying Consolidated Balance Sheets. The balances with Maritime and Konkar Agencies is interest free and with no specific repayment terms.

Acquisition of Konkar Venture

On June 28, 2024, we closed our dry-bulk joint venture with an entity related to Mr. Valentis for the acquisition of an 82,099 dwt eco-efficient Kamsarmax built in 2015 at Jiangsu New Yangzi Shipbuilding. The $30.0 million purchase price for the Konkar Venture was funded by a combination of secured bank debt of $16.5 million, $12.0 million cash, of which the Company contributed $7.3 million in cash, and the issuance of 267,857 restricted PXS common shares (valued at $1.5 million) to the related party seller. Pyxis owns a 60% controlling ownership interest in the joint venture. The Konkar Venture is a sister ship to our Konkar Asteri.

Commercial & Technical Ship Management Agreements for Our Dry-bulk Carriers with Konkar Agencies

The terms and conditions of the commercial and technical service agreements for each of our dry-bulk vessels are similar to those provided by Maritime and ITM with respect to our MRs. Besides our three bulkers, Konkar Ormi. Konkar Asteri and Konkar Venture, Konkar Agencies also provides these vessel management services to two other mid-sized dry-bulk carriers, which are controlled by Mr. Valentis, our Chairman and CEO. None of the affiliated owned bulkers are fitted with scrubbers which is a competitive disadvantage to two of our three carriers, otherwise vessel operations are comparable. For 2026, we will pay an aggregate fee to Konkar Agencies for the vessel management services of $896 per day for each bulker which is the same daily fee charges to the affiliated dry-bulk carriers and competitive within the dry-bulk industry.

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

Dividend Policy

We do not intend to pay common stock dividends in the near future and will make dividend payments to our stockholders in the future only if our Board of Directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal, fiduciary and contractual requirements, including our current and future loan agreements. For example, there is a restrictive covenant against paying dividends under certain circumstances, including if there is a default under the loan agreements or, with respect to our subsidiaries Seventhone and Eleventhone under their respective Alpha Bank Facilities entered into in 2020 and 2021, and subsequently amended in 2024 and December 2025, if the ratio of our total liabilities (including those of our subsidiaries as a group) (exclusive of the Promissory Note) to market value adjusted total assets is greater than 75% for the applicable year. As of December 31, 2025, the ratio of total liabilities over the market value of our adjusted total assets (calculated in accordance with the Alpha Bank Facilities) was 40% and therefore, under the Alpha Bank Facilities, the related subsidiaries were permitted to distribute dividends to us as of December 31, 2025. This restriction on dividend payments is also a covenant in the Alpha Bank loan for Dry Two Corp. which closed in February, 2024. The payment of any dividends is not guaranteed or assured, and if paid at all in the future, may be discontinued at any time at the discretion of the Board of Directors.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our shares of common stock were approved for listing on the Nasdaq Capital Market on October 28, 2015 under the symbol “PXS” and the first reported trade on the Nasdaq Capital Market for our shares was in November 2015. Our shares continue to be listed on the Nasdaq Capital Market.

At March 23, 2026, our closing common stock price was $4.40. Please also see “Item 3. Key Information – D. Risk Factors – If our common stock does not meet Nasdaq’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.”

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

We are a corporation organized under the laws of the Republic of the Marshall Islands and are subject to the provisions of Marshall Islands law. Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Below is a summary of the material features of our common shares. This summary is not a complete discussion of our charter documents and other instruments that create the rights of our shareholders. You are urged to read carefully those documents and instruments, which are included as exhibits to this Annual Report.

Our authorized common and preferred stock consists of 450,000,000 common shares, 50,000,000 preferred shares of which 1,000,000 were authorized as Series A Preferred Shares. All of our shares of stock are in registered form. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of The Marshall Islands or by our Articles of Incorporation or Bylaws.

The rights, preferences and restrictions attaching to each class of shares of our capital stock are described in the “Description of Securities” filed herewith as Exhibit 2.2 to this Annual Report and the information called for by this item 10.B. has been included in our Annual Report on Form 20-F for the year ended December 31, 2024, and is incorporated by reference herein.

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

The Net Basis Tax and Branch Profits Tax

We do not expect to engage in any activities in the United States or otherwise have a fixed place of business in the United States. Nonetheless, if this situation were to change or if we were to be treated as engaged in a U.S. trade or business, all or a portion of our taxable income, including gain from the sale of vessels, could be treated as effectively connected with the conduct of this U.S. trade or business, or effectively connected income. Any effectively connected income, net of allowable deductions, would be subject to U.S. federal corporate income tax (with the statutory rate currently being 21%). In addition, we also may be subject to a 30% “branch profits” tax on earnings effectively connected with the conduct of the U.S. trade or business (as determined after allowance for certain adjustments), and on certain interest paid or deemed paid that is attributable to the conduct of our U.S. trade or business. The 4% gross basis tax described above is inapplicable to income that is treated as effectively connected income. Our U.S.-source shipping income would be considered to be effectively connected income only if we have or are treated as having a fixed place of business in the United States involved in the earning of U.S.-source shipping income and substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation (such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States). Based on our intended mode of shipping operations and other activities, we do not expect to have any effectively connected income.

The Section 883 Exemption

The 4% gross basis tax, the net basis tax and the branch profits tax described above are inapplicable to shipping income that qualifies for exemption under Section 883 of the Code, or the Section 883 Exemption. A foreign corporation will qualify for the Section 883 Exemption if:

●	it is organized in a “qualified foreign country,” which is a country outside the United States that grants an equivalent exemption from tax to corporations organized in the United States, or an equivalent exemption;

●	it satisfies one of the following two ownership tests (discussed in more detail below): (A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders”, or the 50% Ownership Test; or (B) its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, or the Publicly-Traded Test; and

●	it meets certain substantiation, reporting and other requirements (which include the filing of U.S. income tax returns).

For our 2025 taxable year, we and our subsidiaries that earn shipping income were organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury recognizes the Republic of the Marshall Islands as a country that grants an equivalent exemption and thus is a qualified foreign country. Therefore, if we and our subsidiaries satisfy the 50% Ownership Test or Publicly-Traded Test for a taxable year, and otherwise comply with applicable substantiation and reporting requirements, we will be exempt from U.S. federal income tax for that taxable year with respect to our US-source shipping income.

The 50% Ownership Test

For purposes of the 50% Ownership Test, “qualified shareholders” include: (i) individuals who are “residents” (as defined in the Treasury regulations promulgated under Section 883 of the Code, or the Section 883 Regulations, of qualified foreign countries, (ii) corporations organized in qualified foreign countries that meet the Publicly-Traded Test (discussed below), (iii) governments (or subdivisions thereof) of qualified foreign countries, (iv) non-profit organizations organized in qualified foreign countries, and (v) certain beneficiaries of pension funds organized in qualified foreign countries, in each case, that do not beneficially own the shares in the foreign corporation claiming the Section 883 Exemption, directly or indirectly (at any point in the chain of ownership), in the form of bearer shares (as described in the Section 883 Regulations). For this purpose, certain constructive ownership rules under the Section 883 Regulations require looking through the ownership of entities to the owners of the interests in those entities. The foreign corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations) and must meet certain substantiation and reporting requirements.

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

The Section 883 Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the trading frequency test; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the trading volume test. Even if this were not the case, the Section 883 Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares; for this purpose, a dealer makes a market in a stock only if the dealer regularly and actively offers to, and in fact does, purchase the stock from, and sell the stock to, customers who are not related to the dealer in the ordinary course.

Notwithstanding the foregoing, the Section 883 Regulations also provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by one or more persons who each own 5% or more of the vote and value of such class of outstanding stock, or the 5% Override Rule.

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or 5% shareholders, the Section 883 Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common shares. The Section 883 Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes. Mr. Valentis beneficially owned more than 5% of our common stock for all of the 2025 taxable year. Thus, we believe that the 5% Override Rule is triggered for the 2025 taxable year.

However, even if the 5% Override Rule is triggered, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% shareholders, qualified shareholders (as defined generally under the Section 883 Regulations and discussed above) own sufficient number of shares to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In this case, Mr. Valentis was the sole 5% shareholder for the 2025 taxable year and is a qualified shareholder for purposes of the Section 883 Regulations. Thus, we believe that the 5% Override Rule would be inapplicable.

Based on the foregoing, we intend to take the position that we and our subsidiaries satisfy both the 50% Ownership Test and the Publicly-Traded Test for the 2025 taxable year and intend to comply with the substantiation and reporting requirements that are applicable under Section 883 of the Code to claim the Section 883 Exemption. If in the 2025 or any future taxable year, the ownership of our shares of common stock changes, because, among other things, we can give no assurance that such shareholders are qualified shareholders or that a sufficient number of qualified shareholders will cooperate with us in respect of the applicable substantiation and reporting requirements, there can be no assurance that we will satisfy either the 50% Ownership Test or the Publicly-Traded Test, in which case we and our subsidiaries would not qualify for the Section 883 Exemption for that taxable year and would be subject to U.S. federal tax as set forth in the above discussion.

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

Dividends paid on the shares of a non-US corporation to an individual U.S. Holder generally will not be treated as qualified dividend income that is taxable at preferential tax rates. However, dividends paid in respect of our common stock to an individual U.S. Holder may qualify as qualified dividend income if: (i) our common stock is readily tradable on an established securities market in the United States; (ii) we are not a PFIC for the taxable year during which the dividend is paid or in the immediately preceding taxable year; (iii) the individual U.S. Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the “ex-dividend date” and (iv) the individual U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Thus, we can give no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of such individual U.S. Holders. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to an individual U.S. Holder.

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

Based on our current and projected operations, we do not believe that we (or any of our subsidiaries) were a PFIC in the 2025 taxable year, nor do we expect (or any of our subsidiaries) to become a PFIC with respect to the 2025 or any later taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income that we derive or that are deemed to derive from the spot and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from spot and time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “qualified electing fund”, or a QEF election. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. If we were treated as a PFIC, a U.S. Holder will generally be required to file IRS Form 8621 with respect to its ownership of our common shares.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, or an electing holder, the electing holder must report for U.S. federal income tax purposes its pro-rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the electing holder, regardless of whether distributions were received from us by the electing holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The electing holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the electing holder’s tax basis in the common shares. An electing holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incur with respect to any taxable year. An electing holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our shares of common stock. A U.S. Holder would make a timely QEF election for our shares of common stock by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2025 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, or a non-electing holder, would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the non-electing holder on the shares in a taxable year in excess of 125% of the average annual distributions received by the non-electing holder in the three preceding taxable years, or, if shorter, the non-electing holder’s holding period for the shares), and (ii) any gain realized on the sale, exchange or other disposition of our shares of common stock. Under these special rules:

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

Income or Gains Effectively Connected with a U.S. Trade or Business

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, dividends on the common shares and gain from the sale, exchange or other disposition of our shares of common stock that is effectively connected with the conduct of that trade or business, will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

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

If a shareholder is a Non-U.S. Holder and sells his or her shares of common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the shareholder certifies that he or she is not a U.S. person, under penalty of perjury, or he or she otherwise establishes an exemption. If our shareholder is a Non-U.S. Holder and sells his or her common stock through a non-US office of a non-US broker and the sales proceeds are paid to such shareholder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a shareholder outside the United States, if the shareholder sells his or her shares of common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the shareholder is not a U.S. person and certain other conditions are met, or the shareholder otherwise establishes an exemption.

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

Material Marshall Islands and Greek Tax Law Considerations

The following is a summary of certain material tax consequences of our activities to us and our shareholders.

We are incorporated in the Marshall Islands and some of our operations are located in Greece.

Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholder.

Under Greek Law, the ship management companies which have established an office in Greece under the so called “Law 89” regime, currently legislated by Law 27/1975 as in force, are not subject to any income tax. The same applies to the ship owning companies of the vessels which are managed by such ship management companies and to their foreign holding companies, provided the latter are exclusively holding companies of such ship owning companies, without other activities. There is, however, an annual tonnage tax levy over the vessels managed by such companies, lesser than previously (in view of the below mentioned recent agreement) for which the respective ship owning company and ship management company are jointly and severally liable to pay to the Greek State; also, the tax residents of Greece who receive dividends from such ship owning or their holding companies, (pursuant to a recent agreement between the Union of Greek Shipowners and the Greek State) are taxed at 10% on the dividends which they receive and which they import into Greece, not being liable to any other taxation for these, or any tax for those dividends which either remain with the holding company or are paid to the individual Greek tax resident abroad.

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

Our interest expense is affected by changes in the general level of interest rates, most importantly SOFR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows for the years ended December 31, 2024 and 2025 by $0.8 million in each year, based on our average debt levels during 2024 and 2025.

Foreign Currency Exchange Risk

We generate most of our revenue in U.S. dollars, but a portion of our expenses, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses and in general and administrative expenses. As of December 31, 2024 and 2025, 11% and 14% of our outstanding accounts payable, respectively, were denominated in currencies other than the U.S. dollar (mainly in Euro and SGD). We hold cash and cash equivalents mainly in U.S. dollars. We do not consider foreign currency exchange risk to be a significant risk to our business in the current environment and foreseeable future.

Inflation

We do not consider inflation to be a significant risk to our business in the current environment and foreseeable future.

B. Qualitative Information about Market Risk

Interest Rate Exposure

Our debt obligations under each of our subsidiaries’ loan agreements bear interest at SOFR plus a fixed margin. Increasing interest rates could adversely affect our future profitability. Lower interest rates lower the returns on cash investments. We regularly monitor interest rate exposure and will enter into swap or cap arrangements with acceptable financial counterparties to hedge exposure where it is considered economically advantageous to do so. However, there may be certain incremental costs incurred if we enter into such arrangements.

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

Credit Risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of our amounts are held across three banks, but one bank, Hamburg Commercial Bank AG, or HCOB, has a disproportionate amount of cash deposits. While we believe this risk of loss is low, we keep this under review and will revise our policy for managing cash and cash equivalents if we consider it advantageous and prudent to do so. We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not acquire collateral for trade accounts receivable.

We may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk. As of December 31, 2025, none of our vessels were employed with the same charterer, however, as of March 23, 2026, two of our vessels were employed with the same charterer.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The management of Pyxis Tanker Inc., with the participation of the Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2025, has concluded that, as of such date, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management performed an assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2025 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control, Integrated Framework (2013). Based on its assessment, management has determined that our internal control over financial reporting was effective as of December 31, 2025.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Certified Auditors S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2024. Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2025. Our audit committee was established on October 28, 2015. KPMG Certified Auditors S.A. and Deloitte Certified Public Accountants S.A. billed the following fees to us for professional services:

(a) Audit Fees

The audit fees for the audit of each of the years ended December 31, 2024 and 2025 were $105,684 billed by KPMG Certified Auditors S.A. and $113,865 charged by Deloitte Certified Public Accountants S.A., respectively.

(b) Audit-Related Fees

Audit related services fees charged for the years ended December 31, 2024 and 2025 were nil and nil, respectively.

(c) Tax Fees

Tax fees charged for the years ended December 31, 2024 and 2025 were nil and nil, respectively.

(d) All Other Fees

No other fees were charged for the years ended December 31, 2024 and 2025.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Common Share Repurchase Program

Month (2025)	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum value that may yet be expected on share purchases under program (in U.S.$)
January	67,534	3.91	67,534	–
February	–	–	–	–
March	–	–	–	–
April	–	–	–	–
May	–	–	–	–
June	–	–	–	–
July	–	–	–	–
August	–	–	–	–
September	–	–	–	–
October	–	–	–	–
November	–	–	–	–
December	67,004	2.95	67,004	2,798,082
Total	134,538	3.43	134.538

On May 11, 2023, our Board authorized a common stock re-purchase program of up to $2.0 million for a period of six months through open market transactions. In November, 2023 our Board of Directors authorized a six-month extension of the Repurchase Program through May, 2024. In May 2024, our Board of Directors authorized an increase of $1.0 million in incremental repurchase authority under the Repurchase Program, and also extended the program through May 16, 2025. During the year ended December 31, 2024, we repurchased a total of 331,558 common shares at an average price of $4.39 per share, excluding brokerage commissions, utilizing $1.46 million, excluding brokerage commissions.

After the year ended December 31, 2024, and as of January 30, 2025 we repurchased an additional 67,534 common shares at an average price of $3.91 per share, excluding brokerage commissions, or an incremental $264 thousand, and fully utilized our Repurchase Program. As of the date of this Annual Report, there are no amounts available to us under that Repurchase Program.

On November 19, 2025, our Board authorized a second common stock re-purchase program of up to $3.0 million for a period of one year. In December, 2025, we acquired an additional 67,004 shares at an average price of $2.95 per share, exclusive of commissions, spending $0.2 million in total. As of March 23, 2026, we have acquired an additional 142,720 shares under this repurchase program. We have spent $0.5 million to acquire these additional PXS shares in the open market at an average price of $3.46 per share, exclusive of commissions. There is $ 2.29 million of authorization remaining under the second program which expires in November, 2026.

Preferred Share Redemptions

On June 20, 2024, the Company paid $2.5 million for the redemption of 100,000 shares of our Series A Preferred Shares at the Liquidation Preference of $25.00 per share in cash. On October 20, 2024 all remaining outstanding Series A Preferred Shares were redeemed at the Liquidation Preference of $25.00 per share for an aggregate payment of $7.6 million in cash.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In June of 2025, KPMG Certified Auditors S.A., or KPMG, notified the Company of its resignation as the Company’s independent registered public accounting firm. KPMG served as the independent registered public accounting firm of the Company for the fiscal years ended December 31, 2024 and 2023. On October 1, 2025, our audit committee and Board of Directors approved the selection of Deloitte Certified Public Accountants S.A. to replace KPMG to serve as our independent registered public accounting firm for the year ending December 31, 2025.

KPMG’s resignation and the change in the Company’s independent registered public accounting firm was previously reported in our reports on Form 6-K, filed with the SEC on July 7, 2025 and October 6, 2025, respectively, which are incorporated by reference herein.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by the Company’s and its affiliated ship managers’, directors, officers, and employees, that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and Nasdaq listing standards applicable to the Company.

A copy of our insider trading policy is filed as an exhibit to this Annual Report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We maintain various cybersecurity measures and protocols to safeguard our systems and data and monitor and assess potential threats to pre-emptively address any emerging cyber risks. In conjunction with leading technology service providers to the international shipping industry, Akereon Business & IT Consulting Services, or Akereon, and Danaos Management Consultants S.A., we have implemented various processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. These processes include access controls to organizational systems, email / data encryption, cybersecurity training and security awareness campaigns through electronic mail, and are designed to systematically evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our operations, assets and shareholders. Our cybersecurity processes share common methodologies, reporting channels and governance processes with our broader cyber processes. By embedding cybersecurity into and aligning it with our broader processes, we aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations, including off-site redundancy of data services.

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

Cybersecurity Threats

For the year ended December 31, 2025, and through the date of this Annual Report, we are not aware of and did not detect any material risks from cybersecurity incidents or threats that have materially affected or are reasonable likely to materially affect the Company, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

Refer to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Please see Financial Statements beginning on page F-1 of this Annual Report.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report

Exhibit Number	Description of Exhibit	Schedule / Form	File Number	Exhibit	File Date

1.1#	Articles of Incorporation of the Company	F-4	333-203598	3.1	April 23, 2015
1.2#	Bylaws of the Company	F-4	333-203598	3.2	April 23, 2015
1.3#	Fourthone Corporation Ltd and Eleventhone Corp. joint Loan Agreement	20-F	001-37611	1.4	April 1, 2022
2.1#	Specimen Stock Certificate of Pyxis Tankers Inc.	F-4	333-203598	4.2	September 28, 2015
2.2#	Description of Securities	20-F	001-37611	2.2	March 31, 2020
4.1#	Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	F-4	333-203598	10.3	September 4, 2015
4.1.1#	First Amendment dated August 9, 2016, to the Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	20-F	001-37611	4.1.1	March 28, 2017
4.1.2#	Second Amendment dated March 18, 2020, to the Amended and Restated Head Management Agreement, dated August 5, 2015, by and between Pyxis Tankers Inc. and Pyxis Maritime Corp.	20-F	001-37611	4.1.2	March 31, 2020
4.2#	Form of Ship Management Agreement with International Tanker Management Ltd.	F-4	333-203598	10.4	September 4, 2015
4.3#	Form of 2015 Equity Incentive Plan	F-4	333-203598	10.12	September 4, 2015
4.4#	Form of Indemnification Agreement	F-4	333-203598	10.13	September 4, 2015
4.5#	Loan Agreement dated July 8, 2020 by and between Alpha Bank S.A., as lender, and Seventhone Corp., as borrower	F-1	333-245405	10.13	August 13, 2020
4.6#	Corporate Guarantee dated July 8, 2020 by and between Pyxis Tankers Inc., as guarantor, and Alpha Bank S.A., as lender, in respect of the Loan Agreement dated July 8, 2020, by and between Alpha Bank S.A. and Seventhone Corp.	F-1	333-245405	10.13.1	August 13, 2020
4.7#	Loan Agreement, dated March 29, 2021, by and among Alpha Bank S.A. and Eighthone Corp.	20-F	001-37611	4.15	April 12, 2021
4.8#	Amendment dated June 25, 2021 to the Loan Agreement dated July 8, 2020 by and between Alpha Bank S.A., as lender, and Seventhone Corp., as borrower.	6-K	001-37611	99.3	July 12, 2021

4.9#	Loan Agreement, dated March 10, 2023, by and among Piraeus Bank S.A. and Tenthone Corp.	20-F	001-37611	4.17	April 12, 2023
4.10#	Loan Agreement dated September 8, 2023, by and among Piraeus Bank S.A. and Dryone Corp. - Pyxis	20-F	001-37611	4.18	April 17, 2024
4.11#	Loan Agreement dated February 9, 2024, by and among Alpha Bank S.A. and Drytwo Corp.	20-F	001-37611	4.19	April 17, 2024
4.12#	Joint Venture Agreement - Drykon Maritime Inc - Pyxis Tankers – Futurebulk	20-F	001-37611	4.20	April 17, 2024
4.13#	Ship-management_agreement_Dryone Corp – Konkar Ormi	20-F	001-37611	4.21	April 17, 2024
4.14#	Ship-management_agreement_Drytwo Corp – Konkar Asteri	20-F	001-37611	4.22	April 17, 2024
4.15#	Joint Venture Agreement - Accuship Maritime Ltd - Pyxis Tankers – Futurebulk	20-F	001-37611	4.24	March 28, 2025
4.16#	Ship-management_agreement_Drythree Corp – Konkar Venture	20-F	001-37611	4.25	March 28, 2025
4.17#	Loan Agreement dated June 27, 2024, by and among Piraeus Bank S.A. and Drythree Corp.	20-F	001-37611	4.26	March 28, 2025
4.18#	First Supplemental Agreement dated July 30, 2024, by and among Alpha Bank S.A. and Seventhone Corp.	20-F	001-37611	4.28	March 28, 2025
4.19#	First Supplemental Agreement dated July 30, 2024, by and among Alpha Bank S.A. and Eleventhone Corp.	20-F	001-37611	4.29	March 28, 2025
4.20*	Loan Agreement dated July 30, 2025, by and among Piraeus Bank S.A. and Twelfthone Corp. and Dryfour Corp.
4.21*	2025 Equity Incentive Plan
4.22*	Loan Agreement dated December 17, 2025, by and among Alpha Bank S.A. and Seventhone Corp.
4.23*	Loan Agreement dated December 17, 2025, by and among Alpha Bank S.A. and Eleventhone Corp.
4.24*	First Supplemental Agreement dated January 17, 2026, by and among Piraeus Bank S.A. and Tenthone Corp.
4.25*	First Supplemental Agreement dated January 17, 2026, by and among Piraeus Bank S.A. and Dryone Corp.
4.26*	First Supplemental Agreement dated January 17, 2026, by and among Piraeus Bank S.A. and Drythree Corp.
8.1*	List of Subsidiaries
11.1#	Insider Trading Policy for Covered Persons dated May 26, 2022	20-F	001-37611	4.27	March 28, 2025
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) / 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
15.2*	Consent of Independent Registered Public Accounting Firm
15.3*	Consent of Marsoft BV LLC
97.1#	Policy Regarding the Recovery of Erroneously Awarded Compensation	20-F	001-37611	4.23	April 17, 2024

101* The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as at December 31, 2024 and 2025;

(ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2024 and 2025;

(iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2023, 2024 and 2025;

(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2024 and 2025;

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

Date: April 1, 2026

PYXIS TANKERS INC.

120

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Pyxis Tankers Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Pyxis Tankers Inc. and subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows, for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 1, 2026

We have served as the Company’s auditor since 2025.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Pyxis Tankers Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Pyxis Tankers Inc. and subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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

/s/ KPMG Certified Auditors S.A.

We served as the Company’s auditor from 2022 to 2025.

Athens, Greece

March 28, 2025

PYXIS TANKERS INC.

Consolidated Balance Sheets

As at December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

		December 31,	December 31,
	Note	2024	2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2	$21,243	$35,555
Short-term investment in time deposits	2	17,000	18,000
Inventories	2, 4	1,889	536
Trade accounts receivable, net	2	5,040	2,007
Prepayments and other current assets		706	552
Insurance claim receivable	6	245	—
Total current assets		46,123	56,650

FIXED ASSETS, NET:
Vessels, net	5	140,024	133,319
Advances for vessel additions	5	170	—
Total fixed assets, net		140,194	133,319

OTHER NON-CURRENT ASSETS:
Restricted cash	2, 8	1,350	1,350
Deferred dry-dock and special survey costs, net	2, 7	1,214	2,093
Total other non-current assets		2,564	3,443
Total assets		$188,881	$193,412

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	8	$7,561	$7,967
Trade accounts payable		2,107	1,495
Due to related parties	3	973	1,685
Hire collected in advance	2	111	597
Accrued and other liabilities		1,502	1,000
Total current liabilities		12,254	12,744

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	8	76,963	79,279
Total non-current liabilities		76,963	79,279

COMMITMENTS AND CONTINGENCIES	13

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; including 1,000,000 authorized Series A Convertible Preferred Shares; no Series A Convertible Preferred Shares issued and outstanding as of December 31, 2024 and 2025)	9	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 11,216,548 shares issued and 10,553,399 shares outstanding as of December 31, 2024, and 11,216,546 shares issued and 10,418,859 shares outstanding as of December 31, 2025)	9	11	10
Additional paid-in capital	9	98,035	97,826
Accumulated deficit		(4,670)	(2,676)
Total equity attributable to Pyxis Tankers Inc. and subsidiaries		93,376	95,160
Non-controlling interest	10	6,288	6,229
Total stockholders’ equity		99,664	101,389
Total liabilities and stockholders’ equity		$188,881	$193,412

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

		Year ended December 31,
	Note	2023	2024	2025

Revenues, net	2, 15	$45,468	$51,542	$38,994

Expenses:
Voyage related costs and commissions	3	(6,352)	(9,527)	(2,699)
Vessel operating expenses		(11,623)	(13,367)	(14,243)
General and administrative expenses	3	(3,448)	(2,996)	(6,096)
Management fees, related parties	3	(728)	(1,177)	(1,384)
Management fees, other	1	(760)	(503)	(503)
Amortization and write-off of special survey costs	7	(388)	(382)	(599)
Depreciation	5	(5,503)	(6,904)	(7,574)
Allowance reduction for credit losses	2	78	38	22
Gain on sale of vessels, net	5	25,125	—	—
Operating income		41,869	16,724	5,918

Other expenses, net:
Loss from debt extinguishment		(379)	—	—
Loss from financial derivative instrument	12	(59)	—	—
Interest and finance costs	14, 3	(5,835)	(6,529)	(5,775)
Interest income	2	1,240	2,312	1,792
Total other expenses, net		(5,033)	(4,217)	(3,983)

Net income		$36,836	$12,507	$1,935

Loss attributable to non-controlling interest		201	361	59
Net income attributable to Pyxis Tankers Inc.		$37,037	$12,868	$1,994

Dividend Series A Convertible Preferred Stock		(810)	(562)	—
Deemed dividend from Series A Convertible Preferred Stock Redemption		—	(2,682)	—
Net income attributable to common shareholders		$36,227	$9,624	$1,994

Net income per common share, basic	11	$3.38	$0.91	$0.19
Net income per common share, diluted	11	$2.94	$0.91	$0.19

Weighted average number of common shares, basic	11	10,701,059	10,524,511	10,422,154
Weighted average number of common shares, diluted	11	12,585,777	10,524,511	10,422,154

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Series A Convertible				Additional		Pyxis Tankers
	Preferred Shares		Common Stock		Paid-in	Accumulated	Inc Total	Non-controlling	Total
	# of shares	Par Value	# of shares	Par Value	Capital	Deficit	Equity	interest	Equity

Balance January 1, 2023	449,473	—	10,614,319	$11	$111,869	$(50,509)	$61,371	—	$61,371
Conversion of Series A Convertible Preferred Shares to common stock	(45,842)	—	204,819	—	3	(1)	2	—	2
Preferred stock dividends ($1.938 per share)	—	—	—	—	—	(797)	(797)	—	(797)
Common stock re-purchase program	—	—	(331,591)	—	(1,244)	—	(1,244)	—	(1,244)
Restricted common stock grants	—	—	55,000	—	171	—	171	—	171
Net income/(loss)	—	—	—	—	—	37,037	37,037	(201)	36,836
Contributions from non-controlling interest	—	—	—	—	—	—	—	4,520	4,520
Balance December 31, 2023	403,631	—	10,542,547	$11	$110,799	$(14,270)	$96,540	$4,319	$100,859

Balance January 1, 2024	403,631	—	10,542,547	$11	$110,799	$(14,270)	$96,540	$4,319	$100,859
Conversion of Series A Convertible Preferred Shares to common stock	(460)	—	2,053	—	—	—	—	—	—
Preferred stock dividends ($1.6150 per share)	—	—	—	—	—	(586)	(586)	—	(586)
Common stock re-purchase program	—	—	(331,558)	—	(1,486)	—	(1,486)	—	(1,486)
Restricted common stock grants	—	—	72,500	—	62	—	62	—	62
Net income/(loss)	—	—	—	—	—	12,868	12,868	(361)	12,507
Common stock issued for vessel acquisition	—	—	267,857	—	1,382	—	1,382	—	1,382
Deemed dividend from vessel acquisition	—	—	—	—	(5,325)	—	(5,325)	(3,550)	(8,875)
Contributions from non-controlling interest	—	—	—	—	—	—	—	5,880	5,880
Redemption of Series A Convertible Preferred shares	(403,171)	—	—	—	(7,397)	(2,682)	(10,079)	—	(10,079)
Balance December 31, 2024	—	—	10,553,399	$11	$98,035	$(4,670)	$93,376	$6,288	$99,664

Balance January 1, 2025	—	—	10,553,399	$11	$98,035	$(4,670)	$93,376	$6,288	$99,664
Restricted common stock grants	—	—	—	—	263	—	263	—	263
Common stock re-purchase program	—	—	(134,538)	—	(472)	—	(472)	—	(472)
Canceled shares	—	—	(2)	(1)	—	—	—	—	(1)
Net income/(loss)	—	—	—	—	—	1,994	1,994	(59)	1,935
Balance December 31, 2025	—	—	10,418,859	$10	$97,826	$(2,676)	$95,160	$6,229	$101,389

The accompanying notes are an integral part of these Consolidated Financial Statements

PYXIS TANKERS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Note	2023	2024	2025
Cash flows from operating activities:
Net income		$36,836	$12,507	$1,935
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	5	5,503	6,904	7,574
Amortization and write-off of special survey costs	7	388	382	599
Allowance reduction for credit losses		(78)	(38)	(22)
Amortization and write-off of financing costs	14	247	238	226
Amortization of restricted common stock grants		171	62	263
Loss from debt extinguishment	8	379	—	—
Loss from financial derivative instrument	12	59	—	—
Gain on sale of vessels, net		(25,125)	—	—
Changes in assets and liabilities:
Inventories		954	(932)	1,353
Trade accounts receivable		5,583	(38)	3,054
Prepayments and other assets		(97)	(405)	58
Insurance claim receivable	6	608	(245)	—
Special survey cost	7	(1,379)	(100)	(1,457)
Trade accounts payable		(1,094)	538	(633)
Due to/(from) related parties	3	(231)	177	712
Hire collected in advance	2	(960)	(1,062)	486
Accrued and other liabilities		(322)	858	(539)
Net cash provided by operating activities		$21,442	$18,846	$13,609

Cash flow from investing activities:
Proceeds from the sale of vessels, net		64,213	—	—
Advances for vessel acquisition	1	(2,663)	—	—
Payments for vessel acquisition	5	(28,500)	(44,969)	—
Ballast water treatment system installation	5	(768)	—	—
Vessel additions	5	(77)	(24)	(699)
Vessel additions prepayments		—	(170)	—
Proceeds from insurance claim	6	—	—	341
Short-term investment in time deposits	2	(20,000)	3,000	(1,000)
Net cash provided by/(used in) investing activities		$12,205	$(42,163)	$(1,358)

Cash flows from financing activities:
Proceeds from long-term debt	8	34,500	31,000	33,350
Repayment of long-term debt	8	(38,760)	(7,307)	(30,673)
Contributions from non-controlling interests	2.a	4,520	5,880	—
Redemption of Series A Convertible Preferred shares		—	(10,079)	—
Repayment of promissory note		(6,000)	—	—
Financial derivative instrument	12	561	—	—
Payment of financing costs		(277)	(357)	(144)
Preferred stock dividends paid	9	(797)	(587)	—
Common stock re-purchase program	9	(1,244)	(1,486)	(472)
Deemed dividend from Konkar Venture acquisition	5, 9	—	(7,493)	—
Net cash provided by/(used in) financing activities		$(7,497)	$9,571	$2,061

Net increase/(decrease) in cash and cash equivalents and restricted cash		26,150	(13,746)	14,312
Cash and cash equivalents and restricted cash at the beginning of the period		10,189	36,339	22,593
Cash and cash equivalents and restricted cash at the end of the period		$36,339	$22,593	$36,905

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars)

	Year ended December 31,
	2023	2024	2025
SUPPLEMENTAL INFORMATION:
Cash paid for interest	$5,630	$5,908	$6,160
Issuance of common stock financing acquisition of vessel “Konkar Venture” (Non-cash financing activities)	—	1,382	—
Unpaid portion of Special Survey cost	126	—	21
Unpaid portion of financing costs	16	—	35
Unpaid portion of Ballast Water Treatment System installation	43	—	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

1. Basis of Presentation and General Information:

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. As of December 31, 2025, Pyxis owns 100% ownership interest in the following four vessel-owning companies:

●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”);
●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone”);
●	ELEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eleventhone”);
●	DRYTWO CORP., established under the laws of the Republic of the Marshall Islands (“Drytwo”)

As of December 31, 2025, the Company also owns 60% ownership or a $6,780 equity investment in DRYKON MARITIME Corp. (“Drykon”), an entity that owns through its wholly owned subsidiary, DRYONE CORP. (“Dryone”), a 2016 Japanese built Ultramax dry-bulk carrier, the Konkar Ormi. The remaining 40% is owned by an entity related to the Company’s Chief Executive Officer and Chairman. The delivery of the vessel occurred on September 14, 2023.

As of December 31, 2025, the Company also owns 60% ownership or a $8,700 equity investment in ACCUSHIP MARITIME Ltd. (“Accuship”), an entity that owns through its wholly owned subsidiary, DRYTHREE CORP. (“Drythree”), a 2015 Japanese built Kamsarmax dry-bulk carrier, the Konkar Venture. The remaining 40% is owned by an entity related to the Company’s Chief Executive Officer and Chairman. The Konkar Venture, a sister ship to the Company’s eco-efficient Konkar Asteri, was delivered on June 28, 2024.

The Company consolidates in its financial statements the aforementioned dry-bulk joint ventures for the Konkar Ormi and Konkar Venture under the relevant ASC 810 guidelines as a result of its control over Drykon and Accuship. As a result of the transactions, the Company reports a non-controlling interest in its accompanying Consolidated Financial Statements. Dryone and Drythree are established under the laws of the Marshall Islands and, collectively with Eleventhone, Seventhone, Tenthone and Drytwo are the “Vessel-owning companies”.

Pyxis also currently owns 100% ownership interest in the following non-vessel owning dormant companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of the Marshall Islands (“Secondone”) that owned the vessel “Northsea Alpha” that was sold to an unaffiliated third party on January 28, 2022;
●	THIRDONE CORPORATION LTD, established under the laws of the Republic of the Marshall Islands (“Thirdone”) that owned the vessel “Northsea Beta” that was sold to an unaffiliated third party on March 1, 2022;
●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of the Marshall Islands (“Fourthone”) that owned the vessel “Pyxis Malou” that was sold to an unaffiliated third party on March 23, 2023;
●	SIXTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Sixthone”) that owned the vessel “Pyxis Delta” that was sold to an unaffiliated third party on January 13, 2020;
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone”) that owned the vessel “Pyxis Epsilon” that was sold to an unaffiliated third party on December 15, 2023;
●	MARITIME TECHNOLOGIES CORP, established under the laws of Delaware;
●	TWELFTHONE CORP., established on May 15, 2025 under the laws of the Republic of the Marshall Islands (“Twelfthone”) and
●	DRYFOUR CORP., established on May 15, 2025 under the laws of the Republic of the Marshall Islands (“Dryfour”).

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels and dry commodities through the ownership and operation of dry-bulk carriers, as listed below:

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

1.	Basis of Presentation and General Information: -Continued:

Vessel-owning Company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Tanker fleet
Seventhone	31-May-2011	Pyxis Theta	51,795	2013	16-Sep-2013
Tenthone	22-Apr-2021	Pyxis Karteria	46,652	2013	15-Jul-2021
Eleventhone	11-Sep-2021	Pyxis Lamda	50,145	2017	20-Dec-2021
Dry-bulk fleet
Dryone	04-Jul-2023	Konkar Ormi	63,520	2016	14-Sep-2023
Drytwo	24-Nov-2023	Konkar Asteri	82,013	2015	15-Feb-2024
Drythree	29-May-2024	Konkar Venture	82,099	2015	28-Jun-2024

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Pyxis and its subsidiaries as presented in Note 1 above (collectively the “Company”), as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025.

The Company’s vessels are engaged in the transportation of refined petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils, and dry-bulk commodities. The vessels Pyxis Theta, Pyxis Karteria and Pyxis Lamda are medium-range product tankers and Konkar Ormi, Konkar Asteri and Konkar Venture are dry-bulk carriers. All of the Company’s tanker vessels are double hulled.

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentis, provides certain ship management services to the Company’s tanker vessels (Note 3).

With effect from the delivery of each tanker vessel, the crewing and technical management of the vessels are contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM is in force until it is terminated by either party. The ship management agreements can be cancelled either by the Company or ITM for any reason at any time upon three months’ advance notice. Management fees charged by ITM are separately presented as “management fees, other” in the Company’s Consolidated Statements of Comprehensive Income.

Konkar Shipping Agencies, S.A. (“Konkar Agencies”), a company beneficially owned by Mr. Valentis, provides similar technical management and commercial management services for its dry-bulk vessels.

As of December 31, 2024 and December 31, 2025, Mr. Valentis beneficially owned 56.9% and 57.7%, respectively, of the Company’s common stock.

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

December 31, 2024 and 2025

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

On July 5, 2023, the Company acquired a 60% equity interest in the newly incorporated entity Drykon for a consideration of $6.78 million in cash. The remaining 40% was acquired by an entity related to the Company’s Chief Executive Officer and Chairman for a consideration of $4.52 million in cash. An Agreement has been signed among the shareholders of Drykon pursuant to which all matters about Drykon’s structure, operations and governance are determined and agreed in writing. Management assessed the terms of the agreement and concluded that there is disproportionality in between the financial interest and voting rights of the Company. More specifically, Pyxis owns 60% of the equity interest in Drykon. However, there are matters in the agreement requiring the unanimous vote of all directors resulting in Pyxis only holding a 50% share of the voting rights for these specific matters. A number of these matters that require a unanimous vote have been determined by the management to relate to activities that significantly affect the economic performance of Drykon and are considered by the management to be participating rights rather than protective in nature. Based on the above and the relevant guidance under ASC 810 “Consolidation”, management has assessed that Drykon is a VIE. Further, management assessed that Pyxis is the primary beneficiary of Drykon and therefore consolidates Drykon because (i) Pyxis has the power to direct the activities of Drykon that most significantly affect its economic performance through decisions made by its majority of the Board of Directors and (ii) Pyxis has the obligation to absorb losses of, and the right to receive benefits from, Drykon that could potentially be significant through its 60% equity interest and its guarantee of up to 60% of the outstanding indebtedness of Drykon’s wholly-owned subsidiary, Dryone Corp. The fact that the remaining 40% interest is held by a related party of the Company’s Chief Executive Officer and Chairman was also considered in management’s analysis under ASC 810. No gain or loss was recognized upon the initial consolidation of the VIE. Drykon is the 100% owner of Dryone Corp., which owns the vessel Konkar Ormi, a 2016 Japanese built 63,250 dwt Ultramax carrier. The acquisition of the vessel was financed through a combination of equity contribution and external loan. Pyxis serves as a guarantor for an amount not exceeding 60% of the then outstanding indebtedness of Drykon’s wholly-owned subsidiary, Dryone Corp., under its external loan. For the years ended December 31, 2023, 2024 and 2025, Drykon recorded net losses of $502 and $541 and net income of $169, respectively, of which $301, $325 and $101 were attributable to Pyxis and $201, $216 and $68, respectively, were attributable to non-controlling interest (“NCI”). The VIE’s assets and liabilities that have been consolidated in the accompanying Consolidated Balance Sheets are analyzed per classification as follows:

Drykon	December 31,	December 31,
	2024	2025
Total current assets	$1,723	$1,045
Total fixed assets, net	26,730	25,385
Total assets:	$28,453	$26,430

Total current liabilities	$2,364	$1,345
Total non-current liabilities	15,832	14,659
Total stockholders’ equity	10,257	10,426
Total liabilities and stockholders’ equity	$28,453	$26,430

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: -Continued:

On June 28, 2024, the Company completed the acquisition of an 82,099 dwt eco-efficient Kamsarmax dry-bulk carrier built in 2015 at Jiangsu New Yangzi Shipbuilding, through the 60% equity interest in the newly incorporated entity Accuship Maritime Ltd. for a consideration of $7,320 in cash, and the issuance of 267,857 restricted common shares of the Company to the seller of the vessel acquired, Eightytwo Corp., an entity controlled by our Chairman and Chief Executive Officer. Upon acquisition of the Konkar Venture from Eightytwo Corp. in a transaction among entities under common control, the Company recognized the $8,875 excess of the consideration transferred over the seller’s vessel book value at the transaction date, as a deemed dividend, which was allocated to Pyxis Tankers’ equity and non-controlling interests’ equity in accordance with their ownership percentages. The remaining 40% was acquired by an entity related to the Company’s Chief Executive Officer and Chairman for a consideration of $5,880 in cash. An Agreement has been signed among the shareholders of Accuship pursuant to which all matters about Accuship’s structure, operations and governance are determined and agreed in writing. Management assessed the terms of the agreement and concluded that there is disproportionality in between the financial interest and voting rights of the Company. More specifically, Pyxis owns 60% of the equity interest in Accuship. However, there are matters in the agreement requiring the unanimous vote of all directors resulting in Pyxis only holding a 50% share of the voting rights for these specific matters. A number of these matters that require a unanimous vote have been determined by the management to relate to activities that significantly affect the economic performance of Accuship and are considered by the management to be participating rights rather than protective in nature. Based on the above and the relevant guidance under ASC 810, “Consolidation,” management has assessed that Accuship is a VIE. Further, management assessed that Pyxis is the primary beneficiary of Accuship and therefore consolidates Accuship because (i) Pyxis has the power to direct the activities of Accuship that most significantly affect its economic performance through decisions made by its majority of the Board of Directors and (ii) Pyxis has the obligation to absorb losses of, and the right to receive benefits from, Accuship that could potentially be significant through its 60% equity interest and its guarantee of up to 60% of the outstanding indebtedness of Accuship’s wholly-owned subsidiary, Drythree Corp. The fact that the remaining 40% interest is held by a related party of the Company’s Chief Executive Officer and Chairman was also considered in management’s analysis under ASC 810. No gain or loss was recognized upon the initial consolidation of the VIE. Accuship is the 100% owner of the entity Drythree Corp., owner of the vessel Konkar Venture. The acquisition of the vessel was financed through a combination of equity contribution and external loan. Pyxis serves as a guarantor for an amount not exceeding 60% of the then outstanding indebtedness of Accuship’s wholly-owned subsidiary, Drythree Corp., under its external loan. For the years ended December 31, 2024 and December 31, 2025 Accuship recorded a net loss of $361 and $316, respectively, of which $217 and $189 were attributable to Pyxis and $144 and $127 were attributable to the non-controlling interest (“NCI”). The VIE’s assets and liabilities that have been consolidated in the accompanying Consolidated Balance Sheets are analyzed per classification as follows:

Accuship	December 31,	December 31,
	2024	2025
Total current assets	$726	$1,291
Total fixed assets, net	20,563	19,630
Total other non-current assets	—	580
Total assets:	$21,289	$21,501

Total current liabilities	$1,415	$3,178
Total non-current liabilities	14,529	13,294
Total stockholders’ equity	5,345	5,029
Total liabilities and stockholders’ equity	$21,289	$21,501

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

(c) Comprehensive Income: The Company follows the provisions of ASC 220 “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Company had no transactions which affect comprehensive income during the years ended December 31, 2023, 2024 and 2025 and accordingly, comprehensive income was equal to net income.

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar as the Company’s vessels operate in international shipping markets and, therefore, primarily transact business in U.S. dollars. The Company’s accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Resulting gains or losses are included in Vessel operating expenses in the accompanying Consolidated Statements of Comprehensive Income. All amounts in the Consolidated Financial Statements are presented in thousand U.S. dollars rounded to the nearest thousand.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

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

(f) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the claim is not subject to litigation. The Company assessed the provisions of ASC 326 regarding the collectability of insurance claims recoveries and concluded that there is no material impact on the Company’s Consolidated Financial Statements as of December 31, 2024 and 2025, and thus no provision for credit losses was recorded as of those dates.

(g) Cash and Cash Equivalents, Time Deposits and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Time deposits with an original maturity of more than three months are separately presented as time deposits. During the years ended December 31, 2024 and 2025, the Company placed new time deposits exceeding three months of $19,500 and $32,000, respectively, and during the same periods, deposits of $22,500 and $31,000 matured. Restricted cash is associated with pledged retention accounts in connection with the loan repayments and minimum liquidity requirements under the loan agreements discussed in Note 8 and is presented separately in the accompanying Consolidated Balance Sheets. The Company assessed the provisions of ASC 326 for cash equivalents, time deposits, and restricted cash and concluded that the impact on the Company’s Consolidated Financial Statements as of December 31, 2024 and 2025 was immaterial and thus no provision for credit losses was recorded as of those dates.

(h) Income Taxes: Neither Pyxis Tankers Inc. nor any of its subsidiaries are subject to income taxes. More specifically, under the laws of the Republic of the Marshall Islands, the country of incorporation of the Company and, as of December 31, 2024 and 2025, all of the Company’s vessel-owning companies, and/or the vessels’ registration, the vessel-owning companies and Pyxis Tankers Inc. as well, are not liable for any Marshall Islands income tax on their income.

Under the laws of the Republic of Malta, the country of incorporation of certain of the Company’s vessel-owning companies, and/or the vessels’ registration during the years ended December 31, 2023, these vessel-owning companies were not liable for any Maltese income tax on their income derived from shipping operations, the only operations they had in Malta.

The vessel-owning companies with vessels that have called on the United States during the relevant years of operation are obliged to file income tax returns with the Internal Revenue Service. The applicable income tax would be 50% of 4% of U.S. related gross transportation income unless an exemption applies. The Company believes that based on current legislation the relevant vessel-owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related vessel-owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel-owning companies are residents of a country granting an equivalent exemption to U.S. persons. The Company and each of its vessel-owning subsidiaries believe that they qualify for this statutory tax exemption for the 2021 through 2025 taxable years (the tax years that remain subject to examination) and accordingly, the Company believes that it is not subject to U.S. federal income tax. The Company has taken this position for United States federal income tax return reporting purposes.

The Company also believes the vessel owning companies are exempt from income taxes in the other ports where they have called under various exemptions for the shipping industry. Instead, a non-income-based tax is levied in certain of the countries where the vessels trade based on their tonnage, which is included in Vessel operating expenses in the accompanying Consolidated Statements of Comprehensive Income.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: -Continued:

(i) Inventories: Inventories consist of lubricants and bunkers (where applicable) on board the vessels, which are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out (“FIFO”) method.

(j) Trade Accounts Receivable, Net and Hire Collected in Advance: Under spot voyage charters, the Company normally issues its invoices to charterers at the completion of the voyage. Invoices are due upon issuance of the invoice. Since the Company satisfies its performance obligation over the time of the spot charter, the Company recognizes its unconditional right to consideration in trade accounts receivable, net of an allowance for credit losses. Trade accounts receivable from spot voyage charters as of December 31, 2024 and 2025, amounted to $4,609 and $4, respectively. The allowance reduction for expected credit losses at December 31, 2024 and 2025 was $22 and nil, respectively (Note 2(k)). Under time charter contracts, the Company normally issues invoices on a monthly basis 30 days in advance of providing its services. Trade accounts receivable from time charters as of December 31, 2024 and 2025, amounted to $453 and $2,003, respectively. Hire collected in advance includes cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. The hire collected in advance as of December 31, 2024 and 2025, was $111 and $597, respectively and concerns hire received in advance from time charters.

(k) Allowance reduction for credit losses: The Company evaluates credit losses on financial assets within the scope of ASC 326 using a forward-looking expected credit loss model. Trade receivables arising from voyage charters and other revenue contracts accounted for under ASC 606 are within the scope of ASC 326. Receivables arising from operating leases (time charters) are evaluated under ASC 842 and are not included in the ASC 326 allowance. The Company assesses collectability based on a combination of historical loss experience, aging/past-due status, customer-specific information, current market conditions, and reasonable and supportable forecasts, and evaluates receivables on a pooled basis when similar risk characteristics exist and individually when specific collectability issues are identified. The allowance for expected credit losses is recorded as a reduction of trade accounts receivable and changes in the allowance, if any, are recognized in the Consolidated Statements of Comprehensive Income.

As of December 31, 2024 and December 31, 2025, the allowance for expected credit losses was $22 and nil, respectively (Note 2(j)). The nil allowance at December 31, 2025 primarily reflects that during 2025 the Company’s fleet was employed mainly on time charters, and therefore the Company did not have material receivables within the scope of ASC 326, including demurrage receivables. For the year ended December 31, 2024, a net allowance reduction of $38 was recognized in the accompanying Consolidated Statements of Comprehensive Income. For the year ended December 31, 2025, a net allowance reduction of $22 was recognized, which reversed the allowance balance existing as of December 31, 2024, resulting in a nil allowance balance at December 31, 2025.

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

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessels’ remaining estimated economic useful life, after considering the estimated residual value. A vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton which is assessed at $0.34/ton. The Company estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. In the event that future regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life will be adjusted at the date such regulations are adopted.

(m) Impairment of Long-Lived Assets: The Company reviews its long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount plus the unamortized dry-dock and special survey balances of these assets may not be recoverable.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

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

To the extent impairment indicators are present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed days and an estimated daily future charter rate for the uncontracted days based on the ten year average historical charter rates, of similar type and size vessels, for the period up to the end of the estimated useful life of the vessel. When the ten year average of historical charter rates is not available for a type of vessel, the Company uses the average of historical charter rates of the available period, expected outflows for vessels’ operating expenses, planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, pursuant to the Company’s existing group management agreement, and fleet utilization. The residual value used in the impairment test is estimated to be $0.34 per lightweight ton in accordance with the vessels’ depreciation policy.

Should the carrying value plus the unamortized dry-dock and survey balance of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying value plus the unamortized dry-dock and survey balance of the vessel over the fair market value of the asset. The Company determines the fair value of its vessels primarily based on third-party valuations, while also considering available market data, including reported vessel sale and purchase transactions and broker market information.

The Company reviews the carrying values of its vessels, together with their unamortized dry-docking and special survey balances, for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When indicators of impairment are present and the estimated future undiscounted net operating cash flows are less than the carrying value of the vessels plus the unamortized dry-docking and special survey balances of those vessels, the carrying value is reduced to its estimated fair value, and the difference is recorded as an “Impairment loss” in the consolidated statements of comprehensive income. None of the Company’s vessels were classified as held for sale as of December 31, 2024 and 2025.

(n) Long-lived Assets Classified as Held for Sale: The Company classifies long-lived assets and disposal groups as being held-for-sale in accordance with ASC 360, “Property, Plant and Equipment”, when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held-for-sale are measured at the lower of their carrying amount or fair value less costs to sell. According to ASC 360-10-35, the fair value less costs to sell of the long-lived asset (disposal group) should be assessed at each reporting period it remains classified as held-for-sale. Subsequent changes in the long-lived asset’s fair value less costs to sell (increase or decrease) would be reported as an adjustment to its carrying amount, not exceeding the carrying amount of the long-lived asset at the time it was initially classified as held-for-sale. These long-lived assets are not depreciated once they meet the criteria to be classified as held-for-sale and are classified in current assets on the Consolidated Balance Sheet. No long-lived assets were classified as held for sale as of December 31, 2024 and 2025.

(o) Financial Derivative Instruments: The Company enters into interest rate derivatives to manage its exposure to fluctuations of interest rate risk associated with its borrowings, from time to time. All derivatives are recognized in the Consolidated Financial Statements at their fair value. The fair value of the interest rate derivatives is based on a discounted cash flow analysis. When such derivatives do not qualify for hedge accounting, the Company recognizes their fair value changes in current period earnings. When the derivatives qualify for hedge accounting, the Company recognizes the effective portion of the gain or loss on the hedging instrument directly in other comprehensive income/(loss), while the ineffective portion, if any, is recognized immediately in current period earnings. The Company, at the inception of the transaction, documents the relationship between the hedged item and the hedging instrument, as well as its risk management objective and the strategy of undertaking various hedging transactions. The Company also assesses at hedge inception whether the hedging instruments are highly effective in offsetting changes in the cash flows of the hedged items.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies: -Continued:

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or its designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the Consolidated Statements of Comprehensive Income/(loss). If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the current period’s Consolidated Statements of Comprehensive Income as financial income or expense.

(p) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred at the yard and parts used in the dry-docking or special survey, are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the shipyard and costs incurred in the dry-docking or special survey. If a dry-dock or a survey is performed prior to the scheduled date, any remaining unamortized balances of the previous dry-dock and survey are immediately written off. Unamortized dry-dock and survey balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as assets held for sale and are not recoverable as of the date of such classification are immediately written off and included in the resulting gain or loss on vessels held for sale.

(q) Interest Income, Interest and Finance Costs: The Company incurs interest expense on outstanding indebtedness under its existing credit facilities, which is included in interest and finance costs. Finance costs also include financing and legal costs in connection with establishing and amending those facilities, which are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Costs associated with new loans or refinancing of existing ones, which meet the criteria for debt modification, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as a direct deduction from the carrying amount of the debt liability. Such costs are deferred and amortized to interest and finance costs in the Consolidated Statements of Comprehensive Income during the life of the related debt using the effective interest method. For loans repaid or refinanced that meet the criteria for debt extinguishment, the difference between the settlement price and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) is recognized as a gain or loss from debt extinguishment in the Consolidated Statements of Comprehensive Income. Commitment fees relating to undrawn loan principal are expensed as incurred. Further, the Company earns interest on cash deposits in interest-bearing accounts and on interest-bearing securities, which is included in interest income. The Company may incur additional interest expense in the future on its outstanding borrowings and under future borrowings. Interest income from time deposits for the years ended December 31, 2023, 2024 and 2025 amounted to $1,240, $2,312 and $1,792, respectively, and is presented separately in the accompanying Consolidated Statements of Comprehensive Income. The unamortized portion of deferred debt issuance costs is presented as a direct deduction from the corresponding debt liability.

(r) Fair Value Measurements: The Company follows the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:

● Level 1: Quoted market prices in active markets for identical assets or liabilities;

● Level 2: Observable market- based inputs or unobservable inputs that are corroborated by market data;

● Level 3: Unobservable inputs that are not corroborated by market data.

(s) Segment Reporting: The Company has determined that it operates under two reportable segments, one relating to its operations of the medium range tanker vessels and one to the operations of the dry-bulk vessels. Segment results are evaluated based on segment’s profit/(loss) (see also note 15). Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

2. Significant Accounting Policies: – Continued:

(t) Net income per common share: Basic net income per common share is computed by dividing the net income attributable to common shareholders by the weighted average number of common shares outstanding during the period.

The computation of diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. The treasury stock method is used to compute the dilutive effect of warrants and shares issued under the equity incentive plan and the Promissory Note. The if-converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the Series A Convertible Preferred Shares into common shares. Potential common shares that have an anti-dilutive effect (i.e. those that increase net income per common share or decrease loss per share) are excluded from the calculation of diluted net income per common share.

(u) Revenues, net: The Company generates its revenues from charterers. The vessels are chartered using either spot voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate.

The following table presents the Company’s revenue disaggregated by revenue source, net of commissions, for the years ended December 31, 2023, 2024 and 2025:

	Year ended December 31,
	2023	2024	2025
Revenues derived from spot voyage charters, net	$12,665	$19,769	$2,041
Revenues derived from time charters, net	32,803	31,773	36,953
Revenues, net	$45,468	$51,542	$38,994

Revenue from customers (ASC 606): The Company assessed its contracts with charterers for spot voyage charters and concluded that there is a single performance obligation for each spot charter, which is to provide the charterer with ocean transportation services from loading to discharge within a specified time period. In addition, the Company has concluded that a spot charter meets the criteria to recognize revenue over time as the charterer simultaneously receives and consumes the benefits of the Company’s performance. The Company’s method of revenue recognition is on a load-to-discharge basis; accordingly, voyage revenues are recognized from loading of the current spot charter through discharge of the current spot charter, and no voyage revenues are recognized during ballast periods between voyages (i.e., from discharge of the prior spot charter to loading of the current spot charter). Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the spot charter. The Company has determined that demurrage represents variable consideration and estimates demurrage at contract inception. Demurrage income estimated, net of address commission, is recognized over the charter period as the performance obligation is satisfied.

Under a spot charter, the Company incurs and pays for certain voyage expenses, primarily consisting of brokerage commissions, port and canal costs and bunker consumption, during the spot charter (load-to-discharge) and during the ballast voyage (date of previous discharge to loading, assuming a new charter has been agreed before the completion of the previous spot charter). The Company accounts for voyage costs incurred during the ballast voyage as costs to fulfill a contract and records such costs as an asset (“deferred voyage costs”), which is amortized over the related spot charter on a load-to-discharge basis, consistent with the recognition of voyage revenues; voyage costs incurred during the spot charter are expensed as incurred. Under ASC 606 and ASC 340-40, incremental costs of obtaining a contract with a customer would be capitalized and amortized as the performance obligation is satisfied if the applicable criteria are met; however, the Company has adopted the practical expedient in the guidance and expenses such costs as incurred for the Company’s spot voyage charters that do not exceed one year. Vessel operating expenses are expensed as incurred. In addition, pursuant to ASC 606 and ASC 842 (discussed below), the Company presents revenues net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by the Company and the Company does not receive a distinct good or service in exchange, these commissions are presented as a reduction of revenue in the accompanying Consolidated Statements of Comprehensive Income. The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less, in accordance with the optional exception in ASC 606.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

2. Significant Accounting Policies: – Continued:

Leases: The Company has assessed time charter contracts under the criteria imposed by ASC 842 and has concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. The Company has concluded that the criteria for not separating the lease and non-lease components of its time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels, is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. Accordingly, revenues from time charter contracts are recognized on a straight-line basis over the term of the lease. After the lease commencement date, the Company evaluates lease modifications, if any, that could result in a change in the accounting for leases. For a lease modification, an evaluation is performed to determine if it should be treated as either a separate lease or a change in the accounting of an existing lease. Brokerage and address commissions on time charter revenues are deferred and amortized over the related time charter period, to the extent revenue has been deferred, since commissions are earned as revenues are earned, and are presented in voyage expenses and as a reduction to voyage revenues (see above), respectively. Vessel operating expenses are expensed as incurred. As per the accounting policy election, the Company expenses other contract fulfillment costs for time charters under ASC 340-40 as incurred.

Revenues for the years ended December 31, 2023, 2024 and 2025, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

Charterer	Year ended December 31,
	2023	2024	2025
A (*)	24%	31%	—
B (*)	43%	20%	—
C (*)	—	15%	—
D (*)	18%	—	20%
E (*)	—	—	22%
F (*)	—	—	11%
Total	85%	66%	53%

*	Tanker vessels segment

(v) Restricted Cash: The Company follows the provisions of ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that the statement of cash flows explain the change in the total of cash and cash equivalents and restricted cash. Restricted cash of $1,350 as of December 31, 2024 and 2025, respectively, remained unchanged, and has been aggregated with cash and cash equivalents in both the beginning-of-year and end-of-year line items of the consolidated statements of cash flows for each of the periods presented (Note 8).

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the accompanying Consolidated Balance Sheets that sum to the total of the same such amounts that are presented in the accompanying Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2024 and 2025.

	As of December 31,
	2023	2024	2025
Cash and cash equivalents	$34,539	$21,243	$35,555
Restricted cash, net of current portion	1,800	1,350	1,350
Total cash and cash equivalents and restricted cash	$36,339	$22,593	$36,905

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

2. Significant Accounting Policies: – Continued:

(w) Short-term investments: Short-term investments consist of short-term time deposits with no early redemption feature and with maturities in excess of three months but less than twelve months at the time of purchase and are stated at amortized cost, which approximates their fair value due to their short-term nature.

As of December 31, 2024 and 2025 short-term investment in cash time deposits amounted to $17,000 and $18,000, respectively. The Company assessed the provisions of ASC 326 for short-term time deposits and concluded that the impact on the Company’s Consolidated Financial Statements as of December 31, 2024 and 2025 is immaterial and thus no provision for credit losses was recorded as of those dates.

(x) Business combinations: The Company follows the provisions of ASU No. 2017-01, “Business Combinations” (Topic 805) which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance, to be considered a business, a set must include an input and a substantive process that together significantly contribute to the ability to create outputs. This ASU provides a screen to determine when a set of assets and activities does not constitute a business.

(y) Debt Modifications and Extinguishments: The Company follows the provisions of ASC 470-50, Modifications and Extinguishments, to account for all modifications or extinguishments of debt instruments, except debt that is extinguished through a troubled debt restructuring or a conversion of debt to equity securities of the debtor pursuant to conversion privileges provided in terms of the debt at issuance. This standard also provides guidance on whether an exchange of debt instruments with the same creditor constitutes an extinguishment and whether a modification of a debt instrument should be accounted for in the same manner as an extinguishment. In circumstances where an exchange of debt instruments or a modification of a debt instrument does not result in extinguishment accounting, this standard provides guidance on the appropriate accounting treatment. In evaluating whether an amendment or refinancing with the same creditor should be accounted for as a modification or an extinguishment, the Company applies the cash flow test prescribed by ASC 470-50, including the effect of any fees paid to, or received from, the creditor. If a debt transaction is accounted for as a modification, the Company does not recognize a gain or loss; instead, the existing unamortized deferred financing costs (and any unamortized discount or premium, if applicable) are carried forward and amortized as interest expense over the revised term of the amended debt, together with any incremental debt issuance costs.

During the year ended December 31, 2025, the refinancings of the Company’s secured loans with Alpha Bank S.A. for Eleventhone Corp. (Pyxis Lamda) and Seventhone Corp. (Pyxis Theta) were accounted for as modifications. “Loss from debt extinguishment” of $379, nil and nil was recognized in the accompanying Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2024 and 2025, respectively.

(z) Distinguishing Liabilities from Equity: The Company follows the provisions of ASC 480 “Distinguishing Liabilities from Equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. The Company in its assessment of the accounting for the Series A Convertible Preferred Shares and warrants issued in connection with the October 13, 2020 public offering and the July 16, 2021, follow-on offering, has taken into consideration ASC 480 “Distinguishing Liabilities from Equity” and determined that the Series A Convertible Preferred Shares and warrants should be classified as equity instead of liabilities (Note 9). The Company further analyzed key features of the Series A Convertible Preferred Shares and detachable warrants to determine whether these instruments are more akin to equity or debt and concluded that the Series A Convertible Preferred Shares and warrants are equity-like. In its assessment, the Company identified certain embedded features and examined whether they meet the definition of a derivative under ASC 815 or otherwise affect classification. Derivative accounting was deemed inappropriate and, therefore, no bifurcation of these features was performed.

Share Repurchases: The Company accounts for repurchases of its common shares at cost. Repurchased shares are classified as treasury stock until retired and are presented as a reduction of shareholders’ equity. The cost of treasury stock includes incremental direct transaction costs, such as brokerage commissions. Treasury shares remain issued but are not considered outstanding; accordingly, common shares presented as “issued and outstanding” exclude treasury shares. If and when treasury shares are retired, the Company reclassifies the related cost within shareholders’ equity in accordance with U.S. GAAP.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

2. Significant Accounting Policies: – Continued:

From January 1, 2025 through January 30, 2025, the Company repurchased 67,534 common shares under its previously authorized repurchase program, which was initially approved on May 11, 2023 for up to $2.0 million and increased on May 16, 2024 to an aggregate authorization of $3.0 million. This prior authorization was fully utilized as of January 30, 2025. From November 19, 2025 through December 31, 2025, the Company repurchased 67,004 common shares under a new Board-authorized program approved on November 19, 2025 for up to $3.0 million. All repurchased shares were recorded as treasury stock at cost and reflected as a reduction of shareholders’ equity. As of December 31, 2025, these repurchased shares had not been cancelled and were held as treasury shares, accordingly, they were excluded from the Company’s common shares outstanding.

(aa) Share based payments: The Company has issued restricted share awards which are measured at their grant date fair value and are not subsequently re-measured. Compensation cost is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). Forfeitures of awards are accounted for when and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(ab) Repurchase and Retirement of Company’s Preferred Shares: All Company’s preferred shares re-purchased are immediately cancelled and retired, and the Company’s share capital is accordingly reduced. Any difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock represents a return to (from) the preferred stockholder that should be treated in a manner similar to the treatment of dividends paid on preferred stock. If the fair value of the consideration transferred plus any direct costs incurred in relation to the redemption, is more than the carrying amount of the preferred shares redeemed (net of any issuance costs), the difference is debited to retained earnings as deemed dividend. In addition, any possible excess between the fair value of the consideration paid for the re-purchase of preferred shares and the carrying amount of the shares surrendered reduces the net income/(loss) from continuing operations to arrive at the net income/(loss) available to common stockholders from continuing operations.

(ac) Accounting for transactions under common control: A common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact that common control transactions do not result in a change of control at the ultimate parent or controlling shareholder level, the Company does not account for them at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred. Any difference in the fair value of cash and non-cash consideration paid by the transferee versus the historical costs of the assets transferred to the transferee is recorded as an adjustment to equity by the transferee.

(ad) New Accounting Pronouncements – Not Yet Adopted: In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the income statement. The amendments primarily affect disclosure requirements (and do not change expense recognition or income statement presentation) and generally require disaggregation, in the notes, of relevant expense captions into prescribed natural expense categories, as well as disclosures about selling expenses. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of this standard on its financial statements.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.” This standard clarifies the measurement of expected credit losses for accounts receivable and contract assets within its scope. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

2. Significant Accounting Policies: – Continued:

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements.” The amendments clarify the applicability of Topic 270 to interim financial statements and notes prepared in accordance with GAAP, provide a comprehensive list of interim disclosure requirements and add a disclosure principle requiring disclosure of events and changes since the end of the most recent annual reporting period that have a material impact on the entity. For public business entities, the amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” The amendments clarify, correct errors in, and make minor improvements to various topics in the FASB Accounting Standards Codification. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.

3. Transactions with Related Parties:

The Company uses the services of Maritime (see Note 1 for its full legal name and the nature of its relationship with the Company), a tanker ship management company with its principal office in Greece and an office in the U.S.A. Maritime is engaged under separate management agreements directly by the Company’s respective subsidiaries to provide a wide range of shipping services, including but not limited to, chartering, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel. For the ship management services, Maritime charges a fee payable by each subsidiary of $325 per day per vessel (the initial base rate) while the vessel is in operation including any pool arrangements and $450 per day per vessel (the initial base rate) while the vessel is under construction, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “Ship-management Fees”). In addition, Maritime charges the Company a commission rate of 1.25% on all charter agreements arranged by Maritime, and 1% of the price of any vessel sale. Maritime also provides administrative services to the Company, such as executive, financial, accounting and other administrative services, including to the Company’s dry bulk Joint Ventures for which it is paid $150 per day/ per vessel.

The management agreements for the vessels had an initial term of five years. For the Pyxis Theta, the base term expired on December 31, 2017, and the agreement was automatically renewed for consecutive five-year periods, unless terminated by either party upon three months’ notice. For the Pyxis Karteria and the Pyxis Lamda, the base term expire on December 31, 2026.

Maritime also provides administrative services to the Company, which include, among other, the provision of the services of the Company’s Chief Executive Officer, Chief Financial Officer, General Counsel and Corporate Secretary, Chief Operating Officer, one or more internal auditor(s) and a secretary, as well as the use of office space in Maritime’s premises through a Head Management Agreement (the “Head Management Agreement”). The Head Management Agreement with Maritime commenced on March 23, 2015 and continued through March 23, 2020. Following the initial expiration date and the first 5-year period extension ended March 23, 2025, the Head Management Agreement was automatically renewed for a five-year period (unless terminated by either party on 90 days’ notice) ending March 23, 2030. Under the Head Management Agreement, the Company pays Maritime a fixed fee of $1,600 annually (the initial base rate) (the “Administration Fees”). In the event of a change of control of the Company during the management period or within 12 months after the early termination of the Head Management Agreement, then the Company will pay to Maritime an amount equal to 2.5 times the then annual Administration Fees. Pursuant to the amendment of this agreement on March 18, 2020, in the event of such change of control and termination, the Company shall also pay to Maritime an amount equal to 12 months of the then daily Ship-management Fees.

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

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

3. Transactions with Related Parties: – Continued:

Accordingly, the ship management fees and administration fees have been adjusted from the initial base rates described above, as follows: Effective January 1, 2023, following the average inflation rate in Greece of 9.65% in 2022, ship management fees and administration fees were adjusted to $368 per day per vessel and $1.8 million per annum, respectively. Effective January 1, 2024, following the average inflation rate in Greece of 3.5% in 2023, ship management fees and administration fees were adjusted to $381 per day per vessel and $1.9 million per annum, respectively. Effective January 1, 2025, following the average inflation rate in Greece of 2.74% in 2024, ship management fees and administration fees were adjusted to $391 per day per vessel and $1.9 million per annum, respectively. In addition, during 2025, the Company paid Maritime a one-time bonus of $3.0 million in respect of prior years’ performance, which was approved in June 2025, and no commitment to pay such bonus existed during the year ended December 31, 2024. The respective amount was included in general and administrative expenses in the accompanying Consolidated Statements of Comprehensive Income. No such payments were made during the years ended December 31, 2023 and 2024.

The Company uses the services of Konkar Agencies (see Note 1 for its full legal name and the nature of its relationship with the Company), a dry-bulk ship management company with its principal office in Greece. Konkar Agencies is engaged under separate management agreements directly by the Company’s respective ship-owning companies to provide a wide range of shipping services, including, but not limited to, chartering, technical, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel. For the ship management services, Konkar Agencies charges a fee payable by each subsidiary of $850 per day per vessel while the vessel is in operation including any pool arrangements, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “Ship-management Fees”). In addition, Konkar Agencies charges the Company a commission rate of 1.25% on all charter agreements arranged by Konkar Agencies. The management agreements for the Konkar Ormi, Konkar Asteri and Konkar Venture have an initial term of five years and expire in September 2029, February 2030 and June 2030, respectively. The management agreements will automatically be renewed for consecutive five year periods, or until terminated by either party on three months’ notice. Fees are adjusted annually according to the official inflation rate in Greece (effective January 1 of each year).

The following amounts were charged by Maritime pursuant to the head management and ship management agreements and by Konkar Agencies pursuant to the ship management agreements with the ship-owning company of vessels Konkar Ormi, Konkar Asteri and Konkar Venture and are included in the accompanying Consolidated Statements of Comprehensive Income:

	Year ended December 31,
	2023	2024	2025
Included in Voyage related costs and commissions
Charter hire commissions	$575	$644	$486

Included in Management fees, related parties
Ship-management Fees	728	1,177	1,384

Included in General and administrative expenses
Administration Fees	1,812	1,958	2,036

Total	$3,115	$3,779	$3,906

As of December 31, 2024 and 2025, there was a balance due to Maritime of $908 and $242, respectively. Further, as of December 31, 2024 and 2025, there was a balance due to Konkar Agencies of $65 and $1,443, respectively. Relevant balances are reflected in Due to related parties, in the accompanying Consolidated Balance Sheets. The balances with Maritime and Konkar Agencies are non-interest bearing and have no stated maturity.

Further, the Company had an amended and restated Promissory Note in favor of Maritime Investors Corp. (“MIC”), originally issued in connection with the 2015 merger and further amended in December 2021 in connection with the acquisition of the Pyxis Lamda. The remaining outstanding balance was fully repaid on March 14, 2023. Interest charged on the related party Promissory Note for the years ended December 31, 2023, 2024 and 2025 amounted to $69, nil and nil, respectively, and is included in Interest and finance costs (see Note 14) in the accompanying Consolidated Statements of Comprehensive Income.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

3. Transactions with Related Parties: – Continued:

During 2023 and 2024, the Company entered into dry-bulk joint venture transactions with entities related to the Company’s Chairman and Chief Executive Officer, including the acquisition of the Konkar Ormi in 2023 and the acquisition of the Konkar Venture in 2024, the latter of which included cash consideration and the issuance of restricted common shares to the related party seller. For additional information, see Notes 2(a), 2(ac), 5, 8 and 9. No amounts were due to or due from related parties in connection with these transactions as of December 31, 2024 and December 31, 2025.

4. Inventories:

The amounts in the accompanying Consolidated Balance Sheets are analyzed as follows:

	December 31,	December 31,
	2024	2025
Lubricants	$542	$536
Bunkers	1,347	—
Total	$1,889	$536

5. Vessels, net:

The amounts in the accompanying Consolidated Balance Sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance January 1, 2024	$119,303	$(20,030)	$99,273

Vessel acquisition - “Konkar Asteri”	26,625	—	26,625
Vessel acquisition - “Konkar Venture”	21,007	—	21,007
Vessel additions	24	—	24
Depreciation	—	(6,904)	(6,904)
Balance December 31, 2024	$166,958	$(26,934)	$140,024

Balance January 1, 2025	$166,958	$(26,934)	$140,024

Vessel additions	869	—	869
Depreciation	—	(7,574)	(7,574)
Balance December 31, 2025	$167,827	$(34,508)	$133,319

As of December 31, 2023, 2024 and 2025, the Company evaluated its vessels for impairment indicators. For the year ended December 31, 2023, no impairment indicators were identified. For the years ended December 31, 2024 and 2025, for those vessels whose fair market values were lower than their carrying values plus unamortized dry-dock and special survey balances, the Company performed a recoverability assessment by estimating future undiscounted net operating cash flows and comparing them to the respective vessels’ carrying values plus unamortized dry-dock and special survey balances. Based on this assessment, no impairment charge was recorded for the years ended December 31, 2023, 2024 and 2025.

On March 23, 2023 the Company sold the “Pyxis Malou”, the 2009 built 50,667 dwt. MR product tanker, for a sale price of $24,800 in cash to an unaffiliated buyer located in the United Kingdom. After the repayment of the outstanding indebtedness secured by this vessel and the payment of various transaction costs, the Company received cash proceeds of $18,900 (Note 8), and recognized an accounting gain of $8,017 which is included in “Gain on sale of vessels, net” in the accompanying Consolidated Statements of Comprehensive Income.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

5. Vessels, net: – Continued:

On September 14, 2023 the Company took delivery of a 2016 Japanese built Ultramax dry-bulk carrier named Konkar Ormi, which commenced her initial charter on October 5, 2023. The purchase consideration of $28,500 was funded by a $19,000 secured five-year bank loan and cash equity (Note 8).

On December 15, 2023 the Company sold the “Pyxis Epsilon”, the 2015 built 50,295 dwt. product tanker, for $40,750 in cash. After the repayment of the outstanding indebtedness secured by the vessel (Note 8) and the payment of various transaction costs, the Company received cash proceeds of $26,800 and recognized an accounting gain of $17,108 which is included in “Gain on sale of vessels, net” in the accompanying Consolidated Statements of Comprehensive Income.

On February 15, 2024, the Company completed the acquisition of an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. This scrubber-fitted eco-vessel is geared with four cargo cranes and a ballast water treatment system. The $26,625 purchase price of the eco-efficient Kamsarmax was funded by a combination of secured bank debt of $14.5 million (see Note 8 for further details) and cash on hand. The vessel has been named the Konkar Asteri and commenced its commercial operations on February 29, 2024.

On June 28, 2024, the Company, through its subsidiary Accuship, which has been consolidated as a VIE as discussed in Note 2, completed the acquisition of an 82,099 dwt eco-efficient Kamsarmax dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding from a related party entity under common control with the Company’s Chairman and Chief Executive Officer. The $30,000 purchase price for the Konkar Venture, which is fitted with a ballast water treatment system, was funded by a combination of secured bank debt of $16,500 (see Note 8 for further details), $12,000 of cash, of which the Company contributed $7,320 in cash, and the issuance of 267,857 restricted common shares to the related party seller. Upon acquisition of the Konkar Venture, the difference between the fair value of the consideration paid (cash and non-cash) and the carrying amount of the vessel in the accounts of the sellers of $8,875 was considered a deemed dividend by the Company (of which, $7,493 was presented in financing cash flow activities and $1,382 was presented as non-cash supplemental cash flow information for the common share issuance) and was allocated to Pyxis Tankers equity and non-controlling interest’s equity in accordance with their ownership percentages.

During the year ended December 31, 2025, vessel additions primarily related to capitalized improvements and additions of $186 for the Konkar Asteri and $192 for the Konkar Venture performed during their respective special surveys and dry-dockings. In addition, as of December 31, 2025, the Company had capitalized work-in-progress of $476 related to vessel improvement expenditures for the Pyxis Karteria, which had been incurred as of year-end and for which the related work is expected to be completed during its special survey, which is scheduled to take place in the spring of 2026, and $15 related to work-in-progress for the Konkar Ormi, for which the related work is also expected to be completed during its special survey, which is scheduled to take place in the fourth quarter of 2026.

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 8.

6. Insurance claim receivable

In May 2024, the vessel Konkar Ormi sustained minor damage due to adverse weather conditions in Rio Grande, Brazil. As of December 31, 2024, the insurance claim receivable was $245. During 2025, the claim was finalized at $341 and was collected in August 2025; accordingly, there was no insurance claim receivable outstanding related to this matter as of December 31, 2025.

7. Deferred dry-dock and special survey costs, net:

The movement in Deferred dry-dock and special survey costs, net, in the accompanying Consolidated Balance Sheets are as follows:

	Year ended December 31,
	2023	2024	2025

Balance January 1,	$794	$1,622	$1,214
Additions	1,506	(26)	1,478
Amortization of special survey costs	(388)	(382)	(599)
Pyxis Malou write-off	(168)	—	—
Pyxis Epsilon write-off	(122)	—	—
Balance December, 31	$1,622	$1,214	$2,093

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

7. Deferred dry-dock and special survey costs, net: - Continued:

During the year ended December 31, 2023, Pyxis Theta and Pyxis Karteria completed their second special surveys at a cost of $700 and $806, respectively, for an aggregate of $1,506 of which $1,379 was paid as of December 31, 2023 and the remaining amount was paid during 2024. During 2025, Konkar Venture and Konkar Asteri performed their second special surveys at a cost of $798 and $679, respectively. Including other additions of $1, the aggregate cost for the year was $1,478. The amortization of the special survey costs is separately reflected in the accompanying Consolidated Statements of Comprehensive Income.

8. Long-term Debt:

The amounts shown in the accompanying Consolidated Balance Sheets at December 31, 2024 and 2025, are analyzed as follows:

	As of December 31,
Vessel (Borrower)	2024	2025
(a) “Pyxis Theta” (Seventhone)	$10,150	$14,750
(b) “Pyxis Karteria” (Tenthone)	12,800	11,600
(c) “Pyxis Lamda” (Eleventhone)	15,663	18,600
(d) “Konkar Ormi” (Dryone Corp.)	17,100	15,900
(e) “Konkar Asteri” (Drytwo Corp.)	13,600	12,400
(f) “Konkar Venture” (Drythree Corp.)	15,870	14,610
Total principal balance (gross)	$85,183	$87,860

The vessel-by-vessel amounts represent outstanding principal balances (gross). Long-term debt is presented in the Consolidated Balance Sheets net of unamortized deferred financing costs, as reconciled below.

	As of December 31,
	2024	2025
Principal balance (gross) - Current portion	$7,787	$8,160
Less current portion of unamortized deferred financing costs	(226)	(193)
Current portion of long-term debt, net of unamortized deferred financing costs	$7,561	$7,967

Principal balance (gross) - Non-current portion	$77,396	$79,700
Less non-current portion of unamortized deferred financing costs	(433)	(421)
Long-term debt, net of current portion and unamortized deferred financing costs	$76,963	$79,279

Summarized:
Principal balance (gross)	$85,183	$87,860
Less unamortized deferred financing costs (current and non-current)	(659)	(614)
Long-term debt, net of deferred financing costs (as presented in the Consolidated Balance Sheets)	$84,524	$87,246

(a) On December 17, 2025, Seventhone Corp. (“Seventhone”), which owns the Pyxis Theta, refinanced its secured loan with the existing lender, Alpha Bank S.A., in an amount of $14,750. The amended facility has a five-year maturity, provides for quarterly principal repayments of $450, and bears interest at Term SOFR plus a margin of 1.90% (previously priced at SOFR plus a margin of 2.40%). Standard collateral interests and customary covenants are incorporated in this facility. The facility is secured by, among other things, a first priority mortgage on the Pyxis Theta, and includes customary covenants, including minimum liquidity and a minimum security cover ratio, or MSC.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

8. Long-term Debt: – Continued:

As of December 31, 2024 and December 31, 2025, the outstanding balance was $10,150 and $14,750, respectively. As of December 31, 2025, the outstanding balance was repayable in 20 consecutive quarterly installments of $450 each, with the first installment due in March 2026, and the last installment accompanied by a balloon payment of $5,750 due in December 2030.

Covenants:

●	The borrower undertakes to maintain minimum deposit with the bank of $500 at all times.
●	The ratio of the corporate guarantor’s total liabilities to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of Seventhone or of the Company or any share therein or the Pyxis Theta, without the lender’s prior written consent, and at least 25% of the shares and voting rights in the corporate guarantor shall remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

(b) On March 13, 2023, Tenthone Corp. (“Tenthone”), which owns the Pyxis Karteria, refinanced its indebtedness with the existing lender, Piraeus Bank S.A., through a $15,500 five-year secured loan. The facility provides for quarterly principal repayments of $300 and bears interest at SOFR plus a margin of 2.70%. Standard collateral interests and customary covenants are incorporated in this facility. The facility is secured by, among other things, a first priority mortgage on the Pyxis Karteria, and includes customary covenants, including minimum liquidity and a minimum security cover ratio.

As of December 31, 2024 and December 31, 2025, the outstanding balance was $12,800 and $11,600, respectively. As of December 31, 2025, the outstanding balance was repayable in 9 consecutive quarterly installments of $300 each, with the last installment accompanied by a balloon payment of $8,900 due in March 2028.

Covenants:

●	The borrower undertakes to maintain with the bank an average deposit balance of at least $900, which is reduced to an average of $500 after six months.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of cash, cash equivalents and Promissory Note, if any) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis.
●	MSC is to be at least 130% of the respective outstanding loan balance.
●	Minimum cash and cash equivalent shall not be less than the greater of (i) $2 million and (ii) 3% of the total debt excluding Promissory Note, if any.

(c) On December 17, 2025, Eleventhone Corp. (“Eleventhone”), which owns the Pyxis Lamda, refinanced its secured loan with the existing lender, Alpha Bank S.A., in an amount of $18,600. The amended facility has a five-year maturity, provides for quarterly principal repayments of $375, and bears interest at Term SOFR plus a margin of 1.90% (previously priced at SOFR plus a margin of 2.40% following the July 30, 2024 margin reduction). Standard collateral interests and customary covenants are incorporated in this facility. The facility is secured by, among other things, a first priority mortgage on the Pyxis Lamda, and includes customary covenants, including minimum liquidity and a minimum security cover ratio.

As of December 31, 2024 and December 31, 2025, the outstanding balance of the loan relating to Pyxis Lamda was $15,663 and $18,600, respectively. As of December 31, 2025, the outstanding balance was repayable in 20 consecutive quarterly installments of $375 each, with the first installment due in March 2026, and the last installment accompanied by a balloon payment of $11,100 due in December 2030.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

8. Long-term Debt: – Continued:

Covenants:

●	The borrower undertakes to maintain minimum deposit with the bank of $750 at all times, (which reduced to the amount of $500, upon receipt of time charter employment for a period of at least six months).
●	The ratio of the corporate guarantor’s total liabilities to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrowers are entitled to distribute dividends to Pyxis.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of Eleventhone or of the Company or any share therein or the Pyxis Lamda, without the lender’s prior written consent, and at least 25% of the shares and voting rights in the corporate guarantor shall remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

(d) In connection with the acquisition of the Konkar Ormi, Dryone Corp. entered into a $19,000 five-year secured loan agreement with Piraeus Bank S.A., on September 11, 2023. The facility provides for quarterly principal repayments of $300 and bears interest at SOFR plus a margin of 2.35%. Standard collateral interests and customary covenants are incorporated in this facility. The facility is secured by, among other things, a first priority mortgage on the Konkar Ormi, and includes customary covenants, including minimum liquidity and a minimum security cover ratio.

As of December 31, 2024 and December 31, 2025, the outstanding balance of the loan relating to the Konkar Ormi was $17,100 and $15,900, respectively. As of December 31, 2025, the outstanding balance was repayable in 11 consecutive quarterly installments of $300 each, with the last installment accompanied by a balloon payment of $12,600 due in September 2028.

Covenants:

●	The borrower undertakes to maintain with the bank an average deposit balance of at least $300 for the preceding six month period, first tested on December 31, 2024, and semi-annually thereafter.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of cash, cash equivalents and Promissory Note, if any) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis.
●	MSC is to be at least 130% of the respective outstanding loan balance.
●	Minimum cash and cash equivalent shall not be less than the greater of (i) $2,000 and (ii) 3% of the total debt excluding Promissory Note, if any.

(e) In connection with the acquisition of the Konkar Asteri, Drytwo Corp. entered into a $14,500 five-year secured loan agreement with Alpha Bank S.A., on February 15, 2024. The facility provides for quarterly principal repayments of $300 and bears interest at SOFR plus a margin of 2.35% per annum. Standard collateral interests and customary covenants are incorporated in this facility. The facility includes customary covenants, including minimum liquidity and a minimum security cover ratio (“MSC”).

As of December 31, 2024 and December 31, 2025, the outstanding balance was $13,600 and $12,400, respectively. As of December 31, 2025, the outstanding balance was repayable in 13 consecutive quarterly installments of $300 each, with the last installment accompanied by a balloon payment of $8,500 due in February 2029.

Covenants:

●	The borrower undertakes to maintain minimum deposit with the bank of $350 at all times,
The ratio of the corporate guarantor’s total liabilities to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrowers are entitled to distribute dividends to Pyxis.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change of control shall be made directly or indirectly in the ownership, beneficial ownership, control or management of any of the borrower and the corporate guarantor or any share therein or the Konkar Asteri, as a result of which less than 100% of the shares and voting rights in each borrower are owned by the corporate guarantor or less than 25% of the shares and voting rights in the corporate guarantor will remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

8. Long-term Debt: – Continued:

(f) In end of June 2024, the Company acquired the 2015 Chinese built Kamsarmax dry-bulk carrier Konkar Venture. Upon delivery of the dry-bulk carrier, on June 28, 2024, Drythree entered into a $16,500 five-year secured loan agreement with Piraeus Bank S.A., on June 28, 2024 for the purpose of financing the vessel acquisition. The facility provides for quarterly principal repayments of $315 and bears interest at SOFR plus a margin of 2.15%. Standard collateral interests and customary covenants are incorporated in this facility. The facility includes customary covenants, including minimum liquidity and a minimum security cover ratio (“MSC”).

As of December 31, 2024 and December 31, 2025, the outstanding balance was $15,870 and $14,610, respectively. As of December 31, 2025, the outstanding balance was repayable in 14 consecutive quarterly installments of $315 each, with the last installment accompanied by a balloon payment of $10,200 due in June 2029.

Covenants:

●	The borrower undertakes to maintain with the bank an average deposit balance of at least $300 for the preceding six month period, first tested on December 31, 2024, and semi-annually thereafter.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of cash, cash equivalents and Promissory Note, if any) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis.
●	MSC is to be at least 130% of the respective outstanding loan balance.
●	Minimum cash and cash equivalent shall not be less than the greater of (i) $2,000 and (ii) 3% of the total debt excluding Promissory Note, if any.

Amounts presented in Restricted cash, non-current, in the Consolidated Balance Sheets related to minimum cash deposits required to be maintained under the Company’s debt agreements.

The annual principal payments required to be made after December 31, 2025, are as follows:

To December 31,	Amount
2026	$8,160
2027	8,160
2028	28,460
2029	22,930
2030	20,150
Total	$87,860

As of December 31, 2025, the Company was in compliance with the applicable financial and other covenants contained in its bank loan agreements described above.

Total interest expense on long-term debt and the Promissory Note (see Note 3) for the years ended December 31, 2023, 2024 and 2025, amounted to $5,552, $6,259 and $5,477, respectively, and is included in Interest and finance costs (Note 14) in the accompanying Consolidated Statements of Comprehensive Income. The Company’s weighted average interest rate (including the applicable margin) for the years ended December 31, 2023, 2024 and 2025, was 8.21%, 7.73% and 6.59% per annum, respectively. The 2023 weighted average interest rate included the effect of the Promissory Note discussed in Note 3.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

8. Long-term Debt: – Continued:

Unfunded commitments — “Hunting License” facility

On July 30, 2025, the Company entered into a commitment with Piraeus Bank S.A. for a “hunting license” loan facility of up to $45,000 to finance the potential acquisition of up to two vessels consisting of product tankers between 45-115K dwt. and/or dry bulk carriers between 60-85K dwt. Advances of up to 62.5% of a vessel’s purchase price may be drawn during a period of up to 18 months after the closing of the facility, with the remaining purchase consideration expected to be funded from cash on hand. Borrowings under the facility would bear interest at SOFR plus an average margin of 1.90%, and each advance would be amortized on a quarterly basis over five years from drawdown. The facility would be secured by, among other things, any vessels acquired with its proceeds and includes customary financial and other covenants. The Company is required to pay a nominal commitment fee to the lender during the drawdown availability period, and such fee was accrued as of December 31, 2025. No amounts were drawn under the facility as of December 31, 2025.

9. Equity Capital Structure and Equity Incentive Plan:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares and 50,000,000 preferred shares, of which 1,000,000 are authorized as Series A Convertible Preferred Shares. As of December 31, 2024 and 2025, the Company had a total of 10,553,399 common shares and 10,418,859 common shares outstanding, respectively, and nil Series A Convertible Preferred Shares issued and outstanding as of each date, each with a par value of USD 0.001 per share. The above outstanding common share counts are presented net of shares repurchased under the Company’s common share repurchase programs. As of December 31, 2024 and 2025, these repurchased shares had not been cancelled and were held as treasury shares, accordingly, they were excluded from the Company’s common shares outstanding. As of December 31, 2025, there were no detachable warrants outstanding.

On October 13, 2020, the Company announced the closing of its offering of 200,000 units at an offering price of $25.00 per Unit (the “Offering”). Each Unit was immediately separable into one 7.75% Series A Convertible Preferred Share and eight (8) detachable Warrants, each warrant exercisable for one common share, for a total of up to 1,600,000 common shares of the Company. Each Warrant was exercisable at an initial exercise price of $5.60 per share at any time prior to October 13, 2025 or, in case of absence of an effective registration statement, on a cashless basis based on a formula. Any Warrants that remained unexercised on October 13, 2025, expired worthless on that date. The Series A Convertible Preferred Shares were not redeemable at the option of the holders, did not have a stated redemption date, and were redeemed by the Company after October 13, 2023 at the liquidation preference of $25.00 per share in cash. On June 20, 2024, the Company redeemed 100,000 Series A Convertible Preferred Shares for $2.5 million in cash, and on October 20, 2024, the Company redeemed all remaining outstanding Series A Convertible Preferred Shares for an aggregate payment of $7.6 million in cash. Accordingly, no Series A Convertible Preferred Shares were outstanding as of December 31, 2024 and 2025.

The Series A Convertible Preferred Shares were classified within stockholders’ equity and the embedded conversion and redemption features were not bifurcated under ASC 815, Derivatives and Hedging.

Dividends on the Series A Convertible Preferred Shares were cumulative from and including the date of original issuance in the amount of $1.9375 per share each year, which is equivalent to 7.75% of the $25.00 liquidation preference per share. Dividends on the Series A Convertible Preferred Shares were paid monthly in arrears starting November 20, 2020, to the extent declared by the Board of Directors of the Company, through their redemption during 2024.

As compensation, the Company issued underwriter’s warrants pursuant to the October 8, 2020 Underwriting Agreement and accounted for these awards under ASC 718, Compensation—Stock Compensation, classified within stockholders’ equity.

In July 2021, the Company completed a follow-on public offering of additional Series A Convertible Preferred Shares, which formed a single series with and had the same terms and conditions as the Series A Convertible Preferred Shares issued on October 13, 2020.

During 2023, an aggregate of 45,842 of Series A Convertible Preferred Shares were converted into 204,819 registered common shares of the Company while no Warrants were exercised. At December 31, 2023, the Company had 403,631 outstanding Series A Convertible Preferred Shares and 1,591,062 detachable Warrants (excluding 4,683 underwriter’s Warrants to purchase 4,683 Series A Convertible Preferred Shares and 3,460 underwriter’s warrants to purchase 3,460 common shares which were outstanding as of December 31, 2023). During 2024, an aggregate of 460 of Series A Convertible Preferred Shares were converted into 2,053 registered common shares of the Company while no Warrants were exercised.

On June 20, 2024, the Company paid $2,500 for the redemption of 100,000 shares of its Series A Cumulative Convertible Preferred Stock. Upon this redemption, 100,000 PXSAP shares were cancelled by the Company.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

9. Equity Capital Structure and Equity Incentive Plan: – Continued:

On October 20, 2024, the Company fully redeemed all the outstanding shares of its Series A Convertible Preferred Shares for $7.6 million. Upon these redemptions, all the outstanding PXSAP shares were cancelled by the Company and cash dividends in respect of these shares were no longer payable. As the fair value of the PXSAP redemption was greater than the carrying amount, a retained earnings reduction of $2.68 million was recognized as a deemed dividend to the preferred shareholders in connection with the full PXSAP redemption. The Company’s obligation to pay dividends in respect of these shares ceased.

During the fourth quarter of 2024, non-tradable underwriter’s Warrants of 1,474 were exercised resulting in the issuance of 1,403 warrants to purchase 1,403 common shares.

At December 31, 2024, the Company had 1,592,465 detachable Warrants (excluding non-tradable underwriter’s common stock purchase warrants to purchase 109,129 common shares, of which 107,143 and 1,986 underwriter’s warrants had exercise prices of $8.75 and $5.60, respectively, and 4,683 underwriter’s Warrants to purchase 4,683 Series A Convertible Preferred Shares that remained outstanding as of December 31, 2024).

On October 13, 2025, the 1,592,465 detachable warrants (formerly NASDAQ Cap Mkts: PXSAW) issued in connection with the October 2020 Offering expired worthless in accordance with their original terms and ceased to trade on Nasdaq. No common shares were issued and no cash or non-cash proceeds were received by the Company as a result of the expiration. The expiration had no impact on the Company’s share capital or additional paid-in capital.

The Company has also issued to the placement agent 107,143 non-tradable warrants to purchase common shares, which became exercisable one hundred eighty (180) days after the closing date, or on August 23, 2021, and expired on the five-year anniversary of the closing date, or on February 24, 2026. These warrants remained outstanding with no exercises or other activity during the year ended December 31, 2025, and expired on February 24, 2026.

During the months of January through December 2023 and 2024 the Company declared and paid monthly cash dividends of $0.1615 per share for each outstanding Series A Convertible Preferred Share, which aggregated for the year ended to $797 and $586, respectively. No dividends were declared or paid on the Series A Convertible Preferred Shares during 2025 following the full redemption in October 2024.

On May 11, 2023, the Company’s Board authorized a common share repurchase program of up to $2.0 million for a period of six months through open market transactions. In November 2023, the Board of Directors authorized a six-month extension of the Repurchase Program through May, 2024. In May 2024, the Board of Directors authorized an increase of $1.0 million in incremental repurchase authority under the Repurchase Program, and also extended the program through May 16, 2025. During the year ended December 31, 2023, the Company repurchased 331,591 common shares at an average price of $3.68 per share, excluding brokerage commissions, utilizing $1.2 million under the authorized $2.0 million repurchase program. During the year ended December 31, 2024, the Company repurchased 331,558 common shares at an average price of $4.39 per share, excluding brokerage commissions, utilizing $1.5 million under the authorized $3.0 million repurchase program, as increased in May 2024.

On January 30, 2025, the Company fully utilized the remaining availability under the Company’s previously authorized $3.0 million common share repurchase program. From January 1, 2025 through January 30, 2025, the Company repurchased 67,534 common shares in the open market at an average price of $3.91 per share, excluding brokerage commissions, for an aggregate purchase price of $0.264 million. Since summer 2023, the Company has repurchased an aggregate of 730,683 common shares in the open market at an average cost of $4.03 per share, excluding commissions. As of January 30, 2025, no amounts remained available under the prior repurchase authorization.

In October 2015, the Company’s Board approved, and the Company adopted the Pyxis Tankers Inc. 2015 EIP for common shares (the “Plan” or “EIP”). The maximum aggregate number of shares of common stock that may be delivered pursuant to awards granted under the Plan during the ten-year term of the Plan will be 15% of the then-issued and outstanding number of shares of the Company’s common stock under the EIP. The Company’s employees, officers, directors and service providers are entitled to receive options to acquire the Company’s common stock. The EIP is administered by the Nominating and Corporate Governance Committee of the Company’s Board or such other committee of the Board as may be designated by the Board. Under the terms of the EIP, the Company’s Board is able to grant, (a) non-qualified stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units, (e) unrestricted stock grants, (f) other equity-based or equity-related awards and (g) dividend equivalents. No award may be granted under the EIP after the tenth anniversary of the date the EIP was adopted by the Company’s Board.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

9. Equity Capital Structure and Equity Incentive Plan: – Continued:

On May 11, 2023, the Company’s Nominating & Corporate Governance Committee approved the grant of a total of 55,000 restricted common shares to certain employees, board members and Company affiliates under the EIP. The restricted shares had vesting periods up to November 2024. The fair value of the restricted shares based on the closing price on the grant date was $201.

In November 2024, the Company’s Board of Directors approved the issuance of a total of 72,500 restricted common shares under the existing EIP to certain employees, board members and Company affiliates. The restricted shares had a vesting period of 12 months, which ended in November 2025. During 2025, 71,500 restricted common shares vested and 1,000 restricted common shares were forfeited upon employee departures prior to vesting. The fair value of the restricted shares based on the closing price on the grant date was $301. The total fair value of the 71,500 restricted common shares that vested during 2025, based on the closing price of the Company’s common shares on the vesting date, was $187.

On November 19, 2025, the Company’s Board of Directors authorized the repurchase of up to $3.0 million of the Company’s common shares for a period of up to one year. Repurchases may be made from time to time at the Company’s discretion in open market transactions, privately negotiated transactions, accelerated share repurchase programs or a combination of these methods. The actual amount and timing of repurchases are subject to capital availability, market conditions and the Company’s determination that repurchases are in the best interests of its shareholders. From November 19, 2025 through December 31, 2025, the Company repurchased 67,004 common shares in the open market at an average price of $2.95 per share, excluding commissions, for an aggregate purchase price of $0.2 million. This authorization expires in November 2026.

Non–cash charges of $171, $62 and $263 were recognized ratably from the grant date over the vesting period as compensation cost in General and administrative expenses of the accompanying Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2023, 2024 and 2025, the total unrecognized cost relating to restricted share awards was $30, $254 and nil, respectively, and the weighted average period for the non-vested awards was nine months and eleven months as of December 31, 2023 and 2024, respectively.

Restricted stock activity during the year ended December 31, 2025 is analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2024	72,500	$4.15
Granted	—	—
Vested	(71,500)	4.15
Forfeited or expired	(1,000)	4.15
Outstanding at December 31, 2025	—	$—

The fair value of the restricted shares has been determined with reference to the closing price of the Company’s stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the Consolidated Statements of Comprehensive Income over the respective vesting periods.

10. Non-controlling Interest

On July 5, 2023, the Company acquired a 60% equity interest in the newly incorporated entity Drykon for a consideration of $6,780 in cash. The remaining 40% was acquired by an entity related to the Company’s Chief Executive Officer and Chairman for a consideration of $4,520 in cash. An agreement has been signed, between the shareholders of Drykon where all matters about Drykon’s structure, operations and governance are determined and agreed in writing. Management assessed the terms of the agreement and concludes that there is disproportionality in between the financial interest and voting rights of the Company. More specifically, Pyxis owns 60% of the equity interest in Drykon, however, there are matters in the agreement requiring unanimous vote of all directors resulting in Pyxis only having a 50% share of the voting rights for these specific matters. A number of these matters that require a unanimous vote have been determined by the management to relate to activities that significantly affect the economic performance of Drykon and are considered by the management to be participating rights rather than protective in nature.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

10. Non-controlling Interest: – Continued:

On May 9, 2024, the Company acquired a 60% equity interest in the newly incorporated entity Accuship. The remaining 40% was acquired by an entity related to the Company’s Chief Executive Officer and Chairman. An agreement has been signed in June, between the shareholders of Accuship where all matters about Accuship’s structure, operations and governance are determined and agreed in writing. As per the agreement, the Company’s contribution consisted of a $7,320 cash payment and the issuance of 267,857 restricted common shares, while the entity related to the Company’s Chief Executive Officer and Chairman contributed $5,880 in cash. Management assessed the terms of the agreement and concludes that there is disproportionality in between the financial interest and voting rights of the Company. More specifically, Pyxis owns 60% of the equity interest in Accuship, however, there are matters in the agreement requiring unanimous vote of all directors resulting in Pyxis only having a 50% share of the voting rights for these specific matters. A number of these matters that require a unanimous vote have been determined by the management to relate to activities that significantly affect the economic performance of Accuship and are considered by the management to be participating rights rather than protective in nature.

For the years ended December 31, 2023, 2024 and 2025, the joint ventures (Drykon and Accuship, in aggregate) recorded net losses of $502, $903 and $147, respectively. Of those amounts, aggregate losses of $201, $361 and $59, respectively, were attributable to NCI.

	2023	2024	2025
Balance, January 1,	$—	$4,319	$6,288
Non-controlling interest contribution in Drykon Maritime Corp.	4,520	—	—
Non-controlling interest contribution in Accuship Maritime Ltd.	—	5,880	—
Drykon Maritime Corp. gain/(loss) attributable to non-controlling interest (40%)	(201)	(216)	68
Accuship Maritime Ltd. loss attributable to non-controlling interest (40%)	—	(145)	(127)
Deemed dividend to Accuship Maritime Ltd. (from Konkar Venture acquisition)	—	(3,550)	—
Balance, December 31,	$4,319	$6,288	$6,229

11. Net Income per Common Share:

The amounts shown in the accompanying Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2024 and 2025 are analyzed as follows:

	Years ended December 31,
	2023	2024	2025
Net income attributable to Pyxis Tankers Inc.	$37,037	$12,868	$1,994
Less: Dividend on PXSAP	(810)	(562)	—
Less: Deemed dividend on redeemed PXSAP	—	(2,682)	—
Net income attributable to common shareholders, basic	$36,227	$9,624	$1,994

Dividend on PXSAP	810	—	—
Net income attributable to common shareholders, diluted	$37,037	$9,624	$1,994

Effect of dilutive securities:
Preferred shares	1,884,718	—	—

Weighted average number of common shares, basic	10,701,059	10,524,511	10,422,154
Weighted average number of common shares, diluted	12,585,777	10,524,511	10,422,154

Net income per common share, basic	$3.38	$0.91	$0.19
Net income per common share, diluted	$2.94	$0.91	$0.19
PXSAP: Series A Convertible Preferred Stock

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

11. Net Income per Common Share: – Continued:

For 2023 and 2024, the outstanding warrants that could potentially dilute basic net income per common share were not included in the computation of diluted net income per common share, because they were out of the money. The number of common shares issuable upon exercise of such warrants excluded from diluted net income per common share was 1,701,665 for 2023 and 1,701,594 for 2024, respectively. For 2023, the assumed conversion of the Series A preferred stock was dilutive and, accordingly, the related preferred dividend was added back in calculating diluted net income attributable to common shareholders and the corresponding common shares issuable upon conversion were included in the calculation of diluted weighted average common shares outstanding. For 2024, incremental common shares resulting from non-vested restricted share awards and common shares issuable upon assumed conversion of the Series A preferred stock were excluded from the computation of diluted net income per common share because their inclusion would have been anti-dilutive. The Company had no potentially dilutive securities outstanding as of and during 2025.

12. Risk Management and Fair Value Measurements:

The principal financial assets of the Company as of December 31, 2025 consist of cash and cash equivalents, short-term investments in time deposits and trade accounts receivable from charterers. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable and accrued and other liabilities.

Interest rate risk: The Company’s loan interest rates are calculated at SOFR (or Term SOFR) plus a margin, as described in Note 8 above, hence, the Company is exposed to movements in SOFR. The Company has used interest rate caps in prior periods to mitigate its variable interest rate exposure and may consider entering into additional hedging arrangements in the future to further limit the impact of interest rate volatility on its results of operations and cash flows. As of December 31, 2025, the Company did not have any interest rate derivatives outstanding.

All of Company’s bank loans accrue interest based on SOFR (Secured Overnight Financing Rate), typically for one, three and six-month interest periods, which has been historically volatile.

Credit risk: Credit risk relates primarily to trade accounts receivable from charterers and cash, cash equivalents and short-term investments in time deposits held with financial institutions. Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash, cash equivalents, short-term investments in time deposits and trade accounts receivable from charterers. Trade accounts receivable from charterers are presented net of expected credit losses. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, primarily with high credit quality financial institutions and performs periodic evaluations of the relative creditworthiness of those financial institutions as part of the Company’s investment strategy. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the Consolidated Balance Sheets.

Currency risk: The Company’s transactions are denominated primarily in U.S. dollars; therefore, overall currency exchange risk is limited. Balances in foreign currency other than U.S. dollars are not considered significant.

Fair value: The carrying amounts of cash and cash equivalents, short-term investment in time deposits, trade accounts receivable, prepayments and other current assets, trade accounts payable, accrued and other liabilities and due to related parties reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair values of long-term bank loans and restricted cash also approximate the recorded values due to the variable interest rates payable.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

12. Risk Management and Fair Value Measurements: – Continued:

i. Assets measured at fair value on a recurring basis: Interest rate cap

The Company did not have any interest rate derivatives outstanding as of December 31, 2024 and 2025, respectively. Accordingly, there were no assets or liabilities measured at fair value on a recurring basis related to interest rate caps as of December 31, 2024 and 2025. The Company’s most recent interest rate cap was sold on January 25, 2023, resulting in net cash proceeds of $600. A loss of $59 related to the financial derivative instrument was recognized in the accompanying Consolidated Statements of Comprehensive Income.

ii. Assets measured at fair value on a non-recurring basis: Long lived assets held and used

As of December 31, 2023, 2024 and 2025, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amount was fully recoverable for the Company’s vessels held and used. No impairment loss was recognized for the years ended December 31, 2023, 2024 and 2025.

As of December 31, 2024 and 2025, the Company did not have any other assets or liabilities measured at fair value on a non-recurring basis.

13. Commitments and Contingencies:

Minimum contractual charter revenues: The Company employs certain of its vessels under lease agreements. Time charters typically may provide for variable lease payments, charterers’ options to extend the lease terms at higher rates and termination clauses. The Company’s contracted time charters as of December 31, 2025, range from one to twelve months, with varying extension periods at the charterers’ option and do not provide for variable lease payments. The Company’s time charters contain customary termination clauses which protect either the Company or the charterers from material adverse situations.

Future minimum contractual charter revenues, gross of 1.25% address commission and 1.25% brokerage commissions to Maritime and of any other brokerage commissions to third parties, based on the vessels’ committed, non-cancelable, short- and medium-term time charter contracts as of December 31, 2025, are as follows:

Year ending December 31,	Amount
2026	$11,267

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

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of December 31, 2025 and as of the date of the issuance of the Consolidated Financial Statements, management is not aware of any other claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying Consolidated Financial Statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

14. Interest and Finance Costs:

The amounts in the accompanying Consolidated Statements of Comprehensive Income are analyzed as follows:

	Year ended December 31,
	2023	2024	2025
Interest on long-term debt (Note 8)	$5,483	$6,259	$5,477
Interest on Promissory Note (Note 3)	69	—	—
Amortization and write-off of financing costs	247	238	226
Financing fees and charges	36	32	72
Total	$5,835	$6,529	$5,775

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

15. Segmental information:

The Company has two reportable segments from which it derives its revenues, tanker vessels and dry-bulk vessels, and has identified the Board of Directors as the CODM in accordance with ASC 280, Segment Reporting. The CODM is responsible for assessing performance, allocating resources, and making strategic decisions across the Company’s business segments. The table below presents information about the Company’s reportable segments for the years ended December 31, 2023, 2024 and 2025. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s Consolidated Financial Statements. The CODM uses segment profit/(loss), which is determined based on segment revenues less voyage related costs and commissions, vessel operating expenses, directly attributable general and administrative expenses, management fees, depreciation and amortization of special survey costs, allowance reduction for credit losses, interest and finance costs, and plus interest income, and excludes non-segment reconciling items, to assess the operating performance and relative profitability of each segment, including trends in segment revenues and significant expenses included in that measure. Based on that review, the CODM allocates financial and capital resources between the segments and makes strategic decisions regarding vessel acquisitions, vessel disposals, and major capital expenditures, while also considering expected market conditions and the future prospects of each segment. Items included in the segment’s profit/(loss) are allocated to each segment to the extent that they are directly attributable to that segment.

	Year ended December 31, 2025
	Tanker vessels	Dry-bulk vessels	Total
Revenues, net	$24,123	$14,871	$38,994
Less:
Voyage related costs and commissions (1)	(1,298)	(1,401)	(2,699)
Vessel operating expenses (1)	(8,235)	(6,008)	(14,243)
General and administrative expenses	32	(195)	(163)
Management fees (1)	(931)	(956)	(1,887)
Depreciation and amortization of special survey costs	(4,206)	(3,967)	(8,173)
Allowance reduction for credit losses	22	—	22
Interest and finance costs (1)	(2,652)	(3,057)	(5,709)
Interest income	140	49	189
Segment profit/(loss)	$6,995	$(664)	$6,331

Non-segment reconciling items:
General and administrative expenses			$(5,933)
Interest and finance costs			(66)
Interest income			1,603
Net income			$1,935

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

	Year ended December 31, 2024
	Tanker vessels	Dry-bulk vessels	Total
Revenues, net	$38,400	$13,142	$51,542
Less:
Voyage related costs and commissions (1)	(7,500)	(2,027)	(9,527)
Vessel operating expenses (1)	(7,920)	(5,447)	(13,367)
General and administrative expenses	(98)	(181)	(279)
Management fees (1)	(921)	(759)	(1,680)
Depreciation and amortization of special survey costs	(4,212)	(3,074)	(7,286)
Allowance reduction for credit losses	38	—	38
Interest and finance costs (1)	(3,491)	(3,027)	(6,518)
Interest income	32	22	54
Segment profit/(loss)	$14,328	$(1,351)	$12,977

Non-segment reconciling items:
General and administrative expenses			$(2,717)
Interest and finance costs			(11)
Interest income			2,258
Net income			$12,507

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

15. Segmental information: – Continued:

	Year ended December 31, 2023
	Tanker vessels	Dry-bulk vessels	Total
Revenues, net	$43,889	$1,579	$45,468
Less:
Voyage related costs and commissions (1)	(6,121)	(231)	(6,352)
Vessel operating expenses (1)	(10,772)	(851)	(11,623)
General and administrative expenses	(120)	(28)	(148)
Management fees (1)	(1,388)	(100)	(1,488)
Depreciation and amortization of special survey costs	(5,485)	(406)	(5,891)
Allowance reduction for credit losses	78	—	78
Gain from the sale of vessels, net	25,125	—	25,125
Interest and finance costs (1)	(5,275)	(478)	(5,753)
Loss from debt extinguishment	(379)	—	(379)
Loss from financial derivative instrument	(59)	—	(59)
Segment profit/(loss)	$39,493	$(515)	$38,978

Non-segment reconciling items:
General and administrative expenses			$(3,300)
Interest and finance costs			(82)
Interest income			1,240
Net income			$36,836

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

A reconciliation of total segment assets to total assets presented in the accompanying Consolidated Balance Sheets of December 31, 2023, 2024 and 2025, is as follows:

	As of December 31, 2025
	Tanker vessels	Dry-bulk vessels	Total
Cash and cash equivalents & restricted cash	$4,451	$1,244	$5,695
Inventories	307	229	536
Trade accounts receivable	326	1,681	2,007
Prepayments and other current assets	225	79	304
Vessels, net	64,028	69,291	133,319
Deferred dry-dock and special survey costs, net	829	1,264	2,093
Segment assets	$70,166	$73,788	$143,954

Non-segment reconciling items:
Cash and cash equivalents			$31,210
Short-term investment in time deposits			18,000
Prepayments and other current assets			248
Total assets			$193,412

PYXIS TANKERS INC.

Notes to the Consolidated Financial Statements

December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share

15. Segmental information: – Continued:

	As of December 31, 2024
	Tanker vessels	Dry-bulk vessels	Total
Cash and cash equivalents & restricted cash	$3,074	$2,299	$5,373
Inventories	1,150	739	1,889
Trade accounts receivable, net	4,587	453	5,040
Claim receivable	—	245	245
Prepayments and other assets	414	221	635
Vessels, net	67,373	72,651	140,024
Deferred dry-dock and special survey costs	1,214	—	1,214
Advance for vessel additions	—	170	170
Segment assets	$77,812	$76,778	$154,590

Non-segment reconciling items:
Cash and cash equivalents			$17,220
Short-term investment in time deposits			17,000
Prepayments and other current assets			71
Total assets			$188,881

	Year ended December 31, 2023
	Tanker vessels	Dry-bulk vessels	Total
Cash and cash equivalents & restricted cash	$4,237	$1,041	$5,278
Inventories	904	53	957
Trade accounts receivable, net	4,704	260	4,964
Due from related parties	—	194	194
Prepayments and other assets	180	24	202
Vessels, net	71,179	28,094	99,273
Deferred dry-dock and special survey costs	1,622	—	1,622
Prepayments for vessel acquisition	—	2,663	2,663
Segment assets	$82,826	$32,329	$115,153

Non-segment reconciling items:
Cash and cash equivalents			$31,061
Short-term investment in time deposits			20,000
Prepayments and other current assets			99
Total assets			$166,313

16. Subsequent Events:

Amendments to Piraeus Bank S.A. secured loans: On January 26, 2026, the Company completed amendments to the existing secured loans with Piraeus Bank S.A. for the Tenthone Corp. (the Pyxis Karteria), the Dryone Corp. (the Konkar Ormi) and the Drythree Corp. (the Konkar Venture) relating to outstanding principal borrowings of $42,100 in the aggregate. The maturity of each loan was extended by six months, with an interest rate reduction to Term SOFR + 1.80%, representing a weighted average margin savings of 58 basis points in margin from the prior loan agreements. All other terms and conditions remain in full force and effect.

Ongoing $3,000 common share repurchase program: Subsequent to year-end December 31, 2025 through March 23, 2026, the Company acquired an additional 142,720 shares for $504 at an average price of $3.46 per share, exclusive of commissions. Thus, $2,294 remains under the current authorized buy-back program. As of such date, after giving effect to these repurchases and the cancellation of 1,000 previously granted but unvested shares upon the resignation of an employee, there were 10,275,139 PXS shares outstanding of which Mr. Valentis owned 58.5%.

Geopolitical developments affecting vessel transit: Subsequent to December 31, 2025, military conflict involving Iran disrupted vessel transit in and around the Strait of Hormuz. As of April 1, 2026, one of the Company’s tankers was awaiting charterer’s instructions regarding transit through the area. At the date of issuance of these Consolidated Financial Statements, the Company cannot predict the duration or financial effect of this matter.

